

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



# Form CB

## TENDER OFFER / RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | ☒ |
| Securities Act Rule 802 (Exchange Offer) | ☐ |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | ☐ |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | ☐ |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | ☐ |

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7) ☒



Aberdeen Asset Management PLC

(Name of Subject Company)

Not applicable

(Translation of Subject Company's Name into English (if applicable))

Scotland

(Jurisdiction of Subject Company's Incorporation or Organization)

Aberdeen Asset Management PLC

(Name of Person(s) Furnishing Form)

Ordinary Shares par value 10p each

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Scott Edward Massie
Company Secretary
Aberdeen Asset Management PLC
10 Queen's Terrace
Aberdeen, AB10 Y1G Scotland UK
011-44-(0)1224-631999



(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 12, 2005

(Date Tender Offer / Rights Offering Commenced)

## PART I
## INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

(a) The following documents have been delivered to holders of securities or published in the home jurisdiction of Aberdeen Asset Management PLC (the "Company") and are required to be disseminated to U.S. security holders or published in the United States:

- Prospectus of the Company dated August 12, 2005, a copy of which is furnished as Exhibit I.(1) to this Form CB; and

- Circular of the Company dated August 12, 2005, a copy of which is furnished as Exhibit I.(2) to this Form CB.

(b) Not applicable.

**Item 2. Informational Legends**

A legend complying with Rule 801(b) under the Securities Act of 1933, as amended, is included in the Prospectus furnished as Exhibit I.(1) to this Form CB and in the Circular furnished as Exhibit I.(2) to this Form CB.

## PART II
## INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(a) The following documents have been made publicly available in connection with the transaction in accordance with the requirements of the Company's home jurisdiction but need not be disseminated to security holders:

- Press Release of the Company dated August 12, 2005, a copy of which is furnished as Exhibit II.(1) to this Form CB.

(b) The following documents are incorporated by reference into the home jurisdiction documents:

- Annual Report and Accounts 2002 of the Company, a copy of which is furnished as Exhibit II.(2) to this Form CB; and

- Annual Report and Accounts 2003 of the Company, a copy of which is furnished as Exhibit II.(3) to this Form CB; and

- Interim Report and Accounts 2004 of the Company, a copy of which is furnished as Exhibit II.(4) to this Form CB; and

- Annual Report and Accounts 2004 of the Company, a copy of which is furnished as Exhibit II.(5) to this Form CB; and

- Interim Report and Accounts 2005 of the Company, a copy of which is furnished as Exhibit II.(6) to this Form CB; and

- Listing Particulars of the Company dated October 3, 2003, a copy of which is furnished as Exhibit II.(7) to this Form CB; and

- Offering Circular of the Company dated March 8, 2005, a copy of which is furnished as Exhibit II.(8) to this Form CB; and

- Prospectus of the Company dated June 3, 2005, a copy of which is furnished as Exhibit II.(9) to this Form CB.

## PART III
## CONSENT TO SERVICE OF PROCESS

The Company is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

## PART IV
## SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABERDEEN ASSET MANAGEMENT PLC

By ____________________
Name: W. J. Rattray
Title: Director

Date: August 15 , 2005

## EXHIBIT INDEX

| Exhibit | Description |
|---|---|
| I.(1) | Prospectus of the Company dated August 12, 2005. |
| I.(2) | Circular of the Company dated August 12, 2005. |
| II.(1) | Press Release of the Company dated August 12, 2005. |
| II.(2) | Annual Report and Accounts 2002 of the Company. |
| II.(3) | Annual Report and Accounts 2003 of the Company. |
| II.(4) | Interim Report and Accounts 2004 of the Company. |
| II.(5) | Annual Report and Accounts 2004 of the Company. |
| II.(6) | Interim Report and Accounts 2005 of the Company. |
| II.(7) | Listing Particulars of the Company dated October 3, 2003. |
| II.(8) | Offering Circular of the Company dated March 8, 2005. |
| II.(9) | Prospectus of the Company dated June 3, 2005. |

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take or about the contents of this document, you should immediately consult an independent financial adviser authorised under the Financial Services and Markets Act 2000 (or, in the case of recipients outside the United Kingdom, a stockbroker, bank manager, solicitor, accountant or other independent financial adviser) without delay.**

If you sell or have sold or otherwise transferred (other than ex-rights) all of your Ordinary Shares in Aberdeen Asset Management PLC (**"the Company"**) held in certificated form before 1 September 2005 (**"the ex-rights date"**), please forward this document together with the accompanying documents at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you sell or have sold or otherwise transferred your Ordinary Shares held in uncertificated form before the ex-rights date, a claim transaction will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee.

A copy of this document, which incorporates a prospectus relating to the Company and which has been prepared in accordance with the Listing Rules and the Prospectus Rules made under Section 73A of the Financial Services and Markets Act 2000 has been filed with the FSA in accordance with rule 3.2 of the Prospectus Rules. The attention of Shareholders who are resident in, or citizens of, territories outside the United Kingdom is drawn to the paragraph headed "Overseas Shareholders" in Part 1 of this document. In particular, Shareholders who are resident in Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland should note that this document is being sent for information purposes only. The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any of those restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction. The Provisional Allotment Letter will not and should not be, forwarded to, or transmitted in or into, Canada, Australia, Japan, New Zealand, South Africa or the Republic of Ireland.

---

# ABERDEEN ASSET MANAGEMENT PLC

*(Registered in Scotland No. SC82015)*




Aberdeen

## Proposed Acquisition of certain Fund Management Businesses and Contracts of Deutsche Bank AG and 3 for 2 Rights Issue of up to 486,000,000 New Ordinary Shares at 63p per Share

---

**JPMorgan Cazenove which is authorised and regulated in the United Kingdom by the Financial Services Authority is acting exclusively for the Company in connection with the Proposals and not for any other person and will not be responsible to any other person for providing the protections afforded to customers of JPMorgan Cazenove or for providing advice in relation to the Proposals, the contents of this document and the accompanying documents or any arrangements referred to therein.**

**Bridgewell Securities which is authorised and regulated in the United Kingdom by the Financial Services Authority is acting for the Company as co-broker in connection with the Proposals and not for any other person and will not be responsible to any other person for providing the protections afforded to customers of Bridgewell Securities or for providing advice in relation to the Proposals, the contents of this document and the accompanying documents or any arrangements referred to therein.**

**PERSONS RECEIVING A COPY OF THIS DOCUMENT ARE DIRECTED TOWARDS THE SECTION HEADED "RISK FACTORS" ON PAGES 11 TO 14 OF THIS DOCUMENT.**

The Existing Ordinary Shares have been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's Main Market and have been admitted to the official list of Singapore Exchange Securities Trading Limited. Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List, the London Stock Exchange to be admitted to trading on its Main Market and application will be made to Singapore Exchange Securities Trading Limited for the New Ordinary Shares to be listed on the Singapore Exchange Securities Trading Limited's market for listed securities. It is expected that Admission will become effective and that dealings in the New Ordinary Shares will commence nil paid at 8.00 a.m. on 1 September 2005.

12 August 2005

It is expected that: (a) Provisional Allotment Letters will be despatched to Qualifying Non-CREST Shareholders on 31 August 2005 and (b) Qualifying CREST Shareholders (who will not receive a Provisional Allotment Letter) will receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights on 1 September 2005. The Nil Paid Rights so credited are expected to be enabled for settlement by CRESTCo as soon as practicable after admission of the Nil Paid Rights to the Official List has become effective.

Qualifying Non-CREST Shareholders should retain this document for reference pending receipt of a Provisional Allotment Letter. Qualifying CREST Shareholders should note that they will receive no further written communication from the Company in respect of the Rights Issue. They should accordingly retain this document for, *inter alia*, details of the action they should take in respect of the Rights Issue. Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with this document and the Rights Issue.

None of the Nil Paid Rights, Fully Paid Rights or the New Ordinary Shares have been or will be registered under the relevant securities laws of any country other than the United Kingdom and may not, subject to certain exceptions, be offered, sold, taken up or delivered, directly or indirectly, in or into any country other than the United Kingdom or, in the case of the Nil Paid Rights and Fully Paid Rights renounced or transferred in favour of or to a person in any country other than the United Kingdom. Further details are set out in Part 1 of this document. The directors of the Company, whose names appear on page 15 of this document, and the Company accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and the Company (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Holdings of Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

This document does not constitute an offer to sell or the solicitation of an offer to acquire New Ordinary Shares or to take up entitlements to Nil Paid Rights in any jurisdiction in which such an offer or solicitation is unlawful. The New Ordinary Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States. The New Ordinary Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters will be issued pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 801 thereunder. The New Ordinary Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Ordinary Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States. The attention of recipients of this document who are residents or citizens of any country other than the United Kingdom or who have a contractual or other obligation to forward this document or the Provisional Allotment letter to a jurisdiction outside the United Kingdom is drawn to section 6 of Part 1 of this document.

No action has been taken or will be taken under any regulatory or other requirements of any jurisdiction other than the United Kingdom to permit a public offering of the New Ordinary Shares or the distribution of this prospectus. The distribution of this prospectus and the offering of the New Ordinary Shares in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus comes are required by the Company, and JPMorgan Cazenove to inform themselves about and to observe any such restrictions. This prospectus may not be used for or in connection with any offer to or solicitation by anyone in any jurisdiction in any circumstances in which such offer or solicitation is not authorised or is unlawful. For a description of certain further restrictions on offers and sales of the New Ordinary Shares and distribution of this prospectus, see Part 1 of this document.

No person is authorised to give any information or to make any representation not contained in this prospectus in connection with the issue or sale of the New Ordinary Shares and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Company. Neither the delivery of this prospectus nor any offer, sale or delivery made in connection with the issue of the New Ordinary Shares shall, under any circumstance, constitute a representation that there has been no change or development likely to involve a change in the condition (financial or otherwise) of the Company or the Group since the date hereof or create any implication that the information contained herein is correct as of any date subsequent to the date hereof or the date as of which that information is stated herein to be given.

## NOTICE TO US INVESTORS

The New Ordinary Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters have not been and will not be registered under the Securities Act or under the securities laws of any state of the United States. The New Ordinary Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters will be issued pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 801 thereunder.

The Rights Issue is made for the securities of a UK company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in the UK, and some or all of its officers and directors may reside outside of the US. You may not be able to sue a UK company or its officers or directors in a non-US court for violations of US securities laws. It may be difficult to compel a UK company and its affiliates to subject themselves to a US court's judgment.

The rights granted in the Rights Issue may not be transferred by US holders except in accordance with the provisions of Regulation S (Rules 901 through 905) under the Securities Act. Shares acquired pursuant to the Rights Issue and described in this prospectus are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act to the same extent and proportion that the Ordinary Shares held by the Shareholder as of the Record Date for the Rights Issue were restricted securities.

## CONTENTS

## SUMMARY

**THIS SUMMARY IS DERIVED FROM, AND SHOULD BE READ AS AN INTRODUCTION TO AND IN CONJUNCTION WITH, THE FULL TEXT OF THIS DOCUMENT. Prospective investors' attention is drawn to the risk factors set out on pages 11 to 14 of this document. Any decision to invest in New Ordinary Shares should be based on consideration of this document (and the documents incorporated by reference) as a whole by the investor.**

**Where a claim relating to the information contained in a prospectus is brought before a court, the plaintiff investor might, under the national legislation of the EEA States, have to bear the costs of translating the prospectus before the legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this summary, including any translation of this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this document.**

### 1. Introduction

On 7 July 2005, the Board of Aberdeen announced that it had entered into an agreement with Deutsche Asset Management Group Limited to acquire the Target Businesses for cash consideration. Aberdeen will pay Deutsche Asset Management up to £200 million in cash on the Closing Date in respect of the London Fixed Income Business, the Philadelphia Fixed Income Contracts and the OEIC Business. A further deferred payment in respect of the Equities/Multi-Asset Business of between nil and £45 million will be made on 31 March 2006[(1)]. The total adjusted consideration will not exceed £245 million plus payment on a pound for pound basis for any excess of the net asset value of the Target Businesses at the Closing Date over £35 million. The net asset value of the Target Businesses at the Closing Date is expected to be between £35 million and £60 million. Therefore, the consideration is expected to be no greater than £270 million, on the basis that the net asset value of the Target Businesses at the Closing Date is no more than £60 million. The final amount payable by Aberdeen will depend in part on the actual run-rate management fees of the Target Businesses compared with certain target run-rate management fees. The minimum amount payable for the Target Businesses will be £111.5 million, including the net asset value payment. This Acquisition is being financed by a £216 million[(2)] fully underwritten Rights Issue (net of expenses) on the basis of three New Ordinary Shares for each two Existing Ordinary Shares.

The Acquisition will be effected by the transfer of certain legal entities to Aberdeen (the "Target Companies"), the novation of the Philadelphia Fixed Income Contracts and Aberdeen taking on employees from Deutsche Asset Management, which collectively are referred to as the "Target Businesses".

### 2. Benefits of the Proposals

Aberdeen's corporate strategy is to be recognised as an active manager of equities and fixed interest securities, delivering consistent performance and adopting a differentiated investment process that is the choice of investors in both mainstream asset categories and in the specialist niche funds in which the Aberdeen Group has expertise. The Board firmly believes in providing high quality client service based on remaining an independent fund manager focused on delivering the needs of the investor.

In addition, Aberdeen has sought to grow and diversify its recurring revenue streams across a range of asset classes whilst leveraging off the Group's efficient cost base and operating model. The Acquisition is therefore consistent with this strategy and provides the following benefits for Aberdeen and its shareholders:

*Asset diversification and increased scale:*

- investment strengths of the Target Businesses complement Aberdeen's investment strengths
- added depth to the product offering of the Aberdeen Group

(1) As set out in the Unaudited Pro Forma Financial Information on page 67 of this document, the Company's prudent estimate of the deferred payment in respect of the Equities/Multi-Asset Business is £38.9 million.

(2) Based on the issue of 362,873,245 New Ordinary Shares (being the issue of 3 New Ordinary Shares for every 2 Existing Ordinary Shares at the date of this document when there were 241,915,497 Existing Ordinary Shares in issue) at 63 pence per New Ordinary Share, less expenses of £12.6 million.

- broadens Aberdeen's mix of assets under management

*Value creation for Shareholders:*

- application of Aberdeen's operating model and efficient cost structure to significantly increased Group revenues
- exploits Aberdeen's skills and strong track record in integrating businesses
- the Acquisition is expected to be earnings enhancing (before any amortisation of intangible assets) from the date of completion of the Acquisition

The benefits of the Rights Issue are:

- reduction in Aberdeen's gearing ratio
- continuance of Aberdeen's focus on improving balance sheet strength
- the net proceeds will finance the Acquisition and therefore ensure that the Shareholders benefit from those points stated above

The Board of Aberdeen expects the Acquisition to be materially earnings enhancing (before any amortisation of intangible assets) in Aberdeen's financial year to 30 September 2006.

The consideration payable upon completion of the Acquisition will be financed out of the net proceeds of the Rights Issue with any incremental consideration in respect of excess net assets financed from bank borrowings. The deferred consideration payable in respect of the acquisition of the Equities/ Multi-Asset Business will be financed from bank borrowings.

The Rights Issue is conditional, *inter alia*, upon the passing of the Resolution set out in the EGM Notice. However, in the event that the Rights Issue proceeds, but the Acquisition does not subsequently complete, your Board expects that it would return to Shareholders the net proceeds of the Rights Issue in the most cost effective manner practicable. Until the net proceeds could be returned, they would be held on deposit or invested in short-term liquidity including, but not limited to, short-dated government bonds.

## 3. Summary of the Terms of the Rights Issue

New Ordinary Shares will be provisionally allotted by way of rights at 63 pence per New Ordinary Share to Qualifying Shareholders on the basis of:

**3 New Ordinary Shares for every 2 Existing Ordinary Shares**

held on the Record Date and so in proportion for any other number of shares held. Provisional Allotment Letters will need to be received at the latest by 11.00 a.m. on 23 September 2005. All the New Ordinary Shares will, when issued and fully paid, rank *pari passu* in all respects with the Existing Ordinary Shares. The Rights Issue is underwritten by JPMorgan on behalf of JPMorgan Cazenove.

The Rights Issue is conditional *inter alia* on the passing of the Resolution at the EGM, certain conditions of the Underwriting Agreement being fulfilled and admission of the New Ordinary Shares to the Official List of the UKLA. The Rights Issue is not conditional on the Acquisition completing.

## 4. Key Information

The financial information set out below has been extracted, without material adjustment, from the published Annual and Interim Reports and Accounts, as described in Part 5 of this document. Qualifying Shareholders should read the whole of this document and should not rely solely on key or summarised information.

(a) *Summarised historical financial information on Aberdeen*

| | 6 months to 31 March 2005 | 6 months to 31 March 2004 | 12 months to 30 Sept 2004 | 12 months to 30 Sept 2003 | 12 months to 30 Sept 2002 |
|---|---|---|---|---|---|
| | Unaudited | Unaudited | Audited | Audited | Audited |
| **Turnover** | £ 72.9m | £ 73.4m | £ 140.0m | £142.3m | £192.1m |
| **Pre-tax profit (loss)** | | | | | |
| (before goodwill amortisation, impairment provisions & exceptional items) | £ 10.4m | £ 5.5m | £ 15.1m | £ 5.0m | £ 41.7m |
| (after goodwill amortisation, impairment provisions, gain on disposals & exceptional items) | £ 5.9m | £ (9.6m) | £ (87.6m) | £ (6.4m) | £ 18.3m |
| **Earnings (loss) per share** | | | | | |
| (before goodwill amortisation, impairment provisions & exceptional items) | 3.41p | 1.56p | 4.7p | 3.1p | 16.5p |
| (after goodwill amortisation, impairment provisions, gain on disposals & exceptional items) | 1.49p | (5.61p) | (34.9p) | (8.8p) | 3.3p |
| **Dividend per share** | 2.20p | 2.0p | 4.0p | 4.0p | 6.0p |
| **Assets under management** | | | | | |
| At the period end | £25.4bn | £23.4bn | £ 22.1bn | £ 20.6bn | £ 23.7bn |

(b) *Summary unaudited pro forma financial information*

Presented below is summary pro forma financial information for the Group, which gives effect to the Proposals as if such transactions had occurred on 31 March 2005 and is prepared in accordance with UK GAAP, and has been extracted from the Unaudited Pro forma Financial Information relating to the Aberdeen Group on pages 65 to 67:

| | Group Consolidated Balance Sheet 31 March 2005 | Pro forma Consolidated Balance Sheet |
|---|---|---|
| | (£'000) | (£'000) |
| Total assets | 494,667 | 4,893,845 |
| Equity shareholders' funds | 130,952 | 346,988 |
| Gearing | 128.4% | 48.5% |

(c) *Listing and Admission*

Application will be made for the New Ordinary Shares and the Nil Paid Rights to be admitted to the Official List and to trading on the London Stock Exchange's Main Market at 8.00 a.m. on 1 September 2005.

(d) *Dividends*

The New Ordinary Shares issued pursuant to the Rights Issue will rank *pari passu* for any final dividend for the year to 30 September 2005. Aberdeen intends to rebase future dividend payments per Ordinary Share, including any final dividend for the year to 30 September 2005, to reflect the bonus element of the Rights Issue.

(e) *Risk Factors*

Qualifying Shareholders should consider carefully the risks and uncertainties listed below. If any or a combination of these risks actually occurs, the price of the Ordinary Shares could decline and investors may lose all or part of their investment.

(i) Risks associated with the Group's business

*Split Capital Trusts* — Following Aberdeen's announcement on 26 February 2004 that it had received details from a FOS adjudicator of a provisional assessment in respect of a complaint brought by one investor in Progressive, Aberdeen has exercised its right to refer provisional assessments made by FOS adjudicators in connection with complaints brought by investors in Progressive to an Ombudsman for determination. Aberdeen, on the basis of robust legal advice, is vigorously contesting these cases. Were FOS ultimately to make a final decision against the Aberdeen Group, the Aberdeen Board considers it impossible to make any reasonable estimate of any potential liability of the Aberdeen Group over and above the cost of the Uplift Plan. The board of REO has issued proceedings against the Aberdeen Group and a non-Aberdeen party, seeking damages in respect of losses incurred on its income portfolio. The proceedings will be vigorously defended and the Aberdeen Group will counterclaim. It is not possible to quantify any exposure to damages in this regard. The liquidator of the special purpose vehicle of Aberdeen Preferred Income Trust Limited wrote to Aberdeen in 2004 indicating that it was considering a claim. However, no further detail has been forthcoming.

Some speculation exists that legal proceedings may be brought against a range of parties who have been involved in the Splits Sector. Other than as stated above, no notice of any legal proceedings related to Aberdeen has been served and any such proceedings would be defended robustly.

(ii) Risks associated with the Group's business and the Target Businesses

*Employees* — the loss of key members of the Aberdeen Group (as enlarged by the Acquisition) could have a material adverse effect on its performance.

*Financial Markets* — fluctuations in the financial markets in which the Aberdeen Group operates may adversely affect the performance of both the Aberdeen Group and the Target Businesses.

*Exchange Rate Fluctuations* — the turnover of the Aberdeen Group and of the Target Businesses is subject to fluctuations between local currencies, particularly the US dollar and sterling.

*Regulation* — the Aberdeen Group's and the Target Businesses' operations are subject to financial regulations in each of the jurisdictions in which they operate.

*Economic Environment* — the future results of the Aberdeen Group and the Target Businesses will be dependent on factors outside their control which could have a substantial positive or negative effect on future results.

(iii) Risks relating to the Rights Issue

The value of an investment in the Company and the income derived from it, if any, may go down as well as up and an investor may not get back the amount invested.

*Market Price* — the market prices of the New Ordinary Shares may not reflect the underlying value of the Group.

*Disposal* — the price at which investors may dispose of their New Ordinary Shares in the Company may be influenced by a number of factors, some of which may pertain to the Company, and others of which may be outside of its control. Investors may realise less than the original amount invested.

*Payment of Dividends* — the ability of the Company to pay any dividends in respect of the New Ordinary Shares will depend on the level of income received and on the Group continuing to meet bank covenants.

*Borrowings* — the amount of borrowings by the Group may increase the volatility of the New Ordinary Shares.

*Market Fluctuation* — the market price of the Ordinary Shares could be subject to significant fluctuations in response to, among other factors, interest rates, inflation and variations in the Group's performance. Developments in, and changes in securities analysts' recommendations regarding the fund management sector may also influence and bring volatility in the market price of the Units, New Ordinary Shares and the Ordinary Shares.

*US Securities* — the New Ordinary Shares will not be registered under the Securities Act and will be issued pursuant to an exemption from registration requirements under such legislation.

*Nil Paid Rights* — the trading period for the Nil Paid Rights is expected to commence on 1 September 2005 and end on 23 September 2005, but an active trading market may not develop in that period. The trading price of the Nil Paid Rights will be subject to the same risks as the New Ordinary Shares

*Non-Guarantee of Tax Treatment* — there is no guarantee that existing taxation legislation will continue to apply.

*Completion of Acquisition* — the Rights Issue is not conditional upon the completion of the Acquisition and if the Acquisition does not complete for any reason, then the costs associated with a return of capital or other mechanism to effect a return of capital may result in Shareholders receiving significantly less than the value of their original investment.

(iv) Risks relating to the Acquisition

*Financial effects of the Acquisition* — The financial effects of the Acquisition will depend upon the level of clients retained by the Target Businesses and the Company's ability to manage costs in line with the revenues finally secured.

*Outsourcing* — Aberdeen intends to enter into outsourcing arrangements with BNP Paribas Securities Services and failure to outsource in accordance with the planned timetable and on acceptable terms could have an adverse effect on the speed and success of the integration process.

## 5. Current Trading of Aberdeen

Aberdeen announced its interim results on 3 May 2005. The Group earned a profit before taxation, goodwill amortisation and exceptional items of £10.4 million for the first half year, compared to £5.5 million for the same period in 2004. Continued steady investment performance and a demonstrably robust investment process enabled the Group to win net new business of £2 billion in the first half year.

The Group continues to benefit from strong new business flows, leading to improved revenues. Improved revenues and the Group's focus on cost efficiencies should help ensure that the Group's operating margin continues to improve.

Assets under management at 31 May 2005 totalled £25.9 billion. Taking account of mandates awarded but not yet funded would increase assets under management as of the same date to £26.6 billion.

## 6. Information on the Target Businesses

The Target Businesses comprise the London-based Fixed Income Business, Philadelphia-based Philadelphia Fixed Income Contracts, the OEIC Business, the London-based UK and Global Equities Business and a London-based Multi-Asset Business.

As at 31 May 2005, the Target Businesses had assets under management of £46.3 billion with annualised run-rate management fees at that date of £119.3 million.

For the year ended 31 December 2004, under Deutsche Bank's ownership, the Target Businesses made losses before tax of £35.9 million. Aberdeen expects to operate the Target Businesses from a much reduced cost base. As at 31 December 2004, the Target Businesses had gross assets of £252.8 million, excluding unit-linked long term life assurance assets held on the balance sheet.

The investment styles and products of the Target Businesses are complementary to those of the Group and the Target Businesses also contribute strong domestic products and global capabilities.

## 7. Management and Board

The London Fixed Income Business and the Philadelphia Fixed Income Contracts will be managed under the leadership of Steve Ilott, currently Head of Fixed Income at the Target Businesses, who will become Aberdeen's Head of Fixed Income and join Aberdeen's Executive Committee. There will be no change to Aberdeen's Board of Directors as a result of the Acquisition.

## 8. Additional Information

(a) *Share capital*

Following the Rights Issue, the maximum issued share capital of the Company will be £68,478,874 divided into 604,788,742 Ordinary Shares and 80,000 Preference Shares (assuming there are 241,915,497 Existing Ordinary Shares in issue at the Record Date).

The rights attaching to the New Ordinary Shares will be identical to the rights attaching to the Existing Ordinary Shares.

The Rights Issue will result in adjustments being made to the conversion prices of the 2007 Bonds, the 2010 Bonds and the Warrants issued in connection with the Convertible Preference Share Units in accordance with their terms.

(b) *Working capital statement*

The Company is of the opinion that, having regard to the cash balances and existing bank and other facilities available to the Aberdeen Group, and having taken into account the net proceeds of the Rights Issue receivable by the Company, the working capital available to the Aberdeen Group is sufficient for its present requirements, that is for at least the next 12 months following the date of this document.

(c) *Significant changes*

There have been no significant changes in the financial or trading position of the Group since 31 March 2005 or the Target Businesses since 31 December 2004.

# RISK FACTORS

Before deciding whether or not to take up their rights under the Rights Issue or whether to invest in the Company, prospective investors should carefully consider all the information set out in this document, together with the risks normally associated with companies of a similar nature to the Company and, in particular, those risks described below. If any of the following risks actually materialise, Aberdeen's business, financial condition and share price could be materially and adversely affected to the detriment of Aberdeen and its Shareholders. Further risks and uncertainties which are not presently known to the Directors at the date of this document, or that the Directors currently deem immaterial, may also have an adverse effect on the business, financial condition or results of the Group.

## 1. Risks associated with the Group's business

*Split Capital Trusts*

On 24 December 2004, Aberdeen announced that the near three-year-long investigation into the marketing and management of split capital funds had been concluded with an omnibus settlement between the majority of the firms involved in the sector, the FSA, the Jersey Financial Services Commission and the Guernsey Financial Services Commission. The terms of the settlement entail no admission of liability and effectively conclude the Group's exposure to the regulators in respect of these matters. Aberdeen contributed £35 million to a central fund. This fund will be used to provide a cash distribution for retail investors in the zero dividend preference shares issued by split capital investment companies. In total, approximately £143 million was committed to the central fund by 18 companies involved in the sector, including Aberdeen's own contribution supported by a payment made by Aberdeen's insurers in full and final settlement of any liability those insurers might have under the relevant insurance policies. Aberdeen issued an Uplift Plan for investors in Progressive (a retail unit trust which, since its launch in August 2000, has invested primarily in zero dividend preference shares of listed multi-class closed end collective investment vehicles) at an estimated cost of £43.3 million. In the two years to 30 September 2004, the Group incurred legal and other external costs of over £7 million in relation to these issues.

The Uplift Plan was offered to all investors who held units in Progressive which were issued by the managers on or before 28 June 2002 and gave those investors the opportunity to receive the initial cost of their investment on the redemption of their holdings on or around the fifth anniversary of their investment. Eligible Investors (as defined in the Uplift Plan) who had previously sold their holdings were also offered payments at a discounted rate.

Eligible Investors who accepted the offer of participation in the Uplift Plan have done so on condition that they relinquish their rights to take any other action in relation to their holding in Progressive. Eligible Investors who have chosen not to participate in the Uplift Plan may pursue a complaint via FOS.

Acceptance by an investor of the Uplift Plan enabled Aberdeen to crystallise the extent of its liability to that investor. By the time that the Uplift Plan closed to further acceptances on 3 June 2005 acceptances had been received from Eligible Investors representing some 94.4 per cent. by value of those entitled to participate.

Aberdeen announced on 26 February 2004 that it had received details from a FOS adjudicator of a provisional assessment in respect of a case being examined by FOS in relation to a complaint brought by one investor in Progressive. There have been further similar provisional assessments. The provisional assessments, which are not binding on either party, set out the FOS adjudicator's view on these complaints. The provisional assessments proposed that the dispute between Aberdeen Unit Trust Managers Limited and the complainants be resolved by the payment of compensation to the complainants. After careful consideration of the provisional assessments, the Aberdeen Board believed the provisional assessments did not reflect the weight of evidence which Aberdeen had supplied to substantiate its position. Whilst remaining sensitive to the distress suffered by investors in Progressive and wishing to provide support to them on a voluntary basis, the Aberdeen Board could not agree with the FOS adjudicator's opinion. Aberdeen is therefore exercising its right to have the cases referred to an Ombudsman for determination. Aberdeen, on the basis of robust legal advice, will vigorously contest any cases on which FOS may issue adverse findings.

Were FOS ultimately to make a final decision against the Aberdeen Group, any compensation would have to take into account the circumstances of individual cases. In this regard, given the advice of

Aberdeen's solicitors, and the lack of information as to both the number and quantum of cases which will be subject to any determination by FOS, the Aberdeen Board considers it impossible to make any reasonable estimate of any potential liability of the Aberdeen Group over and above the cost of the Uplift Plan.

On 28 June 2005, proceedings were issued against Aberdeen and Aberdeen Asset Managers Jersey Limited (together the "Aberdeen Parties") and a non-Aberdeen party, in the High Court in London by Real Estate Opportunities Limited (**"REO"**). In 2003, the board of REO announced, with respect to the Aberdeen Parties, that REO had terminated its management contract with immediate effect and indicated that it held the Aberdeen Parties liable for damages in respect of losses incurred on REO's income portfolio. The Aberdeen Parties do not accept the validity of REO's termination without notice. The Aberdeen Parties believe that the claim is without merit. The Aberdeen Parties will vigorously defend the proceedings and counterclaim for their accrued fees and the fees relating to the 12 months' notice period provided for in the management contract. It is not possible to quantify any exposure to damages with respect to these proceedings.

In April 2004, the liquidator of the special purpose vehicle of Aberdeen Preferred Income Trust Limited wrote to Aberdeen indicating that it was considering a claim. However, no further detail has been forthcoming.

The speculation that legal proceedings may be brought against a range of parties who have been involved in the Splits Sector continues. Other than as stated above, no notice of any legal proceedings related to the Aberdeen Group's involvement in the Splits Sector has been served against any member of the Aberdeen Group and any such proceedings would be defended robustly.

## 2. Risks associated with both the Group's business and the Target Business

*Employees*

The success of the Aberdeen Group and the Target Businesses depends, *inter alia,* upon the support of its employees and, in particular, the executive directors and fund managers. The loss of key members of the Aberdeen Group's and the Target Businesses' staff could have a material adverse effect on its performance. In addition, the success of the enlarged Group following the Acquisition will depend upon a number of key employees who are transferring to Aberdeen with the Target Businesses. The success of the integration of the Target Businesses may be adversely affected if such key employees were to leave.

*Financial Markets*

The income of the Aberdeen Group and of the Target Businesses is subject to change as a result of fluctuations in the financial markets in which they operate which directly affect the level of funds under management and which may adversely affect the Aberdeen Group's and the Target Businesses' performance. Equity and bond markets have been extremely volatile over recent times. A sustained further fall in equity and/or bond markets would reduce the Group's revenues and significantly diminish its prospects of obtaining new funds to manage.

*Exchange Rate Fluctuations*

A significant proportion of the Aberdeen Group's and the Target Businesses' turnover is generated overseas and, because the Aberdeen Group's and the Target Businesses' reporting currency is sterling, the fluctuations between local currencies, particularly the US dollar, and sterling may have an adverse effect on the Aberdeen Group's and the Target Businesses' performance.

*Regulation*

The Aberdeen Group's and the Target Businesses' operations are subject to financial regulations in each of the jurisdictions in which they operate. Alterations to the regulatory requirements in any jurisdiction may adversely affect the Aberdeen Group's and the Target Businesses' performance. In addition, any breach of relevant regulatory requirements may result in regulatory sanction.

*Economic Environment*

The future results of the Group and the Target Businesses will be dependent on factors outside the Group's control such as general economic conditions, competition and regulation. These factors could have a substantial positive or negative effect on the future results of the Group and the Target Businesses.

## 3. Risks relating to the Rights Issue

The value of an investment in the Company and the income derived from it, if any, may go down as well as up and an investor may not get back the amount invested.

*Market Price*

The market prices of the New Ordinary Shares may not reflect the underlying value of the Group.

*Disposal*

The price at which investors may dispose of their New Ordinary Shares in the Company may be influenced by a number of factors, some of which may pertain to the Company, and others of which may be outside of its control. Investors may realise less than the original amount invested.

*Payment of Dividends*

While it is the intention of the Directors to continue to pay dividends to Shareholders, the ability of the Company to pay any dividends in respect of the New Ordinary Shares will depend on the level of income received, any dividends which have been declared on the Preference Shares and on the Group continuing to meet bank covenants. Accordingly, the amount of the dividends paid to Shareholders may fluctuate. Any change in the tax or accounting treatment of dividends or investment income received by the Company, as the case may be, may also reduce the level of yields received by Shareholders.

If a dividend on the New Ordinary Shares is not paid, or is paid only in part, the holders of the New Ordinary Shares shall have no claim in respect of such non-payment or non-payment in part, as applicable.

*Borrowings*

The amount of borrowings by the Group may increase the volatility of the New Ordinary Shares. Should Aberdeen breach any of the covenants contained in its borrowings, it may be required to repay such borrowings forthwith together with attendant costs including the costs of breaking any fixed interest arrangements.

*Market Fluctuation*

The market price of the New Ordinary Shares could be subject to significant fluctuations in response to, among other factors, interest rates, inflation and variations in the Group's performance. Developments in, and changes in securities analysts' recommendations regarding the fund management sector may also influence and bring volatility in the market price of the New Ordinary Shares.

*US Securities Laws*

The New Ordinary Shares have not been nor will they be registered under the Securities Act or the securities laws of any other jurisdiction. The New Ordinary Shares will be issued pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 801 thereunder. Subject to certain exceptions, the New Ordinary Shares may not be offered, sold, delivered, pledged or otherwise transferred in any jurisdiction where such registration may be required.

*Nil Paid Rights trading*

The trading period for the Nil Paid Rights is expected to commence on 1 September 2005 and end on 23 September 2005. Aberdeen does not anticipate the Nil Paid Rights being traded on any exchange other than the London Stock Exchange and Singapore Exchange Securities Trading Limited. However, an active trading market in the Nil Paid Rights may not develop on the London Stock Exchange or Singapore Exchange Securities Trading Limited during that period. In addition, since the trading price of the Nil Paid Rights depends on the trading price of the New Ordinary Shares, the Nil Paid Rights may be volatile and subject to the same risks noted above under "market fluctuation" above. The existing volatility of the Shares may also magnify the volatility of the Nil Paid Rights.

*Non Guarantee of Tax Treatment*

The information in this document is based on existing taxation legislation. There is no guarantee that the tax treatment described in this document will continue to apply.

*Completion of Acquisition*

The Rights Issue is not conditional upon the completion of the Acquisition and therefore it is possible that the Acquisition may fail to complete after New Ordinary Shares have been issued under the Rights Issue. In the event that the Acquisition fails to complete after the issue of New Ordinary Shares under the Rights Issue, whilst it is the Director's intention to return funds to Shareholders in as cost effective manner as practicable, the costs associated with a return of capital or other mechanism to effect a return of capital may result in Shareholders receiving significantly less than the value of their original investment.

## 4. Risks associated with the Acquisition

*Financial effects of the Acquisition*

The financial effects of the Acquisition upon the Group will depend upon the level of clients retained by the Target Businesses and the Company's ability to manage costs in line with the revenues finally secured. Clients of the Target Businesses are under no commitment to transfer the management of their assets to Aberdeen. Material client losses prior to completion of the Acquisition would lead to a drop in the amount of revenues transferred.

*Outsourcing*

Aberdeen intends to enter into outsourcing arrangements with BNP Paribas Securities Services under which the Target Businesses' back-office platform will be migrated to BNPP SS in accordance with Aberdeen's stated outsourcing policy. Failure to outsource the back-office platform identified for migration in accordance with the planned timetable, and on similar terms to existing arrangements that Aberdeen currently has in place with BNPP SS, could have an adverse effect on the speed and success of the integration process.

## PERSONS RESPONSIBLE, DIRECTORS, SECRETARY AND ADVISERS

### 1. Persons responsible

The Directors, whose names appear below, and the Company accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and the Company (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

### 2. Directors, Company Secretary and Registered Office

*Directors*

| | |
|---|---|
| Chairman ................................ | Charles Leonard Anthony Irby FCA[(1)] |
| Chief Executive ............................ | Martin James Gilbert MA LLB LLD CA |
| Executive Director .......................... | Andrew Arthur Laing MA LLB |
| Finance Director........................... | William John Rattray MA CA |
| Senior Independent Non-Executive Director ..... | Donald Henry Waters OBE CA[(1),(2)] |
| Independent Non-Executive Director ........... | Roger Courtenay Cornick[(3)] |
| Independent Non-Executive Director ........... | Anita Margaret Frew BA Hons MPhil[(2)] |
| Independent Non-Executive Director ........... | Rt. Hon. Sir Malcolm Rifkind QC MP[(1),(3)] |
| Independent Non-Executive Director ........... | Christopher Giles Herron Weaver FCA[(2),(3)] |

all of 10 Queen's Terrace, Aberdeen, AB10 1YG

(1) Member of the Nominations Committee

(2) Member of the Audit Committee

(3) Member of the Remuneration Committee

*Company Secretary*

Scott Edward Massie
Aberdeen Asset Management PLC
10 Queen's Terrace
Aberdeen
AB10 1YG

*Registered Office*

10 Queen's Terrace
Aberdeen
AB10 1YG

### 3. Advisers and Others

*Sponsor, Financial Adviser and Broker*

JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA

*Co-broker*

Bridgewell Securities Limited
Old Change House
128 Queen Victoria Street
London
EC4V 4BJ

*Solicitors to the Company*

Maclay Murray & Spens
5 Old Bailey
London
EC4M 7JX

*Auditors and Reporting Accountants of the Company*

KPMG Audit Plc
37 Albyn Place
Aberdeen
AB10 1JB

*Principal Bankers of Aberdeen*

The Governor and Company of the Bank of Scotland
Corporate Banking
3/5 Albyn Place
Aberdeen
AB10 1YP

*Agent*

JPMorgan Chase Bank, N.A.
Trinity Tower
9 Thomas Moore Street
London
E1W 1Y

*Registrar*

Lloyds TSB Registrars Scotland
PO Box 28448
Finance House
Orchard Brae
Edinburgh
EH4 1WQ

*Receiving Agent*

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

*Underwriter*

J.P. Morgan Securities Ltd.
125 London Wall
London
EC24 5AJ

## EXPECTED TIMETABLE

| | 2005 |
|---|---|
| Record Date for entitlements under the Rights Issue | close of business on 26 August |
| Latest time for receipt of Forms of Proxy for the Extraordinary General Meeting | 10.30 a.m. on 29 August |
| Extraordinary General Meeting | 10.30 a.m. on 31 August |
| Despatch of Provisional Allotment Letters (to Qualifying Non-CREST Shareholders only) | as soon as practicable on 31 August |
| Admission and commencement of dealings in New Ordinary Shares, nil paid, on the London Stock Exchange | 8.00 a.m. on 1 September |
| Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST Shareholders only) | as soon as practicable after 8.00 a.m. on 1 September |
| Shares marked "ex-rights" by the London Stock Exchange | 8.00 a.m. on 1 September |
| Latest recommended time and date for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them to uncertificated form) | 4.30 p.m. on 19 September |
| Latest time and date for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account | 3.00 p.m. on 20 September |
| Latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid | 3.00 p.m. on 21 September |
| **Latest time and date for acceptance and payment in full and registration of renounced Provisional Allotment Letters** | **11.00 a.m. on 23 September** |
| Expected date on which New Ordinary Shares issued pursuant to the Rights Issue will be credited to CREST stock accounts in uncertificated form | 8.00 a.m. on 26 September |
| Expected date for delivery of definitive share certificates for New Ordinary Shares | by 3 October |

Notes:

(i) Each of the times and dates in the above timetable and mentioned throughout this document, the Circular and the Provisional Allotment Letter may be adjusted by the Aberdeen Group, in which event details of the new dates will be notified to the UK Listing Authority and to the London Stock Exchange and, where appropriate, to Shareholders.

(ii) References to times in this document are to London time

## RIGHTS ISSUE STATISTICS

| | |
|---|---|
| Rights Issue Price per New Ordinary Share | 63p |
| Number of Existing Ordinary Shares | 241,915,497 |
| Maximum number of New Ordinary Shares to be issued | 486,000,000 |
| Number of New Ordinary Shares to be issued | 362,873,245* |
| Net proceeds of Rights Issue | £216 million* |

Notes:

* This figure is illustrative only and assumes that there are no further issues of Ordinary Shares prior to the Record Date and after the date of this document, and therefore does not represent the maximum number of New Ordinary Shares that could be issued under the Rights Issue.

# PART 1

## DETAILS OF THE RIGHTS ISSUE

YOU ARE RECOMMENDED TO RETAIN THIS DOCUMENT AS YOU MAY NEED TO REFER TO IT FOLLOWING RECEIPT OF A PROVISIONAL ALLOTMENT LETTER OR CREDIT OF YOUR STOCK ACCOUNT WITHIN CREST OF NIL PAID RIGHTS

### 1. Terms and Conditions of the Rights Issue

Subject to the fulfilment of the conditions referred to below, the Company is proposing to raise approximately £216 million, net of expenses, through a Rights Issue of New Ordinary Shares at 63p per share. The New Ordinary Shares are being offered by way of rights at 63p per New Ordinary Share to Qualifying Shareholders on the basis of

**3 New Ordinary Shares for every 2 Existing Ordinary Shares**

held on the Record Date and so in proportion for any other number of shares held. Holdings of Existing Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. Fractions of New Ordinary Shares will not be allotted to Qualifying Shareholders and, where necessary, entitlements to New Ordinary Shares will be rounded down to the nearest whole number. The rights to such fractional entitlements to New Ordinary Shares will be aggregated and sold in the market for the benefit of the Company. Accordingly, Qualifying Shareholders with fewer than two Existing Ordinary Shares at the close of business on the Record Date will not be entitled to any New Ordinary Shares.

**The attention of Overseas Shareholders and any person (including, without limitation, custodians, nominees and trustees) who has a contractual or other legal obligation to forward this document into a jurisdiction other than the United Kingdom is drawn to paragraph 6 below.**

The New Ordinary Shares will, when issued and fully paid, rank *pari passu* with the Existing Ordinary Shares and will rank for all dividends or other distributions declared, made or paid in the future and will rank *pari passu* for any final dividend for the year ended 30 September 2005. The New Ordinary Shares were created under the Companies Act. There are no restrictions on the transferability of New Ordinary Shares.

The Rights Issue is underwritten by JPMorgan on behalf of JPMorgan Cazenove and is conditional upon the fulfilment of the following conditions:-

(i) the Underwriting Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms prior to Admission;

(ii) the passing of the Resolution set out in the EGM Notice;

(iii) the provisional allotment of the New Ordinary Shares; and

(iv) Admission of the New Ordinary Shares to the Official List of the UK Listing Authority.

Under the terms of the Underwriting Agreement, further details of which are set out in paragraph 14.1(b) of Part 10 of this document, the Underwriting Agreement shall cease and terminate, if, *inter alia*, the Company breaches any of its warranties, representations or undertakings under the Underwriting Agreement at any time up to Admission and the commencement of dealings in the Nil Paid Rights.

Provisional Allotment Letters in respect of New Ordinary Shares will be despatched to Qualifying Non-CREST Shareholders (other than, subject to certain exceptions, Overseas Shareholders) at their own risk on 31 August 2005. Provisional Allotment Letters constitute temporary documents of title.

Applications will be made for the Nil Paid Rights and Fully Paid Rights to be admitted to CREST to enable Shareholders to hold Nil Paid Rights and Fully Paid Rights in uncertificated form. It is expected that the Nil Paid Rights and Fully Paid Rights will be enabled for settlement in, and admitted to, CREST, as soon as practicable after Admission of the Nil Paid Rights to the Official List has become effective.

The Existing Ordinary Shares are already admitted to CREST and no further application for admission to CREST is accordingly required for the New Ordinary Shares, all of which, when issued and fully paid, may be held and transferred by means of CREST.

Subject, *inter alia*, to the conditions referred to in paragraphs (i) to (iv) above being satisfied and save as provided in paragraph 6 below, it is intended that:-

(a) Provisional Allotment Letters in respect of Nil Paid Rights will be despatched to Qualifying Non-CREST Shareholders at their own risk on 31 August 2005;

(b) Lloyds TSB Registrars will instruct CRESTCo to credit the appropriate stock accounts of Qualifying CREST Shareholders with such Shareholders' entitlements to Nil Paid Rights, as soon as practicable after 8.00 a.m. on 1 September 2005;

(c) the Nil Paid Rights and Fully Paid Rights will be enabled for settlement by CRESTCo on 1 September 2005, as soon as practicable after the Company has confirmed to CRESTCo that all the conditions for Admission of such rights to CREST have been satisfied;

(d) New Ordinary Shares will be credited to the relevant Qualifying CREST Shareholders (or their renouncees), who validly take up their rights, as soon as practicable after 8.00 a.m. on 26 September 2005; and

(e) share certificates for the New Ordinary Shares will be despatched to relevant Qualifying Non-CREST Shareholders (or their renouncees), who will validly take up their rights, at their own risk by 3 October 2005.

The offer of New Ordinary Shares to Qualifying CREST Shareholders will be made, on the terms and conditions set out in this document, at the time when (such Shareholders' stock accounts having been credited as described in paragraph (b) above) the Nil Paid Rights are enabled for settlement as described in paragraph (c) above.

Shareholders taking up their rights by completing a Provisional Allotment Letter, or by sending a Many-to-Many (**"MTM"**) instruction to CRESTCo will be deemed to have given the representations and warranties set out in paragraphs 2.2.2(d) and 6.3 of this Part 1 below, unless such requirement is waived by Aberdeen.

The ISIN code for the Nil Paid Rights is GB00B0D0LK34 and for the Fully Paid Rights is GB00B0D0M884.

## 2. Action to be taken

**The action to be taken in respect of New Ordinary Shares depends on whether, at the relevant time, the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated form (that is, are represented by Provisional Allotment Letters) or are in uncertificated form (that is, are in CREST).**

**CREST sponsored members should refer to their CREST sponsor, as only their CREST sponsor will be able to take the necessary action specified below to take up their entitlements or otherwise to deal with their Nil Paid or Fully Paid Rights.** CREST members who wish to take up their entitlements in respect of, or otherwise to deal with, Nil Paid or Fully Paid Rights held by them in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below.

### 2.1 General

2.1.1 *Nil Paid Rights represented by Provisional Allotment Letters*

The Provisional Allotment Letters are expected to be dispatched on 31 August 2005 and will set out the holding of Existing Ordinary Shares on which a Qualifying Non-CREST Shareholder's entitlement to New Ordinary Shares has been based, the aggregate number of New Ordinary Shares which have been provisionally allotted and the procedures to be followed if a Qualifying Non-CREST Shareholder wishes to dispose of all or part of their entitlement or to convert all or part of their entitlement into uncertificated form.

The Provisional Allotment Letters will also include instructions regarding acceptance and payment, consolidation, splitting and registration of renunciation. On the basis that Provisional Allotment Letters are posted on 31 August 2005, and that dealings commence at 8.00 a.m. on 1 September 2005, the latest time and date for acceptance and payment in full and registration of renounced Provisional Allotment Letters will be 11.00 a.m. on 23 September 2005. If the Rights Issue is delayed so that Provisional Allotment Letters cannot be despatched on 31 August 2005, the expected timetable as set out at the front of this document will be adjusted accordingly and the revised dates will be set out in the Provisional Allotment Letters.

2.1.2 *Nil Paid Rights in CREST*

Subject as provided for in paragraph 6 below under "Overseas Shareholders", each Qualifying CREST Shareholder is expected to receive a credit to a stock account in CREST of their entitlement to Nil Paid Rights as soon as practicable after 8.00 a.m. on 1 September 2005. The stock account to be credited will be an account under the participant ID and member account ID that apply to the Existing Ordinary Shares held on the Record Date by the Qualifying CREST Shareholder in respect of which the Nil Paid Rights are provisionally allotted.

The Nil Paid Rights will constitute a separate security for the purposes of CREST and can accordingly be transferred, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST. If the Rights Issue is delayed so that stock accounts of Qualifying CREST Shareholders cannot be credited, or the Nil Paid Rights enabled, on 1 September 2005, the expected timetable as set out in this document will be adjusted accordingly.

If for any reason it is impracticable to credit the stock accounts of Qualifying CREST Shareholders or to enable the Nil Paid Rights, PALs shall, unless the Company and JPMorgan and JPMorgan Cazenove agree otherwise, be sent out in substitution for the Nil Paid Rights which have not been so credited or enabled and the expected timetable as set out in this document may, with the consent of JPMorgan and JPMorgan Cazenove, be adjusted as appropriate.

**References to dates and times in this document should be read as subject to any such adjustment.** The Company will make an appropriate announcement to a regulatory news service giving details of any revised dates **but Qualifying CREST Shareholders may not receive any further written communication.**

CREST members who wish to take up all or part of their entitlements in respect of, or otherwise to transfer all or part of, their Nil Paid Rights or Fully Paid Rights held by them in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below. Qualifying Shareholders who are CREST sponsored members should consult their CREST sponsors if they wish to take up their entitlement as only their CREST sponsor will be able to take the necessary action to take up their entitlements or otherwise to deal with their Nil Paid Rights or Fully Paid Rights.

2.2 **Procedures for acceptance and payment**

2.2.1 *Holders of Provisional Allotment Letters*

Holders of Provisional Allotment Letters who wish to take up their entitlement, in whole or in part, must return the Provisional Allotment Letter, together with a remittance for the full amount payable on acceptance, in accordance with the instructions printed thereon, by hand or by post, to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, so as to arrive as soon as possible and in any event so as to be received by not later than 11.00 a.m. on 23 September 2005. If you post your Provisional Allotment Letter within the United Kingdom by first class post it is recommended that you allow at least three days for delivery.

If payment is not received in full by 11.00 a.m. on 23 September 2005, the provisional allotment will be deemed to have been declined and will lapse. The Company reserves the right, but shall not be obliged, to treat as valid (i) Provisional Allotment Letters and accompanying remittances which are received through the post not later than 11.00 a.m. on 24 September (the cover bearing a legible postmark not later than 11.00 a.m. on 23 September 2005) and (ii) applications in respect of which remittances are received prior to 11.00 a.m. on 23 September 2005 from an authorised person (as defined in the Financial Services and Markets Act 2000) specifying the Nil Paid Rights concerned and undertaking to lodge the relevant Provisional Allotment Letter duly completed in due course.

All subscription monies must be in sterling and cheques or banker's drafts should be made payable to "**Lloyds TSB Bank plc — A/C Aberdeen Asset Management PLC**" and crossed "A/C payee only". The name of the first-registered Shareholder and their post code must be written on the reverse of the cheque. Cheques or banker's drafts must be drawn on a bank or building society or branch of a bank or building society in the United Kingdom or Channel Islands which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or a member of either of the Committees of the Scottish or Belfast Clearing Houses or which has arranged for its cheques and banker's drafts to be cleared through the facilities provided by any of those companies or committees and must bear the appropriate sort code in the top right hand corner. Cheques or banker's drafts will be presented for payment upon receipt. The Company reserves the right to instruct the Registrars to seek special clearance of cheques and banker's drafts to allow the Company to obtain value for remittances at the earliest opportunity. No interest will be allowed on payments made before they are due. It is a term of the Rights Issue that cheques shall be honoured at first presentation and the Company may elect to treat as invalid acceptances in respect of which cheques are not so honoured.

The Company may (in its sole discretion) treat a Provisional Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

Qualifying Non-CREST Shareholders wishing to deal in Fully Paid Rights or to split or transfer their Fully Paid Rights following acceptance will need to have their fully paid PAL returned to them by the Registrars after acceptance has been effected. To do this, Shareholders are requested to indicate their request by placing a cross in Box 4 on page 4 of the PAL and following the instructions thereon.

For details on how to split a Provisional Allotment Letter and take up only part of the New Ordinary Shares provisionally allotted in a Provisional Allotment Letter, you are referred to paragraph 2.5 below entitled "Renunciation and Splitting of Provisional Allotment Letters".

2.2.2 *Nil Paid Rights in uncertificated form (that is, in CREST)*

(a) *Many-to-Many Instructions*

CREST members who wish to take up all or part of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST sponsored members, procure that their CREST sponsor sends) an MTM instruction to CRESTCo which, on its settlement, will have the following effect:-

(i) the crediting of a stock account of Lloyds TSB Registrars under the participant ID specified below, with the number of Nil Paid Rights to be taken up;

(ii) the creation of an assured payment obligation, in accordance with the CREST assured payment arrangements, in favour of the payment bank of Lloyds TSB Registrars in respect of the full amount payable on acceptance in respect of the Nil Paid Rights referred to in paragraph (i) above; and

(iii) the crediting of a stock account of the accepting CREST member (being an account under the same participant ID and member account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST member is entitled on taking up their Nil Paid Rights referred to in paragraph (ii) above.

(b) *Contents of Many-to-Many Instructions*

The MTM instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:-

- the number of Nil Paid Rights to which the acceptance relates;
- the participant ID of the accepting CREST member;
- the member account ID of the accepting CREST member from which the Nil Paid Rights are to be debited;
- the participant ID of Lloyds TSB Registrars. This is 6RA04;
- the member account ID of Lloyds TSB Registrars. This is RA104601;

- the number of Fully Paid Rights that the CREST member is expecting to receive on settlement of the MTM instruction (note: this must be the same as the number of Nil Paid Rights referred to in (i) above);
- the amount payable by means of the CREST assured payment arrangements on settlement of the MTM instruction. This must be the full amount payable on acceptance in respect of the number of Nil Paid Rights referred to in (i) above;
- the intended settlement date. This must be on or before 11.00 a.m. on 23 September 2005; and
- the Corporate Action Number for the Rights Issue. This will be available by reviewing the relevant corporate action details in CREST.

(c) *Valid Acceptance*

An MTM instruction complying with the requirements as to authentication and contents set out in sub-section (b) of this paragraph 2.2.2 will constitute a valid acceptance where either:-

(A) the MTM instruction settles by not later than 11.00 a.m. on 23 September 2005; or

(B) (i) the MTM instruction is received by CRESTCo by not later than 11.00 a.m. on 23 September 2005; and

(ii) a number of Nil Paid Rights at least equal to the number of Nil Paid Rights inserted in the MTM instruction is credited to the member account of the accepting CREST member specified in the MTM instruction at 11.00 a.m. on 23 September 2005.

An MTM instruction will be treated as having been received by CRESTCo for these purposes at the time at which the instruction is processed by the Communications Host at CRESTCo of the network provider used by the CREST member (or by the CREST member's CREST sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the Communications Host (as defined in the Glossary to the CREST Manual).

(d) *Representations, warranties and undertakings of CREST members*

A CREST member or CREST sponsored member who makes a valid acceptance as described in paragraph 2.2.2(c) above represents, warrants and undertakes to the Company that they have taken (or procured to be taken), and will take (or will procure to be taken), such action as shall be required to be taken by them or by their CREST sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement at 11.00 a.m. on 23 September 2005 and remains capable of settlement at all times thereafter until 2.00 p.m. on 23 September 2005 (or until such later time and date as the Company may determine). In particular, the CREST member or CREST sponsored member represents, warrants and undertakes that, at 11.00 a.m. on 23 September 2005 and at all times thereafter until 2.00 p.m. on 23 September 2005 (or until such later time and date as the Company may determine), there will be sufficient Headroom within the Cap (as those terms are defined in the Glossary to the CREST Manual) in respect of the cash memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle. CREST sponsored members should contact their CREST sponsor if they are in any doubt.

(e) *CREST procedures and timings*

**CREST members and (where applicable) their CREST sponsors should note that CRESTCo does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of an MTM instruction and its settlement in connection with the Rights Issue. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member, to procure that his CREST sponsor takes) such action as shall be necessary to ensure that a valid acceptance is received as stated above by 11.00 a.m. on 23 September 2005. In this connection CREST members and (where applicable) their CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.**

(f) *CREST member's undertaking to pay*

A CREST member who makes a valid acceptance in accordance with the procedures set out in paragraph 2.2.2 of this Part 1 will thereby (i) undertake to pay to the Company the amount payable on acceptance in accordance with the above procedures or in such other manner as the Company may require (it being acknowledged that, where payment is made by means of the CREST assured payment arrangements, the creation of an assured payment obligation in favour of the Registrar's payment bank in accordance with the CREST assured payment arrangements shall, to the extent of the obligation so created, discharge in full the obligation of the CREST member to pay to the Company the amount payable on acceptance) and (ii) request that the New Ordinary Shares to which he will become entitled be issued to him on the terms set out in this document and subject to the Memorandum and Articles of Association of the Company.

(g) *Discretion as to rejection and validity of acceptances*

The Company may in its sole discretion:-

(A) reject any acceptance constituted by an MTM instruction which is otherwise valid in the event of breach of any of the representations, warranties and undertakings set out or referred to in paragraph 2.2 of this Part 1. Where an acceptance is made, as described in paragraph 2.2 above, which is otherwise valid, and the MTM instruction concerned fails to settle by 2.00 p.m. on 23 September 2005 (or by such later time and date as the Company has determined), the Company shall be entitled to assume, for the purposes of its right to reject an acceptance contained in this paragraph (A), that there has been a breach of the representations, warranties and undertakings set out or referred to in this Part 1 unless the Company is aware of any reason outside the control of the CREST member or CREST sponsor (as appropriate) concerned for the failure to settle;

(B) treat as valid (and binding on the CREST member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in this paragraph 2.2 of Part 1;

(C) accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid acceptance in substitution for or in addition to an MTM instruction and subject to such further terms and conditions as the Company may determine;

(D) treat a properly authenticated dematerialised instruction (in this sub-paragraph the "**first instruction**") as not constituting a valid acceptance if, at the time at which Lloyds TSB Registrars receives a properly authenticated dematerialised instruction giving details of the first instruction, either the Company or Lloyds TSB Registrars have received actual notice from CRESTCo of any of the matters specified in Regulation 29(5)(a) in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(E) accept an alternative instruction or notification from a CREST member or CREST sponsored member or (where applicable) a CREST sponsor, or extend the time for acceptance and/or settlement of an MTM instruction or any alternative instruction or notification, in the event that, for reasons or due to circumstances outside the control of any CREST member or CREST sponsored member or (where applicable) CREST sponsor, the CREST member or CREST sponsored member is unable validly to take up all or part of their Nil Paid Rights by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of the facilities and/or systems operated by the Registrars in connection with CREST.

### 2.3 Dealings in Nil Paid Rights

Dealings on the London Stock Exchange in the Nil Paid Rights are expected to commence at 8.00 a.m. on 1 September 2005. A transfer of Nil Paid Rights can be made:-

2.3.1 *in the case of Nil Paid Rights in certificated form,* by renunciation of the Provisional Allotment Letter in accordance with the instructions printed thereon and delivery of such letter to the transferee; and

2.3.2 *in the case of Nil Paid Rights in uncertificated form,* by means of CREST in the same manner as any other security that is admitted to CREST. The Nil Paid Rights are expected to be disabled in CREST after the close of CREST business on 23 September 2005.

2.4 **Dealings in Fully Paid Rights**

After acceptance and payment in full in accordance with the provisions set out in this document and (where appropriate) the Provisional Allotment Letter, the Fully Paid Rights may be transferred:-

2.4.1 *in the case of Fully Paid Rights in certificated form,* by renunciation of the relevant Provisional Allotment Letter and lodging of the same by hand or by post, with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, by not later than 11.00 a.m. on 23 September 2005; and

2.4.2 *in the case of Fully Paid Rights in uncertificated form,* by means of CREST in the same manner as any other security that is admitted to CREST. The last time for settlement of any transfer of Fully Paid Rights in CREST is expected to be 11.00 a.m. on 23 September 2005. The Fully Paid Rights are expected to be disabled in CREST after the close of CREST business on 23 September 2005.

After 23 September 2005, the New Ordinary Shares will be in registered form and transferable in the usual way (see paragraph 2.9 of this Part 1 below).

2.5 **Renunciation and Splitting of Provisional Allotment Letters**

A Qualifying Non-CREST Shareholder entitled to a provisional allotment of New Ordinary Shares who wishes to transfer all the Nil Paid Rights or Fully Paid Rights comprised in a Provisional Allotment Letter may (save as required by the laws of certain foreign jurisdictions) renounce such allotment by completing and signing Form X on such letter and handing the entire letter to the transferee or to the broker or bank who acts for such holder in the transaction. Once a Provisional Allotment Letter has been renounced, the letter will become a negotiable instrument in bearer form. The latest time and date for registration of renunciation is 11.00 a.m. on 23 September 2005.

If the Qualifying Non-CREST Shareholder wishes to have only some of such New Ordinary Shares registered in their name and to transfer the remainder, or wishes to transfer all the Nil Paid Rights or Fully Paid Rights but to different persons, they may have the Provisional Allotment Letter split, for which purpose they or their agent must complete and sign Form X on such letter. The Provisional Allotment Letter must then be lodged with Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX by not later than 3.00 p.m. on 21 September 2005 to be cancelled and exchanged for the split PALs required. To split or transfer Fully Paid Rights in certificated form, Qualifying Non-CREST Shareholders will need to have their fully paid PAL returned to them after the acceptance has been effected (in accordance with paragraph 2.2.1 above) by the Registrars. The number of split PALs required and the number of Nil Paid Rights or Fully Paid Rights to be comprised in each should be stated in an accompanying letter. Form X on split letters will be marked "**Original Duly Renounced**" before issue.

Nil Paid Rights or Fully Paid Rights in CREST may be transferred (in whole or in part) in the same manner as any other security that is admitted to CREST, as explained in paragraphs 2.3 and 2.4 of this Part 1 above.

2.6 **Registration in names of Qualifying Shareholders**

A Qualifying Shareholder who wishes to have all the New Ordinary Shares to which they are entitled registered in their name must accept and make payment for such allotment in accordance with the provisions set out in this document and (where appropriate) the Provisional Allotment Letter.

2.7 **Registration in names of persons other than Qualifying Shareholders originally entitled**

In relation to Nil Paid Rights or Fully Paid Rights in certificated form, the renouncee or their agent(s) must complete Form Y on page 4 of the Provisional Allotment Letter (unless the renouncee is a CREST member who wishes to hold such New Ordinary Shares in uncertificated form, in which case form X and the CREST Deposit form (both on page 4 of the PAL) must be completed) and lodge the entire PAL with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA by not later than 11.00 a.m. on 23 September 2005. Nil Paid or Fully Paid Rights in CREST may be transferred in the same manner as any other security that is admitted in CREST, as explained in paragraphs 2.3 and 2.4 above. After 23 September 2005, the New Ordinary Shares will be transferable in the usual way.

2.8 **Deposit of Nil Paid Rights or Fully Paid Rights into, and withdrawals of such Rights from, CREST**

Nil Paid Rights or Fully Paid Rights which are represented by Provisional Allotment Letters may be converted into uncertificated form, that is, deposited into CREST (whether any such conversion arises as a result of a transfer of such Rights or otherwise). Similarly, Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion, subject (in the case of a deposit into CREST) as set out in the Provisional Allotment Letter. You are recommended to refer to the CREST Manual for details of such procedures.

Holders of Nil Paid Rights who are proposing so to convert any such Nil Paid Rights are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 23 September 2005. In particular, having regard to normal processing times in CREST and on the part of Lloyds TSB Registrars, the recommended latest time for depositing a renounced Provisional Allotment Letter with the CREST Courier and Sorting Service, where the renouncee wishes to hold the Nil Paid Rights represented by such Provisional Allotment Letter in uncertificated form, is 3.00 p.m. on 20 September 2005, and the recommended latest time for receipt by CRESTCo of a dematerialised instruction requesting withdrawal of Nil Paid Rights from CREST is 4.30 p.m. on 19 September 2005, in either case so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 23 September 2005.

CREST sponsored members should contact their CREST sponsor.

2.9 **Issue of New Ordinary Shares in CREST and certificated form**

Fully Paid Rights in CREST are expected to be disabled in CREST after the close of CREST business on 23 September 2005 (the latest date for settlement of transfers of Fully Paid Rights in CREST). New Ordinary Shares will be issued in uncertificated form to those persons registered as holding such Fully Paid Rights in CREST at the close of business on the date on which the Fully Paid Rights are disabled. Lloyds TSB Registrars will instruct CRESTCo to credit the appropriate stock accounts of such persons with such persons' entitlements to New Ordinary Shares with effect from the next business day (expected to be 26 September 2005). The stock accounts to be credited will be accounts under the same participant IDs and member account IDs that apply to the Fully Paid Rights held by the persons concerned in respect of which the New Ordinary Shares (in definitive form) are issued.

In relation to Fully Paid Rights in certificated form after the close of CREST business on 23 September 2005 (the latest date for registration of renunciation), the New Ordinary Shares to which the holders of those Fully Paid Rights are entitled will be issued in certificated form. Share certificates are expected to be despatched by post on 3 October 2005 to the persons entitled thereto. After 11.00 a.m. on 23 September 2005, Provisional Allotment Letters will cease to be valid for any purpose whatsoever. After 23 September 2005 and pending the issue of definitive share certificates, instruments of transfer will be certified by Lloyds TSB Registrars against lodgement of fully paid Provisional Allotment Letters and/or, in the case of renounced Provisional Allotment Letters, against the registration receipt, Form Y, bearing the stamp of Lloyds TSB Registrars.

2.10 **Posting**

All documents and cheques posted to or by the allottees or their renouncees (or their agents, as appropriate) will be posted at their risk.

2.11 **Right to allot/issue in certificated form**

Notwithstanding any other provision of this document, the Company reserves the right to allot and/or issue any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of the facilities and/or systems operated by Lloyds TSB Registrars in connection with CREST.

### 2.12 Governing law

The terms and conditions of the Rights Issue, as set out in this document and (where appropriate) the Provisional Allotment Letter, shall be governed by and construed in accordance with the laws of England.

## 3. Procedure in respect of New Ordinary Shares not taken up

If an entitlement to New Ordinary Shares is not validly taken up by 11.00 a.m. on 23 September 2005, in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will lapse. JPMorgan Cazenove, acting as agent for the Company, will endeavour to procure, by not later than 5.00 p.m. on 27 September 2005, subscribers for such New Ordinary Shares if a premium over the aggregate of the Rights Issue Price and the expenses of procuring such subscribers (including any value added tax thereon) can be obtained. It will be a term of such subscription that such premium shall be paid (subject as provided in this paragraph 3):-

(a) where the provisional allotment was, at the time of its lapsing, represented by a Provisional Allotment Letter, to the person whose name and address appeared on page 1 of the Provisional Allotment Letter; and

(b) where the Nil Paid Rights were, at the time of their lapsing, in uncertificated form, to the person registered as the holder of such Nil Paid Rights at the time of their disablement in CREST.

New Ordinary Shares for which subscribers are procured on this basis will be re-allotted to such subscribers and the premium (being the amount paid by such subscribers after deducting the Rights Issue Price and the expenses of procuring such subscribers including any value added tax thereon) will be paid (without interest) to those persons entitled (as referred to above) pro rata to the relevant lapsed provisional allotments, save that amounts of less than £5.00 per holding will not be so paid but will be aggregated and retained for the benefit of the Company.

Any transactions undertaken pursuant to this paragraph 3 shall be deemed to have been undertaken at the request of the persons entitled to the lapsed provisional allotments and neither the Company nor JPMorgan Cazenove nor any person procuring such subscribers shall be responsible for any loss arising from the terms or timing of any such subscription. Cheques for the amount due will be sent, at the risk of the person(s) entitled, to their registered addresses (the registered address of the first named in the case of joint holders), provided that, where any entitlement concerned was held in CREST, the amount due will, unless the Company (in its absolute discretion) otherwise determines, be satisfied by the Company procuring the creation of an assured payment obligation in favour of the relevant CREST member's payment bank in respect of the cash amount concerned in accordance with the CREST assured payment arrangements. If subscribers cannot be procured on the basis outlined above, the relevant New Ordinary Shares will be subscribed for by JPMorgan or subunderwriters at the Rights Issue Price.

## 4. Money Laundering Regulations 2003

### 4.1 *Holders of Provisional Allotment Letters*

It is a term of the Rights Issue that, to ensure compliance with the Money Laundering Regulations 2003, the Registrars may at their absolute discretion require verification of identity from any person lodging a Provisional Allotment Letter (the "**applicant**") including, without limitation, any applicant who (i) tenders payment by way of cheque or banker's draft drawn on an account in the name of a person or persons other than the applicant, or (ii) appears to the Registrars to be acting on behalf of some other person. In the former case, verification of the identity of the applicant may be required. In the latter case, verification of the identity of any person on whose behalf the applicant appears to be acting may be required.

Return of an Provisional Allotment Letter with the appropriate remittance will constitute a warranty from the applicant that the Money Laundering Regulations 2003 will not be breached by the acceptance of the remittance and an undertaking from the applicant to provide verification of identity to the Company's Registrars, if so requested. Failure to provide satisfactory evidence of identity if requested to do so may result in a delay in the issue of New Ordinary Shares.

The verification of identity requirements will not usually apply:

(a) if the applicant is an organisation required to comply with the Money Laundering Directive (the Council Directive on prevention of the use of the financial system for the purpose of money laundering (no. 91/308/EEC));

(b) if the applicant (not being an applicant who delivers their application in person) makes payment by way of a cheque drawn on an account in the applicant's name; or

(c) if the aggregate subscription price for the relevant New Ordinary Shares is less than €15,000 (or, its equivalent, being approximately £9,500).

In other cases the verification of identity requirements may apply. Satisfaction of these requirements may be facilitated in the following ways:

(i) if payment is made by building society cheque (not being a cheque drawn on an account in the name of the applicant) or banker's draft, by the building society or bank endorsing on the cheque or banker's draft the applicant's name and the number of an account held in the applicant's name at such building society or bank, such endorsement being validated by a stamp and an authorised signature;

(ii) if payment is not made by cheque drawn on an account in the name of the applicant and (i) above does not apply, the applicant should enclose with their Provisional Allotment Letter evidence of their name and address from an appropriate third party, for example, a recent bill from a gas, electricity or telephone company or a bank statement, in each case bearing the applicant's name and address (originals of such documents (not copies) are required which will be returned in due course); and

(iii) if the Provisional Allotment Letter is lodged with payment by an agent which is an organisation of the kind referred to in (a) above or which is subject to anti-money laundering regulation in a country which is a member of the Financial Action Task Force (the non-European Union members of which are Argentina, Australia, Brazil, Canada, Gulf Co-operation Council, Hong Kong, Iceland, Japan, Mexico, New Zealand, Norway, Singapore, Switzerland, Turkey and the United States), the agent should provide with the Provisional Allotment Letter written confirmation that it has that status and that it has obtained and recorded evidence of the identity of the person for whom it acts and that it will on demand make such evidence available to the Registrars.



If you deliver your Provisional Allotment Letter personally by hand, you should ensure that you have with you evidence of identity bearing your photograph (for example your passport).

If, within a reasonable period of time following a request for verification of identity, Lloyds TSB Registrars have not received evidence satisfactory to it as aforesaid, the Company may at their absolute discretion reject the relevant application, in which event the monies submitted in respect of that application (to the extent provided) will be returned (without interest) to the account at the drawee bank or building society from which such monies were originally debited (without prejudice to the rights of the Company to undertake proceedings to recover in respect of the loss suffered by it as a result of the failure to produce satisfactory evidence as aforesaid).

Neither the Company shall be responsible for or have any liability for loss or damage (whether actual or alleged) arising from the election by the Company to treat an application in respect of New Ordinary Shares as invalid or terminate the contract of allotment as a result of the Registrars, not having received evidence reasonably satisfactory to it as to the identity of the persons lodging the Provisional Allotment Letter within a reasonable period of time of Lloyds TSB Registrars having requested such information. The Company reserve the right to instruct Lloyds TSB Registrars to seek special clearance of cheques and banker's drafts to allow the Company to obtain value for remittances at the earliest opportunity.

4.2 *Nil Paid Rights in CREST*

If you hold your Nil Paid Rights in CREST and apply to take up all or part of your entitlement as agent for one or more persons and you are not a UK or European Union regulated person or institution (e.g. a bank or a broker), then, irrespective of the value of the application, Lloyds TSB Registrars is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf you are making the application. You must therefore contact Lloyds TSB Registrars before sending any MTM or other instruction so that appropriate measures may be taken.

Submission of an MTM instruction which constitutes, or which may, on its settlement, constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to Lloyds TSB Registrars such information as may be specified by Lloyds TSB Registrars as being required for the purposes of the Money Laundering Regulations. Pending the provision of evidence satisfactory to Lloyds TSB Registrars as to identity, Lloyds TSB Registrars may in its absolute discretion take, or omit to take, such action as it may determine to prevent or delay settlement of the MTM instruction. If satisfactory evidence of identity has not been provided within a reasonable time, then Lloyds TSB Registrars will not permit the MTM instruction concerned to proceed to settlement but without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of failure to provide satisfactory evidence.

## 5. Taxation

Information regarding taxation in respect of the Rights Issue is set out in Part 9 of this document.

**Qualifying Shareholders who are in any doubt about their tax position or are subject to tax in a jurisdiction other than the UK should consult their professional adviser.**

## 6. Overseas Shareholders

6.1 *General*

(i) The making or acceptance of the offer of New Ordinary Shares by way of rights pursuant to the Rights Issue to or by persons who are resident in or are citizens of, or have a registered address in countries other than the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their entitlements.

(ii) New Ordinary Shares will be provisionally allotted to all Qualifying Shareholders, including Qualifying Shareholders with a registered address in Canada, Australia, Japan, New Zealand, South Africa or the Republic of Ireland.

(iii) Subject to certain exceptions, the Provisional Allotment Letters will not be sent to and Nil Paid Rights will not be credited to, CREST accounts of Overseas Shareholders who are in, or who have registered addresses in, Canada, Australia, Japan, New Zealand, South Africa or the Republic of Ireland or to their agent or intermediary except that Provisional Allotment Letters may be sent to certain of these Overseas Shareholders if they can prove to the satisfaction of the Company that such action would not result in a contravention of any applicable legal or regulatory requirements in any such jurisdiction.

(iv) Receipt of this document and/or a Provisional Allotment Letter or receiving a credit of Nil Paid Rights to a stock account in CREST will not constitute an offer in those jurisdictions in which it would be illegal to make such an offer and, in those circumstances, this document and/or a Provisional Allotment Letter either will not be sent or, will be deemed to have been sent for information only, and should not be copied or redistributed. No person receiving this document and/or a Provisional Allotment Letter and/or receiving a credit of Nil Paid Rights to a stock account in CREST in any territory other than the United Kingdom may treat the same as constituting an invitation or offer to them, nor should they in any event use such an Provisional Allotment Letter or deal with Nil Paid Rights or Fully Paid Rights in CREST unless, in the relevant territory, such an invitation or offer could lawfully be made to them and such Provisional Allotment Letter or Nil Paid Rights or Fully Paid Rights in CREST could lawfully be used without contravention of any unfulfilled registration or other legal requirements. This document is being sent to such persons for information.

(v) Any person (including, without limitation, nominees and trustees) outside the United Kingdom wishing to apply for New Ordinary Shares must satisfy themselves as to full observance of the laws of any relevant territory in connection therewith, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory. Any Ordinary Shareholder who is in any doubt as to their position should consult their professional adviser.

(vi) Persons receiving a Provisional Allotment Letter or whose stock account in CREST is credited with Nil Paid Rights or Fully Paid Rights should not, in connection with the Rights Issue, distribute or send the same in or into, or transfer Nil Paid Rights or Fully Paid Rights to any person in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If a Provisional Allotment Letter is received by any person in any such jurisdiction or by the agent or nominee of such a person, they must not take up the entitlement referred to in such Provisional Allotment Letter or in this document except pursuant to an express agreement with the Company. Any person who does forward a Provisional Allotment Letter in or into any such jurisdiction (whether pursuant to a contractual or legal obligation or otherwise) should draw the attention of the recipient to the contents of this paragraph.

(vii) Subject to paragraph 6.2 below, any person (including, without limitation, agents, nominees and trustees) outside the United Kingdom wishing to take up their rights under the Rights Issue must satisfy themselves as to full observance of the applicable laws of any relevant territory including obtaining any requisite formalities and paying any issue, transfer or other taxes due in such territories. The comments set out in this section are intended as a general guide only and any Qualifying Shareholder who is in any doubt as to their position should consult their professional adviser without delay.

(viii) In cases where Overseas Shareholders do not or are unable to take up their rights under the Rights Issue or where Provisional Allotment Letters are treated as having been declined or invalid, the provisions relating to fractional entitlements set out in this Part 1 will apply. Subject to prior agreement with the Company, the Company reserves the right to treat as invalid any acceptance or purported acceptance of the offer of New Ordinary Shares which appears to the Company or its agents to have been executed, effected or despatched in a manner which may involve a breach of the legislation or regulations of any jurisdiction or if, in the case of a PAL, it provides for an address for delivery of the share certificates in or, in the case of a credit of New Ordinary Shares in CREST, the CREST member or CREST sponsored member whose registered address would be in any other jurisdiction outside the UK in which it would be unlawful to deliver such share certificates or, if it believes or its agents believe that the same may violate applicable legal or regulatory requirements or that it does not meet the warranty set out in the Provisional Allotment Letter. The attention of Qualifying Shareholders with registered addresses in the United States or holding Shares on behalf of persons with such addresses is drawn to the section entitled "Notice to US Investors" on page 3 of this document.

(ix) Notwithstanding any other provision of this document or the Provisional Allotment Letter, the Company reserves the right to permit any Qualifying Shareholder to apply for their entitlement to New Ordinary Shares if the Company in its sole and absolute discretion is satisfied that the transaction in question is exempt from or not subject to the legislation or regulations giving rise to the restrictions in question or would not result in the contravention of any applicable legal or regulatory requirements.

(x) Overseas Shareholders who wish and are permitted to take up their entitlements should note that payments must be made in pounds sterling as described in section 2.2.1 (Qualifying Non-CREST Shareholders) and 2.2.2 (Qualifying CREST Shareholders) of this Part 1.

6.2 *United States, Canada, Australia, Japan, New Zealand, South Africa and the Republic of Ireland*

Copies of this document may be sent to Qualifying Shareholders resident in Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland for information purposes only. The Provisional Allotment Letter, the Nil Paid Rights, the Fully Paid Rights and the New Ordinary Shares have not been and will not be registered under the Securities Act 1933 of the United States or other applicable state law. The New Ordinary Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters will be issued pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 801 thereunder. The relevant clearances have not been and will not be obtained from the securities commission of any province of Canada and no prospectus has been or will be lodged with, or registered by, the Australian Securities Commission. Accordingly, subject to certain limited exceptions, the Provisional Allotment Letter, the Nil Paid Rights, the Fully Paid Rights and the

New Ordinary Shares may not be offered, sold, taken up, resold, renounced, exercised, transferred or delivered, directly or indirectly, in or into Canada, Australia, Japan, New Zealand, South Africa or the Republic of Ireland.

Until 40 days after the commencement of the Rights Issue, an offer, sale or transfer of the New Ordinary Shares, Nil Paid Rights or Fully Paid Rights within the United States by a dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the Securities Act 1933.

Accordingly, the offer by way of rights is not being made in Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland, and neither the Circular, this document nor the Provisional Allotment Letter constitutes an offer, or an invitation to apply for, or an offer or invitation to acquire any New Ordinary Shares, Nil Paid Rights or Fully Paid Rights in Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland. Subject to certain limited exceptions, Provisional Allotment Letters will not be sent to, and Nil Paid Rights will not be credited to CREST accounts of, any Qualifying Shareholder with a registered address in Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland.

Subject to certain limited exceptions, envelopes containing Provisional Allotment Letters should not be postmarked in Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland or otherwise despatched from Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland, and all persons acquiring New Ordinary Shares and wishing to hold such shares in registered form must provide an address for registration of the New Ordinary Shares issued upon exercise thereof outside Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland.

Subject to certain limited exceptions, any person who acquires New Ordinary Shares, Nil Paid Rights or Fully Paid Rights will be deemed to have declared, warranted and agreed, by accepting delivery of this document or the Provisional Allotment Letter and delivery of the New Ordinary Shares, Nil Paid Rights or Fully Paid Rights, that such person is not, and that at the time of acquiring the New Ordinary Shares, Nil Paid Rights or Fully Paid Rights it will not be, in Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland.

The Company reserves its right to treat as invalid any Provisional Allotment Letter which appears to the Company, or their agents to have been executed in, or despatched from, Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland or in a manner which may involve a breach of the legislation of any jurisdiction or which does not provide a representation and warranty that the person taking up his entitlements or accepting or renouncing the PAL (i) is not a North American person or a resident of Australia, Japan, New Zealand, South Africa or Republic of Ireland, and is not acting with a view to offering, selling, reselling, transferring, distributing or delivering any of such NIL Paid Rights, Fully Paid Rights or New Ordinary Shares, directly or indirectly, in or into Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland or to or for the account or benefit of any North American person or resident of Australia, Japan, New Zealand, South Africa or Republic of Ireland and (ii) is not in any other territory in which it is unlawful to make or accept an offer to subscribe for the New Ordinary Shares or use the Provisional Allotment Letter, and the Company shall not be bound to allot (on a non-provisional basis) or issue any New Ordinary Shares, Nil Paid Rights or Fully Paid Rights in respect of any such PALs. In addition the Company and JPMorgan and JPMorgan Cazenove reserve the right to reject any MTM Instruction sent by or on behalf of any CREST member with a registered address in Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland in respect of Nil Paid Rights.

**For the purpose of this Part 1 and the Provisional Allotment Letter: (i) "North American Person" means any individual, corporation, partnership, trust or other entity resident in Canada or receiving the offer by way of rights in Canada, and (ii) "Australia" means the Commonwealth of Australia, its territories and possessions, and "resident of Australia" includes corporations and other entities organised under the laws of Australia (but not including a permanent establishment of such corporation or entity located outside of Australia).**

6.3 *Representations and warranties relating to Overseas Shareholders*

(i) *Qualifying Non-CREST Shareholders*

Any person accepting and/or renouncing a Provisional Allotment Letter or requesting registration of the New Ordinary Shares comprised therein represents and warrants to the Company and JPMorgan and JPMorgan Cazenove that, except where proof has been provided to the Company's satisfaction that such person's use of the Provisional Allotment Letter will not result in the contravention of any applicable legal requirements in any jurisdiction, (a) such person is not accepting and/or renouncing the Provisional Allotment Letter, or requesting registration of the relevant New Ordinary Shares, from within Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland, (b) such person is not in any territory in which it is unlawful to make or accept an offer to acquire New Ordinary Shares or to use the Provisional Allotment Letter in any manner in which such person has used or will use it, (c) such person is not acting on a non-discretionary basis for a person located within any territory referred to in paragraph 6.2 above at the time the instruction to accept or renounce was given, and (d) such person is not acquiring New Ordinary Shares with a view to offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such New Ordinary Shares into any territory referred to in paragraph 6.2 above. The Company may treat as invalid any acceptance or purported acceptance of the allotment of New Ordinary Shares comprised in, or renunciation or purported renunciation of, a Provisional Allotment Letter if it (a) appears to the Company to have been executed in or despatched from any territory referred to in paragraph 6.2 above or otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it believes the same may violate any applicable legal or regulatory requirement, (b) provides an address in any territory referred to in paragraph 6.2 above for delivery of definitive share certificates for New Ordinary Shares (or any jurisdiction outside the UK in which it would be unlawful to deliver such certificates), or (c) purports to exclude the warranty required by this section.

(ii) *Qualifying CREST Shareholders*

A CREST member or CREST sponsored member who makes a valid acceptance in accordance with the procedures set out in paragraph 2.2.2 of this Part 1 represents and warrants to the Company and JPMorgan and JPMorgan Cazenove that, except where proof has been provided to the Company's satisfaction that such person's acceptance will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) they are not within any territory referred to in paragraph 6.2 above, (b) they are not in any territory in which it is unlawful to make or accept an offer to acquire New Ordinary Shares (c) they are not accepting on a non-discretionary basis for a person located within any territory referred to in paragraph 6.2 above at the time the instruction to accept was given, and (d) they are not acquiring New Ordinary Shares with a view to the offer, sale, transfer, delivery or distribution, directly or indirectly, of any such New Ordinary Shares into any territory referred to in paragraph 6.2 above.

## PART 2

## SUMMARY OF THE TERMS OF THE ACQUISITION AGREEMENT

### 1. Date and Parties

The Acquisition Agreement is dated 7 July 2005 and is between (1) Deutsche Asset Management and (2) Aberdeen.

### 2. Acquisition and Purchase Price

Aberdeen will pay Deutsche Asset Management up to £200 million in cash on the Closing Date in respect of the London Fixed Income Business, the Philadelphia Fixed Income Contracts and the OEIC Business. A further deferred payment in respect of the Equities/Multi-Asset Business of between nil and £45 million will be made on 31 March 2006[1]. The total adjusted consideration is not expected to exceed £245 million plus payment on a pound for pound basis for any excess of the net asset value of the Target Businesses at the Closing Date over £35 million. The net asset value of the Target Businesses at the Closing Date is expected to be between £35 million and £60 million. Therefore, the consideration is expected to be no greater than £270 million, on the basis that the net asset value of the Target Businesses at the Closing Date is no more than £60 million. The final amount payable by Aberdeen will depend, in part, on the final run-rate management fees of the Target Businesses compared with certain target run-rate management fees. The minimum amount payable for the Target Businesses will be £111.5 million, including the net asset value payment.

### 3. Conditions and Closing

The Acquisition Agreement is conditional upon (*inter alia*) the satisfaction of the following conditions:

(i) approval by the Deutsche Bank supervisory board (such approval having now been granted);

(ii) the parties obtaining all necessary regulatory and competition consents;

(iii) the approval of Shareholders at the EGM;

(iv) the aggregate run-rate management fees of the London Fixed Income Business and the Philadelphia Fixed Income Contracts being not less than £26.6 million as at the Closing Date; and

(v) certain conditions of the Underwriting Agreement being fulfilled.

In the event of conditions (iii) or (v) not being satisfied, Aberdeen has agreed to pay Deutsche Asset Management a break-fee of £2.9 million (including VAT if applicable).

The Acquisition is expected to close on or about 30 September 2005 subject to all the relevant conditions being satisfied. In the case of the Philadelphia Fixed Income Contracts, however, this may be postponed until 30 November 2005 or later to enable relevant client consents to be obtained.

### 4. Warranties and Indemnities

Deutsche Asset Management has given to Aberdeen a tax covenant and various warranties, representations and indemnities customary for this type of transaction. The liability of Deutsche Asset Management pursuant to the warranties and the tax covenant is limited to the lesser of £245 million and the adjusted consideration payable. Claims in respect of ordinary matters must be made within 18 months and in respect of taxation within 7 years of the Closing Date. Deutsche Asset Management has also agreed to indemnify Aberdeen against any liabilities incurred by the Aberdeen Group or the relevant Target Companies under any claims made in respect of certain specified litigation.

### 5. Key principles for Transitional Services Agreement

Under the terms of the Acquisition Agreement, Aberdeen has agreed with Deutsche Asset Management the key principles which will be contained in the transitional services agreement (**"TSA"**), to be entered into between the parties at or prior to the Closing Date including *inter alia* the following key terms:-

---

(1) As set out in the Unaudited Pro Forma Financial Information on page 67 of this document, the Company's prudent estimate of the deferred payment in respect of the Equities/Multi-Asset Business is £38.9 million.

5.1 *Separation* — the terms on which the parties will co-operate in the implementation of certain pre-Closing separation projects (as set out in the Acquisition Agreement) and associated migration plans, including the allocation of responsibilities between the parties and estimates of resources required. In addition, the parties will agree to adopt a governance model to monitor and co-ordinate such implementation.

5.2 *Deutsche Services* — the services which Deutsche Asset Management is to provide Aberdeen from Closing (using all reasonable endeavours to provide such services to the same standard as they were supplied to the Target Businesses immediately before Closing) for a period of not longer than 18 months from the Closing Date.

5.3 *Reverse Services* — certain reverse services Aberdeen is to provide Deutsche Asset Management from Closing for a period of not longer than 18 months from the Closing Date.

5.4 *Third Party Outsourcer* — acknowledgement of Aberdeen's intention to outsource to its preferred third party service provider certain office functions required by the Target Businesses, together with associated IT services.

5.5 *Changes to Systems or Services* — provisions (save for certain exceptions) that a service provider under the TSA will not be obliged to change operational aspects of the services provided, or replace or update systems.

5.6 *Information Technology Risk Management* — Aberdeen will agree to comply with Deutsche Asset Management's standard IT risk management policies and procedures and the parties will take all reasonable steps to prevent unauthorised access or interference with the other's IT systems.

5.7 *Dependencies* — identification of any dependencies that a service provider has on a service recipient.

5.8 *Third Party Contracts* — the TSA will contain provisions for (a) assisting in obtaining the relevant consent; (b) not knowingly causing the service provider to breach its obligations to the third party; and (c) if either the third party's consent is withheld, or the contract is terminated for reasons beyond the reasonable control of the service provider, then the parties will identify alternative means of continuing the provision of the affected service.

5.9 *Provisions to be agreed* — the TSA will also make provision *inter alia* in relation to a number of further areas of the Target Businesses to be agreed between the parties which include, licences of intellectual property rights; change management procedure; and limitations of liability.

### 6. Other Provisions

The Acquisition Agreement also contains provisions concerning appropriate indemnities (including in relation to retirement benefits liabilities), the repayment of intra-group debt, the release of third party guarantees, responsibility of payment of certain employee incentives and the prohibition of on-sale of the Target Businesses by Aberdeen for a period of two years from the Closing Date.

# PART 3

## DESCRIPTION OF THE ABERDEEN GROUP

### History and development of the Company

The Aberdeen Group is an independent international asset management group managing assets around the world for both institutional and retail clients, including: some 51 open-ended funds domiciled in the UK, Luxembourg and Dublin and marketed selectively in a number of countries worldwide, 14 open-ended funds domiciled in Singapore and marketed locally, 27 closed-end funds listed in the UK and Jersey (of which 13 are conventional investment trusts), 7 closed-end funds listed in the US and Canada, segregated accounts marketed on behalf of a variety of institutions worldwide, several substantial funds managed on behalf of life companies, a private client business, a substantial private equity business and an institutional property asset management business.

The Aberdeen Group, which has over 700 employees worldwide, is headquartered in Aberdeen and has its main investment offices in London, Edinburgh, Glasgow, Singapore, Bangkok and Sydney. It operates from 20 offices worldwide including offices in 9 towns and cities in the UK, together with offices in Europe, North America, Asia and Australia. As at 31 May 2005, total assets under management amounted to approximately £25.9 billion.

The turnover of the Aberdeen Group by category of activity and geographic market for each of the last three financial years ending 30 September 2004 is as follows:

| | UK | Rest of Europe | Rest of World | Total |
|---|---|---|---|---|
| | (£ '000) | (£ '000) | (£ '000) | (£ '000) |
| **Year to 30 September 2002** | | | | |
| Fund Management Division | 113,378 | 8,174 | 19,925 | 141,477 |
| Property Division | 19,332 | 31,269 | 0 | 50,601 |
| Group Total | 132,710 | 39,443 | 19,925 | 192,078 |
| **Year to 30 September 2003** | | | | |
| Fund Management Division | 73,853 | 5,079 | 11,141 | 90,073 |
| Property Division | 15,592 | 36,603 | 0 | 52,195 |
| Group Total | 89,445 | 41,682 | 11,141 | 142,268 |
| **Year to 30 September 2004** | | | | |
| Fund Management Division | 66,483 | 6,257 | 18,919 | 91,659 |
| Property Division | 8,968 | 39,384 | 0 | 48,352 |
| Group Total | 75,451 | 45,641 | 18,919 | 140,011 |

Aberdeen Asset Management PLC was formed in 1983, as Aberdeen Fund Managers Limited, to take over the investment business of an Aberdeen-based firm of solicitors providing fund management and secretarial services to a quoted investment trust and to a small number of institutions and private clients. Martin Gilbert, the Company's chief executive was a founding shareholder. The Company continued to grow organically and by acquisition through the 1980's and by the end of the 1989 financial year had £420 million in funds under management. In 1991 the Company obtained its listing on the London Stock Exchange under the name of Aberdeen Trust PLC. A secondary listing was subsequently obtained on the Singapore Stock Exchange in 1997 (now Singapore Exchange Securities Trading Limited), the same year as the Company announced the acquisition of Prolific Financial Management which added a further £8 billion of funds to increase total funds under management to £11.7 billion. The Company also changed its name to Aberdeen Asset Management PLC in 1997.

In 2000, a number of key strategic acquisitions were announced, including Murray Johnstone in the UK and EquitiLink in Australia which added a further £5 billion of funds. The Company also entered the market for property fund management in 2000 and as at 30 June 2005 retained some £5 billion in funds under management in this area through its Swedish headquartered subsidiary Aberdeen Property Investors AB. In 2003, the Company acquired Edinburgh Fund Managers Group adding a further £2.1 billion of funds under management. The Company has continued to grow organically and the 2004 financial year saw £2.0 billion of net new business being added.

## Current Business and Prospects

*Corporate Strategy*

The Aberdeen Group's corporate strategy is to be recognised as an active manager of equities and fixed interest securities, delivering consistent performance and adopting a differentiated investment process that is the choice of investors in both mainstream asset categories and in the specialist niche funds in which the Aberdeen Group has expertise.

The Board firmly believes in providing high quality client service based on remaining an independent fund manager focused on delivering the needs of the investor. In addition the Aberdeen Group has sought to grow and diversify its recurring revenue streams across a range of asset classes whilst leveraging of the Group's efficient cost base and operating model.

*Financial Information*

The accounts of the Aberdeen Group for the three years ended 30 September 2002, 30 September 2003 and 30 September 2004 have been independently audited by KPMG Audit Plc in accordance with Auditing Standards issued by the Auditing Practices Board and were reported on without qualification. The business address of KPMG Audit Plc is 37 Albyn Place, Aberdeen AB10 1JB.

*Operating and Financial Review*

The Group has faced exceptionally challenging conditions over the last few years, both in the markets and as a consequence of the FSA investigation into split capital funds. However, the settlement of this investigation and the high level of acceptances received from investors entitled to participate in the Uplift Plan enables the Group to crystallise the extent of its liability in relation to the Splits Sector. Financing of the settlement is now in place following the recent convertible bond issue of the 2010 Bonds and the agreement of a new bank facility.

The Board believes considerable progress has been made since then. The Group recognises that the ability to deliver consistent investment performance is essential for any asset management business, and has strengthened its competitive position in the first half of the financial year ending 30 September 2005 due to improved investment performance and buoyant levels of new business generation.

Aberdeen's balance sheet is benefiting from the delivery of promised cost reductions and the phased pay-down of debt via non-core asset sales. The Aberdeen Board is thus confident that the Group is well positioned to return to a pattern of sustained, profitable growth and this is reflected in interim results to 31 March 2005 which disclosed a pre-tax profit of £10.4 million, an 89 per cent. increase on the same period in 2004. This improvement has continued into the second half of the year and the Group should continue to benefit from increasing revenues arising from new business flows. Having achieved the settlement of the split capital issues and having strengthened the balance sheet, the Aberdeen Board intends to continue to review all appropriate opportunities for profitable growth and is confident that the Group can deliver improving returns to Shareholders.

The Group's gross new business for the six months to 31 March 2005, including mandates awarded but not yet funded, totalled approximately £2.9 billion. The Group's net new business for the same period, including mandates awarded but not yet funded, totalled approximately £2.0 billion.

Assets under management of the Aberdeen Group increased by £3.3 billion to £25.4 billion as at 31 March 2005, an increase of 15.0 per cent. on its assets under management as at 30 September 2004. This increase comprises net new business of £1.5 billion, assets added from corporate acquisitions and disposals (on a net basis) of £1.2 billion and market movements of £0.6 billion. The assets under management of the Aberdeen Group by asset class as at its last year end and as at 31 March 2005 were as set out below:

| | As at 30 September 2004 | As at 31 March 2005 |
|---|---|---|
| | (£ million) | (£ million) |
| **Asset Class** | | |
| Equities | 13,781 | 14,736 |
| Fixed interest and cash | 4,405 | 5,406 |
| Property | 3,912 | 5,270 |
| **Total** | 22,098 | 25,412 |

Further details of the Aberdeen Group audited accounts for the period to 30 September 2004 and the unaudited interim period to 31 March 2005 are set out in Part 5 of this document.

Further detail on the financial condition and operating results of the Aberdeen Group can be found in the Published Annual Report and Accounts for the years ended 30 September 2002, 2003 and 2004 and Interim Report and Accounts for the six months ended 31 March 2005, which are incorporated by reference into this document.

Information on the operating results of the Aberdeen Group for the years ended 30 September 2002, 2003 and 2004 can found in the Chief Executive's Review on pages 9 to 15 of the Annual Report and Accounts 2002, pages 5 to 9 of the Annual Report and Accounts 2003, and pages 5 to 8 of the Annual Report and Accounts 2004 respectively.

Information on the financial condition of the Aberdeen Group for the years ended 30 September 2002, 2003 and 2004 can found in the Financial Review on pages 22 to 23 of the Annual Report and Accounts 2002, pages 16 to 18 of the Annual Report and Accounts 2003, and pages 14 to 18 of the Annual Report and Accounts 2004 respectively.

Information on the operating results and financial condition of the Aberdeen Group for the first six months ended 31 March 2005 can found in the Chairman's Statement on pages 2 to 3 of the Interim Report and Accounts 2005.

*Trend Information*

Looking forward, the prospects for the Enlarged Aberdeen Group for the second half of the financial year remain encouraging with no significant let up in demand for products and a widening client base.

In respect of Aberdeen's existing fund management operations, inflows to open-ended funds may be offset to a degree by some profit taking if Asian markets continue to rise, but the incidence of this to date has been relatively limited despite very significant market rises. Aberdeen continues to be invited to tender for further institutional mandates and whilst it is hopeful of success, future flows of this nature are difficult to predict given the individual characteristics of specific mandate tenders.

The Target Businesses continue to see net outflows of assets under management other than in the London Fixed Income Business and this, to an extent, reflects the uncertainty over the past year regarding the future ownership of the Target Businesses, past poor investment performance in the Equities/Multi-Asset Business and the continued preference among clients and consultants for specialist managers, rather than balanced mandates, where the Multi-Asset Business has been a major player. The structure of the Acquisition with deferred consideration based on the level of retained assets, has been designed to reflect the flows that the Equities/Multi-Asset Business has been experiencing. The performance of the fixed income and OEIC businesses remains satisfactory.

On completion of the Acquisition, the integration of the Target Businesses will commence. The Company expects that following the integration of the Target Business (expected within one year of completion), the operating margin achieved by these businesses as part of the Enlarged Aberdeen Group will be in line with the Company's current fund management operating margin.

In light of the strong new business flows in Aberdeen's existing fund management operations and the expected completion of the Acquisition early in the coming financial year, the Company expects to see improving revenues for the coming year. The Group's focus on cost efficiencies should help ensure that the Group's operating margin continues to improve.

Assets under management at 31 May 2005 totalled £25.9 billion. Taking account of mandates awarded, but not yet funded would increase assets under management as of the same date to £26.6 billion.

*Capital resources*

Information on the Group's cash inflows and outflows during the financial years ended 30 September 2002, 2003 and 2004 can be found within the Group's Annual Report and Accounts for those years on page 36 in 2002, page 34 in 2003 and page 36 in 2004 and is incorporated by reference herein.

On 10 March 2005 the Group issued £26.57 million 4.50 per cent. convertible bonds 2010. The net proceeds from this issue were approximately £25.6 million and were used to repay borrowings from Bank of Scotland under the Group's working capital facility arrangements at that point in time and to partially prepay a Bank of Scotland term loan.

As at 31 March 2005, the Group had available a number of facilities with Bank of Scotland which were utilised in the management of its working capital requirements including a £15.0 million overdraft facility, which by its nature, is subject to considerable fluctuation of amounts actually drawn and is repayable on demand. In addition to this facility, the Group had a term loan facility outstanding of £55,125,000. This term loan was replaced on 13 June 2005 with a revolving loan facility with a limit of £65,125,000, committed to 16 December 2006. The amount drawn under this facility at 30 June 2005 was £62,625,000. The Bank has subsequently agreed to provide an additional revolving loan facility of up to £45,000,000, committed to 31 July 2008. Additionally it has agreed to extend the term of the existing revolving loan facility to 31 July 2007.

On 30 June 2005, Aberdeen (together with Aberdeen Warrants (Jersey) Limited) issued £80.0 million Convertible Preference Share Units (each comprising one Preference Share and one Warrant). The net proceeds from this issue were used to repurchase £75.0 million of the outstanding 2007 Bonds and pay accrued interest on the 2007 Bonds up to their repurchase date.

## Capitalisation and Indebtedness

At 31 March 2005, the Group's consolidated net shareholders' funds were £131.0 million. After adding back the deficit on the profit and loss reserve of £116.2 million, total shareholders equity excluding the profit and loss account reserve amounted to £247.1 million. The Company's unconsolidated balance sheet at 31 March 2005 showed net assets of £129.9 million.

The following table sets out the gross indebtedness (calculated in accordance with UK GAAP) of the Group at 30 June 2005 (extracted from the Group's unaudited accounting records) and the capitalisation of the Group at 31 March 2005 (extracted from the Group's underlying accounting records which form the basis of the Group's unaudited Interim Report and Accounts 2005):

| | £ million |
|---|---|
| **Current debt:** | |
| — Guaranteed | 0.6 |
| — Unguaranteed/unsecured | — |
| **Total current debt** | **0.6** |
| **Non-current debt** | |
| — Guaranteed | 0.9 |
| — Unguaranteed/unsecured | 114.2 |
| **Total non-current debt** | **115.1** |
| **Total gross indebtedness** | **115.7** |

| | £ million |
|---|---|
| **Shareholders equity (excluding the profit and loss account reserve which is in deficit):** | |
| Called-up share capital | 23.6 |
| Share premium | 19.7 |
| Other reserves | 203.8 |
| **Total shareholders' equity (excluding the profit and loss account reserve which is in deficit)** | **247.1** |

The principal movements in capitalisation since 31 March 2005 relate to the issue of £80 million Convertible Preference Share Units. This resulted in an increase in issued share capital of £8 million, an increase in share premium of £52 million (after offsetting expenses of the issue) and an increase in other reserves of £16 million. The net proceeds from this issue were used to repurchase £75 million of the outstanding 2007 Bonds and pay accrued interest on the 2007 Bonds up to their repurchase date.

The following table sets out the net financial indebtedness (calculated in accordance with UK GAAP) of the Group at 30 June 2005 (extracted from the Group's unaudited accounting records):

| | £ million |
|---|---|
| Cash | 12.1 |
| **Liquidity** | 12.1 |
| Other current financial debt | (0.6) |
| **Current financial debt** | (0.6) |
| **Net current financial indebtedness** | 11.5 |
| Non-current bank loans | (62.6) |
| Bonds issued (gross of associated issue costs) | (51.6) |
| Other non-current loans | (0.9) |
| **Non-current financial indebtedness** | (115.1) |
| **Net financial indebtedness** | (103.6) |

*Contingent and Indirect Indebtedness*

The disclosures below cover the contingent and indirect indebtedness of the Group and include the settlement reached in December 2004 covering the marketing and management of split capital funds. On 24 December 2004, Aberdeen announced that the near three-year-long investigation into the marketing and management of split capital funds had been concluded with an omnibus settlement between the majority of the firms involved in the sector, the FSA, the Jersey Financial Services Commission and the Guernsey Financial Services Commission. The terms of the settlement entail no admission of liability and effectively conclude the Group's exposure to the regulators in respect of these matters. Aberdeen contributed £35 million to a central fund. This fund will be used to provide a cash distribution for retail investors in the zero dividend preference shares issued by split capital investment companies. In total, approximately £143 million was committed to the central fund by 18 companies involved in the sector, including Aberdeen's own contribution supported by a payment made by Aberdeen's insurers in full and final settlement of any liability those insurers might have under the relevant insurance policies. Aberdeen issued an Uplift Plan for investors in Progressive (a retail unit trust which, since its launch in August 2000, has invested primarily in zero dividend preference shares of listed multi-class closed end collective investment vehicles) at an estimated cost of £43.3 million. In the two years to 30 September 2004, the Group incurred legal and other external costs of over £7 million in relation to these issues.

The Uplift Plan was offered to all investors who held units in Progressive which were issued by the managers on or before 28 June 2002 and gave those investors the opportunity to receive the initial cost of their investment on the redemption of their holdings on or around the fifth anniversary of their investment. Eligible Investors (as defined in the Uplift Plan) who previously sold their holdings were also offered payments at a discounted rate.

Eligible Investors who accepted the offer of participation in the Uplift Plan have done so on condition that they relinquish their rights to take any other action in relation to their holding in Progressive. Eligible Investors who have chosen not to participate in the Uplift Plan may pursue a complaint via FOS.

Acceptance by an investor of the Uplift Plan enabled Aberdeen to crystallise the extent of its liability to that investor. By the time that the Uplift Plan closed to further acceptances on 3 June 2005 acceptances had been received from Eligible Investors representing some 94.4 per cent. by value of those entitled to participate.

Aberdeen announced on 26 February 2004 that it had received details from a FOS adjudicator of a provisional assessment in respect of a case being examined by FOS in relation to a complaint brought by one investor in Progressive. There have been further similar provisional assessments. The provisional assessments, which are not binding on either party, set out the FOS adjudicator's view on these complaints. The provisional assessments proposed that the dispute between Aberdeen Unit Trust Managers Limited and the complainants be resolved by the payment of compensation to the complainants. After careful consideration of the provisional assessments, the Aberdeen Board believed the provisional assessments did not reflect the weight of evidence which Aberdeen had supplied to substantiate its position. Whilst remaining sensitive to the distress suffered by investors in Progressive and wishing to provide support to them on a voluntary basis, the Aberdeen Board could not agree with the FOS adjudicator's opinion. Aberdeen is therefore exercising its right to have the cases referred to an Ombudsman for determination. Aberdeen, on the basis of robust legal advice, will vigorously contest any cases on which FOS may issue adverse findings.

Were FOS ultimately to make a final decision against the Aberdeen Group, any compensation would have to take into account the circumstances of individual cases. In this regard, given the advice of Aberdeen's solicitors and the lack of information as to both the number and quantum of cases which will be subject to any determination by FOS, the Aberdeen Board considers it impossible to make any reasonable estimate of any potential liability of the Aberdeen Group over and above the cost of the Uplift Plan.

On 28 June 2005, proceedings were issued against Aberdeen and Aberdeen Asset Managers Jersey Limited (together the **"Aberdeen Parties"**) and a non-Aberdeen party, in the High Court in London by Real Estate Opportunities Limited. In 2003, the board of REO announced, with respect to the Aberdeen Parties, that REO had terminated its management contract with immediate effect and indicated that it held the Aberdeen Parties liable for damages in respect of losses incurred on REO's income portfolio. The Aberdeen Parties do not accept the validity of REO's termination without notice. The Aberdeen Parties believe that the claim is without merit. The Aberdeen Parties will vigorously defend the proceedings and counterclaim for their accrued fees and the fees relating to the 12 months' notice period provided for in the management contract. It is not possible to quantify any exposure to damages with respect to these proceedings.

In April 2004, the liquidator of the special purpose vehicle of Aberdeen Preferred Income Trust Limited wrote to Aberdeen indicating that it was considering a claim. However, no further detail has been forthcoming.

The speculation that legal proceedings may be brought against a range of parties who have been involved in the Splits Sector continues. Other than as stated above, no notice of any legal proceedings related to the Aberdeen Group's involvement in the Splits Sector has been served against any member of the Aberdeen Group and any such proceedings would be defended robustly.

## Aberdeen Group Overview by division

*Open ended funds*

The Aberdeen Group has funds domiciled in Luxembourg and Dublin which are distributed internationally and which are collectively registered for sale in 17 countries. In addition, the Group has funds domiciled in the UK, Singapore, Austria and Australia which are distributed primarily in the relevant domestic funds markets. Marketing operations exist in UK, Luxembourg, Austria, Hong Kong, Singapore, Thailand, Australia and the U.S., focused primarily on those markets as well as Switzerland and Chile. Distribution is typically through discretionary fund managers and fund-of-fund providers, with additional distribution links to banking groups and other third party distributors. A number of global distribution arrangements have also been secured.

*Institutional*

(i) *Segregated Mandates and Pooled Funds*

The Aberdeen Group operates in the institutional market primarily in the U.S., UK, Continental Europe, Asia and Australia, with customer bases in each location.

(ii) *Closed-End Funds*

The Aberdeen Group has the investment management contracts for 34 closed-end funds domiciled in the UK, the Channel Islands and North America, including funds listed on UK, US and Canadian stock exchanges. In recent years, the Aberdeen Group has been involved in a number of fund raisings in the closed-end market and provides marketing and promotional services to the boards of a number of these funds.

*Private client*

The Aberdeen Group offers private client asset management facilities out of offices in Aberdeen, Glasgow and Jersey. The Aberdeen Group managed approximately £415 million of private client assets as at 28 February 2005.

*Specialist*

The Aberdeen Group has specialist fund management capability in both private equity and physical property in the Nordic region. The former is managed in the form of segregated fund mandates, limited partnerships and venture capital trusts in the UK, markets in which the Aberdeen Group is active. The latter is also managed in the form of segregated fund mandates and collective investment vehicles.

**Financial regulation**

In addition to the UK Listing Authority and stock exchange requirements, respectively, in the United Kingdom and Singapore to which Aberdeen is subject, a number of companies within the Aberdeen Group are subject to specific regulations in the countries in which they operate. The principal authorities whose regulations govern the conduct of such companies are set out below.

*United Kingdom*

In the United Kingdom, the operating subsidiaries of Aberdeen are authorised and regulated in their conduct of investment business by the Financial Services Authority.

*Europe*

In Europe, the operating subsidiaries of Aberdeen are regulated in their conduct of investment business in Ireland by the Central Bank of Ireland, in Luxembourg by the *Commission de Surveillance du Secteur Financier,* in the Isle of Man by the Isle of Man Financial Supervision Commission and in the Channel Islands by both the Jersey Financial Services Commission and the Guernsey Financial Services Commission.

*Asia Pacific*

In the Asia Pacific region, the operating subsidiaries of Aberdeen are regulated in their conduct of investment business in Singapore by the Monetary Authority of Singapore, in Australia by the Australian Securities and Investment Commission and in Hong Kong by the Hong Kong Securities and Futures Commission.

*United States*

In the United States, the operating subsidiaries of the Aberdeen Group are regulated in their conduct of investment business by the Securities and Exchange Commission.

## PART 4

## DESCRIPTION OF THE TARGET BUSINESSES

The Target Businesses comprise part of the former Morgan Grenfell Asset Management operations, which were acquired by Deutsche Bank in 1989. As at 31 May 2005 the Target Businesses had assets under management of £46.3 billion with annualised run-rate management fees at that date of £119.3 million.

For the year ended 31 December 2004, under Deutsche Bank's ownership, the Target Businesses incurred losses before tax of £35.9 million. The Company expects to operate the Target Businesses profitably from a much reduced cost base. As at 31 December 2004, the Target Businesses had gross assets of £252.8 million, excluding unit-linked long-term life assurance assets held on the balance sheet.

The Target Businesses comprise the London Fixed Income Business, the OEIC Business, a London-based UK and Global Equities Business and a London-based Multi-Asset business. These businesses operate within the following legal entities, collectively referred to as the Target Companies: Deutsche Asset Management Life & Pensions Limited, Deutsche Asset Management Limited, DWS Investment Funds Limited, DWS Funds Management Limited, Deutsche Asset Management (Ireland) Limited and Deutsche Asset Management Investment Services Limited. The Target Businesses also comprise the Philadelphia Fixed Income Contracts. The Acquisition will be effected by the transfer of those legal entities to Aberdeen (the Target Companies), the novation of the Philadelphia Fixed Income Contracts and Aberdeen taking on employees from Deutsche Asset Management, which collectively are referred to as the Target Businesses.

The London Fixed Income Business and the business derived from the Philadelphia Fixed Income Contracts enjoy a strong and long-standing relationship and have been jointly managing portfolios since 1991. There has been a significant exchange of personnel between the two businesses in the past, and it is the Company's intention to continue to manage both as an integrated global fixed income business reporting to Steve Ilott, who is currently Head of Fixed Income at the Target Businesses and who will join the Company's Executive Committee continuing as Head of Fixed Income. The investment styles and products are complementary, and both businesses contribute strong domestic products and global capabilities, in addition to the jointly-managed products. The two fixed income businesses together bring a proven capability in UK, US, Euro, global and emerging market bonds which will fit well with Aberdeen's own specialisms in Asian, emerging market and European high yield bonds.

*London Fixed Income Business*

The London Fixed Income Business investment platform is established so as to generate investment performance from credit risk, interest rate risk and currency risk. It has the capability to use derivatives to generate performance and to manage portfolios according to liability-driven benchmarks. The business follows a team-based investment culture.

As of 31 May 2005, the London Fixed Income Business managed £16.0 billion (31 December 2004: £14.7 billion) of assets for more than 200 clients, generating £28.6 million in annualised management fees. The London Fixed Income Business generated net business inflows of £2.0 billion in 2004 and £0.6 billion in the first five months to 31 May 2005.

*Philadelphia Fixed Income Contracts*

The Philadelphia Fixed Income Contracts relate to highly-regarded US investment grade fixed income products, managed by a well-respected team with an established reputation in the US institutional marketplace and a growing reputation in the US retail market, with a presence on many major brokerage platforms. As part of the Acquisition, Aberdeen has made offers to employ members of this team to manage the contracts after completion. These products have consistently generated top quartile or better returns, with bottom quartile tracking error. The experienced senior management team leads the disciplined investment process, which follows a distinctive bottom-up, low risk investment approach. The contracts are with approximately 200 clients, including the flagship Scudder Fixed Income Fund which is rated "5-stars" by Morningstar, Inc.

As of 31 May 2005, the Philadelphia Fixed Income Contracts included £11.7 billion (31 December 2004: £10.3 billion) of assets under management, generating £30.5 million in annualised management fees. The Philadelphia Fixed Income Contracts generated net business inflows of £0.2 billion in 2004 and £0.2 billion in the first five months to 31 May 2005.

*OEIC Business*

The OEIC Business consists of 26 collective investment vehicles ("OEIC funds") managing £1.8 billion of assets under management as of 31 May 2005 (31 December 2004: £1.8 billion), generating £16.5 million in annualised management fees. The OEIC funds are distributed principally through independent financial advisers, private wealth management firms, and life insurance companies and are largely managed by the investment professionals associated with the other Target Businesses.

The OEIC Business generated net business inflows of approximately £38 million in 2004, and outflows of approximately £20 million in the first five months to 31 May 2005.

*UK and Global Equities Business*

The UK and Global Equities Business provides specialised investment management products, based on fundamental research and a disciplined and rigorous investment process. Investment performance in UK equities products weakened in the period from 2001, but has recently stabilised following changes implemented in October 2004, with good performance in new "high alpha" products. The Global Equities Business also has an excellent "high alpha" record.

As of 31 May 2005, the UK and Global Equities Business had £3.3 billion (31 December 2004: £3.3 billion) in assets under management, generating £7.9 million in annualised management fees. In light of the recent investment performance challenges faced by this business, which has led to disappointing mandate and asset retention, the consideration to be paid by the Company for this business will be deferred, and will be contingent on the value of run-rate management fees, aggregated with those of the Multi-Asset Business, as at 30 June 2006.

*Multi-Asset Business*

The Multi-Asset Business is constructed from investment management products generated by the separate fixed income and equities businesses. This business has suffered from a sector-wide decline in demand for balanced mandates, as well as weak equity performance affecting this product's track record.

As of 31 May 2005, the Multi-Asset Business had £13.5 billion (31 December 2004: £13.4 billion) in assets under management, generating £35.8 million in annualised management fees. In light of the sector-wide decline and recent investment performance challenges faced by this business, the consideration to be paid by the Company for this business will be deferred, and will be contingent on the value of run-rate management fees, aggregated with those of the UK and Global Equities Business, as at 30 June 2006.

*Integration*

Fund managers and client-facing staff associated with the Target Businesses will transfer to the Company. In addition, the Company intends to enter into outsourcing arrangements with BNPP SS under which the Target Businesses' back-office platform will be migrated to BNPP SS in accordance with the Company's stated outsourcing policy. The arrangements will be based on those already in place under which BNPP SS supplies back-office services to the Company. BNPP SS's charges for this service will be variable, dependent on, *inter alia*, client numbers and the value of assets under administration.

The cost base of the Target Businesses has historically included a high level of central costs charged by the Deutsche Bank group. On the relevant Closing Date, such charges will cease, leading to a reduction in the cost base of the Target Businesses.

Employees of the Target Businesses who join the Company and who are based in London will move to the Company's existing premises at One Bow Churchyard. It is anticipated that all transferring employees of the Target Businesses will join the Aberdeen pension scheme and the Company will not be acquiring any responsibility for the Deutsche Asset Management pension schemes. Certain transitional services will be provided to the Company by Deutsche Asset Management in relation to the Target Businesses for a limited period of time. Cost savings are expected to result from the transfer of staff from the Target Business to the Company or BNPP SS. Furthermore, it expected that there will be cost savings from the removal of duplicated costs.

The Company intends that the process of integrating the Target Businesses into the Company's existing operations will commence on the relevant Closing Date, although planning for this process is already well advanced. It is expected that the Target Businesses will be integrated within one year of completion.

The Company expects that following the integration of the Target Businesses, the operating margin achieved by these businesses as part of the Company will be in line with the Company's current fund management operating margin, and thereby contribute to an increase in the overall Aberdeen Group operating margin.

The Target Businesses will operate under the Company's brand from the Closing Date.

## PART 5

## FINANCIAL INFORMATION RELATING TO THE ABERDEEN GROUP

### 1. Statutory Accounts for the Three Financial Years Ended 30 September 2004

The financial statements for the Aberdeen Group included in the audited reports and accounts of Aberdeen for the three years ended 30 September 2004 (as filed with the UK Listing Authority) are incorporated by reference in this Part 5. Statutory accounts of Aberdeen for the three financial years ended 30 September 2004 in respect of which KPMG Audit Plc issued unqualified reports under section 235 of the Companies Act (and such reports did not refer to any maters of fundamental uncertainty), have been delivered to the Registrar of Companies in Scotland and such reports did not contain any statements under sections 237(2) or (3) of the Companies Act. However, the report on the financial statements of the Company for the year ended 30 September 2003 included the following paragraphs on contingent liabilities (with a similar statement in the report on the financial statements for the preceding year):

**"In forming our opinion, we have considered the adequacy of the disclosures made in note 29 to the financial statements concerning the contingent liabilities of the Group in respect of the split capital closed-end fund sector generally, the Aberdeen Progressive Growth Unit Trust and any possible action by Real Estate Opportunities Limited, and their potential impact on the Group's funding position. In view of the significance of these uncertainties, we consider that they should be drawn to your attention but our opinion is not qualified in these respects."**

The report for the year ended 30 September 2004 included the following paragraph on funding arrangements:

**"In forming our opinion, we have considered the adequacy of the disclosures made in note 29 to the financial statements in respect of the Group's funding of the settlement agreed with the Financial Services Authority and Uplift Plan available to eligible investors in the Aberdeen Progressive Growth Unit Trust. In view of the significance of this matter, we consider that it should be drawn to your attention but our opinion is not qualified in this respect."**

### 2. Published Annual Report and Accounts for Three Financial Years Ended 30 September 2004

*Historical Financial Information*

The following list is intended to enable investors to identify easily specific items of information which are relevant to the Proposals and are incorporated by reference into this document. The page numbers below refer to the relevant pages of the relevant Annual Report and Accounts:

| | *Annual Report and Accounts for Year Ended 30 September* | | |
|---|---|---|---|
| *Nature of Information* | *2002 Page No(s)* | *2003 Page No(s)* | *2004 Page No(s)* |
| Consolidated profit and loss account | 34 | 32 | 34 |
| Consolidated statement of total recognised gains and losses | 34 | 32 | 34 |
| Balance sheet | 35 | 33 | 35 |
| Consolidated cash flow statement | 36 | 34 | 36 |
| Notes to the accounts | 37-59 | 35-57 | 37-67 |
| Auditor's report | 31 | 29 | 31 |
| Remuneration report | 28-31 | 23-29 | 24-29 |
| Corporate social responsibility statement | 27 | 22 | 23 |

## 3. Unaudited Interim Report for Six Months Ended 31 March 2005

*Historical Financial Information*

The Company has published an unaudited interim report for the six months ended 31 March 2005. Such report included unaudited financial information (comprising a profit and loss account, a statement of total recognised gains and losses, a balance sheet, a cash flow statement and notes to accounts for the six months ended and as at, as appropriate, 31 March 2005 and comparative financial information for the six months ended and as at, as appropriate, 31 March 2004) on pages 4 to 11 and an independent review report on such financial information by KPMG Audit Plc on page 12.

# PART 6

## FINANCIAL INFORMATION RELATING TO THE TARGET COMPANIES

### 1. Accountant's Report

**KPMG Audit Plc**
**Transaction Services**
37 Albyn Place
Aberdeen AB10 1JB
United Kingdom

Tel. +44 (0) 1224 591000
Fax. +44 (0) 1224 590909
DX AB121 Aberdeen 1

The Directors
Aberdeen Asset Management PLC
10 Queen's Terrace
Aberdeen AB10 1YG

12 August 2005

Dear Sirs

**Aggregate position of Deutsche Asset Management Limited, Deutsche Asset Management Investment Services Limited, Deutsche Asset Management Life & Pensions Limited, Deutsche Asset Management (Ireland) Limited, Deutsche Asset Management (International) Limited, DWS Funds Management Limited and DWS Investment Funds Limited (together 'the Target Companies')**

We report on the financial information set out on pages 47 to 59. This financial information has been prepared for inclusion in the prospectus and, through incorporation by reference, a Class 1 circular relating to the acquisition of certain fund management businesses and contracts dated 12 August 2005 of Aberdeen Asset Management PLC ("the Document") on the basis of the accounting policies set out in paragraph 6.1. This report is required by Paragraph 13.5.21R of the Listing Rules and is given for the purpose of complying with that paragraph and for no other purpose.

#### Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in note 6.1 of the financial information and in accordance with UK accounting standards.

It is our responsibility to form an opinion on the financial information and to report our opinion to you.

#### Basis of opinion

We conducted our work in accordance with the Standards of Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

#### Opinion

In our opinion, the financial information gives, for the purposes of the Document, a true and fair view of the state of affairs of the Target Companies as at the dates stated and of its losses, cash flows and recognised losses for the periods then ended in accordance with the basis of preparation set out in note 6.1 and in accordance with UK accounting standards and has been prepared in a form that is consistent with the accounting policies adopted in Aberdeen Asset Management PLC's latest annual accounts.

**Declaration**

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Document and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge and belief, in accordance with the facts and contains no omissions likely to affect its import.

Yours faithfully

KPMG Audit Plc

## 2. Aggregated profit and loss accounts

| | Notes | Years ended 31 December 2002 | 2003 | 2004 |
|---|---|---|---|---|
| | | £'000 | £'000 | £'000 |
| **Turnover** | *6.2, 6.3* | 149,123 | 150,630 | 144,948 |
| Continuing operations | *6.3* | 120,842 | 117,426 | 117,819 |
| Discontinued operations | *6.3* | 28,281 | 33,204 | 27,129 |
| Cost of sales | *6.3* | (9,562) | (9,437) | (14,956) |
| **Gross profit** | *6.3* | **139,561** | **141,193** | **129,992** |
| Administrative expenses | *6.3* | (153,879) | (149,189) | (160,812) |
| Other operating income | *6.3* | 9,544 | 19,329 | 10,639 |
| **Operating profit/(loss)** | *6.3* | (4,774) | 11,333 | (20,181) |
| Continuing operations | *6.3* | (19,794) | (13,363) | (32,321) |
| Discontinued operations | *6.3* | 15,020 | 24,696 | 12,140 |
| Exceptional items | *6.7* | — | — | (8,349) |
| Interest receivable and similar income | *6.8* | 4,236 | 3,685 | 4,811 |
| **(Loss)/profit on ordinary activities before taxation** | *6.4* | (538) | 15,018 | (23,719) |
| Tax on loss/profit on ordinary activities | *6.9* | 35,572 | (3,476) | 6,747 |
| **Profit/(loss) on ordinary activities after taxation** | | 35,034 | 11,542 | (16,972) |
| Dividends | *6.10* | (59,725) | (34,000) | (8,000) |
| **Retained loss for financial year** | | **(24,691)** | **(22,458)** | **(24,972)** |

Turnover and operating profit in the above statement have been analysed between discontinued and continuing operations. The discontinued operations relate to the parts of the Target Companies not being acquired by Aberdeen, and which will be transferred to another company within Deutsche Bank prior to completion of the transaction. No other operations were acquired or discontinued in the period.

Notes 6.1 to 6.24 form part of these accounts

## 3. Aggregated net asset statement

| | Notes | As at 31 December | | |
|---|---|---|---|---|
| | | 2002 | 2003 | 2004 |
| | | £'000 | £'000 | £'000 |
| **Assets of long-term life assurance business** | *6.16* | 4,707,391 | 5,045,783 | 4,000,711 |
| **Current assets** | | | | |
| Stocks | *6.11* | 11,133 | 3,539 | 677 |
| Debtors | *6.12* | 118,711 | 107,995 | 106,753 |
| Investments | *6.13* | 23,122 | 35,466 | 29,660 |
| Cash at bank and in hand | *6.14* | 126,411 | 112,071 | 112,232 |
| Deferred tax | *6.15* | 6,714 | 3,456 | 3,448 |
| | | 286,091 | 262,527 | 252,770 |
| **Creditors: amounts falling due within one year** | *6.17* | (119,893) | (119,002) | (132,497) |
| Net current assets | | 166,198 | 143,525 | 120,273 |
| **Creditors: amounts falling due after more than one year** | *6.18* | (229) | — | — |
| **Provisions for liabilities and charges** | *6.19* | (9,280) | (9,280) | (10,998) |
| **Liabilities of long term life assurance business** | *6.16* | (4,707,391) | (5,045,783) | (4,000,711) |
| **Net assets** | | **156,689** | **134,245** | **109,275** |

### Reconciliation of movements in net assets

| | Notes | Years ended 31 December | | |
|---|---|---|---|---|
| | | 2002 | 2003 | 2004 |
| | | £'000 | £'000 | £'000 |
| Balance at 1 January | | n/a | 156,689 | 134,245 |
| Earnings attributable to ordinary shareholders | | n/a | 11,542 | (16,972) |
| Dividends | | n/a | (34,000) | (8,000) |
| Exchange differences | | n/a | 14 | 2 |
| **Balance at 31 December** | | 156,689 | 134,245 | 109,275 |

## 4. Aggregated cash flow statements

| | Notes | Years ended 31 December 2002 | 2003 | 2004 |
|---|---|---|---|---|
| | | £'000 | £'000 | £'000 |
| **Net cash inflows from operating activities** | | | | |
| Core cash flow from operating activities | 6.22 | (593) | 16,351 | 2,508 |
| Effects of short term timing differences on unit trust settlements | | (2,824) | 8,385 | (5,943) |
| | | (3,465) | 24,736 | (3,435) |
| **Returns on investments and servicing of finance** | | | | |
| Interest received | | 4,236 | 3,685 | 4,811 |
| **Taxation paid** | | (437) | (49) | (5,473) |
| **Capital expenditure and financial investment** | | | | |
| Purchase of investments | | (4,969) | (12,344) | 0 |
| Sale of investments | | — | 7,299 | 9,290 |
| | | (4,969) | (5,045) | 9,290 |
| **Equity dividends paid** | | (12,725) | (47,000) | (34,000) |
| **Cash inflow before financing** | | **(17,360)** | **(23,673)** | **(28,807)** |
| **Financing** | | | | |
| Capital contribution | | 12,570 | | |
| Balances with other Deutsche Bank companies | | 11,844 | 12,054 | 30,702 |
| **Increase/(decrease) in cash in year** | | **7,054** | **(11,619)** | **1,895** |

| | Years ended 31 December 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Reconciliation of net cash flow to movement in net debt** | | | |
| Increase/(decrease) in cash in year | 7,054 | (11,619) | 1,895 |
| Repayment of subordinated debt | — | 229 | — |
| **Change in net debt resulting from cash flows and movement in net debt in the year** | 7,054 | (11,390) | 1,895 |
| **Net funds at 1 January** | 114,673 | 121,727 | 110,337 |
| **Net funds at 31 December** | 121,727 | 110,337 | 112,232 |

## 5. Statement of total recognised gains and losses

| | Notes | Years ended 31 December 2002 | 2003 | 2004 |
|---|---|---|---|---|
| | | £'000 | £'000 | £'000 |
| Loss for the financial year | | (24,691) | (22,458) | (24,972) |
| **Total recognised losses** | | (24,691) | (22,458) | (24,972) |

## 6. Notes to the financial statements

### 6.1 *Accounting policies*

**Basis of preparation**

These financial statements have been prepared in accordance with applicable accounting standards and the historical cost convention. They represent an aggregation of the figures for Deutsche Asset

Management Limited, Deutsche Asset Management Investment Services Limited, Deutsche Asset Management Life & Pensions Limited, Deutsche Asset Management (Ireland) Limited, Deutsche Asset Management (International) Limited, DWS Funds Management Limited and DWS Investment Funds Limited, after eliminating transactions and balances among these entities.

The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the aggregated financial statements.

**Investments**

Listed investments held as current assets are recorded at year end market value.

**Stocks — true and fair override**

Stocks represent the manager's box of units, which have been included at bid prices ruling at the period end and profits and losses arising from this valuation are taken to the profit and loss account. This is not in accordance with Schedule 4 to the Companies Act 1985 which requires that such assets be stated at the lower of cost and net realisable value, or that if revalued any revaluation differences be taken to revaluation reserve. The Directors consider that these requirements would fail to give a true and fair view of the results for the year of a company that holds seed capital in the short-term as current assets. It is not practicable to quantify the effect on the accounts of all these departures since information on original cost, being of no continuing relevance to this business, is not readily available.

**Turnover**

Turnover represents management fees, commissions and other income receivable, exclusive of Value Added Tax.

**Taxation**

Tax is charged on all profits and income earned to date, less allowance and relief.

Deferred taxation is provided, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the Balance Sheet date, except as otherwise required by FRS 19. Deferred tax assets are recognised to the extent that it is more likely than not that they will be recovered against future taxable income.

**Pension schemes**

Directors of the Target Companies are members of group schemes operated by DB Group Services Limited, details of which are disclosed in the financial statements of that company.

The expected cost of pensions payable under the group's funded defined benefit schemes, and of other unfunded post-retirement benefits, is charged to the Target Companies by the Principal Employer and is recognised in the Profit and Loss Account so as to spread this cost over the service lives of employees in schemes. Variations from the regular cost are spread over the expected remaining service lives of current employees in the schemes and are included in the recharge to the Target Companies. The costs are assessed in accordance with the advice of qualified actuaries; the last formal actuarial valuation was carried out at 1 January 2003 for pensions and 31 December 2003 for other post-retirement benefits. The Target Companies are unable to identify their share of the underlying assets and liabilities of the schemes and information regarding any surplus/deficit of the scheme is not currently available as of 31 December 2004.

**Foreign currencies**

Assets and liabilities in foreign currencies are translated into sterling at market rate of exchange ruling at the balance sheet date. Income and expenditure in foreign currencies are translated into sterling at the rate of exchange ruling on the date of the transactions or at contracted rates, where such rates exist. These translation differences are taken to the profit and loss account.

**Long term life assurance business**

The aggregation includes the results of the Deutsche Asset Management Life & Pensions business by aggregating shareholders' entitlements as reflected in shareholders' funds and the non technical profit and loss account of that company's accounts, prepared on a modified statutory basis. The technical account, which deals with long term insurance business premiums, claims, investment returns and other related insurance costs, is not aggregated. Policyholder assets are disclosed as a single item on the aggregated net asset statement, matched by a liability line item for liabilities of long term life assurance business, which includes any surplus not recognised in the aggregated accounts. Summaries of the long term insurance business technical account and balance sheet details are disclosed at note 6.16.

### 6.2 *Segmental information*

The Target Companies are involved in the provision of investment management services. These services are only provided to clients in the United Kingdom.

### 6.3 *Analysis of continuing and discontinued operations*

On 7 July 2005, Deutsche Asset Management Group Limited entered into an agreement with Aberdeen Asset Management PLC to sell certain fund management businesses and contracts, including the Target Companies. Prior to the disposal, the Private Wealth Management, Absolute Return Strategies and Global Equities segments of the Target Companies will be transferred to other Deutsche Bank entities. The trading figures for these segments have been disclosed as discontinued activities in this financial information as noted below. The net assets of these businesses are discussed in note 6.24.

| | Years ended 31 December | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2002 | | | 2003 | | | 2004 | | |
| | Continuing | Discontinued | Total | Continuing | Discontinued | Total | Continuing | Discontinued | Total |
| | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 |
| **Turnover** | 120,842 | 28,281 | 149,123 | 117,426 | 33,204 | 150,630 | 117,819 | 27,129 | 144,948 |
| Cost of sales | (9,562) | — | (9,562) | (9,437) | — | (9,437) | (14,956) | — | (14,956) |
| **Gross profit** | 111,280 | 28,281 | 139,561 | 107,989 | 33,204 | 141,193 | 102,863 | 27,129 | 129,992 |
| Administrative expenses | (140,618) | (13,261) | (153,879) | (140,681) | (8,508) | (149,189) | (145,823) | (14,989) | (160,812) |
| Other operating income | 9,544 | — | 9,544 | 19,329 | — | 19,329 | 10,639 | — | 10,639 |
| **Operating (loss)/profit** | (19,794) | 15,020 | (4,774) | (13,363) | 24,696 | 11,333 | (32,321) | 12,140 | (20,181) |

### 6.4 *Loss/profit on ordinary activities before taxation*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Loss/profit before taxation is arrived at after charging/(crediting) | | | |
| Auditors remuneration: | | | |
| Audit work | 108 | 105 | 190 |
| Non audit | 18 | 18 | 144 |
| Recovery of amounts written off relating to unit trusts | — | (7,500) | — |

### 6.5 *Employees*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Wages and salaries | 38,116 | 40,652 | 49,267 |
| Social security costs | 3,994 | 5,092 | 4,367 |
| Other pension costs | 2,783 | 3,158 | 4,864 |
| | 44,893 | 48,902 | 58,498 |

All staff are employed by another Deutsche Bank company and then the costs are recharged to the Target Companies. The average number of employees employed by the Deutsche Bank company and recharged to the Target Companies during the year are as follows:

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | Number | Number | Number |
| Average number of employees during the year | 429 | 357 | 331 |

### 6.6 *Directors' emoluments*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Directors' emoluments | 4,418 | 5,243 | 3,494 |
| Amounts receivable under long term incentive schemes | 552 | 122 | — |
| | 4,970 | 5,365 | 3,494 |
| Company contributions to money purchase pension schemes | 4 | 4 | 9 |
| Compensation for loss of office | 429 | 259 | 276 |

During the year, 18 (2002 — 17; 2003 — 17) directors received shares.

The aggregate of emoluments and amounts receivable under long-term incentive schemes of the highest paid director was £505,613 (2002 — £473,098; 2003 — £463,147). He is a member of a defined benefit scheme, and the accrued pension to which he would be entitled from normal retirement date if he were to retire at the year end was £23,004 p.a. (2002 — £11,965; 2003 — £20,188).

| | Number of directors | | |
|---|---|---|---|
| | 2002 | 2003 | 2004 |
| | No | No | No |
| Retirement benefits are accruing to the following number of directors under: | | | |
| Money purchase pension schemes | 20 | 20 | 17 |
| Defined benefit scheme | 5 | 5 | 4 |
| | 25 | 25 | 21 |

### 6.7 *Exceptional items*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Restructuring provision | — | — | 8,349 |

The restructuring provision relates to severance and other staff related costs to become payable under a fundamental reorganisation that took place in 2004. The tax impact of the profit and loss charge is a tax credit of £2,448,300.

### 6.8 *Interest receivable and similar income*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Interest receivable from other Deutsche Bank undertakings | 4,188 | 3,438 | 4,178 |
| Other interest receivable | 48 | 247 | 633 |
| | 4,236 | 3,685 | 4,811 |

### 6.9 *Taxation*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Taxation is based on the results for the year and comprises: | | | |
| Group relief payable at 30% | 1,295 | 3,153 | (7,222) |
| Deferred taxation | (4,865) | 1,260 | 8 |
| **Total current tax (credit)/charge** | (3,570) | 4,413 | (7,214) |
| Prior year (over)/under provision of current tax | (32,002) | (2,935) | 467 |
| Prior year over provision of deferred taxation | — | 1,998 | — |
| **Total tax (credit)/charge** | (35,572) | 3,476 | (6,747) |

The standard rate of tax for the year, based on the UK standard rate of corporation tax is 30%. The actual tax credit for the year differs from the standard rate for the reasons set out in the following reconciliation.

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| (Loss)/profit on ordinary activities | (538) | 15,018 | (23,719) |
| Tax on profit on ordinary activities at standard rate (30%) | (161) | 4,505 | (7,116) |
| Disallowable expenditure | (3,381) | 73 | — |
| Irish tax relief | 2,878 | — | — |
| Adjustments relating to previous years — current tax | (32,002) | (3,100) | 505 |
| Adjustments relating to previous years — deferred tax | (2,906) | 1,998 | (136) |
| **Total tax (credit)/charge** | (35,572) | 3,476 | (6,747) |

The prior year over provision of current tax in 2002 (£32,002,000) resulted from a catch up of compensation payments made in respect of certain mutual funds which were omitted from prior periods' tax returns.

### 6.10 *Dividends*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| *Equity shares:* | | | |
| Interim dividends paid | 12,725 | — | — |
| Final dividends proposed | 47,000 | 34,000 | 8,000 |
| | 59,725 | 34,000 | 8,000 |

### 6.11 *Stocks*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Units in managed funds | 11,133 | 3,539 | 677 |

### 6.12 *Debtors*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Trade debtors | 58,141 | 44,022 | 42,220 |
| Amounts owed by other Deutsche Bank companies | 23,893 | 30,364 | 20,948 |
| Group relief receivable | 28,857 | 21,720 | 41,430 |
| Other debtors | 7,820 | 11,889 | 2,155 |
| | 118,711 | 107,995 | 106,753 |

### 6.13 *Current asset investments*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Quoted security | 28 | 28 | 25 |
| Deposits with credit institutions | 23,094 | 35,438 | 29,635 |
| | 23,122 | 35,466 | 29,660 |

The quoted security is included at the year end market value as at the balance sheet date. The original book cost of the investment was £28,061.

### 6.14 *Cash at bank and in hand*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Cash at bank (representing balances held with Deutsche Bank AG) | 125,320 | 110,497 | 56,645 |
| Cash at bank (representing balances not held with Deutsche Bank AG) | 1,091 | 1,574 | 55,587 |
| | 126,411 | 112,071 | 112,232 |

### 6.15 *Deferred taxation*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Balance at 1 January | 1,849 | 6,714 | 3,456 |
| Profit and loss account | 4,865 | (3,258) | (8) |
| **Balance at 31 December** | 6,714 | 3,456 | 3,448 |
| *The above balance comprises:* | | | |
| Deferred tax asset | 6,851 | 3,593 | 5,576 |
| Deferred tax liability | (137) | (137) | (2,128) |

The deferred tax asset arises out of temporary differences in respect of bonus and other provisions that are allowed for tax in the year of payment.

The deferred tax liability arises out of timing differences in respect of amounts advanced to DB Group Services Limited in respect of future pension costs under the group's funded defined benefit schemes. The amounts are amortised over the working lives of the members of the defined benefit pension fund, however tax relief is over 4 years.

### 6.16 *Assets of long term life assurance business*

The assets of the long term life assurance business held to meet liabilities to policyholders based on market values, were:

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Listed investments | 4,328,741 | 4,173,861 | 3,262,195 |
| Unit trusts | 164,506 | 583,452 | 423,070 |
| Cash and deposits | 103,692 | 63,430 | 21,705 |
| Reinsurer's share of technical provision | 94,991 | 181,760 | 277,110 |
| Other assets/(liabilities) | 15,461 | 43,280 | 16,631 |
| | 4,707,391 | 5,045,783 | 4,000,711 |

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Analysis of long-term business technical account** | | | |
| Premium income | 1,092,513 | 1,426,488 | 236,335 |
| Outward reinsurance premiums | (11,432) | (77,545) | (66,074) |
| Investment income, gains and losses | (1,009,221) | 756,197 | 372,974 |
| Claims incurred | (464,442) | (1,849,215) | (1,655,477) |
| Other charges | (15,470) | (13,235) | (14,157) |
| Change in technical provisions | 414,733 | (234,410) | 1,133,841 |
| Balance on long-term business technical account | 6,681 | 8,280 | 7,442 |

### 6.17 *Creditors: Amounts falling due within one year*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Overdraft | 4,455 | 1,734 | — |
| Trade creditors | 27,822 | 22,498 | 29,144 |
| Amounts owed to other Deutsche Bank companies | 16,997 | 24,796 | 54,461 |
| Corporation tax payable | 2,692 | 6,578 | 3,503 |
| Group relief payable | 294 | 502 | — |
| Other creditors | 20,633 | 28,894 | 37,389 |
| Dividends payable | 47,000 | 34,000 | 8,000 |
| | 119,893 | 119,002 | 132,497 |

### 6.18 *Creditors: amounts falling due after more than one year*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Subordinated debt | 229 | — | — |

Deutsche Asset Management Ireland Limited entered into a Loan Subordination Agreement with its parent company, Deutsche International (Ireland) Limited (the "Lender"). Pursuant to the Loan Subordination Agreement, the Lender advanced the Company the sum of £229,000, the "Subordinated Debt". It was agreed between Deutsche Asset Management Ireland Limited and the Lender that the Subordinated Debt would be perpetual and may not be repaid or reduced on the Lender's initiative or without prior agreement of the Central Bank of Ireland. The principal amount may not be repaid if such repayment would mean that the capital of the Company is less than the Central Bank of Ireland's capital adequacy requirements for the Company. The principal amount was repaid in full in January 2003.

### 6.19 *Provision for liabilities and charges*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| As at 1 January | 20,936 | 9,280 | 9,280 |
| Released during the year | (11,656) | — | (2,000) |
| Restructuring provision established during the year | — | — | 8,349 |
| Restructuring provision utilised during the year | — | — | (4,631) |
| As at 31 December | 9,280 | 9,280 | 10,998 |
| Comprising: | | | |
| Provision for potential costs in respect of certain mutual funds | 9,280 | 9,280 | 7,280 |
| Restructuring provision | — | — | 3,718 |
| | 9,280 | 9,280 | 10,998 |

### *Provision for potential costs in respect of certain mutual funds*

During 1996, the Target Companies announced possible irregularities concerning three unit trusts managed by the Target Companies. Following extensive investigation and agreement with IMRO on a methodology for calculating compensation a provision was set up at that time. Taking into account payment of investor compensation, and legal and other advice received at the time, annual reviews of the provision are made.

At the end of 2004 a review was carried out of the original provisions set up, which identified a likely over-provision of £2 million which has been released to the profit and loss account in 2004.

### *Provision for restructuring*

The provision relates to severance and other staff related costs to become payable under fundamental reorganisations of the UK asset management business that took place during 2004. The tax impact of the profit and loss change is a tax credit of £2,448,300.

## 6.20 *Financial instruments*

The Target Companies' financial instruments comprise current asset investments, units in managed funds, cash, deposits with credit institutions and various items such as trade debtors, trade creditors, etc that arise from their operations. The Target Companies have taken advantage of the exemption under FRS 13 "Derivatives and other financial instruments" and excluded short term debtors and creditors from the disclosures, other than the currency risk disclosures of financial instruments.

The main risks arising from the Target Companies' financial instruments are interest rate and currency risk.

### *Interest rate and currency risk profiles*

The interest rate and currency profiles of the Target Companies' financial assets at 31 December were as follows:

| | 31 December 2002 | | | 31 December 2003 | | | 31 December 2004 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Floating rate | No interest | Total | Floating rate | No interest | Total | Floating rate | No interest | Total |
| | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 |
| Sterling | 131,064 | 9,942 | 141,006 | 141,276 | 2,306 | 143,582 | 147,202 | 1,730 | 148,932 |
| US Dollar | 11,867 | — | 11,867 | 5,327 | — | 5,327 | 352 | — | 352 |
| Euro currencies | 1,480 | 3,078 | 4,558 | 1,883 | 2,226 | 4,109 | 694 | — | 694 |
| Other currencies | — | 28 | 28 | 301 | 28 | 329 | 180 | 25 | 205 |
| Total | 144,411 | 13,048 | 157,459 | 148,787 | 4,560 | 153,347 | 148,428 | 1,755 | 150,183 |

The no interest financial assets do not have a maturity date. They principally comprise current asset investments. The floating rate financial assets principally comprise cash and deposit balances which earn interest at rates which fluctuate according to money market rates. The fair values of the financial assets are not materially different to their carrying amounts.

### *Foreign net investment*

The Target Companies (other than Deutsche Asset Management Ireland Limited which reports in Euros) use sterling as their reporting currency. The foreign currency net monetary assets/(liabilities) of balances in other than reporting currency are as follows:

| | Year ended 31 December | | |
|---|---|---|---|
| | 2002 | 2003 | 2004 |
| | £'000 | £'000 | £'000 |
| US Dollar | (757) | 4,683 | (545) |
| Euro | 8,828 | 1,455 | 1,587 |
| Japanese Yen | — | (1,162) | (459) |

## 6.21 *Pension costs*

The total pension costs for the Target Companies were £4,892,026 (2003 — £3,155,870, 2002 — £2,819,111) of which £4,473,882 (2003 — £2,900,064, 2002 — £2,669,646) related to contributions to the UK DB Group's principal funded defined benefit schemes for employees based in the UK, and £385,721 (2003 — £239,196, 2002 — £142,372) was paid into defined contribution schemes for employees based in the UK. £32,424 (2003 — £16,610, 2002 — £7,093) of contributions were made to personal pension schemes.

Formal actuarial valuations of the UK defined benefit schemes are usually carried out tri-annually by a qualified actuary, the last valuation being at 30 September 2004. The regular pension cost is assessed using the projected unit method for both the DB (UK) Senior Group Pension Scheme (**"senior scheme"**) and the DB (UK) Pension Scheme (**"staff scheme"**). The principal actuarial assumptions adopted at the last valuation were that, over the long term, the annual rate of return on funds invested would be 5.25 per cent. pre-retirement, the increase in annual pensionable remuneration would be 4.25 per cent. and the annual increase in pension payments would be 2.7 per cent. The actuarial market value of the assets, present value of liabilities and the deficit of the schemes at the date of the valuation are as follows:

| | Senior Scheme 31 December 2004 | Staff Scheme 31 December 2004 | Total 31 December 2004 |
|---|---|---|---|
| | £m | £m | £m |
| Total actuarial market value of assets | 305 | 985 | 1,290 |
| Present value of scheme liabilities | (296) | (1,015) | (1,311) |
| Deficit in the scheme | 9 | (30) | (21) |

The employer's contribution rate over the average remaining service lives of the members of the schemes takes account of the deficit disclosed by the valuation.

The UK DB Group operates an unfunded post retirement medical benefits scheme for UK pensioners. The scheme is now closed to new members. The liability was valued by a qualified actuary, the last formal review of the scheme was at 30 September 2004 by Mellon — HR & IS. The principal actuarial assumptions used in the valuation were a liability discount rate of 5.5 per cent. per annum and medical inflation of 9 per cent. per annum for the first year and 7 per cent. per annum thereafter. Claims are assumed to increase with age. At the date of valuation the liability was £10m.

Since the Group is unable to identify its share of the scheme assets and liabilities on a consistent and reasonable basis, as permitted by FRS 17 **"Retirement Benefits"** the schemes have been accounted for in these financial statements as if the schemes were defined contribution schemes.

**6.22** ***Reconciliation of operating profit/(loss) to operating cash***

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Reconciliation of operating (loss)/profit to operating cash flow** | | | |
| Operating (loss)/profit | (4,774) | 11,333 | (20,181) |
| Exchange movements | (29) | 14 | 2 |
| Exceptional items — restructuring charges | — | — | (4,631) |
| Decrease in provision for liabilities and charges | (2,047) | — | (2,000) |
| Decrease in debtors | 21,077 | 8,147 | 23,280 |
| (Decrease)/increase in creditors | (14,820) | (3,143) | 6,038 |
| **Net cash inflow from operating activities** | (593) | 16,351 | 2,508 |

**6.23** ***Related party transactions***

The Target Companies have transacted during the three years with various related parties within the Deutsche Bank Group. The most significant transactions are expenses allocated to the Target Companies by Deutsche Bank London Branch and fees from transfer pricing arrangements between Deutsche Asset Management global entities and the Target Companies.

Types and description of transactions:

*Fee allocations*

These are fees receivable or payable whereby either the Target Companies provide investment management or distribution services on behalf of Deutsche Asset Management global entities and charge them a fee for these services. Conversely the Target Companies are charged a fee for services provided by Deutsche Asset Management global entities. The net income or charge from these is included in the turnover figures.

The following companies are defined as related parties due to the trading arrangements for fee allocations with the Target Companies:

Deutsche Bank Aktiengesellschaft, Filiale Amsterdam
Deutsche Bank Aktiengesellschaft, Filiale Singapur
DB Investment Managers Inc
Deutsche Securities Limited, Tokyo Branch
Deutsche Asset Management (Asia) Limited
Deutsche Asset Management Group Limited
Deutsche Asset Management (Hong Kong) Limited
Deutsche Asset Management Inc
Deutsche Asset Management GmbH
Deutsche Asset Management (Japan) Limited
Deutsche Asset Management SIM SpA
Deutsche Australia Limited
Deutsche Bank (Suisse) S.A.
Deutsche Bank (Chile) S.A.
Deutsche Bank Luxembourg S.A.
Deutsche Bank Trust Company Americas
Deutsche Investment Management Americas Inc
Deutsche Trust Bank Limited
Deutsche Vermogensbildungsgesellschaft mit beschrankter Haftung
Deutsche Asset Management International GmbH
DWS Investment S.A.
Scudder Trust Company

***Interest receivable***

This is interest received or receivable in favourable bank balances held with Deutsche Bank.

***Net allocated expenses***

These are overheads which are incurred centrally at Deutsche Bank and are charged out to subsidiary companies.

***Group relief balances***

For corporation tax purposes the Target Companies are part of a larger group of companies, such that taxation amounts receivable or payable are netted off with other companies in the sub-group.

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Related party transactions included in profit and loss account:** | | | |
| ***Income*** | | | |
| Transfer pricing fees receivable (net) from other Deutsche Asset Management global entities | 5,267 | 7,514 | 4,615 |
| Interest receivable from DB London | 4,660 | 4,501 | 2,185 |
| ***Expenses:*** | | | |
| Net allocated expenses from Deutsche Bank AG London Branch | — | (77,028) | (73,145) |
| Net allocated expenses from Deutsche Asset Management Group Limited | (101,300) | (22,282) | (30,294) |
| **Related party transactions included in Balance Sheet:** | | | |
| ***Assets*** | | | |
| Amounts receivable from fee allocation counterparties | 19,411 | 29,936 | 20,948 |
| Amounts receivable from Deutsche Bank London Branch | — | 428 | — |
| Amounts receivable from Deutsche Asset Management Group Ltd | 4,482 | — | — |
| Favourable bank balances held with Deutsche Bank London Branch | 125,320 | 110,497 | 56,645 |
| Group relief receivable | 28,857 | 21,720 | 41,430 |
| ***Liabilities*** | | | |
| Amounts owing to fee allocation counterparties | (17,703) | (7,640) | (30,689) |
| Amounts owing to Deutsche Bank London Branch | (4) | — | (3,106) |
| Amounts owing to Deutsche Asset Management Group Limited | — | (17,925) | (25,393) |
| Subordinated loan from Deutsche International (Ireland) Limited | (229) | — | — |
| Group relief payable | (2,986) | (7,080) | (3,503) |
| ***Shareholder's equity*** | | | |
| Capital contribution from Deutsche International (Ireland) Limited to Deutsche Asset Management (Ireland) Limited | 12,570 | — | — |

### 6.24 *Post balance sheet event*

After the 2004 year end parts of the business of the Target Companies not being acquired by Aberdeen will transfer to other Deutsche Bank entities. The associated turnover and operating profit has been disclosed as discontinued operations within the profit and loss account.

The net assets attributable to these elements of the business as at 31 December 2004 are as follows:

| | Global equities | Private Wealth Management | Absolute Return Strategies | Total |
|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 |
| Trade debtors | 1,022 | 3,040 | 7,100 | 11,162 |
| Amounts due from other Deutsche Bank entities | 3,409 | — | — | 3,409 |
| Cash at bank and in hand | — | (20) | — | (20) |
| Amounts owing to other Deutsche Bank entities | (283) | — | (2,716) | (2,999) |
| Other creditors | — | (2,280) | (2,284) | (4,564) |
| **Net assets** | **4,148** | **740** | **2,100** | **6,988** |

It is expected that the transfers will be for cash consideration at net asset value at the date of transfer.

## PART 7

## FINANCIAL INFORMATION RELATING TO THE PHILADELPHIA FIXED INCOME CONTRACTS

### 1. Accountant's report

**KPMG Audit Plc**
**Transaction Services**
37 Albyn Place
Aberdeen AB10 1JB
United Kingdom

Tel. +44 (0) 1224 591000
Fax. +44 (0) 1224 590909
DX AB121 Aberdeen 1

The Directors
Aberdeen Asset Management PLC
10 Queen's Terrace
Aberdeen
AB10 1YG

12 August 2005

Dear Sirs

**Financial information relating to the Philadelphia Fixed Income Contracts**

We report on the financial information presented in respect of the Philadelphia Fixed Income Contracts set out in paragraphs 3 to 7 of this Part 7. This financial information has been prepared for inclusion in the prospectus (**"the Document"**) and, through incorporation by reference, a Class 1 circular dated 12 August 2005 relating to the acquisition of certain fund management businesses and contracts by Aberdeen Asset Management PLC (**"the Company"**) on the bases of preparation set out in paragraphs 3.1, 4.1, 5.1, 6.1 and 7.1 respectively. This report is required by Paragraph 13.5.21R of the Listing Rules of the UK Listing Authority and is given for the purpose of complying with that paragraph and for no other purpose.

**Responsibilities**

The Directors of the Company are responsible for preparing the financial information in accordance with the bases of preparation set out in paragraph 3.1, 4.1, 5.1, 6.1 and 7.1, as appropriate, and in accordance with UK accounting standards.

It is our responsibility to form an opinion on the financial information and to report our opinion to you.

**Basis of opinion**

We conducted our work in accordance with the Standards of Investment Reporting issued by the Auditing Practices Board in the United Kingdom, except that the scope of our work was limited as explained below.

Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the circumstances of the Philadelphia Fixed Income contracts, consistently applied and adequately disclosed.

We planned our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error. However, the evidence available to us was limited as follows:

- In respect of assets under management, the information was derived from reports generated by the financial accounting systems operated by Deutsche Bank in New York. In common with other fund management businesses, assets under management do not form part of the statutory accounting records and have not been subject to audit.

- In respect of employee costs, the information provided covers only the employees named in the Acquisition Agreement, and does not reflect either turnover of staff at those grades or all the employees directly employed in the management of the Philadelphia Fixed Income Contracts during the periods covered by the financial information. As noted below, the nature of the business means infrastructure and operating assets are employed collectively across the entire business of an entity and therefore we have been unable to obtain information about the costs of other employees in fact directly employed in that capacity during those periods.
- In respect of fixed asset costs, the information provided is in respect only of assets that are both the subject of the transfer and were utilised in relation to the Philadelphia Fixed Income Contracts during the periods covered by the financial information. However, the assets that are the subject of the transfer largely related to the costs of fit out of the new property occupied by the employees associated with the Philadelphia Fixed Income Contracts, which were not incurred until after the period of the financial information. As noted below, the nature of the business means infrastructure and operating assets are employed collectively across the entire business of an entity and therefore we have been unable to obtain information about other fixed assets used in connection with the Philadelphia Fixed Income Contracts during the period covered by the financial information, and the costs of those assets.

Therefore, it has not been possible for us to carry out audit procedures necessary to obtain adequate assurance regarding the assets under management, the employee costs and the fixed asset costs.

Without qualifying or further qualifying our opinions below, we draw attention to the reasons why the financial information presented within paragraphs 3 to 7 of this Part 7 has been prepared on the bases adopted. The Directors of the Company have concluded that information prepared on these bases is the most relevant to Ordinary Shareholders in assessing the impact of the acquisition.

- The acquisition is of a number of asset management contracts and not of a legal entity. It also involves the employment of up to 34 front-office staff, including fund managers responsible for these contracts. These asset management contracts will be extracted from four legal entities owned by the vendor and represent less than 3% of the total revenues and assets of these four legal entities. The vendor will continue to operate the four legal entities following extraction of the asset management contracts which are the subject of this transaction and Aberdeen will not acquire any infrastructure or systems as part of the acquisition.
- There has never been a requirement, whether legal, regulatory or commercial, for separate profit and loss, balance sheet and cash flow information to be prepared in respect of the asset management contracts which are the subject of this transaction.
- Because of the nature of the business, where infrastructure and operating assets are employed collectively across the entire business of an entity, the apportionment of such costs between different revenue streams for historical periods cannot be achieved in an objective manner and any attempt to do so is unlikely to be meaningful and is at risk of being misleading.
- A number of other costs were incurred in the management of the Philadelphia Fixed Income Contracts that are not covered by the financial information presented. Those particular costs will not be incurred going forward since the Company intends to enter into outsourcing arrangements with BNPP SS.

**Opinion on revenues and property lease costs**

In our opinion, the financial information gives, for the purposes of the Document, a true and fair view of the revenues and property lease costs of the Philadelphia Fixed Income Contracts for the periods ended on the dates stated, in accordance with the bases of preparation set out in paragraphs 3.1 and 6.1.

**Opinion: disclaimer on assets under management, employee costs and fixed asset costs**

Because of the possible effect of the limitations in evidence available to us described above, we are unable to form an opinion as to whether the financial information gives, for the purposes of the Document, a true and fair view of the assets under management, employee costs and fixed asset costs for the periods ended on the dates stated.

**Declaration**

For the purposes of Prospectus Rule 5.5.3R (2) (f) we are responsible for this report as part of the Document and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge and belief, in accordance with the facts and contains no omissions likely to affect its import. This declaration is included in the Document in compliance with paragraph 1.2 of Annex 1 of the Prospectus Rules.

Yours faithfully

## 2. Introduction

The acquisition is an acquisition of a number of asset management contracts and not of a legal entity. It also involves the employment of up to 34 front-office staff, including fund managers responsible for these contracts. These asset management contracts will be extracted from four legal entities owned by Deutsche Bank, who will continue to operate the four legal entities following such extraction. Aberdeen will not be acquiring any infrastructure or systems as part of the acquisition. There has never been a requirement, whether legal, regulatory or commercial, for separate profit and loss, balance sheet and cash flow information to be prepared in respect of the asset management contracts. Given the nature of the business, where infrastructure and operating assets are collectively employed across the entire business of an entity, the apportionment of such costs between different revenue streams for historical periods cannot be achieved in an objective manner. A number of other costs were incurred in the management of the Philadelphia Fixed Income Contracts that are not covered by the financial information presented. Those particular costs will not be incurred going forward since the Company intends to enter into outsourcing arrangements with BNPP SS. The financial information presented herein is that deemed by the Company to be most relevant to Ordinary Shareholders in assessing the impact of the acquisition, being information on the revenues and assets under management attributable to the contracts, together with details in respect of the specific employees and fixed assets transferring under the terms of the Acquisition Agreement and property lease costs associated with the space occupied by those specific employees.

The financial information presented in paragraphs 3 to 7 does not represent statutory accounts as defined by Section 240 of the Companies Act.

## 3. Revenues in respect of Philadelphia Fixed Income Contracts

### 3.1 Basis of preparation

Annexes 1 to 4 of Schedule 4 of the Acquisition Agreement list all contracts expected to transfer under the terms of that agreement (together defined as the Philly AFI Client Contracts).

The revenue figures in respect of the Philly AFI Client Contracts have been derived from reports generated by the financial accounting systems operated by Deutsche Bank in New York.

Management fees are recognised on an accruals basis in line with the terms of the various contracts. Income from performance fees is recognised when attainment of the criteria defined in the relevant management contracts is considered certain.

### 3.2 Revenues information

| | Year ended 31 December 2002 | Year ended 31 December 2003 | Year ended 31 December 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Fixed income — Institutional** | | | |
| US Core fixed income | 16,216 | 19,397 | 20,158 |
| Global fixed income | 118 | 130 | 141 |
| US High Yield | 42 | 42 | 179 |
| Total fixed income — institutional | 16,376 | 19,569 | 20,478 |
| **Fixed income — retail** | | | |
| Global balanced | 565 | 798 | 587 |
| US core fixed income | 8,107 | 10,488 | 8,047 |
| US mortgage backed | 45 | 44 | 23 |
| Total fixed income — retail | 8,717 | 11,330 | 8,657 |
| Total revenues | 20,093 | 30,899 | 29,135 |

## 4. Assets under management in respect of Philadelphia Fixed Income Contracts

### 4.1 Basis of preparation

The AUM figures in respect of the Philly AFI Client Contracts are unaudited and have been derived from reports generated by the financial accounting systems operated by Deutsche Bank in New York.

AUM figures represent the aggregate of the bid prices for the investments managed by the Target Businesses under the Philly AFI Client Contracts as at each of 31 December 2002, 2003 and 2004.

### 4.2 Assets under management split by business stream and by product type

| | As at 31 December 2002 | As at 31 December 2003 | As at 31 December 2004 |
|---|---|---|---|
| | £m | £m | £m |
| **Fixed income — Institutional** | | | |
| US Core fixed income | 7,304 | 7,603 | 8,341 |
| Global fixed income | 38 | 37 | 43 |
| US High Yield | 29 | 20 | 128 |
| Total fixed income — institutional | 7,371 | 7,660 | 8,512 |
| **Fixed income — retail** | | | |
| Global balanced | 155 | 169 | 163 |
| US core fixed income | 1,586 | 1,780 | 1,583 |
| US mortgage backed | 30 | 29 | 14 |
| Total fixed income — retail | 1,771 | 1,978 | 1,760 |
| Total assets under management | 9,142 | 9,638 | 10,272 |

## 5 Employees

### 5.1 Basis of preparation

The employee figures relate directly to the 34 named employees defined within the Acquisition Agreement as Philly AFI Employees and listed in Schedule 3 to the Disclosure Letter (as defined in that Acquisition Agreement). The figures are unaudited and are derived from the records maintained by the Human Resources department of the Deutsche Bank of New York.

Since the figures relate to named employees, the costs stated reflect only their period of employment where individuals were not employed throughout the three years ended 31 December 2004. The average employee numbers are weighted to reflect the effect of joiners during the period.

US dollar figures are translated at simple average annual exchange rates.

### 5.2 Employee costs

| | Year ended 31 December 2002 | Year ended 31 December 2003 | Year ended 31 December 2004 |
|---|---|---|---|
| | £000 | £000 | £000 |
| Wages and salaries | 6,767 | 11,595 | 10,436 |
| Other related costs | 678 | 663 | 709 |
| | 7,445 | 12,258 | 11,145 |
| | No. | No. | No. |
| Average number of employees | 24 | 27 | 32 |

Other related costs include pensions, health and life insurance and other benefits, and are estimated on the basis of 30 per cent. of base salaries.

## 6. Property costs

### 6.1 Basis of preparation

The property cost figures relate to the proportion of lease costs associated with the space occupied by the Philly AFI Employees. The figures are unaudited and have been derived from cost allocation summaries internal to Deutsche Bank. The lease costs represent an inter company charge from another Deutsche Bank entity and may or may not represent a level of rent that would be payable to a third party landlord.

US dollar figures are translated at simple average annual exchange rates.

### 6.2 Property lease costs

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Occupancy at 150 South Independence | 163 | 139 | 145 |

## 7. Fixed assets

### 7.1 Basis of preparation

The fixed assets represent those fixed assets summarised in Annex 5 to Schedule 4 of the Acquisition Agreement. The figures presented are unaudited and are derived from fixed asset schedules prepared from the underlying accounting records maintained by Deutsche Bank in New York.

### 7.2 Fixed assets

| | Leasehold improvements | Furniture & fittings | Office equipment | Total |
|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 |
| **Cost** | | | | |
| At 1 January 2002 | — | — | — | — |
| Additions | — | — | — | — |
| Disposals | — | — | — | — |
| At 31 December 2002 | — | — | — | — |
| Additions | — | — | 25 | 25 |
| Disposals | — | — | — | — |
| At 31 December 2003 | — | — | 25 | 25 |
| Additions | — | — | — | — |
| Disposals | — | — | — | — |
| At 31 December 2004 | — | — | 25 | 25 |
| **Accumulated depreciation** | | | | |
| At 1 January 2002 | — | — | — | — |
| Charge for year | — | — | — | — |
| At 31 December 2002 | — | — | — | — |
| Charge for year | — | — | (2) | (2) |
| At 31 December 2003 | — | — | (2) | (2) |
| Charge for year | — | — | (8) | (8) |
| At 31 December 2004 | — | — | (10) | (10) |
| **Net book value** | | | | |
| At 31 December 2002 | — | — | — | — |
| At 31 December 2003 | — | — | 23 | 23 |
| At 31 December 2004 | — | — | 15 | 15 |

# PART 8

## UNAUDITED PROFORMA FINANCIAL INFORMATION RELATING TO THE ABERDEEN GROUP

Set out below is an unaudited pro-forma statement based on the consolidated net assets of the Aberdeen Group as at 31 March 2005. The unaudited pro-forma statement of net assets is prepared for illustrative purposes only to show the effect of the Proposals on the Aberdeen Group as if they had occurred on 31 March 2005.

Because of the nature of pro-forma information, this information addresses a hypothetical situation and does not therefore represent the actual financial position or results of the Aberdeen Group.

The statement of pro-forma net assets set out below is based on the unaudited interim consolidated balance sheet of the Aberdeen Group as at 31 March 2005 incorporated by reference in Part 5 of this document, the audited aggregated net asset statement of the Target Companies set out in Part 6 and the fixed asset figures relating to the Philadelphia Fixed Income Contracts set out in Part 7, after making the adjustments on the basis described in the notes below. The historical financial information of the Aberdeen Group and the Target Companies and the Philadelphia Fixed Income Contracts has been prepared in accordance with UK GAAP and presented in Pounds Sterling.

## Pro forma Balance Sheet

| | Aberdeen Group Consolidated Balance Sheet 31 March 2005 | Adjustments | | | | | Pro forma Consolidated Balance Sheet |
|---|---|---|---|---|---|---|---|
| | | Aggregated Net Assets of the Target Companies 31 Dec 2004 | Net assets of Philadelphia Fixed Income Contracts 31 Dec 2004 | Rights Issue | Acquisition | Consolidation | |
| | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 | |
| | Note 1 | Note 2 | Note 3 | Note 4 | Note 5 | Note 6 | |
| **ASSETS** | | | | | | | |
| **Fixed assets** | | | | | | | |
| Intangible assets | 28,991 | — | — | — | — | — | 28,991 |
| Goodwill | 293,062 | — | — | — | — | 203,921 | 496,983 |
| Tangible assets | 10,095 | — | 15 | — | — | — | 10,110 |
| Investments | 26,038 | — | — | — | 313,211 | (313,211) | 26,038 |
| | 358,186 | | | | | | 562,122 |
| **Current assets** | | | | | | | |
| Stock | 658 | 677 | — | — | — | — | 1,335 |
| Debtors | 65,287 | 110,201 | — | — | — | — | 175,488 |
| Investments | 2,102 | 29,660 | — | — | — | — | 31,762 |
| Cash at bank and in hand | 15,546 | 112,232 | — | 216,036 | (274,275) | — | 69,539 |
| | 83,593 | | | | | | 278,124 |
| **Assets attributable to equity shareholders** | 441,779 | | | | | | 840,246 |
| Assets of long-term life assurance business | 52,888 | 4,000,711 | — | — | — | — | 4,053,599 |
| **Total assets** | **494,667** | | | | | | **4,893,845** |
| **LIABILITIES** | | | | | | | |
| **Capital and reserves** | | | | | | | |
| Called up share capital | 23,620 | — | — | 36,287 | — | — | 59,907 |
| Share premium account | 19,710 | — | — | 179,749 | — | — | 199,459 |
| Other reserves | 203,805 | — | — | — | — | — | 203,805 |
| Profit and loss account | (116,183) | — | — | — | — | — | (116,183) |
| **Equity shareholders funds** | **130,952** | | | | | | **346,988** |
| **Provisions for liabilities and charges** | 35,961 | 10,998 | — | — | — | — | 46,959 |
| **Creditors: due within one year, including convertible debt** | | | | | | | |
| Creditors | 94,218 | 132,497 | — | — | 38,936 | — | 265,651 |
| Convertible debt | — | — | — | — | — | — | — |
| | 94,218 | | | | | | 265,651 |
| **Creditors: due after more than one year, including convertible debt** | | | | | | | |
| Creditors | 56,379 | — | — | — | — | — | 56,379 |
| Convertible debt | 124,269 | — | — | — | — | — | 124,269 |
| | 180,648 | | | | | | 180,648 |
| | 441,779 | | | | | | 840,246 |
| Liabilities of long-term life assurance business | 52,888 | 4,000,711 | — | — | — | — | 4,053,599 |
| **Total liabilities** | **494,667** | | | | | | **4,893,845** |

Notes

(1) The Aberdeen Group consolidated balance sheet has been extracted without material adjustment from the unaudited interim statement of results for the six months to 31 March 2005.

(2) Net assets of the Target Companies have been extracted without material adjustment from the aggregated net asset statement of the Target Companies contained within paragraph 3 of Part 6 of

this document. The debtors figure of £110,201,000 consists of £106,753,000 for debtors and £3,448,000 of deferred tax. Total net assets acquired amount to £109,275,000 as set out in the aggregated net asset statement of the Target Companies.

(3) Net assets of the Philadelphia Fixed Income Contracts have been extracted without material adjustment from note 7.2 contained within Part 7 of this document.

(4) The Rights Issue is based on the issue of 3 New Ordinary Shares for every 2 Existing Ordinary Shares. Assuming 241,915,497 Existing Ordinary Shares are in issue, a total of 362,873,245 New Ordinary Shares of 10p each will be issued at 63p per share reflected in £36,287,000 of share capital and £192,323,000 of share premium (total gross proceeds of £228,610,000). Costs associated with the Rights Issue are estimated to be £12,574,000, payable from the proceeds of the Rights Issue, and are offset against the share premium account.

(5) The acquisition of the Target Businesses is assumed to be for a consideration of £313,211,000, £274,275,000 on completion and £38,936,000 (for the Equities/Multi-Asset Business) payable on 31 March 2006. The total assumed consideration comprises £200,000,000 for the London Fixed Income Business, Philadelphia Fixed Income Contracts and the OEIC Business, £38,936,000 for the Equities/Multi-Asset Business and £74,275,000 for net assets in excess of £35 million. It is, however, anticipated that the net assets at closing will be no greater than £60 million, compared to the net assets of £109,275,000 at 31 December 2004. The assumptions on contingent consideration represent the Company's prudent estimate.

(6) The goodwill adjustment has been arrived at by taking the total consideration of £313,211,000 and deducting the net assets acquired of £109,275,000 as set out in the aggregated net asset statement of the Target Companies and the fixed assets of the Philadelphia Fixed Income Contracts as set out in note 3.

(7) Net gearing for the Aberdeen Group at 31 March 2005 was 128.4 per cent. Based on the adjustments in the proforma balance sheet above, net gearing reduces to 48.5 per cent. Net gearing is calculated as total borrowings net of cash at bank and in hand divided by equity shareholders' funds.

(8) No account has been taken of Aberdeen's trading since 31 March 2005 or the Target Businesses' trading since 31 December 2004.

KPMG Audit Plc
Transaction Services
37 Albyn Place
Aberdeen AB10 1JB
United Kingdom

Tel +44 (0) 1224 591000
Fax +44 (0) 1224 590909
DX AB121 Aberdeen 1

The Directors
Aberdeen Asset Management PLC
10 Queen's Terrace
Aberdeen
AB10 1YG

12 August 2005

Dear Sirs

**Aberdeen Asset Management PLC**

We report on the pro forma net asset statement (the 'pro forma financial information') set out in Part 8 of the Prospectus dated 12 August 2005, which has been prepared on the basis described in notes 1 to 8, for illustrative purposes only, to provide information about how the rights issue and acquisition might have affected the financial information presented on the basis of the accounting policies to be adopted by Aberdeen Asset Management PLC in preparing the financial statements for the period ended 30 September 2005. This report is required by paragraph 13.5.31R of the Listing Rules of the UK Listing Authority and paragraph 20.2 of Annex 1 of the Prospectus Rules and is given for the purpose of complying with those paragraphs and for no other purpose.

*Responsibilities*

It is the responsibility solely of the directors of Aberdeen Asset Management PLC to prepare the pro forma financial information in accordance with paragraph 13.5.31R of the Listing Rules of the UK Listing Authority and paragraph 20.2 of Annex I of the Prospectus Rules.

It is our responsibility to form an opinion, as required by paragraph 7 of Annex II of the Prospectus Rules, as to the proper compilation of the pro forma financial information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

*Basis of opinion*

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board of the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of Aberdeen Asset Management PLC.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro forma financial information has been properly compiled on the basis stated.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

*Opinion*

In our opinion:

- the pro forma financial information has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of Aberdeen Asset Management PLC.

*Declaration*

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Document and declare that we have taken all reasonable care to ensure that the information contained in this report is to the best of our knowledge and belief, in accordance with the facts and contains no omissions likely to affect its import. This declaration is included in the Document in compliance with paragraph 1.2 of Annex 1 of the Prospectus Rules.

Yours faithfully

*KPMG Audit Plc*

# PART 9

# TAXATION

## United Kingdom

**The following statements are intended as a general guide only to the position under current UK taxation legislation and H.M. Revenue & Customs practice as at the date of this document. They apply only to Qualifying Shareholders who are resident, or in the case of individuals, ordinarily resident for UK tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of non-UK residents), who hold their Ordinary Shares as an investment and who are the absolute beneficial owners of them. They do not apply to certain types of Shareholders, such as insurance companies, collective investment schemes, dealers in securities and Shareholders who have (or are deemed to have) acquired their Ordinary Shares by reason of or in connection with an office or employment. They relate only to certain limited aspects of the taxation treatment of Qualifying Shareholders.**

**Special tax provisions may apply to Qualifying Shareholders who have acquired or who acquire their Ordinary Shares under the Aberdeen Share Option Schemes.**

**Any person who is any doubt about his/her own tax position, or who is resident in or subject to tax in a jurisdiction other than the UK, should consult an appropriate independent professional adviser without delay.**

*Rights Issue*

For the purposes of UK taxation of chargeable gains a Qualifying Shareholder who accepts the Rights Issue and takes up all or part of his rights to New Ordinary Shares, and thereby acquires New Ordinary Shares, should not be regarded as making a part disposal of his existing holding of Ordinary Shares whether under Section 22 or 122 of the Taxation of Chargeable Gains Act or otherwise. The cost of any New Ordinary Shares subscribed for by a Shareholder pursuant to the Rights Issue should generally be added to the base cost of the Shareholder's Existing Ordinary Shares. This means that the Shareholder's Existing Ordinary Shares and the New Ordinary Shares should be treated as the same asset for the purposes of UK taxation of chargeable gains.

*Taxation of income*

*New Ordinary Shares Dividends*

Aberdeen will not be required to withhold UK tax at source when paying a dividend on the New Ordinary Shares.

An individual Shareholder who is resident in the United Kingdom (for tax purposes) and who receives a dividend from Aberdeen will be entitled to a tax credit which such Shareholder may set off against his total income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the **"gross dividend"**), which is also equal to one-ninth of the cash dividend received. A United Kingdom resident individual Shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such Shareholder's liability to income tax on the dividend. A United Kingdom resident individual Shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit. In the case of a United Kingdom resident individual Shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend when treated as the top slice of his income falls above the threshold for higher rate income tax.

United Kingdom resident Shareholders who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by Aberdeen.

Non-United Kingdom resident Shareholders will not generally be able to claim repayment from H.M. Revenue and Customs of any part of the tax credit attaching to dividends paid by Aberdeen. A

Shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. A Shareholder who is not resident in the United Kingdom (for tax purposes) should consult his own tax adviser concerning his tax liabilities on dividends received from Aberdeen.

*Taxation of capital gains*

(i) *UK resident Shareholders*

A disposal of New Ordinary Shares by a Shareholder may, depending on the Shareholder's circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

Taper relief may be available to an individual Shareholder, which may operate to reduce the percentage of any gain which becomes chargeable on the disposal of the New Ordinary Shares provided that such Shareholder has retained those New Ordinary Shares for the relevant period. Where the issue of New Ordinary Shares has been treated as a reorganisation, the deemed period of ownership (since 6 April 1998) of the holding of the Shareholder's New Ordinary Shares, determined by reference to the holding period of the Shareholder's Existing Ordinary Shares, is taken into account when assessing the availability of taper relief.

In the case of a Shareholder within the charge to UK corporation tax, the subscription price for the New Ordinary Shares will qualify for indexation allowance from the date on which the relevant Shareholder paid or became liable to pay for such New Ordinary Shares (and not, where the issue of those shares has been treated as a reorganisation, at the time the New Ordinary Shares were deemed to be acquired).

(ii) *Non-UK resident Shareholders*

A Shareholder who is neither resident nor, in the case of an individual, ordinarily resident in the UK will not be liable for UK tax on chargeable gains realised on the disposal of his/her/its New Ordinary Shares unless such Shareholder carries on:

(A) (in the case of Shareholders other than companies (including persons deemed to be companies) a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the New Ordinary Shares for the purposes of such trade, profession or vocation or such branch or agency; or

(B) (in the case of Shareholders which are companies (including persons deemed to be companies), body corporates or unincorporated associations) a trade or vocation in the UK through a permanent establishment and has used, held or acquired the New Ordinary Shares in or for the purposes of the trade or vocation or has used, held or acquired the New Ordinary Shares for the purposes of such permanent establishment.

However, a Shareholder who is an individual and who is only temporarily resident outside the UK for UK tax purposes at the date of a disposal of the New Ordinary Shares may be liable to UK tax on chargeable gains on becoming resident or ordinarily resident in the UK again, in respect of disposals made while he was temporarily resident outside the UK, subject to any available exemption or relief.

Shareholders who are neither resident nor, in the case of an individual, ordinarily resident in the UK may be subject to foreign taxation on any gain under local law.

*UK Stamp Duty and Stamp Duty Reserve Tax ("SDRT")*

No liability to stamp duty or SDRT will generally arise on the allotment and issue of New Ordinary Shares by the Company pursuant to the Rights Issue. Any subsequent dealings in New Ordinary Shares will normally be subject to stamp duty or SDRT. The transfer on sale of New Ordinary Shares will usually be liable to *ad valorem* stamp duty, at the rate of 0.5 per cent. (rounded up, if necessary, to the next multiple of £5) of the amount or value of the consideration paid. Stamp duty will normally be paid by the purchaser or transferee of the New Ordinary Shares. An unconditional agreement to transfer New Ordinary Shares will normally give rise to a charge to SDRT, at the rate of 0.5 per cent. of the amount or value of the consideration payable for such shares, but such liability will be cancelled, or any SDRT paid refunded, if the agreement is completed by a duly stamped instrument of transfer within six years of the date of the agreement or, if the agreement was conditional, the date on which the agreement became unconditional. SDRT will normally be the liability of the purchaser or transferee of the New Ordinary Shares.

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of shares into the system, unless the transfer into CREST is itself for consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5 per cent. of the amount or value of consideration given. Transfers of shares within CREST are generally liable to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable rather than stamp duty, and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected and accounted for to H.M. Revenue & Customs by CRESTCo.

The above statements are intended to be a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it. Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer shares to charities will not give rise to stamp duty or SDRT.

# PART 10

## ADDITIONAL INFORMATION

### 1. Introduction

1.1 The Company was incorporated and registered in Scotland under the Companies Act 1948 to 1981 on 2 March 1983 with registered number 82015 as a private company limited by shares with the name Arsino Limited. The Company changed its name to Aberdeen Fund Managers Limited on 13 April 1983, to Abtrust Holdings Limited on 23 December 1987 and to Aberdeen Trust Holdings Limited on 13 June 1988. On 12 September 1989, the Company re-registered as a public company limited by shares, on 22 March 1991 it changed its name to Aberdeen Trust PLC and on 1 May 1997 changed its name to Aberdeen Asset Management PLC. Aberdeen Asset Management PLC is the legal and commercial name of the Company.

1.2 The Company's head offices and principal places of business are at 10 Queen's Terrace, Aberdeen AB10 1YG and One Bow Churchyard, Cheapside, London EC4M 9HH. The Company's telephone number is 01224 631999.

1.3 The principal legislation under which the Company operates and the Existing Ordinary Shares have been and the New Ordinary Shares will be created is the Companies Act.

1.4 The Company's registered office is at 10 Queen's Terrace, Aberdeen AB10 1YG.

### 2. Share Capital

2.1 The authorised and issued and fully paid up share capital of the Company as at 31 March 2005 is set out in the table below:

| | Authorised No. of Shares[2] | Nominal Value | Issued and fully paid No. of Shares[3] | Nominal Value |
|---|---|---|---|---|
| | | (£) | | (£) |
| Ordinary Shares of 10p ........ | 335,000,000 | 33,500,000 | 236,198,997 | 23,619,899 |
| Preference Shares of £100[1] .... | 125,000 | 12,500,000 | — | — |
| Redeemable Preference Shares of £1 ...................... | 39,000,000 | 39,000,000 | — | — |
| Performance Shares 1997 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 1998 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 1999 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 2000 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 2001 of 50p | 500,000 | 250,000 | — | — |
| Deferred Shares of 10p ........ | 12,500,000 | 1,250,000 | — | — |
| Total ...................... | 389,125,000 | 87,500,000 | 236,198,997 | 23,619,899 |

Notes:

(1) 80,000 Preference Shares of £100 were issued on 30 June 2005 as detailed in this Part 10, paragraph 2.3(vi) of this document.

(2) The authorised share capital of the Company also includes 125,000 non-cumulative, non-voting perpetual preference shares of US$100 each and 125,000 non-cumulative, non-voting perpetual preference shares of €100 each which, if remaining unissued, will be cancelled on 30 September 2005. Any unissued Preference Shares will also be cancelled on 30 September 2005.

(3) As at 9 August 2005, there were 241,915,497 Existing Ordinary Shares in issue.

The authorised and issued and fully paid up share capital of the Company as it will be immediately following the Rights Issue (assuming Qualifying Shareholders take up their full rights under the Rights Issue, that no share options are exercised under the Aberdeen Share Option Schemes and that no Bonds are converted into Ordinary Shares) is as follows:

| | Authorised No. of Shares[1] | Nominal Value | Issued and fully paid No. of Shares[2] | Nominal Value |
|---|---|---|---|---|
| | (£) | | (£) | |
| Ordinary Shares of 10p | 1,000,000,000 | 100,000,000 | 604,788,742 | 60,478,874 |
| Preference Shares of £100 | 125,000 | 12,500,000 | 80,000 | 8,000,000 |
| Redeemable Preference Shares of £1 | 39,000,000 | 39,000,000 | — | — |
| Performance Shares 1997 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 1998 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 1999 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 2000 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 2001 of 50p | 500,000 | 250,000 | — | — |
| Deferred Shares of 10p | 12,500,000 | 1,250,000 | — | — |
| Total | 1,054,125,000 | 154,000,000 | 604,868,742 | 68,478,874 |

Notes:

(1) The authorised share capital of the Company also includes 125,000 non-cumulative, non-voting perpetual preference shares of US$100 each and 125,000 non-cumulative, non-voting perpetual preference shares of €100 each which, if remaining unissued, will be cancelled on 30 September 2005. Any unissued Preference Shares will also be cancelled on 30 September 2005.

(2) Including 362,873,245 New Ordinary Shares, being the issue of 3 New Ordinary Shares for every 2 Existing Ordinary Shares as at the date of this document when there were 241,915,497 Existing Ordinary Shares in issue.

The shareholdings of existing Shareholders who choose not to take up their rights under the Rights Issue will be diluted by approximately 60.0 per cent.

2.2 On 21 December 2000, the authorised share capital of the Company was increased from £25,000,000 to £64,000,000 by the creation of 39,000,000 Redeemable Preference Shares. On 18 January 2002, the authorised share capital of the Company was increased from £64,000,000 to £75,000,000 by the creation of 110,000,000 Aberdeen Ordinary Shares. On 24 March 2005 the authorised share capital of the Company was increased from £75,000,000 to £87,500,000, US$12,500,000 and €12,500,000 by the creation of 125,000 non-cumulative, non-voting perpetual preference shares of £100 each, 125,000 non-cumulative, non-voting perpetual preference shares of US$100 each and 125,000 non-cumulative, non-voting perpetual preference shares of €100 each.

2.3 During the three years preceding the date of this document there have been the following changes in the issued share capital of the Company:

(i) Share options pursuant to the Aberdeen Share Option Schemes have been exercised resulting in an aggregate of 845,957 Ordinary Shares being issued at the following exercise prices:

| Number of Ordinary Shares | Year | Exercise Price |
|---|---|---|
| | | (pence) |
| 41,500 | 2004 | 59p |
| 320,000 | 2004 | 91p |
| 405,457 | 2004 | 60.25p |
| 42,500 | 2004 | 59p |
| 12,500 | 2005 | 101p |
| 24,000 | 2005 | 59p |

(ii) Conversion rights have been exercised at the following conversion prices resulting in the issue of an aggregate of 1,373,076 Ordinary Shares:

| Number of Ordinary Shares | Year | Conversion Price |
|---|---|---|
| | | (pence) |
| 576[1] | 2002 | 520 |
| 1,372,500[2] | 2003 | 50 |

Notes:

(1) Following conversion of the 2007 Bonds

(2) Following conversion of Performance Shares

(iii) The following Ordinary Shares have been issued as consideration in connection with the acquisition of the undernoted companies:

| Number of Shares | Price | Year | Acquisition |
|---|---|---|---|
| | (£) | | |
| 379,897 Ordinary Shares | 207.5p | 2002 | 10 per cent. of Globe Financial Investment |
| 58,473,794 Ordinary Shares | 86.26p | 2003 | 100 per cent. of Edinburgh Fund Managers Group plc |

(iv) 10,342,746 Redeemable Preference Shares were redeemed on 31 October 2003 and there are no Redeemable Preference Shares remaining in issue.

(v) 5,680,000 Ordinary Shares were issued to the trustee of the LTIP on 13 May 2005 pursuant to the LTIP.

(vi) 80,000 Convertible Preference Share Units (each comprising one Preference Share and one Warrant) were issued on 30 June 2005 in connection with the placing and open offer of the Company and Aberdeen Warrants (Jersey) Limited dated 3 June 2005.

2.4 If the Resolution to be proposed at the Extraordinary General Meeting is passed:

(i) the authorised share capital of the Company will be increased from £87,500,000 to £154,000,000 by the creation of 665,000,000 ordinary shares of 10p each; and

(ii) Directors will be generally and unconditionally authorised, in accordance with section 80 of the Companies Act, to allot relevant securities (as defined in section 80(2) of the Companies Act) of the Company up to a maximum aggregate nominal amount of £486,000,000 in connection with the Rights Issue representing 67 per cent. of the issued ordinary share capital of the Company as enlarged by the issue of the New Ordinary Shares pursuant to the Rights Issue provided that:

(a) the authority shall expire (unless renewed, varied or revoked by the Company in general meeting) at the conclusion of the next annual general meeting of the Company to be held in 2006; and

(b) the Company shall be entitled to make, prior to the expiry of such authority, any offer or agreement which would or might require relevant securities to be allotted after the expiry of such authority and the Directors may allot securities in pursuance of such offer or agreement as if such authority had not expired.

Other than the issue of New Ordinary Shares pursuant to the Rights Issue, the Directors have no present intention of issuing any of the authorised but unissued share capital of the Company; and

## 3. Directors' and other interests

3.1 The Directors of the Company, each of whose business address is 10 Queen's Terrace, Aberdeen AB10 1YG and their functions in relation to the Group are as follows:

| Name | Function(s) within the Group |
|---|---|
| Charles Leonard Anthony Irby FCA | Chairman |
| Martin James Gilbert MA LLB LLD CA | Chief Executive |
| Andrew Arthur Laing MA LLB | Executive Director |
| William John Rattray MA CA | Finance Director |
| Donald Henry Waters OBE CA | Senior Independent Non-Executive Director |
| Roger Courtenay Cornick | Independent Non-Executive Director |
| Anita Margaret Frew BA Hons MPhil | Independent Non-Executive Director |
| Rt. Hon. Sir Malcolm Rifkind QC MP | Independent Non-Executive Director |
| Christopher Giles Herron Weaver FCA | Independent Non-Executive Director |

3.2 The interests of the Directors, all of which are beneficial, in the share capital of the Company which:

(a) have been notified by each Director to the Company pursuant to section 324 or 328 of the Companies Act and entered in the register maintained under section 325 of the Companies Act; and

(b) are required pursuant to section 325 of the Companies Act to be entered in the register referred to therein; or

(c) are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (a) and (b) above, and the existence of which is known to or could with reasonable diligence be ascertained by that Director as at 9 August 2005 (being the latest practicable date prior to the publication of this document) and as they will be immediately following the Rights Issue, based on the assumptions set out below, are as follows:

| | Present[2] | | | |
|---|---|---|---|---|
| | Number of Ordinary Shares | Percentage of issued Ordinary Share Capital | Number of Preference Shares | Percentage of issued Preference Share Capital |
| M J Gilbert[4] | 4,067,998 | 1.68 | 100 | 0.13 |
| W J Rattray[1][4] | 973,772 | 0.40 | 50 | 0.06 |
| A A Laing[4] | 200,176 | 0.08 | 13 | 0.02 |
| C L A Irby[1] | 45,000 | 0.02 | — | — |
| A M Frew | 15,000 | 0.006 | — | — |
| D H Waters | 10,000 | 0.004 | — | — |
| C G H Weaver[1] | 10,000 | 0.004 | 2 | 0.002 |
| R C Cornick | 4,400 | 0.002 | — | — |
| Rt Hon Sir Malcolm Rifkind | 1,000 | 0.0004 | — | — |

| | Following the Rights Issue[2][3][5] | | | |
|---|---|---|---|---|
| | Number of Ordinary Shares | Percentage of issued Ordinary Share Capital | Number of Preference Shares | Percentage of issued Preference Share Capital |
| M J Gilbert[4] | 7,067,998 | 1.17 | 100 | 0.13 |
| W J Rattray[1][4] | 1,700,000 | 0.28 | 50 | 0.06 |
| A A Laing[4] | 500,440 | 0.08 | 13 | 0.02 |
| C L A Irby[1] | 112,500 | 0.02 | — | — |
| A M Frew | 37,500 | 0.006 | — | — |
| D H Waters | 25,000 | 0.004 | — | — |
| C G H Weaver[1] | 25,000 | 0.004 | 2 | 0.002 |
| R C Cornick | 11,000 | 0.002 | — | — |
| Rt Hon Sir Malcolm Rifkind | 1,000 | 0.0002 | — | — |

Notes:

(1) Messrs Rattray, Irby and Weaver hold 100, 31 and 6 respectively of the 2007 Bonds totalling in aggregate a principal amount of £68,500.

(2) Based on the assumption that no share options are exercised under the Aberdeen Share Option Schemes and no Bonds are converted into Ordinary Shares.

(3) Based on indications received from the Directors of their intention to take up their entitlements under the Rights Issue.

(4) Includes Ordinary Shares issued to Directors under the LTIP, all of which have forfeiture conditions attached until fully vested under the LTIP details of which are set out in subparagraph 3.4 below.

(5) Including 362,873,245 New Ordinary Shares, being the issue of 3 New Ordinary Shares for every 2 Existing Ordinary Shares as at the date of this document when there were 241,915,497 Existing Ordinary Shares in issue.

3.3 As at 9 August 2005 (the latest practicable date prior to the publication of this document), the following options over Ordinary Shares have been granted to Directors of the Company under the Company's 1994 Executive Share Option Scheme and are outstanding:

| Director | Date of Grant | No. of Options | Exercise Price | Exercise Period |
|---|---|---|---|---|
| M J Gilbert | 9.7.98 | 50,000 | 121p | Jul 2003 to Jul 2008 |
| | 20.1.99 | 175,000 | 101p | Jan 2004 to Jan 2009 |
| | 8.12.99 | 240,000 | 261p | Dec 2004 to Dec 2009 |
| | 26.6.00 | 400,000 | 531p | Jun 2003 to Jun 2010 |
| | 5.6.01 | 200,000 | 585p | Jun 2004 to Jun 2011 |
| | 23.1.04 | 413,000 | 84p | Jan 2007 to Jan 2014 |
| A A Laing | 9.7.98 | 10,000 | 121p | Jul 2003 to Jul 2008 |
| | 20.1.99 | 150,000 | 101p | Jan 2004 to Jan 2009 |
| | 8.12.99 | 200,000 | 261p | Dec 2004 to Dec 2009 |
| | 11.6.03 | 89,000 | 59p | Jun 2006 to Jun 2013 |
| | 23.1.04 | 89,000 | 84p | Jan 2007 to Jan 2014 |
| W J Rattray | 9.7.98 | 10,000 | 121p | Jul 2003 to Jul 2008 |
| | 20.1.99 | 75,000 | 101p | Jan 2004 to Jan 2009 |
| | 8.12.99 | 100,000 | 261p | Dec 2004 to Dec 2009 |
| | 26.6.00 | 75,000 | 531p | Jun 2003 to Jun 2010 |
| | 5.6.01 | 120,000 | 585p | Jun 2004 to Jun 2011 |
| | 23.1.04 | 144,000 | 84p | Jan 2007 to Jan 2014 |

3.4 As at 9 August 2005 (the latest practicable date prior to the publication of this document), the following Awards over Ordinary Shares have been made to Directors of the Company under the LTIP, the full vesting of which is conditional upon the satisfaction of certain performance conditions stipulated in the LTIP rules:

| Director | Date of Grant | No. of Shares over which awards made |
|---|---|---|
| Martin James Gilbert | 6.05.05 | 140,000 |
| Andrew Arthur Laing | 6.05.05 | 110,000 |
| William John Rattray | 6.05.05 | 110,000 |

3.5 No Director of the Company has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Company which was effected by the Company during the current or immediately preceding financial year or was effected during an earlier financial year and remains in any respect outstanding or unperformed.

3.6 As at 9 August 2005 (being the latest practicable date prior to the publication of this document) and immediately following implementation of the Rights Issue, in so far as is known to the Company, the following persons (excluding Directors of the Company) were interested directly or indirectly in 3 per cent. or more of the issued share capital of the Company (calculated exclusive of treasury shares) and based on the assumptions set out below:

| | Present[1] | | Following the Rights Issue[2][3] | |
|---|---|---|---|---|
| | Number of Ordinary Shares | Percentage of issued Ordinary Share Capital | Number of Ordinary Shares | Percentage of issued Ordinary Share Capital |
| Schroder Investment Management Limited | 23,265,423 | 9.62 | 58,163,557 | 9.62 |
| UBS Global Asset Management | 21,451,322 | 8.87 | 53,628,305 | 8.87 |
| Lansdowne Partners | 19,614,682 | 8.11 | 49,036,705 | 8.11 |
| Jupiter Asset Management | 13,562,643 | 5.61 | 33,906,607 | 5.61 |
| Liontrust Asset Management | 12,068,333 | 4.99 | 30,170,832 | 4.99 |
| Goldman Sachs International | 9,369,536 | 3.87 | 23,423,840 | 3.87 |
| Fidelity Investments | 9,293,160 | 3.84 | 23,232,900 | 3.84 |
| Legal & General Investment Management Limited | 8,786,990 | 3.63 | 21,967,475 | 3.63 |
| Barclays Global Investors | 8,546,726 | 3.53 | 21,366,815 | 3.53 |
| SKAGEN Fondene | 8,101,000 | 3.35 | 20,252,500 | 3.35 |

Notes:

(1) Based on the assumption that no share options are exercised under the Aberdeen Share Option Schemes and no Bonds are converted into Ordinary Shares.

(2) Based on the assumption that these Shareholders take up their full entitlement under the Rights Issue.

(3) Including 362,873,245 New Ordinary Shares, being the issue of 3 New Ordinary Shares for every 2 Existing Ordinary Shares as at the date of this document when there were 241,915,497 Existing Ordinary Shares in issue.

3.7 JPMorgan, which has underwritten the Rights Issue on behalf of JPMorgan Cazenove, holds 3,823,205 Ordinary Shares, 31,416 Convertible Preference Share Units, £2,646,500 in principal amount of the 2007 Bonds and £9,260,000 in principal amount of 2010 Bonds.

3.8 The Company is not aware of any person who can, will or could, directly or indirectly, jointly or severally, exercise control over the Company or any arrangement, the operation of which may at a subsequent date result in a change of control of the Company. None of the Shareholders detailed at paragraph 3.6 above, have different voting rights than the Ordinary Shareholders.

3.9 Save as disclosed in this paragraph 3 and paragraph 8 below, no share or loan capital of the Company or any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option.

3.10 The Company has not entered into any related party transactions.

3.11 There are no outstanding loans granted by any member of the Group to any of the Directors of the Company nor is any guarantee provided by any member of the Group for the benefit of any of the Directors of the Company.

3.12 Details of those companies and partnerships of which the Directors have been directors or partners (excluding subsidiaries of such companies) at any time over the past five years preceding the date hereof are as follows:

**Charles Leonard Anthony Irby**

*Current Directorships*

North Atlantic Smaller Companies Investment Trust PLC, QBE Insurance Group Limited, Great Portland Estates PLC

*Previous Directorships*

EC Harris LLP

**Roger Courtenay Cornick**

*Current Directorships*

River & Rowing Museum (Trading) Limited, River and Rowing Museum Foundation

*Previous Directorships*

Invesco Pensions Limited, Invesco Fund Managers Limited, Invesco Asset Management Limited, Perpetual PLC, Invesco Administration Services Limited, The Independent Platform Limited, Openforum Financial Services Limited

**Anita Margaret Frew**

*Current Directorships*

Victrex PLC, Securities Trust of Scotland Public Limited Company, Northumbrian Water Limited.

*Previous Directorships*

Abbott Mead Vickers Group Limited, The Gate Theatre Company Limited, Ergo-Id Limited, Frew MacMaster Limited, Donmar Warehouse Projects Limited, Archant Regional Limited, NXT PLC, Archant Limited

**Rt. Hon. Sir Malcolm Rifkind**

*Current Directorships*

Abraxa Limited, Alliance Medical Holdings Limited, Armorgroup International plc

*Previous Directorships*

Authorizor Inc., St Andrew Trust Public Limited Company, Ramco Energy PLC, F & C Emerging Markets Investment Trust PLC, British Assets Trust PLC

**Donald Henry Waters**

*Current Directorships*

James Johnstone & Company of Elgin Limited

*Previous Directorships*

SMG Plc, Dawn Chorus (Holdings)

**Christopher Giles Herron Weaver**

*Current Directorships*

Charter Pan-European Trust PLC, Helical Bar PLC, Isotron PLC, Investec High Income Trust PLC, Investec High Income Securities PLC, James Finlay Limited, Anglo & Overseas Trust PLC, Isis Property Trust 2, Gartmore SICAV, Charter European Trust plc (in liquidation)

*Previous Directorships*

Charter Cash Fund Limited, Gartmore Capital Strategy Fund Limited, Euractions Management Limited, James Finlay Employees' Trustees Limited, Leander Consulting Limited, Mid-small Ark Plc, Murray Emerging Growth and Income Trust PLC, Historic Houses Association

**Martin James Gilbert**

*Current Directorships*

Aberdeen Asian Smaller Companies Investment Trust PLC, Aberdeen Asia-Pacific Income Fund Inc., Aberdeen Development Capital PLC, Aberdeen Global Income Fund, Inc., Aberdeen Emerging Asia Investment Trust Limited (in liquidation), Aberdeen Emerging Economies Investment Trust PLC (in liquidation), Aberdeen Football Club PLC, Aberdeen Global, Aberdeen Growth Opportunities VCT PLC, Aberdeen Growth Opportunities VCT 2 PLC, Aberdeen Growth VCT 1 PLC, ADC Zeros 2005 PLC, Balgranach Properties Limited, Bogey One Limited, Chaucer Holdings PLC, Firstgroup PLC, Fund Distribution Limited, Jersey Phoenix Trust Limited, Maryculter House Hotel Limited, Mountwest 480 Limited, New Asia (Isle of Man) Limited, Pointon York Nominees Limited, Primary Health Properties PLC, Templar Hotels Limited, The Enhanced Zero Trust Plc, Thefirstcall Limited, The London Market Fund PLC, The Turkey Trust Plc (in liquidation)

*Previous Directorships*

Aberdeen Convertible Income Trust PLC, Aberdeen Growth VCT II Limited (dissolved), Aberdeen International Fund PLC, Aberdeen Investment Services SA, Aberdeen Latin American Investment Trust PLC, Aberdeen New Thai Investment Trust PLC, Aberdeen Umbrella Cash Fund PLC, Broadgate Investment Trust PLC, Criterion Properties PLC, Easyfollow Limited, Grampian Country Food Group Limited, Grampian Enterprise Limited, Healthcare Reform Investment Trust PLC, Hillcrest Mews No 2 Limited, Lombard International Assurance SA, New City High Yield Trust plc, Phoenix-Aberdeen International Advisers LLC, Scottish Enterprise Grampian Limited, Scottish Medicine Limited, The Taverners Trust PLC

**William John Rattray**

*Current Directorships*

Aberdeen Warrants (Jersey) Limited

*Previous Directorships*

None

**Andrew Arthur Laing**

*Current Directorships*

Aberdeen Warrants (Jersey) Limited

*Previous Directorships*

Aberdeen Development Capital PLC, Aberdeen New Thai Investment Trust Plc, Atlantic Telecom Group PLC, Hayig Limited, Media Zeros Plc, The Media and Income Trust Plc

3.13 As at the date of this document, none of the Directors have any convictions in relation to fraudulent offences. No Director has been the subject of any official public incriminations and/or had sanctions imposed upon him by any statutory or regulatory authorities (including designated professional bodies). No Director has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or partnership or from acting in the management or conduct of the affairs of any company or partnership in the previous five year period. There have been no bankruptcies, receiverships or liquidations of companies or partnerships in respect of which any Director was a member of the administrative, management or supervisory body or was a senior manager and with which he was associated over at least the previous five years.

3.14 There are no potential conflicts of interests between any of the Directors' duties to the Company and their private interests and or other duties.

3.15 The remuneration paid and benefits in kind granted to the Directors of the Company by the Company's group during the financial year ended 30 September 2004 is as follows:

| | £ |
|---|---|
| M J Gilbert | £461,000 |
| W J Rattray | £208,000 |
| A A Laing | £268,000 |
| C L A Irby | £75,000 |
| A M Frew | — |
| C G H Weaver | £31,000 |
| R C Cornick | £21,000 |
| Rt Hon Sir Malcolm Rifkind | £34,000 |
| D H Waters | £37,000 |

3.16 The total amount set aside or accrued by the Aberdeen Group to provide pension, retirement or similar benefits to the Directors is £115,000.

3.17 Each of the executive directors of the Company has a service contract with the Company the principal features of which are set out below:

| | Date | Notice period to be given by the Director | Notice Period to be given by the Company | Annual Salary |
|---|---|---|---|---|
| M J Gilbert | 30/8/1996 | 6 months | 1 year | £400,000 |
| A A Laing | 30/8/1996 | 6 months | 1 year | £250,000 |
| W J Rattray | 30/8/1996 | 6 months | 1 year | £180,000 |

The principal terms of the service contracts are that the executive directors have an annual salary review on 30 September in each year; are entitled to a discretionary annual bonus, participation in the pension scheme, life assurance scheme, permanent health insurance and private medical insurance, 30 days annual leave, payment for up to 180 days sick leave in any 12 calendar months; and are subject to 12 month post termination restrictive covenants against competing with the Aberdeen Group and solicitation of staff.

3.18 Each of the non-executive Directors is engaged under a letter of appointment and does not have a service contract with the Company.

## 4. Audit and Remuneration Committee

4.1 *Audit Committee*

4.1.1 *Members*

The Audit Committee is chaired by Donald Waters and its members are Anita Frew and Giles Weaver.

4.1.2 *Terms of Reference of the Audit Committee*

*Membership*

The Committee shall be appointed by the Board and shall consist of not less than three members, all of whom should be independent non-executive directors. At least one member of the Committee shall have recent relevant financial knowledge. The Board will also appoint the Committee Chairman and in the absence of the Chairman the remaining members present shall elect one of their number to chair the meeting. The quorum shall be two members.

*Attendance at meetings*

Only members of the Committee shall have an automatic right of attendance at Committee meetings. The Board Chairman, other non-executive directors, the Chief Executive Officer, the Finance Director, the Head of Internal Audit and a representative of the external auditors shall attend the Committee meetings at the invitation of the Committee. The Chairman of the meeting, at his discretion, may also call upon any other person to attend as and when appropriate. The Company Secretary shall act as Secretary to the Committee.

*Frequency of meetings*

Meetings shall be held not less than three times a year and as otherwise required to enable the Committee to fulfil its obligations to the Company.

*Authority*

The Committee is authorised to:

(a) seek any information it reasonably requires from any employee of the Group in order to perform its duties;

(b) obtain, at the Company's expense outside legal or other professional advice on any matters within its terms of reference; and

(c) call any employee to be questioned at a meeting of the Committee as and when required.

*Duties*

(a) Financial Reporting:

(i) to monitor the integrity of the annual, interim and preliminary financial statements of the Company reviewing significant financial reporting issues and judgements which they contain; and

(ii) to review and challenge where necessary:

(aa) the consistency of, and any changes to, accounting policies

(bb) whether the company has followed appropriate accounting standards and made appropriate estimates and judgements, taking into account the view of the external auditor

(cc) the clarity of disclosure in the Company's financial reports.

(b) Internal Controls and Risk Management

The Committee shall:

(i) receive and consider the reports of the Risk Management Committee;

(ii) keep under review the effectiveness of the company's internal controls and risk management systems and to approve the relevant statements to be included in the Annual Report; and

(iii) keep under review the Company's arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters.

(c) Internal Audit

The Committee shall:

(i) consider and approve the terms of reference of the internal audit function;

(ii) review and assess the annual internal audit plan;

(iii) review and monitor management's responsiveness to the findings and recommendations of the internal auditor;

(iv) review and monitor the effectiveness of the company's internal audit function; and

(v) meet the head of internal audit at least once a year, without management being present, to discuss their remit and any issues arising from their work. The head of internal audit has a right of direct access to the Chairman of the Audit Committee.

(d) External Audit

The Committee shall:

(i) consider and make recommendations to the Board, on the appointment and re-appointment of the Company's external auditors;

(ii) approve the level of remuneration for the auditors and the terms of their engagement, and develop and implement a policy on the provision of non audit services;

(iii) review and approve the annual audit plan and subsequently review the findings and effectiveness of the audit;

(iv) meet regularly with the auditors, with at least one meeting being held annually without management present in order to discuss their remit and any issues arising from the audit;

(v) review any representation letters requested by the auditors before they are signed by management;

(vi) review the management letter and management's subsequent response; and

(vii) assess annually the independence and objectivity of the external auditors.

*Reporting to the Board*

Minutes of the Committee meetings shall be circulated to all members of the Committee and made available on request to all other members of the Board. The Chairman of the Committee shall report formally to the Board on the Committee's proceedings after each meeting.

*Reporting to the shareholders*

The Committee shall review and approve the statements to be included in the Annual Report concerning internal controls and risk management. The Committee shall make a statement in the Annual Report on its activities. The Chairman of the Committee shall attend the Annual General Meeting prepared to respond to any shareholder questions on the Committee's activities.

*Performance*

The Committee shall, at least once a year, review its own performance, constitution and terms of reference to ensure that it is operating effectively and, if relevant, to recommend any changes necessary to the Board.

4.2 *Remuneration Committee*

4.2.1 *Members*

The Remuneration Committee is chaired by Sir Malcolm Rifkind and its members are Roger Cornick and Giles Weaver.

4.2.2 *Terms of Reference of the Remuneration Committee*

*Membership*

The Committee shall be appointed by the Board and shall consist of not less than three members, all of whom should be independent non-executive directors. The Board will also appoint the Committee Chairman and in the absence of the Chairman the remaining members present shall elect one of their number to chair the meeting. The quorum shall be two members.

*Attendance at meetings*

Other directors of the Company shall not normally attend the meetings, nor shall they have the automatic right to attend. The Chairman of the meeting, at his discretion, may call upon any other person to attend as and when appropriate. The Company Secretary shall act as Secretary to the Committee.

*Frequency of meetings*

Meetings shall be held as required to enable the Committee to fulfil its obligations to the Company.

*Authority*

The Committee is authorised to seek any information it reasonably requires from any employee of the Group in order to perform its duties. The Committee is authorised to obtain, at the Company's expense outside legal or other professional advice on any matters within its terms of reference.

*Duties*

The Committee shall:

(a) determine the specific remuneration packages for the Chief Executive, the Chairman and the executive directors. The remuneration of non-executive directors shall be a matter for the Chairman and the executive directors;

(b) determine the specific remuneration packages for other executives earning £100,000 or over;

(c) consider the recruitment of any employee with a basic salary of £100,000 or more;

(d) consider redundancy/severance payments in excess of the general policy of one month's salary for every year of service, capped at a maximum level of three years;

(e) determine the allocation of any annual bonus payments;

(f) approve the design of and determine targets for, any performance related pay schemes, operated by the company and approve the total annual payments made under such schemes;

(g) approve the design of all share incentive plans for approval by the Board and shareholders and for such plans agree annually, the performance targets to be used, whether or not awards will be made and if so, the overall amounts of such awards and the individual awards to the executive directors and all other executives earning in excess of £100,000;

(h) review and note annually the remuneration trends across the group;

(i) oversee any major changes in employee benefit structures throughout the Group;

(j) be responsible for setting terms of reference and for appointing any remuneration consultants who advise the Committee; and

(k) review and consider salaries and packages provided in competitor companies.

*Reporting to the Board*

Minutes of the Committee meetings shall be circulated to all members of the Committee and made available on request to all other members of the Board. The Chairman of the Committee shall report formally to the Board on the Committee's proceedings after each meeting.

*Reporting to the shareholders*

The Committee shall make a statement in the annual report detailing the Group's remuneration policy and practices. The Chairman of the Committee shall attend the Annual General Meeting prepared to respond to any shareholder questions on the Committee's activities.

*Performance*

The Committee shall, at least once a year, review its own performance, constitution and terms of reference to ensure that it is operating effectively and, if relevant, to recommend any changes necessary to the Board.

## 5. Corporate Governance

The Company complies with the Combined Code on Corporate Governance published by the Financial Reporting Council.

## 6. Memorandum and Articles of Association of Aberdeen

The Memorandum of Association of the Company provides that the Company's principal objects are to carry on the business of investment and financial managers, advisers and consultants. The objects of the Company are set out in full in clause 4 of its Memorandum of Association. The Articles (as amended by resolution dated 14 January 2000) contain, *inter alia,* provisions to the following effect:

*Voting Rights*

(i) Subject to any special terms as to voting upon which any Ordinary Shares may be issued or may for the time being be held, every holder of an Ordinary Share who, being an individual present in person or, being a corporation, is present by a duly authorised corporate representative shall have one vote on a show of hands and, on a poll, every such holder present shall have one vote for every Ordinary Share of which it is the registered holder.

(ii) The duly authorised representative of a corporate member may exercise the same powers on behalf of that corporation as it could exercise if it were an individual member. On a poll, votes may be made in person or by proxy.

(iii) A member is not entitled to vote in respect of any share unless all calls or other moneys due and payable by it in respect of those shares in the Company have been paid.

*Suspension of Rights*

Where a member or any other person who appears to be interested in shares held by a member has been duly served with a notice under section 212 of the Companies Act and, having failed to supply the Company with the information thereby required, or having supplied information which in the opinion of the directors is false or misleading in any material respect, within the period specified in such notice (being not less than 14 days where such shares represent at least 0.25 per cent. of their class and, in any other case, 28 days from the date of service of such notice), is served with a disenfranchisement notice:

(i) such member shall not be entitled to attend meetings or vote or to exercise any other right conferred by membership in relation to meetings; and

(ii) where such shares represent at least 0.25 per cent. in nominal value of their class:

(a) any dividends or other sums payable in respect of capital in respect of such shares may be withheld (except on a winding up of the Company); and

(b) no transfer, other than an approved transfer, of shares held by the member shall be registered unless the member can establish that he is not in default in supplying the information or that no person in default in supplying the information is interested in the shares. An approved transfer is defined in the Articles as a transfer pursuant to acceptance of an offer made to all holders of shares or any class of shares, a transfer through the London Stock Exchange or any recognised stock exchange or recognised clearing house or any stock exchange or market outside the UK in which the Company's shares are normally traded or a transfer which is shown to the satisfaction of the Board (as defined in the Articles) to be made in consequence of a bona fide sale of the whole of the beneficial interest in the shares in question to a person who is unconnected with the holder of such shares and with any other person appearing to be interested in such shares. Such disentitlement will apply only for so long as the notice from the Company has not been complied with and unless otherwise determined by the Board for a period of one week thereafter.

*Dividends*

(i) Subject to the Companies Act and any other UK statute concerning companies registered in the UK for the time being in force (together **"the Statutes"**), the Company may by ordinary resolution declare dividends to be paid out of profits available for distribution to members according to their rights and priorities but no dividend shall be declared in excess of the amount recommended by the Board. Subject to the Statutes, the Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the profits available for distribution.

(ii) Except insofar as the rights attaching to, or the terms of the issue of, any share otherwise provide, all dividends shall be declared and paid pro rata according to the amounts paid or credited as paid up (other than in advance of calls) on the shares during any portion or portions of the period in respect of which the dividend is paid. All dividends unclaimed for a period of 12 years from the date of declaration shall be forfeited and shall revert to the Company.

(iii) The Board may, if authorised by an ordinary resolution of the Company, pay dividends wholly or partly *in specie* and dividends may be satisfied in whole or in part by the distribution amongst holders of debentures or other securities of the Company or of any other company.

*Distribution of Assets on a Winding-Up*

(i) On a winding-up of the Company (whether voluntary, under supervision or by the court), the liquidator may, with the sanction of an extraordinary resolution of the Company and subject to the Insolvency Act 1986, divide among the members of the Company in specie the whole or any part of the assets of the Company, and vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as the liquidator, with the like sanction, shall determine.

(ii) The surplus assets of the Company available for distribution on a winding-up shall be applied first in repaying the holders of Ordinary Shares the nominal value of the Ordinary Shares held by them; and then, in distributing the remaining assets to the holders of Ordinary Shares pro rata to the amounts paid up on such shares.

*Transfer of Shares*

Any member may transfer all or any of his shares by an instrument of transfer in standard form or in such other form as the Board may approve. Notwithstanding this, the Board may adopt procedures for transferring shares without a written instrument providing such procedures are in accordance with the Statutes and the Articles. The instrument of transfer shall be executed by or on behalf of the transferor and (in the case of a partly paid share) by or on behalf of the transferee. There is no restriction on the registration of a transfer of shares provided the transfer:

(a) is duly stamped and lodged at the office of the registrars of the Company or such other place as the Board may direct, accompanied by the relevant share certificate(s) and such other evidence of the right of the transferor to make the transfer as the Board may reasonably require;

(b) is in respect of only one class of share;

(c) is in favour of not more than four transferees;

(d) is in respect of a fully paid share; and

(e) is in respect of a share on which the Company does not have a lien.

If any of the above conditions is not complied with, the Board may refuse to register the transfer in question. The Board may, in its absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares, all or any of which are not fully paid provided that where any such shares are admitted to listing on the Official List, such discretion may not be exercised in such a way as to prevent dealings in the shares from taking place on an open and proper basis.

*Variation of Rights*

Whenever the capital of the Company is divided into different classes of shares, subject to the Statutes, the rights attached to any class may be varied or abrogated, either with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of the affected class or with the sanction of an extraordinary resolution passed at a separate meeting of such holders. The quorum at any such general meeting is two persons personally present holding or representing by proxy at least one-third of the capital paid up on the issued shares of the class in question and, at any adjourned meeting, the quorum is one holder present in person or by proxy. Any holder of shares of the class in question present in person or by proxy may demand a poll. Every holder of shares of the class in question shall, on a poll, be entitled to one vote for every share of the class held by him. The rights or privileges attaching to any class of shares shall not, subject to the terms on which such shares may be issued, be deemed to be varied or abrogated by the creation or issue of new shares ranking *pari passu* with those already issued.

*Share Capital and Changes in Capital*

(i) Subject to the provisions of the Statutes and without prejudice to any special rights previously conferred on the holders of any existing shares, any share may be issued with such rights or restrictions as the Company may from time to time determine by ordinary resolution or, if the Company has not so determined (but in the case of unclassified shares only), as the Board may determine. Subject to the provisions of the Statutes, the Company may issue redeemable shares. Subject to the provisions of the Statutes, the power of the Company to allot and issue shares shall be exercised by the Board at such time, for such consideration and upon such terms and conditions as the Board may determine.

(ii) The Company may by ordinary resolution increase its share capital, consolidate its share capital into shares of larger amount and, subject to the provisions of the Statutes, sub-divide its shares or any of them into shares of smaller amount, cancel any shares which, at the date of the passing of the resolution, have not been subscribed for or agreed to be subscribed for by any person, and diminish the amount of its authorised share capital by the amount of the shares so cancelled.

(iii) Subject to the Statutes and to any confirmation or consent required by law, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

(iv) Subject to the provisions of the Statutes and to the rights attached to any class of shares, the Company may purchase all or any of its own shares of any class.

*Directors*

(i) Save as mentioned below, a director shall not vote at a meeting of the Board or of a committee of the Board on any matter in which he has, directly or indirectly, a material interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) or a duty which conflicts or may conflict with the interests of the Company. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(ii) A director shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(a) the giving of any guarantee, security or indemnity to him in respect of money lent to or an obligation incurred by him at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings, for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning the director in question being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of shares, debentures or other securities by the Company or any of its subsidiary undertakings for subscription or purchase;

(d) any proposal concerning any other company in which the director in question is interested, directly or indirectly, and whether as an officer or shareholder or otherwise howsoever, provided that the director in question does not to his knowledge hold an interest in shares (as that term is used in Part VI of the Companies Act) representing 1 per cent. or more of either any class of the equity share capital of such company or of the voting rights available to members of such company (any such interest being deemed to be a material interest in all circumstances);

(e) any proposal concerning any scheme or arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which benefits the director in question in a similar manner to such employees and which does not accord to such director any privilege or benefit not awarded to employees to whom such scheme or arrangement relates;

(f) any proposal concerning any insurance which the Company is empowered to purchase and/or maintain for the benefit of any directors of the Company.

(iii) Subject to the Statutes and provided that the director has disclosed to the Board the nature and extent of any material interest, a director:

(a) may be a party to or otherwise directly or indirectly interested in any transaction or arrangement with the Company (or in which the Company is otherwise interested) and may be a member or director or other officer of, any body corporate in which the Company is a member or is otherwise interested and shall not be accountable to the Company for any benefit which he derives from any such transaction, arrangement, office, or interest;

(b) may act in a professional capacity for the Company, for which he or she shall be entitled to remuneration.

(iv) The directors shall be paid such remuneration (by way of fee) for their services as may be determined by the Board, save that, unless otherwise approved by ordinary resolution of the

Company in general meeting, the aggregate of the remuneration (by way of fee) of all the directors shall not exceed £300,000 per annum. The limit of £300,000 shall be increased each year in proportion to the increase (if any) in the Index of Retail Prices. The foregoing provisions shall not apply to the remuneration of any managing director or executive director whose remuneration shall be determined by the Board. The directors shall also be entitled to be repaid all travel, hotel and other expenses of travelling to and from Board meetings, committee meetings, general meetings or otherwise incurred while engaged on the business of the Company. Any director who, by request of the Board, performs special or extra services for any purposes on behalf of the Company may be paid such extra remuneration by way of a lump sum, participation in profits or otherwise as the Board may decide.

(v) The Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, to or for the benefit of any past director who held executive office or employment with the Company or with a body corporate which is or has been a subsidiary undertaking (or a predecessor in business of any of them) or to or for the benefit of any member of his family (including a spouse and a former spouse) or dependants.

(vi) All directors should submit themselves for re-election at the first opportunity after their appointment and should not remain in office for longer than three years since their last election or re-election without submitting themselves for re-election. The directors to retire by rotation shall be those who wish to retire and not offer themselves for re-election or those who have been in office since their last election for three or more years or, in the case of those who became or were re-elected directors on the same day, shall, unless they agree otherwise, be determined by lot. In so far as the number of directors retiring as calculated above and excluding those retiring (as provided below) is less than one-third of the directors or if their number is not three or a multiple of three the nearest to but not exceeding one third of the directors who have been longest in office shall also retire. Any director appointed by the Board shall hold office only until the next annual general meeting, when he or she shall be eligible for election, but shall not be taken into account in determining the directors to retire by rotation at that meeting.

(vii) Subject to the Companies Act, every director shall retire at the first annual general meeting after the date of his or her 70th birthday but shall then be eligible for re-election for the period from that annual general meeting until the end of the next following annual general meeting. Any such retiring director shall be eligible for re-election for the period from that subsequent term or terms but on each occasion until the end of the next following annual general meeting after the date of his or her re-election.

(viii) Unless and until otherwise determined by ordinary resolution of the Company, the directors (other than alternate directors) shall not be less than two and there is no maximum number.

(ix) A director shall not be required to hold any qualification shares of the Company.

*Borrowing Powers*

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) including uncalled capital and, subject to the Statutes, to issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party provided that the Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (so far as the Board is able in the case of the Company's subsidiary undertakings) that the aggregate amount for the time being outstanding of all borrowings by the Aberdeen Group shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to four times the adjusted total of the capital and reserves of the Aberdeen Group as calculated in accordance with the Articles.

*Untraced Shareholders*

Subject to various notice requirements, the Company may sell at the best price reasonably obtainable any share owned by any shareholder provided that, for a period of 12 years, at least three dividends on those shares have become payable and no cheque, warrant or order in respect thereof has been cashed and the Company has received no indication either of the whereabouts or of the existence of the shareholder.

*General Meetings*

At least 21 clear days' notice of every annual general meeting and of every extraordinary general meeting at which it is proposed to pass a special resolution and at least 14 clear days' notice of every other extraordinary general meeting shall be given in manner hereinafter mentioned to the members and to the auditors of the Company. Every notice of meeting shall specify the place, day and hour of the meeting and, in the case of special business, the general nature of such business and shall also state with reasonable prominence that a member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not also be a member. In the case of a meeting convened for passing a special or extraordinary resolution the notice shall specify the intention to propose the resolution as a special or extraordinary resolution (as the case may be). Shareholders, proxies of Shareholders and corporate representatives of Shareholders are entitled to attend such meetings.

## 7. Aberdeen Bonds and Convertible Preference Share Units

### 7.1 *Summary of the Terms of the 2007 Bonds*

The Company issued £100 million 5.875 per cent. convertible bonds due 2007 (the **"2007 Bonds"**) on 14 January 2002. The 2007 Bonds are convertible into fully paid Ordinary Shares at the option of the holders at any time until 7 January 2007 at an initial conversion price of 520 pence, subject to adjustment in certain circumstances. There are now £24,997,000 in principal amount of 2007 Bonds in issue convertible into a maximum of 4,799,424 Ordinary Shares, of which JPMorgan holds £2,646,500 in principal amount.

Unless previously redeemed, purchased and cancelled or converted, the 2007 Bonds are redeemable on 14 January 2007 at their principal amount. A summary of the terms of the 2007 Bonds is set out below:

(a) *Date and Parties*

A trust deed was entered into on 14 January 2002 (referred to in this paragraph 7.1 as the **"Trust Deed"**) between (1) Aberdeen and (2) JPMorgan Chase Bank, London Branch (referred to in this paragraph 7.1 as the **"Trustee"**).

(b) *Amount of the Original Bonds and Covenant to Pay*

The aggregate principal amount of the 2007 Bonds is limited to an amount not exceeding £100,000,000. Aberdeen has undertaken to, on any date when the 2007 Bonds become due to be redeemed in accordance with the Trust Deed or the conditions, unconditionally pay to or to the order of the Trustee in pounds sterling in same day funds an amount equal to the principal amount of the 2007 Bonds becoming due for redemption on that date (together with interest, if any, in accordance with the conditions) and will until such payment unconditionally pay to or to the order of the Trustee as aforesaid interest on the aggregate principal amount of the 2007 Bonds outstanding.

(c) *Status*

The 2007 Bonds and coupons constitute direct, unconditional, unsubordinated and unsecured obligations of Aberdeen and shall at all times rank *pari passu* and without any preference among themselves. The payment obligations of Aberdeen under the 2007 Bonds and coupons shall at all times rank at least equally with all its other present and future unsecured and unsubordinated obligations.

(d) *Negative Pledge*

So long as any 2007 Bond or coupon remains outstanding, Aberdeen will not create or permit and will procure that no other person creates or permits to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of its undertaking, assets or revenues present or future to secure any present or future indebtedness in the form of, or represented by, bonds, notes, debentures, loan stock or other securities which are for the time being or are capable of being, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other securities market, or any guarantee of, or indemnity in respect thereof.

(e) *Interest*

The 2007 Bonds bear interest from 14 January 2002 (the **"Closing Date"**) at the rate of 5.875 per cent per annum of the principal amount thereof payable semi-annually in equal instalments in arrears on

14 January and 15 July in each year (each an **"Interest Payment Date"**), the first such Interest Payment Date being 14 July 2002.

(f) *Redemption, Purchase and Cancellation*

(i) Final Redemption

Unless previously purchased and cancelled, redeemed or converted, the 2007 Bonds will be redeemed at their principal amount (together with unpaid accrued interest to such date) on 14 January 2007.

(ii) Redemption at the Option of Aberdeen

On giving not less than 30 or more than 90 days' notice to the Trustee and the holders of the 2007 Bonds, Aberdeen may redeem all but not some only of the 2007 Bonds for the time being outstanding at their principal amount together with interest accrued to the date fixed for redemption (i) at any time on or after 28 January 2005 provided that the middle market quotation of an Ordinary Share as derived from the relevant stock exchange on at least 20 dealing days within any 30 day period commencing on or after 15 December 2004 and ending on the fourteenth day prior to the date on which the relevant redemption notice is given to holders of 2007 Bonds shall have been at least 130 per cent of the conversion price in effect (or deemed to be in effect) on such dealing day or (ii) at any time, if prior to the date of such notice, Conversion Rights (as defined in sub-paragraph (i) below) shall have been exercised and/or purchased.

(iii) Redemption at the Option of the Bondholders

If an offer is made to all shareholders of Aberdeen to acquire the whole or part of the issued ordinary share capital of Aberdeen such that Aberdeen becomes aware that the right to cast more than 50 per cent of the votes which may ordinarily be cast on a poll at a general meeting of Aberdeen will become vested in the offeror (a **"Relevant Event"**), the holder of each 2007 Bond will have the right to require Aberdeen to redeem that 2007 Bond at its principal amount together with accrued interest. To exercise such right, the holder of the relevant 2007 Bond must present such 2007 Bond at the specified office together with a duly completed and signed notice of exercise by not later than 60 days following a Relevant Event, or if later, 60 days following the date upon which notice thereof is given to holders of 2007 Bonds by Aberdeen. Aberdeen shall give notice to holders of 2007 Bonds by not later than 14 days following the first day on which it becomes aware of the occurrence of a Relevant Event, which notice shall specify the procedure for exercise by holders of their rights to require redemption of the 2007 Bonds.

(g) *Payment after Default and Trustee's Conversion*

At any time after a potential event of default or an event of default (including but not limited to non-payment, breach of its obligations by the Company under the Trust Deed, default by the Company in respect of any other present or future indebtedness, insolvency or winding-up) has occurred and has been certified by the Trustee as being materially prejudicial to the rights of the holders of the 2007 Bonds, the Trustee may by notice in writing to Aberdeen and the Agents, require the Agents to act thereafter as agents of the Trustee in relation to payments to be made by or on behalf of the Trustee under the provisions of the Trust Deed and the 2007 Bonds *mutatis mutandis* on the terms of the Paying, Transfer, Conversion and Exchange Agency Agreement dated 14 January 2002 and thereafter to hold all 2007 Bonds and coupons and all moneys, documents and records held by them in respect of 2007 Bonds and coupons to the order of the Trustee.

(h) *Further Issues*

Aberdeen may from time to time without the consent of the holders of 2007 Bonds create and issue further bonds, or debentures having the same terms and conditions in all respects as the 2007 Bonds (or in all respects except for the first payment of interest on them) and so that such further bonds shall be consolidated and form a single series with the 2007 Bonds or any further bonds.

(i) *Conversion*

The holder of each 2007 Bond will have the right (the **"Conversion Right"**) in respect of each 2007 Bond to convert the conversion amount of each £500 principal amount of each 2007 Bond into registered Ordinary Shares, credited as fully paid. The initial conversion price is 520 pence per share subject to adjustment in certain circumstances at any time from 24 February 2002 to the seventh day prior to 14 January 2007 as referred to in sub-paragraph (k) below.

(j) *Conversion on Redemption*

The Trustee may, at its absolute discretion, within the period commencing on the date six days immediately prior to 14 January 2007, elect by notice in writing to Aberdeen to exercise Conversion Rights in respect of the aggregate principal amount of 2007 Bonds due for redemption on such date and in respect of which Conversion Rights have not been exercised including all such registered 2007 Bonds if all necessary consents (if any) have been obtained and the Trustee is satisfied or is advised by an independent investment bank of international repute in London appointed by the Trustee that the net proceeds of an immediate sale of the shares arising from exercise of such Conversion Rights would be likely to exceed by five per cent or more the amount of redemption moneys and interest which would otherwise be payable in respect of such unexercised 2007 Bonds.

(k) *Adjustment of conversion price*

The conversion price of the 2007 Bonds will be adjusted in a number of circumstances including a consolidation, reclassification or subdivision of the nominal value of Ordinary Shares, a capitalisation of profits or reserves, a capital distribution and upon a rights issue by the Company. The conversion price will be adjusted upon a rights issue by the Company if the Subscription Price is less than 95 per cent of the current market price of the Ordinary Shares on the dealing day last preceding the date of the announcement of the terms of the Rights Issue. The conversion price shall be adjusted by multiplying the conversion price in force immediately prior to the Rights Issue by the following fraction:

$$\frac{A+B}{A+C}$$

where:

A is the number of Ordinary Shares in issue immediately before such announcement;

B is the number of Ordinary Shares which the aggregate amount payable for the New Ordinary Shares would purchase at such current market price per Ordinary Share; and

C is the number of Ordinary Shares issued or, as the case may be, comprised in the grant.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the London Stock Exchange.

(l) *Provisions for meetings of holders of 2007 Bonds*

The Trust Deed contains provisions for convening meetings of holders of 2007 Bonds to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of the terms and conditions or the provisions of the Trust Deed. The quorum at any such meeting convened to consider an extraordinary resolution will be one or more persons holding or representing a clear majority in principal amount of the 2007 Bonds for the time being outstanding, or at any adjourned meeting one or more persons being or representing holders of 2007 Bonds whatever the principal amount of 2007 Bonds so held or represented, provided that if the business of such meeting includes consideration of proposals, *inter alia,* to modify the terms relating to status, conversion and the currency, amount (but not to increase such amount) and due date of payment of redemption moneys and interest or other amounts in respect of the 2007 Bonds, then the necessary quorum will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the principal amount of the 2007 Bonds for the time being outstanding. An extraordinary resolution duly passed in accordance with the provisions of the Trust Deed at any meeting of holders of 2007 Bonds will be binding on all holders of 2007 Bonds, whether or not they are present at the meeting and whether or not they vote in favour, and on all holders of coupons relating to the 2007 Bonds.

7.2 *Summary of the Terms of the 2010 Bonds*

Aberdeen issued £26,570,000 4.50 per cent. convertible bonds due 2010 (the **"2010 Bonds"**) on 10 March 2005. The 2010 Bonds are convertible into fully paid Ordinary Shares at the option of the holders at any time until close of business on 3 March 2010 at an initial conversion price of 150 pence, subject to adjustment in certain circumstances. Unless previously redeemed, purchased and cancelled or converted, the 2010 Bonds are redeemable on 10 March 2010 at their principal amount. A summary of the terms of the 2010 Bonds is set out below.

(a) *Date and parties*

A trust deed was made the 10 March 2005 (referred to in this paragraph 7.2 as the **"Trust Deed"**) between (1) Aberdeen and (2) The Law Debenture Trust Corporation p.l.c. (referred to in this paragraph 7.2 as the **"Trustee"**).

(b) *Form and Denomination*

The 2010 Bonds are in bearer form only.

(c) *Interest*

The 2010 Bonds bear interest from 10 March 2005 at the rate of 4.50 per cent. per annum payable semi-annually in arrear on 10 March and 10 September in each year, commencing on 10 September 2005.

(d) *Status*

The 2010 Bonds constitute unsubordinated and unsecured obligations of Aberdeen ranking *pari passu* without any preference amongst themselves and at least *pari passu* with all other unsecured and unsubordinated obligations of Aberdeen, present and future, other than any obligations preferred by mandatory provisions of applicable law.

(e) *Negative Pledge*

So long as any 2010 Bond or interest coupon relating to the 2010 Bonds remains outstanding:

(i) Aberdeen will not create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest (**"Security"**) upon the whole or any part of its undertaking, assets or revenues present or future to secure any present or future indebtedness in the form of, or represented by, bonds, notes, debentures, loan, stock or other securities which are, or are capable of being, listed on any stock exchange or other securities market (**"Relevant Debt"**), or any guarantee of, or indemnity in respect of, any Relevant Debt;

(ii) Aberdeen will procure that no other person creates or permits to subsist any Security upon the whole or any part of the undertaking, assets or revenues present or future of that other person to secure any Relevant Debt or any guarantee of or indemnity in respect of any Relevant Debt of Aberdeen or any of its subsidiaries; and

(iii) Aberdeen will procure that no person gives any guarantee of, or indemnity in respect of, any Relevant Debt of Aberdeen or any of its subsidiaries unless, at the same time or prior thereto, Aberdeen's obligations under the 2010 Bonds, interest coupons relating to the 2010 Bonds and the Trust Deed (1) are secured equally and rateably therewith or benefit from a guarantee or indemnity in substantially identical terms thereto, as the case may be, in each case to the satisfaction of the Trustee, or (2) have the benefit of such other security, guarantee, indemnity or other arrangement as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the holders of 2010 Bonds or as shall be approved by an extraordinary resolution, being a resolution passed at a meeting duly convened and held in accordance with the Trust Deed by a majority of at least 75 per cent. of the votes cast by of the holders of 2010 Bonds.

(f) *Redemption, Purchase and Cancellation*

(i) Final Redemption

Unless the 2010 Bonds have been previously purchased and cancelled, redeemed or converted, the 2010 Bonds will be redeemed by Aberdeen on 10 March 2010 (the **"Final Maturity Date"**) at their principal amount.

(ii) Redemption at the Option of Aberdeen

Aberdeen may redeem the 2010 Bonds at their principal amount together with accrued interest, in whole but not in part, (i) at any time on or after 10 March 2008 if on each of not less than 20 dealing days in any period of 30 consecutive dealing days ending not earlier than the fifth dealing day prior to the date on which the notice of redemption is given to the holders of 2010 Bonds, the closing mid-market price of an Ordinary Share as derived from the relevant stock exchange shall have been at least 130 per cent. of the Conversion Price (as defined below) in effect (or deemed to be in effect) on such dealing day; or (ii) at any time if, prior to the date of the giving of notice of such redemption, 90 per cent. or more in principal amount of the 2010 Bonds originally issued have been converted, redeemed or purchased and cancelled.

(iii) Redemption at the Option of the holders of 2010 Bonds

Holders of the 2010 Bonds may require Aberdeen to redeem their 2010 Bonds at their principal amount, together with interest accrued (if any) to the date fixed for redemption for a period of 60 days following a change of control constituting a Relevant Event or, if later, for a period of 60 days following the date on which notice of a Relevant Event is given to holders of 2010 Bonds.

(g) *Conversion*

Each 2010 Bond shall entitle the holder (such right a **"Conversion Right"**) (i) to convert such 2010 Bond to the extent of the Conversion Amount (as at the relevant conversion date being the business day on which commercial banks and foreign exchange markets are open for business in London immediately following the delivery of a conversion notice (**"Conversion Date"**) of such 2010 Bond into Ordinary Shares; and (ii) to redeem such 2010 Bond for cash to the extent of the Cash Settled Amount (as at the relevant Conversion Date) of such 2010 Bond at the Redemption Price at any time on or after 20 April 2005 to the close of business (at the place where the relevant 2010 Bond is deposited for conversion) on the seventh day prior to the Final Maturity Date.

Conversion Rights may be exercised at any time from 20 April 2005 to the close of business (at the place where the relevant bond is deposited for conversion) on (i) the date falling seven days prior to the Final Maturity Date (both dates inclusive) or (ii) if the 2010 Bonds are called for redemption prior to the Final Maturity Date, the seventh day prior to the relevant date fixed for redemption.

In this paragraph 7.2(g):

**"Conversion Amount"** means, in respect of each £10,000 in principal amount of 2010 Bonds in respect of which Conversion Rights are exercised, £6,667 (representing in aggregate 11,809,479 Ordinary Shares at the initial Conversion Price), or such greater amount pursuant to any notice given by the Company as provided in Condition 5(a) provided that the aggregate of the Conversion Amount and the Cash Settled Amount in respect of each £10,000 principal amount of the 2010 Bonds shall at all times equal £10,000.

**"Cash Settled Amount"** means, in respect of each £10,000 in principal amount of 2010 Bonds in respect of which Conversion Rights are exercised, £3,333 (representing in aggregate 5,903,854 Ordinary Shares at the initial Conversion Price), or such lesser amount pursuant to any notice given by Aberdeen in accordance with the Trust Deed provided that the aggregate of the Cash Settled Amount and the Conversion Amount in respect of each £10,000 principal amount of Bonds shall at all times equal £10,000.

**"Cash Averaging Date"** means, in respect of any Conversion Date, the tenth dealing day falling after such Conversion Date.

**"Redemption Price"** means a price in sterling equal to the Volume Weighted Average Price of the Reference Shares on the relevant Cash Averaging date.

**"Reference Shares"** means the number of Ordinary Shares determined by dividing the Cash Settled Amount by the Conversion Price in effect on the relevant Conversion Date (excluding any fraction of an Ordinary Share but provided that if the Conversion Right in respect of more than one 2010 Bond is exercised at any one time such that the Redemption Price payable in respect thereof is to be paid to, or as directed by, the same holder, the number of Reference Shares shall be calculated on the basis of the aggregate Cash Settled Amount of the 2010 Bonds being so converted).

**"Volume Weighted Average Price"** means, in respect of an Ordinary Share, the arithmetic average of the market volume weighted average price of an Ordinary Share appearing on or derived from the relevant stock exchange on each dealing day during the period of ten consecutive dealing days ending on and including such date (or if such date is not a dealing day, ending on the dealing day immediately preceding such date).

The initial **"Conversion Price"** is £1.50 per Ordinary Share and is subject to adjustment including in the case of a capital distribution, and, in the event of a change of control constituting a Relevant Event, the Conversion Price will be adjusted for a specified period.

(h) *Lock-up*

Aberdeen has undertaken that for a period of 90 days from 16 February 2005 it will not, *inter alia,* issue or sell any Ordinary Shares or securities convertible into, or exchangeable for, Ordinary Shares without the prior written consent of JPMorgan, the joint lead manager in respect of the 2010 Bonds.

(i) *Provisions for meetings of holders of 2010 Bonds*

The Trust Deed contains provisions for convening meetings of holders of 2010 Bonds to consider any matter affecting their interests, including the sanctioning by extraordinary resolution (being a resolution passed by a majority of at least 75 per cent of the votes cast by holders of the 2010 Bonds (**"Extraordinary Resolution"**)) of a modification of any conditions relating to 2010 Bonds or the provisions of the Trust Deed. The quorum at any such meeting convened to consider an Extraordinary Resolution will be one or more persons holding or representing a clear majority in principal amount of the 2010 Bonds for the time being outstanding, or at any adjourned meeting one or more persons being or representing holders of 2010 Bonds whatever the principal amount of 2010 Bonds so held or represented, provided that if the business of such meeting includes consideration of proposals, *inter alia,* to modify the terms relating to status, conversion and the currency, amount (but not to increase such amount) and due date of payment of redemption moneys and interest or other amounts in respect of the Bonds, then the necessary quorum will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the principal amount of the 2010 Bonds for the time being outstanding. An Extraordinary Resolution duly passed in accordance with the provisions of the Trust Deed at any meeting of holders of 2010 Bonds will be binding on all holders of 2010 Bonds, whether or not they are present at the meeting and whether or not they vote in favour, and on all holders of interest coupons relating to the 2010 Bonds.

(j) *Adjustment of conversion price*

The conversion price of the 2010 Bonds will be adjusted in a number of circumstances including a consolidation, reclassification or subdivision of the nominal value of Ordinary Shares, a capitalisation of profits or reserves, a capital distribution and upon a rights issue by the Company. The conversion price will be adjusted upon a rights issue by the Company if the Subscription Price is less than 95 per cent of the current market price of the Ordinary Shares on the dealing day last preceding the date of the announcement of the terms of the Rights Issue. The conversion price shall be adjusted by multiplying the conversion price in force immediately prior to the Rights Issue by the following fraction:

$$\frac{A+B}{A+C}$$

where:

A is the number of Ordinary Shares in issue immediately before such announcement;

B is the number of Ordinary Shares which the aggregate amount payable for the New Ordinary Shares would purchase at such current market price per Ordinary Share; and

C is the number of Ordinary Shares issued or, as the case may be, the maximum number of Ordinary Shares which may be issued upon exercise of the Fully Paid Rights.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the London Stock Exchange.

7.3 *Convertible Preference Share Units*

The terms of the Convertible Preference Share Units (each unit comprising a Preference Share and a warrant issued by Aberdeen Warrants (Jersey) Limited) are set out in sections A and B of Part 4 of the Company's Prospectus dated 3 June 2005 at pages 24 to 49.

## 8. Aberdeen Share Option Schemes

### 8.1 Summary of the Terms of the 1994 Executive Share Option Scheme

*Eligible Employees*

Full time directors or employees of the Company or any other company of which the Company has control and which is for the time being nominated by the Board (for the purposes of this paragraph 8.1 **"Eligible Employees"**) may participate in the scheme, subject to invitation being made by the Board (or by the remuneration committee of the Board). However, no option may be granted under the scheme to anyone within three years of retirement.

*Subscription Price*

The subscription price for Ordinary Shares in respect of which options may be granted is the higher of the nominal value of such shares and the market value thereof (being the average of the middle-market quotations for the three dealing days prior to the invitation).

*Grant of Options*

Applications for options may be invited, at the discretion of the Board (or the remuneration committee of the Board) from any Eligible Employee within six weeks after:

(i) the date on which the Company's results are announced; or

(ii) the date of approval of the scheme by the Inland Revenue; or

(iii) the date of adoption of the scheme by the Company in general meeting.

*Performance Criteria*

Before an option can be exercised the remuneration committee of the Board will require to be satisfied that over a period of not less than three years commencing on the last preceding 30 September or 31 March before the date of grant of the option there has been an increase of not less than 5 per cent. per annum compound in the Company's earnings per share over the average movement in the stock markets in which the funds managed by the Company and its subsidiaries are invested. The movement in stock markets is measured by indices appropriate to the funds managed by the Company and its subsidiaries and shall be determined by the Remuneration Committee of the Board. The Company's earnings per share for the purpose of the performance criteria is determined by reference to the last preceding published annual or interim results of the Company. Such earnings per share shall be as defined by Financial Reporting Standard No. 14 but adjusted to remove the effects of:

(i) gains or losses on the disposal of fixed assets or businesses;

(ii) costs of acquisition or of elimination of discontinued activities; and

(iii) reorganisation and other exceptional costs or exceptional income. The Board has discretion to alter the performance criteria, subject to the approval of the Inland Revenue.

*Exercise of Options*

No option may be exercised prior to the third anniversary (fifth anniversary for options issued prior to June 2000) of the date of its grant (although the option may be exercised earlier if the employee dies or ceases to be an employee through retirement or ill health). The option will expire on the tenth anniversary of its date of grant.

*Individual Limits*

No participant may be granted options in respect of shares having a value at the subscription price in excess of four times annual emoluments.

*Overall Limits*

The maximum number of shares available under all of the Company's share option schemes (including this scheme) during the period of 10 years prior to the date of grant of the option is the lower of 42,000,000 shares and 10 per cent. of the shares of the Company in issue at the relevant date of grant. No more than 3 per cent. of the share capital of the Company may be appropriated for options during the period of three years ending on the date of grant. The amount of share capital over which options may be granted under this scheme is five per cent. of the share capital of the Company at the date of grant.

*Take-overs and Liquidations*

The option holder may exercise his or her options within six months of a change of control or he may exchange options for new options in the acquiring company.

*Variation of Share Capital*

If the share capital of the Company is varied the rules of the scheme permit an alteration to the limits and to the subscription price in such manner as the auditors confirm to be fair and reasonable (and subject to the approval of the Inland Revenue).

*Amendments*

No amendments can be made without the approval of the Company in general meeting if it would be to the advantage of an individual member unless it would be, in the opinion of the Board (or the remuneration committee of the Board) a minor amendment to benefit the administration of the scheme.

*Options in issue*

At the date of this document, there are options over 13,754,250 Ordinary Shares which have been granted under this plan and which have not lapsed. The exercise price for such options ranges from 59p to 585p and the exercise period ranges from 2003 to 2014. The expiry date for such options ranges from 2008 to 2014.

### 8.2 Summary of the Terms of the Share Incentive Plan

The Share Incentive Plan was approved and adopted by Shareholders on 12 January 2001.

*Plan Shares*

The plan provides:

(i) for shares (**"Partnership Shares"**) to be acquired on behalf of participating Eligible Employees (as defined below) out of sums deducted from their salary;

(ii) for Aberdeen to procure that shares (**"Matching Shares"**) are appropriated to employees without payment in proportion to the Partnership Shares acquired by them;

(iii) for shares (**"Free Shares"**) to be appropriated to participating Eligible Employees without payment; and

(iv) for shares (**"Dividend Shares"**) where dividends paid by Aberdeen on any shares held in the plan on an employee's behalf are used to buy shares in the company;

(together knows as **"Plan Shares"**).

*Acquisition of Plan Shares*

The directors may from time to time determine whether Eligible Employees shall, in a given tax year, or in, or in respect of, a given financial year, be offered the opportunity to acquire Partnership, Matching or Free Shares.

*Establishment of a trust*

Aberdeen shall establish a trust for the purposes of:

(i) in the case of Free Shares and Matching Shares, acquiring shares and appropriating them to Eligible Employees in accordance with the plan;

(ii) in the case of Partnership Shares, holding partnership share money and applying it in acquiring shares on behalf of Eligible Employees in accordance with the plan;

(iii) in the case of Dividend Shares, acquiring such shares in accordance with the plan; and

(iv) holding in accordance with the plan all such shares so appropriated or acquired.

*Eligible Employees*

An individual shall be an Eligible Employee if:

(i) he or she is then an employee of a Participating Company (as resolved by the Directors);

(ii) if, the Directors have specified a qualifying period in relation to eligibility on that occasion, he or she has, at all times during that qualifying period, been an employee of a qualifying company;

(iii) in relation to an appropriation of Free Shares, he or she has entered into a participation agreement; and

(iv) in relation to an appropriation of Free Shares or Matching Shares, he or she has not directed the trustee not to appropriate shares to him or her.

*Restrictions on acquisition of Plan Shares*

Shares shall not be acquired on behalf of, or appropriated to, any person on any day under the plan if he or she then has, or has at any time in the period of twelve months preceding that day had, a Material Interest in a Close Company (as defined in Schedule 8 of the Finance Act 2000) whose shares may be appropriated or acquired under the plan or a company which has control of such a company or is a member of a consortium which owns such a company.

*Termination of the Plan*

The Directors may at any time, by giving notice in writing to:

(i) the Inland Revenue;

(ii) the trustee; and

(iii) each participant terminate the operation of the plan on and with effect from a date specified in such notice which is not earlier than 14 days after the date of such notice.

*Authority to issue shares*

The authority of the Directors to issue shares for the purposes of the plan expires on 11 January 2011.

*Number of shares to be issued*

The number of shares which may on any day be issued, or in respect of which the trustee may for the purposes of the plan be granted rights to subscribe for shares, when added to the number of shares which have been so issued or in respect of which rights to subscribe for shares have been granted (and, if not exercised, have not ceased to be exercisable) for the purposes of the plan or pursuant to any other employees' share scheme in the period of ten years ending on that day, shall not exceed 10 per cent. of the ordinary share capital of Aberdeen in issue on that day.

*Trustee's voting rights*

In relation to any matter on which the trustee has a right or opportunity as a member of Aberdeen to vote or to exercise any other rights, the trustee may, but shall not be obliged to, seek irrevocable directions from each participant as to the manner in which the trustee should exercise such rights in respect of a participant's Plan Shares. The trustee shall comply with such directions and if, before such time as may be specified in writing by the trustee, the trustee does not receive directions in such form as the trustee may specify (which may be in writing or electronic form) in respect of the exercise of voting or other rights attaching to any Plan Shares, then, the trustee shall refrain from exercising any such rights. The trustee shall not be entitled to vote on a show of hands on a particular resolution in respect of Plan Shares held on behalf of participants unless all directions received from those participants who have given directions in respect of that resolution are identical. The trustee shall not be under any obligation to call for a poll, and in the event of any poll the trustee shall in relation to Plan Shares vote only in accordance with the directions of participants.

*Options in issue*

At the date of this document, no options over Ordinary Shares have been granted under this plan.

### 8.3 Summary of the LTIP

The LTIP was approved and adopted by Shareholders on 24 March 2005.

(i) *Administration*

The LTIP is administered by an independent professional trustee based in the Channel Islands ("the Trustee"). The Trustee, when exercising its discretion, will always have regard to the recommendations of the Remuneration Committee of Aberdeen.

(ii) *Participation*

(a) all executive directors and senior executives are entitled to be considered for the grant of Awards under the LTIP.

(b) After due consideration, the Remuneration Committee will recommend to the Trustee the names of certain executive directors and other senior executives who are to be considered for participation in the LTIP. The Remuneration Committee will also recommend the maximum number of Ordinary Shares over which an Award may be made to any particular executive. When making its recommendations the Remuneration Committee will have regard to the guidelines issued by the Association of British Insurers.

(c) After taking into account the recommendations of the Remuneration Committee, the Trustee will make Awards under the LTIP to selected executive directors and other senior executives. The Awards will be over a specified number of Shares.

(d) Awards can normally only be made by the Trustee in the six week period following the adoption of the LTIP and thereafter only in the six week period following the announcement of the interim or final results of the Company to the London Stock Exchange. In exceptional circumstances, for example in order to facilitate the recruitment of a senior executive or if the Company is in a close period, Awards may be made outside these periods.

(iii) *Awards*

In order to provide the Remuneration Committee with flexibility, an Award made by the Trustee to an eligible participant may take one of two forms. In each case the rules of the LTIP will ensure that the participant does not acquire absolute ownership of the relevant Shares until the end of the Measurement Period and then only to the extent that the performance targets have been satisfied.

The Award may take one of the following forms:

(a) a right to acquire a specified number of Shares. The right to acquire Shares would be exercisable following the end of the Measurement Period. The number of Shares which may be acquired by a participant in the LTIP will be determined by the performance of the Company over the relevant Measurement Period; or

(b) the acquisition of Shares by a participant at the time the Award is made on terms which mean that the ownership of the Shares remains conditional during the relevant Measurement Period. The participant will not have absolute ownership of any of the Shares over which such an Award has been made until the end of the relevant Measurement Period and, as in the arrangement summarised in paragraph (iii) (a) above, the participant will only acquire absolute ownership of any Shares to the extent that the performance targets have been satisfied.

It is expected that the Remuneration Committee will recommend to the Trustee that the Awards that are to be made following the adoption of the LTIP should take the form summarised in paragraph (iii)(b) above. It is also expected that if the Trustee makes an Award in this form, even though the Shares held by the participants under the Award during the Measurement Period will not have vested completely, the participants in the LTIP will be entitled to receive any dividends paid on the Shares during the Measurement Period.

(iv) *Performance Targets and vesting*

The vesting of the Shares over which an Award has been made will be dependent upon the extent to which the performance targets have been satisfied. The performance target which will determine the extent to which any Award made under the LTIP will vest is to be based on the increase in the earnings per Share over the relevant Measurement Period being greater than the average movement in the stock markets in which the funds managed by Aberdeen and its subsidiaries are invested. For Awards to be made in 2005 and 2006 the following targets will apply. The Remuneration Committee will thereafter consider whether these targets remain appropriate and challenging. Any amendments to these targets in respect of intended Awards in later years will be included in the Remuneration Report for 2006.

(a) if earnings per Share figure over the Measurement Period has increased by a percentage that is at least 5 per cent. per annum greater than the average movement in the stock markets over the same period then 30 per cent. of the Shares over which the Award was initially made will vest and the participant will be entitled to acquire this number of Shares at the end of the Measurement Period;

(b) if earnings per Share figure over the Measurement Period has increased by a percentage that is at least 10 per cent. per annum greater than the average movement in the stock markets over the same period then 100 per cent. of the Shares over which the Award was initially made will vest and the participant will be entitled to acquire this number of Shares at the end of the Measurement Period;

(c) growth in earnings per Share figure over the Measurement Period that falls between the limits set out in paragraphs (iv) (a) and (iv) (b) above will result in a pro rated vesting of the Award occurring between 30 per cent. and 100 per cent. depending upon the actual growth in earnings per Share;

(d) if growth in earnings per Share over the Measurement Period is less than the lower limit set out in paragraph (iv) (a) above no part of the Award made under the LTIP will vest, the Award will lapse and the participant will cease to have any entitlement to any of the Shares over which the Award was originally made.

The movement in the stock markets will be measured by indices appropriate to the funds managed by the Company and its subsidiaries and shall be determined by the Remuneration Committee.

For the purposes of calculating earnings per Share for any period, adjustments will be made to the earnings per share figure disclosed in the audited financial accounts. The earnings per share figure in the audited financial accounts will be amended to exclude the effects of (i) amortisation and impairment of goodwill and intangible assets, (ii) any changes arising from share options and Awards, (iii) exceptional costs and income, unless the Remuneration Committee consider this to be inappropriate, and (iv) any other adjustments deemed reasonable and appropriate by the Remuneration Committee.

In the case of an Award that takes the form of the conditional ownership of Shares (as referred to in paragraph (iii) (b) above), to the extent that the Award has not "vested", Shares will be re-acquired from relevant participants by the Trustee for nominal consideration.

In addition to the performance condition summarised above, no Award will vest unless in the opinion of the Remuneration Committee the underlying financial performance of the Company has been satisfactory over the relevant Measurement Period.

(v) *Measurement Period*

The length of the Measurement Period for any Award will be three years. The Measurement Period for an Award will commence on the date of the Award.

(vi) *Cessation of employment*

A participant who ceases to be an employee before the end of the first year of the relevant Measurement Period, for whatever reason, will cease to have any entitlement to participate in the LTIP. Any interest he had under the Award made to him would lapse. If the Award had taken the form of a conditional ownership (as described in paragraph (iii) (b) above) then all of the Shares over which the Award had been originally made and which the participant had conditionally owned until the cessation of employment would be re-acquired by the Trustee for nominal consideration.

A participant who ceased to be an employee after the first year of the Measurement Period for a "good reason" would not be entitled to the vesting of any Shares until after the end of the relevant Measurement Period. The extent to which an Award would vest would then depend upon the extent that there had been an increase in the average market value of a share over the Measurement Period, the underlying financial performance of Aberdeen and the length of time for which the participant was an employee.

Cessation of employment for a "good reason" will include the death of the participant or the participant ceasing to be an employee because of his ill health or disability or the sale of the company or business in which he works or if he is dismissed without cause. If a participant ceases to be an employee after the first year of the Measurement Period for any reason which is not a "good reason" then the extent to which the participant can benefit under the LTIP will depend upon the discretion of the trustee who will seek the advice and recommendation of the Remuneration Committee before exercising its discretion.

(vii) *Takeover, amalgamation and reconstruction*

In the case of a takeover that takes place within the Measurement Period, earnings per Share would be calculated by reference to latest set of management accounts (such calculation being certified by the auditors of the Company), and the date of the takeover will be taken to be the end of a Measurement Period. The calculated earnings per Share figure would be used to determine the extent to which the Award will vest.

In the case of an amalgamation or reconstruction of Aberdeen, with the consent of the acquiring company, if possible, the Awards may be exchanged or varied so as to operate over shares in the acquiring company.

(viii) *Vesting of Award*

At the end of the Measurement Period, if the Award takes the form of a right to acquire Shares (as summarised in paragraph (iii) (a) above) a participant in the LTIP will only have to pay a nominal amount of consideration to the trustee in order to acquire the vested number of Shares. If the Award has taken the form of conditional ownership of Shares during the Measurement Period (as summarised in paragraph (iii) (b) above) then the forfeiture conditions will be removed over the vested number of Shares following the end of the Measurement Period and the participant will become the absolute owner of the vested number of Shares.

(ix) *Dilution limits*

The Shares that have been made available for the purposes of the LTIP will be taken into account when determining the overall limits on the number of Ordinary Shares that can be issued by the Company in order to satisfy the exercise of all share options and incentives granted by the Company.

The number of Shares that may be issued to satisfy options granted under the 1994 Scheme, the LTIP and any other share schemes which may be in place from time to time is limited to 10 per cent. of the number of Shares in issue from time to time in any ten year period. On each occasion that the Trustee decides to make Awards under the LTIP, regard will be had to the guidelines issued by the Association of British Insurers in terms of both the number of Shares over which an Award is to be made to any one individual and to the total number of Shares over which all Awards are made on that particular occasion.

(x) *Acquisition of Shares by Trustee*

The Trustee will acquire the relevant number of Shares over which Awards are made under the LTIP from the Company by subscribing for new Shares or acquiring treasury shares (if any).

The subscription price to be paid by the Trustee will be the market value of the Shares at the date the Trustee is given the right to acquire the required number of Shares. If the Award takes the form of the participant conditionally acquiring Shares at the beginning of the Measurement Period, it would be expected that the required number of Shares will be acquired by the Trustee on the day that the Awards are made. In such circumstances, the subscription money will be advanced to the Trustee by the Company. To the extent that Shares held by the participant do not vest at the end of the Measurement Period the Shares will be re-acquired by the Trustee.

(xi) *Taxation*

The LTIP will contain provisions to ensure that any income tax and employer's and employee's national insurance liabilities that arise on the vesting of an Award or any part of the Award will be satisfied by the relevant participant.

(xii) *Variation of share capital*

In the event of a variation of share capital by way of capitalisation, rights issue, sub-division, consolidation or reduction of share capital, the number of Shares over which an Award has been made may be adjusted.

(xiii) *Amendment to the LTIP*

The trustee may amend the terms of the LTIP on the recommendation of the Remuneration Committee. Certain amendments cannot take effect without Shareholder approval unless such amendments are made to comply with or take account of applicable legislation or statutory regulations or any change therein or to obtain or maintain favourable taxation treatment for the Company or the participants. Shareholder approval is required before any amendment can be made to the overall limits on the number of Shares that can be issued to satisfy options granted under Aberdeen's share option plans and Awards made under the LTIP, the category of persons who may participate, the periods during which awards may be made, the provisions relating to variation of the share capital of Aberdeen and the provisions which relate to the alteration of the terms of the LTIP.

(xiv) *Awards under the LTIP*

The life of the LTIP will be ten years commencing at its adoption and no Awards may be made more than ten years after 24 March 2005.

(xv) *Overseas arrangements*

It is intended that Awards will be made under the LTIP to executives who are not based in the United Kingdom. In order to facilitate such Awards, Aberdeen can adopt other parallel plans which are based on the LTIP and are not materially dissimilar from the LTIP but which are designed to take advantage of any taxation benefits which are available in another country and prepared so as to comply with legislation and regulations operating in that other country.

(xvi) *Pension status*

None of the benefits which may be received under the LTIP will be pensionable.

(xvii) *Awards granted*

As at the date of this document, there have been Awards made in respect of 5,580,000 Ordinary Shares which have not vested. Vesting of such Awards will occur following the expiry of the relevant Measurement Period on 6 May 2008.

## 9. The Aberdeen Group

9.1 The Company acts as a holding company for the Group and the Group's principal activity is fund management.

9.2 The principal companies in which the Aberdeen Group interest is more than 10 per cent. are as follows:

| Subsidiary/Companies | Principal activity | Country of registration | Country of operation | Issued and fully paid share capital | % owned |
|---|---|---|---|---|---|
| Aberdeen Asset Managers Limited | Fund Management | Scotland | UK | £4,725,000 | 100 |
| Aberdeen Asset Management Asia Limited | Fund Management | Singapore | Singapore | S.G.$250,000 | 100 |
| Aberdeen Asset Management, Inc. | Fund Management | USA | USA | U.S.$3,250,100 | 100 |

| Subsidiary/Companies | Principal activity | Country of registration | Country of operation | Issued and fully paid share capital | % owned |
|---|---|---|---|---|---|
| Aberdeen Unit Trust Managers Limited ....... | Unit Trust Management | England | UK | £575,000 | 100 |
| Aberdeen International Management Ireland Limited................ | Fund Management | Ireland | Ireland | STG£300,000 | 100 |
| Aberdeen International Fund Managers Limited .. | Fund Distribution | Hong Kong | Hong Kong | HK$1,000,000 | 100 |
| Aberdeen Asset Management SDN BHD .. | Fund Management | Malaysia | Malaysia | RM2,000,000 | 100 |
| Aberdeen Private Wealth Management Limited .... | Fund Management | Jersey | Jersey | £100,000 | 100 |
| Aberdeen Asset Managers Jersey Limited .......... | Fund Management | Jersey | Jersey | £25,000 | 100 |
| Aberdeen Murray Johnstone Limited* ...... | Fund Management | Scotland | UK | £1,001,000 | 100 |
| Aberdeen Property Investors AB ........... | Property Asset Management | Sweden | Sweden | SEK 7,000,000 | 100 |
| Aberdeen Property Investors Holdings AB ... | Holding Company | Sweden | Sweden | SEK 100,000 | 100 |
| Aberdeen Asset Management Holdings Limited................ | Fund Management | Australia | Australia | AUS$24,361,000 | 100 |
| Aberdeen Asset Management Company Limited | Fund Management | Thailand | Thailand | Baht 100,000,000 | 100 |
| Edinburgh Fund Managers Group Limited | Holding Company | Scotland | UK | £1,426,195 | 100 |
| Edinburgh Fund Managers plc .................. | Fund Management | Scotland | UK | £968,624 | 100 |
| Edinburgh Unit Trust Managers Limited ....... | Unit Trust Management | Scotland | UK | £275,000 | 100 |
| Edinburgh Portfolio Limited................ | Fund Management | Scotland | UK | £10,500,000 | 100 |

* Includes the Murray Johnstone Group of Companies

All of the above investment consists of ordinary share capital. The Company also owns 100 per cent. of the deferred shares issued by Aberdeen Unit Trust Managers Limited. The Company also holds investments in other subsidiary undertakings.

## 10. Registered Offices

10.1 The Company's registered office is at 10 Queen's Terrace, Aberdeen AB10 1YG. The registered office of each of the principal subsidiaries are as follows:

| | |
|---|---|
| Aberdeen Asset Managers Limited......... | 10 Queen's Terrace, Aberdeen AB10 1YG |
| Aberdeen Asset Management Asia Limited .. | 21 Church Street, 01-01 Capital Square Two, Singapore 049480, Republic of Singapore |
| Aberdeen Asset Management, Inc. ........ | 103 Springer Buildings, 3411 Silverside Road, Wilmington, County of New Castle, Delaware 19810, USA |

| | |
|---|---|
| Aberdeen Unit Trust Managers Limited | One Bow Churchyard, Cheapside, London EC4M 9HH |
| Aberdeen International Management Ireland Limited | 39/40 Upper Mount Street, Dublin 2, Ireland |
| Aberdeen Murray Johnstone Limited | 10 Queen's Terrace, Aberdeen AB10 1YG |
| Aberdeen International Fund Managers Limited | 16th-19th Floors Prince's Building, 10 Chater Road, Central Hong Kong |
| Aberdeen Asset Management SDN BHD | Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing No 1 Lebah Ampang 50100, Kuala Lumpur, Malaysia |
| Aberdeen Private Wealth Management Limited | PO Box 641, No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ |
| Aberdeen Asset Managers Jersey Limited | PO Box 641, No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ |
| Aberdeen Property Investors AB | Luntmakargatan 34, Box 3039, 103 63 Stockholm, Sweden |
| Aberdeen Property Investors Holdings AB | Luntmakargatan 34, Box 3039, 103 63 Stockholm, Sweden |
| Aberdeen Asset Management Holdings Limited | Level 6, 201 Kent Street, Sydney, NSW 2000, Australia |
| Aberdeen Asset Management Company Limited | 90/42-43 Sathorn Thani Building 1, 16th Floor, North Sathorn Road, Silom, Bangrak, Bangkok |
| Edinburgh Fund Managers Group Limited | 10 Queen's Terrace, Aberdeen AB10 1YG |
| Edinburgh Fund Managers plc | Donaldson House, 97 Haymarket Terrace, Edinburgh EH12 5HD |
| Edinburgh Unit Trust Managers Limited | 10 Queen's Terrace, Aberdeen AB10 1YG |
| Edinburgh Portfolio Limited | One Bow Churchyard, London EC4M 9HH |

## 11. Principal Property

The material tangible fixed assets of the Company, including leased properties and any major encumbrances thereon are as follows:

| Company | Location | Approx Area (Sq ft) | Tenure | Annual Rent | Term of Lease |
|---|---|---|---|---|---|
| Aberdeen Asset Management PLC | 9 and 10 Queen's Terrace, Aberdeen | 9,420 | Feuhold | N/A | N/A |
| Aberdeen Asset Management PLC | One Bow Churchyard, Cheapside, London | 36,087 | Leasehold | £1,480,000 + VAT | Expires 17 November 2017, tenant break option 2012 on notice of 1 year and 1 day |

## 12. Principal Investments

Save for investments made in relation to businesses already disposed of, details of the main investments made by the Group in other undertakings in the three prior financial years and in the current financial year are set out below:

12.1 The Group has invested funds in the following in the three financial years ended 30 September 2004:

(i) During the year to 30 September 2002 the Group acquired a 40 per cent. interest in Schroder Asset Management (subsequently renamed Aberdeen Asset Management Company Limited), a fund management company based in Thailand for a total consideration of £624,000. Following the exercise of a call option negotiated at the time of the initial investment, the Group acquired the remaining 60 per cent. of the entire issued share capital of Aberdeen Asset Management Company Limited on 18 February 2005 for £3.4 million;

(ii) During the year to 30 September 2002, an investment of £789,000 was made in Globe Financial Investments Limited, a Maltese fund management business. The cost of the investment was satisfied by the issue of 379,897 shares at an issue price of 207.5p;

(iii) The acquisition of Edinburgh Fund Managers Group plc was completed on 28 October 2003. The cost of the acquisition was satisfied by the issue of 58,473,794 shares at an issue price of 86.26p. The goodwill on the transaction amounted to £42.1 million and brought £2.1 billion of assets to the Group.

12.2 The Group has not made any firm material commitments concerning principal investments in progress or any future investments by the Group in the current financial year, except in relation to the Acquisition.

## 13. Number of employees

Over the three financial years to 30 September 2004, the average numbers of persons employed by members of the Group in the following main categories of activity in each period ended as set out below, were as follows:

| | 30 September 2002 | 30 September 2003 | 30 September 2004 |
|---|---|---|---|
| Investment Management | 715 | 572 | 496 |
| Property | 261 | 266 | 225 |
| Life Assurance | 29 | 42 | 15 |
| Total | 1,005 | 880 | 736 |

## 14. Material contracts

14.1 *Aberdeen Group*

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Aberdeen Group within the two years immediately preceding the date of this document or contain any provision under which any member of the Aberdeen Group has any obligation or entitlement which is material to the Aberdeen Group and are, or may be, material as at the date of this document:

(a) the Acquisition Agreement dated 7 July 2005 (summarised in Part 2 of this document).

(b) Pursuant to the underwriting agreement dated 7 July 2005 between the Company, JPMorgan and JPMorgan Cazenove (the **"Underwriting Agreement"**), JPMorgan has agreed to underwrite the issue of up to 362,873,245 New Ordinary Shares (the **"Underwritten New Shares"**). Subject to the terms and conditions set out in the Underwriting Agreement, JPMorgan Cazenove has agreed to procure subscribers for, or to the extent such subscribers are not procured by JPMorgan Cazenove, JPMorgan shall as principal subscribe for the Underwritten New Shares not taken up under the Rights Issue, in each case at the Rights Issue Price.

In consideration of its services under the Underwriting Agreement, JPMorgan Cazenove will be paid a commission of 1.25 per cent. of the value of the maximum number of Underwritten New Shares at the Rights Issue Price in respect of the period 7 July 2005 to 6 August 2005 and a commission of 0.125 per cent. of the value of the maximum number of Underwritten New Shares at the Rights Issue Price in respect of each period of seven days or part thereof from 6 August 2005 to the earlier of:

(i) the day on which sub-underwriters are informed of the number of New Ordinary Shares for which they are required to subscribe;

(ii) the second dealing day after the date upon which PALs must be returned to the Company; or

(iii) an announcement of the non-fulfilment of any of the conditions of the Underwriting Agreement.

The commissions will be paid to JPMorgan Cazenove whether or not JPMorgan or JPMorgan Cazenove (as the case may be) are called upon to acquire or procure acquirers for any of the New Ordinary Shares under the Underwriting Agreement and whether or not any of the obligations of JPMorgan and JPMorgan Cazenove Limited under the Underwriting Agreement terminate or fail to become unconditional.

Out of such commissions, JPMorgan Cazenove will pay any sub-underwriting commissions (to the extent that sub-underwriters have been procured by JPMorgan Cazenove).

In addition to the commissions summarised above, the Company will pay all costs and expenses of, and in connection with, the Underwriting Agreement, the Acquisition Agreement, the Rights Issue, the EGM and the allotment and issue of the New Ordinary Shares including, but not limited to, the UK Listing Authority's and the London Stock Exchange's listing and trading fees, printing and advertising costs for the Rights Issue documents, the Receiving Agent's charges, legal fees and other out-of-pocket expenses of each of the Company, JPMorgan and JPMorgan Cazenove, all accountancy and other professional fees incurred by the Company and related value added tax, if applicable.

The Company has given certain customary representations, warranties and indemnities to each of JPMorgan and JPMorgan Cazenove. In addition, the obligations of the parties to the Underwriting Agreement are subject to certain conditions. These conditions include, amongst others:

(i) Admission taking place not later than 8.30 a.m. on the first dealing day after the EGM or such later time and/or date as the Company may agree with each of JPMorgan and JPMorgan Cazenove;

(ii) the passing of the Resolution at the EGM;

(iii) none of the representations, warranties or undertakings given by the Company being breached or untrue or inaccurate or misleading in any respect either when made or if repeated at any time up until immediately prior to Admission;

(iv) no event occurring or circumstances arising requiring publication of a supplementary prospectus by or on behalf of the Company at any time up until immediately prior to Admission;

(v) there having been no material adverse change in the financial or trading position or prospects of the Group taken as a whole as would be likely to prejudice the success of the Rights Issue or dealings in the New Ordinary Shares (in nil or fully paid form) at any time up until immediately prior to Admission; and

(vi) there not having been *inter alia* such a change in national or international financial, political, economic or stock market conditions; or an incident of terrorism, outbreak or escalation or hostilities, war; or a suspension or material limitation in trading of securities generally on any stock exchange; or any change in currency exchange rates or exchange controls or a disruption of settlement systems or a material disruption in commercial banking, as would (as the case may be) be likely to prejudice the success of the Rights Issue or dealings in the New Ordinary Shares at any time up until immediately prior to Admission.

If any of the conditions contained in the Underwriting Agreement are not fulfilled (or waived) on or by the required times or dates therefor, the Company shall forthwith make an announcement to the UK Listing Authority to that effect and the Underwriting Agreement shall *ipso facto* cease and terminate and no party to the Underwriting Agreement shall have any claim against any other party for any costs, damages, compensation or otherwise under the Underwriting Agreement except:

(i) as regards any breach of any provision of the Underwriting Agreement which occurred prior to such termination; and

(ii) that the provisions contained in the Underwriting Agreement relating to commissions and expenses, indemnification and governing law shall still apply in accordance with their respective terms.

(c) the following contracts are incorporated by reference into this document:

| Contract incorporated by reference | Document Reference |
|---|---|
| A Preference Share Agency Agreement dated 30 June 2005 between (1) Aberdeen and (2) JPMorgan Chase Bank N.A. | Prospectus dated 3 June 2005 (page 150) |
| A subscription agreement dated 3 May 2005 (and restated on 2 June 2005) between (1) Aberdeen (2) J.P. Morgan Securities Ltd. and (3) JPMorgan Cazenove Limited and (4) Aberdeen Warrants (Jersey) Limited. | Prospectus dated 3 June 2005 (page 150) |
| A forward exchange agreement dated 30 June 2005 between Aberdeen and Aberdeen Warrants (Jersey) Limited. | Prospectus dated 3 June 2005 (page 150) |
| A deed of covenant dated 30 June 2005 by the Company. | Prospectus dated 3 June 2005 (page 150) |
| A deed poll dated 30 June 2005 entered into by the company. | Prospectus dated 3 June 2005 (page 150) |
| A subscription agreement dated 16 February 2005 between Aberdeen (1), JPMorgan (2) and Cazenove & Co. Ltd. | Offering Circular dated 8 March 2005 (pages 101-102) |
| A joint lead manager and selling agency agreement dated 16 February 2005 between JPMorgan (1), BNP Paribas (2) and Aberdeen (3). | Offering Circular dated 8 March 2005 (page 122) |
| A trust deed dated 10 March 2005 between Aberdeen (1), JPMorgan and The Law Debenture Trust Corporation p.l.c. (2). | Offering Circular dated 8 March 2005 (page 122) |
| A paying and conversion agency agreement dated 10 March 2005 between Aberdeen (1), BNP Paribas Securities Services, Luxembourg Branch (2), BNP Paribas, London Branch (3) and The Law Debenture Trust Corporation p.l.c (4). | Offering Circular dated 8 March 2005 (page 122) |
| A facility agreement between, *inter alia*, Bank of Scotland (1) and the Issuer (2) dated 10 October 2000 as supplemented or amended by agreements dated 30 May 2001, 7 February 2002, 31 March 2003, 27 October 2003, 30 June 2004, 12 November 2004, 27 January 2005 and 13 June 2005. | Offering Circular dated 8 March 2005 (page 122) |
| A sale agreement dated 5 September 2003 between Aberdeen (1), New Star Asset Management Group Limited (2). | Listing Particulars dated 3 October 2003 (pages 91 to 93) |

| Contract incorporated by reference | Document Reference |
|---|---|
| A share sale and purchase agreement dated 8 October 2002 between Ilmarinen Mutual Pension Insurance Company (1) and Aberdeen Property Investors Nordic AB (2). | Listing Particulars dated 3 October 2003 (page 123) |
| A shareholders agreement dated 8 October 2002 between Ilmarinen Mutual Pension Insurance Company (1) and Aberdeen Property Investors Nordiac AB (2). | Listing Particulars dated 3 October 2003 (Pages 123 to 124) |
| A letter of undertaking dated 4 September 2003 between Edinburgh Fund Managers Group plc (1) and Aberdeen (2). | Listing Particulars dated 3 October 2003 (page 128) |
| A letter agreement between Aberdeen (1) and the trustees of the Edinburgh Fund Managers Group plc Retirement and Death Benefits Plan (2). | Listing Particulars dated 3 October 2003 (page 124) |
| A share purchase agreement dated 11 September 2003 between Aberdeen (1) and John Walton. John Pennink, Mark Townsend, Joe Bauernfreund and Francesa Eady. | Listing Particulars dated 3 October 2003 (pages 124 to 125) |

Save as disclosed in this paragraph 14.1 of this Part 10, no member of the Aberdeen Group has entered into any other contract (not being a contract entered into in the ordinary course of business) which contains any provision under which any member of the Aberdeen Group has any obligation or entitlement which is material to the Aberdeen Group as at the date of this document.

14.2 *Deutsche Asset Management*

Save for the Acquisition Agreement there are no contracts (other than contracts entered into in the ordinary course of business) to which Deutsche Asset Management or any member of the Target Businesses is a party which contain any provision under which Deutsche Asset Management (or any member of the Target Businesses) has any obligation or entitlement and no contracts (other than contracts entered into in the ordinary course of business) have been entered into by either Deutsche Asset Management or any member of the Target Businesses within the two years preceding the date of this document which are, or may be, material to the Target Businesses as at the date of this document.

## 15. Working Capital

The Company is of the opinion that, having regard to the cash balances and existing bank and other facilities available to the Aberdeen Group, and having taken into account the net proceeds of the Rights Issue receivable by the Company, the working capital available to the Aberdeen Group is sufficient for its present requirements, that is for at least the next 12 months following the date of this document.

## 16. Litigation and other proceedings

*Aberdeen Group*

Save as disclosed in the paragraph entitled "Contingent and Indirect Indebtedness" in Part 3 of this document, there are, and have been, no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the Aberdeen Group's financial position or profitability.

*Target Businesses*

There are, and have been, no governmental, legal, or arbitration proceedings (including any such proceedings which are pending or threatened of which Aberdeen is aware) during the 12 months preceding the date of this document, which may have or have had in the recent past, significant effects on the Target Businesses' financial position or profitability.

## 17. Miscellaneous

17.1 There has been no significant change in the financial or trading position of the Group since 31 March 2005, the date to which the unaudited consolidated interim financial information of Aberdeen Group has been prepared and published for the six months ended 31 March 2005.

17.2 There has been no significant change in the financial or trading position of the Target Businesses since 31 December 2004, the date to which the financial information on the Target Businesses contained in Parts 6 and 7 have been prepared and published for the year ended 31 December 2004.

17.3 The annual audited accounts of the Company for each of the three years ended 30 September 2002, 2003 and 2004 were audited by the Company's auditors, KPMG Audit Plc, Chartered Accountants and regulated by ICAEW, of 37 Albyn Place, Aberdeen AB10 1JB.

17.4 KPMG Audit Plc has made reports under Section 235 of the Companies Act on the financial statements of the Company for the years ended 30 September 2002, 2003 and 2004 which were unqualified and did not contain any statement as described in Section 237(2) or (3) of the Companies Act. Statutory accounts of the Company have been delivered to the Registrar of Companies in Scotland for each of the three financial years ended 30 September 2002, 2003 and 2004. The report of the Company's auditors contained the following statement: "To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.".

17.5 KPMG Audit Plc has given and not withdrawn its consent to the inclusion in this document of its reports in the form and context in which they are included for the purposes of Prospectus Rule 5.5.

17.6 JPMorgan Cazenove Limited has given and not withdrawn its written consent to the issue of this document with the inclusion of the reference to its name in the form and context in which it appears.

17.7 J.P. Morgan Securities Ltd. has given and not withdrawn its written consent to the issue of this document with the inclusion of the reference to its name in the form and context in which it appears.

17.8 Bridgewell Securities Limited has given and not withdrawn its consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears in this document.

17.9 The total costs and expenses of and incidental to the Rights Issue (including commissions as set out in paragraph 14.1(b) of this Part 10, listing fees, printing and other expenses) are estimated to amount to £9.5 million exclusive of VAT and are to be borne by the Company.

17.10 The Existing Ordinary Shares are listed on the Official List and on the official list of the Singapore Exchange Securities Trading Limited. Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List, the London Stock Exchange to be admitted to trading on its Main Market and application will be made to Singapore Exchange Securities Trading Limited for the New Ordinary Shares to be listed on Singapore Exchange Securities Trading Limited's market for listed securities. The Existing Ordinary Shares and New Ordinary Shares are or will be, as the case may be, in registered form.

## 18. Bases and sources of information

The financial information set out below and contained in this document has been extracted without material adjustment from the following:

18.1 The Group profit before taxation, goodwill amortisation and exceptional items of £10.4 million for the six months to 31 March 2005 together with comparative figure of £5.5 million for the six months to 31 March 2004 on pages 9 and 35 are unaudited and have been extracted from the Group's Interim Report and Accounts 2005;

18.2 The Group's net new business for the six months to 31 March 2005 including mandates awarded but not yet funded totalling approximately £2.0 billion on pages 9 and 35 is unaudited and has been extracted from the Group's Interim Report and Accounts 2005;

18.3 The figure for the Group's assets under management as at 31 May 2005 of £25.9 billion and for the figure including mandates awarded but not yet funded of £26.6 billion on pages 9, 34 and 37 are unaudited and have been extracted from the Group's underlying accounting records;

18.4 The figure for the Target Businesses' assets under management as at 31 May 2005 of £46.3 billion on pages 9 and 41 are unaudited and have been extracted from a summary prepared from the Target Businesses' underlying accounting records;

18.5 The figures for the Target Businesses' run rate revenues associated with those assets under management as at 31 May 2005 totalling £119.3 million on pages 9 and 41 are unaudited and have been extracted from the Target Businesses' underlying accounting records;

18.6 The Target Businesses' losses before tax of £35.9 million and gross assets of £252.8 billion (excluding unit linked long term life assurance assets) for the year ending 31 December 2004 on pages 9 and 41 have been extracted from the financial information contained within Parts 6 and 7 of this document;

18.7 The figures for the Group's turnover by category of activity and geographic market on page 34 have been extracted from the Group's Annual Report and Accounts 2002, 2003 and 2004, as appropriate;

18.8 The figures for the Group's acquisition of Prolific Financial Management which added £8 billion of funds to increase total funds under management to £11.7 billion on page 34 are unaudited and have been extracted from the Group's Annual Report and Accounts 1997;

18.9 The figure for the Group's acquisition of Edinburgh Fund Managers Group in 2003 adding £2.1 billion of funds under management on page 34 is unaudited and has been extracted from the Group's Annual Report and Accounts 2004;

18.10 The Group's net new business for the year ended 30 September 2004 of £2.0 billion on page 34 is unaudited and has been extracted from the Group's Annual Report and Accounts 2004;

18.11 The figure for gross new business to 31 March 2005 including mandates awarded but not yet funded of £2.9 billion on page 35 is unaudited and has been extracted from the Group's underlying accounting records;

18.12 The Group's asset under management increase from 30 September 2004 to 31 March 2005 of £3.3 billion comprising £1.5 billion net new business, assets added from corporate acquisitions and disposals of £1.2 billion and market movements of £0.6 billion on page 35 is unaudited and has been extracted from the Group's Interim Report and Accounts 2005;

18.13 The Group's assets under management as at 31 March 2005 of £25.4 billion and as at 30 September 2004 of £22.1 billion and the table on page 36 breaking down the assets under management at those dates are unaudited and have been extracted from the Group's Interim Report and Accounts 2005;

18.14 The Group's issue of £26.57 million 4.50 per cent. Convertible bonds 2010 on page 37 is unaudited and has been extracted from page 4 of the Offering Circular dated 8 March 2005;

18.15 The net proceeds from the Group's issue of £26.57 million 4.50 per cent. Convertible bonds 2010 of £25.6 million on page 37 is unaudited and has been extracted from page 7 of the offering circular dated 8 March 2005;

18.16 The term loan facility outstanding at 31 March 2005 on page 37 is unaudited and has been extracted from the Sixth Supplemental Facility Agreement dated 12 November 2004;

18.17 The amount of the term loan facility of £65,125,000 on page 37 is unaudited and has been extracted from page 84 of the Seventh Supplemental Facility Agreement dated 13 June 2005;

18.18 The amount drawn under the facility at 30 June 2005 of £62,625,000 on page 37 is unaudited and has been extracted from the Group's underlying accounting records;

18.19 The figure of £80 million in relation to the issue of Convertible Preference Share Units on page 37 is unaudited and has been extracted from page 20 of the prospectus dated 3 June 2005 including the overallotment option referred to therein;

18.20 The figure of £75 million repurchase of the outstanding 2007 Convertible bonds on page 37 is unaudited and has been extracted from page 8 of the Prospectus dated 3 June 2005;

18.21 The figures for the assets under management of the London Fixed Income Business (of £16.0 billion and £14.7 billion) and related annualised management fees (of £28.6 million) on page 41 are unaudited and have been extracted from the Target Businesses' underlying accounting records;

18.22 The net business inflows of £2.0 billion in 2004 and £0.6 billion in the five months to 31 May 2005 for the Target Companies' London Fixed Income Business on page 41 are unaudited and have been extracted from the Target Companies' underlying accounting records;

18.23 The figures for the assets under management of the Philadelphia Fixed Income Contracts (of £11.7 billion and £10.3 billion) and related annualised management fees (of £30.5 million) on page 42 are unaudited and have been extracted from the Target Businesses' underlying accounting records;

18.24 The net business inflows of £0.2 billion in 2004, and £0.2 billion in the five months to 31 May 2005 for the Philadelphia Fixed Income Contracts on page 42 are unaudited and have been extracted from the Target Businesses' underlying accounting records;

18.25 The figures for the assets under management of the OEIC Business (of £1.8 billion and £1.8 billion) and related annualised management fees (of £16.5 million) on page 42 are unaudited and have been extracted from the Target Businesses' underlying accounting records;

18.26 The net business inflows of approximately £38 million in 2004 and £20 million of outflows in the five months to 31 May 2005 for the Target Companies' OEIC Business on page 42 are unaudited and have been extracted from the Target Companies' underlying accounting records;

18.27 The figures for the assets under management of the UK and Global Equities Business (of £3.3 billion and £3.3 billion) and related annualised management fees (of £7.9 million) on page 42 are unaudited and have been extracted from the Target Businesses' underlying accounting records;

18.28 The figures for the assets under management of the Multi Asset business (of £13.5 billion and £13.4 billion) and related annualised management fees (of £35.8 million) on page 42 are unaudited and have been extracted from the Target Businesses' underlying accounting records.

18.29 The figure of £415 million for the private client assets managed by the Group at 28 February 2005 on page 40 is unaudited and has been extracted from the Group's underlying accounting records.

18.30 The capitalisation and indebtedness information set out on pages 37 to 39 of this document is unaudited and has been extracted from the Group's underlying accounting records.

**19. Documents available for inspection**

Copies of the following documents will be available for inspection during normal business hours on any weekday (public holidays excepted) from the date of publication of this document until the date of Admission at the offices of Maclay Murray & Spens, 5 Old Bailey, London, EC4M 7JX:

19.1 the memorandum and articles of association of Aberdeen;

19.2 the audited consolidated accounts of the Company and its subsidiaries for the two years ended 30 September 2004 and the unaudited consolidated financial statements of the Company and its subsidiaries for the six months ended 31 March 2005;

19.3 the Circular; and

19.4 this document.

# PART 11

## DEFINITIONS

The following definitions apply throughout this document in the Form of Proxy and in the Provisional Allotment Letter, unless the context otherwise requires:

| | |
|---|---|
| **"1994 Executive Share Option Scheme"** | the Aberdeen Asset Management PLC 1994 Executive Share Option Scheme |
| **"2007 Bonds"** | £100 million 5.875% convertible bonds due 2007 issued by the Company |
| **"2010 Bonds"** | £26.57 million 4.5% convertible bonds due 2010 issued by the Company |
| **"Aberdeen" or "Company"** | Aberdeen Asset Management PLC |
| **"Aberdeen Group" or "Group"** | Aberdeen, its subsidiaries and its subsidiary undertakings |
| **"Aberdeen Share Option Schemes"** | the 1994 Executive Share Option Scheme, the Share Incentive Plan and the LTIP |
| **"Acquisition"** | the proposed acquisition of the Target Businesses on the terms and subject to the conditions set out in the Acquisition Agreement |
| **"Acquisition Agreement"** | the sale and purchase agreement dated 7 July 2005 between (1) Deutsche Asset Management and (2) Aberdeen, as summarised in Part 2 of this document |
| **"Act" or "Companies Act"** | the Companies Act 1985 (as amended) |
| **"Admission"** | the admission of the New Ordinary Shares, nil paid, to the Official List and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards |
| **"Admission and Disclosure Standards"** | the requirements contained in the publication "Admission and Disclosure Standards" dated July 2005 containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's markets for listed securities |
| **"Articles"** | the articles of association of the Company |
| **"Australia"** | the Commonwealth of Australia, its territories and possessions |
| **"Award"** | an award over Shares made under the LTIP |
| **"Bank" or "BoS" or "Bank of Scotland"** | The Governor and Company of the Bank of Scotland |
| **"BNPP SS"** | BNP Paribas Securities Services |
| **"Board" or "Directors"** | the directors of Aberdeen, whose names appear on page 15 of this document |
| **"Bonds"** | the 2007 Bonds and the 2010 Bonds |
| **"Bridgewell Securities"** | Bridgewell Securities Limited |
| **"Canada"** | Canada, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof |
| **"certificated" or "in certificated form"** | a share or other security which is not in uncertificated form (that is, not held in CREST) |

| | |
|---|---|
| **"Circular"** | the circular, containing a letter to Shareholders dated 12 August 2005 from the Chairman of Aberdeen setting out the Proposals and attaching the EGM Notice, which accompanies this document |
| **"Closing Date"** | the 10th business day after the conditions in the Acquisition Agreement have been fulfilled or waived or, in relation to the Philadelphia Fixed Income Contracts, if later, the 10th business day after the condition concerning the clients of that business contained in the Acquisition Agreement has been fulfilled |
| **"Convertible Preference Share Unit"** | a unit comprising one Preference Share issued by the Company and one Warrant issued by Aberdeen Warrants (Jersey) Limited |
| **"CREST"** | the computerised settlement system (as defined in the Regulations) to facilitate the transfer of securities in uncertificated form operated by CRESTCo |
| **"CRESTCo"** | CRESTCo Limited |
| **"CREST member"** | a person who has been admitted by CRESTCo as a system-member (as defined in the Regulations) |
| **"CREST Manual"** | the document entitled the 'CREST Manual' issued by CRESTCo and containing the rules governing the operation of CREST, as from time to time amended or replaced |
| **"CREST sponsor"** | a CREST participant admitted to CREST as a CREST sponsor |
| **"CREST sponsored member"** | a CREST participant admitted to CREST as a sponsored member (which includes all CREST personal members) |
| **"Dealing Day"** | a day in which dealings in domestic securities may take place on the authority of the London Stock Exchange |
| **"Deutsche Asset Management"** | Deutsche Asset Management Group Limited |
| **"Deutsche Bank"** | Deutsche Bank AG |
| **"EGM Notice"** | the notice of the Extraordinary General Meeting set out in the Circular |
| **"Enlarged Aberdeen Group"** | the Aberdeen Group as enlarged by the Target Companies and the Target Businesses following completion of the Acquisition |
| **"Equities/Multi-Asset Business"** | the UK and Global Equities Business and the Multi-Asset Business |
| **"Existing Ordinary Shares"** | Ordinary Shares held by the Qualifying Shareholders at the Record Date |
| **"Extraordinary General Meeting" or "EGM"** | the extraordinary general meeting of the Company to be held at 10.30 a.m. on Wednesday, 31 August 2005 |
| **"Financial Services and Markets Act"** | the Financial Services and Markets Act 2000, as amended |
| **"Financial Services Authority" or "FSA"** | the Financial Services Authority in the UK |
| **"FOS"** | the Financial Ombudsman Service |
| **"Fully Paid Rights"** | rights to acquire New Ordinary Shares, fully paid |
| **"Japan"** | Japan, its cities, prefectures, territories and possessions |
| **"JPMorgan"** | J.P. Morgan Securities Ltd. |
| **"JPMorgan Cazenove"** | JPMorgan Cazenove Limited |
| **"LIBOR"** | London interbank offered rate for sterling for six months |

| | |
|---|---|
| **"Listing Rules"** | the listing rules and regulations made by the UKLA under the Financial Services and Markets Act |
| **"London Fixed Income Business"** | the London-based business managing fixed income assets |
| **"London Stock Exchange"** | London Stock Exchange plc |
| **"LTIP"** | the Aberdeen 2005 Long Term Incentive Plan |
| **"Main Market" or "London Stock Exchange's Main Market"** | the London Stock Exchange's market for larger and established companies |
| **"Measurement Period"** | the measurement period for an Award under the LTIP, as set out in paragraph 8.3(v) of Part 10 of this document |
| **"member account ID"** | the identification code or number attached to any member account in CREST |
| **"Multi-Asset Business"** | the London-based business managing multi-assets mandates |
| **"New Ordinary Shares"** | up to 486,000,000 new Ordinary Shares proposed to be issued on a 3 for 2 basis to Qualifying Shareholders subject to the terms of the Rights Issue |
| **"New Zealand"** | New Zealand, its territories and possessions |
| **"Nil Paid Rights"** | rights to acquire New Ordinary Shares in nil paid form to be provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue |
| **"OEIC"** | open-ended investment company |
| **"OEIC Business"** | the London-based business managing OEICs |
| **"Official List"** | the Official List of the UKLA |
| **"Ordinary Shareholders" or "Shareholders"** | the holders of Ordinary Shares |
| **"Ordinary Shares"** | ordinary shares of 10p each in the share capital of Aberdeen |
| **"Overseas Shareholders"** | Shareholders whose registered address is outside the UK or who are citizens or residents of countries other than in the UK |
| **"participant ID"** | the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant |
| **"Philadelphia Fixed Income Contracts"** | the Philadelphia-based contracts managing investment grade fixed income assets |
| **"Preference Shareholders"** | the holders of Preference Shares |
| **"Preference Shares"** | non-cumulative non-voting perpetual preference shares of £100 nominal value each in the share capital of Aberdeen |
| **"Progressive"** | Aberdeen Progressive Growth Unit Trust |
| **"Proposals"** | the Rights Issue and the Acquisition |
| **"Provisional Allotment Letters" or "PALs"** | the renounceable provisional allotment letters to be despatched to Qualifying Non-CREST Shareholders by the Company in respect of the Nil Paid Rights pursuant to the Rights Issue |
| **"Qualifying CREST Shareholders"** | Qualifying Shareholders whose Ordinary Shares on the register of members of the Company at the close of business on the Record Date are in certificated form |

| | |
|---|---|
| **"Qualifying Non-CREST Shareholders"** | Qualifying Shareholders whose Ordinary Shares on the register of members of the Company at the close of business on the Record Date are in certificated form |
| **"Qualifying Shareholders"** | holders of Ordinary Shares on the register of members of Aberdeen at the close of business on the Record Date as described in Part 1 of this document |
| **"Record Date"** | 26 August 2005 |
| **"Registrars"** | Lloyds TSB Registrars |
| **"Regulations"** | the Uncertificated Securities Regulations (SI 2001/3755) |
| **"REO"** | Real Estate Opportunities Limited |
| **"Resolution"** | the ordinary resolution set out in the EGM Notice |
| **"Rights Issue"** | the proposed issue by way of rights of New Ordinary Shares to Qualifying Shareholders as described in Part 1 of this document |
| **"Rights Issue Price"** | 63p per New Ordinary Share |
| **"run-rate management fees"** | in respect of the Target Businesses annualised, management fees as recorded in the systems of the Target Businesses excluding management fees from clients who have terminated their contracts |
| **"Securities Act"** | US Securities Act of 1933, as amended |
| **"Shareholders"** | the holders of Ordinary Shares |
| **"Shares"** | Preference Shares and/or Ordinary Shares as the context may require |
| **"Share Incentive Plan"** | the Aberdeen Asset Management PLC Share Incentive Plan |
| **"Splits" or "Splits Sector"** | the UK split closed-ended investment fund sector |
| **"Sponsor"** | JPMorgan Cazenove |
| **"stock account"** | an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited |
| **"Subscription Price"** | 63p per New Ordinary Share |
| **"Target Businesses"** | the asset management businesses of Deutsche Bank proposed to be acquired by Aberdeen, comprising the London Fixed Income Business, the OEIC Business and the Equities/Multi-Asset Business all of which operate within the Target Companies and the Philadelphia Fixed Income Contracts |
| **"Target Companies"** | Deutsche Asset Management Life & Pensions Limited, Deutsche Asset Management Limited, DWS Investment Funds Limited, DWS Funds Management Limited, Deutsche Asset Management (Ireland) Limited and Deutsche Asset Management Investment Services Limited |
| **"UK" or "United Kingdom"** | the United Kingdom of Great Britain and Northern Ireland |
| **"UK and Global Equities Business"** | the UK equities business and global equities business providing and managing UK and global equities products |
| **"UKLA" or "UK Listing Authority"** | the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act |
| **"uncertificated" or "in uncertificated form"** | recorded on the register of members of the Company as being held in uncertificated form (that is securities held in CREST) |
| **"Underwriting Agreement"** | the agreement between (1) the Company (2) JPMorgan Securities Limited and (3) JPMorgan Cazenove Limited dated 7 July 2005 the |

| | |
|---|---|
| | terms of which are detailed in paragraph 14.1(b) of Part 10 of this document |
| **"United States" or "US"** | the United States of America, its possessions or territories, any state of the United States of America and the District of Columbia or any area subject to its jurisdictions or any political subdivision thereof |
| **"Uplift Plan"** | the Uplift Plan formulated by the Company available to eligible investors in Progressive |
| **"US Person"** | US Persons as defined by Regulation S of the Securities Act 1933 of the United States |
| **"Warrants"** | warrants issued by Aberdeen Warrants (Jersey) Limited to subscribe for Preference Shares in the share capital of that company and comprising part of a Convertible Preference Share Unit |

In addition, "subsidiary", "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings respectively ascribed to them by the Companies Act, disregarding for this purpose paragraph 20(1)(b) of Schedule 4A to the Companies Act.

## PART 12

## CHECKLIST OF DOCUMENTATION INCORPORATED BY REFERENCE

| Information incorporated by reference | Document Reference | Page No in Prospectus |
|---|---|---|
| Chief Executive's Review 2002 | Annual Report and Accounts 2002 (pages 9 to 15) | 36 |
| Chief Executive's Review 2003 | Annual Report and Accounts 2003 (pages 5 to 9) | 36 |
| Chief Executive's Review 2004 | Annual Report and Accounts 2004 (pages 5 to 8) | 36 |
| Financial Review 2002 | Annual Report and Accounts 2002 (pages 22 to 23) | 36 |
| Financial Review 2003 | Annual Report and Accounts 2003 (pages 16 to 18) | 36 |
| Financial Review 2004 | Annual Report and Accounts 2004 (pages 14 to 18) | 36 |
| Chairman's Statement 2005 | Interim Report and Accounts 2005 (pages 2 to 3) | 44 |
| Remuneration Report 2002 | Annual Report and Accounts 2002 (pages 28 to 31) | 44 |
| Remuneration Report 2003 | Annual Report and Accounts 2003 (pages 23 to 28) | 44 |
| Remuneration Report 2004 | Annual Report and Accounts 2004 (pages 24 to 29) | 44 |
| Annual Report and Accounts 2002, including consolidated profit and loss account, consolidated statement of total recognised gains and losses, consolidated balance sheet and consolidated cash flow statement | Annual Report and Accounts 2002 (pages 34 to 36) | 36, 44 |
| Annual Report and Accounts 2003, including consolidated profit and loss account, consolidated statement of total recognised gains and losses, consolidated balance sheet and consolidated cash flow statement | Annual Report and Accounts 2003 (pages 32 to 57) | 36, 44 |
| Interim Report and Accounts 2004, including consolidated profit and loss account, consolidated statement of total recognised gains and losses, consolidated balance sheet and consolidated cash flow statements | Interim Report and Accounts 2004 (pages 3 to 5) | 36, 45 |
| Annual Report and Accounts 2004, including consolidated profit and loss account, consolidated statement of total recognised gains and losses, consolidated balance sheet and consolidated cash flow statement | Annual Report and Accounts 2004 (pages 34 to 36) | 36, 44 |
| Interim Report and Accounts 2005, including consolidated profit and loss account, consolidated statement of total recognised gains and losses, consolidated balance sheet and consolidated cash flow statements | Interim Report and Accounts 2005 (pages 4 to 11) | 36, 45 |
| Terms of the Convertible Preference Share Units | Prospectus of the Company dated 3 June 2005 (pages 24 to 49) | 95 |

| Information incorporated by reference | Document Reference | Page No in Prospectus |
|---|---|---|
| Summary of the Preference Share Agency Agreement dated 30 June 2005 between (1) Aberdeen and (2) JPMorgan Chase Bank N.A. | Prospectus of the Company dated 3 June 2005 (page 150) | 106 |
| Summary of the subscription agreement dated 3 May 2005 (and restated on 2 June 2005) between (1) Aberdeen (2) J.P. Morgan Securities Ltd. and (3) JPMorgan Cazenove Limited and (4) Aberdeen Warrants (Jersey) Limited | Prospectus of the Company dated 3 June 2005 (page 150) | 106 |
| Summary of the forward exchange agreement dated 30 June 2005 between Aberdeen and Aberdeen Warrants (Jersey) Limited | Prospectus of the Company dated 3 June 2005 (page 150) | 106 |
| Summary of the deed of covenant dated 30 June 2005 by the Company | Prospectus of the Company dated 3 June 2005 (page 150) | 106 |
| Summary of the deed poll dated 30 June 2005 entered into by the Company | Prospectus of the Company dated 3 June 2005 (page 150) | 106 |
| Summary of the subscription agreement dated 16 February 2005 between Aberdeen (1), JP Morgan (2) and Cazenove & Co. Ltd | Offering Circular of the Company dated 8 March 2005 (pages 101 to 102) | 106 |
| Summary of the joint lead manager and selling agency agreement dated 16 February 2005 between JPMorgan (1), BNP Paribas (2) and Aberdeen (3) | Offering Circular of the Company dated 8 March 2005 (page 122) | 106 |
| Summary of the trust deed dated 10 March 2005 between Aberdeen (1), JPMorgan and The Law Debenture Trust Corporation p.l.c. (2) | Offering Circular of the Company dated 8 March 2005 (page 122) | 106 |
| Summary of the paying and conversion agency agreement dated 10 March 2005 between Aberdeen (1), BNP Paribas Securities Services, Luxembourg Branch (2), BNP Paribas, London Branch (3) and The Law Debenture Trust Corporation p.l.c (4) | Offering Circular of the Company dated 8 March 2005 (page 122) | 106 |
| Summary of the facility agreement between, *inter alia*, Bank of Scotland (1) and the Issuer (2) dated 10 October 2000 as supplemented or amended by agreements dated 30 May 2001, 7 February 2002, 31 March 2003, 27 October 2003, 30 June 2004, 12 November 2004, 27 January 2005 and 13 June 2005 | Offering Circular of the Company dated 8 March 2005 (page 122) | 106 |
| Summary of the sale agreement dated 5 September 2003 between Aberdeen (1), New Star Asset Management Group Limited (2) | Listing Particulars of the Company dated 3 October 2003 (pages 91 to 93) | 106 |
| Summary of the share sale and purchase agreement dated 8 October 2002 between Ilmarinen Mutual Pension Insurance Company (1) and Aberdeen Property Investors Nordic AB (2) | Listing Particulars of the Company dated 3 October 2003 (page 123) | 107 |
| Summary of the shareholders agreement dated 8 October 2002 between Ilmarinen Mutual Pension Insurance Company (1) and Aberdeen Property Investors Nordiac AB (2) | Listing Particulars of the Company dated 3 October 2003 (pages 123 to 124) | 107 |

| Information incorporated by reference | Document Reference | Page No in Prospectus |
|---|---|---|
| Summary of the letter of undertaking dated 4 September 2003 between Edinburgh Fund Managers Group plc (1) and Aberdeen (2) | Listing Particulars of the Company dated 3 October 2003 (page 128) | 107 |
| Summary of the letter agreement between Aberdeen (1) and the trustees of the Edinburgh Fund Managers Group plc Retirement and Death Benefits Plan (2) | Listing Particulars of the Company dated 3 October 2003 (page 124) | 107 |
| Summary of the share purchase agreement dated 11 September 2003 between Aberdeen (1) and John Walton. John Pennink, Mark Townsend, Joe Bauernfreund and Francesa Eady | Listing Particulars of the Company dated 3 October 2003 (pages 124 to 125) | 107 |
| Notice of Extraordinary General Meeting | Circular (pages 23 to 24) | 18, 75 |

## CIRCULAR

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION AND SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED 12 AUGUST 2005 WHICH ACCOMPANIES THIS DOCUMENT. AS SET OUT IN PART 5 OF THIS DOCUMENT, PARTS OF THE PROSPECTUS ARE DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS DOCUMENT. If you are in any doubt about the action you should take, you should immediately consult an independent financial adviser authorised under the Financial Services and Markets Act 2000 (or, in the case of recipients outside the United Kingdom, a stockbroker, bank manager, solicitor, accountant or other appropriately authorised independent financial or professional adviser) without delay.**

If you have sold or otherwise transferred all of your shares in Aberdeen Asset Management PLC, please pass this document, together with the accompanying form of proxy and Prospectus as soon as possible to the purchaser or transferee or to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. This document together with the accompanying form of proxy and Prospectus does not constitute an offer to sell or the solicitation of an offer to acquire New Ordinary Shares and/or Provisional Allotment Letters and/or Nil Paid Rights and/or Fully Paid Rights and/or to take up any entitlements. The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any of those restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction. In the event that this document together with the accompanying form of proxy and Prospectus is forwarded to, or transmitted in or into, Canada, Australia, Japan, New Zealand, South Africa or the Republic of Ireland then the Prospectus shall be deemed forwarded to, or transmitted in or into such territories or jurisdictions for information purposes only.

---

# ABERDEEN ASSET MANAGEMENT PLC

*(Registered in Scotland with company number SC82015)*


Aberdeen



# Proposed Acquisition of certain Fund Management Businesses and Contracts of Deutsche Bank AG and 3 for 2 Rights Issue of up to 486,000,000 New Ordinary Shares at 63p per Share and Notice of Extraordinary General Meeting

---

**JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Aberdeen Asset Management PLC and no one else in connection with the Proposals and will not be responsible to anyone other than Aberdeen Asset Management PLC for providing the protections afforded to customers of JPMorgan Cazenove or for giving advice in relation to the Proposals, the contents of this document and the accompanying documents or arrangements referred to therein.**

**Bridgewell Securities, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Aberdeen Asset Management PLC and no one else in connection with the Proposals and will not be responsible to anyone other than Aberdeen Asset Management PLC for providing the protections afforded to customers of Bridgewell Securities or for giving advice in relation to the Proposals, the contents of this document and the accompanying documents or arrangements referred to therein.**

**PERSONS RECEIVING A COPY OF THIS DOCUMENT ARE DIRECTED TOWARDS PART 2 HEADED "RISK FACTORS" ON PAGES 13 TO 16 OF THIS DOCUMENT.**

The Directors, whose names appear on page 3 of this document accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. **Your attention is drawn to the letter from the chairman of Aberdeen Asset Management PLC which is set out on pages 3 to 10 (inclusive) of this document and which contains the unanimous recommendation of the Board to vote in favour of the resolution to be proposed at the Extraordinary General Meeting referred to below.**

Notice of the Extraordinary General Meeting of Aberdeen Asset Management PLC to be held at Donaldson House, 97 Haymarket Terrace, Edinburgh EH12 5HD, at 10.30 a.m. on 31 August 2005 is set out at the end of this document. To be valid, the form of proxy for use at the Extraordinary General Meeting, which is enclosed with this document, must be completed and returned by Ordinary Shareholders so as to be received by the Company's registrars not later than 10.30 a.m. on 29 August 2005. Only Ordinary Shareholders are entitled to vote at the Extraordinary General Meeting.

12 August 2005

## NOTICE TO US INVESTORS

The New Ordinary Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters have not been and will not be registered under the Securities Act or under the securities laws of any state of the United States. The New Ordinary Shares, the Nil Paid Rights, the Fully Paid Rights and the Provisional Allotment Letters will be issued pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 801 thereunder.

The Rights Issue is made for the securities of a UK company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Aberdeen is located in the UK, and some or all of its officers and directors may reside outside of the US. You may not be able to sue a UK company or its officers or directors in a non-US court for violations of US securities laws. It may be difficult to compel a UK company and its affiliates to subject themselves to a US court's judgment.

The rights granted in the Rights Issue may not be transferred by US holders except in accordance with the provisions of Regulation S (Rules 901 through 905) under the Securities Act. Shares acquired pursuant to the Rights Issue and described in this prospectus are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act to the same extent and proportion that the Ordinary Shares held by the Shareholder as of the Record Date for the Rights Issue were restricted securities.

## CONTENTS



*(Registered in Scotland No. SC82015)*

| *Directors* | *Registered office* |
|---|---|
| Charles Leonard Anthony Irby *(Chairman)*<br>Martin James Gilbert *(Chief Executive)*<br>Andrew Arthur Laing *(Executive Director)*<br>William John Rattray *(Finance Director)*<br>Donald Henry Waters *(Senior Independent Non-Executive Director)*<br>Roger Courtenay Cornick *(Independent Non-Executive Director)*<br>Anita Margaret Frew *(Independent Non-Executive Director)*<br>Rt. Hon. Sir Malcolm Rifkind QC MP *(Independent Non-Executive Director)*<br>Christopher Giles Herron Weaver *(Independent Non-Executive Director)* | 10 Queen's Terrace<br>Aberdeen<br>AB10 1YG |

12 August 2005

*To Ordinary Shareholders and, for information only, to holders of Bonds, holders of Preference Shares and Warrants and holders of options under the Aberdeen Share Option Schemes*

Dear Shareholder,

**Proposed Acquisition of Certain Fund Management Businesses and Contracts of Deutsche Bank AG, 3 for 2 Rights Issue and Notice of Extraordinary General Meeting**

## Introduction

Your Board announced on 7 July 2005 that the Company proposes to acquire certain fund management businesses of Deutsche Bank for cash consideration, further details of which are set out below. The Board also announced that to fund the Acquisition, the Company proposes to raise approximately £216 million(1), net of expenses, by way of a rights issue of up to 486,000,000 New Ordinary Shares at 63p per share on the basis of 3 New Ordinary Shares for each 2 Existing Ordinary Shares. The Rights Issue has been underwritten by JPMorgan on behalf of JPMorgan Cazenove.

## The Acquisition

Under the terms of the Acquisition Agreement, and subject to all relevant conditions being satisfied, Aberdeen has agreed to pay Deutsche Asset Management up to £200 million in cash in respect of the London Fixed Income Business, the Philadelphia Fixed Income Contracts and the OEIC Business on the Closing Date (expected to be on or around 30 September 2005). In the case of the Philadelphia Fixed Income Contracts, the Closing Date may be postponed until 30 November 2005 or later to enable relevant client consents to be obtained. A further deferred payment in respect of the Equities/Multi-Asset Business of between nil and £45 million will be made by Aberdeen depending on the run-rate management fees of those businesses at 30 June 2006.(2) The total adjusted consideration is not expected to exceed £245 million plus payment on a pound for pound basis for any excess of the net asset value of the Target Businesses at the Closing Date over £35 million. The net asset value of the Target Businesses at the Closing Date is expected to be between £35 million and £60 million. Therefore, the consideration is expected to be no greater than £270 million, on the basis that the net asset value of the Target Businesses at the Closing Date is no more than £60 million. The final amount payable by Aberdeen will depend, in part, on the final run-rate management fees of the Target Businesses compared with certain target run-rate management fees. The minimum amount payable for the Target Businesses will be £111.5 million, including the net asset value payment.

(1) Based on the issue of 362,873,245 New Ordinary Shares (being the issue of 3 New Ordinary Shares for every 2 Existing Ordinary Shares at the date of this document when there were 241,915,497 Existing Ordinary Shares in issue) at 63 pence per New Ordinary Share, less expenses of £12.6 million.

(2) As set out in the Unaudited Pro Forma Financial Information on page 67 of the Prospectus, the Company's prudent estimate of the deferred payment in respect of the Equities/Multi-Asset Business is £38.9 million.

Under the terms of the Acquisition Agreement, the Acquisition is conditional upon, inter alia:

- approval by the Deutsche Bank supervisory board (such approval having now been granted);
- the parties obtaining all necessary regulatory and competition consents;
- the approval by Shareholders at the Extraordinary General Meeting;
- the aggregate run-rate management fees of the London Fixed Income Business and Philadelphia Fixed Income Contracts being not less than £26.6 million at the Closing Date (this is in order to give the Company some assurance in relation to the number of US clients consenting to the Acquisition at the Closing Date in the UK); and
- certain conditions of the Underwriting Agreement being fulfilled.

The Acquisition will be effected by the transfer of certain legal entities to Aberdeen (the "Target Companies"), the novation of the Philadelphia Fixed Income Contracts and Aberdeen taking on employees from Deutsche Asset Management (which collectively are referred to as the "Target Businesses"). Further details of the Target Businesses are set out below and the terms of the Acquisition Agreement are summarised in Part 1 of this document.

**Reasons for, and benefits of, the Acquisition and the Rights Issue**

Aberdeen's corporate strategy is to be recognised as an active manager of equities and fixed interest securities, delivering consistent performance and adopting a differentiated investment process that is the choice of investors in both mainstream asset categories and in the specialist niche funds in which the Aberdeen Group has expertise. Your Board firmly believes in providing high quality client service based on remaining an independent fund manager focused on delivering the needs of the investor.

In addition, Aberdeen has sought to grow and diversify its recurring revenue streams across a range of asset classes. Aberdeen has consistently pursued this strategy through both organic growth and a number of successful acquisitions. The Board believes that the Acquisition is consistent with this strategy. The Acquisition will add depth to the product offering of Aberdeen and broaden its mix of assets under management. By exploiting Aberdeen's skills and strong track record in integrating businesses, your Board expects the Acquisition to create value for Shareholders through applying Aberdeen's operating model and efficient cost structure to significantly increased revenues. Your Board believes that the Acquisition will be materially earnings enhancing (before any amortisation of intangible assets) from the Closing Date.

The purpose of the Rights Issue is to fund the Acquisition. Any incremental consideration in respect of excess net assets will be financed from bank borrowings. The deferred consideration payable in respect of the Equities/Multi-Asset Business will be financed from borrowings. The Rights Issue will also reduce the gearing ratio of the Company.

**Class 1 transaction**

The Acquisition, in view of its size, constitutes a Class 1 transaction for the purposes of the Listing Rules of the UK Listing Authority. Accordingly, the Acquisition is conditional on, *inter alia*, the passing by Ordinary Shareholders of an ordinary resolution approving the Acquisition which will be proposed at an extraordinary general meeting of the Company to be held on 31 August 2005. Further details of the Extraordinary General Meeting are set out below.

**Information on the Target Businesses**

The Target Businesses comprise the London-based Fixed Income Business, the Philadelphia-based Philadelphia Fixed Income Contracts, the OEIC Business, a London-based UK and Global Equities Business and a London-based Multi-Asset Business.

As at 31 May 2005, the Target Businesses had assets under management of £46.3 billion with annualised run-rate management fees at that date of £119.3 million.

For the year ended 31 December 2004, under Deutsche Bank's ownership, the Target Businesses made losses before tax of £35.9 million. Aberdeen expects to operate the Target Businesses profitably from a much reduced cost base, a further discussion of which is set out below in the paragraph entitled "Integration". As at 31 December 2004, the Target Businesses had gross assets of £252.8 million, excluding unit linked long term life assurance assets held on the balance sheet.

The investment styles and products of the Target Businesses are complementary to those of the Group and the Target Businesses also contribute strong domestic products and global capabilities.

The London Fixed Income Business and the business derived from the Philadelphia Fixed Income Contracts enjoy a strong and long-standing relationship, and have been jointly managing portfolios since 1991. There has been a significant exchange of personnel between the two businesses in the past, and it is Aberdeen's intention to continue to manage both as an integrated global fixed income business reporting to Steve Ilott, who is currently Head of Fixed Income at the Target Businesses and who will join Aberdeen's Executive Committee continuing as Head of Fixed Income. The investment styles and products are complementary and both businesses contribute strong domestic products and global capabilities, in addition to the jointly-managed products. The integrated global fixed income business will bring a proven capability in UK, US, Euro, global and emerging market bonds which will fit well with Aberdeen's own specialisms in Asian, emerging market and European high yield bonds.

*London Fixed Income Business*

The London Fixed Income Business investment platform is established so as to generate investment performance from credit risk, interest rate risk and currency risk. It has the capability to use derivatives to generate performance and to manage portfolios according to liability-driven benchmarks. The business follows a team-based investment culture.

As of 31 May 2005, the London Fixed Income Business managed £16.0 billion (31 December 2004: £14.7 billion) of assets under management, for more than 200 clients, generating £28.6 million in annualised management fees. The London Fixed Income Business generated net business inflows of £2.0 billion in 2004 and £0.6 billion in the first five months to 31 May 2005.

*Philadelphia Fixed Income Contracts*

The Philadelphia Fixed Income Contracts relate to highly-regarded US investment grade fixed income products, managed by a well-respected team with an established reputation in the US institutional marketplace and a growing reputation in the US retail market, with a presence on many major brokerage platforms. As part of the Acquisition, Aberdeen has made offers of employment to members of this team to manage the contracts after completion. These products have consistently generated top quartile or better returns, with bottom quartile tracking error, which follows a distinctive bottom-up, low risk investment approach. The experienced senior management team leads the disciplined investment process. The contracts are with approximately 200 clients, including the flagship Scudder Fixed Income Fund which is rated "5-stars" by Morningstar, Inc.

As of 31 May 2005, the Philadelphia Fixed Income Contracts managed £11.7 billion (31 December 2004: £10.3 billion) of assets under management, generating £30.5 million in annualised management fees. The Philadelphia Fixed Income Contracts generated net business inflows of £0.2 billion in 2004 and £0.2 billion in the first five months to 31 May 2005.

*Financial information relating to the Philadelphia Fixed Income Contracts*

In considering the financial information relating to the Philadelphia Fixed Income Contracts set out in Part 7 of the Prospectus, Shareholders should note the limitations in the information and evidence available to KPMG Audit Plc. As a result, KPMG Audit Plc has only reported on the revenue and property lease costs of the Philadelphia Fixed Income Contracts and is unable to form an opinion as to whether the financial information gives a true and fair view of the assets under management, employee costs and fixed assets.

The Directors do not believe that the disclaimer of opinion in relation to the financial information on assets under management, employee costs and fixed assets is significant for Shareholders for the following reasons:

- Aberdeen intends to manage the operations of the Philadelphia Fixed Income Contracts differently from the way in which Deutsche Bank has done so in the past. This includes the outsourcing of the back-office platform. As a consequence, the future cost base and hence profitability of the Philadelphia Fixed Income Contracts is likely to be materially different from that achieved historically. Further detail on this is set out in the paragraph on integration below; and

- Revenue attributable to the Philadelphia Fixed Income Contracts is the most relevant financial information for considering the benefits of the acquisition of the Philadelphia Fixed Income Contracts.

Accordingly, the Directors believe that, notwithstanding the modified opinion referred to above, they are able to make their unanimous recommendation at the end of this letter.

*OEIC Business*

The OEIC Business consists of 26 collective investment vehicles ("OEIC Funds") managing £1.8 billion in assets under management as of 31 May 2005 (31 December 2004: £1.8 billion), generating £16.5 million in annualised management fees. The OEIC Funds are distributed principally through independent financial advisers, private wealth management firms, and life insurance companies and are largely managed by investment professionals associated with the other Target Businesses.

The OEIC Business generated net business inflows of approximately £38 million in 2004 and outflows of approximately £20 million in the first five months to 31 May 2005.

*UK and Global Equities Business*

The UK and Global Equities Business provides specialised investment management products, based on fundamental research and a disciplined and rigorous investment process. Investment performance in UK equities products weakened in the period from 2001, but has recently stabilised following changes implemented in October 2004, with good performance in new "high alpha" products. The Global Equities Business also has an excellent "high alpha" record.

As at 31 May 2005, the UK and Global Equities business had £3.3 billion (31 December 2004: £3.3 billion) in assets under management, generating £7.9 million in annualised management fees. In light of the recent investment performance challenges faced by this business, which has led to disappointing mandate and asset retention, the consideration to be paid by Aberdeen for this business will be deferred, and will be contingent on the value of run-rate management fees, aggregated with those of the Multi-Asset Business, as at 30 June 2006.

*Multi-Asset*

The Multi-Asset Business is constructed from investment management products generated by the separate fixed income and equities businesses. This business has suffered from a sector-wide decline in demand for balanced mandates, as well as weak equity performance affecting this product's track record.

As of 31 May 2005, the Multi-Asset Business had £13.5 billion (31 December 2004: £13.4 billion) in assets under management, generating £35.8 million in annualised management fees. In light of the sector-wide decline and recent investment performance challenges faced by this business, the consideration to be paid by Aberdeen for this business will be deferred, and will be contingent on the value of run-rate management fees, aggregated with those of the UK and Global Equities Business, as at 30 June 2006.

*Integration*

Fund managers and client-facing staff associated with the Target Businesses will transfer to the Company. In addition, the Company intends to enter into outsourcing arrangements with BNPP SS under which the Target Businesses' back-office platform will be migrated to BNPP SS in accordance with the Company's stated outsourcing policy. The arrangements will be based on those already in place under which BNPP SS supplies back-office services to the Company. BNPP SS's charges for this service will be variable, dependent on, inter alia, client numbers and the value of assets under administration.

The cost base of the Target Businesses has historically included central costs charged by the Deutsche Bank group. On the Closing Date, such charges will cease, leading to a reduction in the cost base of the Target Businesses.

Employees of the Target Businesses who join the Company and who are based in London will move to the Company's existing premises at One Bow Churchyard. It is anticipated that all transferring employees of the Target Businesses will join the Aberdeen pension scheme and the Company will not be acquiring any responsibility or liabilities for the Deutsche Asset Management pension schemes. Certain transitional services will be provided to the Company by Deutsche Asset Management in relation to the Target Businesses for a limited period of time. Cost savings are expected to result from the transfer of staff from the Target Business to the Company or BNPP SS. Furthermore, it is expected that there will be cost savings from the removal of duplicated costs.

The Company intends that the process of integrating the Target Businesses into the Company's existing operations will commence on the Closing Date, although planning for this process is already well advanced. It is expected that the Target Businesses will be integrated within a year of the Closing Date.

The Company expects that following the integration of the Target Businesses, the operating margin achieved by these businesses as part of the Group will be in line with the Company's current fund management operating margin, and thereby contribute to an increase in the overall Aberdeen Group operating margin.

The Target Businesses will operate under the Company's brand from the Closing Date.

**Management and Board**

The global fixed income business will be managed under the leadership of Steve Ilott, currently Head of Fixed Income at the Target Businesses, who will become Aberdeen's Head of Fixed Income and join Aberdeen's Executive Committee. There will be no change to Aberdeen's Board of Directors as a result of the Acquisition.

**Summary of the Rights Issue**

As referred to above, the Company proposes to raise approximately £216 million net of expenses, by means of the issue of New Ordinary Shares by way of rights on a 3 for 2 basis at the Issue Price. The Issue Price represents a discount of approximately 49 per cent. to the closing price for an Existing Ordinary Share of 123 pence on 6 July 2005 (being the date prior to the announcement of the Proposals).

Qualifying Shareholders will be given the opportunity to subscribe under the Rights Issue for New Ordinary Shares at the Rights Issue Price *pro rata* to their existing shareholdings on the basis of 3 New Ordinary Shares for every 2 Existing Ordinary Shares registered in their name as at the Record Date and so in proportion for any other number of Existing Ordinary Shares then held. Entitlements to fractions of New Ordinary Shares will not be allotted to Qualifying Shareholders, but will be aggregated and sold in the market for the ultimate benefit of the Company. Shareholders with fewer than 2 Existing Ordinary Shares will not be entitled to acquire any New Ordinary Shares.

The New Ordinary Shares will be credited as fully paid, will rank *pari passu* in all respects with, and will carry the same voting and dividend rights as, the Existing Ordinary Shares and will rank *pari passu* for any final dividend for the year ended 30 September 2005. Application has been made to the UK Listing Authority for admission of the New Ordinary Shares to the Official List and to the London Stock Exchange for admission of the New Ordinary Shares to trading on its Main Market. Subject to the Rights Issue becoming unconditional in all respects, it is expected that Admission will become effective and that dealings in New Ordinary Shares, nil paid, will commence by no later than 8.00 a.m. on 1 September 2005.

Subject to the satisfaction of the conditions of the Rights Issue, the New Ordinary Shares to be issued under the Rights Issue will be registered in the names of the Qualifying Shareholders validly applying for them and issued, as applicable, either:

(a) in certificated form, with the relevant share certificate expected to be despatched by post, at the applicant's risk, by 3 October 2005; or

(b) in CREST, with delivery (to the designated CREST account) of the New Ordinary Shares applied for expected to take place on 26 September 2005 unless the Company exercises its right to issue such New Ordinary Shares in certificated form.

No temporary documents of title will be issued.

In order to undertake the Rights Issue, the approval of Shareholders will also be sought at the EGM to authorise the Directors to allot and issue the New Ordinary Shares under the Rights Issue. Accordingly, the Rights Issue is conditional upon, *inter alia*, the passing of the Resolution set out in the EGM Notice. The Rights Issue is not conditional on, among other things, the Acquisition Agreement becoming unconditional in all respects. However, in the event that the Rights Issue proceeds, but the Acquisition does not subsequently complete, your Board expects that it would return to Shareholders the net proceeds of the Rights Issue in the most cost effective manner practicable. Please refer to Part 1 of the Prospectus for the further terms and conditions relating to the Rights Issue.

Further details of the terms of the New Ordinary Shares and a summary of the relevant provisions of the Articles are set out in Part 10 of the Prospectus.

**Directors intentions under the Rights Issue**

Certain Directors who are Qualifying Shareholders intend either to take up their rights in full or to sell a sufficient number of rights to finance the take-up of the balance.

**Risk factors**

The Board believes a number of risks are important in considering any assessment of the Acquisition and Rights Issue and you are recommended to refer to Part 2 of this document where the risk factors are set out. In relation to the Acquisition they include the ongoing situation in relation to split capital investment trusts, the potential loss of key employees from the Target Businesses, fluctuations in financial markets and exchange rates, the regulatory and economic environment that the Target Businesses are subject to, the level of clients retained by the Target Businesses and the Company's ability to manage costs.

In considering the risks associated with participating in the Rights Issue and an investment in the Company and the income derived from it, the Board considers the following risks, in addition to the risks referred to above, to be important: an investor may not get back the original amount invested; the New Ordinary Shares may be subject to significant fluctuations in market price; and investors risk realising less than their initial investment upon a disposal of shares. Investors who choose neither to take up or to sell their rights will have their interest in the Company diluted and are likely to see the market price of their Existing Ordinary Shares decline after the Record Date.

**Working Capital**

The Company is of the opinion that, having regard to the cash balances and existing bank and other facilities available to the Enlarged Aberdeen Group, and having taken into account the costs associated with and the consideration payable under the Acquisition and the net proceeds of the Rights Issue receivable by the Company, the working capital available to the Enlarged Aberdeen Group is sufficient for its present requirements, that is for at least the next 12 months following the date of this document.

**Overseas Shareholders**

New Ordinary Shares will be provisionally allotted to all Qualifying Shareholders, including all Qualifying Shareholders with a registered address outside the United Kingdom. However, due to securities law restrictions in certain overseas jurisdictions, subject to certain exceptions, whilst Shareholders with a registered address outside the United Kingdom and Channel Islands will be sent a copy of the Prospectus, they will not be sent a Provisional Allotment Letter nor will they have their stock accounts in CREST credited with entitlements to Nil Paid Rights, as applicable.

Notwithstanding the above, if such Shareholders provide to the Company proof satisfactory to the Company that they are able properly and lawfully to receive a Provisional Allotment Letter or have their stock account in CREST credited with their entitlements to Nil Paid Rights, as applicable, without the contravention of any registration or other legal requirement in any jurisdiction, they will be sent a Provisional Allotment Letter or have their stock account in CREST credited with their entitlements to Nil Paid Rights, as applicable. Any Shareholder who believes that he or she may be able to take advantage of the exception outlined immediately above should contact the Company Secretary either in writing at the address on the front of this letter or by telephone on 01224 631999 (or +44 1224 631999 from outside the UK).

For the avoidance of doubt, and notwithstanding the provisions in the above paragraph, this circular has been sent to all Shareholders of the Company.

**Holders of Bonds, Preference Shares, Warrants and participants in the Aberdeen Share Option Schemes**

Participants in the Aberdeen Share Option Scheme will be contacted separately with information on how these schemes will be affected by the Rights Issue.

Holders of Bonds, Preference Shares and Warrants will be notified of any adjustment to their conversion, exercise or redemption price (where appropriate) by way of announcement at the appropriate time.

**Extraordinary General Meeting**

Shareholders will find set out at the end of this document a notice of an Extraordinary General Meeting of the Company to be held at 10.30 a.m. on Wednesday, 31 August 2005 at Donaldson House, 97 Haymarket Terrace, Edinburgh EH12 5HD at which an ordinary resolution will be proposed for the following purposes:

- to approve the Acquisition;
- to increase the authorised share capital to £154,000,000 by the creation of 665,000,000 Ordinary Shares; and
- in addition and without prejudice to all existing authorities, to confer on the Directors authority under section 80 of the Act to allot New Ordinary Shares up to a maximum aggregate nominal amount of £48.6 million in connection with the Rights Issue, representing approximately 67 per cent. of the issued ordinary share capital of the Company as enlarged by the issue of New Ordinary Shares.

The Directors are seeking authority to issue up to 486,000,000 New Ordinary Shares in order to enable holders of any further issues of Ordinary Shares under the terms of the Bonds, the Convertible Preference Share Units and the Aberdeen Share Option Schemes to participate in the Rights Issue. The authority to issue Shares under the Resolution will expire at the end of the Company's annual general meeting in 2006.

Other than in connection with the Acquisition, the Rights Issue, the exercise of options under the Aberdeen Share Option Scheme and the issue of Ordinary Shares under the Bonds or the Convertible Preference Share Units, the Directors have no present intention to issue any of the authorised but unissued Ordinary Shares.

Only Ordinary Shareholders are entitled to attend and vote at the Extraordinary General Meeting.

**Action to be taken**

*Extraordinary General Meeting*

A Form of Proxy for use by Ordinary Shareholders at the EGM is enclosed with this document. Whether or not Ordinary Shareholders propose to attend the EGM in person, they are requested to complete the Form of Proxy in accordance with the instructions printed thereon and return it as soon as possible but in any event, so as to be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZR no later than 10.30 a.m. on 29 August 2005. The return of a Form of Proxy will not preclude you from attending and voting at the meeting in person if you so wish.

*Rights Issue*

**No action is required at present in respect of the Rights Issue.** It is intended that if the Resolution is passed at the Extraordinary General Meeting, and the Directors decide to proceed with the Rights Issue:-

(i) Provisional Allotment Letters giving details of shareholders' entitlements to New Ordinary Shares will be posted to Qualifying Non-CREST Shareholders (other than certain Overseas Shareholders) on 31 August 2005; and

(ii) Qualifying CREST Shareholders' (other than certain Overseas Shareholders) stock accounts will be credited with their entitlements to Nil Paid Rights on 1 September 2005.

The latest time for acceptance under the Rights Issue will, unless otherwise announced on a regulatory information service by the Company, be 11.00 a.m. on 23 September 2005. The procedure for acceptance and payment depends on whether, at the time at which acceptance and payment is made, the Nil Paid Rights are in certificated form (that is, are represented by a Provisional Allotment Letter) or are in uncertificated form (that is, are in CREST). The procedures are set out in paragraph 2.2 of Part 1 of the Prospectus. Further details will also appear in the Provisional Allotment Letters that are to be sent to Qualifying Non-CREST Shareholders (other than to certain Overseas Shareholders).

**Qualifying CREST Shareholders should note that they will receive no further written communication from the Company and accordingly such Shareholders should retain the Prospectus which accompanies this document throughout the period of the Rights Issue for, inter alia, details of the action they should take.** Qualifying CREST Shareholders who sell or transfer all of their Nil Paid Rights should forward the Prospectus which accompanies this document to the purchaser or transferee, or to the stockbroker, bank manager or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

**Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with the Prospectus which accompanies this document and the Rights Issue.**

**If you are in any doubt about the action to be taken in relation to the Acquisition and the Rights Issue or about the contents of this document or any accompanying document, then you are recommended to consult your independent financial adviser (or, in the case of recipients outside the UK, a stockbroker, bank manager, solicitor, accountant or other appropriately authorized independent financial adviser).**

**Recommendation**

Your Directors, who have received financial advice from JPMorgan Cazenove, consider that the Proposals are in the best interests of the Company and its Shareholders as a whole. In providing its financial advice to the Directors, JPMorgan Cazenove (which has given and has not withdrawn its written consent to the inclusion of its name in this document in the form and context in which it is included) has relied on the Directors' commercial assessment of both the Acquisition and Rights Issue.

Your Directors unanimously recommend that you vote in favour of the Resolution being proposed at the Extraordinary General Meeting, as they intend to do in respect of their own aggregate beneficial holdings, amounting to 5,327,346 Ordinary Shares, representing approximately 2.20 per cent of the existing issued ordinary share capital of the Company.

Yours faithfully

CLA Irby
*Chairman*

## PART 1

## SUMMARY OF THE TERMS OF THE ACQUISITION AGREEMENT

### 1. Date and Parties

The Acquisition Agreement is dated 7 July 2005 and is between (1) Deutsche Asset Management and (2) Aberdeen.

### 2. Acquisition and Purchase Price

Aberdeen will pay Deutsche Asset Management up to £200 million in cash on the Closing Date in respect of the London Fixed Income Business, the Philadelphia Fixed Income Contracts and the OEIC Business. A further deferred payment in respect of the Equities/Multi-Asset Business of between nil and £45 million will be made on 31 March 2006[1]. The total adjusted consideration is not expected to exceed £245 million plus payment on a pound for pound basis for any excess of the net asset value of the Target Businesses at the Closing Date over £35 million. The net asset value of the Target Businesses at the Closing Date is expected to be between £35 million and £60 million. Therefore, the consideration is expected to be no greater than £270 million, on the basis that the net asset value of the Target Businesses at the Closing Date is no more than £60 million. The final amount payable by Aberdeen will depend, in part, on the final run-rate management fees of the Target Businesses compared with certain target run-rate management fees. The minimum amount payable for the Target Businesses will be £111.5 million, including the net asset value payment.

### 3. *Conditions and Closing*

The Acquisition Agreement is conditional upon *(inter alia)* the satisfaction of the following conditions:

(i) approval by the Deutsche Bank supervisory board (such approval having now been granted);

(ii) the parties obtaining all necessary regulatory and competition consents;

(iii) the approval of Shareholders at the EGM;

(iv) the aggregate run-rate management fees of the London Fixed Income Business and the Philadelphia Fixed Income Contracts being not less than £26.6 million as at the Closing Date; and

(v) certain conditions of the Underwriting Agreement being fulfilled.

In the event of conditions (iii) or (v) not being satisfied, Aberdeen has agreed to pay Deutsche Asset Management a break fee of £2.9 million (including VAT if applicable).

The Acquisition is expected to close on or about 30 September 2005 subject to all the relevant conditions being satisfied. In the case of the Philadelphia Fixed Income Contracts, however, this may be postponed until 30 November 2005 or later to enable relevant client consents to be obtained.

### 4. Warranties and Indemnities

Deutsche Asset Management has given to Aberdeen a tax covenant and various warranties, representations and indemnities customary for this type of transaction. The liability of Deutsche Asset Management pursuant to the warranties and the tax covenant is limited to the lesser of £245 million and the adjusted consideration payable. Claims in respect of ordinary matters must be made within 18 months and in respect of taxation within 7 years of the Closing Date. Deutsche Asset Management has also agreed to indemnify Aberdeen against any liabilities incurred by the Aberdeen Group or the relevant Target Companies under any claims made in respect of certain specified litigation.

### 5. Key principles for Transitional Services Agreement

Under the terms of the Acquisition Agreement, Aberdeen has agreed with Deutsche Asset Management the key principles which will be contained in the transitional services agreement ("**TSA**") to be

---

(1) As set out in the Unaudited Pro Forma Financial Information on page 67 of the Prospectus, the Company's prudent estimate of the deferred payment in respect of the Equities/Multi-Asset Business is £38.9 million.

entered into between the parties at or prior to the Closing Date including *inter alia* the following key terms:-

5.1 *Separation* — the terms on which the parties will co-operate in the implementation of certain pre-Closing separation projects (as set out in the Acquisition Agreement) and associated migration plans, including the allocation of responsibilities between the parties and estimates of resources required. In addition, the parties will agree to adopt a governance model to monitor and co-ordinate such implementation.

5.2 *Deutsche Services* — the services which Deutsche Asset Management is to provide Aberdeen from Closing (using all reasonable endeavours to provide such services to the same standard as they were supplied to the Target Businesses immediately before Closing) for a period of not longer than 18 months from the Closing Date.

5.3 *Reverse Services* — certain reverse services Aberdeen is to provide Deutsche Asset Management from Closing for a period of not longer than 18 months from the Closing Date.

5.4 *Third Party Outsourcer* — acknowledgement of Aberdeen's intention to outsource to its preferred third party service provider certain office functions required by the Target Businesses, together with associated IT services.

5.5 *Changes to Systems or Services* — provisions (save for certain exceptions) that a service provider under the TSA will not be obliged to change operational aspects of the services provided, or replace or update systems.

5.6 *Information Technology Risk Management* — Aberdeen will agree to comply with Deutsche Asset Management's standard IT risk management policies and procedures and the parties will take all reasonable steps to prevent unauthorised access or interference with the other's IT systems.

5.7 *Dependencies* — identification of any dependencies that a service provider has on a service recipient.

5.8 *Third Party Contracts* — the TSA will contain provisions for (a) assisting in obtaining the relevant consent; (b) not knowingly causing the service provider to breach its obligations to the third party; and (c) if either the third party's consent is withheld, or the contract is terminated for reasons beyond the reasonable control of the service provider, then the parties will identify alternative means of continuing the provision of the affected service.

5.9 *Provisions to be agreed* — the TSA will also make provision *inter alia* in relation to a number of further areas of the Target Businesses to be agreed between the parties which include, licences of intellectual property rights; change management procedure; and limitations of liability.

## 6. Other Provisions

The Acquisition Agreement also contains provisions concerning appropriate indemnities (including in relation to retirement benefits liabilities), the repayment of intra-group debt, the release of third party guarantees, responsibility of payment of certain employee incentives and the prohibition of on-sale of the Target Businesses by Aberdeen for a period of two years from the Closing Date.

## PART 2

## RISK FACTORS

Before deciding whether or not to take up their rights under the Rights Issue or whether to invest in the Company, prospective investors should carefully consider all the information set out in this document, together with the risks normally associated with companies of a similar nature to the Company and, in particular, those risks described below. If any of the following risks actually materialise, Aberdeen's business, financial condition and share price could be materially and adversely affected to the detriment of Aberdeen and its Shareholders. Further risks and uncertainties which are not presently known to the Directors at the date of this document, or that the Directors currently deem immaterial, may also have an adverse effect on the business, financial condition or results of the Group.

### 1. Risks associated with the Group's business

*Split Capital Trusts*

On 24 December 2004, Aberdeen announced that the near three-year-long investigation into the marketing and management of split capital funds had been concluded with an omnibus settlement between the majority of the firms involved in the sector, the FSA, the Jersey Financial Services Commission and the Guernsey Financial Services Commission. The terms of the settlement entail no admission of liability and effectively conclude the Group's exposure to the regulators in respect of these matters. Aberdeen contributed £35 million to a central fund. This fund will be used to provide a cash distribution for retail investors in the zero dividend preference shares issued by split capital investment companies. In total, approximately £143 million was committed to the central fund by 18 companies involved in the sector, including Aberdeen's own contribution supported by a payment made by Aberdeen's insurers in full and final settlement of any liability those insurers might have under the relevant insurance policies. Aberdeen issued an Uplift Plan for investors in Progressive (a retail unit trust which, since its launch in August 2000, has invested primarily in zero dividend preference shares of listed multi-class closed end collective investment vehicles) at an estimated cost of £43.3 million. In the two years to 30 September 2004, the Group incurred legal and other external costs of over £7 million in relation to these issues.

The Uplift Plan was offered to all investors who held units in Progressive which were issued by the managers on or before 28 June 2002 and gave those investors the opportunity to receive the initial cost of their investment on the redemption of their holdings on or around the fifth anniversary of their investment. Eligible Investors (as defined in the Uplift Plan) who had previously sold their holdings were also offered payments at a discounted rate.

Eligible Investors who accepted the offer of participation in the Uplift Plan have done so on condition that they relinquish their rights to take any other action in relation to their holding in Progressive. Eligible Investors who have chosen not to participate in the Uplift Plan may pursue a complaint via FOS.

Acceptance by an investor of the Uplift Plan enabled Aberdeen to crystalise the extent of its liability to that investor. By the time that the Uplift Plan closed to further acceptances on 3 June 2005 acceptances had been received from Eligible Investors representing some 94.4 per cent. by value of those entitled to participate.

Aberdeen announced on 26 February 2004 that it had received details from a FOS adjudicator of a provisional assessment in respect of a case being examined by FOS in relation to a complaint brought by one investor in Progressive. There have been further similar provisional assessments. The provisional assessments, which are not binding on either party, set out the FOS adjudicator's view on these complaints. The provisional assessments proposed that the dispute between Aberdeen Unit Trust Managers Limited and the complainants be resolved by the payment of compensation to the complainants. After careful consideration of the provisional assessments, the Aberdeen Board believed the provisional assessments did not reflect the weight of evidence which Aberdeen had supplied to substantiate its position. Whilst remaining sensitive to the distress suffered by investors in Progressive and wishing to provide support to them on a voluntary basis, the Aberdeen Board could not agree with the FOS adjudicator's opinion. Aberdeen is therefore exercising its right to have the cases referred to an Ombudsman for determination. Aberdeen, on the basis of robust legal advice, will vigorously contest any cases on which FOS may issue adverse findings.

Were FOS ultimately to make a final decision against the Aberdeen Group, any compensation would have to take into account the circumstances of individual cases. In this regard, given the advice of Aberdeen's solicitors, and the lack of information as to both the number and quantum of cases which will be subject to any determination by FOS, the Aberdeen Board considers it impossible to make any reasonable estimate of any potential liability of the Aberdeen Group over and above the cost of the Uplift Plan.

On 28 June 2005, proceedings were issued against Aberdeen and Aberdeen Asset Managers Jersey Limited (together the "Aberdeen Parties") and a non-Aberdeen party, in the High Court in London by Real Estate Opportunities Limited. In 2003, the board of REO announced, with respect to the Aberdeen Parties, that REO had terminated its management contract with immediate effect and indicated that it held the Aberdeen Parties liable for damages in respect of losses incurred on REO's income portfolio. The Aberdeen Parties do not accept the validity of REO's termination without notice. The Aberdeen Parties believe that the claim is without merit. The Aberdeen Parties will vigorously defend the proceedings and counterclaim for their accrued fees and the fees relating to the 12 months' notice period provided for in the management contract. It is not possible to quantify any exposure to damages with respect to these proceedings.

In April 2004, the liquidator of the special purpose vehicle of Aberdeen Preferred Income Trust Limited wrote to Aberdeen indicating that it was considering a claim. However, no further detail has been forthcoming.

The speculation that legal proceedings may be brought against a range of parties who have been involved in the Splits Sector continues. Other than as stated above, no notice of any legal proceedings related to the Aberdeen Group's involvement in the Splits Sector has been served against any member of the Aberdeen Group and any such proceedings would be defended robustly.

## 2. Risks associated with both the Group's business and the Target Businesses

### *Employees*

The success of the Aberdeen Group and the Target Businesses depends, *inter alia,* upon the support of its employees and, in particular, the executive directors and fund managers. The loss of key members of the Aberdeen Group's and the Target Businesses' staff could have a material adverse effect on its performance. In addition, the success of the enlarged Group following the Acquisition will depend upon a number of key employees who are transferring to Aberdeen with the Target Businesses. The success of the integration of the Target Businesses may be adversely affected if such key employees were to leave.

### *Financial Markets*

The income of the Aberdeen Group and of the Target Businesses is subject to change as a result of fluctuations in the financial markets in which they operate which directly affect the level of funds under management and which may adversely affect the Aberdeen Group's and the Target Businesses' performance. Equity and bond markets have been extremely volatile over recent times. A sustained further fall in equity and/or bond markets would reduce the Group's revenues and significantly diminish its prospects of obtaining new funds to manage.

### *Exchange Rate Fluctuations*

A significant proportion of the Aberdeen Group's and the Target Businesses' turnover is generated overseas and, because the Aberdeen Group's and the Target Businesses' reporting currency is sterling, the fluctuations between local currencies, particularly the US dollar, and sterling may have an adverse effect on the Aberdeen Group's and the Target Businesses' performance.

### *Regulation*

The Aberdeen Group's and the Target Businesses' operations are subject to financial regulations in each of the jurisdictions in which they operate. Alterations to the regulatory requirements in any jurisdiction may adversely affect the Aberdeen Group's and the Target Businesses' performance. In addition, any breach of relevant regulatory requirements may result in regulatory sanction.

*Economic Environment*

The future results of the Group and the Target Businesses will be dependent on factors outside the Group's control such as general economic conditions, competition and regulation. These factors could have a substantial positive or negative effect on the future results of the Group and the Target Businesses.

## 3. Risks relating to the Rights Issue

The value of an investment in the Company and the income derived from it, if any, may go down as well as up and an investor may not get back the amount invested.

*Market Price*

The market prices of the New Ordinary Shares may not reflect the underlying value of the Group.

*Disposal*

The price at which investors may dispose of their New Ordinary Shares in the Company may be influenced by a number of factors, some of which may pertain to the Company, and others of which may be outside of its control. Investors may realise less than the original amount invested.

*Payment of Dividends*

While it is the intention of the Directors to continue to pay dividends to Shareholders, the ability of the Company to pay any dividends in respect of the New Ordinary Shares will depend on the level of income received, any dividends which have been declared on the Preference Shares and on the Group continuing to meet bank covenants. Accordingly, the amount of the dividends paid to Shareholders may fluctuate. Any change in the tax or accounting treatment of dividends or investment income received by the Company, as the case may be, may also reduce the level of yields received by Shareholders.

If a dividend on the New Ordinary Shares is not paid, or is paid only in part, the holders of the New Ordinary Shares shall have no claim in respect of such non-payment or non-payment in part, as applicable.

*Borrowings*

The amount of borrowings by the Group may increase the volatility of the New Ordinary Shares. Should Aberdeen breach any of the covenants contained in its borrowings, it may be required to repay such borrowings forthwith together with attendant costs including the costs of breaking any fixed interest arrangements.

*Market Fluctuation*

The market price of the New Ordinary Shares could be subject to significant fluctuations in response to, among other factors, interest rates, inflation and variations in the Group's performance. Developments in, and changes in securities analysts' recommendations regarding the fund management sector may also influence and bring volatility in the market price of the New Ordinary Shares.

*US Securities Laws*

The New Ordinary Shares have not been nor will they be registered under the Securities Act or the securities laws of any other jurisdiction. The New Ordinary Shares will be issued pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 801 thereunder. Subject to certain exceptions, the New Ordinary Shares may not be offered, sold, delivered, pledged or otherwise transferred in any jurisdiction where such registration may be required.

*Nil Paid Rights trading*

The trading period for the Nil Paid Rights is expected to commence on 1 September 2005 and end on 23 September 2005. Aberdeen does not anticipate the Nil Paid Rights being traded on any exchange other than the London Stock Exchange and Singapore Exchange Securities Trading Limited. However, an active trading market in the Nil Paid Rights may not develop on the London Stock Exchange or Singapore Exchange Securities Trading Limited during that period. In addition, since the trading price of the Nil Paid Rights depends on the trading price of the New Ordinary Shares, the Nil Paid Rights may be volatile and subject to the same risks noted above under "market fluctuation" above. The existing volatility of the Shares may also magnify the volatility of the Nil Paid Rights.

*Non Guarantee of Tax Treatment*

The information in this document is based on existing taxation legislation. There is no guarantee that the tax treatment described in this document will continue to apply.

*Completion of Acquisition*

The Rights Issue is not conditional upon the completion of the Acquisition and therefore it is possible that the Acquisition may fail to complete after New Ordinary Shares have been issued under the Rights Issue. In the event that the Acquisition fails to complete after the issue of New Ordinary Shares under the Rights Issue, whilst it is the Director's intention to return funds to Shareholders in as cost effective manner as practicable, the costs associated with a return of capital or other mechanism to effect a return of capital may result in Shareholders receiving significantly less than the value of their original investment.

## 4. Risks associated with the Acquisition

*Financial effects of the Acquisition*

The financial effects of the Acquisition upon the Group will depend upon the level of clients retained by the Target Businesses and the Company's ability to manage costs in line with the revenues finally secured. Clients of the Target Businesses are under no commitment to transfer the management of their assets to Aberdeen. Material client losses prior to completion of the Acquisition would lead to a drop in the amount of revenues transferred.

*Outsourcing*

Aberdeen intends to enter into outsourcing arrangements with BNPP SS under which the Target Businesses' back-office platform will be migrated to BNPP SS in accordance with Aberdeen's stated outsourcing policy. Failure to outsource the back-office platform identified for migration in accordance with the planned timetable, and on similar terms to existing arrangements that Aberdeen currently has in place with BNPP SS, could have an adverse effect on the speed and success of the integration process.

## PART 3

## BASES AND SOURCES OF INFORMATION

The information set out below and contained in this document has been extracted without material adjustment from the following:

1. The figure for the Target Businesses' assets under management as at 31 May 2005 of £46.3 billion on page 4 is unaudited and has been extracted from the Target Businesses' underlying accounting records;

2. The figure for the Target Businesses' run-rate revenues associated with those assets under management as at 31 May 2005 of £119.3 million on page 4 is unaudited and has been extracted from the Target Businesses' underlying accounting records;

3. The Target Businesses' losses before tax of £35.9 million and gross assets of £252.8 million (excluding unit linked long term life assurance assets) for the year ending 31 December 2004 on page 4 have been extracted from the financial information contained within Parts 6 and 7 of the Prospectus;

4. The figures for the assets under management of the London Fixed Income Business (of £16.0 billion and £14.7 billion) and related annualised management fees (of £28.6 million) on page 5 are unaudited and have been extracted from the Target Businesses' underlying accounting records;

5. The net new business inflows in relation to the London Fixed Income Business of £2.0 billion and £0.6 billion on page 5 are unaudited and have been extracted from a summary produced from the Target Businesses' accounting records;

6. The figures for the assets under management of the Philadelphia Fixed Income Contracts of £11.7 billion and £10.3 billion and related annualised management fees of £30.5 million on page 5 are unaudited and have been extracted from the Target Businesses' underlying accounting records;

7. The net new business inflows in relation to the Philadelphia Fixed Income Contracts of £0.2 billion and £0.2 billion on page 5 are unaudited and have been extracted from a summary produced from the Target Businesses' accounting records;

8. The figures for the assets under management of the OEIC Business and related annualised management fees of £1.8 billion and £16.5 million on page 6 are unaudited and have been extracted from the Target Businesses' underlying accounting records;

9. The figures for the net business inflows generated by the OEIC Business of approximately £38 million in 2004 and outflows of approximately £20 million in the first five months to 31 May 2005 on page 6 are unaudited and have been extracted from a summary produced from the Target Businesses' accounting records;

10. The figures for the assets under management of the UK and Global Equities Business (of £3.3 billion and £3.3 billion) and related annualised management fees (of £7.9 million) on page 6 are unaudited and have been extracted from the Target Businesses' underlying accounting records;

11. The figures for the assets under management of the Multi-Asset Business (of £13.5 billion and £13.4 billion) and related annualised management fees (of £35.8 million) on page 6 are unaudited and have been extracted from the Target Businesses' underlying accounting records.

## PART 4

## DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

| | |
|---|---|
| **"1994 Executive Share Option Scheme"** | the Aberdeen Asset Management PLC 1994 Executive Share Option Scheme |
| **"Aberdeen" or "Company"** | Aberdeen Asset Management PLC |
| **"Aberdeen Group" or "Group"** | Aberdeen, its subsidiaries and its subsidiary undertakings |
| **"Aberdeen Share Option Schemes"** | the 1994 Executive Share Option Scheme, the Share Incentive Plan and the LTIP |
| **"Acquisition"** | the proposed acquisition of the Target Businesses on the terms and subject to the conditions set out in the Acquisition Agreement |
| **"Acquisition Agreement"** | the sale and purchase agreement dated 7 July 2005 between (1) Deutsche Asset Management and (2) Aberdeen, as summarised in Part 1 of this document |
| **"Act" or "Companies Act"** | the Companies Act 1985 (as amended) |
| **"Admission"** | the admission of the New Ordinary Shares, nil paid, to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards |
| **"Admission and Disclosure Standards"** | the requirements contained in the publication "Admission and Disclosure Standards" dated May 2001 containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities |
| **"Articles"** | the articles of association of the Company |
| **"Australia"** | the Commonwealth of Australia, its territories and possessions |
| **"BNPP SS"** | BNP Paribas Securities Services |
| **"Board" or "Directors"** | the directors of Aberdeen, whose names appear on page 3 of this document |
| **"Bonds"** | £100 million 5.875% convertible bonds due 2007 issued by the Company and £26.57 million 4.5% convertible bonds due 2010 issued by the Company |
| **"Bridgewell Securities"** | Bridgewell Securities Limited |
| **"Canada"** | Canada, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof |
| **"certificated" or "in certificated form"** | a share or other security which is not in uncertificated form (that is, securities not held in CREST) |
| **"Closing Date"** | the 10th business day after the conditions in the Acquisition Agreement have been fulfilled or waived or, in relation to the Philadelphia Fixed Income Contracts, if later, the 10th business day after the condition concerning the clients of that business contained in the Acquisition Agreement has been fulfilled |
| **"Convertible Preference Share Unit"** | a unit comprising one Preference Share issued by the Company and one Warrant issued by Aberdeen Warrants (Jersey) Limited |

| | |
|---|---|
| **"CREST"** | the computerised settlement system (as defined in the Regulations) to facilitate the transfer of securities in uncertificated form operated by CRESTCo |
| **"CRESTCo"** | CRESTCo Limited |
| **"Deutsche Asset Management"** | Deutsche Asset Management Group Limited |
| **"Deutsche Bank"** | Deutsche Bank AG |
| **"Enlarged Aberdeen Group"** | the Aberdeen Group as enlarged by the Target Companies and the Target Businesses following completion of the Acquisition |
| **"Equities/Multi-Asset Business"** | the UK and Global Equities Business and the Multi-Asset Business |
| **"Existing Ordinary Shares"** | Ordinary Shares held by Qualifying Shareholders at the Record Date |
| **"Extraordinary General Meeting" or "EGM"** | the extraordinary general meeting of the Company to be held at 10.30 a.m. on 31 August 2005 |
| **"EGM Notice"** | the notice of the Extraordinary General Meeting set out at the end of this document |
| **"Financial Services and Markets Act"** | the Financial Services and Markets Act 2000, as amended |
| **"Financial Services Authority" or "FSA"** | the Financial Services Authority in the UK |
| **"FOS"** | the Financial Ombudsman Service |
| **"Fully Paid Rights"** | rights to acquire New Ordinary Shares, fully paid |
| **"Japan"** | Japan, its cities, prefectures, territories and possessions |
| **"JPMorgan"** | J.P. Morgan Securities Ltd |
| **"JPMorgan Cazenove"** | JPMorgan Cazenove Limited |
| **"LIBOR"** | London interbank offered rate for sterling for six months |
| **"Listing Rules"** | the listing rules and regulations made by the UKLA under the Financial Services and Markets Act |
| **"London Fixed Income Business"** | the London-based business managing fixed income assets |
| **"London Stock Exchange"** | London Stock Exchange plc |
| **"LTIP"** | the Aberdeen 2005 Long Term Incentive Plan |
| **"Main Market" or "London Stock Exchange's Main Market"** | the London Stock Exchange's market for larger and established companies |
| **"Multi-Asset Business"** | the London-based business managing multi-assets mandates |
| **"New Ordinary Shares"** | up to 486,000,000 new Ordinary Shares to be issued on a 3 for 2 basis to Qualifying Shareholders subject to the terms of the Rights Issue |
| **"New Zealand"** | New Zealand, its territories and possessions |
| **"Nil Paid Rights"** | rights to acquire New Ordinary Shares in nil paid form to be provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue |
| **"OEIC"** | open-ended investment company |

| | |
|---|---|
| **"OEIC Business"** | the London-based business managing OEICs |
| **"Official List"** | the Official List of the UKLA |
| **"Ordinary Shareholders" or "Shareholders"** | the holders of Ordinary Shares |
| **"Ordinary Shares"** | ordinary shares of 10p each in the share capital of Aberdeen |
| **"Overseas Shareholders"** | Shareholders whose registered address is outside the UK or who are citizens or residents of countries other than in the UK |
| **"Philadelphia Fixed Income Contracts"** | the Philadelphia-based contracts managing investment grade fixed income assets |
| **"Preference Shareholders"** | the holders of Preference Shares |
| **"Preference Shares"** | non-cumulative non-voting perpetual preference shares of £100 nominal value each in the share capital of Aberdeen |
| **"Progressive"** | Aberdeen Progressive Growth Unit Trust |
| **"Proposals"** | the Rights Issue and the Acquisition |
| **"Prospectus"** | the prospectus issued by the Company and accompanying this document, together with any supplements or amendments thereto |
| **"Provisional Allotment Letter"** | the renounceable provisional allotment letter to be despatched to Qualifying Non-CREST Shareholders by the Company in respect of the Nil Paid Rights pursuant to the Rights Issue |
| **"Qualifying CREST Shareholders"** | Qualifying Shareholders whose Ordinary Shares on the register of members of the Company at the close of business on the Record Date are in uncertificated form |
| **"Qualifying Non-CREST Shareholders"** | Qualifying Shareholders whose Ordinary Shares on the register of members of the Company at the close of business on the Record Date are in uncertificated form |
| **"Qualifying Shareholders"** | holders of Ordinary Shares on the register of members of Aberdeen at the close of business on the Record Date, as described on page 7 of this document |
| **"Record Date"** | 26 August 2005 |
| **"Registrars"** | Lloyds TSB Registrars Scotland |
| **"Regulations"** | the Uncertificated Securities Regulations (SI 2001/3755) |
| **"REO"** | Real Estate Opportunities Limited |
| **"Resolution"** | the ordinary resolution to be proposed at the EGM and set out in the EGM Notice |
| **"Rights Issue"** | the proposed issue by way of rights of New Ordinary Shares to Qualifying Shareholders |
| **"Rights Issue Price"** | 63p per New Ordinary Share |
| **"run-rate management fees"** | in respect of the Target Businesses annualised, management fees as recorded in the systems or the Target Businesses excluding management fees from clients who have terminated their contracts |
| **"Securities Act"** | US Securities Act of 1933, as amended |
| **"Shareholders"** | the holders of Ordinary Shares |
| **"Shares"** | Preference Shares and/or Ordinary Shares as the context may require |
| **"Share Incentive Plan"** | the Aberdeen Asset Management PLC Share Incentive Plan |

| | |
|---|---|
| **"Splits" or "Splits Sector"** | the UK split closed-ended investment fund sector |
| **"stock account"** | an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited |
| **"Subscription Price"** | 63p per New Ordinary Share |
| **"Target Businesses"** | the asset management businesses of Deutsche Bank proposed to be acquired by Aberdeen, comprising the London Fixed Income Business, the OEIC Business and the Equities/Multi-Asset Business all of which operate within the Target Companies and the Philadelphia Fixed Income Contracts |
| **"UK" or "United Kingdom"** | the United Kingdom of Great Britain and Northern Ireland |
| **"UK and Global Equities Business"** | the UK equities business and global equities business providing and managing UK and global equities products |
| **"UKLA" or "UK Listing Authority"** | the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 |
| **"uncertificated" or "in uncertificated form"** | recorded on the register of members of the Company as being held in uncertificated form (that is securities held in CREST) |
| **"United States" or "US"** | the United States of America, its possessions of territories, any state of the United States of America and the District of Columbia or any area subject to its jurisdictions or any political subdivision thereof |
| **"Uplift Plan"** | the Uplift Plan formulated by the Company available to eligible investors in Progressive |
| **"Warrants"** | Warrants issued by Aberdeen Warrants (Jersey) Limited to subscribe for Preference Shares in the share capital of that company and comprising part of a Convertible Preference Share Unit |

In addition, "subsidiary", "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings respectively ascribed to them by the Companies Act, disregarding for this purpose paragraph 20(1)(b) of Schedule 4A to the Companies Act.

# PART 5

## CHECKLIST OF DOCUMENTATION INCORPORATED BY REFERENCE

| Information incorporated by reference | Document Reference |
|---|---|
| Details of the Rights Issue | Prospectus (pages 18 to 31) |
| Trend Information | Prospectus (page 36) |
| Financial Information relating to the Aberdeen Group | Prospectus (pages 44 to 45) |
| Financial Information relating to the Target Companies | Prospectus (pages 46 to 59) |
| Financial Information relating to the Philadelphia Fixed Income Contracts | Prospectus (pages 60 to 64) |
| Unaudited Proforma Financial Information relating to the Aberdeen Group | Prospectus (pages 65 to 69) |
| The Company's legal status, legislation under which it operates, country of incorporation, address and telephone number of its registered office and principal place of business | Prospectus (page 73) |
| Directors' and other interests, including: | Prospectus (pages 76 to 81) |
| Directors' Service Contracts; and | Prospectus (page 81) |
| Major Shareholders of the Company | Prospectus (pages 77 to 78) |
| Summary of the Memorandum and Articles of Association of Aberdeen | Prospectus (pages 84 to 89) |
| Litigation of the Aberdeen Group and the Target Businesses | Prospectus (pages 38 to 39 and 107) |
| Material Contracts in relation to the Aberdeen Group and the Target Businesses | Prospectus (pages 104 to 107) |
| Working Capital of the Enlarged Aberdeen Group | Prospectus (page 107) |
| Statements in relation to Significant Change in respect of the Aberdeen Group and the Target Businesses | Prospectus (pages 107 to 108) |
| Advisers' consent | Prospectus (page 108) |
| Expert's consent | Prospectus (page 108) |
| Documents available for inspection | Prospectus (page 110) |
| Definitions | Prospectus (pages 111 to 115) |

## NOTICE OF EXTRAORDINARY GENERAL MEETING

## ABERDEEN ASSET MANAGEMENT PLC

*(Registered in Scotland No. SC82015)*

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Aberdeen Asset Management PLC ("the Company") will be held at 10.30 a.m. on 31 August 2005 at Donaldson House, 97 Haymarket Terrace, Edinburgh EH12 5HD, to consider and, if thought fit, pass the following resolution which will be proposed as an ordinary resolution.

THAT:

(A) the proposed acquisition ("the Acquisition") by the Company of Deutsche Asset Management Life & Pensions Limited, Deutsche Asset Management Limited, Deutsche Asset Management Investment Services Limited, DWS Investment Funds Limited, DWS Funds Management Limited, Deutsche Asset Management (Ireland) Limited and certain other fund management businesses and contracts of Deutsche Bank AG (including the Philadelphia based fixed income contracts) upon the terms and subject to the conditions stated in the acquisition agreement dated 7 July 2005 between (1) Aberdeen Asset Management PLC and (2) Deutsche Asset Management Group Limited ("the Acquisition Agreement") (a copy of which is produced to the Meeting and initialled by the Chairman of the Meeting for the purpose of identification) as described in the circular to shareholders dated 12 August 2005 be and it is hereby approved and the board of directors of the Company (or any duly constituted committee thereof), be and are hereby authorised to waive, amend, revise, vary or extend any of the terms and conditions on which such acquisition is made as they may in their absolute discretion think fit (provided any such waivers, amendments, revisions, variations or extensions are not of a material nature) and to take such steps on behalf of the Company as maybe reasonably necessary or desirable to complete and effect the Acquisition by the Company pursuant to the Acquisition Agreement;

(B) the authorised share capital of the Company be and is hereby increased from £87,500,000 to £154,000,000 by the creation of 665,000,000 ordinary shares of 10p each subject to the rights and restrictions set out in the Company's memorandum and articles of association; and

(C) in addition to and without prejudice to all existing authorities to allot relevant securities, the Directors be and they are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 ("the Act") to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) of the Company up to a maximum aggregate nominal amount of £48,600,000 in connection with an offer of such securities by way of rights to holders of ordinary shares of 10p each in the capital of the Company ("Ordinary Shares") in proportion (as nearly as may be practicable) to their respective holdings of such securities ("Rights Issue") representing 67 per cent. of the issued ordinary share capital of the Company as enlarged by the issue of the new Ordinary Shares pursuant to the Rights Issue provided that:-

  (i) this authority shall expire (unless renewed, varied or revoked by the Company in general meeting) at the conclusion of the next annual general meeting of the Company to be held in 2006; and

  (ii) the Company shall be entitled to make, prior to the expiry of such authority, any offer or agreement which would or might require relevant securities to be allotted after the expiry of such authority and the Directors may allot securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

By the order of the Board

*Registered Office*
10 Queen's Terrace
Aberdeen AB10 1YG

Scott Edward Massie
Secretary

12 August 2005

**Notes:**

1. The holders of Ordinary Shares are entitled to attend the meeting and vote. A member entitled to attend the meeting and vote may appoint a proxy or proxies to attend and, to vote on his behalf. A proxy need not be a member of the Company.
2. A form of proxy is enclosed. To be valid, a form of proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, must be lodged with the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZR, not less than 48 hours before the time fixed for the meeting.
3. Completing and returning a form of proxy will not prevent a holder of Ordinary Shares from attending and voting in person at the EGM should he or she so wish.
4. Pursuant to the Uncertificated Securities Regulation 2001, entitlement to attend and vote at the meeting or any adjourned meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company as at 10.30 a.m. on 29 August 2005 or, in the event that the meeting is adjourned, as at such time falling 48 hours before the time of any adjourned meeting. Changes to entries on such register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting or any adjournment thereof, as the case may be.

Aberdeen Asset Management PLC
12 August 2005

Aberdeen Asset Management PLC
12 August 2005

Publication of Shareholder documents and Notice of Extraordinary General Meeting

Aberdeen Asset Management PLC (the 'Company') has today published a shareholder circular and prospectus in connection with the proposed acquisition of certain fund management businesses and contracts of Deutsche Bank AG and 3 for 2 Rights Issue of up to 486,000,000 New Ordinary Shares at 63p per Share. Both documents will be posted to shareholders today. The circular gives notice of an Extraordinary General Meeting of the Company to be held at 10.30 a.m. on 31 August 2005 at Donaldson House, 97 Haymarket Terrace, Edinburgh, EH12 5HD.

Copies of the above documents, each of which is dated 12 August 2005, have been submitted to the UK Listing Authority and are available for inspection at the Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: 020 7676 1000

Contact:

Maitland 020 7379 5151

Fiona Piper

JPMorgan Cazenove 020 7588 2828

John Paynter
Ian Hannam
Richard Locke
James Wood-Collins

EXPECTED TIMETABLE

| | 2005 |
|---|---|
| Record Date for entitlements under the Rights Issue | close of business on 26 August |
| Latest time for receipt of Forms of Proxy for the Extraordinary General Meeting | 10.30 a.m. on 29 August |
| Extraordinary General Meeting | 10.30 a.m. on 31 August |
| Despatch of Provisional Allotment Letters (to Qualifying Non-CREST Shareholders only) | as soon as practicable on 31 August |
| Admission and commencement of dealings in New Ordinary Shares, nil paid, on the London Stock Exchange | 8.00 a.m. on 1 September |
| Nil Paid Rights credited to stock accounts in CREST (Qualifying as soon as practicable after CREST Shareholders only) | 8.00 a.m. on 1 September |
| Shares marked ''ex-rights'' by the London Stock Exchange | 8.00 a.m. on 1 September |
| Latest recommended time and date for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them to uncertificated form) | 4.30 p.m. on 19 September |
| Latest time and date for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account | 3.00 p.m. on 20 September |
| Latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid | 3.00 p.m. on 21 September |
| Latest time and date for acceptance and payment in full and registration of renounced Provisional Allotment Letters | 11.00 a.m. on 23 September |
| Expected date on which New Ordinary Shares issued pursuant to the Rights Issue will be credited to CREST stock accounts in uncertificated form | 8.00 a.m. on 26 September |
| Expected date for delivery of definitive share certificates for New Ordinary Shares | by 3 October |

Exhibit II.(2)

# Aberdeen Asset Management PLC

Annual Report & Accounts 2002


Aberdeen
ASSET MA

# Contents



www.aberdeen-asset.com


AUG 1 5 2005
160
WASH, D.C.
SECTION

Aberdeen Asset Management PLC is an **international** investment management group, managing assets for both institutional and retail clients from twenty-five offices around the world.

Our goal is to deliver superior and consistent fund **performance** across a **diverse** range of asset management businesses. We offer both traditional and **innovative** products, supported by a high level of customer **support.**


Performance
Aberdeen aims for strong
investment performance
with rigorous risk controls.

# Financial Overview

| Financial highlights | 2002 | 2001 |
|---|---|---|
| Turnover | £192.1m | £182.1m |
| Pre-tax profit | | |
| (before goodwill amortisation & exceptional items) | £41.7m | £48.2m |
| (after goodwill amortisation & exceptional items) | £18.3m | £24.6m |
| Earnings per share | | |
| (before goodwill amortisation & exceptional items) | 16.5p | 21.1p |
| (after goodwill amortisation & exceptional items) | 3.3p | 8.5p |
| Dividend per share | 6.0p | 10.5p |
| Assets under management | | |
| At the year-end | £23.7bn | £34.7bn |
| | | £25.8bn* |

*Pro forma excluding assets previously managed for Scottish Provident



Earnings per share
6.52p
7.77p
16.48p
21.12p
16.51p
98
99
00
01
02




Dividends per share
4.5p
5.5p
9.5p
10.5p
6.0p
98
99
00
01
02




Assets under management
(£bn)
13.1
16.1
21.9
34.7
23.7
98
99
00
01
02


**Financial calendar**

| | |
|---|---|
| 17 January 2003 | **Annual General Meeting** |
| 22 January 2003 | **Payment of final dividend** |
| April 2003 | **Announcement of interim results** |
| May 2003 | **Payment of interim dividend** |

## International

We have an international perspective in both asset management and distribution. The Group employs around 1,000 people worldwide, with twenty five offices in fourteen countries.



# Chairman's Statement

**The past year has been very difficult for the Group and for the whole investment management industry. However, the broadly diversified range of our activities, the result of successful acquisitions made over several years, has mitigated some of the worst effects of the unrelenting decline across major equity markets.**

The bear market has seen the FTSE World Index fall by some 25 per cent over the past year and by 35 per cent over the last three years. Bonds and property account for 58 per cent of our assets under management and these proved to be more resilient than equity markets; the IPD UK Monthly Property Index had a positive return over the year of 10 per cent and many areas of the bond markets produced positive returns.

It is against this general background that profits before taxation, goodwill amortisation and exceptionals this year amount to £41.7 million, compared with £48.2 million earned in the previous year and earnings per share amount to 16.5p this year compared with 21.1p in 2001.

The impact of falling revenues and funds under management has brought pressure on our balance sheet. During the previous financial year, to 30 September 2001, we increased bank borrowings by £202.6 million in order to help finance acquisitions, which cost a total of £357.5 million, of which £222.8 million was paid for in cash. This year has seen modest acquisitions, the largest of which was the purchase of Old Mutual's Isle of Man life assurance operation for £36.6 million. This purchase was funded by a £100 million convertible bond issue in January 2002, £43 million of which was used to repay bank borrowings, which have now been reduced to £122.7 million. We have recently completed a strategic review of our activities and the implementation of the decision to divest the property division will further reduce our gearing. The Board will keep under review whether or not other asset disposals should be undertaken.

We started the year with £34.7 billion of assets under management. During the course of the year, following Abbey National's acquisition of Scottish Provident, £8.9 billion of funds managed on behalf of Scottish Provident were transferred out. £2.2 billion of the reduction in assets under management resulted from market movements, debt repayments by split capital closed-end funds reduced assets by £0.8 billion and net new business flows added £0.9 billion, leaving assets under management totalling £23.7 billion at the year end.

**Dividend**

The Board has decided to recommend a final dividend payment of 2.15p per share, making a total for the year of 6.0p per share, compared with 10.5p in 2001. The decision to reduce the total dividend to a sustainable level has been taken in the light of current conditions in world markets, which we expect to prevail through next year, and the desire to conserve financial resources until there is a marked recovery. In the coming year the interim and final payments will be rebalanced on the basis of the total dividend for 2002 to reflect a more normal payment pattern.

**Strategic Review**

In October we completed a strategic review of our operations. A key decision was to focus on our core competencies in the management of equity and fixed interest securities. This was taken particularly in view of the emphasis clients are now laying on investment performance and process disciplines, irrespective of market conditions. As it stands, the bear market has dented investor confidence, but the

Aberdeen 0155

long-term argument for investment in risk assets remains valid, not least as governments around the world encourage individuals to make provision for their retirement.

Aberdeen Asset Management is an independent manager of third party assets. Our business strategy is to offer high-quality investment management services to discrete market segments worldwide, defined by where we can compete effectively and best leverage economies of scale. We systematically evaluate our business mix in order to ensure we can maintain sustainable margins and thus healthy returns to shareholders.

**Aberdeen Property Investors**

Our strategic review led us to conclude that the interests of shareholders will be best served by the disposal of a majority interest in Aberdeen Property Investors, our property asset management business, through flotation on the London Stock Exchange. Following our announcement of the intention to pursue a flotation, we have received approaches from a wide range of financial institutions expressing interest in purchasing this division. These are being given due consideration by the Board.

**Cost reduction programme**

Against the background of falling equity markets, we have kept our cost base under constant review and have taken significant steps to bring it into line with prevailing market conditions. As a consequence, we have been able to maintain operating margins, before goodwill amortisation and exceptional items at 29.8% compared with 32.3% achieved in 2001. This has, however, meant a headcount reduction in our equity and fixed interest fund management divisions of 27 people during the year and another 61 across marketing and administration functions. Together with other cost saving measures, this will result in an overall reduction in costs on an annualised basis of some £30 million. Our current staff base comprises 968 employees worldwide, of whom 262 work in our property division. Nevertheless, we remain committed to maintaining the highest standards of customer service and risk control in all areas of our business.

**Split Capital Closed End Funds**

The split capital closed end fund sector in the UK has continued to suffer dramatically in the downturn. We managed or advised 19 such funds during the period, each with distinct investment objectives and structures, out of an industry total of 138 funds. As the largest of the 37 fund managers operating in the sector, we have faced intense scrutiny.

The UK regulator is reviewing the whole sector. We believe that at all times we have acted with complete integrity and in accordance with all relevant regulations and laws. These issues are, however, extremely complex and come at a time of market uncertainty and widespread negative comment. Further comment on this item is included in note 29 to the accounts.

In conjunction with the boards of the split capital closed end funds that we manage, we continue to explore all positive measures to improve sector confidence, in addition to measures to assist individual client companies and funds. I would like to state that we are distressed at the losses suffered by investors in the split capital sector. While these individuals make up a small proportion of the investing public, we recognise the impact that the steep decline in values, or outright failure, of some trusts may have had on their portfolios.

**Board Restructuring**

The Board had grown considerably following acquisitions over the last few years. As part of the Strategic Review, we have restructured it in order to streamline decision-making and to separate governance from operational issues more clearly. As a consequence, all of the executive directors, with the exception of Martin Gilbert, Chief Executive, and Bill Rattray, Finance Director, have resigned from the Board, although they continue in their existing management roles. They now constitute a separate Executive Management Committee, reporting to the Board on each of our principal operating areas worldwide. Chris Fishwick, who resigned from the Board in October, is leaving the Group at the end of December.

At the forthcoming annual general meeting, two of our longest serving non-executive directors, Ronnie Scott Brown and Clive Gilchrist, will also be retiring. Ronnie Scott Brown joined the Board as a founding director in 1983, becoming non-executive Deputy Chairman in 1997. In its early days, Aberdeen had less than £35 million under management and the Group has developed enormously since then. Both Ronnie and Clive have given magnificent service over the years and their wise counsel will be sorely missed.

Phil McLoughlin will also retire at the annual general meeting after five years' service, and his position will be taken by Simon Tan, Executive Vice President of The Phoenix Companies, Inc. I extend a warm welcome to Simon Tan in his new role and an expression of much gratitude to Phil McLoughlin for the benefit of his experience over the years.

Susan Murray has recently resigned from the Board in order to devote all of her time to her new role as Chief Executive of Littlewoods Retail Limited. I would also like to thank her for her valuable contribution over the past two years.

**Outlook**

Many of the challenges we face are common to all in the fund management industry and may be associated with a deeper than expected bear market following a decade-long period of growth. That said, our margins remain steady. Our immediate task is to shed non-core activities, support our existing clients and restore brand confidence. A reinforced commitment to our core asset management skills will enable us to deliver the strong performance our clients require, across our full product range.

Finally, I would like to offer my thanks to everyone at Aberdeen Asset Management for all their hard work and support during this challenging year.

**CLA Irby**
Chairman
20 December 2002

Aberdeen 0157

## Diverse

We have a diverse range of asset management businesses encompassing active equity and fixed interest investment, passive investment, deep value and private equity.



# Chief Executive's Review

**Equity markets are in their third year of a downturn and have done little to buoy up investors' confidence. In common with others in the fund management industry, we have had to adjust to this environment.**

The Group raised £900 million of net new business in the year, spread across a range of our products. Encouragingly, we have seen strengthening results from our international operations and in specialist product areas.

We were diversified in the asset classes that we managed and this has enabled our earnings to remain solid during the year. However, we have been obliged to cut costs considerably. In addition, we plan to divest our property division, expected in the early part of 2003, permitting the Group to reduce its debt to a more comfortable level.

**Strategic Review**

In July, we began a major review of our business strategy, prompted, in particular, by our involvement in split capital closed end funds. We concluded that our priority was to direct our efforts towards areas where we can compete over the longer term and divest assets that are non-core.

Henceforward, we intend to concentrate on active fund management, primarily of equity and fixed interest securities, which draws on our strengths as a specialist manager. To this end we have been re-examining, from a qualitative angle, our investment practices. This is in recognition of the higher standards of risk oversight, process disciplines and articulation that the market now requires.

We have begun to implement additional operational, as well as portfolio, risk controls. In tandem, we have concluded that we should separate the governance function of the Board from the direction and operational areas of our business. Therefore the majority of our executive directors have stepped down from the Board to establish an Executive Management Committee.

Our cost reduction programme has led to the identification of peripheral areas of our business, many of which are being scaled back or outsourced. We have also cut discretionary expenditure, with UK retail marketing costs being reduced in line with the expected continuance of weak market conditions in 2003.

**Corporate Positioning**

We believe the current review will leave the Group well placed for the eventual upturn in markets. The broader themes for our industry remain good despite the cyclical pain of this unexpectedly prolonged downturn.

Our core investment approach has been refined in two main ways: we are adopting a more uniform investment process, combined with reaffirming proprietary research as the mainstay of that process.

As we develop the tools and methodologies to ensure these processes are adhered to consistently, our challenge is to articulate our competitive differentiation. Clearly, we have to move in line with our current clients' expectations. At the same time, we want to raise the profile of our investment teams and the centres of excellence within the Group.

In the institutional arena, the continuing trend towards specialist mandates within pension funds should benefit the Group long term. Our goal is to take advantage of the opportunity to gain accounts at the more active end of the risk spectrum, as the core/satellite approach continues to be recommended to pension fund trustees by their consultants.

**Operational Highlights**

Highlights this year include our Singapore operation that has secured new mandates in its staple Asia ex-Japan equity and bond products. These were worth a total of £165 million, sourced from UK, US and Hong Kong clients, demonstrating the international reach of our business.

In the United States, our specialist closed end funds, which predominantly invest in bonds, have delivered strong total returns and our Socially Responsible Investing (SRI) business unit is attracting an increasing following. Our property division capped an outstanding year by securing a £450 million mandate from an international client. Furthermore the division won the Property Fund Manager of the Year Award.

Despite adverse conditions, our segregated institutional business in the UK and continental Europe saw several new clients gained, and no significant losses recorded. A major new UK institutional mandate came in the shape of a global equity portfolio with an ethical (or SRI) overlay. Ethical investment is becoming a significant area of specialist expertise for us – helped, domestically, by the UK government's support for SRI, via changes to pensions legislation in July 2000.

On the pooled funds side, in response to an accelerating switch in the UK from defined benefit to defined contribution pension schemes, we added two funds to our range. These incorporate differing risk levels and provide a more flexible product for defined contribution schemes at institutional fee levels. We have seen a slow drift of assets out of our traditional pooled balanced fund, and we hope that by increasing the product choice for pooled pension fund investors this trend will be reversed.

**United Kingdom and Channel Islands**

The issue of split capital closed end funds has unquestionably overshadowed our activities in the UK. Many of these funds reduced their gearing over the period, this included the repayment of £800 million of bank debt by the funds that we managed. As a result of this and declining asset valuations in the sub-sector, gross assets under management for split capital funds have fallen from a peak of 11 per cent to only 4 per cent of Group assets under management today. Understanding the lessons as to what went wrong and how to contain the impact on the Group remains a continual priority.

However, our UK businesses are diverse. In aggregate they comprise 71 per cent of Group assets under management. Our head office in Aberdeen is the centre of the Group's administration and customer services functions, as well as the local private portfolio team. Glasgow offers a local centre of excellence for global equities, private portfolios, SRI and UK equity income teams, as well as part of our property asset management operation. In London, the major equity, fixed interest and specialist funds teams are based, as are the UK marketing and the IT base for the Group. Our Jersey operation is the administration base for the Group's international closed end funds, as well as the offshore private portfolio team.

Unit Trusts

Our unit trust division has held up reasonably well in difficult conditions and our fixed interest products especially have continued to appeal to the retail investor. The market-leading Aberdeen Fixed Interest Unit Trust was recognised during the course of the year as the most popular choice by Independent Financial Advisers (IFAs), and was the most heavily dealt unit trust on one of the leading IFA electronic supermarket distribution systems. Furthermore, we have won awards for both our Sterling Bond Unit Trust and Asia Pacific Unit Trust.

Results for the year as a whole reveal a comparatively healthy picture with gross retail sales of £582 million. Direct sales, though, did suffer and have come in at approximately half of planned levels. Gross redemptions for the year were £424 million, leaving net new business of £158 million. We expect continuing weak demand from the UK retail market in 2003 and have adjusted our marketing expenditure in line with this.

### Closed end funds

We managed 35 investment trusts and closed end funds during the period under review, with £4.5 billion of assets under management at the year-end. Within this sector, we managed 19 split capital closed end funds accounting for £1.3 billion of assets under management at the year end.

With the acquisition of Murray Johnstone in 2000, we acquired four new split capital mandates. This, coupled with the launch of several new funds and winning four split capital mandates from other managers over the 1999–2000 period led us to become the largest fund manager in the sub-sector. With hindsight, this period coincided with the end of the bull market in equities. Split capital funds, with geared structures, have suffered acutely in the resulting downturn.

Each split capital fund we manage, however, possesses very different characteristics in terms of board composition, investment objective, structure, gearing and portfolios. Unfortunately, commentary has tended to treat the sub-sector uniformly. Steep falls in equity markets for the last three years, coupled with poor sentiment and adverse publicity exacerbated illiquidity in the secondary market. This initially contributed to an overall loss of confidence in income shares. Three funds managed by the Group subsequently were placed into administrative receivership, with a fourth being wound up after the year end.

With the persistence of weak markets, 76 out of 310 split capital share classes in the sub-sector now see nil asset values. With hindsight, the structures of many splits have not proved sufficiently robust to endure the sustained and volatile bear market, sector illiquidity and the increase in interest-rate swap breakage costs.

The difficulties experienced by this sub-sector have understandably attracted considerable attention from the media, regulators and politicians and the Group has co-operated fully in the reviews being undertaken by the Financial Services Authority and the Treasury Select Committee. Further details are included in note 29 to the accounts. We remain convinced that we have acted at all times with integrity and in accordance with all relevant regulations and laws.

Elsewhere across the range of closed end funds that we manage, I am pleased to be able to report that our fund managers have won a number of awards for performance during the year. The nominations and awards that we have won illustrate the breadth of our fund management talent, whether it be "deep value" investing skills through British Empire Securities & General Trust plc, the global equity expertise of Murray International Trust PLC or the specialist regional equity play through Aberdeen Asian Smaller Companies Investment Trust PLC. Aberdeen Development Capital PLC, a venture and development capital fund, was nominated top-performing split capital investment trust over one year.

Private Equity

Our expertise in private equity gained attention with the award of Venture Capital Firm of the Year to Aberdeen Murray Johnstone Private Equity ("AMJPE"), our private equity fund management subsidiary. AMJPE has £489 million of private equity funds under management, managed within an investment trust, limited partnerships, segregated portfolios and Venture Capital Trusts. Over £100 million of this total has been raised during the last year. Nearly £25 million was committed in the last year to new and follow-on investments in the period with realisations achieving over £69 million against cost of £52 million.

Private Portfolios

Our private portfolio management division, with offices in Aberdeen, Glasgow, London, Manchester and Jersey with £430 million of funds under management, made some headway against an exacting background. During the year, an overall review of the divisional structure was undertaken and this led to the merger of our Edinburgh and Glasgow offices.

Whilst the emphasis remained on supporting existing clients, there were some encouraging signs for new business, which included the London office winning a £10 million sterling bond mandate from a well established family office.

**Continental Europe**

The downturn in equities has affected sales of funds generally in continental Europe. As a consequence, we have reduced our salesforce operating in Europe. Offshore clients' investment focus has switched from equities to bonds in the Aberdeen Global Fund, the Group's fund range domiciled in Luxembourg. Our offshore funds in continental Europe grew with the addition of £170 million of assets from our acquired offshore life company in the Isle of Man.

The successful launch of an Austrian mirror fund of the Sovereign High Yield Bond fund raised some €20 million (£12 million). This specialised asset class has rapidly become the most popular in our Aberdeen Global fund range. A lengthy project to secure registration of the Aberdeen Global funds in Switzerland concluded during the year. This provides a platform from which we hope to be able to further our penetration of the private bank distribution channel in this country. In Italy, where we secured registration last year, development of distribution has been encouraging and investors there now represent one of the largest holding groups for the Aberdeen Global range.

**Asia Pacific**

Our Asia Pacific operations have had a very successful year. This was characterised by strong performance across both fixed interest and equities. Most notably, exceptional performance occurred in our Asia Pacific (including and excluding Japan) funds, as well as in our single country equity mandates such as Australia, Singapore and Thailand. We won several new mandates from institutional clients in Singapore, Hong Kong and the US, amounting to £165m. Retail sales remained robust too, despite risk-averse private investors favouring guaranteed products.

Equity performance has been built on rigorous company research, active stock selection against benchmarks and simple buy-and-hold strategies. One of the main tasks we have faced is the export of these disciplines to our Sydney and (joint venture) Bangkok offices. Team members have responded well. Integration has been achieved, with

## Innovative

The firm offers a wide array of innovative products that invest in a multitude of geographic areas and asset classes.

investment desks running country portfolios as well as contributing to regional ones run from Singapore. Recent outperformance in our Australian equity portfolios augurs well.

The main challenge confronting Asia is weak global interest in the region. While the investment fundamentals are excellent, such behaviour is largely out of our hands. However, we are promoting our capabilities to a more targeted client base, both in Asia and worldwide. We are also introducing new products, our Japan hedge fund, a first, being a case in point. At the operational level, we have streamlined and will continue to do so when opportunities present themselves, consolidating marketing and back office roles where possible. Close attention to costs has contributed to record profits in Asia.

**North America**

Progress continues to be made in extending our client base in the Americas. Our latest Canadian offering, the Aberdeen G7 Trust, raised C$222 million (£98 million) in February 2002. As a result of this successful launch we are now the fourth largest closed end fund manager in Canada with over C$1 billion (£400 million) under management.

In the United States, our three large closed end funds have all performed well, registering double-digit percentage gains for investors during the period. Our largest closed end fund, the Aberdeen Asia-Pacific Income Fund Inc., with assets of over $1.9 billion (£1.2 billion), posted a return of 27.2% for its US investors for the year to 30 September 2002. While North American retail investors have been focused on a narrow range of domestic yield products in these difficult markets, we have continued to strengthen our investment banking and retail brokerage relationships. We believe that we are well positioned to introduce new products in the US and Canada as investment markets improve.

On the institutional marketing front, we continue to win international equity mandates, particularly in SRI. Our main success was a $57 million (£36 million) international equity labour-screened account from a US trade union and we have also seen steady inflows from Canada into our International SRI pooled account. Our excellent Asia Pacific performance has resulted in further institutional interest and, following a recent series of presentations to consultants, we hope to win mandates in this area in the year ahead.

Finally, there has been an encouraging start for the distribution of our offshore retail funds to Chile. To date we have already received over $40 million (£25 million) into the Aberdeen International range and, with continued good performance, this could prove to be the beginning of a steady flow of subscriptions. In addition, we also received approval during the year from the Chilean regulators for three more funds to be added to the list of regulated funds that can be sold to Chilean Pension Funds.

**Property**

Our property division, Aberdeen Property Investors (API), had £6.2 billion under management and advice at the year end in both UK and continental European property. Property has been the top-performing UK asset class in 2002 over one, three, five, ten and fifteen years. This has confirmed to investors the benefits of having property in an investment portfolio for both diversification and total return. Property's performance has been underpinned by a strong and stable income that has proved attractive in the current volatile investment arena.

API has seen a growing interest in property from both retail and institutional investors. We have been successful in winning two mandates from overseas institutional investors for UK property. In the Nordic region, we have expanded in both direct and indirect investment, taking on more property management clients. In particular, interest there in pan-European indirect investment is a growing opportunity, given our franchise in that region.

The past year has seen the full integration of the three businesses acquired in 2001 and the opening of an office in Copenhagen. A new head of pan-European property investment strategy was appointed to integrate investment process and research teams across the UK and Europe.

**Market Outlook**

Our equity strategy team foresees a mixed investment outlook for 2003. Economic data in the US is soft, while corporate profit growth has slackened. Much is riding on continued consumer borrowing to stimulate demand. The US Federal Reserve's calculation is that lower interest rates will help tide over activity until corporate investment resumes. However, it appears refinancing gains are increasingly being saved not spent.

Faced with this low inflation environment, investors worldwide are re-examining their assumptions about equity returns. Contrarians would probably argue from this that markets are close to their cyclical lows. We are more cautious. Even if markets improve, investors will need persuading. Besides, if we are to embrace change successfully, it may be better to do so against a background that allows no let-up in our efforts.

**Business Outlook**

Our focus is to maintain a watchful eye on expenditure, with a view to maintaining operating margins in particularly weak market conditions. Our proposed divestment of the property division will contribute to lower levels of gearing going forward. Service standards are a prerequisite during difficult markets and we are committed to providing strong support through our product lines, while constantly improving standards in all that we do.

Externally, the UK investment arena, our core market, is still sensitive to additional Government reviews and changes to regulation and legislation. These present opportunities as well as challenges to independent managers such as ourselves.

The current stock market environment presents us with fresh opportunities, both in investment management, products and in different geographies. We will look to exploit these opportunities.

**Martin Gilbert**
Chief Executive
20 December 2002

# A worldwide network of offices

Chicago
Fort Lauderdale
New York

## North America

Our Chicago office markets specialist mandates to US institutional investors, whilst our New York office markets US closed end funds to US and Canadian investors.

The Fort Lauderdale office fulfils a client servicing and marketing function for the Latin American region.

## United Kingdom

Our London office, manages UK, US and European equities, global bonds and a number of specialist areas, including technology and emerging markets ex Asia. Unit trust dealing and customer service calls are handled in Aberdeen, and broker desk services from London.

Investments in private equities are managed from our offices in Aberdeen, Birmingham, Glasgow, Inverness, Leeds, London and Manchester. Investments for UK private clients are managed from Aberdeen, Glasgow, London and Manchester.

### Aberdeen Property Investors

The Group manages £6.2 billion of property assets of which £4.0 billion are managed from offices in Glasgow and London.

## Offshore

### Aberdeen Asset Managers Jersey
### Aberdeen Private Wealth Management

The Jersey office is the investment adviser to six offshore closed-end funds, with assets in excess of £800 million. Aberdeen Private Wealth Management is Jersey's second largest independent asset manager specialising in offshore private clients.

### Aberdeen International (IoM) Life Assurance

Our Isle of Man office has funds under management of £300 million.


United Kingdom
Aberdeen
Birmingham
Glasgow
Inverness
Leeds
London
Manchester
Isle of Man
Jersey
Amsterdam
Bahrain
Copenhagen
Dublin
Helsinki
Luxembourg
Oslo
Stockholm
Bangkok
Hong Kong
Singapore
Sydney

## Europe and Middle East

Our Dublin office manages over £500 million of Irish equities and fixed interest securities. The Aberdeen International Fund, with 14 sub-funds, is also based in Dublin.

### Aberdeen Investment Services

The Aberdeen Global Fund, with 19 sub-funds, is domiciled in Luxembourg.

### Aberdeen Property Investors Continental Europe

Continental European property assets of £2.0 billion are managed from Amsterdam, Copenhagen, Helsinki, Oslo and Stockholm.

### Aberdeen Asset Managers

The Group maintains a representative office in Bahrain.

## Asia-Pacific

The Singapore offices manages and advises on £3.1 billion of Asia-Pacific equities and fixed interest securities in the region. Our Singapore office also markets the Aberdeen Select range of 14 unit trusts to Singaporean retail investors. The Hong Kong office markets offshore funds to the north Asia region.

The Sydney office advises on five North American closed end funds investing principally in Asia-Pacific equities and fixed interest securities. The office also manages a number of Australian investment funds and portfolios for Australian and New Zealand institutional investors.

A joint venture, Aberdeen Asset Management Company Limited, in Thailand is responsible for a range of funds, including the management of direct property, equity and fixed interest assets.

## Support

The Group is committed to the highest level of customer support, managing funds for over a million investors worldwide.

# Board of Directors

**Charles Irby** FCA [1,2,3,4]
Chairman
Mr Irby (57) was appointed to the Board in August 1999, and became Chairman on 14 January 2000. A chartered accountant, he is a non-executive director of QBE Insurance Group Limited, North Atlantic Smaller Companies Investment Trust plc and of EC Harris. He is a member of Council of King Edward VII Hospital, Sister Agnes and was formerly a managing director of ING Barings.

**Ronald Scott Brown** MA LLB LLD [1]
Deputy Chairman
Mr Scott Brown (65) is a founding Director and shareholder of the Company. Currently a Deputy Chairman, he is also Chairman of the Group's Nominations Committee. He is chairman of Temple Bar Investment Trust PLC and a director of Aberdeen New Dawn Investment Trust PLC.

**David Woods** MA MSC FIA [1,4]
Deputy Chairman
Mr Woods (54) was appointed to the Board in September 1997. He was managing director of The Scottish Provident Institution for 14 years until 2002 and is also a non-executive director of Capital Opportunities Trust PLC and The Moller Centre for Continuing Education Limited.

**Martin Gilbert** MA LLB LLD CA [1,5]
Chief Executive
A founding Director and shareholder of the Company, Mr Gilbert (47) is Chief Executive of Aberdeen Asset Management PLC. He sits on several investment trust boards as well as being chairman of FirstGroup PLC and a director of Lombard International Assurance SA.

**Bill Rattray** MA CA [5]
Finance Director
Mr Rattray (44) joined the Group in 1985 as Company Secretary and subsequently became Group Financial Controller. He was appointed Finance Director of Aberdeen Asset Management PLC in January 1991.

Aberdeen 0169

**Clive Gilchrist** BSC (ECON) ASIP FSI [3]
Non-Executive Director
Mr Gilchrist (52) was appointed to the Board in May 1991. He is managing director of BESTrustees PLC, an independent pension fund trustee company and holds a number of non-executive directorships. Mr Gilchrist is the Chairman of the Group's Remuneration Committee.

**Philip McLoughlin**
Non-Executive Director
Mr McLoughlin (56) is a former director, executive vice president and chief investment officer for The Phoenix Companies, Inc. He was appointed to the Board in September 1997. He is also former chairman and chief executive officer of Phoenix Investment Partners, Ltd. He currently serves as chairman or director of several investment companies.

**The Rt. Hon. Sir Malcolm Rifkind** KCMG QC [3,4]
Non-Executive Director
Sir Malcolm (56) joined the Board in August 2000. He is a non-executive director of British Assets Trust plc, Foreign and Colonial Emerging Markets Investment Trust plc and Ramco Energy plc and a consultant to BHP and PricewaterhouseCoopers.

**John Solan** CPA [2]
Non-Executive Director
Mr Solan (63) joined the Board in August 1999 as an Alternate Director and subsequently became a Director in August 2001. He was formerly senior vice president of The Phoenix Companies, Inc.

**Donald Waters** OBE CA [2,4]
Non-Executive Director
Mr Waters (65) was appointed to the Board on 1 February 2000 and is Chairman of the Group's Audit Committee. He is a director of Scottish Media Group plc, James Johnston and Co of Elgin Ltd and sits on the Scottish board of Royal Mail Group.

**Giles Weaver** FCA
Non-Executive Director
Mr Weaver (56) was appointed to the Board in December 2000. He is a director of Atrium Underwriting PLC, Helical Bar PLC, James Finlay Limited and several investment trusts.

**John Wybrew** FIA ASA FBIM [2]
Non-Executive Director
Mr Wybrew (59) was appointed to the Board in October 2001. He is chairman and managing director of Windsor Life Assurance Company Ltd and director of a number of associated financial services companies.

**Norman Reid** LLB CA
(Alternate Director to Mr Wybrew)
Mr Reid (54) was nominated as an Alternate Director to John Wybrew in October 2001. He is group finance director and company secretary of Life Assurance Holding Corporation Limited and director of a number of associated financial services companies.

[1] Member of the Nominations Committee
[2] Member of the Audit Committee
[3] Member of the Remuneration Committee
[4] Independent Director
[5] Member of the Executive Committee

# Aberdeen Asset Management PLC

Directors' Report & Accounts

Year ended 30 September 2002

# Financial Review



The year to 30 September 2002 was a difficult year for the Group against the backdrop of the continued weakness in world stock markets. The impact of this downturn on the results of the Group has been offset by the inclusion of a full year's results from the property asset management activities acquired during the course of 2001.

**Assets under management**

| | £bn |
|---|---|
| Total assets at 30 September 2001 | 34.7 |
| Less: Scottish Provident assets transferred | (8.9) |
| Pro forma assets under management 30 September 2001 | 25.8 |
| Net new business generated in year | 0.9 |
| Debt repayments by split capital closed end funds | (0.8) |
| Effect of market movements and performance | (2.2) |
| Assets under management at 30 September 2002 | 23.7 |

The Scottish Provident assets were withdrawn during the second half of 2002 following Scottish Provident's acquisition by Abbey National.

**Turnover**

Total turnover increased from £182.1 million in 2001 to £192.1 million in 2002. Turnover from investment management activities fell from £163.1 million in 2001 to £141.5 million in 2002, as a result of the continued fall in world stock markets and the consequent effect of lower asset values on fees earned by the Group. The fall in investment management revenue was offset by the growth in the property asset management division as a result of including a full year's income from acquisitions made in 2001. Property revenue for 2002 was £50.6 million compared to £19.0 million in 2001. This included, for the first time, income from fixed margin property management contracts in Scandinavia. Revenue from these contracts has been separately identified, as the margin earned on these contracts is significantly lower than the remainder of the property business.

**Operating costs excluding goodwill amortisation and exceptional costs**

Total operating costs for the Group in the year to 30 September 2002 were £134.8 million compared to £123.2 million in 2001. Total operating costs for the year, excluding expenses directly related to fixed property management contracts, were £123.8 million compared to £123.2 million in 2001. Operating costs within investment management activities were reduced by £13.2 million to £94.3 million for the year and these costs will reduce further in 2003, resulting in total cost reductions on an annualised basis of around £30 million. Operating costs within the property division increased by £24.8 million in 2002, reflecting a full year's costs arising from when the various property businesses were acquired during 2001.

**Exceptional items**

During the year, the Group undertook a review of its operating cost base following the loss of the Scottish Provident contract and the continued weakness in world stock markets. As a result of this review, staff numbers were reduced and one-off costs of £5.6 million, associated with redundancy, office closure and other cost reduction measures, were incurred. These costs have been treated as exceptional costs within administrative expenses.

During the year impairment provisions of £2.6 million were made against fixed asset and current asset investments exposed to the split capital sector.

Other operating income of £4.4 million arises from compensation received on the termination of the Scottish Provident investment management contract. This income has been treated as exceptional.

**Amortisation of goodwill and intangible assets**

Goodwill amortisation costs increased in 2002 to £19.6 million from £12.6 million the previous year. £5.8 million of this increase arises from recording a full year's charge in respect of acquisitions made during 2001. Intangible assets amortisation of £1.6 million arises on the amortisation of the present value in force of the Isle of Man life business acquired in January 2002. An additional charge of £1.2 million was made in respect of certain closed end fund contracts following the annual impairment review.

**Operating profit**

Operating profit for the year was £33.8 million compared to £35.3 million in 2001, a reduction of 4%. Operating profit before goodwill amortisation and exceptional items has been maintained at £57.3 million in 2002 compared with £58.9

million last year. Further analysis reveals a £8.4 million fall in operating profit, before goodwill amortisation and exceptional items, from the investment management division offset by an increase of £6.7 million from the property division. Cost reductions undertaken during the year have enabled the investment management division to maintain its operating margin at 33.3%. The Group operating margin before goodwill amortisation and exceptional items for 2002 was 29.8% compared to 32.3% in 2001. However, the property division accounts for a larger proportion of the Group's activities this year and operates on a lower margin of around 20.0% (2001 – 17.8%).

**Net interest payable and similar charges**

Net interest payable and similar charges for the year were £15.5 million, up from £10.7 million in 2001. The charge for 2002 includes interest of £4.2 million on the £100 million convertible bonds issued in January 2002 and £0.5 million in respect of the amortisation of issue costs. Interest on bank term loans was £9.2 million, which was £1.2 million lower than 2001.

**Taxation**

The tax charge for the year represents an average rate of 61% on the profit before taxation (2001 – 39%). Excluding the charge for goodwill amortisation, which is not an allowable deduction for tax purposes, the underlying effective rate of tax is 29.5% (2001 – 25.8%).

**Earnings per share**

Basic earnings per share, excluding the effects of goodwill amortisation and exceptional items was 16.51p, which is down from 21.12p last year. The diluted earnings per share, calculated on the same basis, was 16.47p, a reduction from 19.49p last year. Basic earnings per share, after goodwill amortisation and exceptional items was 3.29p compared to 8.51p in 2001. The diluted earnings per share, calculated on the same basis, was 3.28p compared to 8.26p in 2001.

**Net borrowings**

At 30 September 2002 the Group's net borrowings were £234.5million, an increase of £51.6 million over 30 September 2001. This represented a gearing ratio of 113% of shareholders' funds. During the year, the Group issued £100 million 5.875% Convertible Bonds 2007. Part of the proceeds of this issue were used to fund the £36.6 million acquisition of the Old Mutual companies. In addition, £71.9 million of bank term loans were repaid during the year. The maturity profile of the Group's borrowings remains weighted towards the longer term, with 55% of the total being due in 2006 and 2007 and only £27 million due for repayment during 2003. The Group continues to comply with all covenants attached to bank and other borrowings, and intends to use the anticipated proceeds of divesting the property division to reduce borrowings further.

**Financial instruments**

The Group's financial instruments, other than derivatives comprise fixed asset and current asset investments, cash and liquid resources, convertible subordinated loan notes, bank term loans, convertible bonds, floating rate guaranteed unsubordinated loan stock, deferred consideration and various items, such as trade debtors, trade creditors, etc that arise from its operations. Details of the Group's financial assets and financial liabilities are given in note 23 to the accounts. The Group has taken advantage of the exemption under FRS13 Derivatives and other Financial Instruments and excluded short term debtors and creditors from the disclosures, other than currency risk disclosures of financial instruments.

The Group has adopted a policy of minimising exposure to exchange risk arising from assets and liabilities denominated in foreign currencies. The major non-sterling liability is in respect of Convertible Loan Notes, which are denominated in US Dollars. To the extent that this liability is not matched at any time by US Dollar assets, the exposure is hedged by means of a currency swap arrangement. Interest is payable on the Convertible Loan Notes at a rate of 7% per annum, fixed until the earlier of conversion or 29 March 2003. Thereafter the interest rate increases to a fixed rate of 7.5% per annum.

The Group has also undertaken a cross-currency interest rate swap, for the period to 30 September 2005, in respect of £89 million of bank term loan borrowings. Under this arrangement the Group pays interest in US dollars at a fixed rate of 5.03% and receives interest at the variable rate of six-month sterling LIBOR. The variable LIBOR rate, plus a margin of 1.25% is payable to the lenders under the bank term loans. The fixed rate of interest is payable in US dollars from the Group's US dollar revenues, while the principal amount of the loans remain denominated in sterling.

Surplus cash balances are invested in money market deposits and other interest bearing accounts, taking advantage of Group offset arrangements, in order to optimise interest income while also retaining flexibility in respect of the Group's expected cash requirements.

# Directors' Report

The Directors have pleasure in submitting their annual report and financial statements for the year ended 30 September 2002.

**Principal activity and business review**

The principal activity of the Group is the provision of investment management and property asset management services. Further details of the Group's performance during the year are given in the Chairman's Statement on page 5, the Chief Executive's Review on page 9 and the Financial Review on page 22.

**Financial**

The results for the year are shown in the profit and loss account on page 34.

An interim dividend of 3.85p net share was paid on 19 June 2002. The Directors recommend a final ordinary dividend of 2.15p net per share, making a total of 6.0p net per ordinary share for the year to 30 September 2002. The total distribution of ordinary dividends for the year to 30 September 2002 is £10,500,000. Preference dividends totaling £1,132,000 were paid and provided during the year.

**Directors**

Details of the present Directors of the Company are given on pages 19 and 20.

Mrs K L Garrett-Cox was appointed on 3 December 2001 and resigned on 1 November 2002. Mr I A Reid was appointed on 5 August 2002 and resigned on 1 November 2002. Mr C D Fishwick resigned on 14 October 2002 and Mr A A Laing, Mr B Hendry, Mr G R Marshall and Mr H Young each resigned on 1 November 2002. Mrs S E Murray resigned on 29 November 2002.

Mr C M Gilchrist, Mr P McLoughlin and Mr R Scott Brown have intimated their intention to resign on conclusion of the Annual General Meeting.

Mr A F Bushell and Mr J Plumpton resigned on 18 January 2002.

In accordance with the Company's Articles of Association Mr C L A Irby retires by rotation and being eligible offers himself for re-election.

Directors' interests in the share and loan capital of the Company at the year end were as follows:

| | Ordinary shares of 10p | | Options | | Performance shares of 50p | | 5.875% Convertible Bonds 2007 |
|---|---|---|---|---|---|---|---|
| | 2002 Number | 2001 Number | 2002 Number | 2001 Number | 2002 Number | 2001 Number | 2002 Number |
| **BENEFICIAL** | | | | | | | |
| R Scott Brown | 3,871,746 | 3,871,746 | – | – | – | – | – |
| M J Gilbert | 3,627,998 | 3,377,540 | 1,215,000 | 1,215,000 | 10,000 | 60,000 | 1,300 |
| C D Fishwick | 1,659,106 | 1,458,648 | 1,065,000 | 1,065,000 | 10,000 | 50,000 | 3,000 |
| A A Laing | 1,352,290 | 1,201,832 | 792,500 | 792,500 | 10,000 | 40,000 | 330 |
| W J Rattray | 703,772 | 553,314 | 490,000 | 490,000 | 10,000 | 40,000 | 100 |
| H Young | 614,709 | 364,251 | 785,000 | 785,000 | 10,000 | 60,000 | 173 |
| B Hendry | 333,209 | 182,751 | 332,500 | 332,500 | 10,000 | 40,000 | 72 |
| G R Marshall | 101,676 | 101,218 | 342,500 | 342,500 | 20,000 | 20,000 | 69 |
| K L Garrett-Cox | – | – | 285,000 | 235,000 | – | – | – |
| C L A Irby | 45,000 | 45,000 | – | – | – | – | 30 |
| C M Gilchrist | 17,500 | 17,500 | – | – | – | – | 12 |
| C G H Weaver | 10,000 | 10,000 | – | – | – | – | 6 |
| S E Murray | 2,000 | 2,000 | – | – | – | – | – |
| Rt Hon Sir Malcolm Rifkind | 1,000 | 1,000 | – | – | – | – | – |
| D H Waters | 1,000 | 1,000 | – | – | – | – | – |
| I A Reid | 675 | – | 430,000 | 310,000 | – | – | – |

Following publication of the annual report, Directors' holdings of ordinary shares will increase as a result of the conversion of 1998 Performance shares. Mr Gilbert will hold 3,677,998 ordinary shares and Mr Rattray 753,772 ordinary shares.

**Substantial interests**

At 20 December 2002 the Company had been notified of the following interests, other than Directors', of 3% or more in the ordinary shares:

| | Number | % of Class |
|---|---|---|
| The Phoenix Companies, Inc | 38,100,000 | 21.70 |
| Life Assurance Holding Corporation | 15,000,000 | 8.54 |
| Schroder Investment Management Limited | 14,344,266 | 8.17 |
| Legal and General Investment Management Limited | 5,273,654 | 3.00 |

**Fixed intangible assets**

The costs of acquiring the management contracts of additional unit trusts are treated as intangible assets and are stated at the lower of cost and Directors' valuation, and are subject to an annual impairment review. The Directors are of the opinion that this treatment fairly represents the long-term nature of these assets. No cost is attributed to management contracts resulting from the launch of new trusts by the Group. The Directors are of the opinion that the value of these contracts is in excess of cost.

**Corporate governance**

The Listing Rules of the Financial Services Authority require all listed companies to disclose how they have complied with the Combined Code issued by the Committee on Corporate Governance. The Group has complied with the provisions set out in Section 1 of the Combined Code throughout the year to 30 September 2002.

**Board responsibilities**

The Board currently comprises ten Non-Executive Directors, including the Chairman, and two Executive Directors and the roles of the Chairman and Chief Executive are separate and clearly defined. The Board considers four of the Non-Executive Directors to be independent. Following the AGM, the number of Non-Executive Directors will reduce to eight, of whom four are considered to be independent.

Biographical details of Directors can be found on pages 19 and 20.

The Board meets eight times each year to review financial performance and strategy and has a formal schedule of matters reserved to it for decision. Board papers, comprising an Agenda and formal Board reports and briefing papers, are sent to the Directors in advance of each meeting. All Directors have access to the advice and services of the Company Secretary and external professional advice, if required, at the Company's expense. Any new Director appointed by the Board will be provided with appropriate training having regard to any previous experience as a Director of a public company. All Directors have submitted themselves for re-election at intervals of no more than three years. As permitted by the Company's Articles of Association, one Non-Executive Director has appointed an Alternate Director to attend and vote at meetings which he is unable to attend personally. The appointment of an Alternate Director is subject to approval by the Board and the appointment ceases on the resignation or retirement of the Director who appointed him. Directors appointed during the year are required to seek election at the first Annual General Meeting following their appointment.

**Board Committees**

The Board has set up the following four Committees to assist in the execution of its duties. All of these Committees operate on written terms of reference and the Chairman of each Committee reports to the Board. Membership of the Committees is shown in the Directors' biographies on pages 19 and 20.

**Executive Committee**

The Executive Committee meets on a regular basis and is chaired by the Chief Executive. This Committee is responsible for the operational management of the Group and receives reports from a number of subsidiary committees covering, *inter alia*, Operational Risk Management, Compliance and investment management and performance.

**Audit Committee**

The Audit Committee is scheduled to meet three times each year and can meet more frequently where business needs require. The role of the Audit Committee is to assist the Board in discharging its duties and responsibilities for financial reporting, corporate governance, internal control and the appointment and remuneration of independent auditors. The Committee's duties include keeping under review the scope and results of the audit work and its cost effectiveness and the independence and objectivity of the auditors. The Committee also monitors the volume and nature of non-audit services provided by the auditors to ensure that a balance is maintained between objectivity and value added. The Committee is chaired by an independent Non-Executive Director, Mr D Waters, and is supported by three other Non-Executive Directors. The Audit Committee receives regular reports from the external and internal auditors of the Group and can and does request supplementary reports from management to meet the terms of reference of the Committee.

**Nominations Committee**
The Board as a whole is responsible for the appointment of new Directors and for nominating them for election by shareholders at their first opportunity after the appointment. The Nominations Committee, comprising a majority of Non-Executive Directors, is chaired by Mr R Scott Brown. The Committee is responsible for recommending new members to the Board for appointment.

**Remuneration Committee**
The Remuneration Committee comprises three Non-Executive Directors, two of whom are independent and is chaired by Mr C M Gilchrist. The role of the Remuneration Committee is to monitor, review and recommend the Group's remuneration policy, as set out in the Remuneration Report on pages 28 to 30, and to recommend to the Board the remuneration packages of the executives and other senior employees of the Group.

**Relationships with shareholders**
The Company places a great deal of importance on communication with its shareholders and aims to keep shareholders informed by making regular communication with institutional shareholders, analysts and the financial press throughout the year. Annual Reports and Interim Reports are widely distributed to other parties who may have an interest in the Group's performance and these documents are also made available on the Company's website. Private investors are encouraged to attend the Annual General Meeting at which an opportunity is provided to ask questions and the Chairmen of the Audit Committee and Remuneration Committee are available to answer any questions from shareholders. The Group will continue its policy of announcing the number of proxy votes cast on resolutions at the Annual General Meeting.

**Internal Control**
The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The internal controls are designed to cover all risks to achieving the Company's objectives including all business, operational, financial and compliance risks. The internal controls are designed to manage rather than eliminate risk of failure to meet business objectives and to provide reasonable, but not absolute, assurance against material misstatement or loss. The system of internal control is embedded within the day to day operations of the Group and a strong control culture is combined with clear management responsibility and accountabilities for individual controls. An automated risk management framework is operated by the Group that requires the executive and management of the Group to record and make regular self assessments of the risks and the effectiveness of internal controls for which they are responsible and report their findings to the Board. The risk management framework also provides a continuous improvement process for the Group's internal controls. An operational risk management committee has been established to monitor the effectiveness of the risk management framework and is scheduled to meet six times annually and can meet more regularly where business needs require. The Head of Operational Risk Management reports to the Chief Executive. The risk management committee includes members of the Executive Committee and operates under terms of reference agreed by the Board. The risk management framework has been extended to cover businesses acquired during the year in a planned approach as part of integrating the new operations. At the date of approval of these accounts the risk management framework covers all material parts of the Group.

The Group has three separate functions which monitor the effectiveness of internal control independently. The Performance Monitoring Department reports on the performance of funds managed by the Group to generally accepted industry standards and also monitors the investment risk profile of funds. The Head of Performance Monitoring reports to the Chief Investment Officer and provides regular reports to the Board. The Compliance Department reviews the effectiveness of controls that ensure compliance with regulatory requirements in each jurisdiction in which the Group operates. The Head of Compliance reports to the Chief Executive and attends and reports at Board meetings. The Internal Audit Department reviews the effectiveness of all significant controls, either by reviewing the methods and findings of the other independent monitoring functions, or by directly auditing the controls operated by management. The Head of Internal Audit reports to the Audit Committee and has unrestricted access to the Chairman of the Audit Committee.

A summary of significant risks, key internal controls and findings arising from the risk management framework and the work of the monitoring functions is reported by the Executive annually in a formal annual internal control report to the Board.

The Group has complied with the Turnbull Committee's guidance for directors. Identifying, evaluating and managing the Group's significant risks is an ongoing process which is regularly reviewed by the Board and has been in place for the year ended 30 September 2002 and up to the date of the approval of these financial statements.

**Going concern**
After making enquiries and taking into account, inter alia, the covenants which operate in relation to bank and other borrowings, the likelihood of the crystallisation of contingent liabilities disclosed in note 29 to the accounts and the level of

regulatory capital required to be maintained by operating subsidiaries regulated by the Financial Services Authority and other regulatory bodies, the Board considers that it is appropriate to adopt the going concern basis in preparing these financial statements.

**Employees**

The Group places considerable value on the involvement of its employees and has continued its practice of keeping them fully informed on matters affecting them as employees. This is achieved through formal and informal meetings and staff bulletins. The Group's policy is to offer equal opportunities to all persons applying for employment having due regard to their aptitudes and abilities in relation to the jobs available. It is the Group's policy to provide employment opportunities to people who are disabled. They are given the same opportunities as other employees to progress within the Group, due allowance being given to their disability, but subject to their having the necessary skills.

**Corporate Social Responsibility**

The Group recognises the importance of its Corporate Social Responsibility (CSR) incorporating transparency, fairness, accountability and integrity. The Executive Committee has established a working party to formulate and implement a policy on CSR, guiding corporate conduct and the way in which we deal with the community and the environment. The policy will apply to all our offices and employees. The objective of the policy is to document the economic, social and environmental impacts of the Group and to develop a programme to meet the key challenges which arise from them.

In formulating the policy the Group will be guided by sources such as Guidance for Directors on the Combined Code (Turnbull), the Company Law Review, the Pensions Act, ABI disclosure guidelines on socially responsible investment and by FSA regulations.

As part of this policy the Group encourages efficient energy and material consumption and the minimisation of waste, through re-cycling and the efficient use of energy and automation. The Group also values the contribution of its staff, promoting high standards of health and safety in the office as well as recognising the need for a work life balance and the commitment staff have to families and outside interests.

We also recognise that we have obligations to stakeholders, including suppliers and competitors with whom we deal, in addition to clients, shareholders and employees. We understand that our activities will impact the environment and the broader society in which we operate.

Regular reviews are recognised as a key control in the management of all aspects of the company's operations to understand and improve our efforts in this area. Progress on these issues will be reported in the next annual report and will be posted periodically to the Group website.

**Charitable contributions**

During the year, the Group made various charitable contributions totalling £38,000 (2001 - £85,000). It is the Group's policy not to make contributions for political purposes.

**Policy on payment of creditors**

As required by the Financial Services Act, all unit trust repurchase settlements are paid within four working days of receipt of properly renounced certificates. Unless otherwise agreed, payments to other creditors are made within thirty days. At the year-end, the Group and Company had an average of 17 days purchases outstanding in respect of trade creditors and an average of 3 days outstanding in respect of approved unit trust repurchase settlements.

**Auditors**

In accordance with Section 385 of the Companies Act 1985, a resolution to reappoint KPMG Audit Plc as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

By order of the Board

**John Brett**
Secretary
One Albyn Place,
Aberdeen AB10 1YG

20 December 2002

Aberdeen 0177

# Remuneration Report

The members of the Remuneration Committee who served during the year are Clive Gilchrist (Chairman), Charles Irby and Sir Malcolm Rifkind. The Committee appointed an external firm of consultants, DLA MCG Consulting, to advise them on executive remuneration. DLA MCG Consulting did not provide any other services to the Group during the year.

This report includes certain voluntary disclosures in advance of the introduction of The Directors' Remuneration Report Regulations 2002. These regulations will be effective for the Company's year ending 30 September 2003.

**Remuneration policy**

The Group's remuneration policy is designed to reflect the importance of recruiting and retaining senior executives of the calibre necessary to maintain and improve the Group's position in the asset management sector. The policy seeks to reward performance in a manner which aligns the interests of executives and shareholders. Executive remuneration comprises basic salary, annual cash bonus, Share Option and Performance Share schemes, and the provision of medical insurance cover. Executives posted overseas are entitled to a local housing allowance. Executives are also entitled to membership of the Group's contributory money purchase pension scheme to which the employer's contribution is 15% of basic salary.

The aggregate amount of any cash bonus available in any year is dependent on the Group's overall performance and profitability. Individual bonuses, which are non pensionable, are discretionary and based on the Remuneration Committee's assessment of the achievement of objectives. Individual bonuses for key employees are made on condition that a proportion is repayable in the event of the individual leaving the Group's employment within the following year.

**Share Incentive Plan**

The Share Incentive Plan (SIP) is intended to encourage share ownership by employees. It is designed to be available to all employees, subject to a minimum period of service, and is considered to be the successor to the ESOP schemes such as that previously operated by the Group. No provisions have been made for any profit related contribution to this scheme in 2002.

**Executive Share Option Scheme**

The Group has an Executive Share Option Scheme which is approved by the Inland Revenue. Options are granted at the discretion of the Remuneration Committee and are issued for no consideration. Options granted to executive directors and senior employees under the Scheme may only be exercised if the Remuneration Committee is satisfied that earnings per share have increased, over a period of 3 years or longer, by 5% per annum in excess of the average growth in the stock markets in which the Group's assets under management are invested. An unapproved schedule was added to this scheme in 1999 to permit options to be granted within institutional guidelines but in excess of the reduced limits on approved options imposed by the Government. During the year options were granted over 1,207,000 shares at an exercise price of 261p.

**Performance Share Scheme**

In 1997 the Company established a Performance Share Scheme under which executive directors and senior employees were offered the opportunity to subscribe for Performance Shares at the greater of their nominal value and market value, as determined by the Remuneration Committee on the advice of independent accountants. This scheme was in operation for two years, 1997 and 1998, before the introduction of changes in UK tax legislation removed the efficiencies of the scheme.

The 50p Performance shares may convert, wholly or partly, into ordinary shares of 10p each at the end of a five year period, provided that the Group's earnings per share have grown over that period by defined margins in excess of general growth of the markets in which the Group's assets under management are invested.

The growth in EPS for the five year period to 30 September 2002 has been independently verified as surpassing the target of 5% per annum in excess of weighted average stock market growth required to permit the maximum rate of conversion of the 1998 Performance shares. On publication of this Annual Report the 344,000 1998 Performance shares will therefore convert into 1,352,500 ordinary shares, which will vest in individual holders, and 367,500 deferred shares which are valueless will be cancelled. The Performance share scheme will thereafter be terminated.

**Performance Graph**

The following graph illustrates the total shareholder return for a holding in the Group's shares against the FTSE Speciality and Other Finance index for the five-year period to 30 September 2002. The Company considers that this index is the most appropriate index against which to measure Company performance.



FTSE Speciality & Other Finance
Aberdeen Asset Management
%
700
600
500
400
300
200
100
0
-100
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02


**Service contracts**

Historically service contracts for the executive directors provided for two years' notice of termination to be given by the Company. In line with developments in best practice, and as disclosed in the 2001 Remuneration Report, the Executive Directors voluntarily agreed, without compensation, to reduce such notice to one year with effect from 1 January 2003.

**Directors' emoluments**

| | 2002 | | | | | | 2001 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Salary & fees £'000 | Bonus payments £'000 | Other benefits £'000 | Total before pensions £'000 | Pension costs £'000 | Total £'000 | Total before pensions £'000 | Pension costs £'000 | Total £'000 |
| **EXECUTIVE** | | | | | | | | | |
| **Duties within the UK** | | | | | | | | | |
| M J Gilbert | 400 | – | 1 | 401 | 60 | 461 | 1,052 | 60 | 1,112 |
| C D Fishwick | 321 | – | 2 | 323 | 48 | 371 | 1,753 | 53 | 1,806 |
| K L Garrett-Cox | 175 | – | 1 | 176 | 26 | 202 | – | – | – |
| A A Laing | 250 | – | 1 | 251 | 38 | 289 | 527 | 38 | 565 |
| G R Marshall | 180 | – | 1 | 181 | 27 | 208 | 245 | 27 | 272 |
| J Plumpton | 54 | – | – | 54 | 8 | 62 | 258 | 27 | 285 |
| W J Rattray | 180 | – | 1 | 181 | 27 | 208 | 282 | 27 | 309 |
| I A Reid | 42 | 200 | – | 242 | 6 | 248 | – | – | – |
| | 1,602 | 200 | 7 | 1,809 | 240 | 2,049 | 4,117 | 232 | 4,349 |
| **Duties outwith the UK** | | | | | | | | | |
| B Hendry | 186 | – | 6 | 192 | 20 | 212 | 298 | 21 | 319 |
| H Young | 293 | – | 28 | 321 | – | 321 | 532 | – | 532 |
| | 479 | – | 34 | 513 | 20 | 533 | 830 | 21 | 851 |
| **NON-EXECUTIVE** | | | | | | | | | |
| C L A Irby | 65 | – | – | 65 | – | 65 | 65 | – | 65 |
| A F Bushell | 10 | – | – | 10 | – | 10 | 30 | – | 30 |
| C M Gilchrist | 30 | – | – | 30 | – | 30 | 30 | – | 30 |
| P McLoughlin | 25 | – | – | 25 | – | 25 | 25 | – | 25 |
| R Scott Brown | 30 | – | – | 30 | – | 30 | 30 | – | 30 |
| D E Woods | 25 | – | – | 25 | – | 25 | 25 | – | 25 |
| J Solan | 25 | – | – | 25 | – | 25 | 2 | – | 2 |
| D H Waters | 28 | – | – | 28 | – | 28 | 25 | – | 25 |
| C G H Weaver | 25 | – | – | 25 | – | 25 | 21 | – | 21 |
| Rt Hon Sir Malcolm Rifkind | 25 | – | – | 25 | – | 25 | 25 | – | 25 |
| S E Murray | 25 | – | – | 25 | – | 25 | 25 | – | 25 |
| | 313 | – | – | 313 | – | 313 | 303 | – | 303 |
| | **2,394** | **200** | **41** | **2,635** | **260** | **2,895** | **5,250** | **253** | **5,503** |

The executive directors have voluntarily reduced their basic salaries for a period of 12 months, effective from 1 October 2002, as have executives who recently resigned from the Board. Accordingly Mr Gilbert will be paid at the rate of £325,000 per annum and Mr Rattray at the rate of £170,000 per annum for the year to 30 September 2003.

The deferred benefits from the Group's discretionary Employee Benefits Trust that were disclosed in the Annual Report to 30 September 2001 were duly paid to Mr Fishwick (£1,400,000), Mr Hendry (£100,000), Mr Young (£200,000), Mr Laing (£275,000) and Mr Rattray (£100,000). Mr Gilbert (£650,000) and Mr Marshall (£62,500) have elected to waive their entitlements.

Mr Fishwick resigned as a Director of the Company, by mutual agreement, on 14 October 2002. A payment of £431,000 was made to Mr Fishwick and a pension contribution of £53,000 was made on his behalf, thereby releasing the Company from all further contractual obligations.

## Directors' interests in share options

| | Date of grant | Number 2001 | Granted during year | Exercised during year | 2002 | Exercise price | Earliest exercise | Latest exercise |
|---|---|---|---|---|---|---|---|---|
| M J Gilbert | 30.3.94 | 150,000 | – | – | 150,000 | 91p | Mar 1999 | Mar 2004 |
| | 9.7.98 | 50,000 | – | – | 50,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 175,000 | – | – | 175,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 240,000 | – | – | 240,000 | 261p | Dec 2004 | Dec 2009 |
| | 26.6.00 | 400,000 | – | – | 400,000 | 531p | Jun 2003 | Jun 2010 |
| | 5.6.01 | 200,000 | – | – | 200,000 | 585p | Jun 2004 | Jun 2011 |
| | | **1,215,000** | **–** | **–** | **1,215,000** | | | |
| A A Laing | 30.3.94 | 112,500 | – | – | 112,500 | 91p | Mar 1999 | Mar 2004 |
| | 9.7.98 | 10,000 | – | – | 10,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 150,000 | – | – | 150,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 200,000 | – | – | 200,000 | 261p | Dec 2004 | Dec 2009 |
| | 26.6.00 | 200,000 | – | – | 200,000 | 531p | Jun 2003 | Jun 2010 |
| | 5.6.01 | 120,000 | – | – | 120,000 | 585p | Jun 2004 | Jun 2011 |
| | | **792,500** | **–** | **–** | **792,500** | | | |
| W J Rattray | 30.3.94 | 110,000 | – | – | 110,000 | 91p | Mar 1999 | Mar 2004 |
| | 9.7.98 | 10,000 | – | – | 10,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 75,000 | – | – | 75,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 100,000 | – | – | 100,000 | 261p | Dec 2004 | Dec 2009 |
| | 26.6.00 | 75,000 | – | – | 75,000 | 531p | Jun 2003 | Jun 2010 |
| | 5.6.01 | 120,000 | – | – | 120,000 | 585p | Jun 2004 | Jun 2011 |
| | | **490,000** | **–** | **–** | **490,000** | | | |
| B Hendry | 30.3.94 | 112,500 | – | – | 112,500 | 91p | Mar 1999 | Mar 2004 |
| | 9.7.98 | 10,000 | – | – | 10,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 75,000 | – | – | 75,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 75,000 | – | – | 75,000 | 261p | Dec 2004 | Dec 2009 |
| | 5.6.01 | 60,000 | – | – | 60,000 | 585p | Jun 2004 | Jun 2011 |
| | | **332,500** | **–** | **–** | **332,500** | | | |
| H Young | 9.7.98 | 50,000 | – | – | 50,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 175,000 | – | – | 175,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 240,000 | – | – | 240,000 | 261p | Dec 2004 | Dec 2009 |
| | 26.6.00 | 200,000 | – | – | 200,000 | 531p | Jun 2003 | Jun 2010 |
| | 5.6.01 | 120,000 | – | – | 120,000 | 585p | Jun 2004 | Jun 2011 |
| | | **785,000** | **–** | **–** | **785,000** | | | |
| G R Marshall | 9.7.98 | 22,500 | – | – | 22,500 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 75,000 | – | – | 75,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 100,000 | – | – | 100,000 | 261p | Dec 2004 | Dec 2009 |
| | 26.6.00 | 75,000 | – | – | 75,000 | 531p | Jun 2003 | Jun 2010 |
| | 5.6.01 | 70,000 | – | – | 70,000 | 585p | Jun 2004 | Jun 2011 |
| | | **342,500** | **–** | **–** | **342,500** | | | |
| K L Garrett-Cox | 6.12.00 | 5,500 | – | – | 5,500 | 545p | Dec 2003 | Dec 2010 |
| | 6.12.00 | 169,500 | – | – | 169,500 | 556p | Dec 2003 | Dec 2010 |
| | 5.6.01 | 60,000 | – | – | 60,000 | 585p | Jun 2004 | Jun 2011 |
| | 10.6.02 | – | 50,000 | – | 50,000 | 261p | Jun 2005 | Jun 2012 |
| | | **235,000** | **50,000** | **–** | **285,000** | | | |
| I A Reid | 6.12.00 | 5,500 | – | – | 5,500 | 545p | Dec 2003 | Dec 2010 |
| | 6.12.00 | 244,500 | – | – | 244,500 | 556p | Dec 2003 | Dec 2010 |
| | 5.6.01 | 60,000 | – | – | 60,000 | 585p | Jun 2004 | Jun 2011 |
| | 10.6.02 | – | 120,000 | – | 120,000 | 261p | Jun 2005 | Jun 2012 |
| | | **310,000** | **120,000** | **–** | **430,000** | | | |
| C D Fishwick | 9.7.98 | 50,000 | – | – | 50,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 175,000 | – | – | 175,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 240,000 | – | – | 240,000 | 261p | Dec 2004 | Dec 2009 |
| | 26.6.00 | 400,000 | – | – | 400,000 | 531p | Jun 2003 | Jun 2010 |
| | 5.6.01 | 200,000 | – | – | 200,000 | 585p | Jun 2004 | Jun 2011 |
| | | **1,065,000** | **–** | **–** | **1,065,000** | | | |
| J Plumpton | 9.7.98 | 50,000 | – | – | 50,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 150,000 | – | – | 150,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 100,000 | – | – | 100,000 | 261p | Dec 2004 | Dec 2009 |
| | | **300,000** | **–** | **–** | **300,000** | | | |

No Directors exercised options during the year.

The middle market price of the Company's ordinary shares at 30 September 2002 was 77.5p and the range during the year was 77.5p to 442.5p.

# Statement of Directors' Responsibilities

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

# Independent Auditors' Report to the Members of Aberdeen Asset Management PLC

We have audited the financial statements on pages 32 to 59. We have examined the amounts disclosed relating to the Directors' remuneration and share options, which form part of the Remuneration Report on pages 28 to 30.

**Respective responsibilities of Directors and Auditors**

The Directors are responsible for preparing the Annual Report. As described above, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 25 to 27 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

**Basis of audit opinion**

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

**Contingent liabilities**

In forming our opinion, we have considered the adequacy of the disclosures made in note 29 to the financial statements concerning the contingent liabilities of the Group in respect of both the split-capital closed end fund sector generally and the Aberdeen Progressive Growth Unit Trust, and their potential impact on the Group's funding position. In view of the significance of this uncertainty, we consider that it should be drawn to your attention but our opinion is not qualified in this respect.

**Opinion**

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2002 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

**KPMG Audit Plc**
Chartered Accountants
Registered Auditor, Aberdeen

21 December 2002

# Accounting Policies

**Basis of preparation**

The financial statements have been prepared under the historical cost convention, modified to include the revaluation of certain investments, and in accordance with applicable Accounting Standards. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements. The Group has adopted FRS 19 *Deferred Tax* in these financial statements. The comparative figures have been restated accordingly.

**Consolidation**

The consolidated financial statements incorporate the accounts of the Company and all its subsidiary undertakings made up to 30 September 2002. As permitted by Section 230 of the Companies Act 1985, a separate profit and loss account of the Company is not presented.

The consolidated profit and loss account includes the results of subsidiary undertakings acquired during the year from their effective date of acquisition, the results of subsidiary undertakings disposed of during the year up to their effective date of disposal, and the Group's share of the results of associated undertakings. In accordance with FRS 8, no disclosure is made of transactions or balances between group entities that have been eliminated on consolidation.

Associated undertakings are included in the Consolidated Balance Sheet at cost plus attributable share of revaluations and retained profits.

**Goodwill**

Purchased goodwill and goodwill arising on consolidation in respect of acquisitions before 1 October 1998, when FRS 10, *Goodwill and intangible assets* was adopted, was written off to reserves in the year of acquisition.

Goodwill (representing the excess of the fair value of the consideration and associated costs given over the fair value of the seperable net assets acquired) arising on consolidation in respect of acquisitions since 1 October 1998 is capitalised and amortised over its estimated useful life. The estimated useful life is normally considered to be twenty years, unless there are factors which indicate that a different period is appropriate. The estimated value of unit trust management contracts is included in the calculation of the fair value of the net assets acquired as these contracts have no maturity date. Other management contracts are excluded from the calculation of the net assets acquired and are treated as purchased goodwill.

**Fixed intangible assets**

Unit trust management contracts purchased by the Group are stated at cost and disclosed as intangible assets. These assets are not amortised, but are subject to an annual impairment review.

The present value in use (representing the excess of the fair value of the consideration and associated costs over the fair value of the separate net assets acquired), of the closed fund life business purchased by the Group is treated as an intangible asset and is amortised over a ten year period. The Directors consider that a ten year period is appropriate in respect of the Isle of Man life assurance business as this is in line with the expected pattern of cash emerging from the life fund.

**Investments**

Listed fixed asset investments are held at the lower of cost and net realisable value. Unlisted fixed asset investments, other than associated undertakings, are valued at cost less provision for impairment, with the exception of Lombard International Assurance which has been valued on the basis of the relevant share of Lombard's most recently available embedded value. Investments held as current assets are stated at the lower of cost and net realisable value.

**Stocks**

Stocks of units in managed funds are stated at the lower of cost and market value, calculated at the bid price on the balance sheet date.

**Turnover**

Turnover represents the amount receivable in respect of the Group's activities in providing investment management and property asset management services.

**Taxation**

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised without discounting in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

**Leases**

Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. All other leases are operating leases and the rental charges are taken to the profit and loss account on a straight line basis over the life of the lease.

**Depreciation**

Depreciation is provided by the Group to write off the cost, less any anticipated residual value, of fixed tangible assets by equal instalments over their estimated useful economic lives as follows:

| | |
|---|---|
| Heritable property | : 50 years |
| Leasehold property | : over the period of the lease |
| Property improvements | : 5 years or the period of the lease |
| Computers, fixtures and fittings | : 3 - 10 years |
| Motor vehicles | : 4 years |

**Foreign exchange**

Transactions of UK companies which are denominated in foreign currencies are converted at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date and the gains or losses on translation are dealt with in the profit and loss account.

The assets and liabilities of overseas subsidiary undertakings are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Gains and losses arising on these translations are taken to reserves net of exchange differences arising on related foreign currency borrowings.

**Pension costs**

The principal pension scheme operated by the Group is a self-administered money purchase scheme. In addition overseas subsidiaries make contributions to various trade and state money purchase schemes. Benefits from these schemes are based on contributions made. Payments made to the schemes represent current service contributions and are charged to the profit and loss account.

The Group also operates two defined benefit pension schemes which arose on acquisitions. Both of these schemes are closed to new membership and to future service accruals. Contributions to these schemes, which are paid according to the advice of an actuary, are charged to the profit and loss account so as to spread the cost over the expected working lives of active members.

**Employee Share Ownership Plan ("ESOP") and Share Incentive Plan ("SIP")**

The company's shares held by the ESOP and SIP are included in the financial statements as a fixed asset investment until such time as the interest in the shares is transferred unconditionally to the employees. The cost of awards to employees that take the form of such shares is recognised in the period to which the employees performance relates.

**Debt and debt issue costs**

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the amortisation of issue costs in respect of the accounting period and reduced by payments made in the period. Issue costs of debt are amortised in the profit and loss account over the term of such debt.

**Long term life assurance business**

The Group includes the results of its long term life assurance business by consolidating shareholders' entitlements as reflected in shareholders funds and the non-technical profit and loss account of the insurance companies accounts, prepared on a modified statutory solvency basis. The technical account, which deals with long term insurance business premiums, claims, investment returns and other related insurance costs is not consolidated. Policyholder assets are disclosed as a single item on the Group balance sheet, matched by a liability line item for liabilities of long term life assurance business, which includes any surplus not recognised in the group accounts. Summaries of the long term insurance business technical account and balance sheet details are disclosed in note 25.

**Exceptional items**

Items of income and expense that the Directors consider exceptional by virtue of their size or incidence are disclosed separately in order to facilitate an understanding of the results.

# Consolidated Profit and Loss Account

for the year ended 30 September 2002

| | Notes | 2002 £'000 | 2001 £'000 |
|---|---|---|---|
| Turnover – fixed margin property management | 1 | 11,899 | – |
| Turnover – other | | 180,179 | 182,094 |
| Total turnover | 1 | 192,078 | 182,094 |
| Operating expenses | | | |
| – Fixed margin property management | | (11,030) | – |
| – Other | | (123,771) | (123,192) |
| – Exceptional costs | 4 | (5,621) | (10,963) |
| Amortisation of goodwill | | (19,640) | (12,610) |
| Total administrative expenses | | (160,062) | (146,765) |
| Other operating income – exceptional | 4 | 4,446 | – |
| Exceptional amounts written off investments | 4 | (2,651) | – |
| Operating profit before goodwill amortisation & exceptional items | | 57,277 | 58,902 |
| Amortisation of goodwill & exceptional items | | (23,466) | (23,573) |
| **Operating profit** | 2 | **33,811** | **35,329** |
| Net interest payable and similar charges | 5 | (15,533) | (10,740) |
| **Profit on ordinary activities before taxation** | | **18,278** | **24,589** |
| Tax on profit on ordinary activities | 6 | (11,184) | (9,599) |
| **Profit for the financial year** | 7 | **7,094** | **14,990** |
| Minority interests – equity | | (216) | (29) |
| **Profit attributable to shareholders** | | **6,878** | **14,961** |
| **Dividends** | | | |
| Equity dividends on ordinary shares | 8 | (10,500) | (17,582) |
| Non-equity dividends on preference shares | 8 | (1,132) | (1,265) |
| | | (11,632) | (18,847) |
| **Retained loss for the financial year** | 19 | **(4,754)** | **(3,886)** |
| **Earnings per share – basic** | 9 | | |
| Before goodwill amortisation & exceptional items | | 16.51p | 21.12p |
| After goodwill amortisation & exceptional items | | 3.29p | 8.51p |
| **Earnings per share – diluted** | 9 | | |
| Before goodwill amortisation & exceptional items | | 16.47p | 19.49p |
| After goodwill amortisation & exceptional items | | 3.28p | 8.26p |

Turnover and operating profit in the current and previous years arise wholly from continuing activities.

There is no material difference between the profit on ordinary activities before taxation above and the historic cost equivalent.

# Statement of Total Recognised Gains and Losses

for the year ended 30 September 2002

| | Notes | 2002 £'000 | 2001 (restated) £'000 |
|---|---|---|---|
| Profit for the financial year | | 6,878 | 14,961 |
| Revaluation of fixed asset investments | | 2,521 | 2,100 |
| Translation of foreign currency net investments | | (735) | (498) |
| **Total recognised gains and losses for the financial year** | | **8,664** | **16,563** |
| Prior year adjustment | 24 | 1,900 | – |
| **Total gains and losses recognised since last annual report** | | **10,564** | **16,563** |

# Balance Sheets

as at 30 September 2002

| | Notes | Group 2002 £'000 | Group 2001 (restated) £'000 | Company 2002 £'000 | Company 2001 (restated) £'000 |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Fixed assets** | | | | | |
| Intangible assets | 10 | 76,820 | 57,517 | 502 | 502 |
| Goodwill | 11 | 331,792 | 350,562 | 3,947 | 4,489 |
| Tangible assets | 12 | 17,452 | 17,924 | 13,118 | 14,304 |
| Investments | 13 | 36,280 | 30,385 | 461,670 | 430,293 |
| | | **462,344** | **456,388** | **479,237** | **449,588** |
| **Current assets** | | | | | |
| Stocks | 14 | 720 | 370 | – | – |
| Debtors | 15 | 55,807 | 82,506 | 82,552 | 71,852 |
| Investments | 16 | 2,932 | 838 | 2,927 | 819 |
| Cash at bank and in hand | 17 | 32,490 | 47,163 | 1,294 | 25,545 |
| | | **91,949** | **130,877** | **86,773** | **98,216** |
| **Assets attributable to equity shareholders** | | **554,293** | **587,265** | **566,010** | **547,804** |
| Assets of long-term life assurance business | 25 | 255,824 | 56,521 | – | – |
| **Total assets** | | **810,117** | **643,786** | **566,010** | **547,804** |
| **LIABILITIES** | | | | | |
| **Capital and reserves** | | | | | |
| Called up share capital | 18 | 38,411 | 48,762 | 38,411 | 48,762 |
| Capital redemption reserve | 19 | 10,395 | – | 10,395 | – |
| Share premium account | 19 | 19,203 | 18,416 | 19,203 | 18,416 |
| Merger reserve | 19 | 133,994 | 133,994 | 52,518 | 52,518 |
| Revaluation reserve | 19 | 12,358 | 9,837 | – | 9,837 |
| Other reserve | 19 | – | – | 12,302 | – |
| Profit & loss account | 19 | (7,173) | 8,811 | 18,899 | 20,405 |
| **Shareholders' funds** | | | | | |
| Equity | | 186,503 | 188,792 | 131,043 | 118,910 |
| Non equity | | 20,685 | 31,028 | 20,685 | 31,028 |
| | 20 | **207,188** | **219,820** | **151,728** | **149,938** |
| **Minority interests - equity** | | 456 | 210 | – | – |
| **Creditors: due within one year** | 21 | 134,888 | 157,041 | 208,894 | 193,786 |
| **Creditors: due after more than one year, including convertible debt** | | | | | |
| Creditors | | 108,061 | 176,750 | 106,404 | 176,068 |
| Convertible debt | | 96,788 | 25,500 | 96,788 | 25,500 |
| | 22 | 204,849 | 202,250 | 203,192 | 201,568 |
| **Provisions for liabilities and charges** | 24 | 6,912 | 7,944 | 2,196 | 2,512 |
| | | **554,293** | **587,265** | **566,010** | **547,804** |
| Liabilities of long-term life assurance business | | 255,824 | 56,521 | – | – |
| **Total liabilities** | | **810,117** | **643,786** | **566,010** | **547,804** |

The financial statements were approved by the Board of Directors on 20 December 2002, and signed on its behalf by:

C L A Irby,
Chairman

W J Rattray,
Finance Director

Aberdeen 0185

# Consolidated Cash Flow Statement

for the year to 30 September 2002

| | Notes | 2002 £'000 | 2002 £'000 | 2001 £'000 | 2001 £'000 |
|---|---|---|---|---|---|
| **Net cash inflows from operating activities** | | | | | |
| Core cashflow from operating activities | | | 47,227 | | 37,178 |
| Effects of short-term timing differences on unit trust settlements | | | (8,208) | | 4,491 |
| | 2 | | 39,019 | | 41,669 |
| **Dividends received from associated undertakings** | | | – | | 235 |
| **Returns on investments and servicing of finance** | | | | | |
| Net interest paid | | (16,813) | | (7,818) | |
| Non-equity dividend paid | | (1,224) | | (991) | |
| | | | (18,037) | | (8,809) |
| **Taxation paid** | | | (7,154) | | (8,625) |
| **Capital expenditure and financial investment** | | | | | |
| Purchase of tangible fixed assets | 12 | (5,793) | | (9,133) | |
| Purchases of fixed asset investments | | (6,583) | | (378) | |
| Purchase of current asset investments | | (4,051) | | – | |
| Sales of tangible fixed assets | | 294 | | 761 | |
| Sales of fixed asset investments and loan repayments | | 3,394 | | 3,569 | |
| Sales of current asset investments | | 217 | | 2,203 | |
| | | | (12,522) | | (2,978) |
| **Acquisitions and disposals** | | | | | |
| Purchase of subsidiary undertakings | | (21,743) | | (198,353) | |
| Purchase of associated undertaking | | (639) | | – | |
| Purchase of goodwill | | (515) | | (1,169) | |
| | | | (22,897) | | (199,522) |
| **Equity dividends paid** | | | (18,245) | | (15,346) |
| **Cash outflow before financing** | | | **(39,836)** | | **(193,376)** |
| **Financing** | | | | | |
| Issue of share capital | 18 | | 42 | | 496 |
| Redemption of share capital | | | (10,343) | | – |
| Redemption of performance share capital | | | (152) | | – |
| Proceeds from convertible bonds | | | 96,294 | | – |
| New long term loans | | | – | | 202,600 |
| Instalments repaid on long term loans | | | (71,861) | | (8,004) |
| **(Decrease) increase in cash in year** | | | **(25,856)** | | **1,716** |

## Reconciliation of net cash flow to movement in net debt

| | Notes | 2002 £'000 | 2001 £'000 |
|---|---|---|---|
| **(Decrease) increase in cash in year** | | (25,856) | 1,716 |
| Issue of convertible bonds | | (96,294) | – |
| Instalments repaid on long term loans | | 71,861 | 8,004 |
| Increase in long term loans | | – | (202,600) |
| **Change in net debt resulting from cash flows** | | (50,289) | (192,880) |
| Amortisation of issue costs of convertible bonds | | (494) | – |
| Loan note issued in consideration on acquisition | | – | (10,000) |
| Translation difference | | (735) | (498) |
| **Movement in net debt in the year** | | (51,518) | (203,378) |
| **Net (debt) funds at 1 October** | 22 | (182,933) | 20,445 |
| **Net debt at 30 September** | 22 | **(234,451)** | **(182,933)** |

# Notes to the Accounts

**1. Segmental information**

The Group is involved in the provision of investment management and property asset management services. These services are provided to clients in the following geographic areas:

| | United Kingdom £'000 | Rest of Europe £'000 | Rest of World £'000 | Total £'000 |
|---|---|---|---|---|
| **Year to September 2002** | | | | |
| Turnover | 132,710 | 39,443 | 19,925 | 192,078 |
| Operating profit | 18,417 | 5,991 | 9,403 | 33,811 |
| Net assets outwith the UK | | 9,627 | 5,859 | 15,486 |
| **Year to September 2001** | | | | |
| Turnover | 145,880 | 18,252 | 17,962 | 182,094 |
| Operating profit | 24,921 | 4,515 | 5,893 | 35,329 |
| Net assets outwith the UK | | 6,989 | 6,442 | 13,431 |

Turnover and profit on ordinary activities before interest by origin are not materially different to the information given above.

The results of the Group can be further analysed between investment management and property asset management as shown below.

| | 2002 | | | 2001* | | |
|---|---|---|---|---|---|---|
| | Investment Management £'000 | Property £'000 | Total £'000 | Investment Management £'000 | Property £'000 | Total £'000 |
| Turnover – fixed margin property management | – | 11,899 | 11,899 | – | – | – |
| Turnover – other | 141,477 | 38,702 | 180,179 | 163,055 | 19,039 | 182,094 |
| Total turnover | 141,477 | 50,601 | 192,078 | 163,055 | 19,039 | 182,094 |
| Operating expenses – fixed margin property management | – | (11,030) | (11,030) | – | – | – |
| Operating expenses – other | (94,325) | (29,446) | (123,771) | (107,528) | (15,664) | (123,192) |
| Total operating expenses excluding goodwill amortisation & exceptional operating items | (94,325) | (40,476) | (134,801) | (107,528) | (15,664) | (123,192) |
| Operating profit before goodwill amortisation & exceptional operating items | **47,152** | **10,125** | **57,277** | **55,527** | **3,375** | **58,902** |
| Operating profit | **26,502** | **7,309** | **33,811** | **34,785** | **544** | **35,329** |
| Net assets | **197,578** | **9,610** | **207,188** | **213,844** | **5,976** | **219,820*** |

*restated as set out in note 24

**2. Operating profit**

| | | 2002 £'000 | 2001 £'000 |
|---|---|---|---|
| Operating profit is stated after charging: | | | |
| Auditors' remuneration | – for audit services* | 375 | 319 |
| | – for review of interim statement | 20 | 16 |
| | – fees for other regulatory reporting requiring audit certificate | 54 | 58 |
| | – fees for non-audit services, including taxation and actuarial review | 101 | 44 |
| Operating lease payments | | 5,272 | 2,904 |
| Share of results of associated undertakings | | (67) | (119) |
| Depreciation | – owned assets | 5,258 | 3,981 |
| | – leased assets | 681 | 467 |
| Amortisation of goodwill | – investment management | 17,441 | 11,056 |
| | – property asset management | 2,199 | 1,554 |
| Amortisation of intangible assets | – life assurance | 1,565 | – |
| Directors' emoluments | | 2,895 | 5,673 |
| Loss (profit) on disposal of tangible fixed assets | | 32 | (385) |

*£25,000 (2001 – £22,500) of this total relates to the audit of the Company.

The Company's auditors received fees of £25,000 (2001 – £175,000) for advisory and reporting services provided in relation to certain acquisitions. These costs are included within the acquisition costs of the investments to which they relate (note 13). In addition, fees of £90,000 (2001 – nil) were paid to the Company's auditors for work carried out in relation to the issue of the convertible bonds. These costs are included within bond issue costs (note 22).

Details of Directors' remuneration are given in the Remuneration Report on pages 28 to 30.

| Reconciliation of operating profit to operating cash flow | 2002 £'000 | 2001 £'000 |
|---|---|---|
| Operating profit | 33,811 | 35,329 |
| Depreciation charges | 5,939 | 4,448 |
| Amortisation of goodwill | 19,640 | 12,610 |
| Amortisation of intangible assets | 1,565 | – |
| Loss (profit) on disposal of tangible fixed assets | 32 | (385) |
| Loss on disposal of fixed asset investments | – | 22 |
| Loss on disposal of current asset investments | – | 32 |
| Amounts written off fixed and current asset investments | 2,651 | – |
| Accelerated depreciation and write off of tangible fixed assets | – | 1,662 |
| Share of results of associated undertakings | (67) | (119) |
| Decrease in provision for liabilities and charges | (521) | (292) |
| (Increase) decrease in stock | (350) | 122 |
| Decrease (increase) in debtors | 26,664 | (22,482) |
| (Decrease) increase in creditors | (50,345) | 10,722 |
| Net cash inflow from operating activities | **39,019** | **41,669** |

**3. Employees**

| | 2002 £'000 | 2001 £'000 |
|---|---|---|
| Aggregate employee costs, including Directors: | | |
| Salaries and bonuses | 53,214 | 36,116 |
| Contributions to discretionary employee benefits trust | – | 15,018 |
| Other benefits | 819 | 865 |
| Social security costs | 5,429 | 3,670 |
| Other pension costs | 6,102 | 4,739 |
| | **65,564** | **60,408** |

| Average number of employees during the year | Number | Number |
|---|---|---|
| Investment management | 715 | 655 |
| Property | 261 | 144 |
| Life assurance | 29 | – |
| | **1,005** | **799** |

The average number of employees excludes staff who are employed by the property division solely for the operational management and administration of client properties and whose costs are borne fully by those clients.

**4. Exceptional items**

| **Exceptional costs** | **2002 £'000** | **2001 £'000** |
|---|---|---|
| Recognised within operating profit: | | |
| Redundancy, relocation and duplicate staff costs | 5,155 | 4,439 |
| Costs of integration of investment administration and fund mergers | – | 4,214 |
| Accelerated depreciation and write off of tangible fixed assets | – | 1,662 |
| Costs of termination of surplus property | – | 519 |
| Other costs | 466 | 129 |
| | 5,621 | 10,963 |
| Amounts written off investments | 2,651 | – |
| | **8,272** | **10,963** |

Exceptional costs for 2001 arose wholly from acquisitions within that year. Exceptional costs in 2002 arose principally from the implementation of a cost reduction programme following the termination of the Scottish Provident contract.

The amounts written off investments represent provisions made against the value of both fixed asset and current asset investments as detailed in the Financial Review on page 22.

| **Other operating income – exceptional** | **2002 £'000** | **2001 £'000** |
|---|---|---|
| Compensation received on the termination of the Scottish Provident investment management contract | **4,446** | **–** |

**5. Net interest payable and similar charges**

| | **2002 £'000** | **2001 £'000** |
|---|---|---|
| On 5.875% Convertible Bonds 2007 | 4,177 | – |
| On 7% Convertible Subordinated Loan Notes | 1,736 | 1,817 |
| On term loans | 9,179 | 10,449 |
| On floating rate guaranteed unsecured loan stock | 543 | 217 |
| Receivable on deposits and other interest bearing accounts | (596) | (1,743) |
| Amortisation of issue costs on Convertible Bonds | 494 | – |
| | **15,533** | **10,740** |

**6. Taxation**

| | **Continuing activities £'000** | **Exceptional items £'000** | **2002 Total £'000** | **2001 Total £'000** |
|---|---|---|---|---|
| **UK corporation tax** | | | | |
| UK Corporation tax at 30% (2001 – 30%) | 9,087 | (352) | 8,735 | 4,548 |
| Adjustments in respect of prior periods | 1,399 | – | 1,399 | – |
| | 10,486 | (352) | 10,134 | 4,548 |
| **Foreign tax** | | | | |
| Current tax | 2,816 | – | 2,816 | 3,684 |
| Adjustments in respect of prior periods | (1,158) | – | (1,158) | 14 |
| | 1,658 | – | 1,658 | 3,698 |
| Total current tax, UK and foreign | 12,144 | (352) | 11,792 | 8,246 |
| **Deferred tax** | | | | |
| Originating and reversal of timing differences | (274) | – | (274) | 1,353 |
| Adjustments in respect of prior periods | (334) | – | (334) | – |
| | (608) | – | (608) | 1,353 |
| Total | **11,536** | **(352)** | **11,184** | **9,599** |

The adjustment in respect of prior periods UK Corporation tax arises partly due to a movement between current and deferred tax and partly due to an underprovision of tax in 2001. The adjustment in respect of prior periods foreign tax arises principally as a result of a reduction in tax rates in subsidiary undertakings, resulting in an overprovision. The main reason for the prior period adjustment in respect of deferred tax relates to a movement between deferred tax and current tax.

| | Continuing activities £'000 | Exceptional items £'000 | 2002 Total £'000 | 2001 Total £'000 |
|---|---|---|---|---|
| **Factors affecting the tax charge for the period** | | | | |
| The tax assessed on the profit on ordinary activities for the period is higher than the standard rate of corporation tax in the UK. The differences are explained below: | | | | |
| Profit before tax | **22,104** | **(3,826)** | **18,278** | **24,589** |
| Profit multiplied by standard rate of UK corporation tax of 30% | 6,631 | (1,148) | 5,483 | 7,377 |
| Effect of: | | | | |
| Non taxable income | (20) | – | (20) | (1,600) |
| Disallowed expenses | 296 | – | 296 | 649 |
| Difference between capital allowances for year and depreciation | (229) | – | (229) | 200 |
| Other timing differences | 503 | – | 503 | (1,553) |
| Amortisation of goodwill | 6,368 | – | 6,368 | 3,783 |
| Depreciation and loss on disposal of non-qualifying assets | 182 | – | 182 | 150 |
| Effect of foreign tax rates below 30% | (4,854) | – | (4,854) | (3,936) |
| Tax on non-UK group dividends net of double tax relief | 3,026 | – | 3,026 | 3,176 |
| Amounts written off investments for which no relief available | – | 796 | 796 | – |
| Adjustments in respect of prior years | 241 | – | 241 | – |
| Total current tax, UK and foreign | **12,144** | **(352)** | **11,792** | **8,246** |

**Factors affecting future tax charge**

- The group's overseas profits are subject to overseas tax rates which are normally lower than the standard rate of UK corporation tax (30%). The tax benefit of lower tax rates is only one of timing to the extent that these overseas profits are subsequently remitted to the UK.
- Deferred tax assets have not been recognised on tax losses being carried forward in certain overseas subsidiaries due to the lack of certainty as to the ability to use these losses: had they been recognised the deferred tax asset would have been £1.7m.
- In accordance with FRS 19 a deferred tax asset has not been recognised on connected party capital losses of £9m which arose in the year.

**7. Profit for the financial year**

The profit dealt with in the accounts of the Company was £20,621,000 (2001 – £37,403,000).

| **8. Dividends** | 2002 £'000 | 2001 £'000 |
|---|---|---|
| Equity dividends on ordinary shares: | | |
| Interim paid – 3.85p (2001 – 3.85p) | 6,725 | 6,062 |
| Final proposed – 2.15p (2001 – 6.65p) | 3,775 | 11,520 |
| | **10,500** | **17,582** |
| Non equity dividends on redeemable preference shares: | | |
| Accrued at 1 October | (274) | – |
| 31 October paid | 411 | – |
| 31 January paid | 274 | 183 |
| 30 April paid | 265 | 394 |
| 31 July paid | 274 | 414 |
| Accrued to 30 September | 182 | 274 |
| | **1,132** | **1,265** |

Aberdeen 0190

## 9 Earnings per share

The calculations of earnings per share are based on the following profits and numbers of shares:

| | Basic | | Diluted | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | £'000 | £'000 | £'000 | £'000 |
| Profit for the financial year | 6,878 | 14,961 | 6,878 | 14,961 |
| Non equity dividends | (1,132) | (1,265) | (1,132) | (1,265) |
| Interest saving, net of attributable taxation, on notional conversion of loan notes | – | – | – | 1,249 |
| Profit for the financial year – FRS 14 basis | 5,746 | 13,696 | 5,746 | 14,945 |
| Amortisation of goodwill | 19,640 | 12,610 | 19,640 | 12,610 |
| Exceptional items, net of attributable taxation | 3,474 | 7,698 | 3,474 | 7,698 |
| Profit for the financial year before goodwill amortisation & exceptional items | **28,860** | **34,004** | **28,860** | **35,253** |

| | 2002 Number of shares 000's | 2001 Number of shares 000's |
|---|---|---|
| Weighted average number of shares | | |
| For basic earnings per share | 174,806 | 160,980 |
| Dilutive effect of convertible loan notes | – | 17,442 |
| Dilutive effect of exercisable share options and performance shares | 395 | 2,494 |
| For diluted earnings per share | **175,201** | **180,916** |

In 2002 the convertible loan notes have no dilutive effect and have therefore have been excluded from the above table.

The Directors believe that the Group's results are more fairly represented by a measure of earnings per share which excludes exceptional items and amortisation of goodwill and therefore also present earnings per share figures stated before these items are charged to the profit and loss account. The two measures of earnings per share can be reconciled as follows:

| | Basic | | Diluted | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| After goodwill amortisation & exceptional items – FRS 14 basis | 3.29p | 8.51p | 3.28p | 8.26p |
| Add: amortisation of goodwill | 11.23p | 7.83p | 11.21p | 6.97p |
| Add: exceptional items, net of attributable taxation | 1.99p | 4.78p | 1.98p | 4.26p |
| Before goodwill amortisation & exceptional items | **16.51p** | **21.12p** | **16.47p** | **19.49p** |

| | Group | | | Company |
|---|---|---|---|---|
| | Unit trust management contracts | Present value in force of life assurance business | Total | Unit trust management contracts |
| **10 Fixed intangible assets** | £'000 | £'000 | £'000 | £'000 |
| At 1 October 2001 | 57,517 | – | 57,517 | 502 |
| Acquisitions | – | 20,868 | 20,868 | – |
| Amortisation for year | – | (1,565) | (1,565) | – |
| **At 30 September 2002** | **57,517** | **19,303** | **76,820** | **502** |

Aberdeen 0191

| | Group | | | Company |
|---|---|---|---|---|
| | Consolidation goodwill | Purchased goodwill | Total | Purchased goodwill |
| **11 Goodwill** | £'000 | £'000 | £'000 | £'000 |
| **Cost** | | | | |
| At 1 October 2001 | 360,826 | 6,297 | 367,123 | 5,451 |
| Additions | – | 515 | 515 | 224 |
| Adjustment to acquisition expenses | 355 | – | 355 | – |
| At 30 September 2002 | **361,181** | **6,812** | **367,993** | **5,675** |
| **Amortisation** | | | | |
| At 1 October 2001 | 15,557 | 1,004 | 16,561 | 962 |
| Charge for year | 18,863 | 777 | 19,640 | 766 |
| At 30 September 2002 | **34,420** | **1,781** | **36,201** | **1,728** |
| **Net book value** | | | | |
| At 30 September 2002 | **326,761** | **5,031** | **331,792** | **3,947** |
| At 30 September 2001 | **345,269** | **5,293** | **350,562** | **4,489** |

During the year ended 30 September 2001 the Company completed a number of acquisitions and expenses of acquisition were estimated in respect of these acquisitions using the information available subsequent to the date of acquisition. In the year to 30 September 2002 these estimated expenses were revised to actual costs incurred with a consequent increase in goodwill.

**12 Fixed tangible assets**

| Group | Heritable property £'000 | Short leasehold property £'000 | Computers fixtures and fittings £'000 | Motor vehicles £'000 | Total £'000 |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| At 1 October 2001 | 2,446 | 5,611 | 23,168 | 823 | 32,048 |
| Additions | – | 245 | 5,548 | – | 5,793 |
| Disposals | – | – | (467) | (348) | (815) |
| **At 30 September 2002** | **2,446** | **5,856** | **28,249** | **475** | **37,026** |
| **Depreciation** | | | | | |
| At 1 October 2001 | 147 | 1,501 | 12,015 | 461 | 14,124 |
| Charge for year: | | | | | |
| Owned assets | 50 | – | 5,125 | 83 | 5,258 |
| Hire purchase and leased | – | 681 | – | – | 681 |
| On disposals | – | – | (264) | (225) | (489) |
| **At 30 September 2002** | **197** | **2,182** | **16,876** | **319** | **19,574** |
| **Net book value** | | | | | |
| At 30 September 2002 | | | | | |
| Owned assets | 2,249 | – | 11,373 | 156 | 13,778 |
| Hire purchase and leased | – | 3,674 | – | – | 3,674 |
| | **2,249** | **3,674** | **11,373** | **156** | **17,452** |
| At 30 September 2001 | | | | | |
| Owned assets | 2,299 | – | 11,153 | 362 | 13,814 |
| Hire purchase and leased | – | 4,110 | – | – | 4,110 |
| | **2,299** | **4,110** | **11,153** | **362** | **17,924** |

| Company | Heritable property £'000 | Short leasehold property £'000 | Computers fixtures and fittings £'000 | Motor vehicles £'000 | Total £'000 |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| At 1 October 2001 | 2,446 | 4,495 | 18,708 | 271 | 25,920 |
| Additions | – | 229 | 2,478 | – | 2,707 |
| Inter group transfers | – | 398 | (88) | – | 310 |
| Disposals | – | – | – | (208) | (208) |
| **At 30 September 2002** | **2,446** | **5,122** | **21,098** | **63** | **28,729** |
| **Depreciation** | | | | | |
| At 1 October 2001 | 147 | 1,210 | 10,127 | 132 | 11,616 |
| Charge for year: | | | | | |
| Owned assets | 50 | – | 3,551 | 36 | 3,637 |
| Hire purchase and leased | – | 478 | – | – | 478 |
| On disposals | – | – | – | (120) | (120) |
| **At 30 September 2002** | **197** | **1,688** | **13,678** | **48** | **15,611** |
| **Net book value** | | | | | |
| At 30 September 2002 | | | | | |
| Owned assets | 2,249 | – | 7,420 | 15 | 9,684 |
| Hire purchase and leased | – | 3,434 | – | – | 3,434 |
| | **2,249** | **3,434** | **7,420** | **15** | **13,118** |
| At 30 September 2001 | | | | | |
| Owned assets | 2,299 | – | 8,581 | 139 | 11,019 |
| Hire purchase and leased | – | 3,285 | – | – | 3,285 |
| | **2,299** | **3,285** | **8,581** | **139** | **14,304** |

| 13 Fixed asset investments | Own shares (listed) £'000 | Associated companies (unlisted) £'000 | Other investments (listed) £'000 | Other investments (unlisted) £'000 | Total £'000 |
|---|---|---|---|---|---|
| **Group** | | | | | |
| **Shares** | | | | | |
| At 1 October 2001 | 499 | 418 | 369 | 17,419 | 18,705 |
| Additions | – | 639 | – | 7,371 | 8,010 |
| Revaluation | – | 56 | – | 2,465 | 2,521 |
| Provisions for impairment | (61) | – | – | (850) | (911) |
| Disposals | (398) | – | (57) | (1,538) | (1,993) |
| **At 30 September 2002** | **40** | **1,113** | **312** | **24,867** | **26,332** |
| **Share of results** | | | | | |
| At 1 October 2001 | – | 119 | – | – | 119 |
| Share of results of associates | – | 67 | – | – | 67 |
| **At 30 September 2002** | **–** | **186** | **–** | **–** | **186** |
| **Loans** | | | | | |
| At 1 October 2001 | – | – | – | 11,561 | 11,561 |
| Repaid | – | – | – | (1,799) | (1,799) |
| **At 30 September 2002** | **–** | **–** | **–** | **9,762** | **9,762** |
| **Net book value** | | | | | |
| At 30 September 2002 | | | | | |
| At cost less provisions for impairment | – | – | 312 | 21,164 | 21,476 |
| At valuation | 40 | 1,299 | – | 13,465 | 14,804 |
| | **40** | **1,299** | **312** | **34,629** | **36,280** |
| At 30 September 2001 | | | | | |
| At cost | 499 | – | 369 | 17,980 | 18,848 |
| At valuation | – | 537 | – | 11,000 | 11,537 |
| | **499** | **537** | **369** | **28,980** | **30,385** |

The market value of listed investments at 30 September 2002 was £449,000.

During the year the Group acquired a 40% interest in Schroder Asset Management (subsequently renamed Aberdeen Asset Management Company Limited), a fund management company based in Thailand.

Additions to other unlisted investments includes an investment in Globe Financial Investments Limited, a Maltese fund management business of £789,000 and the subscription for £6 million of class 'D' preference shares in Enhanced Zero Trust PLC ("EZT") as part of a reconstruction of that company undertaken in conjunction with EZT's bankers. The redemption value of this investment is £10.1 million at 31 May 2011, equivalent to a gross redemption yield of 6% per annum. To reflect the current uncertainty in the split capital market sector in which EZT invests, and the ranking of this investment behind the bank's investment, the Directors have applied a discount to the projected redemption value of this investment and the resulting provision for impairment has been recorded.

The Group has an investment in the ordinary shares of Lombard International Assurance SA ("Lombard"), a Luxembourg registered life company. This holding represents approximately 15% of the equity of Lombard. The investment has been valued on the basis of the relevant share of Lombard's most recently available embedded value, resulting in an uplift in value in the current year of £2,465,000.

During the year the Group received repayments of £1,538,000 of capital invested in private equity partnerships. Loan repayments of £1,799,000 were received from Century Group Limited during the year.

| | Subsidiary undertakings (unlisted) £'000 | Own shares (listed) £'000 | Other investments (unlisted) £'000 | Total £'000 |
|---|---|---|---|---|
| **Company** | | | | |
| **Shares** | | | | |
| At 1 October 2001 | 246,001 | 499 | 13,070 | 259,570 |
| Additions : increase in existing subsidiary undertakings | 2,548 | – | – | 2,548 |
| acquisitions | 36,489 | – | 7,292 | 43,781 |
| Revaluation | – | – | 2,465 | 2,465 |
| Provisions for impairment | – | (61) | (850) | (911) |
| Disposals | (12,587) | (398) | (13,465) | (26,450) |
| **At 30 September 2002** | **272,451** | **40** | **8,512** | **281,003** |
| **Loans** | | | | |
| At 1 October 2001 | 159,162 | – | 11,561 | 170,723 |
| Discount released | 11,743 | – | – | 11,743 |
| Repaid | – | – | (1,799) | (1,799) |
| **At 30 September 2002** | **170,905** | **–** | **9,762** | **180,667** |
| **Net book value** | | | | |
| At 30 September 2002 | | | | |
| At cost | 443,356 | – | 18,274 | 461,630 |
| At valuation | – | 40 | – | 40 |
| | **443,356** | **40** | **18,274** | **461,670** |
| At 30 September 2001 | | | | |
| At cost | 405,163 | 499 | 13,631 | 419,293 |
| At valuation | – | – | 11,000 | 11,000 |
| | **405,163** | **499** | **24,631** | **430,293** |

Of the other investments loan balance at 30 September 2002, £1,855,000 is due for repayment within one year.

At 30 September 2002, 51,000 own shares of 10p, which were not conditionally gifted, under option or held for the beneficial ownership of employees, were held by the Company's Employee Share Ownership Trust (market value £40,000). The rights to dividends on these shares have been waived until such time that they are held beneficially by the employees.

On 30 November 2000, the Company subscribed for Discounted Convertible Unsecured Loan Stock 2030 issued by Aberdeen Murray Johnstone Limited. The principal amount of the loan stock is £172,950,000 and the cost to the Company was £150,000,000. During the year a discount released of £11,743,000 (2001 – £9,162,000) was added to the cost of the investment.

**Acquisition**

On 16 January 2002 the acquisition of the entire issued share capital of the OMI Companies, being Old Mutual International (Isle of Man) Limited ('OMI') and three other related and dormant companies in the UK, was completed for a cash consideration of £36.6 million. OMI is a life insurance company, but has been closed to new business since 1998.

Subsequent to the date of acquisition, the name of the principal operating company was changed to Aberdeen International (IoM) Life Assurance Limited.

| **Net assets of acquired business** | **£'000** |
|---|---|
| Assets of long-term life assurance business | 256,912 |
| Cash | 15,699 |
| Liabilities of long-term life assurance business | (256,912) |
| Present value of in force life assurance business | 20,868 |
| | **36,567** |
| Discharged by: | |
| Cash payment | 36,150 |
| Expenses of acquisition | 417 |
| | **36,567** |

The summarised movement in shareholders' funds of OMI for the period 16 January 2002 to 30 September 2002 was as follows:

| | **£'000** |
|---|---|
| Movement in shareholders' funds excluding interest | 2,699 |
| Net interest receivable | 701 |
| Total movement in shareholders' funds | **3,400** |

There were no recognised gains or losses other than those dealt with in the summarised movement in shareholders' funds shown above. Amortisation of intangible assets during the period attributable to the acquisition was £1,565,000. Intangible assets acquired are being amortised over a ten year period to match the expected pattern of cash emerging from the life fund.

The effects of the acquisition on the Group's cashflow were as follows:

| | **£'000** |
|---|---|
| Contribution to the Group's net operating cashflow | 2,699 |
| Returns on investments and servicing of finance | 701 |

On acquisition, assets held to meet liabilities to policyholders based on market values were as follows:

| | **£'000** |
|---|---|
| Listed investments | 51,238 |
| Unit trusts | 149,518 |
| Unlisted investments | 4,811 |
| Cash and deposits | 52,517 |
| Other net liabilities | (1,172) |
| | **256,912** |

The movement on the long-term technical account in the period to 30 September 2002 is shown in note 25.

The principal companies in which the Group interest was more than 10% at 30 September 2002 were as follows:

| Subsidiary undertakings | Principal activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Asia Limited | Fund management | 100 | Singapore | Singapore |
| Aberdeen Asset Management Holdings Limited [1] | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Management Ireland Limited | Fund management | 100 | Ireland | Ireland |
| Aberdeen Asset Management Limited [2] | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Managers (C.I.) Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Jersey Limited [3] | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Limited | Fund management | 100 | Scotland | UK |
| Aberdeen Celexa Holdings AB [4] | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Fund Managers Ireland Limited | Fund management | 100 | Ireland | Ireland |
| Aberdeen Fund Managers, Inc | Fund management | 100 | USA | USA |
| Aberdeen Guernsey Limited | Fund management | 100 | Guernsey | Guernsey |
| Aberdeen International (IoM) Life Assurance Limited | Life assurance | 100 | Isle of Man | Isle of Man |
| Aberdeen International Assurance (Isle of Man) Limited [5] | Life assurance | 100 | Isle of Man | Isle of Man |
| Aberdeen International Fund Managers Limited | Fund distribution | 100 | Hong Kong | Hong Kong |
| Aberdeen International Limited* | Long term assurance | 100 | Guernsey | Guernsey |
| Aberdeen International Management Ireland Limited | Fund management | 100 | Ireland | Ireland |
| Aberdeen Investment Services SA [6] | Fund management | 100 | Luxembourg | Luxembourg |
| Aberdeen Murray Johnstone Limited [7] | Fund management | 100 | Scotland | UK |
| Aberdeen Private Wealth Management Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Property Investors Continental Europe BV [4] | Property asset management | 100 | Netherlands | Netherlands |
| Aberdeen Property Investors International Limited | Property asset management | 100 | England | UK |
| Aberdeen Property Investors Limited [8] | Property asset management | 100 | England | UK |
| Aberdeen Property Investors Nordic Region AB [9] | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Property Investors UK Limited [4] | Property asset management | 100 | Scotland | UK |
| Aberdeen Unit Trust Managers Limited | Unit trust management | 100 | England | UK |
| Asset Value Investors Limited | Fund management | 100 | England | UK |
| Equitilink USA, Inc [10] | Fund management | 100 | USA | USA |

[1] Held by Aberdeen Asset Managers Jersey Limited
[2] Held by Aberdeen Asset Management Holdings Limited
[3] Held by Aberdeen Private Wealth Management Limited
[4] Held by Aberdeen Property Investors International Limited
[5] Held by Aberdeen International Limited
[6] Held by Aberdeen Asset Managers Limited
[7] Includes the Murray Johnstone Group of companies
[8] Held by Aberdeen Property Investors UK Limited
[9] Held by Aberdeen Celexa Holdings AB
[10] Held by Aberdeen Asset Managers (C.I.) Limited
*The year end of the company is 31 March.

All of the above investments consist of holdings of ordinary share capital. The Company also owns 100% of the deferred shares issued by Aberdeen Unit Trust Managers Limited and holds investments in other subsidiary undertakings, the results of which are not significant in a Group context.

| Associated undertakings | Principal activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Company Limited | Fund management | 40 | Thailand | Thailand |
| Apollo Investment Management Limited | Fund management | 33 | Singapore | Singapore |
| Euractions Management Limited | Fund management | 50 | Scotland | UK |
| Murray Avenir Finance | Fund management | 50 | France | France |

| 14 | Stocks | 2002 £'000 | 2001 £'000 |
|---|---|---|---|
| | Units in managed funds | **720** | **370** |

| 15 | Debtors | Group 2002 £'000 | Group 2001 £'000 | Company 2002 £'000 | Company 2001 £'000 |
|---|---|---|---|---|---|
| | **Amounts due within one year** | | | | |
| | Unit trust trustees for units liquidated | 4,162 | 4,372 | – | – |
| | Debtors for unit sales | 5,207 | 32,289 | – | – |
| | | 9,369 | 36,661 | – | – |
| | Other trade debtors | 27,354 | 28,796 | 506 | 380 |
| | Amounts due by subsidiary undertakings | – | – | 77,713 | 68,918 |
| | Prepayments and accrued income | 15,251 | 15,696 | 2,386 | 1,336 |
| | Other debtors | 3,833 | 1,353 | 1,947 | 1,218 |
| | | **55,807** | **82,506** | **82,552** | **71,852** |

| 16 | Current asset investments | Group 2002 £'000 | Group 2001 £'000 | Company 2002 £'000 | Company 2001 £'000 |
|---|---|---|---|---|---|
| | Listed on London Stock Exchange | 927 | 805 | 927 | 805 |
| | Unlisted | 2,005 | 33 | 2,000 | 14 |
| | | **2,932** | **838** | **2,927** | **819** |

The market value of listed investments held at the balance sheet date was £995,000 (2001 – £1,144,000). The major unlisted investment represents seed capital invested in a property fund. The seed capital is expected to be repaid in early 2003.

| 17 | Analysis of the balances of cash as shown in the balance sheet | 2002 £'000 | Change in year £'000 | 2001 £'000 | Change in year £'000 | 2000 £'000 |
|---|---|---|---|---|---|---|
| | Cash at bank and in hand | 32,490 | (14,673) | 47,163 | 1,348 | 45,815 |
| | Bank overdraft | (13,530) | (13,530) | – | – | – |
| | | **18,960** | **(28,203)** | **47,163** | **1,348** | **45,815** |

| Analysis of the changes in cash | 2002 £'000 | 2001 £'000 |
|---|---|---|
| Net cash (outflow) inflow before adjustment for the effects of foreign exchange rates | (25,856) | 1,716 |
| Effects of foreign exchange rates | (2,347) | (368) |
| | **(28,203)** | **1,348** |

## 18 Share capital

| | 2002 £'000 | 2001 £'000 |
|---|---|---|
| **Authorised:** | | |
| Ordinary shares of 10p | 33,500 | 22,500 |
| 5.25% Redeemable preference shares of £1 | 39,000 | 39,000 |
| Deferred shares of 10p | 1,250 | 1,250 |
| Performance shares of 50p | 1,250 | 1,250 |
| | **75,000** | **64,000** |
| **Allotted, called up and fully paid:** | | |
| Ordinary shares of 10p | 17,554 | 17,323 |
| 5.25% Redeemable preference shares of £1 | 20,685 | 31,028 |
| Performance shares of 50p | 172 | 411 |
| | **38,411** | **48,762** |

A total of 62,500 ordinary shares of 10p were issued at an average price of 67.16p pursuant to the exercise of options granted to employees under the Executive Share Option Scheme.

On 19 June 2002, 379,897 ordinary shares of 10p were issued at a price of 207.5p as consideration for an investment in Globe Financial Investments Limited.

On 31 October 2001 10,343,000 redeemable preference shares of £1 were redeemed at par. This amount has been transferred to the capital redemption reserve.

During the year, 374,500 performance shares of 50p converted into 1,872,500 ordinary shares of 10p and 103,500 performance shares were redeemed by the Company for £152,000. These shares were subsequently converted into deferred shares of 10p.The ordinary shares vested in individual holders and the deferred shares, which were valueless, were cancelled.

The redeemable preference shares have no votes and are entitled to a fixed dividend of 5.25% per annum, payable quarterly in arrears on 31 January, 30 April, 31 July and 31 October. They are redeemable at par in equal amounts on 31 October 2002 and 2003. The Company has the option to make early redemption at any time in tranches of not less than 500,000 shares, subject to the payment of dividend up to the date of redemption.

On a winding up of the Company the preference shareholders have a right to receive, in priority to payments to ordinary shareholders, the total amount paid up on the preference shares, plus any accrued dividends.

The performance shares are not entitled to receive any dividend or distribution and rank after the nominal value of the ordinary shares on a winding up, to a maximum of the nominal value of the performance shares.

The following share options granted under the 1994 Executive Share Option Scheme were in place at 30 September 2002:

| Date option granted | Option price per share | Period of exercise | Number of shares Total | Number of shares Directors |
|---|---|---|---|---|
| 30 March 1994 | 91p | 30 March 1999 – 29 March 2004 | 592,500 | 260,000 |
| 9 July 1998 | 121p | 9 July 2003 – 9 July 2008 | 518,000 | 60,000 |
| 20 January 1999 | 101p | 20 January 2004 – 20 January 2009 | 2,000,000 | 250,000 |
| 8 December 1999 | 235p | 8 December 2004 – 8 December 2009 | 232,500 | – |
| 8 December 1999 | 261p | 8 December 2004 – 8 December 2009 | 2,182,500 | 340,000 |
| 26 June 2000 | 531p | 26 June 2003 – 26 June 2010 | 3,002,500 | 475,000 |
| 6 December 2000 | 545p | 6 December 2003 – 6 December 2010 | 47,000 | – |
| 6 December 2000 | 556p | 6 December 2003 – 6 December 2010 | 433,000 | – |
| 5 June 2001 | 584p | 5 June 2004 – 5 June 2011 | 175,350 | – |
| 5 June 2001 | 585p | 5 June 2004 – 5 June 2011 | 2,379,650 | 320,000 |
| 10 June 2002 | 261p | 10 June 2005 – 10 June 2012 | 1,194,000 | – |

Options may only be exercised if the Remuneration Committee is satisfied that earnings per share have increased over a period of three years or longer by 5% per annum in excess of the average growth in the stock markets in which the Group's assets under management are invested.

The number of options held by Directors, as shown in the table above, relates only to Directors at the date of the Annual Report.

Full details of options held by Directors who served during the financial year are given in the Remuneration Report on pages 28 to 30.

**19 Reserves**

| | Share premium account £'000 | Capital redemption reserve £'000 | Revaluation reserve £'000 | Merger reserve £'000 | Other reserve £'000 | Profit & loss account £'000 |
|---|---|---|---|---|---|---|
| **Group** | | | | | | |
| At beginning of year (as previously stated) | 18,416 | – | 7,937 | 133,994 | – | 8,811 |
| Prior year adjustment (note 24) | – | – | 1,900 | – | – | – |
| At beginning of year as restated | 18,416 | – | 9,837 | 133,994 | – | 8,811 |
| Arising on the issue of shares | 787 | – | – | – | – | – |
| Revaluation of fixed asset investments (note 13) | – | – | 2,521 | – | – | – |
| Redemption of share capital | – | – | – | – | – | (10,495) |
| Arising on redemption of share capital | – | 10,395 | – | – | – | – |
| Retained loss for year | – | – | – | – | – | (4,754) |
| Exchange losses | – | – | – | – | – | (735) |
| **At 30 September 2002** | **19,203** | **10,395** | **12,358** | **133,994** | **–** | **(7,173)** |
| **Company** | | | | | | |
| At beginning of year (as previously stated) | 18,416 | – | 7,937 | 52,518 | – | 20,405 |
| Prior year adjustment (note 24) | – | – | 1,900 | – | – | – |
| At beginning of year as restated | 18,416 | – | 9,837 | 52,518 | – | 20,405 |
| Arising on the issue of shares | 787 | – | – | – | – | – |
| Revaluation of fixed asset investments (note 13) | – | – | 2,465 | – | – | – |
| Disposal of fixed asset investment | – | – | (12,302) | – | 12,302 | – |
| Redemption of share capital | – | – | – | – | – | (10,495) |
| Arising on redemption of share capital | – | 10,395 | – | – | – | – |
| Retained profit for year | – | – | – | – | – | 8,989 |
| **At 30 September 2002** | **19,203** | **10,395** | **–** | **52,518** | **12,302** | **18,899** |

The amount shown in other reserve represents the unrealised gain on the sale of an investment to another company within the Group. This is treated as unrealised until such time as the purchasing company settles the purchase price.

The cumulative amount of goodwill written off against reserves in respect of acquisitions prior to 1 October 1998 when FRS 10: *Goodwill and intangible assets* was adopted, amounts to £13,818,000 (2001 – £13,818,000).

**20 Reconciliation of movements in shareholders' funds**

| | Group 2002 £'000 | Group 2001 (restated) £'000 | Company 2002 £'000 | Company 2001 (restated) £'000 |
|---|---|---|---|---|
| Profit for the financial year | 6,878 | 14,961 | 20,621 | 37,403 |
| Dividends | (11,632) | (18,847) | (11,632) | (18,847) |
| Translation of foreign currency net investments | (735) | (498) | – | – |
| Issue of share capital | 831 | 122,676 | 831 | 33,312 |
| Redemption of preference shares | (10,343) | – | (10,343) | – |
| Cancellation of performance shares | (152) | – | (152) | – |
| Revaluation of fixed asset investments | 2,521 | 2,100 | 2,465 | 2,100 |
| Net (decrease) increase in shareholders' funds | (12,632) | 120,392 | 1,790 | 53,968 |
| Opening shareholders' funds | 219,820 | 99,428 | 149,938 | 95,970 |
| Closing shareholders' funds | **207,188** | **219,820** | **151,728** | **149,938** |

| 21 Creditors: due within one year | Group 2002 £'000 | Group 2001 £'000 | Company 2002 £'000 | Company 2001 £'000 |
|---|---|---|---|---|
| Unit trust trustees for units created | 3,499 | 27,148 | – | – |
| Creditors for unit repurchases | 11,051 | 22,901 | – | – |
| | 14,550 | 50,049 | – | – |
| Bank overdraft | 13,530 | – | 138,729 | 134,471 |
| Bank term loans | 26,664 | 28,861 | 26,664 | 28,861 |
| 7% Convertible subordinated loan notes | 23,888 | – | 23,888 | – |
| Other trade creditors | 5,699 | 6,138 | 3,143 | 3,601 |
| Accruals | 26,140 | 43,952 | 4,495 | 10,004 |
| UK Corporation tax | 8,463 | 3,228 | 6,404 | 2,509 |
| Non UK taxation | 2,623 | 3,407 | – | – |
| Tax and social security | 2,011 | 2,566 | – | 161 |
| Dividends payable | 3,957 | 11,793 | 3,957 | 11,793 |
| Deferred consideration due on acquisition | 600 | 1,120 | 600 | 520 |
| Other creditors | 6,763 | 5,927 | 1,014 | 1,866 |
| | **134,888** | **157,041** | **208,894** | **193,786** |

The Company's bank balance is part of a group working capital facility which is secured by cross guarantees between the Company and certain fellow subsidiary undertakings. At 30 September 2002 the net amount guaranteed under this arrangement was £nil (2001 – £nil). The Company also provides a guarantee along with certain fellow subsidiary undertakings to a syndicate of banks in support of the term loan. As at 30 September 2002, the net amount guaranteed under this arrangement was £nil (2001 – £nil).

US$37.5 million 7% Convertible Subordinated Loan Notes were issued to The Phoenix Companies Inc on 15 April 1996. The Notes are convertible at any time, at the option of the holder, into a maximum of 17,441,860 ordinary shares at a price of US$2.15. If not converted the Loan Notes are repayable on 29 March 2003, except that the Company has the option to extend the term of all or part of the Loan Notes for a maximum of two years thereafter. The Company currently expects that it will exercise its option to extend the term. However, no formal notice to this effect has yet been served and therefore the debt has been classified as due within one year. The Company has entered into currency swap arrangements to hedge the exchange risk related to the loan note liability.

| 22 Creditors: due after more than one year | Group 2002 £'000 | Group 2001 £'000 | Company 2002 £'000 | Company 2001 £'000 |
|---|---|---|---|---|
| Bank term loans | 96,071 | 165,735 | 96,071 | 165,735 |
| 5.875% Convertible bonds 2007 | 100,000 | – | 100,000 | – |
| Issue costs on convertible bonds | (3,212) | – | (3,212) | – |
| 7% Convertible subordinated loan notes | – | 25,500 | – | 25,500 |
| Floating rate guaranteed unsecured loan stock | 10,000 | 10,000 | 10,000 | 10,000 |
| Non UK taxation | 10 | 9 | – | – |
| Other creditors | 1,980 | 1,006 | 333 | 333 |
| | **204,849** | **202,250** | **203,192** | **201,568** |

Bank term loans are unsecured and are repayable by six-monthly instalments over the period to 30 September 2006.

£10 million floating rate guaranteed unsecured loan stock was issued to Life Assurance Holding Corporation in part consideration of the Company's acquisition of G Developments Limited on 3 June 2001. The loan stock is repayable on 30 June 2006 and bears interest at the rate of 1% above six month LIBOR.

£100 million 5.875% Convertible Bonds 2007 were issued on 14 January 2002. At the option of the Bondholders, the Bonds are convertible into Ordinary Shares of the Company at any time after 24 February 2002 at an initial conversion price of 520p per share. Unless previously redeemed, purchased and cancelled, or converted, the Bonds are redeemable on 14 January 2007 at their principal amount.

The Group's borrowings are subject to a number of covenants which, in accordance with standard practice, are reviewed and discussed with the lenders from time to time. The significance of these covenants will diminish considerably following the reduction in borrowings which will result from the proposed divestment of the property division, expected to occur in the first quarter of 2003. The Company and the lenders have therefore agreed to defer discussion of covenants, which would otherwise require amendment, on and after 31 March 2003 so that the detailed structure of this transaction can be taken into account. The Board, having regard to its business plans, is confident that the Group will continue to comply with covenants for the foreseeable future.

| | Group | | Company | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| **Bank loans** | £'000 | £'000 | £'000 | £'000 |
| Payable outwith five years | – | 43,024 | – | 43,024 |
| Payable within 2 – 5 years | 64,055 | 96,048 | 64,055 | 96,048 |
| Payable within 1 – 2 years | 32,016 | 26,663 | 32,016 | 26,663 |
| | 96,071 | 165,735 | 96,071 | 165,735 |
| Payable within one year (note 21) | 26,664 | 28,861 | 26,664 | 28,861 |
| | **122,735** | **194,596** | **122,735** | **194,596** |
| **Analysis of changes in bank term loans during the year:** | | | | |
| At 1 October 2001 | 194,596 | – | 194,596 | – |
| New loans drawn | – | 202,600 | – | 202,600 |
| Instalments repaid | (71,861) | (8,004) | (71,861) | (8,004) |
| At 30 September 2002 | **122,735** | **194,596** | **122,735** | **194,596** |

| **Analysis of changes in net debt** **Group** | At 1 October 2001 £'000 | Cash flow £'000 | Other non-cash changes £'000 | Exchange movement £'000 | At 30 September 2002 £'000 |
|---|---|---|---|---|---|
| Cash at bank and in hand | 47,163 | (12,326) | – | (2,347) | 32,490 |
| Bank overdraft | – | (13,530) | – | – | (13,530) |
| | 47,163 | (25,857) | – | (2,347) | 18,960 |
| Debt due within one year | (28,861) | 2,197 | (23,888) | – | (50,552) |
| Debt due after more than one year | (201,235) | (26,630) | 23,394 | 1,612 | (202,859) |
| | (230,096) | (24,433) | (494) | 1,612 | (253,411) |
| Total | **(182,933)** | **(50,289)** | **(494)** | **(735)** | **(234,451)** |

**23 Financial instruments**

Interest rate and currency risk profiles

The interest rate and currency profiles of the Group's financial liabilities at 30 September were as follows:

| | 2002 | | | |
|---|---|---|---|---|
| | Fixed rate £'000 | Variable rate £'000 | No interest £'000 | Total £'000 |
| Sterling | | | | |
| Bank overdraft | – | 13,530 | – | 13,530 |
| Bank term loans | 88,583 | 34,152 | – | 122,735 |
| 5.875% Convertible Bonds 2007 | 100,000 | – | – | 100,000 |
| Floating rate guaranteed unsecured loan stock | – | 10,000 | – | 10,000 |
| Deferred consideration | – | – | 600 | 600 |
| | 188,583 | 57,682 | 600 | 246,865 |
| US Dollar | 23,888 | – | – | 23,888 |
| | **212,471** | **57,682** | **600** | **270,753** |

| | 2001 | | | |
|---|---|---|---|---|
| | Fixed rate | Variable rate | No interest | Total |
| | £'000 | £'000 | £'000 | £'000 |
| Sterling | | | | |
| Bank term loans | 100,000 | 94,596 | – | 194,596 |
| Floating rate guaranteed unsecured loan stock | – | 10,000 | – | 10,000 |
| Deferred consideration | – | – | 1,120 | 1,120 |
| | 100,000 | 104,596 | 1,120 | 205,716 |
| US Dollar | 25,500 | – | – | 25,500 |
| | **125,500** | **104,596** | **1,120** | **231,216** |

The sterling liabilities comprise the Loan Stock, which bears interest at a variable rate of 1% above LIBOR to the date of repayment, the Convertible Bonds 2007 which bear interest at a fixed rate of 5.875% p.a. and the bank term loans which are repayable by six-monthly instalments over the period to 30 September 2007 (note 22). Interest on the term loans is at a variable rate of 1.25% above LIBOR but the Group has undertaken a cross-currency interest rate swap on £88.6 million (2001 – £100 million) of these amounts with the effect of fixing the interest rate at 5.03% p.a. plus the margin of 1.25%. The interest on this swap is payable in US dollars while the principal amount of the loan remains denominated in sterling.

The US dollar liabilities, comprising the Convertible Loan Notes, bear interest at a rate of 7% p.a., fixed to the earlier of date of repayment or conversion (note 22) or 29 March 2003. Thereafter the interest rate increases to 7.5% p.a.

The financial liabilities on which no interest is payable represent deferred considerations.

The interest rate and currency profiles of the Group's financial assets at 30 September were as follows:

| | 30 September 2002 | | | 30 September 2001 | | |
|---|---|---|---|---|---|---|
| | Total | Floating rate | No interest | Total | Floating rate | No interest |
| | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 |
| Sterling | 53,285 | 17,985 | 35,300 | 50,480 | 19,888 | 30,592 |
| US Dollar | 8,140 | 7,849 | 291 | 22,457 | 22,166 | 291 |
| Euro currencies | 1,159 | 407 | 752 | 2,895 | 2,529 | 366 |
| Other currencies | 9,838 | 6,495 | 3,343 | 2,924 | 2,829 | 95 |
| Total | **72,422** | **32,736** | **39,686** | **78,756** | **47,412** | **31,344** |

The no interest financial assets do not have a maturity date. They principally comprise fixed asset investments. The floating rate financial assets principally comprise cash and deposit balances which earn interest at rates which fluctuate according to money market rates.

The Group has a £15 million bank overdraft limit for the purposes of providing liquidity if exceptional levels of short term timing differences arise on unit trust settlements. This facility is reviewed on an annual basis.

The fair values of the financial assets and liabilities are not materially different to their carrying amounts.

**Foreign net investment**

The majority of the Group's subsidiaries use sterling as their reporting currencies. The foreign currency net monetary assets (liabilities) of subsidiaries which adopt a different reporting currency are as follows:

| | Total 2002 | Total 2001 |
|---|---|---|
| | £'000 | £'000 |
| US dollar | 4,632 | 7,137 |
| Singapore dollar | (1,400) | (693) |
| Australian dollar | 1,904 | 1,435 |
| Euro currencies | (45) | (161) |
| Other | 3,109 | 557 |

Financial instruments are defined in the Financial Review at page 23.

**24 Provision for liabilities and charges**

| | Group | | | |
|---|---|---|---|---|
| | Provision for NIC on unapproved share options £'000 | Provision for liabilities on pension scheme £'000 | Deferred taxation £'000 | Total £'000 |
| **Group** | | | | |
| At beginning of year (as previously stated) | 59 | 6,020 | 3,765 | 9,844 |
| Prior year adjustment | – | – | (1,900) | (1,900) |
| At beginning of year as restated | 59 | 6,020 | 1,865 | 7,944 |
| Released in the year | (59) | (521) | 156 | (424) |
| Credit to profit and loss account | – | – | (608) | (608) |
| **At 30 September 2002** | **–** | **5,499** | **1,413** | **6,912** |

| | Company | | |
|---|---|---|---|
| | Provision for NIC on unapproved share options £'000 | Deferred taxation £'000 | Total £'000 |
| **Company** | | | |
| At beginning of year (as previously stated) | 59 | 4,353 | 4,412 |
| Prior year adjustment | – | (1,900) | (1,900) |
| At beginning of year as restated | 59 | 2,453 | 2,512 |
| Released in the year | (59) | – | (59) |
| Credit to profit and loss account | – | (257) | (257) |
| **At 30 September 2002** | **–** | **2,196** | **2,196** |

The comparative figures have been restated to take account of the adoption of FRS 19 – *Deferred Tax*. In the prior year the Group accounted for deferred tax on the upward revaluation of the Group's investment in Lombard International Assurance SA. FRS 19 permits provision for revaluation surpluses only where there is a binding commitment to sell the asset. There was no such commitment as at 30 September 2001.

The adoption of FRS 19 has been recorded as a prior year adjustment. The effect of this has been to decrease the opening deferred tax provision by £1.9 million and to increase the opening revaluation reserve by £1.9 million (note 19).

The elements of deferred taxation are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2002 £'000 | 2001 (restated) £'000 | 2002 £'000 | 2001 (restated) £'000 |
| Deficit on defined benefit pension scheme (note 27) | (1,650) | (1,806) | – | – |
| Accelerated capital allowances | 345 | – | 345 | – |
| Other timing differences | 2,718 | 3,671 | 1,851 | 2,453 |
| | **1,413** | **1,865** | **2,196** | **2,453** |

Timing differences represent deferred taxation in respect of the profits of certain overseas subsidiary undertakings to the extent that dividends are expected to be remitted to the UK in the foreseeable future.

There is an unrecognised deferred tax asset in a UK subsidiary undertaking of £821,000 (2001 – £917,000). In addition, as described in note 6 there are unrecognised deferred tax assets in certain overseas subsidiary undertakings amounting to £1.7 million (2001 – £2.5 million).

## 25 Assets of long-term life assurance business

The assets of the long-term life assurance business held to meet liabilities to policyholders, based on market values, were:

| | Group | | | |
|---|---|---|---|---|
| | Old Mutual £'000 | Aberdeen International £'000 | 2002 Total £'000 | 2001 £'000 |
| Listed investments | 37,739 | 19,657 | 57,396 | 18,988 |
| Unit trusts | 124,359 | 22,055 | 146,414 | 24,870 |
| Unlisted investments | 4,434 | 2,575 | 7,009 | 4,103 |
| Cash and deposits | 33,572 | 9,431 | 43,003 | 8,560 |
| Other assets | 2,002 | – | 2,002 | – |
| | **202,106** | **53,718** | **255,824** | **56,521** |

| **Analysis of long-term technical account** | Group | | | |
|---|---|---|---|---|
| | Old Mutual £'000 | Aberdeen International £'000 | 2002 Total £'000 | 2001 £'000 |
| Premium income | 9,211 | 10,123 | 19,334 | 188 |
| Investment income, gains and losses | (21,615) | 3,250 | (18,365) | (2,831) |
| Claims and benefits | (24,868) | (15,672) | (40,540) | (5,298) |
| Commission and administration | (3,584) | (504) | (4,088) | (556) |
| Transfer out of fund | (13,950) | – | (13,950) | – |
| Decrease in fund | (54,806) | (2,803) | (57,609) | (8,497) |
| Fund brought forward | – | 56,521 | 56,521 | 65,018 |
| Funds at date of acquisition (note 13) | 256,912 | – | 256,912 | – |
| Fund carried forward | **202,106** | **53,718** | **255,824** | **56,521** |

The figures for 2001 are in respect of Aberdeen International only.

## 26 Commitments

**Operating leases**

The Group and Company have commitments for payments in the next year under operating leases which expire as follows:

| | Land and buildings | | Motor vehicles and plant and equipment | |
|---|---|---|---|---|
| | 2002 £'000 | 2001 £'000 | 2002 £'000 | 2001 £'000 |
| **Group** | | | | |
| Within one year | 1,238 | 66 | 16 | 72 |
| Between two and five years | 974 | 609 | 6 | 116 |
| After five years | 3,554 | 3,512 | – | – |
| | **5,766** | **4,187** | **22** | **188** |
| **Company** | | | | |
| Within one year | 44 | 18 | – | – |
| Between two and five years | 18 | 44 | – | 6 |
| After five years | 2,803 | 2,834 | – | – |
| | **2,865** | **2,896** | **–** | **6** |

**27 Pension costs**

The Group has applied the phased transitional rules under Financial Reporting Standard 17: *Retirement Benefits* ("FRS 17"). The disclosures given in (a) are those required under Statement of Standard Accounting Practice 24: *Accounting for pension costs*, whilst disclosures required under FRS 17, to the extent not given in (a) are set out in (b).

a) The Group operates two defined benefit schemes in the UK, the CGA Staff Pension Fund, and the Murray Johnstone Retirement Benefits Plan. Both schemes are closed to new membership and to future service accruals. The Group also operates three defined contribution schemes worldwide.

The total contributions charged to profit in respect of the schemes operated by the Group were as follows:

| | 2002<br>£'000 | 2001<br>£'000 |
|---|---|---|
| a) In respect of the Group's money purchase schemes: | | |
| Pension cost charged to profit on ordinary activities | **4,332** | **3,509** |
| b) In respect of the Group's defined benefit schemes: | | |
| Pension cost charged to profit on ordinary activities | **145** | **494** |

**CGA Staff Pension Fund**

The cost was based on the independent actuarial valuation carried out as at 1 April 2001, made by a qualified actuary using the Minimum Funding Requirement ("MFR") basis. The main assumptions were:

| | | |
|---|---|---|
| Discount rate | – before retirement | 9% |
| | – after retirement | 8% |
| Pensions increases | | 3.5% |
| Price inflation | | 4% |

The market value of the scheme's assets at 1 April 2001 was £4,093,000 and the actuarial value of these assets represented 89% of the value of the benefits that had accrued to members. There is now no further accrual of benefits in the scheme. The Company has agreed to make contributions of £145,000 annually until 2007 to bring the scheme back to 100% funding on the MFR basis.

**Murray Johnstone Retirement Benefits Plan**

The cost was based on the independent actuarial valuation carried out as at 30 June 1999, made by a qualified actuary using the Projected Unit Method. A full actuarial valuation was carried out at 30 June 2001, by a qualified independent actuary using the Minimum Funding Requirement ("MFR") basis. The main assumptions were:

| | | |
|---|---|---|
| Discount rate | – before retirement | 7.25% |
| | – after retirement | 6.00% |
| Pensions increases | | 2.75% |
| Salary inflation | | 4.75% |
| Price inflation | | 2.75% |

The market value of the scheme's assets at 30 June 2001 was £26,912,000 and the actuarial value of these assets represented 82% of the value of the benefits that had accrued to members. There is now no further accrual of benefits in the scheme. The Company has agreed to make contributions of £85,000 monthly over a ten year period to bring the Scheme back to 100% funding on the MFR basis.

b) A full actuarial valuation was carried out at 30 June 2001 in respect of the Murray Johnstone Retirement Benefits Plan, and updated to 30 September 2002 by a qualified independent actuary. A full actuarial valuation was carried out at 1 April 2001 in respect of the CGA Staff Pension Fund, and updated to 30 September 2002 by a qualified independent actuary.

*Main assumptions*

The financial assumptions used by the actuaries to calculate scheme liabilities under FRS 17 were (in nominal terms):

| | Murray Johnstone Retirement Benefits Plan At 30 Sep 2002 | Murray Johnstone Retirement Benefits Plan At 30 Sep 2001 | CGA Staff Pension Fund At 30 Sep 2002 | CGA Staff Pension Fund At 30 Sep 2001 |
|---|---|---|---|---|
| Valuation method | Projected unit | Projected unit | Projected unit | Projected unit |
| Discount rate | 5.75% | 6.25% | 5.75% | 6.25% |
| Pension increases | | | | |
| – pre July 1997 accrual | 5.00% | 5.00% | 5.00% | 5.00% |
| – post July 1997 accrual | 2.25% | 2.40% | 2.25% | 2.40% |
| Contributory salary increases | 4.25% | 4.40% | n/a | n/a |
| Price inflation | 2.25% | 2.40% | 2.25% | 2.40% |

The assumptions used by the actuaries are considered to represent the best estimates chosen from a range of actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

*Projected Position*

The market value at 30 September 2002 of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain were:

| | Murray Johnstone Retirement Benefits Plan | | | | CGA Staff Pension Fund | | | |
|---|---|---|---|---|---|---|---|---|
| | At 30 Sep 2002 | | At 30 Sep 2001 | | At 30 Sep 2002 | | At 30 Sep 2001 | |
| | % | £'000 | % | £'000 | % | £'000 | % | £'000 |
| The assets in the scheme and the expected rate of return were: | | | | | | | | |
| Equities | 6.75% | 16,347 | 7.50% | 18,454 | 6.75% | 681 | 7.50% | 1,057 |
| Bonds | 3.75% | 1,619 | 5.00% | 3,206 | 3.75% | 2,787 | 5.00% | 2,639 |
| Cash | 3.25% | 1,064 | 4.50% | 1,408 | 3.25% | 41 | 4.50% | 55 |
| Total market value of assets | | 19,030 | | 23,068 | | 3,509 | | 3,751 |
| Actuarial value of liabilities | | (38,874) | | (34,168) | | (4,796) | | (4,629) |
| Deficits in the schemes | | (19,844) | | (11,100) | | (1,287) | | (878) |
| Related deferred tax assets | | 5,953 | | 3,330 | | 386 | | 263 |
| Net pension liabilities | | **(13,891)** | | **(7,770)** | | **(901)** | | **(615)** |

The amount of this net pension liability would have a consequential effect on net assets and reserves as set out in the table below.

| **Effect on Consolidated Group Balance Sheet** | **Net assets £'000** | **Reserves £'000** |
|---|---|---|
| Excluding pension liabilities | 207,188 | (7,173) |
| Pension liabilities | (14,792) | (14,792) |
| SSAP24 pension liability | 3,849 | 3,849 |
| Including pension liabilities | **196,245** | **(18,116)** |

An element of the deficit relating to the Murray Johnstone scheme was recognised at the date of acquisition of the Murray Johnstone Group. A provision of £5,499,000 (£3,849,000 net of deferred tax) is included within Provisions for liabilities and charges (note 24). This provision is being released in line with contributions now being made.

| **Movement in deficit during the year** | **2002 £'000** | **2,002 £'000** |
|---|---|---|
| Deficit in scheme at beginning of year | (11,100) | (878) |
| Movement in year: | | |
| Contributions | 614 | 145 |
| Net interest cost | (509) | (69) |
| Actuarial loss | (8,849) | (485) |
| Deficit in scheme at end of year | **(19,844)** | **(1,287)** |

If FRS 17 had been fully adopted in these financial statements the pension costs for deferred benefits schemes would have been:

| | Murray Johnstone Retirement Benefits Plan 2002 | CGA Staff Pension Fund 2,002 |
|---|---|---|
| **Analysis of the amount charged to operating profit** | **£'000** | **£'000** |
| Service cost | – | – |
| Past service cost | – | – |
| Total operating charge | – | – |

| | 2002 | 2,002 |
|---|---|---|
| **Analysis of net return on pension scheme** | **£'000** | **£'000** |
| Expected return on pension scheme assets | 1,601 | 213 |
| Interest on pension liabilities | (2,110) | (282) |
| Net return | **(509)** | **(69)** |

| | 2002 | 2,002 |
|---|---|---|
| **Analysis of amount recognised in statement of total recognised gains and losses (STRGL)** | **£'000** | **£'000** |
| Actual return less expected return on assets | (5,447) | (350) |
| Experience gains and losses on liabilities | 173 | 92 |
| Changes in assumptions | (3,575) | (227) |
| Net loss recognised | **(8,849)** | **(485)** |

| **History of experience gains and losses** | Murray Johnstone Retirement Benefits Plan 2002 | | CGA Staff Pension Fund 2002 | |
|---|---|---|---|---|
| | £'000 | % | £'000 | % |
| Difference between expected and actual return on scheme assets: | (5,447) | (28.6) | (350) | (10.0) |
| Experience gains and losses on scheme liabilities: | 173 | 0.4 | 92 | 1.9 |
| Total amount recognised in statement of total recognised gains and losses: | (8,849) | (22.8) | (485) | (10.1) |

## 28 Related party transactions

Phoenix Investment Partners ('PIP'), a subsidiary of the Phoenix Companies Inc ('Phoenix') manage assets on behalf of the Group and during the year the value of the assets managed by PIP amounted to £36m. PIP earned fees totalling £145,000 (2001 – £119,000) based on the value of assets managed, calculated on a monthly basis. Also, the Group are sub-advisors to the £187m (2001 – £264m) international and global portfolio managed by PIP. During the year the Group earned £794,000 (2001 – £1,153,000) in sub-advisory fees which are based on the average value of the assets managed. As at 30 September 2002 the total amount due by PIP to the Group amounted to £49,000 (2001 – £69,000), and is included in debtors.

During the year the Group managed funds, in the ordinary course of business, on behalf of the Scottish Provident Institution ('SPI'). Under the terms of the investment management agreement the Group earned fees totalling £5,664,000 (2001 – £12,787,000) calculated on a monthly basis according to the value of funds under management. The funds managed included investments in the Aberdeen range of units and, to the extent that the fees earned from those unit trusts exceed the fee to which the Group was entitled under the terms of the agreement, the excess was repaid to SPI. As at 30 September 2002 amounts totalling £nil (2001 – £503,000) were due to SPI, and are included within creditors. In addition, on termination of the investment management agreement the Group received compensation of £8,900,000.

Phoenix has a substantial interest in the Company, as disclosed in the Directors' Report on page 25. SPI was also a substantial shareholder in the Company until 3 May 2001.

## 29 Contingent liabilities

The UK split capital closed-end fund sector has suffered acutely since its de-rating in September 2001.

The Group has acted as manager of a total of 20 split capital closed-end funds ("Splits") in recent years. The value of gross assets managed for Splits peaked at £3.4 billion (including £1.2 billion financed by borrowings) in January 2001. This represented 11.4% of the Group's total assets under management at that time and approximately 25% of the assets of the Splits sector as a whole.

At 30 September 2002 the Group managed assets of £1.3 billion (including £235 million of borrowings) for 15 Splits, representing 5.4% of the Group's total assets under management. Since the year end, the total has reduced to £1.1 billion (4.7% of total assets) managed for 13 Splits.

Across the sector a number of Splits have suspended trading in their shares and, of these, 4 were managed by Aberdeen – Aberdeen Preferred Income, Aberdeen High Income and Media & Income, each of which is in administrative receivership, and Leveraged Income which has been placed in liquidation, which at the time had aggregate borrowings of £192 million against assets of £167 million.

The Financial Services Authority ("FSA") has commenced a review of the Splits sector and Aberdeen is among the companies which have been interviewed by the FSA and been requested to provide further information. The Group has at all times co-operated with the FSA in their review and will continue to do so. Aberdeen has also given evidence on two occasions to the Treasury Select Committee, which is carrying out its own review.

There has also been speculation that legal actions may be brought against a range of parties involved in the split capital sector. No legal action has been served against any company in the Aberdeen Group and in the event that the Group were to be included in any such proceedings these would be defended robustly.

The Board believes that the Group has at all times acted with integrity and in accordance with all relevant regulations and laws. It is important to understand that Splits are not regulated products under the Financial Services Act, although the companies which manage these funds are themselves regulated by the FSA. Having taken legal advice and reviewed the present progress of regulatory proceedings, the Board does not consider that any provision is appropriate.

However, the Group does manage one UK retail unit trust, the Aberdeen Progressive Growth Unit Trust ("Progressive"), which invests in the zero dividend preference shares of a range of Splits. Progressive is a regulated product in terms of the Financial Services Act. The FSA has been investigating into the marketing and management of this fund, which also comes within the remit of the Financial Ombudsman Service ("FOS"). The FOS has the power to require compensation to be paid to complainants, where it upholds relevant complaints. The FOS will usually make a preliminary determination, which a firm may challenge, followed by a final ruling. This will bind the firm (but not the complainant), although it may then seek judicial review of an adverse decision.

Zero dividend preference shares were, until the latter part of 2001 generally considered by market commentators to be low risk, but not no-risk, investments and Progressive was promoted by Aberdeen as being a low risk fund. The Board considers that all marketing material issued in relation to Progressive complied with regulatory requirements and fairly described the nature of the fund and risks involved in the light of available information and opinion in the market at the time.

The Company is in correspondence with the FOS, which has recently indicated its areas of concern in relation to Progressive Growth. Although the FOS has not provided details of individual complaints that have been referred to it, the Company's legal advice is that there are good grounds for arguing that any complaints should not be upheld. Further, were the FOS ultimately to adjudicate against the Company, any compensation would need to take into account the circumstances of individual cases. There is currently so much uncertainty about both the number and quantum of claims that the Board considers it impossible to make any reasonable estimate of any potential liability to the Group. Accordingly, and as required by FRS 12, no provision for such claims has been made in these accounts.

However, the Board recognises the distress suffered by individual investors in Progressive as a result of the rapid change of sentiment and removal of liquidity from the zero dividend preference share sector since late 2001. The Group is working towards providing an uplift package to these investors, intended to take effect in August 2005, but no decision or commitment has been made in this respect.

To put this in context, the peak value of Progressive was approximately £80 million in September 2001. The portfolio is currently valued at some £22 million, based on the market prices of the individual holdings of zero dividend preference shares. However, the portfolio stands at a discount of around 50% to the estimated underlying net asset values attributable to these holdings of approximately £45 million. In the absence of any market movements or other change, this discount would be expected to narrow over time as the maturity dates of individual holdings are reached.

In the event that the contingent issues referred to above were to give rise to liabilities significantly in excess of the Group's insurance cover, certain asset sales would need to be considered. The Board is confident that, if this were to become necessary, such disposals could be achieved at above book value, including attributable goodwill. Whilst the position is necessarily uncertain, the Board considers, having regard to the above courses of action open to them, that it is appropriate to prepare the accounts on a going concern basis.

# Five Year Summary

| | 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 | £'000 |
| Turnover – fixed margin property management | – | – | – | – | 11,899 |
| Turnover – other | 48,482 | 62,718 | 115,721 | 182,094 | 180,179 |
| Total turnover | 48,482 | 62,718 | 115,721 | 182,094 | 192,078 |
| Operating expenses | | | | | |
| – Fixed margin property management | – | – | – | – | (11,030) |
| – Other | (34,763) | (45,517) | (80,245) | (123,192) | (123,771) |
| – Exceptional costs | (4,752) | (533) | – | (10,963) | (5,621) |
| Amortisation of goodwill | (262) | (820) | (1,251) | (12,610) | (19,640) |
| Total administrative expenses | (39,777) | (46,870) | (81,496) | (146,765) | (160,062) |
| Other operating income – exceptional | – | – | – | – | 4,446 |
| Exceptional amounts written off investments | – | – | – | – | (2,651) |
| Operating profit before goodwill amortisation & exceptional items | 13,719 | 17,201 | 35,476 | 58,902 | 57,277 |
| Amortisation of goodwill & exceptional items | (5,014) | (1,353) | (1,251) | (23,573) | (23,466) |
| **Operating profit** | 8,705 | 15,848 | 34,225 | 35,329 | 33,811 |
| Net interest payable | (41) | (540) | (264) | (10,740) | (15,533) |
| **Profit on ordinary activities before taxation** | 8,664 | 15,308 | 33,961 | 24,589 | 18,278 |
| Tax on profit on ordinary activities | (2,597) | (4,817) | (9,835) | (9,599) | (11,184) |
| **Profit for the financial year** | 6,067 | 10,491 | 24,126 | 14,990 | 7,094 |
| Minority interests – equity | – | – | – | (29) | (216) |
| **Profit attributable to shareholders** | **6,067** | **10,491** | **24,126** | **14,961** | **6,878** |
| **Dividends** | | | | | |
| Ordinary dividends on equity shares | (6,630) | (8,508) | (14,679) | (17,582) | (10,500) |
| Preference dividends on non equity shares | – | – | – | (1,265) | (1,132) |
| | (6,630) | (8,508) | (14,679) | (18,847) | (11,632) |
| **Retained (loss) profit for financial year** | **(563)** | **1,983** | **9,447** | **(3,886)** | **(4,754)** |
| **Earnings per share – basic** | | | | | |
| Before goodwill amortisation & exceptional items | 6.52p | 7.77p | 16.48p | 21.12p | 16.51p |
| After goodwill amortisation & exceptional items | 4.14p | 6.98p | 15.67p | 8.51p | 3.29p |
| **Earnings per share – diluted** | | | | | |
| Before goodwill amortisation & exceptional items | 6.36p | 7.60p | 15.44p | 19.49p | 16.47p |
| After goodwill amortisation & exceptional items | 4.28p | 6.89p | 14.71p | 8.26p | 3.28p |
| **Dividend per ordinary share** | **4.5p** | **5.5p** | **9.5p** | **10.5p** | **6.0p** |
| **Assets under management at year-end** | **£13.1bn** | **£16.1bn** | **£21.9bn** | **£34.7bn** | **£23.7bn** |

Turnover and operating profit arise wholly from continuing activities.

The above information in respect of 1998 has been restated in accordance with FRS10 *Goodwill and intangible assets*, FRS12 *Provisions, contingent liabilities and contingent assets*, and FRS 14 *Earnings per share*.

Aberdeen 0211

# Principal Offices

### United Kingdom, Isle of Man and Channel Islands

**Aberdeen Asset Management PLC**
One Albyn Place, Aberdeen AB10 1YG
Tel: +44 (0) 1224 631999  Fax: +44 (0) 1224 647010

**Aberdeen Asset Managers Limited**
123 St Vincent Street, Glasgow, G2 5EA
Tel: +44 (0) 141 306 7400  Fax: +44 (0) 141 306 7401

**Aberdeen Asset Managers Limited**
One Bow Churchyard, Cheapside, London EC4M 9HH
Tel: +44 (0) 20 7463 6000  Fax: +44 (0) 20 7463 6001

**Aberdeen International (IoM) Life Assurance Limited**
PO Box 391, St George's Court, Upper Church Street, Douglas, Isle of Man IM99 2XW
Tel: +44 (0) 1624 683683  Fax: +44 (0) 1624 683684

**Aberdeen Private Wealth Management Limited**
One Seaton Place, St. Helier, Jersey JE4 8YJ
Tel: +44 (0) 1534 758847  Fax: +44 (0) 1534 767084

**Aberdeen Murray Johnstone Private Equity Limited**
55 Spring Gardens, Manchester M2 2BY
Tel: +44 (0) 161 236 2288  Fax: +44 (0) 161 236 5539

**Aberdeen Property Investors International Limited**
Charles House, 5-11 Regent Street, London, SW1Y 4LR
Tel: +44 (0) 20 7747 1700  Fax: +44 (0) 20 7839 7460

### Asia-Pacific

**Aberdeen Asset Management Asia Limited**
21 Church Street, #01-01 Capital Square Two, Singapore 049480
Tel: +65 395 2700  Fax: +65 535 7159

**Aberdeen Asset Management Limited**
Level 6, 201 Kent Street, Sydney, NSW 2000, Australia
Tel +61 2 9950 2888  Fax +61 2 9950 2800

**Aberdeen International Fund Managers Limited**
Room 2201-02, 22/F Wheelock House, 20 Pedder Street, Central, Hong Kong
Tel: +852 2103 4700  Fax: +852 2827 8908

### Europe

**Aberdeen Asset Management Ireland Limited**
4th Floor, Styne House, Upper Hatch Street, Dublin 2, Ireland
Tel: +353 1 476 7120  Fax: +353 1 476 7150

**Aberdeen Property Investors Continental Europe BV**
Concertgebouwplein 11, PO Box 75035, 1071 AA Amsterdam, The Netherlands
Tel: +31 20 577 7666  Fax: +31 20 671 7476

**Aberdeen Property Investors Nordic AB**
Luntmakargatan 34, Box 3039, 103 63 Stockholm, Sweden
Tel: +46 8412 8000  Fax: +46 8412 8004

**Aberdeen International Management Ireland Limited**
6 George's Dock, International Financial Services Centre, Dublin 1, Republic of Ireland
Tel: +353 1 670 2115  Fax: +353 1 670 2149

**Aberdeen Investment Services SA**
21 Avenue de la Liberté, L-1931 Luxembourg
Tel: +352 295 4941  Fax: +352 295 494 20

### United States of America

**Aberdeen Fund Managers, Inc**
300 S.E. 2nd Street, Suite #820, Fort Lauderdale, Florida 33301, USA
Tel: +(1) 954 767 9900  Fax: +(1) 954 767 6006

John Hancock Centre, 875 North Michigan Avenue, Suite 3640, Chicago, Illinois 60611, USA
Tel: +(1) 312 951 5995  Fax: +(1) 312 951 8588

45 Broadway, 31st Floor, New York, NY 10006, USA
Tel: +(1) 212 968 8800  Fax: +(1) 212 968 8888

Details of other office locations can be found on the Group's website at **www.aberdeen-asset.com**

# Corporate Information

**Registrars**
Lloyds TSB Registrars Scotland
PO Box 28448
Finance House, Orchard Brae
Edinburgh EH4 1WQ

**Company Secretary**
John Brett

**Registered Office**
One Albyn Place
Aberdeen AB10 1YG

**Auditors**
KPMG Audit Plc
Chartered Accountants
37 Albyn Place
Aberdeen AB10 1JB

**Bankers**
Bank of Scotland
Corporate Banking
38 Albyn Place
Aberdeen AB10 1ZG

**Registered Number**
82015

**Stockbrokers**
Cazenove & Co
12 Tokenhouse Yard
London EC2R 7AN

UBS Limited
1/2 Finsbury Avenue
London EC2M 2PP

# Notice of Meeting

Notice is hereby given that the twentieth Annual General Meeting of the Company will be held at The Gordon Suite, Aberdeen Exhibition and Conference Centre, Bridge of Don, Aberdeen AB23 8BL, at 12.30pm on Friday 17 January 2003 for the following purposes:

1. To receive the Directors' Report and Accounts for the year ended 30 September 2002, together with the Auditors' report thereon.

2. To declare a final dividend of 2.15 pence per ordinary share.

3. To reappoint KPMG Audit Plc as Auditors and to authorise the Directors to agree their remuneration.

4. To re-elect as a Director Mr C L A Irby who retires by rotation.

5. To approve the Remuneration Report.

6. To consider the following resolution which will be proposed as an Ordinary resolution:

   That the Directors be and are hereby generally and unconditionally authorised for the purpose of Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the Act) up to an aggregate nominal amount of £5,837,560 representing 33% of the present issued share capital provided that this authority shall expire (unless previously renewed varied or revoked by the Company in general meeting) at the next Annual General Meeting of the Company (the "Section 80 period") save that the Company may prior to the expiry of the Section 80 period make an offer or agreement which would or might require relevant securities to be allotted after the Section 80 period and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred by this resolution had not expired.

To consider the following resolutions which will be proposed as Special resolutions:

7. That, subject to the passing of the previous resolution, the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot and make offers or agreements to allot equity securities (as defined in Section 94(2) of the Act) for cash during the period (the "Section 89 period") at any time up to the next Annual General Meeting of the Company as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to (i) the allotment of up to an aggregate nominal amount of £884,478 representing 5% of the present issued ordinary share capital and (ii) the allotment of equity securities pursuant to a rights issue but so that the directors may, at any time prior to the expiry of the Section 89 period, make an offer or agreement which would or might require equity securities to be allotted after the expiry of the Section 89 period and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power had not expired.

8. That the Company is, pursuant to Section 166 of the Companies Act 1985, hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of ordinary shares of 10 pence each in the capital of the Company ("ordinary shares") provided that: -

   (1) the maximum number of ordinary shares hereby authorised to be purchased is 8,844,787, representing 5% of the issued ordinary share capital of the company;

   (2) the minimum price which may be paid for ordinary shares is 10 pence per ordinary share;

   (3) the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share derived from the London Stock Exchange Daily Official List for the ten business days immediately preceding the day on which the ordinary share is contracted to be purchased;

(4) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which contract to purchase will be executed wholly or partly after the expiry of such authority, and may make the purchase of the ordinary shares in pursuance of any such contract, and;

(5) the authority hereby conferred shall expire on the earlier of the date of the Annual General Meeting of the Company to be held in 2004 or 16 April 2004.

By order of the Board

**John Brett**
Secretary
One Albyn Place
Aberdeen, AB10 1YG
20 December 2002

Notes:

1. A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him. A proxy need not be a Member of the Company. A Form of Proxy, in order to be valid, must be delivered to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZR not later than 12.30pm Wednesday 15 January 2003.

2. The following documents are available for inspection during normal business hours at the Company's registered office on any weekday except Saturdays and public holidays, and at the place of the meeting for a period of fifteen minutes prior to the Annual General Meeting and during the meeting:

   (i) The Register of Directors' Interests and those of their families in the share capital of the Company.

   (ii) Copies of all contracts of service of Directors of the Company or any of its subsidiaries.

3. Only those Members entered on the company's Register of Members not later than 12.30pm on 15 January 2003 or, if the meeting is adjourned, shareholders entered on the company's Register of Members not later than 48 hours before the time fixed for the adjourned meeting shall be entitled to attend and vote at the meeting.


Aberdeen
ASSET MANAGEMENT

Exhibit II.(3)

# Aberdeen Asset Management PLC

Annual Report & Accounts 2003


Aberdeen
ASSET MANAGEMENT

# Contents



www.aberdeen-asset.com

# Financial Overview


SEC MAIL PROCESSING
AUG 1 5 2005
WASH, D.C. 160 SECTION

| Financial highlights | 2003 | 2002 |
|---|---|---|
| Turnover | £142.3m | £192.1m |
| Pre-tax profit (loss) | | |
| (before goodwill amortisation, impairment provisions & exceptional items) | £5.0m | £41.7m |
| (after goodwill amortisation, impairment provisions & exceptional items) | (£6.4m) | £18.3m |
| Earnings (loss) per share | | |
| (before goodwill amortisation, impairment provisions & exceptional items) | 3.1p | 16.5p |
| (after goodwill amortisation, impairment provisions & exceptional items) | (8.8p) | 3.3p |
| Dividend per share | 4.0p | 6.0p |
| Assets under management | | |
| At the year-end | £20.6bn | £23.7bn |


Earnings per share
7.8p
16.5p
21.1p
16.5p
3.1p
99
00
01
02
03
Dividends per share
5.5p
9.5p
10.5p
6.0p
4.0p
99
00
01
02
03
Assets under management
(£bn)
13.1
21.9
34.7
23.7
20.6
99
00
01
02
03

**Financial calendar**

| | |
|---|---|
| 23 January 2004 | **Annual General Meeting** |
| 25 February 2004 | **Payment of final dividend** |
| May 2004 | **Announcement of interim results** |
| June 2004 | **Payment of interim dividend** |

# Chairman's Statement

The year to 30 September 2003 was another challenging period, both for the Group and for the investment management sector generally. The first half of the year saw global stock markets continuing to decline before beginning something of a rally, albeit from a low base, during the second six months.

Against this background, the Board has concentrated on implementing its strategy, as set out in the 2002 Annual Report, of focusing on the Group's core competencies in the management of equity and fixed interest securities whilst also seeking to reduce operating costs and disposing of non-core activities.

The financial results for the year reflect the considerable restructuring which has been undertaken. Profit before taxation, goodwill amortisation and exceptionals was £5.0 million compared to £41.7 million in 2002, representing earnings per share of 3.1p against 16.5p last year. After accounting for exceptional costs of £29.2 million, an exceptional gain of £53.5 million and goodwill charges of £35.7 million, we report a pre-tax loss of £6.4 million, compared to a profit of £18.3 million in 2002.

During the year we reduced our involvement in the UK retail unit trust market following the sale of certain management contracts to New Star Asset Management Group Limited. The attention of our investment management division is now more balanced across onshore and offshore open-end funds, closed-end funds, and institutional mandates. The acquisition of Edinburgh Fund Managers Group plc, which was announced in September and completed in late October, will provide further scale to the latter two of these activities and enable further cost efficiencies to be achieved in dealing with the enlarged range of funds.

There remains much for us to achieve. We recognise the need to maintain our service standards to clients and to remain responsive and attentive to changes in the external environment, whilst also seeking to control operating costs. We are seeing some encouraging flows of new business and we anticipate sustainable growth after the retrenchment of the last eighteen months.

**Dividend**

The Board is recommending a final dividend of 2p per share making a total for the year of 4p per share, compared with 6p in 2002. This reflects the reduced level of core profits earned in 2003 but recognises that those core profits have only benefited from a part year effect of cost cuts implemented during the course of the year.

**Asset disposals**

We significantly strengthened the Group's balance sheet following the disposal of the management rights of six UK retail funds to New Star Asset Management in February 2003, realising cash proceeds, after expenses, of £82.1 million which were used to reduce net debt. This disposal allowed Aberdeen to make a tactical withdrawal from parts of the UK retail market and focus instead on opportunities in the professional fund buyer and institutional markets.

We announced in 2002 our intention to dispose of our property management division, Aberdeen Property Investors. There was significant interest in this business from a wide range of interested parties, but the terms on offer did not reach an acceptable level. Having already completed the sale of retail funds to New Star Asset Management and recognising the weakness in the market for corporate transactions at the time, we concluded that it would be in the best interests of shareholders for this division to be retained. We therefore withdrew from negotiations in August 2003.

We also made some minor disposals, including the sale of Asset Value Investors Limited to its management after the end of the financial year.

**Type of asset under management**



Equities 45%
Fixed interest & cash 28%
Property 27%

## Acquisition

In September 2003, we announced agreed terms for the acquisition of Edinburgh Fund Managers Group plc ("EFM") for an all share consideration of £36 million, and the simultaneous disposal of EFM's retail business to New Star Asset Management for a consideration of £33 million, mainly cash. This transaction was completed in late October and the integration process is underway. We are delighted to welcome all clients, staff and shareholders of EFM to the Aberdeen Group.

EFM's business, excluding the retail funds sold to New Star, comprises eight investment trusts with total assets under management of £1.4 billion and £0.9 billion of other mandates. The addition of these contracts reinforces our ongoing commitment to the management of global closed-end funds at a time when other fund managers and bancassurance groups have given less significance to this type of business. We recognise the specialist service and dedicated resource required in the management of this type of asset and we are confident that our client support team, supplemented by EFM's own highly regarded administration function, are well placed to support further growth of this business. A new Code of Conduct was published by the Association of Investment Trust Companies in July and we are now working closely with our clients to help them deepen and improve investor communications and the achievement of best practice at all levels.

## Balance sheet

Following these transactions, pro forma total assets under management were £22.5 billion. At 30 September 2003, bank borrowings had reduced to £52 million from £123 million at 30 September 2002. Bank debt has now been consolidated with Bank of Scotland with whom we have a long standing relationship.

## Cost reduction programme

We have made more than £40 million of annualised cost reductions over the last year and we continue to focus on margin improvement. Some of this cost reduction benefit will not be recognised until the next reporting period. This has been an arduous and difficult process for management and staff, needing considerable thought as to which areas truly align with the group's future strategy. Inevitably, with over 60 per cent of costs in staff in a fund management group, this programme led to regrettable but necessary redundancies.

## Investment process

Our investment process is focused on the active management of equities and fixed interest securities and is designed to offer clear added value to portfolios. In equities, we have, on a group-wide basis adopted the long established and successful process developed by the Group's Asia Pacific team. This process emphasises fundamental research through direct company visits and provides a platform for clear decision making, backed by a full audit trail. The major benefit lies in a coherent, articulate approach to stock selection, rewarding the Group with stronger performance, better ratings and consequently greater institutional asset gathering and client retention capability. There are encouraging signs that this focused investment process is delivering stronger performance.

## Split capital investment trusts

The Financial Services Authority ("FSA") is continuing its review of the split capital investment trust sector and Aberdeen is amongst the numerous companies that have been interviewed by the FSA and requested to provide further information. The Group has at all times co-operated with the FSA in its review and will continue to do so and we believe that we have at all times acted with complete integrity and in accordance with all relevant regulations and laws.

**Geographical profile of equities**


UK 51%
Asia Pacific 21%
Europe 13%
North America 9%
Japan 4%
Emerging markets 2%

Aberdeen 0220

**Business development**

We have continued to develop our business, successfully securing new clients for our Far East equity products where we increased assets under management by over £500 million during the year, and a new £120 million institutional mandate commenced just after the year end. Such moves are distinguished through the Group's decision to focus on institutional and discretionary channels internationally, with asset expertise where we have discernible competitive strength. We have also returned to growing underlying net fund flows on a monthly basis generally from our open-ended business (excepting known or planned outflows such as from planned closures of uneconomic funds), from the UK, Europe and Singapore ranges.

We have achieved strong overall relative performance from the closed-end funds we manage in the United States as well as in the UK.

Our "best practice" programme, for our investment trust clients, sets out optimal standards of reporting in an ever-changing regulatory, consumer and legal environment. Elsewhere, we are conscious of increasing European regulatory demands expected from Basel II and the planned Capital Adequacy Directive, and like other fund managers, we hope that additional European prudential-based regulation will not unwittingly render the United Kingdom a less attractive place to do business. As an industry we need to make our voice better understood in this regard.

**Corporate governance**

This year has seen considerable change to corporate governance codes, with the publication of the Higgs and Smith reports coupled with amendments to the Combined Code.

**Funds profile**

| | |
|---|---|
| Institutional funds | 37% |
| Life funds | 23% |
| Investment trusts & closed-end funds | 19% |
| Unit trusts | 11% |
| Offshore funds | 6% |
| Private equity | 2% |
| Private portfolios | 2% |

Such reviews emphasise the importance of disclosure and transparency as well as recommend a clear separation of executive and non-executive functions. We have a clear governance map, as well as extensive risk controls and strategies, in order to mitigate operational risk.

Despite our concerns that the level of UK regulatory activity and number of consultation papers seem to be increasing on all levels, the Board welcomes any initiatives that help and support us in our duties to our clients and shareholders.

I was very pleased to welcome Mike Haylon to the Board, following the resignation of Simon Tan. Mike brings further experience of the US market which will complement the mix of experience and skills on the Board. David Woods has decided to resign as a Director following the Annual General Meeting due to pressure of other business commitments, having served as non-executive Deputy Chairman since 1997. I would like to thank David for his valuable contribution over the last six years.

**Outlook**

Our focus continues to be on improving returns for shareholders. Our cost reduction programme is leading to margin improvement and the business is now positioned to grow in a low absolute return environment.

Our industry operates in an ever changing regulatory environment and we continue to strive for best practice throughout the Group and actively work to ensure the best for all our stakeholders.

We have substantially improved our financial position following the disposals in the last year. After a difficult year for markets, we look forward with a greater degree of confidence to 2004 and the challenges it will bring.

2003 was not an easy year for our staff. The unstinting support of all has enabled us to emerge a stronger company. It has been a true team effort and I thank them all for their commitment and hard work.

**C L A Irby,** Chairman
17 December 2003

# Chief Executive's Review

The markets finally changed direction in mid-March, following the longest bear market in over a generation. Although this was welcome, we are aware that we are now operating in a sustained low growth environment and that the structure of our business has changed as a result. Corporate restructuring, strengthening our balance sheet and reducing debt through disposals have been business priorities which we have addressed. Otherwise, much of our attention this year has been on maximising opportunities and business servicing in segments where we can sustain a successful competitive position, and show clear added value to our clients over the long term.

**Operational highlights**

The Group has undergone considerable change over the last year and has strengthened its balance sheet as a result. The sale of the management rights of six UK retail funds to New Star Asset Management Group Limited helped to improve the Group's financial position and, although the cost base associated with the operation of these funds continued well into the second quarter, the considerable costs of servicing the UK retail market have now been reduced. On an annualised basis, we have reduced the cost base of our investment management division by some 40%, with headcount substantially reduced and a number of overseas offices closed.

In terms of equity investment process, our message has been well received by consultants and institutional investors alike and we have seen a welcome return to positive new business flows, particularly following the rally in markets since mid-March.

Shortly after the year end, we completed the acquisition of Edinburgh Fund Managers Group plc, a transaction that enhances the Group's competencies in a number of areas. We are fortunate to have a good client service function for our investment trust business and the skill set brought to the Group by Edinburgh is a highly complementary fit.

**United Kingdom and Europe**

*Open-end funds*

There has been a shift in our open-ended sales and marketing strategy, away from the high volume, low unit size retail market to the lower volume, institutional end of the market where individual transactions are typically of a much greater order of magnitude. We have been paying increased attention to this area of the market for some time now, but our efforts in this regard had, to an extent, been constrained by the need to service and maintain a relatively large retail client base. The New Star transaction significantly eased this constraint and enabled us to accelerate development plans.

The distinctive non-benchmark driven characteristics of our investment process, in its unconstrained form, are increasingly in demand in an institutional market that is attempting to shed its herd instinct and closet benchmark tendencies. We firmly believe that our fund managers should be "benchmark aware" rather than "benchmark driven".

The consolidation of distributors in the UK is accelerating and is likely to increase further post de-polarisation. Sandler and other Government initiatives are also favouring larger corporate entities, leading to a more centralised investment product selection process and one that is more institutional in nature. Branding is less of an influence on professional investors in this arena, who typically comprise private banks, fund-of-funds and discretionary managers.

We are positioned as a provider of a range of specialist products: either in specialist asset classes (such as Asia Pacific equity, emerging market debt and high yield bonds) or differentiated products in mainstream asset classes. This is a clear and natural fit with the investment process that has been bedded down further during the course of the last year.

We have reduced the number of open-ended funds domiciled in the UK and Europe from a total of 68 to 47 over the course of the year using the clear criteria dictated by our revised strategy to determine suitability and viability going forward. This rationalisation has delivered substantive cost savings and clarified our market positioning.

Early results have been encouraging. Excluding events such as fund closures and client withdrawals following, directly or indirectly, from our fund and process rationalisation, underlying open-ended fund flows moved into positive territory in March (the first full month following the sale of management rights to New Star) and have increased fairly consistently and substantially since. In fact, excluding the net outflows sustained during the early months of the year from those retail funds subsequently sold to New Star, open-ended fund flows for funds domiciled in the UK and Europe were positive for the year as a whole.

*Institutional*

Encouraging progress has also been made in the institutional market with a number of mandate wins forthcoming, and evidence that certain of the institutional consultants are now regarding the Group positively. Recent wins include separate mandates of US$200 million and US$110 million for investment in Asia Pacific equities, and a US$200 million for global emerging market equities. Smaller mandate wins in bonds and in global equities all speak of positive developments.

*Closed-end funds*

The calendar year started with a result which may be surprising to some: in February the Group was named Standard & Poor's Investment Trust Manager of the Year 2003 for our overall performance which was a welcome fillip to the Group given the dark days of the split capital saga in 2002. The Investment Companies' sector overall for the year has benefited from the rally in markets since mid-March: one year performance for the sector is up 27.9% compared to an increase of 15.3% in the FTSE All-Share Index.

The Investment Companies' sector in the UK has been undergoing a tremendous period of change, given poor markets, weak sentiment and consolidation overall. There has been little appetite amongst portfolio managers and institutions for new paper during a year which also coincided with the wind-up dates of several investment companies managed by the Group. The Smaller Companies Investment Trust PLC, managed since 1992, wound up in August when the underlying gearing had to be repaid. The performance had been excellent and the last year had favoured the smaller companies sector.

The year also saw the rollover of Aberdeen Latin American Investment Trust PLC which, following a decision by its shareholders to change the investment objectives, moved to a new manager. After the year end, The Technology and Income Trust Limited announced its plans for winding up, and the UK split capital investment trust St. David's Investment Trust PLC extended the life of its zero dividend preference shares ("Zeros") for a further year.

Many of the remaining split capital investment trusts managed by the Group, whose Boards have favoured structural gearing during the downturn, have benefited from the rally in most share classes. As equity markets have continued their recent recovery, and following the much-improved performance from corporate bonds, the recovery in the split capital sector began to gather pace. The positive movements in assets of split capital companies have been reflected in the performance of all sub-sectors as the gearing (both structural and financial) now works to their benefit rather than their detriment, as had previously been the case. Over the six months to 30 September 2003 the FTSE 100 Index rose by 14.7%.

Zeros, capital shares, income shares and ordinary income shares have posted stronger returns over the period and many of the trusts managed by the Group have participated in this. However, it must be remembered that these improvements have come from very depressed levels and significant returns from their underlying portfolios will still be required to return many to their earlier positions. Many companies that have wholly repaid their bank debt are unlikely to regain their earlier levels. In the present low interest rate, low inflationary environment such returns are not forecast but buyers appear to have been attracted by the improved prospects for positive returns after such dramatic falls. A continuation in this recovery will rely on a number of factors, not least continued asset growth, narrowing of discounts and the possibility of corporate activity.

Asset Value Investors Limited ("AVI"), managers of the assets of the British Empire & Securities Trust PLC, operated as a non-core subsidiary and, after long discussions about our ability to add scale to this business, we announced in July that we had reached agreement with its management for it to leave the Group and operate independently. We wish the team well in their development especially as the Group is participating in an earnout formula over the next three years. British Empire is one of the sector's success stories and we have benefited from working with the team at AVI.

The purchase of Edinburgh Fund Managers Group plc further consolidates the Group's commitment and strength in servicing the UK closed-end fund sector. The Edinburgh deal has introduced fresh and new talent to the Group as well as additional resource that complements our own. We are determined to continue the service levels required by these clients as this is the key to retaining contracts.

*Private equity*

Aberdeen Murray Johnstone Private Equity ("AMJPE") is one of the UK's leading private equity fund managers, with £454 million under management. The division, with a network of seven UK offices, concentrates on funding buyouts and development capital transactions in the UK mid market, targeting unquoted businesses with prospects for growth, investing between £2 million and £15 million in equity per transaction.

£41 million was invested in the year to 30 September 2003. Total proceeds from realisations during the year were £69 million, compared with the original cost of investment of £43 million. Although private equity divestments have proved to be difficult for the sector as a whole, AMJPE has achieved a number of successful exits during the period.

At the end of the financial year the final closing took place for the Aberdeen Murray Johnstone Private Equity Limited Partnership Fund, at a figure of £72 million, to be invested over the next two to three years.

*Private portfolios*

The first six months of the year proved to be difficult for the division as a whole with a net loss of funds under management during that period. This was reflected in the low levels of investor confidence which were prevalent in the run-up to the Iraqi war. With markets now at levels significantly above their lows, client confidence has improved with the summer months seeing the funds under management stabilise. In the latter part of the year, there was evidence of existing clients injecting further funds to manage as well as the emergence of new clients. The division looks forward to a period of rising markets and rising net new money flows.

Significant development in the division has taken place during the year with a new administration and investment management system coming onstream in November 2003. To coincide with that development, the opportunity was taken to consolidate the onshore private portfolio management operating unit under the umbrella of Aberdeen Private Investors Limited. This will provide a focused fully integrated service concentrating on providing portfolio management for high net worth individuals, trusts, charities, public bodies and pension funds.

The main thrust of the private client operation in Jersey was client retention and the Jersey office has managed to maintain the client base for the year under review. The installation of a new fund management system is complete, providing a first class infrastructure upon which to market the bespoke Private Client Service.

**Asia Pacific**

The Group's Asian operations as a whole have enjoyed a year of strong growth, notwithstanding a sluggish start and the major setback caused by the outbreak of SARS. The region has comfortably become the best place to invest globally for the first time since 1995-96. Renewed interest has translated into around US$1 billion of new assets won by the Singapore office, principally in Asian ex Japan equities. Almost half of this has been through the award of new segregated mandates, with the bulk from institutions, such as pension funds or discretionary funds of funds.

This inflow has been gratifying for several reasons: it is directly attributable to excellent long-term investment performance, which has been a genuine team effort; the coordination of sales efforts internationally (with new money from the UK, Europe, Latin America and the Middle East); and greater interaction with independent consultants. Better still, it promises stable revenue streams and provides a model for developing our business elsewhere. It has also been achieved through tight cost management.

In Sydney, we have continued to build our track record in both domestic equities and bonds. We have also begun to make inroads among influential fund platforms, multi-managers and ratings agencies, which are the key to the marketing of our investment capabilities. Our expectation is that next year, having laid the groundwork, we will see tangible results in what is a sizeable and sophisticated retirement savings-driven market.

Finally, conditions remained difficult for our marketing and servicing operation in Hong Kong but lately we have seen a pick-up in sales via third party vendors such as life insurers that re-package our pooled funds, as against the traditional consumer banks. Again, this marks a shift into a prospectively more stable sales channel and, as in Australia, success will depend in a large part on sustainable fund performance and closer interaction between offices, for example via fund manager visits, to underpin our brand.

**North America**

The year under review has been very heartening for our American operations. Our US closed-end funds have continued their recent strong performance. Our flagship closed-end fund, the US$2.2 billion Aberdeen Asia Pacific Income Fund, Inc. recorded a total return for investors of 36.0% for the year ended 30 September 2003 and was ranked first out of 340 closed-end bond funds by Lipper Inc for the year ended 31 December 2002. Aberdeen Australia Equity Fund, Inc. and Aberdeen Global Income Fund, Inc. have also performed admirably recording returns of 42.6% and 26.4% respectively for the year under review. All of these funds have benefited from a strong Australian Dollar which has been the best performing world currency in 2003. In Canada our three closed-end funds all recorded positive returns even though the currency effect has not been so beneficial. Given our track record with our closed-end funds we believe that we are well positioned to introduce new products in the US and Canada in the future.

Considerable progress has been made during the year in our marketing efforts into Chile where we now manage assets on behalf of the six largest pension fund managers. After a steady flow of subscriptions, funds under management in Chile have grown from US$40 million to US$147 million and our market share has increased significantly. Meanwhile, the Mexican pension fund system is soon to be opened to include offshore mutual funds and we will be looking to develop new business there. This is an exciting development as the Mexican system is substantially bigger than its Chilean counterpart.

On the institutional marketing front we have received additional inflows from existing global bond mandates while our Asia Pacific equity and emerging market debt performance has attracted interest from institutional investors and the prospects for winning new mandates in these areas are encouraging.

**Property**

*United Kingdom*

This year saw property reinforce its position as the top performing mainstream UK asset class – over one, three, five and ten years. As a result, clients were generally happy to see their property exposure rise.

Growth of the UK property division was constrained by the corporate uncertainty of the proposed sale but client retention was excellent due to strong relationships.

Clients generally experienced good investment performance, particularly the investors in the Regent Retail Parks Partnership, one of our multi client vehicles, which allowed the partners to capitalise on access to the strongest performing property sector.

*Nordic*

In 2003, API Nordic acquired a majority shareholding in Finnish property company Antilooppi, and signed a five-year mandate with the Finnish pension fund, Ilmarinen, to manage their €2.4 billion property portfolio.

In Norway, API Nordic completed a renewed management agreement with NSB (Norwegian Railways Authority) to manage their entire property portfolio and has also agreed the main terms to buy out NSB's 35% stake in the joint venture management company.

In Sweden, API Nordic has taken on the management of a Norwegian pension fund's directly held properties in Stockholm.

*Continental Europe*

In 2003 API Continental Europe successfully set up the first limited partnership for high net worth private property investors and was able to fully place the required equity within eight working days.

API Continental Europe raised €42.5 million of new equity for its logistics and distribution warehouse fund, C€logix Property Fund, and the portfolio of C€logix Property Fund can now grow to €372 million.

**Outlook**

The focus for the Group in 2004 will be in managing operating costs and in growing the business and operating margins through good investment performance and sound financial management. This in turn entails supporting our clients and delivering good service in all areas.

We are conscious of the need to demonstrate best practice in all areas of our business.

**Martin Gilbert**
Chief Executive
17 December 2003

# A worldwide network of offices

North America
Fort Lauderdale
New York

## North America

**Aberdeen Fund Managers**

Our New York office markets specialist mandates to institutional investors as well as closed-end funds to US and Canadian investors.

The Fort Lauderdale office fulfils a client servicing and marketing function for the Latin American region.

## United Kingdom

**Aberdeen Asset Managers**
**Aberdeen Unit Trust Managers**
**Edinburgh Fund Managers**

Our London office manages UK, US and European equities, global bonds and a number of specialist areas, including indexed portfolios, technology and emerging markets ex Asia. Global equities and SRI accounts are managed from our Glasgow office. Global strategy, UK equity income and structured products are managed by our teams in Edinburgh.

Investments in private equities are sourced and managed through our offices in Aberdeen, Birmingham, Glasgow, Inverness, Leeds, London, Manchester, Newcastle and Reading. Investments for UK private clients are managed from Aberdeen, Glasgow and Inverness. Investment administration for a range of clients is carried out in Dundee.

**Aberdeen Property Investors**

The Group manages £5.7 billion of property assets of which £4.0 billion is managed from offices in London and Glasgow.


United Kingdom
Aberdeen
Birmingham
Dundee
Edinburgh
Glasgow
Inverness
Leeds
London
Manchester
Newcastle
Reading
Europe
Amsterdam
Offshore
Jersey
Asia Pacific
Bangkok
Hong Kong
Singapore
Sydney

## Offshore

**Aberdeen Asset Managers Jersey**
**Aberdeen Private Wealth Management**

Our Jersey companies manage four offshore closed-end funds, and six North American closed-end funds valued at £2.2 billion.

Aberdeen Private Wealth Management is one of Jersey's largest independent asset managers specialising in offshore private clients.

## Europe

**Aberdeen Property Investors Continental Europe**

Continental European property assets of £0.4 billion are managed from Amsterdam.

**Aberdeen Property Investors Nordic Region**

Nordic region property assets of £1.3 billion are managed from Copenhagen, Helsinki, Oslo and Stockholm.

## Asia Pacific

**Aberdeen Asset Management Asia**

Our Asian operations, centred in Singapore, manage and advise on £4.6 billion of Asia Pacific equities and fixed interest securities. Our Singapore office also markets the Aberdeen Select range of 13 unit trusts to Singaporean retail investors. The Hong Kong office markets the Group's offshore funds to the north Asia region.

The Sydney office advises on four North American closed-end funds investing principally in Asia Pacific fixed interest securities and Australian equities. The office also manages domestic funds for local and New Zealand institutional investors.

A joint venture, Aberdeen Asset Management Company Limited, in Thailand is responsible for a range of funds, including the management of direct property, equity and fixed interest assets.

# Board of Directors

**Charles Irby** FCA [1,2,3,4]
Chairman
Mr Irby (58) was appointed to the Board in August 1999, and became Chairman on 14 January 2000. A chartered accountant, he is a non-executive director of QBE Insurance Group Limited, North Atlantic Smaller Companies Investment Trust plc and of EC Harris LLP. He is a member of Council of King Edward VII Hospital, Sister Agnes and was formerly a managing director of ING Barings. Mr Irby is Chairman of the Group's Nominations Committee.

**David Woods** MA MSC FIA [1,2,3,4]
Deputy Chairman
Mr Woods (55) was appointed to the Board in September 1997. He was managing director of The Scottish Provident Institution for 14 years until 2002 and is currently chairman of Royal Liver Assurance Limited and also a non-executive director of Capital Opportunities Trust PLC, The Moller Centre for Continuing Education Limited and Kiln plc. Mr Woods is the Deputy Chairman and Senior Independent Director.

**Martin Gilbert** MA LLB LLD CA [2]
Chief Executive
A Founding Director and shareholder of the Company, Mr Gilbert (48) is Chief Executive of Aberdeen Asset Management PLC. He sits on several investment trust boards as well as being chairman of FirstGroup PLC and a director of Lombard International Assurance SA.

**Bill Rattray** MA CA
Finance Director
Mr Rattray (45) joined the Group in 1985 as Company Secretary and subsequently became Group Financial Controller. He was appointed Finance Director of Aberdeen Asset Management PLC in January 1991.

**Michael Haylon**
Non-Executive Director
Mr Haylon (45) joined the Board in May 2003. He is executive vice president and chief financial officer of the Phoenix Companies, Inc.

**The Rt. Hon. Sir Malcolm Rifkind** KCMG QC [2,3,4]
Non-Executive Director
Sir Malcolm (57) joined the Board in August 2000. He is chairman of Alliance Medical Holdings Limited and a non-executive director of British Assets Trust plc, F&C Emerging Markets Investment Trust plc and Ramco Energy plc, a consultant to BHP, and a member of the advisory board of PricewaterhouseCoopers. Sir Malcolm is Chairman of the Group's Remuneration Committee.

**John Solan** CPA [1]
Non-Executive Director
Mr Solan (64) joined the Board in August 1999 as an Alternate Director and subsequently became a Director in August 2001. He was formerly senior vice president of The Phoenix Companies, Inc.

**Donald Waters** OBE CA [1,4]
Non-Executive Director
Mr Waters (66) was appointed to the Board on 1 February 2000. He is a director of SMG plc and James Johnston and Co of Elgin Limited. Mr Waters is Chairman of the Group's Audit Committee.

**Giles Weaver** FCA
Non-Executive Director
Mr Weaver (57) was appointed to the Board in December 2000. He is a director of Helical Bar PLC, Isotron PLC, James Finlay Limited and several investment trusts.

**John Wybrew** FIA ASA FBIM [1]
Non-Executive Director
Mr Wybrew (60) was appointed to the Board in October 2001. He is chairman and managing director of Windsor Life Assurance Company Limited and director of a number of associated financial services companies.

**Norman Reid** LLB CA
(Alternate Director to Mr Wybrew)
Mr Reid (55) was nominated as an Alternate Director to John Wybrew in October 2001. He is group finance director and company secretary of Life Assurance Holding Corporation Limited and director of a number of associated financial services companies.

[1] Member of the Audit Committee
[2] Member of the Nominations Committee
[3] Member of the Remuneration Committee
[4] Independent Director

Aberdeen 0230

# Principal Offices

**United Kingdom and Channel Islands**

**Aberdeen Asset Management PLC**
10 Queen's Terrace, Aberdeen AB10 1YG
Tel: +44 (0) 1224 631999 Fax: +44 (0) 1224 647010

**Aberdeen Asset Managers Limited**
123 St Vincent Street, Glasgow, G2 5EA
Tel: +44 (0) 141 306 7400 Fax: +44 (0) 141 306 7401

**Aberdeen Asset Managers Limited**
One Bow Churchyard, Cheapside, London EC4M 9HH
Tel: +44 (0) 20 7463 6000 Fax: +44 (0) 20 7463 6001

**Aberdeen Private Wealth Management Limited**
No.1 Seaton Place, St. Helier, Jersey JE4 8YJ
Tel: +44 (0) 1534 758847 Fax: +44 (0) 1534 767084

**Aberdeen Murray Johnstone Private Equity Limited**
55 Spring Gardens, Manchester M2 2BY
Tel: +44 (0) 161 233 3500 Fax: +44 (0) 161 233 3550

**Aberdeen Property Investors UK Limited**
Charles House, 5-11 Regent Street, London, SW1Y 4LR
Tel: +44 (0) 20 7747 1700 Fax: +44 (0) 20 7839 7460

**Edinburgh Fund Managers Group plc**
Donaldson House, 97 Haymarket Terrace
Edinburgh, EH12 5HD
Tel: +44 (0) 131 313 1000 Fax: +44 (0) 131 313 6300

**Asia Pacific**

**Aberdeen Asset Management Asia Limited**
21 Church Street, #01-01 Capital Square Two,
Singapore 049480
Tel: +65 395 2700 Fax: +65 535 7159

**Aberdeen Asset Management Limited**
Level 6, 201 Kent Street, Sydney, NSW 2000,
Australia
Tel +61 2 9950 2888 Fax +61 2 9950 2800

**Aberdeen International Fund Managers Limited**
Room 3102-03, 31/F Alexandra House,
16-20 Chater Road,Central, Hong Kong,
Tel: +852 2103 4700 Fax: +852 2827 8908

**Europe**

**Aberdeen Property Investors Continental Europe BV**
De Lairessestraat 180, 1075 HM Amsterdam, The Netherlands
Tel: +31 20 577 7666 Fax: +31 20 671 7476

**Aberdeen Property Investors Nordic AB**
Luntmakargatan 34, Box 3039, 103 63 Stockholm, Sweden
Tel: +46 8412 8000 Fax: +46 8412 8004

**United States of America**

**Aberdeen Fund Managers, Inc**
300 S.E. 2nd Street, Suite #820,
Fort Lauderdale, Florida 33301, USA
Tel: +(1) 954 767 9900 Fax: +(1) 954 767 6006

45 Broadway, 31st Floor, New York, NY 10006, USA
Tel: +(1) 212 968 8800 Fax: +(1) 212 968 8888

Details of other office locations can be found on the Group's website at **www.aberdeen-asset.com**

# Corporate Information

**Registrars**
Lloyds TSB Registrars Scotland
PO Box 28448
Finance House, Orchard Brae
Edinburgh EH4 1WQ

**Company Secretary**
Scott E Massie

**Registered Office**
10 Queen's Terrace
Aberdeen AB10 1YG

**Auditors**
KPMG Audit Plc
Chartered Accountants
37 Albyn Place
Aberdeen AB10 1JB

**Bankers**
Bank of Scotland
Corporate Banking
38 Albyn Place
Aberdeen AB10 1ZG

**Registered Number**
82015

**Stockbrokers**
Cazenove & Co
20 Moorgate
London EC2R 6DA

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

**Aberdeen Asset Management PLC**

Directors' Report & Accounts

Year ended 30 September 2003

# Financial Review

Global stock markets continued to fall during the first half of the financial year, reaching their low point during March before beginning to recover in the second half of the year. In light of these difficult trading conditions the Group's main focus has been on reducing gearing levels and delivering further cost cutting to bring operating expenses in line with lower levels of income.

**Assets under management**

Assets managed by the Group fell to £20.6 billion, a fall of 13.1% on the previous year end. The major elements of this reduction were due to the sale of certain UK retail contracts to New Star Asset Management Group Limited and mandates lost or reduced as a result of events in the split capital closed-end funds sector. The movements in assets under management over the year can be summarised as follows:

| | £bn | % change |
|---|---|---|
| Assets under management at 30 September 2002 | 23.7 | |
| Disposal of retail funds to New Star | (1.7) | (7.2%) |
| Outflows – related to split capital fund issues | (2.1) | (8.9%) |
| Net new business | (0.2) | (0.8%) |
| Effect of market movements and performance | 0.9 | 3.8% |
| Assets under management at 30 September 2003 | 20.6 | |

The net new business figures have shown considerable improvement in the second half of the financial year and this trend has continued into the first two months of the new year, with new mandates totalling £0.9 billion having been won since the year end.

**Turnover**

Total turnover for the year was £142.3 million compared to £192.1 million in 2002. As detailed in note 1 to the accounts, the main decline has arisen in the investment management division, with a small increase within the property division. Turnover from investment management activities reduced from £141.5 million in 2002 to £90.1 million in 2003. Approximately £20.5 million of this fall was a direct result of the sale of contracts to New Star Asset Management in February 2003. The decline in world stock markets during the first half of the year and the consequent effect on the level of management fees earned on assets under management impacted revenue significantly, as did the reduction in the level of assets managed for split capital closed-end funds. These companies' values were reduced by the continued repayment of borrowings as well as the effects of markets. Revenue from the property division showed an increase of £1.6 million during the year from £50.6 million in 2002 to £52.2 million in 2003. The activities which fall within the fixed margin management contracts in Scandinavia have again been separately identified, as the operating margin earned on these contracts is significantly lower than the remainder of the property business.

**Operating expenses excluding exceptional costs**

Operating expenses, excluding exceptional costs, for the year to 30 September 2003 were £123.2 million compared to £134.8 million in 2002. The initial effects of ongoing cost reduction and rationalisation measures can be seen within investment management activities where operating expenses fell by £14.4 million (15.3%) to £79.9 million. The full impact of these measures will be reflected in the year to 30 September 2004, with annualised costs, before the addition of Edinburgh Fund Managers, now reduced to around £62 million. Operating expenses within the property division increased by £2.9 million (7.2%) during 2003 to £43.4 million which was primarily due to costs on new fixed margin contracts added during the year.

**Exceptional items**

The cost reduction and rationalisation programme referred to above has resulted in a considerable reduction in staff numbers and one-off costs associated with redundancies, office closures and other related actions amounted to £8.7 million.

Costs of £11.7 million were incurred during the year in relation to regulatory matters and the curtailment of activities in the UK retail market. These costs included legal and professional fees in support of certain subsidiaries which are involved with the ongoing investigations into the split capital closed-end fund sector and, following the sale of retail management rights to New Star Asset Management, provision for the remaining costs of certain marketing contracts which became redundant when the decision was taken to curtail these activities.

Exceptional costs of £3.5 million were incurred during the year as a result of the decision to withdraw from negotiations for the sale of the Group's property division and the subsequent steps taken to rationalise this division. These costs included professional fees incurred early in the financial year in investigating the potential for flotation of this division.

On 21 February 2003, the Group completed the sale of the management rights of six retail funds to New Star Asset Management, achieving gross proceeds of £86.8 million from the £1.73 billion of assets that transferred to New Star Asset Management. The net profit on disposal was £53.5 million, after deducting the book value of the assets sold, the cost of removing the overheads associated with the management rights disposed of, professional fees and other costs of disposal.

During the year impairment provisions of £5.4 million were made against fixed asset and current asset investments exposed to the split capital sector. Although the possibility of some recovery in the longer term has not been dismissed, the Board believes that it is prudent to write these investments down to realisable value at this point in time.

**Amortisation and impairment of goodwill and intangible assets**

Goodwill amortisation costs in 2003 were £18.4 million compared to £19.6 million the previous year. Amortisation of intangible assets in the current year was £2.1 million compared with £1.6 million in the year to 30 September 2002 (only 9 months' charge arose in 2002 due to the timing of the related acquisition).

Provisions for the impairment of goodwill and intangible assets of £17.3 million have also been charged in 2003, following completion of an impairment review. These provisions include the write-down of £8.3 million of goodwill associated with Asset Value Investors Limited and a further £5.2 million in respect of management contracts lost during the year. An impairment provision of £3.8 million has been made in the current year in respect of the present value in force of the Isle of Man life business acquired in January 2002 to reflect the latest actuarial valuation of this business.

**Operating (loss) profit**

The Group made an operating loss for the year to 30 September 2003 of £46.0 million compared to an operating profit of £33.8 million in 2002. Operating profit before goodwill amortisation, impairment provisions and exceptional items was £19.0 million compared to £57.3 million in 2002. An analysis of operating profit before goodwill amortisation, impairment provisions and exceptional items between the investment management division and the property division shows that the operating profit for the investment management division has fallen from £47.2 million in 2002 to £10.2 million in 2003. The property division shows a fall from £10.1 million in 2002 to £8.8 million in 2003, and as stated above, ongoing action is being undertaken to further reduce its recurring cost base.

**Net interest payable and similar charges**

Net interest payable and similar charges for the year to 30 September 2003 were £14.0 million compared to £15.5 million in 2002. This reduction was principally as a result of further repayment of bank term loans, partial repayment of the convertible subordinated loan notes and reductions in interest rates experienced during the year, offset by a full year of interest on the convertible bonds issued in January 2002. Interest on bank term loans fell from £9.2 million in 2002 to £4.2 million in 2003 and interest on the £100 million convertible bonds amounted to £5.9 million in 2003 compared to £4.2 million in 2002. Amortisation of the issue costs of the convertible bonds increased in 2003 to £0.7 million from the part-year charge of £0.5 million in 2002.

**Taxation**

The tax charge for the year was £8.2 million. This includes provision of £13 million for UK corporation tax on the exceptional profit on sale of management contracts to New Star Asset Management. The effective tax rate for the year, excluding charges in respect of amortisation and impairment of goodwill and intangible assets, which are not allowable deductions for tax purposes, was 28.0% (2002 – 29.5%). This rate is lower than the standard UK corporation tax rate of 30% due to the effects of lower tax rates incurred by some overseas subsidiaries and the release of amounts overprovided in earlier years.

**Earnings per share**

Basic earnings per share, excluding the effects of goodwill amortisation, impairment provisions and exceptional items were 3.10p in 2003 compared with 16.51p for the year to 30 September 2002. The standard calculation, as required by FRS 14, shows a loss of 8.76p per share in 2003 compared to earnings per share of 3.29p in 2002.

**Net borrowings**

The Group's net borrowings at 30 September 2003 were £185.3 million representing a decrease in net borrowings of £49.1 million compared to 30 September 2002 level. This represents a gearing ratio of 103.8% of shareholders' funds (2002 – 113.2%). The Group used the proceeds from the sale of management rights to New Star Asset Management in February 2003 to reduce its bank term loans by £71.8 million and reduce convertible debt by £3.2 million. Following this, the bank term loans, which were originally provided by a syndicate of banks, were transferred to a single lender, Bank of Scotland. The maturity profile of the Group's borrowings continues to be weighted towards the longer term with 54% of the total being due in 2007. The Group continues to comply with all covenants applicable to bank and other borrowings. Gearing has been further reduced after the year-end following the Edinburgh Fund Managers transaction and subsequent sale of further retail funds to New Star Asset Management.

**Financial instruments**

The Group's financial instruments, other than derivatives, comprise fixed asset and current asset investments, cash, convertible subordinated loan notes, bank term loans, convertible bonds, floating rate guaranteed unsubordinated loan stock, deferred consideration and various items, such as trade debtors, trade creditors, etc that arise from its operations. Details of the Group's financial assets and financial liabilities are given in note 23 to the accounts. The Group has taken advantage of the exemption under FRS13: *Derivatives and other Financial Instruments* and excluded short term debtors and creditors from the disclosures, other than currency risk disclosures of financial instruments.

The Group has adopted a policy of minimising exposure to exchange risk arising from assets and liabilities denominated in foreign currencies. The major non-sterling liability is in respect of Convertible Loan Notes, which are denominated in US Dollars. To the extent that this liability is not matched at any time by US Dollar assets, the exposure is hedged by means of a currency swap arrangement. Interest is currently payable on the Convertible Loan Notes at a rate of 7.5% per annum.

Surplus cash balances are invested in money market deposits and other interest bearing accounts, taking advantage of group offset arrangements, in order to optimise interest income while also retaining flexibility in respect of the Group's expected cash requirements.

# Directors' Report

The Directors have pleasure in submitting their annual report and financial statements for the year ended 30 September 2003.

**Principal activity and business review**
The principal activity of the Group is the provision of investment management and property asset management services. Further details of the Group's performance during the year and up to the date of this report are given in the Chairman's Statement on page 2, the Chief Executive's Review on page 5 and the Financial Review on page 16.

**Financial**
The results for the year are shown in the profit and loss account on page 32.

An interim ordinary dividend of 2p net per share was paid on 16 July 2003. The Directors recommend a final ordinary dividend of 2p net per share, making a total of 4p net per share for the year to 30 September 2003. The total distribution of ordinary dividends for the year to 30 September 2003 is £7,074,000. Preference dividends of £589,000 were provided during the year.

**Directors**
Details of the present Directors of the Company are given on pages 12 and 13.

Mr C D Fishwick resigned on 14 October 2002; Mrs K L Garrett-Cox, Mr B Hendry, Mr A A Laing, Mr I A Reid, Mr G R Marshall and Mr H Young each resigned on 1 November 2002; Mrs S E Murray resigned on 29 November 2002; and Mr C M Gilchrist, Mr P McLoughlin and Mr R Scott Brown resigned on 17 January 2003.

Mr S Y Tan was appointed on 17 January 2003 and resigned on 27 May 2003. Mr D E Woods has intimated his intention to resign at the conclusion of the Annual General Meeting. Mr M E Haylon, who was appointed on 27 May 2003, will stand for election at the Annual General Meeting.

In accordance with the Company's Articles of Association, Sir Malcolm Rifkind, Mr M J Gilbert, Mr D H Waters and Mr C G H Weaver retire by rotation and, being eligible, offer themselves for re-election.

Directors' interests in the share and loan capital of the Company at the year end were as follows:

| | Ordinary shares of 10p | | Options | | 5.875% Convertible Bonds 2007 | | Performance shares of 50p | |
|---|---|---|---|---|---|---|---|---|
| | 2003 Number | 2002 Number | 2003 Number | 2002 Number | 2003 Number | 2002 Number | 2003 Number | 2002 Number |
| **BENEFICIAL** | | | | | | | | |
| M J Gilbert | 3,777,998 | 3,627,998 | 1,215,000 | 1,215,000 | – | 1,300 | – | 10,000 |
| W J Rattray | 753,772 | 703,772 | 490,000 | 490,000 | 100 | 100 | – | 10,000 |
| C L A Irby | 45,000 | 45,000 | – | – | 30 | 30 | – | – |
| C G H Weaver | 10,000 | 10,000 | – | – | 6 | 6 | – | – |
| Rt Hon Sir Malcolm Rifkind | 1,000 | 1,000 | – | – | – | – | – | – |
| D H Waters | 1,000 | 1,000 | – | – | – | – | – | – |

There have been no changes to the above holdings between 30 September 2003 and 10 December 2003.

**Substantial interests**
At 10 December 2003 the Company has been notified of the following interests, other than Directors', of 3% or more in the ordinary shares:

| | Number | % of class |
|---|---|---|
| The Phoenix Companies, Inc | 38,100,000 | 16.2 |
| Hermes Investment Management | 18,922,080 | 8.0 |
| Life Assurance Holding Corporation | 15,000,000 | 6.4 |
| Schroder Investment Management Limited | 12,301,201 | 5.2 |
| Legal and General Investment Management Limited | 7,129,144 | 3.0 |

**Fixed intangible assets**
The costs of acquiring the management contracts of additional unit trusts are treated as intangible assets and are stated at the lower of cost and Directors' valuation, and are subject to an annual impairment review. The Directors are of the opinion that this treatment fairly represents the long-term nature of these assets. No cost is attributed to management contracts resulting from the launch of new trusts by the Group. The Directors are of the opinion that the value of these contracts is in excess of cost.

**Corporate governance**
The Listing Rules of the UK Listing Authority require all listed companies to disclose how they have complied with the Combined Code issued by the Committee on Corporate Governance. The Group has complied with the provisions set out in Section 1 of the Combined Code throughout the year to 30 September 2003. The Board recognises the developments in the new Combined Code and the recommendations will be fully considered by the Board with the intention of achieving full compliance in due course. Whilst the new provisions are not yet mandatory we have included those disclosures for which the information is readily available.

**Board responsibilities**
The Board currently comprises eight Non-Executive Directors, including the Chairman, and two Executive Directors and the roles of the Chairman and Chief Executive are separate and clearly defined. The Board considers four of the Non-Executive Directors to be independent with Mr D E Woods as the Senior Independent Director.

Biographical details of Directors can be found on pages 12 and 13.

The Board meets eight times each year to review financial performance and strategy and has a formal schedule of matters reserved to it for decision. Board papers, comprising an Agenda and formal Board reports and briefing papers, are sent to the Directors in advance of each meeting. All Directors have access to the advice and services of the Company Secretary and external professional advice, if required, at the Company's expense. Any new Director appointed by the Board will be provided with appropriate training having regard to any previous experience as a Director of a public company. All Directors have submitted themselves for re-election at intervals of no more than three years. As permitted by the Company's Articles of Association, one Non-Executive Director has appointed an Alternate Director to attend and vote at meetings which he is unable to attend personally. The appointment of an Alternate Director is subject to approval by the Board and the appointment ceases on the resignation or retirement of the Director who appointed him. Directors appointed during the year are required to seek election at the first Annual General Meeting following their appointment. The Board met eight times during the financial year. Messrs Irby, Gilbert, Solan, Waters and Weaver attended all eight meetings. Messrs Rattray, Woods and Sir Malcolm Rifkind each attended seven meetings. Mr Wybrew attended six meetings and was represented by his alternate, Mr Reid, at two meetings. Mr Haylon attended both meetings held following his appointment.

**Board committees**
The Board has set up the following four Committees to assist in the execution of its duties. All of these Committees operate on written terms of reference and the Chairman of each Committee reports to the Board. Membership of the Committees is shown in the Directors' biographies on pages 12 and 13.

**Audit Committee**
The Audit Committee is scheduled to meet four times each year and can meet more frequently where business needs require. The role of the Audit Committee is to assist the Board in discharging its duties and responsibilities for financial reporting, corporate governance, internal control and the appointment and remuneration of independent auditors. The Committee's duties include keeping under review the scope and results of the audit work and its cost effectiveness and the independence and objectivity of the auditors. The Committee also monitors the volume and nature of non-audit services provided by the auditors to ensure that a balance is maintained between objectivity and value added. The Committee is chaired by an independent Non-Executive Director, Mr D H Waters, and is supported by four other Non-Executive Directors. The Audit Committee receives regular reports from the external and internal auditors of the Group and can and does request supplementary reports from management to meet the terms of reference of the Committee. The Committee met five times during the financial year. Messrs Irby, Solan and Waters attended all five meetings. Mr Woods attended both meetings following his appointment and Mr Wybrew attended two meetings and was represented by his alternate, Mr Reid, at one other.

**Nominations Committee**
The Board as a whole is responsible for the appointment of new Directors and for nominating them for election by shareholders at their first opportunity after the appointment. The Nominations Committee, comprising three Non-Executive Directors and one Executive Director, is chaired by Mr C L A Irby. The Committee is responsible for recommending new members to the Board for appointment. The Committee met six times during the financial year. Messrs Irby and Gilbert attended all six meetings and Mr Woods attended five meetings. Sir Malcolm Rifkind attended all five meetings held following his appointment.

**Remuneration Committee**
The Remuneration Committee comprises three independent Non-Executive Directors, and is chaired by Sir Malcolm Rifkind. The role of the Remuneration Committee is to monitor, review and recommend the Group's remuneration policy, as set out in the Remuneration Report on pages 23 to 28, and to recommend to the Board the remuneration packages of the executives and other senior employees of the Group. The Committee met seven times during the financial year. Mr Irby attended all seven meetings and Sir Malcolm Rifkind attended six meetings. Mr Woods attended one of the five meetings held following his appointment. Mr Gilchrist, who was formerly Chairman of this Committee, attended both meetings held prior to his resignation.

## Executive Committee

The Executive Committee meets on a regular basis and is chaired by the Chief Executive. This Committee is responsible for the operational management of the Group and receives reports from a number of subsidiary committees covering, *inter alia*, Operational Risk Management, compliance and investment management and performance.

## Relationships with shareholders

The Company places a great deal of importance on communication with its shareholders and aims to keep shareholders informed by making regular communication with institutional shareholders, analysts and the financial press throughout the year. Annual Reports and Interim Reports are widely distributed to other parties who may have an interest in the Group's performance and these documents are also made available on the Company's website. Private investors are encouraged to attend the Annual General Meeting at which an opportunity is provided to ask questions and the Chairmen of the Audit Committee and Remuneration Committee are available to answer any questions from shareholders. The Group will continue its policy of announcing the number of proxy votes cast on resolutions at the Annual General Meeting.

## Internal control

The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The internal controls are designed to cover all risks to achieving the Group's objectives including all business, operational, financial and compliance risks. The internal controls are designed to manage rather than eliminate risk of failure to meet business objectives and to provide reasonable, but not absolute, assurance against material misstatement or loss. The system of internal control is embedded within the day to day operations of the Group and a strong control culture is combined with clear management responsibility and accountabilities for individual controls. An automated risk management framework is operated by the Group that requires the executive and management of the Group to record and make regular self assessments of the risks and the effectiveness of internal controls for which they are responsible and report their findings to the Board. The risk management framework also provides a continuous improvement process for the Group's internal controls. A risk management committee has been established to monitor the effectiveness of the risk management framework and is scheduled to meet twelve times annually and can meet more regularly where business needs require. The risk management committee includes executive members of the Board and operates under terms of reference agreed by the Board. At the date of approval of these accounts the risk management framework covers all material parts of the Group, with the exception of the Edinburgh Fund Managers Group. The risk management framework will be extended to cover this area during 2004.

The Group has three separate functions which monitor the effectiveness of internal control independently. The Performance Monitoring Department reports on the performance of funds managed by the Group to generally accepted industry standards and also monitors the investment risk profile of funds. The Head of Performance Monitoring reports to the Chief Investment Officer and provides regular reports to the Board. The Compliance Department reviews the effectiveness of controls that ensure compliance with regulatory requirements in each jurisdiction in which the Group operates. The Head of Compliance reports to the Chief Executive and attends and reports at Board meetings. The Internal Audit Department reviews the effectiveness of all significant controls, either by reviewing the methods and findings of the other independent monitoring functions, or by directly auditing the controls operated by management. The Head of Internal Audit reports to the Audit Committee and has unrestricted access to the Chairman of the Audit Committee.

A summary of significant risks, key internal controls and findings arising from the risk management framework and the work of the monitoring functions is reported by the Executive annually in a formal annual risk control report to the Board.

The Group has complied with the Turnbull Committee's guidance for directors. Identifying, evaluating and managing the Group's significant risks is an ongoing process which is regularly reviewed by the Board and has been in place throughout the year ended 30 September 2003 and up to the date of the approval of these financial statements.

## Going concern

After making enquiries and taking into account, inter alia, the terms on which bank and other borrowings are made available to the Group, the likelihood of crystallisation of contingent liabilities disclosed in note 29 to the accounts and the level of regulatory capital required to be maintained by operating subsidiaries regulated by the Financial Services Authority and other regulatory bodies, the Board considers that it is appropriate to adopt the going concern basis in preparing these financial statements.

## Employees

The Group places considerable value on the involvement of its employees and has continued its practice of keeping them fully informed on matters affecting them as employees. This is achieved through formal and informal meetings and staff bulletins. The Group's policy is to offer equal opportunities to all persons applying for employment having due regard to their aptitudes and abilities in relation to the jobs available. It is the Group's policy to provide employment opportunities to people who are disabled. They are given the same opportunities as other employees to progress within the Group, due allowance being given to their disability, but subject to their having the necessary skills. For any member of staff who were to become disabled, the Group would continue their employment, continue them on disability benefit, or arrange for retraining, as may be appropriate.

**Corporate social responsibility**

The Group recognises the importance of its Corporate Social Responsibility ("CSR") incorporating transparency, fairness, accountability and integrity and believes that these principles are fundamental to the success of the business. The Group continues to develop and implement a policy on CSR in order to guide corporate conduct and the way in which we deal with society and the environment. The policy will apply to all our offices and employees, including those within the recently acquired Edinburgh Fund Managers group. The objective of the policy will be to document the economic, social and environmental impacts of the Group and to develop a programme to meet the key challenges which arise from them.

In formulating the policy the Group is being guided by sources such as the Combined Code on Corporate Governance (2003), the Company Law Review, the Pensions Act, ABI disclosure guidelines on socially responsible investment and by FSA regulations.

As part of this policy the Group encourages efficient energy and material consumption and the minimisation of waste, through re-cycling and the efficient use of energy and automation. The Group is committed to continually improving its environmental performance and to moving towards best practices for corporate sustainability. The Group also values the contribution of its staff, promoting high standards of health and safety in the office as well as recognising the need for a work life balance and the commitment staff have to families and outside interests.

The Group also recognise their obligations to stakeholders, including suppliers and competitors with whom it deals, in addition to clients, shareholders and employees. The Group's policy is to conduct its business in a manner which ensures fair treatment of all clients and employees, transparency of their business policies and practices and excellence in all matters regarding health, safety and the environment. The Group understands that its activities will affect the environment and the broader communities in which the Group operates and we believe that we have a responsibility to identify and manage these as effectively as possible. The Group's environmental policy, which meets the required FTSE4Good criteria can be found on the Group's website at www.aberdeen-asset.com.

Regular reviews are recognised as a key control in the management of all aspects of the Company's operations to understand and improve the Group's efforts in this area. Progress on these issues will continue to be reported in the annual report and will also continue to be posted periodically to the Group website.

**Charitable contributions**

During the year, the Group made various charitable contributions totalling £28,000 (2002 – £38,000). It is the Group's policy not to make contributions for political purposes.

**Policy on payment of creditors**

As required by the Financial Services Act, all unit trust repurchase settlements are paid within four working days of receipt of properly renounced certificates. Unless otherwise agreed, payments to other creditors are made within thirty days. At the year-end, the Group and Company had an average of 24 days purchases outstanding in respect of trade creditors and an average of 3 days outstanding in respect of approved unit trust repurchase settlements.

**Auditors**

In accordance with Section 384 of the Companies Act 1985, a resolution to reappoint KPMG Audit Plc as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

By order of the Board

**Scott E Massie**
Secretary
10 Queen's Terrace
Aberdeen AB10 1YG
17 December 2003

# Remuneration Report

The Board's report to shareholders on remuneration and details of the compensation and contractual arrangements for directors are set out below. In preparing this report the Board has complied with the Directors' Remuneration Report Regulations 2002 ("the Regulations"), which introduced new statutory requirements for the disclosure of directors' remuneration in respect of periods ending on or after 31 December 2002. The Report also meets the relevant requirements of the Listing Rules of the UK Listing Authority and describes how the Board has applied the Principles of Good Governance as contained in the Combined Code in relation to directors' remuneration. A resolution to approve the Report will be proposed at the forthcoming Annual General Meeting.

The Regulations require the auditors to report to the Company's members on the auditable part of the Remuneration Report and to state whether, in their opinion, that part of the Report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The tables detailing directors' emoluments and interests in share options on pages 27 and 28 have been audited. The remainder of the report, which is unaudited, sets out the remuneration policy that applied during 2003 and describes arrangements which are intended to be followed for 2004.

**Remuneration Committee**

The current members of the Remuneration Committee ("the Committee") are Sir Malcolm Rifkind (Chairman), Charles Irby and David Woods, all independent non-executive directors. In addition, Clive Gilchrist served as Chairman of the Committee until he stepped down from the Board at the Annual General Meeting on 17 January 2003. Mr Woods has intimated his intention to resign as a Director at the forthcoming Annual General Meeting and the Board will appoint a suitable replacement thereafter. Biographical details of the current members of the Committee are contained on pages 12 and 13.

The Committee, which has detailed written terms of reference which are reviewed annually, has been established by the Board to:

a) determine and recommend to the Board the Company's policy on remuneration of executive directors and senior employees;

b) determine the specific remuneration packages of executive directors and senior employees;

c) ensure that appropriate performance targets are set and that any payments made to executive directors and senior employees reflect achievement against the targets;

d) consider individual awards to executive directors and senior employees under all incentive schemes;

e) ensure that the Company maintains contact with the principal shareholders on remuneration matters, and to demonstrate that decisions on executive remuneration are taken independently and are complementary to the financial and commercial well-being of the Company; and

f) report to shareholders in compliance with appropriate legal requirements and associated codes of practice.

The Committee appointed an external firm of consultants, DLA MCG Consulting, to advise it on executive remuneration, including the establishment of a deferred bonus scheme for senior employees. DLA MCG Consulting have not provided any other services to the Group.

**Remuneration policy**

The Group's remuneration policy is designed to reflect the importance of recruiting, retaining and motivating senior executives of the calibre necessary to maintain and improve the Group's position in the asset management sector. The policy seeks to reward performance in a manner which aligns the interests of clients, shareholders and executives.

As it stands, the remuneration policy, which applies to executive directors and senior employees, will remain unchanged for 2004 and subsequent years, except that there are currently no plans to make further deferred bonus awards. The aim, within the overall policy design of retention and motivation, is to pay basic salaries and award benefit packages which are reasonable and competitive within the asset management sector. In addition, the policy is designed, and will remain designed, to deliver additional rewards through appropriate incentive schemes, both annual and long term. These are directly linked to performance at both a corporate and an individual level.

The Committee recognises that any remuneration policy must be sufficiently flexible to take account of any changes in the business environment. In accordance with this need for flexibility, the Committee takes into account the overall competitiveness of the total remuneration package of all senior executives. When justified by performance, the 'at risk' performance elements will form the most significant element of total remuneration for executive directors and senior employees.

The Executive directors have service contracts which require the Company to give twelve months' notice of termination and the directors are expected to provide six months' notice. In circumstances where the Company gives less than the contracted notice period or is otherwise in breach of contract, the Company may be obliged to pay compensation for loss of office of up to twelve months remuneration including any bonus that the director would otherwise have received.

Outlined below are the details of the individual reward components of the Remuneration policy. In providing details, the Report identifies those elements which are performance linked and the participation of the executive directors in them.

**Executive remuneration**

Executive remuneration has a number of different elements:

**i) Basic salary**

The salaries of all employees, including executive directors, are reviewed annually and are determined by reference to external market research. The Group's policy is to pay salaries which, when taken together with other benefits, will provide a remuneration package that is reasonable and competitive in the asset management sector. The Group participated in the McLagan Partners 2003 compensation survey which provided salary comparisons for a range of employees across the Aberdeen Group, including the executive directors. McLagan Partners did not provide any other services to the Group during the year.

**ii) Annual bonus**

The policy is to recognise corporate and individual achievements each year through an appropriate annual bonus scheme. The aggregate amount of cash bonus available in any year is dependent on the Group's overall performance and profitability. Consideration will also be given to the levels of bonuses paid in the marketplace. Individual awards, which are non-pensionable, are determined by a rigorous assessment of achievement against defined objectives, and are reviewed and approved by the Committee. Objectives may vary each year but for executive directors are likely to include factors such as levels of profitability and turnover, achievement of cost savings and the maintenance of operating efficiencies. In line with the Group's remuneration policy of retaining flexibility it has been agreed not to impose any maxima based on a relationship to basic salary.

**iii) Executive Share Option Scheme**

The Group has an Executive Share Option Scheme which is approved by the Inland Revenue. Options are granted at the discretion of the Committee and are based on assessments of the individuals' expected contribution to future Company performance. Options are granted for no consideration, and grants are based on the principle that, apart from the need to recruit new executives, or in other exceptional circumstances, awards will be restricted to one times salary in any year. Options granted to executive directors and senior employees under the Scheme may only be exercised if the Committee is satisfied that earnings per share, before goodwill amortisation, impairment provisions and exceptional items, have increased, over a period of 3 years or longer, by 5% per annum in excess of the average growth in the stock markets in which the Group's assets under management are invested. This is determined by reference to a number of industry standard indices appropriate to the relevant asset classes managed by the Group. One of these indices is the FTSE All-share Index, within which the Company's ordinary shares represent a 0.1% weighting. An unapproved schedule was added to this scheme in 1999 to permit options to be granted within institutional guidelines but in excess of the reduced limits on approved options imposed by the Government. Options granted under the unapproved schedule are subject to the same performance criteria as the approved schedule. The criteria have been chosen as being reflective of success in the industry sector within which the Group operates, and as being appropriate to the goal of delivering good returns to clients and shareholders alike. The Scheme was approved by the shareholders prior to its introduction.

During the year options were granted over 3,543,000 shares at an exercise price of 59p, exercisable in the period between June 2006 and June 2013. No options were granted to the executive directors during the year.

**iv) Housing allowance**

Executives posted overseas are entitled to a housing allowance. This is based on an assessment of local conditions.

**v) Share Incentive Plan**

The Share Incentive Plan ("SIP") is intended to encourage share ownership by employees. It is designed to be available to all executive directors and employees, subject to a minimum period of twelve months service, thus aligning their interests with those of the shareholders. No provisions have been made for any profit related contribution to this scheme in 2003. The SIP was approved by shareholders prior to its introduction.

**vi) Private medical cover**

Private health care insurance is provided to all employees, covering themselves, their partners and unmarried dependent children.

vii) **Pension**

Executives, including executive directors, are entitled to membership of the Group's contributory money purchase pension scheme to which the employer's contribution is 15% of basic salary. In addition, on becoming a member of the Group pension scheme, the Group will provide life insurance cover that provides death in service benefits, currently amounting to four times basic salary. The life insurance cover will also provide for a further three times basic salary to be paid into the pension scheme and added to the benefits already built up to provide a widows/widowers pension.

viii) **Deferred bonus**

The Group implemented a one-off deferred bonus scheme in 2003, designed to encourage the retention of certain key employees identified as critical to the Group's achievement of its longer term goals. An employee benefit trust has been established for the purposes of paying potential awards under this scheme. Deferred payments to be made in the form of cash bonuses have been recommended by the Committee and will be paid to qualifying employees over a three year period with 15% being paid in 2004, 35% in 2005 and the balance in 2006. Payments will be made on a pro rata basis should any qualifying employee leave during the period of three years from the date of award, provided that they cease to be a qualifying employee by reason of death, ill health, injury, disability, retirement or redundancy. The remaining balance may, however, be paid to such a qualifying employee at the discretion of the Committee. Qualifying employees will also receive the full amount of the deferred bonus on a change of control of the Group. None of the executive directors were awarded any benefits under the scheme.

ix) **Performance Share Scheme**

In 1997 the Group established a Performance Share Scheme, from which the final benefits were determined by the results for the year to 2002, and were fully disclosed in the 2002 Annual Report. The Scheme was approved by shareholders prior to its introduction

Following publication of the 2002 Annual Report, the 10,000 performance shares held by each of Mr M J Gilbert and Mr W J Rattray converted to 50,000 ordinary shares each. The Performance Share Scheme has now terminated.

**Performance graph**

The Regulations require the inclusion of a graph which illustrates the total shareholder return for a holding in the Company's shares against a broad equity market index. The FTSE All-Share Index has been used on the basis that it includes all UK listed stocks, including the Company's ordinary shares. The graph below also shows the total shareholder return against the FTSE Speciality and Other Finance Index for the five-year period to 30 September 2003. The Board considers this to be an appropriate index against which to measure performance because it includes all other UK listed financial stocks and therefore represents the closest comparator for benchmark purposes.



600
500
400
% 300
200
100
0
-100
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Aberdeen Asset Management
FTSE Speciality & Other Finance
FTSE All-Share


**Service contracts**

The executive directors, Mr M J Gilbert and Mr W J Rattray, have current service contracts that are for rolling periods of one year, details of which are summarised below. Executive directors are permitted to accept a limited number of directorships outwith the Group, recognising that this can assist in the development of a director's knowledge and capabilities. All such appointments are approved in advance by the Board. Where the appointment is accepted in furtherance of the Group's business any fees received are remitted to the Company. If the appointment is not connected to the Group's business, the director is entitled to retain any fees received. The Group earned fees of £148,000 for Mr Gilbert's services as a non-executive director of several companies. Mr Gilbert earned and retained fees of £100,000 for acting as Chairman of FirstGroup plc.

Details of the service contracts of those employees who resigned as directors during the year are also noted below.

| Name | Date of Contract | Notice Period | Unexpired Term | Provision of Compensation for loss of office |
|---|---|---|---|---|
| M J Gilbert | 30 August 1996 [3] | twelve/six months [4] | Rolling twelve/six months | One year's gross annual remuneration including bonuses |
| W J Rattray | 30 August 1996 [3] | twelve/six months [4] | Rolling twelve/six months | One year's gross annual remuneration including bonuses |
| B Hendry | 30 August 1996 [3] | twelve/six months [4] | Rolling twelve/six months | One year's gross annual remuneration including bonuses |
| A A Laing [1] | 30 August 1996 [3] | twelve/six months [4] | Rolling twelve/six months | One year's gross annual remuneration including bonuses |
| G R Marshall [1] | 1 January 1998 [3] | twelve/six months [4] | Rolling twelve/six months | Nil |
| H Young [1] | 30 August 1996 [3] | twelve/six months [4] | Rolling twelve/six months | One year's gross annual remuneration including bonuses |
| K L Garrett-Cox [1] | 1 September 2000 | twelve/six months [4] | N/A [6] | N/A |
| I A Reid [1] | 20 October 2000 | twenty four/twelve months [5] | N/A [6] | N/A |
| C D Fishwick [2] | 30 August 1996 [3] | twenty four/twelve months [5] | N/A [6] | N/A |

1. Resigned 1 November 2002.
2. Resigned 14 October 2002.
3. Amended by Deed of Variation dated 30 November 2001.
4. Twelve months' notice given by Company or six months' notice given by the Director.
5. Twenty-four months' notice given by the Company or twelve months' notice given by the Director.
6. Mrs K L Garrett-Cox, Mr C D Fishwick and Mr I A Reid are no longer employed by the Group.

**Non-executive Directors**

The remuneration of non-executive directors is determined by the Board. The non-executive directors are engaged under letters of appointment and they do not have contracts of service. The appointment will normally terminate on:

i) a director choosing to resign voluntarily; or

ii) a director reaching his/her 70th birthday; or

iii) a director being prohibited from serving by law, bankruptcy or illness; or

iv) the ninth anniversary of his/her appointment; or

v) the third or sixth anniversaries of his/her appointment if the Nominations Committee does not approve the extension of the appointment; or

vi) a director being found guilty of misconduct; or

vii) a director not being re-elected by the shareholders following retirement by rotation at an Annual General Meeting.

The non-executive directors do not participate in the annual bonus scheme, the share incentive plan, the executive share option scheme, the performance share scheme or the deferred bonus scheme. The Chairmen of the Audit and Remuneration Committees each receive a fee of £5,000 per annum in addition to the non executive director fee of £25,000 per annum. The Chairman, who also chairs the Nominations Committee, receives a fee of £65,000 per annum.

**Audited Information**

**Directors' emoluments**

| | 2003 | | | | | 2002 | | |
|---|---|---|---|---|---|---|---|---|
| | Salary & fees £'000 | Other benefits £'000 | Total before pensions £'000 | Pension costs £'000 | Total £'000 | Total before pensions £'000 | Pension costs £'000 | Total £'000 |
| **EXECUTIVE** | | | | | | | | |
| **Duties within the UK** | | | | | | | | |
| M J Gilbert | 325 | 2 | 327 | 49 | 376 | 401 | 60 | 461 |
| W J Rattray | 170 | 2 | 172 | 26 | 198 | 181 | 27 | 208 |
| A A Laing | 18 | – | 18 | 3 | 21 | 251 | 38 | 289 |
| G R Marshall | 13 | – | 13 | 2 | 15 | 181 | 27 | 208 |
| C D Fishwick | 15 | – | 15 | 2 | 17 | 323 | 48 | 371 |
| K L Garrett-Cox | 17 | – | 17 | 3 | 20 | 176 | 26 | 202 |
| I A Reid | 23 | – | 23 | 3 | 26 | 242 | 6 | 248 |
| | 581 | 4 | 585 | 88 | 673 | 1,755 | 232 | 1,987 |
| **Duties outwith the UK** | | | | | | | | |
| B Hendry | 15 | – | 15 | – | 15 | 192 | 20 | 212 |
| H Young | 25 | – | 25 | – | 25 | 321 | – | 321 |
| | 40 | – | 40 | – | 40 | 513 | 20 | 533 |
| **NON-EXECUTIVE** | | | | | | | | |
| C L A Irby | 65 | – | 65 | – | 65 | 65 | – | 65 |
| M E Haylon | 8 | – | 8 | – | 8 | – | – | – |
| Rt Hon Sir Malcolm Rifkind | 29 | – | 29 | – | 29 | 25 | – | 25 |
| J F Solan | 25 | – | 25 | – | 25 | 25 | – | 25 |
| D H Waters | 30 | – | 30 | – | 30 | 28 | – | 28 |
| C G H Weaver | 25 | – | 25 | – | 25 | 25 | – | 25 |
| J L Wybrew | 25 | – | 25 | – | 25 | 25 | – | 25 |
| D E Woods | 25 | – | 25 | – | 25 | 25 | – | 25 |
| C M Gilchrist | 10 | – | 10 | – | 10 | 30 | – | 30 |
| P McLoughlin | 8 | – | 8 | – | 8 | 25 | – | 25 |
| S E Murray | 8 | – | 8 | – | 8 | 25 | – | 25 |
| R Scott Brown | 10 | – | 10 | – | 10 | 30 | – | 30 |
| S Y Tan | 8 | – | 8 | – | 8 | – | – | – |
| | 276 | – | 276 | – | 276 | 328 | – | 328 |
| | **897** | **4** | **901** | **88** | **989** | **2,596** | **252** | **2,848** |

The executive directors voluntarily reduced their basic salaries for a period of 12 months, effective for the full year to 30 September 2003. With effect from 1 October 2003 their basic salaries have been increased to their previous levels, being £400,000 for Mr Gilbert and £180,000 for Mr Rattray. As reported in the 2002 Report and Accounts, Mr C D Fishwick resigned as a director of the Company, by mutual agreement, on 14 October 2002. A payment of £431,000 was made to Mr Fishwick and a pension contribution of £53,000 was made on his behalf, thereby releasing the Company from all further contractual obligations.

## Directors' interests in share options

| | Date of grant | Number 2002 | Granted during year | Exercised during year | 2003* | Exercise price | Earliest exercise | Latest exercise |
|---|---|---|---|---|---|---|---|---|
| M J Gilbert | 30.3.94 | 150,000 | – | – | 150,000 | 91p | Mar 1999 | Mar 2004 |
| | 9.7.98 | 50,000 | – | – | 50,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 175,000 | – | – | 175,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 240,000 | – | – | 240,000 | 261p | Dec 2004 | Dec 2009 |
| | 26.6.00 | 400,000 | – | – | 400,000 | 531p | Jun 2003 | Jun 2010 |
| | 5.6.01 | 200,000 | – | – | 200,000 | 585p | Jun 2004 | Jun 2011 |
| | | **1,215,000** | **–** | **–** | **1,215,000** | | | |
| W J Rattray | 30.3.94 | 110,000 | – | – | 110,000 | 91p | Mar 1999 | Mar 2004 |
| | 9.7.98 | 10,000 | – | – | 10,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 75,000 | – | – | 75,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 100,000 | – | – | 100,000 | 261p | Dec 2004 | Dec 2009 |
| | 26.6.00 | 75,000 | – | – | 75,000 | 531p | Jun 2003 | Jun 2010 |
| | 5.6.01 | 120,000 | – | – | 120,000 | 585p | Jun 2004 | Jun 2011 |
| | | **490,000** | **–** | **–** | **490,000** | | | |
| B Hendry | 30.3.94 | 112,500 | – | – | 112,500 | 91p | Mar 1999 | Mar 2004 |
| | 9.7.98 | 10,000 | – | – | 10,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 75,000 | – | – | 75,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 75,000 | – | – | 75,000 | 261p | Dec 2004 | Dec 2009 |
| | 5.6.01 | 60,000 | – | – | 60,000 | 585p | Jun 2004 | Jun 2011 |
| | | **332,500** | **–** | **–** | **332,500** | | | |
| A A Laing | 30.3.94 | 112,500 | – | – | 112,500 | 91p | Mar 1999 | Mar 2004 |
| | 9.7.98 | 10,000 | – | – | 10,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 150,000 | – | – | 150,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 200,000 | – | – | 200,000 | 261p | Dec 2004 | Dec 2009 |
| | 26.6.00 | 200,000 | – | – | 200,000 | 531p | Jun 2003 | Jun 2010 |
| | 5.6.01 | 120,000 | – | – | 120,000 | 585p | Jun 2004 | Jun 2011 |
| | | **792,500** | **–** | **–** | **792,500** | | | |
| G R Marshall | 9.7.98 | 22,500 | – | – | 22,500 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 75,000 | – | – | 75,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 100,000 | – | – | 100,000 | 261p | Dec 2004 | Dec 2009 |
| | 26.6.00 | 75,000 | – | – | 75,000 | 531p | Jun 2003 | Jun 2010 |
| | 5.6.01 | 70,000 | – | – | 70,000 | 585p | Jun 2004 | Jun 2011 |
| | | **342,500** | **–** | **–** | **342,500** | | | |
| H Young | 9.7.98 | 50,000 | – | – | 50,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 175,000 | – | – | 175,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 240,000 | – | – | 240,000 | 261p | Dec 2004 | Dec 2009 |
| | 26.6.00 | 200,000 | – | – | 200,000 | 531p | Jun 2003 | Jun 2010 |
| | 5.6.01 | 120,000 | – | – | 120,000 | 585p | Jun 2004 | Jun 2011 |
| | | **785,000** | **–** | **–** | **785,000** | | | |
| C D Fishwick | 9.7.98 | 50,000 | – | – | 50,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 175,000 | – | – | 175,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 240,000 | – | – | 240,000 | 261p | Dec 2004 | Dec 2009 |
| | 26.6.00 | 400,000 | – | – | 400,000 | 531p | Jun 2003 | Jun 2010 |
| | 5.6.01 | 200,000 | – | – | 200,000 | 585p | Jun 2004 | Jun 2011 |
| | | **1,065,000** | **–** | **–** | **1,065,000** | | | |
| K L Garrett-Cox | 6.12.00 | 5,500 | – | – | 5,500 | 545p | Dec 2003 | Dec 2010 |
| | 6.12.00 | 169,500 | – | – | 169,500 | 556p | Dec 2003 | Dec 2010 |
| | 5.6.01 | 60,000 | – | – | 60,000 | 585p | Jun 2004 | Jun 2011 |
| | 10.6.02 | 50,000 | – | – | 50,000 | 261p | Jun 2005 | Jun 2012 |
| | | **285,000** | **–** | **–** | **285,000** | | | |
| I A Reid | 6.12.00 | 5,500 | – | – | 5,500 | 545p | Dec 2003 | Dec 2010 |
| | 6.12.00 | 244,500 | – | – | 244,500 | 556p | Dec 2003 | Dec 2010 |
| | 5.6.01 | 60,000 | – | – | 60,000 | 585p | Jun 2004 | Jun 2011 |
| | 10.6.02 | 120,000 | – | – | 120,000 | 261p | Jun 2005 | Jun 2012 |
| | | **430,000** | **–** | **–** | **430,000** | | | |

*Information for 2003 is at 30 September 2003 or date of resignation, if earlier.

No Directors exercised options during the year.

The middle market price of the Company's ordinary shares at 30 September 2003 was 70.5p and the range during the year was 26.5p to 94.5p.

The Remuneration Report was approved by the Board of Directors on 17 December 2003 and signed on its behalf by:

**Sir Malcolm Rifkind**
Non-Executive Director

# Statement of Directors' Responsibilities

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

# Independent Auditors' Report to the Members of Aberdeen Asset Management PLC

We have audited the financial statements on pages 30 to 57. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Company's Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

**Respective responsibilities of Directors and Auditors**

The directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described above, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 20 to 22 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

**Basis of audit opinion**

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

**Contingent liabilities**

In forming our opinion, we have considered the adequacy of the disclosures made in note 29 to the financial statements concerning the contingent liabilities of the Group in respect of the split capital closed-end fund sector generally, the Aberdeen Progressive Growth Unit Trust and any possible action by Real Estate Opportunities Limited, and their potential impact on the Group's funding position. In view of the significance of these uncertainties, we consider that they should be drawn to your attention but our opinion is not qualified in these respects.

**Opinion**

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2003 and of the loss of the Group for the year then ended; and
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

**KPMG Audit Plc**
Chartered Accountants
Registered Auditor, Aberdeen

17 December 2003

Aberdeen 0246

# Accounting Policies

**Basis of preparation**
The accounts have been prepared under the historical cost convention, modified to include the revaluation of certain investments, and in accordance with applicable Accounting Standards. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

**Consolidation**
The consolidated financial statements incorporate the accounts of the Company and all its subsidiary undertakings made up to 30 September 2003. As permitted by Section 230 of the Companies Act 1985, a separate profit and loss account of the Company is not presented.

Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. In accordance with FRS 8, no disclosure is made of transactions or balances between Group entities that have been eliminated on consolidation.

An associate is an undertaking in which the Group has a long-term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. The Group's share of the profits less losses of associates is included in the consolidated profit and loss account and its interest in their net assets, other than goodwill, is included in investments in the consolidated balance sheet.

**Goodwill**
Purchased goodwill and goodwill arising on consolidation in respect of acquisitions before 1 October 1998, when FRS 10, *Goodwill and intangible assets* was adopted, was written off to reserves in the year of acquisition.

Goodwill (representing the excess of the fair value of the consideration given and associated costs over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 October 1998 is capitalised and amortised over its estimated useful life. The estimated useful life is normally considered to be twenty years, unless there are factors which indicate that a different period is appropriate. The estimated value of unit trust management contracts is included in the calculation of the fair value of the net assets acquired as these contracts have no maturity date. Other management contracts are excluded from the calculation of the net assets acquired and are treated as purchased goodwill. On the subsequent disposal or termination of a business the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

**Fixed intangible assets**
Unit trust management contracts purchased by the Group are stated at cost and disclosed as intangible assets. These assets are not amortised as they have no maturity date, but are subject to an annual impairment review.

The present value in use (representing the excess of the fair value of the consideration given and associated costs over the fair value of the separable net assets acquired), of the closed fund life business purchased by the Group is treated as an intangible asset and is amortised over a ten year period and is also subject to an annual impairment review. The Directors consider that a ten year period is appropriate in respect of the Isle of Man life assurance business as this is in line with the expected pattern of cash emerging from the life fund.

**Investments**
Listed fixed asset investments are held at the lower of cost and net realisable value. Unlisted fixed asset investments, other than associated undertakings, are valued at cost less provision for impairment, with the exception of Lombard International Assurance which has been valued on the basis of the relevant share of Lombard's most recently available embedded value. Investments held as current assets are stated at the lower of cost and net realisable value.

**Stocks**
Stocks of units in managed funds are stated at the lower of cost and market value, calculated at the bid price on the balance sheet date.

**Turnover**
Turnover represents the amount receivable in respect of the Group's activities in providing investment management and property asset management services. Income from management fees, performance fees and registration fees is recognised on an accruals basis in line with the terms of the various contracts. Income from dealing profits is recognised at the execution of the transaction.

**Taxation**
The charge for taxation is based on the loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised without

discounting in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

**Leases**
Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. All other leases are operating leases and the rental charges are taken to the profit and loss account on a straight line basis over the life of the lease.

**Depreciation**
Depreciation is provided by the Group to write off the cost, less any anticipated residual value, of fixed tangible assets by equal instalments over their estimated useful economic lives as follows:

| | |
|---|---|
| Heritable property | : 50 years |
| Leasehold property | : over the period of the lease |
| Property improvements | : 5 years or the period of the lease |
| Computers, fixtures and fittings | : 3 – 10 years |
| Motor vehicles | : 4 years |

**Foreign exchange**
Transactions of UK companies which are denominated in foreign currencies are converted at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date and the gains or losses are dealt with in the profit and loss account. The assets and liabilities of overseas subsidiary undertakings are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Gains and losses arising on these translations are taken to reserves net of exchange differences arising on related foreign currency borrowings.

**Pension costs**
The principal pension scheme operated by the Group is a self-administered money purchase scheme. In addition overseas subsidiaries make contributions to various trade and state money purchase schemes. Benefits from these schemes are based on contributions made. Payments made to the schemes represent current service contributions and are charged to the profit and loss account.

The Group also operates two defined benefit pension schemes which arose on acquisitions. Both of these schemes are closed to new membership and to future service accruals. Contributions to these schemes, which are paid according to the advice of an actuary, are charged to the profit and loss account so as to spread the cost over the expected working lives of active members.

**Share Incentive Plan ("SIP")**
The Company's shares held by the SIP are included in the financial statements as a fixed asset investment until such time as the interest in the shares is transferred unconditionally to the employees. The cost of awards to employees that take the form of such shares is recognised in the period to which the employees performance relates.

**Debt and debt issue costs**
Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the amortisation of issue costs in respect of the accounting period and reduced by payments made or conversions in the period. Issue costs of debt are amortised in the profit and loss account over the term of such debt.

**Long term life assurance business**
The Group includes the results of its long term life assurance business by consolidating shareholders' entitlements as reflected in shareholders' funds and the non-technical profit and loss account of the insurance companies accounts, prepared on a modified statutory solvency basis. The technical account, which deals with long term insurance business premiums, claims, investment returns and other related insurance costs is not consolidated. Policyholder assets are disclosed as a single item on the Group balance sheet, matched by a liability line item for liabilities of long term life assurance business, which includes any surplus not recognised in the group accounts. Summaries of the long term insurance business technical account and balance sheet details are disclosed in note 25.

**Exceptional items**
Items of income and expense that the Directors consider exceptional by virtue of their size or incidence are disclosed separately in order to facilitate an understanding of the results.

# Consolidated Profit and Loss Account

for the year ended 30 September 2003

| | Notes | 2003 £'000 | 2002 £'000 |
|---|---|---|---|
| Turnover – fund management and variable margin property management | | 127,117 | 180,179 |
| Turnover – fixed margin property management | | 15,151 | 11,899 |
| Total turnover | 1 | 142,268 | 192,078 |
| Operating expenses | | | |
| – Fund management and variable margin property management | | (109,469) | (123,771) |
| – Fixed margin property management | | (13,781) | (11,030) |
| – Exceptional costs | 4 | (23,851) | (5,621) |
| Amortisation of goodwill | | (18,430) | (19,640) |
| Provisions for impairment of goodwill & intangible assets | 4 | (17,311) | – |
| Total administrative expenses | | (182,842) | (160,062) |
| Other operating income - exceptional | 4 | – | 4,446 |
| Exceptional amounts written off investments | 4 | (5,376) | (2,651) |
| Operating profit before goodwill amortisation, impairment provisions & exceptional operating items | | 19,018 | 57,277 |
| Amortisation of goodwill, impairment provisions & exceptional operating items | | (64,968) | (23,466) |
| **Operating (loss) profit** | 2 | **(45,950)** | **33,811** |
| Profit on disposal of management contracts | 4 | 53,536 | – |
| Net interest payable and similar charges | 5 | (13,985) | (15,533) |
| **(Loss) profit on ordinary activities before taxation** | | **(6,399)** | **18,278** |
| Tax on (loss) profit on ordinary activities | 6 | (8,232) | (11,184) |
| **(Loss) profit on ordinary activities after taxation** | 7 | **(14,631)** | **7,094** |
| Minority interests - equity | | (231) | (216) |
| **(Loss) profit for the financial year** | | **(14,862)** | **6,878** |
| **Dividends** | | | |
| Equity dividends on ordinary shares | 8 | (7,074) | (10,500) |
| Non-equity dividends on preference shares | 8 | (589) | (1,132) |
| | | (7,663) | (11,632) |
| **Retained loss for the financial year** | 19 | **(22,525)** | **(4,754)** |
| **Earnings (loss) per share - basic** | 9 | | |
| Before goodwill amortisation, impairment provisions & exceptional items | | 3.10p | 16.51p |
| After goodwill amortisation, impairment provisions & exceptional items | | (8.76p) | 3.29p |
| **Earnings (loss) per share - diluted** | 9 | | |
| Before goodwill amortisation, impairment provisions & exceptional items | | 3.10p | 16.47p |
| After goodwill amortisation, impairment provisions & exceptional items | | (8.76p) | 3.28p |

Turnover, operating (loss) profit and the profit on disposal of management contracts arises wholly from continuing activities.
There is no material difference between the (loss) profit on ordinary activities before taxation above and the historic cost equivalent.

# Consolidated Statement of Total Recognised Gains and Losses

for the year ended 30 September 2003

| | Notes | 2003 £'000 | 2002 £'000 |
|---|---|---|---|
| (Loss) profit for the financial year | | (14,862) | 6,878 |
| Revaluation of fixed asset investments | 13 | 3,171 | 2,521 |
| Translation of foreign currency net investments | | 1,102 | (735) |
| **Total recognised gains and losses for the financial year** | | **(10,589)** | **8,664** |

# Balance Sheets

as at 30 September 2003

| | Notes | Group 2003 £'000 | Group 2002 £'000 | Company 2003 £'000 | Company 2002 £'000 |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Fixed assets** | | | | | |
| Intangible assets | 10 | 42,408 | 76,820 | 502 | 502 |
| Goodwill | 11 | 302,459 | 331,792 | 3,319 | 3,947 |
| Tangible assets | 12 | 14,981 | 17,452 | 9,792 | 13,118 |
| Investments | 13 | 33,861 | 36,280 | 433,205 | 461,670 |
| | | **393,709** | **462,344** | **446,818** | **479,237** |
| **Current assets** | | | | | |
| Stocks | 14 | 192 | 720 | – | – |
| Debtors | 15 | 39,981 | 55,807 | 34,708 | 82,552 |
| Investments | 16 | 2,812 | 2,932 | 812 | 2,927 |
| Cash at bank and in hand | 17 | 23,003 | 32,490 | 6,738 | 1,294 |
| | | **65,988** | **91,949** | **42,258** | **86,773** |
| **Assets attributable to equity shareholders** | | **459,697** | **554,293** | **489,076** | **566,010** |
| Assets of long-term life assurance business | 25 | 247,328 | 255,824 | – | – |
| **Total assets** | | **707,025** | **810,117** | **489,076** | **566,010** |
| **LIABILITIES** | | | | | |
| **Capital and reserves** | | | | | |
| Called up share capital | 18 | 28,034 | 38,411 | 28,034 | 38,411 |
| Share premium account | 19 | 19,205 | 19,203 | 19,205 | 19,203 |
| Revaluation reserve | 19 | 15,529 | 12,358 | – | – |
| Other reserves | 19 | 154,766 | 144,389 | 73,290 | 75,215 |
| Profit & loss account | 19 | (38,938) | (7,173) | 23,631 | 18,899 |
| **Shareholders' funds** | | | | | |
| Equity | | 168,253 | 186,503 | 133,817 | 131,043 |
| Non equity | | 10,343 | 20,685 | 10,343 | 20,685 |
| | 20 | **178,596** | **207,188** | **144,160** | **151,728** |
| **Minority interests - equity** | | 749 | 456 | – | – |
| **Provisions for liabilities and charges** | 24 | 4,179 | 6,912 | – | 2,196 |
| **Creditors: due within one year, including convertible debt** | | | | | |
| Creditors | | 123,810 | 111,000 | 192,266 | 185,006 |
| Convertible debt | | 19,562 | 23,888 | 19,562 | 23,888 |
| | 21 | 143,372 | 134,888 | 211,828 | 208,894 |
| **Creditors: due after more than one year, including convertible debt** | | | | | |
| Creditors | | 35,272 | 108,061 | 35,559 | 106,404 |
| Convertible debt | | 97,529 | 96,788 | 97,529 | 96,788 |
| | 22 | 132,801 | 204,849 | 133,088 | 203,192 |
| | | 459,697 | 554,293 | 489,076 | 566,010 |
| Liabilities of long-term life assurance business | 25 | 247,328 | 255,824 | – | – |
| **Total liabilities** | | **707,025** | **810,117** | **489,076** | **566,010** |

The financial statements were approved by the Board of Directors on 17 December 2003, and signed on its behalf by:

C L A Irby,
Chairman

W J Rattray,
Finance Director

Aberdeen 0250

# Consolidated Cash Flow Statement

for the year to 30 September 2003

| | Notes | 2003 £'000 | 2003 £'000 | 2002 £'000 | 2002 £'000 |
|---|---|---|---|---|---|
| **Net cash inflows from operating activities** | | | | | |
| Core cashflow from operating activities | | | 17,082 | | 47,227 |
| Effects of short-term timing differences on unit trust settlements | | | (9,669) | | (8,208) |
| | 2 | | 7,413 | | 39,019 |
| **Returns on investments and servicing of finance** | | | | | |
| Net interest paid | | (14,069) | | (16,813) | |
| Non-equity dividend paid | | (680) | | (1,224) | |
| | | | (14,749) | | (18,037) |
| **Taxation paid** | | | (3,243) | | (7,154) |
| **Capital expenditure and financial investment** | | | | | |
| Purchases of tangible fixed assets | 12 | (3,006) | | (5,793) | |
| Purchases of fixed asset investments | | (2,518) | | (6,583) | |
| Purchases of current asset investments | | (551) | | (4,051) | |
| Sales of intangible fixed assets | | 82,062 | | – | |
| Sales of tangible fixed assets | | 604 | | 294 | |
| Sales of fixed asset investments and loan repayments received | | 2,446 | | 3,394 | |
| Sales of current asset investments | | 161 | | 217 | |
| | | | 79,198 | | (12,522) |
| **Acquisitions and disposals** | | | | | |
| Purchase of subsidiary undertakings | 11 | (2,208) | | (21,743) | |
| Purchase of associated undertaking | | – | | (639) | |
| Purchase of goodwill | | – | | (515) | |
| | | | (2,208) | | (22,897) |
| **Equity dividends paid** | | | (7,311) | | (18,245) |
| **Cash inflow (outflow) before financing** | | | **59,100** | | **(39,836)** |
| **Financing** | | | | | |
| Issue of share capital | | | – | | 42 |
| Redemption of preference share capital | | | (10,342) | | (10,343) |
| Redemption of performance share capital | | | – | | (152) |
| Proceeds from issue of convertible bonds | | | – | | 96,294 |
| New bank term loans | | | 754 | | – |
| Repayment of convertible loan notes | | | (3,163) | | – |
| Instalments repaid on bank term loans | | | (71,762) | | (71,861) |
| **Decrease in cash in year** | | | **(25,413)** | | **(25,856)** |

## Reconciliation of net cash flow to movement in net debt

| | Notes | 2003 £'000 | 2002 £'000 |
|---|---|---|---|
| **Decrease in cash in year** | | (25,413) | (25,856) |
| Issue of convertible bonds | | – | (96,294) |
| New bank term loans | | (754) | – |
| Instalments repaid on bank term loans | | 71,762 | 71,861 |
| Repayment of convertible loan notes | | 3,163 | – |
| **Change in net debt resulting from cash flows** | | 48,758 | (50,289) |
| Amortisation of issue costs of convertible bonds | | (744) | (494) |
| Conversion of bonds to ordinary shares | | 3 | – |
| Translation difference | | 1,102 | (735) |
| **Movement in net debt in the year** | | 49,119 | (51,518) |
| **Net debt at 1 October** | 22 | (234,451) | (182,933) |
| **Net debt at 30 September** | 22 | **(185,332)** | **(234,451)** |

# Notes to the Accounts

**1. Segmental information**

The Group is involved in the provision of investment management and property asset management services. These services are provided to clients in the following geographic areas:

| | United Kingdom £'000 | Rest of Europe £'000 | Rest of world £'000 | Total £'000 |
|---|---|---|---|---|
| **Year to September 2003** | | | | |
| Turnover | 89,445 | 41,682 | 11,141 | 142,268 |
| Operating loss | (54,873) | 5,181 | 3,742 | (45,950) |
| Net assets outwith the UK | | 10,910 | 5,455 | 16,365 |
| **Year to September 2002** | | | | |
| Turnover | 132,710 | 39,443 | 19,925 | 192,078 |
| Operating profit | 18,417 | 5,991 | 9,403 | 33,811 |
| Net assets outwith the UK | | 9,627 | 5,859 | 15,486 |

Turnover and operating (loss) profit by origin are not materially different to the information given above.

The results of the Group can be further analysed between investment management and property asset management as shown below.

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Investment management £'000 | Property £'000 | Total £'000 | Investment management £'000 | Property £'000 | Total £'000 |
| Turnover – variable margin | 90,073 | 37,044 | 127,117 | 141,477 | 38,702 | 180,179 |
| Turnover – fixed margin | – | 15,151 | 15,151 | – | 11,899 | 11,899 |
| Total turnover | 90,073 | 52,195 | 142,268 | 141,477 | 50,601 | 192,078 |
| Operating expenses – variable margin | (79,859) | (29,610) | (109,469) | (94,325) | (29,446) | (123,771) |
| Operating expenses – fixed margin | – | (13,781) | (13,781) | – | (11,030) | (11,030) |
| Total operating expenses, excluding exceptional costs | (79,859) | (43,391) | (123,250) | (94,325) | (40,476) | (134,801) |
| Operating profit before goodwill amortisation, impairment provisions & exceptional operating items | **10,214** | **8,804** | **19,018** | **47,152** | **10,125** | **57,277** |
| Operating (loss) profit | **(51,698)** | **5,748** | **(45,950)** | **26,502** | **7,309** | **33,811** |
| Net assets | **163,896** | **14,700** | **178,596** | **197,578** | **9,610** | **207,188** |

Aberdeen 0252

## 2. Operating (loss) profit

| | | 2003 £'000 | 2002 £'000 |
|---|---|---|---|
| Operating (loss) profit is stated after charging (crediting): | | | |
| Services provided by auditors: | | | |
| Audit services | – statutory audit* | 397 | 375 |
| | – review of interim statement | 25 | 20 |
| | – audit related regulatory reporting | 66 | 54 |
| Further assurance services | | 490 | – |
| Taxation services | | 46 | 43 |
| Other services | | 67 | 58 |
| Operating lease payments | | 4,830 | 5,272 |
| Share of results of associated undertakings | | (129) | (67) |
| Depreciation | – owned assets | 4,264 | 5,258 |
| | – leased assets | 647 | 681 |
| Amortisation of goodwill | – investment management | 16,081 | 17,441 |
| | – property asset management | 2,349 | 2,199 |
| Provision for impairment of goodwill | – investment management | 13,511 | – |
| Amortisation of intangible assets | – life assurance | 2,086 | 1,565 |
| Provision for impairment of intangible assets | – life assurance | 3,800 | – |
| Unrealised loss on current asset investments | | 282 | – |
| Directors' emoluments | | 989 | 2,895 |
| (Profit) loss on disposal of tangible fixed assets | | (38) | 32 |

*£27,000 (2002 – £25,000) of this total relates to the audit of the Company.

Fees paid to the Company's auditors in respect of further assurance services relate to work undertaken as reporting accountants in relation to the proposed disposal of the property division from which the Company later withdrew.

The Company's auditors received fees of £nil (2002 – £25,000) for advisory and reporting services provided in relation to certain acquisitions. These costs were included within the acquisition costs to which they relate. In addition fees of £nil (2002 – £90,000) were paid to the Company's auditors for work carried out in relation to the issue of the convertible bonds.

Details of Directors' remuneration are given in the Remuneration Report on pages 23 to 28.

| **Reconciliation of operating (loss) profit to operating cash flow** | 2003 £'000 | 2002 £'000 |
|---|---|---|
| Operating (loss) profit | (45,950) | 33,811 |
| Depreciation charges | 4,911 | 5,939 |
| Amortisation of goodwill | 18,430 | 19,640 |
| Provision for impairment of goodwill | 13,511 | – |
| Amortisation of intangible assets | 2,086 | 1,565 |
| Provision for impairment of intangible assets | 3,800 | – |
| (Profit) loss on disposal of tangible fixed assets | (38) | 32 |
| Loss on disposal of fixed and current asset investments | 77 | – |
| Exceptional amounts written off fixed and current asset investments | 5,376 | 2,651 |
| Unrealised loss on current asset investments | 282 | – |
| Share of results of associated undertakings | (129) | (67) |
| Decrease in provisions for liabilities and charges | (1,320) | (521) |
| Decrease (increase) in stock | 528 | (350) |
| Decrease in debtors | 16,728 | 26,664 |
| Decrease in creditors | (10,879) | (50,345) |
| **Net cash inflow from operating activities** | **7,413** | **39,019** |

The operating cash flow in the year includes payments of £15.5 million relating to exceptional costs.

## 3. Employees

| | 2003 £'000 | 2002 £'000 |
|---|---|---|
| Aggregate employee costs, including Directors: | | |
| Salaries and bonuses | 44,012 | 53,214 |
| Other benefits | 1,011 | 819 |
| Social security costs | 5,093 | 5,429 |
| Other pension costs | 5,626 | 6,102 |
| | **55,742** | **65,564** |

| | Number | Number |
|---|---|---|
| Investment management | 572 | 715 |
| Property | 266 | 261 |
| Life assurance | 42 | 29 |
| Average number of employees during the year | **880** | **1,005** |
| Number of employees at the year end | **734** | **969** |

The average number of employees excludes staff who are employed by the property division solely for the operational management and administration of client properties and whose costs are borne fully by those clients.

## 4. Exceptional items

| **Exceptional costs** | 2003 £'000 | 2002 £'000 |
|---|---|---|
| Recognised within operating (loss) profit | | |
| Expenses in relation to cost reduction and rationalisation programme | 8,662 | 5,155 |
| Costs incurred in relation to regulatory matters and curtailment of activities in the UK retail market | 11,655 | – |
| Costs of aborted sale, subsequent rationalisation and other costs | 3,534 | 466 |
| | 23,851 | 5,621 |
| Amounts written off investments | 5,376 | 2,651 |
| | **29,227** | **8,272** |

Exceptional costs in 2003 arose for the following reasons:

Expenses in relation to the cost reduction and rationalisation programme cover expenses incurred as part of the Group's continued cost reduction exercise and include costs in respect of redundancy, staff retention, office closure and outsourcing costs.

Costs incurred in relation to regulatory matters and curtailment of activities in the UK retail market include legal and professional fees incurred in relation to regulatory investigations and provision for marketing expenditure which had been aimed at retail markets in which the Group has curtailed its activities.

Costs of aborted sale, subsequent rationalisation and other costs relate principally to the proposed disposal, by sale or flotation, of the Group's property division.

Exceptional costs in 2002 arose principally from the implementation of a cost reduction programme following the termination of the Scottish Provident contract.

The amounts written off investments in 2003 and 2002 represent provisions made against the value of both fixed asset and current asset investments exposed to the split capital sector.

| **Provisions for impairment of goodwill and intangible assets** | 2003 £'000 | 2002 £'000 |
|---|---|---|
| Recognised within operating (loss) profit | | |
| Provision for impairment of goodwill | 13,511 | – |
| Provision for impairment of intangible assets | 3,800 | – |
| | **17,311** | **–** |

These items represent amounts which have been charged to the profit and loss account following completion of an impairment review of these assets. The provision in respect of goodwill arose partly from a re-assessment of the value in use of Asset Value Investors Limited and partly as a result of the termination of certain management contracts to which the Group had become party on acquisitions. The provision in respect of intangibles arose as result of a reduction in the embedded value of the underlying assets.

| **Other operating income - exceptional** | **2003 £'000** | **2002 £'000** |
|---|---|---|
| Recognised within operating (loss) profit | | |
| Compensation received on the termination of the Scottish Provident investment management contract | – | **4,446** |

| **Profit on disposal of management contracts** | **2003 £'000** | **2002 £'000** |
|---|---|---|
| Proceeds of disposal | 86,762 | – |
| Less: intangible assets written off (note 10) | (28,526) | – |
| Less: related costs of disposal | (4,700) | – |
| Profit on disposal of management contracts | **53,536** | – |

The profit on disposal of management contracts relates to the sale of the management rights of six UK retail funds to New Star Asset Management Group Limited. The transaction was completed on 21 February 2003, achieving proceeds of £86.8 million from the £1.73 billion of assets which transferred to New Star. The tax attributable to this transaction has been estimated at £13 million, which the directors believe is a prudent estimate because it does not take into account certain reliefs until such time as their availability is confirmed.

| **5. Net interest payable and similar charges** | **2003 £'000** | **2002 £'000** |
|---|---|---|
| Paid on 5.875% Convertible Bonds 2007 | 5,875 | 4,177 |
| Paid on 7% Convertible Subordinated Loan Notes | 1,563 | 1,736 |
| Paid on term loans | 4,228 | 9,179 |
| Paid on floating rate guaranteed unsecured loan stock | 503 | 543 |
| Paid (received) on overdrafts, deposit accounts and other interest bearing accounts | 1,072 | (596) |
| Amortisation of issue costs on Convertible Bonds | 744 | 494 |
| | **13,985** | **15,533** |

| **6. Taxation** | **2003 Total £'000** | **2002 Total £'000** |
|---|---|---|
| **UK corporation tax** | | |
| UK corporation tax at 30% (2002 – 30%) | 11,139 | 8,735 |
| Adjustments in respect of prior periods | (2,898) | 1,399 |
| Total UK corporation tax | 8,241 | 10,134 |
| **Foreign tax** | | |
| Current tax | 1,801 | 2,816 |
| Adjustments in respect of prior periods | (153) | (1,158) |
| Total foreign tax | 1,648 | 1,658 |
| Total current tax, UK and foreign | 9,889 | 11,792 |
| **Deferred tax** | | |
| Originating and reversal of timing differences | (1,138) | (274) |
| Adjustments in respect of prior periods | (519) | (334) |
| | (1,657) | (608) |
| | **8,232** | **11,184** |

The adjustment in respect of prior periods UK corporation tax arises primarily due to the release of an overprovision in prior years. The adjustment in respect of prior periods foreign tax arises principally as a result of a reduction in tax rates in subsidiary undertakings, resulting in an overprovision. The main reason for the prior period adjustment in respect of deferred tax relates to the release of provisions in dormant subsidiaries which are no longer required.

| Factors affecting the tax charge | 2003 Total £'000 | 2002 Total £'000 |
|---|---|---|
| The tax assessed on the (loss) profit on activities for the period is higher than the standard rate of corporation tax in the UK. The differences are explained below: | | |
| (Loss) profit before tax | (6,399) | 18,278 |
| (Loss) profit multiplied by standard rate of corporation tax in the UK of 30% | (1,919) | 5,483 |
| Effect of: | | |
| Amortisation and impairment of goodwill | 9,582 | 6,368 |
| Write off intangible asset on disposal of contracts (note 10) | 8,556 | – |
| Effect of capital gains deductions on disposal of contracts | (9,334) | – |
| Effect of foreign tax rates under 30% | (1,034) | (4,854) |
| Effect of non-UK group dividends net of double tax relief | 1,683 | 3,026 |
| Amounts written off investments for which no relief available | 1,613 | 796 |
| Unprovided deferred tax asset | 2,385 | – |
| Non-taxable income | – | (20) |
| Disallowed expenses | 199 | 296 |
| Difference between capital allowances for year and depreciation | (74) | (229) |
| Depreciation and loss on disposal of non-qualifying assets | 71 | 182 |
| Other timing differences | 1,212 | 503 |
| Adjustments in respect of prior years | (3,051) | 241 |
| Total current tax, UK and foreign | **9,889** | **11,792** |

**Factors affecting future tax charge**

The Group's overseas profits are subject to overseas tax rates which are normally lower than the standard rate of UK corporation tax (30%). The tax benefit of lower tax rates is only one of timing to the extent that these overseas profits are subsequently remitted to the UK.

Deferred tax assets have not been recognised in the UK due to the lack of certainty as to the ability to use these assets; had they been recognised the deferred tax credit in the profit and loss account would have increased by £1,945,000 (2002 – £821,000).

Deferred tax assets have not been recognised in certain overseas subsidiaries due to the lack of certainty as to the ability to use these assets; had they been recognised the deferred tax credit in the profit and loss account would have increased by £800,000 (2002 – £1,700,000).

**7. Profit for the financial year**

The profit dealt with in the accounts of the Company was £10,435,000 (2002 – £20,621,000).

| 8. Dividends | 2003 £'000 | 2002 £'000 |
|---|---|---|
| Equity dividends on ordinary shares: | | |
| Interim paid – 2.0p (2002 – 3.85p) | 3,536 | 6,725 |
| Final proposed – 2.0p (2002 – 2.15p) | 3,538 | 3,775 |
| | **7,074** | **10,500** |
| Non equity dividends on redeemable preference shares: | | |
| Accrued at 1 October | (182) | (274) |
| 31 October paid | 273 | 411 |
| 31 January paid | 136 | 274 |
| 30 April paid | 136 | 265 |
| 31 July paid | 135 | 274 |
| Accrued to 30 September | 91 | 182 |
| | **589** | **1,132** |

Aberdeen 0256

**9. Earnings (loss) per share**

The calculations of earnings (loss) per share are based on the following (losses) profits and numbers of shares.

| | Basic | | Diluted | |
|---|---|---|---|---|
| | 2003 £'000 | 2002 £'000 | 2003 £'000 | 2002 £'000 |
| (Loss) profit for the financial year | (14,862) | 6,878 | (14,862) | 6,878 |
| Non-equity dividends | (589) | (1,132) | (589) | (1,132) |
| (Loss) profit for the financial year - FRS 14 basis | (15,451) | 5,746 | (15,451) | 5,746 |
| Goodwill amortisation and impairment provisions | 35,741 | 19,640 | 35,741 | 19,640 |
| Exceptional operating items, net of attributable taxation | 25,724 | 3,474 | 25,724 | 3,474 |
| Profit on disposal of management contracts, net of attributable taxation | (40,536) | – | (40,536) | – |
| Profit for the financial year before goodwill amortisation, impairment provisions & exceptional items | **5,478** | **28,860** | **5,478** | **28,860** |

| | 2003 Number of shares 000's | 2002 Number of shares 000's |
|---|---|---|
| Weighted average number of shares | | |
| For basic earnings per share | 176,458 | 174,806 |
| Dilutive effect of exercisable share options and performance shares | – | 395 |
| For diluted earnings per share | **176,458** | **175,201** |

The Directors believe that the Group's results are more fairly represented by a measure of earnings per share which excludes exceptional items, impairment provisions and amortisation of goodwill and therefore also present earnings per share figures stated before these items are charged to the profit and loss account. The two measures of earnings per share can be reconciled as follows:

| | Basic | | Diluted | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| After goodwill amortisation, impairment provisions & exceptional items – FRS 14 basis | (8.76p) | 3.29p | (8.76p) | 3.28p |
| Add: goodwill amortisation and impairment provisions | 20.25p | 11.23p | 20.25p | 11.21p |
| Add: exceptional operating items, net of attributable taxation | 14.58p | 1.99p | 14.58p | 1.98p |
| Less: profit on disposal of management contracts, net of attributable taxation | (22.97p) | – | (22.97p) | – |
| Before goodwill amortisation, impairment provisions & exceptional items | **3.10p** | **16.51p** | **3.10p** | **16.47p** |

| **10. Fixed intangible assets** | Group Unit trust management contracts £'000 | Group Present value in force of life assurance business £'000 | Group Total £'000 | Company Unit trust management contracts £'000 |
|---|---|---|---|---|
| At 1 October 2002 | 57,517 | 19,303 | 76,820 | 502 |
| Disposals (note 4) | (28,526) | – | (28,526) | – |
| Amortisation for year | – | (2,086) | (2,086) | – |
| Impairment provision | – | (3,800) | (3,800) | – |
| **At 30 September 2003** | **28,991** | **13,417** | **42,408** | **502** |

| 11. Goodwill | Group Consolidation goodwill £'000 | Group Purchased goodwill £'000 | Group Total £'000 | Company Purchased goodwill £'000 |
|---|---|---|---|---|
| **Cost** | | | | |
| At 1 October 2002 | 361,181 | 6,812 | 367,993 | 5,675 |
| Additions | 2,608 | – | 2,608 | – |
| At 30 September 2003 | **363,789** | **6,812** | **370,601** | **5,675** |
| **Amortisation** | | | | |
| At 1 October 2002 | 34,420 | 1,781 | 36,201 | 1,728 |
| Charge for year | 18,149 | 281 | 18,430 | 238 |
| Impairment provision | 13,121 | 390 | 13,511 | 390 |
| At 30 September 2003 | **65,690** | **2,452** | **68,142** | **2,356** |
| **Net book value** | | | | |
| At 30 September 2003 | **298,099** | **4,360** | **302,459** | **3,319** |
| At 30 September 2002 | **326,761** | **5,031** | **331,792** | **3,947** |

The cashflow during the year in respect of the purchase of subsidiary undertakings was an outflow of £2,208,000. This comprised £1,608,000 paid on an acquisition made during the year and £600,000 in settlement of deferred consideration on an earlier acquisition.

| 12. Fixed tangible assets | Heritable property | Short leasehold property | Computers fixtures and fittings | Motor vehicles | Total |
|---|---|---|---|---|---|
| **Group** | **£'000** | **£'000** | **£'000** | **£'000** | **£'000** |
| **Cost** | | | | | |
| At 1 October 2002 | 2,446 | 5,856 | 28,249 | 475 | 37,026 |
| Additions | – | 39 | 2,837 | 130 | 3,006 |
| Disposals | – | (908) | (1,466) | (206) | (2,580) |
| **At 30 September 2003** | **2,446** | **4,987** | **29,620** | **399** | **37,452** |
| **Depreciation** | | | | | |
| At 1 October 2002 | 197 | 2,182 | 16,876 | 319 | 19,574 |
| Charge for year: | | | | | |
| Owned assets | 49 | – | 4,137 | 78 | 4,264 |
| Hire purchase and leased | – | 647 | – | – | 647 |
| On disposals | – | (466) | (1,390) | (158) | (2,014) |
| **At 30 September 2003** | **246** | **2,363** | **19,623** | **239** | **22,471** |
| **Net book value** | | | | | |
| At 30 September 2003 | | | | | |
| Owned assets | 2,200 | – | 9,997 | 160 | 12,357 |
| Hire purchase and leased | – | 2,624 | – | – | 2,624 |
| | **2,200** | **2,624** | **9,997** | **160** | **14,981** |
| At 30 September 2002 | | | | | |
| Owned assets | 2,249 | – | 11,373 | 156 | 13,778 |
| Hire purchase and leased | – | 3,674 | – | – | 3,674 |
| | **2,249** | **3,674** | **11,373** | **156** | **17,452** |
| **Company** | | | | | |
| **Cost** | | | | | |
| At 1 October 2002 | 2,446 | 5,122 | 21,098 | 63 | 28,729 |
| Additions | – | – | 575 | – | 575 |
| Inter group transfers | – | (398) | (1,113) | – | (1,511) |
| Disposals | – | (752) | (1,062) | – | (1,814) |
| **At 30 September 2003** | **2,446** | **3,972** | **19,498** | **63** | **25,979** |
| **Depreciation** | | | | | |
| At 1 October 2002 | 197 | 1,688 | 13,678 | 48 | 15,611 |
| Charge for year: | | | | | |
| Owned assets | 49 | – | 2,085 | 13 | 2,147 |
| Hire purchase and leased | – | 453 | – | – | 453 |
| Inter group transfers | – | (174) | (451) | – | (625) |
| On disposals | – | (337) | (1,062) | – | (1,399) |
| **At 30 September 2003** | **246** | **1,630** | **14,250** | **61** | **16,187** |
| **Net book value** | | | | | |
| At 30 September 2003 | | | | | |
| Owned assets | 2,200 | – | 5,248 | 2 | 7,450 |
| Hire purchase and leased | – | 2,342 | – | – | 2,342 |
| | **2,200** | **2,342** | **5,248** | **2** | **9,792** |
| At 30 September 2002 | | | | | |
| Owned assets | 2,249 | – | 7,420 | 15 | 9,684 |
| Hire purchase and leased | – | 3,434 | – | – | 3,434 |
| | **2,249** | **3,434** | **7,420** | **15** | **13,118** |

During the year the estimated useful lives of certain computer hardware and software were re-assessed as a result of changes in the nature of IT projects undertaken in recent years. The effect of this change was to reduce the depreciation charge for the year on these assets by £1,024,000.

| 13. Fixed asset investments | Own shares (listed) £'000 | Associated companies (unlisted) £'000 | Other investments (listed) £'000 | Other investments (unlisted) £'000 | Total £'000 |
|---|---|---|---|---|---|
| **Group** | | | | | |
| **Shares** | | | | | |
| At 1 October 2002 | 40 | 1,113 | 312 | 24,867 | 26,332 |
| Additions | – | 81 | – | 2,437 | 2,518 |
| Revaluation | – | – | – | 3,171 | 3,171 |
| Provisions for impairment | (2) | – | – | (5,150) | (5,152) |
| Reclassification | – | (746) | – | 746 | – |
| Disposals | – | – | – | (2,380) | (2,380) |
| **At 30 September 2003** | **38** | **448** | **312** | **23,691** | **24,489** |
| **Share of results** | | | | | |
| At 1 October 2002 | – | 186 | – | – | 186 |
| Share of results of associates | – | 129 | – | – | 129 |
| **At 30 September 2003** | **–** | **315** | **–** | **–** | **315** |
| **Loans** | | | | | |
| At 1 October 2002 | – | – | – | 9,762 | 9,762 |
| Repaid | – | – | – | (705) | (705) |
| **At 30 September 2003** | **–** | **–** | **–** | **9,057** | **9,057** |
| **Net book value** | | | | | |
| At 30 September 2003 | | | | | |
| At cost less provisions for impairment | – | – | 312 | 16,112 | 16,424 |
| At valuation | 38 | 763 | – | 16,636 | 17,437 |
| | **38** | **763** | **312** | **32,748** | **33,861** |
| At 30 September 2002 | | | | | |
| At cost | – | – | 312 | 21,164 | 21,476 |
| At valuation | 40 | 1,299 | – | 13,465 | 14,804 |
| | **40** | **1,299** | **312** | **34,629** | **36,280** |

The Group has an investment in the ordinary shares of Lombard International Assurance SA ("Lombard"), a Luxembourg registered life company, representing approximately 15% of the equity of Lombard. This investment has been valued at £16,636,000 on the basis of the relevant share of Lombard's most recently published embedded value prepared as at 31 December 2002. The Board believes that embedded value is the most appropriate measure of fair value.

Loan repayments of £705,000 were received during the year and at 30 September 2003, £1,855,000 of the outstanding loan balance of £9,057,000 due from Century Group Limited is due for repayment within one year. During the year the Group invested £2,180,000 of capital in private equity partnerships and funds, while repayments of £2,367,000 were received from realisations made by private equity partnerships and funds.

A further provision of £5,150,000 was made during the year against the Group's investment in Enhanced Zero Trust PLC.

| | Subsidiary undertakings (unlisted) £'000 | Own shares (listed) £'000 | Other investments (unlisted) £'000 | Total £'000 |
|---|---|---|---|---|
| **Company** | | | | |
| **Shares** | | | | |
| At 1 October 2002 | 272,451 | 40 | 8,512 | 281,003 |
| Additions: increase in existing subsidiary undertakings | 1,706 | – | – | 1,706 |
| investment in private equity partnerships | – | – | 2,180 | 2,180 |
| Provisions for impairment | (35,709) | (2) | (5,150) | (40,861) |
| Disposals | (10) | – | (639) | (649) |
| **At 30 September 2003** | **238,438** | **38** | **4,903** | **243,379** |
| **Loans** | | | | |
| At 1 October 2002 | 170,905 | – | 9,762 | 180,667 |
| Discount released | 9,864 | – | – | 9,864 |
| Repaid | – | – | (705) | (705) |
| **At 30 September 2003** | **180,769** | **–** | **9,057** | **189,826** |
| **Net book value** | | | | |
| At 30 September 2003 | | | | |
| At cost | 419,207 | – | 13,960 | 433,167 |
| At valuation | – | 38 | – | 38 |
| | **419,207** | **38** | **13,960** | **433,205** |
| At 30 September 2002 | | | | |
| At cost | 443,356 | – | 18,274 | 461,630 |
| At valuation | – | 40 | – | 40 |
| | **443,356** | **40** | **18,274** | **461,670** |

The additions to the subsidiary undertakings represents the subscription of additional share capital in Aberdeen Fund Managers Inc.

Provisions for impairment of subsidiary undertakings includes £28,526,000 relating to the disposal of management contracts by Aberdeen Unit Trust Managers Limited (note 4) and a provision of £7,183,000 against the investment in Asset Value Investors Limited. A further provision of £5,150,000 was made during the year against the Company's investment in Enhanced Zero Trust PLC.

Of the other investments loan balance at 30 September 2003, £1,855,000 is due for repayment within one year.

On 30 November 2000, the Company subscribed for Discounted Convertible Unsecured Loan Stock 2030 issued by Aberdeen Murray Johnstone Limited. The principal amount of the loan stock is £172,950,000 and the cost to the Company was £150,000,000. During the year a discount of £9,864,000 (2002 – £11,743,000) was added to the cost of the investment.

At 30 September 2003, 54,000 own shares of 10p, which were not conditionally gifted, under option or held for the beneficial ownership of employees, were held by the company's Share Incentive Plan (market value £38,000). The rights to dividends on these shares have been waived until such time that they are held beneficially by the employees.

The principal companies in which the Group interest was more than 10% at 30 September 2003 were as follows:

| Subsidiary undertakings | Principal activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Asia Limited | Fund management | 100 | Singapore | Singapore |
| Aberdeen Asset Management Holdings Limited [1] | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Management Limited [2] | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Managers (C.I.) Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Jersey Limited [3] | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Limited | Fund management | 100 | Scotland | UK |
| Aberdeen Celexa Holdings AB [4] | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Fund Managers, Inc | Fund management | 100 | USA | USA |
| Aberdeen International (IoM) Life Assurance Limited | Life assurance | 100 | Isle of Man | Isle of Man |
| Aberdeen International Fund Managers Limited | Fund distribution | 100 | Hong Kong | Hong Kong |
| Aberdeen International Limited * | Long term assurance | 100 | Guernsey | Guernsey |
| Aberdeen International Management Ireland Limited | Fund management | 100 | Ireland | Ireland |
| Aberdeen Murray Johnstone Limited [5] | Fund management | 100 | Scotland | UK |
| Aberdeen Private Wealth Management Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Property Investors Continental Europe BV [4] | Property asset management | 100 | Netherlands | Netherlands |
| Aberdeen Property Investors International Limited | Property asset management | 100 | England | UK |
| Aberdeen Property Investors Limited [6] | Property asset management | 100 | England | UK |
| Aberdeen Property Investors Nordic AB [7] | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Property Investors UK Limited [4] | Property asset management | 100 | Scotland | UK |
| Aberdeen Unit Trust Managers Limited | Unit trust management | 100 | England | UK |
| Asset Value Investors Limited | Fund management | 100 | England | UK |

[1] Held by Aberdeen Asset Managers Jersey Limited
[2] Held by Aberdeen Asset Management Holdings Limited
[3] Held by Aberdeen Private Wealth Management Limited
[4] Held by Aberdeen Property Investors International Limited
[5] Includes the Murray Johnstone Group of companies
[6] Held by Aberdeen Property Investors UK Limited
[7] Held by Aberdeen Celexa Holdings AB
* The year end of the company is 31 March

All of the above investments consist of holdings of ordinary share capital. The Company also owns 100% of the deferred shares issued by Aberdeen Unit Trust Managers Limited and holds investments in other subsidiary undertakings, the results of which are not significant in the Group context.

A full list of the Group companies will be included in the Company's annual return.

| Associated undertakings | Principal activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Company Limited | Fund management | 40 | Thailand | Thailand |
| Apollo Investment Management Limited | Fund management | 33 | Guernsey | Singapore |
| Euractions Management Limited | Fund management | 50 | Scotland | UK |

| | | 2003 | 2002 |
|---|---|---|---|
| 14. | **Stocks** | **£'000** | **£'000** |
| | Units in managed funds | **192** | **720** |

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | **2003** | **2002** | **2003** | **2002** |
| 15. | **Debtors** | **£'000** | **£'000** | **£'000** | **£'000** |
| | Amounts due within one year | | | | |
| | Unit trust trustees for units liquidated | 731 | 4,162 | – | – |
| | Debtors for unit sales | 9,511 | 5,207 | – | – |
| | | 10,242 | 9,369 | – | – |
| | Other trade debtors | 9,605 | 27,354 | 328 | 506 |
| | Amounts due by subsidiary undertakings | – | – | 30,479 | 77,713 |
| | Other debtors | 3,880 | 3,833 | 2,234 | 1,947 |
| | Deferred tax assets (note 24) | 344 | – | – | – |
| | Prepayments and accrued income | 15,910 | 15,251 | 1,667 | 2,386 |
| | | **39,981** | **55,807** | **34,708** | **82,552** |

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | **2003** | **2002** | **2003** | **2002** |
| 16. | **Current asset investments** | **£'000** | **£'000** | **£'000** | **£'000** |
| | Listed on London Stock Exchange | 812 | 927 | 812 | 927 |
| | Unlisted | 2,000 | 2,005 | – | 2,000 |
| | | **2,812** | **2,932** | **812** | **2,927** |

The market value of listed investments held at the balance sheet date was £997,000 (2002 – £995,000).

| | | 2003 | Change in year | 2002 | Change in year | 2001 |
|---|---|---|---|---|---|---|
| 17. | **Analysis of the balances of cash as shown in the balance sheet** | **£'000** | **£'000** | **£'000** | **£'000** | **£'000** |
| | Cash at bank and in hand | 23,003 | (9,487) | 32,490 | (14,673) | 47,163 |
| | Bank overdrafts | (29,517) | (15,987) | (13,530) | (13,530) | – |
| | | **(6,514)** | **(25,474)** | **18,960** | **(28,203)** | **47,163** |

| | 2003 | 2002 |
|---|---|---|
| **Analysis of the changes in cash** | **£'000** | **£'000** |
| Net cash outflow before adjustment for the effects of foreign exchange rates | (25,413) | (25,856) |
| Effects of foreign exchange rate changes | (61) | (2,347) |
| | **(25,474)** | **(28,203)** |

| 18. Share capital | 2003 £'000 | 2002 £'000 |
|---|---|---|
| **Authorised:** | | |
| Ordinary shares of 10p | 33,500 | 33,500 |
| 5.25% Redeemable preference shares of £1 | 39,000 | 39,000 |
| Deferred shares of 10p | 1,250 | 1,250 |
| Performance shares of 50p | 1,250 | 1,250 |
| | **75,000** | **75,000** |
| **Allotted, called up and fully paid:** | | |
| Ordinary shares of 10p | 17,691 | 17,554 |
| 5.25% Redeemable preference shares of £1 | 10,343 | 20,685 |
| Performance shares of 50p | – | 172 |
| | **28,034** | **38,411** |

On 31 October 2002 10,342,000 redeemable preference shares of £1 were redeemed at par. This amount has been transferred to the capital redemption reserve.

On 23 December 2002 576 ordinary shares of 10p were issued in respect of the conversion of Convertible Bonds 2007 to the value of £3,000. The conversion price was £5.20 per share.

During the year, 274,500 performance shares of 50p converted into 1,372,500 ordinary shares of 10p and 69,500 performance shares of 50p converted into 347,500 deferred shares. The ordinary shares vested in individual holders and the deferred shares which were valueless were cancelled. The Performance share scheme has now been terminated.

The redeemable preference shares have no votes and are entitled to a fixed dividend of 5.25% per annum, payable quarterly in arrears on 31 January, 30 April, 31 July and 31 October. They were redeemed at par on 31 October 2003.

The following share options granted under the 1994 Executive Share Option Scheme were in place at 30 September 2003:

| Date option granted | Option price per share | Period of exercise | Number of shares Total | Number of shares Directors |
|---|---|---|---|---|
| 30 March 1994 | 91p | 30 March 1999 – 29 March 2004 | 592,500 | 260,000 |
| 9 July 1998 | 121p | 9 July 2003 – 9 July 2008 | 416,000 | 60,000 |
| 20 January 1999 | 101p | 20 January 2004 – 20 January 2009 | 1,650,000 | 250,000 |
| 8 December 1999 | 235p | 8 December 2004 – 8 December 2009 | 165,500 | – |
| 8 December 1999 | 261p | 8 December 2004 – 8 December 2009 | 1,839,500 | 340,000 |
| 26 June 2000 | 531p | 26 June 2003 – 26 June 2010 | 1,535,000 | 475,000 |
| 6 December 2000 | 545p | 6 December 2003 – 6 December 2010 | 41,500 | – |
| 6 December 2000 | 556p | 6 December 2003 – 6 December 2010 | 263,500 | – |
| 5 June 2001 | 584p | 5 June 2004 – 5 June 2011 | 163,800 | – |
| 5 June 2001 | 585p | 5 June 2004 – 5 June 2011 | 1,408,700 | 320,000 |
| 10 June 2002 | 261p | 10 June 2005 – 10 June 2012 | 921,500 | – |
| 11 June 2003 | 59p | 11 June 2006 – 11 June 2013 | 3,543,000 | – |

Options may only be exercised if the Remuneration Committee is satisfied that earnings per share, before goodwill amortisation, impairment provisions and exceptional items have increased over a period of three years or longer by 5% per annum in excess of the average growth in the stock markets in which the Group's assets under management are invested.

Full details of options held by Directors who served during the financial year are given in the Remuneration Report on pages 23 to 28.

| 19. Reserves | Share premium account £'000 | Revaluation reserve £'000 | Capital redemption reserve £'000 | Merger reserve £'000 | Other reserve £'000 | Profit & loss account £'000 |
|---|---|---|---|---|---|---|
| **Group** | | | | | | |
| At beginning of year | 19,203 | 12,358 | 10,395 | 133,994 | – | (7,173) |
| Arising on the issue of shares | 2 | – | – | – | – | – |
| Revaluation of fixed asset investments (note 13) | – | 3,171 | – | – | – | – |
| Redemption of share capital | – | – | – | – | – | (10,342) |
| Arising on redemption of share capital | – | – | 10,377 | – | – | – |
| Retained loss for year | – | – | – | – | – | (22,525) |
| Exchange gains | – | – | – | – | – | 1,102 |
| **At 30 September 2003** | **19,205** | **15,529** | **20,772** | **133,994** | **–** | **(38,938)** |
| **Company** | | | | | | |
| At beginning of year | 19,203 | – | 10,395 | 52,518 | 12,302 | 18,899 |
| Arising on the issue of shares | 2 | – | – | – | – | – |
| Redemption of share capital | – | – | – | – | – | (10,342) |
| Arising on redemption of share capital | – | – | 10,377 | – | – | – |
| Transfer on realisation | – | – | – | – | (12,302) | 12,302 |
| Retained profit for year | – | – | – | – | – | 2,772 |
| **At 30 September 2003** | **19,205** | **–** | **20,772** | **52,518** | **–** | **23,631** |

At the beginning of the year the amount shown in other reserve represented the unrealised gain on the sale of an investment to another company within the Group. This was treated as unrealised until such time as the purchasing company settled the purchase consideration and hence this amount has now been transferred to the profit and loss account.

The cumulative amount of goodwill written off against reserves in respect of acquisitions prior to 1 October 1998 when FRS 10: *Goodwill and intangible assets* was adopted, amounts to £13,818,000 (2002 – £13,818,000).

| 20. Reconciliation of movements in shareholders' funds | Group 2003 £'000 | Group 2002 £'000 | Company 2003 £'000 | Company 2002 £'000 |
|---|---|---|---|---|
| (Loss) profit for the financial year | (14,862) | 6,878 | 10,435 | 20,621 |
| Dividends | (7,663) | (11,632) | (7,663) | (11,632) |
| Retained (loss) profit for the year | (22,525) | (4,754) | 2,772 | 8,989 |
| Translation of foreign currency net investments | 1,102 | (735) | – | – |
| Issue of share capital | 2 | 831 | 2 | 831 |
| Redemption of preference shares | (10,342) | (10,343) | (10,342) | (10,343) |
| Cancellation of performance shares | – | (152) | – | (152) |
| Revaluation of fixed asset investments | 3,171 | 2,521 | – | 2,465 |
| Net (decrease) increase in shareholders' funds | **(28,592)** | **(12,632)** | **(7,568)** | **1,790** |
| Opening shareholders' funds | 207,188 | 219,820 | 151,728 | 149,938 |
| Closing shareholders' funds | **178,596** | **207,188** | **144,160** | **151,728** |

| 21. Creditors: due within one year | Group 2003 £'000 | Group 2002 £'000 | Company 2003 £'000 | Company 2002 £'000 |
|---|---|---|---|---|
| Unit trust trustees for units created | 688 | 3,499 | – | – |
| Creditors for unit repurchases | 4,538 | 11,051 | – | – |
| | 5,226 | 14,550 | – | – |
| Bank overdraft | 29,517 | 13,530 | 133,713 | 138,729 |
| Bank term loans | 26,455 | 26,664 | 25,973 | 26,664 |
| 7% Convertible subordinated loan notes | 19,562 | 23,888 | 19,562 | 23,888 |
| Other trade creditors | 3,869 | 5,699 | 2,125 | 3,143 |
| Accruals | 23,501 | 26,140 | 9,066 | 4,495 |
| UK Corporation tax | 16,400 | 8,463 | 12,372 | 6,404 |
| Non UK taxation | 1,380 | 2,623 | – | – |
| Tax and social security | 2,912 | 2,011 | 976 | – |
| Dividends payable | 3,629 | 3,957 | 3,629 | 3,957 |
| Deferred consideration due on acquisition | 1,000 | 600 | 1,000 | 600 |
| Other creditors | 9,921 | 6,763 | 3,412 | 1,014 |
| | **143,372** | **134,888** | **211,828** | **208,894** |

The Company's bank balance is part of a group working capital facility in support of which cross guarantees are provided by certain subsidiary undertakings. At 30 September 2003 the net amount guaranteed under this arrangement was £nil (2002 – £nil). The Company's term loan is supported by guarantees from certain subsidiary undertakings in favour of Bank of Scotland.

US$37.5 million 7% Convertible Subordinated Loan Notes were issued to The Phoenix Companies, Inc on 15 April 1996. The Company repaid $5,000,000 of the Loan Notes during the year and a further $5,000,000 was repaid subsequent to the year end. The Loan Notes are convertible at any time, at the option of the holder, into a maximum of 15,116,279 ordinary shares at a price of US $2.15. The Company has the option to extend all or part of the Loan Notes for a maximum of two years to 29 March 2005. The current extension runs to 29 March 2004. The Company currently expects that it will exercise its option to extend the term. However, no formal notice to this effect has yet been served and therefore the debt has been classified as due within one year. The Company has entered into currency swap arrangements to hedge the exchange risk related to the Loan Note liability.

| 22. Creditors: due after more than one year | Group 2003 £'000 | Group 2002 £'000 | Company 2003 £'000 | Company 2002 £'000 |
|---|---|---|---|---|
| Bank term loans | 25,272 | 96,071 | 25,000 | 96,071 |
| 5.875% Convertible bonds 2007 | 99,997 | 100,000 | 99,997 | 100,000 |
| Issue costs on convertible bonds | (2,468) | (3,212) | (2,468) | (3,212) |
| Floating rate guaranteed unsecured loan stock | 10,000 | 10,000 | 10,000 | 10,000 |
| Non UK taxation | – | 10 | – | – |
| Other creditors | – | 1,980 | 559 | 333 |
| | **132,801** | **204,849** | **133,088** | **203,192** |

£10m floating rate guaranteed unsecured loan stock was issued to Life Assurance Holding Corporation in part consideration of the Company's acquisition of G Developments Limited on 3 June 2001. The loan stock is repayable on 30 June 2006 and bears interest at the rate of 1% above six month LIBOR.

£100 million 5.875% Convertible Bonds 2007 were issued on 14 January 2002. The bonds are convertible into ordinary shares at any time, at the option of the holders, at an initial conversion price of 520p per share. Unless previously redeemed, purchased and cancelled, or converted, the Bonds are redeemable on 14 January 2007 at their principal amount. £3,000 of Bonds were converted during the year.

The Group's borrowings are subject to a number of covenants which, in accordance with standard practice, are reviewed and discussed with the lenders from time to time. The Board, having regard to its business plans, is confident that the Group will continue to comply with applicable covenants for the forseeable future.

| Bank loans | Group 2003 £'000 | Group 2002 £'000 | Company 2003 £'000 | Company 2002 £'000 |
|---|---|---|---|---|
| Payable within 2 – 5 years | – | 64,055 | – | 64,055 |
| Payable within 1 – 2 years | 25,272 | 32,016 | 25,000 | 32,016 |
| | 25,272 | 96,071 | 25,000 | 96,071 |
| Payable within one year (note 21) | 26,455 | 26,664 | 25,973 | 26,664 |
| | **51,727** | **122,735** | **50,973** | **122,735** |
| **Analysis of changes in bank term loans during the year:** | | | | |
| At 1 October 2002 | 122,735 | 194,596 | 122,735 | 194,596 |
| New loans drawn | 754 | – | – | – |
| Instalments repaid | (71,762) | (71,861) | (71,762) | (71,861) |
| At 30 September 2003 | **51,727** | **122,735** | **50,973** | **122,735** |

| Analysis of changes in net debt | At 1 October 2002 | Cash flow | Other non-cash changes | Exchange movement | At 30 September 2003 |
|---|---|---|---|---|---|
| Cash at bank and in hand | 32,490 | (9,426) | – | (61) | 23,003 |
| Bank overdraft | (13,530) | (15,987) | – | – | (29,517) |
| | 18,960 | (25,413) | – | (61) | (6,514) |
| Debt due within one year | (26,664) | 26,182 | (25,973) | – | (26,455) |
| Convertible debt due within one year | (23,888) | 3,163 | – | 1,163 | (19,562) |
| Debt due after more than one year | (106,071) | 44,826 | 25,973 | – | (35,272) |
| Convertible debt due after more than one year | (96,788) | – | (741) | – | (97,529) |
| | (253,411) | 74,171 | (741) | 1,163 | (178,818) |
| **Total** | **(234,451)** | **48,758** | **(741)** | **1,102** | **(185,332)** |

**23. Financial instruments**

Interest rate and currency risk profiles

The interest rate and currency profiles of the Group's financial liabilities at 30 September were as follows:

| | 2003 Fixed rate £'000 | Variable rate £'000 | No interest £'000 | Total £'000 |
|---|---|---|---|---|
| Sterling | | | | |
| Bank overdrafts | – | 29,517 | – | 29,517 |
| Bank term loans | 51,727 | – | – | 51,727 |
| 5.875% Convertible Bonds 2007 | 99,997 | – | – | 99,997 |
| Floating rate guaranteed unsecured loan stock | – | 10,000 | – | 10,000 |
| Deferred consideration | – | 1,000 | – | 1,000 |
| | 151,724 | 40,517 | – | 192,241 |
| US dollar | 19,562 | – | – | 19,562 |
| | **171,286** | **40,517** | **–** | **211,803** |

| | 2002 | | | |
|---|---|---|---|---|
| | Fixed rate | Variable rate | No interest | Total |
| | £'000 | £'000 | £'000 | £'000 |
| Sterling | | | | |
| Bank overdraft | – | 13,530 | – | 13,530 |
| Bank term loans | 88,583 | 34,152 | – | 122,735 |
| 5.875% Convertible Bonds 2007 | 100,000 | – | – | 100,000 |
| Floating rate guaranteed unsecured loan stock | – | 10,000 | – | 10,000 |
| Deferred consideration | – | – | 600 | 600 |
| | 188,583 | 57,682 | 600 | 246,865 |
| US dollar | 23,888 | – | – | 23,888 |
| | **212,471** | **57,682** | **600** | **270,753** |

The sterling liabilities comprise the Loan Stock, which bears interest at a variable rate of 1% above LIBOR to the date of repayment, the Convertible Bonds 2007 which bear interest at a fixed rate of 5.875% p.a. and the bank term loans (note 22). Interest on the term loans is at a variable rate of 2% above LIBOR on £25,973,000, and 1.5% above LIBOR on £25,000,000 but the Group has undertaken a cross-currency interest rate swap on £74.3 million (2002 – £88.6 million) with the effect of fixing the interest rate at 5.03% plus the appropriate margin. The interest on this swap is payable in US dollars while the principal amount of the loan remains denominated in Sterling. The swap was terminated at no cost to the Group on 23 October 2003.

The US dollar liabilities, comprising the Convertible Loan Notes, bear interest at a rate of 7.5% pa.

The interest rate and currency profiles of the Group's financial assets at 30 September were as follows:

| | 30 September 2003 | | | 30 September 2002 | | |
|---|---|---|---|---|---|---|
| | Floating rate | No interest | Total | Floating rate | No interest | Total |
| | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 |
| Sterling | 10,904 | 31,829 | 42,733 | 17,985 | 35,300 | 53,285 |
| US dollar | 1,903 | 259 | 2,162 | 7,849 | 291 | 8,140 |
| Euro currencies | 364 | 1,078 | 1,442 | 407 | 752 | 1,159 |
| Other currencies | 10,038 | 3,494 | 13,532 | 6,495 | 3,343 | 9,838 |
| Total | **23,209** | **36,660** | **59,869** | **32,736** | **39,686** | **72,422** |

The no interest financial assets do not have a maturity date. They principally comprise fixed asset investments. The floating rate financial assets principally comprise cash and deposit balances which earn interest at rates which fluctuate according to money market rates.

The fair values of the financial assets and liabilities, other than the Group's investment in Lombard, are not materially different to their carrying amounts. Embedded value is considered to be the best estimate of fair value of the Group's investment in Lombard. The latest such valuation was carried out at 31 December 2002. It is not practicable to obtain the fair value at 30 September 2003.

**Foreign net investment**

The majority of the Group's subsidiaries use sterling as their reporting currencies. The foreign currency net monetary assets (liabilities) of subsidiaries which adopt a different reporting currency are as follows:

| | Total 2003 | Total 2002 |
|---|---|---|
| | £'000 | £'000 |
| US dollar | 3,229 | 4,632 |
| Singapore dollar | 1,881 | (1,400) |
| Australian dollar | 1,851 | 1,904 |
| Euro currencies | 1,036 | (45) |
| Other | 7,344 | 3,109 |

Financial instruments are defined in the Financial Review at page 18.

**24. Provisions for liabilities and charges**

| | Provision for liabilities on pension scheme £'000 | Deferred taxation £'000 | Total £'000 |
|---|---|---|---|
| **Group** | | | |
| At 1 October 2002 | 5,499 | 1,413 | 6,912 |
| Utilised in the year | (1,320) | – | (1,320) |
| Reclassification of opening balance | – | (100) | (100) |
| Credit to profit and loss account | – | (1,313) | (1,313) |
| **At 30 September 2003** | **4,179** | **–** | **4,179** |

| | Deferred taxation £'000 |
|---|---|
| **Company** | |
| At 1 October 2002 | 2,196 |
| Credit to profit and loss account | (2,196) |
| **At 30 September 2003** | – |

The elements of deferred taxation are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2003 £'000 | 2002 £'000 | 2003 £'000 | 2002 £'000 |
| Deficit on defined benefit pension scheme (note 27) | (1,254) | (1,650) | – | – |
| Accelerated capital allowances | – | 345 | – | 345 |
| Other timing differences | 910 | 2,718 | – | 1,851 |
| Deferred tax (asset) liability (note 15) | **(344)** | **1,413** | **–** | **2,196** |

There are unrecognised deferred tax assets in the UK of £1,945,000 (2002 – £821,000) and in certain overseas subsidiary undertakings of £800,000 (2002 – £1,700,000).

**25. Assets of long-term life assurance business**

The assets of the long-term life assurance business held to meet liabilities to policyholders, based on market values, were:

| | Group | | | |
|---|---|---|---|---|
| | Isle of Man £'000 | Aberdeen International £'000 | 2003 Total £'000 | 2002 £'000 |
| Listed investments | 27,697 | 17,557 | 45,254 | 57,396 |
| Unit trusts | 129,238 | 18,233 | 147,471 | 146,414 |
| Unlisted investments | 1,224 | 6,248 | 7,472 | 7,009 |
| Cash and deposits | 36,116 | 11,649 | 47,765 | 43,003 |
| Other (liabilities) assets | (634) | – | (634) | 2,002 |
| | **193,641** | **53,687** | **247,328** | **255,824** |

| Analysis of long-term business technical account | Group<br>Isle of Man<br>£'000 | Aberdeen International<br>£'000 | 2003<br>Total<br>£'000 | 2002<br>£'000 |
|---|---|---|---|---|
| Premium income | 7,819 | 136 | 7,955 | 19,334 |
| Investment income, gains and losses | 16,841 | 1,813 | 18,654 | (18,365) |
| Claims and benefits | (25,644) | (1,661) | (27,305) | (40,540) |
| Commission and administration | (3,921) | (319) | (4,240) | (4,088) |
| Transfer out of fund | (4,000) | – | (4,000) | (13,950) |
| Movement in escrow provision | 440 | – | 440 | – |
| Decrease in fund | (8,465) | (31) | (8,496) | (57,609) |
| Fund brought forward | 202,106 | 53,718 | 255,824 | 56,521 |
| Funds at date of acquisition | – | – | – | 256,912 |
| Fund carried forward | **193,641** | **53,687** | **247,328** | **255,824** |

**26. Commitments**

**Operating leases**

The Group and Company have commitments for payments in the next year under operating leases which expire as follows:

| | Land and buildings<br>2003<br>£'000 | Land and buildings<br>2002<br>£'000 | Motor vehicles and plant and equipment<br>2003<br>£'000 | Motor vehicles and plant and equipment<br>2002<br>£'000 |
|---|---|---|---|---|
| **Group** | | | | |
| Within one year | 210 | 1,238 | 2 | 16 |
| Between two and five years | 1,285 | 974 | 97 | 6 |
| After five years | 3,719 | 3,554 | – | – |
| | **5,214** | **5,766** | **99** | **22** |
| **Company** | | | | |
| Within one year | 27 | 44 | – | – |
| Between two and five years | – | 18 | – | – |
| After five years | 2,874 | 2,803 | – | – |
| | **2,901** | **2,865** | **–** | **–** |

**27. Pension costs**

The Group has applied the phased transitional rules under Financial Reporting Standard 17: Retirement Benefits ("FRS 17"). The disclosures given in (a) are those required under Statement of Standard Accounting Practice 24: Accounting for pension costs, whilst disclosures required under FRS 17, to the extent not given in (a) are set out in (b).

a) The Group operates two defined benefit schemes in the UK, the CGA Staff Pension Fund, and the Murray Johnstone Retirement Benefits Plan. Both schemes are closed to new membership and to future service accruals. The Group also operates three defined contribution schemes world-wide.

The total contributions charged to profit in respect of the schemes operated by the Group were as follows:

| | 2003<br>£'000 | 2002<br>£'000 |
|---|---|---|
| a) In respect of the Group's money purchase schemes:<br>Pension cost charged to profit on ordinary activities | **3,750** | **4,332** |
| b) In respect of the Group's defined benefit schemes:<br>Pension cost charged to profit on ordinary activities | **145** | **145** |

**CGA Staff Pension Fund**

The cost was based on the independent actuarial valuation carried out as at 30 September 2003, made by a qualified actuary. The main assumptions were:

| | |
|---|---|
| Discount rate | 5.5% |
| Pensions increases | 2.75% |
| Price inflation | 2.75% |

The market value of the scheme's assets at 30 September 2003 was £3,499,000 and the actuarial value of these assets represented 70% of the value of the benefits that had accrued to members. The Company has agreed to make contributions of £145,000 annually until 2012 to bring the scheme back to 100% funding on the MFR basis.

**Murray Johnstone Retirement Benefits Plan**

A full actuarial valuation was carried out at 30 June 2001, by a qualified independent actuary. The main assumptions were:

| | | |
|---|---|---|
| Discount rate | – before retirement | 7.25% |
| | – after retirement | 6.00% |
| Pensions increases | | 2.75% |
| Salary inflation | | 4.75% |
| Price inflation | | 2.75% |

The market value of the scheme's assets at 30 June 2001 was £26,954,000 and the actuarial value of these assets represented 82% of the value of the benefits that had accrued to members. There is now no further accrual of benefits in the scheme. From June 2003 the Company has agreed to make contributions of £160,000 monthly to bring the Scheme back to 100% funding on the MFR basis. Prior to this date the Company had been making monthly contributions at the agreed rate of £85,000.

b) A full actuarial valuation was carried out at 30 June 2001 in respect of the Murray Johnstone Retirement Benefits Plan, and updated to 30 September 2003 by a qualified independent actuary. A full actuarial valuation was carried out at 1 April 2001 in respect of the CGA Staff Pension Fund, and updated to 30 September 2003 by a qualified independent actuary.

The financial assumptions used by the actuaries to calculate scheme liabilities under FRS 17 were (in nominal terms):

| | Murray Johnstone Retirement Benefits Plan At 30 Sep 2003 | Murray Johnstone Retirement Benefits Plan At 30 Sep 2002 | CGA Staff Pension Fund At 30 Sep 2003 | CGA Staff Pension Fund At 30 Sep 2002 |
|---|---|---|---|---|
| Valuation method | Projected unit | Projected unit | Projected unit | Projected unit |
| Discount rate | 5.50% | 5.75% | 5.50% | 5.75% |
| Pension increases | | | | |
| – pre July 1997 accrual | 5.00% | 5.00% | 5.00% | 5.00% |
| – post July 1997 accrual | 2.75% | 2.25% | 2.75% | 2.25% |
| Contributory salary increases | 4.75% | 4.25% | n/a | n/a |
| Price inflation | 2.75% | 2.25% | 2.75% | 2.25% |

The assumptions used by the actuaries are considered to represent the best estimates chosen from a range of actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

**Projected Position**

The market value at 30 September 2003 of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain were:

| | Murray Johnstone Retirement Benefits Plan | | | | CGA Staff Pension Fund | | | |
|---|---|---|---|---|---|---|---|---|
| | At 30 Sep 2003 | | At 30 Sep 2002 | | At 30 Sep 2003 | | At 30 Sep 2002 | |
| | % | £'000 | % | £'000 | % | £'000 | % | £'000 |
| Equities | 7.00% | 13,729 | 6.75% | 16,347 | 7.00% | 830 | 6.75% | 681 |
| Bonds | 4.00% | 5,801 | 3.75% | 1,619 | 4.00% | 2,603 | 3.75% | 2,787 |
| Cash | 2.75% | 1,962 | 3.25% | 1,064 | 2.75% | 66 | 3.25% | 41 |
| Total market value of assets | | 21,492 | | 19,030 | | 3,499 | | 3,509 |
| Actuarial value of liabilities | | (45,456) | | (38,874) | | (5,006) | | (4,796) |
| Deficits in the schemes | | (23,964) | | (19,844) | | (1,507) | | (1,287) |
| Related deferred tax assets | | 7,189 | | 5,953 | | 452 | | 386 |
| Net pension liabilities | | (16,775) | | (13,891) | | (1,055) | | (901) |

The percentages above represent the long term rate of return on the scheme assets.

The amount of this net pension liability would have a consequential effect on net assets and the profit and loss account as set out in the table below:

| | Net assets 2003 | Profit and loss account 2003 | Net assets 2002 | Profit and loss account 2002 |
|---|---|---|---|---|
| **Effect on Consolidated Group Balance Sheet** | **£'000** | **£'000** | **£'000** | **£'000** |
| Excluding pension liabilities | 178,596 | (38,938) | 207,188 | (7,173) |
| Pension liability | (17,830) | (17,830) | (14,792) | (14,792) |
| SSAP 24 pension liability | 2,925 | 2,925 | 3,849 | 3,849 |
| Including pension liabilities | **163,691** | **(53,843)** | **196,245** | **(18,116)** |

An element of the deficit relating to the Murray Johnstone scheme was recognised at the date of acquisition of the Murray Johnstone Group. A provision of £6,020,000 (£4,214,000 net of deferred tax) was made at this time, and is included within Provisions for liabilities and charges (note 24). This provision is being released in line with contributions now being made.

| | Murray Johnstone Retirement Benefits Plan 2003 | Murray Johnstone Retirement Benefits Plan 2002 | CGA Staff Pension Fund 2003 | CGA Staff Pension Fund 2002 |
|---|---|---|---|---|
| **Movement in deficit during the year** | **£'000** | **£'000** | **£'000** | **£'000** |
| Deficit in scheme at beginning of year | (19,844) | (11,100) | (1,287) | (878) |
| Movement in year: | | | | |
| Contributions | 1,395 | 614 | 145 | 145 |
| Net interest cost | (996) | (509) | (117) | (69) |
| Actuarial loss | (4,519) | (8,849) | (248) | (485) |
| Deficit in scheme at end of year | **(23,964)** | **(19,844)** | **(1,507)** | **(1,287)** |

**Amount charged to operating (loss) profit**

If FRS 17 had been adopted the amount charged to operating (loss) profit would have been £nil (2002 – £nil) in respect of both schemes.

| Analysis of net return on pension scheme | 2003 £'000 | 2002 £'000 | 2003 £'000 | 2002 £'000 |
|---|---|---|---|---|
| Expected return on pension scheme assets | 1,209 | 1,601 | 148 | 213 |
| Interest on pension liabilities | (2,205) | (2,110) | (265) | (282) |
| Net return | **(996)** | **(509)** | **(117)** | **(69)** |

| Analysis of amount recognised in statement of total recognised gains and losses | 2003 £'000 | 2002 £'000 | 2003 £'000 | 2002 £'000 |
|---|---|---|---|---|
| Actual return less expected return on assets | 927 | (5,447) | 85 | (350) |
| Experience gains and losses on liabilities | (51) | 173 | 60 | 92 |
| Changes in assumptions | (5,395) | (3,575) | (393) | (227) |
| Net loss recognised | **(4,519)** | **(8,849)** | **(248)** | **(485)** |

| History of experience gains and losses | Murray Johnstone Retirement Benefits Plan 2003 £'000 | Murray Johnstone Retirement Benefits Plan 2002 £'000 | CGA Staff Pension Fund 2003 £'000 | CGA Staff Pension Fund 2002 £'000 |
|---|---|---|---|---|
| Difference between actual and expected return on scheme assets: | 927 | (5,447) | 85 | (350) |
| Percentage of year end market value of scheme assets | 4.3% | (28.6%) | 2.4% | (10.0%) |
| Experience gains and losses on scheme liabilities: | (51) | 173 | 60 | 92 |
| Percentage of year end actuarial value of scheme liabilities | (0.1%) | 0.4% | 1.2% | 1.9% |
| Change in assumptions | (5,395) | (393) | (3,575) | (227) |
| Percentage of year end actuarial value of scheme liabilities | (11.9%) | (9.2%) | (7.9%) | (4.7%) |
| Total amount recognised in statement of total recognised gains and losses: | (4,519) | (248) | (8,849) | (485) |
| Percentage of year end actuarial value of scheme liabilities | (9.9%) | (22.8%) | (5.0%) | (10.1%) |

**28. Related party transactions**

Phoenix Investment Partners ("PIP") a subsidiary of The Phoenix Companies, Inc ("Phoenix") manages assets on behalf of the Group and during the year the value of these assets amounted to £36 million. PIP earned fees totalling £99,000 (2002 – £145,000) based on the value of assets managed, calculated on a monthly basis. Also, the Group acts as sub advisor to the £186 million international and global portfolio managed by PIP. During the year the Group earned £559,000 (2002 – £794,000) in sub-advisory fees which are based on the average value of the assets managed. As at 30 September 2003 the total amount due by PIP to the Group amounted to £49,000 (2002 – £49,000), and is included in debtors.

Phoenix has a substantial interest in the Company, as disclosed in the Directors' Report on page 19.

**29. Contingent liabilities**

The Group has acted as manager of a total of 20 split capital closed-end funds ("Splits") in recent years. The value of gross assets managed for Splits peaked at £3.4 billion (including £1.2 billion financed by borrowings) in January 2001. This represented 11.4% of the Group's total assets under management at that time and approximately 25% of the assets of the Splits sector as a whole.

At 30 September 2003 the Group managed assets of £514 million (including £160 million of borrowings) for 12 Splits, representing 2.5% of the Group's total assets under management.

Detailed disclosures were made in the financial statements for the year ended 30 September 2002 and the Listing Particulars dated 3 October 2003 in respect of contingent liabilities which might arise due to the involvement of various companies in the Group in the management and marketing of Splits, as manager of the Aberdeen Progressive Growth Unit Trust which invests primarily in zero dividend preference shares of a range of Splits ("Progressive") and in relation to the termination of the management contract for Real Estate Opportunities Limited ("REO"). The current position in regard to these matters is detailed below.

Aberdeen is one of numerous companies being investigated by the FSA in relation to Splits and certain representatives of Aberdeen have been interviewed. A similar investigation is being carried out in Jersey by investigators appointed by the Jersey Financial Services Commission. The Board remains of the belief that the Group has at all times acted with complete integrity and in accordance with all relevant regulations and laws.

The speculation that legal proceedings may be brought against a range of parties who have been involved in the Splits sector continues. No notice of any legal proceedings related to the Group's involvement in the Splits sector has been served against any member of the Group and any such proceedings would be defended robustly. Having taken legal advice and reviewed the present progress of regulatory proceedings, the Board does not consider that any provision is appropriate in respect of these investigations and potential actions.

In December 2002 Aberdeen received a letter from a Financial Ombudsman Service ("FOS") adjudicator regarding the sustainability of a number of "lead case" complaints in respect of Progressive. The letter sought observations from the Group, prior to the FOS making a provisional assessment, in relation to specific areas of concern expressed by the FOS regarding Progressive, which if sustained would be adverse to Aberdeen's interests. The FOS has the power to require compensation (limited to £100,000 in relation to each individual complaint) to be paid where it upholds the relevant complaint. Aberdeen replied to that letter in February 2003 and is now awaiting a response from the FOS. In this regard, given the advice of Aberdeen's solicitors and the lack of information as to both the number and value of claims, the Board considers it impossible to make any reasonable estimate of any potential liability of the Group. Accordingly, and as required by FRS 12, no provision for such claims has been made in these accounts.

The Group is working towards providing an uplift package to investors in Progressive, intended to take effect in August 2005, but no decision or commitment has been made in this respect.

To put this in context, the peak value of Progressive was approximately £80 million in September 2001. The portfolio is currently valued at some £33 million (2002 – £22 million), based on the market prices of individual holdings of zero dividend preference shares. However, the portfolio stands at a discount to the estimated underlying net asset values attributable to these holdings and, in the absence of any market movements or other change, this discount would be expected to narrow over time as maturity dates of individual holdings are reached.

On 3 April 2003, the board of Real Estate Opportunities Limited ("REO") announced it had terminated Aberdeen's management contract with immediate effect and indicated that it held Aberdeen liable for damages in respect of losses incurred on its income portfolio. No proceedings have been issued by REO. Aberdeen does not accept the validity of REO's termination without notice. Aberdeen has rejected the claim and, if proceedings are brought, they will be vigorously defended. Aberdeen has a claim for its accrued fees and for fees relating to the 12 months notice period provided for in the management contract. Having taken legal advice the Board considers that there is no need for any provision in respect of any action threatened by REO.

In the event that the contingent issues referred to above were to give rise to liabilities significantly in excess of the Group's insurance cover, certain asset sales would need to be considered. The Board is confident that, if this were to become necessary, such disposals could be achieved at above book value, including attributable goodwill. Whilst the position is necessarily uncertain, the Board considers, having regard to the above course of action open to them, that it is appropriate to prepare the accounts on a going concern basis.

**30. Post balance sheet events**

On 24 October 2003 the Company announced that its offer for the whole of the issued and to be issued ordinary share capital of Edinburgh Fund Managers Group plc ("Edinburgh") was unconditional. The acquisition was satisfied by the issue of up to 58,879,491 new ordinary shares, representing 2.05 shares for each Edinburgh share in issue and valued Edinburgh at approximately £36 million based on the closing price of Aberdeen shares on 4 September 2003. On acquisition, assets under management were approximately £3.3 billion.

Subsequent to the acquisition of Edinburgh, Aberdeen had agreed to sell the rights to manage the retail funds managed by the Edinburgh group, comprising unit trusts and OIECs valued at approximately £965 million, to New Star Asset Management Group Limited for £33 million, of which £27 million was received in cash and £6 million in New Star shares. This sale was completed on 31 October 2003.

On 7 October 2003 the Company completed the disposal of the entire share capital of Asset Value Investors Limited ("AVI"). The consideration for the sale was 30 per cent of the total gross revenues of AVI for the three years ended 30 September 2006.

# Five Year Summary

| | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 | £'000 |
| Turnover – business subject to variable margin | 62,718 | 115,721 | 182,094 | 180,179 | 127,117 |
| Turnover – fixed margin property management | – | – | – | 11,899 | 15,151 |
| **Total turnover** | 62,718 | 115,721 | 182,094 | 192,078 | 142,268 |
| Operating expenses | | | | | |
| – Business subject to variable margin | (45,517) | (80,245) | (123,192) | (123,771) | (109,469) |
| – Fixed margin property management | – | – | – | (11,030) | (13,781) |
| – Exceptional costs | (533) | – | (10,963) | (5,621) | (23,851) |
| Amortisation of goodwill | (820) | (1,251) | (12,610) | (19,640) | (18,430) |
| Provision for impairment of goodwill & intangible assets | – | – | – | – | (17,311) |
| Total administrative expenses | (46,870) | (81,496) | (146,765) | (160,062) | (182,842) |
| Other operating income – exceptional | – | – | – | 4,446 | – |
| Exceptional amounts written off investments | – | – | – | (2,651) | (5,376) |
| Operating profit before goodwill amortisation, impairment provisions & exceptional operating items | 17,201 | 35,476 | 58,902 | 57,277 | 19,018 |
| Amortisation of goodwill, impairment provisions & exceptional operating items | (1,353) | (1,251) | (23,573) | (23,466) | (64,968) |
| **Operating profit (loss)** | 15,848 | 34,225 | 35,329 | 33,811 | (45,950) |
| Profit on disposal of management contracts | – | – | – | – | 53,536 |
| Net interest payable | (540) | (264) | (10,740) | (15,533) | (13,985) |
| **Profit (loss) on ordinary activities before taxation** | 15,308 | 33,961 | 24,589 | 18,278 | (6,399) |
| Tax on profit (loss) on ordinary activities | (4,817) | (9,835) | (9,599) | (11,184) | (8,232) |
| **Profit (loss) on ordinary activities after taxation** | 10,491 | 24,126 | 14,990 | 7,094 | (14,631) |
| Minority interests - equity | – | – | (29) | (216) | (231) |
| **Profit (loss) for the financial year** | 10,491 | 24,126 | 14,961 | 6,878 | (14,862) |
| **Dividends** | | | | | |
| Ordinary dividends on equity shares | (8,508) | (14,679) | (17,582) | (10,500) | (7,074) |
| Preference dividends on non equity shares | – | – | (1,265) | (1,132) | (589) |
| | (8,508) | (14,679) | (18,847) | (11,632) | (7,663) |
| **Retained profit (loss) for financial year** | **1,983** | **9,447** | **(3,886)** | **(4,754)** | **(22,525)** |
| **Earnings (loss) per share – basic** | | | | | |
| Before goodwill amortisation, impairment provisions & exceptional items | 7.77p | 16.48p | 21.12p | 16.51p | 3.10p |
| After goodwill amortisation, impairment provisions & exceptional items | 6.98p | 15.67p | 8.51p | 3.29p | (8.76p) |
| **Earnings (loss) per share – diluted** | | | | | |
| Before goodwill amortisation, impairment provisions & exceptional items | 7.60p | 15.44p | 19.49p | 16.47p | 3.10p |
| After goodwill amortisation, impairment provisions & exceptional items | 6.89p | 14.71p | 8.26p | 3.28p | (8.76p) |
| **Dividend per share** | **5.5p** | **9.5p** | **10.5p** | **6.0p** | **4.0p** |
| **Assets under management at year end** | **£16.1bn** | **£21.9bn** | **£34.7bn** | **£23.7bn** | **£20.6bn** |

Turnover and operating profit (loss) arise wholly from continuing activities.

# Notice of Meeting

Notice is hereby given that the twenty-first Annual General Meeting of the Company will be held at The Beechwood Suite, The Hilton Aberdeen Treetops Hotel, 161 Springfield Road, Aberdeen AB15 7AQ at 12.30pm on Friday 23 January 2004 for the following purposes:

1. To receive the Directors' Report and Accounts for the year ended 30 September 2003, together with the Auditors' report thereon.

2. To declare a final dividend of 2 pence per ordinary share.

3. To reappoint KPMG Audit Plc as Auditors and to authorise the Directors to agree their remuneration.

4. To elect as a Director Mr M E Haylon who was appointed during the year.

5. To re-elect as a Director Mr M J Gilbert who retires by rotation.

6. To re-elect as a Director Sir Malcolm Rifkind who retires by rotation.

7. To re-elect as a Director Mr D H Waters who retires by rotation.

8. To re-elect as a Director Mr C G H Weaver who retires by rotation.

9. To approve the Remuneration Report.

10. To consider the following resolution which will be proposed as an Ordinary resolution:

    That the Directors be and are hereby generally and unconditionally authorised for the purpose of Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the Act) up to an aggregate nominal amount of £7,781,243 representing 33% of the present issued share capital provided that this authority shall expire (unless previously renewed varied or revoked by the Company in general meeting) at the next Annual General Meeting of the Company (the "Section 80 period") save that the Company may prior to the expiry of the Section 80 period make an offer or agreement which would or might require relevant securities to be allotted after the Section 80 period and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred by this resolution had not expired.

To consider the following resolutions which will be proposed as Special resolutions:

11. That, subject to the passing of the previous resolution, the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot and make offers or agreements to allot equity securities (as defined in Section 94(2) of the Act) for cash during the period (the "Section 89 period") at any time up to the next Annual General Meeting of the Company as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to (i) the allotment of up to an aggregate nominal amount of £1,178,976 representing 5% of the present issued ordinary share capital and (ii) the allotment of equity securities pursuant to a rights issue but so that the directors may, at any time prior to the expiry of the Section 89 period, make an offer or agreement which would or might require equity securities to be allotted after the expiry of the Section 89 period and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power had not expired.

12. That the Company is, pursuant to Section 166 of the Companies Act 1985, hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of ordinary shares of 10 pence each in the capital of the Company ("ordinary shares") provided that: -

    (1) the maximum number of ordinary shares hereby authorised to be purchased is 11,789,762, representing 5% of the issued ordinary share capital of the company;

(2) the minimum price which may be paid for ordinary shares is 10 pence per ordinary share;

(3) the maximum price which may be paid for an ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share derived from the London Stock Exchange Daily Official List for the ten business days immediately preceding the day on which the ordinary share is contracted to be purchased;

(4) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which contract to purchase will be executed wholly or partly after the expiry of such authority, and may make the purchase of the ordinary shares in pursuance of any such contract, and;

(5) the authority hereby conferred shall expire on the earlier of the date of the Annual General Meeting of the Company to be held in 2005 or 22 April 2005.

By order of the Board

S E Massie

**Scott E Massie**
Secretary
10 Queen's Terrace,
Aberdeen AB10 1YG
17 December 2003

Notes:

1. A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him. A proxy need not be a Member of the Company. A Form of Proxy, in order to be valid, must be delivered to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZR not later than 12.30pm Wednesday 21 January 2004.

2. The following documents are available for inspection during normal business hours at the Company's registered office on any weekday except Saturdays and public holidays, and at the place of the meeting for a period of fifteen minutes prior to the Annual General Meeting and during the meeting:

   (i) The Register of Directors' Interests and those of their families in the share capital of the Company.

   (ii) Copies of all contracts of service and letters of appointment of Directors of the Company.

3. Only those Members entered on the company's Register of Members not later than 12.30pm on 21 January 2004 or, if the meeting is adjourned, shareholders entered on the company's Register of Members not later than 48 hours before the time fixed for the adjourned meeting shall be entitled to attend and vote at the meeting.

The paper in this report is sourced from sawmill residues, forest thinnings and sustainable forests. It is fully recyclable and chlorine free.

01 1001_1203


Aberdeen
ASSET MANAGEMENT

Exhibit II.(4)

# Aberdeen Asset Management PLC

Interim Report & Accounts 2004


Aberdeen
ASSET MANAGEMENT

# Contents

# Financial highlights

| | March 2004 | March 2003 |
|---|---|---|
| Turnover | £73.4m | £74.9m |
| Pre-tax profit (loss) | | |
| (before goodwill amortisation & exceptional items) | £5.5m | £5.6m |
| (after goodwill amortisation & exceptional items) | (£9.6m) | £41.9m |
| Earnings (loss) per share | | |
| (before goodwill amortisation & exceptional items) | 1.56p | 2.01p |
| (after goodwill amortisation & exceptional items) | (5.61p) | 17.29p |
| Dividend per share | 2.0p | 2.0p |




**Operational highlights**

- Integration of Edinburgh Fund Managers Group complete
- Disposal of UK and Continental European property management business
- Balance sheet continues to be strengthened; gearing reduced from 103.8% to 90.9%
- £1.2 billion of net new business won

| Assets under management | | March 2004 £m | September 2003 £m |
|---|---|---|---|
| Institutional funds | | 13,642* | 12,212 |
| Closed-end funds | | 5,069 | 3,989 |
| Unit trusts & OEICs | | 2,278 | 2,327 |
| Offshore funds | | 1,686 | 1,227 |
| Discretionary accounts | | 403 | 389 |
| Private equity | | 369 | 455 |
| | | 23,447 | 20,599 |
| Equities: | UK | 5,811 | 4,813 |
| | Europe | 1,068 | 1,235 |
| | North America | 1,193 | 870 |
| | Asia Pacific | 3,403 | 1,950 |
| | Japan | 456 | 400 |
| | Emerging markets | 237 | 194 |
| | | 12,168 | 9,462 |
| Equities: | Fixed interest & cash | 5,202 | 5,468 |
| | Property | 6,077* | 5,669 |
| | | **23,447** | **20,599** |

* Includes £4,314m of assets managed by the UK & Continental European property division

# Chairman's Statement

The six-month period to 31 March 2004 saw some welcome stability return to global financial markets and the Group continued to make progress in its principal aims of improving margins and reducing gearing.

The Group's profit before taxation, goodwill amortisation and exceptional items was £5.5 million for the first half year, compared with £5.6 million for the same period in 2003. In contrast to last year, the Group has entered a second half year that should benefit from increasing revenues and the effects of the cost cutting measures which have been undertaken. The Board has therefore decided to pay an interim dividend of 2.0 pence per share (2003 – 2.0 pence).

The purchase of Edinburgh Fund Managers Group plc, completed in October, has played an important part in the Group's progress during this period, bringing £2.1 billion of additional assets under management, including 9 investments trusts and a number of institutional funds; a new pool of talent, including our new Chief Investment Officer, Anne Richards; and the opportunity for further cost efficiencies across the enlarged Group. Although the time elapsed since completion of this transaction is relatively short, I am pleased to report that the integration process is already complete and we are now looking to build on this enlarged base.

The sale of Edinburgh's UK retail business delivered a reduction in gearing and was a further step in moving the Group's focus towards the institutional and discretionary management sector. Our increased focus in this area has been well received by advisers and consultants, and this is now being reflected in healthy flows of new business. Gross new business for the first half year was £2.0 billion, with net new business of £1.2 billion, both figures including contracts awarded but not yet funded. £830 million of the net new business has been won by our equity and fixed interest division, where sales have been led by our regional Asian equity product, but have also included single country Asian equities, emerging market equities, and international (particularly high yield) bond products. The consistent long-term performance of our Asia-Pacific team, headquartered in Singapore, has been a fundamental factor in our success in this product area.

Shortly after the end of the period, we announced the disposal of the Group's UK and Continental European property management business, subject to the approval of shareholders on 14 May. Whilst this division is extremely successful, the Board believed that it would require considerable additional capital to continue its expansion and that this conflicted with the Group's stated strategy of reducing gearing and focussing on the Group's core strengths of managing equity and fixed interest securities.

The Nordic property business, which contributed £2.2 million of the Group's operating profit of £11.9 million and for which the capital requirements are less onerous, will continue under the Group's ownership. Net new business won by the Nordic division was £150 million and we envisage an improvement in margins from this division as the business develops.

The FSA investigation into the split capital closed-end fund sector continues. However, as has been reported in the press, the FSA has recently suggested to Aberdeen and the other firms under investigation that the parties consider taking part in collective settlement negotiations. This suggestion is currently under review by the Board and Aberdeen has agreed with the FSA to make no comment on this process until further notice.

The Board believes that the Group is well placed to build on the progress made during the first half of the current financial year and to benefit from an increasing number of opportunities for winning further new business.

**C L A Irby**
Chairman
30 April 2004



Type of asset under management
Equities 52%
Property 26%
Fixed interest & cash 22%
Geographical profile of equities
UK 47%
Asia-Pacific 28%
North America 10%
Europe 9%
Japan 4%
Emerging markets 2%
Funds profile
Institutional funds 57%
Closed-end funds 22%
Unit trusts + OEICs 10%
Offshore funds 7%
Private clients 2%
Private equity 2%

# Group Profit and Loss Account

for the six months to 31 March 2004

| | Notes | 6 mths to 31 Mar 2004 £'000 | 6 mths to 31 Mar 2003 £'000 | Year to 30 Sep 2003 £'000 |
|---|---|---|---|---|
| Turnover - fund management and variable margin property management | | 64,953 | 67,547 | 127,117 |
| Turnover - fixed margin property management | | 8,440 | 7,376 | 15,151 |
| Total turnover | | 73,393 | 74,923 | 142,268 |
| Operating expenses | | | | |
| – Fund management and variable margin property management | | (54,449) | (54,961) | (109,469) |
| – Fixed margin property management | | (7,030) | (6,680) | (13,781) |
| – Exceptional costs | 3 | (5,457) | (2,965) | (23,851) |
| Amortisation of goodwill | | (9,701) | (9,179) | (18,430) |
| Provisions for impairment of goodwill & intangible assets | | – | – | (17,311) |
| Total administrative expenses | | (76,637) | (73,785) | (182,842) |
| Exceptional amounts written off investments | 3 | – | (5,783) | (5,376) |
| Operating profit before goodwill amortisation, impairment provisions & exceptional operating items | | 11,914 | 13,282 | 19,018 |
| Amortisation of goodwill, impairment provisions & exceptional operating items | | (15,158) | (17,927) | (64,968) |
| **Operating loss** | | (3,244) | (4,645) | (45,950) |
| Profit on disposal of management contracts | 3 | – | 54,237 | 53,536 |
| Net interest payable and similar charges | | (6,402) | (7,700) | (13,985) |
| **(Loss) profit on ordinary activities before taxation** | | (9,646) | 41,892 | (6,399) |
| Tax on (loss) profit on ordinary activities | | (1,961) | (10,817) | (8,232) |
| **(Loss) profit on ordinary activities after taxation** | | (11,607) | 31,075 | (14,631) |
| Minority interests - equity | | (211) | (320) | (231) |
| **(Loss) profit attributable to shareholders** | | (11,818) | 30,755 | (14,862) |
| Equity dividends on ordinary shares | 1 | (4,715) | (3,539) | (7,074) |
| Non equity dividends on preference shares | | (45) | (318) | (589) |
| | | (4,760) | (3,857) | (7,663) |
| **Retained (loss) profit for the financial period** | | **(16,578)** | **26,898** | **(22,525)** |
| **Earnings (loss) per share - basic** | | | | |
| Before goodwill amortisation, impairment provisions & exceptional items | 5 | 1.56p | 2.01p | 3.10p |
| After goodwill amortisation, impairment provisions & exceptional items | 5 | (5.61p) | 17.29p | (8.76p) |
| **Earnings (loss) per share - diluted** | | | | |
| Before goodwill amortisation, impairment provisions & exceptional items | 5 | 1.56p | 2.01p | 3.10p |
| After goodwill amortisation, impairment provisions & exceptional items | 5 | (5.61p) | 17.29p | (8.76p) |

Turnover and operating loss in the current and previous periods arise wholly from continuing activities.
There is no material difference between the (loss) profit on ordinary activities before taxation above and the historic cost equivalent.

# Group Statement of Total Recognised Gains and Losses

for the six months to 31 March 2004

| | Notes | 6 mths to 31 Mar 2004 £'000 | 6 mths to 31 Mar 2003 £'000 | Year to 30 Sep 2003 £'000 |
|---|---|---|---|---|
| (Loss) profit attributable to shareholders | | (11,818) | 30,755 | (14,862) |
| Revaluation of fixed asset investment | 8 | 4,428 | 3,171 | 3,171 |
| Translation of foreign currency net investments | | (915) | 819 | 1,102 |
| **Total recognised (losses) gains since last report** | | **(8,305)** | **34,745** | **(10,589)** |

# Group Balance Sheet

as at 31 March 2004

| | Notes | 31 Mar 2004 £'000 | 31 Mar 2003 £'000 | 30 Sep 2003 £'000 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Fixed assets** | | | | |
| Intangible assets | | 41,598 | 47,251 | 42,408 |
| Goodwill | | 332,577 | 324,221 | 302,459 |
| Tangible assets | | 15,760 | 16,987 | 14,981 |
| Investments | | 43,911 | 36,146 | 33,861 |
| | | **433,846** | **424,605** | **393,709** |
| **Current assets** | | | | |
| Stock | | 335 | 284 | 192 |
| Debtors | | 44,454 | 41,974 | 39,981 |
| Investments | | 1,703 | 6,145 | 2,812 |
| Cash at bank and in hand | 6 | 14,741 | 7,813 | 23,003 |
| | | **61,233** | **56,216** | **65,988** |
| **Assets attributable to equity shareholders** | | **495,079** | **480,821** | **459,697** |
| Assets of long-term life assurance business | | 238,854 | 242,126 | 247,328 |
| **Total assets** | | **733,933** | **722,947** | **707,025** |
| **LIABILITIES** | | | | |
| **Capital and reserves** | | | | |
| Called up share capital | 7 | 23,575 | 28,034 | 28,034 |
| Share premium account | | 19,484 | 19,205 | 19,205 |
| Revaluation reserve | 8 | 19,957 | 15,529 | 15,529 |
| Other reserves | 7 | 209,702 | 154,766 | 154,766 |
| Profit & loss account | | (66,774) | 10,203 | (38,938) |
| **Shareholders' funds** | | | | |
| Equity | | 205,944 | 217,394 | 168,253 |
| Non-equity | | – | 10,343 | 10,343 |
| | | **205,944** | **227,737** | **178,596** |
| **Minority interests - equity** | | 403 | 776 | 749 |
| **Provisions for liabilities and charges** | | 7,525 | 6,776 | 4,179 |
| **Creditors: due within one year, including convertible debt** | | | | |
| Creditors | | 127,990 | 113,704 | 123,810 |
| Convertible debt | | 14,963 | 23,724 | 19,562 |
| | | 142,953 | 137,428 | 143,372 |
| **Creditors: due after more than one year, including convertible debt** | | | | |
| Creditors | | 40,353 | 10,947 | 35,272 |
| Convertible debt | | 97,901 | 97,157 | 97,529 |
| | | 138,254 | 108,104 | 132,801 |
| | | **495,079** | **480,821** | **459,697** |
| Liabilities of long - term life assurance business | | 238,854 | 242,126 | 247,328 |
| **Total liabilities** | | **733,933** | **722,947** | **707,025** |

# Summary Group Cash Flow Statement

for the six months to 31 March 2004

| | Notes | 6 mths to 31 Mar 2004 £'000 | 6 mths to 31 Mar 2003 £'000 | Year to 30 Sep 2003 £'000 |
|---|---|---|---|---|
| **Net cash inflows from operating activities** | | | | |
| Core cashflow from operating activities | | (2,907) | 13,465 | 17,082 |
| Effects of short-term timing differences on unit trust settlements | | 9,786 | (8,025) | (9,669) |
| | 4 | 6,879 | 5,440 | 7,413 |
| Returns on investments and servicing of finance | | (5,679) | (7,684) | (14,749) |
| Taxation paid | | (4,378) | (875) | (3,243) |
| Capital expenditure and financial investment | | 32,795 | 79,403 | 79,198 |
| Acquisitions and disposals | | (4,869) | (2,208) | (2,208) |
| Equity dividends paid | | (3,538) | (3,774) | (7,311) |
| **Net cash inflow before financing** | | 21,210 | 70,302 | 59,100 |
| **Financing** | | | | |
| Issue of ordinary share capital | | 316 | – | – |
| Redemption of preference share capital | | (10,343) | (10,342) | (10,342) |
| Decrease in debt | | (11,722) | (71,762) | (74,171) |
| **Decrease in cash** | | **(539)** | **(11,802)** | **(25,413)** |

**Reconciliation of net cash flow to movement in net debt**

| | Notes | 6 mths to 31 Mar 2004 £'000 | 6 mths to 31 Mar 2003 £'000 | Year to 30 Sep 2003 £'000 |
|---|---|---|---|---|
| **Decrease in cash** | | (539) | (11,802) | (25,413) |
| Decrease in long term debt | | 11,722 | 71,762 | 74,171 |
| Amortisation of issue costs of convertible bonds | | (372) | (372) | (744) |
| Loans assumed on acquisition of subsidiary | | (11,844) | – | – |
| Conversion of bonds to ordinary shares | | – | 3 | 3 |
| Translation difference | | (915) | 819 | 1,102 |
| **Movement in net debt** | | (1,948) | 60,410 | 49,119 |
| **Net debt brought forward** | 6 | (185,332) | (234,451) | (234,451) |
| **Net debt carried forward** | 6 | **(187,280)** | **(174,041)** | **(185,332)** |

# Notes

**1. Interim dividend**

The interim ordinary dividend of 2p per share will be paid on 23 June 2004 to qualifying shareholders on the register at 21 May 2004.

| **2. Segmental information** | **6 mths to 31 Mar 2004 £'000** | **6 mths to 31 Mar 2003 £'000** | **Year to 30 Sep 2003 £'000** |
|---|---|---|---|
| **Turnover** | | | |
| Fund management | 44,743 | 50,256 | 90,073 |
| UK & Continental European property | 10,226 | 9,020 | 18,839 |
| Nordic property | 18,424 | 15,647 | 33,356 |
| | **73,393** | **74,923** | **142,268** |
| **Operating expenses (excluding exceptional costs)** | | | |
| Fund management | (37,554) | (40,584) | (79,859) |
| UK & Continental European property | (7,674) | (7,836) | (15,359) |
| Nordic property | (16,251) | (13,221) | (28,032) |
| | **(61,479)** | **(61,641)** | **(123,250)** |
| **Operating profit (before goodwill amortisation, impairment provisions & exceptional costs)** | | | |
| Fund management | 7,189 | 9,672 | 10,214 |
| UK & Continental European property | 2,552 | 1,184 | 3,480 |
| Nordic property | 2,173 | 2,426 | 5,324 |
| | **11,914** | **13,282** | **19,018** |
| **Operating loss (after goodwill amortisation, impairment provisions & exceptional costs)** | | | |
| Fund management | (6,788) | (7,080) | (51,698) |
| UK & Continental European property | 1,693 | 326 | 1,058 |
| Nordic property | 1,851 | 2,109 | 4,690 |
| | **(3,244)** | **(4,645)** | **(45,950)** |

Included within the results for fund management are the results in respect of Edinburgh Fund Managers which was acquired on 24 October 2003. Following acquisition the operations of Edinburgh Fund Managers have been integrated with those of existing Group companies and can no longer be separately identified.

Conditional agreement has been reached to dispose of the UK and Continental European property division, as disclosed in the circular to shareholders dated 21 April 2004. On the assumption that the disposal is approved by shareholders these activities will be disclosed as discontinued activities in the accounts for the year to 30 September 2004.

The turnover and operating expenses in respect of the fixed margin business within the Nordic property division is shown on the face of the profit and loss account.

# Notes

| | | 6 mths to 31 Mar 2004 £'000 | 6 mths to 31 Mar 2003 £'000 | Year to 30 Sep 2003 £'000 |
|---|---|---|---|---|
| **3.** | **Exceptional items** | | | |
| | **Exceptional costs** | | | |
| | Recognised within operating loss | | | |
| | Expenses in relation to redundancy and duplicate staff costs and cost reduction and rationalisation programme | 4,281 | 1,135 | 8,662 |
| | Costs incurred in relation to regulatory matters and curtailment of activities in the UK retail market | 1,176 | 1,830 | 11,655 |
| | Costs of aborted sale, subsequent rationalisation and other costs | – | – | 3,534 |
| | | 5,457 | 2,965 | 23,851 |
| | Amounts written off investments | – | 5,783 | 5,376 |
| | | **5,457** | **8,748** | **29,227** |

The amounts written off investments represent provisions made against the value of both fixed asset and current asset investments exposed to the split capital sector.

| | 6 mths to 31 Mar 2004 £'000 | 6 mths to 31 Mar 2003 £'000 | Year to 30 Sep 2003 £'000 |
|---|---|---|---|
| **Exceptional income** | | | |
| Profit on disposal of management contracts | **–** | **54,237** | **53,536** |

| | | 6 mths to 31 Mar 2004 £'000 | 6 mths to 31 Mar 2003 £'000 | Year to 30 Sep 2003 £'000 |
|---|---|---|---|---|
| **4.** | **Reconciliation of operating loss to operating cash flow** | | | |
| | Operating loss | (3,244) | (4,645) | (45,950) |
| | Depreciation charges | 2,324 | 2,133 | 4,911 |
| | Amortisation of goodwill | 9,701 | 9,179 | 18,430 |
| | Provision for impairment of goodwill | – | – | 13,511 |
| | Amortisation of intangible assets | 810 | 1,044 | 2,086 |
| | Provision for impairment of intangible assets | – | – | 3,800 |
| | Profit on disposal of tangible fixed assets | – | – | (38) |
| | Loss on disposal of fixed and current asset investments | 816 | – | 77 |
| | Exceptional amounts written off fixed and current asset investments | – | 5,783 | 5,376 |
| | Unrealised loss on current asset investments | – | – | 282 |
| | Share of results of associated undertakings | – | – | (129) |
| | Decrease in provisions for liabilities and charges | (1,654) | (510) | (1,320) |
| | (Increase) decrease in stock | (143) | 436 | 528 |
| | Decrease in debtors | 335 | 13,765 | 16,728 |
| | Decrease in creditors | (2,066) | (21,745) | (10,879) |
| | Net cash inflow from operating activities | **6,879** | **5,440** | **7,413** |

| **Analysis of the balances of cash as shown in the balance sheet** | 31 Mar 2004 £'000 | Change in period £'000 | 30 Sep 2003 £'000 | Change in period £'000 | 31 Mar 2003 £'000 |
|---|---|---|---|---|---|
| Cash at bank and in hand | 14,741 | (8,262) | 23,003 | 15,190 | 7,813 |
| Bank overdraft | (24,515) | 5,002 | (29,517) | (29,517) | – |
| | **(9,774)** | **(3,260)** | **(6,514)** | **(14,327)** | **7,813** |

| **Analysis of changes in cash** | 6 mths to 31 Mar 2004 £'000 | 6 mths to 31 Mar 2003 £'000 |
|---|---|---|
| Net cash outflow before adjustment for the effects of foreign exchange | (539) | (11,802) |
| Effects of foreign exchange rate changes | (2,721) | 655 |
| | **(3,260)** | **(11,147)** |

# Notes

**5. Earnings per share**

The calculations of earnings per share are based on the following (losses) profits and numbers of shares:

| | Basic | | | Diluted | | |
|---|---|---|---|---|---|---|
| | **6 mths to 31 Mar 2004 £'000** | **6 mths to 31 Mar 2003 £'000** | **Year to 30 Sep 2003 £'000** | **6 mths to 31 Mar 2004 £'000** | **6 mths to 31 Mar 2003 £'000** | **Year to 30 Sep 2003 £'000** |
| (Loss) profit attributable to shareholders | (11,818) | 30,755 | (14,862) | (11,818) | 30,755 | (14,862) |
| Less non-equity dividends | (45) | (318) | (589) | (45) | (318) | (589) |
| (Loss) profit for financial period – FRS 14 basis | (11,863) | 30,437 | (15,451) | (11,863) | 30,437 | (15,451) |
| Goodwill amortisation and impairment provisions | 9,701 | 9,179 | 35,741 | 9,701 | 9,179 | 35,741 |
| Exceptional operating items (net of attributable taxation) | 5,457 | 8,157 | 25,724 | 5,457 | 8,157 | 25,724 |
| Profit on disposal of management contracts (net of attributable taxation) | – | (44,237) | (40,536) | – | (44,237) | (40,536) |
| Profit for the financial period before goodwill amortisation, impairment provisions & exceptional items | **3,295** | **3,536** | **5,478** | **3,295** | **3,536** | **5,478** |

| | **31 Mar 2004 Number of shares 000's** | **31 Mar 2003 Number of shares 000's** | **30 Sep 2003 Number of shares 000's** |
|---|---|---|---|
| Weighted average number of shares | | | |
| For basic earnings per share | 211,314 | 176,050 | 176,458 |
| Dilutive effect of exercisable share options | 133 | – | – |
| For diluted earnings per share | **211,447** | **176,050** | **176,458** |

The Directors believe that the Group's results are more fairly represented by a measure of earnings per share which excludes exceptional items, impairment provisions and amortisation of goodwill and therefore also present earnings per share figures stated before these items are charged (credited) to the profit and loss account.The two measures of earnings per share can be reconciled as follows:

| | Basic | | | Diluted | | |
|---|---|---|---|---|---|---|
| | **6 mths to 31 Mar 2004** | **6 mths to 31 Mar 2003** | **Year to 30 Sep 2003** | **6 mths to 31 Mar 2004** | **6 mths to 31 Mar 2003** | **Year to 30 Sep 2003** |
| After goodwill amortisation, impairment provisions & exceptional items – FRS 14 basis | (5.61p) | 17.29p | (8.76p) | (5.61p) | 17.29p | (8.76p) |
| Add: goodwill amortisation and impairment provisions | 4.59p | 5.21p | 20.25p | 4.59p | 5.21p | 20.25p |
| Add:exceptional operating items, net of attributable taxation | 2.58p | 4.64p | 14.58p | 2.58p | 4.64p | 14.58p |
| Less:profit on disposal of management contracts (net of attributable taxation) | – | (25.13p) | (22.97p) | – | (25.13p) | (22.97)p |
| Before goodwill amortisation, impairment provisions & exceptional items | **1.56p** | **2.01p** | **3.10p** | **1.56p** | **2.01p** | **3.10p** |

# Notes

**6. Analysis of changes in net debt**

| | At 30 Sep 2003 £'000 | Cash flow £'000 | Arising on acquisitions £'000 | Other non cash changes £'000 | Exchange movement £'000 | At 31 Mar 2004 £'000 |
|---|---|---|---|---|---|---|
| Cash at bank and in hand | 23,003 | (5,541) | – | – | (2,721) | 14,741 |
| Bank overdraft | (29,517) | 5,002 | – | – | – | (24,515) |
| | (6,514) | (539) | – | – | (2,721) | (9,774) |
| Debt due within one year | (26,455) | 8,929 | (5,196) | (1,567) | – | (24,289) |
| Convertible debt due within one year | (19,562) | 2,793 | – | – | 1,806 | (14,963) |
| Debt due after more than one year | (35,272) | – | (6,648) | 1,567 | – | (40,353) |
| Convertible debt due after more than one year | (97,529) | – | – | (372) | – | (97,901) |
| | (178,818) | 11,722 | (11,844) | (372) | 1,806 | (177,506) |
| **Total** | **(185,332)** | **11,183** | **(11,844)** | **(372)** | **(915)** | **(187,280)** |
| **Net Gearing** | **103.8%** | | | | | **90.9%** |

Completion of the proposed disposal of the Group's UK and Continental European property division, which is subject to the approval of shareholders, would further improve the Group's financial flexibility, as more fully described in the circular to shareholders dated 21 April 2004. Calculated on the pro forma basis disclosed in that circular, the net gearing ratio would decline to approximately 70%.

**7. Share capital**

On 24 October 2003 the Group acquired the entire share capital of Edinburgh Fund Managers Group plc. The consideration for the acquisition was entirely in shares and a total of 58,474,000 ordinary shares of 10p each were issued in this respect at a price of 86.5p per share.

On 31 October 2003 10,343,000 redeemable preference shares of £1 were redeemed at par and £10,343,000 has been transferred to the capital redemption reserve.

**8. Revaluation of fixed asset investment**

The Group's investment in the ordinary shares of Lombard International Assurance SA ("Lombard"), has been revalued to reflect the relevant share of Lombard's most recently published embedded value.

**9. Contingent liabilities**

In the Annual Reports to 30 September 2002 and 2003 the Company made detailed disclosures in respect of contingent liabilities which might exist due to the Group's involvement in the management and marketing of split capital closed-end funds ("Splits") and as manager of the Aberdeen Progressive Growth Unit Trust ("Progressive").

Aberdeen announced on 26 February 2004 that it had received details from a FOS adjudicator of a provisional assessment in respect of a case being examined by FOS in relation to a complaint brought by one investor in Progressive. The provisional assessment, which is not binding on either party, sets out the FOS adjudicator's view on this complaint, which FOS has been treating as a lead case. The provisional assessment proposes that the dispute between Aberdeen Unit Trust Managers Limited and the complainant be resolved by the payment of compensation to the complainant. After careful consideration of the provisional assessment, the Board believes it does not reflect the weight of evidence which Aberdeen has supplied to substantiate its position. Whilst remaining sensitive to the distress suffered by investors in Progressive and wishing to provide support to them on a voluntary basis, the Board cannot agree with the FOS adjudicator's opinion in this case. Aberdeen therefore exercised its right to have the case referred to the Financial Services Ombudsman for determination.

In the absence of further material developments, Aberdeen does not intend to make any further comment on this case in advance of the issue of such final determination, as to do so could be in breach of the obligation of confidentiality implicit in the FOS process and may have a bearing on the Group's responsibilities to its insurers. Were the FOS ultimately to make a final decision against the Continuing Group, any compensation would need to take into account the circumstances of individual cases. In this regard, given the advice of Aberdeen's solicitors and the lack of information as to both the number and quantum of claims, the Board considers it impossible to make any reasonable estimate of any potential liability of the Group.

Aberdeen Asset Managers Limited and Aberdeen Unit Trust Managers Limited (collectively "Aberdeen" in this paragraph) have initiated arbitration proceedings under their contracts of insurance with the insurers, which the insurers are defending. In those proceedings Aberdeen is seeking a declaration of the liability of the insurers under the terms of the contracts of insurance to indemnify Aberdeen, in respect of any ascertained liability to any investor in Progressive or in respect of any award of compensation made against Aberdeen by the Financial Services Ombudsman in favour of such investors, subject to the financial limits of the contracts of insurance.

In Jersey, on 8 January 2003, the Jersey Financial Services Commission, in the context of split capital funds, commenced an investigation into the affairs of Aberdeen Asset Managers Jersey Limited and Aberdeen Private Wealth Management Limited. These investigations are ongoing.

On 3 April 2003, the board of Real Estate Opportunities Limited ("REO") announced it had terminated its management contract with the Aberdeen Group with immediate effect and indicated that it held the Aberdeen Group liable for damages in respect of losses incurred on its income portfolio. No proceedings have been isssued by REO. The Group does not accept the validity of REO's termination without notice. The Group has rejected the claim and, if proceedings are brought, they will be vigorously defended and the Group will counterclaim for its accrued fees relating to the 12 months notice period provided for in the management contract. It is not possible to quantify any exposure to damages in this regard.

The speculation that legal proceedings may be brought against a range of parties who have been involved in the Splits Sector continues. No notice of any legal proceedings related to the Group's involvement in the Splits Sector has been served against any member of the Group and any such proceedings would be defended robustly.

The FSA is continuing its review of the split capital investment trust sector and in relation to Progressive. Aberdeen is amongst the numerous companies that have been interviewed by the FSA and requested to provide further information. The Group has at all time co-operated with the FSA in its review and will continue to do so and the Board remains of the belief that the Group has at all times acted with complete integrity and in accordance with all relevant regulations and laws. The FSA has recently suggested to Aberdeen and the other firms under investigation that the parties consider taking part in collective settlement negotiations. This suggestion is currently under review by Aberdeen and Aberdeen has agreed with the FSA to make no comment on this matter until further notice.

Having taken legal advice and having reviewed the present progress of regulatory proceedings, the Board does not consider that any provision is appropriate in respect of the investigations and potential actions referred to above, and that it is appropriate to prepare the accounts on a going concern basis.

**10.** The interim results have been prepared on the basis of the accounting policies set out in the Group's 2003 statutory accounts. The comparative figures for the financial year ended 30 September 2003 are not the company's statutory accounts for that year. Those accounts have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

**11.** Copies of this statement are being sent to all shareholders. Copies can be obtained from the Company's registered office, 10 Queen's Terrace, Aberdeen, AB10 1YG.

# Independent Review Report by KPMG Audit Plc to Aberdeen Asset Management PLC

**Introduction**

We have been instructed by the Company to review the financial information for the six months ended 31 March 2004 which comprises the Profit and Loss Account, Statement of Total Recognised Gains and Losses, Balance Sheet, Cash Flow Statement and Notes and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

**Directors' responsibilities**

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

**Review work performed**

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

**Contingent liabilities**

In forming our review conclusion, we have considered the adequacy of the disclosures made in note 9 to the Interim Report concerning the contingent liabilities of the Group in respect of the split-capital closed end fund sector generally, the Aberdeen Progressive Growth Unit Trust and the Real Estate Opportunities claim and their potential impact on the Group's funding position. In view of the significance of these uncertainties, we consider that they should be drawn to your attention but our review conclusion is not qualified in these respects.

**Review conclusion**

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2004.

KPMG Audit Plc

**KPMG Audit Plc**
Chartered Accountants
Aberdeen

30 April 2004

# Principal Offices

**United Kingdom and Channel Islands**

Aberdeen Asset Management PLC
10 Queen's Terrace, Aberdeen AB10 1YG
Tel: +44 (0) 1224 631999 Fax: +44 (0) 1224 647010

Aberdeen Asset Managers Limited
123 St Vincent Street, Glasgow, G2 5EA
Tel: +44 (0) 141 306 7400 Fax: +44 (0) 141 306 7401

Aberdeen Asset Managers Limited
One Bow Churchyard, Cheapside, London EC4M 9HH
Tel: +44 (0) 20 7463 6000 Fax: +44 (0) 20 7463 6001

Aberdeen Private Wealth Management Limited
No.1 Seaton Place, St. Helier, Jersey JE4 8YJ
Tel: +44 (0) 1534 758847 Fax: +44 (0) 1534 767084

Aberdeen Murray Johnstone Private Equity Limited
55 Spring Gardens, Manchester M2 2BY
Tel: +44 (0) 161 233 3500 Fax: +44 (0) 161 233 3550

Edinburgh Fund Managers Group plc
Donaldson House, 97 Haymarket Terrace, Edinburgh, EH12 5HD
Tel: +44 (0) 131 313 1000 Fax: +44 (0) 131 313 6300

**Europe**

Aberdeen Property Investors Nordic AB
Luntmakargatan 34, Box 3039, 103 63 Stockholm, Sweden
Tel: +46 8412 8000 Fax: +46 8412 8004

**Asia-Pacific**

Aberdeen Asset Management Asia Limited
21 Church Street, #01-01 Capital Square Two,
Singapore 049480
Tel: +65 6395 2700 Fax: +65 6535 7159

Aberdeen Asset Management Limited
Level 6, 201 Kent Street, Sydney, NSW 2000,
Australia
Tel +61 2 9950 2888 Fax +61 2 9950 2800

Aberdeen International Fund Managers Limited
Room 3102-03, 31/F Alexandra House, 16-20 Chater Road,
Central, Hong Kong
Tel: +852 2103 4700 Fax: +852 2827 8908

**United States of America**

Aberdeen Asset Management Inc
300 S.E. 2nd Street, Suite #820,
Fort Lauderdale, Florida 33301, USA
Tel: +(1) 954 767 9900 Fax: +(1) 954 767 6006

45 Broadway, 31st Floor, New York, NY 10006, USA
Tel: +(1) 212 968 8800 Fax: +(1) 212 968 8888

*Details of other office locations can be found on the Group's website at www.aberdeen-asset.com*

# Corporate Information

**Registrars**
Lloyds TSB Registrars Scotland
PO Box 28448
Finance House, Orchard Brae
Edinburgh EH4 1WQ

**Company Secretary**
Scott E Massie

**Registered Office**
10 Queen's Terrace
Aberdeen AB10 1YG

**Auditors**
KPMG Audit Plc
Chartered Accountants
37 Albyn Place
Aberdeen AB10 1JB

**Bankers**
Bank of Scotland
Corporate Banking
38 Albyn Place
Aberdeen AB10 1ZG

**Registered Number**
82015

**Stockbrokers**
Cazenove & Co
20 Moorgate
London EC2R 6DA


Aberdeen
ASSET MANAGEMENT

01 1002_0504

Exhibit II.(5)

# Aberdeen Asset Management PLC

Annual Report and Accounts 2004


Aberdeen

# Contents



**www.aberdeen-asset.com**

# Financial Overview

| Financial highlights | 2004 | 2003 |
|---|---|---|
| Turnover | £140.0m | £142.3m |
| Pre-tax profit (loss) | | |
| (before goodwill amortisation, impairment provisions & exceptional items) | £15.1m | £5.0m |
| (after goodwill amortisation, impairment provisions & exceptional items) | (£87.6m) | (£6.4m) |
| Earnings (loss) per share | | |
| (before goodwill amortisation, impairment provisions & exceptional items) | 4.7p | 3.1p |
| (after goodwill amortisation, impairment provisions & exceptional items) | (34.9p) | (8.8p) |
| Dividend per share | 4.0p | 4.0p |
| Assets under management | | |
| At the year-end | £22.1bn | £20.6bn |

(See Financial Review on pages 14 to 18 for discussion of these numbers).



Earnings per share
16.5p
21.1p
16.5p
3.1p
4.7p
00
01
02
03
04
Dividends per share
9.5p
10.5p
6.0p
4.0p
4.0p
00
01
02
03
04
Assets under management
(£bn)
21.9
34.7
23.7
20.6
22.1
00
01
02
03
04


Financial calendar

| | |
|---|---|
| 23 February 2005 | **Payment of second interim dividend** |
| 24 March 2005 | **Annual General Meeting** |
| May 2005 | **Announcement of interim results** |
| June 2005 | **Payment of interim dividend** |

Aberdeen 0297

# Chairman's Statement

The past year has been one of continued transition. Our asset gathering activities benefited from sustained performance across a number of asset classes, principally Asia and emerging market equities, which resulted in £2.0 billion of net new business. With stock markets also firmer after prolonged weak conditions, total assets under our management at the year end were £22.1 billion, compared with £20.6 billion 12 months ago.

These improvements were achieved against a clear requirement to reduce further our borrowings. To this end we disposed of a number of non-core assets. Less tangibly, we have pursued our re-positioning as a global institutional manager, making refinements to our teams and investment processes, albeit within a framework of tight cost controls.

Throughout the review period we continued to cooperate with the FSA investigation into the split capital investment trust sector and I am pleased to report that, together with the majority of the firms involved in the sector, we have now reached a settlement which should enable us to draw a line under this issue.

**Results and Dividend**

The financial results for the year reflect the benefits of ongoing restructuring. Profit before taxation, goodwill charges and exceptional items was £15.1 million compared to £5.0 million in 2003, resulting in earnings per share of 4.7p against 3.1p last year. After accounting for the estimated cost of the split capital settlement of £77.7 million, other exceptional costs of £7.6 million, exceptional gains of £2.4 million and goodwill charges of £19.7 million, we report a pre-tax loss of £87.6 million, compared to a loss of £6.4 million in 2003.

The Board has decided to pay a second interim dividend, in lieu of a final dividend, of 2p per share, making a total payment for the year of 4p per share, unchanged from the total paid in 2003. This payment is fully covered by underlying profit earned in 2004 and our belief now is that the Group is in a position to build from a stable financial base.

**Financials**

The Group's revenues were barely changed on 2003, but these figures are not directly comparable because of the effects of corporate acquisitions and disposals during the year. However, this disguises the progress made within the investment management division where the benefits of new business flows have contributed to a healthy increase in turnover. On a like-for-like basis income in this division, at £92.8 million, is 11.6% higher than in 2003. We have seen an overall reduction in the Group's costs following the disposal of the UK and Amsterdam offices operated by our property division. While we added selectively to headcount across the Group, this was generally in support of secondary functions. Although we added further cost to the investment management division with the acquisition of Edinburgh Fund Managers in October 2003, this has been countered by wider cost reductions and the total costs of this division are approximately 8% lower than for 2003. We continue to challenge our operating costs and we have entered the new financial year with these costs running at an annual rate of £70 million. This represents a reduction of 35% from the peak level reached in 2001.

Our balance sheet was strengthened during the year with the sales of non-core assets and has also benefited after the year-end from the receipt of £26.5 million of the proceeds due from the sale of the investment in Lombard International Assurance. While the FSA settlement has required an immediate outlay of £17.5 million, the further payments due under the settlement are spread over the period to October 2006. In respect of Aberdeen Progressive Growth Unit Trust, we have announced the final details of an Uplift Plan, first suggested in 2002, which is designed to ensure that investors will be able to recover any financial loss sustained around the fifth anniversary of their investment. The eventual cost of the Uplift Plan is dependent upon market conditions over the next two years and we have made an accounting provision of £39.2 million representing the discounted value of our



Type of asset under management
Equities 62%
Fixed Interest & cash 20%
Property 18%

estimated cost. We expect to finance these payments from a combination of existing facilities and additional facilities to be made available. Depending on market conditions, we may consider refinancing an element of bank debt from a small convertible bond issue.
Since the year end we have restructured our bank debt, partly swapping our working capital facility for an additional term loan. This allowed us to repay the $27.5 million 8% convertible subordinated loan notes in November. The profile of the Group's debt is now more closely aligned to the anticipated realisation of outstanding non-core assets. As well as the disposal of our investment in Lombard, which we announced recently, we have also reached conditional agreement for the sale of our Isle of Man life company.

**Corporate activity**

The year began with the completion of our purchase of Edinburgh Fund Managers plc ('EFM'), for a £50.4 million all share consideration, and the parallel sale of EFM's retail business to New Star Asset Management Group Limited. We subsequently made a minor disposal with the sale of EFM's private equity subsidiary, Northern Ventures Managers Limited, to its management in December 2003. The integration of EFM into the Group has been relatively swift, helped by the fact that its core investment trust business complements our existing strengths in this area. Our ability to integrate senior staff greatly assisted our retention of the underlying management contracts at a sensitive time for the Group generally. The £2.1 billion of additional assets under management brought the opportunity for further cost efficiencies across the enlarged Group, while the sale of EFM's retail business led to a reduction in gearing.

In May, we completed the sale of the UK and Amsterdam offices of our property management division to Arlington Securities, for a cash consideration of up to £50 million, the proceeds of which were used in the further reduction of bank debt. Our remaining property arm, headquartered in Stockholm, has continued to trade well through the period, expanding its business across into Continental Europe. Institutional demand helped funds here to increase by £560 million over the period.

**Splits settlement**

The near three-year-long investigation into the marketing and management of split capital funds has now concluded with an omnibus settlement between the majority of the firms involved in the sector, the FSA, the Jersey Financial Services Commission and the Guernsey Financial Services Commission. Aberdeen's contribution to this settlement is approximately £75 million. The terms of the settlement entail no admission of liability and effectively conclude the Group's exposure to the regulators in respect of these matters. We will contribute £35 million to a central fund which will be used to provide a cash distribution for retail investors in the zero dividend preference shares issued by split capital investment companies, and we have also finalised the details of an Uplift Plan for investors in Aberdeen Progressive Growth Unit Trust at an estimated net cost of £39 million.

We recognise the huge impact this episode has already had on our business. During the period of the investigation we incurred legal and other external costs of over £7 million as well as considerable management time and cost. We therefore regard this voluntary settlement as the best outcome for shareholders, investors and the industry. The alternative of prolonged legal action would have been attritional in the extreme.

**Shareholders**

In January 2005, The Phoenix Companies, Inc disposed of their holding of 38.1 million shares in the Company. Phoenix, who have been shareholders since 1996, sold the shares as part of a strategy of disposing of non-core assets. Also in January 2005, Windsor Life Assurance Company Limited, a wholly owned subsidiary of Swiss Re, disposed of their 15.1 million shares. This disposal does


Geographical profile of equities
UK 49%
Asia Pacific ex Japan 29%
North America 9%
Europe 7%
Japan 4%
Emerging markets 2%


Funds profile
Institutional funds 31%
Life funds 22%
Investment trusts
& closed-end funds 22%
Unit trusts 12%
Offshore funds 9%
Private equity 2%
Private portfolios 2%

not affect the investment management services which we provide to Windsor under the terms of a long term agreement put in place in 2001. I would like to record our appreciation for the considerable support provided by both Phoenix and Windsor.

**Board**

There have been a number of changes to the Board this year and I was very pleased to welcome our new directors: Roger Cornick, formerly deputy chairman of Perpetual plc, and Anita Frew, formerly an executive director of Abbott Mead Vickers Group Limited, have joined as independent non executive directors; and Andrew Laing, our chief operating officer, joined as an executive director.

David Woods retired following the AGM in January 2004, having served as non executive deputy chairman since 1997. Jack Solan also stepped down from the Board during the year and Mike Haylon resigned in November following repayment of the convertible loan notes to Phoenix. Robert Wilson was appointed as a non executive director in May and, following the decision by Phoenix to dispose of their shareholding, resigned in January 2005. Finally, John Wybrew has intimated his decision to retire at the conclusion of the AGM, having joined the board in 2001. I would like to thank each of them for their valuable contribution.

**Outlook**

The Group has faced exceptionally challenging conditions over the last few years, both in markets and as a consequence of the FSA investigation. During this period, we have continued to confront our competitive positioning head on, review our systems of control and risk management, and implement changes where necessary. Whilst our staff have not had an easy time, I believe the recognition now being paid to our investment team attests to its stability and focus and is a credit to the Group as a whole. We value the loyalty and professionalism of all members of staff and I would also like to thank our clients and shareholders for their continued support and encouragement.

Even though much remains to be done, considerable progress has been made. We recognise that the ability to deliver consistent investment performance is essential for any asset management business, and we have entered the new financial year in a much stronger competitive position thanks to improved investment performance and buoyant levels of new business generation.

The balance sheet is benefiting from the delivery of promised cost reductions, including the phased pay-down of debt via non-core asset sales. The Board is confident that the settlement of the split capital issues can be managed and financed in an efficient and cost effective manner and we are thus well positioned to return to a pattern of sustained, profitable growth. As we continue to remain focused, I am confident we can deliver improving returns to shareholders.

**C L A Irby**
Chairman
7 February 2005

# Chief Executive's Review

The past 12 months have seen the Group make considerable progress in many aspects of its business. New business flows have been strong, and investment performance continues on the upward trend begun in 2003. We have fully integrated last year's acquisition of Edinburgh Fund Managers, and our balance sheet has been strengthened by a series of disposals.

**INVESTMENT MANAGEMENT**

Stock markets have emerged from the depths of the bear market of 2001 and 2002, but the investment management environment remains a challenging one globally, with clients becoming ever more demanding.

Performance remains paramount, with more attention being paid to its sustainability, the consistency of process, risk management and compliance. Competition means there is also downward pressure on fees – at a time when investment management companies themselves face greater regulatory scrutiny, and hence costs.

In spite of these hurdles, we have succeeded in winning new business and, even more importantly, have met the performance demands of our existing clients. We made impressive progress, particularly in Asian equity, emerging market equity, and high yield bond mandates, where our peer group is genuinely global.

We have always seen our strength as lying in a number of specialities, but we have continued to broaden our scope and reduce the gaps between these specialist areas.

These developments are summarised further, as follows:

**Equities**

Over the past two years the Group has applied a single, consistent investment process in all equity markets based on a fundamental, bottom-up approach. We believe an active approach offers the best prospect of delivering sustainable out-performance. This is partly a matter of conviction (markets will reflect fundamentals over time); but also empirical, in that the model for these changes has been our Asian team, whose long-term record is exceptional. Such an approach also differentiates us from competitors. It is noteworthy that the benefits from these changes are now reflected in the performance of our developed markets teams.

## Our strength is in specialist products, but this is broadening.

**Fixed interest**

Our fixed interest team covers five principal areas of operation: global, emerging markets, Asia, high yield and UK institutional (which covers both investment grade and government bonds). Most of these areas have seen some additional client demand during the year, and this reflects a perhaps unexpectedly prolonged rally in most sub-asset classes, as well as, in the UK, asset-liability restructuring. However, we are also pressing our credentials strongly across all areas, with more emphasis on total return strategies in which we can use our expertise in currencies, hedging and credit, as well as conventional duration management. To support this, we continued to add to our in-house research capability.

**EQUITY PHILOSOPHY**

Aberdeen believes, given the inefficiency of markets, that superior long-term returns are achieved by buying good quality stocks cheaply and holding for the long term. Sound fundamentals drive stock prices over time. We identify good companies from first-hand research, and add value from active management, which constitutes intensive and ongoing scrutiny at the company level, and not from portfolio trading.

We hold absolute return to be more important over the long term than index-relative return. We do not see indices as providing meaningful guidance to the prospects of a company or its inherent worth. Neither market capitalisation nor index membership is a guarantee of quality either. As such, we do not use indices as a starting point for building a portfolio, preferring to rely on common sense checks and balances, and the principles of diversification.

In the same way as we have refined our investment management processes, we have also looked anew at our client base. Broadly, this now falls into two distinct areas: institutional, which includes both segregated and pooled funds; and our closed end fund business.

**Institutional business**

Our institutional business has grown rapidly, reflecting the realignment of our sales and marketing force. The focus is two-fold. On the one hand we are targeting the investment consultants, the largest of whom are global, and who act as gatekeepers to the vast majority of institutional investors; on the other, we are pursuing the professional investment fund buyers, such as private banks, fund-of-funds and discretionary fund managers. The two areas overlap considerably, but both require a sophisticated client relationship infrastructure.

## Institutional business has grown rapidly, requiring a sophisticated client service infrastructure.

We won £650 million of net new segregated mandates over the year. The majority of new client funds have been in Asian equities, but it is encouraging to see that over the course of the year mandate wins have included other areas such as emerging market equities and debt.

**Closed-end funds**

The closed-end business is the cornerstone of our UK operations, although we manage similar funds listed elsewhere, principally in the US. The UK industry, however, has faced a lack of demand, which has exacerbated over-capacity. In this regard, asset retention has been a priority, involving both boards and shareholders. The acquisition of Edinburgh Fund Managers added more depth to our already sizeable investment trust division. We now have one of the strongest teams in the UK, in terms both of technical and marketing skills. In particular, we have a structured products team that runs three tracker investment trusts in the UK, under the Edinburgh brands, as well as two North American closed-end funds which employ derivative based strategies; it is a small but important resource for the group.

As regards asset raising, our major success was the US-launched First Trust/Aberdeen Global Opportunity Income Fund, which raised US$330m at the end of November 2004. In addition, in October 2004, the shareholders of Deutsche Latin American Companies Trust PLC voted to change the mandate to one investing in India and appoint Aberdeen as their manager. The potential offered by Indian equities is an exciting one. We have many years experience in this market, whose long term potential is huge.

Looking ahead, 2005 will also see a number of split capital investment trusts approaching their wind-up dates. We will be putting forward various rollover vehicles, which will be an important litmus test for the sector following the bad publicity of recent years.

**OVERSEAS HIGHLIGHTS**

Aberdeen can attribute much of its success in 2004 to the very strong teams that make up our overseas operations, in particular our internationally-recognised Asian operations and our developing American business.

**Asia Pacific**

The highlight of the year for the team was being awarded the accolade of "Asia Equity Manager – 2004" by Global Money Management, a testament to the team's continuity of performance, staff and process.


Closed End Funds
1 year by number of funds (29)
Number outperforming
Number underperforming
Closed End Funds
3 year by number of funds (28)
Number outperforming
Number underperforming

Around £876 million of net new business was raised, the bulk of it through segregated accounts from diverse global institutions. With the growth in new business, it has been crucial that we maintain our responsiveness to clients without compromising our investment focus. We therefore added staff across support functions, including fund accounting, legal and client reporting.

## The bulk of new money has come through segregated accounts.

At the same time we pursued a number of regional initiatives. Chief among these was the further integration of the offices in Sydney and Bangkok into a regional structure with Singapore at its heart. Following the year end, we have turned our minority stake in our Thai joint venture into a wholly owned subsidiary. Other markets in the region are also showing promise. In Malaysia, foreign fund management licences are being made available for the first time in several years. Sales in Hong Kong have picked up sharply, with bookings from Taiwan and Korea on the rise; deregulation has been positive in these countries and we are reviewing our resources.

**America**

The year under review has again been encouraging for our developing American operations. Our US closed-end funds have continued their recent strong performance, and our track record has given us the potential for new products in the United States, such as the aforementioned First Trust/Aberdeen Global Opportunity Income Fund.

Further progress was made in Chile where we now manage assets on behalf of all the major pension fund managers. Funds under management in Chile have doubled from US$147 million to almost US$300 million, with significant growth in market share. Interesting opportunities are also beginning to emerge in Peru and Mexico, where pension markets are also being opened up to international money managers.

**OTHER INVESTMENT OPERATIONS**

**Private equity/Wealth management**

Aberdeen Murray Johnstone Private Equity ('AMJPE') is one of the leading regional private equity businesses in the UK, managing over £360 million of funds from offices in the Midlands, the north of England and Scotland. AMJPE was named Venture Capital Firm of the Year at the recent North West Business Insider Awards Dinner.

We have made certain management changes within AMPJE since the year end. We have also recently launched Aberdeen Growth Opportunities VCT 2, which will be the seventh VCT under our management. With the positive changes made to the tax regime in this year's budget, combined with the good track record of the team responsible for its management, we are confident that this product offering will be well received in the market.

Aberdeen Private Investors Limited is based in Aberdeen and mainly caters to clients in the central belt and North East Scotland. It has undergone a major systems upgrade that is crucial to its service edge. With this now completed, and the improving performance in our Group funds (that provide the models for individual portfolios), we can be more assertive in taking the business forward.

**Property**

The property division was essentially restructured during the year with the sale of the UK and Amsterdam business. This accounted for annual turnover of approximately £19 million. We have retained the Nordic and Continental European property business which has continued to grow

**Open End Funds**
1 year by number of funds (45)

Quartile 1
Quartile 2
Quartile 3
Quartile 4

**Open End Funds**
3 year by number of funds (43)

Quartile 1
Quartile 2
Quartile 3
Quartile 4

Aberdeen 0303

strongly and has expanded both within the Nordic region and in Continental Europe. The division has offices in Sweden, Norway, Finland and Denmark and since the year end has also opened offices in Amsterdam and Frankfurt. The division has extended its normal core business but has also been successful in its programme of new fund launches which are producing higher margin long term business.

**Outlook**

We ended the financial year a stronger business than we entered it in several key respects: new business flows are strong, investment performance is good and our financial position considerably improved. That said, there still remains much to do.

Our priorities are to educate consultants and potential clients about our strength in areas other than Asian equities and we have added to our marketing team to enable us to do that. Operationally, we aim to balance the continuing need to manage costs with ensuring that the business infrastructure remains robust and reliable. To this end we will further outsource non-core activities. Where possible we will standardise – the adoption of a global trading operating model being a case in point.

The scope for more fund rationalisation is also under review, especially where we have legacy products that overlap and/or whose marketability is limited by small sizes and lack of cross-border registration.

## Our business is in better shape than at any time during the past three years.

Finally, all of these aims must be achieved against an economic backdrop that gives us some modest concern as we enter 2005. Growth in developed markets is likely to be slower than in 2004. In this respect, our focus on Asia and emerging markets could prove to be an advantage given their potential for return.

Aberdeen has come through some turbulent times, made more acute by the recent bear market. We look forward to the year ahead with some confidence that the business is in better shape than at any time in the last three years.

**Martin Gilbert**
Chief Executive
7 February 2005

**CORPORATE GOVERNANCE**

We believe good corporate governance equates to good investment – well-run companies reward shareholders, and stock prices will reflect this. We follow the UK Combined Code (and any local country practices) on corporate governance to screen companies for common minimum standards. On voting, we will seek to vote proxies in support of principles such as the separation of the roles of chairman and chief executive, the adequate representation on boards of independent non-executive directors and transparent remuneration. However, we always endeavour to take individual company circumstances into account in the exercise of our votes.

# Board of Directors



## Charles Irby *FCA* [2]

*Chairman*

Mr Irby (59) was appointed to the Board on 1 August 1999 and became Chairman on 14 January 2000. Mr Irby spent 27 years with ING Barings Limited, specialising in corporate finance. He is a former member of the Takeover Panel. Mr Irby is also a director of Great Portland Estates plc, E C Harris LLP, North Atlantic Smaller Companies Investment Trust plc and QBE Insurance Group Limited and a Trustee and Governor of King Edward VII's Hospital, Sister Agnes. A chartered accountant, Mr Irby is Chairman of the Group's Nominations Committee.



## Martin Gilbert *MA LLB LLD CA*

*Chief Executive*

Mr Gilbert (49) is a founding director and shareholder of the company having been appointed a director on 1 July 1983. Mr Gilbert trained as a chartered accountant in Aberdeen prior to moving into investment management with an Aberdeen firm of solicitors. Mr Gilbert is chairman of FirstGroup plc and Chaucer Holdings PLC. Mr Gilbert is also a director of Aberdeen Asian Smaller Companies Investment Trust PLC, Aberdeen Asia-Pacific Income Fund, Inc, Aberdeen Asia-Pacific Income Investment Company Limited, Aberdeen Development Capital PLC, Aberdeen Football Club plc, Aberdeen Global Income Fund, Inc, Aberdeen Growth VCT 1 PLC, Aberdeen Growth Opportunities VCT PLC, Aberdeen Growth Opportunities VCT 2 PLC, ADC Zeros 2005 PLC, Jersey Phoenix Trust Limited, Primary Health Properties PLC and The Enhanced Zero Trust plc.



## Andrew Laing *MA LLB*

*Chief Operating Officer*

Mr Laing (52) joined the Group in 1986 with responsibility for the development capital division. Mr Laing was subsequently appointed Chief Operating Officer, having originally joined the Board in 1997 and then again on 23 January 2004. Mr Laing graduated from Aberdeen University with an MA in Politics and International Relations and a degree in Commercial Law. After a period of practising law, Mr Laing entered venture capital in Edinburgh, prior to joining Aberdeen. Mr Laing is currently managing director of the Group's property division and is also a director of ADC Zeros 2005 PLC, an alternate director of Aberdeen Development Capital PLC and director of a number of group subsidiaries.



## Bill Rattray *MA CA*

*Finance Director*

Mr Rattray (46) joined the Group in 1985 as Company Secretary and subsequently became Group Financial Controller. He was appointed Finance Director on 31 January 1991. Prior to joining the Group, he trained as a chartered accountant with Ernst & Whinney in Aberdeen and qualified in 1982.



## Donald Waters *OBE CA* [1,2]

*Senior Independent Non Executive Director*

Mr Waters (67) was appointed to the Board on 1 February 2000. A chartered accountant, Mr Waters was formerly deputy chairman of and chief executive of Grampian Television plc. Mr Waters is a director of SMG plc and James Johnston & Co of Elgin Limited. Mr Waters is Chairman of the Group's Audit Committee.



## Roger Cornick [3]

*Independent Non Executive Director*

Mr Cornick (60) joined the Board on 23 January 2004. Mr Cornick was with Perpetual PLC for over 20 years, serving latterly as deputy chairman. Mr Cornick has over 30 years experience of sales and marketing in financial services. Mr Cornick is currently a trustee of the River and Rowing Museum.



## Anita Frew *BA Hons MPhil* [1]

*Independent Non Executive Director*

Ms Frew (47) was appointed on 1 October 2004. Ms Frew started her career at Royal Bank of Scotland before moving to Scottish Provident where she became head of UK Investment. Ms Frew then joined WPP Group PLC as director of corporate development. Following a period of running her own investor relations consultancy she became an executive director at Abbot Mead Vickers Group Limited. Ms Frew is also currently a director of Archant Limited, Northumbrian Water Limited, Securities Trust of Scotland PLC and Victrex PLC.



## The Rt. Hon. Sir Malcolm Rifkind *KCMG QC* [2,3]

*Independent Non Executive Director*

Sir Malcolm (58) joined the Board on 1 August 2000. Sir Malcolm is formerly UK Defence Secretary and UK Foreign Secretary, having served as an MP for over 23 years. He is currently a parliamentary candidate for Kensington and Chelsea. Sir Malcolm is non executive chairman of ArmorGroup International plc and is also a director of British Assets Trust plc, F&C Emerging Markets Investment Trust PLC and Ramco Energy plc. Sir Malcolm is also non executive director of Alliance Medical Holdings Limited and a consultant to BHP Billiton Plc. Sir Malcolm is Chairman of the Group's Remuneration Committee.



## Giles Weaver *FCA* [1,3]

*Independent Non Executive Director*

Mr Weaver (58) was appointed to the Board on 1 December 2000. A chartered accountant, Mr Weaver was formerly managing director and chairman of the Murray Johnstone Group until its acquisition by Aberdeen in 2000. Mr Weaver is currently chairman of Charter Pan-European Trust PLC and a director of Anglo & Overseas Trust PLC, Gartmore Capital Strategy Fund Limited, Helical Bar PLC, Investec High Income Trust PLC, ISIS Property Trust 2 Limited and Isotron plc. Mr Weaver is also a deputy chairman of the National Galleries of Scotland.



John Wybrew *FIA ASA FBIM*
*Non Executive Director*

Mr Wybrew (62) was appointed to the Board on 11 October 2001. An actuary, Mr Wybrew was formerly chairman and managing director of Windsor Life Assurance Company Limited and a director of a number of associated financial services companies. Mr Wybrew is a member of the Committee of Management of Family Investments.

[1] Member of the Audit Committee
[2] Member of the Nomination Committee
[3] Member of the Remuneration Committee

# Principal Offices

**United Kingdom and Channel Islands**
**Aberdeen Asset Management PLC**
10 Queen's Terrace, Aberdeen AB10 1YG
Tel: +44 (0) 1224 631999 Fax: +44 (0) 1224 647010

**Aberdeen Asset Managers Limited**
123 St Vincent Street, Glasgow, G2 5EA
Tel: +44 (0) 141 306 7400 Fax: +44 (0) 141 306 7401

**Aberdeen Asset Managers Limited**
One Bow Churchyard, Cheapside, London EC4M 9HH
Tel: +44 (0) 20 7463 6000 Fax: +44 (0) 20 7463 6001

**Aberdeen Private Wealth Management Limited**
No.1 Seaton Place, St. Helier, Jersey JE4 8YJ
Tel: +44 (0) 1534 758847 Fax: +44 (0) 1534 767084

**Aberdeen Murray Johnstone Private Equity Limited**
55 Spring Gardens, Manchester M2 2BY
Tel: +44 (0) 161 233 3500 Fax: +44 (0) 161 233 3550

**Edinburgh Fund Managers plc**
Donaldson House, 97 Haymarket Terrace
Edinburgh, EH12 5HD
Tel: +44 (0) 131 313 1000 Fax: +44 (0) 131 313 6300

**Asia Pacific**
**Aberdeen Asset Management Asia Limited**
21 Church Street, #01-01 Capital Square Two,
Singapore 049480
Tel: +65 395 2700 Fax: +65 535 7159

**Aberdeen Asset Management Limited**
Level 6, 201 Kent Street, Sydney, NSW 2000, Australia
Tel +61 2 9950 2888 Fax +61 2 9950 2800

**Aberdeen International Fund Managers Limited**
Room 3102-03, 31/F Alexandra House,
16-20 Chater Road,Central, Hong Kong,
Tel: +852 2103 4700 Fax: +852 2827 8908

**Europe**
**Aberdeen Property Investors AB**
Luntmakargatan 34, Box 3039, 103 63 Stockholm, Sweden
Tel: +46 8412 8000 Fax: +46 8412 8004

**United States of America**
**Aberdeen Asset Management, Inc**
300 S.E. 2nd Street, Suite #820,
Fort Lauderdale, Florida 33301, USA
Tel: +(1) 954 767 9900 Fax: +(1) 954 767 6006

45 Broadway, 31st Floor, New York, NY 10006, USA
Tel: +(1) 212 968 8800 Fax: +(1) 212 968 8888

Details of other office locations can be found on the Group's website at **www.aberdeen-asset.com**

# Corporate Information

**Registrars**
Lloyds TSB Registrars Scotland
PO Box 28448
Finance House, Orchard Brae
Edinburgh EH4 1WQ

**Company Secretary**
Scott E Massie

**Registered Office**
10 Queen's Terrace
Aberdeen AB10 1YG

**Auditors**
KPMG Audit Plc
Chartered Accountants
37 Albyn Place
Aberdeen AB10 1JB

**Bankers**
Bank of Scotland Corporate
North of Scotland
3/5 Albyn Place
Aberdeen AB10 1YP

**Registered Number**
82015

**Stockbrokers**
Cazenove & Co
20 Moorgate
London EC2R 6DA

# Aberdeen Asset Management PLC

Directors' Report & Financial Statements
Year ended 30 September 2004



# Financial Review

The highlights on page 1 refer to the figures stated before goodwill and exceptional costs which is the basis favoured by analysts, and after such items, which is the format required by UK GAAP. The following analysis provides a reconciliation of the results on these two bases.

The purpose pf providing this analysis is to demonstrate the underlying results of the Group's business, without the effects of non-recurring exceptional items and non-cash goodwill amortisation and impairment provisions so that readers of the accounts may more clearly consider the trends.

| 2004 | Underlying profit £'000 | Exceptional items £'000 | Goodwill charges £'000 | Total £'000 |
|---|---|---|---|---|
| Turnover | 140,011 | – | – | 140,011 |
| Operating expenses | (113,783) | – | – | (113,783) |
| Exceptional costs | – | (85,308) | – | (85,308) |
| Goodwill charges | – | – | (19,706) | (19,706) |
| Total administrative expenses | (113,783) | (85,308) | (19,706) | (218,797) |
| Other operating income | 1,116 | – | – | 1,116 |
| Operating profit (loss) | 27,344 | (85,308) | (19,706) | (77,670) |
| Exceptional gains | – | 2,361 | – | 2,361 |
| Net interest payable and similar charges | (12,273) | – | – | (12,273) |
| Profit (loss) before taxation | 15,071 | (82,947) | (19,706) | (87,582) |
| Taxation | (4,019) | 11,000 | – | 6,981 |
| Profit (loss) after taxation | 11,052 | (71,947) | (19,706) | (80,601) |
| Minority interests - equity | (170) | – | – | (170) |
| | 10,882 | (71,947) | (19,706) | (80,771) |
| Ordinary dividends | (9,437) | – | – | (9,437) |
| Preference dividends | (46) | – | – | (46) |
| Retained profit (loss) for the financial year | 1,399 | (71,947) | (19,706) | (90,254) |
| Earnings per share | 4.68p | (31.07p) | (8.51p) | (34.90p) |

| 2003 | Underlying profit £'000 | Exceptional items £'000 | Goodwill charges & impairment £'000 | Total £'000 |
|---|---|---|---|---|
| Turnover | 142,268 | – | – | 142,268 |
| Operating expenses | (123,250) | – | – | (123,250) |
| Exceptional costs | – | (23,851) | – | (23,851) |
| Goodwill charges & impairment | – | – | (35,741) | (35,741) |
| Total administrative expenses | (123,250) | (23,851) | (35,741) | (182,842) |
| Exceptional amounts written off investments | – | (5,376) | – | (5,376) |
| Operating profit (loss) | 19,018 | (29,227) | (35,741) | (45,950) |
| Exceptional gains | – | 53,536 | – | 53,536 |
| Net interest payable and similar charges | (13,985) | – | – | (13,985) |
| Profit (loss) before taxation | 5,033 | 24,309 | (35,741) | (6,399) |
| Taxation | 1,265 | (9,497) | – | (8,232) |
| Profit (loss) after taxation | 6,298 | 14,812 | (35,741) | (14,631) |
| Minority interests - equity | (231) | – | – | (231) |
| | 6,067 | 14,812 | (35,741) | (14,862) |
| Ordinary dividends | (7,074) | – | – | (7,074) |
| Preference dividends | (589) | – | – | (589) |
| Retained (loss) profit for the financial year | (1,596) | 14,812 | (35,741) | (22,525) |
| Earnings per share | 3.10p | 8.39p | (20.25p) | (8.76p) |

**Overview of Group's activities**

The Group's principal activity is the provision of asset management services and this business splits naturally into two segments: an investment management division, which manages a wide range of equity and fixed interest securities, and a property asset management division which manages direct property portfolios for institutions and pooled vehicles as well as providing certain ancillary services.

The value of assets under management is a key driver of turnover in the investment management division, as a large element of income is derived from fees calculated as a percentage of client assets. The property division's income also depends to an extent on the value of client assets but this is by no means the only factor, as significant elements of income can also arise from development and transaction fees, management services, etc.

Both divisions have undergone material change during the year: the investment management division has been enlarged by the acquisition and integration of Edinburgh Fund Managers Group plc ('EFM'), while the scale and focus of the property division was changed following the sale of the activities carried on from the UK and Amsterdam offices.

These changes are reflected in the movements in assets under management, summarised below:

| | Investment management £bn | Property asset management £bn | Total £bn |
|---|---|---|---|
| At 30 September 2003 | 14.9 | 5.7 | 20.6 |
| Net additions from acquisitions & disposals | 1.4 | (4.3) | (2.9) |
| Net new business won | 1.5 | 0.5 | 2.0 |
| Joint venture asset previously excluded | – | 1.3 | 1.3 |
| Conversion of fixed margin contract | – | 0.2 | 0.2 |
| Effects of market movements & performance | 0.4 | 0.5 | 0.9 |
| At 30 September 2004 | 18.2 | 3.9 | 22.1 |

The acquisition of EFM, for an all-share consideration, was completed on 24 October 2003 and EFM's operations have been successfully integrated with the existing Aberdeen business. This transaction, which included the onward sale of EFM's UK retail funds business, also freed up cash which was used to repay debt. In May 2004, the property asset management business run from the UK and Amsterdam offices was sold and the proceeds used in further reduction of debt. The focus on debt reduction, through the disposal of non-core assets has continued after the year end with the announcement of the sale of Lombard for an initial consideration of £26.7 million and the potential for up to £24 million of contingent deferred consideration. Following the year end we have also completed a restructuring of the Group's bank debt so that the repayment profile more closely matches the expected disposals of non-core assets.

The Group has been successful in attracting substantial levels of new business and this, together with steady improvements in most world markets over the year, has resulted in an improvement in turnover for the Group after taking account of the effect of acquisitions and disposals in the year. Coupled with the delivery of reductions in operating costs, the operating profit before goodwill has improved during 2004, with the full benefit to be seen in the new financial year.

**Turnover**

Total turnover for the year to 30 September 2004 was £140.0 million, compared to £142.3 million for 2003. A more detailed analysis is included in Note 1 to the accounts but, in summary, turnover was as follows:

| | 2004 £'000 | 2003 £'000 | Change % |
|---|---|---|---|
| Investment management | 91,659 | 90,073 | +1.8% |
| Property management | 48,352 | 52,195 | -7.4% |
| Group total | 140,011 | 142,268 | -1.6% |

Growth in turnover in the investment management division has benefited to an extent from new business won during the year, although much of that new business has only generated fees for a part of the current year, and the full benefit will only be seen in 2005. A true year-on-year comparison is difficult because 2004 includes income added by the Edinburgh acquisition, while the first 5 months of 2003 included income from retail funds which were sold to New Star. On a like for like basis, eliminating the effect of these transactions, turnover has improved by 11.5%, of which approximately 5% is due to market improvements and 6.5% to new business flows. 2004 has also been affected by the ongoing share buy-back activity in the UK closed-end sector.

Turnover from the property management division fell by 7.4% in 2004 compared with 2003. However, after adjusting for the effect of the disposal of the UK and Amsterdam offices, the remaining business in the Nordic region reported an increase in turnover of 7%.

The level of turnover improved slightly in the second half of the year as a result of new business gains and was also helped by the steady improvement in world stock markets and this trend has continued in the new financial year.

**Administrative expenses**

Total administrative expenses for 2004, as shown in the above tables, were £218.8 million, however this included £85.3 million of exceptional items and £19.7 million of goodwill charges which are discussed below. This compares with total administrative expenses of £182.8 million for 2003.

The analysis below shows the total operating expenses of £113.8 million, excluding the non-recurring and non-cash costs, split between investment management and property management. Expenses for the investment management division in 2004, which include the expenses of EFM following its acquisition in October 2003, fell by 7.9% compared to 2003 and by the end of the year the annualised cost base for investment management had fallen to £70 million.

Property management costs fell by 7.3% mainly as a result of the disposal of the UK & Amsterdam offices of the property division at the end of May 2004. Operating expenses increased by £2.4 million within the retained property division compared with 2003 partly due to new business gained and partly due to costs incurred in developing new business opportunities. Expenses within the property division are likely to rise in line with increased turnover as the business develops. Overall, administrative expenses on the underlying basis were 7.7% lower in 2004 compared to 2003.

| | 2004 £'000 | 2003 £'000 | Change % |
|---|---|---|---|
| Investment management | 73,565 | 79,859 | -7.9% |
| Property management | 40,218 | 43,391 | -7.3% |
| Total operating expenses | 113,783 | 123,250 | -7.7% |

Aberdeen 0311

**Operating (loss) profit**

The total operating loss for 2004 was £77.7 million compared to an operating loss of £46.0 in 2003. However, the underlying operating profit for the Group, before exceptional items and goodwill charges, was £27.3 million which is an increase of £8.3 million (43.8%) over the previous year.

The underlying profit, on a divisional basis can be analysed as follows:

| | 2004 £'000 | 2003 £'000 | Change % |
|---|---|---|---|
| Investment management | 19,210 | 10,214 | +88.1% |
| Property management | 8,134 | 8,804 | -7.6% |
| Total underlying profit | 27,344 | 19,018 | +43.8% |

The Group operating margin, calculated by dividing the underlying operating profit by turnover, improved to 19.5% from 13.4% in 2003. This improvement was driven by the investment management division, where the operating margin improved from 11.3% in 2003, to 20.7% for the year to 30 September 2004, due to a combination of new business won and reduction of costs. For the second half of the year, the margin in this division was 25.4% and the Group continues to progress towards its target of 30%. Margins for the property division in 2004 were steady at 16.9%.

**Exceptional items**

Exceptional costs in 2004 include costs of £38.5 million relating to the settlement of regulatory issues and £39.2 million in respect of provision for the Progressive Growth Uplift Plan as described in note 4 to the accounts.

Over the last year the Group has continued to review its operating costs and has reduced these wherever possible. This has included further reductions in staff numbers particularly following the acquisition of EFM in October 2003. Costs incurred in relation to redundancy of staff, office closures and outsourcing of administration amounted to £6.8 million in the year to 30 September 2004.

Costs of an aborted sale of the Group's private equity business in the year amounted to £0.8 million.

A £1.9 million gain was recorded on the disposal of the UK and Amsterdam property business. This gain does not take account of a further £7 million of potential proceeds which is contingent on future performance of the disposed business.

**Goodwill amortisation and impairment provisions**

Goodwill amortisation costs for 2004 were £19.1 million compared to £18.4 million in 2003. The increase in the current year results principally from the amortisation of £1.8 million of goodwill arising on the acquisition of EFM which was completed at the end of October 2003. This increase was partly offset by a reduction in amortisation due to the sale of the UK and Amsterdam property business in May 2004. An impairment provision of £0.6 million has been made in the current year in respect of certain items of goodwill as a result an impairment review. The charge to the profit and loss account in respect of goodwill amortisation and impairment provisions can be summarised as follows:

| | 2004 £m | 2003 £m |
|---|---|---|
| Annual charge based on goodwill at previous year end | 17.9 | 18.4 |
| Additional charge following acquisition of EFM (11 months) | 1.8 | – |
| Reduction in charge due to sale of property division | (0.6) | – |
| Total amortisation charge | 19.1 | 18.4 |
| Impairment provisions | 0.6 | 17.3 |
| Total charge for the year | 19.7 | 35.7 |

**Net interest payable and similar charges**

For the year to 30 September 2004 net interest payable and similar charges amounted to £12.3 million, representing a 12% reduction on the 2003 cost of £14.0 million. The reduction of £1.7 million resulted from the repayment of £29.3 million of bank term loans, the repayment of $5 million of the convertible subordinated loan notes and the repayment during the year of the £10 million guaranteed unsecured loan stock. The reduction in interest following these repayments of debt has been offset by higher bank overdraft interest costs due to a higher average overdraft balance during the year as well as higher interest rates. Interest costs for 2004 also included interest incurred on unsecured loan notes acquired as part of the Edinburgh Fund Managers acquisition. The charge for 2004 represents an average interest rate of 6.5% based on the average net debt during the period. The Group's remaining net debt is disclosed below.

**Taxation**

The tax credit for the year was £7.0 million, as follows:

| | £m |
|---|---|
| Tax charge on underlying profit – current year | 3.7 |
| Tax credit on exceptional items | (11.0) |
| Adjustment in respect of earlier years | 0.3 |
| | **(7.0)** |

The effective tax rate on underlying profit is 26.7%. During the year taxable losses arose within the UK with profits mainly generated by the overseas operations. As a result the Group was unable to utilise all of the UK tax reliefs available during the period and these benefits are therefore carried forward to be used against future taxable profits in the UK.

**Earnings per share**

Basic and diluted earnings per share, excluding the effects of goodwill amortisation, impairment provisions and exceptional items were 4.68p in 2004 compared with 3.10p for the year to 30 September 2003. The standard calculation, as required by FRS 14, shows a loss of 34.90p per share in 2004 compared to a loss per share of 8.76p in 2003.

**Net borrowings**

The Group had net borrowings at 30 September 2004 of £169.3million compared with £185.3 million at 30 September 2003. This represents a decrease in net borrowings of £16.0 million over the year. The level of gearing for the Group at 30 September 2004 shows an increase compared to September 2003. At September 2004 gearing was 127.3% compared to 103.8% at 30 September 2003. Before making the provisions for the settlement of regulatory issues gearing was 86.3%. The proceeds from the sale of the UK & Continental European property division allowed the repayment of £29.3 million of bank term loans as well as the repayment of £10 million of unsecured loan stock and £2.8 million of Convertible subordinated loan notes. The Group continues to comply with all conditions applicable to bank and other borrowings.

Following the year end the Group entered into new banking arrangements as described in Note 29 to the accounts and the Convertible subordinated loan notes were repaid in full. Following this restructuring, the repayment profile of bank debt is more closely matched to the expected pattern of receipts from disposals of non-core assets.

The Group's borrowings at the year end totalled £187.0 million on a gross basis, or £169.3 when expressed net of cash balances. £100 million of the gross debt, in the form of convertible bonds, is subject to a fixed interest rate of 5.875%, plus a further non-cash cost of 0.75% in respect of the amortisation of issue costs. Net debt, as it stood at the year end and on a pro forma basis following the restructuring of the Group's bank debt, as further explained in note 29, can be summarised as follows:

| | At year end £m | Pro forma £m |
|---|---|---|
| Convertible Bonds 2007 | 98.3 | 98.3 |
| Bank term loans | 30.1 | 85.1 |
| Drawn on bank overdrafts | 41.4 | – |
| Convertible subordinated loan notes | 15.2 | – |
| Guaranteed loan notes | 2.0 | 2.0 |
| | 187.0 | 185.4 |
| Net cash balances | (17.7) | (16.1) |
| Group borrowings on a net basis | 169.3 | 169.3 |

**Post balance sheet events**

On 26 October 2004 the Company announced that it had agreed to dispose of its entire shareholding in Lombard International Assurance SA ('Lombard') a pan European life assurance company based in Luxembourg, to Friends Provident plc and the disposal was subsequently completed on 11 January 2005 (note 29).

The proceeds from the disposal will be a minimum of £26.7 million net of expenses however further consideration will be received over the next three years dependent on Lombard achieving or exceeding certain performance targets for the three years to 31 December 2006. In aggregate the consideration receivable by the Company is capped at approximately £50.7 million. No tax arises on the disposal as it is held in a jurisdiction in which no tax will be charged on the eventual capital gain.

The Company has valued the investment in Lombard on the basis of the relevant share of Lombard's most recently available embedded value. At 30 September 2004 this investment was included in the balance sheet at a value of £21,064,000 against an original cost of £1,163,000. The difference of £19,901,000 is carried as a revaluation reserve. The table below sets out the gains based on the range of the potential proceeds outlined above.

| | Initial consideration £'000 | Maximum consideration £'000 |
|---|---|---|
| Proceeds | 26,700 | 50,700 |
| Original cost | (1,163) | (1,163) |
| **Total gain** | **25,537** | **49,537** |
| The total gain can be analysed as follows: | | |
| Amount taken to revaluation reserve in previous years | 19,901 | 19,901 |
| Gain to be reported in future years as proceeds are received | 5,636 | 29,636 |
| | **25,537** | **49,537** |

Aberdeen 0313

**Pension funding**
The Group continues to adopt the transitional disclosure requirements of FRS 17, and the full information is included in note 27 to the accounts. The acquisition of EFM added a third defined benefit pension scheme as well as the main scheme operated by the Group, which is a money purchase scheme. Unlike the Murray Johnstone and CGA schemes, the Edinburgh scheme remained open for future service accrual during the year to 30 September 2004, albeit closed to new membership. The scheme closed to future service accrual with effect from 31 December 2004.

A combination of ongoing special contributions and improved investment performance is reflected in a reduction in the deficits disclosed on an FRS 17 basis, as follows:

| | 2004<br>£ | 2003<br>£m |
|---|---|---|
| Murray Johnstone | 19.6 | 24.0 |
| CGA | 0.6 | 1.5 |
| Edinburgh | 6.9 | 18.0 |
| | 27.1 | 43.5 |
| Less: related deferred tax assets | (8.1) | (13.1) |
| | 19.0 | 30.4 |

Further reduction of these deficits is being funded by annual contributions totalling £4.1 million per annum.

**Financial instruments**
The Group's financial instruments, other than derivatives, comprise fixed asset and current asset investments, cash, convertible subordinated loan notes, bank term loans, convertible bonds, floating rate guaranteed unsubordinated loan stock, deferred consideration and various items, such as trade debtors, trade creditors, etc that arise from its operations. Details of the Group's financial assets and financial liabilities are given in note 23 to the accounts. The Group has taken advantage of the exemption under FRS13 Derivatives and other Financial Instruments and excluded short term debtors and creditors from the disclosures, other than currency risk disclosures of financial instruments.

The Group has adopted a policy of minimising exposure to exchange risk arising from assets and liabilities denominated in foreign currencies. During the year to September 2004 the major non-sterling liability was in respect of Convertible subordinated loan notes, which were denominated in US Dollars. To the extent that this liability was not matched at any time by US Dollar assets, the exposure was hedged by means of a currency swap arrangement. The Convertible subordinated loan notes were repaid in full on 18 November 2004 thus eliminating the Group's major non-sterling liability.

Surplus cash balances are invested in money market deposits and other interest bearing accounts, taking advantage of group offset arrangements, in order to optimise interest income while also retaining flexibility in respect of the Group's expected cash requirements.

**Acquisition of EFM**
The acquisition of Edinburgh Fund Managers Group plc was completed on 24 October 2003. The cost of the acquisition was satisfied by the issue of 58,474,000 shares at an issue price of 86.26p. The goodwill arising on the transaction amounted to £42.1 million. The acquisition brought £2.1 billion of assets to the Group, net of £0.9 billion of retail funds, which were sold to New Star Asset Management as part of the acquisition. The proceeds from the disposal of the retail funds allowed the Group to further reduce debt. In the first six months following acquisition the EFM business was fully integrated with the existing Aberdeen business and significant cost savings were achieved in the combined overheads of the two businesses.

**Disposal of property management activities**
The disposal of the UK & Continental European property business was completed on 24 May 2004. The total consideration for the disposal is up to £50.0 million of which £41.7 million was received in cash and £1.3 million is deferred. The balance of £7.0 million is contingent on the performance of the disposed business in each of the financial years to 30 September 2004 and 2005. The contingent amounts will not be recognised until the amounts receivable in respect of each year are confirmed and receipt is certain.

**IFRS preparation**
The Group's financial statements for the next financial year, to 30 September 2005, will be prepared under UK GAAP, as at present, with the change to the basis required by International Financial Reporting Standards ('IFRS') being undertaken for the year to 30 September 2006. The Group is working to achieve an orderly transition to IFRS and will provide an assessment of the main areas of impact on the financial statements as the Group's IFRS project progresses.

# Directors' Report

The Directors have pleasure in submitting their annual report and financial statements for the year ended 30 September 2004.

**Principal activity and business review**

The principal activity of the Group is the provision of asset management services. Further details of the Group's performance during the year and up to the date of this report are given in the Chairman's Statement on page 2, the Chief Executive's Review on page 5 and the Financial Review on page 14.

**Financial**

The Results for the year are shown in the profit and loss account on page 34.

An interim ordinary dividend of 2p net per share was paid on 23 June 2004. The Directors have decided to pay a second interim dividend of 2p net per share, making a total of 4p net per share for the year to 30 September 2004. The total distribution of ordinary dividends for the year to 30 September 2004 is £9.4 million.

**Directors**

Details of the present Directors of the Company are given on pages 9 to 11.

Mr D E Woods and Mr N H Reid resigned on 23 January 2004. Mr J F Solan retired on 14 May 2004. Mr M E Haylon resigned on 19 November 2004. Mr R G Wilson was appointed on 14 May 2004 and resigned on 12 January 2005. Mr R C Cornick and Mr A A Laing were appointed on 23 January 2004, Ms A M Frew was appointed on 1 October 2004 and all will stand for election at the Annual General Meeting.

In accordance with the Company's Articles of Association, Mr W J Rattray and Mr J L Wybrew retire by rotation. Mr Wybrew has chosen not to stand for re-election, while Mr Rattray, being eligible, offers himself for re-election.

Directors' interests in the share and loan capital of the Company at the year end were as follows:

| | Ordinary shares of 10p | | Options | | 5.875% Convertible Bonds 2007 | |
|---|---|---|---|---|---|---|
| | 2004 Number | 2003 Number | 2004 Number | 2003* Number | 2004 Number | 2003 Number |
| **Beneficial** | | | | | | |
| M J Gilbert | 3,927,998 | 3,777,998 | 1,478,000 | 1,215,000 | – | – |
| W J Rattray | 863,772 | 753,772 | 524,000 | 490,000 | 100 | 100 |
| A A Laing | 90,176 | 90,176 | 538,000 | 561,500 | – | – |
| C L A Irby | 45,000 | 45,000 | – | – | 31 | 31 |
| C G H Weaver | 10,000 | 10,000 | – | – | 6 | 6 |
| Rt Hon Sir Malcolm Rifkind | 1,000 | 1,000 | – | – | – | – |
| D H Waters | 1,000 | 1,000 | – | – | – | – |

Ms A M Frew purchased 15,000 Ordinary shares on 10 January 2005, Mr R C Cornick purchased 4,400 Ordinary shares on 19 January 2005 and Mr J L Wybrew purchased 50,000 Ordinary shares on 31 January 2005. There have been no other changes to the above holdings between 30 September 2004 and 7 February 2005.

* At 1 October 2003 or date of appointment, if later.

**Substantial interests**

At 7 February 2005 the Company has been notified of the following interests, other than Directors', of 3% or more in the ordinary shares:

| | Number | % of class |
|---|---|---|
| Schroder Investment Management Limited | 17,021,207 | 7.2 |
| Deutsche Asset Management | 8,886,347 | 3.8 |
| Legal and General Investment Management Limited | 8,791,043 | 3.7 |
| Brandes Investment Partners, LP | 7,279,160 | 3.1 |

**Fixed intangible assets**

The costs of acquiring the management contracts of additional unit trusts are treated as intangible assets and are stated at the lower of cost and Directors' valuation, and are subject to an annual impairment review. The Directors are of the opinion that this treatment fairly represents the long-term nature of these assets. No cost is attributed to management contracts resulting from the launch of new trusts by the Group. The Directors are of the opinion that the value of these contracts is in excess of cost.

Aberdeen 0315

**Corporate governance**

The Listing Rules of the UK Listing Authority require all listed companies to disclose how they have complied with the Combined Code issued by the Committee on Corporate Governance. The Group has complied with the provisions set out in Section 1 of the existing Combined Code throughout the year to 30 September 2004. The revised Combined Code will be effective for the financial year to 30 September 2005 and the Company has taken appropriate action to ensure full compliance can be reported next year.

**Board responsibilities**

The Board currently comprises the Chairman, six Non Executive Directors, and three executive directors. The roles of the Chairman and Chief Executive are separate, clearly defined and have been approved by the Board. Mr C L A Irby, the Chairman, is responsible for the effective conduct of the Board and for shareholder relations, whilst Mr M J Gilbert, the Chief Executive, is responsible for the day to day management of the Company. The Board considers five of the Non Executive Directors to be independent and appointed Mr D E Woods as Senior Independent Director. Following the retirement of Mr Woods in January 2004, the Board appointed Mr D H Waters as the Senior Independent Director. In considering director independence, the Board has taken into consideration the guidance provided by the revised Combined Code. Mr C G H Weaver joined the Board following the acquisition of the Murray Johnstone Group ('MJ') in November 2000. Mr Weaver was formerly an executive director of MJ until December 1999, following which he became Chairman of MJ until the acquisition in November 2000. On a literal interpretation of the guidance in the Code, Mr Weaver was never an executive of Aberdeen, nor of any subsidiary while it has been a member of the Aberdeen Group. However, in seeking to apply the spirit as well as the letter of the Code, the Board believed it was appropriate to allow the passage of a period of time before regarding Mr Weaver as being independent. A full four years having now passed, and taking into consideration his independence of character and judgement, the Board considers that Mr Weaver is an independent Non Executive Director.

Biographical details of Directors can be found on pages 9 to 11.

The Board is scheduled to meet eight times each year to review financial performance and strategy and has a formal schedule of matters reserved for its decision which includes the setting of company goals, objectives, budgets and other plans. Board papers, comprising an agenda and formal Board reports and briefing papers, are sent to the Directors in advance of each meeting. All Directors have access to independent professional advice at the Company's expense, if required, as well as to the advice and services of the Company Secretary. New Directors appointed by the Board receive a full, formal, tailored induction which includes meetings with relevant senior management in order to help them gain a detailed understanding of the Group and its activities. The Company Secretary, under the direction of the Chairman, is responsible for facilitating the induction programme for new Directors as well as for ensuring good information flow between the Board, its committees and management and for assisting with the continuing professional development needs of the Directors. All Directors have submitted themselves for re-election at intervals of no more than three years. Directors appointed during the year are required to seek election at the first Annual General Meeting following their appointment. The Board met eight times during the financial year and details of the attendance of individual directors are shown in the table below.

**Board committees**

The Board has set up the following committees to assist in the execution of its duties. All of these committees operate on written terms of reference, which are available on the Company's website, and the chairman of each committee reports to the Board. Each of the committees are authorised, at the Company's expense, to obtain external legal or other professional advice to assist in carrying out their duties. Only the members of the committees are entitled to attend the meetings, however others, such as senior management and external advisers, may be invited to attend as appropriate. Current membership of the committees is shown in the Directors' biographies on pages 9 to 11.

**Audit Committee**

The Audit Committee is scheduled to meet three times each year and can meet more frequently where business needs require. The role of the Audit Committee is to assist the Board in discharging its duties and responsibilities for financial reporting, internal control, risk management and the appointment and remuneration of independent auditors. The Committee's duties include keeping under review the scope and results of the audit work and its cost effectiveness and the independence and objectivity of the auditors. During the course of the year, the Committee approved a comprehensive policy to regulate the provision of non-audit services by the Group's external auditors, the overriding requirement being to ensure that the auditors are not engaged to perform work which, by its nature, may cause a conflict, either actual or perceived, with their independence and objectivity. The policy provides details of the types of services which are and are not permitted and those which require the explicit prior approval of the Committee. The Committee also has a responsibility for reviewing the Company's arrangements on whistleblowing, ensuring that appropriate arrangements are in place for employees to be able to raise matters of possible impropriety in confidence, with suitable subsequent follow-up action. The Committee is chaired by the Senior Independent Director, Mr D H Waters and he was supported during the year by two other Non Executive Directors, Mr C L A Irby and

Mr C G H Weaver. Messrs Solan, Woods and Wybrew also served on the Committee for part of the year. Since the year end, in order to meet the requirements of the revised Combined Code, Mr Irby stepped down from the Committee to be replaced by Ms A M Frew. The Audit Committee receives regular reports from the Group's external and internal auditors and can, and does, request supplementary reports from management to meet its terms of reference. The Audit Committee met four times during the financial year, with representatives of senior management in attendance at each meeting. In addition, representatives of KPMG Audit Plc attended three of the four meetings. Details of the attendance of individual members of the Committee during the year are shown in the table below.

**Nominations Committee**

The Board as a whole is responsible for the appointment of new Directors and for nominating them for election by shareholders at the first opportunity following their appointment. The Nominations Committee is chaired by Mr C L A Irby, and is supported by two independent Non Executive Directors, Sir Malcolm Rifkind and Mr D H Waters. Following a review of its membership, Mr Gilbert stepped down from the Committee during the year. Mr Woods also served on the Committee until his retirement from the Board. The Committee is responsible for reviewing the structure, size and composition of the Board and for recommending new members to the Board for appointment. The Committee is also responsible for giving due consideration to succession planning for the Board of Directors and other senior executives and for making recommendations to the Board. During the course of the year the Committee, having prepared a description of the roles and capabilities required, appointed Hanson Green Grosvenor Limited, an external firm of recruitment consultants, to assist in the recruitment of two additional independent non-executive directors. The Nominations Committee met six times during the year and details of the attendance of individual members of the Committee during the year are shown in the table below.

**Remuneration Committee**

The Remuneration Committee is chaired by Sir Malcolm Rifkind, and is supported by two other independent Non Executive Directors, Mr R C Cornick and Mr C G H Weaver. Following a review of its membership, Mr Irby stepped down from the Committee during the year. Mr Woods also served on the Committee until his retirement from the Board. The role of the Remuneration Committee is to monitor, review and recommend the Group's remuneration policy, as set out in the Remuneration Report on pages 24 to 27, and to recommend to the Board the remuneration packages of the executives and other senior employees of the Group. The Committee is also responsible for approving the design of all share incentive plans for approval by the Board and shareholders. The Remuneration Committee met six times during the year and details of the attendance of individual members of the Committee during the year are shown in the table below.

| | Board | Audit Committee | Remuneration Committee | Nominations Committee |
|---|---|---|---|---|
| C L A Irby | 8(8) | 4(4) | 3(3) | 6(6) |
| M J Gilbert | 8(8) | – | – | 4(4) |
| A A Laing | 5(5) | – | – | – |
| W J Rattray | 7(8) | – | – | – |
| D H Waters | 8(8) | 4(4) | – | 2(2) |
| R C Cornick | 4(5) | – | 2(3) | – |
| M E Haylon | 5(8) | – | – | – |
| Sir Malcolm Rifkind | 8(8) | – | 6(6) | 6(6) |
| J Solan | 5(5) | 2(2) | – | – |
| C G H Weaver | 8(8) | 2(2) | 3(3) | – |
| R G Wilson | 3(3) | – | – | – |
| D E Woods | 2(3) | 1(2) | 1(2) | 1(3) |
| J L Wybrew | 6(8) | 2(2) | – | – |

This table shows the number of meetings attended by each Director against the total number of meetings each Director was entitled to attend.

**Executive Committee**

The operational management of the Group is controlled by an Executive Committee, comprising the Executive Directors and other senior colleagues. The Committee is scheduled to meet three times each month and is chaired by the Chief Executive. The Committee receives reports from a number of subsidiary committees covering, *inter alia*, operational risk management, compliance and investment management and performance.

**Performance evaluation**

During the course of the year, the Board undertook an evaluation of its performance. The aims of this exercise were to ensure that the Board, its Committees and each individual director continued to act effectively and efficiently and to fulfil the duties expected of them, and to identify additional training requirements. A tailored questionnaire was developed which each director then completed. The responses were analysed and the results were subsequently discussed at a meeting of the Board. In addition, the Non Executive directors held a meeting without the executive directors present at which executive directors' performance was discussed; and the Non Executive Directors met without the Chairman present to discuss the results of the evaluation of the Chairman's performance, having taken into consideration the views of the executive directors.

**Relationships with shareholders**

The Company places a great deal of importance on communication with its shareholders and aims to keep shareholders informed by means of regular communication with institutional shareholders, analysts and the financial press throughout the year. Annual and Interim Reports are widely distributed to other parties who may have an interest in the Group's performance and these documents are also made available on the Company's website. The Chief Executive and Finance Director make regular reports to the Board on investor relations and on specific discussions with major shareholders and the Board receive copies of all research published on the Company. Private investors are encouraged to attend the Annual General Meeting at which an opportunity is provided to ask questions. The Annual General Meeting is normally attended by all Directors, and the Chairmen of the Audit, Nominations and Remuneration Committees are all available to answer questions during the meeting. The Senior Independent Director, Mr D H Waters, is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Finance Director has failed to resolve or for which such contact is inappropriate. The Company continues to offer major shareholders the opportunity to meet new directors. A resolution will again be proposed at the Annual General Meeting seeking to renew the existing authority to allow the Company to make market purchases of its own shares, if necessary. The maximum number of Ordinary shares that can be purchased under this proposal will be 11,809,949, representing 5% of the total issued share capital of the Company. The Group will continue its policy of announcing the number of proxy votes cast on resolutions at the Annual General Meeting and any other general meetings.

**Internal control**

In accordance with the guidance of the Turnbull Committee, the Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The internal controls are designed to cover all risks to achieving the Group's objectives including all business, operational, financial and compliance risks. The internal controls are designed to manage, rather than eliminate, risk of failure to meet business objectives and to provide reasonable, but not absolute, assurance against material misstatement or loss. The system of internal control is embedded within the day to day operations of the Group and a strong control culture is combined with clear management responsibility and accountabilities for individual controls. The Group operates an automated risk management framework that requires management to record and regularly assess the risks and the effectiveness of internal controls and to report their findings to the Board. The risk management framework, which covers all material parts of the Group, also provides a continuous improvement process for the Group's internal controls. The Risk Management Committee monitors the effectiveness of the risk management framework and is scheduled to meet monthly and can meet more regularly where business needs require. Membership of the Committee comprises the executive directors and their senior colleagues plus the heads of Legal, Compliance and Internal Audit, and it operates under terms of reference agreed by the Board.

The Group has three separate functions which monitor the effectiveness of internal control independently. The Performance Monitoring Department reports on the performance of funds managed by the Group to generally accepted industry standards and also monitors the investment risk profile of funds. The Head of Performance Monitoring reports to the Chief Investment Officer and provides regular reports to the Board. The Compliance Department reviews the effectiveness of controls that ensure compliance with regulatory requirements in each jurisdiction in which the Group operates. The Head of Compliance reports to the Chief Executive who attends and reports at Board meetings. The Internal Audit Department reviews the effectiveness of all controls, either by reviewing the methods and findings of the other independent monitoring functions, or by directly auditing the controls operated by management. The Head of Internal Audit reports to the Audit Committee and has unrestricted access to the Chairman of the Audit Committee.

A summary of significant risks, key internal controls and findings arising from the risk management framework and the work of the monitoring functions is reported by the Executive annually in a formal risk control report to the Board. As stated, identifying, evaluating and managing the Group's significant risks is an ongoing process which is regularly reviewed by the Board and has been in place for the year ended 30 September 2004 and up to the date of approval of these financial statements.

**Going concern**

After making enquiries and taking into account, inter alia, the working capital requirements of the Group and the commitments made to the resolution of the split capital trust issues, existing facilities and financing in place together with additional facilities which the directors reasonably expect will be made available, the Board considers that it is appropriate to adopt the going concern basis in preparing these financial statements.

**Employees**

The Group recognises that the involvement of its employees is key to the future success of the business, and has for many years adopted a practice of keeping employees fully informed on all matters affecting them. The Group has consistently operated a remuneration strategy that recognises both corporate and individual performance. The Group is also committed to best practice in employment matters, recognising the role this plays in attracting and retaining staff. The Group's equal opportunities policy is available on the Company's website and this policy is supplemented by specific policies that reflect local employment legislation and expectations. Employment and health and safety policies are maintained on the staff intranet site to which all staff have ready access.

**Corporate social responsibility**

The group recognises the importance of CSR incorporating transparency, fairness, accountability, and integrity and believes that these principles are fundamental to the group's operations. The group continues to monitor developments in all relevant areas of CSR, including environment management, employees, health and safety, suppliers and the community to ensure the Group meets best practice. Developments will continue to be reported on the company's website. During 2004 we focused on improving the Group's environmental performance. To this end we commissioned an external specialist to carry out an environmental audit of our main UK offices. The audit highlighted strengths in our environmental programme but also gaps which needed to be addressed and has helped in the development of our environmental management system. Subsequent to the audit, we have introduced certain initiatives with respect to energy use and recycling. We will also broaden our data collection process to include overseas offices which will allow us to measure more accurately the impact of the group's operations against the appropriate industry benchmarks. Further information is available on the Company's website.

**Charitable contributions**

During the year, the Group made various charitable contributions totalling £39,000 (2003 – £28,000). It is the Group's policy not to make contributions for political purposes.

**Policy on payment of creditors**

As required by the Financial Services Act, all unit trust repurchase settlements are paid within four working days of receipt of properly renounced certificates. Unless otherwise agreed, payments to other creditors are made within thirty days. At the year-end, the Group and Company had an average of 24 days' purchases outstanding in respect of trade creditors and an average of 4 days outstanding in respect of approved unit trust repurchase settlements.

**Auditors**

In accordance with Section 385 of the Companies Act 1985, a resolution to reappoint KPMG Audit Plc as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

**By order of the Board**

S E Massie

Scott E Massie
Secretary
10 Queen's Terrace
Aberdeen AB10 1YG
7 February 2005

# Remuneration Report

The Board's report to Shareholders on remuneration and details of the compensation and contractual arrangements for directors are set out below. This report has been prepared in compliance with the Directors' Remuneration Report Regulations 2002 ('the Regulations'), which impose certain statutory requirements for the disclosure of directors' remuneration. The Report also meets the relevant requirements of the Listing Rules of the UK Listing Authority and describes how the Company has complied with Section 1 of the existing Combined Code throughout the year to 30 September 2004 as it relates to directors' remuneration. The Company recognises the developments in the revised Combined Code and, whilst these provisions are not yet mandatory, the Company has taken steps to ensure full compliance can be reported next year. A resolution to approve the Report will be proposed at the forthcoming Annual General Meeting.

The Regulations require the auditors to report to shareholders on the auditable part of the Remuneration Report and to state whether, in their opinion, that part of the Report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The tables detailing directors' emoluments and interests in share options on pages 28 and 29 have been audited. The remainder of the report, which is unaudited, sets out the remuneration policy that applied during 2004 and describes arrangements which are intended to be followed for 2005.

**Remuneration Committee**

The current members of the Remuneration Committee are Sir Malcolm Rifkind (Chairman), Mr R C Cornick and Mr C G H Weaver, all independent Non Executive Directors. Mr Irby and Mr Woods each served on the Committee during the early part of the year. Biographical details of the current members of the Committee are contained on page 10.

The Committee, which operates on the basis of detailed written terms of reference, has been established by the Board to:

a) determine and recommend to the Board the Company's policy on remuneration of executive directors and senior employees;

b) determine the specific remuneration packages of the Chairman, the executive directors and other senior employees;

c) ensure that appropriate performance targets are set and that any payments made to executive directors and senior employees reflect achievement against such targets;

d) consider individual awards to executive directors and senior employees under all incentive schemes;

e) consider the recruitment of any employee with a basic salary of £100,000 or more;

f) consider any redundancy or severance payment which exceeds the terms of the Company's standard policy;

g) ensure that the Company maintains contact with the principal shareholders on remuneration matters, and to demonstrate that decisions on executive remuneration are taken independently and are complementary to the financial and commercial well-being of the Company; and

h) report to shareholders in accordance with appropriate legal requirements and associated codes of practice.

The terms of reference of the Committee, which are reviewed annually, are available on request and are published on the Company's website.

The Committee is authorised to take external advice in order to properly fulfil its duties and appointed an external firm of consultants, The Remuneration Partnership Limited, to review the level of remuneration of Non Executive Directors. Following receipt of the results of the review, the fees of the Chairman and the Non Executive Directors, which had not previously been amended since October 2000, were increased with effect from April 2004. The Committee also appointed DLA MCG Consulting to advise on the establishment of a new employee benefits scheme. Neither The Remuneration Partnership Limited or DLA MCG Consulting have provided any other services to the Group during the year.

**Remuneration policy**

The Group's remuneration policy is designed to reflect the importance of recruiting, retaining and motivating senior executives of the calibre necessary to maintain and improve the Group's position in the asset management sector. The policy seeks to reward performance in a manner which aligns the interests of clients, shareholders and executives.

The remuneration policy, which applies to executive directors and senior employees, will remain unchanged for 2005 and subsequent years. The aim, within the overall policy design of retention and motivation, is to pay basic salaries and award benefit packages which are reasonable and competitive within the asset management sector. In addition, the policy is designed, and will remain designed, to deliver additional rewards through appropriate incentive schemes, both annual and long term. These are directly linked to performance at both a corporate and an individual level.

The Committee recognises that any remuneration policy must be sufficiently flexible to take account of any changes in the business environment. In accordance with this need for flexibility, the Committee takes into account the overall competitiveness of the total remuneration package of all senior executives. When justified by performance, the 'at risk' performance elements will form the most significant element of total remuneration for executive directors and senior employees. The Committee has also consulted with Mr Irby and Mr Gilbert when considering the remuneration packages of the executive directors and senior employees.

Outlined below are the details of the individual reward components of the Remuneration policy. In providing details, the Report identifies those elements which are performance linked and the participation of the executive directors in them.

**Executive remuneration**
Executive remuneration has a number of different elements:

i) **Basic salary**
The salaries of all employees, including executive directors, are reviewed annually and are determined by reference to external market research. The Group's policy is to pay salaries which, when taken together with other benefits, will provide a remuneration package that is reasonable and competitive in the asset management sector. The Group participated in the McLagan Partners 2004 compensation survey which provided salary comparisons for a range of employees across the Aberdeen Group, including the executive directors. The Committee also considered information included in other publicly-available research and survey results. McLagan Partners did not provide any other services to the Group during the year.

ii) **Annual bonus**
The policy is to recognise corporate and individual achievements each year through an appropriate annual bonus scheme. The aggregate amount of cash bonus available in any year is dependent on the Group's overall performance and profitability. Consideration will also be given to the levels of bonuses paid in the marketplace. Individual awards, payable to all members of staff and which are non-pensionable, are determined by a rigorous assessment of achievement against defined objectives, and are reviewed and approved by the Committee. Where an individual is awarded a bonus of £100,000 or more, 50% is deferred and becomes payable at the end of the following financial year. A significant proportion of the executive directors' remuneration is expected to be paid by annual bonus, such awards to be based on the achievement of defined objectives. Objectives may vary each year, but for 2004 the principal objectives for the executive directors included cost reduction and operating efficiencies; disposal of non-core assets and debt reduction; improvement of profitibility and operating margins; and management of contingent liabilities and reputational issues. Mr Laing has been awarded a bonus of £75,000 for meeting his defined objectives, which included the achievement of significant cost savings in the Group's fund management division. In line with the Group's remuneration policy of retaining flexibility it has been agreed not to impose any maxima based on a relationship to basic salary.

iii) **Executive Share Option Scheme**
The Group has an Executive Share Option Scheme which is approved by the Inland Revenue. Options are granted at the discretion of the Committee and are based on assessments of the individuals' expected contribution to future Company performance. Options are granted for no consideration, and grants are based on the principle that, apart from the need to recruit new executives, or in other exceptional circumstances, awards will be restricted to one times salary in any year. Options granted to executive directors and senior employees under the Scheme may only be exercised if the Committee is satisfied that earnings per share, before goodwill amortisation, impairment provisions and exceptional items, have increased, over a period of 3 years or longer, by 5% per annum in excess of the average growth in the stock markets in which the Group's assets under management are invested. This is determined by reference to a number of industry standard indices appropriate to the relevant asset classes managed by the Group. One of these indices is the FTSE All-share Index, within which the Company's ordinary shares represent a 0.01% weighting. An unapproved schedule was added to this scheme in 1999 to permit options to be granted within institutional guidelines but in excess of the reduced limits on approved options imposed by the Government. Options granted under the unapproved schedule are subject to the same performance criteria as the approved schedule. The criteria have been chosen as being reflective of success in the industry sector within which the Group operates, and as being appropriate to the goal of delivering good returns to clients and shareholders alike. The Scheme was approved by the shareholders prior to its introduction.

During the year options were granted over 4,534,500 shares at an average exercise price of 84p, and these may be exercised between January 2007 and January 2014. The Scheme was established in 1994 and, in accordance with its rules, options can only be issued within a 10 year period. Accordingly, no further options can be issued under this Scheme. Details of share options granted to the executive directors during the year are shown on page 29.

iv) **Share Incentive Plan**
The Share Incentive Plan ('SIP') is intended to encourage share ownership by employees. It is designed to be available to all executive directors and employees, subject to a minimum period of 12 months' service, thus aligning their interests with those of the

shareholders. No provisions have been made for any profit related contribution to this scheme in 2004. The SIP was approved by shareholders prior to its introduction.

v) **Private medical cover**

Private health care is offered to all employees. Executive Directors and senior employees also have the option to cover themselves, their partners and unmarried dependent children.

vi) **Pension**

Executives, including executive directors, are entitled to membership of the Group's contributory money purchase pension scheme to which the employer's contribution is 15% of basic salary. In addition, on becoming a member of the Group pension scheme, the Group will provide life insurance cover that provides death in service benefits, currently amounting to four times basic salary. The life insurance cover will also provide for a further three times basic salary to be paid into the pension scheme and added to the benefits already built up to provide a widow's/widower's pension.

vii) **Deferred bonus**

During 2003 the Group implemented a specific deferred bonus scheme, designed to encourage the retention of certain key employees identified as critical to the Group's achievement of its longer term goals. An employee benefit trust was established and funded for the purpose of paying potential awards under this scheme. Deferred payments made in the form of cash bonuses were recommended by the Committee and will be paid to qualifying employees over a three year period with 15% having been paid in 2004, 35% to be paid in 2005 and the balance in 2006. Payments will be made on a pro rata basis should any qualifying employee leave during the period of three years from the date of award by reason of death, ill health, injury, disability, retirement or redundancy. The full remaining balance may, however, be paid to such a qualifying employee at the discretion of the Committee. Qualifying employees will also receive the full amount of the deferred bonus on a change of control of the Group. Mr Laing is the only executive director who participates in this deferred bonus scheme, having been identified as a key employee prior to his joining the Board. During the financial year, Mr Laing received a payment of £16,000 from the employee benefit trust and may receive a further £89,000 over the next two financial years.

During 2004, the Board, on the recommendation of the Committee, approved the award of deferred bonuses to key members of the Asia-Pacific investment team. These bonuses, to be paid in cash over a three year period commencing in December 2004, are subject to the same terms and conditions of payment as those which apply to the 2003 scheme described above.

**Share price performance**

The Regulations require the inclusion of a graph which illustrates the total shareholder return for a holding in the Company's shares against a broad equity market index. The FTSE All-Share Index has been used on the basis that it includes all UK listed stocks, including the Company's ordinary shares. The graph below also shows the total shareholder return against the FTSE Speciality and Other Finance Index for the five-year period to 30 September 2004. The Board considers this to be an appropriate index against which to measure performance because it includes all other UK listed financial stocks and therefore represents the closest comparator for benchmark purposes.


400
350
300
250
200
150
100
50
0
-50
-100
Sep-1999
Sep-2000
Sep-2001
Sep-2002
Sep-2003
Sep-2004
Aberdeen Asset Management
FTSE All Share
FTSE Speciality & Other Finance

**Service contracts**

Mr M J Gilbert, Mr A A Laing and Mr W J Rattray, all of whom are Executive Directors, have current service contracts, details of which are summarised below. Executive directors are permitted to accept a limited number of directorships outwith the Group, recognising that this can assist in the development of a director's knowledge and capabilities. All such appointments are approved in advance by the Board. Where the appointment is accepted in furtherance of the Group's business any fees received are remitted to the Company. If the appointment is not connected to the Group's business, the director is entitled to retain any fees received. The Group earned fees of £135,000 for Mr Gilbert's services as a non-executive director of several companies. Mr Gilbert earned and retained fees of £104,000 for acting as Chairman of FirstGroup plc.

| Name | Date of Contract | Notice Period | Unexpired Term | Provision of Compensation for loss of office |
|---|---|---|---|---|
| M J Gilbert | 30 August 1996 [2] | twelve/six months [3] | Rolling twelve/six months | One year's gross annual remuneration including bonuses |
| A A Laing | 30 August 1996 [2] | twelve/six months [3] | Rolling twelve/six months | One year's gross annual remuneration including bonuses |
| W J Rattray | 30 August 1996 [2] | twelve/six months [3] | Rolling twelve/six months | One year's gross annual remuneration including bonuses |

1. Appointed 23 January 2004.
2. Amended by Deed of Variation dated 30 November 2001.
3. Twelve months' notice given by the Company or six months' notice given by the Director.

**Non Executive Directors**

The remuneration of Non Executive Directors is determined by the Board. Non Executive Directors are engaged under letters of appointment and they do not have contracts of service. The letters of appointment are available for inspection at the Company's registered office during normal business hours and are available on the Company's website. The appointment will normally terminate on:

i) a director choosing to resign voluntarily; or

ii) a director reaching his/her 70th birthday; or

iii) a director being prohibited from serving by law, bankruptcy or illness; or

iv) the ninth anniversary of his/her appointment; or

v) the third or sixth anniversaries of his/her appointment if the Nominations Committee does not approve the extension of his/her appointment; or

vi) a director being found guilty of misconduct; or

vii) a director not being re-elected by the shareholders following retirement by rotation an an Annual General Meeting.

The Non Executive Directors do not participate in the annual bonus scheme, the share incentive plan, the executive share option scheme, or the deferred bonus scheme. The Chairman, who also chairs the Nominations Committee, receives a fee of £85,000. The Chairmen of the Audit and Remuneration Committees each receive fees of £8,000 and £6,000 respectively, per annum. The Senior Independent Director receives a fee of £3,000 per annum, a Non Executive Director receives a fee of £30,000 per annum and a member of a committee of the Board receives a fee of £3,000 per annum. These fees were effective from 1 April 2004.

**Directors emoluments (audited information)**

| | 2004 | | | | | | 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Salary & fees £'000 | Bonus payments £'000 | Other benefits £'000 | Total before pensions £'000 | Pension costs £'000 | Total £'000 | Total before pensions £'000 | Pension costs £'000 | Total £'000 |
| **EXECUTIVE** | | | | | | | | | |
| **Duties within the UK** | | | | | | | | | |
| M J Gilbert | 400 | – | 1 | 401 | 60 | 461 | 327 | 49 | 376 |
| A A Laing | 167 | 75 | 1 | 243 | 25 | 268 | 18 | 3 | 21 |
| W J Rattray | 180 | – | 1 | 181 | 27 | 208 | 172 | 26 | 198 |
| G R Marshall | – | – | – | – | – | – | 13 | 2 | 15 |
| C D Fishwick | – | – | – | – | – | – | 15 | 2 | 17 |
| K L Garrett-Cox | – | – | – | – | – | – | 17 | 3 | 20 |
| I A Reid | – | – | – | – | – | – | 23 | 3 | 26 |
| | 747 | 75 | 3 | 825 | 112 | 937 | 585 | 88 | 673 |
| **Duties outwith the UK** | | | | | | | | | |
| B Hendry | – | – | – | – | – | – | 15 | – | 15 |
| H Young | – | – | – | – | – | – | 25 | – | 25 |
| | – | – | – | – | – | – | 40 | – | 40 |
| **NON-EXECUTIVE** | | | | | | | | | |
| C L A Irby | 75 | – | – | 75 | – | 75 | 65 | – | 65 |
| D H Waters | 37 | – | – | 37 | – | 37 | 30 | – | 30 |
| Rt Hon Sir Malcolm Rifkind | 34 | – | – | 34 | – | 34 | 29 | – | 29 |
| M E Haylon | 28 | – | – | 28 | – | 28 | 8 | – | 8 |
| C G H Weaver | 31 | – | – | 31 | – | 31 | 25 | – | 25 |
| J Wybrew | 28 | – | – | 28 | – | 28 | 25 | – | 25 |
| R C Cornick | 21 | – | – | 21 | – | 21 | – | – | – |
| J Solan | 16 | – | – | 16 | – | 16 | 25 | – | 25 |
| R G Wilson | 11 | – | – | 11 | – | 11 | – | – | – |
| D E Woods | 8 | – | – | 8 | – | 8 | 25 | – | 25 |
| C M Gilchrist | – | – | – | – | – | – | 10 | – | 10 |
| P McLoughlin | – | – | – | – | – | – | 8 | – | 8 |
| S E Murray | – | – | – | – | – | – | 8 | – | 8 |
| R Scott Brown | – | – | – | – | – | – | 10 | – | 10 |
| S Y Tan | – | – | – | – | – | – | 8 | – | 8 |
| | 289 | – | – | 289 | – | 289 | 276 | – | 276 |
| | 1,036 | 75 | 3 | 1,114 | 112 | 1,226 | 901 | 88 | 989 |

The executive directors voluntarily reduced their basic salaries for a period of 12 months, effective for the full year to 30 September 2003. With effect from 1 October 2003 their basic salaries were restored to their contractual levels.

Mr Laing also received a payment of £16,000 from an employee benefit trust set up to operate the deferred bonus scheme described on page 26. Payments due under the deferred bonus scheme to the employee benefit trust were expensed in 2003.

**Directors' interests in share options**

| | Date of grant | Number 2003* | Granted during year | Exercised during year | Lapsed during year | 2004 | Exercise price | Earliest exercise | Latest exercise |
|---|---|---|---|---|---|---|---|---|---|
| M J Gilbert | 30.3.94 | 150,000 | – | 150,000 | – | – | 91p | Mar 1999 | Mar 2004 |
| | 9.7.98 | 50,000 | – | – | – | 50,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 175,000 | – | – | – | 175,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 240,000 | – | – | – | 240,000 | 261p | Dec 2004 | Dec 2009 |
| | 26.6.00 | 400,000 | – | – | – | 400,000 | 531p | Jun 2003 | Jun 2010 |
| | 5.6.01 | 200,000 | – | – | – | 200,000 | 585p | Jun 2004 | Jun 2011 |
| | 23.1.04 | – | 413,000 | – | – | 413,000 | 84p | Jan 2007 | Jan 2014 |
| | | **1,215,000** | **413,000** | **150,000** | – | **1,478,000** | | | |
| W J Rattray | 30.3.94 | 110,000 | – | 110,000 | – | – | 91p | Mar 1999 | Mar 2004 |
| | 9.7.98 | 10,000 | – | – | – | 10,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 75,000 | – | – | – | 75,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 100,000 | – | – | – | 100,000 | 261p | Dec 2004 | Dec 2009 |
| | 26.6.00 | 75,000 | – | – | – | 75,000 | 531p | Jun 2003 | Jun 2010 |
| | 5.6.01 | 120,000 | – | – | – | 120,000 | 585p | Jun 2004 | Jun 2011 |
| | 23.1.04 | – | 144,000 | – | – | 144,000 | 84p | Jan 2007 | Jan 2014 |
| | | **490,000** | **144,000** | **110,000** | – | **524,000** | | | |
| A A Laing | 30.3.94 | 112,500 | – | – | 112,500 | – | 91p | Mar 1999 | Mar 2004 |
| | 9.7.98 | 10,000 | – | – | – | 10,000 | 121p | Jul 2003 | Jul 2008 |
| | 20.1.99 | 150,000 | – | – | – | 150,000 | 101p | Jan 2004 | Jan 2009 |
| | 8.12.99 | 200,000 | – | – | – | 200,000 | 261p | Dec 2004 | Dec 2009 |
| | 11.6.03 | 89,000 | – | – | – | 89,000 | 59p | Jun 2006 | Jun 2013 |
| | 23.1.04 | – | 89,000 | – | – | 89,000 | 84p | Jan 2007 | Jan 2014 |
| | | **561,500** | **89,000** | – | **112,500** | **538,000** | | | |

During the year Mr Gilbert exercised 150,000 options and Mr Rattray exercised 110,000 options as detailed above. Both directors continue to hold the shares that were issued on exercise. The middle market price of the ordinary shares at the date of exercise was 96p. None of the Directors exercised options during the year ended 30 September 2003.

The middle market price of the Company's ordinary shares at 30 September 2004 was 87p and the range during the year was 66p to 100.25p.

* At 1 October 2003 or date of appointment, if later.

The Remuneration Report was approved by the Board of Directors on 7 February 2005 and signed on its behalf by:

**Sir Malcolm Rifkind**
Non Executive Director

Aberdeen 0325

# Statement of Directors' Responsibilities

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

# Independent Auditors' Report to the Members of Aberdeen Asset Management PLC

We have audited the financial statements on pages 32 to 67. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Company's Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

**Respective responsibilities of Directors and Auditors**

The directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described on page 30, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 20 to 23 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

**Basis of audit opinion**

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

*Funding Arrangements*

In forming our opinion, we have considered the adequacy of the disclosures made in note 29 to the financial statements in respect of the Group's funding of the settlement agreed with the Financial Services Authority and Uplift Plan available to eligible investors in the Aberdeen Progressive Growth Unit Trust. In view of the significance of this matter, we consider that it should be drawn to your attention but our opinion is not qualified in this respect.

**Opinion**

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2004 and of the loss of the Group for the year then ended; and
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

**KPMG Audit Plc**
Chartered Accountants
Registered Auditor, Aberdeen

7 February 2005

Aberdeen 0327

# Accounting Policies

**Basis of preparation**

The financial statements have been prepared under the historical cost convention, modified to include the revaluation of certain investments, and in accordance with applicable Accounting Standards. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

**Consolidation**

The consolidated financial statements incorporate the accounts of the Company and all its subsidiary undertakings made up to 30 September 2004. As permitted by Section 230 of the Companies Act 1985, a separate profit and loss account of the Company is not presented.

Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. In accordance with FRS 8, no disclosure is made of transactions or balances between group entities that have been eliminated on consolidation.

An associate is an undertaking in which the Group has a long-term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. The Group's share of the profits less losses of associates is included in the consolidated profit and loss account and its interest in their net assets, is included in investments in the consolidated balance sheet.

**Goodwill**

Goodwill before 1 October 1998, when FRS 10, *Goodwill and intangible assets* was adopted, was written off to reserves in the year of acquisition.

Goodwill (representing the excess of the fair value of the consideration given and associated costs over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 October 1998 is capitalised and amortised over its estimated useful life. The estimated useful life is normally considered to be twenty years, unless there are factors which indicate that a different period is appropriate. On the subsequent disposal or termination of a business the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

**Fixed intangible assets**

Unit trust management contracts purchased by the Group are stated at cost and disclosed as intangible assets. These assets are not amortised as they are considered to have an indefinite life, but are subject to an annual impairment review.

The present value in use (representing the excess of the fair value of the consideration and associated costs over the fair value of the separate net assets acquired), of the closed fund life business purchased by the group is treated as an intangible asset and is amortised over a ten year period. The Directors consider that a ten year period is appropriate in respect of the Isle of Man life assurance business as this is in line with the expected pattern of cash emerging from the life fund.

**Investments**

Listed fixed asset investments are held at cost less any provision for impairment. Unlisted fixed asset investments, other than associated undertakings, are valued at cost less provision for impairment, with the exception of Lombard International Assurance which has been valued on the basis of the relevant share of Lombard's most recently available embedded value. Investments held as current assets are stated at the lower of cost and net realisable value.

**Stocks**

Stocks of units in managed funds are stated at the lower of cost and market value, calculated at the bid price on the balance sheet date.

**Turnover**

Turnover represents the amount receivable in respect of the Group's activities in providing investment management and property asset management services. Income from management fees and registration fees is recognised on an accruals basis in line with the terms of the various contracts. Income from performance fees is recognised when attainment of the criteria defined in the relevent management contracts is considered certain. Income from dealing profits is recognised at the execution of the transaction.

**Taxation**

The charge for taxation is based on the loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

**Leases**

Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. All other leases are operating leases and the rental charges are taken to the profit and loss account on a straight line basis over the life of the lease.

**Depreciation**

Depreciation is provided by the Group to write off the cost, less any anticipated residual value, of fixed tangible assets by equal installments over their estimated useful economic lives as follows:

| | |
|---|---|
| Heritable property | : 50 years |
| Leasehold property | : over the period of the lease |
| Property improvements | : 5 years or the period of the lease |
| Computers, fixtures and fittings | : 3 - 10 years |
| Motor vehicles | : 4 years |

**Foreign exchange**

Transactions of UK companies which are denominated in foreign currencies are converted at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date and the gains or losses are dealt with in the profit and loss account. The assets and liabilities of overseas subsidiary undertakings are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Gains and losses arising on these translations are taken to reserves net of exchange differences arising on related foreign currency borrowings.

**Pension costs**

The principal pension scheme operated by the Group is a self-administered money purchase scheme. In addition overseas subsidiaries make contributions to various trade and state money purchase schemes. Benefits from these schemes are based on contributions made. Payments made to the schemes represent current service contributions and are charged to the profit and loss account.

The Group also operates three defined benefit pension schemes which arose on acquisitions. All three schemes are closed to new membership and two are closed to future service accruals. Contributions to these schemes, which are paid according to the advice of an actuary, are charged to the profit and loss account so as to spread the cost over the expected remaining working lives of those deferred members who are still working for the group.

**Debt and debt issue costs**

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the amortisation of issue costs in respect of the accounting period and reduced by payments made or conversions in the period. Issue costs of debt are amortised in the profit and loss account over the term of such debt.

**Long term life assurance business**

The Group includes the results of its long term life assurance business by consolidating shareholders' entitlements as reflected in shareholders funds and the non-technical profit and loss account of the insurance companies accounts, prepared on a modified statutory solvency basis. The technical account, which deals with long term insurance business premiums, claims, investment returns and other related insurance costs is not consolidated. Policyholder assets are disclosed as a single item on the Group balance sheet, matched by a liability line item for liabilities of long term life assurance business, which includes any surplus not recognised in the group accounts. Summaries of the long term insurance business technical account and balance sheet details are disclosed in note 25.

**Exceptional items**

Items of income and expense that the Directors consider exceptional by virtue of their size or incidence are disclosed separately in order to facilitate an understanding of the results.

# Consolidated Profit and Loss Account

For the year ended 30 September 2004

| | Notes | 2004 £'000 | 2003 £'000 |
|---|---|---|---|
| Turnover | 1 | 140,011 | 142,268 |
| Operating expenses | | (113,783) | (123,250) |
| Costs relating to settlement of regulatory issues | 4 | (38,519) | (3,058) |
| Provision for Progressive Growth Uplift Plan | 4 | (39,200) | – |
| Other exceptional costs | 4 | (7,589) | (20,793) |
| Amortisation of goodwill | 11 | (19,122) | (18,430) |
| Provisions for impairment of goodwill & intangible assets | 11 | (584) | (17,311) |
| Total administrative expenses | | (218,797) | (182,842) |
| Other operating income | | 1,116 | – |
| Exceptional amounts written off investments | 4 | – | (5,376) |
| Operating profit before goodwill amortisation, impairment provisions & exceptional operating items | | 27,344 | 19,018 |
| Amortisation of goodwill, impairment provisions & exceptional items | | (105,014) | (64,968) |
| **Operating loss** | 1, 2 | (77,670) | (45,950) |
| Gain on disposal of subsidiaries | 13 | 1,940 | – |
| Gain on disposal of management contracts | 4 | 421 | 53,536 |
| Net interest payable and similar charges | 5 | (12,273) | (13,985) |
| **Loss on ordinary activities before taxation** | | (87,582) | (6,399) |
| Tax on loss on ordinary activities | 6 | 6,981 | (8,232) |
| **Loss on ordinary activities after taxation** | | (80,601) | (14,631) |
| Minority interests - equity | | (170) | (231) |
| **Loss for the financial year** | | (80,771) | (14,862) |
| **Dividends** | | | |
| Equity dividends on ordinary shares | 8 | (9,437) | (7,074) |
| Non-equity dividends on preference shares | 8 | (46) | (589) |
| | | (9,483) | (7,663) |
| **Retained loss for the financial year** | 19 | **(90,254)** | **(22,525)** |
| **Earnings (loss) per share – basic and diluted** | 9 | | |
| Before goodwill amortisation, impairment provisions & exceptional items | | 4.68p | 3.10p |
| After goodwill amortisation, impairment provisions & exceptional items | | (34.90p) | (8.76p) |

Turnover and operating loss arise wholly from continuing activities.
There is no material difference between the loss on ordinary activities before taxation above and the historic cost equivalent.

# Consolidated Statement of Total Recognised Gains and Losses

For the year ended 30 September 2004

| | Notes | 2004 £'000 | 2003 £'000 |
|---|---|---|---|
| Loss for the financial year | | (80,771) | (14,862) |
| Revaluation of fixed asset investments | 13 | 4,428 | 3,171 |
| Translation of foreign currency net investments | | (475) | 1,102 |
| **Total recognised losses for the financial year** | | **(76,818)** | **(10,589)** |

# Balance Sheets

As at 30 September 2004

| | Notes | Group 2004 £'000 | Group 2003 £'000 | Company 2004 £'000 | Company 2003 £'000 |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Fixed assets** | | | | | |
| Intangible assets | 10 | 40,788 | 42,408 | 502 | 502 |
| Goodwill | 11 | 297,083 | 302,459 | 2,545 | 3,319 |
| Tangible assets | 12 | 10,567 | 14,981 | 8,276 | 9,792 |
| Investments | 13 | 46,654 | 33,861 | 404,606 | 433,205 |
| | | **395,092** | **393,709** | **415,929** | **446,818** |
| **Current assets** | | | | | |
| Stocks | 14 | 519 | 192 | – | – |
| Debtors | 15 | 45,730 | 39,981 | 39,477 | 34,708 |
| Investments | 16 | 424 | 2,812 | 424 | 812 |
| Cash at bank and in hand | 17 | 17,763 | 23,003 | 11 | 6,738 |
| | | **64,436** | **65,988** | **39,912** | **42,258** |
| **Assets attributable to equity shareholders** | | **459,528** | **459,697** | **455,841** | **489,076** |
| Assets of long-term life assurance business | 25 | 231,045 | 247,328 | – | – |
| **Total assets** | | **690,573** | **707,025** | **455,841** | **489,076** |
| **LIABILITIES** | | | | | |
| **Capital and reserves** | | | | | |
| Called-up share capital | 18 | 23,620 | 28,034 | 23,620 | 28,034 |
| Share premium account | 19 | 19,710 | 19,205 | 19,710 | 19,205 |
| Revaluation reserve | 19 | 19,901 | 15,529 | – | – |
| Other reserves | 19 | 203,805 | 154,766 | 83,633 | 73,290 |
| Profit & loss account | 19 | (134,114) | (38,938) | 3,182 | 23,631 |
| **Shareholders' funds** | | | | | |
| Equity | | 132,922 | 168,253 | 130,145 | 133,817 |
| Non equity | | – | 10,343 | – | 10,343 |
| | 20 | **132,922** | **178,596** | **130,145** | **144,160** |
| **Minority interests - equity** | | 282 | 749 | – | – |
| **Provisions for liabilities and charges** | 24 | 45,625 | 4,179 | 39,200 | – |
| **Creditors: due within one year, including convertible debt** | | | | | |
| Creditors | | 162,962 | 123,810 | 172,750 | 192,266 |
| Convertible debt | | 15,197 | 19,562 | 15,197 | 19,562 |
| | 21 | 178,159 | 143,372 | 187,947 | 211,828 |
| **Creditors: due after more than one year, including convertible debt** | | | | | |
| Creditors | | 4,267 | 35,272 | 276 | 35,559 |
| Convertible debt | | 98,273 | 97,529 | 98,273 | 97,529 |
| | 22 | 102,540 | 132,801 | 98,549 | 133,088 |
| | | 459,528 | 459,697 | 455,841 | 489,076 |
| Liabilities of long-term life assurance business | 25 | 231,045 | 247,328 | – | – |
| **Total liabilities** | | **690,573** | **707,025** | **455,841** | **489,076** |

The financial statements were approved by the Board of Directors on 7 February 2005, and signed on its behalf by:

**C L A Irby,**
Chairman

**W J Rattray,**
Finance Director

Aberdeen 0331

# Consolidated Cash Flow Statement

For the year to 30 September 2004

| | Notes | 2004 £'000 | 2004 £'000 | 2003 £'000 | 2003 £'000 |
|---|---|---|---|---|---|
| **Net cash inflows from operating activities** | | | | | |
| Core cashflow from operating activities | | | 4,193 | | 17,082 |
| Effects of short-term timing differences on unit trust settlements | | | (2,550) | | (9,669) |
| | 2 | | 1,643 | | 7,413 |
| **Returns on investments and servicing of finance** | | | | | |
| Net interest paid | | (10,104) | | (14,069) | |
| Non-equity dividend paid | | (137) | | (680) | |
| | | | (10,241) | | (14,749) |
| **Taxation paid** | | | (6,194) | | (3,243) |
| **Capital expenditure and financial investment** | | | | | |
| Purchases of tangible fixed assets | 12 | (1,784) | | (3,006) | |
| Purchases of fixed asset investments | | (4,500) | | (2,518) | |
| Purchases of current asset investments | | (4,630) | | (551) | |
| Sales of intangible fixed assets | | 27,421 | | 82,062 | |
| Sales of tangible fixed assets | | 2,649 | | 604 | |
| Sales of fixed asset investments and loan repayments received | | 1,702 | | 2,446 | |
| Sales of current asset investments | | 11,432 | | 161 | |
| | | | 32,290 | | 79,198 |
| **Acquisitions and disposals** | | | | | |
| Purchase of subsidiary undertakings | 13 | 657 | | (2,208) | |
| Purchase of goodwill | | (1,021) | | – | |
| Sale of subsidiary undertakings | 13 | 29,669 | | – | |
| | | | 29,305 | | (2,208) |
| **Equity dividends paid** | | | (8,251) | | (7,311) |
| **Cash inflow before financing** | | | 38,552 | | 59,100 |
| **Financing** | | | | | |
| Issue of share capital | | | 586 | | – |
| Redemption of preference share capital | 18 | | (10,343) | | (10,342) |
| New bank term loans | | | – | | 754 |
| Repayment of loan notes | | | (2,176) | | – |
| Repayment of convertible loan notes | 22 | | (2,793) | | (3,163) |
| Repayment of loan stock | 22 | | (10,000) | | – |
| Instalments repaid on term loans | 22 | | (29,272) | | (71,762) |
| **Decrease in cash in year** | 17 | | **(15,446)** | | **(25,413)** |

**Reconciliation of net cash flow to movement in net debt**

| | Notes | 2004 £'000 | 2003 £'000 |
|---|---|---|---|
| **Decrease in cash in year** | | (15,446) | (25,413) |
| New bank term loans | | – | (754) |
| Loans assumed on acquisition of subsidiary | 22 | (11,844) | – |
| Repayments of loan notes | | 2,176 | – |
| Instalments repaid on term loans | | 29,272 | 71,762 |
| Repayment of convertible loan notes | | 2,793 | 3,163 |
| Repayment of loan stock | | 10,000 | – |
| **Change in net debt resulting from cash flows** | | 16,951 | 48,758 |
| Amortisation of issue costs of convertible bonds | 5 | (744) | (744) |
| Conversion of bonds to ordinary shares | | – | 3 |
| Translation difference | | (140) | 1,102 |
| **Movement in net debt in the year** | | 16,067 | 49,119 |
| **Net debt at 1 October** | 22 | (185,332) | (234,451) |
| **Net debt at 30 September** | 22 | **(169,265)** | **(185,332)** |

1. **Segmental information**

The Group is involved in the provision of investment management and property asset management services. These services are provided to clients in the following geographic areas:

| | United Kingdom | Rest of Europe | Rest of World | Total |
|---|---|---|---|---|
| **Year to September 2004** | **£'000** | **£'000** | **£'000** | **£'000** |
| Turnover | 75,451 | 45,641 | 18,919 | 140,011 |
| Operating (loss) profit | (95,795) | 7,781 | 10,344 | (77,670) |
| (Loss) profit before interest and tax | (92,775) | 7,223 | 10,243 | (75,309) |
| Net assets (liabilities) outwith the UK | | 14,876 | (487) | 14,389 |
| **Year to September 2003** | | | | |
| Turnover | 89,445 | 41,682 | 11,141 | 142,268 |
| Operating (loss) profit | (54,873) | 5,181 | 3,742 | (45,950) |
| (Loss) profit before interest and tax | (1,337) | 5,181 | 3,742 | 7,586 |
| Net assets outwith the UK | | 10,910 | 5,455 | 16,365 |

Turnover and (loss) profit before interest and tax by origin are not materially different to the information given above.

The results of the Group can be further analysed between investment management and property asset management activities as shown below.

| | Investment management | Property asset management | Group total |
|---|---|---|---|
| **Year to 30 September 2004** | **£'000** | **£'000** | **£'000** |
| Turnover | 91,659 | 48,352 | 140,011 |
| Other operating income | 1,116 | – | 1,116 |
| Total operating income | 92,775 | 48,352 | 141,127 |
| Operating expenses | (73,565) | (40,218) | (113,783) |
| Costs relating to settlement of regulatory issues | (38,519) | – | (38,519) |
| Provision for Progressive Growth Uplift Plan | (39,200) | – | (39,200) |
| Other exceptional costs | (7,589) | – | (7,589) |
| Amortisation of goodwill | (17,282) | (1,840) | (19,122) |
| Provisions for impairment of goodwill | (584) | – | (584) |
| Total administrative expenses | **(176,739)** | **(42,058)** | **(218,797)** |
| Operating profit (before goodwill amortisation, impairment provisions & exceptional costs) | **19,210** | **8,134** | **27,344** |
| Operating (loss) profit (after goodwill amortisation, impairment provisions & exceptional costs) | **(83,964)** | **6,294** | **(77,670)** |
| (Loss) profit before interest and tax | **(81,603)** | **6,294** | **(75,309)** |
| Net assets | 122,406 | 10,516 | 132,922 |

Aberdeen 0333

| Year to 30 September 2003 | Investment management £'000 | Property asset management £'000 | Group total £'000 |
|---|---|---|---|
| Turnover | 90,073 | 52,195 | 142,268 |
| Operating expenses | (79,859) | (43,391) | (123,250) |
| Costs relating to settlement of regulatory issues | (3,058) | – | (3,058) |
| Other exceptional costs | (20,086) | (707) | (20,793) |
| Amortisation of goodwill | (16,081) | (2,349) | (18,430) |
| Provisions for impairment of goodwill & intangible assets | (17,311) | – | (17,311) |
| Total administrative expenses | **(136,395)** | **(46,447)** | **(182,842)** |
| Operating profit (before goodwill amortisation impairment provisions & exceptional costs | 10,214 | 8,804 | 19,018 |
| Operating (loss) profit (after goodwill amortisation impairment provisions & exceptional costs | (51,698) | 5,748 | (45,950) |
| **Profit before interest and tax** | 1,838 | 5,748 | 7,586 |
| **Net assets** | 163,896 | 14,700 | 178,596 |

Following its acquisition on 24 October 2003, the operations of Edinburgh Fund Managers Group have been integrated with those of existing Group companies and therefore the results and cashflows can no longer be separately identified.

| **2. Operating loss** | | 2004 £'000 | 2003 £'000 |
|---|---|---|---|
| Operating loss is stated after charging (crediting): | | | |
| Services provided by auditors | | | |
| Audit services | – statutory audit* | 355 | 397 |
| | – review of interim statement | 25 | 25 |
| | – audit related regulatory reporting | 58 | 66 |
| Further assurance services | | 13 | 490 |
| Taxation services | | 85 | 46 |
| Other services | | 8 | 67 |
| Operating lease payments | | 4,180 | 4,830 |
| Share of results of associated undertakings | | (116) | (129) |
| Depreciation | | 4,415 | 4,911 |
| Amortisation of goodwill | – investment management | 17,282 | 16,081 |
| | – property asset management | 1,840 | 2,349 |
| Provision for impairment of goodwill | – investment management | 584 | 13,511 |
| Amortisation of intangible assets | – life assurance | 1,620 | 2,086 |
| Provision for impairment of intangible assets | – life assurance | – | 3,800 |
| Amounts written off current asset investments | | 286 | 282 |
| Directors' emoluments | | 1,114 | 901 |
| Exchange losses | | 125 | – |
| Gain on disposal of tangible fixed assets | | (199) | (38) |

*£28,000 (2003 – £27,000) of this total relates to the audit of the Company.

The Company's auditors received fees of £263,000 (2003 – £nil) for advisory and reporting services provided in relation to certain acquisitions and disposals. These costs are included within the costs of the respective acquisition or disposal to which they relate.

Details of Directors' remuneration are given in the Remuneration Report on pages 24 to 29.

| | 2004 £'000 | 2003 £'000 |
|---|---|---|
| **Reconciliation of operating loss to operating cash flow** | | |
| Operating loss | (77,670) | (45,950) |
| Depreciation charges | 4,415 | 4,911 |
| Amortisation of goodwill | 19,122 | 18,430 |
| Provision for impairment of goodwill | 584 | 13,511 |
| Amortisation of intangible assets | 1,620 | 2,086 |
| Provision for impairment of intangible assets | – | 3,800 |
| Gain on disposal of tangible fixed assets | (199) | (38) |
| (Gain) loss on disposal of fixed and current asset investments | (590) | 77 |
| Exceptional amounts written off fixed and current asset investments | – | 5,376 |
| Amounts written off current asset investments | 286 | 282 |
| Share of results of associated undertakings | (116) | (129) |
| Increase (decrease) in provisions for liabilities and charges | 31,753 | (1,320) |
| (Increase) decrease in stock | (327) | 528 |
| (Increase) decrease in debtors | (6,407) | 16,728 |
| Increase (decrease) in creditors | 29,172 | (10,879) |
| Net cash inflow from operating activities | **1,643** | **7,413** |

The operating cash flow in the year includes payments of £10,300,000 (2003 – £15,500,000) relating to exceptional items.

| 3. **Employees** | 2004 £'000 | 2003 £'000 |
|---|---|---|
| Aggregate employee costs, including Directors: | | |
| Salaries and bonuses | 47,747 | 44,012 |
| Other benefits | 969 | 1,011 |
| Social security costs | 5,356 | 5,093 |
| Other pension costs | 6,560 | 5,626 |
| | 60,632 | 55,742 |
| Redundancy and exceptional staff costs | 7,098 | 4,653 |
| | **67,730** | **60,395** |

The redundancy and exceptional staff costs noted above are included within exceptional costs as detailed in note 4.

| **Average number of employees during the year** | Number | Number |
|---|---|---|
| Investment management | 496 | 572 |
| Property | 225 | 266 |
| Life assurance | 15 | 42 |
| | **736** | **880** |
| **Number of employees at the year end** | | |
| Investment management | 470 | 433 |
| Property | 182 | 263 |
| Life assurance | – | 38 |
| | **652** | **734** |

The information shown above excludes staff who are employed by the property division solely for the operational management and administration of client properties and whose costs are borne fully by those clients.

| 4. **Exceptional items** | **2004 £'000** | **2003 £'000** |
|---|---|---|
| **Exceptional costs: recognised within operating loss** | | |
| Costs relating to settlement of regulatory issues | 38,519 | 3,058 |
| Provision for Uplift Plan to eligible investors in Aberdeen Progressive Growth Unit Trust | 39,200 | – |
| Expenses in relation to the cost reduction and rationalisation programme | 6,829 | 8,662 |
| Costs incurred in relation to the curtailment of activities in the UK retail market | – | 8,597 |
| Costs of aborted sale, subsequent rationalisation and other costs | 760 | 3,534 |
| | 85,308 | 23,851 |
| Amounts written off investments | – | 5,376 |
| | **85,308** | **29,227** |

Exceptional costs arose for the following reasons:

Certain subsidiaries have been involved in investigations of the split capital closed-end sector instigated by the Financial Services Authority ('FSA') and the Jersey Financial Services Commission ('JFSC') which have been in progress since 2002.

The Group has incurred considerable costs in the provision of information to the investigators and in taking legal advice on its defence against any allegations made. As announced on 24 December 2004, the Group, in common with other firms involved in these investigations, has agreed to make a voluntary contribution to a central fund to achieve resolution of this issue, which otherwise could have continued for some considerable time.

This voluntary contribution of £35,000,000 and £3,519,000 of costs related to the Group's involvement in these investigations have been treated as exceptional costs. The costs for 2003 of £3,058,000 represent the expenses incurred relating to the investigation for that period. The voluntary contribution is included within other creditors (note 21).

The provision for the cost of the Uplift Plan to eligible investors in Aberdeen Progressive Growth Unit Trust of £39,200,000 represents the estimated discounted cost to the Group as described in note 24.

These payments, which will be made over the period December 2004 – October 2006, are expected to be financed from a combination of existing facilities and additional facilities to be made available. Depending on market conditions, the Group may consider refinancing an element of bank debt from a small convertible bond issue. Further details of the Group's funding arrangements are provided in note 29.

Expenses in relation to the cost reduction and rationalisation programme represent redundancy, office closure and one-off outsourcing costs. The costs for 2004 include expenses of this nature incurred following the acquisition of the Edinburgh Fund Managers Group plc in October 2003.

Costs incurred in 2003 in relation to the curtailment of activities in the UK retail market include provision for marketing expenditure which had been aimed at retail markets from which the Group has withdrawn.

Costs of aborted sale, subsequent rationalisation and other costs in 2003 relate principally to the proposed disposal by sale or flotation, of the Group's property division.

The amounts written off investments in 2003 represent provisions made against the value of both fixed asset and current asset investments exposed to the split capital sector.

**Gain on disposal of subsidiaries**

The gain on disposal of subsidiaries of £1,940,000 arose on the sale of the UK and Continental European property businesses completed on 24 May 2004 (note 13).

| **Gain on disposal of management contracts** | **2004 £'000** | **2003 £'000** |
|---|---|---|
| Proceeds of disposal | 507 | 86,762 |
| Less: intangible assets written off | – | (28,526) |
| Less: related costs of disposal | (86) | (4,700) |
| | 421 | 53,536 |

The gain on disposal of management contracts in 2004 relates to the sale of management rights of a Dublin registered unit trust.

The gain on disposal of management contracts in 2003 relates to the sale of the management rights of six UK retail fund assets to New Star Asset Management Group Limited. The transaction was completed on 21 February 2003 and resulted in £1.73 billion of assets being transfered to New Star. The tax attributable to this transaction was estimated at £13 million, which the directors believe was a prudent estimate because it did not take into account certain reliefs until such time as their availability is confirmed.

| 5. Net interest payable and similar charges | 2004 £'000 | 2003 £'000 |
|---|---|---|
| Paid on 5.875% Convertible Bonds 2007 | 5,875 | 5,875 |
| Paid on 8% Convertible Subordinated Loan Notes | 1,194 | 1,563 |
| Paid on term loans | 2,525 | 4,228 |
| Paid on floating rate guaranteed unsecured loan stock | 328 | 503 |
| Paid on unsecured guaranteed loan notes | 105 | – |
| Paid on overdrafts, deposit accounts and other interest bearing accounts | 1,502 | 1,072 |
| | 11,529 | 13,241 |
| Amortisation of issue costs on Convertible Bonds | 744 | 744 |
| | **12,273** | **13,985** |

| 6. Taxation | 2004 £'000 | 2003 £'000 |
|---|---|---|
| **UK corporation tax** | | |
| UK Corporation tax at 30% (2003 - 30%) | (1,100) | 11,139 |
| Adjustments in respect of prior periods | 184 | (2,898) |
| Total UK corporation tax | (916) | 8,241 |
| **Foreign tax** | | |
| Current tax | 2,784 | 1,801 |
| Adjustments in respect of prior periods | 130 | (153) |
| Total foreign tax | 2,914 | 1,648 |
| Total current tax, UK and foreign | 1,998 | 9,889 |
| **Deferred tax** | | |
| Originating and reversal of timing differences | (8,979) | (1,138) |
| Adjustments in respect of prior periods | – | (519) |
| | (8,979) | (1,657) |
| | **(6,981)** | **8,232** |

No deferred tax provision is required on the revaluation of the investment in Lombard as the investment is held in a jurisdiction in which no tax will be charged on the eventual capital gain.

| Factors affecting the tax charge for the period | 2004 £'000 | 2003 £'000 |
|---|---|---|
| The tax assessed on the loss on ordinary activities for the period is higher than the standard rate of corporation tax in the UK. The differences are explained below: | | |
| Loss before tax | (87,582) | (6,399) |
| Loss multiplied by standard rate of corporation tax in the UK of 30% | (26,275) | (1,919) |
| Effect of: | | |
| Amortisation and impairment of goodwill | 5,912 | 9,582 |
| Write off intangible asset on disposal of contracts | – | 8,556 |
| Effect of capital gains deductions | (2,553) | (9,334) |
| Effect of foreign tax rates lower than 30% | (4,296) | (1,034) |
| Effect of non-UK group dividends net of double tax relief | 9,075 | 1,683 |
| Amounts written off investments for which no relief available | 515 | 1,613 |
| Unprovided deferred tax asset | 11,075 | 2,385 |
| Non-taxable income | (516) | – |
| Disallowed expenses | 413 | 199 |
| Difference between capital allowances for year and depreciation | (92) | (74) |
| Other timing differences | 9,071 | 1,212 |
| Depreciation and loss on disposal of non-qualifying assets | 113 | 71 |
| Pension contributions paid treated as fair value adjustment | (758) | – |
| Adjustments in respect of prior years | 314 | (3,051) |
| Total current tax, UK and foreign | 1,998 | 9,889 |

**Factors affecting future tax charge**

The group's overseas profits are subject to overseas tax rates which are normally lower than the standard rate of UK corporation tax (30%). The tax benefit of lower tax rates is only one of timing to the extent that these overseas profits are subsequently remitted to the UK.

Deferred tax assets arising in the UK, principally due to tax losses amounting to £11,553,000 (2003 – £1,945,000) have not been recognised due to the lack of certainty as to the ability to use these assets.

Deferred tax assets amounting to £624,000 (2003 – £800,000) have not been recognised in certain overseas subsidiaries due to the lack of certainty as to the ability to use these assets.

**7. (Loss) profit for the financial year**

The loss dealt with in the accounts of the Company was £623,000 (2003 – profit £10,435,000).

| 8. Dividends | 2004 £'000 | 2003 £'000 |
|---|---|---|
| Equity dividends on ordinary shares: | | |
| Interim paid – 2.0p (2003 – 2.0p) | 4,713 | 3,536 |
| Second interim payable – 2.0p (2003 – nil) | 4,724 | – |
| Final proposed – nil (2003 – 2.0p) | – | 3,538 |
| | **9,437** | **7,074** |
| Non equity dividends on redeemable preference shares: | | |
| Accrued at 1 October | (91) | (182) |
| 31 October paid | 137 | 273 |
| 31 January paid | – | 136 |
| 30 April paid | – | 136 |
| 31 July paid | – | 135 |
| Accrued to 30 September | – | 91 |
| | **46** | **589** |

9. **Earnings (loss) per share**

The calculations of earnings (loss) per share are based on the following (losses) profits and numbers of shares.

| **Basic and diluted** | **2004 £'000** | **2003 £'000** |
|---|---|---|
| Loss for the financial year | (80,771) | (14,862) |
| Non equity dividends | (46) | (589) |
| Loss for the financial year – FRS 14 basis | (80,817) | (15,451) |
| Goodwill amortisation and impairment provisions | 19,706 | 35,741 |
| Exceptional operating costs, net of attributable taxation | 74,308 | 25,724 |
| Gain on disposal of subsidiaries, net of attributable taxation | (1,940) | – |
| Gain on disposal of management contracts, net of attributable taxation | (421) | (40,536) |
| Profit for the financial year before goodwill amortisation, impairment provisions & exceptional items | **10,836** | **5,478** |

Exceptional operating items above are stated net of a tax credit of £11,000,000. The tax credit arises from the offset of available tax losses created by the exceptional costs incurred in 2004 against the potential tax arising on disposal of management contracts in 2003 and 2004.

| | **2004 Number of shares 000's** | **2003 Number of shares 000's** |
|---|---|---|
| Weighted average number of shares for basic and diluted earnings per share | **231,597** | **176,458** |

The Directors believe that the Group's results are more fairly represented by a measure of earnings per share which excludes exceptional items, impairment provisions and amortisation of goodwill and therefore also present earnings per share figures stated before these items are charged to the profit and loss account. The two measures of earnings per share can be reconciled as follows:

| **Basic and diluted** | **2004** | **2003** |
|---|---|---|
| After goodwill amortisation, impairment provisions & exceptional items – FRS 14 basis | (34.90p) | (8.76p) |
| Add: goodwill amortisation and impairment provisions | 8.51p | 20.25p |
| Add: exceptional operating costs, net of attributable taxation | 32.09p | 14.58p |
| Less: gain on disposal of subsidiaries, net of attributable taxation | (0.84p) | – |
| Less: gain on disposal of management contracts, net of attributable taxation | (0.18p) | (22.97p) |
| Before goodwill amortisation, impairment provisions & exceptional items | **4.68p** | **3.10p** |

Aberdeen 0339

| 10. Fixed intangible assets | Group Unit trust management contracts £'000 | Group Present value in force of life assurance business £'000 | Group Total £'000 | Company Unit trust management contracts £'000 |
|---|---|---|---|---|
| **Cost** | | | | |
| At 1 October 2003 | 28,991 | 20,868 | 49,859 | 502 |
| Arising on aquisition of subsidiary (note 13) | 33,000 | – | 33,000 | – |
| Disposals (note 13) | (33,000) | – | (33,000) | – |
| At 30 September 2004 | 28,991 | 20,868 | 49,859 | 502 |
| **Amortisation** | | | | |
| At 1 October 2003 | – | 7,451 | 7,451 | – |
| Amortisation for year | – | 1,620 | 1,620 | – |
| At 30 September 2004 | – | 9,071 | 9,071 | – |
| **Net book value** | | | | |
| At 30 September 2004 | 28,991 | 11,797 | 40,788 | 502 |
| At 30 September 2003 | 28,991 | 13,417 | 42,408 | 502 |

| 11. Goodwill | Group £'000 | Company £'000 |
|---|---|---|
| **Cost** | | |
| At 1 October 2003 | 370,601 | 5,675 |
| Additions | 42,702 | 35 |
| Disposal of subsidiaries (note 13) | (34,364) | – |
| Exchange movement | 55 | – |
| At 30 September 2004 | 378,994 | 5,710 |
| **Amortisation** | | |
| At 1 October 2003 | 68,142 | 2,356 |
| Charge for year | 19,122 | 361 |
| On disposal of subsidiaries | (5,937) | – |
| Impairment provision | 584 | 448 |
| At 30 September 2004 | 81,911 | 3,165 |
| **Net book value** | | |
| At 30 September 2004 | 297,083 | 2,545 |
| At 30 September 2003 | 302,459 | 3,319 |

## 12. Fixed tangible assets

| Group | Heritable property £'000 | Short leasehold property £'000 | Computers fixtures and fittings £'000 | Motor vehicles £'000 | Total £'000 |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| At 1 October 2003 | 2,446 | 4,987 | 29,620 | 399 | 37,452 |
| Additions | – | 361 | 1,333 | 90 | 1,784 |
| Arising on acquisition of subsidiary (note 13) | 1,976 | 369 | 341 | 25 | 2,711 |
| Arising on disposal of subsidiaries (note 13) | – | – | (4,666) | (195) | (4,861) |
| Disposals | (2,076) | (49) | (1,301) | (130) | (3,556) |
| Exchange movement | – | (36) | (256) | (5) | (297) |
| At 30 September 2004 | **2,346** | **5,632** | **25,071** | **184** | **33,233** |
| **Depreciation** | | | | | |
| At 1 October 2003 | 246 | 2,363 | 19,623 | 239 | 22,471 |
| Charge for year | 84 | 604 | 3,681 | 46 | 4,415 |
| Arising on disposal of subsidiaries | – | – | (2,921) | (112) | (3,033) |
| On disposals | (135) | (49) | (820) | (102) | (1,106) |
| Exchange movement | – | (23) | (55) | (3) | (81) |
| At 30 September 2004 | **195** | **2,895** | **19,508** | **68** | **22,666** |
| **Net book value** | | | | | |
| At 30 September 2004 | **2,151** | **2,737** | **5,563** | **116** | **10,567** |
| At 30 September 2003 | 2,200 | 2,624 | 9,997 | 160 | 14,981 |

| Company | Heritable property £'000 | Short leasehold property £'000 | Computers fixtures and fittings £'000 | Motor vehicles £'000 | Total £'000 |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| At 1 October 2003 | 2,446 | 3,972 | 19,498 | 63 | 25,979 |
| Additions | – | 305 | 459 | 21 | 785 |
| Disposals | – | – | – | (17) | (17) |
| At 30 September 2004 | **2,446** | **4,277** | **19,957** | **67** | **26,747** |
| **Depreciation** | | | | | |
| At 1 October 2003 | 246 | 1,630 | 14,250 | 61 | 16,187 |
| Charge for year | 49 | 329 | 1,921 | 2 | 2,301 |
| On disposals | – | – | – | (17) | (17) |
| At 30 September 2004 | **295** | **1,959** | **16,171** | **46** | **18,471** |
| **Net book value** | | | | | |
| At 30 September 2004 | **2,151** | **2,318** | **3,786** | **21** | **8,276** |
| At 30 September 2003 | 2,200 | 2,342 | 5,248 | 2 | 9,792 |

| 13. Fixed asset investments | Associated companies (unlisted) £'000 | Other investments (listed) £'000 | Other investments (unlisted) £'000 | Total £'000 |
|---|---|---|---|---|
| **Group** | | | | |
| **Shares** | | | | |
| At 1 October 2003 | 448 | 312 | 23,729 | 24,489 |
| Additions | – | 39 | 18,911 | 18,950 |
| Arising on acquisition of subsidiary | – | – | 15 | 15 |
| Arising on disposal of subsidiaries | (80) | – | (1,012) | (1,092) |
| Revaluation | – | – | 4,428 | 4,428 |
| Reclassification | – | (126) | 126 | – |
| Disposals | – | (12) | (434) | (446) |
| Exchange movement | (76) | (10) | (35) | (121) |
| At 30 September 2004 | **292** | **203** | **45,728** | **46,223** |
| **Share of results** | | | | |
| At 1 October 2003 | 315 | – | – | 315 |
| Share of results of associates for the year | 116 | – | – | 116 |
| At 30 September 2004 | **431** | – | – | **431** |
| **Loans** | | | | |
| At 1 October 2003 | – | – | 9,057 | 9,057 |
| Repaid | – | – | (607) | (607) |
| Redeemed | – | – | (8,450) | (8,450) |
| At 30 September 2004 | – | – | – | – |
| **Net book value** | | | | |
| At 30 September 2004 | | | | |
| At cost less provisions for impairment | – | 203 | 24,664 | 24,867 |
| At valuation | 723 | – | 21,064 | 21,787 |
| | **723** | **203** | **45,728** | **46,654** |
| At 30 September 2003 | | | | |
| At cost | – | 312 | 16,112 | 16,424 |
| At valuation | 763 | – | 16,674 | 17,437 |
| | **763** | **312** | **32,786** | **33,861** |

The Group has an investment in the ordinary shares of Lombard International Assurance SA ('Lombard'), a Luxembourg registered life company, representing approximately 15% of the equity of Lombard, the original cost of which was £1,163,000. This investment has been valued at £21,064,000 on the basis of the relevant share of Lombard's most recently published embedded value prepared as at 31 December 2003. The Company announced on 26 October 2004 that it had agreed to dispose of its entire shareholding in Lombard and the disposal was subsequently completed on 11 January 2005 (note 29).

Additions during the year include an investment of £6,000,000 in New Star Asset Management Group Limited received as part of the consideration for the disposal of management contracts introduced by the acquisition of Edinburgh Fund Managers Group plc and £876,000 for an acquisition by the Nordic property division. During the year the Group also invested £3,585,000 in private equity partnerships and funds, while repayments of £1,069,000 were received from realisations made by private equity partnerships and funds.

The market value of listed investments held at the balance sheet date was £287,000 (2003 – £386,000).

The balance of the loans outstanding were redeemed during the year and replaced by new preference shares as part of a reconstruction by the investee company. These preference shares are included in additions to unlisted investments.

| | Subsidiary undertakings (unlisted) £'000 | Other investments (unlisted) £'000 | Total £'000 |
|---|---|---|---|
| **Company** | | | |
| **Shares** | | | |
| At 1 October 2003 | 238,438 | 4,941 | 243,379 |
| Additions: increase in existing subsidiary undertakings | 1,469 | – | 1,469 |
| investment in private equity partnerships | – | 3,168 | 3,168 |
| investment in subsidiary | 7,664 | – | 7,664 |
| received as consideration for disposal | – | 6,000 | 6,000 |
| preference shares issued to replace loans | – | 8,450 | 8,450 |
| Provisions for impairment | (1,407) | – | (1,407) |
| Disposals | (36,991) | (76) | (37,067) |
| At 30 September 2004 | **209,173** | **22,483** | **231,656** |
| **Loans** | | | |
| At 1 October 2003 | 180,769 | 9,057 | 189,826 |
| Reclassified | (7,819) | – | (7,819) |
| Repaid | – | (607) | (607) |
| Redeemed | – | (8,450) | (8,450) |
| At 30 September 2004 | **172,950** | **–** | **172,950** |
| **Net book value** | | | |
| At 30 September 2004 | | | |
| At cost less provisions for impairment | **382,123** | **22,483** | **404,606** |
| At 30 September 2003 | | | |
| At cost | 419,207 | 13,960 | 433,167 |
| At valuation | – | 38 | 38 |
| | **419,207** | **13,998** | **433,205** |

On 30 November 2000, the Company subscribed for Discounted Convertible Unsecured Loan Stock 2030 issued by Aberdeen Murray Johnstone Limited. The principal amount of the loan stock is £172,950,000 and the cost to the Company was £150,000,000. During the year the interest of £7,819,000 previously added to the cost of the investment was reclassified as a debtor due within one year.

**Acquisition**

On 24 October 2003 the Company completed the acquisition of Edinburgh Fund Managers Group plc ('EFM'). The cost of the acquisition was satisfied by the issue of 58,474,000 new ordinary shares, representing 2.05 shares for each EFM share in issue. The assets and liabilities at the date of acquisition were as follows:

| | Book value on acquisition £'000 | Fair value adjustments £'000 | Fair value to group £'000 |
|---|---|---|---|
| Goodwill | 14,932 | (14,932) | – |
| Intangibles | – | 33,000 | 33,000 |
| Fixed asset investments | 15 | – | 15 |
| Tangible fixed assets | 2,711 | – | 2,711 |
| Cash at bank and in hand | 3,473 | – | 3,473 |
| Debtors | 5,069 | (492) | 4,577 |
| Current asset investments | 4,989 | – | 4,989 |
| Deferred taxation | 89 | (9,900) | (9,811) |
| Creditors | (19,365) | (462) | (19,827) |
| Provision for liabilities on pension scheme | – | (9,000) | (9,000) |
| **Net assets of acquired business** | **11,913** | **(1,786)** | **10,127** |
| Goodwill | | | 42,129 |
| | | | **52,256** |
| Discharged by: | | | |
| Issue of shares | | | 50,440 |
| Expenses of acquisition | | | 1,816 |
| | | | **52,256** |

**Fair value adjustments**

| The fair value adjustments are summarised as follows: | £'000 |
|---|---|
| Book value of goodwill written off on acquisition | (14,932) |
| Recognition of intangible assets (management contracts) net of deferred tax | 23,100 |
| Recognition of commitment to make payments to the EFM Retirement & Death Benefits Plan | (9,000) |
| Additional provision required for Corporation tax | (462) |
| Adjustment to reflect the results of subsidiary held for resale | (492) |
| | **(1,786)** |

Following acquisition the operations of EFM have been integrated with those of the existing Group companies and therefore the results and cashflows can no longer be separately identified. The results of EFM for the financial period immediately prior to acquisition and for the last financial period ended 30 September 2003 were as follows:

| | 1 February 2003 to 30 September2003 £'000 | 1 October 2003 to 23 October 2003 £'000 |
|---|---|---|
| Turnover | 16,622 | 1,783 |
| Operating expenses | (18,678) | (1,707) |
| Operating (loss) profit | (2,056) | 76 |
| Exceptional gains | 4,099 | – |
| Exceptional write downs | (2,727) | (100) |
| Other income | 266 | – |
| Net interest payable | (645) | (35) |
| Loss before taxation | (1,063) | (59) |
| Taxation | (130) | 8 |
| **Loss on ordinary activities after taxation** | **(1,193)** | **(51)** |

There were no recognised gains or losses other than those dealt with in the summarised profit and loss accounts above.

A material cash flow during the year resulting from the acquisition of EFM was the receipt of £27,000,000 from the sale of unit trust contracts to New Star Asset Management Group Limited. This is included within movements under capital expenditure and financial investment in the consolidated cash flow statement. The unit trust contracts were sold for a total of £33,000,000, the two components of which were £27,000,000 in cash and a £6,000,000 investment in New Star Asset Management Group Limited.

The cash inflow during the year in respect of the purchase of subsidiary undertakings was £657,000. This comprised a cash inflow of £1,657,000 on acquisition of Edinburgh Fund Managers Group plc and a cash outflow of £1,000,000 paid in settlement of deferred consideration on an earlier acquisition.

**Disposals**

On 7 October 2003 the Company completed the disposal of the entire share capital of Asset Value Investors Limited ('AVI'). No consideration was received by the Group, but the Group will receive a one-off services fee of £250,000 and a one-off advisory fee of £300,000 plus trail commission for each of the three years to September 2006, equivalent to 30% of the revenues earned by AVI from British Empire and any new mandates introduced to AVI by the Group.

On 23 December 2003 the Company completed the disposal of the entire share capital of Northern Venture Managers Limited ('NVM'). The consideration for the sale was a redeemable preference share in NVM which entitles the Company to receive dividends equivalent to 17.5% of NVM's fee income earned from its present clients for each of the years ended 31 December 2004, 2005 and 2006, subject to a maximum aggregate dividend of £2,450,000.

On 24 May 2004 the Company completed the sale of its UK and Continental European Property businesses, Aberdeen Property Investors Limited ('API') and Aberdeen Property Investors International Limited ('APII'). The total consideration is up to £50m of which £41.7m was received immediately in cash and £1.3m deferred. The balance of £7m is contingent on the performance of API and APII in each of the financial years to 30 September 2004 and 2005. These contingent amounts will not be recognised until the amounts receivable in respect of each year are confirmed and receipt is certain.

The net assets of the businesses disposed of during the year were as follows:

| | Asset Value Investors £'000 | Northern Venture Managers £'000 | Aberdeen Property Investors £'000 |
|---|---|---|---|
| Fixed asset investments | – | – | 1,092 |
| Tangible fixed assets | – | 55 | 1,773 |
| Cash at bank and in hand | (148) | 808 | 6,298 |
| Debtors | 1,157 | 624 | 4,391 |
| Deferred tax | 25 | – | 111 |
| Creditors | (1,034) | (1,339) | (6,253) |
| Net assets of disposed businesses | – | 148 | 7,412 |
| Goodwill | – | – | 28,427 |
| Expenses of disposal | – | – | 5,221 |
| | – | 148 | 41,060 |
| Gain on disposal | – | – | 1,940 |
| Consideration | – | 148 | 43,000 |
| **Satisfied by:** | | | |
| Cash | – | 148 | 41,700 |
| Deferred consideration | – | – | 1,300 |
| | – | 148 | 43,000 |

The principal companies in which the Group interest was more than 10% at 30 September 2004 were as follows:

| Subsidiary undertakings | Principal activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Asia Limited | Fund management | 100 | Singapore | Singapore |
| Aberdeen Asset Management Holdings Limited [1] | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Management Limited [2] | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Managers (C.I.) Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Jersey Limited [3] | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Limited | Fund management | 100 | Scotland | UK |
| Aberdeen Property Investors Holding AB | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Asset Management, Inc | Fund management | 100 | USA | USA |
| Aberdeen International (IoM) Life Assurance Limited | Life assurance | 100 | Isle of Man | Isle of Man |
| Aberdeen International Fund Managers Limited | Fund distribution | 100 | Hong Kong | Hong Kong |
| Aberdeen International Limited * | Long term assurance | 100 | Guernsey | Guernsey |
| Aberdeen International Management Ireland Limited | Fund management | 100 | Ireland | Ireland |
| Aberdeen Murray Johnstone Limited [4] | Fund management | 100 | Scotland | UK |
| Aberdeen Private Wealth Management Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Property Investors AB [5] | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Unit Trust Managers Limited | Unit trust management | 100 | England | UK |
| Edinburgh Fund Managers plc [6] | Fund management | 100 | Scotland | UK |
| Edinburgh Unit Trust Managers Limited [6] | Unit trust management | 100 | Scotland | UK |
| Edinburgh Portfolio Limited [6] | Fund management | 100 | Scotland | UK |

1 Held by Aberdeen Asset Management Asia Limited
2 Held by Aberdeen Asset Management Holdings Limited
3 Held by Aberdeen Private Wealth Management Limited
4 Includes the Murray Johnstone Group of companies
5 Held by Aberdeen Property Investors Holding AB
6 Held by Edinburgh Fund Managers Group Limited
* The year end of the company is 31 March

All of the above investments consist of holdings of ordinary share capital. The Company also owns 100% of the deferred shares issued by Aberdeen Unit Trust Managers Limited and holds investments in other subsidiary undertakings, the results of which are not significant in the Group context.

A full list of the Group companies will be included in the Company's annual return.

| Associated undertakings | Principal activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Company Limited | Fund management | 40 | Thailand | Thailand |
| Apollo Investment Management Limited | Fund management | 33 | Guernsey | Guernsey |

| 14. Stocks | 2004 £'000 | 2003 £'000 |
|---|---|---|
| Units in managed funds | 519 | 192 |

Aberdeen 0347

| 15. Debtors | Group 2004 £'000 | Group 2003 £'000 | Company 2004 £'000 | Company 2003 £'000 |
|---|---|---|---|---|
| Unit trust trustees for units liquidated | 663 | 731 | – | – |
| Debtors for unit sales | 14,918 | 9,511 | – | – |
| | 15,581 | 10,242 | – | – |
| Other trade debtors | 6,014 | 9,605 | 108 | 328 |
| Amounts due by subsidiary undertakings | – | – | 32,503 | 30,479 |
| Other debtors | 3,506 | 3,880 | 135 | 2,234 |
| Deferred tax assets (note 24) | – | 344 | – | – |
| Prepayments and accrued income | 19,329 | 15,910 | 5,431 | 1,667 |
| Deferred consideration | 1,300 | – | 1,300 | – |
| | 45,730 | 39,981 | 39,477 | 34,708 |

| Amounts falling due after more than one year included above are: | Group 2004 £'000 | Group 2003 £'000 | Company 2004 £'000 | Company 2003 £'000 |
|---|---|---|---|---|
| Other debtors | 387 | 319 | – | – |
| Prepayments and accrued income | 314 | 7 | 236 | – |
| Deferred consideration | 1,300 | – | 1,300 | – |

| 16. Current asset investments | Group 2004 £'000 | Group 2003 £'000 | Company 2004 £'000 | Company 2003 £'000 |
|---|---|---|---|---|
| Listed on London Stock Exchange | 424 | 812 | 424 | 812 |
| Unlisted | – | 2,000 | – | – |
| | 424 | 2,812 | 424 | 812 |

The market value of listed investments held at the balance sheet date was £588,000 (2003 – £997,000).

| 17. Analysis of the balances of cash as shown in the balance sheet | 2004 £'000 | Change in year £'000 | 2003 £'000 | Change in year £'000 | 2002 £'000 |
|---|---|---|---|---|---|
| Cash at bank and in hand | 17,763 | (5,240) | 23,003 | (9,487) | 32,490 |
| Bank overdrafts | (41,435) | (11,918) | (29,517) | (15,987) | (13,530) |
| | (23,672) | (17,158) | (6,514) | (25,474) | 18,960 |

| Analysis of the changes in cash | 2004 £'000 | 2003 £'000 |
|---|---|---|
| Net cash outflow before adjustment for the effects of foreign exchange rates | (15,446) | (25,413) |
| Effects of foreign exchange rate changes | (1,712) | (61) |
| | (17,158) | (25,474) |

| 18. Share capital | 2004 £'000 | 2003 £'000 |
|---|---|---|
| **Authorised:** | | |
| Ordinary shares of 10p | 33,500 | 33,500 |
| 5.25% Redeemable preference shares of £1 | 39,000 | 39,000 |
| Deferred shares of 10p | 1,250 | 1,250 |
| Performance shares of 50p | 1,250 | 1,250 |
| | 75,000 | 75,000 |
| **Allotted, called up and fully paid:** | | |
| Ordinary shares of 10p | 23,620 | 17,691 |
| 5.25% Redeemable preference shares of £1 | – | 10,343 |
| | 23,620 | 28,034 |

During the year a total of 58,474,000 ordinary shares of 10p were issued at an average price of 86.26p per share in respect of the acquisition of the entire issued share capital of Edinburgh Fund Managers Group plc.

During the year a total of 809,000 ordinary shares of 10p each were issued at an average price of 72.37p pursuant to the exercise of options granted to employees under the 1994 Executive Share Option Scheme.

On 31 October 2003 10,343,000 redeemable preference shares of £1 were redeemed at par. This amount has been transferred to the capital redemption reserve.

The following share options granted under the 1994 Executive Share Option Scheme were in place at 30 September 2004:

| Date option granted | Option price per share | Period of exercise | Number of shares Total | Number of shares Directors |
|---|---|---|---|---|
| 9 July 1998 | 121p | 9 July 2003 – 9 July 2008 | 396,000 | 70,000 |
| 20 January 1999 | 101p | 20 January 2004 – 20 January 2009 | 1,587,500 | 400,000 |
| 8 December 1999 | 235p | 8 December 2004 – 8 December 2009 | 127,000 | – |
| 8 December 1999 | 261p | 8 December 2004 – 8 December 2009 | 1,748,000 | 540,000 |
| 26 June 2000 | 531p | 26 June 2003 – 26 June 2010 | 1,240,000 | 475,000 |
| 5 June 2001 | 584p | 5 June 2004 – 5 June 2011 | 94,500 | – |
| 5 June 2001 | 585p | 5 June 2004 – 5 June 2011 | 1,093,500 | 320,000 |
| 10 June 2002 | 261p | 10 June 2005 – 10 June 2012 | 362,750 | – |
| 11 June 2003 | 59p | 11 June 2006 – 11 June 2013 | 3,243,500 | 89,000 |
| 23 January 2004 | 80p | 23 January 2007 – 23 January 2014 | 409,700 | – |
| 23 January 2004 | 84p | 23 January 2007 – 23 January 2014 | 3,970,300 | 646,000 |

Options may only be exercised if the Remuneration Committee is satisfied that earnings per share have increased over a period of three years or longer by 5% per annum in excess of the average growth in the stock markets in which the Group's assets under management are invested.

Full details of options held by Directors who served during the financial year are given in the Remuneration Report on page 29.

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| 19. Reserves | Share premium account £'000 | Revaluation reserve £'000 | Capital redemption reserve £'000 | Merger reserve £'000 | Profit & loss account £'000 |
|---|---|---|---|---|---|
| **Group** | | | | | |
| At beginning of year | 19,205 | 15,529 | 20,772 | 133,994 | (38,938) |
| Arising on the issue of shares | 505 | – | – | 44,592 | – |
| Revaluation of fixed asset investments (note 13) | – | 4,428 | – | – | – |
| Redemption of share capital | – | – | 10,343 | – | (10,343) |
| Transfer on disposal | – | – | – | (5,896) | 5,896 |
| Retained loss for year | – | – | – | – | (90,254) |
| Exchange loss | – | (56) | – | – | (475) |
| At 30 September 2004 | 19,710 | 19,901 | 31,115 | 172,690 | (134,114) |
| **Company** | | | | | |
| At beginning of year | 19,205 | – | 20,772 | 52,518 | 23,631 |
| Arising on the issue of shares | 505 | – | – | – | – |
| Redemption of share capital | – | – | 10,343 | – | (10,343) |
| Retained loss for year | – | – | – | – | (10,106) |
| At 30 September 2004 | 19,710 | – | 31,115 | 52,518 | 3,182 |

The cumulative amount of goodwill written off against reserves in respect of acquisitions prior to 1 October 1998 when FRS 10: *Goodwill and intangible assets* was adopted, amounts to £13,818,000 (2003 – £13,818,000).

| 20. Reconciliation of movements in shareholders' funds | Group 2004 £'000 | Group 2003 £'000 | Company 2004 £'000 | Company 2003 £'000 |
|---|---|---|---|---|
| (Loss) profit for the financial year | (80,771) | (14,862) | (623) | 10,435 |
| Dividends | (9,483) | (7,663) | (9,483) | (7,663) |
| Retained (loss) profit for the year | (90,254) | (22,525) | (10,106) | 2,772 |
| Translation of foreign currency net investments | (531) | 1,102 | – | – |
| Issue of share capital | 51,026 | 2 | 6,434 | 2 |
| Redemption of preference shares | (10,343) | (10,342) | (10,343) | (10,342) |
| Revaluation of fixed asset investments | 4,428 | 3,171 | – | – |
| Net decrease in shareholders' funds | (45,674) | (28,592) | (14,015) | (7,568) |
| Opening shareholders' funds | 178,596 | 207,188 | 144,160 | 151,728 |
| **Closing shareholders' funds** | 132,922 | 178,596 | 130,145 | 144,160 |

| 21. Creditors: due within one year | Group 2004 £'000 | Group 2003 £'000 | Company 2004 £'000 | Company 2003 £'000 |
|---|---|---|---|---|
| Unit trust trustees for units created | 4,542 | 688 | – | – |
| Creditors for unit repurchases | 3,800 | 4,538 | – | – |
| | 8,342 | 5,226 | – | – |
| Bank overdraft | 41,435 | 29,517 | 130,067 | 133,713 |
| Bank term loans | 27,500 | 26,455 | 25,000 | 25,973 |
| 8% Convertible subordinated loan notes | 15,197 | 19,562 | 15,197 | 19,562 |
| Unsecured guaranteed loan notes 2000 – 2005 (note 22) | 179 | – | – | – |
| Unsecured guaranteed loan notes 2003 – 2008 (note 22) | 637 | – | – | – |
| Other trade creditors | 3,349 | 3,869 | 1,850 | 2,125 |
| Accruals | 21,364 | 23,501 | 6,561 | 9,066 |
| UK Corporation tax | 10,913 | 16,400 | 2,548 | 12,372 |
| Non UK taxation | 1,916 | 1,380 | – | – |
| Tax and social security | 978 | 2,912 | 677 | 976 |
| Dividends payable | 4,724 | 3,629 | 4,724 | 3,629 |
| Deferred consideration due on acquisition | – | 1,000 | – | 1,000 |
| Other creditors (note 4) | 41,625 | 9,921 | 1,323 | 3,412 |
| | **178,159** | **143,372** | **187,947** | **211,828** |

The Company's bank overdraft is part of a group working capital facility in support of which cross guarantees are provided by certain subsidiary undertakings. At 30 September 2004 the net amount guaranteed by the Company under this arrangement was £nil (2003 - £nil). The Company's term loan is supported by guarantees from certain subsidiary undertakings in favour of Bank of Scotland.

US$37.5 million 7% Convertible subordinated loan notes were issued to The Phoenix Companies Inc on 15 April 1996. The balance outstanding at 30 September 2003 was $32,500,000 and the Company repaid a further $5,000,000 during the year leaving a balance outstanding of $27,500,000 at 30 September 2004. The notes were repaid in full on 18 November 2004.

| 22. Creditors: due after more than one year | Group 2004 £'000 | Group 2003 £'000 | Company 2004 £'000 | Company 2003 £'000 |
|---|---|---|---|---|
| Bank term loans | 2,625 | 25,272 | – | 25,000 |
| 5.875% Convertible bonds 2007 | 99,997 | 99,997 | 99,997 | 99,997 |
| Issue costs on convertible bonds | (1,724) | (2,468) | (1,724) | (2,468) |
| Floating rate guaranteed unsecured loan stock | – | 10,000 | – | 10,000 |
| Unsecured guaranteed loan notes 2003 – 2008 | 1,182 | – | – | – |
| Other creditors | 460 | – | 276 | 559 |
| | **102,540** | **132,801** | **98,549** | **133,088** |

£100 million 5.875% Convertible bonds 2007 were issued on 14 January 2002. The bonds are convertible into Ordinary Shares of the Company at any time after 24 February 2002 at the option of the holder at an initial conversion price of 520p per share. Unless previously redeemed, purchased and cancelled, or converted, the bonds are redeemable on 14 January 2007 at their principal amount.

The £10m floating rate guaranteed unsecured loan stock issued to Life Assurance Holding Corporation was repaid during the year.

The liability in respect of the Unsecured guaranteed loan notes 2000-2005 and 2003-2008 was taken on by the Group as a result of the acquisition of Edinburgh Fund Managers Group plc. The total value of the loan notes outstanding at 30 September 2004 was £1,998,000. The loan notes are redeemable, subject to certain restrictions, during the period 31 December 2004 to 30 June 2008. The maximum amount which may be redeemed during the next year is £816,000 and is included in creditors due within one year. The amount due after more than one year is £1,182,000. Of this balance, the maximum repayable within one to two years is £591,000 and the balance of £591,000 is repayable within two to five years. Bank of Scotland has provided a guarantee in respect of these loan notes.

The Group's borrowings are subject to a number of conditions which, in accordance with standard practice, are reviewed and discussed with the lender from time to time. The Board, having regard to its business plans, is confident that the Group will continue to comply with applicable conditions for the foreseeable future. Further details of the Group's funding arrangements are provided at note 29.

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| | Group 2004 | Group 2003 | Company 2004 | Company 2003 |
|---|---|---|---|---|
| **Bank loans** | **£'000** | **£'000** | **£'000** | **£'000** |
| Payable within 2 - 5 years | 125 | – | – | – |
| Payable within 1 - 2 years | 2,500 | 25,272 | – | 25,000 |
| | 2,625 | 25,272 | – | 25,000 |
| Payable within one year (note 21) | 27,500 | 26,455 | 25,000 | 25,973 |
| | **30,125** | **51,727** | **25,000** | **50,973** |
| **Analysis of changes in bank term loans during the year:** | | | | |
| At 1 October | 51,727 | 122,735 | 50,973 | 122,735 |
| New loans drawn | – | 754 | – | – |
| On acquisition of subsidiary | 7,670 | – | – | – |
| Instalments repaid | (29,272) | (71,762) | (25,973) | (71,762) |
| At 30 September | **30,125** | **51,727** | **25,000** | **50,973** |

**Analysis of changes in net debt**

| | At 30 September 2004 | Cash flow | Acquisitions (excl cash & overdrafts) | Other non-cash changes | Exchange movement | At 1 October 2003 |
|---|---|---|---|---|---|---|
| **Group** | **£'000** | **£'000** | **£'000** | **£'000** | **£'000** | **£'000** |
| Cash at bank and in hand | 17,763 | (3,528) | – | – | (1,712) | 23,003 |
| Bank overdraft | (41,435) | (11,918) | – | – | – | (29,517) |
| | (23,672) | (15,446) | – | – | (1,712) | (6,514) |
| Debt due within one year | (28,316) | 41,448 | (5,196) | (38,113) | – | (26,455) |
| Convertible debt due within one year | (15,197) | 2,793 | – | – | 1,572 | (19,562) |
| Debt due after more than one year | (3,807) | – | (6,648) | 38,113 | – | (35,272) |
| Convertible debt due after more than one year | (98,273) | – | – | (744) | – | (97,529) |
| | (145,593) | 44,241 | (11,844) | (744) | 1,572 | (178,818) |
| Total | **(169,265)** | **28,795** | **(11,844)** | **(744)** | **(140)** | **(185,332)** |

## 23. Financial instruments

Interest rate and currency risk profiles

The interest rate and currency profiles of the Group's financial liabilities at 30 September were as follows:

| | 2004 Fixed rate | 2004 Variable rate | 2004 Total |
|---|---|---|---|
| | **£'000** | **£'000** | **£'000** |
| Sterling | | | |
| Bank overdraft | – | 41,435 | 41,435 |
| Bank term loans | – | 30,125 | 30,125 |
| 5.875% Convertible bonds 2007 | 99,997 | – | 99,997 |
| Unsecured guaranteed loan notes 2000 – 2005 | – | 179 | 179 |
| Unsecured guaranteed loan notes 2003 – 2008 | – | 1,819 | 1,819 |
| | 99,997 | 73,558 | 173,555 |
| US Dollar | 15,197 | – | 15,197 |
| | **115,194** | **73,558** | **188,752** |

| | 2003 | | |
|---|---|---|---|
| | Fixed rate | Variable rate | Total |
| | £'000 | £'000 | £'000 |
| Sterling | | | |
| Bank overdraft | – | 29,517 | 29,517 |
| Bank term loans | 51,727 | – | 51,727 |
| 5.875% Convertible bonds 2007 | 99,997 | – | 99,997 |
| Floating rate guaranteed unsecured loan stock | – | 10,000 | 10,000 |
| Deferred consideration | – | 1,000 | 1,000 |
| | 151,724 | 40,517 | 192,241 |
| US Dollar | 19,562 | – | 19,562 |
| | **171,286** | **40,517** | **211,803** |

The sterling liabilities comprise the Convertible bonds 2007 which bear interest at a fixed rate of 5.875% p.a., the unsecured guaranteed loan notes which bear interest at 1% below LIBOR and the bank term loans (notes 21 and 22). Interest on the term loans and overdraft is at a variable rate of 1.5% above LIBOR. The term loans and overdraft facilities were renegotiated after the year end (note 29).

The US dollar liabilities, comprising the Convertible loan notes, bear interest at a rate of 8.0% pa. The Group has undertaken a currency swap during the year to hedge its US dollar liabilities. There was no material gain or loss to the Group over the year, taking account of currency movements and swap costs. At 30 September 2004 the fair value of the swap was a liability of £34,000. This is included in creditors due within one year. The swap was terminated shortly after the year end and the Loan Notes were repaid on 18 November 2004.

The interest rate and currency profiles of the Group's financial assets at 30 September were as follows:

| | 30 September 2004 | | | 30 September 2003 | | |
|---|---|---|---|---|---|---|
| | Floating rate | No interest | Total | Floating rate | No interest | Total |
| | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 |
| Sterling | 11,373 | 45,268 | 56,641 | 10,904 | 31,829 | 42,733 |
| US Dollar | 2,034 | – | 2,034 | 1,903 | 259 | 2,162 |
| Euro currencies | 1,358 | – | 1,358 | 364 | 1,078 | 1,442 |
| Other currencies | 4,462 | 2,866 | 7,328 | 10,038 | 3,494 | 13,532 |
| Total | **19,227** | **48,134** | **67,361** | **23,209** | **36,660** | **59,869** |

The no interest financial assets do not have a maturity date. They principally comprise fixed asset investments and long term other debtors and prepayments. The floating rate financial assets principally comprise cash and deposit balances and deferred consideration which earn interest at rates which fluctuate according to money market rates.

The fair values of the financial assets and liabilities, other than the Group's investment in Lombard International Assurance SA, are not materially different to their carrying amounts. The Group's accounting policy for valuing Lombard is to use embedded value as it is considered to be the best estimate of fair value of this investment. The latest such valuation was carried out at 31 December 2003. However, on 26 October 2004 the Company announced that it had conditionally agreed to dispose of its entire shareholding in Lombard (note 29) therefore fair value of this investment is considered to be the proceeds from this disposal.

**Foreign net investment**

The majority of the Group's subsidiaries use sterling as their reporting currency. The foreign currency net monetary assets of subsidiaries which adopt a different reporting currency are as follows:

| | Total 2004 | Total 2003 |
|---|---|---|
| | £'000 | £'000 |
| US dollar | 2,690 | 3,229 |
| Singapore dollar | 1,569 | 1,881 |
| Australian dollar | 956 | 1,851 |
| Euro currencies | – | 1,036 |
| Nordic currencies | 10,516 | 7,344 |

Financial instruments are defined in the Financial Review at page 18.

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| 24. Provisions for liabilities and charges | Provision for Uplift Plan £'000 | Provision for liabilities on pension scheme £'000 | Deferred taxation £'000 | Total £'000 |
|---|---|---|---|---|
| **Group** | | | | |
| At 1 October 2003 | – | 4,179 | – | 4,179 |
| Transferred from debtors | – | – | (344) | (344) |
| Arising on acquisition (note 13) | – | 9,000 | 9,811 | 18,811 |
| On disposal of subsidiaries (note 13) | – | – | 136 | 136 |
| Utilised | – | (7,447) | – | (7,447) |
| Provided (credited) in the year | 39,200 | – | (8,979) | 30,221 |
| Exchange movement | – | – | 69 | 69 |
| At 30 September 2004 | 39,200 | 5,732 | 693 | 45,625 |

| Company | Provision for Uplift Plan £'000 |
|---|---|
| At 1 October 2003 | – |
| Provided in the year | 39,200 |
| At 30 September 2004 | 39,200 |

The Board has resolved to offer an Uplift Plan to eligible investors in Aberdeen Progressive Growth Unit Trust ('Progressive'), a retail unit trust which, since its launch in August 2000, has invested principally in the zero dividend preference shares of a range of split capital closed end funds.

The Uplift Plan is available to investors who bought units in Progressive between launch and 28 June 2002 and offers those investors the opportunity to receive the initial cost of their investment on the redemption of their holdings on or around the 5th anniversary of their investment. Payments to eligible investors who have previously sold their holdings will also be offered, at a discounted rate. Investors who accept the offer to participate in the Uplift Plan will do so in full and final settlement of any remedies that they may consider they would otherwise have.

An interim payment will be made to investors shortly after their acceptance of the Uplift Plan, with any further payments to be made on or around the 5th anniversary of each individual's original date of investment. These further payments will be made over the period from August 2005 to October 2006.

The cost to the Group of providing this Uplift Plan will depend upon a number of factors, including:

- the proportion of eligible investors who choose to accept the offer of participation;
- future stock market performance;
- the discount to net asset value at which the stocks in the Progressive portfolio trade in future; and
- any changes to the structure or financing of any stocks in the Progressive portfolio.

Progressive will continue to be managed in accordance with its objective and all relevant regulations and the portfolio will remain diversified across a range of suitable investments.

Depending upon the impact of the factors described above, there is a wide range of potential outcomes. However, the Group is taking steps to limit the maximum cost, in the event of a sustained, material fall in both equity and bond markets, to approximately £54 million. This level of cost would arise in the event that the FTSE 100 index traded consistently below 3,000 during the period August 2005 to October 2006 and that other equity and bond markets were similarly affected.

In accordance with the provisions of FRS 12 *Provisions and Contingencies*, provision for the potential cost of the Uplift Plan has been made on the basis of the present value of the best estimate of the likely outcome. The principal assumptions used are:

- 100% acceptance by eligible investors;
- equity and bond markets decline at 5% per annum during 2005 and 2006;

- the stocks in the Progressive portfolio trade at an average discount of 15% to their respective net asset values; and
- no material changes in the structure or financing of any stocks in the portfolio.

The value of the provision for these costs, before any tax benefit, is as follows:

| | 2004 £'000 | 2003 £'000 |
|---|---|---|
| Undiscounted | 43,300 | – |
| Discounted | 39,200 | – |

The sensitivity of the above figures to general movements in the equity and bond markets and to changes in the average discount of the stocks in the portfolio are approximately as follows:

| Increase (decrease) in provision: | Undiscounted £'000 | Discounted £'000 |
|---|---|---|
| Equity and bond markets grows by 5% pa | (3,404) | (3,008) |
| Average discount narrows to 10% | (3,161) | (2,817) |
| Combination of both of the above | (6,760) | (6,000) |
| | | |
| Equity and bond markets decline by 15% pa | 4,416 | 3,897 |
| Average discount widens to 20% | 3,168 | 2,823 |
| Combination of both of the above | 7,332 | 6,496 |

The pension scheme provision of £9 million arose on the acquisition of EFM. The amounts utilised relate to the payments made during the year to the EFM and Murray Johnstone pension schemes as disclosed in note 27. Bank of Scotland has provided a guarantee in respect of the outstanding provision for contributions to the EFM pension scheme.

The elements of deferred taxation are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2004 £'000 | 2003 £'000 | 2004 £'000 | 2003 £'000 |
| Deficit on defined benefit pension scheme (note 27) | (678) | (1,254) | – | – |
| Other timing differences | 1,371 | 910 | – | – |
| Deferred tax liability (asset) | 693 | (344) | – | – |

The Group has unrecognised deferred tax assets in the UK of £11,553,000 (2003 – £1,945,000) and in certain overseas subsidiary undertakings of £624,000 (2003 – £800,000).

**25. Assets of long-term life assurance business**

The assets of the long-term life assurance business held to meet liabilities to policyholders, based on market values, were:

| | Group | | | |
|---|---|---|---|---|
| | Isle of Man £'000 | Aberdeen International £'000 | 2004 Total £'000 | 2003 £'000 |
| Listed investments | 23,400 | 14,518 | 37,918 | 45,254 |
| Unit trusts | 125,964 | 17,134 | 143,098 | 147,471 |
| Unlisted investments | 1,263 | 8,186 | 9,449 | 7,472 |
| Cash and deposits | 28,194 | 10,883 | 39,077 | 47,765 |
| Other assets (liabilities) | 1,503 | – | 1,503 | (634) |
| | 180,324 | 50,721 | 231,045 | 247,328 |

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| | Group | | | |
|---|---|---|---|---|
| | Isle of Man | Aberdeen International | 2004 Total | 2003 |
| **Analysis of long-term business technical account** | £'000 | £'000 | £'000 | £'000 |
| Premium income | 7,349 | 157 | 7,506 | 7,955 |
| Investment income, gains and losses | 10,194 | 3,554 | 13,748 | 18,654 |
| Claims and benefits | (22,267) | (6,321) | (28,588) | (27,305) |
| Commission and administration | (3,852) | (356) | (4,208) | (4,240) |
| Transfer out of fund | (4,980) | – | (4,980) | (4,000) |
| Movement in escrow provision | 239 | – | 239 | 440 |
| Decrease in fund | (13,317) | (2,966) | (16,283) | (8,496) |
| Fund brought forward | 193,641 | 53,687 | 247,328 | 255,824 |
| **Fund carried forward** | 180,324 | 50,721 | 231,045 | 247,328 |

**26. Commitments**

**Operating leases**

The Group and Company have commitments for payments in the next year under operating leases which expire as follows:

| | Land and buildings | | Motor vehicles and plant and equipment | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | £'000 | £'000 | £'000 | £'000 |
| **Group** | | | | |
| Within one year | 416 | 210 | 11 | 2 |
| Between two and five years | 1,528 | 1,285 | 12 | 97 |
| After five years | 3,241 | 3,719 | – | – |
| | 5,185 | 5,214 | 23 | 99 |
| **Company** | | | | |
| Within one year | – | 27 | – | – |
| Between two and five years | 246 | – | – | – |
| After five years | 3,059 | 2,874 | – | – |
| | 3,305 | 2,901 | – | – |

**27. Pension costs**

The Group has applied the phased transitional rules under Financial Reporting Standard 17: *Retirement Benefits* ("FRS 17"). The disclosures given in (a) are those required under Statement of Standard Accounting Practice 24: *Accounting for pension costs*, whilst disclosures required under FRS 17, to the extent not given in (a), are set out in (b).

(a) The Group's principal form of pension provision is by way of three defined contribution schemes operated world-wide. The Group also operates three defined benefit schemes in the UK: the CGA Staff Pension Fund, the Murray Johnstone Limited Retirement Benefits Plan and the Edinburgh Fund Managers Group plc Retirement & Death Benefits Plan. All three schemes are closed to new membership and the CGA and Murray Johnstone schemes are closed to future service accrual. The EFM scheme closed to future service accruals from 31 December 2004.

The total contributions charged to profit in respect of the schemes operated by the Group were as follows:

| | 2004 | 2003 |
|---|---|---|
| | £'000 | £'000 |
| (i) In respect of the Group's money purchase schemes: | | |
| Pension cost charged to loss on ordinary activities | 2,777 | 3,750 |
| (ii) In respect of the Group's defined benefit schemes: | | |
| Pension cost charged to loss on ordinary activities | 1,416 | 145 |
| (iii) In respect of the Group's overseas schemes: | | |
| Pension cost charged to loss on ordinary activities | 2,367 | 1,731 |

**CGA Staff Pension Fund**

A full actuarial valuation was carried out at 1 April 2004, by an independent actuary. The main assumptions were:

| | |
|---|---|
| Discount rate – before retirement | 7.80% |
| – after retirement | 5.15% |
| Pensions increases | 2.94% |
| Price inflation | 2.94% |

The market value of the scheme's assets at 1 April 2004 was £3,711,000 and the actuarial value of these assets represented 71% of the value of the benefits that had accrued to members. The Company has agreed to make monthly contributions of £12,500 until 2013 to bring the plan funding back to 100%. In addition the Company paid a special contribution of £500,000 shortly after 30 September 2004.

**Murray Johnstone Limited Retirement Benefits Plan**

A full actuarial valuation was carried out at 30 June 2004, by a qualified independent actuary. The main assumptions were:

| | |
|---|---|
| Discount rate – before retirement | 7.50% |
| – after retirement | 5.75% |
| Pensions increases (post June 1997 accrual) | 3.00% |
| Salary inflation | 5.00% |
| Price inflation | 3.00% |

The market value of the scheme's assets at 30 June 2004 was £23,992,000 and the actuarial value of these assets represented 63% of the value of the benefits that had accrued to members. There is now no further accrual of benefits in the scheme. The Company has made monthly contributions of £160,000 during 2004, and will shortly increase these to £170,000 per month to bring the plan funding back to 100%.

**Edinburgh Fund Managers Group plc Retirement & Death Benefits Plan**

A full actuarial valuation was carried out at 31 January 2003 by an independent actuary using the attained age funding method. The main assumptions were:

| | |
|---|---|
| Discount rate | 6.50% |
| Pensions increases * | 2.50% |
| Salary inflation | 2.50% |
| Price inflation | 2.50% |

* some pensioners receive a minimum increase of 3% p.a.

The market value of the scheme's assets at 31 January 2003 was £22,388,000 and the actuarial value of these assets represented 70% of the value of the benefits that had accrued to members.

During the year a special contribution of £4,000,000 was made to the scheme and the Company agreed to make further special contributions of £139,000 monthly over a three year period from 1 November 2003. These payments are included within the utilisation of provision shown in note 24.

(b) The actuarial valuations referred to in (a) above were updated to 30 September 2004 by the respective independent actuaries.

The financial assumptions used by the actuaries to calculate scheme liabilities under FRS 17 were (in nominal terms):

| | CGA Staff Pension Fund | | |
|---|---|---|---|
| | **At 30 Sep 2004** | **At 30 Sep 2003** | **At 30 Sep 2002** |
| **Valuation method** | **Projected unit** | **Projected unit** | **Projected unit** |
| Discount rate | 5.70% | 5.50% | 5.75% |
| Pension increases | | | |
| – pre July 1997 accrual | 5.00% | 5.00% | 5.00% |
| – post July 1997 accrual | 2.60% | 2.75% | 2.25% |
| Price inflation | 2.60% | 2.75% | 2.25% |

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| | Murray Johnstone Limited Retirement Benefits Plan | | |
|---|---|---|---|
| | At 30 Sep 2004 | At 30 Sep 2003 | At 30 Sep 2002 |
| **Valuation method** | **Projected unit** | **Projected unit** | **Projected unit** |
| Discount rate | 5.70% | 5.50% | 5.75% |
| Pension increases | | | |
| – pre July 1997 accrual | 5.00% | 5.00% | 5.00% |
| – post July 1997 accrual | 2.60% | 2.75% | 2.25% |
| Contributory salary increases | 4.60% | 4.75% | 4.25% |
| Price inflation | 2.60% | 2.75% | 2.25% |

| | Edinburgh Fund Managers Retirement & Death Benefits Plan | |
|---|---|---|
| | At 30 Sep 2004 | At 30 Sep 2003 |
| **Valuation method** | **Projected unit** | **Projected unit** |
| Discount rate | 5.70% | 5.50% |
| Pension increases | | |
| – Edinburgh staff | 3.00% | 3.00% |
| – ex Dunedin staff | 2.60% | 2.75% |
| Contributory salary increases | 4.60% | 4.75% |
| Price inflation | 2.60% | 2.75% |

The assumptions used by the actuaries are considered to represent the most appropriate estimates chosen from a range of actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The assumed long term rates of return on the scheme assets were as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Equities | 7.50% | 7.00% | 6.75% |
| Bonds | 4.75% | 4.00% | 3.75% |
| Cash | 4.50% | 2.75% | 3.25% |

**Projected position**

The market value at 30 September 2004 of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

| | CGA Staff Pension Fund | | |
|---|---|---|---|
| | At 30 Sep 2004 | At 30 Sep 2003 | At 30 Sep 2002 |
| | £'000 | £'000 | £'000 |
| Equities | 775 | 830 | 681 |
| Bonds | 2,799 | 2,603 | 2,787 |
| Cash | 596 | 66 | 41 |
| Total market value of assets | 4,170 | 3,499 | 3,509 |
| Actuarial value of liabilities | (4,800) | (5,006) | (4,796) |
| Deficit in the scheme | (630) | (1,507) | (1,287) |
| Related deferred tax asset | 189 | 452 | 386 |
| Net pension liabilities | **(441)** | **(1,055)** | **(901)** |

| | Murray Johnstone Limited Retirement Benefits Plan | | |
|---|---|---|---|
| | At 30 Sep 2004 | At 30 Sep 2003 | At 30 Sep 2002 |
| | £'000 | £'000 | £'000 |
| Equities | 15,818 | 13,729 | 16,347 |
| Bonds | 6,987 | 5,801 | 1,619 |
| Cash | 2,160 | 1,962 | 1,064 |
| Total market value of assets | 24,965 | 21,492 | 19,030 |
| Actuarial value of liabilities | (44,608) | (45,456) | (38,874) |
| Deficit in the scheme | (19,643) | (23,964) | (19,844) |
| Related deferred tax asset | 5,893 | 7,189 | 5,953 |
| Net pension liabilities | (13,750) | (16,775) | (13,891) |

| | Edinburgh Fund Managers Retirement & Death Benefits Plan | |
|---|---|---|
| | At 30 Sep 2004 | At 30 Sep 2003 |
| | £'000 | £'000 |
| Equities | 22,404 | 20,167 |
| Bonds | 7,750 | 2,829 |
| Cash | 2,665 | 1,470 |
| Total market value of assets | 32,819 | 24,466 |
| Actuarial value of liabilities | (39,719) | (42,500) |
| Deficit in the scheme | (6,900) | (18,034) |
| Related deferred tax asset | 2,070 | 5,410 |
| Net pension liabilities | (4,830) | (12,624) |

Edinburgh Fund Managers Group plc ("EFM") was acquired on 24 October 2003. The comparative figures for 30 September 2003 relate to the position prior to acquisition by the Company and represent a close approximation to the position at date of acquisition.

These net pension liabilities would have a consequential effect on net assets and the profit and loss account as set out in the table below.

| Effect on consolidated Group balance sheet | Net assets 2004 £'000 | Profit and loss account 2004 £'000 | Net assets 2003[1] £'000 | Profit and loss account 2003[1] £'000 | Net assets 2002[1] £'000 | Profit and loss account 2002[1] £'000 |
|---|---|---|---|---|---|---|
| Excluding pension liabilities | 132,922 | (134,114) | 178,596 | (38,938) | 207,188 | (7,173) |
| Pension liability | (19,021) | (19,021) | (17,830) | (17,830) | (14,792) | (14,792) |
| SSAP 24 pension liability | 5,054 | 5,054 | 2,925 | 2,925 | 3,849 | 3,849 |
| Including pension liabilities | 118,955 | (148,081) | 163,691 | (53,843) | 196,245 | (18,116) |

(1) The comparative figures for 2003 and 2002 exclude the EFM scheme.

An element of the deficit relating to the Murray Johnstone plan was recognised at the date of acquisition of the Murray Johnstone Group. A provision of £6,020,000 (£4,214,000 net of deferred tax) was made at that time. An element of the deficit relating to the EFM plan was recognised at the date of acquisition. A provision of £9,000,000 was made at that time. Both provisions, net of contributions made to date to reduce deficits, are included within "Provisions for liabilities and charges" (note 24). These provisions are being released in line with contributions now being made.

| Movement in deficit during the year | CGA Staff Pension Fund 2004 £'000 | 2003 £'000 |
|---|---|---|
| Deficit in scheme at beginning of year | (1,507) | (1,287) |
| Movement in year: | | |
| Contributions | 645 | 145 |
| Net interest cost | (104) | (117) |
| Actuarial gain (loss) | 336 | (248) |
| Deficit in scheme at end of year | (630) | (1,507) |

| Movement in deficit during the year | Murray Johnstone Limited Retirement Benefits Plan 2004 £'000 | 2003 £'000 |
|---|---|---|
| Deficit in scheme at beginning of year | (23,964) | (19,844) |
| Movement in year: | | |
| Contributions | 1,920 | 1,395 |
| Net interest cost | (1,198) | (996) |
| Actuarial gain (loss) | 3,599 | (4,519) |
| Deficit in scheme at end of year | (19,643) | (23,964) |

| Movement in deficit during the year | Edinburgh Fund Managers Retirement & Death Benefits Plan 2004 £'000 | 2003 £'000 |
|---|---|---|
| Deficit in scheme at beginning of year | (18,034) | (18,371) |
| Movement in year: | | |
| Current service cost | (1,080) | (1,229) |
| Contributions | 6,415 | 1,446 |
| Past service costs | (252) | – |
| Net interest cost | (507) | (488) |
| Actuarial gain | 6,558 | 608 |
| Deficit in scheme at end of year | (6,900) | (18,034) |

The above table for Edinburgh Fund Managers shows the movement in the deficit for the year to 30 September 2004 and the comparatives for the previous year. The movements in 2003 and an element of the 2004 movements relate to periods prior to acquisition of Edinburgh Fund Managers on 24 October 2003.

**Amount charged to operating loss**

If FRS 17 had been adopted the amount charged to operating loss would have been £1,221,000 (2003 – £nil) in respect of all schemes.

| Analysis of net interest cost on pension scheme | CGA Staff Pension Fund 2004 £'000 | 2003 £'000 | Murray Johnstone Limited Retirement Benefits Plan 2004 £'000 | 2003 £'000 | Edinburgh Fund Managers Retirement & Death Benefits Plan 2004 £'000 | 2003 £'000 |
|---|---|---|---|---|---|---|
| Expected return on pension scheme assets | 164 | 148 | 1,287 | 1,209 | 1,829 | 897 |
| Interest on pension liabilities | (268) | (265) | (2,485) | (2,205) | (2,336) | (1,385) |
| Net interest cost | (104) | (117) | (1,198) | (996) | (507) | (488) |

| Analysis of amount recognised in statement of total recognised gains and losses | 2004 £'000 | 2003 £'000 | 2004 £'000 | 2003 £'000 | 2004 £'000 | 2003 £'000 |
|---|---|---|---|---|---|---|
| Actual return less expected return on assets | 127 | 85 | 804 | 927 | 1,496 | 3,558 |
| Experience gains and losses on liabilities | 57 | 60 | 1,615 | (51) | 2,219 | 1,396 |
| Changes in assumptions | 152 | (393) | 1,180 | (5,395) | 2,843 | (4,346) |
| Actuarial gain (loss) | 336 | (248) | 3,599 | (4,519) | 6,558 | 608 |

| History of experience gains and losses | CGA Staff Pension Fund 2004 £'000 | 2003 £'000 |
|---|---|---|
| Difference between expected and actual return on scheme assets: | 127 | 85 |
| Percentage of year end market value of scheme assets | 3.0% | 2.4% |
| Experience gains and losses on scheme liabilities: | 57 | 60 |
| Percentage of year end actuarial value of scheme liabilities | 1.2% | 1.2% |
| Change in assumptions | 152 | (393) |
| Percentage of year end actuarial value of scheme liabilities | 3.2% | (7.9%) |
| Total amount recognised in statement of total recognised gains and losses: | 336 | (248) |
| Percentage of year end actuarial value of scheme liabilities | 7.0% | 5.0% |

| History of experience gains and losses | Murray Johnstone Limited Retirement Benefits Plan 2004 £'000 | 2003 £'000 |
|---|---|---|
| Difference between expected and actual return on scheme assets: | 804 | 927 |
| Percentage of year end market value of scheme assets | 3.2% | 4.3% |
| Experience gains and losses on scheme liabilities: | 1,615 | (51) |
| Percentage of year end actuarial value of scheme liabilities | 3.6% | (0.1%) |
| Change in assumptions | 1,180 | (5,395) |
| Percentage of year end actuarial value of scheme liabilities | 2.6% | (11.9%) |
| Total amount recognised in statement of total recognised gains and losses: | 3,599 | (4,519) |
| Percentage of year end actuarial value of scheme liabilities | 8.1% | (9.9%) |

| History of experience gains and losses | Edinburgh Fund Managers Retirement & Death Benefits Plan 2004 £'000 | 2003 £'000 |
|---|---|---|
| Difference between expected and actual return on scheme assets: | 1,496 | 3,558 |
| Percentage of year end market value of scheme assets | 4.6% | 14.5% |
| Experience gains and losses on scheme liabilities: | 2,219 | 1,396 |
| Percentage of year end actuarial value of scheme liabilities | 5.6% | 3.3% |
| Change in assumptions | 2,843 | (4,346) |
| Percentage of year end actuarial value of scheme liabilities | 7.2% | (10.2%) |
| Total amount recognised in statement of total recognised gains and losses: | 6,558 | 608 |
| Percentage of year end actuarial value of scheme liabilities | 16.5% | 1.4% |

**28. Contingent liabilities**

On 3 April 2003, the board of Real Estate Opportunities Limited ('REO') announced it had terminated Aberdeen's management contract with immediate effect and indicated that it held Aberdeen liable for damages in respect of losses incurred on its income portfolio. No proceedings have been issued by REO. Aberdeen does not accept the validity of REO's termination without notice. Aberdeen has rejected the claim and, if proceedings are brought, they will be vigorously defended. Aberdeen has a claim for its accrued fees and for fees relating to the 12 months notice period provided for in the management contract. Having taken legal advice the Board considers that there is no need for any provision in respect of any action threatened by REO.

As disclosed in note 24, the Board has made appropriate provision for the estimated costs of providing an Uplift Plan to investors in Aberdeen Progressive Growth Unit Trust ('Progressive'). The cost has been estimated on the basis that all eligible investors elect to participate in the Plan, which is being offered on a voluntary basis. The Board recognises that other avenues remain open to eligible investors unless they accept participation in the Uplift Plan and that there is therefore a wide range of potential outcomes. However, on the basis of legal advice, the Board does not believe that any material liability will crystallise in excess of the amount provided.

**29. Post balance sheet events**

**Banking arrangements**

On 12 November 2004 the Company entered into new term loan and working capital facility agreements with Bank of Scotland under which the Group's bank debt has been restructured. Bank debt outstanding at the year end has been replaced by a £85,125,000 term loan, the repayments of which are linked to the receipt of proceeds from the sale of non-core assets. This loan bears interest of 1.5% over LIBOR on balances up to £65,125,000, and 1.75% over LIBOR on the excess. The proceeds of the new term loan have been used to repay existing term loans, the outstanding amount under the existing working capital facility and the US$27.5 million Convertible Subordinated Loan Notes. A new working capital facility of £15 million has been agreed bearing interest at 1% over base rate. The Bank continues to provide guarantees totalling £5.47 million in support of certain of the Group's obligations. £19 million of the new term loan was subsequently repaid on 14 December 2004 from receipt of an element of the proceeds from the sale of the investment in Lombard.

As disclosed in note 4, on 24 December 2004 the Company agreed a settlement with the Financial Services Authority and announced the terms of an Uplift Plan for eligible investors in the Aberdeen Progressive Growth Unit Trust. The Company intends to meet these commitments from a combination of existing facilities and additional bank facilities currently being negotiated and is considering a small convertible bond issue. The Directors have no reason to believe that such courses of action are not achievable and therefore that it is appropriate to prepare the financial statements on a going concern basis.

**Disposal of fixed asset investment**

On 26 October 2004 the Company announced that it had agreed to dispose of its entire shareholding in Lombard International Assurance SA (Lombard), a pan-European life assurance company based in Luxembourg, to Friends Provident plc ('Friends Provident'). Lombard's shareholders have entered into an agreement to sell 100 per cent of the share capital of Lombard to Friends Provident for an initial consideration of €265 million (£184 million) payable on completion in Friends Provident shares, not to be sold or transferred before 1 April 2005 without Friends Provident's consent. With the knowledge and consent of Friends Provident, a transaction to monetise an element of these shares was undertaken by shareholders on 6 December 2004.

On completion the Company will receive, in respect of its 15.18 per cent interest in Lombard, ordinary shares of Friends Provident with a value of approximately £26.7 million net of expenses. The Company subsequently received £26.5 million from the monetisation referred to above. Further consideration will be received in each of April 2005, 2006 and 2007, dependent on Lombard achieving or exceeding certain performance targets for both new business profits and growth in embedded value for the three financial years to 31 December 2006. The further consideration will be paid in cash or Friends Provident's ordinary shares, at Friends Provident's option. In aggregate the consideration receivable by the Company is capped at approximately £50.7 million. No tax arises on the disposal of this asset as it is held in a jurisdiction in which no tax will be charged on the eventual capital gain.

**Disposal of life company**

In line with its strategy of disposing of non-core assets, the Company has reached conditional agreement for the sale of the Isle of Man life assurance subsidiary, Aberdeen International (IoM) Life Assurance Limited. The sale is expected to complete during February 2005 and the proceeds are expected to be approximately £7.4 million payable at completion plus deferred proceeds of approximately £4.7 million over a five year period. The proceeds will be used to repay bank debt.

# Five Year Summary

| | 2000 £'000 | 2001 £'000 | 2002 £'000 | 2003 £'000 | 2004 £'000 |
|---|---|---|---|---|---|
| **Turnover** | 115,721 | 182,094 | 192,078 | 142,268 | 140,011 |
| Operating expenses | | | | | |
| – Other | (80,245 | (123,192) | (134,801) | (123,250) | (113,783) |
| – Exceptional costs | – | (10,963) | (5,621) | (23,851) | (85,308) |
| Amortisation of goodwill | (1,251) | (12,610) | (19,640) | (18,430) | (19,122) |
| Provisions for impairment of goodwill & intangible assets | – | – | – | (17,311) | (584) |
| Total administrative expenses | (81,496) | (146,765) | (160,062) | (182,842) | (218,797) |
| Other operating income | – | – | 4,446 | – | 1,116 |
| Exceptional amounts written off investments | – | – | (2,651) | (5,376) | – |
| Operating profit before goodwill amortisation, impairment provisions & exceptional operating items | 35,476 | 58,902 | 57,277 | 19,018 | 27,344 |
| Amortisation of goodwill, impairment provisions & exceptional operating items | (1,251) | (23,573) | (23,466) | (64,968) | (105,014) |
| **Operating profit (loss)** | 34,225 | 35,329 | 33,811 | (45,950) | (77,670) |
| Gain on disposal of subsidiaries | – | – | – | – | 1,940 |
| Gain on disposal of management contracts | – | – | – | 53,536 | 421 |
| Net interest payable and similar charges | (264) | (10,740) | (15,533) | (13,985) | (12,273) |
| **Profit (loss) on ordinary activities before taxation** | 33,961 | 24,589 | 18,278 | (6,399) | (87,582) |
| Tax on profit (loss) on ordinary activities | (9,835) | (9,599) | (11,184) | (8,232) | 6,981 |
| **Profit (loss) on ordinary activities after taxation** | 24,126 | 14,990 | 7,094 | (14,631) | (80,601) |
| Minority interests – equity | – | (29) | (216) | (231) | (170) |
| **Profit (loss) for the financial year** | 24,126 | 14,961 | 6,878 | (14,862) | (80,771) |
| **Dividends** | | | | | |
| Equity dividends on ordinary shares | (14,679) | (17,582) | (10,500) | (7,074) | (9,437) |
| Non-equity dividends on preference shares | – | (1,265) | (1,132) | (589) | (46) |
| | (14,679) | (18,847) | (11,632) | (7,663) | (9,483) |
| **Retained profit (loss) for financial year** | 9,447 | (3,886) | (4,754) | (22,525) | (90,254) |
| **Earnings (loss) per share – basic** | | | | | |
| Before goodwill amortisation, impairment provisions & exceptional items | 16.48p | 21.12p | 16.51p | 3.10p | 4.68p |
| After goodwill amortisation, impairment provisions & exceptional items | 15.67p | 8.51p | 3.29p | (8.76p) | (34.90p) |
| **Earnings (loss) per share – diluted** | | | | | |
| Before goodwill amortisation, impairment provisions & exceptional items | 15.44p | 19.49p | 16.47p | 3.10p | 4.68p |
| After goodwill amortisation, impairment provisions & exceptional items | 14.71p | 8.26p | 3.28p | (8.76p) | (34.90p) |
| **Dividend per share** | **9.5p** | **10.5p** | **6.0p** | **4.0p** | **4.0p** |
| **Assets under management at year end** | **£21.9bn** | **£34.7bn** | **£23.7bn** | **£20.6bn** | **£22.1bn** |

Turnover and operating profit (loss) arise wholly from continuing activities.

Aberdeen 0364



The paper in this report is sourced from sawmill residues, forest thinnings and sustainable forests. It is fully recyclable and chlorine free.

01 1001_0205



Exhibit II.(6)

# Aberdeen Asset Management PLC

Interim Report and Accounts 2005


Aberdeen

## Contents




SEC MAIL PROCESSING
AUG 1 4 2005
WASH. DC 160 SECTION

www.aberdeen-asset.com

# Financial Overview

| Financial Highlights | March 2005 | March 2004 |
|---|---|---|
| Turnover | £72.9m | £73.4m |
| Pre-tax profit (loss) | | |
| Before goodwill amortisation & exceptional items | £10.4m | £5.5m |
| Goodwill amortisation | (£9.3m) | (£9.7m) |
| Gain on disposals & exceptional operating items | £4.8m | (£5.4m) |
| After goodwill amortisation, gain on disposals & exceptional items | £5.9m | (£9.6m) |
| Earnings (loss) per share | | |
| Before goodwill amortisation & exceptional items | 3.41p | 1.56p |
| Goodwill amortisation | (3.94p) | (4.59p) |
| Gain on disposals & exceptional operating items | 2.02p | (2.58p) |
| After goodwill amortisation, gain on disposals & exceptional items | 1.49p | (5.61p) |
| Dividend per share | 2.20p | 2.00p |

## Highlights

- Net new business of £2 billion
- Assets under management grew 15% to £25.4 billion
- Continued expansion in Asia Pacific region
- Balance sheet to be strengthened by issue of £75m convertible preference share units, to be used to repurchase a significant proportion of the existing 5.875% convertible bonds

| Assets Under Management | | March 2005 £m | September 2004 £m |
|---|---|---|---|
| Institutional funds | | 13,897 | 11,821 |
| Unit trusts & unit-linked | | 2,874 | 2,594 |
| UK Investment trusts | | 5,016 | 4,966 |
| Offshore funds | | 2,851 | 1,961 |
| Discretionary accounts | | 412 | 393 |
| Private equity | | 362 | 363 |
| | | **25,412** | **22,098** |
| Equities: | UK | 6,076 | 6,740 |
| | European | 1,087 | 994 |
| | USA | 1,098 | 1,215 |
| | Asia Pacific | 5,557 | 4,006 |
| | Japan | 640 | 560 |
| | Emerging markets | 278 | 266 |
| | | 14,736 | 13,781 |
| Fixed interest & cash | | 5,406 | 4,405 |
| Property | | 5,270 | 3,912 |
| | | **25,412** | **22,098** |

# Chairman's Statement

The Group has made substantial progress during the six month period to 31 March 2005, building on the improvements in profits and margins delivered during the second half of 2004.

The Group earned a profit before taxation, goodwill amortisation and exceptional items of £10.4 million for the first half year, compared to £5.5 million for the same period last year. This healthy improvement has continued into the second half year and the Group should continue to benefit from increasing revenues arising from new business inflows. The Board has therefore decided to pay an interim dividend of 2.2p per share, a 10% increase on the interim payment for 2004.

We have also continued to strengthen the balance sheet and we are pleased to announce that JP Morgan has agreed to underwrite an issue of £75 million (subject to an overallotment option of a further £5 million) of convertible preference share units. These units will initially carry a fixed coupon of between 6.25% and 6.75% and have a conversion price at a premium of between 23% and 27% to the average price of the ordinary shares over no more than two consecutive London business days beginning on 3 May 2005. £25 million of the units (subject to the overallotment option of a further £5 million) will be placed firm and £50 million will be placed subject to clawback by existing Aberdeen shareholders pursuant to an open offer to be made to shareholders in due course.

The proceeds of the issue will be used to finance the repurchase of existing Aberdeen 5.875% convertible bonds due 2007. JP Morgan has committed to sell to Aberdeen not less than £75 million of the existing 5.875% convertible bonds at a price of 101% plus accrued interest.

Continued steady investment performance and a demonstrably robust investment process has enabled us to win substantial amounts of new business, with a total of £3.7 billion of gross new business (including £0.5 billion of mandates awarded but not yet funded). Inevitably, some outflows also occur, but our net new business for the first half year is very satisfactory at £2 billion, as summarised below:

| | Total net inflows £m | Yet to fund £m | Funded in period £m |
|---|---|---|---|
| Net inflows to open-end funds | 711 | – | 711 |
| Segregated account mandates | 736 | 360 | 376 |
| Closed-end funds | 163 | – | 163 |
| Total fund management division | 1,610 | 360 | 1,250 |
| Net inflows to property open-end funds | 360 | 110 | 250 |
| Group total | 1,970 | 470 | 1,500 |

The new business flows reported above include inflows from investors in Europe, North America, the Middle East and the Asia Pacific region. UK-originated mandates include The New India Investment Trust and our recent appointment as one of the two new managers of the F & C Pacific Investment Trust.

Assets under management at 31 March totalled £25.4 billion, a 15% increase on the equivalent figure at 30 September 2004. Of the total increase in assets under management, £1.5 billion came from net new business, £0.6 billion from market movements and performance, and £1.2 billion from small acquisitions in Thailand and by the property division in Belgium and the Netherlands.

These new business inflows have contributed to improved revenues and consequently to a higher operating margin. The major cost cutting exercise was completed during 2004 but, while we recognise that additional costs inevitably arise on winning new business, we continue to focus on cost efficiencies. The fund management division achieved an operating margin of 27.2% for the first half year, compared to 16.1% for the same period last year and 20.7% for 2004 as a whole. We still view an operating margin of 30% as being both achievable and sustainable.

We continue to see opportunities for growth in a number of areas but two developments in Asia are worthy of mention. First, we now own 100% of Aberdeen Asset Management Company Limited, based in Thailand, following the exercise of the call option negotiated at the time of our initial investment. Second, it has recently been announced that Aberdeen has been granted a licence to open a fund management office in Malaysia and we expect to open a small office in Kuala Lumpur in the second half of 2005. Both of these developments represent further significant steps in extending our investment and asset gathering capabilities more widely across the Asia Pacific region.

The property management division continues to develop and has achieved £0.3 billion of new investment in its Norwegian property fund, with good progress also being made on a similar Danish property fund. This division is well positioned to add further assets under management from a number of initiatives currently under development, with commitments of over £100 million already in place for a further fund. The Board recognises that to maximise the growth opportunities available in this division will require additional financing and we have entered exclusive discussions with a potential partner who can provide the additional resources required to properly seed these new initiatives.

We have completed successfully several disposals of non-core assets and have used the cash proceeds to pay down debt. Cash proceeds received during the first half year include a total of £33.7 million from the sale of the investment in Lombard International Assurance and £7.4 million from the sale of the Isle of Man life subsidiary. In both cases, further proceeds are anticipated in future years. The recent £26.6 million convertible bond issue and the agreement of a £55 million revolving credit facility with Bank of Scotland provide a comfortable level of financial resources going forward.

We were pleased to announce the Group's participation in the settlement, on Christmas Eve, of the split capital investigation. The uplift plan offered to investors in the Aberdeen Progressive Growth Unit Trust, for which we made provision in the results to 30 September 2004, has been well received and we have now received acceptances from investors representing approximately 94% by value of those entitled to participate. In accordance with the terms of the uplift plan, we have made interim payments totalling £5.6 million to those who have accepted and this amount has been set against the provision set up last year. There have been no developments in the dispute with Real Estate Opportunities Limited ("REO") over the termination of Aberdeen's management contract without notice. The Board is resolute in its belief that REO has no proper cause for complaint and, on the basis of legal advice, remains of the view that there is no need to make any provision in respect of any action threatened.

Three of our major shareholders, who had each invested for their own separate strategic reasons, have departed the register in early 2005 and I would like to note the Board's appreciation of their support over the years. It was very encouraging to note that these shares were readily absorbed by the market, with each of the three placings being considerably oversubscribed. I would like to welcome the new shareholders and we look forward to reporting the Group's further progress in the future.



**C L A Irby**
3 May 2005


Type of asset under management
Equities 57%
Property 21%
Fixed income 20%
Cash 2%


Geographical profile of equities
UK 42%
Asia-Pacific ex Japan 37%
North America 8%
Europe 7%
Japan 4%
Emerging markets ex Asia 2%


Funds profile
Segregated funds 55%
Investment trusts 20%
Open-ended / Pooled 23%
Other 2%

Aberdeen 0371

# Group Profit and Loss Account

For the six months to 31 March 2005

| | Notes | 6 mths to 31 Mar 2005 £'000 | 6 mths to 31 Mar 2004 £'000 | Year to 30 Sep 2004 £'000 |
|---|---|---|---|---|
| Turnover | | 72,948 | 73,393 | 140,011 |
| Operating expenses | | (56,728) | (61,479) | (113,783) |
| Costs relating to settlement of regulatory issues | 3 | – | (1,176) | (38,519) |
| Provision for Progressive Growth Uplift Plan | 3 | – | – | (39,200) |
| Other exceptional costs | 3 | – | (4,281) | (7,589) |
| Amortisation of goodwill | | (9,306) | (9,701) | (19,122) |
| Provisions for impairment of goodwill & intangible assets | | – | – | (584) |
| Total administrative expenses | | (66,034) | (76,637) | (218,797) |
| Other operating income | | – | – | 1,116 |
| Operating profit before goodwill amortisation, impairment provisions & exceptional costs | | 16,220 | 11,914 | 27,344 |
| Amortisation of goodwill, impairment provisions & exceptional costs | | (9,306) | (15,158) | (105,014) |
| **Operating profit (loss)** | | 6,914 | (3,244) | (77,670) |
| Gain on disposals | 4 | 4,775 | – | 2,361 |
| Net interest payable and similar charges | | (5,776) | (6,402) | (12,273) |
| **Profit (loss) on ordinary activities before taxation** | | 5,913 | (9,646) | (87,582) |
| Tax on profit (loss) on ordinary activities | | (2,314) | (1,961) | 6,981 |
| **Profit (loss) on ordinary activities after taxation** | | 3,599 | (11,607) | (80,601) |
| Minority interests - equity | | (89) | (211) | (170) |
| **Profit (loss) for the financial period** | | 3,510 | (11,818) | (80,771) |
| **Dividends** | | | | |
| Equity dividends on ordinary shares | 1 | (5,196) | (4,715) | (9,437) |
| Non-equity dividends on preference shares | | – | (45) | (46) |
| | | (5,196) | (4,760) | (9,483) |
| **Retained loss for the financial period** | | **(1,686)** | **(16,578)** | **(90,254)** |
| **Earnings (loss) per share - basic** | | | | |
| Before goodwill amortisation, impairment provisions & exceptional items | 6 | 3.41p | 1.56p | 4.68p |
| After goodwill amortisation, impairment provisions & exceptional items | 6 | 1.49p | (5.61p) | (34.90p) |
| **Earnings (loss) per share - diluted** | | | | |
| Before goodwill amortisation, impairment provisions & exceptional items | 6 | 3.41p | 1.56p | 4.68p |
| After goodwill amortisation, impairment provisions & exceptional items | 6 | 1.49p | (5.61p) | (34.90p) |

Turnover and operating profit (loss) in the current and previous periods arise wholly from continuing activities.

# Group Statement of Total Recognised Gains and Losses

For the six months to 31 March 2005

| | 6 mths to 31 Mar 2005 £'000 | 6 mths to 31 Mar 2004 £'000 | Year to 30 Sep 2004 £'000 |
|---|---|---|---|
| Profit (loss) for the financial period | 3,510 | (11,818) | (80,771) |
| Revaluation of fixed asset investment | – | 4,428 | 4,428 |
| Translation of foreign currency net investments | (284) | (915) | (475) |
| **Total recognised gains (losses) since last report** | **3,226** | **(8,305)** | **(76,818)** |

# Note of Historical Costs Profits and Losses

For the six months to 31 March 2005

| | 6 mths to 31 Mar 2005 £'000 | 6 mths to 31 Mar 2004 £'000 | Year to 30 Sept 2004 £'000 |
|---|---|---|---|
| **Profit (loss) on ordinary activities before taxation** | 5,913 | (9,646) | (87,582) |
| Realisation of investment revaluation gains of prior years | 19,901 | – | – |
| **Historical cost profit (loss) on ordinary activities before taxation** | **25,814** | **(9,646)** | **(87,582)** |
| **Historical cost profit (loss) for the period retained after taxation, minority interests and dividends** | **18,215** | **(16,578)** | **(90,254)** |

Aberdeen 0373

# Group Balance Sheet

As at 31 March 2005

| | Notes | 31 Mar 2005 £'000 | 31 Mar 2004 £'000 | 30 Sept 2004 £'000 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Fixed assets** | | | | |
| Intangible assets | | 28,991 | 41,598 | 40,788 |
| Goodwill | | 293,062 | 332,577 | 297,083 |
| Tangible assets | | 10,095 | 15,760 | 10,567 |
| Investments | | 26,038 | 43,911 | 46,654 |
| | | **358,186** | **433,846** | **395,092** |
| **Current assets** | | | | |
| Stock | | 658 | 335 | 519 |
| Debtors | | 65,287 | 44,454 | 45,730 |
| Investments | | 2,102 | 1,703 | 424 |
| Cash at bank and in hand | 7 | 15,546 | 14,741 | 17,763 |
| | | **83,593** | **61,233** | **64,436** |
| **Assets attributable to equity shareholders** | | **441,779** | **495,079** | **459,528** |
| Assets of long-term life assurance business | | 52,888 | 238,854 | 231,045 |
| **Total assets** | | **494,667** | **733,933** | **690,573** |
| **LIABILITIES** | | | | |
| **Capital and reserves** | | | | |
| Called up share capital | | 23,620 | 23,575 | 23,620 |
| Share premium account | | 19,710 | 19,484 | 19,710 |
| Revaluation reserve | | – | 19,957 | 19,901 |
| Other reserves | | 203,805 | 209,702 | 203,805 |
| Profit & loss account | | (116,183) | (66,774) | (134,114) |
| **Equity shareholders' funds** | | **130,952** | **205,944** | **132,922** |
| **Minority interests - equity** | | – | 403 | 282 |
| **Provisions for liabilities and charges** | 8 | 35,961 | 7,525 | 45,625 |
| **Creditors: due within one year, including convertible debt** | | | | |
| Creditors | | 94,218 | 127,990 | 162,962 |
| Convertible debt | | – | 14,963 | 15,197 |
| | | 94,218 | 142,953 | 178,159 |
| **Creditors: due after more than one year, including convertible debt** | | | | |
| Creditors | | 56,379 | 40,353 | 4,267 |
| Convertible debt | | 124,269 | 97,901 | 98,273 |
| | | 180,648 | 138,254 | 102,540 |
| | | 441,779 | 495,079 | 459,528 |
| Liabilities of long - term life assurance business | | 52,888 | 238,854 | 231,045 |
| **Total liabilities** | | **494,667** | **733,933** | **690,573** |

# Summary Group Cash Flow Statement

For the six months to 31 March 2005

| | Notes | 6 mths to 31 Mar 2005 £'000 | 6 mths to 31 Mar 2004 £'000 | Year to 30 Sept 2004 £'000 |
|---|---|---|---|---|
| Core cashflow from operating activities | | 14,356 | 4,548 | 14,510 |
| Effects of short-term timing differences on unit trust settlements | | 6,887 | 9,786 | (2,550) |
| | | 21,243 | 14,334 | 11,960 |
| Split capital settlement costs paid | | (25,539) | – | – |
| Other exceptional costs paid | | (1,329) | (7,455) | (10,317) |
| **Net cash (outflows) inflows from operating activities** | 5 | (5,625) | 6,879 | 1,643 |
| Returns on investments and servicing of finance | | (6,168) | (5,679) | (10,241) |
| Taxation received (paid) | | 472 | (4,378) | (6,194) |
| Capital expenditure and financial investment | | 23,399 | 32,795 | 32,290 |
| Acquisitions and disposals | | (3,248) | (4,869) | 29,305 |
| Equity dividends paid | | (4,724) | (3,538) | (8,251) |
| **Net cash inflow before financing** | | 4,106 | 21,210 | 38,552 |
| **Financing** | | | | |
| Issue of ordinary share capital | | – | 316 | 586 |
| Redemption of preference share capital | | – | (10,343) | (10,343) |
| Decrease in debt | | (18,763) | (11,722) | (44,241) |
| **Decrease in cash** | | **(14,657)** | **(539)** | **(15,446)** |

| **Reconciliation of net cash flow to movement in net debt** | Notes | 6 mths to 31 Mar 2005 £'000 | 6 mths to 31 Mar 2004 £'000 | Year to 30 Sept 2004 £'000 |
|---|---|---|---|---|
| **Decrease in cash** | | (14,657) | (539) | (15,446) |
| Decrease in long term debt | | 18,763 | 11,722 | 44,241 |
| Amortisation of issue costs of convertible bonds | | (372) | (372) | (744) |
| Loans assumed on acquisition of subsidiary | | – | (11,844) | (11,844) |
| Translation difference | | (315) | (915) | (140) |
| **Movement in net debt** | | 3,419 | (1,948) | 16,067 |
| **Net debt brought forward** | 7 | (169,265) | (185,332) | (185,332) |
| **Net debt carried forward** | 7 | **(165,846)** | **(187,280)** | **(169,265)** |

Aberdeen 0375

# Notes

**1. Interim dividend**

The interim ordinary dividend of 2.2p per share will be paid on 15 June 2005 to qualifying shareholders on the register at 13 May 2005.

**2. Segmental information**

| Six months to 31 March 2005 | Investment management £'000 | Property asset management £'000 | Group total £'000 |
|---|---|---|---|
| Turnover | 51,550 | 21,398 | 72,948 |
| Operating expenses | (37,455) | (19,273) | (56,728) |
| Amortisation of goodwill | (8,894) | (412) | (9,306) |
| Total administrative expenses | (46,349) | (19,685) | (66,034) |
| Operating profit (before goodwill amortisation) | **14,095** | **2,125** | **16,220** |
| Operating profit (after goodwill amortisation) | **5,201** | **1,713** | **6,914** |
| Profit before interest and tax | **9,976** | **1,713** | **11,689** |

| Six months to 31 March 2004 | Investment management £'000 | Property asset management £'000 | Group total £'000 |
|---|---|---|---|
| Turnover | 44,743 | 28,650 | 73,393 |
| Operating expenses | (37,554) | (23,925) | (61,479) |
| Costs relating to settlement of regulatory issues | (1,176) | – | (1,176) |
| Other exceptional costs | (4,281) | – | (4,281) |
| Amortisation of goodwill | (8,526) | (1,175) | (9,701) |
| Total administrative expenses | (51,537) | (25,100) | (76,637) |
| Operating profit (before goodwill amortisation & exceptional costs) | **7,189** | **4,725** | **11,914** |
| Operating (loss) profit (after goodwill amortisation & exceptional costs) | **(6,794)** | **3,550** | **(3,244)** |
| (Loss) profit before interest and tax | **(6,794)** | **3,550** | **(3,244)** |

| Year to 30 September 2004 | Investment management £'000 | Property asset management £'000 | Group total £'000 |
|---|---|---|---|
| Turnover | 91,659 | 48,352 | 140,011 |
| Other operating income | 1,116 | – | 1,116 |
| Total operating income | 92,775 | 48,352 | 141,127 |
| Operating expenses | (73,565) | (40,218) | (113,783) |
| Costs relating to settlement of regulatory issues | (38,519) | – | (38,519) |
| Provision for Progressive Growth Uplift Plan | (39,200) | – | (39,200) |
| Other exceptional costs | (7,589) | – | (7,589) |
| Amortisation of goodwill | (17,282) | (1,840) | (19,122) |
| Provisions for impairment of goodwill | (584) | – | (584) |
| Total administrative expenses | (176,739) | (42,058) | (218,797) |
| Operating profit (before goodwill amortisation, impairment provisions & exceptional costs) | 19,210 | 8,134 | 27,344 |
| Operating (loss) profit (after goodwill amortisation, impairment provisions & exceptional costs) | (83,964) | 6,294 | (77,670) |
| (Loss) profit before interest and tax | (81,603) | 6,294 | (75,309) |

| 3. Exceptional costs | 6 mths to 31 Mar 2005 £'000 | 6 mths to 31 Mar 2004 £'000 | Year to 30 Sept 2004 £'000 |
|---|---|---|---|
| Recognised within operating profit (loss) | | | |
| Costs relating to settlement of regulatory issues | – | 1,176 | 38,519 |
| Provision for Uplift Plan to eligible investors in Aberdeen Progressive Growth Unit Trust | – | – | 39,200 |
| Expenses in relation to the cost reduction and rationalisation programme | – | 4,281 | 6,829 |
| Costs of aborted sale, subsequent rationalisation and other costs | – | – | 760 |
| | – | 5,457 | 85,308 |

**4. Gain on disposals**

The gain on disposals represents the net gains recognised on the disposal of the Group's investment in Lombard International Assurance SA and of the Group's life assurance subsidiaries. The net gain excludes the effect of contingent deferred proceeds which are expected to be received by the Group.

| 5. Reconciliation of operating profit (loss) to operating cash flow | 6 mths to 31 Mar 2005 £'000 | 6 mths to 31 Mar 2004 £'000 | Year to 30 Sept 2004 £'000 |
|---|---|---|---|
| Operating profit (loss) | 6,914 | (3,244) | (77,670) |
| Depreciation charges | 1,745 | 2,324 | 4,415 |
| Amortisation of goodwill | 9,306 | 9,701 | 19,122 |
| Provision for impairment of goodwill | – | – | 584 |
| Amortisation of intangible assets | 607 | 810 | 1,620 |
| Gain on disposal of tangible fixed assets | – | – | (199) |
| Loss (gain) on disposal of fixed and current asset investments | – | 816 | (590) |
| Amounts written off current asset investments | – | – | 286 |
| Share of results of associated undertakings | – | – | (116) |
| Decrease in liabilities for split capital settlement | (25,539) | – | – |
| (Decrease) increase in provisions for liabilities and charges | (1,907) | (1,654) | 31,753 |
| Increase in stock | (139) | (143) | (327) |
| (Increase) decrease in debtors | (11,513) | 335 | (6,407) |
| Increase (decrease) in creditors | 14,901 | (2,066) | 29,172 |
| Net cash (outflow) inflow from operating activities | (5,625) | 6,879 | 1,643 |

| Analysis of the balances of cash as shown in the balance sheet | 31 Mar 2005 £'000 | Change in period £'000 | 30 Sept 2004 £'000 | Change in period £'000 | 31 Mar 2004 £'000 |
|---|---|---|---|---|---|
| Cash at bank and in hand | 15,546 | (2,217) | 17,763 | 3,022 | 14,741 |
| Bank overdraft | – | 41,435 | (41,435) | (16,920) | (24,515) |
| | 15,546 | 39,218 | (23,672) | (13,898) | (9,774) |

| Analysis of changes in cash | 6 mths to 31 Mar 2005 £'000 | 6 mths to 31 Mar 2004 £'000 |
|---|---|---|
| Net cash outflow before adjustment for the effects of foreign exchange | (14,657) | (539) |
| Conversion of overdraft to revolving credit facility | 55,000 | – |
| Effects of foreign exchange rate changes | (1,125) | (2,721) |
| | 39,218 | (3,260) |

**6. Earnings per share**

The calculations of earnings per share are based on the following profits (losses) and numbers of shares:

| | Basic | | | Diluted | | |
|---|---|---|---|---|---|---|
| | 6 mths to 31 Mar 2005 £'000 | 6 mths to 31 Mar 2004 £'000 | Year to 30 Sept 2004 £'000 | 6 mths to 31 Mar 2005 £'000 | 6 mths to 31 Mar 2004 £'000 | Year to 30 Sept 2004 £'000 |
| Profit (loss) attributable to shareholders | 3,510 | (11,818) | (80,771) | 3,510 | (11,818) | (80,771) |
| Less non-equity dividends | – | (45) | (46) | – | (45) | (46) |
| Profit (loss) for financial period - FRS 14 basis | 3,510 | (11,863) | (80,817) | 3,510 | (11,863) | (80,817) |
| Goodwill amortisation and impairment provisions | 9,306 | 9,701 | 19,706 | 9,306 | 9,701 | 19,706 |
| Exceptional operating items, net of attributable taxation | – | 5,457 | 74,308 | – | 5,457 | 74,308 |
| Gain on disposals | (4,775) | – | (2,361) | (4,775) | – | (2,361) |
| Profit for the financial period before goodwill amortisation, impairment provisions & exceptional items | **8,041** | **3,295** | **10,836** | **8,041** | **3,295** | **10,836** |

| | 31 Mar 2005 Number of shares 000's | 31 Mar 2004 Number of shares 000's | 30 Sept 2004 Number of shares 000's |
|---|---|---|---|
| **Weighted average number of shares** | | | |
| For basic earnings per share | 236,199 | 211,314 | 231,597 |
| Dilutive effect of exercisable share options | 147 | 133 | – |
| For diluted earnings per share | **236,346** | **211,447** | **231,597** |

The Directors believe that the Group's results are more fairly represented by a measure of earnings per share which excludes exceptional items, impairment provisions and amortisation of goodwill and therefore also present earnings per share figures stated before these items are charged (credited) to the profit and loss account. The two measures of earnings per share can be reconciled as follows:

| | Basic | | | Diluted | | |
|---|---|---|---|---|---|---|
| | 6 mths to 31 Mar 2005 | 6 mths to 31 Mar 2004 | Year to 30 Sept 2004 | 6 mths to 31 Mar 2005 | 6 mths to 31 Mar 2004 | Year to 30 Sept 2004 |
| After goodwill amortisation, impairment provisions & exceptional operating items - FRS 14 basis | 1.49p | (5.61p) | (34.90p) | 1.49p | (5.61p) | (34.90p) |
| Goodwill amortisation and impairment provisions | 3.94p | 4.59p | 8.51p | 3.94p | 4.59p | 8.51p |
| Exceptional operating items, net of attributable taxation | – | 2.58p | 32.09p | – | 2.58p | 32.09p |
| Gain on disposals | (2.02p) | – | (1.02p) | (2.02p) | – | (1.02p) |
| Before goodwill amortisation, impairment provisions & exceptional items | **3.41p** | **1.56p** | **4.68p** | **3.41p** | **1.56p** | **4.68p** |

**7. Analysis of changes in net debt**

| | At 30 Sept 2004 £'000 | Cash flow £'000 | Non cash changes £'000 | Exchange movement £'000 | At 31 Mar 2005 £'000 |
|---|---|---|---|---|---|
| Cash at bank and in hand | 17,763 | (1,092) | – | (1,125) | 15,546 |
| Bank overdraft | (41,435) | (13,565) | 55,000 | – | – |
| | (23,672) | (14,657) | 55,000 | (1,125) | 15,546 |
| Debt due within one year | (28,316) | 27,500 | – | – | (816) |
| Convertible debt due within one year | (15,197) | 14,387 | – | 810 | – |
| Debt due after more than one year | (3,807) | 2,500 | (55,000) | – | (56,307) |
| Convertible debt due after more than one year | (98,273) | (25,624) | (372) | – | (124,269) |
| | (145,593) | 18,763 | (55,372) | 810 | (181,392) |
| **Total** | **(169,265)** | **4,106** | **(372)** | **(315)** | **(165,846)** |
| **Net gearing** | **127.3%** | | | | **126.6%** |

**8. Provisions for liabilities and charges**

| | Provision for Uplift Plan £'000 | Provision for liabilities on pension scheme £'000 | Deferred taxation £'000 | Total £'000 |
|---|---|---|---|---|
| At 1 October 2004 | 39,200 | 5,732 | 693 | 45,625 |
| Utilised | (8,039) | (1,907) | – | (9,946) |
| Provided in the year | – | – | 295 | 295 |
| Exchange movement | – | – | (13) | (13) |
| At 31 March 2005 | **31,161** | **3,825** | **975** | **35,961** |

The provision for Uplift Plan represents the provision made for eligible investors in Aberdeen Progressive Growth Unit Trust. The amount utilised represents payments made to investors and legal fees incurred in relation to split capital issues in the six month period to 31 March 2005.

**9. Contingent liabilities**

The dispute with Real Estate Opportunities Limited ("REO") over the termination of Aberdeen's management contract without notice remains outstanding. Full disclosure of the circumstances surrounding this dispute has been provided in previous Annual Reports. Although REO has yet to take any of the action that it has repeatedly threatened, we believe that it is likely that REO will issue proceedings. Aberdeen would welcome the opportunity to have this claim litigated in court and the Board is resolute in its belief that REO has no proper cause for complaint. Aberdeen will continue to vigorously defend the claim and, if proceedings are brought by REO, will pursue a substantial counterclaim for outstanding fees and compensation for breach of the termination provisions of up to £17 million. The Board, on the basis of legal advice, remains of the view that there is no need to make any provision in respect of any action threatened by REO.

**10.** The interim results have been prepared on the basis of the accounting policies set out in the Group's 2004 statutory accounts. The comparative figures for the financial year ended 30 September 2004 are not the company's statutory accounts for that year. Those accounts have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

**11.** Copies of this statement are being sent to all shareholders. Copies can be obtained from the Company's registered office, 10 Queen's Terrace, Aberdeen, AB10 1YG.

# Independent Auditors' Report to the Members of Aberdeen Asset Management PLC

**Introduction**

We have been instructed by the Company to review the financial information for the six months ended 31 March 2005 which comprises the Profit and Loss Account, Statement of Total Recognised Gains and Losses, Balance Sheet, Cash Flow Statement and Notes to the Accounts and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

**Directors' responsibilities**

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are disclosed.

**Review work performed**

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

**Review conclusion**

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2005.

KPMG Audit Plc

**KPMG Audit Plc**
Chartered Accountants
Registered Auditor, Aberdeen

3 May 2005

# Principal Offices

**United Kingdom and Channel Islands**

**Aberdeen Asset Management PLC**
10 Queen's Terrace, Aberdeen AB10 1YG
Tel: +44 (0) 1224 631999 Fax: +44 (0) 1224 647010

**Aberdeen Asset Managers Limited**
123 St Vincent Street, Glasgow, G2 5EA
Tel: +44 (0) 141 306 7400 Fax: +44 (0) 141 306 7401

**Aberdeen Asset Managers Limited**
One Bow Churchyard, Cheapside, London EC4M 9HH
Tel: +44 (0) 20 7463 6000 Fax: +44 (0) 20 7463 6001

**Aberdeen Private Wealth Management Limited**
No.1 Seaton Place, St. Helier, Jersey JE4 8YJ
Tel: +44 (0) 1534 758847 Fax: +44 (0) 1534 767084

**Aberdeen Murray Johnstone Private Equity Limited**
55 Spring Gardens, Manchester M2 2BY
Tel: +44 (0) 161 233 3500 Fax: +44 (0) 161 233 3550

**Edinburgh Fund Managers plc**
Donaldson House, 97 Haymarket Terrace
Edinburgh, EH12 5HD
Tel: +44 (0) 131 313 1000 Fax: +44 (0) 131 313 6300

**Asia Pacific**

**Aberdeen Asset Management Asia Limited**
21 Church Street, #01-01 Capital Square Two,
Singapore 049480
Tel: +65 6395 2700 Fax: +65 6535 7159

**Aberdeen Asset Management Limited**
Level 6, 201 Kent Street, Sydney, NSW 2000, Australia
Tel +61 2 9950 2888 Fax +61 2 9950 2800

**Aberdeen International Fund Managers Limited**
Room 3102-03, 31/F Alexandra House,
16-20 Chater Road,Central, Hong Kong,
Tel: +852 2103 4700 Fax: +852 2827 8908

**Europe**

**Aberdeen Property Investors AB**
Luntmakargatan 34, Box 3039, 103 63 Stockholm, Sweden
Tel: +46 8412 8000 Fax: +46 8412 8004

**United States of America**

**Aberdeen Asset Management, Inc**
300 S.E. 2nd Street, Suite #820,
Fort Lauderdale, Florida 33301, USA
Tel: +(1) 954 767 9900 Fax: +(1) 954 767 6006

45 Broadway, 31st Floor, New York, NY 10006, USA
Tel: +(1) 212 968 8800 Fax: +(1) 212 968 8888

Details of other office locations can be found on the Group's website at **www.aberdeen-asset.com**

# Corporate Information

**Registrars**
Lloyds TSB Registrars Scotland
PO Box 28448
Finance House, Orchard Brae
Edinburgh EH4 1WQ

**Company Secretary**
Scott E Massie

**Registered Office**
10 Queen's Terrace
Aberdeen AB10 1YG

**Auditors**
KPMG Audit Plc
Chartered Accountants
37 Albyn Place
Aberdeen AB10 1JB

**Bankers**
Bank of Scotland Corporate
North of Scotland
3/5 Albyn Place
Aberdeen AB10 1YP

**Registered Number**
82015

**Stockbrokers**
JP Morgan Cazenove & Co
20 Moorgate
London EC2R 6DA

Bridgewell Securities Limited
Old Change House
128 Queen Victoria Street
London EC4V 4BJ

01 1002_0504



**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult an independent financial adviser authorised under the Financial Services and Markets Act 2000 (or in the case of recipients outside the United Kingdom, a stockbroker, bank manager, solicitor accountant or other independent financial adviser).**

If you have sold or otherwise transferred all of your Shares in Aberdeen Asset Management PLC, please forward this document together with the accompanying documents at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

A copy of this document, which comprises listing particulars relating to Aberdeen Asset Management PLC and which has been prepared in accordance with the Listing Rules made under Section 74 of the Financial Services and Markets Act 2000, has been delivered for registration to the Registrar of Companies in Scotland in accordance with Section 83 of that Act. The attention of Shareholders who are resident in, or citizens of, territories outside the United Kingdom is drawn to the paragraph headed "Overseas Shareholders" in Part I of this document. This document and the accompanying documents should not be forwarded to, or transmitted in or into, the United States, Canada, Australia, New Zealand or Japan.

# Aberdeen Asset Management PLC

*(Registered in Scotland No SC82015)*


Aberdeen


SEC MAIL PROCESSING
RECEIVED
AUG 15 2005
WASH. D.C.
160
SECTION

## Listing Particulars relating to the issue of up to 58,879,491 New Ordinary Shares of 10p each in connection with the recommended offer for Edinburgh Fund Managers Group plc

**Ernst & Young LLP which is authorised and regulated in the United Kingdom by the Financial Services Authority is acting exclusively for Aberdeen Asset Management PLC in connection with the Offer and not for any other person and will not be responsible to any other person for providing the protections afforded to customers of Ernst & Young LLP or for providing advice in relation to the Offer, the contents of this document and the accompanying documents or any arrangements referred to therein.**

Persons receiving a copy of this document are directed towards the section headed "Risk factors" in Part VI of this document.

The Existing Ordinary Shares have been admitted to the Official List and to trading on the London Stock Exchange's market for listed securities and have been admitted to the official list of the Singapore Exchange Securities Trading Limited. Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and for those shares to be admitted to trading on the London Stock Exchange plc's market for listed securities and to the Singapore Exchange Securities Trading Limited for the New Ordinary Shares to be listed on the Singapore Exchange Securities Trading Limited's market for listed securities. It is expected that Admission will become effective and that dealings in the New Ordinary Shares will commence on the London Stock Exchange's market for listed securities at 8.00 a.m. on 27 October 2003.

Neither the Existing Ordinary Shares nor the New Ordinary Shares have been or will be registered under the relevant securities laws of any country other than the United Kingdom and may not, subject to certain exceptions, be offered, sold, taken up or delivered, directly or indirectly, in or into any country other than the United Kingdom. Further details are set out in Part I of this document.

The Directors of the Company, whose names appear on Page 3 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

## CONTENTS



## EXPECTED TIMETABLE

| | 2003 |
|---|---|
| Latest time for receipt of forms of proxy for use at the Extraordinary General Meeting | 11.00 a.m. on 18 October |
| Extraordinary General Meeting | 11.00 a.m. on 20 October |
| Earliest date on which the Offer can become unconditional in all respects (other than as to Admission) | 24 October |
| Admission and commencement of dealings in New Ordinary Shares* | 8.00 a.m. on 27 October |
| CREST accounts credited for New Ordinary Shares* | 8.00 a.m. on 27 October |
| Despatch of definitive share certificates for the New Ordinary Shares* | 10 November |

* Assuming the Offer becomes unconditional in all respects (other than as to Admission) by 24 October 2003.

**DIRECTORS, SECRETARY AND ADVISERS**

| | |
|---|---|
| Directors | Charles Leonard Anthony Irby (Independent Chairman)<br>David Ernest Woods (Independent Deputy Chairman)<br>Martin James Gilbert (Chief Executive)<br>William John Rattray (Finance Director)<br>Michael Edward Haylon (Non-Executive Director)<br>Rt. Hon. Sir Malcolm Rifkind (Independent Non-Executive Director)<br>John Francis Solan Jr. (Non-Executive Director)<br>Donald Henry Waters (Independent Non-Executive Director)<br>Christopher Giles Herron Weaver (Non-Executive Director)<br>John Leonard Wybrew (Non-Executive Director)<br>all of<br>10 Queen's Terrace<br>Aberdeen AB10 1YG |
| Secretary | Scott Edward Massie<br>Aberdeen Asset Management PLC<br>10 Queen's Terrace<br>Aberdeen AB10 1YG |
| Registered Office of the Company | 10 Queen's Terrace<br>Aberdeen AB10 1YG |
| Sponsor and Financial Adviser | Ernst & Young LLP<br>Becket House<br>1 Lambeth Palace Road<br>London SE1 7EU |
| Solicitors to the Company | City Law Partnership<br>99 Charterhouse Street<br>London EC1M 6NQ |
| Auditors and Reporting Accountants | KPMG Audit Plc<br>37 Albyn Place<br>Aberdeen AB10 1JB |
| Principal Bankers | The Governor and Company of the Bank of Scotland<br>Corporate Banking<br>38 Albyn Place<br>Aberdeen AB10 1ZS |
| Registrar | Lloyds TSB Registrars Scotland<br>PO Box 28448<br>Finance House<br>Orchard Brae<br>Edinburgh EH4 1WQ |
| Receiving Agent | Lloyds TSB Registrars<br>The Causeway<br>Worthing<br>West Sussex BN99 6DA |

## DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

| | |
|---|---|
| "1994 Executive Share Option Scheme" | the Aberdeen Asset Management PLC 1994 Executive Share Option Scheme |
| "Aberdeen" or "Company" | Aberdeen Asset Management PLC |
| "Aberdeen Group" or "Group" | Aberdeen, its subsidiaries and its subsidiary undertakings |
| "Aberdeen Share Option Schemes" | the 1994 Executive Share Option Scheme, the Profit Sharing Scheme, Employee Share Ownership Trust and the Share Incentive Plan |
| "Acquisition" | the proposed acquisition of Edinburgh pursuant to the Offer |
| "Act" or "Companies Act" | the Companies Act 1985 (as amended) |
| "Admission" | the admission of the New Ordinary Shares to the Official List and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards |
| "Admission and Disclosure Standards" | the requirements contained in the publication "Admission and Disclosure Standards" dated May 2001 containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities |
| "Articles" | the articles of association of the Company |
| "Australia" | the Commonwealth of Australia, its territories and possessions |
| "AVI" | Asset Value Investors Limited |
| "Bank" or "BoS" | The Governor and Company of the Bank of Scotland |
| "Board" or "Directors" | the directors of Aberdeen, whose names appear on page 3 of this document |
| "Canada" | Canada, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof |
| "certificated" or "in certificated form" | not in uncertificated form (that is, Edinburgh Shares not held in CREST) |
| "Circular" | the circular dated 3 October 2003 sent to Shareholders in connection with the Acquisition, the Disposal and the Resolution, that accompanies this document |
| "Convertible Bonds" | 5.875% convertible bonds 2007 issued by the Company |
| "Convertible Loan Notes" | the Company's US$37.5 million 7 per cent. convertible subordinated loan notes |
| "CREST" | the computerised settlement system (as defined in the Regulations) to facilitate the transfer of shares in uncertificated form operated by CRESTCo |
| "CRESTCo" | CRESTCo Limited |
| "Dealing Day" | a day in which dealings in domestic securities may take place on the authority of the London Stock Exchange |
| "Deferred Shares" | deferred shares of 10p each in the share capital of the Company |
| "Disposal" | the proposed disposal by certain members of the Edinburgh Group of the rights to manage the Retail Funds pursuant to the Sale Agreement |

| | |
|---|---|
| "Edinburgh" | Edinburgh Fund Managers Group plc |
| "Edinburgh Group" | Edinburgh, its subsidiaries and its subsidiary undertakings |
| "Edinburgh Pension Scheme" | Edinburgh Fund Managers Group plc Retirement and Death Benefits Plan |
| "Edinburgh Portfolio" | Edinburgh Portfolio Limited |
| "Edinburgh Shareholders" | holders of Edinburgh Shares |
| "Edinburgh Share Option Schemes" | the EFM Group Executive Share Option Scheme, the Edinburgh Fund Managers Group 1998 Unapproved Executive Share Option Scheme, the Edinburgh Group 1995 Executive Share Option Scheme and the Edinburgh Group 1995 Savings-Related Share Option Scheme |
| "Edinburgh Shares" | the existing unconditionally allotted or issued and fully paid ordinary shares of 5p each in Edinburgh and any further such shares which are issued or unconditionally allotted and fully paid (or credited as fully paid) after the date hereof and prior to the date on which the Offer closes, (or such earlier date, not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the First Closing Date, as Aberdeen may, subject to the Takeover Code, decide) including those which are allotted or issued or granted or subscribed for upon the exercise of any options granted under the Edinburgh Share Option Schemes |
| "Employee Share Ownership Trust" | the Aberdeen Asset Management PLC Employee Share Ownership Trust |
| "Enlarged Group" | the Aberdeen Group as enlarged by the Edinburgh Group excluding the Retail Funds following completion of the Acquisition and the Disposal |
| "Ernst & Young" | Ernst & Young LLP |
| "Existing Ordinary Shares" | the 176,915,746 Ordinary Shares in issue on the date of this document |
| "Extraordinary General Meeting" or "EGM" | the extraordinary general meeting of Aberdeen, notice for which is contained in the Circular, convened for 20 October 2003 at One Bow Churchyard, Cheapside, London EC4M 9HH and at any adjournment thereof at which the Resolution will be proposed |
| "Financial Services Act" | the Financial Services and Markets Act 2000 |
| "Financial Services Authority" or "FSA" | the Financial Services Authority in the UK |
| "First Closing Date" | the day which is 21 days following the posting of the Offer Document, being 24 October 2003 |
| "Form of Acceptance" | the form of acceptance relating to the Offer that accompanies the Offer Document |
| "Form of Proxy" | the form of proxy for use in connection with the EGM that accompanies this document |
| "FOS" | the Financial Ombudsman Service |
| "Japan" | Japan, its cities, prefectures, territories and possessions |
| "LIBOR" | lender interbank offered rate for domestic sterling for six months |

| | |
|---|---|
| "Listing Rules" | the listing rules and regulations made by the UKLA under the Financial Services and Markets Act 2000 |
| "Loan Notes" | the Company's £10,000,000 1 per cent. above LIBOR loan notes |
| "London Stock Exchange" | London Stock Exchange plc |
| "New Ordinary Shares" | the new Ordinary Shares to be allotted and issued to Edinburgh Shareholders (other than certain Overseas Shareholders) credited as fully paid pursuant to the Offer |
| "New Star" | New Star Asset Management Group Limited |
| "New Star Shares" | A ordinary shares of £5 each in the share capital of New Star |
| "New Zealand" | New Zealand, its territories and possessions |
| "OEIC" | an open-ended investment company |
| "Offer" | the recommended all share offer to be made by Ernst & Young on behalf of Aberdeen for the Edinburgh Shares subject to the terms and conditions set out in the Offer Document and the Form of Acceptance and, where the context so requires, any subsequent revision, variation, extension or renewal of such Offer |
| "Offer Document" | the offer document addressed to Edinburgh Shareholders in connection with the Offer that accompanies this document (except in the case of Overseas Shareholders) |
| "Official List" | the Official List of the UKLA |
| "Ordinary Shareholders" | the holders of Ordinary Shares |
| "Ordinary Shares" | ordinary shares of 10p each in the share capital of Aberdeen |
| "Overseas Shareholders" | Edinburgh Shareholders or Shareholders (as applicable) whose registered address is outside the UK or who are citizens or residents of countries other than the UK |
| "Panel" | The Panel on Takeovers and Mergers |
| "Performance Shares" | non-voting, deferred, convertible, redeemable shares of 50p each in the share capital of Aberdeen |
| "Profit Sharing Scheme" | the Aberdeen Asset Management Profit Sharing Scheme |
| "Progressive" | Aberdeen Progressive Growth Unit Trust |
| "Redeemable Preference Shares" | non-voting, redeemable preference shares of £1 each in the share capital of Aberdeen |
| "Regulations" | the Uncertificated Securities Regulations (SI 2001/3755) |
| "REO" | Real Estate Opportunities Limited |
| "Resolution" | the resolution to be put to the Ordinary Shareholders at the EGM |
| "Retail Funds" | certain unit trusts and OEICs, the assets of which are currently managed by certain members of the Edinburgh Group or their agents, the management rights to which are to be disposed of by the Edinburgh Group, further details of which are contained in the Sale Agreement |
| "Sale Agreement" | the conditional agreement dated 5 September 2003 between Aberdeen (1) and New Star (2) relating to the Disposal, the principal terms of which are summarised in Part V of this document |

| | |
|---|---|
| "Shareholders" | the holders of Ordinary Shares and/or Deferred Shares and/or Performance Shares and/or Redeemable Preference Shares as the context may require |
| "Shares" | Ordinary Shares and/or Deferred Shares and/or Performance Shares and/or Redeemable Preference Shares as the context may require |
| "Share Incentive Plan" | the Aberdeen Asset Management PLC Share Incentive Plan |
| "Splits" or "Splits Sector" | the UK split closed-ended investment fund sector |
| "Takeover Code" | The City Code on Takeovers and Mergers |
| "TTE Instruction" | a transfer to escrow instruction (as defined by the CREST Manual issued by CRESTCo) |
| "UK" or "United Kingdom" | the United Kingdom of Great Britain and Northern Ireland |
| "UKLA" or "UK Listing Authority" | the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 |
| "uncertficated" or "in uncertficated form" | recorded on the register of members of Edinburgh as being held in uncertificated form (that is Edinburgh Shares held in CREST) |
| "United States" | the United States of America, its possessions or territories, any state of the United States of America and the District of Columbia or any area subject to its jurisdictions or any political subdivision thereof |
| "US Person" | US Persons as defined by Regulation S of the Securities Act 1933 of the United States |

In addition, "subsidiary", "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings respectively ascribed to them by the Companies Act, disregarding for this purpose paragraph 20(1)(b) of Schedule 4A to the Companies Act.

## PART I

## Details of the Offer

### 1. Introduction

On Friday 5 September 2003, the boards of Aberdeen and Edinburgh announced that they had agreed terms for a recommended all share Offer to be made by Ernst & Young, on behalf of Aberdeen, for the whole of the issued and to be issued ordinary share capital of Edinburgh.

Full details of the Offer, including all its terms and conditions, are set out in the Offer Document.

### 2. Reasons for and benefits of the Offer

The principal commercial rationale for the Offer is the combination of the institutional funds managed by the Aberdeen Group and the Edinburgh Group. Consequently, Aberdeen has agreed to procure the sale of the rights to manage the Retail Funds currently managed by the Edinburgh Group (comprising unit trusts and OEICs with approximately £965 million of assets under management) to New Star for £33 million, of which £27 million is to be paid in cash and £6 million is to be satisfied in new New Star Shares upon completion of such sale. A summary of the Sale Agreement is contained in Part V of this document.

The Directors of Aberdeen believe that there is an excellent strategic fit between Aberdeen and Edinburgh and that the Acquisition will:

- create a stronger independent Scottish fund management business;
- strengthen the institutional equity and fixed income asset management business and investment management team of the Aberdeen Group;
- enhance the Aberdeen Group's position as a major manager of UK closed-end funds;
- provide additional resources to the Enlarged Group to enable it to improve its core disciplines of active management of international equities and fixed income securities;
- provide the Enlarged Group with access to Edinburgh's back office facility in Dundee;
- crystallise the value of the Retail Funds managed by the Edinburgh Group through the Disposal;
- allow Aberdeen to reduce gearing with part of the proceeds of the Disposal, strengthening the balance sheet of the Enlarged Group and increasing financial flexibility; and
- provide Aberdeen with a stronger platform for future expansion in a consolidating market.

The Directors of Aberdeen believe that the terms of the Offer will increase shareholder value for Ordinary Shareholders whilst enabling Edinburgh Shareholders to retain an interest in the asset management sector and to participate in any future recovery of that sector and the future value created by the Enlarged Group.

### 3. The Offer

Under the Offer, Edinburgh Shareholders will be entitled to 2.05 New Ordinary Shares for each Edinburgh Share held.

Fractions of New Ordinary Shares will not be allotted to Edinburgh Shareholders and their entitlement will be rounded down to the nearest whole number of New Ordinary Shares.

If the Offer becomes or is declared unconditional in all respects, full acceptance of the Offer would result in the issue of up to 58,879,491 New Ordinary Shares, representing approximately 25.0 per cent. of the issued share capital of Aberdeen as enlarged by the Acquisition. For these purposes it has been assumed that the only options outstanding under the Edinburgh Share Option Schemes which will be exercised are those for which the exercise price is lower than the value of an Edinburgh Share under the terms of the Offer as at 2 October 2003 (being the last dealing day prior to the issue of this document).

## 4. Management and employees

It is intended that Anne Richards and Rod MacRae, the executive directors of Edinburgh, will be offered senior management roles in the Enlarged Group. The non-executive directors of Edinburgh have indicated their intention to resign upon the Offer becoming or being declared unconditional in all respects.

Aberdeen has given assurances to the directors of Edinburgh that, on the Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all the management and employees of the Edinburgh Group will be fully safeguarded.

## 5. Current trading and prospects

Although equity markets have shown tentative signs of improvement in the first half of 2003, overall conditions remain fragile, with full scale recovery likely to be a slow process after the longest downturn in equity markets since the 1930s. The Aberdeen Group, in common with others in the asset management sector, has had to adjust to this environment. Aberdeen's strategy through the 1990s and into 2001 of utilising revenues from, and the inherent value in, its core business of managing equity and fixed interest securities to diversify assets under management (particularly into property) has served the Aberdeen Group well during the prolonged bear market. Market conditions have, however, prompted a change in strategy, bringing an increased focus on core business activities and, in certain cases, realisation of diversified investments to strengthen that core.

The first half of the current financial year was challenging and this has continued with little evidence of material improvement in retail investor confidence. The Directors envisage that substantial improvement in this area is unlikely for some considerable time. Against this background, the Board has focused and continues to focus on three key initiatives:

- refinement of core products: an initiative to strengthen the Group's investment process has been accelerated and now encompasses all equity and fixed interest desks;
- market re-positioning: the Group has changed the shape of its open-ended funds business significantly in the last 12 months from high volume retail investors to high value professional and institutional investors; and
- cost control: the cost reduction programme initiated during 2002 remains on track.

The Board believes initial results are encouraging: the strengthening of investment process is yielding improvements in investment performance in a number of areas and the distinctive characteristics of Aberdeen's investment process are attracting attention from a wide variety of professional advisers and institutional investors. Net sales of open-ended funds moved back into positive territory in March 2003 and (excluding anticipated and planned withdrawals) have continued to increase ever since.

The sale of management rights to, primarily retail, funds to New Star in February 2003 has facilitated Aberdeen's re-positioning as a provider of clearly differentiated product offerings in established asset classes and an extensive range of products in more specialist areas. The range of closed-end funds managed by the Group continues to perform steadily, particularly those traded on North American exchanges. The addition of the Edinburgh Group's portfolio of closed-end funds to that currently managed by the Aberdeen Group should serve to consolidate and re-inforce the Group's leading position in this sector. In particular, the Board believes that it will bring further balance to the overall portfolio of closed-end funds and serve to illustrate the Group's wide ranging expertise. The Directors are confident that, going forward, the Acquisition should enhance the Enlarged Group's ability to retain existing clients and attract new ones, in the current year.

The Group's ongoing cost reduction programme encompasses a reduction in the number of open-ended funds from 68 to 47 (eliminating those funds that lack critical mass and/or those that are no longer consistent with the strengthened investment approach). The cost reduction programme is on track to deliver the savings previously predicted but the opportunity for further cost reductions will continue to be monitored.

Although certain changes have been forced upon the Group, the Board has taken this opportunity to enforce initiatives designed to bring a clearer focus and direction to the Group's core business. This coincides with a period when the types of fundamental investment disciplines the Group has incorporated into its investment process are in demand. In addition, fundamental changes in the market for distribution of funds and financial services generally in the UK make the Group's tactical withdrawal from the UK retail funds market seem ever more timely. It is interesting to note that business from sources outside the UK has grown significantly in recent months, and that the number of tenders for institutional business in which the Group is participating has also grown substantially. A number of recent successes in this area is an encouraging early sign. The inclusion of the Edinburgh Group's portfolio of closed-end fund management contracts, and institutional mandates, adds critical mass and diversity to the Group's product offerings in these specialist areas. The introduction of new client and distributor contacts, backed up by existing client relationships, also affords attractive new opportunities for business development.

Notwithstanding the key initiatives referred to above, market volatility, if sustained, may have a material impact on the future revenues, and hence profitability, of Aberdeen.

For the nine months ended 30 June 2003, the unaudited consolidated turnover for the Aberdeen Group had fallen by 31.4 per cent. when compared with the nine months ended 30 June 2002 due, principally, to the sale of the retail fund management rights referred to above and a reduction in management fee income as assets under management had fallen between these two dates.

Assets under management of the Aberdeen Group decreased by £2.9 billion to £20.8 billion at 31 August 2003, a decrease of 12 per cent. on its assets under management at the end of its latest financial year. This decrease includes £1.7 billion of assets under management disposed of through the separate sale of retail fund management rights referred to above and the termination of the Group's appointment as the investment manager of REO in April 2003 (resulting in a loss of £555.6 million in assets under management). The assets under management of the Aberdeen Group and the assets under management of the Enlarged Group (assuming completion of the Acquisition), by asset class, on the basis that the Disposal had taken place at 31 August 2003, are set out below:

| Asset Class | Actual Aberdeen Group 31 August 2003 | Enlarged Group 31 August 2003 |
|---|---|---|
| | (£ million) | |
| Equities | 9,497.6 | 11,576.6 |
| Fixed interest & cash | 5,547.0 | 5,835.0 |
| Property | 5,791.7 | 5,791.7 |
| **Total** | 20,836.3 | 23,203.3 |

The Aberdeen Group has a number of facilities available to it, upon which it relies, to meet future working capital needs, including a £25 million uncommitted overdraft facility, which, by its nature, is repayable on demand. The Board is not aware of any reason why this overdraft facility would be withdrawn. Your Board has already taken a number of active steps to reduce the Aberdeen Group's indebtedness and strengthen its financial position (in particular, the sale of the retail fund management rights referred to above). The Company intends to apply the net cash proceeds of the Disposal (approximately £21 million) (after expenses and any exceptional costs) to reduce debt and to fund additional pension contributions of £9 million in aggregate into the Edinburgh Pension Scheme, comprising an initial £4 million contribution to the scheme and by paying a further £5 million of additional contributions to the scheme during a period of three years, commencing one month after the Offer becomes or is declared unconditional in all respects. The £5 million of additional contributions will be guaranteed by the Bank or otherwise secured. In the event of a revaluation of the Edinburgh Pension Scheme the £5 million of additional contributions may be adjusted accordingly.

The Aberdeen Group intends to remain a significant player in the UK and international financial services markets and is currently seeking to strengthen its balance sheet, reduce indebtedness and create capital reserves. Aberdeen has not pursued an aggressive dividend policy and does not envisage that over the next two years its dividends will exceed what would be commensurate with that paid in the financial year ended 30 September 2002.

Companies within the Aberdeen Group are fully aware of their legal and regulatory obligations and acknowledge the necessity of maintaining adequate resources to meet their obligations.

In addition, Aberdeen has reached agreement to sell its wholly owned subsidiary, AVI, to the management of AVI. Completion of this sale, which is subject to regulatory clearance, is expected to take place as soon as practicable following such clearance. The consideration for the sale will be for the retained earnings of AVI as at 30 September 2003 plus an earn-out representing 30 per cent of the total gross revenues of AVI for the three years ending 30 September 2004 to 2006. The consideration is capped at £12.5 million.

AVI currently manages a number of funds for institutional clients and follows an absolute value investment style. Its net assets and pre tax profits (in each case prior to management bonuses) for the last completed financial year to 30 September 2002 were £1.8 million and £2.9 million respectively. Consideration proceeds are intended to be utilised within the Aberdeen Group to reduce borrowings. The transaction will permit Aberdeen to continue its stated strategy of concentrating on mainstream activities within its core investment field and divesting non-core activities.

As referred to in paragraph 16 of Part VII of this document, a FOS adjudicator has written to Aberdeen with respect to the sustainability of a number of 'lead case' complaints in respect of the Aberdeen Progressive Growth Unit Trust. The FOS has asked Aberdeen to give its observations in relation to specific areas of concern expressed by the FOS regarding the Aberdeen Progressive Growth Unit Trust, which if sustained would be adverse to Aberdeen's interests, prior to the FOS making a provisional assessment. The Group has replied to the FOS adjudicator's letter and a response from the FOS is awaited. Were the FOS ultimately to make a final decision against the Aberdeen Group, any compensation would need to take into account the circumstances of individual cases. In this regard, given the advice of Aberdeen's solicitors and given the lack of information as to both the number and quantum of claims, the Board considers it impossible to make any reasonable estimate of any potential liability of the Group.

As also referred to in paragraph 16 of Part VII of this document, there is an ongoing investigation of the Splits Sector by the Financial Services Authority and certain representatives of Aberdeen have been interviewed. Aberdeen is also one of the companies specifically being investigated by the Financial Services Authority in relation to Splits and has been requested to provide further information. There has been no material change to the position disclosed in Aberdeen's interim results to 31 March 2003.

On 3 April 2003, the board of REO announced it had terminated its management contract with the Group with immediate effect and indicated that it held the Aberdeen Group liable for damages in respect of losses incurred on its income portfolio. No proceedings have been issued by REO. The Group has rejected the claim and, if proceedings are brought, they will be vigorously defended. Furthermore, the Group does not accept the validity of REO's termination without notice. The Group is currently continuing to take legal advice and following this will determine the most appropriate course of action to take in relation to the recovery of its accrued fees and the fees relating to the 12 months of notice period provided for in the management contract.

Having taken legal advice and having reviewed the present progress of regulatory proceedings, the Board does not consider that any balance sheet provision is appropriate in respect of the investigations and potential actions referred to above.

As an entirely separate matter, it is appropriate to note that the Treasury Select Committee published a Report on Split Capital Investment Trusts dated 13 February 2003. The role of the Treasury Select Committee is to examine the expenditure, administration and policy of the Treasury and it has no supervisory authority over the financial services industry and no powers to impose punitive sanctions. The Treasury Select Committee's Report contains a number of criticisms of Splits managers, including certain members of the Aberdeen Group. Aberdeen has replied to the Treasury Select Committee seeking to place that committee's views in a proper context, and rejecting criticisms made about the Group as unfounded.

The Board does not consider that it is appropriate to make any balance sheet provision in relation to Splits.

Despite the on-going regulatory issues the Board believes that the Acquisition is a step forward and that the prospects for the Enlarged Group are enhanced.

### 6. New Ordinary Shares

The New Ordinary Shares to be allotted and issued in connection with the Offer will be allotted and issued credited as fully paid and will rank *pari passu* in all respects with the Existing Ordinary Shares, together with the right to retain and receive in full all dividends and other distributions declared, made or paid after the date of the announcement of the Offer, being 5 September 2005, save for any final dividend to be declared in respect of the year ending 30 September 2003.

### 7. Listing and dealings

Application has been made for the New Ordinary Shares to be admitted to listing on the Official List and for those shares to be admitted to trading on the London Stock Exchange's market for listed securities and to the Singapore Exchange Securities Trading Limited for the New Ordinary Shares to be listed on the Singapore Exchange Securities Trading Limited's market for listed securities. It is expected that Admission will become effective and that dealings in the New Ordinary Shares on the London Stock Exchange's market for listed securities will commence at 8.00 a.m. on 27 October 2003.

**8. Overseas Shareholders**

Shareholders who have registered addresses outside the United Kingdom, or who are citizens or residents of countries other than the United Kingdom, including US persons, are being sent this document and the accompanying Circular and Form of Proxy in connection with their ability to attend, and vote at, general meetings of the Company but for no other purpose. Such Shareholders are not being sent a copy of the Offer Document.

**9. Period of acceptance**

The First Closing Date of the Offer is 24 October 2003. The Offer is not capable of being kept open for acceptance after midnight on 2 December 2003, unless it has become or been declared unconditional as to acceptances by midnight on that day, provided that Aberdeen reserves the right, with the permission of the Panel and the agreement of New Star, to extend the Offer to a later date. It should also be noted that as part of the Disposal, Aberdeen has undertaken, *inter alia*, that it will not without the prior agreement of New Star, extend any period for satisfaction of any condition of the Offer, including extending the period for receipt of valid acceptances beyond the First Closing Date.

If the Offer becomes or is declared unconditional as to acceptances, it will remain open for not less than 14 days from the date on which it would otherwise have expired. The receiving agents in respect of the Offer are Lloyd's TSB Registrars.

**10. Settlement**

Subject to the Offer becoming or being declared unconditional in all respects, except in the case of certain Overseas Shareholders, settlement of the New Ordinary Shares to which any Edinburgh Shareholder is entitled under the Offer, will be effected (i) in the case of acceptances of the Offer received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date, or (ii) in the case of acceptances of the Offer received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects but while the Offer remains open for acceptance, within 14 days of such receipt in each case, in the following manner.

Where an acceptance relates to Edinburgh Shares held in CREST (that is in uncertificated form) the New Ordinary Shares to which the accepting Edinburgh Shareholder is entitled will, except in limited circumstances, be issued through CREST by Aberdeen procuring that CRESTCo is instructed to credit the appropriate stock accounts in CREST of Edinburgh Shareholders concerned with their entitlement to New Ordinary Shares. Where an acceptance relates to Edinburgh Shares in certificated form, the New Ordinary Shares to which the accepting Edinburgh Shareholder is entitled will be issued in certificated form and dispatched (but not in or into the United States, Canada, Australia, New Zealand or Japan) by first class post (or by such other method as the Panel may approve). In relation to New Ordinary Shares issued in certificated form, temporary documents of title will not be issued. Pending the dispatch by post of definitive certificates for such New Ordinary Shares in accordance with the terms of the Offer, transfers will be certified against the register.

**11. Further Information**

Your attention is drawn to the further financial and other information on Aberdeen and Edinburgh and on the Enlarged Group set out in Parts II to IV of this document.

## PART II

### Financial and other information relating to Aberdeen

**1. Activities of the Aberdeen Group**

The Aberdeen Group is an independent asset management group managing a diverse range of investment vehicles catering to some 400,000 investors worldwide, including: some 47 open-ended funds domiciled in the UK, Luxembourg and Dublin and marketed selectively in a number of countries worldwide, 13 open-ended funds domiciled in Singapore and marketed locally, 29 closed-end funds listed in the UK (of which 17 are conventional investment trusts), 3 closed-end funds listed in the US, segregated accounts marketed on behalf of a variety of institutions worldwide, several substantial funds managed on behalf of life companies, a private client business, a substantial private equity business and an institutional property asset management business. As at 31 August 2003, total assets under management amounted to approximately £20.8 billion.

**2. Financial information on Aberdeen**

**1 Introduction**

The financial information contained in this section 2 of Part II has been extracted without material adjustment from the audited reports and accounts of Aberdeen for the three years ended 30 September 2002. The financial information contained in this Part II does not constitute statutory accounts within the meaning of section 240 of the Companies Act.

Statutory accounts of Aberdeen for the three financial years ended 30 September 2002 in respect of which KPMG Audit Plc issued unqualified reports under section 235 of the Companies Act (and such reports did not refer to any matters of fundamental uncertainty), have been delivered to the Registrar of Companies in Scotland and such reports did not contain any statements under sections 237(2) or (3) of the Companies Act. However, the report on the financial statements of the Company for the year ended 30 September 2002 included the following paragraph on contingent liabilities:

> "In forming our opinion, we have considered the adequacy of the disclosures made in note 29 to the financial statements concerning the contingent liabilities of the Group in respect of both the split-capital closed end fund sector generally and the Aberdeen Progressive Growth Unit Trust, and their potential impact on the Group's funding position. In view of the significance of this uncertainty, we consider that it should be drawn to your attention but our opinion is not qualified in this respect."

## 2 Consolidated profit and loss accounts

| | Notes | 2000 | 2001 (original and restated) | 2002 |
|---|---|---|---|---|
| | | Years ended 30 September (£ thousand) | | |
| Turnover—fixed margin property management | | — | — | 11,899 |
| Turnover—other | | 115,721 | 182,094 | 180,179 |
| **Total turnover** | 6.2 | **115,721** | **182,094** | **192,078** |
| Operating expenses | | | | |
| Fixed margin property management | | — | — | (11,030) |
| Other | | (80,245) | (123,192) | (123,771) |
| Exceptional costs | 6.3 | — | (10,963) | (5,621) |
| Amortisation of goodwill | | (1,251) | (12,610) | (19,640) |
| Total administrative expenses | | (81,496) | (146,765) | (160,062) |
| Other operating income—exceptional | 6.3 | — | — | 4,446 |
| Exceptional amounts written of investments | 6.3 | — | — | (2,651) |
| Operating profit before goodwill amortisation and exceptional items | | 35,476 | 58,902 | 57,277 |
| Amortisation of goodwill and exceptional items | | (1,251) | (23,573) | (23,466) |
| **Operating profit** | 6.4 | 34,225 | 35,329 | 33,811 |
| Net interest payable | 6.7 | (264) | (10,740) | (15,533) |
| **Profit on ordinary activities before taxation** | | 33,961 | 24,589 | 18,278 |
| Tax on profit on ordinary activities | 6.8 | (9,835) | (9,599) | (11,184) |
| **Profit for the financial year** | | 24,126 | 14,990 | 7,094 |
| Minority interests—equity | | — | (29) | (216) |
| **Profit attributable to shareholders** | | **24,126** | **14,961** | **6,878** |
| **Dividends** | | | | |
| Ordinary dividends on equity shares | 6.9 | (14,679) | (17,582) | (10,500) |
| Preference dividends on non equity shares | 6.9 | — | (1,265) | (1,132) |
| | | (14,679) | (18,847) | (11,632) |
| **Retailed profit (loss) for financial year** | | **9,447** | **(3,886)** | **(4,754)** |
| **Earnings per share—basic** | | | | |
| Before goodwill amortisation and exceptional items | 6.10 | 16.48p | 21.12p | 16.51p |
| After goodwill amortisation and exceptional items | 6.10 | 15.67p | 8.51p | 3.29p |
| **Earnings per share—diluted** | | | | |
| Before goodwill amortisation and exceptional items | 6.10 | 15.44p | 19.49p | 16.47p |
| After goodwill amortisation and exceptional items | 6.10 | 14.71p | 8.26p | 3.28p |
| **Dividend per ordinary share** | | **9.5p** | **10.5p** | **6.0p** |
| **Assets under management at year end** | | **£21.9bn** | **£34.7bn** | **£23.7bn** |

## 3 Consolidated balance sheet

| | Notes | 2000 | 2001 (original) | 2001 (restated) | 2002 |
|---|---|---|---|---|---|
| | | As at 30 September (£ thousand) | | | |
| **ASSETS** | | | | | |
| **Fixed assets** | | | | | |
| Intangible assets | *6.11* | 57,517 | 57,517 | 57,517 | 76,820 |
| Goodwill | *6.12* | 23,460 | 350,562 | 350,562 | 331,792 |
| Tangible assets | *6.13* | 11,307 | 17,924 | 17,924 | 17,452 |
| Investments | *6.14* | 25,218 | 30,385 | 30,385 | 36,280 |
| | | 117,502 | 456,388 | 456,388 | 462,344 |
| **Current assets** | | | | | |
| Stocks | *6.16* | 465 | 370 | 370 | 720 |
| Debtors | *6.17* | 42,294 | 82,506 | 82,506 | 55,807 |
| Investments | *6.18* | 3,054 | 838 | 838 | 2,932 |
| Cash at bank and in hand | *6.19* | 45,815 | 47,163 | 47,163 | 32,490 |
| | | 91,628 | 130,877 | 130,877 | 91,949 |
| **Assets attributable to equity shareholders** | | 209,130 | 587,265 | 587,265 | 554,293 |
| Assets of long-term life assurance business | *6.20* | 65,018 | 56,521 | 56,521 | 255,824 |
| | | 274,148 | 643,786 | 643,786 | 810,117 |
| **LIABILITIES** | | | | | |
| **Capital and reserves** | | | | | |
| Called up share capital | *6.21* | 15,884 | 48,762 | 48,762 | 38,411 |
| Capital redemption reserve | *6.22* | — | — | — | 10,395 |
| Share premium account | *6.22* | 17,982 | 18,416 | 18,416 | 19,203 |
| Merger reserve | *6.22* | 44,630 | 133,994 | 133,994 | 133,994 |
| Revaluation reserve | *6.22* | 7,737 | 7,937 | 9,837 | 12,358 |
| Profit and loss account | *6.22* | 13,195 | 8,811 | 8,811 | (7,173) |
| **Shareholders' funds** | | | | | |
| Equity | | 99,428 | 186,892 | 188,792 | 186,503 |
| Non equity | | — | 31,028 | 31,028 | 20,685 |
| | | 99,428 | 217,920 | 219,820 | 207,188 |
| **Minority interest—equity** | | — | 210 | 210 | 456 |
| **Creditors: due within one year** | *6.23* | 81,432 | 157,041 | 157,041 | 134,888 |
| **Creditors: due after more than one year, including convertible debt** | | | | | |
| Creditors | *6.24* | 1,446 | 176,750 | 176,750 | 108,061 |
| Convertible debt | *6.24* | 25,370 | 25,500 | 25,500 | 96,788 |
| | | 26,816 | 202,250 | 202,250 | 204,849 |
| **Provisions for liabilities and charges** | *6.26* | 1,454 | 9,844 | 7,944 | 6,912 |
| | | 209,130 | 587,265 | 587,265 | 554,293 |
| Liabilities of long-term life assurance business | *6.20* | 65,018 | 56,521 | 56,521 | 255,824 |
| **Total liabilities and shareholders' funds** | | 274,148 | 643,786 | 643,786 | 810,117 |

## 4 Consolidated cash flow statements

| | Notes | Years ended 30 September 2000 | 2001 (original and restated) (£ thousand) | 2002 |
|---|---|---|---|---|
| **Net cash inflows from operating activities** | | | | |
| Core cash flow from operating activities | | 57,359 | 37,178 | 47,227 |
| Effects of short-term timing differences on unit trust settlements | | (10,131) | 4,491 | (8,208) |
| | *6.31* | 47,228 | 41,669 | 39,019 |
| **Dividends received from associated undertakings** | | — | 235 | — |
| **Returns on investments and servicing of finance** | | (148) | (8,809) | (18,037) |
| **Taxation paid** | | (4,735) | (8,625) | (7,154) |
| **Capital expenditure and financial investment** | | (15,373) | (2,978) | (12,522) |
| **Acquisition and disposals** | | (8,568) | (199,522) | (22,897) |
| **Equity dividends paid** | | (11,241) | (15,346) | (18,245) |
| **Cash inflow (outflow) before financing** | | 7,163 | (193,376) | (39,836) |
| **Financing** | | | | |
| Issue of share capital | | 503 | 496 | 42 |
| Redemption of share capital | | — | — | (10,343) |
| Redemption of performance share capital | | — | — | (152) |
| Proceeds from convertible bonds | | — | — | 96,294 |
| New long term loans | | — | 202,600 | — |
| Instalments repaid on long term loans | | — | (8,004) | (71,861) |
| **Increase (decrease) in cash in year** | | 7,666 | 1,716 | (25,856) |

**Reconciliation of net cash flow to movement in net debt**

| | Years ended 30 September 2000 | 2001 (original and restated) (£ thousand) | 2002 |
|---|---|---|---|
| **Increase (decrease) in cash in year** | 7,666 | 1,716 | (25,856) |
| Issue of convertible bonds | — | — | (96,294) |
| Instalments repaid on long term loans | — | 8,004 | 71,861 |
| Increase in long term loans | — | (202,600) | — |
| **Change in net debt resulting from cash flows** | 7,666 | (192,880) | (50,289) |
| Amortisation of issue costs of convertible bonds | — | — | (494) |
| Loan note issued in consideration on acquisition | — | (10,000) | — |
| Translation difference | 845 | (498) | (735) |
| **Movement in net debt in the year** | 8,511 | (203,378) | (51,518) |
| **Net funds (debt) at 2 October** | 11,934 | 20,445 | (182,933) |
| **Net funds (debt) at 30 September** | 20,445 | (182,933) | (234,451) |

## 5 Statement of total recognised gains and losses

| | Notes | Years ended 30 September 2000 | 2001 (original and restated) (£ thousand) | 2002 |
|---|---|---|---|---|
| Profit for the financial year | | 24,126 | 14,961 | 6,878 |
| Revaluation of fixed asset investments | | 7,737 | 2,100 | 2,521 |
| Re translation of foreign currency net investments | | 845 | (498) | (735) |
| **Total recognised gains (losses) for the financial year** | | 32,708 | 16,563 | (8,664) |
| Prior year adjustment | | — | — | 1,900 |
| **Total gains recognised since last annual report** | | 32,708 | 16,563 | 10,564 |

## 6 Notes to the financial statements

### 6.1 *Accounting policies*

**(a) Basis of preparation**

The financial statements have been prepared under the historical cost convention, modified to include the revaluation of certain investments, and in accordance with applicable Accounting Standards. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements. The Group has adopted FRS 19 *Deferred Tax* in these financial statements throughout the period.

**(b) Consolidation**

The consolidated financial statements incorporate the accounts of the Company and all its subsidiary undertakings made up to 30 September.

The consolidated profit and loss account includes the results of subsidiary undertakings acquired during each year from their effective date of acquisition, the results of subsidiary undertakings disposed of during each year up to their effective date of disposal, and the Group's share of the results of associated undertakings. In accordance with FRS 8, no disclosure is made of transactions or balances between Group entities that have been eliminated on consolidation.

Associated undertakings are included in the Consolidated Balance Sheet at cost plus attributable share of revaluations and retained profits.

**(c) Goodwill**

Purchased goodwill and goodwill arising on consolidation in respect of acquisitions before 1 October 1998, when FRS 10 *Goodwill and intangible assets* was adopted, was written off to reserves in the year of acquisition.

Goodwill (representing the excess of the fair value of the consideration and associated costs given over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 October 1998 is capitalised and amortised over its estimated useful life. The estimated useful life is normally considered to be twenty years, unless there are factors which indicate that a different period is appropriate. The estimated value of unit trust management contracts is included in the calculation of the fair value of the net assets acquired as these contracts have no maturity date. Other management contracts are excluded from the calculation of the net assets acquired and are treated as purchased goodwill.

**(d) Fixed intangible assets**

Unit trust management contracts purchased by the Group are stated at cost and disclosed as intangible assets. These assets are not amortised, but are subject to an annual impairment review.

The present value in use (representing the excess of the fair value of the consideration and associated costs over the fair value of the separate net assets acquired) of the closed fund life business purchased by the Group is treated as an intangible asset and is amortised over a ten year period. The Directors consider that a ten year period is appropriate in respect of the Isle of Man life assurance business as this is in line with the expected pattern of cash emerging from the life fund.

**(e) Investments**

Listed fixed asset investments are held at the lower of cost and net realisable value. Unlisted fixed asset investments, other than associated undertakings, are valued at cost less provision for impairment where appropriate, with the exception of Lombard International Assurance SA ("Lombard") which has been valued on the basis of the relevant share of Lombard's most recently available embedded value. Investments held as current assets are stated at the lower of cost and net realisable value.

**(f) Stocks**

Stocks of units in managed funds are stated at the lower of cost and market value, calculated at the bid price on the balance sheet date.

### (g) Turnover

Turnover represents the amount receivable in respect of the Group's activities in providing investment management and property asset management services.

### (h) Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised without discounting in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

### (i) Leases

Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. All other leases are operating leases and the rental charges are taken to the profit and loss account on a straight line basis over the life of the lease.

### (j) Depreciation

Depreciation is provided by the Group to write off the cost, less any anticipated residual value, of fixed tangible assets by equal instalments over their estimated useful economic lives as follows:

| | | |
|---|---|---|
| Heritable property | : | 50 years |
| Leasehold property | : | over the period of the lease |
| Leasehold property improvements | : | lesser of 5 years or the period of the lease |
| Computers, fixtures and fittings | : | 3-10 years |
| Motor vehicles | : | 4 years |

### (k) Foreign exchange

Transactions of UK companies which are denominated in foreign currencies are converted at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date and the gains or losses on translation are dealt with in the profit and loss account.

The assets and liabilities of overseas subsidiary undertakings are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Gains and losses arising on these translations are taken to reserves net of exchange differences arising on related foreign currency borrowings.

### (l) Pension costs

The principal pension scheme operated by the Group is a self-administered money purchase scheme. In addition, overseas subsidiaries make contributions to various trade and state money purchase schemes. Benefits from these schemes are based on contributions made. Payments made to the schemes represent current service contributions and are charged to the profit and loss account.

The Group also operates two defined benefit pension schemes which relate to acquisitions. Both of these schemes are closed to new members and to future service accruals. Contributions to these schemes, which are paid according to the advice of an actuary, are charged to the profit and loss account so as to spread the cost over the expected working lives of active members.

### (m) Employee Share Ownership Plan ("ESOP") and Share Incentive Plan ("SIP")

The company's shares held by the ESOP and SIP are included in the financial statements as a fixed asset investment until such time as the interest in the shares is transferred unconditionally to the employees. The cost of awards to employees that take the form of such shares is recognised in the period to which the employees performance relates.

**(n) Debt and debt issue costs**

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the amortisation of issue costs in respect of the accounting period and reduced by payments made in the period. Issue costs of debt are amortised in the profit and loss account over the term of such debt.

**(o) Long term life assurance business**

The Group includes the results of its long term life assurance business by consolidating shareholders' entitlements as reflected in shareholders funds and the non-technical profit and loss account of the insurance companies accounts, prepared on a modified statutory solvency basis. The technical account, which deals with long term insurance business premiums, claims, investment returns and other related insurance costs is not consolidated. Policyholder assets are disclosed as a single item on the Group balance sheet, matched by a liability line item for liabilities of long term life assurance business, which includes any surplus not recognised in the group accounts. Summaries of the long term insurance business technical account and balance sheet details are disclosed in note 6.20.

**(p) Exceptional items**

Items of income and expense that the Directors consider exceptional by virtue of their size or incidence are disclosed separately in order to facilitate an understanding of the results.

**6.2** ***Segmental information***

The Group is involved in the provision of investment management and property asset management services. These services are provided to clients in the following geographic areas:

| | United Kingdom | Rest of Europe | Rest of World | Total |
|---|---|---|---|---|
| | | (£ thousand) | | |
| **Year to September 2000** | | | | |
| Turnover | 99,295 | 10,433 | 5,993 | 115,721 |
| Operating profit | 26,788 | 5,395 | 2,042 | 34,225 |
| Net assets outwith the UK | | 6,121 | 2,238 | 8,359 |
| **Year to September 2001** | | | | |
| Turnover | 145,880 | 18,252 | 17,962 | 182,094 |
| Operating profit | 24,921 | 4,515 | 5,893 | 35,329 |
| Net assets outwith the UK | | 6,989 | 6,442 | 13,431 |
| **Year to September 2002** | | | | |
| Turnover | 132,710 | 39,443 | 19,925 | 192,078 |
| Operating profit | 18,417 | 5,991 | 9,403 | 33,811 |
| Net assets outwith the UK | | 9,627 | 5,859 | 15,486 |

Turnover and profit on ordinary activities before interest by origin are not materially different to the information given above.

The results of the Group can be further analysed between investment management and property asset management as shown below.

| | Total and Investment Management 2000 | Investment Management 2001 (restated) | Property 2001 (restated) | Total 2001 (restated) | Investment Management 2002 | Property 2002 | Total 2002 |
|---|---|---|---|---|---|---|---|
| | | | (£ thousand) | | | | |
| Turnover—fixed margin property management | — | — | — | — | — | 11,899 | 11,899 |
| Turnover—other | 115,721 | 163,055 | 19,039 | 182,094 | 141,477 | 38,702 | 180,179 |
| Total turnover | 115,721 | 163,055 | 19,039 | 182,094 | 141,477 | 50,601 | 192,078 |
| Operating expenses—fixed margin property management | — | — | — | — | — | (11,030) | (11,030) |
| Operating expenses—other | (80,245) | (107,528) | (15,664) | (123,192) | (94,325) | (29,446) | (123,771) |
| Total operating expenses excluding goodwill amortisation & exceptional operating items | (80,245) | (107,528) | (15,664) | (123,192) | (94,325) | (40,476) | (134,801) |
| Operating profit before goodwill amortisation & exceptional operating items | 35,476 | 55,527 | 3,375 | 58,902 | 47,152 | 10,125 | 57,277 |
| Operating profit | 34,225 | 34,785 | 544 | 35,329 | 26,502 | 7,309 | 33,811 |
| Net assets | 99,428 | 213,844 | 5,976 | 219,820 | 197,578 | 9,610 | 207,188 |

**6.3** *Exceptional items*

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| **Exceptional costs** | | | |
| Recognised within operating profit: | | | |
| Redundancy, relocation and duplicate staff costs | — | 4,439 | 5,155 |
| Costs of integration of investment administration and fund mergers | — | 4,214 | — |
| Accelerated depreciation and write off of tangible fixed assets | — | 1,662 | — |
| Costs of termination of surplus property | — | 519 | — |
| Other costs | — | 129 | 466 |
| | — | 10,963 | 5,621 |
| Amounts written off investments | — | — | 2,651 |
| | — | 10,963 | 8,272 |

Exceptional costs for 2001 arose wholly from acquisitions in that year. Exceptional costs in 2002 arose principally from the implementation of a cost reduction programme following the termination of the Scottish Provident contract.

The amounts written off investments represent provisions made against the value of both fixed asset and current asset investments.

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| **Other operational income—exceptional** | | | |
| Compensation received on the termination of the Scottish Provident investment management contract | — | — | 4,446 |

### 6.4 *Operating profit*

| | | 2000 | 2001 | 2002 |
|---|---|---|---|---|
| | | | (£ thousand) | |
| Operating profit is stated after charging/(crediting): | | | | |
| Auditors' remuneration | —for audit services | 191 | 319 | 375 |
| | —for review of interim statement | — | 16 | 20 |
| | —fees for other regulatory reporting requiring audit certificate | 16 | 58 | 54 |
| | —fees for non-audit services including taxation and actual review | — | 44 | 101 |
| Operating lease payments | | 2,517 | 2,904 | 5,272 |
| Share of results of associated undertakings | | — | (119) | (67) |
| Depreciation | —owned assets | 1,973 | 3,981 | 5,258 |
| | —leased assets | 217 | 467 | 681 |
| Amortisation of goodwill | —investment management | 1,251 | 11,056 | 17,441 |
| | —property asset management | — | 1,554 | 2,199 |
| Amortisation of intangible assets—life assurance | | — | — | 1,565 |
| Directors emoluments (see note 6.6) | | 4,824 | 5,673 | 2,895 |
| (Profit)/loss on disposal of tangible fixed assets | | — | (385) | 32 |

The company auditors received fees of £nil, £175,000 and £25,000 in 2000, 2001 and 2002 respectively for advising and reporting services provided in relation to certain acquisitions. These costs are included within the acquisition costs of the investments to which they relate. In addition, fees of £nil, £nil and £90,000 in 2000, 2001 and 2002 respectively were paid to the Company's auditors for work carried out in relation to the issue of convertible bonds. These costs are included within bond issue costs.

### 6.5 *Employees*

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| Aggregate employee costs, including Directors' salaries and bonuses | 18,360 | 36,116 | 53,214 |
| Contributions to discretionary employee benefits trust | 12,569 | 15,018 | — |
| Other benefits | 409 | 865 | 819 |
| Social security costs | 1,724 | 3,670 | 5,429 |
| Other pension costs | 1,764 | 4,739 | 6,102 |
| | 34,826 | 60,408 | 65,564 |

| | Number | Number | Number |
|---|---|---|---|
| Average number of employees during the year | | | |
| Investment management | 465 | 655 | 715 |
| Property | — | 144 | 261 |
| Life assurance | — | — | 29 |
| | 465 | 799 | 1,005 |

The average number of employees excludes staff who are employed by the property division solely for the operational management and administration of client properties and whose costs are borne fully by those clients.

#### 6.6 *Directors' emoluments*

Total emoluments paid including salary, fees, bonuses payments, other benefits and pension costs.

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| **Executive** | | | |
| **Duties within the UK** | | | |
| MJ Gilbert | 868 | 1,112 | 461 |
| CD Fishwick | 1,734 | 1,806 | 371 |
| KL Garrett-Cox | — | — | 202 |
| AA Laing | 443 | 565 | 289 |
| AD MacLellan | — | 130 | — |
| GR Marshall | 237 | 272 | 208 |
| J Plumpton | 293 | 285 | 62 |
| WJ Rattray | 260 | 309 | 208 |
| IA Reid | — | — | 248 |
| | 3,835 | 4,479 | 2,049 |
| **Duties outwith the UK** | | | |
| B Hendry | 303 | 319 | 212 |
| H Young | 484 | 532 | 321 |
| | 787 | 851 | 533 |
| **Non executive** | | | |
| CLA Irby | 48 | 65 | 65 |
| RW Fiondella | 10 | 23 | — |
| AF Bushell | 24 | 30 | 10 |
| CM Gilchrist | 24 | 30 | 30 |
| P McLoughlin | 18 | 25 | 25 |
| R Scott Brown | 24 | 30 | 30 |
| DE Woods | 18 | 25 | 25 |
| G Henderson | 18 | 17 | — |
| J Solan | — | 2 | 25 |
| DH Waters | 12 | 25 | 28 |
| CGH Weaver | — | 21 | 25 |
| Rt Hon Sir Malcolm Rifkind | 3 | 25 | 25 |
| SE Murray | 3 | 25 | 25 |
| | 202 | 343 | 313 |
| | 4,824 | 5,673 | 2,895 |

Deferred benefits disclosed in the Annual Report to 30 September 2000 were subsequently paid to Mr Gilbert (£500,000), Mr Fishwick (£1,450,000), Mr Laing (£250,000), Mr Rattray (£100,000) and Mr Marshall (£100,000) in the year ended 30 September 2001.

The deferred benefits from the Group's discretionary Employee Benefits Trust that were disclosed in the Annual Report to 30 September 2001 were duly paid to Mr Fishwick (£1,400,000), Mr Hendry (£100,000), Mr Young (£200,000), Mr Laing (£275,000) and Mr Rattray (£100,000) in the year ended 30 September 2002. Mr Gilbert (£650,000) and Mr Marshall (£62,500) have elected to waive their entitlements.

Mr Fishwick resigned as a Director of the Company, by mutual agreement, on 14 October 2002. A payment of £431,000 was made to Mr Fishwick and a pension contribution of £53,000 was made on his behalf, thereby releasing the Company from all further contractual obligations.

**6.7** *Net interest payable and similar charges*

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| On 5.875% Convertible Bonds 2007 | — | — | 4.177 |
| On 7% Convertible Subordinated Loan Notes | 1,724 | 1,817 | 1,736 |
| On term loans | — | 10,449 | 9,179 |
| On floating rate guaranteed unsecured loan stock | — | 217 | 543 |
| Receivable on deposits and other interest bearing accounts | (1,460) | (1,743) | (596) |
| Amortisation of issue costs on Convertible Bonds | — | — | 494 |
| | 264 | 10,740 | 15,533 |

**6.8** *Taxation*

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| **UK corporation tax** | | | |
| UK Corporation tax at 30% | 5,797 | 4,548 | 8,735 |
| Adjustments in respect of prior period | — | — | 1,399 |
| | 5,797 | 4,548 | 10,134 |
| **Foreign tax** | | | |
| Current tax | 2,992 | 3,684 | 2,816 |
| Adjustments in respect of prior periods | 22 | 14 | (1,158) |
| | 3,014 | 3,698 | 1,658 |
| Total current tax, UK and Foreign | 8,811 | 8,246 | 11,792 |
| **Deferred tax** | | | |
| Originating and reversal of timing differences | 1,024 | 1,353 | (274) |
| Adjustments in respect of prior periods | — | — | (334) |
| | 1,024 | 1,353 | (608) |
| **Total** | **9,835** | **9,599** | **11,184** |

The 2002 adjustment in respect of prior periods UK Corporation tax arises partly due to a movement between current and deferred tax and partly due to an under provision of tax in 2001. The 2002 adjustment in respect of prior periods foreign tax arises principally as a result of a reduction in tax rates in subsidiary undertakings, resulting in an overprovision. The main reason for the prior period adjustment in respect of deferred tax in 2002 relates to a movement between deferred tax and current tax.

| | 2001 Total | 2002 Total |
|---|---|---|
| | (£ thousand) | |

**Factors affecting the tax charge for the period**

The tax assessed on the profit on ordinary activities for the period is higher than the standard rate of corporation tax in the UK. The differences are explained below:

| | 2001 Total | 2002 Total |
|---|---|---|
| Profit before tax | 24,589 | 18,278 |
| Profit multiplied by standard rate of UK corporation tax of 30% | 7,377 | 5,483 |
| Effect of: | | |
| Non taxable income | (1,600) | (20) |
| Disallowed expenses | 649 | 296 |
| Difference between capital allowances for year and depreciation | 200 | (229) |
| Other timing differences | (1,553) | 503 |
| Amortisation of goodwill | 3,783 | 6,368 |
| Depreciation and loss on disposal of non-qualifying assets | 150 | 182 |
| Effect of foreign tax rates below 30% | (3,936) | (4,854) |
| Tax on non-UK group dividends net of double tax relief | 3,176 | 3,026 |
| Amounts written off investments for which no relief available | — | 796 |
| Adjustments in respect of prior years | — | 241 |
| Total current tax, UK and foreign | 8,246 | 11,792 |

*Factors affecting future tax charge:*

- *The group's overseas profits are subject to overseas tax rates which are normally lower than the standard rate of UK corporation tax (30%). The tax benefit of lower tax rates is only one of timing to the extent that these overseas profits are subsequently remitted to the UK.*
- *Deferred tax assets have not been recognised on tax losses being carried forward in certain overseas subsidiaries due to the lack of certainty as to the ability to use these losses; had they been recognised the deferred tax asset would have been £1.7m.*
- *In accordance with FRS 19 a deferred tax asset has not been recognised on connected party capital losses of £9m which arose in the year ended 30 September 2002.*

**6.9** ***Dividends***

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| Equity dividends on ordinary shares: | | | |
| Interim paid—3.5p, 3.85p, 3.85p | 5,395 | 6,062 | 6,725 |
| Final proposed—6.0p, 6.65p, 2.15p | 9,284 | 11,520 | 3,775 |
| | **14,679** | **17,582** | **10,500** |
| Non equity dividends on redeemable preference shares: | | | |
| Accrued at 1 October | — | — | (274) |
| 31 October paid | — | — | 411 |
| 31 January paid | — | 183 | 274 |
| 30 April paid | — | 394 | 265 |
| 31 July paid | — | 414 | 274 |
| Accrued to 30 September | — | 274 | 182 |
| | **—** | **1,265** | **1,132** |

6.10 *Earnings per share*

The calculations of earnings per share are based on the following profits and numbers of shares:

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| **Earnings** | | | |
| Profit after taxation | 24,126 | 14,961 | 6,878 |
| Less: preference dividends | — | (1,265) | (1,132) |
| Basic earnings—FRS 14 basis | 24,126 | 13,696 | 5,746 |
| Amortisation of goodwill | 1,251 | 12,610 | 19,640 |
| Exceptional items, net of attributable taxation | — | 7,698 | 3,474 |
| Basic earnings (before goodwill amortisation and exceptional items) | 25,377 | 34,004 | 28,860 |
| Interest saving, net of attributable taxation, on notional conversion of loan notes | 1,243 | 1,249 | — |
| Diluted earnings (before goodwill amortisation and exceptional items) | 26,620 | 35,253 | 28,860 |
| Diluted earnings—FRS 14 basis | 25,369 | 14,945 | 5,746 |

| | Number | Number | Number |
|---|---|---|---|
| | | (thousands) | |
| **Number of ordinary shares** | | | |
| Weighted number of Ordinary shares—basic | 153,981 | 160,980 | 174,806 |
| Dilutive effect of convertible loans notes | 17,442 | 17,442 | — |
| Dilutive effect of exercisable share options and performance shares | 1,012 | 2,494 | 395 |
| Weighted number of Ordinary shares—diluted | 172,345 | 180,916 | 175,201 |
| Basic earnings per Ordinary share | | | |
| —before goodwill amortisation and exceptional items | 16.48p | 21.12p | 16.51p |
| —FRS 14 basis | 15.67p | 8.51p | 3.29p |
| Diluted earnings per Ordinary share | | | |
| —before goodwill amortisation and exceptional items | 15.44p | 19.49p | 16.47p |
| —FRS 14 basis | 14.71p | 8.26p | 3.28p |

In 2002 the convertible loan notes have no dilutive effect and have therefore been excluded from the above table.

6.11 *Intangible assets*

| | Unit trust management contracts | Present value in force of life assurance business | Total |
|---|---|---|---|
| | | (£ thousand) | |
| **Net book value at 30 September 2000 and 30 September 2001** | **57,517** | **—** | **57,517** |
| Acquisition | — | 20,868 | 20,868 |
| Amortisation for year | — | (1,565) | (1,565) |
| **Net book value at 30 September 2002** | **57,517** | **19,303** | **76,820** |

6.12 *Goodwill*

| | Consolidation goodwill | Purchased goodwill | Total |
|---|---|---|---|
| | | (£ thousand) | |
| **Net book value at 30 September 2000** | **19,855** | **3,605** | **23,460** |
| Additions | 337,697 | 2,015 | 339,712 |
| Amortisation charge | (12,283) | (327) | (12,610) |
| **Net book value at 30 September 2001** | **345,269** | **5,293** | **350,562** |
| Additions | — | 515 | 515 |
| Adjustment to acquisition expenses | 355 | — | 355 |
| Amortisation charge | (18,863) | (777) | (19,640) |
| **Net book value at 30 September 2002** | **326,761** | **5,031** | **331,792** |

During the year ended 30 September 2001 the Company completed a number of acquisitions and expenses of acquisitions were estimated in respect of these acquisitions using the information available at the date the accounts were finalised. In the year to 30 September 2002 these estimated expenses were revised to actual costs incurred with a consequent increase in goodwill.

6.13 *Tangible fixed assets*

| | Heritable property | Short leasehold property | Computers fixtures and fittings | Motor vehicles | Total |
|---|---|---|---|---|---|
| | | | (£ thousand) | | |
| **Net book value at 30 September 2000** | **2,348** | **2,985** | **5,811** | **163** | **11,307** |
| Additions | — | 1,843 | 9,734 | 769 | 12,346 |
| Disposals | — | (251) | (43) | (186) | (480) |
| Depreciation | (49) | (467) | (4,349) | (384) | (5,249) |
| **Net book value at 30 September 2001** | **2,299** | **4,110** | **11,153** | **362** | **17,924** |
| Additions | — | 245 | 5,548 | — | 5,793 |
| Disposals | — | — | (467) | (348) | (815) |
| Depreciation | (50) | (681) | (4,861) | 142 | (5,450) |
| **Net book value at 30 September 2002** | **2,249** | **3,674** | **11,373** | **156** | **17,452** |

All tangible fixed assets are owned by the Group with the exception of the short leasehold property.

6.14 *Fixed asset investments*

| | Own shares (listed) | Associated companies (unlisted) | Other investments (listed) | Other investments (unlisted) | Total |
|---|---|---|---|---|---|
| | | | (£ thousand) | | |
| **Shares** | | | | | |
| **At 1 October 2000** | **609** | **—** | **—** | **11,303** | **11,912** |
| Additions | — | — | 10 | 368 | 378 |
| Revaluation | — | — | — | 2,100 | 2,100 |
| Arising on acquisitions | — | 613 | 1,270 | 4,623 | 6,506 |
| Reclassified | — | 40 | — | (40) | — |
| Dividend received | — | (235) | — | — | (235) |
| Disposals | (110) | — | (911) | (935) | (1,956) |
| **At 30 September 2001** | **499** | **418** | **369** | **17,419** | **18,705** |
| Additions | — | 639 | — | 7,371 | 8,010 |
| Revaluation | — | 56 | — | 2,465 | 2,521 |
| Provisions for impairment | (61) | — | — | (850) | (911) |
| Disposals | (398) | — | (57) | (1,538) | (1,993) |
| **At 30 September 2002** | **40** | **1,113** | **312** | **24,867** | **26,332** |
| **Share of results** | | | | | |
| **At 1 October 2000** | — | — | — | — | — |
| Share of results of associates | — | 119 | — | — | 119 |
| **At 30 September 2001** | **—** | **119** | **—** | **—** | **119** |
| Share of results of associates | — | 67 | — | — | 67 |
| **At 30 September 2002** | **—** | **186** | **—** | **—** | **186** |
| **Loans** | | | | | |
| **At 1 October 2000** | — | — | — | **13,306** | **13,306** |
| Repaid | — | — | — | (1,745) | (1,745) |
| **At 30 September 2001** | **—** | **—** | **—** | **11,561** | **11,561** |
| Repaid | — | — | — | (1,799) | (1,799) |
| **At 30 September 2002** | **—** | **—** | **—** | **9,762** | **9,762** |
| **Net book value** | | | | | |
| **At 30 September 2000** | | | | | |
| At cost | 609 | — | — | 15,709 | 16,318 |
| At valuation | — | — | — | 8,900 | 8,900 |
| | **609** | **—** | **—** | **24,609** | **25,218** |
| **At 30 September 2001** | | | | | |
| At cost | 499 | 537 | 369 | 17,980 | 19,385 |
| At valuation | — | — | — | 11,000 | 11,000 |
| | **499** | **537** | **369** | **28,980** | **30,385** |
| **At 30 September 2002** | | | | | |
| At cost less provision for impairment | — | — | 312 | 21,164 | 21,476 |
| At valuation | 40 | 1,299 | — | 13,465 | 14,804 |
| | **40** | **1,299** | **312** | **34,629** | **36,280** |

The Company's investment in the convertible ordinary shares of Lombard, a Luxembourg registered life company, converted to ordinary shares during the year to 30 September 2001. This investment represents approximately 15% of the equity of Lombard. The investment has been valued on the basis of the relevant share of Lombard's most recent available embedded value, resulting in an uplift in value in the year to 30 September 2002 of £2,465,000.

On 30 November 2000, the Company subscribed for Discounted Convertible Unsecured Loan Stock 2030 issued by Aberdeen Murray Johnstone Limited. The principal amount of the loan stock is £172,950,000 and the cost to the Company was £150,000,000. During the year ended 30 September 2001 discount of £9,162,000 was added to the cost of the investment.

At 30 September 2001, 253,000 own shares of 10p, which were not conditionally gifted, under option or held for the beneficial ownership of employees, were held by the company's Employee Share Ownership Trust (market value £810,000). The rights to dividends on these shares have been waived until such time that they are held beneficially by the employees.

During the year ended 30 September 2002 the Group acquired a 40% interest in Schroder Asset Management (subsequently renamed Aberdeen Asset Management Company Limited), a fund management company based in Thailand.

Additions to other unlisted investments in the year ended 30 September 2002 includes an investment in Global Financial Investments Limited, a Maltese fund management business of £789,000 and the subscription for £6 million of class "D" preference shares in Enhanced Zero Trust PLC ("EZT") as part of a reconstruction of that company undertaken in conjunction with EZT's bankers. The redemption value of this investment is £10.1 million at 31 May 2011, equivalent to a gross redemption yield of 6% per annum. To reflect the current uncertainty in the split capital market sector in which EZT invests, and the ranking of this investment behind the bank's investment, the Directors have applied a discount to the projected redemption value of this investment and the resulting provision for impairment has been recorded.

During the year ended 30 September 2002 the Group received repayments of £1,538,000 of capital invested in private equity partnerships. Loan repayments of £1,799,000 were received from Century Group Limited during the year ended 30 September 2002.

The market value of listed investments at 30 September 2002 was £449,000.

**Acquisition**

On 16 January 2002 the acquisition of the entire issued share capital of the OMI Companies, being Old Mutual International (Isle of Man) Limited ("OMI") and three other related and dormant companies in the UK, was completed for a cash consideration of £36.6 million. OMI is a life insurance company but has been closed to new business since 1998.

Subsequent to the date of acquisition the name of the principal operating company was changed to Aberdeen International (IoM) Life Assurance Limited.

| Net assets of acquired business | (£ thousand) |
|---|---|
| Assets of long-term life assurance business | 256,912 |
| Cash | 15,699 |
| Liabilities of long-term life assurance business | (256,912) |
| Present value of in force life assurance business | 20,868 |
| | 36,567 |
| Discharged by: | |
| Cash payment | 36,150 |
| Expenses of acquisition | 417 |
| | 36,567 |

The summarised movement in shareholders' funds of OMI for the period 16 January 2002 to 30 September 2002 was as follows:

| | (£ thousand) |
|---|---|
| Movement in shareholders funds excluding interest | 2,699 |
| Net interest receivable | 701 |
| **Total movement in shareholders funds** | **3,400** |

There were no recognised gains or losses other than those dealt with in the summarised movement in shareholders' funds shown above. Amortisation of intangible assets during the period attributable to the acquisition was £1,565,000. Intangible assets acquired are being amortised over a ten year period to match the expected pattern of cash emerging from the life fund.

The effects of the acquisition on the Group's cashflow were as follows:

| | (£ thousand) |
|---|---|
| Contribution to the Group's net operating cashflow | 2,699 |
| Returns on investments and servicing of finance | 701 |

On acquisition, assets held to meet liabilities to policyholders based on market values were as follows:

| | (£ thousand) |
|---|---|
| Listed investments | 51,238 |
| Unit trusts | 149,518 |
| Unlisted investments | 4,811 |
| Cash and deposits | 52,517 |
| Other net liabilities | (1,172) |
| | 256,912 |

The movement on the long-term technical account in the period to 30 September 2002 is shown in note 6.20.

6.15 *Subsidiary undertakings*

The principal companies in which the Group interest was more than 10% at 30 September 2001 were as follows:

| Subsidiary undertakings | Principal Activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Managers Limited | Fund management | 100 | Scotland | UK |
| Aberdeen Asset Managers (C.I.) Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Management Asia Limited | Fund management | 100 | Singapore | Singapore |
| Aberdeen Asset Management Ireland Limited | Fund management | 100 | Ireland | Ireland |
| Aberdeen Asset Management Limited | Fund management | 100 | Australia | Australia |
| Aberdeen Celexa Property Investors UK & Ireland Limited | Property asset management | 100 | England | UK |
| Aberdeen Fund Managers Inc | Fund management | 100 | USA | USA |
| Aberdeen Fund Managers Ireland Limited | Fund management | 100 | Ireland | Ireland |
| Aberdeen Murray Johnstone Limited+ | Fund management | 100 | Scotland | UK |
| Aberdeen Property Investors International Limited | Property asset management | 100 | England | UK |
| Aberdeen Unit Trust Managers Limited | Unit trust management | 100 | England | UK |
| Aberdeen International Limited | Long term assurance | 100 | Guernsey | Guernsey |
| Aberdeen International (C.I.) Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen International Management Ireland Limited | Fund management | 100 | Ireland | Ireland |
| Aberdeen Investment Services SA* | Fund management | 100 | Luxembourg | Luxembourg |
| Aberdeen International Fund Managers Limited | Fund distribution | 100 | Hong Kong | Hong Kong |
| Aberdeen Graham Asset Management Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Guernsey Limited | Fund management | 100 | Guernsey | Guernsey |
| Aberdeen Asset Managers Jersey Limited** | Fund management | 100 | Jersey | Jersey |
| Aberdeen Property Asset Managers Limited ++ | Property asset management | 100 | Scotland | UK |
| Aberdeen Celexa Property Investors Nordic Region AB++ | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Celexa Property Investors Continental Europe BV ++ | Property asset management | 100 | Netherlands | Netherlands |
| EquitiLink USA Inc | Fund management | 100 | USA | USA |

* Held by Aberdeen Asset Managers Limited.

** Held by Aberdeen Graham Asset Management Limited.

\+ Includes the Murray Johnstone Group of companies.

++ Held by Aberdeen Property Investors International Limited.

All of the above investments consist of holdings of ordinary share capital. The Company also owns 100% of the deferred shares issued by Aberdeen Unit Trust Managers Limited and holds investment in other subsidiary undertakings, the results of which are not significant in a Group context.

| Associated undertakings | Principal Activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Murray Avenir Finance | Fund management | 50 | France | France |
| Euractions Management Limited | Fund management | 50 | Scotland | UK |
| Apollo Investment Management Limited | Fund management | 33 | Singapore | Singapore |

The principal companies in which the Group interest was more than 10% at 30 September 2002 were as follows:

| Subsidiary undertakings | Principal Activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Asia Limited | Fund management | 100 | Singapore | Singapore |
| Aberdeen Asset Management Holdings Ltd(1) | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Management Ireland Limited | Fund management | 100 | Ireland | Ireland |
| Aberdeen Asset Management Limited(2) | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Managers (C.I.) Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Jersey Limited(3) | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Limited | Fund management | 100 | Scotland | UK |
| Aberdeen Celexa Holdings AB(4) | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Fund Managers Ireland Limited | Fund management | 100 | Ireland | Ireland |
| Aberdeen Fund Managers, Inc | Fund management | 100 | USA | USA |
| Aberdeen Guernsey Limited | Fund management | 100 | Guernsey | Guernsey |
| Aberdeen International (IoM) Life Assurance Limited | Life assurance | 100 | Isle of Man | Isle of Man |
| Aberdeen International Assurance (Isle of Man) Limited(5) | Life assurance | 100 | Isle of Man | Isle of Man |
| Aberdeen International Fund Managers Limited | Fund distribution | 100 | Hong Kong | Hong Kong |
| Aberdeen International Limited* | Long term assurance | 100 | Guernsey | Guernsey |
| Aberdeen International Management Ireland Limited | Fund management | 100 | Ireland | Ireland |
| Aberdeen Investment Services SA(6) | Fund management | 100 | Luxembourg | Luxembourg |
| Aberdeen Murray Johnstone Limited(7) | Fund management | 100 | Scotland | UK |
| Aberdeen Private Wealth Management Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Property Investors Continental Europe BV(4) | Property asset management | 100 | Netherlands | Netherlands |
| Aberdeen Property Investors International Limited | Property asset management | 100 | England | UK |
| Aberdeen Property Investors Limited(8) | Property asset management | 100 | England | UK |
| Aberdeen Property Investors Nordic Region AB(9) | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Property Investors UK Limited(4) | Property asset management | 100 | Scotland | UK |

| Subsidiary undertakings | Principal Activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Unit Trust Managers Limited | Unit trust management | 100 | England | UK |
| Asset Value Investors Limited | Fund management | 100 | England | UK |
| Equitilink USA, Inc(10) | Fund management | 100 | USA | USA |

(1) Held by Aberdeen Asset Managers Jersey Limited.

(2) Held by Aberdeen Asset Management Holdings Limited.

(3) Held by Aberdeen Private Wealth Management Limited.

(4) Held by Aberdeen Property Investors International Limited.

(5) Held by Aberdeen International Limited.

(6) Held by Aberdeen Asset Managers Limited.

(7) Includes the Murray Johnstone Group of companies.

(8) Held by Aberdeen Property Investors UK Limited.

(9) Held by Aberdeen Celexa Holdings AB.

(10) Held by Aberdeen Asset Managers (C.I.) Limited.

* The year end of the company is 31 March.

All of the above investments consist of holdings of ordinary share capital. The company also owns 100% of the deferred shares issued by Aberdeen Unit Trust Managers Limited and holds investments in other subsidiary undertakings, the results of which are not significant in a Group context.

| Associated undertakings | Principal Activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Company Limited | Fund management | 40 | Thailand | Thailand |
| Apollo Investment Management Limited | Fund management | 33 | Singapore | Singapore |
| Euractions Management Limited | Fund management | 50 | Scotland | UK |
| Murray Avenir Finance | Fund management | 50 | France | France |

**6.16** *Stocks*

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | (£ thousand) | | |
| Units in managed funds | **465** | **370** | **720** |

**6.17** *Debtors*

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | (£ thousand) | | |
| **Amounts due within one year** | | | |
| Unit trust trustees for units liquidated | 2,074 | 4,372 | 4,162 |
| Debtors for unit sales | 19,061 | 32,289 | 5,207 |
| | 21,135 | 36,661 | 9,369 |
| Other trade debtors | 8,926 | 28,796 | 27,354 |
| Prepayments and accrued income | 8,670 | 15,696 | 15,251 |
| Other debtors | 3,563 | 1,353 | 3,833 |
| | **42,294** | **82,506** | **55,807** |

6.18 *Current asset investments*

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | (£ thousand) | | |
| Listed on London Stock Exchange | 805 | 805 | 927 |
| Unlisted | 2,249 | 33 | 2,005 |
| | **3,054** | **838** | **2,932** |

The market value of listed investments held at 30 September 2000, 2001 and 2002 was £1,674,000, £1,144,000 and £995,000 respectively. The major unlisted investment at 30 September 2002 represents seed capital invested in a property fund.

6.19 *Analysis of the balances of cash as shown in the balance sheet*

| | 2000 | Change in year | 2001 | Change in year | 2002 |
|---|---|---|---|---|---|
| | | | (£ thousand) | | |
| Cash at bank and in hand | 45,815 | 1,348 | 47,163 | (14,673) | 32,490 |
| Bank overdraft | — | — | — | (13,530) | (13,530) |
| | **45,815** | **1,348** | **47,163** | **(28,203)** | **18,960** |

| | 2001 | 2002 |
|---|---|---|
| | (£ thousand) | |
| **Analysis of the changes in cash** | | |
| Net cash (outflow) inflow before adjustment for the effects of foreign exchange rates | 1,716 | (25,856) |
| Effects of foreign exchange rates | (368) | (2,347) |
| | **1,348** | **(28,203)** |

6.20 *Assets of long-term life assurance business*

The assets of the long-term life assurance business held to meet liabilities to policy holders, based on market values, were:

| | 2000 | 2001 | Old Mutual | Aberdeen International | 2002 Total |
|---|---|---|---|---|---|
| | | | (£ thousand) | | |
| Listed investments | 16,408 | 18,988 | 37,739 | 19,657 | 57,396 |
| Unit trusts | 33,682 | 24,870 | 124,359 | 22,055 | 146,414 |
| Unlisted investments | 3,595 | 4,103 | 4,434 | 2,575 | 7,009 |
| Cash and deposits | 11,333 | 8,560 | 33,572 | 9,431 | 43,003 |
| Other assets | — | — | 2,002 | — | 2,002 |
| | **65,018** | **56,521** | **202,106** | **53,718** | **255,824** |

| | 2000 | 2001 | Old Mutual | Aberdeen International | 2002 Total |
|---|---|---|---|---|---|
| | | | (£ thousand) | | |
| **Analysis of long term technical account** | | | | | |
| Premium income | 199 | 188 | 9,211 | 10,123 | 19,334 |
| Investment income, gains and losses | 7,054 | (2,831) | (21,615) | 3,250 | (18,365) |
| Claims and benefits | (4,583) | (5,298) | (24,868) | (15,672) | (40,540) |
| Commission and administration | (507) | (556) | (3,584) | (504) | (4,088) |
| Transfer out of fund | — | — | (13,950) | — | (13,950) |
| Increase/(decrease) in fund | 2,163 | (8,497) | (54,806) | (2,803) | (57,609) |
| Fund brought forward | 62,855 | 65,018 | — | 56,521 | 56,521 |
| Funds at date of acquisition | — | — | 256,912 | — | 256,912 |
| Fund carried forward | **65,018** | **56,521** | **202,106** | **53,718** | **255,824** |

The figures for 2000 and 2001 are in respect of Aberdeen International only.

**6.21** ***Share capital***

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| **Authorised:** | | | |
| Ordinary shares of 10p | 22,500 | 22,500 | 33,500 |
| 5.25% Redeemable preference shares of £1 | — | 39,000 | 39,000 |
| Deferred shares of 10p | 1,250 | 1,250 | 1,250 |
| Performance shares of 50p | 1,250 | 1,250 | 1,250 |
| | 25,000 | 64,000 | 75,000 |
| **Allotted, called up and fully paid:** | | | |
| Ordinary shares of 10p | 15,473 | 17,323 | 17,554 |
| 5.25% Redeemable preference shares of £1 | — | 31,028 | 20,685 |
| Performance shares of 50p | 411 | 411 | 172 |
| | **15,884** | **48,762** | **38,411** |

On 31 October 2001 10,343,000 redeemable preference shares of £1 were redeemed at par. This amount has been transferred to the capital redemption reserve.

In 2001 and 2002, a total of 617,500 and 62,500 respectively ordinary shares of 10p were issued at an average price of 80.28p and 67.16p respectively pursuant to the exercise of options granted to employees under the Executive Share Option Scheme.

On 19 June 2002, 379,897 ordinary shares of 10p were issued at a price of 207.5p as consideration for an investment in Globe Financial Services Group plc.

During the year ended 30 September 2002, 374,500 performance shares of 50p converted into 1,872,500 ordinary shares of 10p and 103,500 performance shares were redeemed by the Company for £152,000. These shares were subsequently converted into deferred shares of 10p. The ordinary shares vested in individual holders and the deferred shares, which were valueless, were cancelled.

The redeemable preference shares issued in the year ended 30 September 2001 as part of the consideration for the purpose of the EquitiLink group of companies have no votes and are entitled to a fixed dividend of 5.25% per annum, payable quarterly in arrears on 31 January, 30 April, 31 July and 31 October. They are redeemable at par in equal amounts on 31 October 2002 and 2003. The Company has the option to make early redemption at any time in tranches of not less than 500,000 shares, subject to the payment of dividend up to the date of redemption.

On a winding up of the Company the preference shareholders have a right to receive, in priority to payments to ordinary shareholders, the total amount paid up on the preference shares, plus any accrued dividends.

The performance shares are not entitled to receive any dividend or distribution and rank after the nominal value of the ordinary shares on a winding up, to a maximum of the nominal value of the performance shares.

The following share options were in place at 30 September 2001:

| Date option granted | Option price per share | Period of exercise | Number of shares | |
|---|---|---|---|---|
| | | | Total | Directors |
| **Executive share option scheme** | | | | |
| 2 March 1992 | 33p | 2 March 1995–1 March 2002 | 12,500 | — |
| 23 July 1993 | 40p | 23 July 1996–22 July 2003 | 15,000 | — |
| **1994 Executive share option scheme** | | | | |
| 30 March 1994 | 91p | 30 March 1999–30 March 2004 | 627,500 | 485,000 |
| 9 July 1998 | 121p | 9 July 2003–9 July 2008 | 525,500 | 252,500 |
| 20 January 1999 | 101p | 20 January 2004–20 January 2009 | 2,062,500 | 1,050,000 |
| 8 December 1999 | 235p | 8 December 2004–8 December 2009 | 299,500 | — |
| 8 December 1999 | 261p | 8 December 2004–8 December 2009 | 2,235,500 | 1,295,000 |
| 26 June 2000 | 531p | 26 June 2003–26 June 2010 | 3,152,500 | 1,350,000 |
| 6 December 2000 | 545p | 6 December 2003–6 December 2010 | 502,500 | 5,500 |
| 6 December 2000 | 556p | 6 December 2003–6 December 2010 | 52,500 | 169,500 |
| 5 June 2001 | 584p | 5 June 2004–5 June 2011 | 201,750 | — |
| 5 June 2001 | 585p | 5 June 2004–5 June 2011 | 2,513,250 | 950,000 |

The following share options granted under the 1994 Executive Share Option Scheme were in place at 30 September 2002. The number of options held by Directors as shown in the table, relates only to Directors at 30 September 2002.

| Date option granted | Option price per share | Period of exercise | Number of shares | |
|---|---|---|---|---|
| | | | Total | Directors |
| 30 March 1994 | 91p | 30 March 1999–30 March 2004 | 592,500 | 260,000 |
| 9 July 1998 | 121p | 9 July 2003–9 July 2008 | 518,000 | 60,000 |
| 20 January 1999 | 101p | 20 January 2004–20 January 2009 | 2,000,000 | 250,000 |
| 8 December 1999 | 235p | 8 December 2004–8 December 2009 | 232,500 | — |
| 8 December 1999 | 261p | 8 December 2004–8 December 2009 | 2,182,500 | 340,000 |
| 26 June 2000 | 531p | 26 June 2003–26 June 2010 | 3,002,500 | 475,000 |
| 6 December 2000 | 545p | 6 December 2003–6 December 2010 | 47,000 | — |
| 6 December 2000 | 556p | 6 December 2003–6 December 2010 | 433,000 | — |
| 5 June 2001 | 584p | 5 June 2004–5 June 2011 | 175,350 | — |
| 5 June 2001 | 585p | 5 June 2004–5 June 2011 | 2,379,650 | 320,000 |
| 10 June 2002 | 261p | 10 June 2005–10 June 2012 | 1,194,000 | — |

Options may only be exercised if the Remuneration Committee is satisfied that earnings per share have increased over a period of three years or longer by 5% per annum in excess of the average growth in the stock markets in which the Group's assets under management are invested.

6.22 *Reserves*

| | Share premium account | Capital redemption reserve | Revaluation reserve | Merger reserve | Profit and loss account |
|---|---|---|---|---|---|
| | | | (£ thousand) | | |
| **At 30 September 2000** | **17,982** | **—** | **7,737** | **44,630** | **13,195** |
| Arising on issue of shares | 434 | — | — | 89,364 | — |
| Revaluation of fixed asset investments | — | — | 2,100 | — | — |
| Deferred tax provided on revaluation | | | (1,900) | | |
| Retained loss for the year | — | — | — | — | (3,886) |
| Exchange losses | — | — | — | — | (498) |
| **At 30 September 2001 (original)** | **18,416** | **—** | **7,937** | **133,994** | **8,811** |
| Reversal of deferred tax provision | — | — | 1,900 | — | — |
| **At 30 September 2001 (restated)** | **18,416** | **—** | **9,837** | **133,994** | **8,811** |
| Arising on the issue of shares | 787 | — | — | — | — |
| Revaluation of fixed asset investments | — | — | 2,521 | — | — |
| Redemption of share capital | — | — | — | — | (10,495) |
| Arising on redemption of share capital | — | 10,395 | — | — | — |
| Retained loss for year | — | — | — | — | (4,754) |
| Exchange losses | — | — | — | — | (735) |
| **At 30 September 2002** | **19,203** | **10,395** | **12,358** | **133,994** | **(7,173)** |

The cumulative amount of goodwill written off against reserves in respect of acquisitions prior to 1 October 1998 when FRS 10 *Goodwill and intangible assets* was adopted, amounts to £13,818,000.

**Reconciliation of movements in shareholders' funds**

| | 2001 (original) | 2001 (restated) | 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| Profit for the financial year | 14,961 | 14,961 | 6,878 |
| Dividends | (18,847) | (18,847) | (11,632) |
| Translation of foreign currency net investments | (498) | (498) | (735) |
| Issue of share capital | 122,676 | 122,676 | 831 |
| Redemption of preference shares | — | — | (10,343) |
| Cancellation of performance shares | — | — | (152) |
| Revaluation of fixed asset investments | 200 | 2,100 | 2,521 |
| Net (decrease) increase in shareholders' funds | 118,492 | 120,392 | (12,632) |
| Opening shareholders' funds | 99,428 | 99,428 | 219,820 |
| Closing shareholders' funds | 217,920 | 219,820 | 207,188 |

6.23 *Creditors due within one year*

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| Unit trust trustees for units created | 16,707 | 27,148 | 3,499 |
| Creditors for unit repurchases | 13,420 | 22,901 | 11,051 |
| | 30,127 | 50,049 | 14,550 |
| Bank overdraft | — | — | 13,530 |
| Bank term loans | — | 28,861 | 26,664 |
| 7% Convertible subordinated loan notes | — | — | 23,888 |
| Other trade creditors | 1,391 | 6,138 | 5,699 |
| Accruals | 31,121 | 43,952 | 26,140 |
| UK Corporation tax | 3,356 | 3,228 | 8,463 |
| Non UK taxation | 2,229 | 3,407 | 2,623 |
| Tax and social security | 686 | 2,566 | 2,011 |
| Dividends payable | 9,284 | 11,794 | 3,957 |
| Deferred consideration due on acquisition | 1,300 | 1,120 | 600 |
| Other creditors | 1,938 | 5,926 | 6,763 |
| | 81,432 | 157,041 | 134,888 |

The bank balance is part of a group working capital facility which is secured by cross guarantees between AAM and certain fellow subsidiary undertakings. At 30 September 2002 the net amount guaranteed under the arrangement was £nil (2001—£nil). AAM also provides a guarantee along with certain fellow subsidiary undertakings to a syndicate of banks in support of the term loan. As at 30 September 2002, the net amount guaranteed under this arrangement was £nil (2001—£nil).

US$37.5 million 7% Convertible Loan Notes were issued to The Phoenix Companies Inc on 15 April 1996. The Notes are convertible at any time, at the option of the holder, into a maximum of 17,441,860 ordinary shares at a price of US$2.15. If not converted the Convertible Loan Notes are repayable on 29 March 2003, except that the Company has the option to extend the term of all or part of the Convertible Loan Notes for a maximum of two years thereafter. At the date of signing the 2002 accounts, the Company expected to exercise its option to extend the term. However, no formal notice to that effect had been served and therefore the debt was classified as due within one year. The Company has entered into currency swap arrangements to hedge the exchange risk related to the loan note liability.

6.24 *Creditors due after more than one year*

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| Bank term loans | — | 165,735 | 96,071 |
| 5.875% Convertible bonds 2007 | — | — | 100,000 |
| Issue costs on convertible bonds | — | — | (3,212) |
| 7% Convertible subordinated loan notes | 25,370 | 25,500 | — |
| Floating rate guaranteed unsecured loan stock | — | 10,000 | 10,000 |
| Non UK taxation | 1,446 | 9 | 10 |
| Other creditors | — | 1,006 | 1,980 |
| | 26,816 | 202,250 | 204,849 |

Bank term loans are unsecured and are repayable by six-monthly instalments over the period to 30 September 2006.

£10 million floating rate guaranteed unsecured loan stock was issued to Life Assurance Holding Corporation in part consideration of the Company's acquisition of G Developments Limited on 3 June 2001. The loan stock is repayable on 30 June 2006 and bears interest at the rate of 1% above six month LIBOR.

£100 million 5.875% Convertible Bonds 2007 were issued on 14 January 2002. At the option of the Bondholders, the Bonds are convertible into Ordinary Shares of the Company at any time after

24 February 2002 at an initial conversion price of 520p per share. Unless previously redeemed, purchased and cancelled, or converted, the Bonds are redeemable on 14 January 2007 at their principal amount.

The Group's borrowings are subject to a number of covenants which, in accordance with standard practice, are reviewed and discussed with the lenders from time to time. The Board, having regard to its business plans, is confident that the Group will continue to comply with covenants for the foreseeable future.

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| **Bank loans** | | | |
| Payable outwith five years | — | 43,024 | — |
| Payable within 2–5 years | — | 96,048 | 64,055 |
| Payable within 1–2 years | — | 26,663 | 32,016 |
| | — | 165,735 | 96,071 |
| Payable within one year | — | 28,861 | 26,664 |
| | — | 194,596 | 122,735 |
| **At beginning of financial year** | — | — | **194,596** |
| New loans drawn | — | 202,600 | — |
| Instalments repaid | — | (8,004) | (71,861) |
| **At end of financial year** | — | **194,596** | **122,735** |

**6.25 *Financial instruments***

Interest rates and currency risk profiles

The interest rate and currency profiles of the Group's financial liabilities at 30 September were as follows:

| | 2001 | | | |
|---|---|---|---|---|
| | Fixed rate | Variable rate | No interest | Total |
| | | (£ thousand) | | |
| Sterling | | | | |
| Bank term loans | 100,000 | 94,596 | — | 194,596 |
| Floating rate guaranteed unsecured loan stock | — | 10,000 | — | 10,000 |
| Deferred consideration | — | — | 1,120 | 1,120 |
| | 100,000 | 104,596 | 1,120 | 205,716 |
| US Dollar | 25,500 | — | — | 25,500 |
| | 125,500 | 104,596 | 1,120 | 231,216 |

| | 2002 | | | |
|---|---|---|---|---|
| | Fixed rate | Variable rate | No interest | Total |
| | | (£ thousand) | | |
| Sterling | | | | |
| Bank overdraft | — | 13,530 | — | 13,530 |
| Bank term loans | 88,583 | 34,152 | — | 122,735 |
| 5.875% Convertible Bonds 2007 | 100,000 | — | — | 100,000 |
| Floating rate guaranteed unsecured loan stock | — | 10,000 | — | 10,000 |
| Deferred consideration | — | — | 600 | 600 |
| | 188,583 | 57,682 | 600 | 246,865 |
| US Dollar | 23,888 | — | — | 23,888 |
| | 212,471 | 57,682 | 600 | 270,753 |

The sterling liabilities comprise the Loan Stock, which bears interest at a variable rate of 1% above LIBOR to the date of repayment, the Convertible Bonds 2007 which bear interest at a fixed rate of 5.875% p.a. and the bank term loans which are repayable by six monthly instalments over the period to 30 September 2007. Interest on the term loans is at a variable rate of 1.25% above LIBOR but the Group has undertaken a cross-currency interest rate swap on £88.6 million (2001—£100 million) of these amounts with the effect of fixing the interest rate at 5.03% p.a. plus the margin of 1.25%. The interest on this swap is payable in US dollars while the principal amount of the loan remains denominated in sterling.

The US dollar liabilities, comprising the Convertible Loan Notes bear interest at a rate of 7% p.a. fixed to the earlier of date of repayment or conversion or 29 March 2003. Thereafter the interest rate increases to 7.5% p.a..

The financial liabilities on which no interest is payable represent deferred considerations.

The interest rate and currency profiles of the Group's financial assets at 30 September were as follows:

| | Total 2001 | Floating rate 2001 | No interest 2001 | Total 2002 | Floating rate 2002 | No Interest 2002 |
|---|---|---|---|---|---|---|
| | | | (£ thousand) | | | |
| Sterling | 50,480 | 19,888 | 30,592 | 53,285 | 17,985 | 35,300 |
| US Dollar | 22,457 | 22,166 | 291 | 8,140 | 7,849 | 291 |
| Euro currencies | 2,895 | 2,529 | 366 | 1,159 | 407 | 752 |
| Other currencies | 2,924 | 2,829 | 95 | 9,838 | 6,495 | 3,343 |
| Total | 78,756 | 47,412 | 31,344 | 72,422 | 32,736 | 39,686 |

The no interest financial assets do not have a maturity date. They principally comprise fixed asset investments. The floating rate financial assets principally comprise cash and deposit balances which earn interest at rates which fluctuate according to money market rates.

The Group has a £15 million bank overdraft limit for the purposes of providing liquidity if exceptional levels of short term timing differences arise on unit trust settlements. This facility is reviewed on an annual basis.

The fair values of the financial assets and liabilities are not materially different to their carrying amounts.

**Foreign net investment**

The majority of the Group's subsidiaries use sterling as their reporting currencies. The foreign currency net monetary assets (liabilities) of subsidiaries which adopt a different reporting currency are as follows:

| | Total 2001 | Total 2002 |
|---|---|---|
| | (£ thousand) | |
| US dollar | 7,137 | 4,632 |
| Singapore dollar | (693) | (1,400) |
| Australian dollar | 1,435 | 1,904 |
| Euro currencies | (161) | (45) |
| Other | 557 | 3,109 |

6.26 *Provisions for liabilities and charges*

| | Provisions for liabilities on expiry of lease | Provision for NIC on unapproved share options | Provision for liabilities on pension scheme | Deferred taxation | Total |
|---|---|---|---|---|---|
| | | | (£ thousand) | | |
| **At 30 September 2000** | **200** | **151** | **—** | **1,103** | **1,454** |
| Released in year | (200) | (92) | — | — | (292) |
| Arising on acquisitions | — | — | 6,020 | (591) | 5,429 |
| Provided on revaluation of fixed asset investment | | | | 1,900 | 1,900 |
| Charged to profit and loss account | — | — | — | 1,353 | 1,353 |
| **At 30 September 2001 (original)** | **—** | **59** | **6,020** | **3,765** | **9,844** |
| Reversal on adoption of FRS 19 | — | — | — | (1,900) | (1,900) |
| **At 30 September 2001 (as restated)** | **—** | **59** | **6,020** | **1,865** | **7,944** |
| Released in the year | — | (59) | (521) | 156 | (424) |
| Credit to profit and loss account | — | — | — | (608) | (608) |
| **At 30 September 2002** | **—** | **—** | **5,499** | **1,413** | **6,912** |

The adoption of FRS 19 has been recorded as a prior year adjustment. The effect of this has been to decrease the opening deferred tax provision by £1.9 million and to increase the opening revaluation reserve by £1.9 million.

The elements of deferred taxation are as follows:

| | 2001 (original) | 2001 (restated) | 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| Revaluation of fixed asset investment | 1,900 | — | — |
| Deficit on defined benefit pension scheme | (1,806) | (1,806) | (1,650) |
| Accelerated capital allowances | — | — | 345 |
| Other timing differences | 3,671 | 3,671 | 2,718 |
| | 3,765 | 1,865 | 1,413 |

Timing differences represent deferred taxation in respect of the profits of certain overseas subsidiary undertakings to the extent that dividends are expected to be remitted to the UK in the foreseeable future.

There is an unrecognised deferred tax asset in a UK subsidiary undertaking of £917,000 at 30 September 2001 and at 30 September 2002. In addition there are unrecognised deferred tax assets in certain overseas subsidiary undertakings amounting to £2.5 million at 30 September 2001 and £1.7 million at 30 September 2002.

6.27 *Commitments*

**Operating leases**

The Group has commitments for payments in the next year under operating leases which expire as follows:

| | Land and buildings | | Motor vehicles and plant and equipment | |
|---|---|---|---|---|
| | 2001 | 2002 | 2001 | 2002 |
| | | (£ thousand) | | |
| Within one year | 66 | 1,238 | 72 | 16 |
| Between two and five years | 609 | 974 | 16 | 6 |
| After five years | 3,512 | 3,554 | — | — |
| | 4,187 | 5,766 | 88 | 22 |

**6.28** *Pension costs*

The Group has applied the phased transitional rules under Finance Reporting Standard 17 *Retirement Benefits*. The disclosures given in (a) are those required under Statement of Standard Accounting Practice 24: *Accounting for pension costs*, whilst disclosures required under FRS 17 to the extent not given in (a) are set out in (b).

(a) The Group operates two defined benefit schemes in the UK, the CGA Staff Pension Fund, and the Murray Johnstone Retirement Benefits Plan. Both schemes are closed to new membership and to future service accruals. The Group also operates three defined contribution schemes worldwide.

The total contributions charged to profit in respect of the schemes operated by the Group were as follows:

| | 2001 | 2002 |
|---|---|---|
| | (£ thousand) | |
| a) In respect of the Group's money purchase schemes: | | |
| Pension cost charged to profit on ordinary activities | 3,509 | 4,332 |
| b) In respect of the Group's defined benefit schemes: | | |
| Pension cost charged to profit on ordinary activities | 494 | 145 |

**CGA Staff Pension Fund**

The cost was based on the independent actuarial valuation carried out as at 1 April 2001, made by a qualified actuary using the Minimum Funding Requirement ("MFR") basis. The main assumptions were:

| | |
|---|---|
| Discount rate—before retirement | 9% |
| —after retirement | 8% |
| Pensions increases | 3.5% |
| Price inflation | 4% |

The market value of the scheme's assets at 1 April 2001 was £4,093,000 and the actuarial value of these assets represented 89% of the value of the benefits that had accrued to members. There is now no further accrual of benefits in the scheme. The Company has agreed to make contributions of £145,000 annually until 2007 to bring the scheme back to 100% funding on the MFR basis.

**Murray Johnstone Retirement Benefits Plan**

The cost was based on the independent actuarial valuation carried out as at 30 June 1999, made by a qualified actuary using the Projected Unit Method. A full actuarial valuation was carried out at 30 June 2001, by a qualified independent actuary using the Minimum Funding Requirement ("MFR") basis. The main assumptions were:

| | |
|---|---|
| Discount rate—before retirement | 7.25% |
| —after retirement | 6.00% |
| Pensions increases | 2.75% |
| Salary inflation | 4.75% |
| Price inflation | 2.75% |

The market value of the schemes assets at 30 June 2001 was £26,912,000 and the actuarial value of these assets represented 82% of the value of the benefits that had accrued to members. There is now no further accrual of benefits in the scheme. The Company has agreed to make contributions of £85,000 monthly over a ten year period to bring the Scheme back to 100% funding on the MFR basis.

(b) A full actuarial valuation was carried out at 30 June 2001 in respect of the Murray Johnstone Retirement Benefits Plan, and updated to 30 September 2002 by a qualified independent actuary. A full actuarial valuation was carried out at 1 April 2001 in respect of the CGA Staff Pension Fund, and updated to 30 September 2002 by a qualified independent actuary.

*Main assumptions*

The financial assumptions used by the actuaries to calculate scheme liabilities under FRS 17 were (in nominal terms):

| | Murray Johnstone Retirement Benefits Plan at 30 September 2001 | Murray Johnstone Retirement Benefits Plan at 30 September 2002 | CGA staff Pension Fund at 30 September 2001 | CGA staff Pension Fund at 30 September 2002 |
|---|---|---|---|---|
| Valuation method | Projected unit | Projected unit | Projected unit | Projected unit |
| Discount rate | 6.25% | 5.75% | 6.25% | 5.75% |
| Pension increases | | | | |
| —pre July 1997 accrual | 5.00% | 5.00% | 5.00% | 5.00% |
| —post July 1997 accrual | 2.40% | 2.25% | 2.40% | 2.25% |
| Contributory salary increases | 4.40% | 4.25% | n/a | n/a |
| Price inflation | 2.40% | 2.25% | 2.40% | 2.25% |

The assumptions used by the actuaries are considered to represent the best estimates chosen from a range of actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

*Projected position*

The market value at 30 September 2002 of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain were:

| | Murray Johnstone Retirement Benefits Plan | | | | CGA Staff Pension Fund | | | |
|---|---|---|---|---|---|---|---|---|
| | At 30 September 2001 | | At 30 September 2002 | | At 30 September 2001 | | At 30 September 2002 | |
| | % | (£'000) | % | (£'000) | % | (£'000) | % | (£'000) |
| The assets in the scheme and the expected rate of return were: | | | | | | | | |
| Equities | 7.50% | 18,454 | 6.75% | 16,347 | 7.50% | 1,057 | 6.75% | 681 |
| Bonds | 5.00% | 3,206 | 3.75% | 1,619 | 5.00% | 2,639 | 3.75% | 2,787 |
| Cash | 4.50% | 1,408 | 3.25% | 1,064 | 4.50% | 55 | 3.25% | 41 |
| Total market value of assets | | 23,068 | | 19,030 | | 3,751 | | 3,509 |
| Actuarial value of liabilities | | (34,168) | | (38,874) | | (4,629) | | (4,796) |
| Deficits in the schemes | | (11,100) | | (19,844) | | (878) | | (1,287) |
| Related deferred tax assets | | 3,330 | | 5,953 | | 263 | | 386 |
| Net pension liabilities | | (7,770) | | (13,891) | | (615) | | (901) |

The amount of this net pension liability would have a consequential effect on net assets and reserves as set out in the table below.

| | Net assets | Reserves |
|---|---|---|
| | (£ thousand) | |
| **Effect on Consolidated Group Balance sheet** | | |
| Excluding pension liabilities | 207,188 | (7,173) |
| Pension liabilities | (14,792) | (14,792) |
| SSAP24 pension liability | 3,849 | 3,849 |
| Including pension liabilities | 196,245 | (18,116) |

An element of the deficit relating to the Murray Johnstone Scheme was recognised at the date of acquisition of the Murray Johnstone Group. A provision of £5,499,000 (£3,849,000 net of deferred tax) is included within Provisions for liabilities and charges. This provision is being released in line with contributions now being made.

| | Murray Johnstone Retirement Benefits Plan 2002 | CGA Staff Pension Fund 2002 |
|---|---|---|
| | (£ thousand) | |
| **Movement in deficit during the year** | | |
| Deficit in scheme at beginning of year | (11,100) | (878) |
| Movement in year: | | |
| Contributions | 614 | 145 |
| Net interest cost | (509) | (69) |
| Actuarial loss | (8,849) | (485) |
| Deficit in scheme at end of year | (19,844) | (1,287) |

If FRS 17 had been fully adopted in these financial statements the pension costs for deferred benefits schemes would have been:

| | Murray Johnstone Retirement Benefits Plan 2002 | CGA Staff Pension Fund 2002 |
|---|---|---|
| | (£ thousand) | |
| **Analysis of the amount charged to operating profit** | | |
| Service cost | — | — |
| Past service cost | — | — |
| Total operating charge | — | — |
| **Analysis of net return on pension scheme** | | |
| Expected return on pension scheme assets | 1,601 | 213 |
| Interest on pension liabilities | (2,110) | (282) |
| Net return | (509) | (69) |
| **Analysis of amount recognised in statement of total recognised gains and losses (STRGL)** | | |
| Actual return less expected return on assets | (5,447) | (350) |
| Experience gains and losses on liabilities | 173 | 92 |
| Changes in assumptions | (3,575) | (227) |
| Net loss recognised | (8,849) | (485) |

| | Murray Johnstone Retirement Benefits Plan 2002 | | CGA Staff Pension Fund 2002 | |
|---|---|---|---|---|
| | (£'000) | % | (£'000) | 2002 % |
| **History of experience gains and losses** | | | | |
| Difference between expected and actual return on scheme assets | (5,447) | (28.6) | (350) | (10.0) |
| Experience gains and losses on scheme liabilities | 173 | 0.4 | 92 | 1.9 |
| Total amount recognised in statement of total recognised gains and losses | (8,849) | (22.8) | (485) | (10.1) |

**6.29** ***Related party transactions***

Phoenix Investment Partners ("PIP"), a subsidiary of The Phoenix Companies Inc ("Phoenix"), manages assets on behalf of the Group and during the year the value of the assets managed by PIP amounted to £69m at 30 September 2001 and £36m at 30 September 2002. PIP earned fees totalling £119,000 and £145,000 in 2001 and 2002 respectively based on the value of assets managed, calculated on a monthly basis. Also, the Group are sub-advisers to the international and global portfolio managed by PIP (valued at £264m at 30 September 2001 and £187m at 30 September 2002). The Group earned £1,153,000 and £794,000 in the years ended 30 September 2001 and 30 September 2002 respectively in sub-advisory fees which are based on the average value of the assets managed. As at 30 September 2001 and 2002 the total amount due by PIP to the Group amounted to £69,000 and £49,000 respectively, and is included in debtors.

During the two years ended 30 September 2001 and 2002 the Group managed funds, in the ordinary course of business, on behalf of the Scottish Provident Institution ("SPI"). Under the terms of the investment management agreement the Group earned fees totalling £12,787,000 and £5,664,000 in 2001 and 2002 respectively calculated on a monthly basis according to the value of funds under management. The funds managed included investments in the Aberdeen range of units and, to the extent that the fees earned from those unit trusts exceed the fee to which the Group was entitled under the terms of the agreement, the excess was repaid to SPI. As at 30 September 2001 amounts totalling £503,000 were due to SPI, and are included within creditors. The balance at 30 September 2002 was £nil. In addition, on termination of the investment management agreement the Group received compensation of £8,900,000.

Phoenix has a substantial interest in the Company holding 38,100,000 (21.7%) of the ordinary shares in issue at 30 September 2002. SPI was also a substantial shareholder in the Company until 3 May 2001.

**6.30** ***Contingent liabilities***

The UK split capital closed end fund sector has suffered acutely since its de-rating in September 2001.

The Group has acted as manager of a total of 20 split capital closed-end funds ("Splits") in recent years. The value of gross assets managed for Splits peaked at £3.4 billion (including £1.2 billion financed by borrowings) in January 2001. This represented 11.4% of the Group's total assets under management at that time and approximately 25% of the assets of the Splits sector as a whole.

At 30 September 2002 the Group managed assets of £1.3 billion (including £235 million of borrowings) for 15 Splits, representing 5.4% of the Group's total assets under management. Since the year end, the total has reduced to £1.1 billion (4.7% of total assets) managed for 13 Splits.

Across the sector a number of Splits have suspended trading in their shares and, of these, 4 were managed by Aberdeen—Aberdeen Preferred Income, Aberdeen High Income and Media & Income, each of which is in administrative receivership, and Leveraged Income which has been placed in liquidation, which at the time had aggregate borrowings of £192 million against assets of £167 million.

The FSA has commenced a review of the Splits sector and Aberdeen is among the companies which have been interviewed by the FSA and been requested to provide further information. The Group has at all times co-operated with the FSA in their review and will continue to do so. Aberdeen has also given evidence on two occasions to the Treasury Select Committee, which is carrying out its own review.

There has also been speculation that legal actions may be brought against a range of parties involved in the split capital sector. No legal action has been served against any company in the Aberdeen Group and in the event that the Group were to be included in any such proceedings these would be vigorously defended.

The Board believes that the Group has at all times acted with integrity and in accordance with all relevant regulations and laws. It is important to understand that Splits are not regulated products under the Financial Services Act, although the companies which manage these funds are themselves regulated by the FSA. Having taken legal advice and reviewed the present progress of regulatory proceedings, the Board does not consider that any provision is appropriate.

However, the Group does manage one UK retail unit trust, Progressive, which invests in the zero dividend preference shares of a range of Splits. Progressive is a regulated product in terms of the Financial Services Act. The FSA has been investigating into the marketing and management of this fund, which also comes within the remit of FOS. The FOS has the power to require compensation to be paid to complainants, where it upholds relevant complaints. The FOS will usually make a preliminary determination, which a firm may challenge, followed by a final ruling. This will bind the firm (but not the complainant), although it may then seek judicial review of an adverse decision.

Zero dividend preference shares were, until the latter part of 2001 generally considered by market commentators to be low risk, but not no-risk investments and Progressive was promoted by Aberdeen as being a low risk fund. The Board considers that all marketing material issued in relation to Progressive compiled with regulatory requirements and fairly described the nature of the fund and risks involved in the light of available information and opinion in the market at the time.

The Aberdeen Group is in correspondence with the FOS, which has recently indicated its areas of concern in relation to Progressive. Although the FOS has not provided details of individual complaints that have been referred to it, the Aberdeen Group's legal advice is that there are good grounds for arguing that any complaints should not be upheld. Further, were the FOS ultimately to adjudicate against the Group, any compensation would need to take into account the circumstances of individual cases. There is currently so much uncertainty about both the number and quantum of claims that the Board considers it impossible to make any reasonable estimate of any potential liability to the Group. Accordingly, and as required by FRS 12, no provision for such claims has been made in these accounts.

However, the Board recognises the distress suffered by individual investors in Progressive as a result of the rapid change of sentiment and removal of liquidity from the zero dividend preference share sector since late 2001. The Group is working towards providing an uplift package to these investors, intended to take effect in August 2005, but no decision or commitment has been made in this respect.

To put this in context, the peak value of Progressive was approximately £80 million in September 2001. The portfolio is currently valued at some £22 million based on the market prices of the individual holdings of zero dividend preference shares. However, the portfolio stands at a discount of around 50% to the estimated underlying net asset values attributable to these holdings of approximately £45 million in the absence of any market movements or other change, this discount would be expected to narrow over time as the maturity dates of individual holdings are reached.

In the event that the contingent issues referred to above were to give rise to liabilities significantly in excess of the Group's insurance cover, certain asset sales would need to be considered. The Board is confident that, if this were to become necessary, such disposals could be achieved to above book value, including attributable goodwill. Whilst the position is necessarily uncertain, the Board considers having regard to the above courses of action open to them, that it is appropriate to prepare the accounts on a going concern basis.

**6.31** *Reconciliation of operating profit to operating cash flow*

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| Operating profit | 34,225 | 35,329 | 33,811 |
| Deprecation charges | 2,190 | 4,448 | 5,939 |
| Amortisation of goodwill | 1,251 | 12,610 | 19,640 |
| Amortisation of intangible assets | — | — | 1,565 |
| (Profit)/loss on disposal of tangible fixed assets | — | (385) | 32 |
| Loss on disposal of fixed asset investments | — | 22 | — |
| Loss on disposal of current asset investments | — | 32 | — |
| Amounts written off fixed and current asset investments | — | — | 2,651 |
| Accelerated depreciation and write off of tangible fixed assets | — | 1,662 | — |
| Share of results of associated undertakings | — | (119) | (67) |
| Increase (decrease) in provision for liabilities and charges | 151 | (292) | (521) |
| Decrease (increase) in stock | 149 | 122 | (350) |
| Decrease (increase) in debtors | 753 | (22,482) | 26,664 |
| Increase (decrease) in creditors | 8,028 | 10,722 | (50,345) |
| Provision for diminution in value of fixed asset investments | 481 | — | — |
| Net cash inflow from operating activities | 47,228 | 41,669 | 39,019 |

## 3. Unaudited interim results of Aberdeen as at and for the six months to 31 March 2003

The following is the text of Aberdeen's unaudited interim results for the six months ended 31 March 2003 published on 30 April 2003.

### "Chairman's Statement

Despite the continued bear market, the Group has made considerable advances during the last six months, notably in the reduction of debt through disposals and a continuing focus on the cost reduction programme that began in 2002. We have taken meaningful steps to reduce the cost base to a level more compatible with the current revenue base and market conditions, and this will continue to be kept under review. Such reductions will become more evident at the year end, once the effect of time lags become clearer, coupled with the expected reduction of operating costs from the property division.

Profit before taxation for the period was £41.9 million, compared to £10.8 million for the equivalent period last year. This represents earnings per share of 17.29p (2002: 2.71p). Excluding the effects of goodwill amortisation and exceptional items, pre-tax profit was £5.6 million against £22.2 million for the same period in 2002. Earnings per share on this basis were 2.01p (2002: 8.87p). Assets under management at 31 March 2003 were £20.0 billion (30 September 2002: £23.7 billion).

After the end of the half year period assets under management were reduced further as a result of the termination of a closed end fund mandate by Real Estate Opportunities Limited, from whom we will be pursuing compensation for the early termination of the management contract.

The Board has decided to pay an interim dividend of 2.0p per share. This is lower than the 3.85p per share paid at the interim stage in 2002, but is consistent with the rebalancing of the total dividend for 2002 undertaken at the year-end.

**Business Strategy**

Continued volatility and uncertainty remained the dominant themes in the period to 31 March 2003. The global bear market is now three years old, the FTSE has fallen some 45 per cent between March 2000 and March 2003 and, looking forward, economic indicators do not yet predict an early recovery. We are addressing our cost and operating structures and focusing on products and fund expertise where we can successfully compete and add value over the medium-term. We are strengthening our balance sheet by the disposal of non-core assets and are concentrating on the delivery of superior asset management performance.

**Asset Disposals and Financial Position**

On 15 January 2003 the Group announced the sale of the management rights of six UK retail funds assets to New Star. The transaction was completed on 21 February 2003, achieving proceeds of £86.8 million from the £1.73 billion of assets which transferred to New Star.

Last year, the Group also announced the planned disposal of Aberdeen Property Investors ("API"). We are in advanced negotiations with a limited number of interested parties for the sale of this division and we hope shortly to enter into exclusive negotiations with one potential buyer. We expect a sale to be completed before the end of June 2003.

The completion of the latter transaction will reduce the Group's assets under management to approximately £13.5 billion, comprising approximately 60 per cent equities and 40 per cent fixed income securities. The Group's net debt has reduced from £234.4 million at 30 September 2002 to £174.0 million at 31 March 2003. This represents a reduction in the gearing ratio from 113% to 76% and this will fall further after the API transaction.

Of the total net borrowings at 31 March 2003, bank term loans represent £51.0 million, compared to £122.7 million at 30 September 2002. This bank debt is now provided by a single lender, Bank of Scotland, the previous banking syndicate having been dissolved at 31 March 2003. As stated previously we do not intend to make further significant disposals, but we do expect to make additional, but much smaller, disposals during the year, in particular in areas of duplication or in skills which do not reflect our strategic priorities.

### Refined investment processes

We have aimed to increase the consistency within our investment process in order to achieve strong performance and to differentiate our funds from our competitors. We have streamlined and refocused our investment management teams, adopting the very clear investment process developed in our Asian operation, which is grounded on proprietary research and traditional valuation models. We have now brought key disciplines and controls to a consistent standard across all equity investment teams in the Group. The process consists of fundamental analysis of companies and stocks, undertaken internally and with a detailed audit trail. As a result, unconstrained portfolios under our management can take very clear portfolio positions. Such portfolios, characterised by clear and disciplined in-house research, should mark our funds as distinctive, as well as meeting the highest standards demanded by investment consultants and discretionary managers. A similar exercise is nearing completion in respect of the fixed income division.

| Type of asset under management | |
|---|---|
| Equities | 42% |
| Fixed interest & cash | 27% |
| Property | 31% |

The sale of the management rights to New Star included the disposal of £1.2 billion of assets within three funds in the fixed income sector. Two fixed income fund managers transferred to New Star as part of this transaction, but our capability in this area is undiminished, with a team of twenty four fund managers continuing to manage £5.3 billion of fixed income assets. We are in the course of launching replacement funds to service the significant assets managed on behalf of several institutional clients which did not transfer to New Star. These funds, together with our existing offshore funds, will continue to be marketed to institutions and professional investors.

### UK and European open ended funds

The substantial retail outflows that were being experienced in the widely-held UK funds in the last quarter of 2002 have effectively ceased following the sale of management rights to New Star, and March 2003 has seen a return to net fund inflows with very limited outflows overall. The experience in our Dublin and Luxembourg domiciled funds, with assets of £845 million, has been much less influenced by events in the UK and we have experienced net inflows overall, albeit at subdued levels. Recent months have been characterised by interest in our funds investing in the Asia-Pacific region, which are demonstrating very strong performance. Fund inflows from continental Europe have been broadly based, originating over the half-year from Italy, Switzerland and the Nordic Region. More generally, our fund sales focus has shifted from retail to a much more focussed universe of intermediaries, in particular discretionary fund managers and fund-of-fund managers.

### Investment Trusts

The Group manages or advises 12 conventional investment trusts, currently some £1.3 billion of assets under management. Our funds overall have seen strong relative performance over the period. In Standard & Poor's Fund Performance Awards in February 2003, we won four awards, including "Best UK Investment Trust Manager 2003". The Group won the top position in the larger investment trust companies category for performance over one, three and five years. Many investment trusts have found the bear market very taxing. Weakness in the secondary market has meant that buy-backs across the sector are likely to continue in the foreseeable future. We remain committed to supporting our investment trust clients by way of dedicated teams and specialist expertise devoted to this area of our business. The advent of Treasury Shares later in the year is expected to provide another source of flexibility in enabling UK investment trusts to manage their structures.

### Split capital closed end funds

During the period the Group advised 13 split capital closed end funds listed on the London Stock Exchange with assets of £1.0 billion. The Group continues to be at the forefront of industry efforts, across a range of initiatives, to improve transparency, best practice and investor communications. The Group supports the UK's Treasury Select Committee's February recommendation that the Financial Services Authority and Financial Ombudsman Service investigations are completed quickly and continues to co-operate fully.

Shortly after the period end, the board of Real Estate Opportunities Limited ("REO") announced its intention to terminate Aberdeen's management contract with immediate effect. We regret that extensive mediation over several months with this company failed to resolve mutual concerns. We do not accept the validity of REO's decision to terminate the contract without notice and we will be taking appropriate action to recover all sums due to the Group under the terms of the contract.

**UK Private Equity**

The Group's private equity division, Aberdeen Murray Johnstone Private Equity ("AMJPE") at the period end, had £480 million of assets under management. In AMJPE's target market, activity levels are less dependent on the stock market appetite for new issues. This has been reflected in a number of very successful trade sales of investee companies during the period. The seven regional offices have remained very active and are exploring a large variety of transactions. The difficulties created by the tough economic environment and the increasingly risk-averse approach of the banking market should lead to an increased number of opportunities for our team. In addition, the falls in stock market indices over the last three years have led to more realistic pricing expectations.

| Geographical profile of equities | |
|---|---|
| UK & Ireland | 56% |
| Asia-Pacific ex Japan | 16% |
| Continental Europe | 13% |
| North America | 9% |
| Japan | 4% |
| Emerging markets | 2% |

**Asia Pacific**

Our Asian operations continue to perform well, with profits in line with forecast thanks to tight cost management and the high allocation to fixed income funds. However, weak equity markets and increasing risk aversion have noticeably affected Singaporean retail fund volumes, with the climate for new launches poor. We have maintained local brand marketing expenditure in Singapore and, to a lesser extent, Hong Kong. Interest in our product range from the institutional market globally has been high on the back of very strong performance and process integrity. We have gained some new assets locally over the period and we are participating in numerous tenders world-wide. As in the UK, the alignment of our investment process in Sydney is paying off in terms of performance and in enabling us to gain access to influential intermediaries.

**North America**

The Canadian and US markets continue to show interest in our specialist fund management product range. Performance has been strong, particularly among our bond funds. Aberdeen Asia-Pacific Income Fund, Inc., our largest closed-end fund with assets of US$2.0 billion, was the top-performing fund for the year ended 31 December 2002, among the 340 U.S. closed-end bond funds reviewed by Lipper, Inc. Lipper also ranked the Aberdeen Global Income Fund, Inc., which has assets of US$132.6 million, the second best performing closed-end bond fund for the same period. Net asset value total returns for these funds for the year 2002 were 25.5% and 21.9% respectively. The US operation has also seen encouraging inflows of assets from a number of Chilean pension funds, and we now manage assets on behalf of the four largest pension fund managers, representing about 80% of Chilean pension fund assets, among our clients.

| Funds profile | |
|---|---|
| Institutional funds | 61% |
| Investment trusts & closed-end funds | 21% |
| Unit trusts | 10% |
| Offshore funds | 4% |
| Private clients | 2% |
| Private equity | 2% |

**Property**

The UK commercial property market has been stable during the period overall, showing a 1% rise, with Continental Europe and the Nordic Region performing similarly. Aberdeen Property Investors ("API") experienced a steady six months in all areas of its business, with assets under management at £5.9 billion (up 1.3 per cent since September 2002). Overall, the business is in strong shape with both domestic and European successes. API has won several small mandates and has been encouraged by its appointment by Ilmarinen, a Finnish insurer, to advise on investing up to €750 million in Eurozone countries. This consolidates API's position as the leading provider of pan-European indirect investment management services to Nordic institutions. Led by its Dutch office, API has also recently raised a further €70 million of institutional capital for its Pan-European logistics fund, the C€logix Property Fund.

**Outlook**

Following the Iraq war and now to some extent with the SARS threat in Asia, the risk of decline in global economic activity in coming months has increased. Longer-term we expect post war economic growth to recover only gradually through the second half of 2003 and 2004. The outlook for all fund management companies continues to be uncertain but we believe that the early and proactive steps taken last year and in more recent months have placed the Group in a healthy position with newly strengthened and defined investment processes in place. Good performance should, in turn, lead to fund inflows and increased revenues, underpinned by a far stronger financial position as a result of disposals and cost reduction.

**C L A Irby**
Chairman
30 April 2003

## Group Profit and Loss Account
### for the six months to 31 March 2003

| | Notes | 6 mths to 31 Mar 2003 | 6 mths to 31 Mar 2002 | Year to 30 Sept 2002 |
|---|---|---|---|---|
| | | | (£ thousand) | |
| Turnover—fixed margin property management | | 7,376 | 5,886 | 11,899 |
| Turnover—other | | 67,547 | 88,434 | 180,179 |
| Total turnover | | 74,923 | 94,320 | 192,078 |
| Operating expenses | | | | |
| —Fixed margin property management | | (6,680) | (5,435) | (11,030) |
| —Other | | (54,961) | (59,233) | (123,771) |
| —Exceptional costs | 2 | (2,965) | (2,128) | (5,621) |
| Amortisation of goodwill | | (9,179) | (9,180) | (19,640) |
| Total administrative expenses | | (73,785) | (75,976) | (160,062) |
| Other operating income—exceptional | | — | — | 4,446 |
| Exceptional amounts written off investments | 2 | (5,783) | — | (2,651) |
| Operating profit before goodwill amortisation & exceptional items | | 13,282 | 29,652 | 57,277 |
| Amortisation of goodwill & exceptional items | | (17,927) | (11,308) | (23,466) |
| **Operating (loss) profit** | | **(4,645)** | **18,344** | **33,811** |
| Gain on disposal of management contracts | 2 | 54,237 | — | — |
| Net interest payable and similar charges | | (7,700) | (7,502) | (15,533) |
| **Profit on ordinary activities before taxation** | | **41,892** | **10,842** | **18,278** |
| Tax on profit on ordinary activities | | (10,817) | (5,362) | (11,184) |
| **Profit for the financial period** | | **31,075** | **5,480** | **7,094** |
| Minority interests—equity | | (320) | (164) | (216) |
| **Profit attributable to shareholders** | | 30,755 | 5,316 | 6,878 |
| **Dividends** | | | | |
| Equity dividends on ordinary shares | 1 | (3,539) | (6,725) | (10,500) |
| Non equity dividends on preference shares | | (318) | (593) | (1,132) |
| | | (3,857) | (7,318) | (11,632) |
| **Retained profit (loss) for the financial period** | | **26,898** | **(2,002)** | **(4,754)** |
| **Earnings per share—basic** | | | | |
| Before goodwill amortisation & exceptional items | 4 | 2.01p | 8.87p | 16.51p |
| After goodwill amortisation & exceptional items | 4 | 17.29p | 2.71p | 3.29p |
| **Earnings per share—diluted** | | | | |
| Before goodwill amortisation & exceptional items | 4 | 2.01p | 8.37p | 16.47p |
| After goodwill amortisation & exceptional items | 4 | 17.29p | 2.79p | 3.28p |

Turnover and operating (loss) profit arise wholly from continuing activities.

There is no material difference between the profit on ordinary activities before taxation above and the historic cost equivalent.

**Statement of Total Recognised Gains and Losses**

**for the six months to 31 March 2003**

| | Notes | 6 mths to 31 Mar 2003 | 6 mths to 31 Mar 2002 (restated) | Year to 30 Sept 2002 |
|---|---|---|---|---|
| | | | (£ thousand) | |
| Profit attributable to shareholders | | 30,755 | 5,316 | 6,878 |
| Revaluation of fixed asset investment | 7 | 3,171 | 2,465 | 2,521 |
| Translation of foreign currency net investments | | 819 | 404 | (735) |
| **Total recognised gains and losses for the period** | | **34,745** | **8,185** | **8,664** |
| Prior period adjustment | 9 | — | 1,900 | 1,900 |
| **Total gains recognised since last report** | | **34,745** | **10,085** | **10,564** |

## Group Balance Sheet
## as at 31 March 2003

| | Notes | 31 Mar 2003 | 31 Mar 2002 (restated) | 30 Sept 2002 |
|---|---|---|---|---|
| | | | (£ thousand) | |
| **ASSETS** | | | | |
| **Fixed assets** | | | | |
| Intangible assets | | 47,251 | 81,946 | 76,820 |
| Goodwill | | 324,221 | 342,174 | 331,792 |
| Tangible assets | | 16,987 | 18,813 | 17,452 |
| Investments | | 36,146 | 32,658 | 36,280 |
| | | **424,605** | **475,591** | **462,344** |
| **Current assets** | | | | |
| Stock | | 284 | 730 | 720 |
| Debtors | | 41,974 | 100,526 | 55,807 |
| Investments | | 6,145 | 4,765 | 2,932 |
| Cash at bank and in hand | 5 | 7,813 | 35,540 | 32,490 |
| | | **56,216** | **141,561** | **91,949** |
| **Assets attributable to equity shareholders** | | **480,821** | **617,152** | **554,293** |
| Assets of long-term life assurance business | | 242,126 | 369,975 | 255,824 |
| **Total assets** | | **722,947** | **987,127** | **810,117** |
| **LIABILITIES** | | | | |
| **Capital and reserves** | | | | |
| Called up share capital | 6 | 28,034 | 38,421 | 38,411 |
| Capital redemption reserve | 6 | 20,772 | 10,343 | 10,395 |
| Share premium account | | 19,205 | 18,425 | 19,203 |
| Merger reserve | | 133,994 | 133,994 | 133,994 |
| Revaluation reserve | 7 | 15,529 | 11,563 | 12,358 |
| Profit & loss account | | 10,203 | (3,130) | (7,173) |
| **Shareholders' funds** | | | | |
| Equity | | 217,394 | 188,931 | 186,503 |
| Non-equity | | 10,343 | 20,685 | 20,685 |
| | | **227,737** | **209,616** | **207,188** |
| **Minority Interest—equity** | | 776 | 374 | 456 |
| **Creditors: due within one year** | | 137,428 | 137,934 | 134,888 |
| **Creditors: due after more than one year, including convertible debt** | | | | |
| Creditors | | 10,947 | 137,781 | 108,061 |
| Convertible debt | | 97,157 | 122,760 | 96,788 |
| | | 108,104 | 260,541 | 204,849 |
| **Provisions for liabilities and charges** | | 6,776 | 8,687 | 6,912 |
| | | **480,821** | **617,152** | **554,293** |
| Liabilities of long-term life assurance business | | 242,126 | 369,975 | 255,824 |
| **Total liabilities** | | **722,947** | **987,127** | **810,117** |

## Summary Group Cash Flow Statement
## for the six months to 31 March 2003

| | Notes | 6 mths to 31 Mar 2003 | 6 mths to 31 Mar 2002 | Year to 30 Sep 2002 |
|---|---|---|---|---|
| | | | (£ thousand) | |
| **Net cash inflows from operating activities** | | | | |
| Core cashflow from operating activities | | 13,465 | 8,401 | 47,227 |
| Effects of short-term timing differences on unit trust settlements | | (8,025) | (9,368) | (8,208) |
| | 3 | 5,440 | (967) | 39,019 |
| Returns on investments and servicing of finance | | (7,684) | (8,524) | (18,037) |
| Taxation paid | | (875) | (1,924) | (7,154) |
| Capital expenditure and financial investment | | 79,403 | (7,667) | (12,522) |
| Acquisitions and disposals | | (2,208) | (25,217) | (22,897) |
| Equity dividends paid | | (3,774) | (11,503) | (18,245) |
| **Net cash inflow (outflow) before financing** | | 70,302 | (55,802) | (39,836) |
| **Financing** | | | | |
| Issue of share capital | | — | 11 | 42 |
| Redemption of share capital | | (10,342) | (10,343) | (10,495) |
| (Decrease) increase in debt | | (71,762) | 53,587 | 24,433 |
| **Decrease in cash** | | **(11,802)** | **(12,547)** | **(25,856)** |

| Reconciliation of net cash flow to movement in net debt | Notes | 6 mths to 31 Mar 2003 | 6 mths to 31 Mar 2002 | Year to 30 Sep 2002 |
|---|---|---|---|---|
| | | | (£ thousand) | |
| Decrease in cash | | (11,802) | (12,547) | (25,856) |
| Decrease (increase) in debt | | 71,762 | (53,587) | (24,433) |
| Amortisation of issue costs of convertible bonds | | (372) | — | (494) |
| Conversion of convertible bonds | | 3 | — | — |
| Translation difference | | 819 | 404 | (735) |
| **Movement in net debt in the period** | | **60,410** | **(65,730)** | **(51,518)** |
| **Net debt brought forward** | 6 | **(234,451)** | **(182,933)** | **(182,933)** |
| **Net debt carried forward** | 6 | **(174,041)** | **(248,663)** | **(234,451)** |

## Notes

### 1. Interim dividend

The interim ordinary dividend of 2p per share will be paid on 16 July 2003 to qualifying shareholders on the register at 13 June 2003.

### 2. Exceptional items

| | 6 mths to 31 Mar 2003 | 6 mths to 31 Mar 2002 | Year to 30 Sept 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| **Exceptional costs** | | | |
| Recognised within operating profit | | | |
| Redundancy, relocation and duplicate staff costs | 826 | 2,128 | 5,155 |
| Office closure costs | 309 | — | — |
| Other costs | 1,830 | — | 466 |
| | 2,965 | 2,128 | 5,621 |
| Amounts written off investments | 5,783 | — | 2,651 |
| | **8,748** | **2,128** | **8,272** |

The amounts written off investments represent provisions made against the value of both fixed asset and current asset investments.

| | | | |
|---|---|---|---|
| **Exceptional Income** | | | |
| Gain on disposal of management contracts | **54,237** | — | — |

The effect of this gain on the taxation charge for the period was a charge of £10,000,000.

### 3. Reconciliation of operating (loss) profit to operating cash flow

| | 6 mths to 31 Mar 2003 | 6 mths to 31 Mar 2002 | Year to 30 Sept 2002 |
|---|---|---|---|
| | | (£ thousand) | |
| Operating (loss) profit | (4,645) | 18,344 | 33,811 |
| Depreciation charges | 2,133 | 2,601 | 5,939 |
| Amortisation of goodwill | 9,179 | 9,180 | 19,640 |
| Amortisation of intangible assets | 1,044 | — | 1,565 |
| Profit on disposal of tangible fixed assets | — | — | 32 |
| Amounts written off fixed and current asset investments | 5,783 | — | 2,651 |
| Share of results of associated undertakings | — | — | (67) |
| Decrease in provisions for liabilities and charges | (510) | — | (521) |
| Decrease (increase) in stock | 436 | (360) | (350) |
| Decrease (increase) in debtors | 13,765 | (18,020) | 26,664 |
| Decrease in creditors | (21,745) | (12,712) | (50,345) |
| Net cash inflow (outflow) from operating activities | **5,440** | **(967)** | **39,019** |

| Analysis of the balances of cash as shown in the balance sheet | 31 Mar 2003 | Change in period | 30 Sept 2002 | Change in period | 31 Mar 2002 |
|---|---|---|---|---|---|
| | | | (£ thousand) | | |
| Net cash balances (note 5) | **7,813** | **(11,147)** | **18,960** | **(16,580)** | **35,540** |

| | 6 mths to 31 Mar 2003 | 6 mths to 31 Mar 2002 |
|---|---|---|
| | (£ thousand) | |
| **Analysis of changes in cash** | | |
| Net cash outflow before adjustment for the effects of foreign exchange | (11,802) | (12,547) |
| Effects of foreign exchange rate changes | 655 | 924 |
| | **(11,147)** | **(11,623)** |

**4. Earnings per share**

The calculations of earnings per share are based on the following profits and numbers of shares:

| | Basic | | | Diluted | | |
|---|---|---|---|---|---|---|
| | 6 mths to 31 Mar 2003 | 6 mths to 31 Mar 2002 | Year to 30 Sept 2002 | 6 mths to 31 Mar 2003 | 6 mths to 31 Mar 2002 | Year to 30 Sept 2002 |
| | (£ thousand) | | | | | |
| Profit attributable to shareholders | 30,755 | 5,316 | 6,878 | 30,755 | 5,316 | 6,878 |
| Less non-equity dividends | (318) | (593) | (1,132) | (318) | (593) | (1,132) |
| Interest saving, net of attributable taxation, on notional conversion of loan notes | — | — | — | — | 634 | — |
| Profit for financial period—FRS 14 basis | 30,437 | 4,723 | 5,746 | 30,437 | 5,357 | 5,746 |
| Amortisation of goodwill | 9,179 | 9,180 | 19,640 | 9,179 | 9,180 | 19,640 |
| Exceptional items (net of attributable taxation) | 8,157 | 1,553 | 3,474 | 8,157 | 1,553 | 3,474 |
| Gain on disposal of management contracts (net of attributable taxation) | (44,237) | — | — | (44,237) | — | — |
| Profit for the financial period before goodwill amortisation & exceptional items | **3,536** | **15,456** | **28,860** | **3,536** | **16,090** | **28,860** |

| | 31 Mar 2003 Number of shares | 31 Mar 2002 Number of shares | 30 Sept 2002 Number of shares |
|---|---|---|---|
| | | (£ thousand) | |
| Weighted average number of shares | | | |
| For basic earnings per share | 176,050 | 174,255 | 174,806 |
| Dilutive effect of convertible loan notes | — | 17,442 | — |
| Dilutive effect of exercisable share options and performance shares | — | 463 | 395 |
| For diluted earnings per share | **176,050** | **192,160** | **175,201** |

At 31 March 2003 the loan notes are no longer convertible and no performance shares remain in issue. The loan notes and share options currently in issue have no dilutive effect and have therefore been excluded from the above table. The Directors believe that the Group's results are more fairly represented by a measure of earnings per share which excludes exceptional items and amortisation of goodwill and

therefore also present earnings per share figures stated before these items are charged to the profit and loss account. The two measures of earnings per share can be reconciled as follows:

| | Basic | | | Diluted | | |
|---|---|---|---|---|---|---|
| | 6 mths to 31 Mar 2003 | 6 mths to 31 Mar 2002 | Year to 30 Sept 2002 | 6 mths to 31 Mar 2003 | 6 mths to 31 Mar 2002 | Year to 30 Sept 2002 |
| After goodwill amortisation & exceptional items —FRS 14 basis | 17.29p | 2.71p | 3.29p | 17.29p | 2.79p | 3.28p |
| Add: amortisation of goodwill | 5.21p | 5.27p | 11.23p | 5.21p | 4.78p | 11.21p |
| Add: exceptional items, net of attributable taxation | 4.64p | 0.89p | 1.99p | 4.64p | 0.80p | 1.98p |
| Less: gain on disposal of management contracts net of attributable taxation | (25.13)p | — | — | (25.13)p | — | — |
| Before goodwill amortisation & exceptional items | **2.01p** | **8.87p** | **16.51p** | **2.01p** | **8.37p** | **16.47p** |

### 5. Analysis of changes in net debt

| | At 30 Sept 2002 | Cash flow | Other non cash changes | Exchange movement | At 31 Mar 2003 |
|---|---|---|---|---|---|
| | | | (£ thousand) | | |
| Cash at bank and in hand | 32,490 | (25,332) | — | 655 | 7,813 |
| Bank overdraft | (13,530) | 13,530 | — | — | — |
| | 18,960 | (11,802) | — | 655 | 7,813 |
| Debt due within one year | (50,552) | — | (24,309) | 164 | (74,697) |
| Debt due after more than one year | (202,859) | 71,762 | 23,940 | — | (107,157) |
| | (253,411) | 71,762 | (369) | 164 | (181,854) |
| Total | **(234,451)** | **59,960** | **(369)** | **819** | **(174,041)** |

### 6. Share capital

During the period 10,342,000 redeemable preference shares of £1 were redeemed at par and £10,342,000 has been transferred to the capital redemption reserve.

### 7. Revaluation of fixed asset investment

The Group's investment in the ordinary shares of Lombard International Assurance SA ("Lombard"), has been revalued to reflect the relevant share of Lombard's most recently published embedded value.

### 8. Contingent liabilities

In the Annual Report to 30 September 2002 the Company made detailed disclosures in respect of contingent liabilities which might exist due to the Group's involvement in the management and marketing of split capital closed end funds ("Splits") and as manager of the Aberdeen Progressive Growth Unit Trust ("Progressive").

The investigation into the Splits sector by the Financial Services Authority ("FSA") continues and there has been no material change to the position disclosed in the 2002 Annual Report and in the Circular, dated 4 February 2003, sent to shareholders in respect of the sale of retail funds to New Star.

In respect of Progressive, Aberdeen has provided a full response to the Financial Ombudsman Service ("FOS") adjudicator's letter seeking the Group's observations and awaits a response from the FOS.

The Board reiterates its belief that the Group has at all times acted with integrity and in accordance with all relevant regulations and laws and that no provision is appropriate.

On 3 April 2003, the Board of Real Estate Opportunities Limited ("REO") announced that it had terminated the Group's management contract with immediate effect and indicated that it may consider taking action against Aberdeen in respect of losses incurred on its income portfolio. Aberdeen believes any such action or complaint to be unfounded and will defend any such action robustly. Neither does Aberdeen accept the validity of REO's termination without notice. The Group considers that its fees are properly payable and will take appropriate action to recover them, together with the termination payment due to the Group.

The Board, having taken appropriate advice, considers that there is no need for any provision in respect of any action threatened by REO.

**9.** The interim results have been prepared on the basis of the accounting policies set out in the Group's 2002 statutory accounts. The comparative figures for the period ended 31 March 2002 have been restated to reflect the accounting treatment in the annual report for the year ended 30 September 2002. The restatement had no effect on the profit on ordinary activities before taxation or shareholders's funds. The comparative figures for the financial year ended 30 September 2002 are not the company's statutory accounts for that year. Those accounts have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

**10.** Copies of this statement are being sent to all shareholders. Copies can be obtained from the Company's registered office, One Albyn Place, Aberdeen, AB10 1YG.

**Independent Review Report by KPMG Audit Plc to**

**Aberdeen Asset Management PLC**

**Introduction**

We have been instructed by the Company to review the financial information for the six months ended 31 March 2003 which comprises the Profit and Loss Account, Statement of Total Recognised Gains and Losses, Balance Sheet, Cash Flow Statement and Notes to the Accounts. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

**Directors' responsibilities**

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

**Review work performed**

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

**Contingent liabilities**

In forming our review conclusion, we have considered the adequacy of the disclosures made in note 8 to the interim report concerning the contingent liabilities of the Group in respect of the split-capital closed end fund sector generally, the Aberdeen Progressive Growth Unit Trust and any possible action by Real Estate Opportunities Limited and their potential impact on the Group's funding position. In view of the significance of this uncertainty, we consider that it should be drawn to your attention but our review conclusion is not qualified in this respect.

**Review conclusion**

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2003.

**KPMG Audit Plc**
Chartered Accountants
Aberdeen

30 April 2003"

PART III

**Financial and other information relating to Edinburgh**

## 1. Activities of the Edinburgh Group

The Edinburgh Group is an independent investment management group involved in the management of investment trusts, unit trusts and open-ended investment companies, pension funds, venture capital funds and other discretionary portfolios. As at 31 August 2003, funds under management amounted to approximately £3.3 billion.

## 2. Financial Information on Edinburgh

### 1 Nature of the Financial Information

The financial information contained in this section 2 of Part III has been extracted without material adjustment from the statutory accounts of Edinburgh for the three financial years ended 31 January 2003. The financial information contained in this Part III does not constitute statutory accounts within the meaning of section 240 of the Companies Act.

Statutory accounts of Edinburgh for the three financial years ended 31 January 2003, in respect of which KPMG Audit Plc issued unqualified reports under section 235 of the Companies Act (and such reports did not refer to any matters of fundamental uncertainty), have been delivered to the Registrar of Companies in Scotland and such reports did not contain any statements under sections 237(2) or (3) of the Companies Act.

### 2 Consolidated Profit and Loss Accounts

| | Notes | Year ended 31 January | | |
|---|---|---|---|---|
| | | 2001 | 2002 | 2003 |
| | | (£ thousand) | | |
| **Turnover** | *8.2* | 36,340 | 34,945 | 30,682 |
| **Administrative Expenses** | *8.3* | | | |
| —operating expenses | | (24,741) | (28,159) | (27,551) |
| —amortisation of goodwill | | (246) | (703) | (998) |
| —exceptional costs | | — | (3,029) | (2,534) |
| **Operating Profit/(Loss)** | | 11,353 | 3,054 | (401) |
| Gain/(loss) on disposals of investments | *8.5* | 498 | (180) | 59 |
| Exceptional investment write-downs | *8.6* | — | — | (1,292) |
| Other income | *8.7* | 793 | 718 | 532 |
| Interest payable | *8.8* | (434) | (816) | (943) |
| **Profit/(Loss) On Ordinary Activities Before Taxation** | | | | |
| —before goodwill and exceptionals | | 12,456 | 6,508 | 2,779 |
| —goodwill and exceptionals | | (246) | (3,732) | (4,824) |
| —after goodwill and exceptionals | | 12,210 | 2,776 | (2,045) |
| (Taxation)/relief on profit on ordinary activities | *8.9* | (3,634) | (1,167) | 314 |
| **Profit/(Loss) on Ordinary Activities After Taxation** | | 8,576 | 1,609 | (1,731) |
| **Dividends** | *8.10* | (7,014) | (3,507) | — |
| Retained profit/(loss) for the year | | 1,562 | (1,898) | (1,731) |
| **Earnings Per Share** (before goodwill and exceptional items) | *8.11* | 31.4p | 16.2p | 7.0p |
| **Earnings/(Loss) Per Share** (after goodwill and exceptional items) | *8.11* | 30.5p | 5.7p | (6.1p) |
| **Fully Diluted Earnings/(Loss) Per Share** | *8.11* | 30.2p | 5.7p | (6.1p) |

## 3 Consolidated Balance Sheets

| | Notes | As at 31 January 2001 | 2002 | 2003 |
|---|---|---|---|---|
| | | (£ thousand) | | |
| **Fixed assets** | | | | |
| Intangible assets—goodwill | *8.12* | 7,142 | 18,449 | 18,276 |
| Tangible assets | *8.13* | 2,783 | 3,529 | 3,120 |
| Investments | *8.14* | 9,219 | 4,696 | 3,213 |
| Own shares | *8.15* | 2,091 | 2,015 | 199 |
| | | 21,235 | 28,689 | 24,808 |
| **Current assets** | | | | |
| Stock of shares and units | | 803 | 307 | 14 |
| Debtors | *8.17* | 11,233 | 14,752 | 6,281 |
| Cash and deposits | | 13,255 | 9,294 | 13,280 |
| | | 25,291 | 24,353 | 19,575 |
| **Creditors: amounts falling due within one year** | | | | |
| Bank overdraft | | 4,068 | 12,649 | 2,699 |
| Taxation and social security | | 2,880 | 1,635 | 557 |
| Other creditors | *8.18* | 13,648 | 17,542 | 15,550 |
| Proposed final dividend | | 4,762 | 2,385 | — |
| | | 25,358 | 34,211 | 18,806 |
| **Net current (liabilities)/assets** | | (67) | (9,858) | 769 |
| **Total assets less current liabilities** | | 21,168 | 18,831 | 25,577 |
| **Creditors**—amounts falling due after more than one year | *8.19* | 4,279 | 5,268 | 14,365 |
| **Provisions for liabilities and charges** | *8.20* | 97 | 103 | 117 |
| | | 16,792 | 13,460 | 11,095 |
| **Capital and reserves** | | | | |
| Called up share capital | *8.21* | 1,423 | 1,424 | 1,426 |
| Reserves | *8.22* | 15,369 | 12,036 | 9,669 |
| Equity Shareholders' Funds | | 16,792 | 13,460 | 11,095 |

## 4 Consolidated Cash Flow Statement

| | Year ended 31 January 2001 | 2002 | 2003 |
|---|---|---|---|
| | (£ thousand) | | |
| Cash inflow from operating activities | 15,584 | 4,054 | 6,555 |
| Returns on investment and servicing of finance | 468 | 93 | (349) |
| Taxation | (3,894) | (2,568) | (465) |
| Capital expenditure and financial investment | (1,913) | 1,839 | 751 |
| Acquisitions and disposals | (548) | (10,003) | (2,976) |
| Equity dividends paid | (6,898) | (5,884) | (2,385) |
| Cash inflow/(outflow) before financing | 2,799 | (12,469) | 1,131 |
| Financing | 1,180 | (73) | 12,805 |
| Increase/(decrease) in cash in the year | 3,979 | (12,542) | 13,936 |

## Notes to cash flow statement

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | | (£ thousand) | |
| **Reconciliation of operating profit to operating cash flows** | | | |
| Operating profit/(loss) | 11,353 | 3,054 | (401) |
| Depreciation charge | 392 | 511 | 535 |
| Amortisation of goodwill | 246 | 703 | 998 |
| (Gain)/loss on disposal of fixed assets | (12) | 17 | (25) |
| Decrease in stock of shares and units | 219 | 541 | 293 |
| (Increase)/decrease in debtors | (1,080) | (2,710) | 8,448 |
| Increase/(Decrease) in creditors | 4,466 | 1,938 | (3,293) |
| Cash inflow from operating activities | 15,584 | 4,054 | 6,555 |
| Net cash inflow before exceptional items | 15,584 | 6,310 | 8,270 |
| Outflow related to exceptional items | — | (2,256) | (1,715) |
| | 15,584 | 4,054 | 6,555 |
| Operating cash inflow excluding unit trust and OEIC dealing activity | 13,843 | 4,988 | 4,079 |
| Cash inflow/(outflow) relating to unit trust and OEIC dealing activity | 1,741 | (934) | 2,476 |
| | 15,584 | 4,054 | 6,555 |
| **Returns on investment and servicing of finance** | | | |
| Interest received | 637 | 609 | 523 |
| Dividends received | 41 | 90 | 46 |
| Other income | 111 | 31 | (108) |
| Interest paid | (321) | (637) | (810) |
| Cash inflow/(outflow) from investment and servicing of finance | 468 | 93 | (349) |
| **Capital expenditure and financial investment** | | | |
| Purchase of tangible assets | (2,520) | (1,201) | (198) |
| Purchase of investments | (3,812) | (81) | (11) |
| Purchase of own shares | (532) | (324) | — |
| Cost of own shares transferred to employees | 569 | 400 | 442 |
| Sale of tangible assets | 110 | 151 | 97 |
| Sale of investments | 4,272 | 2,894 | 421 |
| Cash (outflow)/inflow for capital expenditure and financial investment | (1,913) | 1,839 | 751 |
| **Acquisitions and disposals** | | | |
| Cash element on acquisition of subsidiary undertaking | (1,093) | (12,376) | (2,976) |
| Net cash acquired with subsidiary | 545 | 2,373 | — |
| Cash outflow arising on acquisitions and disposals | (548) | (10,003) | (2,976) |
| **Financing** | | | |
| Bank term loan | — | — | 13,250 |
| Issue of shares | 1,180 | 96 | 123 |
| Repayment of loan notes | — | (169) | (568) |
| Net cash inflow/(outflow) from financing | 1,180 | (73) | 12,805 |

**Analysis of changes in net debt**

| | 31 January 2001 | Cash Flow | 31 January 2002 | Cash Flow | 31 January 2003 |
|---|---|---|---|---|---|
| | | | (£ thousand) | | |
| Cash and deposits | 13,255 | (3,961) | 9,294 | 3,986 | 13,280 |
| Bank overdraft | (4,068) | (8,581) | (12,649) | 9,950 | (2,699) |
| Net cash | 9,187 | (12,542) | (3,335) | 13,936 | 10,581 |
| Loan notes | (2,761) | 169 | (2,592) | 568 | (2,024) |
| Bank term loan | — | — | — | (13,250) | (13,250) |
| Total | 6,426 | (12,373) | (5,947) | 1,254 | (4,693) |

## 5 Consolidated Statement of Total Recognised Gains and Losses

| | Year ended 31 January | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | | (£ thousand) | |
| Profit/(loss) for the year | 8,576 | 1,609 | (1,731) |
| Revaluation of investments | (689) | (1,530) | (757) |
| Total recognised gains and losses relating to the year | 7,887 | 79 | (2,488) |

## 6 Note of Historical Cost Profits and Losses

| | Year ended 31 January | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | | (£ thousand) | |
| Reported profit/(loss) on ordinary activities before taxation | 12,210 | 2,776 | (2,045) |
| Realisation of investment revaluation losses of prior years | (9) | (225) | (1,400) |
| Historical cost profit/(loss) for the year before taxation | 12,201 | 2,551 | (3,445) |
| Historical cost profit/(loss) for the year after taxation and dividends | 1,553 | (2,123) | (3,131) |

## 7 Reconciliation of movement in shareholders' funds

| | Year ended 31 January | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | | (£ thousand) | |
| Profit/(loss) for the year | 8,576 | 1,609 | (1,731) |
| Dividends | 7,014 | 3,507 | — |
| Retained profit/(loss) for the year | 1,562 | (1,898) | (1,731) |
| Other recognised losses | (689) | (1,530) | (757) |
| Issue of shares | 3,383 | 96 | 123 |
| Net addition to/(reduction in) shareholders funds | 4,256 | (3,332) | (2,365) |
| Shareholders' funds at start of year | 12,536 | 16,792 | 13,460 |
| Shareholders' funds at end of year | 16,792 | 13,460 | 11,095 |

## 8 Notes to the Financial Statements

### 8.1 *Accounting policies*

The significant accounting policies adopted in arriving at the financial information set out in these financial statements are as follows:

**Basis of preparation**

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain investments, and in accordance with applicable accounting standards.

**Basis of consolidation**

The Edinburgh Group accounts consolidate the accounts of the company and all its subsidiary undertakings.

**Turnover**

Turnover represents the amount receivable for the year in respect of income from fund management services and the net profit derived from open-ended fund trading.

**Operating lease payments**

Operating lease payments are charged in the profit and loss account in the year in which they are incurred.

**Pension contributions**

The majority of the Edinburgh Group's permanent employees are covered by a funded defined benefit pension scheme. Contributions are calculated by an external actuary and charged to the profit and loss account over the estimated service lives of the employees.

**Goodwill**

Goodwill arising on consolidation is capitalised and amortised over its estimated useful economic life up to a maximum of 20 years.

**Depreciation**

Fixed tangible assets are stated at historical cost less accumulated depreciation. The tangible assets are written down to their estimated residual value on a straight line basis over the expected useful lives of the assets as follows:

| | |
|---|---|
| Freehold property | 50 years |
| Office furniture | 7 years |
| Motor vehicles | 4 years |
| Office equipment | 3 years |

**Investments**

Listed investments are valued at market prices. Unlisted investments are included at a valuation determined by the Edinburgh Directors based upon, where appropriate, latest dealing prices, net asset values and other latest known information.

**Deferred taxation**

The charge for ordinary taxation is based on the profits for the year and takes into account full provision for deferred tax in respect of all timing differences on a non-discounted basis except as otherwise required by FRS 19. Such timing differences arise primarily from the differing treatment of certain items for accounting and taxation purposes which have arisen but not reversed out by the balance sheet date.

### Foreign currencies

Assets and liabilities in foreign currencies are converted at the rates of exchange on the last day of the financial year. Transactions involving foreign currencies are converted at the rate ruling on the date of the transaction. Foreign subsidiaries are translated using the closing rate method.

### Stock of shares and units

These are held by the management companies for the purpose of OEIC and unit trust trading and are valued at net realisable value.

### 8.2 *Turnover*

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | | (£ thousand) | |
| Fund management income | 36,130 | 34,672 | 29,577 |
| Net profit from OEIC and unit trust trading | 210 | 273 | 1,105 |
| Turnover | 36,340 | 34,945 | 30,682 |

The results for the year are from continuing operations.

### 8.3 *Administrative expenses*

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | | (£ thousand) | |
| Administrative expenses include: | | | |
| Remuneration paid to the auditors and their associates | | | |
| —audit fees | 47 | 61 | 61 |
| —other work as auditors | 30 | 32 | 43 |
| —other | 104 | 90 | 51 |
| Depreciation | 392 | 517 | 535 |
| Operating lease payments | | | |
| —land and buildings | 583 | 633 | 735 |
| —office equipment | 104 | 161 | 130 |

Exceptional items during 2003 relate to redundancy payments to staff and associated costs to effect the reduction of the Edinburgh Group's cost base, additional expenses relating to the integration of Edinburgh Portfolio and the cost of advice in connection with an offer for the Edinburgh Group. In addition to the above, exceptional expenses in 2002 included the settlement of a legal action.

### 8.4 *Director and employee information*

The average number of employees of the Edinburgh Group (excluding non-executive directors) was 252 (2002—266, 2001—239).

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | | (£ thousand) | |
| Salaries and bonuses | 11,948 | 13,302 | 12,740 |
| Social security costs | 1,302 | 1,346 | 1,238 |
| Pension scheme costs | 1,105 | 1,188 | 1,402 |
| Other pension costs | 30 | 274 | 191 |
| | 14,385 | 16,110 | 15,571 |
| Directors' remuneration (including pension contributions) | | | |
| Fees | 97 | 113 | 83 |
| Other emoluments | 511 | 494 | 572 |
| Compensation for loss of office | — | 259 | 460 |
| | 608 | 866 | 1,115 |

8.5 *Gain/(loss) on disposal of investments*

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | (£ thousand) | | |
| Realised gain/(loss) on investments | 489 | (405) | 335 |
| Gain/(loss) brought into account at start of year | 9 | 225 | (276) |
| Gain/(loss) since start of year on disposal of investments | 498 | (180) | 59 |

8.6 *Exceptional investment write-downs*

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | (£ thousand) | | |
| Exceptional write-down against cost of investments | — | — | 2,041 |
| Revaluation loss brought into account in prior periods | — | — | (1,674) |
| | — | — | 367 |
| Write-down of own shares held in the employees' benefit trust | — | — | 925 |
| Exceptional investment write-downs | — | — | 1,292 |

8.7 *Other income*

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | (£ thousand) | | |
| Income from listed investments | 22 | 63 | 26 |
| Income from unlisted investments | 19 | 27 | 20 |
| Interest | 641 | 597 | 524 |
| Other | 111 | 31 | (38) |
| | 793 | 718 | 532 |

8.8 *Interest payable*

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | (£ thousand) | | |
| Interest on bank overdraft | 225 | 503 | 504 |
| Interest on term loan | — | — | 220 |
| Interest on unsecured guaranteed loan notes 2000–2005 | 96 | 134 | 86 |
| Amortisation of discount on contingent deferred consideration | 113 | 179 | 133 |
| | 434 | 816 | 943 |

8.9 *Taxation*

(a) Analysis of charge in the year

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | (£ thousand) | | |
| Current tax | | | |
| Corporation tax at the standard rate in the UK of 30% on profit/(loss) for year | 3,695 | 1,221 | (284) |
| Overprovision in previous years | (80) | (116) | (52) |
| Current tax charge/(relief) for the year | 3,615 | 1,105 | (336) |
| Deferred tax: | | | |
| Origination and reversal of timing differences | 19 | 62 | 22 |
| | 3,634 | 1,167 | (314) |
| Taxation attributable to exceptional items | — | (804) | (695) |

(b) Factors affecting the tax charge for the year

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | | (£ thousand) | |
| Profit/(loss) on ordinary activities before tax | 12,456 | 2,776 | (2,045) |
| Profit/(loss) at the standard corporation tax rate in the UK of 30% | 3,737 | 833 | (613) |
| Goodwill amortisation not tax deductible | — | 211 | 299 |
| Expenses disallowed for corporation tax purposes | 127 | 170 | 108 |
| Investment write-down not tax deductible | — | — | 388 |
| Utilisation of tax losses brought forward | — | — | (417) |
| (Gain)/loss on sale of investments offset by capital losses brought forward | (137) | 54 | (22) |
| Effect of capital allowances in excess of depreciation | (13) | (58) | (5) |
| Dividend income not subject to corporation tax | (11) | (25) | (14) |
| Overprovision in previous years | (80) | (116) | (52) |
| Other | (8) | 36 | (8) |
| Current tax charge/(relief) for the year | 3,615 | 1,105 | (336) |

**8.10** *Dividends*

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | | (£ thousand) | |
| Interim dividend of nil (2002—4.0p, 2001—8.0p) per share | 2,252 | 1,122 | — |
| Final dividend of nil (2002—8.5p, 2001—17.0p) per share | 4,762 | 2,385 | — |
| | 7,014 | 3,507 | — |

**8.11** *Earnings per share*

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | | (£ thousand) | |
| Profit/(loss) after taxation | 8,576 | 1,609 | (1,731) |
| Adjustments: | | | |
| Goodwill | 246 | 703 | 998 |
| Exceptional costs and write-downs | — | 3,029 | 3,826 |
| Taxation attributable to exceptional items | — | (804) | (695) |
| Utilisation of tax losses | — | — | (417) |
| Profit excluding goodwill and exceptional items and after taxation | 8,822 | 4,537 | 1,981 |

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | | (Number) | |
| Basic weighted average number of shares outstanding | 28,086,009 | 28,038,915 | 28,156,363 |
| Number of shares under option that would have been issued | 1,887,975 | 1,046,686 | 197,784 |
| Number of shares that would have been issued at fair value | (1,573,708) | (859,874) | (92,542) |
| Fully diluted weighted average number of shares | 28,400,276 | 28,225,727 | 28,261,605 |
| Basic earnings/(loss) per share | 30.5p | 5.7p | (6.1p) |
| Adjustment for exceptional costs and write-downs | — | 8.0p | 11.1p |
| Adjustment for goodwill | 0.9p | 2.5p | 3.5p |
| Adjustment for utilisation of tax losses | — | — | (1.5p) |
| Earnings per share (before goodwill and exceptional items) | 31.4p | 16.2p | 7.0p |
| Fully diluted earnings/(loss) per share | 30.2p | 5.7p | (6.1p) |

In addition to basic earnings per share, earnings per share (before goodwill and exceptional items) is disclosed in the profit and loss account. In addition to adjustments for goodwill and exceptional items, an adjustment has been made for the utilisation of tax losses which will not recur. This figure is the headline earnings per share used by stock market analysts when making comparisons with previous years and other companies.

Basic weighted average number of shares outstanding included an adjustment for the shares held within the employees' benefit trust which are not beneficially owned by employees as those shares have no dividend entitlement.

**8.12** *Intangible assets—goodwill*

| | (£ thousand) |
|---|---|
| **Cost** | |
| At 31 January 2001 | 7,388 |
| Addition | 12,010 |
| At 31 January 2002 | 19,398 |
| Addition | 825 |
| At 31 January 2003 | 20,223 |
| **Amortisation** | |
| At 31 January 2001 | 246 |
| Charge for year | 703 |
| At 31 January 2002 | 949 |
| Charge for year | 998 |
| At 31 January 2003 | 1,947 |
| **Net book value** | |
| At 31 January 2003 | 18,276 |
| At 31 January 2002 | 18,449 |
| At 31 January 2001 | 7,142 |

8.13 *Tangible assets*

| | Freehold Property | Office furniture and equipment | Motor vehicles | Total |
|---|---|---|---|---|
| | | (£ thousand) | | |
| **Cost** | | | | |
| At 31 January 2001 | 2,076 | 2,414 | 332 | 4,822 |
| Acquisition of subsidiaries | — | 119 | 105 | 224 |
| Additions | — | 1,102 | 99 | 1,201 |
| Disposals | — | (46) | (238) | (284) |
| At 31 January 2002 | 2,076 | 3,589 | 298 | 5,963 |
| Additions | — | 132 | 66 | 198 |
| Disposals | — | (61) | (191) | (252) |
| At 31 January 2003 | 2,076 | 3,660 | 173 | 5,909 |
| **Depreciation** | | | | |
| At 31 January 2001 | — | 1,932 | 107 | 2,039 |
| Charge for year | 28 | 382 | 101 | 511 |
| Disposals | — | (35) | (81) | (116) |
| At 31 January 2002 | 28 | 2,279 | 127 | 2,434 |
| Charge for year | 45 | 436 | 54 | 535 |
| Disposals | — | (56) | (124) | (180) |
| At 31 January 2003 | 73 | 2,659 | 57 | 2,789 |
| **Net book value** | | | | |
| At 31 January 2003 | 2,003 | 1,001 | 116 | 3,120 |
| At 31 January 2002 | 2,048 | 1,310 | 171 | 3,529 |
| At 31 January 2001 | 2,076 | 482 | 225 | 2,783 |

The Edinburgh Group is committed to the following operating lease payments in the year ending 31 January 2004:

| | 2001 | | 2002 | | 2003 | |
|---|---|---|---|---|---|---|
| | Property | Office Equipment | Property | Office Equipment | Property | Office Equipment |
| | | | (£ thousand) | | | |
| Operating leases which expire: | | | | | | |
| —within one year | 20 | — | 30 | — | 23 | 36 |
| —in one to five years | 64 | 115 | 163 | 130 | 232 | 94 |
| —over five years | 428 | — | 428 | — | 497 | — |
| | 512 | 115 | 621 | 130 | 752 | 130 |

8.14 *Investments*

| | (£ thousand) |
|---|---|
| Market value 31 January 2001 | 9,219 |
| Adjustment to cost 31 January 2001 | 1,737 |
| Cost 31 January 2001 | 10,956 |
| Additions at cost | 81 |
| Disposals at cost | (3,299) |
| Cost 31 January 2002 | 7,738 |
| Adjustment to market value 31 January 2002 | (3,042) |
| Market value 31 January 2002 | 4,696 |
| Adjustment to cost 31 January 2002 | 3,042 |
| Cost 31 January 2002 | 7,738 |
| Additions at cost | 11 |
| Disposals at cost | (96) |
| Amount written down | (2,041) |
| Cost 31 January 2003 | 5,612 |
| Adjustment to market value 31 January 2003 | (2,399) |
| Market value 31 January 2003 | 3,213 |

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | (£ thousand) | | |
| Listed—UK | 7,598 | 4,211 | 3,084 |
| Unlisted | 1,621 | 485 | 129 |
| | 9,219 | 4,696 | 3,213 |

8.15 *Own shares*

| | (£ thousand) |
|---|---|
| Cost 31 January 2001 | 2,091 |
| Additions at cost | 324 |
| Transferred to beneficial ownership of employees | (400) |
| Cost 31 January 2002 | 2,015 |
| Transferred to beneficial ownership of employees | (891) |
| Amount written down | (925) |
| Cost less amounts written down 31 January 2003 | 199 |

The own shares are held in an employees' benefit trust. As at 31 January 2002 and 31 January 2001 these were shown in the balance sheet at cost in accordance with accounting practice. Due to the fall in the company's share price, the shares held have been written down to the market value at 31 January 2003.

**8.16** *Subsidiary undertakings*

The share capital of the subsidiary undertakings consists solely of equity shares. The following are the principal subsidiaries of the Edinburgh Group at 31 January 2003:

| Name | Registered/ incorporated | Nature and place of business | % owned |
|---|---|---|---|
| Directly held subsidiary undertakings | | | |
| Edinburgh Fund Managers plc | Scotland | Investment management (UK) | 100 |
| Edinburgh Unit Trust Managers Limited | Scotland | Unit trust and OEIC management (UK) | 100 |
| Edinburgh Fund Managers (Private Clients) Limited | Scotland | Investment management (UK) | 100 |
| Edinburgh Portfolio Limited | England | Unit trust and OEIC management (UK) | 100 |
| Northern Venture Managers Limited | England | Venture capital fund management (UK) | 100 |
| The Edinburgh Securities Company Limited | Scotland | Investment company (UK) | 100 |
| Indirectly held subsidiary undertakings | | | |
| Edinburgh Unit Trust Managers (Ireland) Limited | Ireland | Unit trust management (Ireland) | 100 |
| Edinburgh Fund Managers (Bermuda) Limited | Bermuda | Investment management (Bermuda) | 100 |

**8.17** *Debtors*

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | | (£ thousand) | |
| Amounts falling due within one year: | | | |
| Management fees receivable | 4,275 | 3,908 | 1,767 |
| Debtors for shares and units sold or cancelled | 4,939 | 9,594 | 2,597 |
| Deferred consideration on sale of Dunedin Ventures | 486 | — | — |
| Other debtors | 407 | 444 | 937 |
| Prepayments | 947 | 689 | 885 |
| | 11,054 | 14,635 | 6,186 |
| Amounts falling due outwith one year: | | | |
| Deferred taxation: | | | |
| Accelerated capital allowances | 132 | 79 | 58 |
| Other timing differences | 47 | 38 | 37 |
| | 179 | 117 | 95 |
| | 11,233 | 14,752 | 6,281 |
| Deferred taxation: | | | |
| Movements in deferred taxation balances are as follows: | | | |
| At start of year | 198 | 179 | 117 |
| Transfer to profit and loss account | (19) | (62) | (22) |
| At end of year | 179 | 117 | 95 |

**8.18** *Other creditors*

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | | (£ thousand) | |
| Creditors for shares and units repurchased or created | 5,066 | 8,758 | 3,944 |
| Accruals | 6,176 | 5,594 | 7,913 |
| Trade creditors | 1,140 | 1,509 | 640 |
| Bank term loan (see note 8.19) | — | — | 1,375 |
| Unsecured guaranteed loan notes 2000–2005 (see note 8.19) | 1,035 | 1,556 | 1,678 |
| Share schemes | 231 | 125 | — |
| | 13,648 | 17,542 | 15,550 |

Share schemes represent an estimate of the share enhancement payable in respect of the Edinburgh Group's share incentive scheme.

**8.19** ***Creditors: amounts falling due after more than one year***

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | | (£ thousand) | |
| Bank term loan | — | — | 11,875 |
| Unsecured guaranteed loan notes 2000–2005 | 1,726 | 1,036 | 346 |
| Contingent deferred consideration | 2,553 | 4,232 | 2,144 |
| | 4,279 | 5,268 | 14,365 |

During the year to 31 January 2003 the company reviewed the banking arrangements which had been put in place in the previous year to fund the acquisition of Edinburgh Portfolio. A six year term loan of £13,500,000 was taken out and used to repay the overdraft. This has a minimum repayment schedule with the first instalment of £250,000 already repaid. Of the balance at 31 January 2003 of £13,250,000 the sum of £1,375,000 is due for repayment in the next 12 months with the balance of £11,875,000 repayable after more than one year. The loan is subject to covenants which, in accordance with standard practice, are reviewed and discussed with the lender from time to time. As part of the Edinburgh Group's review of its business strategy, it is actively seeking opportunities to dispose of parts of the business which do not match that strategy. The board, having regard to its business plans and discussions with the lender, is confident that the Edinburgh Group will continue to comply with covenants for the foreseeable future.

The unsecured guaranteed loan notes were issued as part of the consideration for the acquisition of Northern Venture Managers. The total value of loan notes outstanding at 31 January 2003 was £2,024,000 (2002—£2,592,000, 2001—£2,761,000). The loan notes are redeemable, subject to certain restrictions, during the period 30 June 2003 to 30 June 2005. The maximum amount which may be redeemed during the next year is £1,678,000 (2002—£1,556,000, 2001—£1,035,000) and is included in other creditors falling due within one year.

The contingent deferred consideration represents the discounted value of £2,200,000 (2002—£3,000,000, 2001—£3,000,000) which is the estimated amount payable in June 2003, subject to certain growth targets being achieved by Northern Venture Managers, and £nil (2002—£1,500,000, 2001—nil) being the estimated contingent deferred consideration for the acquisition of Edinburgh Portfolio. The consideration relating to Northern Venture Managers may be settled by way of issuing shares or unsecured guaranteed loan notes. It has been assumed that the liability will be met by issuing loan notes for the full amount of the deferred consideration. As no loan notes could be redeemed earlier than June 2004, the contingent deferred consideration falls due after more than one year.

**8.20** ***Provisions for liabilities and charges***

| | Pensions | NIC on share schemes | Total |
|---|---|---|---|
| | | (£ thousand) | |
| At 31 January 2001 | 52 | 45 | 97 |
| Provided during year | 24 | — | 24 |
| Utilised during year | — | (18) | (18) |
| At 31 January 2002 | 76 | 27 | 103 |
| Provided during year | 37 | 4 | 41 |
| Utilised during year | — | (27) | (27) |
| At 31 January 2003 | 113 | 4 | 117 |

The pension provision represents amounts held in respect of unfunded unapproved retirement benefit arrangements. The provision for national insurance contributions on share schemes represents the amount that would have been payable on the proportion of restricted shares accrued at 31 January 2003.

At 31 January 2003 the Financial Services Authority ("FSA") and the Financial Ombudsman Service are undertaking reviews in the split capital investment trusts sector. No company within the Edinburgh Group has received a request to provide information to the FSA. There has also been speculation that legal action may be brought against a range of parties involved in the sector. No legal action has been served against any company in the Edinburgh Group and in the event that the group were to be included in any such proceedings these would be defended robustly. A review of the Edinburgh Group's exposure to clients deriving from their holdings of split capital investment trusts has been undertaken. Based on this review and the present progress of the regulatory proceedings the Edinburgh Board does not consider that any provision is required.

**8.21** *Called up share capital*

| | Number of shares | (£ thousand) |
|---|---|---|
| **Authorised** | | |
| Ordinary shares of 5p each at 31 January 2001, 2002, and 2003 | 45,000,000 | 2,250 |
| **Allotted, called up and fully paid** | | |
| At 31 January 2001 | 28,463,084 | 1,423 |
| Issued during year on exercise of options | 25,090 | 1 |
| At 31 January 2002 | 28,488,174 | 1,424 |
| Issued during year on exercise of options | 35,745 | 2 |
| At 31 January 2003 | 28,523,919 | 1,426 |

During the year to 31 January 2003 a total of 35,000 (2002—20,000) ordinary shares were allotted following the exercise of executive share options and 745 (2002—5,090) ordinary shares were allotted following the exercise of savings-related share options for a total consideration of £123,000 (2002—£96,000).

Options relating to share option schemes outstanding at 31 January 2003 to subscribe for new ordinary shares were as follows:

| Subscription price | Last date when options exercisable | Number of shares | | |
|---|---|---|---|---|
| | | 2001 | 2002 | 2003 |
| Executive share option schemes | | | | |
| 308p | June 2002 | 30,000 | 30,000 | — |
| 366p | June 2003 | 35,000 | 35,000 | 20,000 |
| 604p | May 2004 | 180,000 | 170,000 | 145,000 |
| 532.5p | March 2005 | 359,500 | 344,500 | 170,500 |
| 582.5p | May 2005 | 30,000 | 30,000 | 30,000 |
| 317.5p | September 2005 | 30,000 | 20,000 | 10,000 |
| 726p | October 2005 | 190,000 | 175,000 | 115,000 |
| 699p | March 2006 | 175,000 | 170,000 | 110,000 |
| 407.5p | May 2006 | 440,000 | 420,000 | 210,000 |
| 439p | September 2006 | 44,000 | 34,000 | 24,000 |
| 592.5p | September 2006 | 659,000 | 569,000 | 376,000 |
| 547.5p | March 2007 | 62,000 | 53,000 | 3,000 |
| 661p | March 2007 | 420,000 | 330,000 | 240,000 |
| 632.5p | September 2007 | 30,000 | 30,000 | 20,000 |
| 410p | September 2008 | — | 125,000 | 125,000 |
| 447p | November 2008 | — | 25,000 | 25,000 |
| 396p | May 2009 | — | — | 40,000 |
| 123.5p | October 2009 | — | — | 197,784 |
| | | 2,684,500 | 2,560,500 | 1,861,284 |
| Savings-related share option schemes | | | | |
| 463p | June 2002 | 18,475 | 11,398 | — |

8.22 *Reserves*

| | Capital redemption reserve | Share premium account | Revaluation reserve | Profit and loss account | Total |
|---|---|---|---|---|---|
| | | | (£ thousand) | | |
| Balance at 31 January 2001 | 183 | 3,820 | (1,737) | 13,103 | 15,369 |
| Retained loss for the year | — | — | — | (1,898) | (1,898) |
| Issue of shares | — | 95 | — | — | 95 |
| Revaluation of investments | — | — | (1,305) | (225) | (1,530) |
| Balance at 31 January 2002 | 183 | 3,915 | (3,042) | 10,980 | 12,036 |
| Retained loss for the year | — | — | — | (1,731) | (1,731) |
| Issue of shares | — | 121 | — | — | 121 |
| Revaluation of investments | — | — | 643 | (1,400) | (757) |
| Balance at 31 January 2003 | 183 | 4,036 | (2,399) | 7,849 | 9,669 |

Cumulative goodwill written off to reserves to 31 January 2003 amounted to £86,231,000 (2002—£85,233,000, 2001—£84,530,000). There are no non-equity interests in the reserves.

8.23 *Related party transactions*

Noble Grossart Ltd, of which Sir Angus Grossart is chairman, provided services to the group in connection with potential acquisitions and for advice in connection with an offer for the Edinburgh Group. The costs charged to the profit and loss account during the year to 31 January 2003 amounted to £229,000 (2002—£237,000, 2001—£147,000). In addition Sir Angus Grossart's fees as a director were paid to Noble Grossart Ltd.

8.24 *Employees' share schemes*

Edinburgh has an employees' benefit trust and an approved profit sharing scheme to increase share ownership amongst the staff in order to align the interests of the staff with other shareholders. A subsidiary company, Edinburgh Fund Managers (Trustees) Limited, acts as the corporate trustee of The Edinburgh Fund Managers Group Employees' Benefit Trust and The Edinburgh Fund Managers Group Profit Sharing Scheme.

The employees' benefit trust is used to hold shares for the benefit of employees who elect to use all or part of their bonus payable under one of the three cash bonus schemes to acquire shares. Employees electing to receive shares (Deferred Bonus Shares) in lieu of cash will receive an enhancement (Matching Shares) of up to 60% of the number of Deferred Bonus Shares purchased with their after tax bonus. The Deferred Bonus Shares are held within the employees' benefit trust for the beneficial ownership of the employee and, subject to the employee continuing to be employed after three years, the Deferred Bonus Shares and Matching Shares will be transferred to the employee.

Edinburgh has an Inland Revenue approved Share Incentive Plan to encourage staff to participate in ownership of the Edinburgh. For each share purchased by employees Edinburgh awards a matching share. In addition, employees are offered free shares if performance targets set by the company are achieved. No free shares will be offered in respect of the year ended 31 January 2003.

A summary of the number of shares held within the various employees' share schemes at 31 January for each year is as follows:

| | 2001 | 2002 | 2003 |
|---|---|---|---|
| | | (thousand) | |
| Employees' Benefit Trust | | | |
| Non-beneficially held | | | |
| Unallocated shares | 376 | 348 | 153 |
| Matching shares | 74 | 81 | 77 |
| | 450 | 429 | 230 |
| Beneficially held | | | |
| Deferred bonus shares | 123 | 136 | 128 |
| Restricted shares | — | — | 130 |
| | 573 | 565 | 488 |
| Profit sharing scheme | 55 | 88 | 86 |
| Share incentive plan | — | 62 | 223 |
| | 628 | 715 | 797 |

The 153,000 shares which at 31 January 2003 are not allocated to employees are included in the balance sheet at a market value of £199,000. These unallocated shares will be used principally to satisfy shares under the bonus scheme or to satisfy the share options outstanding under the savings-related share options scheme. The 230,000 shares not beneficially held for employees have no dividend entitlement.

**8.25** ***Pensions***

The principal pension scheme, Edinburgh Fund Managers Group plc Retirement and Death Benefits Plan, provides retirement benefits based on salary close to retirement for eligible Edinburgh Group employees. Employees who are not eligible for this scheme are members of defined contribution schemes. Employers' contributions are charged to the profit and loss account. The assets of the schemes are held separately under trust from those of the Edinburgh Group.

**SSAP 24 disclosure**

Contributions to the scheme are charged to the profit and loss account to spread the cost of pensions over employees' working lives with the Edinburgh Group. The contributions are determined by a qualified actuary on the basis of triennial valuations using the projected unit credit method. The most recent funding update was at July 2002. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. For the purposes of this disclosure, it was assumed that the investment returns would be 6.75% per annum, that salary increases would average 4.5% per annum and that present and future pensions would increase by an average 2.5% per annum. Certain members have a minimum guaranteed increase on pensions of 3.0% per annum.

The most recent funding update as at 31 July 2002 showed that the market value of the scheme's assets was £24.1 million. The assessed value of those assets represented 81% of the value of benefits that had accrued to members, after allowing for expected salary increases. The next formal actuarial valuation will be as at 31 January 2003.

The defined benefit pension scheme cost for the year was £1,347,000 (2002—£1,211,000, 2001—£999,000), which was after a deduction of £202,000 (2002—£431,000, 2001—£446,000) in respect of the amortisation of the previous surplus to 1 November 2002 and the amortisation of the deficit from then onwards. The amortisation is over 14 years, the assumed average remaining service lives of the pensionable employees. The contributions may increase following the actuarial valuation at 31 January 2003.

Due to the impact of Inland Revenue restrictions, part of the normal benefit for two members is provided through an unfunded unapproved arrangement. The cost of unapproved benefits has been determined by an actuary using financial assumptions which are consistent with those used to value benefits in the Edinburgh Fund Managers Group plc Retirement and Death Benefits Plan. A provision of £113,000 (2002—£76,000, 2001—£52,000) is included in respect of the cost of providing the unapproved benefits accrued to 31 January 2003 (see note 8.20).

**FRS 17 disclosure**

The following information is provided in addition to the SSAP 24 disclosures to meet the transitional provisions of FRS 17. The notes of the analysis of the amounts charged to operating profit and the analysis of amount recognised in the statement of total recognised gains and losses are disclosure requirements of FRS 17. Under the transitional provisions these amounts are not reflected in the operating profit or statement of recognised gains and losses.

A full actuarial valuation was carried out at 31 January 2001 using the projected unit method and updated to 31 January 2002 and 31 January 2003 by a qualified independent actuary. The major financial assumptions used by the actuary to calculate the scheme liabilities under FRS 17 that are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not be borne out in practice, were (in nominal terms):

| | 2003 | 2002 |
|---|---|---|
| Discount rate | 5.30% | 5.60% |
| Salary increases | 4.30% | 4.25% |
| Increases in pensions in payment* | 2.30% | 2.25% |
| Inflation | 2.30% | 2.25% |
| Increases in deferred pensions | 2.30% | 2.25% |

* Some pensioners receive a minimum increase of 3.0% pa.

The fair value of the scheme's assets, which are not expected to be realised in the short term and may be subject to significant change before they are realised, and their expected gross rates of return, together with the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

| | Expected rate of return | 2003 | Expected rate of return | 2002 |
|---|---|---|---|---|
| | | (£ thousand) | | (£ thousand) |
| Equities | 7.0% | 17,160 | 7.0% | 24,718 |
| Bonds | 4.5% | 3,171 | 4.5% | 2,001 |
| Cash | 4.0% | 1,498 | 4.0% | 2,232 |
| Total market value of assets | | 21,829 | | 28,951 |
| Present value of scheme liabilities | | (40,200) | | (35,800) |
| Deficit in the scheme | | (18,371) | | (6,849) |
| Related deferred tax asset | | 5,511 | | 2,055 |
| Net pension deficit | | (12,860) | | (4,794) |
| Net assets of the Edinburgh Group excluding pension deficit | | 11,095 | | 13,460 |
| Net pension deficit | | (12,860) | | (4,794) |
| Net (liabilities)/assets of the Edinburgh Group including pension deficit | | (1,765) | | 8,666 |
| Profit and loss reserve of the Edinburgh Group excluding pension deficit | | 7,849 | | 10,980 |
| Net pension deficit | | (12,860) | | (4,794) |
| Profit and loss reserve of the Edinburgh Group including pension deficit | | (5,011) | | 6,186 |

**Movement in deficit during the year**

| | (£ thousand) |
|---|---|
| Deficit in scheme at 31 January 2002 | (6,849) |
| Movement in year: | |
| Current service cost | (1,890) |
| Contributions | 1,460 |
| Past service cost | (121) |
| Net interest cost | (110) |
| Actuarial loss | (10,861) |
| Deficit in scheme at 31 January 2003 | (18,371) |

**Analysis of the amount charged to operating profit for year ended 31 January 2003**

| | (£ thousand) |
|---|---|
| Current service cost | 1,890 |
| Past service cost | 121 |
| Total amount charged to operating profit | 2,011 |

**Analysis of net return on pension scheme for year ended 31 January 2003**

| | (£ thousand) |
|---|---|
| Expected return on pension scheme assets | 1,915 |
| Interest on pension liabilities | (2,025) |
| Net return | (110) |

| | | 2003 (£ thousand) | % of assets/ liabilities |
|---|---|---|---|
| **Analysis of amount recognised in statement of total recognised gains and losses for the year ended 31 January 2003** | | | |
| Actual return less expected return on assets | (a) | (9,196) | (42) |
| Experience gains and losses on liabilities | (b) | 935 | 2 |
| Changes in assumptions | | (2,600) | |
| Net loss recognised | (b) | (10,861) | (27) |

The percentages shown are calculated as follows:

(a) Percentage of the scheme assets at the balance sheet date.

(b) Percentage of the scheme liabilities at the balance sheet date.

**8.26** ***Financial instruments***

The Edinburgh Group's financial instruments comprise equity shares, cash balances, a bank overdraft and debtors and creditors that arise directly from its operations. As permitted under FRS 13, *Derivatives and Other Financial Instruments*, short term debtors and creditors have been excluded from these disclosures.

The interest rate and currency profiles of the Edinburgh Group's financial assets at 31 January 2003 were as follows:

| | Total | No interest | Floating rate |
|---|---|---|---|
| | | (£ thousand) | |
| Sterling | 15,640 | 3,131 | 12,509 |
| US Dollar | 735 | — | 735 |
| Other currencies | 118 | 82 | 36 |
| | 16,493 | 3,213 | 13,280 |

The financial assets with no interest do not have a maturity date and principally comprise fixed asset investments. These are subject to stock market movements. The floating rate financial assets principally comprise cash and deposit balances which earn interest at rates which fluctuate according to money market rates. Non-sterling cash balances are subject to exchange rate movements.

The Edinburgh Group's financial liabilities at 31 January 2003 were the bank loan of £13,250,000 which is in sterling, has a floating interest rate and a repayment schedule until September 2008, the bank overdraft of £2,699,000 which is in sterling, has a floating interest rate and no fixed repayment date, the unsecured guaranteed loan notes of £2,024,000 which have a floating interest rate and are repayable between 30 June 2003 and 30 June 2005, and £2,144,000 of contingent deferred consideration that may be settled by way of issuing shares or unsecured guaranteed loan notes, repayable between 30 June 2004 and 30 June 2007. The maturity profile was as follows:

| | (£ thousand) |
|---|---|
| One year or less | 5,752 |
| More than one year but not more than two years | 3,650 |
| More than two years but not more than five years | 8,840 |
| More than five years | 1,875 |
| | 20,117 |

## 3. Unaudited interim results of Edinburgh as at and for the six months to 31 July 2003

The following is the text of Edinburgh's unaudited interim results for the six months ended 31 July 2003 published on 5 September 2003:

**"EDINBURGH FUND MANAGERS GROUP PLC—INTERIM RESULTS**

**CHAIRMAN'S STATEMENT**

Better market conditions and significant action taken by management to reduce the Group's costs and improve efficiency were key features in the results for the six months to 31 July 2003. The Group made a profit at the pre-tax level of £178,000 before goodwill and exceptionals, compared with a loss of £348,000 in the previous six months to 31 January 2003 and a profit of £3.1 million in the comparable six months to 31 July 2002.

The disposal of our private client subsidiary in July 2003 gave rise to an exceptional gain of £4.1 million. This and the reduction in costs were the main factors in achieving a profit on ordinary activities (before tax), of £3.3 million, against £1.7 million in the six months to 31 July 2002.

Turnover during the period fell by over 28% to £12.4 million from £17.2 million in the six months to 31 July 2002, but by only 8% from £13.5 million in the six months to 31 January 2003. Administration expenses before goodwill and exceptionals fell by 15% to £11.9 million from £14.0 million in the six months to 31 July 2002 and by 12% from £13.5 million in the six months to 31 January 2003. Continued focus on our core activities also helped to sustain the improvement in our effective fee rate, which increased in the six months to 31 July 2003 to an average of 0.64% from an average of 0.55% for the year to 31 January 2003.

Earnings per share were 0.1p before goodwill and exceptionals and 11.4p after goodwill and exceptionals; the comparable figures for the six months to 31 July 2002 were 8.6p and 4.0p respectively. No dividend will be paid for the six months to 31 July 2003.

Our overall investment performance has been satisfactory, continuing an improving trend. In these circumstances, it was disappointing to lose two significant mandates in the period, British Coal and Bank of Scotland pension funds, and subsequently Edinburgh Small Companies Trust. Funds under management also fell £242 million as a result of the sale of the private client subsidiary. However, new business and a significant market recovery partially offset these losses, helping to limit the fall in total funds under management to £0.8bn, from £4.1bn at 31 January 2003 to £3.3bn at 31 July 2003. Investment trusts accounted for 51% of funds under management, followed by 32% in unit trusts, 12% in institutional funds and 5% in venture capital.

During this demanding period, we were very pleased to welcome Andrew Brown as a non-executive director. His extensive experience of corporate change is proving particularly useful to us in view of the important developments affecting the future of the Group, which are set out in a separate announcement. These developments have inevitably occupied a great deal of senior management time, and the operational achievements of the last six months against that background are a tribute to the dedication and expertise of the management, investment and administration teams. I would like to thank all our staff for their invaluable contribution.

**Sir Charles Nunneley**
*Chairman*

5 September 2003

## CONSOLIDATED PROFIT AND LOSS ACCOUNT

| | Notes | Six months to 31 July 2003 | Six months to 31 July 2002 | Year to 31 January 2003 |
|---|---|---|---|---|
| | | £000 | £000 | £000 |
| **TURNOVER** | | | | |
| Fund management income | | 12,079 | 16,608 | 29,577 |
| Net profit from unit trust trading | | 370 | 611 | 1,105 |
| | 2 | 12,449 | 17,219 | 30,682 |
| **ADMINISTRATIVE EXPENSES** | | | | |
| Operating expenses | 2 | (11,942) | (14,015) | (27,551) |
| Exceptional costs | 3 | (438) | (540) | (2,534) |
| Amortisation of goodwill | | (522) | (507) | (998) |
| **OPERATING (LOSS)/PROFIT** | | (453) | 2,157 | (401) |
| Gain on disposal of subsidiary | | 4,099 | — | — |
| Gain on investments | | — | 59 | 59 |
| Exceptional investment write-downs | | — | (367) | (1,292) |
| Other income | | 199 | 308 | 532 |
| Interest payable | | (528) | (444) | (943) |
| **PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION** | | 3,317 | 1,713 | (2,045) |
| —profit before goodwill and exceptionals | | 178 | 3,127 | 2,779 |
| —goodwill and exceptionals | | 3,139 | (1,414) | (4,824) |
| Taxation | 4 | (96) | (593) | 314 |
| **PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION** | | 3,221 | 1,120 | (1,731) |
| Dividends | 5 | — | — | — |
| Retained profit/(loss) for period | | 3,221 | 1,120 | (1,731) |
| Earnings per share (excluding goodwill and exceptionals) | 6 | 0.1p | 8.6p | 7.0p |
| Earnings per share (including goodwill and exceptionals) | | 11.4p | 4.0p | (6.1)p |

## CONSOLIDATED BALANCE SHEET

| | At 31 July 2003 | At 31 July 2002 | At 31 January 2003 |
|---|---|---|---|
| | £000 | £000 | £000 |
| **FIXED ASSETS** | | | |
| Intangible assets—goodwill | 17,886 | 18,714 | 18,276 |
| Tangible assets | 2,845 | 3,327 | 3,120 |
| Investments—at market value | 4,009 | 3,501 | 3,213 |
| Own shares | 187 | 1,691 | 199 |
| | 24,927 | 27,233 | 24,808 |
| **CURRENT ASSETS** | | | |
| Debtors and stock of shares and units | 7,063 | 11,762 | 6,295 |
| Cash and deposits | 9,735 | 12,239 | 13,280 |
| | 16,798 | 24,001 | 19,575 |
| **CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR** | | | |
| Bank overdraft | 3,986 | 14,658 | 2,699 |
| Other creditors | 15,729 | 21,645 | 16,107 |
| | 19,715 | 36,303 | 18,806 |
| **NET CURRENT (LIABILITIES)/ASSETS** | (2,917) | (12,302) | 769 |
| **TOTAL ASSETS LESS CURRENT LIABILITIES** | 22,010 | 14,931 | 25,577 |
| **CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR** | 6,898 | 691 | 14,482 |
| | 15,112 | 14,240 | 11,095 |
| **CAPITAL AND RESERVES** | | | |
| Called up share capital | 1,426 | 1,426 | 1,426 |
| Reserves | 13,686 | 12,814 | 9,669 |
| **EQUITY SHAREHOLDERS' FUNDS** | 15,112 | 14,240 | 11,095 |

## CONSOLIDATED CASH FLOW STATEMENT

| | Six months to 31 July 2003 | Six months to 31 July 2002 | Year to 31 January 2003 |
|---|---|---|---|
| | £000 | £000 | £000 |
| Operating (loss)/profit | (453) | 2,157 | (401) |
| Cash flow adjustments | (2,544) | 1,147 | 6,956 |
| Net cash (outflow)/inflow from operating activities | (2,997) | 3,304 | 6,555 |
| Returns on investments and servicing of finance | (238) | (69) | (349) |
| Taxation | 74 | (563) | (465) |
| Capital expenditure and financial investment | (52) | 677 | 751 |
| Acquisitions and disposals | 4,594 | — | (2,976) |
| Equity dividends paid | — | (2,385) | (2,385) |
| Cash inflow before financing | 1,381 | 964 | 1,131 |
| Financing | (6,214) | (28) | 12,805 |
| (Decrease)/increase in cash in the period | (4,833) | 936 | 13,936 |

The cash flow adjustments to operating profit in the current period principally relate to the timing of payments made against accruals at the previous year end.

The current period figure for acquisitions and disposals represents the sale proceeds (net of costs paid and deferred consideration outstanding) arising from the sale of Edinburgh Fund Managers (Private Clients) Limited less the cash held by that company at the time of the disposal.

The current period figure for financing represents loan and loan note repayments.

## RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

| | Six months to 31 July 2003 | Six months to 31 July 2002 | Year to 31 January 2003 |
|---|---|---|---|
| | £000 | £000 | £000 |
| Profit/(loss) for the financial period | 3,221 | 1,120 | (1,731) |
| Dividends | — | — | — |
| Retained profit/(loss) for the period | 3,221 | 1,120 | (1,731) |
| Other recognised gains and losses | 796 | (463) | (757) |
| Issue of shares | — | 123 | 123 |
| Net addition to shareholders' funds | 4,017 | 780 | (2,365) |
| Shareholders' funds at 31 January 2003 | 11,095 | 13,460 | 13,460 |
| Shareholders' funds at 31 July 2003 | 15,112 | 14,240 | 11,095 |

## FUNDS UNDER MANAGEMENT

| | At 31 July 2003 | |
|---|---|---|
| | (£ million) | (%) |
| **By Category** | | |
| Investment Trusts | 1,687 | 51 |
| Unit Trusts and OEICs | 1,055 | 32 |
| Institutional Funds | 385 | 12 |
| Venture Capital | 149 | 5 |
| | 3,276 | 100 |
| | | |
| **By Geographical Distribution** | | |
| United Kingdom | 2,131 | 65 |
| North America | 645 | 19 |
| Pacific | 282 | 9 |
| Europe | 166 | 5 |
| Japan | 52 | 2 |
| | 3,276 | 100 |

**NOTES TO THE INTERIM FINANCIAL STATEMENTS**

1. The accounts are prepared under the same accounting policies used for the year ended 31 January 2003. The financial information set out above for the periods ended 31 July 2003 and 31 July 2002 is unaudited but has been reviewed by the auditors. The information for the year ended 31 January 2003 does not constitute, but is derived from, the statutory accounts for that year on which the auditors gave an unqualified opinion. The statutory accounts for the year ended 31 January 2003 have been filed with the Registrar of Companies.

2. In the period from 1 February 2003 until its disposal on 11 July 2003, Edinburgh Fund Managers (Private Clients) Limited ("EFM(PC)") contributed £682,000 to turnover and £565,000 to operating costs. During the six months to 31 July 2002, EFM(PC) contributed £899,000 to turnover and £843,000 to operating costs. The gain on sale of EFM(PC) has been treated as an exceptional item.

3. The exceptional costs for the six months to 31 July 2003 represented further costs of advice in connection with the strategic review conducted by the company, together with costs of advice in connection with a potential liability arising in a group company following a breach of New Zealand securities regulations. No provision has been made in the accounts for the potential liability, estimated to be up to £5.8million, as the directors believe that this liability is unlikely to be paid.

4. Tax has been provided at an effective rate of 2.5% (2002—26.7%) on profits excluding goodwill. This rate is lower because there is no tax liability on the gain on sale of the subsidiary. The element of tax relief relating to exceptional items is £86,000.

5. No interim dividend will be paid (2002—nil per share).

6. Earnings per share are shown both including and excluding goodwill and exceptional items. The calculation is based on the adjusted weighted average of 28,302,048 (2002—28,098,455) shares in issue during the period. The adjustment is for those shares held within the employees' benefit trust which are not beneficially owned. Fully diluted earnings per share is the same as the profit and loss account earnings per share for all periods shown.

7. No shares were issued during the period. The total number of shares in issue at 31 July 2003 was 28,523,919.

**INDEPENDENT REVIEW REPORT BY KPMG AUDIT PLC**
**TO EDINBURGH FUND MANAGERS GROUP PLC**

**Introduction**

We have been engaged by the company to review the financial information which comprises the consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, reconciliation of movements in shareholders' funds and the related notes 1 to 7 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

**Directors' responsibilities**

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

**Review work performed**

We conducted our review in accordance with guidance contained in Bulletin 1999/4 *Review of Interim Financial Information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

**Review conclusion**

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 July 2003.

**KPMG Audit Plc**
*Chartered Accountants* Edinburgh, 5 September 2003"

## PART IV

### Pro forma unaudited combined balance sheet of the Enlarged Group

The following is an unaudited pro forma balance sheet of the Aberdeen Group which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Acquisition and subsequent Disposal as if they had taken place on 31 March 2003. This pro forma consolidated balance sheet has been prepared for illustrative purposes only and because of its nature may not give a true picture of the financial position of the Aberdeen Group following the Acquisition and subsequent Disposal.

The pro forma balance sheet of the Aberdeen Group has been based on the unaudited balance sheet as published in the interim results of the Aberdeen Group at 31 March 2003.

| | Group consolidated balance sheet Note 1 | Edinburgh consolidated balance sheet Note 2 | Investment in Edinburgh Note 3 | Consolidation Note 4 | Adjustment for Disposal Note 5 | Pro forma consolidated balance sheet |
|---|---|---|---|---|---|---|
| | | | (£ thousand) | | | |
| **ASSETS** | | | | | | |
| **Fixed assets** | | | | | | |
| Intangible assets | 47,251 | — | — | 33,000 | (33,000) | 47,251 |
| Goodwill | 324,221 | 17,886 | — | 7,688 | — | 349,795 |
| Tangible assets | 16,987 | 2,845 | — | — | | 19,832 |
| Investments | 36,146 | 4,009 | 34,000 | (34,000) | 6,000 | 46,155 |
| Own shares | — | 187 | — | — | — | 187 |
| | **424,605** | **24,927** | **34,000** | **6,688** | **(27,000)** | **463,220** |
| **Current assets** | | | | | | |
| Debtors and stocks of shares and units | 42,258 | 7,063 | — | — | — | 49,321 |
| Investments | 6,145 | — | — | — | — | 6,145 |
| Bank and cash | 7,813 | 9,735 | — | (6,900) | 16,875 | 27,523 |
| | **56,216** | **16,798** | — | **(6,900)** | **16,875** | **82,989** |
| **Assets attributable to equity shareholders** | **480,821** | **41,725** | **34,000** | **(212)** | **(10,125)** | **546,209** |
| Assets of long-term life assurance business | 242,126 | — | — | — | — | 242,126 |
| **Total assets** | **722,947** | **41,725** | **34,000** | **(212)** | **(10,125)** | **788,335** |
| **LIABILITIES** | | | | | | |
| **Capital and reserves** | | | | | | |
| Called up share capital | 28,034 | 1,426 | 5,847 | (1,426) | — | 33,881 |
| Reserves | — | 13,686 | | (13,686) | — | — |
| Capital redemption reserve | 20,772 | — | | — | — | 20,772 |
| Share premium account | 19,205 | — | | — | — | 19,205 |
| Merger reserve | 133,994 | — | 28,153 | — | — | 162,147 |
| Revaluation reserve | 15,529 | — | | — | — | 15,529 |
| Profit & loss account | 10,203 | — | | — | — | 10,203 |
| **Shareholders' funds** | | | | | | |
| Equity | 217,394 | 15,112 | 34,000 | (15,112) | — | 251,394 |
| Non equity | 10,343 | — | — | — | — | 10,343 |
| | **227,737** | **15,112** | **34,000** | **(15,112)** | — | **261,737** |
| **Minority interests—equity** | 776 | — | — | — | — | 776 |
| **Creditors: due within one year** | 137,428 | 19,715 | — | — | (225) | 156,918 |
| **Creditors: due after more than one year, including convertible debt** | | | | | | |
| Creditors | 10,947 | 6,898 | — | — | — | 17,845 |
| Convertible debt | 97,157 | — | — | — | — | 97,157 |
| | 108,104 | 6,898 | — | — | — | 115,002 |
| **Provisions for liabilities and charges** | 6,776 | — | — | 14,900 | (9,900) | 11,776 |
| | **480,821** | **41,725** | **34,000** | **(212)** | **(10,125)** | **546,209** |
| Liabilities of long-term life assurance business | 242,126 | — | — | — | — | 242,126 |
| **Total liabilities and shareholders' funds** | **722,947** | **41,725** | **34,000** | **(212)** | **(10,125)** | **788,335** |
| **Net gearing (Note 6)** | **76.4%** | | | | | **60.8%** |

**Notes:**

(1) The Aberdeen Group consolidated balance sheet has been extracted without material adjustment from the unaudited interim statement of results for the 6 months to 31 March 2003.

(2) Net assets of Edinburgh are extracted without material adjustment from the published unaudited interim statement of results to 31 July 2003 (latest published figures).

(3) The consideration for the Acquisition is assumed to be £34 million based on the offer of 2.05 new Ordinary Shares for each Edinburgh Share held at an assumed value per share of 58p. The impact of this offer is an increase in issued share capital of £5.8 million and an increase in merger reserve of £28.2 million, net of costs of the share issue.

(4) The goodwill adjustment has been arrived at as a result of the following:

| | | (£ thousand) |
|---|---|---|
| Deemed consideration | | 34,000 |
| Costs of acquisition | | 1,400 |
| | | 35,400 |
| Net assets acquired: | | |
| Share capital | 1,426 | |
| Reserves | 13,686 | |
| Costs of disposal | (1,500) | |
| Fair value adjustments | | |
| Value attributed to rights | 33,000 | |
| Deferred tax provision thereon | (9,900) | |
| Pension scheme deficit | (9,000) | |
| | | 27,712 |
| Additional goodwill | | 7,688 |

Transaction fees of £2.9 million are assumed to be paid out of cash.

The investment of £34 million in Edinburgh is eliminated on consolidation.

The deferred tax provision of £9.9 million recognised on attributing £33 million of value to the management rights assumes no losses are available.

£33 million of value is attributed to the rights to manage the Retail Funds which are the subject of the Disposal.

The £9 million adjustment in respect of the pension scheme deficit is based on a letter from the Edinburgh Pension Scheme trustees. £4 million is assumed to be paid immediately and a provision recognised for the balance of £5 million.

The £6.9 million reduction in cash is a combination of the payment of the £4 million initial payment on the Edinburgh Pension Scheme deficit and the £2.9 million of transaction fees.

The provisions recognised on consolidation are £9.9 million for deferred tax on attributing value to the management rights and £5 million being the balance of the funding of the Edinburgh Pension Scheme deficit.

(5) Proceeds from the Disposal are £33 million, which is to be received as £6 million in new New Star Shares and £27 million in cash. The net disposal proceeds are assumed in part to repay £7 million of bank term loan and £3.1 million of Convertible Loan Notes, classified as creditors due within a year in the unaudited interim results.

The Disposal is assumed to be at no gain no loss by writing off the £33 million attributed to the rights at the time of Acquisition.

The deferred tax liability recognised on acquisition is reclassified as a current liability arising on the Disposal. No account has been taken of any further tax losses which may be available to shelter the gain.

(6) Net gearing is calculated as total borrowings net of cash at bank and in hand divided by Shareholder's funds.

(7) No account has been taken of Aberdeen's trading since 31 March 2003 or Edinburgh's trading since 31 July 2003.



KPMG Audit Plc

37 Albyn Place
Aberdeen AB10 1JB
United Kingdom

Tel +44 (0) 1224 591000
Fax +44 (0) 1224 590909
DX AB121 Aberdeen 1

The Directors
Aberdeen Asset Management PLC
10 Queen's Terrace
Aberdeen
AB10 1YG

Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London
SE1 7EU

3 October 2003

Dear Sirs

**Aberdeen Asset Management PLC**

We report on the pro forma net assets statement set out in Part IV of the Listing Particulars dated 3 October 2003, which has been prepared, for illustrative purposes only, to provide information about how the acquisition of Edinburgh Fund Managers Group plc and subsequent disposal of certain management contracts might have affected the financial information presented.

*Responsibilities*

It is the responsibility solely of the Directors of Aberdeen Asset Management PLC to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

*Basis of opinion*

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board of the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of Aberdeen Asset Management PLC.

*Opinion*

In our opinion:

- the pro forma net assets statement has been properly compiled on the basis set out therein;
- such basis is consistent with the accounting policies of Aberdeen Asset Management PLC; and
- the adjustments are appropriate for the purposes of the pro forma net assets statement as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

KPMG Audit Plc



## PART V

### Summary of Sale Agreement

In addition to those terms defined on pages 4 to 7 of this document, certain defined terms used in this Part V reflect those used in the Sale Agreement, which is on display as set out in paragraph 21 of Part VII of this document below.

#### 1. Date and Parties

The Sale Agreement is dated 5 September 2003 and is between (1) Aberdeen and (2) New Star.

#### 2. Sale and Purchase

Pursuant to the Sale Agreement, Aberdeen shall procure that Edinburgh Portfolio resigns as manager or as authorised corporate director (as the case may be) of the Portfolio OEIC and the Portfolio Unit Trusts and also procure that Edinburgh Unit Trust Managers Limited ("**EUTM**") resigns as authorised corporate director of the Edinburgh OEIC and such member of the New Star Group as New Star shall nominate shall be appointed as the manager or authorised corporate director (as the case may be). Subject to the satisfaction of the conditions set out in the Sale Agreement, Edinburgh and Edinburgh Portfolio shall enter into an agreement with New Star ("**Portfolio Agreement**") and Edinburgh and EUTM shall enter into an agreement with New Star ("**Edinburgh Agreement**") as detailed in paragraphs 7 and 8 below.

#### 3. Completion and Conditions

Completion is conditional upon the satisfaction of certain conditions ("**Conditions**"), which include (but are not limited to):

(i) the passing at an extraordinary general meeting of New Star of the resolutions to increase the authorised share capital of New Star and to give the directors of New Star authority to allot shares in connection with the raising of part of the cash consideration and the issue of New Star Shares to satisfy part of the consideration under the Portfolio Agreement and the Edinburgh Agreement;

(ii) New Star having obtained FSA Approval to the termination of EUTM's appointment as ACD of the Edinburgh OEIC and Edinburgh Portfolio's appointment as ACD of Portfolio OEIC and termination of Edinburgh Portfolio's appointment as manager of each of the Portfolio Unit Trusts and appointments of a members of the New Star Group in these positions and the change of names of the Funds;

(iii) the formal consent of The Royal Bank of Scotland plc as trustee being obtained to the change of management of the Edinburgh Property Portfolio and Edinburgh Monthly Income Portfolio;

(iv) Aberdeen not breaching its undertakings under the Sale Agreement;

(v) prior to the Offer being declared unconditional in all respects, EUTM continuing to be entitled to manage the assets of the Edinburgh Funds and Edinburgh Portfolio continuing to be entitled to manage the assets of Portfolio Funds on the basis on which they are currently managed and the undertakings given in regard to the management not being breached;

(vi) the Offer being posted to all Edinburgh Shareholders not later than 28 days following the date of the announcement, being 5 September 2003, and becoming or being declared unconditional in all respects.

Aberdeen has, *inter alia*, undertaken that it will not without the prior written agreement of New Star declare the offer unconditional unless valid acceptances have been received from not less than 90 per cent. in nominal value of Edinburgh Shares to which the Offer relates by the First Closing Date. In addition, Aberdeen has undertaken that it will not, without the prior agreement of New Star, extend any period for satisfaction of any condition of the Offer, including extending the period for receipt of valid acceptances beyond the First Closing Date.

If the Conditions are not fulfilled (or waived where permitted) by such time as is provided in the Sale Agreement, then, save for accrued rights, the Sale Agreement shall not come into force and the parties shall have no further rights or obligations under the Sale Agreement.

Completion will take place on the third business day after all the Conditions are fulfilled (or waived).

### 4. Warranties and Indemnities

The Sale Agreement provides for limited warranties to be given at Completion by New Star to Aberdeen.

The Sale Agreement also provides for limited warranties and indemnities to be given at Completion to New Star by Aberdeen, Edinburgh and certain of Edinburgh's subsidiaries, including an indemnity in respect of potential exposure in relation to breaches of New Zealand securities legislation. Shares in Edinburgh Investment Company ICVC ("EIC"), an open ended investment company managed by EUTM, a wholly owned subsidiary of Edinburgh, were allotted to New Zealand investors during the period from June 2001 to April 2003 when certain required documents had not been filed with the New Zealand Registrar of Companies. To the extent that the allotments were consequently in breach of New Zealand securities legislation, under that legislation those allotments are technically void, and as a result the original subscription monies in respect of those allotments will be repayable to those investors together with interest at the rate of 10 per cent. per annum. No formal proceedings have been raised or threatened by the relevant authorities against EUTM in respect of this matter. As disclosed by Edinburgh in an announcement on 7 August 2003 (taking into account the assumptions and variables referred to in that announcement), if EIC were required to repay such monies, EUTM could have a potential exposure to make a payment to such investors of approximately £5.9 million as at the date of that announcement plus the cost of future interest for the period to settlement, accruing at 10 per cent. per annum on the then calculated total relevant subscription monies of £16.7 million. Edinburgh, however, carries insurance cover (subject to an excess of up to £250,000) which could potentially provide up to £5 million of cover in the event that a valid claim is made by EUTM under the policy. Edinburgh is in active discussions with its insurance underwriters and the insurance underwriters' lawyers to clarify whether a valid claim may be made by EUTM under the policy in the current circumstances. Further, the filing non-compliance problem is known also to affect a significant number of other fund issuers in the New Zealand market, and consequently it is hoped that any liability arising from the non-compliance by EIC may be mitigated as a result of industry wide solutions.

No claim under the Warranties may be made after two years from Completion.

The maximum aggregate liability of Aberdeen under the Warranties is limited to the £33,000,000 less any monies paid for the breach of any warranty and the maximum aggregate liability of New Star shall not exceed £100,000.

### 5. Protection of the Interests of New Star

Aberdeen has undertaken in the Sale Agreement that, *inter alia*, for a period of two years following Completion, it shall not and it will procure that its Associates will not whether directly or indirectly and whether alone or in conjunction with or on behalf of, any other person and whether as principal, shareholder, director, employee, agent, consultant, partner or otherwise:

(i) solicit or entice or endeavour to solicit or entice away from any member of the New Star Group or its Associates any person employed as a fund manager or in a senior operational capacity (being a person whose annual salary exceeds £50,000);

(ii) market actively in the retail market in the UK in relation to any sectors which any of the Funds respectively fall within which are directly competitive with any of the Funds and not establish, acquire, promote or launch any new retail funds or any unitised closed ended funds in the UK which are directively competitive with any of the Funds;

(iii) take any action calculated to or which would reasonably forseeably induce a Unitholder to redeem any Units in the Funds;

(iv) instigate or promote any unitisation of any existing closed end fund managed by Portfolio or any of its Associates; and

(v) at any time following Completion market a service to retail investors using the name "Classic Portfolio Service".

Notwithstanding the above, no member of the Aberdeen Group or its Associates shall be prohibited from providing services to its other Retail Clients, institutional clients and IFA distributors.

New Star has the opportunity to engage certain of the staff associated with the management of the Retail Funds. If prior to Completion, one of the Relevant Employees accepts an offer of employment made by New Star, Aberdeen shall procure the relevant member of the Edinburgh Group will release that Relevant

Employee from all obligations and restrictions to which he or she is subject so that they may commence employment with New Star from Completion.

**6. Guarantee**

Aberdeen guarantees, indemnifies and undertakes to ensure Edinburgh's and/or EUTM's and/or Portfolio's full and prompt performance of its obligations under each Transaction Agreement.

**7. Edinburgh Agreement**

Upon satisfaction of the conditions set out in the Sale Agreement, an agreement is to be entered into between (1) Edinburgh (2) EUTM and (3) New Star relating to the change of management and administration of the open-ended investment company, Edinburgh OEIC. EUTM is to retire and appoint in its place a member of the New Star Group nominated by New Star as authorised corporate director of the Edinburgh OEIC. The consideration payable to EUTM by New Star is the sum of six million and one thousand pounds (£6,001,000) which will be satisfied as to six million pounds (£6,000,000) through the allotment of 66,667 New Star Shares and the payment of £1,000 in cash on Completion. All payments are inclusive of VAT.

The indemnities provided by Edinburgh and EUTM to New Star and each of the Funds include all liabilities, losses and expenses incurred in connection with:

- the delivery into New Zealand of any prospectus or the offer within New Zealand of any Units in any of the Funds, or the acceptance of subscriptions for such Units or breach of any New Zealand laws in connection therewith; and
- any split capital investment trust.

**8. Portfolio Agreement**

Upon satisfaction of the conditions set out in the Sale Agreement, an agreement is to be entered into between (1) Edinburgh (2) Edinburgh Portfolio and (3) New Star relating to the change of management and administration of the open-ended investment company, Portfolio OEIC. Edinburgh Portfolio is to retire and appoint in its place a member of the New Star Group nominated by New Star as authorised corporate director of the Portfolio OEIC. Edinburgh Portfolio is to retire and appoint in its place a member of the New Star Group nominated by New Star as manager of Edinburgh Monthly Income Portfolio and Edinburgh Property Portfolio. The consideration payable to Edinburgh Portfolio by New Star is the sum of twenty-six million nine hundred and ninety nine thousand pounds (£26,999,000) which will be satisfied in cash on Completion. All payments are inclusive of VAT.

The indemnities provided by Edinburgh and Edinburgh Portfolio to New Star and each of the Funds include all liabilities, losses and expenses incurred in connection with:

- the delivery into New Zealand of any prospectus or the offer within New Zealand of any Units in any of the Funds, or the acceptance of subscriptions for such Units or breach of any New Zealand laws in connection therewith; and
- any split capital investment trust.

# PART VI

## Risk factors

Before deciding whether to invest in the Company, prospective investors should carefully consider all the information set out in this document, together with the risks normally associated with companies of a similar nature to the Company and, in particular, those risks described below. If any of the following risks actually materialise, Aberdeen's business, financial condition and share price could be materially and adversely affected to the detriment of Aberdeen and its Shareholders. Further risks and uncertainties which are not presently known to the Directors at the date of this document, or that the Directors currently deem immaterial, may also have an adverse effect on the Aberdeen business. The Directors consider the following risks to be the most significant for potential investors, but the risks listed do not necessarily comprise all those associated with an investment in the Company.

- The value of an investment in the Company and the income derived from it, if any, may go down as well as up and an investor may not get back the amount invested.
- Although the Ordinary Shares will be traded on the London Stock Exchange it is possible that there may not be a liquid market in the Ordinary Shares and Ordinary Shareholders may have difficulty in selling Ordinary Shares.
- The Enlarged Group will have numerous integration challenges as a consequence of the acquisition of Edinburgh. This might delay the effect of the perceived benefits.
- The future results of the Enlarged Group will be dependent on factors outside the Enlarged Group's control such as general economic conditions, competition and regulations. These factors could have a substantial positive or negative effect on the future results of the Enlarged Group.
- The Enlarged Group's activities including those of the Edinburgh Group, are carried out within a highly regulated environment and as such any breaches of relevant regulations may cause a loss to the Enlarged Group and, in extreme cases, the loss of the necessary licences to conduct its business. Investors are referred to paragraph 16 of Part VII which provides details of legal or arbitration proceedings that the Aberdeen Group is engaged in or which are pending or threatened. In addition, as referred to in paragraph 16 of Part VII of this document, the Financial Services Authority is carrying out a wide ranging investigation of investment managers, sponsors and intermediaries in relation to their activities in the splits sector, this includes the Aberdeen Group.
- The market price of the Ordinary Shares may not reflect the underlying value of the Enlarged Group.
- The price at which investors may dispose of their shares in the Company may be influenced by a number of factors, some of which may pertain to the Company, and others of which may be outside of its control. Investors may realise less than the original amount invested.
- The information in this document is based on existing legislation, including taxation legislation. There is no guarantee that the tax treatment described in this document will continue to apply.
- Equity and bond markets have been extremely volatile over recent times. A sustained futher fall in equity and/or bond markets would reduce the Enlarged Group's revenues and significantly diminish its prospects of obtaining new funds to manage.
- While it is the intention of the Directors to continue to pay dividends to Shareholders the ability of the Company to pay any dividends in respect of the Shares will depend on the level of income received and on the Enlarged Group continuing to meet bank covenants. Accordingly, the amount of the dividends paid to Shareholders may fluctuate. Any change in the tax or accounting treatment of dividends or other investment income received by the Company may also reduce the level of yields received by Shareholders.
- The amount of borrowings by the Enlarged Group may increase the volatility of the Shares. Should the Company breach any of the covenants contained in its borrowings the Company may be required to repay such borrowings forthwith together with attendant costs including the costs of breaking any fixed interest arrangements.
- The Company has provided an indemnity to New Star in accordance with the terms of the Sale Agreement in respect of any liability arising in relation to potential securities legislation breaches in New Zealand and in respect of the split capital investment trust sector. As a result of this indemnity the Company would itself be impacted by any claim made against the Edinburgh Group in either regard, but see paragraph 4 of Part V of this document for further comment.

## PART VII

## Additional information

### 1. The Company

(a) The Company was incorporated and registered in Scotland under the Companies Acts 1948 to 1981 on 2 March 1983 with registered number 82015 as a private company limited by shares with the name Arsino Limited. The Company changed its name to Aberdeen Fund Managers Limited on 13 April 1983, to Abtrust Holdings Limited on 23 December 1987 and to Aberdeen Trust Holdings Limited on 13 June 1988. On 12 September 1989, the Company re-registered as a public company limited by shares, on 22 March 1991 it changed its name to Aberdeen Trust PLC and on 1 May 1997 changed its name to Aberdeen Asset Management PLC.

(b) The principal legislation under which the Company operates is the Companies Act. The Company carries on the business of investment management pursuant to Clause 4 of its Memorandum of Association.

(c) The registered office of the Company is at 10 Queen's Terrace, Aberdeen AB10 1YG.

### 2. Responsibility

The Directors, whose names appear in paragraph 3 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

### 3. Directors

The directors of the Company as at the date of this document are:

Charles Leonard Anthony Irby FCA (Independent Chairman)
David Ernest Woods MA MSC FIA (Independent Deputy Chairman)
Martin James Gilbert MA LLB LLD CA (Chief Executive)
William John Rattray MA CA (Finance Director)
Michael Edward Haylon (Non-Executive Director)
Rt. Hon. Sir Malcolm Rifkind KCMG QC (Independent Non-Executive Director)
John Francis Solan Jr. CPA (Non-Executive Director)
Donald Henry Waters OBE CA (Independent Non-Executive Director)
Christopher Giles Herron Weaver FCA (Non-Executive Director)
John Leonard Wybrew FIA, ASA, FBIM (Non-Executive Director)

The business address of each of the directors of the Company is 10 Queen's Terrace, Aberdeen AB10 1YG.

### 4. Share capital

(a) The authorised, issued and fully paid share capital of the Company as at 2 October 2003 (the latest practicable date prior to the posting of this document) is as follows:

| | Authorised | Nominal Value | Issued and fully paid | Nominal Value |
|---|---|---|---|---|
| | (No. of Shares) | (£) | (No. of Shares) | (£) |
| Ordinary Shares | 335,000,000 | 33,500,000 | 176,915,746 | 17,691,574 |
| Redeemable Preference Shares | 39,000,000 | 39,000,000 | 10,342,746 | 10,342,746 |
| Performance Shares 1997 | 500,000 | 250,000 | — | — |
| Performance Shares 1998 | 500,000 | 250,000 | — | — |
| Performance Shares 1999 | 500,000 | 250,000 | — | — |
| Performance Shares 2000 | 500,000 | 250,000 | — | — |
| Performance Shares 2001 | 500,000 | 250,000 | — | — |
| Deferred Shares | 12,500,000 | 1,250,000 | — | — |
| Total | 389,000,000 | 75,000,000 | 187,258,492 | 28,034,320 |

(b) The authorised, issued and fully paid share capital of the Company as it will be immediately following the Offer (assuming the Offer is accepted in full and that no share options are exercised under the Aberdeen Share Option Schemes) is as follows:

| | Authorised | Nominal Value | Issued and fully paid | Nominal Value |
|---|---|---|---|---|
| | (No. of Shares) | (£) | (No. of Shares) | (£) |
| Ordinary Shares | 335,000,000 | 33,500,000 | 235,795,237 | 23,579,523 |
| Redeemable Preference Shares | 39,000,000 | 39,000,000 | 10,342,746 | 10,342,746 |
| Performance Shares 1997 | 500,000 | 250,000 | — | — |
| Performance Shares 1998 | 500,000 | 250,000 | — | — |
| Performance Shares 1999 | 500,000 | 250,000 | — | — |
| Performance Shares 2000 | 500,000 | 250,000 | — | — |
| Performance Shares 2001 | 500,000 | 250,000 | — | — |
| Deferred Shares | 12,500,000 | 1,250,000 | — | — |
| Total | 389,000,000 | 75,000,000 | 246,137,983 | 33,922,269 |

(c) On 21 December 2000 the authorised share capital of the Company was increased from £25,000,000 to £64,000,000 by the creation of 39,000,000 Redeemable Preference Shares. On 18 January 2002 the authorised share capital of the Company was increased from £64,000,000 to £75,000,000 by the creation of 110,000,000 Ordinary Shares.

(d) During the three years preceding the date of this document, the Company has made the following issues of share capital:

(i) Share options pursuant to the Aberdeen Share Option Schemes have been exercised resulting in an aggregate of 680,000 Ordinary Shares being issued at the following exercise prices:

| Number of Ordinary Shares | Year | Exercise Price |
|---|---|---|
| | | (pence) |
| 120,000 | 2000 | 40 |
| 125,000 | 2000 | 82 |
| 200,000 | 2000 | 91 |
| 12,500 | 2001 | 101 |
| 10,000 | 2001 | 261 |
| 150,000 | 2001 | 83 |
| 12,500 | 2002 | 33 |
| 15,000 | 2002 | 40 |
| 35,000 | 2002 | 91 |

(ii) Conversion rights have been exercised resulting in an aggregate of 3,245,576 Performance Shares and Convertible Bonds being issued at the following conversion prices:

| Number of Ordinary Shares | Year | Exercise Price |
|---|---|---|
| | | (pence) |
| 1,872,500(1) | 2001 | 50 |
| 576(2) | 2002 | 520 |
| 1,372,500(1) | 2003 | 50 |

**Notes:**

(1) Conversion of Performance Shares.

(2) Conversion of Convertible Bonds.

(iii) The following shares have been issued in connection with the acquisition of the undernoted companies:

| Number of Shares | Price (£) | Year | |
|---|---|---|---|
| 31,028,240 Redeemable Preference Shares(1) | 1.00 | 2000 | Consideration for EquitiLink Group |
| 2,876,000 Ordinary Shares. . . . . . . . . . . . . . | 5.07 | 2001 | Consideration for Celexa Real Estate Management Group |
| 15,000,000 Ordinary Shares . . . . . . . . . . . . . | 5.00 | 2001 | Consideration for Life Assurance Holding Corporation Limited |
| 379,897 Ordinary Shares . . . . . . . . . . . . . . . | 2.075 | 2002 | Consideration for 10% of Globe Financial Investment (3,500,000 ordinary shares) |

**Note:**

(1) 10,342,747 Redeemable Preference Shares were redeemed on 31 October 2001 and a further 10,342,747 Redeemable Preference Shares were redeemed on 31 October 2002.

(e) The Company issued the Convertible Loan Notes to Phoenix Home Life Insurance Company on 15 April 1996, under the terms of a note purchase agreement dated 4 April 1996. The Convertible Loan Notes are convertible at any time, at the option of the holder of the Convertible Loan Note, into a maximum of 17,441,860 Ordinary Shares at a price of US$2.15 per Ordinary Share. As at 2 October 2003 (the latest practicable date prior to the posting of this document) there were U.S.$32,500,000 in nominal value of Convertible Loan Notes outstanding convertible into 15,116,279 Ordinary Shares. A summary of the provisions governing and the procedures for conversion, exchange or subscription of such loan notes is set out in paragraph 7 of this Part VII below.

(f) The Company issued 200,000 Convertible Bonds at a value of £500 each on 14 January 2002 under the terms of an instrument between Aberdeen and JP Morgan Chase Bank dated 14 January 2002. 6 Convertible Bonds have been converted. The Convertible Bonds are convertible in certain circumstances as provided under the instrument into a maximum of 19,230,769 Ordinary Shares (subject to the adjustment of the conversion price) as more particularly detailed in paragraph 9 in this Part VII below.

(g) The Company issued £10,000,000 in Loan Notes to Life Assurance Holding Corporation Limited on 1 June 2001, under the terms of an instrument dated 1 June 2001. A summary of the provisions governing the Loan Notes is set out in paragraph 8 of this Part VII below.

(h) The Ordinary Shares have been admitted to listing on the Official List and have been admitted to trading on the London Stock Exchange's market for listed securities and have been admitted to the official list of the Singapore Exchange Securities Trading Limited. The Redeemable Preference Shares, the Performance Shares and the Deferred Shares are not listed on any stock exchange.

(i) As at 2 October 2003 the following options were outstanding in respect of the Ordinary Share capital of the Company:

1994 Executive Share Option Scheme 13,150,500

(j) At the Extraordinary General Meeting of the Company to be held on 20 October 2003, a resolution will be proposed, *inter alia*, as follows:

(i) Subject to and conditional upon the Offer becoming or being declared unconditional in all respects (other than as regards Admission and any condition relating to the passing of the resolution) the Directors be and they are hereby generally and unconditionally authorised pursuant to section 80 of the Act to allot relevant securities (as defined in section 80(2) of the Act) of the Company up to a maximum aggregate nominal amount of £5,887,949.10 in connection with the Offer and otherwise up to an aggregate nominal amount of £7,781,242 representing

33 per cent. of the issued ordinary share capital of the Company as enlarged by the issue of New Ordinary Shares pursuant to the Offer, provided that:

(aa) this authority shall expire (unless renewed, varied or revoked by the Company in general meeting) on the date being 15 months from the date of the resolution or, if earlier, at the conclusion of the next annual general meeting of the Company to be held in 2004;

(bb) the Company shall be entitled to make, prior to the expiry of such authority, any offer or agreement which would or might require relevant securities to be allotted after the expiry of such authority and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred thereby had not expired.

(k) Save as disclosed in this paragraph 4 of Part VII, since 2 October 2003 (the latest practicable date prior to the printing of this document) there have been no changes in the issued share capital or loan capital of the Company and no material changes in the issued share capital or loan capital of any of its subsidiaries other than intra-group issues by wholly owned subsidiaries of the Company, *pro rata* issues by partly owned subsidiaries of the Company or changes in the capital structure of such subsidiaries which have remained wholly owned by the Company throughout the period.

(l) Save as disclosed in this paragraph 4 of Part VII, no commissions, discounts, brokerages or other special terms have been granted by the Company or any of its subsidiaries in connection with the issue or sale of any share or loan capital of the Company or any of its subsidiaries in the three years immediately preceding the date of this document.

(m) Save as disclosed in this paragraph 4 of Part VII and paragraphs 6 to 9 of Part VII below, no share or loan capital of the Company or any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option.

**5. Memorandum and Articles of Association**

The Memorandum of Association of the Company provides that the Company's principal objects are to carry on the business of investment and financial managers, advisers and consultants. The objects of the Company are set out in full in clause 4 of its Memorandum of Association. The Articles (as amended by resolution dated 21 December 2000) contain, *inter alia*, provisions to the following effect:

(a) Voting Rights

(i) Subject to any special terms as to voting upon which any Ordinary Shares may be issued or may for the time being be held and subject to the provisions of the Articles, every holder of an Ordinary Share who, being an individual present in person or, being a corporation, is present by a duly authorised corporate representative shall have one vote on a show of hands and, on a poll, every such holder present shall have one vote for every Ordinary Share of which it is the registered holder.

(ii) The duly authorised representative of a corporate member may exercise the same powers on behalf of that corporation as it could exercise if it were an individual member. On a poll, votes may be made in person or by proxy.

(iii) A member is not entitled to vote in respect of any share unless all calls or other moneys due and payable by it in respect of those shares in the Company have been paid.

(iv) Holders of Performance Shares are entitled to receive notice of and attend, but not to speak or vote at, any general meeting of the Company. Holders of Deferred Shares have no right to receive notice of, attend or vote at any general meeting of the Company.

(v) Holders of Redeemable Preference Shares are entitled to receive notice of and to attend and speak but not to vote at all general meetings of the Company unless the Company shall have not paid any preference dividend or shall have failed to make payment of any redemption monies due on any redemption of the Redeemable Preference Shares.

(b) Suspension of Rights

Where a member or any other person who appears to be interested in shares held by a member has been duly served with a notice under section 212 of the Companies Act and, having failed to supply the Company with the information thereby required, or having supplied information which in the opinion of the directors is false or misleading in any material respect, within the period specified in such notice (being not less than 14 days where such shares represent at least 0.25 per cent. of their class and, in any other case, 28 days from the date of service of such notice), is served with a direction notice:

(i) such member shall not be entitled to attend meetings or vote or to exercise any other right conferred by membership in relation to meetings; and

(ii) where such shares represent at least 0.25 per cent. in nominal value of their class:

(aa) any dividends or other sums payable in respect of capital in respect of such shares may be withheld (except on a winding up of the Company); and

(bb) no transfer, other than an approved transfer, of shares held by the member shall be registered unless the member can establish that he is not in default in supplying the information or that no person in default in supplying the information is interested in the shares. An approved transfer is defined in the Articles as a transfer pursuant to acceptance of an offer made to all holders of shares or any class of shares, a transfer through the London Stock Exchange or any recognised stock exchange or recognised clearing house or any stock exchange or market outside the UK in which the Company's shares are normally traded or a transfer which is shown to the satisfaction of the Board (as defined in the Articles) to be made in consequence of a bona fide sale of the whole of the beneficial interest in the shares in question to a person who is unconnected with the holder of such shares and with any other person appearing to be interested in such shares. Such disentitlement will apply only for so long as the notice from the Company has not been complied with and unless otherwise determined by the Board for a period of one week thereafter.

(c) Dividends

(i) Subject to the Companies Act and any other UK statute concerning companies registered in the UK for the time being in force (together the "**Statutes**"), the Company may by ordinary resolution declare dividends to be paid out of profits available for distribution to members according to their rights and priorities but no dividend shall be declared in excess of the amount recommended by the Board. Subject to the Statutes, the Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the profits available for distribution.

(ii) Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends shall be declared and paid *pro rata* according to the amounts paid or credited as paid up (other than in advance of calls) on the shares during any portion or portions of the period in respect of which the dividend is paid. All dividends unclaimed for a period of 12 years from the date of declaration shall be forfeited and shall revert to the Company.

(iii) The Board may, if authorised by an ordinary resolution of the Company, pay dividends wholly or partly in specie and dividends may be satisfied in whole or in part by the distribution amongst holders of debentures or other securities of the Company or of any other company.

(iv) Redeemable Preference Shares confer the right to receive in priority to the transfer of any sums to reserves or any rights of any shareholder of another class of shares, a fixed cumulative preferential dividend at the rate of 5.25 per cent. The preference dividend shall accrue from day to day and shall be paid quarterly.

(v) The holders of Deferred Shares are not entitled to receive any dividend or other distribution.

(d) Distribution of Assets on a Winding Up

(i) On a winding up of the Company (whether voluntary, under supervision or by the court), the liquidator may, with the sanction of an extraordinary resolution of the Company and subject to the Insolvency Act 1986, divide among the members of the Company in specie the whole or any part of the assets of the Company, and vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as the liquidator, with the like sanction, shall determine.

(ii) The surplus assets of the Company available for distribution on a winding up shall be applied first, in repaying the holders of the Redeemable Preference Shares the total amounts paid upon the Redeemable Preference Shares held by them and a sum equal to any arrears or deficiency in the preference dividend, then to the holders of Ordinary Shares the nominal value of the Ordinary Shares held by them; secondly, in repaying the holders of the Performance Shares the nominal value of the Performance Shares; thirdly, in repaying the holders of the Deferred Shares the nominal value of the Deferred Shares; and fourthly, in distributing the remaining assets to the holders of Ordinary Shares *pro rata* to the amounts paid up on such shares.

(e) Transfer of Shares

Subject to the conditions and restrictions in the Articles any member may transfer all or any of his shares by an instrument of transfer in standard form or in such other form as the Board may approve. Notwithstanding this, the Board may adopt procedures for transferring shares without a written instrument providing such procedures are in accordance with the Statutes and the Articles. The instrument of transfer shall be executed by or on behalf of the transferor and (in the case of a partly paid share) by or on behalf of the transferee. There is no restriction on the registration of a transfer of shares provided the transfer:

(i) is duly stamped and lodged at the office of the registrars of the Company or such other place as the Board may direct, accompanied by the relevant share certificate(s) and such other evidence of the right of the transferor to make the transfer as the Board may reasonably require;

(ii) is in respect of only one class of share;

(iii) is in favour of not more than four transferees;

(iv) is in respect of a fully paid share; and

(v) is in respect of a share on which the Company does not have a lien.

If any of the above conditions is not complied with, the Board may refuse to register the transfer in question. The Board may, in its absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares, all or any of which are not fully paid provided that where any such shares are admitted to listing on the Official List, such discretion may not be exercised in such a way as to prevent dealings in the shares from taking place on an open and proper basis. Where a holder of Performance Shares ceases to be an eligible employee, the Performance Shares are automatically transferred to the Employee Share Trust established by a deed dated 28 February 1997. The price of the transfer depends on the circumstances of the holder so ceasing to be eligible. In the event of the holder's death or his or her ceasing to be employed by reason of illness or disability or other circumstances agreed by the Company's remuneration committee, the shares are transferred at a price which is the higher of the market value and the subscription price. If the holder ceases to be employed for any other reason or if he becomes bankrupt or the Company commences winding up (save for the purposes of reconstruction or amalgamation), the price to be paid is the lower of the market value and the subscription price. Save as set out above, the Performance Shares are non-transferable. All Deferred Shares held by holders of Performance Shares following conversion are deemed automatically to have been offered for sale to the said Employee Share Trust at a price of one penny for the entire holding.

(f) Variation of Rights

Whenever the capital of the Company is divided into different classes of shares, subject to the Statutes, the rights attached to any class may be varied or abrogated, either with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of the affected class or with the sanction of an extraordinary resolution passed at a separate general meeting of such holders. The quorum at any such general meeting is two persons personally present holding or representing by proxy at least one-third of the capital paid up on the issued shares of the class in question and, at any adjourned meeting, the quorum is one holder present in person or by proxy. Any holder of shares of the class in question present in person or by proxy may demand a poll. Every holder of shares of the class in question shall, on a poll, be entitled to one vote for every share of the class held by him. The rights or privileges attaching to any class of shares shall not, subject to the terms on which such shares may be issued, be deemed to be varied or abrogated by the creation or issue of new shares ranking *pari passu* with those already issued. The subdivision and redesignation of the Performance Shares upon conversion shall not be treated as a variation or abrogation of the rights attaching to the Performance Shares.

(g) Share Capital and Changes in Capital

(i) Subject to the provisions of the Statutes and without prejudice to any special rights previously conferred on the holders of any existing shares, any share may be issued with such rights or restrictions as the Company may from time to time determine by ordinary resolution or, if the Company has not so determined (but in the case of unclassified shares only), as the Board may determine. Subject to the provisions of the Statutes, the Company may issue redeemable shares. Subject to the provisions of the Articles and the Statutes, the power of the Company to allot and issue shares shall be exercised by the Board at such time, for such consideration and upon such terms and conditions as the Board may determine.

(ii) The Company may by ordinary resolution increase its share capital, consolidate its share capital into shares of larger amount and, subject to the provisions of the Statutes, sub-divide its shares or any of them into shares of smaller amount, cancel any shares which, at the date of the passing of the resolution, have not been subscribed for or agreed to be subscribed for by any person, and diminish the amount of its authorised share capital by the amount of the shares so cancelled.

(iii) Subject to the Statutes and to any confirmation or consent required by law, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

(iv) Subject to the provisions of the Articles and the Statutes and to the rights attached to any class of shares, the Company may purchase all or any of its own shares of any class (including, any Redeemable Preference Shares).

(h) Conversion

(i) The Deferred Shares are non-convertible.

(ii) The Performance Shares are convertible into a number of Ordinary Shares and Deferred Shares depending on the performance of the Company. If growth in earnings per share (adjusted to reflect the growth in the value of the indices appropriate to the stock markets in which the Company invests) equals or exceeds 5 per cent. per annum compounded over five years then each Performance Share converts into a maximum of five Ordinary Shares. If the adjusted growth in earnings per share is less than 1 per cent. per annum compounded over five years then each Performance Share converts into the maximum number of five Deferred Shares. The conversion date in respect of any class of Performance Share is the publication date of the annual accounts of the Company for the fourth financial year following the financial year in which the Performance Shares are issued. No conversion will take place if the holder of the Performance Shares is no longer an Eligible Employee (as defined in the Articles). Ordinary Shares arising on conversion rank *pari passu* with the existing Ordinary Shares then in issue, save that they shall not rank for any dividend or other distribution payable declared or proposed prior to the relevant date of conversion.

(i) Redemption of Redeemable Preference Shares

The Company must redeem for cash at the aggregate of the total amount paid up thereon one third of the Redeemable Preference Shares on 31 October in each of the years 2001, 2002 and 2003. The Company may at any time redeem all the Redeemable Preference Shares then outstanding for a cash payment of the aggregate of the total amount paid up on the relevant number of Redeemable Preference Shares and a sum equal to any arrears or deficiency of the preference dividend to be calculated down to the date of return of capital.

(j) Directors

(i) Save as mentioned below, a director shall not vote at a meeting, of the Board or of a committee of the Board on any matter in which he has, directly or indirectly, a material interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) or a duty which conflicts or may conflict with the interests of the Company. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(ii) A director shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(aa) the giving of any guarantee, security or indemnity to him in respect of money lent to or an obligations incurred by him at the request of or for the benefit of, the Company or any of its subsidiaries;

(bb) the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries, for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(cc) any proposal concerning the director in question being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of shares, debentures or other securities by the Company or any of its subsidiary undertakings for subscription or purchase;

(dd) any proposal concerning any other company in which the director in question is interested, directly or indirectly, and whether as an officer or shareholder or otherwise howsoever, provided that the director in question does not to his knowledge hold an interest in shares (as that term is used in Part VI of the Companies Act) representing 1 per cent. or more of either any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of such company (any such interest being deemed to be a material interest in all circumstances);

(ee) any proposal concerning any scheme or arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which benefits the director in question in a similar manner to such employees and which does not accord to such director any privilege or benefit not awarded to employees to whom such scheme or arrangement relates;

(ff) any proposal concerning any insurance which the Company is empowered to purchase and/or maintain for the benefit of any persons including the directors of the Company.

(iii) Subject to the Statutes and provided that the director has disclosed to the Board the nature and extent of any interest, a director:

(aa) may be a party to or otherwise directly or indirectly interested in any transaction or arrangement with the Company (or in which the Company is otherwise interested) and may be a member or director or other officer of, any body corporate in which the Company is a member or is otherwise interested and shall not be accountable to the Company for any benefit which he derives from any such transaction, arrangement, office, or interest;

(bb) may act in a professional capacity for the Company, for which he or she shall be entitled to remuneration.

(iv) The directors shall be paid such remuneration (by way of fee) for their services as may be determined by the Board, save that, unless otherwise approved by ordinary resolution of the Company in general meeting, the aggregate of the remuneration (by way of fee) of all the directors shall not exceed £300,000 per annum. The limit of £300,000 shall be increased each year in proportion to the increase (if any) in the Index of Retail Prices. The foregoing provisions shall not apply to the remuneration of any managing director or executive director whose remuneration shall be determined by the Board. The directors shall also be entitled to be repaid all travel, hotel and other expenses of travelling to and from Board meetings, committee meetings, general meetings or otherwise incurred while engaged on the business of the Company. Any director who, by request of the Board, performs special or extra services for any purposes on behalf of the Company may be paid such extra remuneration by way of a lump sum, participation in profits or otherwise as the Board may decide.

(v) The Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, to or for the benefit of any past director who held executive office or employment with the Company or with a body corporate which is or has been a subsidiary undertaking (or a predecessor in business of any of them) or to or for the benefit of any member of his family (including a spouse and a former spouse) or dependants.

(vi) All directors should submit themselves for re-election at the first opportunity after their appointment and should not remain in office for longer than three years since their last election or re-election without submitting themselves for re-election. The directors to retire by rotation shall be those who wish to retire and not offer themselves for re-election or those who have been in office since their last election for three or more years. In so far as the number of directors retiring as calculated above and excluding those retiring (as provided below) is less than one-third of the directors or if their number is not three or a multiple of three the nearest to but not exceeding one third of the directors who have been longest in office shall also retire. As between two or more directors who have been in office an equal length of time, the director to retire shall in default of agreement between them be determined by lot. Any director appointed by the Board shall hold office only until the next annual general meeting, when he or she shall be eligible for election, but shall not be taken into account in determining the directors to retire by rotation at that meeting.

(vii) Subject to the Companies Act, every director shall retire at the first annual general meeting after the date of his or her 70th birthday but shall then be eligible for re-election for the period from that annual general meeting until the end of the next following annual general meeting. Any such retiring director shall be eligible for re-election for the period from that subsequent term or terms but on each occasion until the end of the next following annual general meeting after the date of his or her re-election.

(viii) Unless and until otherwise determined by ordinary resolution of the Company, the directors (other than alternate directors) shall not be less than two and there is no maximum number.

(ix) A director shall not be required to hold any qualification shares of the Company.

(k) Borrowing Powers

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) including uncalled capital and, subject to the Statutes, to issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party provided that the Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (so far as the Board is able in the case of the Company's subsidiary undertakings) that the aggregate principal amount including any premiums payable or final repayment for the time being outstanding of all borrowings by the Aberdeen Group exclusive of intra group borrowings shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to four times the adjusted total of the capital and reserves of the Aberdeen Group as calculated in accordance with the Articles.

(l) Untraced Shareholders

Subject to various notice requirements, the Company may sell at the best price reasonably obtainable any share owned by any shareholder provided that, for a period of twelve years, at least three dividends on those shares have become payable and no cheque, warrant or order in respect thereof has been cashed and the Company has received no indication either of the whereabouts or of the existence of the shareholder.

**6. Aberdeen Share Option Schemes**

Summary of the Terms of the 1994 Executive Share Option Scheme, Profit Sharing Scheme, the Employee Share Ownership Trust and the Share Incentive Plan.

(a) **1994 Executive Share Option Scheme**

(i) Eligible Employees

Full time directors or employees of the Company or any other company of which the Company has control and which is for the time being nominated by the Board (for the purposes of this paragraph 6(a) "**Eligible Employees**") may participate in the scheme, subject to invitation being made by the Board (or by the remuneration committee of the Board). However, no option may be granted under the scheme to anyone within three years of retirement.

(ii) Subscription Price

The subscription price for Ordinary Shares in respect of which options may be granted is the higher of the nominal value of such shares and the market value thereof (being the average of the middle-market quotations for the three dealing days prior to the invitation).

(iii) Grant of Options

Applications for options may be invited, at the discretion of the Board (or the remuneration committee of the Board) from any Eligible Employee within six weeks after:

(aa) the date on which the Company's results are announced; or

(bb) the date of approval of the scheme by the Inland Revenue; or

(cc) the date of adoption of the scheme by the Company in general meeting.

(iv) Performance Criteria

Before an option can be exercised the remuneration committee of the Board will require to be satisfied that over a period of not less than three years commencing on the last preceding 30 September or 31 March before the date of grant of the option there has been an increase of not less than 5 per cent. per annum compound in the Company's earnings per share over the average movement in the stock markets in which the funds managed by the Company and its subsidiaries are invested. The movement in stock markets is measured by indices appropriate to the funds managed by the Company and its subsidiaries and shall be determined by the remuneration committee of the Board. The Company's earnings per share for the purpose of the performance criteria, is determined by reference to the last preceding published annual or interim results of the Company. Such earnings per share shall be as defined by Financial Reporting Standard No. 14 but adjusted to remove the effects of:

(aa) gains or losses on the disposal of fixed assets or businesses;

(bb) costs of acquisition or of elimination of discontinued activities; and

(cc) reorganisation and other exceptional costs or exceptional income. The Board has discretion to alter the performance criteria. subject to the approval of the Inland Revenue.

(v) Exercise of Options

No option may be exercised prior to the third anniversary (fifth anniversary for options issued prior to June 2000) of the date of its grant (although the option may be exercised earlier if the employee dies or ceases to be an employee through retirement or ill health). The option will expire on the tenth anniversary of its date of grant.

(vi) Individual Limits

No participant may be granted options in respect of shares having a value at the subscription price in excess of four times annual emoluments.

(vii) Overall Limits

The maximum number of shares available under all of the Company's share option schemes (including this scheme) during the period of ten years prior to the date of grant of the option is the lower of 42,000,000 shares and 10 per cent. of the shares of the Company in issue at the relevant date of grant. No more than 3 per cent. of the share capital of the Company may be appropriated for options during the period of three years ending on the date of grant. The amount of share capital over which options may be granted under this scheme is five per cent. of the share capital of the Company at the date of grant.

(viii) Take-overs and Liquidations

The option holder may exercise his or her options within six months of a change of control or he may exchange options for new options in the acquiring company.

(ix) Variation of Share Capital

If the share capital of the Company is varied the rules of the scheme permit an alteration to the limits and to the subscription price in such manner as the auditors confirm to be fair and reasonable (and subject to the approval of the Inland Revenue).

(x) Amendments

No amendments can be made without the approval of the Company in general meeting if it would be to the advantage of an individual member unless it would be, in the opinion of the Board (or the remuneration committee of the Board) a minor amendment to benefit the administration of the scheme.

(b) **Employee Share Ownership Trust**

(i) Eligible Employees

The Employee Share Ownership Trust ("**ESOT**") is a Qualifying Employee Share Ownership Trust pursuant to Sections 67-74 inclusive and Schedule 5 to the Finance Act 1989. The beneficiaries include all full-time employees (including directors of the Company) who have been employed for two years by a company which has been within the Aberdeen Group for two years. Charities may benefit under the ESOT if there are no other beneficiaries and the ESOT is being wound up.

(ii) Contributions

The trustees of the ESOT receive contributions from the Company or other companies in the Aberdeen Group (or may borrow from the Company or elsewhere) and apply all cash sums received by them for (a) the acquisition of Ordinary Shares; (b) the repayment of sums borrowed; (c) the payment of interest on sums borrowed; (d) the payment of sums to beneficiaries; and/or (e) the meeting of expenses. No company may contribute more than 5 per cent. of its profits on ordinary activities before taxation, interest and extraordinary items for each accounting period. The trustees transfer the Ordinary Shares to beneficiaries directly or via the Profit Sharing Scheme. The entitlement to benefit is determined by the trustees in the same manner as for the Profit Sharing Scheme. The maximum annual entitlement for a beneficiary must not exceed Ordinary Shares to the value of 25 per cent. of such beneficiary's annual basic salary at the start of a year of assessment.

(iii) Trustees

The first trustees of the ESOT are Jennifer Ann Ross, Atholl Gordon Forbes and P&W Trustees (Aberdeen) Limited. There must be at least three trustees (being UK residents) one of whom must be a trust corporation, solicitor or a member of a professional body approved by the Inland Revenue for the purposes of the relevant legislation. The majority of the trustees must not be directors or former directors of companies in the Aberdeen Group but shall otherwise be employees of companies in the Aberdeen Group. Future trustees are appointed following selection by a committee of employee representatives. Professional and corporate trustees may be paid in respect of acting as trustees and reimbursed for reasonable and properly incurred administration costs and expenses. The Company indemnifies the trustees in respect of claims arising from anything in the lawful and proper execution of the ESOT. The trustees may exercise the voting rights of Ordinary Shares held by them in such manner as they shall determine to be in the best interests of the beneficiaries. In all dealings the trustees shall conform with the requirements of the rules of the UK Listing Authority generally, including the Model Code. The trustees may also participate in any rights issues in respect of the Ordinary Shares held by them. In the event of a take-over, reconstruction or reorganisation of the Company, the trustees may exchange the Ordinary Shares for shares in another company.

(iv) Revocation and Variation

The Company has the power to revoke and vary the terms of the ESOT provided the relevant provisions of the Finance Act 1989 continue to be satisfied. The prior approval of the Company in general meeting will be required for alteration in respect of beneficiaries, in respect of all provisions relating to and determining who may benefit the total number of Ordinary Shares which may be subject to the ESOT and the maximum entitlement for each beneficiary. The maximum number of Ordinary Shares:

(a) which may be issued to the trustees of the ESOT when aggregated with Ordinary Shares issued during the preceding ten years pursuant to other employee share schemes of the Aberdeen Group shall not exceed 10 per cent. of the issued ordinary share capital of the Company; and

(b) which may be held subject to the ESOT shall be 31,500,000 representing 50 per cent. of the Ordinary Shares in issue at the date of establishment of the ESOT.

(c) **Profit Sharing Scheme**

(i) Approved Scheme

The Profit Sharing Scheme ("PSS") is an approved scheme in accordance with Section 186 and Schedules 9 and 10 to the Income and Corporation Taxes Act 1988.

(ii) Entitlement

The trustees of the PSS receive contributions from the Company or other companies within the Aberdeen Group who participate in the PSS with the Company's consent (the "**Participation Companies**"). No company may contribute more than 5 per cent. of its profits on ordinary activities before taxation, interest and extraordinary items for each accounting period. The trustees shall apply all sums received to pay expenses and to acquire Ordinary Shares as defined therein. The trustees will appropriate the Ordinary Shares to Eligible Employees (for the purposes of this paragraph 6 as defined in the PSS trust deed dated 14 March 1991 (the "**PSS Trust Deed**")) who enter into a contract of participation but will normally retain them for two years and can retain them for up to three years for Eligible Employees to obtain the maximum tax benefit. The qualification for Eligible Employees is any person who is a full-time director or employee who has completed two years of continuous employment and is chargeable to income tax under Case 1 of Schedule E of the Taxes Act. The entitlement of each participating Eligible Employee shall be determined by the Board and expressed as a proportion of the employee's earnings and/or a proportion of earnings for each complete period of service and/or a fixed amount per employee and/or a fixed amount per employee for each complete period of service. The basis of calculation of the entitlement must be the same for each employee. The real market value of shares appropriated for the benefit of an individual eligible employee at the time of appropriation shall not exceed the statutory limits contained in the Taxes Act, as amended from time to time. Whilst the Ordinary Shares are retained, the participating Eligible Employees receive via the trustees all dividends payable in respect of their retained Ordinary Shares and the trustees seek and comply with directions from those Eligible Employees regarding the exercise of voting rights attaching to such Ordinary Shares. After the initial period of two years (or earlier death, retirement or redundancy), the trustees may sell the Ordinary Shares following the directions of the Eligible Employee (or his personal representatives, if appropriate) for whom they are held and remit the proceeds net of tax to that Eligible Employee or his personal representative, if appropriate. A trust corporation (as defined in the PSS Trust Deed) may be the sole trustee, otherwise there must be a minimum of three trustees. The Company has the power to appoint new or additional trustees and may remove any trustee. All trustees must be resident (for tax purposes) in the UK. Professional and corporate trustees may be paid in respect of acting as trustees and reimbursed for reasonably and properly incurred administration costs and expenses. The Company indemnifies the trustees in respect of claims arising from any act in the proper execution of the PSS. The costs of establishing the PSS and its management and administration (including the expenses and remuneration of trustees) shall be borne by Participation Companies in such proportions as the Company shall determine. Eligible Employees may direct the trustees to participate in any rights issues in respect of the Ordinary Shares held on behalf of those Eligible Employees. In the event of a take-over, reconstruction or reorganisation of the Company, the trustees may be directed by an Eligible Employee to exchange the Ordinary Shares for shares in another company. The Company may amend the terms of the trust and rules establishing the PSS with the prior approval of the Inland Revenue. The prior approval of the Company in general meeting will be required in respect of all amendments to provisions relating to and determining who may benefit under the PSS, the total number of Ordinary Shares which may be subject to the PSS and the maximum entitlement for each Eligible Employee.

(iii) The maximum number of Ordinary Shares which may be:

(aa) issued to the trustees in each calendar year shall not exceed 1 per cent. of the issued Ordinary Shares and at any time when aggregated with Ordinary Shares issued during the preceding 10 years pursuant to other employee share schemes of the Aberdeen Group shall not exceed 10 per cent. of the issued Ordinary Shares; and (bb) used for the PSS shall not exceed 31,500,000 representing 50 per cent. of Ordinary Shares in issue at the date of the establishment of the PSS.

(d) **Share Incentive Plan**

(i) Plan Shares

The plan provides:

(aa) for shares ("**Partnership Shares**") to be acquired on behalf of participating Eligible Employees (as defined below) out of sums deducted from their salary;

(bb) for the Company to procure that shares ("**Matching Shares**") are appropriated to employees without payment in proportion to the Partnership Shares acquired by them;

(cc) for shares ("**Free Shares**") to be appropriated to participating Eligible Employees without payment; and

(dd) for shares ("**Dividend Shares**") where dividends paid by the Company on any shares held in the plan on an employee's behalf are used to buy shares in the Company;

(together known as "**Plan Shares**").

(ii) Acquisition of Plan Shares

The Directors may from time to time determine whether Eligible Employees shall, in a given tax year, or in, or in respect of, a given financial year, be offered the opportunity to acquire Partnership, Matching or Free Shares.

(iii) Establishment of a trust

The Company shall establish a trust for the purposes of:

(aa) in the case of Free Shares and Matching Shares, acquiring shares and appropriating them to Eligible Employees in accordance with the plan;

(bb) in the case of Partnership Shares, holding partnership share money and applying it in acquiring shares on behalf of Eligible Employees in accordance with the plan;

(cc) in the case of Dividend Shares, acquiring such shares in accordance with the plan; and

(dd) holding in accordance with the plan all such shares so appropriated or acquired.

(iv) Eligible Employees

An individual shall be an Eligible Employee if:

(aa) he or she is then an employee of a Participating Company (as resolved by the Directors);

(bb) if, the Directors have specified a qualifying period in relation to eligibility on that occasion, he or she has, at all times during that qualifying period, been an employee of a qualifying company;

(cc) in relation to an appropriation of Free Shares, he or she has entered into a participation agreement; and

(dd) in relation to an appropriation of Free Shares or Matching Shares, he or she has not directed the trustee not to appropriate shares to him or her.

(v) Restrictions on acquisition of Plan Shares

Shares shall not be acquired on behalf of, or appropriated to, any person on any day under the plan if he or she then has, or has at any time in the period of twelve months preceding that day had, a Material Interest in a Close Company (as defined in Schedule 8 of the Finance Act 2000) whose shares may be appropriated or acquired under the plan or a company which has control of such a company or is a member of a consortium which owns such a company.

(vi) Termination of the Plan

The Directors may at any time, by giving notice in writing to:

(aa) the Inland Revenue;

(bb) the trustee; and

(cc) each participant

terminate the operation of the plan on and with effect from a date specified in such notice which is not earlier than 14 days after the date of such notice.

(vii) Authority to issue shares

The authority of the Directors to issue shares for the purposes of the plan expires on 11 January, 2011.

(viii) Number of shares to be issued

The number of shares which may on any day be issued, or in respect of which the trustee may for the purposes of the plan be granted rights to subscribe for shares, when added to the number of shares which have been so issued or in respect of which rights to subscribe for shares have been granted (and, if not exercised, have not ceased to be exercisable) for the purposes of the plan or pursuant to any other employees' share scheme in the period of ten years ending on that day, shall not exceed 10 per cent. of the ordinary share capital of the Company in issue on that day.

(ix) Trustee's voting rights

In relation to any matter on which the trustee has a right or opportunity as a member of the Company to vote or to exercise any other rights, the trustee may, but shall not be obliged to, seek irrevocable directions from each participant as to the manner in which the trustee should exercise such rights in respect of a participant's Plan Shares. The trustee shall comply with such directions and if, before such time as may be specified in writing by the trustee, the trustee does not receive directions in such form as the trustee may specify (which may be in writing or electronic form) in respect of the exercise of voting or other rights attaching to any Plan Shares, then, the trustee shall refrain from exercising any such rights. The trustee shall not be entitled to vote on a show of hands on a particular resolution in respect of Plan Shares held on behalf of participants unless all directions received from those participants who have given directions in respect of that resolution are identical. The trustee shall not be under any obligation to call for a poll, and in the event of any poll the trustee shall in relation to Plan Shares vote only in accordance with the directions of participants.

**7. Summary of the Terms of the Convertible Loan Notes**

(a) Note Purchase Agreement

The Convertible Loan Notes are constituted by a Note Purchase Agreement dated 4 April, 1996 as an unsecured obligation of the Company.

(b) Payment

(i) The entire outstanding principal amount of the Convertible Loan Notes shall be repaid on 29 March, 2003 unless the term of all or any portion of such outstanding principal amount shall have been extended by the Company. The Company may, at its option, extend the term of all or any portion of the aggregate outstanding principal amount of the Convertible Loan Notes from 29 March, 2003 for up to four six monthly periods, that is to 29 March, 2005.

(ii) The Company may during any such extension period repay the principal amount of the Convertible Loan Notes in part or in whole on giving not less than 30 and not more than 60 days' notice to the Loan Noteholders. In the case of partial payment of the Convertible Loan Notes the principal amount to be repaid shall be allocated *pro rata* amongst all of the Convertible Loan Notes, then outstanding.

(iii) The Company will within five business days of a change in control (as defined in the Note Purchase Agreement) or the obtaining of knowledge of an event likely to lead to a change of control give written notice of such event to each holder of a Convertible Loan Note. In the event of a change of control, such written notice shall constitute an irrevocable offer by the Company to pay all of the Convertible Loan Notes held by such holder of a Convertible Loan Note on a date being not less than 30 days and not more than 60 days after the date of such notice. This provision is subject to the right of any holder of a Convertible Loan Note to convert all or any of its Convertible Loan Notes. If a holder of a Convertible Loan Note shall neither have accepted the offer nor elected to convert any of its Convertible Loan Notes the Company shall be entitled, at its option, to repay the Convertible Loan Notes.

(iv) In the event of early repayment of the Convertible Loan Notes as a result of default, the Company will repay the outstanding principal amount of the Convertible Loan Notes and all accrued interest. The Company may also be required to pay a Make-Whole Amount (as defined in the Note Purchase Agreement) calculated on a basis which compensates the holders of Convertible Loan Notes for the loss of future interest. On a change of control, the Company and the holders of Convertible Loan Notes each have the option to cause the Convertible Loan Notes to be pre-paid in which event a Make-Whole Amount at a reduced level may require to be paid.

(v) If at any time the aggregate outstanding principal amount of the Convertible Loan Notes has fallen to 25 per cent. or less of the original aggregate outstanding principal amount of the Convertible Loan Notes the Company may, at its option, prepay all outstanding Convertible Loan Notes.

(c) Interest

(i) The Convertible Loan Notes carry interest (computed on the basis of a 360 day year of twelve 30 day months) until 29 March, 2003 at the rate of 7.00 per cent. per annum payable in arrears on 1 April and 1 October each year.

(ii) In the event of the term of the whole or any part of the Convertible Loan Notes being extended by the Company the Convertible Loan Notes will carry interest from 29 March, 2003 to 29 March, 2004 at the rate which is the greater of (i) the Applicable Treasury Rate (as defined in the Note Purchase Agreement) plus 1.50 per cent. per annum or (ii) 7.50 per cent. per annum.

In the event of the term of the whole or any part of the Convertible Loan Notes being extended by the Company beyond 29 March, 2004, interest shall be payable from 29 March, 2004 to 29 March 2005 at the rate which is the greater of (i) the Applicable Treasury Rate (as defined in the Note Purchase Agreement) plus 2.00 per cent per annum or (ii) 8.00 per cent per annum.

(iii) To the extent permitted by law, interest shall be payable on any overdue payment of principal, interest or Make-Whole Amount (as defined in the Note Purchase Agreement) on the dates specified in paragraph (i) above (or, at the option of the holder of a Convertible Loan Note, on demand) at the rate per annum equal to the lesser of the highest rate allowed by applicable law or 2.00 per cent. above the rate which would otherwise be applicable.

(d) Transfer

Convertible Loan Notes may not be transferred (except within the group of companies of which Phoenix Life Insurance Company is a member) without the prior written consent of the Company.

(e) Conversion

(i) Manner of conversion

(aa) The unpaid principal amount of any Convertible Loan Notes or any portion thereof may, at any time or from time to time at the election of the holder of a Convertible Loan Note, be converted into the number of Ordinary Shares determined by dividing the unpaid principal amount of such Convertible Loan Note to be so converted by US$2.15 (approximately 150 pence at an exchange rate of US$1.43 : £1.00) as adjusted in accordance with the Note Purchase Agreement ("**the Conversion Price**").

(bb) Conversion shall be effected by the holder of a Convertible Loan Note surrendering such Convertible Loan Note together with the notice of conversion duly executed to the Company at its principal office in the United Kingdom. Upon any partial conversion the Company shall issue a new Convertible Loan Note in principal amount equal to the unpaid or unconverted principal amount of such surrendered Convertible Loan Note. Any partial conversion of a Convertible Loan Note shall be with respect to an unpaid principal portion of not less than the greater of (i) 10 per cent. of the total unpaid principal amount thereof or (ii) US$1 million.

(cc) Each conversion shall be deemed to be effected immediately prior to the close of business on the business day on which such Convertible Loan Note is surrendered to the Company for this purpose. Upon conversion the Company will pay to the holder of a Convertible Loan Note all accrued interest on the principal amount to be converted. The Company will also issue appropriate certificates for the Ordinary Shares into which such principal amount has been converted.

(dd) All Ordinary Shares issued by the Company in connection with any conversion of Convertible Loan Notes shall be deemed to be paid in full or credited as paid in full. The Ordinary Shares arising on conversion will rank *pari passu* with the existing Ordinary Shares.

(ee) The Company shall use its best endeavours to ensure that the Ordinary Shares arising on conversion are admitted to listing on the Official List.

(ii) Adjustment of Convertible Loan Note Conversion Price

The Conversion Price shall be subject to adjustment in the event that the Company shall:

(aa) make or pay a dividend or distribution which is satisfied by the issue of Ordinary Shares other than in lieu of a cash dividend where shareholders are offered and elect to accept such dividend in the form of shares;

(bb) reclassify by subdivision its outstanding Ordinary Shares into a greater number of shares; or

(cc) reclassify by consolidation its outstanding Ordinary Shares into a smaller number of shares;

then, and in each such case, the Conversion Price in effect after the effective date of such subdivision or consolidation shall be equal to the product of:

$$C \times \frac{Sa}{Sb}$$

where: Sa = the total number of outstanding Ordinary Shares immediately prior to such event;

Sb = the total number of outstanding Ordinary Shares immediately after such event; and

C = the Convertible Loan Note Conversion Price in effect immediately prior to such event.

Such adjustment shall become effective on the effective date of such event. For the purposes of the determination of "outstanding Ordinary Shares" a right to subscribe for Ordinary Shares that is then outstanding shall be deemed to be equal to the Ordinary Shares such right could then acquire or be exchanged for (whether or not such right is then exercisable in accordance with its terms).

(iii) Distribution of Property

In the event that the Company shall distribute to holders of Ordinary Shares (including, without limitation, any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) shares or evidences of its indebtedness or assets (including without limitation. any assets distributed or appropriated in respect of any capitalisation of profits or reserves) or rights to subscribe for Ordinary Shares and excluding cash dividends paid out of current profits or retained profits legally available for the payment of dividends then in each case the Conversion Price in effect after the record date in respect of which such shares, indebtedness, assets or rights were issued shall be equal to the product of:

$$C \times \frac{C - (FV/Sa)}{C}$$

where: Sa = the number of outstanding Ordinary Shares on such record date;

FV = the then fair value (as determined in good faith and on a reasonable basis by the Board, whose determination, if so made, shall be conclusive) of the shares or assets or evidences of indebtedness so distributed or of such rights; and

C = the Conversion Price in effect immediately prior to such record date.

Such adjustment shall be made whenever any such distribution is made, and shall become effective on the date of such distribution. For the purposes of the determination of "outstanding

Ordinary Shares" a right that is then outstanding shall be deemed to be equal to the Ordinary Shares such right could then acquire or be exchanged for (whether or not such right is then exercisable in accordance with its terms).

(iv) Issues of additional Ordinary Shares and other securities

In the event that the Company shall issue or sell Ordinary Shares or rights (other than Excluded Securities as defined in the Note Purchase Agreement) which term includes, in particular, shares issued on the exercise of existing warrants and options at a consideration per share lower than 95 per cent. of the then market price then the Conversion Price in effect after such issuance or sale shall be equal to the product of:

$$C \times \frac{Sa + (ACR/MP)}{Sa + AOS}$$

where: Sa = the number of outstanding Ordinary Shares on the date of, and immediately prior to, such issuance or sale;

ACR = the aggregate consideration receivable in respect of such issuance or sale;

AOS = the number of additional Ordinary Shares so issued or sold (or then issuable pursuant to such rights, whether or not such rights are then exercisable in accordance with their terms);

MP = 95 per cent. of the market price on the date of and immediately prior to such issuance or sale; and

C = the Conversion Price in effect on the date of, and immediately prior to such issuance or sale.

In the event that the Company shall issue and sell Ordinary Shares or rights for a consideration consisting, in whole or in part, of property including, without limitation, a security other than cash or its equivalent, then in determining the aggregate consideration receivable, the Board shall determine, in good faith and on a reasonable basis, the fair value of such property and such determination, if so made, shall be binding, upon all holders of Convertible Loan Notes. For the purposes of the determination of "outstanding Ordinary Shares" a right that is then outstanding shall be deemed to be equal to the Ordinary Shares such right could then acquire or be exchanged for (whether or not such right is then exercisable in accordance with its terms).

(v) Consolidation, amalgamation or merger of the Company or any sale or conveyance of the property or any reclassification of the Ordinary Shares that results in the issue of the securities of the Company.

Provision shall be made as part of the terms of such transaction so that loan noteholders shall have the right to acquire, by way of a conversion of their Convertible Loan Notes, similar shares, securities and rights they would have received from such consolidation, merger, sale, conveyance or reclassification if such loan noteholders had converted their Convertible Loan Notes immediately prior to their transaction at the Conversion Price then in effect.

(f) Subscription Rights of holders of Convertible Loan Notes

In the event that the Company at any time offers to sell any Ordinary Shares or rights then it shall offer each holder of a Convertible Loan Note the right to purchase an equivalent proportion of the total number of such Ordinary Shares and rights on similar terms as if the holder of the Convertible Loan Note had converted his Convertible Loan Notes in full.

**8. Summary of the Terms of the Loan Notes**

In addition to those terms defined on pages 4 to 7 of this document, certain defined terms used in this Part VII reflect those used in the instrument ("**Instrument**"), which is on display as set out in paragraph 21 below.

(a) Date and Parties

The Instrument was made the 1st day of June 2001 between (1) Aberdeen and (2) the Governor And Company Of The Bank Of Scotland (the "**Guarantor**").

(b) Issue of stock

Stock in the principal amount of £10,000,000 was issued subject to the provisions of the Instrument (including the general conditions and the guarantee conditions) and shall at all times be held subject to such provisions.

(c) Interest

Interest is paid on the stock at the rate of 1% above LIBOR per annum quarterly in arrears on 31 March 30 June and 30 September and 31 December (the "**Interest Payment Dates**") in each of the years 2001 to 2006 (inclusive) and on redemption. Interest on the stock is calculated on the basis of a 365 day year. The Company must meet its obligations to pay interest or redeem stock within a period of ten business days falling after the relevant Interest Payment Date on which payment is due. The Company shall pay interest on each and any amount of the principal monies or interest payable in respect of stock which is not paid on the due date for payment for each day during the period from such date until the date of actual payment at the rate provided above plus 2% per annum.

(d) Redemption and Purchase

The Company shall redeem all stock outstanding on 30 June 2006 at par. Upon redemption of any stock, the Company shall also pay the amount of any interest accrued (but remaining unpaid) on such stock up to and including the date of redemption. The stock, to the extent that it has not already been redeemed or purchased, shall (unless otherwise agreed by the stockholders) be repayable on the date upon which the Company fails to pay any amount of interest due to the stockholders within 14 days after its due date or if the Company defaults in a material respect in the prompt performance or observance by it of any provision of the Instrument (including the general conditions) or if the Guarantor defaults in a material respect in the prompt performance or observance by it of any provision of the guarantee conditions or if the Company shall cease or threaten to cease to carry on all or a substantial part of the business conducted by it as at the date of the Instrument.

(e) Transfers of stock

Every stockholder shall be entitled to transfer, in whole or in part, any stock held by him but, if in part, in a nominal amount of £100,000 or an integral multiple thereof or such smaller amount as may constitute his entire holding of stock.

(f) Meetings of the stockholders

The Company, or any one or more of the stockholders holding or together holding not less than one-tenth of the stock for the time being outstanding, may at any time convene a meeting of the stockholders to be held at such place as the Company or such stockholder or stockholders (as the case may be) may determine by giving not less than 14 days' notice thereof (exclusive of the day on which the notice is served and of the day on which the meeting is to be held) to the stockholders and (if convened by any one or more of the stockholders) to the Company. The notice convening any meeting shall specify the place, day and hour of the meeting and the general nature of the business to be transacted but it shall not be necessary (except in the case of an extraordinary resolution) to specify in the notice the terms of the resolution(s) to be proposed. On a show of hands every stockholder who (being an individual) is present in person or (being a corporation) is present by its authorised representative shall have one vote. On a poll, every stockholder present in person or by representative or by proxy shall have one vote for every £1 of stock of which he is the holder. A meeting of the stockholders shall, in addition to any other powers, have the following powers exercisable by extraordinary resolution: power to sanction any modification, compromise, abrogation or arrangement in respect of the stockholders against the Company and/or the Guarantor; and power to assent to any modification or abrogation of the provisions of the general conditions and the guarantee conditions, or to which the stock is subject, proposed or agreed to by the Company and the Guarantor.

(g) Guarantee

The Guarantor guarantees the due and punctual payment by the Company to the stockholders of the principal amount payable on any of the stock registered in their respective names on the terms and subject to the limitations set out in the guarantee conditions. If any principal amount payable on any of the stock is not paid in full by the Company on the date fixed for redemption or such earlier date as such stock shall become repayable, the Guarantor shall pay to the relevant stockholder, within 14 days after the receipt by the Guarantor of a demand complying with the requirements of these guarantee conditions, the amount of principal then payable but remaining unpaid on such stock.

**9. Summary of the Terms of the Convertible Bonds**

In addition to those terms defined on pages 4 to 7 of this document, certain defined terms used in this Part VII reflect those used in the Instrument ("**Bond Instrument**"), which is on display as set out in paragraph 21 below.

(a) Date and Parties

The Instrument was made the 14 January 2002 between (1) Aberdeen and (2) JP Morgan Chase Bank (the "**Trustee**").

(b) Amount of the Original Bonds and Covenant to Pay

The aggregate principal amount of the Original Bonds is limited to an amount not exceeding £100,000,000. Aberdeen has undertaken to on any date when the Convertible Bonds become due to be redeemed in accordance with the Trust Deed or the Conditions unconditionally pay to or to the order of the Trustee in pounds sterling in same day funds equal to the principal amount of the Convertible Bonds becoming due for redemption on that date (together with interest, if any, in accordance with the Conditions) and will until such payment unconditionally pay to or to the order of the Trustee as aforesaid interest on the aggregate principal amount of the Convertible Bonds outstanding.

(c) Status

The Convertible Bonds and Coupons constitute direct, unconditional, unsurbordinated and unsecured obligations of Aberdeen and shall at all times rank *pari passu* and without any preference among themselves. The payment obligations of Aberdeen under the Convertible Bonds and Coupons shall at all times rank at least equally with all its other present and future unsecured and unsubordinated obligations.

(d) Negative Pledge

So long as any Convertible Bond or Coupon remains outstanding Aberdeen will not create or permit and will procure that no other person creates or permits to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of its undertaking, assets or revenues present or future to secure any present or future indebtedness in the form of, or represented by, bonds, notes, debentures, loan stock or other securities which are for the time being, or are capable of being, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other securities market. or any guarantee of, or indemnity in respect thereof.

(e) Interest

The Convertible Bonds bear interest from 14 January 2002 (the "**Closing Date**") at the rate of 5.875 per cent. per annum of the principal amount thereof payable semi-annually in equal instalments in arrears on 14 January and 14 July in each year (each an "**Interest Payment Date**") the first such Interest Payment Date being 14 July 2002.

(f) Redemption, Purchase and Cancellation

(i) Final Redemption

Unless previously purchased and cancelled, redeemed or converted, the Convertible Bonds will be redeemed at their principal amount (together with unpaid accrued interest to such date) on 14 January 2007.

(ii) Redemption at the Option of Aberdeen

On giving not less than 30 nor more than 90 days' notice to the Trustee and the Convertible Bondholders, Aberdeen may redeem all but not some only of the Convertible Bonds for the time being outstanding at their principal amount together with interest accrued to the date fixed for redemption (i) at any time on or after 28 January 2005 provided that the middle market quotation of a Share as derived from the Relevant Stock Exchange on at least 20 dealing days within any 30 day period commencing on or after 15 December 2004 and ending on the fourteenth day prior to the date on which the relevant Redemption Notice is given to Convertible Bondholders shall have been at least 130 per cent. of the Conversion Price in effect (or deemed to be in effect) on such dealing day or (ii) at any time, if prior to the date of such notice, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) effected in respect of 90 per cent. or more in principal amount of the Convertible Bonds originally issued excluding any further Convertible Bonds issued.

(iii) Redemption at the Option of the Bondholders

If an offer is made to all shareholders of Aberdeen to acquire the whole or part of the issued ordinary share capital of Aberdeen such that Aberdeen becomes aware that the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of Aberdeen will become vested in the offeror (a "**Relevant Event**"), the holder of each Convertible Bond will have the right to require Aberdeen to redeem that Convertible Bond at its principal amount together with accrued interest. To exercise such right, the holder of the relevant Convertible Bond must present such Convertible Bond at the specified office together with a duly completed and signed notice of exercise by not later than 60 days following a Relevant Event, or if later, 60 days following the date upon which notice thereof is given to Convertible Bondholders by Aberdeen. Aberdeen shall give notice to Convertible Bondholders by not later than 14 days following the first day on which it becomes aware of the occurrence of a Relevant Event, which notice shall specify the procedure for exercise by holders of their rights to require redemption of the Convertible Bonds.

(g) Payment after Default and Trustee's Conversion:

At any time after a Potential Event of Default or an Event of Default has occurred the Trustee may by notice in writing to Aberdeen and the agents, require the agents to act thereafter as agents of the Trustee in relation to payments to be made by or on behalf of the Trustee under the provisions of the Trust Deed and the Convertible Bonds *mutatis mutandis* on the terms of the Paying, Transfer, Conversion and Exchange Agency Agreement and thereafter to hold all Convertible Bonds and Coupons and all moneys, documents and records held by them in respect of Convertible Bonds and Coupons to the order of the Trustee.

(h) Further Issues

Aberdeen may from time to time without the consent of the Convertible Bondholders create and issue Further Bonds, or debentures having the same terms and conditions in all respects as the Convertible Bonds (or in all respects except for the first payment of interest on them) and so that such Further Bonds shall be consolidated and form a single series with the Convertible Bonds or any Further Bonds.

(i) Conversion

The holder of each Convertible Bond will have the right (the "**Conversion Right**") in respect of each Convertible Bond to convert the Conversion Amount of each £500 principal amount of each Convertible Bond into registered Ordinary Shares, credited as fully paid. The initial conversion price is 520 pence per share subject to adjustment is certain circumstances at any time from 24 February 2002 to the the seventh day prior to 14 January 2007.

(j) Conversion on Redemption

The Trustee may, at its absolute discretion, within the period commencing on the date six days immediately prior to 14 January 2007, elect by notice in writing to Aberdeen to exercise Conversion Rights in respect of the aggregate principal amount of Convertible Bonds due for redemption on such date and in respect of which Conversion Rights have not been exercised including all such Registered Convertible Bonds if all necessary consents (if any) have been obtained and the Trustee is satisfied or is advised by an independent investment bank of international repute in London appointed by the Trustee that the net proceeds of an immediate sale of the Shares arising from exercise of such Conversion Rights, would be likely to exceed by five per cent. or more the amount of redemption moneys and interest which would otherwise be payable in respect of such Unexercised Convertible Bonds.

(k) Provisions for meetings of Convertible Bondholders

The Trust Deed contains provisions for convening meetings of Convertible Bondholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of the terms and conditions or the provisions of the Trust Deed. The quorum at any such meeting convened to consider an Extraordinary Resolution will be one or more persons holding or representing a clear majority in principal amount of the Convertible Bonds for the time being outstanding, or at any adjourned meeting one or more persons being or representing Convertible Bondholders whatever the principal amount of Convertible Bonds so held or represented, provided that if the business of such meeting includes consideration of proposals, *inter alia*, to modify the terms relating to status, conversion and the currency, amount (but not to increase such amount) and due date of payment of redemption moneys and interest or other amounts in respect of the Convertible Bonds, then the necessary quorum will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the principal amount of the Convertible Bonds for the time being outstanding. An Extraordinary Resolution duly passed in accordance with the provisions of the Trust Deed at any meeting of Convertible Bondholders will be binding on all Convertible Bondholders, whether or not they are present at the meeting and whether or not they vote in favour, and on all Couponholders.

**10. Directors' and Other Interests**

(a) The interests of the Directors relating to the issued share capital of Aberdeen which (i) have been notified by each Director to Aberdeen pursuant to section 324 or 328 of the Companies Act, (ii) were required pursuant to section 325 of the Companies Act to be entered into the register referred to in that section or (iii) were (so far as known to, or could with reasonable diligence be ascertained by, the Directors) interests of persons connected with them (which expression shall be construed in accordance with section 346 of the Companies Act) and which would, if such persons were directors of Aberdeen, require to be disclosed under (i) or (ii) of this paragraph 10 were as at 2 October 2003 (the latest practicable date prior to the publication of this document) and as they will be immediately following implementation of the Offer, based on the assumptions set out below, are as follows:

| | Present(2) | | Following the Offer(3) | |
|---|---|---|---|---|
| Director | Number of Ordinary Shares | Percentage of existing issued share capital beneficially owned (%) | Number of Ordinary Shares(2) | Percentage of existing issued share capital beneficially owned (%)(2) |
| M.J. Gilbert | 3,777,998 | 2.14 | 3,777,998 | 1.60 |
| W.J. Rattray(1) | 753,772 | 0.43 | 753,772 | 0.32 |
| C.L.A. Irby(1) | 45,000 | 0.03 | 45,000 | 0.02 |
| C.G.H. Weaver(1) | 10,000 | 0.006 | 10,000 | 0.004 |
| Rt Hon Sir Malcolm Rifkind | 1,000 | 0.0006 | 1,000 | 0.0004 |
| D.H. Waters | 1,000 | 0.0006 | 1,000 | 0.0004 |

**Notes:**

(1) Messrs Rattray, Irby and Weaver each have: 100; 30 and 6 respectively of the Convertible Bonds.

(2) Based on the assumption that no share options are exercised under the Aberdeen Share Option Schemes.

(3) Based on the assumption that the Offer is accepted in full.

(b) As at 2 October 2003 (the latest practicable date prior to the publication of this document), the following options over Ordinary Shares had been granted to Directors under the Aberdeen Share Option Schemes:

| | Date of grant | No. of options | Exercise price (pence) | Exercise period |
|---|---|---|---|---|
| M.J. Gilbert ........... | 30.3.94 | 150,000 | 91 | 30 Mar 1999 to 30 Mar 2004 |
| | 9.7.98 | 50,000 | 121 | 09 Jul 2003 to 09 Jul 2008 |
| | 20.1.99 | 175,000 | 101 | 20 Jan 2004 to 20 Jan 2009 |
| | 8.12.99 | 240,000 | 261 | 08 Dec 2004 to 08 Dec 2009 |
| | 26.6.00 | 400,000 | 531 | 26 Jun 2003 to 26 Jun 2010 |
| | 5.6.01 | 200,000 | 585 | 05 Jun 2004 to 05 Jun 2011 |
| W.J. Rattray ........... | 30.3.94 | 110,000 | 91 | 30 Mar 1999 to 30 Mar 2004 |
| | 9.7.98 | 10,000 | 121 | 09 Jul 2003 to 09 Jul 2008 |
| | 20.1.99 | 75,000 | 101 | 20 Jan 2004 to 20 Jan 2009 |
| | 8.12.99 | 100,000 | 261 | 08 Dec 2004 to 08 Dec 2009 |
| | 26.6.00 | 75,000 | 531 | 26 Jun 2003 to 26 Jun 2010 |
| | 5.6.01 | 120,000 | 585 | 05 Jun 2004 to 05 Jun 2011 |

(c) Save as disclosed in this paragraph 10 above, at 2 October 2003, being the latest practicable date prior to the publication of this document, no director of the Company, or any immediate family member of any director of the Company, or any person connected with him, had any interest in the share capital of the Company or any of its subsidiaries.

(d) In addition to the interests of Directors disclosed in this paragraph 10 above, the Directors are aware of the following Shareholders who, as at 2 October 2003, being the latest practicable date prior to the publication of this document and immediately following implementation of the Offer, are or will be interested in 3 per cent. or more of the issued share capital of the Company and based on the assumptions set out below:

| | Present(1) | | Following the Offer(2) | |
|---|---|---|---|---|
| Name | Number of Ordinary Shares | Percentage of current issued Ordinary Shares (%) | Number of Ordinary Shares | Percentage of issued Ordinary Shares (%) |
| Phoenix Companies, Inc ....... | 38,100,000 | 21.54 | 38,100,000 | 16.16 |
| Windsor Life Assurance Company Limited.................. | 15,000,000 | 8.48 | 15,000,000 | 6.36 |
| UBS Global Asset Management . | 10,244,529 | 5.79 | 10,521,018 | 4.46 |
| Schroder Investment Management Limited.................. | 12,311,804 | 6.96 | 12,326,873 | 5.23 |
| Deutsche Bank Proprietary Account .................. | 6,448,070 | 3.64 | 8,771,902 | 3.72 |
| Legal and General ........... | 7,179,517 | 4.06 | 9,307,689 | 3.95 |
| Liontrust Asset Management .... | 6,740,259 | 3.81 | 6,740,259 | 2.86 |

| | Present | | Following the Offer | |
|---|---|---|---|---|
| Name | Number of Redeemable Preference Shares | Percentage of current issued Redeemable Preference Shares (%) | Number of Redeemable Preference Shares | Percentage of issued Redeemable Preference Shares (%) |
| EIML Australia Pty Ltd ....... | 10,342,746 | 100.00 | 10,342,746 | 100.00 |

**Notes:**

(1) Based on the assumption that no share options are exercised under the Ordinary Share Option Schemes.

(2) Based on the assumption that the Offer is accepted in full.

(e) Save as disclosed in subparagraph 10(d) above, the Directors are not aware of any person who is interested (within the meaning of the Companies Act) directly or indirectly in 3 per cent. or more of the issued share capital of the Company or could directly or indirectly, jointly or severally, exercise control over the Company.

(f) John Wybrew is an executive director of Life Assurance Holding Corporation Limited with whom the Company entered into the acquisition agreement referred to in paragraph 14 below. Giles Weaver was an executive director of UAM Europe Holdings Limited with whom the Company entered into the acquisition agreement referred to in paragraph 14 below.

(g) Save as set out above, no director of the Company has any interest in any transactions which are or were unusual in their nature or conditions or which are or were significant to the business of the Aberdeen Group and which were effected by any member of the Aberdeen Group in the current or immediately preceding financial year or which were effected during an earlier financial year and which remain in any respect outstanding or unperformed.

(h) There are no outstanding loans granted by any member of the Aberdeen Group to any of the directors of the Company nor has any guarantee been provided by any member of the Aberdeen Group for their benefit.

(i) The business address of each of the directors of the Company is 10 Queen's Terrace, Aberdeen AB10 1YG.

(j) Details of those companies and partnerships of which the directors have been directors or partners at any time over the past five years preceding the date hereof are as follows:

**Charles Leonard Anthony Irby**

*Current Directorships*

North Atlantic Smaller Companies Investment Trust PLC, QBE Insurance (Australia) Limited, QBE Insurance Group Limited, QBE Insurance (International) Limited.

*Previous Directorships*

Baring Brothers (Espana) SA, Baring Brothers Holdings Limited, Baring Brothers International Limited, Baring Brothers (Italia) Srl, Baring C F Holdings Limited, Barings France SA, Baring (US) Holdings Limited, and ING UK Corporate Finance Holdings Limited.

**David Ernest Woods**

*Current Directorships*

Capital Opportunities Trust PLC, Edinburgh Java Trust PLC, Royal Liver Assurance Limited, The Moller Centre for Continuing Education Limited.

*Previous Directorships*

Abbey National Financial and Investment Services PLC, Abbey National Life PLC, Aberdeen International Fund PLC, Aberdeen Umbrella Cash Fund PLC, Amicus UK Limited, British Life and Scoplife Greek Life Assurance Company S.A., Prolific Holdings Limited, Prolific Property Development (Kent) Limited, Prolific Staff Pensions Limited, Scotprov Limited, Scottish Mutual Assurance PLC, Scottish Mutual International PLC, Scottish Provident Asset Management Limited, Scottish Provident (Holdings) Limited, Scottish Provident International Life Assurance Limited, Scottish Provident Investment Management Limited, Scottish Provident Ireland Limited, Scottish Provident Limited, Scottish Provident Managed Pension Funds Limited, Scottish Provident Pension Trustees Limited, Scottish Provident Trustees Limited, South Glasgow Retail Park Limited, SPI Finance PLC, The Scottish Provident Institution, and Voyageur European Smaller Companies Trust PLC.

**The Rt. Hon. Sir Malcolm Rifkind**

*Current Directorships*

Abraxa Limited, Alliance Medical Holdings Limited, British Assets Trust PLC, F & C Emerging Markets Investment Trust PLC and Ramco Energy PLC.

*Previous Directorships*

Authorizor Inc. and St Andrew Trust Public Limited Company.

**John Francis Solan Jr.**

*Current Directorships*

Phoenix Charter Oak Trust Company, Pinnacle Realty Management Company, PM Trust Holding Company and The Phoenix Companies, Inc.

*Previous Directorships*

Ernst & Young Boston, Ernst & Young Cleveland, Ernst & Young Hartford, Ernst & Young Manchester, Ernst & Young New Haven, Ernst & Young New York, Ernst & Young Stamford, Old State House Board and Practicare Inc.

**Donald Henry Waters**

*Current Directorships*

James Johnston & Company of Elgin Limited and SMG plc.

*Previous Directorships*

British Linen Bank Group Limited, SMG Television Limited and The British Linen Company Limited.

**Christopher Giles Herron Weaver**

*Current Directorships*

Charter Cash Fund Limited, Charter Pan-European Trust PLC, Gartmore Capital Strategy Fund Limited, Helical Bar PLC, Historic Houses Association, Isotron PLC, James Finlay Limited and Murray Emerging Growth and Income Trust PLC.

*Previous Directorships*

Aberdeen Private Investors Limited, Atrium Underwriting PLC, Balgownie Properties Limited, Charter European Investment Trust Plc, Euractions Management Limited, James Finlay Employee's Trustees Limited, Leander Consulting Limited, Mid-small Ark Plc, M J Finance Limited, Murray Johnstone Asia Limited, Murray Johnstone Asset Management Limited, Murray Johnstone Holdings Limited, Murray Johnstone International Limited, Murray Johnstone Investment Trust Management Limited, Murray Johnstone Limited, Murray Johnstone Marketing Services Limited, Murray Johnstone Unit Trust Management Limited, UAM Europe Holdings Limited, UAM UK Holdings Inc and Yamaichi-Murray Johnstone Limited.

**Michael Edward Haylon**

*Current Directorships*

The Phoenix Companies, Inc.

*Previous Directorships*

None

**John Leonard Wybrew**

*Current Directorships*

ALAC (UK) Limited, C Financial Management Limited, C Investment Management Services Limited, C Life Assurance Company Limited, C Life Pensions Limited, CLPT Limited, F.P.S. (Holdings) Limited, G Assurance & Pension Services Limited, G Financial Services Limited, GLH Limited, GL&P Limited, G Management Services Limited, Gresham Investment Management Limited, Gresham Life Assurance Society Limited, Gresham Unit Assurance Limited, LAHC Employee Trust Limited, Life Assurance Holding Corporation Limited, RAFS Limited, RFSG (UK) Ltd, RLPTC Limited, Targetchief Limited, Tartan Financial (UK) Limited, Tartan Holdings (UK) Limited, Windsor Life Assurance Company Limited, World-wide Holdings Limited, World-wide Reassurance Company Limited.

*Previous Directorships*

Brookdale Hutton & Associates Limited, CLAR Limited, Family PEP Managers Limited, GAN Consultants Limited, GAN GA Limited, G Developments Limited, General Portfolio Travel and Conventions PLC, General Portfolio Wellesley Limited, GHIA Financial Services Limited, Gresham Mortgate Limited, Gresham Unit Trust Management Limited, Gresham Unit Trust Managers Limited, Homeview Data Services Limited, New York Life (U.K.) Limited, RAIS Limited, Regency Life Financial Services Limited, Regency Life Investment Management Limited, RUT Limited, Translife Limited, W Construction Company Limited, W Home Loans Limited and WIM Limited, WIM (AIM) Limited, W Financial Services Limited, WFMI Limited, WLIC Limited, W Trust Managers Limited, W (UK) HC Limited, WUT Limited.

**Martin James Gilbert**

*Current Directorships*

Aberdeen Asian Smaller Companies Investment Trust PLC, Aberdeen Asset Management Asia Limited, Aberdeen Asset Management Holdings Limited, Aberdeen Asset Management Ireland Limited, Aberdeen Asset Managers (C.I.) Limited, Aberdeen Asset Managers Jersey Limited, Aberdeen Asset Managers Limited, Aberdeen Convertible Income Trust PLC, Aberdeen Development Capital PLC, Aberdeen Emerging Asia Investment Trust Limited, Aberdeen Emerging Economies Investment Trust PLC, Aberdeen Football Club PLC, Aberdeen Fund Managers Inc., Aberdeen Fund Managers Ireland Limited, Aberdeen Global Fund, Aberdeen Growth Opportunities VCT PLC, Aberdeen Growth Opportunities VCT Plc, Aberdeen Growth VCT I PLC, Aberdeen International Fund Managers Limited, Aberdeen International Fund PLC, Aberdeen Private Investors Limited, Aberdeen Private Wealth Management Limited, Aberdeen Property Investors International Limited, Aberdeen Umbrella Cash Fund PLC, Argosy Asset Management Luxembourg S.A., Asset Value Investors Limited, Balgranach Properties Limited, Bogey One Limited, Broadgate Investment Trust PLC, Chaucer Holdings PLC, Firstgroup PLC, G Developments Limited, Grampian Country Food Group Limited, Gresham Unit Trust Management Limited, Healthcare Reform Investment Trust PLC, Jersey Phoenix Trust Limited, Lombard International Assurance SA, Murray Johnstone Holdings Limited, Murray Johnstone International Limited, Murray Johnstone Limited, Murray Johnstone Unit Trust Management Limited, New Asia (Isle of Man) Limited, Phoenix-Aberdeen International Advisers LLC, Pointon York Nominees Limited, Primary Health Properties PLC, Scottish Medicine Limited, Templar Hotels Limited (Alternative director to Hugh William Whitbread), Tenon Nominees Limited, The Enhanced Zero Trust Plc, The London Market Fund PLC, Themis Investment Management Limited, The Turkey Trust Plc.

*Previous Directorships*

Aberdeen America Inc, Aberdeen Atlas Fund, Aberdeen Capital Management International Limited, Aberdeen Growth VCT II PLC, Aberdeen High Income Trust PLC, Aberdeen Investment Services SA, Aberdeen Latin American Investment Trust PLC, Aberdeen New Thai Investment Trust PLC, Aberdeen Property Investors Limited, Aberdeen Property Investors UK Limited, Aberdeen Unit Trust Managers Limited, Abtrust Fund Managers (Guernsey) Limited, Abtrust Fund Managers Luxembourg SA, Abtrust Pointon Pension Fund Managers Limited, ALIT Insurance Holdings Limited, AM Wimd-up Limited, APFM Wind-Up Limited, Archer Dedicated PLC, Arthur House Management Limited, Arthur House (No. 9) Limited, Arthur House (No. 10) PLC, City Natural Resources High Yield Trust Plc, Criterion Properties PLC, Easyfollow Limited, Grampian Enterprise Limited, Hillcrest Mews No 2 Limited, International Real Estate Plc, Old Mutual Services Company (Isle of Man) Limited, PFM Developments Limited, Prolific Objective Asset Management Limited, Prolific Objective Limited, Property Management Employment Services Limited, Property Partners (Two Rivers) Limited, Property Partners (Whitgift) Limited, Prosperity Investment Management Limited, Prosperity Unit Trust Management Limited, Regent Property Partners (Residential) Limited, Regent Property Partners (Retail Parks) Limited, Regent Retail Parks (St. John's Wolverhampton) Limited, Scottish Enterprise Grampian Limited, The Taverners Trust PLC, UAM Europe Holdings Limited, UTM Wind-Up Limited, UTM Wind-Up II Limited.

**William John Rattray**

*Current Directorships*

Tenon Nominees Limited.

*Previous Directorships*

AM Wind-up Limited, Arthur House (No 9) Limited, Arthur House (No 10) PLC, CGA Services Limited, Country Lady Limited, Phoenix-Aberdeen International Advisers LLC, UTM Wind-Up Limited and UTM Wind-Up II Limited.

(k) For the financial year ended 30 September 2002, the aggregate of the remuneration paid and benefits in kind granted to the directors of the Company by all members of the Aberdeen Group was approximately £2.9 million. The total emoluments receivable by the Directors will not be varied in consequence of the Acquisition and save as disclosed in paragraph 10(m) there are no arrangements under which any of the Directors has agreed to waive further emoluments.

(l) The estimated amount payable to the Directors by any member of the Group for the year ending 30 September 2003 (excluding performance related pension contributions, bonuses and benefits) under the arrangements in force at the date of this document is £875,000.

Performance related pension contributions, bonuses and benefits to be calculated at the end of the current financial year could increase this figure.

(m) Each of the executive directors of the Company has a service contract with the Company, the principal features of which are set out below.

| | Date | Notice Period | Annual Salary * |
|---|---|---|---|
| M J Gilbert | 30/8/1996 | 1 year | £400,000 |
| W J Rattray | 30/8/1996 | 1 year | £180,000 |

The principal terms of the service contracts are that the executive directors have an annual salary review on 30 September in each year; are entitled to a discretionary annual bonus, participation in the pension scheme, life assurance scheme, permanent health insurance and private medical insurance, 30 days annual leave, payment for up to 180 days sick leave in any 12 calendar months; and are subject to 12 month post termination restrictive covenants against competing with the Aberdeen Group and solicitation of staff.

* M J Gilbert and W R Rattray have each voluntarily agreed to receive £325,000 and £170,000 respectively for the 12 month period to 30 September 2003 rather than their contractual salary as referred to above.

(n) At the date of this document, none of the Directors has any unspent convictions in relation to indictable offences. No Director has previously been subject to any public criticism by any statutory or regulatory authorities (including recognised professional bodies) or has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company. No Director has been made bankrupt or has been the subject of an individual voluntary arrangement. There have been no receiverships, compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary liquidations or any composition or arrangement with its creditors generally or any class of its creditors of any company of which any Director was a director with an executive function at the time of, or within the 12 months preceding the date of, such event. There have been no compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships of which any Director was a partner at the time of, or within the 12 months preceding the date of, such event. There have been no receiverships of any asset of any Director or of a partnership of which any Director was a partner at the time of, or within the 12 months preceding the date of, such event.

(o) Save as disclosed in subparagraph 10(f) above, no Director has, or has had, an interest in any transaction which is or was unusual in its nature or condition or significant to the business of the Group effected in the current or immediately preceding financial year or during an earlier financial year and which remains in any respect outstanding or unperformed.

**11. Principal subsidiaries and undertakings**

The principal companies in which the Aberdeen Group interest is more than 10% are as follows:

| Subsidiary/Companies | Principal activity | Country of registration | Country of operation | Issued and fully paid share capital |
|---|---|---|---|---|
| Aberdeen Asset Managers Limited | Fund management | Scotland | UK | £1,225,000 |
| Aberdeen Asset Management Asia Limited | Fund management | Singapore | Singapore | S.G.$250,000 |
| Aberdeen Fund Managers, Inc. | Fund management | USA | USA | U.S.$3,250,100 |
| Aberdeen Unit Trust Managers Limited | Unit trust management | England | UK | £575,000 |
| Aberdeen International Limited | Long term assurance | Guernsey | Guernsey | £2,200,000 |
| Aberdeen International Management Ireland Limited | Fund management | Ireland | Ireland | STG£300,000 |
| Aberdeen Investment Services S.A. | Client services | Luxembourg | Luxembourg | U.S.$5,000,000 |
| Aberdeen International Fund Managers Limited | Fund distribution | Hong Kong | Hong Kong | HK$1,000,000 |
| Aberdeen International (IOM) Life Assurance Limited | Life assurance | Isle of Man | Isle of Man | £2,485,000 |
| Aberdeen Private Wealth Management Limited | Fund management | Jersey | Jersey | £100,000 |
| Aberdeen Asset Managers Jersey Limited | Fund management | Jersey | Jersey | £25,000 |
| Aberdeen Murray Johnstone Limited(1) | Fund management | Scotland | UK | £1,001,000 |
| Aberdeen Property Investors International Limited | Property asset management | England | UK | £200,000 |
| Aberdeen Property Investors Limited | Property asset management | England | UK | £2,150,000 |
| Aberdeen Property Investors Nordic AB | Property asset management | Sweden | Sweden | SEK 7,000,000 |
| Aberdeen Celexa Holdings AB | Property asset management | Sweden | Sweden | SEK 100,000 |
| Aberdeen Property Investors Continental Europe B.V. | Property asset management | Netherlands | Netherlands | NLG 40,001 |
| Aberdeen Asset Management Holdings Limited | Fund management | Australia | Australia | AUS$24,361,000 |
| Aberdeen Asset Managers (C.I.) Limited | Fund management | Jersey | Jersey | U.S.$120,791 |
| Aberdeen Property Investors UK Limited | Property asset management | Scotland | UK | £100 |

All of the above investments consist of holdings of ordinary share capital. The Company also owns 100% of the deferred shares issued by Aberdeen Unit Trust Managers Limited. The Company also holds investments in other subsidiary undertakings.

(1) Includes the Murray Johnstone Group of Companies.

## 12. Registered Offices

The Company's registered office is at 10 Queen's Terrace, Aberdeen AB10 1YG. The registered offices of each of the principal subsidiaries are as follows:

| | |
|---|---|
| Aberdeen Asset Managers Limited | 10 Queen's Terrace, Aberdeen AB10 1YG |
| Aberdeen Asset Management Asia Limited | 21 Church Street, #01-01 Capital Square Two, Singapore 049480 |
| Aberdeen Fund Managers, Inc. | 103 Springer Buildings, 3411 Silverside Road, Wilmington, County of New Castle, Delaware 19810, USA |
| Aberdeen Unit Trust Managers Limited | One Bow Churchyard, Cheapside, London EC4M 9HH |
| Aberdeen International Limited | PO Box 466, Barclays, Les Echelons, St Peter Port, Guernsey, GY1 6AW |
| Aberdeen International Management Ireland Limited | 39/40 Upper Mount Street, Dublin 2, Ireland |
| Aberdeen Investment Services S.A. | 21 Avenue de la Liberte, L-1931 Luxembourg |
| Aberdeen International Fund Managers Limited | 16th–19th Floors, Prince's Building, 10 Charter Road, Central Hong Kong |
| Aberdeen International (IOM) Life Assurance Limited | St. George's Court, Upper Church Street, Douglas Isle of Man IM1 1EE |
| Aberdeen Private Wealth Management Limited | PO Box 641, No 1 Seaton Place, St. Helier, Jersey, JE4 8YJ |
| Aberdeen Asset Managers Jersey Limited | PO Box 641, No 1 Seaton Place, St Helier, Jersey, JE4 8YJ |
| Aberdeen Murray Johnstone Limited | 10 Queen's Terrace, Aberdeen AB10 1YG |
| Aberdeen Property Investors International Limited | One Bow Churchyard, Cheapside, London EC4M 9HH |
| Aberdeen Celexa Holdings AB | Luntmakargatan 34, Box 3039, 103 63 Stockholm, Sweden |
| Aberdeen Property Investors Limited | One Bow Churchyard, Cheapside, London EC4M 9HH |
| Aberdeen Property Investors Nordic AB | Luntmakargatan 34, Box 3039, 103 63 Stockholm, Sweden |
| Aberdeen Property Investors Continental Europe B.V. | De Lairessestraat 180, Postbus 75035, 1070 AA Amsterdam, Netherlands |
| Aberdeen Asset Management Holdings Limited | Level 6, 201 Kent Street, Sydney, NSW 2000, Australia |
| Aberdeen Asset Managers (C.I.) Limited | 17 Bond Street, St Helier, Jersey, Channel Islands |
| Aberdeen Property Investors UK Limited | 10 Queen's Terrace, Aberdeen AB10 1YG |

## 13. Principal Establishments

(a) The Company's head offices and principal places of business are at 10 Queen's Terrace, Aberdeen AB10 1YG and One Bow Churchyard, Cheapside, London, EC4M 9HH.

(b) The principal establishments of the Aberdeen Group are as follows:

| Company | Location | Approx Area (Sq. ft) | Tenure | Annual Rent | Term of lease |
|---|---|---|---|---|---|
| Aberdeen Asset Management PLC | 9 and 10 Queen's Terrace, Aberdeen | 9,420 | Owned | N/A | N/A |
| Aberdeen Asset Management PLC | One Bow Churchyard Cheapside, London | 36,087 | Leasehold | £1,480,000 + VAT | Expires 17 November 2017, tenant break option 2012 on notice of 1 year and 1 day |

## 14. Material Contracts

*Aberdeen Group*

(a) The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Aberdeen Group within the two years preceding the date of this document and are, or may be, material or contain provisions under which any member of the Aberdeen Group has an obligation or entitlement which is material to the Aberdeen Group as at the date of this document:

(i) the Sale Agreement as detailed in Part V of this document;

(ii) a share sale and purchase agreement between Ilmarinen Mutual Pension Insurance Company (1) and Aberdeen Property Investors Nordic AB (referred to as "API Nordic" in this paragraph 14(a)) (2) dated 8 October 2002 and completed on 20 December 2002 pursuant to which API Nordic agreed to acquire 60% of the issued share capital of Antilooppi OY ("Antilooppi"), a real estate management company registered with limited liability in Finland, for a consideration of €2.4 million payable at completion. The agreement contains certain representations and warranties in relation to Antilooppi and any breach thereof is to be remedied by a reduction in the purchase price of an amount corresponding to the value of the loss to API Nordic and/or Antilooppi. The minimum amount for an individual claim is €10,000 and no reduction in purchase price will be made unless the aggregate amount of losses exceeds €100,000. Other than warranties in relation to taxation, title or real estate property, the maximum liability under the warranties shall be 50 per cent. of the purchase price.

Compensation is payable to either API Nordic or Antilooppi at the vendors' discretion provided that, if it is paid to API Nordic, an amount representing 40 per cent. of the value of the loss will be deducted from the purchase price due under the put and call option referred to in paragraph (iii) below. The warranty period extends to 31 December 2003 in all cases save for (i) taxation and environmental claims where the time limit will be 90 days after the earlier of the relevant statutory limitation and a decision made by a competant court and (ii) title in which case there is no limitation;

(iii) a shareholders agreement between (1) Ilmarinen Mutual Pension Insurance Company ("Ilmarinen") and (2) API Nordic dated 8 October 2002 (simultaneous with the sale and purchase referred to in paragraph (ii) above) pursuant to which the parties agreed the terms upon which they would administer and manage Antilooppi and, further, the terms of put and call options over the outstanding 40 per cent. issued share capital of Antilooppi. Under the agreement, Ilmarinen has a put option (exerciseable from 20 December 2004 to 20 December 2006) and API Nordic has a call option (exerciseable from 20 December 2005 to 20 December 2006) over Ilmarinen's holding of shares in Antilooppi at a purchase price of €1.6 million plus interest at the rate of 5 per cent. per annum accruing from the date of completion of the sale and purchase agreement together with such supplemental price (calculated in accordance with a formula) which shall be attributable to certain purchases of services made outside the scope of the management agreement with Antilooppi;

(iv) a facility agreement dated 10 October 2000 between, *inter alia*, The Governor and Company of the Bank of Scotland and the Company as supplemented by agreements dated 30 May 2001, 7 February 2002 and 31 March 2003 by which The Govenor and Company of the Bank of Scotland agreed to provide a term loan facility of up to £74,973,200. Pursuant to this agreement BoS made available four facilities to the Company, being Facility A, Facility B, Facility C (undrawn and no longer available) and facility D. The facilities are repayable as follows: Facility A on completion of sale of retail rights to New Star (£7 million) and 31 December 2004 (£18.97 million), Facility B on 30 September 2004 (£20 million) and 31 December 2004 (£5 million) and Facility D (£10 million) on 30 September 2006. Repayment of Facility B is currently under negotiation and is expected to be repayable on 31 January 2004 (£25 million). Interest accrues on the outstanding balance owing, in the case of Facility A and Facility C at the rate of 2 per cent. above LIBOR as defined therein plus mandatory costs, and in the case of Facility B and Facility D at the rate of 1.5 per cent. above LIBOR as defined therein plus mandatory costs. Under the terms of this agreement, the Company is required to provide certain financial information to BoS on a periodic basis and covenants that the Company's net worth shall not at any time be less than £200 million, its gearing shall not at any time be more than 1.0:1 and interest cover not less than 2.0:1. This facility agreement contains certain events of default which are customary in agreements of this type, upon the happening of which BoS may cancel all the commitments under the facilities and declare all principal monies, together with accrued interest, immediately due and payable;

(v) a letter of undertaking as described in paragraph 14(b)(vii) below;

(vi) a letter agreement between the Company and the trustees of the Edinburgh Pension Scheme ("**Trustees**") pursuant to which the Company has undertaken that if the Offer becomes unconditional in all respects (the date on which that happens being referred to in this subparagraph as the "**Unconditional Date**") it will, *inter alia*, (i) not more than five business days after the Unconditional Date pay or procure the payment to the Edinburgh Pension Scheme of the sum of £4,000,000; (ii) pay or procure the payment to the Edinburgh Pension Scheme of an additional £5,000,000 in equal monthly instalments over the period of three years commencing one month following the Unconditional Date; (iii) not later than five business days after the Unconditional Date either deliver to the Trustees a guarantee from the Bank of Scotland in favour of the Trustees in respect of all payments falling to be made under (ii) above or such other security for those payments in terms wholly acceptable to the Trustees; (iv) with effect from the Unconditional Date become liable along with Edinburgh and other participating employers ("**Edinburgh Employers**") for all present and future obligations of the Edinburgh Employers to make payments of any kind to the Edinburgh Pension Scheme; (v) pay or procure the payment to the Edinburgh Pension Scheme, in addition to the amounts specified in paragraphs (i) and (ii), such amounts, if any, necessary to eliminate, not later than December 2006, the deficit in respect of benefits accrued under the Edinburgh Pension Scheme as at 1 September 2003 ("**Past Service Deficit**"); (vi) pay or procure the payment to the Edinburgh Pension Scheme of such additional amounts (if any) to allow for full transfer values to be provided to any members of the Edinburgh Pension Scheme who may be made redundant after the Unconditional Date and who, within the period of one year after ceasing to be in pensionable service, choose to transfer their accrued benefits to another scheme without such transfers adversely affecting the security for other members' benefits.

Pursuant to the letter agreement the Trustees agreed that on the basis of the undertakings given by the Company, they have no present intention to wind up the Edinburgh Pension Scheme. In addition, if the Trustees, in the future, consider the amounts payable under paragraph (ii) are in excess of the amounts needed to eliminate the Past Service Deficit, the Trustees will give consideration to a request by Aberdeen to reduce the amount in paragraph (ii).

(vii) a share purchase agreement dated 11 September 2003 between (1) the Company and (2) John Walton, John Pennink, Mark Townsend, Joe Bauernfreund and Francesca Eady (referred to as "**AVI Management**" in this paragraph) pursuant to which the AVI Management, subject to regulatory approval, agreed to acquire the entire issued share capital of AVI, a wholly owned subsidiary of the Company, for a consideration of 30 per cent. of the total gross revenues of AVI for the years ended 30 September 2004, 2005 and 2006. The amount of the consideration is capped at £12.5 million. In terms of the agreement, the Company undertakes to provide company secretarial services at existing levels for three months to AVI Management and AVI Management have the option to occupy part of the Company's property. The agreement provides for warranties to be given at the date of the agreement and at completion by the Company to the AVI Management. No claim under the warranties may be made after two years from completion of the agreement save in relation to claims under the tax warranties which may be made after six years and claims under the value added tax warranties after three years. The maximum aggregate liability of the Company under the warranties cannot exceed the consideration payable under the agreement.

(viii) the following contracts, which were described in the circular to Shareholders dated 4 February 2003 (which is available for inspection at the addresses set out in paragraph 21 of this Part VII) and were made available for inspection at that time:

(aa) an acquisition agreement dated 14 January 2003 between Aberdeen (1), Aberdeen Unit Trust Managers Limited (2) and New Star Asset Management Group Limited (3);

(bb) an agreement dated 21 February 2003 (being the date of completion of the agreement referred to in sub-paragraph (aa) above) between Aberdeen Unit Trust Managers Limited (1), New Star Asset Management Group Limited (2) and New Star Investment Funds Limited (3);

(cc) a deed of indemnity dated 21 February 2003 (being the date of completion of the agreement referred to in sub-paragraph (aa) above) between Aberdeen Unit Trust Managers Limited (1), New Star Investment Funds Limited (2) and State Street Trustees Limited (3);

(dd) a deed of retirement and appointment dated 21 February 2003 (being the date of completion of the agreement referred to in sub-paragraph (aa) above) between Aberdeen Unit Trust Managers Limited (1), New Star Investment Funds Limited (2) and State Street Trustees Limited (3); and

(ix) the following contracts were described in the prospectus of Aberdeen dated 12 December 2001 (which is available for inspection at the addresses set out in paragraph 21 of this Part VII) and were made available for inspection at that time:

(aa) an agreement dated 10 April 2001 between Roproperty Holdings UK Limited, Roproperty Holding B.V. and the Company for the purchase of the entire issued share capital of RREEF (UK) Limited;

(bb) an agreement dated 17 April 2001 between Alecta Real Estate (Europe Pacific) B.V. and the Company for the purchase of the entire issued share capital of Celexa Real Estate Management B.V.;

(cc) an agreement dated 17 April 2001 between Alecta Real Estate (International) Limited and the Company for the purchase of the entire issued share capital of Celexa Real Estate Management Limited;

(dd) an agreement dated 25 April 2001 between Alecta Pensionsforsakring, Omsesidigt and the Company for the purchase of the entire issued share capital of Aberdeen Celexa Holding Aktiebolag Limited;

(ee) an agreement dated 1 June 2001 between Life Assurance Holding Corporation Limited and the Company for the acquisition of the investment management activities of Life Assurance Holding Corporation Limited;

(ff) an agreement dated 16 July 2001 between Friends Ivory & Sime PLC and the Company for the purchase of the entire issued share capital of Ivory & Sime Asset Management Limited;

(gg) an agreement dated 12 December 2001 between Old Mutual International Holdings Limited (1), Old Mutual plc (2) and the Company (3) to purchase the entire issued share capital of Old Mutual International (Isle of Man) Limited, Old Mutual International Nominees Limited, Old Mutual Services Company (Isle of Man) Limited and Old Mutual Trustees Limited;

(hh) an agreement dated 12 December 2001 between the Company and J.P. Morgan Securities Limited;

(ii) a subscription agreement dated 12 December 2001 between the Company and J.P. Morgan Securities Limited;

(jj) a trust deed dated 14 January 2002 between the Company and JPMorgan Chase Bank, London Branch; and

(kk) a paying, transfer, conversion and exchange agency agreement dated 14 January 2002 between the Company (1), S.A. (3) and Lloyds TSB Registrars (4).

(x) the Executive Directors' service contracts (summarised in paragraph 10 above).

Save as disclosed in this paragraph 14(a) of Part VII, no member of the Aberdeen Group has:

(aa) entered into any material contract (not being a contract entered into in the ordinary course of business) within the two years immediately preceding the date of this document; or

(bb) entered into any other contract (not being a contract entered into in the ordinary course of business) which contains any provision under which any member of the Aberdeen Group has any obligation or entitlement which is material to the Aberdeen Group as at the date of this document.

*Edinburgh Group*

(b) The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Edinburgh Group since 2 July 2001 (being the date two years prior to the commencement of Edinburgh's offer period) and are, or may be, material as at the date of this document:

(i) On 2 June 2003, Edinburgh entered into an agreement (the "**Sale Agreement**") with Tilney Holdings Limited (the "**Purchaser**"), Edinburgh Fund Managers plc and Tilney Investment Management ("**TIM**") (which agreement was varied pursuant to a variation agreement entered into between the parties on 9 and 10 July 2003) under which Edinburgh conditionally agreed to sell the entire issued share capital of Edinburgh Fund Managers (Private Clients) Limited ("**EFMPCL**") to the Purchaser for an aggregate cash consideration of £5,185,207. Edinburgh has agreed to certain post completion restrictions under the Sale Agreement which prevent it and the Edinburgh Group from competing with EFMPCL during the twelve month period following completion of the sale and which also prevent Edinburgh and the Edinburgh Group from soliciting the employees of EFMPCL. The Sale Agreement also includes various warranties given by Edinburgh to the Purchaser in respect of EFMPCL and the operation of its business prior to the completion of the sale which are in a form customary for a transaction of this nature. These warranties expire on 11 July 2005 save for certain warranties regarding the tax affairs of EFMPCL which expire on 11 July 2010. Edinburgh and Edinburgh Fund Managers plc have agreed under the Sale Agreement to indemnify the Purchaser, TIM and EFMPCL against any losses, damages, liabilities, claims, costs and expenses which they may incur or which may arise out of or in connection with any act or omission by Edinburgh Fund Managers plc as employer of the employees employed in the business of EFMPCL during the period prior to completion of the sale. The total liability of Edinburgh and Edinburgh Fund Managers plc under the Sale Agreement (including under any indemnity or warranty given to the Purchaser) has been capped at an amount equal to the total consideration received by Edinburgh from the Purchaser under the sale, being £5,185,207. Pursuant to the terms of the Sale Agreement, Edinburgh Fund Managers plc entered into an agreement with TIM and EFMPCL on 2 June 2003 under which Edinburgh Fund Managers plc conditionally agreed to transfer the employment of certain of its employees employed in the business of EFMPCL to TIM upon completion of the sale of EFMPCL. Completion of the sale of EFMPCL was conditional upon the Financial Services Authority approving the transaction. Such approval was obtained on 3 July 2003 and the sale was completed on 11 July 2003. Pursuant to the terms of the Sale Agreement, Edinburgh entered into a tax covenant with the Purchaser on 11 July 2003 under which Edinburgh has agreed to pay the Purchaser any tax liability of EFMPCL arising as a result of any event occurring prior to completion of the sale of EFMPCL. Edinburgh Fund Managers plc also entered into a transitional services agreement with EFMPCL dated 11 July 2003 under which Edinburgh Fund Managers plc has agreed to provide certain administration services and office accommodation to EFMPCL for a transitional period following completion of the sale in return for a monthly fee from EFMPCL. The total liability of Edinburgh Fund Managers plc under that agreement has been capped at an amount equal to the total fees received by Edinburgh Fund Managers plc from EFMPCL under the agreement.

(ii) On 3 July 2001, Edinburgh entered into an agreement (the "**Share Purchase Agreement**") with Liberty International Financial Services plc (the "**Vendor**") and Liberty International plc as guarantor under which Edinburgh acquired the whole of the issued share capital of Portfolio Fund Management Limited ("**Portfolio**") for an initial consideration of £12,376,000 (including expenses). In January 2003, the Vendor received a deferred consideration payment of £2,976,000 from Edinburgh pursuant to the terms of the Share Purchase Agreement after certain sales targets had been met. The Vendor agreed to certain post completion restrictions under the Share Purchase Agreement which prevented the Vendor from competing with Edinburgh in the United Kingdom. Such restrictions expired on 12 July 2003. Various warranties were given by the Vendor to Edinburgh pursuant to the Share Purchase Agreement however these warranties expired on 30 April 2003, save for certain warranties regarding the tax affairs of Portfolio which expire on 31 December 2007. Pursuant to the terms of the Share Purchase Agreement, Edinburgh entered into a tax covenant with the Vendor on 3 July 2001 under which the Vendor agreed to reimburse Edinburgh for any tax liabilities of Portfolio arising as a result of any event occurring prior to the completion of the acquisition of Portfolio.

(iii) On 26 November 2002 Edinburgh and the former shareholders of Northern Venture Managers Limited ("**NVM**") entered into a supplemental agreement amending the terms of an agreement dated 2 June 2000 (the "**Acquisition Agreement**") under the terms of which, Edinburgh acquired the entire issued share capital of NVM for an initial consideration of £5,940,000. The initial consideration was satisfied by the payment of £976,274.10 in cash and by the issue of 389,794 ordinary shares of 5p each by Edinburgh on 2 June 2000 (having a market value of £2,202,725.90 at that date) and by the issue of £2,761,000 in nominal value of unsecured redeemable loan notes 2000 to 2005 (the "**Initial Loan Notes**") by Edinburgh on 2 June 2000. The Initial Loan Notes have been constituted pursuant to an instrument entered into by Edinburgh on 2 June 2000. Edinburgh is required to pay interest at a rate equal to 3 month LIBOR (as defined in the instrument) less one per cent. on the nominal amount of the Initial Loan Notes outstanding from time to time. Edinburgh's obligation to repay the principal amount of the Initial Loan Notes and interest accruing thereon (subject to a maximum amount of £2,761,000) has been guaranteed by The Royal Bank of Scotland plc ("**RBS**") pursuant to a guarantee issued by RBS on 2 June 2000. Edinburgh entered into a facility letter with RBS on 2 June 2000 in connection with the guarantee. Edinburgh also entered into a counter indemnity with RBS on 2 June 2000 under which Edinburgh agreed to repay to RBS any sums paid by RBS under the guarantee. As at 2 October 2003 (being the latest practicable date prior to the date of this document) £1,810,000 in nominal value of Initial Loan Notes remained outstanding.

On 20 June 2003, the vendors of NVM became entitled to receive a deferred consideration payment of £2,363,884 from Edinburgh pursuant to the terms of the Acquisition Agreement after certain trading performance targets were met by NVM. The deferred consideration was satisfied by the issue of £2,363,884 in nominal value of unsecured redeemable loan notes 2003 to 2008 (the "**Deferred Loan Notes**") by Edinburgh on 14 August 2003. The Deferred Loan Notes have been constituted pursuant to an instrument entered into by Edinburgh on 14 August 2003. Edinburgh is required to pay interest at a rate equal to 3 month LIBOR (as defined in the instrument) less one per cent. on the nominal amount of the Deferred Loan Notes outstanding from time to time. Edinburgh's obligation to repay the principal amount of the Deferred Loan Notes has been guaranteed by the Governor and Company of the Bank of Scotland pursuant to a guarantee issued by BoS on 14 August 2003. Edinburgh entered into a counter indemnity with BoS on 14 August 2003 under which Edinburgh agreed to repay to BoS any sums paid by BoS under the guarantee. As at 2 October 2003 (being the latest practicable date prior to the date of this document) £2,363,884 in nominal value of Deferred Loan Notes remained outstanding.

The vendors of NVM agreed to certain post completion restrictions under the Acquisition Agreement which prevent them from competing with NVM in the United Kingdom during the two year period following completion of the acquisition and which also prevent them from soliciting the key employees and clients of NVM. The Acquisition Agreement also includes various warranties given by certain of the former shareholders of NVM to Edinburgh in respect of NVM and the operation of its business prior to the completion of the acquisition. These warranties expired on 2 June 2002 save for certain warranties regarding the tax affairs of NVM which expire on 2 June 2007. Pursuant to the terms of the Acquisition Agreement, Edinburgh entered into a tax covenant with certain of the former shareholders of NVM on 2 June 2000 under which those shareholders have agreed to reimburse Edinburgh for any tax liabilities of NVM which arise as a result of any event occurring prior to the completion of the acquisition of NVM.

(iv) On 14 August 2003, Edinburgh entered into a multi-option facility letter with BoS under which BoS has made available a facility of £7,713,884 to Edinburgh of which £5,000,000 may be drawn down by way of overdraft, £2,363,884 may be drawn down by way of guarantee and £350,000 may be drawn down for business visa card purposes. The facility may be used for working capital requirements only and for the issue of a guarantee in respect of the Deferred Loan Notes. Any sums drawn down by Edinburgh under the facility by way of overdraft are repayable on demand and interest accrues on such sums at a rate of 1.5 per cent. per annum above the base rate of BoS from time to time. A charge of 1.5 per cent. is levied by BoS on its outstanding liabilities from time to time on any monies drawn down by Edinburgh under the facility by way of guarantee. Edinburgh is required under the terms of the facility letter to provide certain financial information to BoS on a periodic basis and to ensure that the value of Edinburgh's capital and reserves is not at any time less than £12,500,000 and that it does not incur any borrowings without the prior consent of BoS. The multi-option facility replaces a previous multi-option facility which was made available to Edinburgh by BoS under a facility letter dated 20 September and 4 October 2002. The terms of the earlier multi-option facility were similar to those of the current multi-option facility described above save for the fact that BoS made available the sum of £5,350,000 to Edinburgh of which £5,000,000 was available by way of overdraft and £350,000 was available for business visa card purposes and the facility was only available for working capital requirements.

(v) Edinburgh entered into a term loan facility letter with BoS on 20 September and 4 October 2002 (as amended by a letter agreement entered into between Edinburgh and BoS on 25 and 28 March 2003) in terms of which BoS has made available a term loan facility of £13,500,000 (the "**Term Loan**") to Edinburgh. The Term Loan is repayable in 24 quarterly instalments which began on 14 January 2003, in respect of which the first four shall be for the sum of £250,000 and the remaining twenty instalments shall be for the sum of £625,000. The Term Loan shall expire on 14 October 2006. Interest accrues on the outstanding balance owing at the rate of 1.5 per cent. above LIBOR plus mandatory costs. The facility may only be used to refinance part of Edinburgh's multi option facility. Where it is to be used for the purchase of an asset or property, then any proceeds of sale of such asset or property shall be paid to BoS in reduction or repayment of the term loan facility. Under the terms of the facility letter, Edinburgh is required to provide certain financial information to BoS on a periodic basis and to ensure that the value of Edinburgh's capital and reserves shall not at any time be less than £12,500,000 (except for the period from 24 January 2003 to 31 March 2004 when the value shall not at any time be less than £10,000,000) and that it does not incur any borrowings except as approved by BoS, pursuant to the Deferred Loan Notes, or the contingent deferred consideration in respect of the acquisition of Edinburgh Portfolio Limited. Any proceeds from the sale of assets owned by Edinburgh or by any subsidiary of Edinburgh shall be paid to BoS in permanent reduction of the Term Loan. Any sum required to prepay the Term Loan shall first be reduced by the sum of £2,975,000 relating to the deferred consideration payable in respect of the acquisition of Edinburgh Portfolio Limited.

The Term Loan facility letter contains certain events of default which are customary in agreements of this type, upon the happening of which the principal monies and accrued interest (at a default rate of an additional 2.0 per cent. over the rate specified above) become immediately due and payable. Total fees payable to date in respect of the Term Loan amount to £18,500.

(vi) On 15 July 2003 Edinburgh granted a bond and floating charge over all of its property and assets to each of RBS and BoS in security of any sums due by Edinburgh to RBS and BoS from time to time. Edinburgh also entered into a ranking agreement with RBS and BoS on 21 July 2003 to regulate the priority of the bond and floating charges.

(vii) On 4 September 2003 Edinburgh entered into a letter of undertaking with Aberdeen in terms of which Edinburgh gave certain undertakings to Aberdeen regarding the management of the Retail Funds and the making of communications with investors in the Retail Funds by members of the Edinburgh Group during Edinburgh's offer period. The undertakings given by Edinburgh apply until the earlier of the Offer lapsing, the Offer ceasing to be capable of becoming unconditional, the Offer being withdrawn and completion of the Disposal.

Save as disclosed in paragraph 14(b) of Part VII, no member of the Edinburgh Group has:

(aa) entered into any material contract (not being a contract entered into in the ordinary course of business) within the two years immediately preceding the date of this document; or (bb) entered into any other contract (not being a contract entered into in the ordinary course of business) which contains any provision under which any member of the Edinburgh Group has any obligation or entitlement which is material to the Edinburgh Group as at the date of this document.

**15. Working capital**

The Company is of the opinion that, having regard to the cash balances and existing bank and other facilities available to the Enlarged Group, and having taken into account the net proceeds of the Disposal receivable by the Company, the Enlarged Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this document.

**16. Litigation and other proceedings**

*Aberdeen Group*

(a) Save as disclosed below, no member of the Aberdeen Group is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Aberdeen Group nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against any member of the Aberdeen Group:

(i) As detailed in the circular to shareholders dated 4 February 2003 Aberdeen Unit Trust Managers Limited received a letter from a FOS adjudicator with respect to the sustainability of a number of "lead case" complaints in respect of the Aberdeen Progressive Growth Unit Trust, one of the UK authorised unit trusts which is managed by the Aberdeen Group and which invests primarily in zero dividend preference shares of a range of Splits. The letter sought observations from Aberdeen Unit Trust Managers Limited in relation to specific areas of concern expressed by the FOS regarding the Aberdeen Progressive Growth Unit Trust, which if sustained would be adverse to Aberdeen's interests, prior to the FOS making a provisional assessment. The FOS has the power to require compensation (limited to £100,000 in relation to each individual complainant) to be paid where it upholds a relevant complaint. Aberdeen Unit Trust Managers Limited has replied to that letter and is now awaiting from the FOS a response to Aberdeen's reply. In this regard, given the advice of Aberdeen's solicitors and given the lack of information as to both the number and quantity of claims, the Board considers it impossible to make any reasonable estimate of any potential liability of the Aberdeen Group.

(ii) There is an ongoing investigation of the Splits Sector by the FSA and certain representatives of Aberdeen have been interviewed. Aberdeen is also one of the companies specifically being investigated by the FSA in relation to Splits and Aberdeen have been requested to provide further information to the FSA. The Board remains of the belief that the Aberdeen Group has at all times acted with complete integrity and in accordance with all relevant regulations and laws. The speculation that legal proceedings may be brought against a range of parties who have been involved in the Splits Sector continues. No notice of any legal proceedings related to the Aberdeen Group's involvement in the Splits Sector has been served against any member of the Aberdeen Group and any such proceedings would be defended robustly. Having taken legal advice and reviewed the present progress of regulatory proceedings, the Board does not consider that any provision is appropriate in respect of these investigations and potential actions.

(iii) On 3 April 2003, the board of Real Estate Opportunities Limited announced it had terminated its management contract with Aberdeen Asset Managers Jersey Limited with immediate effect and indicated that it held Aberdeen Asset Managers Jersey Limited and Aberdeen Asset Managers Limited liable for damages in respect of losses incurred on its income portfolio. No proceedings have been issued by REO. The Aberdeen Group has rejected the claim and, if proceedings are brought, they will be vigorously defended. The Aberdeen Group does not accept the validity of REO's termination without notice. The Group is currently continuing to take legal advice and following this will determine the most appropriate course of action to take in relation to the recovery of its accrued fees (estimated at approximately £10.5 million) and the fees relating to the 12 months notice period provided for in the management contract (which could be as high as an estimated figure of approximately £6.7 million).

(iv) As an entirely separate matter, it is appropriate to note that the Treasury Select Committee published a report on Split Capital Investment Trusts dated 13 February 2003. The role of the Treasury Select Committee is to examine the expenditure, administration and policy of the Treasury and it has no supervisory authority over the financial services industry and no powers to impose punitive sanctions. The Treasury Select Committee's report contains a number of criticisms of Splits managers, including certain members of the Aberdeen Group. Aberdeen has replied to the Treasury Select Committee seeking to place the committee's views in a proper context, and rejecting criticisms made about the Group as unfounded.

(v) Aberdeen Asset Managers Limited and Aberdeen Unit Trust Managers Limited (collectively "**Aberdeen**" in this paragraph) are preparing to initiate arbitration proceedings under their contracts of insurance with New Hampshire Insurance Company, Chubb Insurance Company of Europe, Liberty Corporate Capital Limited, Stephen Gordon, QBE Insurance International Limited, Mitsui Sumitomo Insurance Corporation Capital Limited and Stonebridge Underwriting Limited (collectively the "**Respondents**"). In those proceedings Aberdeen is seeking a declaration of the liability of the Respondents under the terms of the contracts of insurance to indemnify Aberdeen, in respect of any ascertained liability to any investor in Aberdeen Progressive Growth Unit Trust or in respect of any award, of compensation made against them by the Financial Services Ombudsman in favour of such investors, subject to the financial limits of the contract of insurance.

*Edinburgh Group*

No member of the Edinburgh Group is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Edinburgh Group, nor so far as the Directors are aware, have any such proceedings pending or threatened by or against any member of the Edinburgh Group.

**17. Significant changes**

(a) Save as disclosed in paragraph 5 of Part I and paragraph 14(a) and 16 of this Part VII, the Directors of Aberdeen are not aware of any material changes in the financial or trading position of the Aberdeen Group since 31 March 2003, being the last day of the financial period for which the most recent unaudited interim report and accounts were prepared.

(b) Save as disclosed in paragraph 4 of Part V and paragraph 14(b) of this Part VII, the Directors of Aberdeen are not aware of any material changes in the financial or trading position of the Edinburgh Group since 31 July 2003, being the last day of the financial period for which the most recent unaudited interim report and accounts were prepared.

**18. United Kingdom taxation**

**The following paragraphs, which are intended as a general guide only, are based on current UK legislation and our understanding of Inland Revenue practice as at the date of this document and relate to Ordinary Shareholders and Edinburgh Shareholders. In relation to Edinburgh Shareholders they summarise only certain limited aspects of the UK tax treatment of acceptance of the Offer, and they relate only to the position of Edinburgh Shareholders who hold their Edinburgh Shares as an investment (otherwise than under a personal equity plan or an individual savings account), who are resident or ordinarily resident in the UK for tax purposes and who are absolute beneficial owners of their Edinburgh Shares. If you are in any doubt as to your taxation position, or if your are subject to tax in any jurisdiction other than the UK, you should consult an appropriate independent professional adviser without delay.**

*(a) UK taxation of chargeable gains*

Liability to United Kingdom tax on chargeable gains will depend on the individual circumstances of each Edinburgh Shareholder.

An Edinburgh Shareholder who (either alone or together with persons connected with him or her) does not hold more than 5 per cent. of the Edinburgh Shares should not be treated as having made a disposal of his or her Edinburgh Shares under the Offer. Any gain or loss which would otherwise have arisen on a disposal of his or her Edinburgh Shares will be "rolled over" into the new Ordinary Shares, and the new Ordinary Shares will be treated as the same asset as his or her Edinburgh Shares acquired at the same time and for the same consideration as he or she acquired the Edinburgh Shares.

Any Edinburgh Shareholder who, either alone or together with persons connected with him or her, holds more than 5 per cent. of the Edinburgh Shares will be treated in the manner described in the preceding paragraph subject to the following condition. The condition is that the Inland Revenue accepts that the transaction is effected for *bona fide* commercial reasons and does not form part of a formal scheme or arrangement of which the main purpose, or one of the main purposes, is tax avoidance. The Aberdeen Board believe that this condition is met and therefore no formal application has been made under Section 138, Taxation of Chargeable Gains Act 1992, to obtain the approval of the Inland Revenue.

An Edinburgh Shareholder which is a company and which would on a disposal of its Edinburgh Shares qualify for an exemption from corporation tax on chargeable gains under Schedule 7AC of the Taxation of Chargeable Gains Act 1992 (exemption for disposals by companies with substantial shareholdings) shall not be treated as set out in the two preceding paragraphs. Instead, such a Shareholder shall be treated as disposing of its Edinburgh Shares as a result of the Offer becoming or being declared unconditional but any gain or loss arising on the disposal will not be a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains, and the Shareholder shall be treated as acquiring its new Ordinary Shares for an amount equal to their market value.

A disposal of new Ordinary Shares by a Shareholder who is resident or ordinarily resident in the UK for taxation purposes may, depending on the Shareholder's circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

(b) *Taxation of dividends*

Aberdeen is not required to withhold tax at source from payment of dividends paid in respect of its Ordinary Shares.

Individuals resident in the UK for taxation purposes are generally liable to income tax on the aggregate amount of any dividend received and a tax credit equal to 10 per cent. of the gross dividend (or one ninth of the dividend received). UK resident individuals who are liable to income tax at a rate less than the higher rate (currently 40 per cent.) will be charged to income tax on the gross dividend at the rate of 10 per cent. Accordingly, the tax credit is treated as satisfying the Ordinary Shareholder's income tax liability in respect of the dividend and no further income tax should be payable in respect of the dividend. UK resident individuals who are liable to income tax at the higher rate will be charged to income tax on the gross dividend at the rate applicable to dividends (currently 32.5 per cent.) but are entitled to offset the 10 per cent. tax credit against such liability. After taking account of the 10 per cent. tax credit, such an individual will be liable to pay additional income tax at the rate of 22.5 per cent. of the gross dividend (which is equivalent to 25 per cent. of the dividend received).

No repayment of the tax credit in respect of dividends can be claimed by a UK resident Ordinary Shareholder except where the new Ordinary Shares are held in an individual savings account or personal equity plan. In such a case, a claim can be made for repayment of the credit in respect of dividends paid before 6 April 2004.

UK resident corporate new Ordinary Shareholders (other than dealers in securities and certain insurance companies) are not liable to corporation tax or income tax in respect of dividends paid by Aberdeen.

Tax exempt pension funds and charities cannot reclaim from the Inland Revenue tax credits attaching to dividends on New Ordinary Shares, although charities may be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004.

Ordinary Shareholders who are resident for tax purposes in countries other than the UK are not generally entitled to claim any part of the tax credit, subject to certain exceptions which may be provided in a double tax convention which exists between the UK and such countries. Ordinary Shareholders who are resident for tax purposes in countries other than the UK may also be subject to tax on dividend income under any law to which they are subject outside the UK. Such Ordinary Shareholders should consult their own tax advisers concerning their tax liabilities.

(c) *Stamp duty and stamp duty reserve tax*

No stamp duty or stamp duty reserve tax will be payable by an Edinburgh Shareholder as a result of accepting the Offer.

(d) *Other tax matters*

Special provisions may apply to Edinburgh Shareholders who have acquired, or who acquire their Edinburgh Shares by exercising options under the Edinburgh Share Option Schemes, including provisions imposing a charge to UK income tax.

**19. Market Quotations**

The table below shows the middle market quotations for Existing Ordinary Shares, as derived from the Official List at close of business on the first Dealing Day in each month from 1 May 2003 to 1 October 2003 and on 2 October 2003 (the latest practicable date prior to the publication of this document):

| Date | Edinburgh Share Price | Aberdeen Share Price |
|---|---|---|
| 1 May 2003 | 79p | 41p |
| 2 June 2003 | 80.5p | 51.5p |
| 1 July 2003 | 73.5p | 51.5p |
| 1 August 2003 | 88p | 55.5p |
| 1 September 2003 | 84p | 57p |
| 1 October 2003 | 137.5p | 68.5p |
| 2 October 2003 | 132.5p | 66p |

**20. Miscellaneous**

(a) The annual audited accounts of the Company for each of the years ended 30 September 2000, 2001 and 2002 were audited by KPMG Audit Plc of 37 Albyn Place, Aberdeen AB10 1JB. The auditors of the Company are KPMG Audit Plc, Chartered Accountants of 37 Albyn Place, Aberdeen AB10 1JB.

(b) KPMG Audit Plc has made reports under Section 235 of the Companies Act on the financial statements of the Company for the years ended 30 September 2000, 2001 and 2002 which were unqualified and did not contain any statement as is described in Section 237(2) or (3) of the Companies Act. However, the report on the financial statements of the Company for the year ended 30 September 2002 included the following paragraph on contingent liabilities:

"In forming our opinion, we have considered the adequacy of the disclosures made in note 29 to the financial statements concerning the contingent liabilities of the Group in respect of both the split-capital closed end fund sector generally and the Aberdeen Progressive Growth Unit Trust, and their potential impact on the Group's funding position. In view of the significance of this uncertainty, we consider that it should be drawn to your attention but our opinion is not qualified in this respect."

Statutory accounts of the Company have been delivered to the Registrar of Companies for each of the three financial years ended 30 September 2000, 2001 and 2002.

(c) KPMG Audit Plc has given and not withdrawn its consent to the inclusion in this document of its reports in the form and context in which they are included.

(d) Ernst & Young has given and not withdrawn its consent to the inclusion in this document of its name and the references thereto in the form and context in which they are included.

(e) Ernst & Young is sponsor in relation to this document and the Acquisition.

(f) The total costs and expenses of and incidental to the Offer are estimated to amount to £3 million inclusive of VAT and are to be borne by the Company.

(g) Based on the closing price of 61.5 pence per Ordinary Share on 4 September 2003 (the latest practicable date prior to the announcement of the Offer), the Offer values each Edinburgh Share at 126p and the entire issued share capital at approximately £36 million. This represents a premium of 71.5 per cent. over the closing price of an Edinburgh Share of 73.5p on 1 July 2003 (the day before the announcement that Edinburgh was in discussions which might or might not lead to an offer being made for Edinburgh) and a premium of 51 per cent. over the closing price of an Edinburgh Share of 83.5p on 4 September 2003 (being the latest practicable date prior to the announcement of the Offer).

(h) The Existing Ordinary Shares are listed on the Official List and on the official list of the Singapore Exchange Securities Trading Limited. Application has been made to the UK Listing Authority for up to 58,879,491 New Ordinary Shares to be admitted to the Official List and to the Singapore Exchange Securities Trading Limited for the New Ordinary Shares to be listed on the Singapore Exchange Securities Trading Limited's market for listed securities. The Existing Ordinary Shares and New Ordinary Shares are or will be, as the case may be, in registered form. No temporary documents of title will be issued.

(i) The New Ordinary Shares have not been sold, nor are they available in whole or in part, to the public in connection with the application for listing.

(j) Each of the New Ordinary Shares is to be issued credited as fully paid.

**21. Documents available for inspection**

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the registered office of the Company and at the offices of The City Law Partnership, 99 Charterhouse Street, London EC1M 6NQ up to and including 24 October 2003.

(a) the Memorandum of Association and the Articles;

(b) the audited consolidated financial statements of the Company as at and for the two years ended 30 September 2001 and 2002 and the unaudited interim results for the six months ended 31 March 2003;

(c) the audited consolidated financial statements of Edinburgh for the two years ended 31 January 2002 and 31 January 2003 and the unaudited interim results for the six months ended 31 July 2003;

(d) the material contracts referred to in paragraph 14 of this Part VII above;

(e) the written consents referred to in paragraph 20 of this Part VII above;

(f) the directors' service contracts referred to in paragraph 10 of this Part VII;

(g) the irrevocable undertakings referred to in paragraph 4 of Appendix II of the Offer Document;

(h) the circular dated 4 February 2003 referred to in paragraph 14 and paragraph 16 of this Part VII;

(i) the prospectus dated 12 December 2001 referred to in paragraph 14 of this Part VII;

(j) the pro forma unaudited stated of combined net assets of the Enlarged Group;

(k) the Circular;

(l) the Offer Document;

(m) this document;

(n) Profit Sharing Scheme Trust Deed;

(o) Convertible Bonds Trust Deed;

(p) Employee Share Ownership Trust Deed; and

(q) The Share Incentive Plan Trust Deed.

**22. Availability of this document**

Copies of this document are available for inspection from the UKLA's Document Viewing Facility which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS and, until 24 October 2003, are also available for collection free of charge from Ernst & Young LLP, Becket House, 1 Lambeth Palace Road, London SE1 7EU and at the registered office of the Company at 10 Queen's Terrace, Aberdeen AB10 1YG.

3 October 2003.

Offering Circular Dated 8th March 2005


Aberdeen
ASSET MANAGEMENT

# ABERDEEN ASSET MANAGEMENT PLC

*(incorporated with limited liability in Scotland with registered number SC082015)*

## £26,570,000 4.50 per cent.
## Convertible Bonds due 2010
## Convertible into fully-paid Ordinary Shares of 10 pence nominal value each of
## ABERDEEN ASSET MANAGEMENT PLC




## Issue price 100 per cent.

This Offering Circular comprises listing particulars given in compliance with the listing rules made under Section 74 of the Financial Services and Markets Act 2000 (the "**FSMA**") by the Financial Services Authority in its capacity as competent authority under the FSMA (the "**UK Listing Authority**") for the purpose of giving information with regard to Aberdeen Asset Management PLC (the "**Issuer**" or "**Aberdeen**"), the £26,570,000 4.50 per cent. Convertible Bonds due 2010 (the "**Bonds**") convertible into fully-paid ordinary shares of 10 pence nominal value each of the Issuer (the "**Ordinary Shares**") and the Issuer and its subsidiaries and affiliates taken as a whole (the "**Group**" or the "**Aberdeen Group**").

Application has been made to the UK Listing Authority for the Bonds to be admitted to the official list of the UK Listing Authority (the "**Official List**") and for the Bonds to be admitted to trading on the market for listed securities of the London Stock Exchange plc (the "**London Stock Exchange**").

**See "Investment Considerations" on pages 8 to 12 for a summary of certain factors that should be considered in connection with an investment in the Bonds. Investors' attention is drawn in particular to the Investment Consideration on page 10 which refers to the Issuer's intention to seek authority to disapply pre-emption rights at its next annual general meeting in order to allow the Bonds to be convertible in full into Ordinary Shares.**

Neither the Bonds nor the Ordinary Shares into which the Bonds are convertible have been or will be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") or with any securities regulatory authority of any other jurisdiction. The Bonds are being offered and sold in offshore transactions outside the United States in reliance on Regulation S ("**Regulation S**") under the Securities Act and, except in a transaction exempt from the registration requirements of the Securities Act, may not be offered, sold or delivered within the United States or to or for the benefit of U.S. persons.

The Ordinary Shares are listed on the Official List and trade on the London Stock Exchange's market for listed securities under the symbol "**ADN**" and have been admitted to the official list of Singapore Exchange Securities Trading Limited.

The Bonds will initially be represented by a temporary global bond (the "**Temporary Global Bond**"), which will be deposited with a common depository on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**") on or about 10th March 2005. Interests in the Temporary Global Bond will be exchangeable for interests in a permanent global bond (the "**Global Bond**") without interest coupons on or after a date which is expected to be 20th April 2005 upon certification as to non-U.S. beneficial ownership. The Global Bond will be exchangeable for definitive Bonds in bearer form in the denomination of £10,000 not less than 60 days following the request of the Issuer or the holder in the limited circumstances set out therein and herein. See "Summary of Provisions relating to the Bonds in Global Form".

Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed at their principal amount on 10th March 2010.

**SOLE BOOKRUNNER, UNDERWRITER AND JOINT LEAD MANAGER**

**JPMorgan**

**JOINT LEAD MANAGER AND SELLING AGENT**

**BNP PARIBAS**

**FINANCIAL ADVISER TO THE ISSUER**

**JPMorgan Cazenove**

A copy of this document has been delivered to the Registrar of Companies in Scotland as required by Section 83 of the FSMA.

The Issuer accepts responsibility for the information contained in this Offering Circular and to the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer, J.P. Morgan Securities Ltd. ("**JPMorgan**"), JPMorgan Cazenove Limited ("**JPMorgan Cazenove**") or BNP Paribas (together with JPMorgan, the "**Joint Lead Managers**"), to subscribe for or purchase any of the Bonds or the Ordinary Shares. The distribution of this Offering Circular and the offering of the Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer and the Joint Lead Managers to inform themselves about and to observe any such restrictions. This Offering Circular may not be used for or in connection with any offer to or solicitation by anyone in any jurisdiction in any circumstances in which such offer or solicitation is not authorised or is unlawful. For a description of certain further restrictions on offers and sales of the Bonds and distribution of this Offering Circular, see "Subscription and Sale" below.

In making an investment decision, potential investors must rely on their own independent examination and investigation of the financial condition and affairs, and their own appraisal of the creditworthiness of the Issuer, the Group and the terms of the offering, including the merits and risks involved. Potential investors should not construe anything in this Offering Circular as legal, business or tax advice. Neither the Issuer, the Joint Lead Managers or JPMorgan Cazenove is providing any advice or recommendation in this Offering Circular on the merits of the purchase, subscription for, or investment in, the Bonds and/or the Ordinary Shares or any rights conferred by the Bonds and/or the Ordinary Shares.

No person is authorised to give any information or to make any representation not contained in this Offering Circular in connection with the issue or sale of the Bonds and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Issuer, the Joint Lead Managers or JPMorgan Cazenove. Neither the delivery of this Offering Circular nor any offer, sale or delivery made in connection with the issue of the Bonds shall, under any circumstance, constitute a representation that there has been no change or development likely to involve a change in the condition (financial or otherwise) of the Issuer or the Group since the date hereof or create any implication that the information contained herein is correct as of any date subsequent to the date hereof or the date as of which that information is stated herein to be given.

Ordinary Shares to be issued on conversion of the Bonds will be issued in uncertificated form by the Issuer through the dematerialised securities trading system operated by CRESTCo Limited, known as CREST, unless the holder of such Bonds elects to hold the Ordinary Shares in certificated or registered form or, at the time of issuance, the Ordinary Shares are not a participating security in CREST.

**In connection with the issue of the Bonds, JPMorgan or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Bonds at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on JPMorgan or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.**

Unless otherwise specified or the context requires, references to "**£**", "**pounds**", "**pence**" and "**p**" are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland (the "**United Kingdom**") and references to "**USD**" and "**US$**" are to the lawful currency of the United States of America, its territories and possessions.

# Table of contents

# Summary of the principal features of the Bonds

*The following is a summary of the principal features of the Bonds and the offering. For a summary of the provisions relating to the Bonds whilst in global form, see "Summary of Provisions Relating to the Bonds in Global Form". Terms defined under "Terms and Conditions of the Bonds" or elsewhere in this Offering Circular shall have the same respective meanings in this summary. The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular.*

**Issuer**

Aberdeen Asset Management PLC.

**Bonds**

£26,570,000 4.50 per cent. Convertible Bonds due 2010.

**Closing Date**

The Bonds will be issued on 10th March 2005 (the "**Closing Date**").

**Issue Price**

100 per cent. of the principal amount of the Bonds.

**The Offering**

The Bonds are being offered outside the United States to non-U.S. persons in accordance with Regulation S.

**Form and Denomination**

The Bonds will be issued in bearer form only. The Bonds will be initially represented by the Temporary Global Bond, without interest coupons, which will be deposited with a common depositary on behalf of Euroclear and Clearstream, Luxembourg on or about 10th March 2005. The Temporary Global Bond will be exchangeable for interests in the Global Bond, without interest coupons, on or after a date which is expected to be 20th April 2005, upon certification as to non-U.S. beneficial ownership. The Global Bond will be exchangeable for definitive Bonds, with interest coupons, in the denomination of £10,000, only in the limited circumstances set out therein and herein.

**Interest**

4.50 per cent. per annum payable semi-annually in arrear on 10th March and 10th September in each year, commencing on 10th September 2005.

**Status**

The Bonds will be unsubordinated and unsecured obligations of the Issuer and will rank *pari passu* without any preference amongst themselves and at least *pari passu* with all other unsecured and unsubordinated obligations of the Issuer, present and future, other than any obligations preferred by mandatory provisions of applicable law.

**Negative Pledge**

The Bonds will contain a negative pledge provision as further described in "Terms and Conditions of the Bonds – Negative Pledge".

**Cross Default**

The Bonds will contain a cross default provision. See "Terms and Conditions of the Bonds – Events of Default".

**Other Events of Default**

For a description of certain other events that will permit acceleration of the Bonds see "Terms and Conditions of the Bonds – Events of Default".

**Final Redemption**

Unless the Bonds have been previously purchased and cancelled, redeemed or converted, the Bonds will be redeemed by the Issuer on 10th March 2010 (the "**Final Maturity Date**") at their principal amount.

| | |
|---|---|
| **Redemption at the Option of the Issuer** | The Issuer may redeem the Bonds at their principal amount together with accrued interest, in whole but not in part, (i) at any time on or after 10th March 2008 if on each of not less than 20 dealing days in any period of 30 consecutive dealing days ending not earlier than the fifth dealing day prior to the date on which the notice of redemption is given to the Bondholders, the closing mid-market price of an Ordinary Share as derived from the Relevant Stock Exchange shall have been at least 130 per cent. of the Conversion Price in effect (or deemed to be in effect) on such dealing day; or (ii) at any time if, prior to the date of the giving of notice of such redemption, 90 per cent. or more in principal amount of the Bonds originally issued have been converted, redeemed or purchased and cancelled. |
| **Redemption at the Option of the Bondholders** | Bondholders may require the Issuer to redeem their Bonds at their principal amount, together with interest accrued (if any) to the date fixed for redemption for a period of 60 days following a change of control constituting a Relevant Event or, if later, for a period of 60 days following the date on which notice of a Relevant Event is given to Bondholders. |
| **Taxation** | All payments in respect of the Bonds and the Coupons shall be made without deduction of or withholding for or on account of any present or future taxes imposed or levied by or on behalf of the United Kingdom taxation authority unless such deduction or withholding is required by law. The Issuer will not be required to pay any additional or further amounts in respect of such withholding or deduction. |
| **Trustee** | The Law Debenture Trust Corporation p.l.c.. |
| **Principal Paying and Conversion Agent** | BNP Paribas Securities Services, Luxembourg Branch. |
| **Conversion** | Each Bond shall entitle the holder (such right a "**Conversion Right**") (i) to convert such Bond to the extent of the Conversion Amount (as at the relevant Conversion Date) of such Bond into Ordinary Shares; and (ii) to redeem such Bond for cash to the extent of the Cash Settled Amount (as at the relevant Conversion Date) of such Bond at the Redemption Price at any time on or after 20th April 2005 to the close of business (at the place where the relevant Bond is deposited for conversion) on the seventh day prior to the Final Maturity Date.<br><br>"**Conversion Amount**" means, in respect of each £10,000 in principal amount of Bonds in respect of which Conversion Rights are exercised, £6,667 (representing in aggregate 11,809,479 Ordinary Shares at the initial Conversion Price), or such greater amount pursuant to any notice given by the Issuer as provided in Condition 5*(a)* provided that the aggregate of the Conversion Amount and the Cash Settled Amount in respect of each £10,000 principal amount of the Bonds shall at all times equal £10,000. |

"**Cash Settled Amount**" means, in respect of each £10,000 in principal amount of Bonds in respect of which Conversion Rights are exercised, £3,333 (representing in aggregate 5,903,854 Ordinary Shares at the initial Conversion Price), or such lesser amount pursuant to any notice given by the Issuer as provided in Condition 5*(a)* provided that the aggregate of the Cash Settled Amount and the Conversion Amount in respect of each £10,000 principal amount of Bonds shall at all times equal £10,000.

Conversion Rights may be exercised at any time from 20th April 2005 to the close of business (at the place where the relevant bond is deposited for conversion) on (i) the date falling seven days prior to the Final Maturity Date (both dates inclusive) or (ii) if the Bonds are called for redemption prior to the Final Maturity Date, the seventh day prior to the relevant date fixed for redemption.

The initial "**Conversion Price**" is £1.50 per Ordinary Share.

The Conversion Price is subject to adjustment as provided in "Terms and Conditions of the Bonds – Conversion", including in the case of a Capital Distribution, and, in the event of a change of control constituting a Relevant Event, the Conversion Price will be adjusted for a specified period as described in "Terms and Conditions of the Bonds – Conversion – Adjustments to the Conversion Price".

**Lock-up**

The Issuer has undertaken that for a period of 90 days from 16th February 2005 it will not, *inter alia*, issue or sell any Ordinary Shares or securities convertible into, or exchangeable for, Ordinary Shares without the prior written consent of JPMorgan, all as more fully described in "Subscription and Sale".

**Governing Law**

The Bonds, the Trust Deed and the Agency Agreement will be governed by English law.

**Listing and Trading**

The Issuer has applied for the Bonds to be admitted to the Official List of the UK Listing Authority and application has been made to the London Stock Exchange for the Bonds to be admitted to trading on the London Stock Exchange's market for listed securities. The outstanding issued Ordinary Shares are listed on the Official List and trade on the London Stock Exchange's market for listed securities, and have been admitted to the official list of Singapore Exchange Securities Trading Limited.

**Clearing**

The Bonds have been accepted for clearing by Euroclear and Clearstream, Luxembourg under the following Common Code and International Securities Identification Number:

Common Code: 021329479.

ISIN: XS0213294795.

**Selling Restrictions**

There are restrictions on the offer, sale and delivery of the Bonds, *inter alia*, in the United States and the United Kingdom. See "Subscription and Sale".

**Use of Proceeds**

The net proceeds of the issue of Bonds will amount to approximately £25.7 million. This will be used in the first instance to repay £17.5 million of borrowings from Bank of Scotland under the Issuer's current working capital facility arrangements, which were drawn down to fund the first payment of £17.5 million to the FSA central fund (as described on pages 46 and 124).

The balance of approximately £8.2 million will be used to partially prepay a Bank of Scotland term loan (see "Description of the Aberdeen Group – Current Trading and Prospects"). It was previously intended that a prepayment would be made from the £7 million of proceeds of the Lombard disposal (see Note 6.30 to the financial statements of the Aberdeen Group for the year ended 30th September 2004, included elsewhere in this Offering Circular). These disposal proceeds are now being used, with the agreement of Bank of Scotland, for interim payments due under the Uplift Plan to investors in Aberdeen Progressive Unit Trust.

# Investment considerations

*The following is a summary of certain investment considerations relating to the Bonds of which prospective Bondholders should be aware. This summary is not intended to be exhaustive and prospective Bondholders should also read the information set out elsewhere in this Offering Circular.*

## Considerations relating to the group's operations

### *Split capital trusts*

On 24th December 2004 the Issuer announced that the near three-year-long investigation into the marketing and management of split capital funds had been concluded with an omnibus settlement between the majority of the firms involved in the sector, the FSA, the Jersey Financial Services Commission and the Guernsey Financial Services Commission. The terms of the settlement entail no admission of liability and effectively conclude the Group's exposure to the regulators in respect of these matters. The Issuer is to contribute £35 million to a central fund, £17.5 million of which has already been paid with the remaining £17.5 million to be paid in June 2005. This fund will be used to provide a cash distribution for retail investors in the zero dividend preference shares issued by split capital investment companies. In total, approximately £143 million was committed to the central fund by 18 companies involved in the sector, including the Issuer's own contribution supported by a payment made by the Issuer's insurers in full and final settlement of any liability those insurers might have under the relevant insurance policies. The Issuer also finalised the details of an Uplift Plan (the "**Uplift Plan**") for investors in Aberdeen Progressive Growth Unit Trust ("**Progressive**"), (a retail unit trust which, since its launch in August 2000, has invested primarily in zero dividend preference shares of listed multi-class closed end collective investment vehicles) at an estimated cost of £43.3 million. In the two years to 30th September 2004, the Group incurred legal and other external costs of over £7 million in relation to these issues.

The Uplift Plan is available to investors who hold units in Progressive which were issued by the managers on or before 28th June 2002 and offers those investors the opportunity to receive the initial cost of their investment on the redemption of their holdings on or around the 5th anniversary of their investment. Payments to Eligible Investors (as defined in the Uplift Plan) who have previously sold their holdings will also be offered, at a discounted rate. Investors who accept the offer to participate in the Uplift Plan will do so in full and final settlement of any remedies that they may consider they would otherwise have.

On 24th December 2004, Aberdeen commenced the process of writing to all Eligible Investors in Progressive offering them the opportunity to participate in the Uplift Plan.

Eligible Investors who accept the offer of participation in the Uplift Plan do so on condition that they relinquish their rights to take any other action in relation to their holding in Progressive. However, Eligible Investors may choose not to participate in the Uplift Plan and to pursue a complaint via the Financial Ombudsman Service ("FOS").

Acceptance by an investor of the Uplift Plan enables Aberdeen to crystallise the extent of its liability to that investor. As at 28th February 2005 acceptances had been received from Eligible Investors representing 92.3 per cent. of the eligible retail investors with registered holdings, which is 95.3 per cent. by value of initial investments made by such investors. On the same date, acceptances had also been received representing 39.8 per cent. of the value of the initial investments made by corporate and nominee clients. This latter class of holder has an extended period within which to notify acceptances, and the final figure will not be known until 24th March 2005.

Aberdeen announced on 26th February 2004 that it had received details from an FOS adjudicator of a provisional assessment in respect of a case being examined by FOS in relation to a complaint brought by one investor in Progressive. Since then there have been two further similar provisional assessments. The provisional assessments, which are not binding on either party, set out the FOS adjudicator's view on these complaints, which FOS have been treating as lead cases. The provisional assessments proposed that the dispute between Aberdeen Unit Trust Managers Limited and the complainants be resolved by the payment of compensation to the complainants. After careful consideration of the provisional assessment, the Board of Directors of Aberdeen (the "**Board**") believes the provisional assessments do not reflect the weight of evidence which Aberdeen has supplied to substantiate its position. Whilst remaining sensitive to the distress suffered by investors in Progressive and wishing to provide support to them on a voluntary basis, the Board cannot agree with the FOS adjudicator's opinion in this case. Aberdeen therefore exercised its right to have the cases referred to an Ombudsman for determination.

All three lead case complainants have now accepted the offer of participation in the Uplift Plan and FOS has advised the Issuer that it has closed its files on these complaints. FOS may, however, seek to identify further lead complainants.

Aberdeen, on the basis of robust legal advice, will vigorously contest any other cases on which FOS may issue adverse findings in future.

Were the FOS ultimately to make a final decision against the Aberdeen Group, any compensation would have to take into account the circumstances of individual cases. In this regard, given the advice of Aberdeen's solicitors, and the lack of information as to both the number and quantum of cases which will be subject to any determination by FOS, the Board considers it impossible to make any reasonable estimate of any potential liability of the Aberdeen Group over and above the cost of the Uplift Plan.

On 3rd April 2003, the board of Real Estate Opportunities Limited ("**REO**") announced it had terminated its management contract with the Aberdeen Group with immediate effect and indicated that it held the Aberdeen Group liable for damages in respect of losses incurred on its income portfolio. No proceedings have been issued by REO, however a letter of claim dated 20th December 2004 has been received. The Aberdeen Group does not accept the validity of REO's termination without notice. The Aberdeen Group will reject the claim and, if proceedings are brought, they will be vigorously defended and the Aberdeen Group will counterclaim for its accrued fees and the fees relating to the 12 months' notice period provided for in the management contract. It is not possible to quantify any exposure to damages in this regard.

In April 2004, the liquidator of the special purpose vehicle of Aberdeen Preferred Income Trust Limited wrote to Aberdeen indicating that it was considering a claim. However, no further detail has been forthcoming.

The speculation that legal proceedings may be brought against a range of parties who have been involved in the split capital investment trust sector (the "**Splits Sector**") continues. Other than as stated above, no notice of any legal or regulatory proceedings related to the Aberdeen Group's involvement in the Splits Sector has been served against any member of the Aberdeen Group and any such proceedings would be defended robustly.

Prospective purchasers of the Bonds are also referred to paragraph 17, ("Litigation and other proceedings"), in "General Information".

***Balance sheet strengthening***

In order to secure its future funding requirements, including in relation to the settlement of claims relating to the Splits Sector, Aberdeen intends to continue to strengthen its balance sheet through the sale of non-core assets and certain financing transactions, including through the issue of the Bonds and the arrangement of additional bank finance. There can be no assurance that Aberdeen will be able to divest such non-core assets on the anticipated schedule or on acceptable terms or at all. In addition, there can be no assurance that the financing transactions currently contemplated will be successfully completed. In the event that such non-core assets are not realised as anticipated and appropriate financing transactions are not concluded, this would have a material adverse effect on the financial position of the Aberdeen Group.

The terms of the Issuer's term loan facility agreement with Bank of Scotland provide that the repayments of the facility are linked to the receipt of proceeds from the sale of non-core assets (including Lombard and the IoM life business), or any other proceeds from the sale of assets in excess of £1,000,000 aggregated over any 12 month period. Such proceeds shall be applied in mandatory prepayment of amounts owing under the facility. Accordingly, such proceeds will not be available to the Group, whether for its general corporate purposes or to service payments of interest or principal under the Bonds.

***Employees***

The success of the Aberdeen Group depends, *inter alia*, upon the support of its employees and, in particular, the executive directors and fund managers. The loss of key members of the Aberdeen Group's staff could have a material adverse effect on its performance.

***Financial Markets***

The income of the Aberdeen Group is subject to change as a result of fluctuations in the financial markets in which it operates which directly affect the level of funds under management and which may adversely affect the Aberdeen Group's performance.

***Exchange Rate Fluctuations***

A significant proportion of the Aberdeen Group's turnover is generated overseas and, because the Aberdeen Group's reporting currency is sterling, the fluctuations between local currencies, particularly the U.S. dollar, and sterling may have an adverse effect on the Aberdeen Group's performance.

***Regulation***

The Aberdeen Group's operations are subject to financial regulations in each of the jurisdictions in which it operates. Alterations to the regulatory requirements in any jurisdiction may adversely affect the Aberdeen Group's performance. In addition, any breach of relevant regulatory requirements may result in regulatory sanction.

## Considerations relating to the Bonds

***Authorised Capital***

The Issuer currently has sufficient authority to allot Ordinary Shares upon conversion only in respect of £6,667 of each £10,000 in principal amount of the Bonds. Upon conversion of Bonds the remaining £3,333 of each £10,000 in principal amount of Bonds will, accordingly, be redeemed for a cash sum calculated by reference to the market value of the underlying Ordinary Shares (See "Terms and Conditions of the Bonds – Conversion"). The Issuer proposes to utilise part of the general authority that it will seek at its next annual general meeting, currently expected to take place on 24th March 2005, to disapply Shareholders' pre-emption rights in order to allow the conversion of the entire principal amount of the Bonds into Ordinary Shares. The Issuer can give no assurance, however, that this authority will be obtained. In the event that such authority is not obtained, upon conversion the Bonds will continue to be redeemed in cash to the extent of the Cash Settled Amount.

***The market price of the Bonds and Ordinary Shares may be volatile***

The market price of the Bonds and the Ordinary Shares could be subject to significant fluctuations in response to, among other factors, interest rates, inflation and variations in the Group's performance. Developments in, and changes in securities analysts' recommendations regarding the fund management sector may also influence and bring volatility in the market price of the Bonds and the Ordinary Shares.

***A liquid market for the Bonds may not develop***

Although it is expected that the Bonds will be admitted to the Official List of the UK Listing Authority and traded on the London Stock Exchange on or after 10th March 2005, there may be little or no secondary trading market for the Bonds. The liquidity of any market which develops will depend upon the number of holders of the Bonds, the market for similar securities, the interest of securities dealers in making a market in the Bonds and other factors.

There can be no assurance regarding the future development of a market for the Bonds, or the ability of holders of the Bonds to sell their Bonds, or the price at which such holders may be able to sell their Bonds. If a market for the Bonds were to develop, the Bonds could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, Aberdeen's operating results and the market for similar securities. Therefore, there can be no assurance as to the liquidity of any trading market for the Bonds or that an active market for the Bonds will develop.

***Risks attached to the exercise of Conversion Rights***

Investors should be aware that the Bonds, being convertible into, or redeemable in cash in an amount calculated by reference to the value of, Ordinary Shares, bear certain risks. Depending on the performance of the underlying Ordinary Shares, the value of the Ordinary Shares or the cash sum delivered upon conversion may be substantially lower than when the Bonds were initially purchased. In addition, the value of the Ordinary Shares to be delivered may vary substantially between the date on which Conversion Rights are exercised and the date on which such Ordinary Shares are delivered. See "Terms and Conditions of the Bonds – Conversion".

***There is a limited period for, and costs associated with, the exercise of Conversion Rights***

An investor in a Bond will, subject as more fully described herein under "Terms and Conditions of the Bonds – Conversion", have the right to convert such Bond to the extent of the Conversion Amount into Ordinary Shares. The Conversion Rights may be exercised at any time on or after 20th April 2005 up to the close of business (at the place where such Bond is deposited for exchange) on 3rd March 2010 (or if such date is not a Business Day, on the Business Day immediately preceding 3rd March 2010). If the Conversion Rights are not exercised by Bondholders during the Conversion Period, the Bonds will be redeemed at their principal amount on 10th March 2010.

A Bondholder exercising Conversion Rights must pay any capital, stamp, issue, registration, documentary, transfer of other similar taxes or duties (including penalties) arising on conversion (other than any taxes or capital duties or stamp duties payable in the United Kingdom by the Issuer in respect of the allotment and issue of Ordinary Shares on conversion), as more fully described herein under "Terms and Conditions of the Bonds – Conversion".

***Unsecured obligations***

The Bonds will constitute direct, unconditional, unsubordinated and (subject as provided in "Terms and Conditions of the Bonds – Negative Pledge") unsecured obligations of the Issuer. For more information concerning the ranking of the Bonds, see "Terms and Conditions of the Bonds – Status".

***No tax gross-up***

The Issuer is not obliged to make any additional payments to Bondholders in the event that any payment in respect of the Bonds is required by applicable law to be withheld or deducted for taxation. Neither the Issuer nor the Bondholders has any right to require redemption of the Bonds in the event of such a withholding or deduction.

***Transfer of the Bonds and the Ordinary Shares will be restricted***

Neither the Bonds nor the Ordinary Shares into which the Bonds are convertible have been or will be registered under the Securities Act or the securities laws of any other jurisdiction and, subject to certain exceptions, neither the Bonds nor the Ordinary Shares may be offered, sold, delivered, pledged or otherwise transferred in any jurisdiction where such registration may be required.

***Bondholders have no shareholder rights before conversion***

An investment in the Bonds will not convey any voting rights, any right to receive dividends or other distributions or any other rights with respect to any Ordinary Shares until such time, if any, as the relevant Bondholder converts his or her Bond and becomes registered as the holder of Ordinary Shares.

***Further issues or sales of Ordinary Shares***

There can be no certainty as to the effect, if any, that future issues or sales of Ordinary Shares, or the availability of such Ordinary Shares for future issue or sale, would have on the market price of the Ordinary Shares prevailing from time to time and therefore on the price of the Bonds. Sales of substantial numbers of Ordinary Shares in the public market, or a perception in the market that such sales could occur, could adversely affect the prevailing market price of the Ordinary Shares and the Bonds.

# Terms and conditions of the Bonds

*The following, subject to completion and amendment, and save for the paragraphs in italics, is the text of the Terms and Conditions of the Bonds which will be incorporated by reference into the Global Bond and endorsed on the Bonds in definitive form (if issued).*

The issue of the £26,570,000 4.50 per cent. Convertible Bonds due 2010 (the "**Bonds**", which expression shall, unless otherwise indicated, include any further bonds issued pursuant to Condition 15 and consolidated and forming a single series with the Bonds) was (save in respect of any such further bonds) authorised by a resolution of the Board of Directors of Aberdeen Asset Management PLC (the "**Issuer**") passed on 16th February 2005 and a resolution of a duly authorised committee of the Board of Directors of the Issuer passed on 4th March 2005.

The Bonds are constituted by a trust deed dated 10th March 2005 (the "**Trust Deed**") between the Issuer and The Law Debenture Trust Corporation p.l.c. (the "**Trustee**", which expression shall include all persons for the time being the trustee or trustees under the Trust Deed) as trustee for the holders (as defined below) of the Bonds. These terms and conditions (the "**Conditions**") include summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the forms of the Bonds (in both global and definitive form) and the interest coupons relating to the Bonds (the "**Coupons**"). The Bondholders (as defined below) and the holders of the Coupons (the "**Couponholders**") are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and are deemed to have notice of those terms in so far as applicable to them of the Paying and Conversion Agency Agreement dated 10th March 2005 (the "**Agency Agreement**") relating to the Bonds between the Issuer, the Trustee, BNP Paribas Securities Services, Luxembourg Branch (the "**Principal Paying and Conversion Agent**", which expression shall include any successor as principal paying and conversion agent under the Agency Agreement) and the paying and conversion agents for the time being (such persons, together with the Principal Paying and Conversion Agent, being referred to below as the "**Paying and Conversion Agents**", which expression shall include their successors as paying and conversion agents under the Agency Agreement). Copies of each of the Trust Deed and the Agency Agreement are available for inspection during usual business hours at the registered office for the time being of the Trustee (presently at Fifth Floor, 100 Wood Street, London EC2V 7EX) and at the specified offices for the time being of the Paying and Conversion Agents.

Capitalised terms used but not defined in these Conditions shall have the meaning attributed to them in the Trust Deed unless the context otherwise requires or unless otherwise stated.

## 1 Form, Denomination and Title

### *(a) Form and Denomination*

The Bonds are in bearer form, in the denomination of £10,000 each, serially numbered with Coupons attached. Each Bond will, subject as set out in these Conditions, entitle the holder to convert such Bond to the extent of the Conversion Amount (as defined in Condition 5(*a*)) as at the relevant Conversion Date (as defined in Condition 5(*c*)) into registered ordinary shares currently of 10 pence nominal value each in the share capital of the Issuer ("**Ordinary Shares**") and to redeem such Bond for cash to the extent of the Cash Settled Amount (as defined in Condition 5(*a*)) as at the relevant Conversion Date at the Redemption Price (as defined in Condition 5(*a*)), in each case in accordance with and as described in Condition 5.

### *(b) Title*

Title to the Bonds and the Coupons passes by delivery. The holder of any Bond or Coupon will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it, any writing on it, or its theft or loss) and no person will be liable for so treating the holder. In these Conditions, "**Bondholder**" and (in relation to a Bond) "**holder**" means the bearer of any Bond and "**Couponholder**" and (in relation to a Coupon) "**holder**" means the bearer of any Coupon (as the case may be).

*The Bonds will initially be represented by a single Temporary Global Bond, without Coupons or Conversion Rights (as defined in Condition 5(a)), which is expected to be deposited on or about 10th March 2005 with, or on behalf of, a common depositary for Euroclear Bank S.A./ N.V. as operator of the Euroclear system ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**"). Interests in the Temporary Global Bond will be exchangeable for interests in the Global Bond on or after a date which is expected to be 20th April 2005, upon certification that the beneficial owners are not U.S. persons or persons who have acquired interests in such Bonds for resale to any U.S. person. Unless upon due presentation of the Temporary Global Bond for exchange, delivery of interests in the Global Bond is improperly refused, a beneficial owner must exchange its interest in the Temporary Global Bond before payments of principal and interest on the Bonds can be collected and before the Conversion Right can be exercised. Beneficial interests in the Temporary Global Bond and the Global Bond will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by Euroclear and Clearstream, Luxembourg in accordance with the applicable procedures of Euroclear and Clearstream, Luxembourg. Ownership of beneficial interests in the Temporary Global Bond and the Global Bond will be limited to persons who maintain accounts with Euroclear and Clearstream, Luxembourg or persons who hold interests through such persons.*

*Interests in the Global Bond will be exchangeable in whole but not in part (free of charge to the holder) for individual definitive Bonds (which will be in bearer form), with Coupons attached, in certain limited circumstances only as described in the Global Bond and under "Summary of Provisions Relating to the Bonds in Global Form".*

*Bonds and Coupons will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the United States Internal Revenue Code."*

## 2 Status

The Bonds and Coupons constitute direct, unconditional, unsubordinated and (subject to Condition 3) unsecured obligations of the Issuer and shall at all times rank *pari passu* and without any preference among themselves. The payment obligations of the Issuer under the Bonds and Coupons shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 3, at all times rank at least equally with all its other present and future unsecured and unsubordinated obligations.

## 3 Negative pledge

***(a) Restriction***

So long as any Bond or Coupon remains outstanding (as defined in the Trust Deed):

(i) the Issuer will not create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest ("**Security**") upon the whole or any part of its undertaking, assets or revenues present or future to secure any Relevant Debt (as defined in Condition 3(*b*)), or any guarantee of, or indemnity in respect of, any Relevant Debt;

(ii) the Issuer will procure that no other person creates or permits to subsist any Security upon the whole or any part of the undertaking, assets or revenues present or future of that other person to secure any Relevant Debt or any guarantee of or indemnity in respect of any Relevant Debt of the Issuer or any of its Subsidiaries; and

(iii) the Issuer will procure that no person gives any guarantee of, or indemnity in respect of, any Relevant Debt of the Issuer or any of its Subsidiaries (as defined in Condition 5(*b*)(*xii*)(i) below)

unless, at the same time or prior thereto, the Issuer's obligations under the Bonds, the Coupons and the Trust Deed (1) are secured equally and rateably therewith or benefit from a guarantee or indemnity in substantially identical terms thereto, as the case may be, in each case to the satisfaction of the Trustee, or (2) have the benefit of such other security, guarantee, indemnity or other arrangement as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Bondholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.

### *(b) Relevant Debt*

For the purposes of this Condition, "**Relevant Debt**" means any present or future indebtedness in the form of, or represented by, bonds, notes, debentures, loan stock or other securities which are for the time being, or are capable of being, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other securities market.

## 4 Interest

### *(a) Interest Rate*

The Bonds bear interest from 10th March 2005 (the "**Closing Date**") at the rate of 4.50 per cent. per annum of the principal amount thereof payable semi-annually in equal instalments in arrear on 10th March and 10th September in each year (each, an "**Interest Payment Date**") the first such Interest Payment Date being 10th September 2005.

Where interest is to be calculated in respect of a period which is not an Interest Period (as defined below) interest will be calculated on the basis of the number of days in the relevant period, from and including the date from which interest begins to accrue to but excluding the date on which it falls due, divided by the product of (1) the number of days in the Interest Period in which the relevant period falls (including the first such day but excluding the last) and (2) the number of Interest Periods normally ending in any year. "**Interest Period**" means the period beginning on (and including) the Closing Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

### *(b) Accrual of Interest*

Each Bond will cease to bear interest (1) where the Conversion Right attached to it shall have been exercised, from (and including) the Interest Payment Date immediately preceding the relevant Conversion Date or, if none, the Closing Date (subject in any such case as provided in Condition 5(e)) or (2) where such Bond is redeemed, from (and including) the due date for redemption unless, upon due presentation, payment of the full amount due is improperly withheld or refused. In such latter event, such Bond shall continue to bear interest in accordance with this Condition 4 (both before and after judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Bond up to that day are received by or on behalf of the relevant Bondholder, and (ii) the day seven days after the Trustee or the Principal Paying and Conversion Agent has notified Bondholders of receipt of all sums due in respect of all the Bonds up to that seventh day (except to the extent that there is failure in the subsequent payment to the relevant holders under these Conditions).

## 5 Conversion

### *(a) Conversion Right*

The holder of each Bond shall have the right (the "**Conversion Right**") in respect of each Bond (i) to convert ("**conversion**") the Conversion Amount (as defined below) (as at the relevant Conversion Date) of such Bond into Ordinary Shares, credited as fully paid and (ii) to redeem the Cash Settled Amount (as defined below) of such Bond (as at the relevant Conversion Date) at a price in sterling (the "**Redemption Price**") equal to the Volume Weighted Average Price of the Reference Shares (as defined below) on the relevant Cash Averaging Date (as defined below).

A Conversion Right may be exercised in accordance with the procedure set out in Condition 5(*c*), and subject as provided in these Conditions, at any time (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) during the period commencing on 20th April 2005 and ending at the close of business (at the place where the relevant Bond is deposited for conversion) on the seventh day prior to 10th March 2010 (the "**Final Maturity Date**") (both days inclusive) or, if such Bond shall have been called for redemption pursuant to Condition 6(*b*) prior to the Final Maturity Date, then up to the close of business (at the place aforesaid) on the seventh day prior to the date fixed for redemption thereof or if notice requiring redemption has been given by the holder of such Bond pursuant to Condition 6(*c*) then up to the close of business (at the place aforesaid) on the day prior to the giving of such notice unless, in any such case, there shall be default in making payment in respect of such Bond on any such date fixed for redemption, in which event the Conversion Right shall extend up to the close of business (at the place aforesaid) on the date on which the full amount of such payment becomes available for payment and notice of such availability has been duly given in accordance with Condition 16 or, if earlier, the Final Maturity Date; provided that in each case if the final such date for the exercise of Conversion Rights is not a business day in such place, then the right to exercise Conversion Rights shall end on the immediately preceding business day in such place. The period during which the Conversion Rights may be exercised by Bondholders is referred to in these Conditions as the "**Conversion Period**".

As used in this Condition 5(*a*), a "**business day**" in any place means a day (other than a Saturday or Sunday) on which commercial banks are open for business in such place.

Conversion Rights may not be exercised following the giving of notice by the Trustee pursuant to Condition 11.

The Redemption Price shall be paid not later than the Cash Payment Date (as defined below) by a sterling cheque drawn on, or by transfer to a sterling account maintained by the payee with, a branch of a bank in London, in accordance with instructions given by the relevant holder in the relevant Conversion Notice.

The number of Ordinary Shares to be issued on exercise of a Conversion Right shall be determined by dividing the Conversion Amount of the relevant Bond by the conversion price (the "**Conversion Price**") in effect on the Conversion Date. The Conversion Price in effect upon issue of the Bonds is 150 pence per Ordinary Share and is subject to adjustment in the circumstances set out, or referred to, in Condition 5(*b*). Fractions of Ordinary Shares will not be issued on conversion and no cash payment shall be made in lieu thereof. However, if the Conversion Right in respect of more than one Bond is exercised at any one time such that Ordinary Shares to be issued on conversion are to be registered in the same name, the number of such Ordinary Shares to be issued in respect thereof shall be calculated on the basis of the aggregate Conversion Amount of the Bonds being so converted.

The Issuer will procure that Ordinary Shares to be issued on conversion will be issued to the holder of the Bonds completing the relevant Conversion Notice or his nominee. Such Ordinary Shares will be deemed to be issued as of the relevant Conversion Date. Any Additional Shares (as defined in Condition 5(*b*)(xii)(j)) to be issued pursuant to Condition 5(*b*)(xii)(j) will be deemed to be issued as of the date the relevant Retroactive Adjustment (as defined in Condition 5(*b*)) takes effect or as at the date of issue of Ordinary Shares if the adjustment results from the issue of Ordinary Shares (each such date, the "**Reference Date**").

The Issuer may at any time and from time to time by notice to the Bondholders and the Trustee in accordance with Condition 16 on and with effect from the date specified in such notice which shall not be less than 7 days after the date of such notice increase the Conversion Amount by an amount specified in such notice and reduce the Cash Settled Amount by an equivalent amount.

In these Conditions:

"**Cash Averaging Date**" means, in respect of any Conversion Date, the tenth dealing day falling after such Conversion Date.

"**Cash Payment Date**" means the date falling five London Business Days after the Cash Averaging Date.

"**Cash Settled Amount**" means, in respect of each £10,000 in principal amount of Bonds in respect of which Conversion Rights are exercised, £3,333, or such lesser amount pursuant to any notice given by the Issuer as provided in this Condition 5(*a*), provided that the aggregate of the Cash Settled Amount and the Conversion Amount in respect of each £10,000 in principal amount of Bonds shall always equal £10,000.

"**Conversion Amount**" means, in respect of each £10,000 in principal amount of Bonds in respect of which Conversion Rights are exercised, £6,667, or such greater amount pursuant to any notice given by the Issuer as provided in this Condition 5(*a*), provided that the aggregate of the Cash Settled Amount and the Conversion Amount in respect of each £10,000 in principal amount of Bonds shall always equal £10,000.

"**Independently Determined**" means determined by an independent investment bank of international repute in London selected promptly by the Issuer and approved in writing by the Trustee or, failing such selection by the Issuer, as selected by the Trustee.

"**pounds sterling**", "**sterling**" and "**£**" mean the lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland.

"**Reference Shares**" means the number of Ordinary Shares determined by dividing the Cash Settled Amount by the Conversion Price in effect on the relevant Conversion Date (excluding any fraction of an Ordinary Share but provided that if the Conversion Right in respect of more than one Bond is exercised at any one time such that the Redemption Price payable in respect thereof is to be paid to, or as directed by, the same holder, the number of Reference Shares shall be calculated on the basis of the aggregate Cash Settled Amount of the Bonds being so converted).

"**Relevant Stock Exchange**" means at any time, in respect of the Ordinary Shares, the official list of the United Kingdom Financial Services Authority in its capacity as competent authority for the purposes of the Financial Services and Markets Act 2000 (the "**UK Listing Authority**") and/or, as the context requires, the market for listed securities of the London Stock Exchange plc or, if the Ordinary Shares are not at that time so listed, the principal stock exchange or securities market on which the Ordinary Shares are then listed or quoted or dealt in.

"**Volume Weighted Average Price**" means, in respect of an Ordinary Share or, as the case may be, a Spin-Off Security on any date, the arithmetic average of the market volume weighted average price (the "**Volume Weighted Average Quotation**") of an Ordinary Share or, as the case may be, a Spin-Off Security appearing on or derived from the Relevant Stock Exchange (or such other source as shall be Independently Determined to be appropriate) on each dealing day during the period of ten consecutive dealing days ending on and including such date (or if such date is not a dealing day, ending on the dealing day immediately preceding such date) (each such dealing day, a "**Relevant Averaging Date**"), provided that:

(i) on any such dealing day where such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of an Ordinary Share or a Spin-Off Security, as the case may be, in respect of such dealing day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding dealing day on which the same can be so determined; and

(ii) (in the case of an Ordinary Share only) if any Dividend (as defined in Condition 5(*b*)(iii)) or other entitlement in respect of the Ordinary Shares is announced on or prior to the relevant Conversion Date in circumstances where the record date or other due date for the establishment of entitlement in respect of such Dividend or other entitlement shall be on or after the relevant Conversion Date and if on such dealing day the price determined as provided above is based on a price ex-Dividend or ex-any other entitlement, then such price shall be increased by an amount equal to the Fair Market Value (as defined in Condition 5(*b*)(iii)) of any such Dividend or entitlement per Ordinary Share as at the date of announcement of such entitlement or Dividend (excluding, in any case, any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom).

***(b) Adjustments to the Conversion Price***

The Conversion Price will be adjusted in the following circumstances:

*(i) Consolidation, Reclassification or Subdivision*

If and whenever there shall be an alteration to the nominal value of the Ordinary Shares as a result of consolidation, reclassification or subdivision, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such alteration by the following fraction:

$$\frac{A}{B}$$

where:

A is the nominal amount of one Ordinary Share immediately after such alteration; and

B is the nominal amount of one Ordinary Share immediately before such alteration.

Such adjustment shall become effective on the date the alteration takes effect.

*(ii) Capitalisation of Profits or Reserves*

If and whenever the Issuer shall issue any Ordinary Shares credited as fully paid to the holders of Ordinary Shares ("**Shareholders**") by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) other than (1) Ordinary Shares issued instead of the whole or any part of a cash Dividend which the Shareholders would or could otherwise have received or (2) where the Shareholders may elect to receive a cash Dividend in lieu of such Ordinary Shares, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:

$$\frac{A}{B}$$

where:

A is the aggregate nominal amount of the issued Ordinary Shares immediately before such issue; and

B is the aggregate nominal amount of the issued Ordinary Shares immediately after such issue.

Such adjustment shall become effective on the date of issue of such Ordinary Shares.

*(iii) Capital Distribution*

If and whenever the Issuer shall pay or make any Capital Distribution (as defined below) to the Shareholders, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such Capital Distribution by the following fraction:

$$\frac{A - B}{B}$$

where:

A is the Current Market Price (as defined in Condition 5(*b*)(xii)(i) below) of one Ordinary Share on the dealing day immediately preceding the date of the first public announcement of the relevant Dividend or, in the case of a purchase of Ordinary Shares, on which such Ordinary Shares are purchased or, in the case of a Spin-Off, is the mean of the Volume Weighted Average Prices of an Ordinary Share for the five consecutive dealing days ending on the dealing day immediately preceding the first date on which the Ordinary Shares are traded ex- the relevant Spin-Off; and

B is the portion of the Fair Market Value, with such portion being determined by dividing the Fair Market Value of the aggregate Capital Distribution by the number of Ordinary Shares entitled to receive the relevant Dividend of which the Capital Distribution forms part (or, in the case of a purchase of Ordinary Shares by or on behalf of the Issuer, by the number of Ordinary Shares in issue immediately prior to such purchase), of the Capital Distribution attributable to one Ordinary Share.

Such adjustment shall become effective on the date on which such Capital Distribution is made or, if later, the first date upon which the Fair Market Value of the Capital Distribution is capable of being determined as provided herein.

As used in these Conditions:

"**Capital Distribution**" means (a) any Dividend which is expressed by the Issuer or declared by the Board of Directors of the Issuer to be a capital distribution, extraordinary dividend, extraordinary distribution, special dividend, special distribution or return of value to shareholders of the Issuer or any analogous or similar term, in which case the Capital Distribution shall be the Fair Market Value of such Dividend or (b) any Dividend for any fiscal year of the Issuer (the "**Relevant Dividend**") if the sum of (i) the Fair Market Value of the Relevant Dividend per Ordinary Share and (ii) the Fair Market Value per Ordinary Share of the aggregate of any other Dividend or Dividends in respect of such fiscal year (disregarding for such purpose any amount previously determined to be a Capital Distribution in respect of that fiscal year), such sum being the "**Current Year's Dividends**", exceeds the Reference Amount, and in such case the amount of the relevant Capital Distribution per Ordinary Share shall be the amount by which the Current Year's Dividends exceeds the Reference Amount.

"**Reference Amount**" means the higher of (i) the amount shown in the table below in respect of the fiscal year in respect of which the Relevant Dividend is paid; and (ii) 4.0 per cent. of the Current Market Price of an Ordinary Share on the date immediately preceding the announcement of such Dividend.

| In respect of the fiscal year ending | Amount |
|---|---|
| | *(pence)* |
| 30th September 2005 | 4.20 |
| 30th September 2006 | 4.41 |
| 30th September 2007 | 4.63 |
| 30th September 2008 | 4.86 |
| 30th September 2009 | 5.10 |
| 30th September 2010 | 5.36 |

For the purposes of the above, the Fair Market Value of a Dividend shall (subject as provided in paragraph (a) of the definition of "Dividend" below and in the definition of "Fair Market Value" below) be determined as at the date of the first public announcement of the relevant Dividend.

In making any such calculation, such adjustments (if any) shall be made as are Independently Determined to reflect any consolidation or subdivision of the Ordinary Shares or the issue of Ordinary Shares by way of capitalisation of profits or reserves, or any like or similar event.

"**Dividend**" means any dividend or distribution (including a Spin-Off) whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes without limitation an issue of shares or other securities credited as fully or partly paid up by way of capitalisation of profits or reserves) provided that:

(a) where a cash Dividend is announced which is to be, or may at the election of a holder or holders of Ordinary Shares be, satisfied by the issue or delivery of Ordinary Shares or other property or assets, or where a capitalisation of profits or reserves is announced which is to be, or may at the election of a holder or holders of Ordinary Shares be, satisfied by the payment of a cash Dividend, then for the purposes of this definition the Dividend in question shall be treated as a Dividend of (i) such cash dividend or (ii) the Fair Market Value on the date of announcement of such Dividend or capitalisation (as the case may be) or if later, the date on which the number of Ordinary Shares (or amount of property or assets, as the case may be) which may be issued or delivered is determined, of such Ordinary Shares or other property or assets if such Fair Market Value is greater than the Fair Market Value of such cash Dividend;

(b) any issue of Ordinary Shares falling within Condition 5*(b)*(ii) shall be disregarded; and

(c) a purchase or redemption of share capital by or on behalf of the Issuer shall not constitute a Dividend unless in the case of purchases of Ordinary Shares by or on behalf of the Issuer, the volume weighted average price per Ordinary Share (before expenses) on any one day in respect of such purchases exceeds by more than 5 per cent. the mean of the closing prices of the Ordinary Shares on the London Stock Exchange plc on the five immediately preceding dealing days as derived from the daily official list of the London Stock Exchange plc at the opening of business either (1) on that day, or (2) where an announcement (excluding for the avoidance of doubt for these purposes, any general authority for such purchases or redemptions approved by a general meeting of Shareholders of the Issuer or any notice convening such a meeting of Shareholders) has been made of the intention to purchase Ordinary Shares at some future date at a specified price, on the dealing day immediately preceding the date of such announcement and, if in the case of either (1) or (2), the relevant day is not a dealing day, the immediately preceding dealing day, in which case such purchase shall be deemed to constitute a Dividend to the extent that the aggregate price paid (before expenses) in respect of such Ordinary Shares purchased by the Issuer exceeds the product of (i) 105 per cent. of the average closing price of the Ordinary Shares determined as aforesaid and (ii) the number of Ordinary Shares so purchased.

"**Fair Market Value**" means, with respect to any property on any date, the Independently Determined fair market value of that property provided, that (i) the Fair Market Value of a cash Dividend paid or to be paid shall be the amount of such cash Dividend; (ii) the Fair Market Value of any other cash amount shall be the amount of such cash; (iii) where Spin-Off Securities, options, warrants or other rights are publicly traded in a market of adequate liquidity (Independently Determined), the Fair Market Value of (a) such Spin-Off Securities shall equal the arithmetic mean of the daily Volume Weighted Average Prices of such Spin-Off Securities and of (b) such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights, in the case of both (a) and (b) during the period of five dealing days on the relevant market commencing on the first such dealing day such Spin-Off Securities options, warrants or other rights are publicly traded; and (iv) in the case of (i) converted into sterling (if declared or paid in a currency other than sterling) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid the cash Dividend in sterling; and in any other case, converted into sterling (if expressed in a currency other than sterling) at such rate of exchange as may be determined in good faith by an independent investment bank of international repute selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) to be the spot rate ruling at the close of business on that date (or if no such rate is available on that date the equivalent rate on the immediately preceding date on which such a rate is available).

"**Spin-Off**" means a distribution of Spin-Off Securities by the Issuer to Shareholders.

"**Spin-Off Securities**" means securities of an entity other than the Issuer which are, or are intended to be, publicly traded in a market of adequate liquidity (as Independently Determined).

*(iv) Rights Issues of Ordinary Shares or Options over Ordinary Shares*

If and whenever the Issuer shall issue Ordinary Shares to Shareholders as a class by way of rights, or issue or grant to Shareholders as a class by way of rights options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares, and in each case if the consideration receivable per Ordinary Share is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day last preceding the date of the announcement of the terms of the issue or grant of such Ordinary Shares, options, warrants or other rights, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before such announcement;

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Ordinary Shares comprised therein would purchase at such Current Market Price per Ordinary Share; and

C is the number of Ordinary Shares issued or, as the case may be, the maximum number of Ordinary Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex- rights, ex-options or ex-warrants on the Relevant Stock Exchange.

*(v) Rights Issues of other securities*

If and whenever the Issuer shall issue any securities (other than Ordinary Shares or options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares) to Shareholders as a class by way of rights or grant to Shareholders as a class by way of rights any options, warrants or other rights to subscribe for or purchase or otherwise acquire any securities (other than Ordinary Shares or options, warrants or other rights to subscribe for or purchase Ordinary Shares), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:

$$\frac{A - B}{A}$$

where:

A is the Current Market Price of one Ordinary Share on the dealing day immediately preceding the date on which the terms of such issue or grant are publicly announced; and

B is the Fair Market Value on the date of such announcement, of the portion of the rights attributable to one Ordinary Share.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex- rights, ex-options or ex-warrants on the Relevant Stock Exchange.

*(vi) Issues at less than Current Market Price*

If and whenever the Issuer shall issue (otherwise than as mentioned in Condition 5(*b*)(iv)) wholly for cash or for no consideration any Ordinary Shares (other than Ordinary Shares issued on the exercise of Conversion Rights or on the exercise of any other rights of conversion into, or exchange or subscription for or purchase of, Ordinary Shares), or issue or grant (otherwise than as mentioned in Condition 5(*b*)(iv)) wholly for cash or for no consideration any options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares (other than the Bonds, which term shall exclude any further bonds issued pursuant to Condition 15 and consolidated and forming a single series with the Bonds), in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of announcement of the terms of such issue or grant, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:

where:

A is the number of Ordinary Shares in issue immediately before the issue of such Ordinary Shares or the grant of such options, warrants or rights;

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the issue of such additional Ordinary Shares or, as the case may be, for the Ordinary Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights would purchase at such Current Market Price per Ordinary Share; and

C is the number of Ordinary Shares to be issued pursuant to such issue of additional Ordinary Shares or, as the case may be, the maximum number of Ordinary Shares to be issued pursuant to such issue of such additional Ordinary Shares or upon exercise of such options, warrants or rights.

Such adjustment shall become effective on the date of issue of such additional Ordinary Shares or, as the case may be, the grant of such options, warrants or rights.

*(vii) Other Issues at less than Current Market Price*

If and whenever the Issuer or any Subsidiary of the Issuer or (at the direction or request of or pursuant to any arrangements with the Issuer or any Subsidiary of the Issuer), any other company, person or entity (otherwise than as mentioned in Condition 5(*b*)(iv), (v) or (vi)) shall issue wholly for cash or for no consideration any securities (other than the Bonds (excluding for this purpose any further bonds issued in accordance with Condition 15 and consolidated and forming a single series with the Bonds)) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, or purchase of, or otherwise to acquire, Ordinary Shares issued or to be issued by the Issuer (or shall grant any such rights in respect of existing securities so issued) or securities which by their terms might be redesignated as Ordinary Shares, and the consideration per Ordinary Share receivable upon conversion, exchange, subscription, purchase, acquisition or redesignation is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day last preceding the date of announcement of the terms of issue of such securities (or the terms of such grant), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue (or grant) by the following fraction:

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before such issue or grant (but where the relevant securities carry rights of conversion into, or rights of exchange or subscription for, or purchase or acquisition of, Ordinary Shares which have been issued by the Issuer for the purposes of, or in connection with, such issue, less the number of such Ordinary Shares so issued);

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription or purchase or acquisition attached to such securities or, as the case may be, for the Ordinary Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Ordinary Share; and

C is the maximum number of Ordinary Shares to be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such rights of subscription or purchase or acquisition attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Ordinary Shares to be issued or to arise or be made available from any such redesignation,

provided that if at the time of issue of the relevant securities or date of grant of such rights (as used in this sub-paragraph (b)(vii) the "**Specified Date**") such number of Ordinary Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such securities are converted or exchanged or rights of subscription are exercised or, as the case may be, such securities are redesignated or at such other time as may be provided) then for the purposes of this sub-paragraph (b)(vii), "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition or, as the case may be, redesignation had taken place on the Specified Date.

Such adjustment shall become effective on the date of issue or grant of such securities.

*(viii) Modification of Rights of Conversion, etc.*

If and whenever there shall be any modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to any such securities (other than the Bonds and any further bonds issued pursuant to Condition 15 and consolidated and forming a single series therewith) as are mentioned in Condition 5(*b*)(vii) (other than in accordance with the terms (including terms as to adjustment) applicable to such securities) so that following such modification the consideration per Ordinary Share receivable is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of announcement of the proposals for such modification, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such modification by the following fraction:

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before such modification (but where the relevant securities carry rights of conversion into, or rights of exchange or subscription for or purchase or acquisition of, Ordinary Shares which have been issued by the Issuer for the purposes of, or in connection with, such issue, less the number of such Ordinary Shares so issued);

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription or purchase or acquisition attached to the securities so modified would purchase at such Current Market Price per Ordinary Share or, if lower, the existing conversion, exchange, subscription or purchase price of such securities; and

C is the maximum number of Ordinary Shares to be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such rights of subscription, purchase or acquisition attached thereto at the modified conversion, exchange, subscription or purchase price or rate but giving credit in such manner Independently Determined to be appropriate for any previous adjustment under this Condition 5(*b*)(viii) or Condition 5(*b*)(vii),

provided that if at the time of such modification (as used in this sub-paragraph (b)(viii) the "**Specified Date**") such number of Ordinary Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such securities are converted or exchanged or rights of subscription are exercised or at such other time as may be provided) then for the purposes of this sub-paragraph (b)(viii), "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange or subscription had taken place on the Specified Date.

Such adjustment shall become effective on the date of modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to such securities.

*(ix) Other Offers to Shareholders*

If and whenever the Issuer or any of its Subsidiaries or (at the direction or request of or pursuant to any arrangements with the Issuer or any of its Subsidiaries) any other company, person or entity shall offer any securities in connection with which offer Shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Conversion Price falls to be adjusted under Condition 5(*b*)(ii), (iii), (iv), (vi) or (vii) above or (xi) below or would fall to be so adjusted if the relevant issue or grant was at less than 95 per cent. of the Current Market Price per Ordinary Share on the relevant dealing day) the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the making of such offer by the following fraction:

$$\frac{A - B}{A}$$

where:

A is the Current Market Price of one Ordinary Share on the dealing day immediately preceding the date on which the terms of such offer are publicly announced; and

B is the Fair Market Value on the date of such announcement of the portion of the relevant offer attributable to one Ordinary Share.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex- rights on the Relevant Stock Exchange.

*(x) Other Events*

If the Issuer (with the prior written approval of the Trustee) determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in Conditions 5(*b*)(i) to (ix) (even if the relevant event or circumstance is specifically excluded from the operation of Conditions 5(*b*)(i) to (ix)), the Issuer shall, at its own expense and acting reasonably, request a firm of accountants and/or an independent investment bank in London of international repute, in each case selected by the Issuer and, in each case, approved in writing by the Trustee, acting as experts, to determine as soon as practicable what adjustment (if any, and provided that it shall result in a reduction to the Conversion Price) to the Conversion Price is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this Condition 5(*b*)(x) if such firm of accountants and/or such independent investment bank are so requested to make such a determination not more than 21 days after the date on which the relevant event or circumstance arises.

*(xi) Conversion Price upon Change of Control*

If an offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associate of the offeror (as defined in Section 430E(4) of the Companies Act 1985)), to acquire the whole or any part of the issued ordinary share capital of the Issuer or if any person proposes a scheme with regard to such acquisition (other than a Newco Scheme (as defined below)) and (such offer or scheme having become or been declared unconditional in all respects) the Issuer becomes aware that the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Issuer has or will become unconditionally vested in the offeror and/or such associates as aforesaid (a "**Relevant Event**"), the Conversion Price shall be as set out in the table below but in each case adjusted, if appropriate, under the foregoing provisions of this Condition 5(*b*) and the Trust Deed and provided that any adjustment to the Conversion Price pursuant to this sub-paragraph (xi) shall only apply to Bonds in respect of which Conversion Rights are duly exercised and the Conversion Date falls within 60 calendar days following the Relevant Event giving rise to the adjustment or, if later, 60 calendar days following the date on which notice of such Relevant Event is given to Bondholders by the Issuer in accordance with Condition 16:

| **Conversion Date** | **Conversion Price** |
|---|---|
| | *(pence)* |
| On or before 10th March 2006 | 125 |
| Thereafter, but on or before 10th March 2007 | 130 |
| Thereafter, but on or before 10th March 2008 | 135 |
| Thereafter, but on or before 10th March 2009 | 140 |
| Thereafter, and until the Final Maturity Date | 145 |

As used in these Conditions, "**Newco Scheme**" means a scheme of arrangement which effects the interposition of a limited liability company ("**Newco**") between the Shareholders of the

Issuer immediately prior to the scheme of arrangement (the "**Existing Shareholders**") and the Issuer; provided that immediately after completion of the scheme of arrangement the Existing Shareholders are the only shareholders of Newco and that all Subsidiaries of the Issuer immediately prior to the scheme of arrangement (other than Newco, if Newco is then a Subsidiary) of the Issuer are Subsidiaries of the Issuer (or of Newco) immediately after the scheme of arrangement and immediately after completion of the scheme of arrangement either: (x) Newco is substituted under the Bonds and the Trust Deed in place of the Issuer in accordance with these Conditions and the Trust Deed, the Bonds are unconditionally and irrevocably guaranteed by the Issuer and such other adjustments are made to these Conditions and the Trust Deed as are necessary, in the opinion of the Trustee, to ensure that the Bonds may be converted into or exchanged for shares in Newco *mutatis mutandis* in accordance with and subject to these Conditions and the Trust Deed; or (y) such adjustments are made to these Conditions and the Trust Deed as are necessary, in the opinion of the Trustee, to ensure that the Bonds may be exchanged for shares in Newco.

The Issuer shall give written notice of a Relevant Event to the Trustee and the Bondholders in accordance with Condition 16 (which shall include notice of the Conversion Price applicable in consequence of the Relevant Event, as adjusted where appropriate) within 14 calendar days of the first day on which it becomes so aware, which notice shall contain a statement informing Bondholders of their entitlement to exercise their Conversion Rights as provided in these Conditions.

*(xii) Additional Provisions*

(a) For the purpose of any calculation of the consideration receivable pursuant to Conditions 5*(b)*(iv), 5(*b*)(vi), 5(*b*)(vii) and 5(*b*)(viii), the following provisions shall apply:

(aa) the aggregate consideration receivable or price for Ordinary Shares issued for cash shall be the amount of such cash;

(bb) (1) the aggregate consideration receivable or price for Ordinary Shares to be issued or otherwise made available upon the conversion or exchange of any securities shall be deemed to be the consideration received or receivable or price for any such securities and (2) the aggregate consideration receivable or price for Ordinary Shares to be issued or otherwise made available upon the exercise of rights of subscription attached to any securities or upon the exercise of any options, warrants or rights shall be deemed to be that part (which may be the whole) of the consideration received or receivable or price for such securities or, as the case may be, for such options, warrants or rights which is attributed by the Issuer to such rights of subscription or, as the case may be, such options, warrants or rights or, if no part of such consideration is so attributed, the Fair Market Value of such rights of subscription or, as the case may be, such options, warrants or rights as at the date of the announcement of the terms of issue of such securities or, as the case may be, such options, warrants or rights, plus in the case of each of (1) and (2) above, the additional minimum consideration (if any) or price to be received upon the conversion or exchange of such securities, or upon the exercise of such rights of subscription attached thereto or, as the case may be, upon exercise of such options, warrants or rights and (3) the consideration per Ordinary Share receivable upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such securities or, as the case may be, upon exercise of such options, warrants or rights shall be the aggregate consideration referred to in (1) or (2) above (as the case may be) divided by the number of Ordinary Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate;

(cc) if the consideration or price determined pursuant to (aa) or (bb) above (or any component thereof) shall be expressed in a currency other than pounds sterling it shall be converted into pounds sterling at such rate of exchange as may be Independently Determined to be the spot rate ruling at the close of business on the date of the first public announcement of the terms of issue of such securities; and (dd) in determining consideration or price pursuant to the above, no deduction shall be made for any commissions or fees (howsoever described) or any expenses paid or incurred for any underwriting, placing or management of the issue of the relevant Ordinary Shares or securities or otherwise in connection therewith.

(b) An adjustment shall not be made pursuant to Condition 5(*b*)(vii) or (ix) in respect of an issue or offer by or on behalf of a subsidiary (not being a subsidiary within the meaning of Section 736 of the Companies Act 1985) or by any other company, person or entity as aforesaid at the direction or request of or pursuant to any arrangements with any such subsidiary unless (1) the same is also made at the direction or request of or pursuant to any arrangements with the Issuer or any of its Subsidiaries and (2) (in the case of Condition 5(*b*)(vii)), the relevant Ordinary Shares have been issued or are issued or are to be issued by the Issuer in connection with or in contemplation of the relevant issue or offer.

(c) On any adjustment, the resultant Conversion Price, if not an integral multiple of one pence sterling, shall be rounded down to the nearest whole pence sterling. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made, and any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment but such subsequent adjustment shall be made on the basis that the adjustment not required to be made has been made at the relevant time. Notice of any adjustments shall be given to Bondholders in accordance with Condition 16 as soon as practicable after the determination thereof.

(d) No adjustment will be made to the Conversion Price where Ordinary Shares or other securities (including rights, warrants or options) are issued, offered, exercised, allotted, appropriated, modified or granted to employees (including directors holding executive office) of the Issuer or any Subsidiary or any associated company of the Issuer pursuant to any employees' share scheme (as defined in Section 743 of the Companies Act 1985) which shall be deemed to include, for the avoidance of doubt, the share schemes operated by the Issuer at the date of issue of the Bonds.

(e) The Conversion Price may not be reduced so that, on conversion of Bonds, Ordinary Shares would fall to be issued at a discount to their nominal value.

(f) Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time that, in the opinion of a firm of accountants or of an independent investment bank of international repute in London in either case selected by the Issuer and approved in writing by the Trustee, a modification to the operation of the adjustment provisions is required in order to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be advised by such accountants or investment bank to be in their opinion appropriate to give such intended result.

(g) Where the circumstances giving rise to any adjustment pursuant to this Condition 5(*b*) have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Conversion Price, such modification shall be made to the operation of the provisions of this Condition 5(*b*) as may be advised by a firm of accountants or an independent investment bank of international repute in London in either case selected by the Issuer and approved in writing by the Trustee to be in their opinion appropriate to give the intended result.

(h) If any doubt shall arise as to the appropriate adjustment to the Conversion Price, a certificate of a firm of accountants or of an independent investment bank of international repute in London in either case selected by the Issuer and approved in writing by the Trustee shall be conclusive and binding on all concerned, save in the case of manifest error.

(i) For the purposes of these Conditions:

"**Current Market Price**" means, in respect of an Ordinary Share at a particular date, the average of the closing bid and offer quotations published by, or derived from, the Relevant Stock Exchange for one Ordinary Share for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five-day period the Ordinary Shares shall have been quoted ex-dividend and during some other part of that period the Ordinary Shares shall have been quoted cum-dividend then:

(a) if the Ordinary Shares to be issued do not rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom);

(b) if the Ordinary Shares to be issued do rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount,

and provided further that if the Ordinary Shares on each of the said five dealing days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Ordinary Shares to be issued do not rank for that dividend the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom);

"**dealing day**" means a day on which the Relevant Stock Exchange is open for business and Ordinary Shares may be dealt in on the Relevant Stock Exchange;

"**securities**" includes, without limitation, shares in the share capital of the Issuer; and

"**Subsidiary**" has the meaning ascribed thereto in Section 736 of the Companies Act 1985.

(j) If the Conversion Date in relation to any Bond shall be after the record date for any such issue, distribution, grant or offer (as the case may be) as is mentioned in Conditions 5(*b*)(ii) to (*b*)(v) and Condition 5(*b*)(ix), or any such issue as is mentioned in Conditions 5(*b*)(vi) and (vii) which is made to the Shareholders or any of them, but before the relevant adjustment becomes effective under this Condition 5(*b*) (such adjustment a "**Retroactive Adjustment**"), the Issuer shall (conditional upon the Retroactive Adjustment becoming effective) procure that there shall be issued to the converting Bondholder (or in accordance with the instructions contained in the Conversion Notice) such additional number of Ordinary Shares (if any) (the "**Additional Shares**") as, together with the Ordinary Shares issued or to be issued on conversion of the Conversion Amount of the relevant Bond, is equal to the number of Ordinary Shares which would have been required to be issued on conversion of the Conversion Amount of such Bond (together with any fraction of a Ordinary Share not so issued) if the relevant adjustment (more particularly referred to in these Conditions) to the Conversion Price had in fact been made and become effective immediately after the relevant record date.

If there is a Retroactive Adjustment of the Conversion Price following the exercise of Conversion Rights and the Cash Settled Amount on the relevant Conversion Date was greater than or equal to £0.01, the Issuer shall pay to the relevant Bondholders an additional amount (the "**Additional Cash Amount**") equal to the Market Price (as defined below) of the Additional Shares on the Reference Date.

The Issuer will pay the Additional Cash Amount not later than 7 days following the Reference Date by a sterling cheque drawn on, or by transfer to a sterling account maintained with, a bank in London in accordance with instructions given by the relevant holder in the relevant Conversion Notice.

"**Market Price**" means the Volume Weighted Average Price of an Ordinary Share on the Reference Date (or if that is not a dealing day, on the next following dealing day).

(k) References to any issue or offer to Shareholders "**as a class**" or "**by way of rights**" shall be taken to be references to an issue or offer to all or substantially all Shareholders other than Shareholders to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer.

***(c) Procedure for Conversion***

The Conversion Right attaching to any Bond may be exercised on any Luxembourg Business Day by a Bondholder during the Conversion Period by delivering the relevant Bond to the specified office of any Paying and Conversion Agent during its usual business hours, accompanied by a duly completed and signed notice of conversion (a "**Conversion Notice**") in the form (for the time being current) obtainable from any Paying and Conversion Agent. Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the Paying and Conversion Agent to whom the relevant Conversion Notice is delivered is located.

A Conversion Right may be exercised only in respect of the whole of the principal amount of a Bond.

The conversion date in respect of a Bond (the "**Conversion Date**") shall be the London Business Day immediately following the date of delivery of such Bond and Conversion Notice and, if applicable, the making of any payment to be made or indemnity given under these Conditions in connection with the exercise of such Conversion Right.

As used in these Conditions, "**London Business Day**" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in London.

As used in the Conditions, "**Luxembourg Business Day**" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in Luxembourg.

Each Bond should be delivered upon exercise of Conversion Rights together with all unmatured Coupons relating to it, failing which the relevant holder will be required to pay the full amount of any such missing unmatured Coupon. Each amount so paid will be repaid in the manner specified in Condition 7 against presentation and surrender (or, in the case of part payment only, endorsement) of the relevant missing Coupon at any time after the relevant Conversion Date and before the expiry of ten years after the Relevant Date (as defined in Condition 7(c)) in respect of the relevant Bond (whether or not a Coupon would otherwise have become void pursuant to Condition 10), or, if later, ten years after the date on which the Coupon would have become due, but not thereafter. A Conversion Notice once delivered shall be irrevocable.

A Bondholder exercising a Conversion Right must pay any taxes and capital, stamp, issue and registration duties arising on the relevant conversion (other than any taxes or capital duties or stamp duties payable in the United Kingdom by the Issuer in respect of the issue and allotment of Ordinary Shares on conversion) and such Bondholder must pay all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond in connection with such conversion.

Ordinary Shares will not be available for issue (i) to, or to a nominee for, Euroclear, Clearstream, Luxembourg, or any other person providing a clearance service within Section 96 of the Finance Act 1986 of the United Kingdom (or other person falling within sections 70(b), (7) or (8) of that Act) or (ii) to a person, or nominee or agent for a person, whose business is or includes issuing depositary receipts within Section 93 of the Finance Act 1986 of the United Kingdom (or other persons falling within sections 67(b), (7) or (8) of that Act, in each case at any time prior to the "**abolition day**" as defined in Section 111(1) of the Finance Act 1990 of the United Kingdom.

Ordinary Shares to be issued on conversion of the Bonds (including any Additional Shares) shall be allotted and issued in uncertificated form and credited by the Issuer through the dematerialised securities trading system operated by CRESTCo Limited, known as CREST unless the Bondholder elects to receive such Ordinary Shares in certificated form or unless at the relevant time the Ordinary Shares are not a participating security in CREST, in which case such Ordinary Shares shall be allotted and issued in certificated form. Where Ordinary Shares are to be issued through CREST, they will be delivered to the account specified by the relevant Bondholder in the relevant Conversion Notice by not later than three London Business Days following the relevant Conversion Date (or, in the case of any Additional Shares, not later than three London Business Days following the Reference Date). Where Ordinary Shares in certificated form are to be allotted and issued, certificates for Ordinary Shares issued on conversion will be despatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) within three London Business Days after the Conversion Date or, as the case may be, the Reference Date.

***(d) Ordinary Shares***

(i) Ordinary Shares issued and allotted on conversion will be fully paid and will rank *pari passu* in all respects with the fully paid Ordinary Shares in issue on the Conversion Date or, in the case of Additional Shares, on the relevant Reference Date (except in any such case for any right excluded by mandatory provisions of applicable law), except that the Ordinary Shares or, as the case may be, the Additional Shares so issued and allotted will not rank for any dividend or other distribution declared, paid or made by reference to a record date prior to such Conversion Date or, as the case may be, the relevant Reference Date.

(ii) Save as provided in Condition 5(e), no payment or adjustment shall be made on conversion for any interest which otherwise would have accrued on the relevant Bonds since the Interest Payment Date immediately preceding the Conversion Date relating to such Bonds (or, if such Conversion Date falls before the first Interest Payment Date, since the Closing Date).

***(e) Interest on Conversion***

If any notice requiring the redemption of any Bonds is given pursuant to Condition 6(*b*) on or after the fifteenth London Business Day prior to a record date which has occurred since the last Interest Payment Date (or in the case of the first Interest Period, since the Closing Date) (whether such notice is given before, on or after such record date) in respect of any dividend or distribution payable in respect of the Ordinary Shares where such notice specifies a date for redemption falling on or prior to the date which is 14 days after the Interest Payment Date next following such record date, interest shall accrue on Bonds in respect of which Conversion Rights shall have been exercised and in respect of which the Conversion Date falls after such record date and on or prior to the Interest Payment Date next following such record date, in each case from the preceding Interest Payment Date (or, if such Conversion Date falls before the first Interest Payment Date, from the Closing Date) to such Conversion Date. Any such interest shall be paid by the Issuer not later than 14 days after the relevant Conversion Date by sterling cheque drawn on, or by transfer to, a sterling account maintained with a branch of a bank in London in accordance with instructions given by the relevant Bondholder in the relevant Conversion Notice.

## 6 Redemption, Purchase and Cancellation

### *(a) Final Redemption*

Unless previously purchased and cancelled, redeemed or converted as herein provided, the Bonds will be redeemed at their principal amount (together with unpaid accrued interest to such date) on the Final Maturity Date. The Bonds may not be redeemed at the option of the Issuer other than in accordance with this Condition 6.

### *(b) Redemption at the Option of the Issuer*

On giving not less than 30 nor more than 90 days' notice to the Trustee and the Bondholders in accordance with Condition 16, the Issuer may redeem all but not some only of the Bonds for the time being outstanding at their principal amount together with interest accrued to the date fixed for redemption (i) at any time on or after 10th March 2008 provided that the closing mid-market price of an Ordinary Share as derived from the Relevant Stock Exchange on at least 20 dealing days within any 30 consecutive dealing day period ending on the fifth dealing day prior to the date on which the relevant Redemption Notice is given to Bondholders shall have been at least 130 per cent. of the Conversion Price in effect (or deemed to be in effect) on such dealing day or (ii) at any time if, prior to the date of such notice, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) effected in respect of 90 per cent. or more in principal amount of the Bonds originally issued.

For the purposes of Condition 6(*b*)(i), if on any dealing day in such 30 dealing day period the closing price on such dealing day shall have been quoted cum-Dividend (or cum-any other entitlement) the closing price of an Ordinary Share on such dealing day shall be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of first public announcement of such Dividend (or entitlement) (excluding in any case any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom).

For the purposes of Condition 6(*b*)(ii) the principal amount of the Bonds originally issued shall be the aggregate of the principal amount of the Bonds and the principal amount of any further bonds issued pursuant to Condition 15 and consolidated and forming a single series with the Bonds, but shall not take account of any Conversion Rights exercised or purchases and corresponding cancellations.

A notice of redemption (a "**Redemption Notice**") given by the Issuer under Condition 6(*b*) shall be irrevocable and shall specify (i) the date (the "**Redemption Date**") when the relevant redemption will take place, (ii) the Conversion Price, the Current Market Price of the Ordinary Shares and the aggregate principal amount of the Bonds outstanding, in each case as at the latest practicable date prior to the publication of the Redemption Notice and (iii) the last day on which Conversion Rights may be exercised by Bondholders.

### *(c) Redemption at the Option of the Bondholders*

Following the occurrence of a Relevant Event, the holder of each Bond will have the right to require the Issuer to redeem that Bond on the Relevant Event Put Date (as defined below) at its principal amount together with interest accrued to the Relevant Event Put Date. To exercise such right, the holder of the relevant Bond must present such Bond at the specified office of any Paying and Conversion Agent together with a duly completed and signed notice of exercise, in the form for the time being current, obtainable from the specified office of any Paying and Conversion Agent (the "**Relevant Event Put Exercise Notice**") by not later than 60 days following a Relevant Event, or if later, 60 days following the date upon which notice thereof is given to Bondholders by the Issuer in accordance with Condition 16. The "**Relevant Event Put Date**" shall be the fourteenth day after the expiry of such period of 60 days referred to above.

Payment in respect of any such Bond shall be made by transfer to a sterling account with a branch of a bank in London specified in the applicable Relevant Event Put Exercise Notice.

A Relevant Event Put Exercise Notice, once delivered, shall be irrevocable and the Issuer shall redeem all Bonds the subject of Relevant Event Put Exercise Notices delivered as aforesaid on the Relevant Event Put Date.

The Trustee shall not be required to take any steps to ascertain whether a Relevant Event or any event which could lead to the occurrence of a Relevant Event has occurred.

The Issuer shall give notice to Bondholders by not later than 14 days following the first day on which it becomes aware of the occurrence of a Relevant Event, which notice shall specify the procedure for exercise by holders of their rights to require redemption of the Bonds pursuant to this Condition 6(c).

***(d) Purchase***

Subject to the requirements (if any) of the London Stock Exchange plc and the UK Listing Authority and any other stock exchange on which the Bonds may be listed at the relevant time, the Issuer or any Subsidiary of the Issuer or any holding company of the Issuer (within the meaning of Section 736 of the Companies Act 1985) may at any time purchase Bonds (provided that, if they should be cancelled under Condition 6(e), all unmatured Coupons relating to them are purchased therewith or attached thereto) in the open market or otherwise at any price and such Bonds may be retained for the account of the relevant purchaser or resold or otherwise dealt with at its discretion. Any purchase by tender shall be made available to all Bondholders alike. The Bonds so purchased, while held by or on behalf of the Issuer, or any such Subsidiary, shall not entitle the holder to vote at any meetings of the Bondholders and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Bondholders or for the purposes of Condition 11.

***(e) Cancellation***

All Bonds redeemed or converted will be cancelled forthwith (together with all unmatured Coupons attached thereto or surrendered therewith) and may not be reissued or resold. All Bonds purchased by or on behalf of the Issuer will be surrendered for cancellation by surrendering each such Bond together with all unmatured Coupons to the Principal Paying and Conversion Agent and may not be reissued or resold and the obligations of the Issuer in respect of any such Bonds shall be discharged.

**(f) Multiple Notices**

If more than one notice of redemption is given pursuant to this Condition 6, the first of such notices to be given shall prevail.

## 7 Payments

***(a) Method of Payment***

Payments of principal and interest or accrued interest payable on a redemption of the Bonds pursuant to Condition 6(*b*) or 6(c) or on a repayment of the Bonds pursuant to Condition 11 other than on an Interest Payment Date will be made against presentation and surrender (or, in the case of a partial payment, endorsement) of the relevant Bonds or the appropriate Coupons (as the case may be) at the specified office of any Paying and Conversion Agent by sterling cheque drawn on, or by transfer to a sterling account maintained by the payee with, a branch of a bank in London.

Payments of interest due in respect of any Bond other than on presentation and surrender of matured Coupons shall be made only against presentation and either surrender or endorsement (as appropriate) of the relevant Bond.

*(b) Payments subject to fiscal laws*

All payments are subject in all cases to any applicable fiscal or other laws and regulations. No commissions or expenses shall be charged to the Bondholders or Couponholders in respect of such payments.

*(c) Surrender of unmatured Coupons*

Each Bond should be presented for redemption together with all unmatured Coupons relating to it, failing which the amount of any such missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon which the sum of principal so paid bears to the total principal amount due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon not later than 10 years after the Relevant Date (as defined below) for the relevant payment of principal.

"**Relevant Date**" means whichever is the later of (1) the date on which such payment first becomes due and (2) if the full amount payable has not been received in sterling by the Principal Paying and Conversion Agent or the Trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Bondholders. Any reference in these Conditions to principal, premium and/or interest shall be deemed to include any additional amounts which may be payable under this Condition or any undertaking given in addition to or in substitution for it under the Trust Deed.

*(d) Non-business days*

If the due date for payment of any Bond or Coupon or any later date upon which a Bond or Coupon is presented for payment is not a business day, then the holder shall not be entitled to payment at such place of the amount due until the next following business day at such place and shall not be entitled to any further interest or other payment in respect of any such delay.

In this Condition, "**business day**" means any day (other than a Saturday or Sunday) on which commercial banks are open for business in London and Luxembourg and, in the case of a presentation or surrender of a Bond or Coupon, in the place of the specified office of the relevant Paying and Conversion Agent, to whom the same is presented or surrendered and, in the case of payment by transfer to a sterling account as referred to above, on which dealings in foreign currencies may be carried on both in London and in such place.

*(e) Agents*

The initial Paying and Conversion Agents and their initial specified offices are listed below. The Issuer reserves the right at any time with the approval of the Trustee to vary or terminate the appointment of any Paying and Conversion Agent and appoint additional or other Paying and Conversion Agents, provided that it will maintain (i) a Principal Paying and Conversion Agent, (ii) a Paying and Conversion Agent having a specified office in a major European city approved by the Trustee (which shall be London, so long as the Bonds are listed on the official list of the UK Listing Authority and admitted to trading on the London Stock Exchange plc's market for listed securities) and (iii) if European Council Directive 2003/48 EC or any other Directive implementing the conclusions of the ECOFIN Council Meeting of 26-27th November 2000 is brought into force, a Paying and Conversion Agent in an EU Member State that will not be obliged to withhold or deduct tax pursuant to the EU Savings Tax Directive. Notice of any change in the Paying and Conversion Agents or their specified offices will promptly be given to the Bondholders in accordance with Condition 16.

## 8 Taxation

All payments in respect of the Bonds and the Coupons will be made without withholding of or deduction for taxation unless the withholding or deduction is required by law, in which case the relevant payment will be made subject to such withholding or deduction. The Issuer will not be required to pay any additional or further amounts in respect of such withholding or deduction.

## 9 Undertakings

(a) The Issuer shall procure that a resolution to disapply pre-emption rights of Shareholders under Section 89 of the Companies Act 1985 in respect of a sufficient amount of equity securities for the Issuer to be able to satisfy Conversion Rights in full by the delivery of Ordinary Shares is put to Shareholders at the first general meeting of the Issuer of which notice is given to Shareholders after the issue of the Bonds and at each annual general meeting thereafter until such a resolution is passed. The Issuer shall give notice to Bondholders and the Trustee as soon as is practicable following the passing of such a resolution to increase the Conversion Amount and reduce the Cash Settled Amount to the extent permissible by such resolution and applicable laws;

(b) Whilst any Conversion Right remains exercisable, the Issuer will, save with the approval of an Extraordinary Resolution or with the approval of the Trustee where, in its opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval:

(i) issue, allot and deliver Ordinary Shares on exercise of Conversion Rights in accordance with these Conditions and at all times keep available for issue free from pre-emptive rights out of its authorised but unissued capital such number of Ordinary Shares as would enable the Conversion Rights (to the extent of the Conversion Amount) and all other rights of subscription and exchange for and conversion into Ordinary Shares to be satisfied in full;

(ii) not issue or pay up any securities, in either case by way of capitalisation of profits or reserves, other than (A) by the issue of fully paid Ordinary Shares or other securities to the Shareholders and other holders of shares or other securities in the capital of the Issuer which by their terms entitle the holders thereof to receive Ordinary Shares on a capitalisation of profits or reserves or (B) by the issue of Ordinary Shares paid up in full out of profits or reserves (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend or (C) by the issue of fully paid equity share capital (other than Ordinary Shares) to the holders of equity share capital of the same class and other holders of shares in the capital of the Issuer which by their terms entitle the holders thereof to receive equity share capital (other than Ordinary Shares) on a capitalisation of profits or reserves;

(iii) not in any way modify the rights attaching to the Ordinary Shares with respect to voting, dividends or liquidation nor issue any other class of equity share capital carrying any rights which are more favourable than such rights but so that nothing in this Condition 9(*b*)(iii) shall prevent (A) the issue of any equity share capital to employees or former employees (including directors holding or formerly holding executive office or the personal service company of any such person) (or the spouse or relative of any such person) whether of the Issuer or any of its subsidiary or associated companies pursuant to any employees' share scheme as defined in Section 743 of the Companies Act 1985 or (B) any consolidation or subdivision of the Ordinary Shares or the conversion of any Ordinary Shares into stock or vice versa or (C) any modification of such rights which is Independently Determined not to be materially prejudicial to the interests of the holders of the Bonds or (D) any alteration to the Articles of Association of the Issuer made in connection with the matters described in this Condition 9 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of securities, including Ordinary Shares, dealt with under such procedures) or (E) any issue of equity share capital where the issue of such equity share capital results or would, but for the provisions of any other Condition, otherwise result in an adjustment of the Conversion Price or (F) any issue of equity share capital or modification of rights attaching to the Ordinary Shares where prior thereto the Issuer shall have instructed a firm of accountants or an independent investment bank of international repute in London (acting as experts) in each case selected by it and approved in writing by the Trustee to determine what (if any) adjustments should be made to the Conversion Price as being fair and reasonable to take account thereof and such firm of accountants or investment bank shall have determined either that no adjustment is required or that an adjustment resulting in a reduction of the Conversion Price is required and, if so, the new Conversion Price as a result thereof and the basis upon which such adjustment is to be made and, in any such case, the date on which the adjustment shall take effect (and so that the adjustment shall be made and shall take effect accordingly);

(iv) procure that no securities (whether issued by the Issuer or any of its Subsidiaries or procured by the Issuer or any of its Subsidiaries to be issued or issued by any other person pursuant to any arrangement with the Issuer or any Subsidiary) issued without rights to convert into or exchange or subscribe for or purchase Ordinary Shares shall subsequently be granted such rights exercisable at a consideration per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share at close of business on the last dealing day preceding the date of the announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Conversion Price then in effect, give rise) to an adjustment of the Conversion Price and that at no time shall there be in issue Ordinary Shares of differing nominal values, save where such Ordinary Shares have the same economic rights;

(v) not make any issue, grant or distribution or take any other action if the effect thereof would be that, on the conversion of Bonds, Ordinary Shares would (but for the provisions of Condition 5(*b*)) have to be issued at a discount or otherwise could not, under any applicable law then in effect, be legally issued as fully paid;

(vi) not reduce its issued share capital, share premium account or capital redemption reserve or any uncalled liability in respect thereof except (A) pursuant to the terms of issue of the relevant share capital or (B) by means of a purchase or redemption of share capital of the Issuer to the extent provided by applicable law or (C) as permitted by Section 130(2) of the Companies Act 1985 or (D) where the reduction does not involve any distribution of assets or (E) by way of transfer of reserves as permitted under applicable laws or (F) where the reduction results in (or would, but for the fact that the adjustment would be less than one per cent. of the Conversion Price then in effect, result in) an adjustment to the Conversion Price or (G) solely in relation to a change in the currency in which the nominal value of the Ordinary Shares is expressed or (H) pursuant to a Newco Scheme;

(vii) if any offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associates of the offeror (as defined in Section 430E(4) of the Companies Act 1985)) to acquire all or a majority of the issued ordinary share capital of the Issuer, or if any person proposes a scheme (other than a Newco Scheme) with regard to such acquisition, give notice of such offer or scheme to the Trustee and the Bondholders at the same time as any notice thereof is sent to its Shareholders (or as soon as practicable thereafter) that details concerning such offer or scheme may be obtained from the specified offices of the Paying and Conversion Agents and, where such an offer or scheme has been recommended by the Board of Directors of the Issuer, or where such an offer has become or been declared unconditional in all respects, use its reasonable endeavours to procure that a like offer or scheme is extended to the holders of any Ordinary Shares issued during the period of the offer or scheme arising out of the exercise of the Conversion Rights and/or to the holders of the Bonds; and

(viii) use all reasonable endeavours to ensure that the Ordinary Shares issued upon conversion of any Bonds will be admitted to the Relevant Stock Exchange and will be listed, quoted or dealt in on any other stock exchange or securities market on which the Ordinary Shares may then be listed or quoted or dealt in.

For the above purposes "**ordinary share capital**" has the meaning ascribed to it in Section 832 of the Income and Corporation Taxes Act 1988 and "**equity share capital**" has the meaning ascribed to it in Section 744 of the Companies Act 1985.

## 10 Prescription

Claims in respect of Bonds and Coupons will become void unless presented for payment as required by Condition 7 within periods of 10 years and five years, respectively, from the Relevant Date.

Claims against the Issuer for the payment of any other sums payable in respect of the Bonds shall be prescribed unless made within 10 years from the Relevant Date and thereafter any other sums payable in respect of such Bonds shall be forfeited and revert to the Issuer.

## 11 Events of Default

If any of the following events occurs the Trustee at its discretion may, and if so requested by holders of at least one-quarter in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution shall, in each case subject to being indemnified to its satisfaction, give notice to the Issuer that the Bonds are, and they shall immediately become, due and payable at their principal amount together with accrued interest to the date of such notice:

***(a) Non-Payment***

the Issuer fails to pay any amount on any of the Bonds when due and such failure continues for a period of seven days; or

***(b) Breach of Other Obligations***

the Issuer does not perform or comply with any one or more of its other obligations (or any provision of the Trust Deed which would, but for the provisions of applicable law, be an obligation) in the Bonds or the Trust Deed which default is incapable of remedy or, if in the opinion of the Trustee capable of remedy, is not in the opinion of the Trustee remedied within 30 days after notice of such default shall have been given to the Issuer by the Trustee; or

***(c) Cross-Default***

(i) any other present or future indebtedness of the Issuer or any of its Principal Subsidiaries for or in respect of moneys borrowed or raised becomes due and payable prior to its stated maturity by reason of any actual or potential default, event of default or the like (howsoever described), or (ii) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (iii) the Issuer or any of its Principal Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this paragraph (c) have occurred equals or exceeds £1,000,000 or its equivalent (as determined by the Trustee); or

***(d) Enforcement Proceedings***

a distress, attachment, execution or other legal process is levied, enforced or sued out on or against any part of the property, assets or revenues of the Issuer or any of its Principal Subsidiaries and is not discharged or stayed within 30 days; or *(e) Security Enforced*

any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Issuer or any of its Principal Subsidiaries becomes enforceable and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, administrative receiver, manager or other similar person); or

*(f) Insolvency*

the Issuer or any of its Principal Subsidiaries is (or is, or could be, deemed by law or a court to be) insolvent or bankrupt or unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or, in the opinion of the Trustee, a material part of (or of a particular type of) its debts, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Issuer or any of its Principal Subsidiaries; or

*(g) Winding-up*

an administrator is appointed, an order is made or an effective resolution passed for the winding-up or dissolution or administration of the Issuer or any of its Principal Subsidiaries, or the Issuer or any Principal Subsidiary ceases or threatens to cease to carry on all or, in the opinion of the Trustee, a material part of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (1) on terms approved by the Trustee or by an Extraordinary Resolution of the Bondholders, or (2) in the case of a Principal Subsidiary, whereby the undertaking and assets of the Principal Subsidiary are transferred to or otherwise vested in the Issuer or another of its Principal Subsidiaries; or

*(h) Illegality*

it is or will become unlawful for the Issuer to perform or comply with any one or more of its obligations under any of the Bonds or the Trust Deed; or

*(i) Regulator's Direction*

a direction is made by a regulator (or any other relevant competent authority to the effect) (i) that the Issuer or a Principal Subsidiary authorised to carry on business or any activity for which authorisation, licence permit or other consent is required in any jurisdiction shall cease to be so authorised or (ii) the Issuer or such Principal Subsidiary, as the case may be, surrenders or relinquishes such authorisation, licence, permit or other consent, where the effect of such direction or, as the case may be, such surrender or relinquishment, is to preclude the Issuer or such Principal Subsidiary, as the case may be, from carrying on such business or activity in the relevant jurisdiction; or

*(j) Analogous Events*

any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs,

provided that in the case of the happening of any of the events mentioned in Condition 11(*b*), only if the Trustee shall first have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Bondholders.

For the purpose of this Condition 11,

"**Principal Subsidiary**" means at any time, any Subsidiary:

(1) whose total assets or total turnover (in relation to both continuing operations and acquired businesses) (consolidated in the case of a Subsidiary which itself has Subsidiaries) represents not less than 10 per cent. of the total consolidated assets or total consolidated turnover (in relation to both continuing operations and acquired businesses) of the Issuer (as calculated by reference to the then latest audited consolidated accounts of the Issuer) and, in the case of a Subsidiary, as calculated by reference to the then latest financial statements of that Subsidiary (consolidated or non-consolidated, as the case may be), audited if prepared; provided that in the case of a Subsidiary acquired after the end of the financial period to which the then latest relevant audited consolidated accounts of the Issuer relate, the references to the then latest audited consolidated accounts of the Issuer for the purposes of the calculation above shall, until consolidated accounts for the financial period in which the acquisition is made, have been prepared and audited as aforesaid, be deemed to be a reference to such first-mentioned accounts as if such Subsidiary had been shown in such accounts, adjusted as deemed appropriate by the Auditors (as defined in the Trust Deed) after consultation with the Issuer; or

(2) to which is transferred all or substantially all of the business, undertaking and assets of a Subsidiary of the Issuer which immediately prior to such transfer is a Principal Subsidiary, whereupon the transferor Subsidiary shall immediately cease to be a Principal Subsidiary and the transferee Subsidiary shall immediately become a Principal Subsidiary, provided that on or after the date on which the next audited financial statements are published whether such transferor Subsidiary or such transferee Subsidiary is or is not a Principal Subsidiary shall be determined pursuant to the provisions of sub-paragraph (1) above.

A report by two directors of the Issuer that in their opinion a Subsidiary of the Issuer is or is not or was or was not at any particular time a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on the Issuer, the Trustee, the Bondholders and the Couponholders.

## 12 Enforcement

At any time after the Bonds become due and payable, the Trustee may, at its discretion and without further notice, institute such proceedings against the Issuer as it may think fit to enforce the terms of the Trust Deed, the Bonds and the Coupons, but it need not take any such proceedings unless (1) it shall have been so directed by an Extraordinary Resolution or so requested in writing by Bondholders holding at least one quarter in principal amount of the Bonds outstanding, and (2) it shall have been indemnified to its satisfaction. No Bondholder or Couponholder may proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

## 13 Replacement of Bonds and Coupons

If any Bond or Coupon is lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Principal Paying and Conversion Agent in London subject to all applicable laws and stock exchange or other relevant authority requirements, in each case upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may require (provided that the requirement is reasonable in the light of prevailing market practice). Mutilated or defaced Bonds or Coupons must be surrendered before replacements will be issued.

## 14 Meetings of Bondholders; Modifications; Waivers; Substitution

### *(a) Meetings*

The Trust Deed contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Conditions or the provisions of the Trust Deed. The quorum at any such meeting convened to consider an Extraordinary Resolution will be one or more persons holding or representing a clear majority in principal amount of the Bonds for the time being outstanding, or at any adjourned meeting one or more persons being or representing Bondholders whatever the principal amount of Bonds so held or represented, provided that if the business of such meeting includes consideration of proposals, *inter alia*, to modify the terms relating to status, conversion and the currency, amount (but not to increase such amount) and due date of payment of redemption moneys and interest or other amounts in respect of the Bonds, then the necessary quorum will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the principal amount of the Bonds for the time being outstanding. An Extraordinary Resolution duly passed in accordance with the provisions of the Trust Deed at any meeting of Bondholders will be binding on all Bondholders, whether or not they are present at the meeting and whether or not they vote in favour, and on all Couponholders.

***(b) Modifications and Waiver***

The Trustee may agree, without the consent of the Bondholders or Couponholders, to (1) any modification to the Conditions of the Bonds or the Coupons or to the provisions of the Trust Deed which in its opinion is of a formal, minor or technical nature, or is made to correct a manifest error or (2) any other modification (not being such a modification as is mentioned in the proviso to the second sentence of Condition 14(*a*)) that is not materially prejudicial to the interests of the Bondholders. The Trustee may also agree without the consent of the Bondholders or Couponholders to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Trust Deed or of the Conditions of the Bonds or the Coupons which in its opinion is not materially prejudicial to the interests of the Bondholders.

***(c) Substitution***

The Trustee (if it is satisfied that to do so would not be materially prejudicial to the interests of Bondholders) may agree, if requested by the Issuer and subject to such amendment of the Trust Deed and such other conditions as the Trustee may reasonably require, but without the consent of the Bondholders or the Couponholders, to the substitution, subject to the Bonds and Coupons being unconditionally and irrevocably guaranteed by the Issuer and (other than in the case of a Newco Scheme) remaining convertible into Ordinary Shares as provided in these Conditions and the Trust Deed or (in the case of a Newco Scheme) being convertible into shares in Newco *mutatis mutandis* as provided in these Conditions, with such amendments as the Trustee shall consider appropriate, of a Subsidiary of the Issuer or a holding company (as defined in the Trust Deed) of the Issuer or any Newco or another Subsidiary of any such holding company or of Newco in place of the Issuer as principal debtor under the Trust Deed, the Bonds and Coupons and as a party to the Agency Agreement.

In the case of any such substitution, the Trustee may agree, without the consent of the Bondholders or Couponholders, to a change of law governing the Bonds and/or Coupons and/ or the Trust Deed provided that such change would not in the opinion of the Trustee be materially prejudicial to the interests of Bondholders.

***(d) Notice to Bondholders***

Any such modification, waiver, authorisation or substitution shall be binding on the Bondholders and the Couponholders and, unless the Trustee otherwise requires, shall be notified by the Issuer to the Bondholders as soon as practicable in accordance with Condition 16.

***(e) Exercise of Powers etc.***

In connection with the exercise of its powers, trusts, authorities or discretions (including but not limited to those in relation to any proposed modification, waiver, authorisation or substitution as aforesaid) the Trustee shall have regard to the interests of the Bondholders as a class and shall not have regard to the consequences (in particular, tax consequences) of such exercise for individual Bondholders or Couponholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Bondholder or Couponholder be entitled to claim from the Issuer or the Trustee, any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders or Couponholders.

## 15 Further Issues

The Issuer may from time to time without the consent of the Bondholders or Couponholders create and issue further notes, bonds or debentures either having the same terms and conditions in all respects as the Bonds (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding notes, bonds or debentures of any series (including the Bonds) or upon such terms as to interest, subordination (if any), conversion, premium, redemption and otherwise as the Issuer may determine at the time of their issue. Any further notes, bonds or debentures forming a single series with the outstanding notes, bonds or debentures of any series (including the Bonds) constituted by the Trust Deed or any deed supplemental to it shall, and any other notes, bonds or debentures may, with the consent of the Trustee, be constituted by a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Bondholders and the holders of notes, bonds or debentures of other series in certain circumstances where the Trustee so decides.

## 16 Notices

All notices to Bondholders will be valid if published in a leading newspaper having general circulation in London (which is expected to be the *Financial Times*) or, if in the opinion of the Trustee such publication shall not be practicable, in an English language newspaper of general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made. Couponholders will be deemed for all purposes to have notice of the contents of any notice given to the Bondholders in accordance with this Condition 16.

## 17 Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer and any of its subsidiaries without accounting for any profit. The Trustee is entitled to rely on any certificate or report of the Auditors or any other person called for by or provided to the Trustee (whether or not addressed to the Trustee) in accordance with or for the purpose of these Conditions or the Trust Deed notwithstanding that such certificate or report and/or any engagement letter or other document entered into by the Trustee and/or the Auditors or any other person in connection therewith contains a monetary or other limit on the liability of the Auditors or such other person.

## 18 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Bonds under the Contracts (Rights of Third Parties) Act 1999.

## 19 Governing Law and Jurisdiction

### *(a) Governing Law*

The Trust Deed, the Agency Agreement, the Bonds and the Coupons are governed by and shall be construed in accordance with English law.

*(b) Jurisdiction*

The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Bonds or the Coupons and, accordingly, any legal action or proceedings arising out of or in connection with the Bonds or the Coupons (**"Proceedings"**) may be brought in such courts. The Issuer has in the Trust Deed irrevocably submitted to the jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

*(c) Agent for Service of Process*

The Issuer has irrevocably appointed its London office at One Bow Churchyard, Cheapside, London EC4M 9HH as its agent in England to receive service of process in any Proceedings in England based on any of the Bonds or the Coupons. If for any reason the Issuer does not have such an agent in England, it will promptly appoint a substitute process agent and notify the Bondholders of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

# Summary of provisions relating to the Bonds in global form

*The Temporary Global Bond and the Global Bond will contain provisions which apply to the Bonds while they are in global form, some of which modify the effect of the Conditions set out in this document. The following is a summary of certain of these provisions. Terms defined in the Conditions have the same meanings when used below.*

## 1 Exchange

The Bonds are initially represented by a Temporary Global Bond in bearer form, deposited with a common depositary for Euroclear and Clearstream, Luxembourg. Interests in the Temporary Global Bond will be exchangeable for interests in the Global Bond on or after 20th April 2005, subject to certification as to non-U.S. beneficial ownership as required by U.S. treasury regulations. The Global Bond will also be deposited with a common depositary for Clearstream, Luxembourg and Euroclear and interests in the Global Bond will be exchangeable for definitive Bonds in bearer form in the denomination of £10,000 only in the limited circumstances described below.

The Global Bond will be exchangeable by the Issuer (free of charge to the holder and the Bondholders) in whole, but not in part, for the definitive Bonds described below if, but only if: (i) the Global Bond is held on behalf of Clearstream, Luxembourg and/or Euroclear and either such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or (ii) the Issuer has satisfied the Trustee that it would suffer a material disadvantage in respect of the Bonds which would not be suffered were the Bonds in definitive form and a certificate to such effect signed by two authorised officers of the Issuer is delivered to the Trustee.

On or after the Exchange Date, the holder of the Global Bond may surrender the Global Bond to or to the order of the Principal Paying and Conversion Agent. In exchange for the Global Bond the Issuer will deliver, or procure the delivery of, an equal aggregate principal amount of duly executed and authenticated definitive Bonds (having attached to them all Coupons in respect of interest which has not already been paid on the Global Bond), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form set out in Schedule 2 to the Trust Deed. On exchange of the Global Bond, the Issuer will, if the holder of the Global Bond so requests, procure that it is cancelled and returned to the holder together with any relevant definitive Bonds.

"**Exchange Date**" means a day falling not less than 60 days after that on which the notice requiring exchange is given by the Issuer to the Trustee and the Bondholders in the case of (ii) above or by the holder of the Global Bond to the Principal Paying and Conversion Agent in the case of (i) above and on which banks are open for business in the city in which the specified office of the Principal Paying and Conversion Agent is located and, except in the case of exchange pursuant to (i) above, in the cities in which Euroclear and Clearstream, Luxembourg are located.

## 2 Conversion Rights

The right to exercise Conversion Rights in respect of Bonds represented by the Global Bond is exercisable by presentation of the Global Bond to or to the order of the Principal Paying and Conversion Agent for notation of exercise of the Conversion Rights together with one or more duly completed Conversion Notices. Conversion Rights may not be exercised in respect of any Bond which is represented by the Temporary Global Bond. Delivery of the Conversion Notice will constitute confirmation by the beneficial owner of the Bonds to be exchanged that the information and the representations in the Conversion Notice are true and accurate on the date of delivery.

## 3 Purchase and Cancellation

Cancellation of any Bond represented by the Global Bond which is to be cancelled following its purchase will be effected by endorsement by or on behalf of the Principal Paying and Conversion Agent of the reduction in the principal amount of the Global Bond on the relevant part of the schedule thereto.

## 4 Payments

No payment will be made on the Temporary Global Bond on or after the Exchange Date therefore unless exchange for an interest in the Global Bond is improperly withheld or refused. Payments of principal and interest in respect of Bonds represented by the Global Bond will be made against presentation and, if no further payment falls to be made in respect of the Bonds, surrender of the Global Bond to or to the order of the Principal Paying and Conversion Agent or such other Paying and Conversion Agent as shall have been notified to the Bondholders for such purposes. A record of each payment so made will be endorsed in the appropriate schedule to the Global Bond, which endorsements will be *prima facie* evidence that such payment has been made in respect of the Bonds.

## 5 Notices

So long as all the Bonds are represented by the Global Bond, and such Global Bond is held on behalf of Clearstream, Luxembourg and/or Euroclear, notices to Bondholders may be given by delivery of the relevant notice to Clearstream, Luxembourg and/or Euroclear for communication by it to entitled accountholders in substitution for publication as required by the Conditions.

## 6 Prescription

Claims against the Issuer in respect of principal or interest or any other sums on the Bonds while the Bonds are represented by the Global Bond will become void unless it is presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) from the appropriate Relevant Date.

## 7 Trustee's Powers

In considering the interests of Bondholders in circumstances where a Global Bond is held on behalf of Euroclear and/or Clearstream, Luxembourg, the Trustee may, to the extent it considers it appropriate to do so in the circumstances, have regard to such information as may have been made available to it by or on behalf of the relevant clearing system or its operator as to the identity of its accountholders (either individually or by way of category) with entitlements in respect of a Global Bond.

## 8 Clearing Systems

Any reference herein to Clearstream, Luxembourg and/or Euroclear shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer, the Principal Paying and Conversion Agent and the Trustee.

## 9 Meetings

The holder of the Global Bond will be treated at any meeting of Bondholders as having one vote in respect of each £10,000 in principal amount of Bonds for which the Global Bond may be exchanged.

## 10 Put Option

The Bondholders' put option in Condition 6*(c)* may be exercised by the holder of the Global Bond giving notice to the Principal Paying and Conversion Agent of the principal amount of Bonds in respect of which the option is exercised and presenting the Global Bond for endorsement of exercise within the time limits specified in Condition 6*(c)*.

# Use of proceeds

The net proceeds of the issue of Bonds will amount to approximately £25.7 million. This will be used in the first instance to repay £17.5 million of borrowings from Bank of Scotland under the Issuer's current working capital facility arrangements, which were drawn down to fund the first payment of £17.5 million to the FSA central fund.

The balance of approximately £8.2 million will be used to partially prepay a Bank of Scotland term loan (see "Description of the Aberdeen Group – Current Trading and Prospects"). It was previously intended that a prepayment would be made from the £7 million of proceeds of the Lombard disposal (see Note 6.30 to the financial statements of the Aberdeen Group for the year ended 30th September 2004, included elsewhere in this Offering Circular). These disposal proceeds are now being used, with the agreement of Bank of Scotland, for interim payments due under the Uplift Plan to investors in Aberdeen Progressive Growth Unit Trust.

# Description of the Aberdeen Group

## Introduction

The Aberdeen Group is an independent international asset management group managing assets around the world for both institutional and retail clients. The Issuer is incorporated as a public company limited by shares and its shares have been admitted to listing on the Official List and for trading on the London Stock Exchange's market for listed securities and have also been admitted to the official list of Singapore Exchange Securities Trading Limited. The Issuer has a market capitalisation of approximately £292.2 million (based on the closing mid-market price as stated in the London Stock Exchange Daily Official List on 4th March 2005).

The Aberdeen Group, which has over 700 employees worldwide, is headquartered in Aberdeen and has its main investment offices in London, Edinburgh, Glasgow, Singapore, Bangkok and Sydney. It operates from 20 offices worldwide including offices in 9 towns and cities in the UK, together with offices in Europe, North America, Asia and Australia.

The Aberdeen Group had £24.2 billion of assets under management as at 31st January 2005.

## Corporate strategy

The Aberdeen Group's corporate strategy is to be recognised as an active manager of equities and fixed interest securities, delivering consistent performance and adopting a differentiated investment process that is the choice of investors in both mainstream asset categories and in the specialist niche funds in which the Aberdeen Group has expertise.

The Group firmly believes in providing high quality client service based on remaining an independent fund manager focussed on delivering the needs of the investor.

## Financial information

The accounts of the Aberdeen Group for the three years ended 30th September 2002, 30th September 2003 and 30th September 2004 have been independently audited by KPMG Audit Plc in accordance with Auditing Standards issued by the Auditing Practices Board and were reported on without qualification. The business address of KPMG Audit Plc is 37 Albyn Place, Aberdeen AB10 1JB. Details of the Aberdeen Group audited accounts for the periods mentioned above are set out in "Financial Information on the Aberdeen Group for the three years ended 30th September 2004".

## Current trading and prospects

The Group has faced exceptionally challenging conditions over the last few years, both in the markets and as a consequence of the FSA investigation.

Even though much remains to be done, considerable progress has been made. The Group recognises that the ability to deliver consistent investment performance is essential for any asset management business, and has entered the new financial year in a much stronger competitive position thanks to improved investment performance and buoyant levels of new business generation.

The Issuer's balance sheet is benefiting from the delivery of promised cost reductions, including the phased pay-down of debt via non-core asset sales. The Board of Directors of the Issuer (the "**Board**") is confident that the settlement of the split capital issues can be managed and financed in an efficient and cost effective manner and that the Group is thus well positioned to return to a pattern of sustained, profitable growth. Having achieved the settlement of the split capital issues and having strengthened the balance sheet, the Board intends to continue to review all appropriate opportunities for profitable growth and is confident that the Group can deliver improving returns to shareholders.

The first three months of the current financial year have been encouraging in terms of new business generation. The Group's gross new business in the three months ended 31st December 2004 including mandates awarded but not yet funded totalled approximately £1.2 billion. The Group's net new business for the same period, including mandates awarded but not yet funded totalled approximately £0.8 billion.

Assets under management of the Aberdeen Group increased by £3.3 billion to £23.9 billion as at 31st December 2004, an increase of 16.2 per cent. on its assets under management as at 30th September 2003. This increase comprises net new business of £2.7 billion, assets added from acquisitions and disposals of investment management businesses (on a net basis) of £1.4 billion, conversion of a fixed margin property contract and inclusion of joint venture property assets of £1.5 billion, the disposal of £4.3 billion of assets on the sale of the Aberdeen Group's UK property management activities and market movements of £2.0 billion. The assets under management of the Aberdeen Group by asset class as at its last year end and as at 31st December 2004 were as set out below.

| (£ million) | As at September 30, 2004 | As at December 31, 2004 |
|---|---|---|
| **Asset Class** | | |
| Equities | 13,781 | 14,888 |
| Fixed interest & cash | 4,405 | 4,936 |
| Property | 3,912 | 4,106 |
| **Total** | 22,098 | 23,930 |

Looking forward, the new business prospects for the Group for the current financial year appear encouraging with no significant let up in demand and a widening client base. Inflows to open-end funds may be offset to a degree by some profit taking if Asian markets continue to rise, but the incidence of this to date has been relatively limited despite very significant market rises. The Group continues to be invited to tender for further institutional mandates and has every reason to be hopeful of success but future flows of this nature are much more difficult to predict given the individual characteristics of specific mandate tenders.

The Aberdeen Group has available a number of facilities with Bank of Scotland, which are utilised in the management of its working capital requirements, including a £15.0 million overdraft facility, which, by its nature, is subject to considerable fluctuation of amounts actually drawn and is repayable on demand. The Board is not aware of any reason why this overdraft facility would be withdrawn. On 12th November 2004, the Issuer entered into new term loan and working capital facility arrangements with Bank of Scotland under which the Group's bank debt has been restructured. As at 28th February 2005, bank debt outstanding under the new term loan was £66,125,000, with repayments thereof linked to the receipt of proceeds from the sale of non-core assets.

On 24th December 2004 the Issuer announced that the near three-year-long investigation into the marketing and management of split capital funds had been concluded with an omnibus settlement between the majority of the firms involved in the sector, the FSA, the Jersey Financial Services Commission and the Guernsey Financial Services Commission. The terms of the settlement entail no admission of liability and effectively conclude the Group's exposure to the regulators in respect of these matters. The Issuer is to contribute £35 million to a central fund, £17.5 million of which has already been paid with the remaining £17.5 million to be paid in June 2005. This fund will be used to provide a cash distribution for retail investors in the zero dividend preference shares issued by split capital investment companies. In total, approximately £143 million was committed to the central fund by 18 companies involved in the sector, including the Issuer's own contribution supported by a payment made by the Issuer's insurers in full and final settlement of any liability those insurers might have under the relevant insurance policies. The Issuer also finalised the details of an Uplift Plan for investors in Aberdeen Progressive Growth Unit Trust, (a retail unit trust which, since its launch in August 2000, has invested primarily in zero dividend preference shares of listed multi-class closed end collective investment vehicles) at an estimated cost of £43.3 million. In the two years to 30th September 2004, the Group incurred legal and other external costs of over £7 million in relation to these issues.

The Uplift Plan is available to investors who hold units in Progressive which were issued by the managers on or before 28th June 2002 and offers those investors the opportunity to receive the initial cost of their investment on the redemption of their holdings on or around the 5th anniversary of their investment. Payments to Eligible Investors (as defined in the Uplift Plan) who have previously sold their holdings will also be offered, at a discounted rate. Investors who accept the offer to participate in the Uplift Plan will do so in full and final settlement of any remedies that they may consider they would otherwise have.

On 24th December 2004, Aberdeen commenced the process of writing to all Eligible Investors in Progressive offering them the opportunity to participate in the Uplift Plan.

Eligible Investors who accept the offer of participation in the Uplift Plan do so on condition that they relinquish their rights to take any other action in relation to their holding in Progressive. However, Eligible Investors may choose not to participate in the Uplift Plan and to pursue a complaint via FOS.

Acceptance by an investor of the Uplift Plan enables Aberdeen to crystallise the extent of its liability to that investor. As at 28th February 2005, acceptances had been received from Eligible Investors representing 92.3 per cent. of the eligible retail investors with registered holdings, which is 95.3 per cent. by value of initial investments made by such investors. On the same date, acceptances had also been received representing 39.8 per cent. of the value of the initial investments made by corporate and nominee clients. This latter class of holder has an extended period within which to notify acceptances, and the final figure will not be known until 24th March 2005.

Aberdeen announced on 26th February 2004 that it had received details from an FOS adjudicator of a provisional assessment in respect of a case being examined by FOS in relation to a complaint brought by one investor in Progressive. Since then there have been two further similar provisional assessments. The provisional assessments, which are not binding on either party, set out the FOS adjudicator's view on these complaints, which FOS have been treating as lead cases. The provisional assessments proposed that the dispute between Aberdeen Unit Trust Managers Limited and the complainants be resolved by the payment of compensation to the complainants. After careful consideration of the provisional assessment, the Board of Aberdeen believes the provisional assessments do not reflect the weight of evidence which Aberdeen has supplied to substantiate its position. Whilst remaining sensitive to the distress suffered by investors in Progressive and wishing to provide support to them on a voluntary basis, the Board cannot agree with the FOS adjudicator's opinion in this case. Aberdeen therefore exercised its right to have the cases referred to an Ombudsman for determination.

All three lead case complainants have now accepted the offer of participation in the Uplift Plan and FOS has advised the Issuer that it has closed its files on these complaints. FOS may, however, seek to identify further lead complainants.

Aberdeen, on the basis of robust legal advice, will vigorously contest any other cases on which FOS may issue adverse findings in future.

Were the FOS ultimately to make a final decision against the Aberdeen Group, any compensation would have to take into account the circumstances of individual cases. In this regard, given the advice of Aberdeen's solicitors, and the lack of information as to both the number and quantum of cases which will be subject to any determination by FOS, the Board considers it impossible to make any reasonable estimate of any potential liability of the Aberdeen Group over and above the cost of the Uplift Plan.

On 3rd April 2003, the board of REO announced it had terminated its management contract with the Aberdeen Group with immediate effect and indicated that it held the Aberdeen Group liable for damages in respect of losses incurred on its income portfolio. No proceedings have been issued by REO, however a letter of claim dated 20th December 2004 has been received. The Aberdeen Group does not accept the validity of REO's termination without notice. The Aberdeen Group will reject the claim and, if proceedings are brought, they will be vigorously defended and the Aberdeen Group will counterclaim for its accrued fees and the fees relating to the 12 months' notice period provided for in the management contract. It is not possible to quantify any exposure to damages in this regard.

In April 2004, the liquidator of the special purpose vehicle of Aberdeen Preferred Income Trust Limited wrote to Aberdeen indicating that it was considering a claim. However, no further detail has been forthcoming.

The speculation that legal proceedings may be brought against a range of parties who have been involved in the Splits Sector continues. Other than as stated above, no notice of any legal proceedings related to the Aberdeen Group's involvement in the Splits Sector has been served against any member of the Aberdeen Group and any such proceedings would be defended robustly.

## Sale of IoM Group

On 17th February 2005, Aberdeen announced that it had completed the sale of the entire issued share capital of Aberdeen International (IoM) Life Assurance Limited ("**AIL**"), Aberdeen International Nominees Limited and Aberdeen Trustees (Jersey) Limited (together, the "**IoM Group**") under an agreement dated 16th December 2004 between the Issuer and LCL Acquisitions Limited (the "**IoM Group Sale**"). The IoM Group comprises a life assurance business which is closed to new business.

The aggregate cash consideration for the IoM Group Sale is up to £12,117,000, comprising initial consideration payable at completion of £7,405,000 and deferred consideration of up to £4,712,000 payable in unequal yearly instalments with the final payment due on 31st December 2010.

AIL also completed a capital reconstruction on 26th January 2005 whereby AIL bought back 23,694,552 ordinary shares of £1 each from the Issuer at par value pursuant to an agreement dated 22nd December 2004 between AIL and the Issuer (the "**AIL Share Buy Back**"). The sum of £23,694,552 received by the Issuer pursuant to the AIL Share Buy Back represented the total amount of funds held within the Aberdeen Group working capital facility account by AIL.

The IoM Group Sale in conjunction with the AIL Share Buy Back will increase the Group's financial flexibility through ongoing debt reduction and greater access to existing capital.

## Aberdeen Group overview by division

### *Open ended funds*

The Aberdeen Group has funds domiciled in Luxembourg and Dublin which are distributed internationally and which are collectively registered for sale in 17 countries. In addition, the Group has funds domiciled in the UK, Singapore, Austria and Australia which are distributed primarily in the relevant domestic funds markets. Marketing operations exist in UK, Luxembourg, Austria, Hong Kong, Singapore, Thailand, Australia, and the U.S., focused primarily on those markets as well as Switzerland and Chile. Distribution is typically through discretionary fund managers and fund-of-fund providers, with additional distribution links to banking groups and other third party distributors. A number of global distribution arrangements have also been secured.

### *Institutional*

(i) Segregated Mandates and Pooled Funds

The Aberdeen Group operates in the institutional market primarily in the U.S., UK, Continental Europe, Asia and Australia, with customer bases in each location.

(ii) Closed-End Funds

The Aberdeen Group has the investment management contracts for 31 closed-end funds domiciled in the UK, the Channel Islands and North America, including funds listed on UK, U.S. and Canadian stock exchanges. In recent years, the Aberdeen Group has been involved in a number of fund raisings in the closed-end market and provides marketing and promotional services to the boards of a number of these funds.

### *Private client*

The Aberdeen Group offers private client asset management facilities out of offices in Aberdeen, Glasgow, and Jersey. The Aberdeen Group managed £400 million of private client assets as at 31st January 2005.

### *Specialist*

The Aberdeen Group has specialist fund management capability in both private equity and physical property in the Nordic region. The former is managed in the form of segregated fund mandates, limited partnerships and venture capital trusts in the UK, markets in which the Aberdeen Group is active. The latter is also managed in the form of segregated fund mandates and collective investment vehicles.

### *Financial regulation*

In addition to the UK Listing Authority and stock exchange requirements, respectively, in the United Kingdom and Singapore to which the Issuer is subject, a number of companies within the Aberdeen Group are subject to specific regulations in the countries in which they operate. The principal authorities whose regulations govern the conduct of such companies are set out below.

### *United Kingdom*

In the United Kingdom, the operating subsidiaries of the Issuer are authorised and regulated in their conduct of investment business by the Financial Services Authority.

### *Europe*

In Europe, the operating subsidiaries of the Issuer are regulated in their conduct of investment business in Ireland by the Central Bank of Ireland, in Luxembourg by the *Commission de Surveillance du Secteur Financier*, in the Isle of Man by the Isle of Man Financial Supervision Commission and in the Channel Islands by both the Jersey Financial Services Commission and the Guernsey Financial Services Commission.

### *Asia Pacific*

In the Asia Pacific region, the operating subsidiaries of the Issuer are regulated in their conduct of investment business in Singapore by the Monetary Authority of Singapore, in Australia by the Australian Securities and Investment Commission and in Hong Kong by the Hong Kong Securities and Futures Commission.

### *United States*

In the United States, the operating subsidiaries of the Aberdeen Group are regulated in their conduct of investment business by the Securities and Exchange Commission.

# Financial statements of the Aberdeen Group for the three years ended 30th September 2004

## 1 Introduction

The financial information contained in this section has been extracted without material adjustment from the audited reports and accounts of Aberdeen Asset Management PLC for the three years ended 30th September 2004. The financial information contained in this section does not constitute statutory accounts within the meaning of section 240 of the Companies Act.

Statutory accounts of Aberdeen Asset Management PLC for the three financial years ended 30th September 2004 in respect of which KPMG Audit Plc issued unqualified reports under section 235 of the Companies Act (and such reports did not refer to any matters of fundamental uncertainty), have been delivered to the Registrar of Companies in Scotland and such reports did not contain any statements under sections 237 (2) or (3) of the Companies Act. However, the report on the financial statements of the Company for the year ended 30th September 2003 included the following paragraph on contingent liabilities (with a similar statement in the report on the financial statements for the preceding year):

**"In forming our opinion, we have considered the adequacy of the disclosures made in note 29 to the financial statements concerning the contingent liabilities of the Group in respect of the split capital closed-end fund sector generally, the Aberdeen Progressive Growth Unit Trust and any possible action by Real Estate Opportunities Limited, and their potential impact on the Group's funding position. In view of the significance of these uncertainties, we consider that they should be drawn to your attention but our opinion is not qualified in these respects."**

The report for the year ended 30th September 2004 included the following paragraph on funding arrangements:

**"In forming our opinion, we have considered the adequacy of the disclosures made in note 29 to the financial statements in respect of the Group's funding of the settlement agreed with the Financial Services Authority and Uplift Plan available to eligible investors in the Aberdeen Progressive Growth Unit Trust. In view of the significance of this matter, we consider that it should be drawn to your attention but our opinion is not qualified in this respect."**

References to the notes within these paragraphs are to the actual notes contained in the audited report and accounts. For the year ended 30th September 2004, the equivalent note in this section is 6.30.

## 2 Consolidated profit and loss accounts

| Years ended September 30, (£000) | Notes | 2002 | 2003 | 2004 |
|---|---|---|---|---|
| **Turnover** | 6.2 | 192,078 | 142,268 | 140,011 |
| Operating expenses | | (134,801) | (123,250) | (113,783) |
| Costs relating to settlement of regulatory issues | 6.3 | — | (3,058) | (38,519) |
| Provision for Progressive Growth Uplift Plan | 6.3 | — | — | (39,200) |
| Other exceptional costs | 6.3 | (5,621) | (20,793) | (7,589) |
| Amortisation of goodwill | 6.12 | (19,640) | (18,430) | (19,122) |
| Provision for impairment of goodwill and intangible assets | 6.12 | — | (17,311) | (584) |
| Total administrative expenses | | (160,062) | (182,842) | (218,797) |
| Other operating income – exceptional | 6.3 | 4,446 | — | 1,116 |
| Exceptional amounts written off investments | 6.3 | (2,651) | (5,376) | — |
| Operating profit before goodwill amortisation, impairment provisions and exceptional operating items | | 57,277 | 19,018 | 27,344 |
| Amortisation of goodwill, impairment provisions and exceptional items | | (23,466) | (64,968) | (105,014) |
| **Operating profit/(loss)** | 6.2, 6.4 | 33,811 | (45,950) | (77,670) |
| Gain on disposal of subsidiaries | 6.14 | — | — | 1,940 |
| Profit on disposal of management contracts | 6.3 | — | 53,536 | 421 |
| Net interest payable and similar charges | 6.7 | (15,533) | (13,985) | (12,273) |
| **Profit/(loss) on ordinary activities before taxation** | | 18,278 | (6,399) | (87,582) |
| Tax on profit/(loss) on ordinary activities | 6.8 | (11,184) | (8,232) | 6,981 |
| **Profit/(loss) on ordinary activities after taxation** | | 7,094 | (14,631) | (80,601) |
| Minority interests – equity | | (216) | (231) | (170) |
| **Profit/(loss) for the financial year** | | 6,878 | (14,862) | (80,771) |
| **Dividends** | | | | |
| Ordinary dividends on equity shares | 6.9 | (10,500) | (7,074) | (9,437) |
| Preference dividends on non equity shares | 6.9 | (1,132) | (589) | (46) |
| | | (11,632) | (7,663) | (9,483) |
| **Retained loss for financial year** | 6.22 | (4,754) | (22,525) | (90,254) |
| **Earnings (loss) per share – basic** | | | | |
| Before goodwill amortisation, impairment provisions and exceptional items | 6.10 | 16.51p | 3.10p | 4.68p |
| After goodwill amortisation, impairment provisions and exceptional items | 6.10 | 3.29p | (8.76p) | (34.90p) |
| **Earnings (loss) per share – diluted** | | | | |
| Before goodwill amortisation, impairment provisions and exceptional items | 6.10 | 16.47p | 3.10p | 4.68p |
| After goodwill amortisation, impairment provisions and exceptional items | 6.10 | 3.28p | (8.76p) | (34.90p) |

## 3 Consolidated balance sheets

| As at September 30, (£000) | Notes | 2002 | 2003 | 2004 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Fixed assets** | | | | |
| Intangible assets | 6.11 | 76,820 | 42,408 | 40,788 |
| Goodwill | 6.12 | 331,792 | 302,459 | 297,083 |
| Tangible assets | 6.13 | 17,452 | 14,981 | 10,567 |
| Investments | 6.14 | 36,280 | 33,861 | 46,654 |
| | | 462,344 | 393,709 | 395,092 |
| **Current assets** | | | | |
| Stocks | 6.16 | 720 | 192 | 519 |
| Debtors | 6.17 | 55,807 | 39,981 | 45,730 |
| Investments | 6.18 | 2,932 | 2,812 | 424 |
| Cash at bank and in hand | 6.19 | 32,490 | 23,003 | 17,763 |
| | | 91,949 | 65,988 | 64,436 |
| **Assets attributable to equity shareholders** | | 554,293 | 459,697 | 459,528 |
| Assets of long-term life assurance business | 6.20 | 255,824 | 247,328 | 231,045 |
| | | 810,117 | 707,025 | 690,573 |
| **LIABILITIES** | | | | |
| **Capital and reserves** | | | | |
| Called up share capital | 6.21 | 38,411 | 28,034 | 23,620 |
| Share premium account | 6.22 | 19,203 | 19,205 | 19,710 |
| Other reserves | 6.22 | 144,389 | 154,766 | 203,805 |
| Revaluation reserve | 6.22 | 12,358 | 15,529 | 19,901 |
| Profit and loss account | 6.22 | (7,173) | (38,938) | (134,114) |
| **Shareholders' funds** | | | | |
| Equity | | 186,503 | 168,253 | 132,922 |
| Non equity | | 20,685 | 10,343 | — |
| | 6.22 | 207,188 | 178,596 | 132,922 |
| **Minority interest – equity** | | 456 | 749 | 282 |
| **Creditors: due within one year, including convertible debt** | | | | |
| Creditors | 6.23 | 111,000 | 123,810 | 162,962 |
| Convertible Debt | 6.23 | 23,888 | 19,562 | 15,197 |
| | | 134,888 | 143,372 | 178,159 |
| **Creditors: due after more than one year, including convertible debt** | | | | |
| Creditors | 6.24 | 108,061 | 35,272 | 4,267 |
| Convertible debt | 6.24 | 96,788 | 97,529 | 98,273 |
| | | 204,849 | 132,801 | 102,540 |
| **Provisions for liabilities and charges** | 6.26 | 6,912 | 4,179 | 45,625 |
| | | 554,293 | 459,697 | 459,528 |
| Liabilities of long-term life assurance business | 6.20 | 255,824 | 247,328 | 231,045 |
| **Total liabilities and shareholders' funds** | | 810,117 | 707,025 | 690,573 |

## 4 Consolidated cash flow statements

| Years ended September 30, (£000) | Notes | 2002 | 2003 | 2004 |
|---|---|---|---|---|
| **Net cash inflows from operating activities** | | | | |
| Core cash flow from operating activities | | 47,227 | 17,082 | 4,193 |
| Effects of short-term timing differences on unit trust settlements | | (8,208) | (9,669) | (2,550) |
| | 6.31 | 39,019 | 7,413 | 1,643 |
| **Returns on investments and servicing of finance** | | (18,037) | (14,749) | (10,241) |
| **Taxation paid** | | (7,154) | (3,243) | (6,194) |
| **Capital expenditure and financial investment** | | (12,522) | 79,198 | 32,290 |
| **Acquisition and disposals** | | (22,897) | (2,208) | 29,305 |
| **Equity dividends paid** | | (18,245) | (7,311) | (8,251) |
| **Cash (outflow) inflow before financing** | | (39,836) | 59,100 | 38,552 |
| **Financing** | | | | |
| Issue of share capital | | 42 | — | 586 |
| Redemption of preference share capital | 6.21 | (10,343) | (10,342) | (10,343) |
| Redemption of performance share capital | | (152) | — | — |
| Proceeds from issue of convertible bonds | | 96,294 | — | — |
| New long term loans | | — | 754 | — |
| Repayment of loan notes | | — | — | (2,176) |
| Repayment of convertible loan notes | 6.24 | — | (3,163) | (2,793) |
| Repayment of loan stock | 6.24 | — | — | (10,000) |
| Instalments repaid on long term loans | 6.24 | (71,861) | (71,762) | (29,272) |
| **Decrease in cash in year** | 6.19 | (25,856) | (25,413) | (15,446) |

## Reconciliation of net cash flow to movement in net debt

| Years ended September 30, (£000) | Notes | 2002 | 2003 | 2004 |
|---|---|---|---|---|
| **Decrease in cash in year** | | (25,856) | (25,413) | (15,446) |
| Issue of convertible bonds | | (96,294) | — | — |
| Instalments repaid on long-term loans | | 71,861 | 71,762 | 29,272 |
| Increase in long term loans | | — | (754) | — |
| Loans assumed on acquisition of subsidiary | 6.24 | — | — | (11,844) |
| Repayment of loan notes | | — | — | 2,176 |
| Repayment of loan stock | | — | — | 10,000 |
| Repayment of convertible loan notes | | — | 3,163 | 2,793 |
| **Change in net debt resulting from cash flows** | | (50,289) | 48,758 | 16,951 |
| Amortisation of issue costs of convertible bonds | 6.7 | (494) | (744) | (744) |
| Conversion of bonds to ordinary shares | | — | 3 | — |
| Translation difference | | (735) | 1,102 | (140) |
| **Movement in net debt in the year** | | (51,518) | 49,119 | 16,067 |
| **Net funds (debt) at 1st October** | 6.24 | (182,933) | (234,451) | (185,332) |
| **Net funds (debt) at 30th September** | 6.24 | (234,451) | (185,332) | (169,265) |

## 5 Consolidated statement of total recognised gains and losses

| Years ended September 30, (£000) | Notes | 2002 | 2003 | 2004 |
|---|---|---|---|---|
| Profit/(loss) for the financial year | | 6,878 | (14,862) | (80,771) |
| Revaluation of fixed asset investments | 6.14 | 2,521 | 3,171 | 4,428 |
| Translation of foreign currency net investments | | (735) | 1,102 | (475) |
| **Total recognised gains and losses for the financial year** | | 8,664 | (10,589) | (76,818) |

## 6 Notes to the financial statements

### 6.1 Accounting policies

#### *(a) Basis of preparation*

The financial statements have been prepared under the historical cost convention, modified to include the revaluation of certain investments, and in accordance with applicable Accounting Standards. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

#### *(b) Consolidation*

The consolidated financial statements incorporate the accounts of the company and all its subsidiary undertakings made up to 30th September.

Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. In accordance with FRS 8, no disclosure is made of transactions or balances between Group entities that have been eliminated on consolidation.

An associate is an undertaking in which the Group has a long term interest, usually from 20 per cent. to 50 per cent. of the equity voting rights, and over which it exercises significant influence. The Group's share of the profits less losses of associates is included in the consolidated profit and loss account and its interest in their net assets, is included in investments in the consolidated balance sheet.

#### *(c) Goodwill*

Goodwill before 1st October 1998, when FRS 10, *Goodwill and intangible assets* was adopted, was written off to reserves in the year of acquisition.

Goodwill (representing the excess of the fair value of the consideration given and associated costs over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1st October 1998 is capitalised and amortised over its estimated useful life. The estimated useful life is normally considered to be twenty years, unless there are factors which indicate that a different period is appropriate.

On the subsequent disposal or termination of a business the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

#### *(d) Fixed intangible assets*

Unit trust management contracts purchased by the Group are stated at cost and disclosed as intangible assets. These assets are not amortised as they are considered to have an indefinite life, but are subject to an annual impairment review.

The present value in use (representing the excess of the fair value of the consideration given and associated costs over the fair value of the separate net assets acquired) of the closed fund life business purchased by the Group is treated as an intangible asset and is amortised over a ten year period. The Directors consider that a ten year period is appropriate in respect of the Isle of Man life assurance business as this is in line with the expected pattern of cash emerging from the life fund.

***(e) Investments***

Listed fixed asset investments are held at cost less any provision for impairment. Unlisted fixed asset investments, other than associated undertakings, are valued at cost less provision for impairment, with the exception of Lombard International Assurance which has been valued on the basis of the relevant share of Lombard's most recently available embedded value. Investments held as current assets are stated at the lower of cost and net realisable value.

***(f) Stocks***

Stocks of units in managed funds are stated at the lower of cost and market value, calculated at the bid price on the balance sheet date.

***(g) Turnover***

Turnover represents the amount receivable in respect of the Group's activities in providing investment management and property asset management services. Income from management fees and registration fees is recognised on an accruals basis in line with the terms of the various contracts. Income from performance fees is recognised when attainment of the criteria defined in the relevant management contracts is considered certain. Income from dealing profits is recognised at the execution of the transaction.

***(h) Taxation***

The charge for taxation is based on the loss or profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

***(i) Leases***

Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. All other leases are operating leases and the rental charges are taken to the profit and loss account on a straight line basis over the life of the lease.

***(j) Depreciation***

Depreciation is provided by the Group to write off the cost, less any anticipated residual value, of fixed tangible assets by equal instalments over their estimated useful economic lives as follows:

| | | |
|---|---|---|
| Heritable property | : | 50 years |
| Leasehold property | : | over the period of the lease |
| Property improvements | : | 5 years or the period of the lease |
| Computers, fixtures and fittings | : | 3-10 years |
| Motor vehicles | : | 4 years |

***(k) Foreign exchange***

Transactions of UK companies which are denominated in foreign currencies are converted at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date and the gains or losses on translation are dealt with in the profit and loss account.

The assets and liabilities of overseas subsidiary undertakings are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Gains and losses arising on these translations are taken to reserves net of exchange differences arising on related foreign currency borrowings.

***(l) Pension costs***

The principal pension scheme operated by the Group is a self-administered money purchase scheme. In addition, overseas subsidiaries make contributions to various trade and state money purchase schemes. Benefits from these schemes are based on contributions made. Payments made to the schemes represent current service contributions and are charged to the profit and loss account.

The Group also operates three defined benefit pension schemes which arose on acquisitions. All three schemes are closed to new membership and two are closed to future service accruals. Contributions to these schemes, which are paid according to the advice of an actuary, are charged to the profit and loss account so as to spread the cost over the expected remaining working lives of those deferred members who are still working for the Group.

***(m) Share Incentive Plan ("SIP")***

The company's shares held by the SIP are included in the financial statements as a fixed asset investment until such time as the interest in the shares is transferred unconditionally to the employees. The cost of awards to employees that take the form of such shares is recognised in the period to which the employees performance relates.

***(n) Debt and debt issue costs***

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the amortisation of issue costs in respect of the accounting period and reduced by payments made or conversions in the period. Issue costs of debt are amortised in the profit and loss account over the term of such debt.

***(o) Long term life assurance business***

The Group includes the results of its long term life assurance business by consolidating shareholders' entitlements as reflected in shareholders' funds and the non-technical profit and loss account of the insurance companies accounts, prepared on a modified statutory solvency basis. The technical account, which deals with long term insurance business premiums, claims, investment returns and other related insurance costs is not consolidated. Policyholder assets are disclosed as a single item on the Group balance sheet, matched by a liability line item for liabilities of long term life assurance business, which includes any surplus not recognised in the group accounts. Summaries of the long term insurance business technical account and balance sheet details are disclosed in note 6.20.

***(p) Exceptional items***

Items of income and expense that the Directors consider exceptional by virtue of their size or incidence are disclosed separately in order to facilitate an understanding of the results.

### 6.2 Segmental information

The Group is involved in the provision of investment management and property asset management services. These services are provided to clients in the following geographic areas:

| (£000) | United Kingdom | Rest of Europe | Rest of World | Total |
|---|---|---|---|---|
| **Year to September 2002** | | | | |
| Turnover | 132,710 | 39,443 | 19,925 | 192,078 |
| Operating profit | 18,417 | 5,991 | 9,403 | 33,811 |
| Net assets outwith the UK | | 9,627 | 5,859 | 15,486 |
| **Year to September 2003** | | | | |
| Turnover | 89,445 | 41,682 | 11,141 | 142,268 |
| Operating (loss)/profit | (54,873) | 5,181 | 3,742 | (45,950) |
| Net assets outwith the UK | | 10,910 | 5,455 | 16,365 |
| **Year to September 2004** | | | | |
| Turnover | 75,451 | 45,641 | 18,919 | 140,011 |
| Operating (loss)/profit | (95,795) | 7,781 | 10,344 | (77,670) |
| Net assets outwith the UK | | 14,876 | (487) | 14,389 |

Turnover and operating (loss)/profit by origin are not materially different to the information given above.

The results of the Group can be further analysed between investment management and property asset management as shown below.

| (£000) | Investment management | Property asset management | Group total |
|---|---|---|---|
| **Year to 30th September 2002** | | | |
| Turnover | 141,477 | 50,601 | 192,078 |
| **Operating expenses** | (94,325) | (40,476) | *(134,801)* |
| **Other exceptional costs (net of exceptional income)** | (3,826) | — | (3,826) |
| Amortisation of goodwill | (16,824) | (2,816) | (19,640) |
| | (114,975) | (43,292) | (158,267) |
| Operating profit (before goodwill amortisation, impairment provisions & exceptional costs) | 47,152 | 10,125 | 57,277 |
| Operating profit (after goodwill amortisation, impairment provisions & exceptional costs) | 26,502 | 7,309 | 33,811 |
| Net assets | 197,578 | 9,610 | 207,188 |

| (£000) | Investment management | Property asset management | Group total |
|---|---|---|---|
| **Year to 30th September 2003** | | | |
| Turnover | 90,073 | 52,195 | 142,268 |
| Operating expenses | (79,859) | (43,391) | (123,250) |
| Costs relating to settlement of regulatory issues | (3,058) | — | (3,058) |
| Other exceptional costs | (20,086) | (707) | (20,793) |
| Amortisation of goodwill | (16,081) | (2,349) | (18,430) |
| Provisions for impairment of goodwill & intangible assets | (17,311) | — | (17,311) |
| | (136,395) | (46,447) | (182,842) |
| Operating profit (before goodwill amortisation, impairment provisions & exceptional costs) | 10,214 | 8,804 | 19,018 |
| Operating (loss) profit (after goodwill amortisation, impairment provisions & exceptional costs) | (51,698) | 5,748 | (45,950) |
| Profit before interest and tax | 1,838 | 5,748 | 7,586 |
| Net assets | 163,896 | 14,700 | 178,596 |

| (£000) | Investment management | Property asset management | Group total |
|---|---|---|---|
| **Year to 30th September 2004** | | | |
| Turnover | 91,659 | 48,352 | 140,011 |
| Other operating income | 1,116 | — | 1,116 |
| Total operating income | 92,775 | 48,352 | 141,127 |
| Operating expenses | (73,565) | (40,218) | (113,783) |
| Costs relating to regulatory issues | (38,519) | — | (38,519) |
| Provision for Progressive Growth Uplift Plan | (39,200) | — | (39,200) |
| Other exceptional costs | (7,589) | — | (7,589) |
| Amortisation of goodwill | (17,282) | (1,840) | (19,122) |
| Provisions for impairment of goodwill | (584) | — | (584) |
| | (176,739) | (42,058) | (218,797) |
| Operating profit (before goodwill amortisation, impairment provisions & exceptional costs) | 19,210 | 8,134 | 27,344 |
| Operating (loss) profit (after goodwill amortisation, impairment provisions & exceptional costs) | (83,964) | 6,294 | (77,670) |
| (Loss) profit before interest and tax | (81,603) | 6,294 | (75,309) |
| Net assets | 122,406 | 10,516 | 132,922 |

### 6.3 Exceptional items

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| **Exceptional costs** | | | |
| Recognised within operating profit/(loss): | | | |
| Costs relating to settlement of regulatory issues | — | 3,058 | 38,519 |
| Provision for Uplift Plan to eligible investors in Aberdeen Progressive Growth Unit Trust | — | — | 39,200 |
| Expenses in relation to cost reduction and rationalisation programme | 5,155 | 8,662 | 6,829 |
| Costs incurred in relation to regulation, to regulatory matters and on curtailment of activities in the UK retail market | — | 8,597 | — |
| Costs of integration of investment administration and fund mergers | — | — | — |
| Costs of aborted sale, subsequent rationalisation and other costs | 466 | 3,534 | 760 |
| | 5,621 | 23,851 | 85,308 |
| Amounts written off investments | 2,651 | 5,376 | — |
| | 8,272 | 29,227 | 85,308 |

Exceptional costs in 2002 arose principally from the implementation of a cost reduction programme following the termination of the Scottish Provident contract.

Exceptional costs in 2003 arose for the following reasons:

Costs relating to settlement of regulatory issues represent legal and professional fees incurred in relation to investigations by the Financial Services Authority and the Jersey Financial Services Commission.

Expenses in relation to the cost reduction and rationalisation programme cover expenses incurred as part of the Group's continued cost reduction exercise and include costs in respect of redundancy, staff retention, office closure and outsourcing costs.

Costs incurred in relation to regulatory matters and curtailment of activities in the UK retail market include legal and professional fees incurred in relation to regulatory investigations and provision for marketing expenditure which had been aimed at retail markets in which the Group has curtailed its activities.

Costs of aborted sale, subsequent rationalisation and other costs relate principally to the disposal, by sale or flotation, of the Group's property division.

Exceptional costs in 2004 arose for the following reasons:

Certain subsidiaries have been involved in investigations of the split capital closed-end sector instigated by the Financial Services Authority ("**FSA**") and the Jersey Financial Services Commission ("**JFSC**") which have been in progress since 2002. The Group has incurred considerable costs in the provision of information to the investigators and in taking legal advice on its defence against any allegations made. As announced on 24th December 2004, the Group, in common with other firms involved in these investigations, has agreed to make a voluntary contribution to a central fund to achieve resolution of this issue, which otherwise could have continued for some considerable time.

This voluntary contribution, of £35,000,000 and £3,519,000 of costs related to the Group's involvement in these investigations, has been treated as exceptional costs. The voluntary contribution is included within other creditors.

The provision for the cost of the Uplift Plan to eligible investors in Aberdeen Progressive Growth Unit Trust of £39,200,000 represents the estimated discounted cost to the Group as described at 6.26.

These payments, which will be made over the period December 2004-October 2006, are expected to be financed from a combination of existing facilities and additional facilities to be made available. Depending on market conditions, the Group may consider refinancing an element of bank debt from a small convertible bond issue. Further details of the Group's funding arrangements are provided in 6.30.

Expenses in relation to the cost reduction and rationalisation programme represent redundancy, office closure and one-off outsourcing costs. The costs for 2004 include expenses of this nature incurred following the acquisition of the Edinburgh Fund Managers Group plc in October 2003.

The amounts written off investments in 2002 and 2003 represent provisions made against the value of both fixed asset and current asset investments exposed to the split capital sector.

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| **Provision for impairment of goodwill and intangible assets** | | | |
| Recognised within operating (loss) profit | | | |
| Provision for impairment of goodwill ...................... | — | 13,511 | 584 |
| Provision for impairment of intangible assets ............. | — | 3,800 | — |
| | — | 17,311 | 584 |

These items in 2003 represent amounts which have been charged to the profit and loss account following completion of an impairment review of these assets. The provision in respect of goodwill arose partly from a re-assessment of the value in use of Asset Value Investors Limited and partly as a result of the termination of certain management contracts to which the Group had become party on acquisitions. The provision in respect of intangibles arose as result of a reduction in the embedded value of the underlying assets.

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| **Other operational income – exceptional** | | | |
| Recognised within operating profit/(loss) Compensation received on the termination of the Scottish Provident investment management contract ....................... | 4,446 | — | — |

**Gain on disposal of subsidiaries**

The gain on disposal of subsidiaries of £1,940,000 in 2004 arose on the sale of the UK and Continental European property businesses completed on 24th May 2004.

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| **Gain on disposal of management contracts** | | | |
| Proceeds of disposal | — | 86,762 | 507 |
| Less: intangible assets written off | — | (28,526) | — |
| Less: related cost of disposal | — | (4,700) | (86) |
| | — | 53,536 | 421 |

The gain on disposal of management contracts in 2003 relates to the sale of the management rights of six UK retail funds to New Star Asset Management Group Limited. The transaction was completed on 21st February 2003 and resulted in £1.73 billion of assets being transferred to New Star. The tax attributable to this transaction has been estimated at £13 million, which the directors believe was a prudent estimate because it did not take into account certain reliefs until such time as their availability is confirmed.

The gain on disposal of management contracts in 2004 relates to the sale of management rights of a Dublin registered unit trust.

**6.4 Operating profit/(loss)**

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| Operating profit/(loss) is stated after charging/(crediting): | | | |
| Services provided by auditors: | | | |
| Audit services: | | | |
| – statutory audit | 375 | 397 | 355 |
| – review of interim statement | 20 | 25 | 25 |
| – audit related regulatory reporting | 54 | 66 | 58 |
| Further assurance services | — | 490 | 13 |
| Taxation services | 43 | 46 | 85 |
| Other services | 58 | 67 | 8 |
| Operating lease payments | 5,272 | 4,830 | 4,180 |
| Share of results of associated undertakings | (67) | (129) | (116) |
| Depreciation | | | |
| – owned assets | 5,258 | 4,264 | 4,415 |
| – leased assets | 681 | 647 | — |
| Amortisation of goodwill | | | |
| – investment management | 17,441 | 16,081 | 17,282 |
| – property asset management | 2,199 | 2,349 | 1,840 |
| Provision for impairment of goodwill – investment management | — | 13,511 | 584 |
| Amortisation of intangible assets – life assurance | 1,565 | 2,086 | 1,620 |
| Provision for impairment of intangible assets – life assurance | — | 3,800 | — |
| Amounts written off current asset investments | — | 282 | 286 |
| Directors emoluments (see note 6.6) | 2,660 | 901 | 1,114 |
| Exchange losses | — | — | 125 |
| (Gain)/loss on disposal of tangible fixed assets | 32 | (38) | (199) |

Fees paid to the Company's auditors in respect of further assurance services in 2003 relate to work undertaken as reporting accountants in relation to the proposed disposal of the property division from which the Company later withdrew.

The Company's auditors received fees of £25,000, £nil and £263,000 in 2002, 2003 and 2004 respectively for advisory and reporting services provided in relation to certain acquisitions and disposals. These costs are included within the costs of the respective acquisition or disposal to which they relate. In addition, fees of £90,000, £nil and £nil in 2002, 2003 and 2004 respectively were paid to the Company's auditors for work carried out in relation to the issue of the convertible bonds.

**6.5 Employees**

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| Aggregate employee costs, including Directors' salaries and bonuses | 53,214 | 44,012 | 47,747 |
| Other benefits | 819 | 1,011 | 969 |
| Social security costs | 5,429 | 5,093 | 5,356 |
| Other pension costs | 6,102 | 5,626 | 6,560 |
| | 65,564 | 55,742 | 60,632 |
| Redundancy and exceptional staff costs | — | 4,653 | 7,098 |
| | 65,564 | 60,395 | 67,730 |
| Average number of employees during the year | | | |
| Investment management | 715 | 572 | 496 |
| Property | 261 | 266 | 225 |
| Life assurance | 29 | 42 | 15 |
| | 1,005 | 880 | 736 |

The average number of employees excludes staff who are employed by the property division solely for the operational management and administration of client properties and whose costs are borne fully by those clients.

### 6.6 Directors' emoluments

Total emoluments paid including salary, fees, bonuses payments, other benefits and pension costs.

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| **Executive** | | | |
| **Duties within the UK** | | | |
| MJ Gilbert | 461 | 376 | 461 |
| WJ Rattray | 208 | 198 | 208 |
| AA Laing | 289 | 21 | 268 |
| GR Marshall | 208 | 15 | — |
| CD Fishwick | 371 | 17 | — |
| KL Garrett-Cox | 202 | 20 | — |
| IA Reid | 248 | 26 | — |
| J Plumpton | 62 | — | — |
| | 2,049 | 673 | 937 |
| **Duties outwith the UK** | | | |
| B Hendry | 212 | 15 | — |
| H Young | 321 | 25 | — |
| | 533 | 40 | — |

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| **Non-executive** | | | |
| CLA Irby | 65 | 65 | 75 |
| ME Haylon | — | 8 | 28 |
| Rt Hon Sir Malcolm Rifkind | 25 | 29 | 34 |
| J Solan | 25 | 25 | 16 |
| DH Waters | 28 | 30 | 37 |
| CGH Weaver | 25 | 25 | 31 |
| JL Wybrew | 25 | 25 | 28 |
| RC Cornick | — | — | 21 |
| RG Wilson | — | — | 11 |
| DE Woods | 25 | 25 | 8 |
| CM Gilchrist | 30 | 10 | — |
| P McLoughlin | 25 | 8 | — |
| SE Murray | 25 | 8 | — |
| R Scott Brown | 30 | 10 | — |
| SY Tan | — | 8 | — |
| AF Bushell | 10 | — | — |
| | 338 | 276 | 289 |
| Total emoluments | 2,920 | 989 | 1,226 |
| Total excluding pension costs | 2,660 | 901 | 1,114 |

In 2003 the executive directors voluntarily reduced their basic salaries for a period of 12 months, effective for the full year to 30th September 2003. With effect from 1st October 2003 their basic salaries were restored to their contractual levels. Mr Laing also received a payment of £16,000 from an employee benefit trust set up to operate a deferred bonus scheme.

Payments due under the deferred bonus scheme to the employee benefit trust were expensed in 2003.

The deferred benefits from the Group's discretionary Employee Benefits Trust that were disclosed in the Annual Report to 30th September 2001 were duly paid to Mr Fishwick (£1,400,000), Mr Hendry (£100,000), Mr Young (£200,000), Mr Laing (£275,000) and Mr Rattray (£100,000) in the year ended 30th September 2002. Mr Gilbert (£650,000) and Mr Marshall (£62,500) have elected to waive their entitlements.

Mr Fishwick resigned as a Director of the Company, by mutual agreement, on 14th October 2002. A payment of £431,000 was made to Mr Fishwick and a pension contribution of £53,000 was made on his behalf, thereby releasing the Company from all further contractual obligations.

### 6.7 Net interest payable and similar charges

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| Paid on 5.875% Convertible Bonds 2007 | 4,177 | 5,875 | 5,875 |
| Paid on 7% Convertible Subordinated Loan Notes | 1,736 | 1,563 | 1,194 |
| Paid on term loans | 9,179 | 4,228 | 2,525 |
| Paid on floating rate guaranteed unsecured loan stock | 543 | 503 | 328 |
| Paid on unsecured guaranteed loan notes | — | — | 105 |
| (Received)/paid on overdrafts, deposit accounts and other interest bearing accounts | (596) | 1,072 | 1,502 |
| | 15,039 | 13,241 | 11,529 |
| Amortisation of issue costs on Convertible Bonds | 494 | 744 | 744 |
| | 15,533 | 13,985 | 12,273 |

### 6.8 Taxation

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| **UK corporation tax** | | | |
| UK corporation tax at 30% | 8,735 | 11,139 | (1,100) |
| Adjustments in respect of prior periods | 1,399 | (2,898) | 184 |
| | 10,134 | 8,241 | (916) |
| **Foreign tax** | | | |
| Current tax | 2,816 | 1,801 | 2,784 |
| Adjustments in respect of prior periods | (1,158) | (153) | 130 |
| | 1,658 | 1,648 | 2,914 |
| Total current tax, UK and Foreign | 11,792 | 9,889 | 1,998 |
| **Deferred tax** | | | |
| Originating and reversal of timing differences | (274) | (1,138) | (8,979) |
| Adjustments in respect of prior periods | (334) | (519) | — |
| | (608) | (1,657) | (8,979) |
| **Total** | 11,184 | 8,232 | (6,981) |

The 2002 adjustment in respect of prior periods UK corporation tax arises partly due to a movement between current and deferred tax and partly due to an under provision of tax in 2001. The 2003 adjustment arises primarily due to the release of an overprovision in prior years.

The 2002 and 2003 adjustment in respect of prior periods foreign tax arises principally as a result of a reduction in tax rates in subsidiary undertakings, resulting in an overprovision.

The main reason for the prior period adjustments in respect of deferred tax in 2002 relates to a movement between deferred tax and current tax. In 2003 this relates to the release of provisions in dormant subsidiaries which are no longer required.

No deferred tax provision is required in 2004 on the revaluation of the investment in Lombard as the investment is held in a jurisdiction in which no tax will be charged on the eventual capital gain.

| (£000) | 2002 Total | 2003 Total | 2004 Total |
|---|---|---|---|
| **Factors affecting the tax charge** | | | |
| The tax assessed on the profit/(loss) on ordinary activities for the period is higher than the standard rate of corporation tax in the UK. The differences are explained below: | | | |
| Profit/(loss) before tax | 18,278 | (6,399) | (87,582) |
| Profit/(loss) multiplied by standard rate of UK corporation tax of 30% | 5,483 | (1,919) | (26,275) |
| Effect of: | | | |
| Amortisation and impairment of goodwill | 6,368 | 9,582 | 5,912 |
| Write off intangible asset on disposal of contracts | — | 8,556 | — |
| Effect of capital gains deductions on disposal of contracts | — | (9,334) | (2,553) |
| Effect of foreign tax rates below 30% | (4,854) | (1,034) | (4,296) |
| Tax on non-UK group dividends net of double tax relief | 3,026 | 1,683 | 9,075 |
| Amounts written off investments for which no relief available | 796 | 1,613 | 515 |
| Unprovided deferred tax asset | — | 2,385 | 11,075 |
| Non taxable income | (20) | — | (516) |
| Disallowed expenses | 296 | 199 | 413 |
| Difference between capital allowances for year and depreciation | (229) | (74) | (92) |
| Depreciation and loss on disposal of non-qualifying assets | 182 | 71 | 113 |
| Other timing differences | 503 | 1,212 | (9,071) |
| Pension contributions paid treated as fair value adjustment | — | — | (758) |
| Adjustments in respect of prior years | 241 | (3,051) | 314 |
| Total current tax, UK and foreign | 11,792 | 9,889 | 1,998 |

***Factors affecting future tax charge.***

- The Group's overseas profits are subject to overseas tax rates which are normally lower than the standard rate of UK corporation tax (30 per cent.). The tax benefit of lower tax rates is only one of timing to the extent that these overseas profits are subsequently remitted to the UK.

- Deferred tax assets arising in the UK, principally due to tax losses amounting to £1,945,000 in 2003 and £11,553,000 in 2004 have not been recognised due to the lack of certainty as to the ability to use these assets.

• Deferred tax assets amounting to £800,000 in 2003 and £624,000 in 2004 have not been recognised in certain overseas subsidiaries due to the lack of certainty as to the ability to use these assets.

**6.9 Dividends**

| (£000) | 2002 Total | 2003 Total | 2004 Total |
|---|---|---|---|
| Equity dividends on ordinary shares: | | | |
| Interim paid – 3.85p, 2.0p, 2.0p | 6,725 | 3,536 | 4,713 |
| Second interim payable – nil, nil, 2.0p | — | — | 4,724 |
| Final proposed – 2.15p, 2.0p, nil | 3,775 | 3,538 | — |
| | 10,500 | 7,074 | 9,437 |
| Non equity dividends on redeemable preference shares: | | | |
| Accrued at 1st October | (274) | (182) | (91) |
| 31st October paid | 411 | 273 | 137 |
| 31st January paid | 274 | 136 | — |
| 30th April paid | 265 | 136 | — |
| 31st July paid | 274 | 135 | — |
| Accrued to 30th September | 182 | 91 | — |
| | 1,132 | 589 | 46 |

**6.10 Earnings/(loss) per share**

The calculations of earnings(loss) per share are based on the following profits and numbers of shares:

| (£000) | 2002 Total | 2003 Total | 2004 Total |
|---|---|---|---|
| **Basic and diluted** | | | |
| Profit/(loss) for the financial year | 6,878 | (14,862) | (80,771) |
| Non equity dividends | (1,132) | (589) | (46) |
| Basic earnings – FRS 14 basis | 5,746 | (15,451) | (80,817) |
| Goodwill amortisation and impairment provisions | 19,640 | 35,741 | 19,706 |
| Exceptional items, net of attributable taxation | 3,474 | 25,724 | 74,308 |
| Gain on disposal of subsidiaries, net of attributable taxation | — | — | (1,940) |
| Gain on disposals of management contracts, net of attributable taxation | — | (40,536) | (421) |
| Profit for the financial year before goodwill amortisation impairment provisions and exceptional items | 28,860 | 5,478 | 10,836 |

Exceptional operating items for 2004 are stated net of a tax credit of £11,000,000. The tax credit arises from the offset of available tax losses created by the exceptional costs incurred in 2004 against the potential tax arising on disposal of management contracts in 2003 and 2004.

| Number of ordinary shares (£000) | Number | Number | Number |
|---|---|---|---|
| Weighted number of Ordinary shares – basic | 174,806 | 176,458 | 231,597 |
| Dilutive effect of exercisable share options and performance shares | 395 | — | — |
| Weighted number of Ordinary shares – diluted | 175,201 | 176,458 | 231,597 |
| Basic earnings per Ordinary share | | | |
| – before goodwill amortisation, impairment provisions and exceptional items | 16.51p | 3.10p | 4.68p |
| – FRS 14 basis | 3.29p | (8.76p) | (34.90p) |
| Diluted earnings per Ordinary share | | | |
| – before goodwill amortisation, impairment provisions and exceptional items | 16.47p | 3.10p | 4.68p |
| – FRS 14 basis | 3.28p | (8.76p) | (34.90p) |

### 6.11 Fixed intangible assets

| (£000) | Unit trust management contracts | Present value in force of life assurance business | Total |
|---|---|---|---|
| **Net book value at 30th September 2002** | 57,517 | 19,303 | 76,820 |
| Disposal | (28,526) | — | (28,526) |
| Amortisation for year | — | (2,086) | (2,086) |
| Impairment provision | — | (3,800) | (3,800) |
| **Net book value at 30th September 2003** | 28,991 | 13,417 | 42,408 |
| Arising on acquisition of subsidiary | 33,000 | — | 33,000 |
| Disposals | (33,000) | — | (33,000) |
| Amortisation for year | — | (1,620) | (1,620) |
| **Net book value at 30th September 2004** | 28,991 | 11,797 | 40,788 |

### 6.12 Goodwill

| | (£000) |
|---|---|
| **Net book value at 30th September 2002** | 331,792 |
| Additions | 2,608 |
| Amortisation charge | (18,430) |
| Impairment provision | (13,511) |
| **Net book value at 30th September 2003** | 302,459 |
| Additions | 42,702 |
| Amortisation charge | (19,122) |
| Disposal of subsidiaries | (28,427) |
| Impairment provision | (584) |
| Exchange movement | 55 |
| **Net book value at 30th September 2004** | 297,083 |

The cashflow during the year to 30th September 2003 in respect of the purchase of subsidiary undertakings was an outflow of £2,208,000. This comprised £1,608,000 paid on an acquisition made during the year and £600,000 in settlement of deferred consideration on an earlier acquisition.

**6.13 Fixed tangible assets**

| (£000) | Heritable property | Short leasehold property | Computers fixtures and fittings | Motor vehicles | Total |
|---|---|---|---|---|---|
| **Net book value at 30th September 2002** | 2,249 | 3,674 | 11,373 | 156 | 17,452 |
| Additions | — | 39 | 2,837 | 130 | 3,006 |
| Disposals | — | (442) | (76) | (48) | (566) |
| Depreciation | (49) | (647) | (4,137) | (78) | (4,911) |
| **Net book value at 30th September 2003** | 2,200 | 2,624 | 9,997 | 160 | 14,981 |
| Additions | — | 361 | 1,333 | 90 | 1,784 |
| Arising on acquisition of subsidiary | 1,976 | 369 | 341 | 25 | 2,711 |
| Arising on disposal of subsidiaries | — | — | (1,745) | (83) | (1,828) |
| Disposals | (1,941) | — | (481) | (28) | (2,450) |
| Depreciation | (84) | (604) | (3,681) | (46) | (4,415) |
| Exchange movement | — | (13) | (201) | (2) | (216) |
| **Net book value at 30th September 2004** | 2,151 | 2,737 | 5,563 | 116 | 10,567 |

All tangible fixed assets are owned by the Group with the exception of the short leasehold property.

During the year to 30th September 2003 the estimated useful lives of certain computer hardware and software were re-assessed as a result of changes in the nature of IT projects undertaken in recent years. The effect of this change was to reduce the depreciation charge for that year on these assets by £1,024,000.

### 6.14 Fixed asset investments

| (£000) | Own shares (listed) | Associated companies (unlisted) | Other investments (listed) | Other investments (unlisted) | Total |
|---|---|---|---|---|---|
| **Shares** | | | | | |
| **At 30th September 2002** | 40 | 1,113 | 312 | 24,867 | 26,332 |
| Additions | — | 81 | — | 2,437 | 2,518 |
| Revaluation | — | — | — | 3,171 | 3,171 |
| Provisions for impairment | (2) | — | — | (5,150) | (5,152 |
| Reclassification | — | (746) | — | 746 | — |
| Disposals | — | — | — | (2,380) | (2,380) |
| **At 30th September 2003** | 38 | 448 | 312 | 23,691 | 24,489 |
| Additions | — | — | 39 | 18,911 | 18,950 |
| Arising on acquisition of subsidiary | — | — | — | 15 | 15 |
| Arising on disposal of subsidiaries | — | (80) | — | (1,012) | (1,092) |
| Revaluation | — | — | — | 4,428 | 4,428 |
| Reclassification | (38) | — | (126) | 164 | — |
| Disposals | — | — | (12) | (434) | (446) |
| Exchange movement | — | (76) | (10) | (35) | (121) |
| **At 30th September 2004** | — | 292 | 203 | 45,728 | 46,223 |
| **Share of results** | | | | | |
| **At 30th September 2002** | — | 186 | — | — | 186 |
| Share of results of associates | — | 129 | — | — | 129 |
| **At 30th September 2003** | — | 315 | — | — | 315 |
| Share of results of associates | — | 116 | — | — | 116 |
| **At 30th September 2004** | — | 431 | — | — | 431 |
| **Loans** | | | | | |
| **At 30th September 2002** | — | — | — | 9,762 | 9,762 |
| Repaid | — | — | — | (705) | (705) |
| **At 30th September 2003** | — | — | — | 9,057 | 9,057 |
| Repaid | — | — | — | (607) | (607) |
| Redeemed | — | — | — | (8,450) | (8,450) |
| **At 30th September 2004** | — | — | — | — | — |
| **Net book value** | — | — | — | — | — |
| **At 30th September 2002** | | | | | |
| At cost less provision for impairment | — | — | 312 | 21,164 | 21,476 |
| At valuation | 40 | 1,299 | — | 13,465 | 14,804 |
| | 40 | 1,299 | 312 | 34,629 | 36,280 |
| **At 30th September 2003** | | | | | |
| At cost less provision for impairment | — | — | 312 | 16,112 | 16,424 |
| At valuation | 38 | 763 | — | 16,636 | 17,437 |
| | 38 | 763 | 312 | 32,748 | 33,861 |
| **At 30th September 2004** | | | | | |
| At cost less provision for impairment | — | — | 203 | 24,664 | 24,867 |
| At valuation | — | 723 | — | 21,064 | 21,787 |
| | — | 723 | 203 | 45,728 | 46,654 |

The Group has an investment in the ordinary shares of Lombard International Assurance SA ("**Lombard**"), a Luxembourg registered life company representing approximately 15 per cent. of the equity of Lombard, the original cost of which was £1,163,000. This investment has been valued on the basis of the relevant share of Lombard's most recently published embedded value. The Board believes that embedded value is the most appropriate measure of fair value. The Company announced on 26th October 2004 that it had agreed to dispose of its entire shareholding in Lombard and the disposal was subsequently completed on 11th January 2005.

Additions to other unlisted investments in the year ended 30th September 2002 includes an investment in Global Financial Investments Limited, a Maltese fund management business of £789,000 and the subscription for £6 million of class 'D' preference shares in Enhanced Zero Trust PLC ("**EZT**") as part of a reconstruction of that company undertaken in conjunction with EZT's bankers. The redemption value of this investment is £10.1 million at 31st May 2011, equivalent to a gross redemption yield of 6 per cent. per annum. To reflect the current uncertainty in the split capital market sector in which EZT invests, and the ranking of this investment behind the bank's investment, the Directors have applied a discount to the projected redemption value of this investment and the resulting provision for impairment has been recorded.

During the year ended 30th September 2002 the Group received repayments of £1,538,000 of capital invested in private equity partnerships. Loan repayments of £1,799,000 were received from Century Group Limited during the year ended 30th September 2002.

Loan repayments of £705,000 were received during the year to 30th September 2003. During the year to 30th September 2004 further repayments of £607,000 were received, following which the balance of the outstanding loans were redeemed and replaced by new preference shares as part of a reconstruction by the investee company. These preference shares are included in additions to unlisted investments.

During the year to 30th September 2003 the Group invested £2,180,000 of capital in private equity partnerships and funds, while repayments of £2,367,000 were received from realisations made by private equity partnerships and funds.

A further provision of £5,150,000 was made during the year to 30th September 2003 against the Group's Investment in Enhanced Zero Trust PLC.

Additions during the year ended 30th September 2004 included an investment of £6,000,000 in New Star Asset Management Group Limited received as part of the consideration for the disposal of management contracts introduced by the acquisition of Edinburgh Fund Managers Group plc and £876,000 for an acquisition by the Nordic property division. During the year the Group also invested £3,585,000 in private equity partnerships and funds, while repayments of £1,069,000 were received from realisations made by private equity partnerships and funds.

The market value of listed investments at 30th September 2004 was £287,000 (2003 – £386,000).

The balance of the loans outstanding were redeemed during the year ended 30th September 2004 and replaced by new preference shares as part of a reconstruction by the investee company. The preference shares are included in addition to unlisted investments.

***Acquisition***

On 24th October 2003 the Company completed the acquisition of Edinburgh Fund Managers Group plc ("**EFM**"). The cost of the acquisition was satisfied by the issue of 58,474,000 new ordinary shares, representing 2.05 shares for each EFM share in issue. The assets and liabilities at the date of acquisition were as follows:

| (£000) | Book value on acquisition | Fair Value adjustments | Fair Value to group |
|---|---|---|---|
| Goodwill | 14,932 | (14,932) | — |
| Intangibles | — | 33,000 | 33,000 |
| Fixed asset investments | 15 | — | 15 |
| Tangible fixed assets | 2,711 | — | 2,711 |
| Cash at bank and in hand | 3,473 | — | 3,473 |
| Debtors | 5,069 | (492) | 4,577 |
| Current asset investments | 4,989 | — | 4,989 |
| Deferred taxation | 89 | (9,900) | (9,811) |
| Creditors | (19,365) | (462) | (19,827) |
| Provision for liabilities on pension scheme | — | (9,000) | (9,000) |
| **Net assets of acquired business** | 11,913 | (1,786) | 10,127 |
| Goodwill | | | 42,129 |
| | | | 52,256 |
| Discharged by: | | | |
| Issue of shares | | | 50,440 |
| Expenses of acquisition | | | 1,816 |
| | | | 52,256 |

*Fair Value adjustments*

| | £'000 |
|---|---|
| The fair value adjustments are summarised as follows: | |
| Book value of goodwill written off on acquisition | (14,932) |
| Recognition of intangible assets (management contracts) net of deferred tax | 23,100 |
| Recognition of commitment to make payments to EFM Retirement & Death Benefits Plan | (9,000) |
| Additional provision required for Corporation tax | (462) |
| Adjustment to reflect the results of subsidiary held for resale | (492) |
| | (1,786) |

Following acquisition the operations of EFM have been integrated with those of the existing Group companies and therefore the results and cashflows can no longer be separately identified. The results of EFM for the financial period immediately prior to acquisition and for the last financial period ended 30th September 2003 were as follows:

| (£000) | February 1, 2003 to September 30, 2003 | October 1, 2003 to October 23, 2003 |
|---|---|---|
| Turnover | 16,622 | 1,783 |
| Operating expenses | (18,678) | (1,707) |
| Operating (loss) profit | (2,056) | 76 |
| Exceptional gains | 4,099 | — |
| Exceptional write downs | (2,727) | (100) |
| Other Income | 266 | — |
| Net interest payable | (645) | (35) |
| Loss before taxation | (1,063) | (59) |
| Taxation | (130) | 8 |
| **Loss on ordinary activities after taxation** | (1,193) | (51) |

There were no recognised gains or losses other than those dealt with in the summarised profit and loss accounts above.

A material cash flow during the year resulting from the acquisition of EFM was the receipt of £27,000,000 from the sale of unit trust contracts to New Star Asset Management Group Limited. This is included within movements under capital expenditure and financial investment in the consolidated cash flow statement. The unit trust contracts were sold for a total of £33,000,000 the two components of which were £27,000,000 in cash and a £6,000,000 investment in New Star Asset Management Group Limited.

The cash inflow during the year in respect of the purchase of subsidiary undertakings was £657,000. This comprised a cash inflow of £1,657,000 on acquisition of Edinburgh Fund Managers Group plc and a cash outflow of £1,000,000 paid in settlement of deferred consideration on an earlier acquisition.

***Disposals***

On 7th October 2003 the Company completed the disposal of the entire share capital of Asset Value Investors Limited ("**AVI**"). No consideration was received by the Group, but the Group will receive a one-off services fee of £250,000, a one-off advisory services fee of £300,000 plus trail commission for each of the three years to September 2006 equivalent to 30 per cent. of the revenues earned by AVI from British Empire and any new mandates introduced to AVI by the Group.

On 23rd December 2003 the Company completed the disposal of the entire share capital of Northern Venture Managers Limited ("**NVM**"). The consideration for the sale was a redeemable preference share in NVM which entitles the Company to receive dividends equivalent to 17.5 per cent. of NVM's fee income earned from its present clients for each of the years ended 31st December 2004, 2005 and 2006, subject to a maximum aggregate dividend of £2,450,000.

On 24th May 2004 the Company completed the sale of its UK and Continental European property businesses, Aberdeen Property Investors Limited ("**API**") and Aberdeen Property Investors International Limited ("**APII**"). The total consideration is up to £50,000,000 of which £41,700,000 was received immediately in cash and £1,300,000 deferred. The balance of

£7,000,000 is contingent on the performance of API and APII in each of the financial years to 30th September 2004 and 2005. These contingent amounts will not be recognised until the amounts receivable in respect of each year are confirmed and receipt is certain.

The net assets of the businesses disposed of during the year ended 30th September 2004 were as follows:

| (£000) | Asset Value Investors | Northern Venture Managers | Aberdeen Property Investors |
|---|---|---|---|
| Fixed asset investments | — | — | 1,092 |
| Tangible fixed assets | — | 55 | 1,773 |
| Cash at bank and in hand | (148) | 808 | 6,298 |
| Debtors | 1,157 | 624 | 4,391 |
| Deferred tax | 25 | — | 111 |
| Creditors | (1,034) | (1,339) | (6,253) |
| Net assets of disposed businesses | — | 148 | 7,412 |
| Goodwill | — | — | 28,427 |
| Expenses of disposal | — | — | 5,221 |
| | — | 148 | 41,060 |
| Gain on Disposal | — | — | 1,940 |
| Consideration | — | 148 | 43,000 |
| **Satisfied by:** | | | |
| Cash | — | 148 | 41,700 |
| Deferred consideration | — | — | 1,300 |
| | — | 148 | 43,000 |

### 6.15 Subsidiary undertakings

The principal companies in which the Group interest was more than 10 per cent. at 30th September 2003 were as follows:

| Subsidiary undertakings | Principal Activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Asia Limited | Fund management | 100 | Singapore | Singapore |
| Aberdeen Asset Management Holdings Limited[1] | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Management Limited[2] | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Managers (C.I.) Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Jersey Limited[3] | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Limited | Fund management | 100 | Scotland | UK |
| Aberdeen Celexa Holdings AB[4] | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Asset Management, Inc | Fund management | 100 | USA | USA |
| Aberdeen International (IoM) Life Assurance Limited | Life assurance | 100 | Isle of Man | Isle of Man |
| Aberdeen International Fund Managers Limited | Fund distribution | 100 | Hong Kong | Hong Kong |
| Aberdeen International Limited | Long term assurance | 100 | Guernsey | Guernsey |
| Aberdeen International Management Ireland Limited | Fund management | 100 | Ireland | Ireland |
| Aberdeen Murray Johnstone Limited[5] | Fund management | 100 | Scotland | UK |
| Aberdeen Private Wealth Management Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Property Investors Continental Europe BV[4] | Property asset management | 100 | Netherlands | Netherlands |
| Aberdeen Property Investors International Limited | Property asset management | 100 | England | UK |
| Aberdeen Property Investors Limited[6] | Property asset management | 100 | England | UK |
| Aberdeen Property Investors Nordic AB[7] | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Property Investors UK Limited[4] | Property asset management | 100 | Scotland | UK |
| Aberdeen Unit Trust Managers Limited | Unit trust management | 100 | England | UK |
| Asset Value Investors Limited | Fund management | 100 | England | UK |

Notes:
(1) Held by Aberdeen Asset Managers Jersey Limited
(2) Held by Aberdeen Asset Management Holdings Limited
(3) Held by Aberdeen Private Wealth Management Limited
(4) Held by Aberdeen Property Investors International Limited
(5) Includes the Murray Johnstone Group of companies
(6) Held by Aberdeen Property Investors UK Limited
(7) Held by Aberdeen Celexa Holdings AB
* The year end of the company is 31st March

All of the above investments consist of holdings of ordinary share capital. The Company also owns 100 per cent. of the deferred shares issued by Aberdeen Unit Trust Managers Limited and holds investments in other subsidiary undertakings, the results of which are not significant in the Group context.

A full list of the Group companies will be included in the Company's annual return.

| Associated undertakings | Principal Activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Company Limited .................. | Fund management | 40 | Thailand | Thailand |
| Apollo Investment Management Limited ............................ | Fund management | 33 | Guernsey | Singapore |
| Euractions Management Limited ...... | Fund management | 50 | Scotland | UK |

The principal companies in which the Group interest was more than 10 per cent. at 30th September 2004 were as follows:

| Subsidiary undertakings | Principal Activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Asia Limited ............................ | Fund management | 100 | Singapore | Singapore |
| Aberdeen Asset Management Holdings Limited[(1)] ........................... | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Management Limited[(2)] ........................... | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Managers (C.I.) Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Jersey Limited[(3)] ........................... | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Limited .... | Fund management | 100 | Scotland | UK |
| Aberdeen Property Investors Holdings AB ................................ | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Asset Management, Inc..... | Fund management | 100 | USA | USA |
| Aberdeen International (IoM) Life Assurance Limited ................. | Life assurance | 100 | Isle of Man | Isle of Man |
| Aberdeen International Fund Managers Limited ................. | Fund distribution | 100 | Hong Kong | Hong Kong |
| Aberdeen International Limited* ...... | Long term assurance | 100 | Guernsey | Guernsey |
| Aberdeen International Management Ireland Limited .................... | Fund management | 100 | Ireland | Ireland |
| Aberdeen Murray Johnstone Limited[(4)] | Fund management | 100 | Scotland | UK |
| Aberdeen Private Wealth Management Limited ............................ | Fund management | 100 | Jersey | Jersey |
| Aberdeen Property Investors AB[(5)]..... | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Unit Trust Managers Limited | Unit trust management | 100 | England | UK |
| Edinburgh Fund Managers plc[(6)] ...... | Fund management | 100 | Scotland | UK |
| Edinburgh Unit Trust Managers Limited[(6)] ........................... | Unit trust management | 100 | Scotland | UK |
| Edinburgh Portfolio Limited[(6)]......... | Fund management | 100 | Scotland | UK |

Notes:

(1) Held by Aberdeen Asset Management Asia Limited

(2) Held by Aberdeen Asset Management Holdings Limited

(3) Held by Aberdeen Private Wealth Management Limited

(4) Includes the Murray Johnstone Group of companies

(5) Held by Aberdeen Property Investors Holding AB

(6) Held by Edinburgh Fund Managers Group Limited

* The year end of the company is 31st March

All of the above investments consist of holdings of ordinary share capital. The Company also owns 100 per cent. of the deferred shares issued by Aberdeen Unit Trust Managers Limited and holds investments in other subsidiary undertakings, the results of which are not significant in the Group context.

A full list of the Group companies will be included in the Company's annual return.

| Associated undertakings | Principal Activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Company Limited | Fund management | 40 | Thailand | Thailand |
| Apollo Investment Management Limited | Fund management | 33 | Guernsey | Guernsey |

## 6.16 Stocks

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| Units in managed funds | 720 | 192 | 519 |

## 6.17 Debtors

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| **Amounts due within one year** | | | |
| Unit trust trustees for units liquidated | 4,162 | 731 | 663 |
| Debtors for unit sales | 5,207 | 9,511 | 14,918 |
| | 9,369 | 10,242 | 15,581 |
| Other trade debtors | 27,354 | 9,605 | 6,014 |
| Prepayments and accrued income | 15,251 | 15,910 | 19,329 |
| Other debtors | 3,833 | 3,880 | 3,506 |
| Deferred tax assets | — | 344 | — |
| Deferred consideration | — | — | 1,300 |
| | 55,807 | 39,981 | 45,730 |

**Amounts falling due after more than one year included above are:**

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| Other debtors | — | 319 | 387 |
| Prepayments and accrued income | — | 7 | 314 |
| Deferred consideration | — | — | 1,300 |

## 6.18 Current asset investments

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| Listed on London Stock Exchange | 927 | 812 | 424 |
| Unlisted | 2,005 | 2,000 | — |
| | 2,932 | 2,812 | 424 |

The market value of listed investments held at 30th September 2002, 2003 and 2004 was £995,000, £997,000 and £588,000 respectively. The major unlisted investment represented seed capital invested in a property fund.

### 6.19 Analysis of the balances of cash as shown in the balance sheet

| (£000) | 2002 | Change in year | 2003 | Change in year | 2004 |
|---|---|---|---|---|---|
| Cash at bank and in hand ....... | 32,490 | (9,487) | 23,003 | (5,240) | 17,763 |
| Bank overdraft .................. | (13,530) | (15,987) | (29,517) | (11,918) | (41,435) |
| | 18,960 | (25,474) | (6,514) | (17,158) | (23,672) |

| (£000) | 2003 | 2004 |
|---|---|---|
| **Analysis of the changes in cash** | | |
| Net cash (outflow) inflow before adjustment for the effects of foreign exchange rates ........ | (25,413) | (15,446) |
| Effects of foreign exchange rates ........ | (61) | (1,712) |
| | (25,474) | (17,158) |

### 6.20 Assets of long-term life assurance business

The assets of the long-term life assurance business held to meet liabilities to policy holders, based on market values, were:

| (£000) | 2002 | 2003 | Isle of Man | Aberdeen International | 2004 Total |
|---|---|---|---|---|---|
| Listed investments .............. | 57,396 | 45,254 | 23,400 | 14,518 | 37,918 |
| Unit trusts ........................ | 146,414 | 147,471 | 125,964 | 17,134 | 143,098 |
| Unlisted investments ............ | 7,009 | 7,472 | 1,263 | 8,186 | 9,449 |
| Cash and deposits ................ | 43,003 | 47,765 | 28,194 | 10,883 | 39,077 |
| Other assets (liabilities) .......... | 2,002 | (634) | 1,503 | — | 1,503 |
| | 255,824 | 247,328 | 180,324 | 50,721 | 231,045 |

| (£000) | 2002 | 2003 | Isle of Man | Aberdeen International | 2004 Total |
|---|---|---|---|---|---|
| **Analysis of long term business technical account** | | | | | |
| Premium income ................. | 19,334 | 7,955 | 7,349 | 157 | 7,506 |
| Investment income, gains and losses .......................... | (18,365) | 18,654 | 10,194 | 3,554 | 13,748 |
| Claims and benefits .............. | (40,540) | (27,305) | (22,267) | (6,321) | (28,588) |
| Commission and administration .. | (4,088) | (4,240) | (3,852) | (356) | (4,208) |
| Transfer out of fund ............ | (13,950) | (4,000 | (4,980) | — | (4,980) |
| Movement in escrow provision .. | — | 440 | 239 | — | 239 |
| Increase/(decrease) in fund ....... | (57,609) | (8,496) | (13,317) | (2,966) | (16,283) |
| Fund brought forward ........... | 56,521 | 255,824 | 193,641 | 53,687 | 247,328 |
| Funds at date of acquisition ..... | 256,912 | — | — | — | — |
| Fund carried forward ............ | 255,824 | 247,328 | 180,324 | 50,721 | 231,045 |

**6.21 Share capital**

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| **Authorised:** | | | |
| Ordinary shares of 10p | 33,500 | 33,500 | 33,500 |
| 5.25% Redeemable preference shares of £1 | 39,000 | 39,000 | 39,000 |
| Deferred shares of 10p | 1,250 | 1,250 | 1,250 |
| Performance shares of 50p | 1,250 | 1,250 | 1,250 |
| | 75,000 | 75,000 | 75,000 |
| **Allotted, called up and fully paid:** | | | |
| Ordinary shares of 10p | 17,554 | 17,691 | 23,620 |
| 5.25% Redeemable preference shares of £1 | 20,685 | 10,343 | — |
| Performance shares of 50p | 172 | — | — |
| | 38,411 | 28,034 | 23,620 |

During the year to 30th September 2004, a total of 58,474,000 ordinary shares of 10p were issued at an average price of 86.26p per share in respect of the acquisition of the entire issued share capital of Edinburgh Fund Managers Group plc.

In the year to 30th September 2004, a total of 809,000 ordinary shares of 10p were issued at an average price of 72.37p pursuant to the exercise of options granted to employees under the 1994 Executive Share Option Scheme.

On 19th June 2002, 379,897 ordinary shares of 10p were issued at a price of 207.5p as consideration for an investment in Globe Financial Investments Limited.

On 23rd December 2002 576 ordinary shares of 10p were issued in respect of the conversion of Convertible Bonds 2007 to the value of £3,000. The conversion price was £5.20 per share.

The redeemable preference shares have no votes and are entitled to a fixed dividend of 5.25 per cent. per annum, payable quarterly in arrear on 31st January, 30th April, 31st July and 31st October. They were redeemed at par on 31st October 2003.

On 31st October 2002 and 31st October 2003, 10,342,000 and 10,343,000, respectively redeemable preference shares of £1 were redeemed at par. These amounts have been transferred to the capital redemption reserve.

During the year to 30th September 2003 274,500 performance shares of 50p converted into 1,372,500 ordinary shares of 10p and 69,500 performance shares of 50p converted into 347,500 deferred shares. The ordinary shares vested in individual holders and the deferred shares which were valueless were cancelled. The Performance share scheme has now been terminated.

The following share options granted under the 1994 Executive Share Option Scheme were in place at 30th September 2003:

| Date option granted | Option price per share | Period of exercise | Number of shares Total | Directors |
|---|---|---|---|---|
| 30th March 1994 ..... | 91p | 30th March 1999 – 29th March 2004 | 592,500 | 260,000 |
| 9th July 1998 ......... | 121p | 9th July 2003 – 9th July 2008 | 416,000 | 60,000 |
| 20th January 1999 .... | 101p | 20th January 2004 – 20th January 2009 | 1,650,000 | 250,000 |
| 8th December 1999 ... | 235p | 8th December 2004 – 8th December 2009 | 165,500 | — |
| 8th December 1999 ... | 261p | 8th December 2004 – 8th December 2009 | 1,839,500 | 340,000 |
| 26th June 2000 ....... | 531p | 26th June 2003 – 26th June 2010 | 1,535,000 | 475,000 |
| 6th December 2000 ... | 545p | 6th December 2003 – 6th December 2010 | 41,500 | — |
| 6th December 2000 ... | 556p | 6th December 2003 – 6th December 2010 | 263,500 | — |
| 5th June 2001 ........ | 584p | 5th June 2004 – 5th June 2011 | 163,800 | — |
| 5th June 2001 ........ | 585p | 5th June 2004 – 5th June 2011 | 1,408,700 | 320,000 |
| 10th June 2002 ....... | 261p | 10th June 2005 – 10th June 2012 | 921,500 | — |
| 11th June 2003 ....... | 59p | 11th June 2006 – 11th June 2013 | 3,543,000 | — |

The following share options granted under the 1994 Executive Share Option Scheme were in place at 30th September 2004:

| Date option granted | Option price per share | Period of exercise | Number of shares Total | Directors |
|---|---|---|---|---|
| 9th July 1998 ......... | 121p | 9th July 2003 – 9th July 2008 | 396,000 | 70,000 |
| 20th January 1999 .... | 101p | 20th January 2004 – 20th January 2009 | 1,587,500 | 400,000 |
| 8th December 1999 ... | 235p | 8th December 2004 – 8th December 2009 | 127,000 | — |
| 8th December 1999 ... | 261p | 8th December 2004 – 8th December 2009 | 1,748,000 | 540,000 |
| 26th June 2000 ....... | 531p | 26th June 2003 – 26th June 2010 | 1,240,000 | 475,000 |
| 5th June 2001 ........ | 584p | 5th June 2004 – 5th June 2011 | 94,500 | — |
| 5th June 2001 ........ | 585p | 5th June 2004 – 5th June 2011 | 1,093,500 | 320,000 |
| 10th June 2002 ....... | 261p | 10th June 2005 – 10th June 2012 | 362,750 | — |
| 11th June 2003 ....... | 59p | 11th June 2006 – 11th June 2013 | 3,243,500 | 89,000 |
| 23rd January 2004 .... | 80p | 23rd January 2007 – 23rd January 2014 | 409,700 | — |
| 23rd January 2004 .... | 84p | 23rd January 2007 – 23rd January 2014 | 3,970,300 | 646,000 |

Options may only be exercised if the Remuneration Committee is satisfied that earnings per share, before goodwill amortisation, impairment provisions and exceptional items have increased over a period of three years or longer by 5 per cent. per annum in excess of the average growth in the stock markets in which the Group's assets under management are invested.

6.22 Reserves

| (£000) | Share premium account | Capital redemption reserve | Revaluation reserve | Merger reserve | Profit and loss account |
|---|---|---|---|---|---|
| **At 30th September 2002** ...... | 19,203 | 10,395 | 12,358 | 133,994 | (7,173) |
| Arising on the issue of shares | 2 | — | — | — | — |
| Revaluation of fixed asset investments ................ | — | — | 3,171 | — | — |
| Redemption of share capital .. | — | — | — | — | (10,342) |
| Arising on redemption of share capital ............... | — | 10,377 | — | — | — |
| Retained loss for year ......... | — | — | — | — | (22,525) |
| Exchange gains ............... | — | — | — | — | 1,102 |
| **At 30th September 2003** ...... | 19,205 | 20,772 | 15,529 | 133,994 | (38,938) |
| Arising on the issue of shares | 505 | — | — | 44,592 | — |
| Revaluation of fixed asset investments ................ | — | — | 4,428 | — | — |
| Redemption of share capital .. | — | 10,343 | — | — | (10,343) |
| Transfer on disposal .......... | — | — | — | (5,896) | 5,896 |
| Retained loss for year ......... | — | — | — | — | (90,254) |
| Exchange loss ................. | — | — | (56) | — | (475) |
| **At 30th September 2004** ...... | 19,710 | 31,115 | 19,901 | 172,690 | (134,114) |

The cumulative amount of goodwill written off against reserves in respect of acquisitions prior to 1st October 1998 when FRS 10: *Goodwill and intangible assets* was adopted, amounts to £13,818,000 (2003 – £13,818,000).

**Reconciliation of movements in shareholders' funds**

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| Profit/(loss) for the financial year ......................... | 6,878 | (14,862) | (80,771) |
| Dividends ............................................... | (11,632) | (7,663) | (9,483) |
| Retained loss for the year ............................... | (4,754) | (22,525) | (90,254) |
| Translation of foreign currency net investments ......... | (735) | 1,102 | (531) |
| Issue of share capital .................................... | 831 | 2 | 51,026 |
| Redemption of preference shares ........................ | (10,343) | (10,342) | (10,343) |
| Cancellation of performance shares ...................... | (152) | — | — |
| Revaluation of fixed asset investments .................. | 2,521 | 3,171 | 4,428 |
| Net decrease in shareholders' funds ...................... | (12,632) | (28,592) | (45,674) |
| Opening shareholders' funds ............................. | 219,820 | 207,188 | 178,596 |
| Closing shareholders' funds ............................... | 207,188 | 178,596 | 132,922 |

**6.23 Creditors due within one year**

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| Unit trust trustees for units created | 3,499 | 688 | 4,542 |
| Creditors for unit repurchases | 11,051 | 4,538 | 3,800 |
| | 14,550 | 5,226 | 8,342 |
| Bank overdraft | 13,530 | 29,517 | 41,435 |
| Bank term loans | 26,664 | 26,455 | 27,500 |
| 7% Convertible subordinated loan notes | 23,888 | 19,562 | 15,197 |
| Unsecured guaranteed loan notes 2000 – 2005 | — | — | 179 |
| Unsecured guaranteed loan notes 2003 – 2008 | — | — | 637 |
| Other trade creditors | 5,699 | 3,869 | 3,349 |
| Accruals | 26,140 | 23,501 | 21,364 |
| UK Corporation tax | 8,463 | 16,400 | 10,913 |
| Non UK taxation | 2,623 | 1,380 | 1,916 |
| Tax and social security | 2,011 | 2,912 | 978 |
| Dividends payable | 3,957 | 3,629 | 4,724 |
| Deferred consideration due on acquisition | 600 | 1,000 | — |
| Other creditors | 6,763 | 9,921 | 41,625 |
| | 134,888 | 143,372 | 178,159 |

The Company's bank overdraft is part of a group working capital facility in support of which cross guarantees are provided by certain subsidiary undertakings. At 30th September 2004 the net amount guaranteed by the Company under the arrangement was £nil (2003 – £nil). The Company's term loan is supported by guarantees from certain subsidiary undertakings in favour of Bank of Scotland.

U.S.$37.5 million 7 per cent. Convertible Subordinated Loan Notes were issued to The Phoenix Companies, Inc on 15th April 1996. The balance outstanding at 30th September 2003 was U.S.$32,500,000 and the Company repaid a further U.S.$5,000,000 during the year leaving a balance outstanding of U.S.$27,500,000 at 30th September 2004. The notes were repaid in full on 18th November 2004.

**6.24 Creditors due after more than one year**

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| Bank term loans | 96,071 | 25,272 | 2,625 |
| 5.875% Convertible bonds 2007 | 100,000 | 99,997 | 99,997 |
| Issue costs on convertible bonds | (3,212) | (2,468) | (1,724) |
| Floating rate guaranteed unsecured loan stock | 10,000 | 10,000 | — |
| Non UK taxation | 10 | — | — |
| Unsecured guaranteed loan notes 2003-2008 | — | — | 1,182 |
| Other creditors | 1,980 | — | 460 |
| | 204,849 | 132,801 | 102,540 |

£100 million 5.875 per cent. Convertible Bonds 2007 were issued on 14th January 2002. The Bonds are convertible into Ordinary Shares of the Company at any time after 24th February 2002 at the option of the holder at an initial conversion price of 520p per share. Unless previously redeemed, purchased and cancelled, or converted, the Bonds are redeemable on 14th January 2007 at their principal amount.

The £10 million floating rate guaranteed unsecured loan stock issued to Life Assurance Holding Corporation was repaid during the year ended 30th September 2004.

The liability in respect of the Unsecured guaranteed loan notes 2000-2005 and 2003-2008 was taken on by the Group as a result of the acquisition of Edinburgh Fund Managers Group plc. The total value of the notes outstanding at 30th September 2004 was £1,998,000. The loan notes are redeemable, subject to certain restrictions, during the period 31st December 2004 to 30th June 2008. The maximum amount which may be redeemed during the next year is £816,000 and is included in creditors due within one year. The amount due after more than one year is £1,182,000. Of this balance, the maximum repayable within one to two years is £591,000 and the balance of £591,000 is repayable within two to five years. Bank of Scotland has provided a guarantee in respect of these loan notes.

The Group's borrowings are subject to a number of conditions which, in accordance with standard practice, are reviewed and discussed with the lenders from time to time. The Board, having regard to its business plans, is confident that the Group will continue to comply with conditions for the foreseeable future. Further details of the Group's funding arrangements are provided at 6.30.

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| **Bank loans** | | | |
| Payable within 2-5 years | 64,055 | — | 125 |
| Payable within 1-2 years | 32,016 | 25,272 | 2,500 |
| | 96,071 | 25,272 | 2,625 |
| Payable within one year | 26,664 | 26,455 | 27,500 |
| | 122,735 | 51,727 | 30,125 |
| **At beginning of financial year** | 194,596 | 122,735 | 51,727 |
| New loans drawn | — | 754 | — |
| On acquisition of subsidiary | — | — | 7,670 |
| Instalments repaid | (71,861) | (71,762) | (29,272) |
| **At end of financial year** | 122,735 | 51,727 | 30,125 |

| Analysis of changes in net debt (£000) | At October 1, 2003 | Cash flow | Acquisitions (excluding cash and overdrafts) | Other non-cash changes | Exchange movement | At September 30, 2004 |
|---|---|---|---|---|---|---|
| Cash at bank and in hand | 23,003 | (3,528) | — | — | (1,712) | 17,763 |
| Bank overdraft | (29,517) | (11,918) | — | — | — | (41,435) |
| | (6,514) | (15,446) | — | — | (1,712) | (23,672) |
| Debt due within one year | (26,455) | 41,448 | (5,196) | (38,113) | — | (28,316) |
| Convertible debt due within one year | (19,562) | 2,793 | — | — | 1,572 | (15,197) |
| Debt due after more than one year | (35,272) | — | (6,648) | 38,113 | — | (3,807) |
| Convertible debt due after more than one year | (97,529) | — | — | (744) | — | (98,273) |
| | (178,818) | 44,241 | (11,844) | (744) | 1,572 | (145,593) |
| Total | (185,332) | 28,795 | (11,844) | (744) | (140) | (169,265) |

**6.25 Financial instruments**

***Interest rates and currency risk profiles***

The interest rate and currency profiles of the Group's financial liabilities at 30th September were as follows:

| 2003 (£000) | Fixed rate | Variable rate | Total |
|---|---|---|---|
| Sterling | | | |
| Bank overdrafts | — | 29,517 | 29,517 |
| Bank term loans | 51,727 | — | 51,727 |
| 5.875% Convertible Bonds 2007 | 99,997 | — | 99,997 |
| Floating rate guaranteed unsecured loan stock | — | 10,000 | 10,000 |
| Deferred consideration | — | 1,000 | 1,000 |
| | 151,724 | 40,517 | 192,241 |
| U.S. Dollar | 19,562 | — | 19,562 |
| | 171,286 | 40,517 | 211,803 |

| 2004 (£000) | Fixed rate | Variable rate | Total |
|---|---|---|---|
| Sterling | | | |
| Bank overdrafts | — | 41,435 | 41,435 |
| Bank term loans | — | 30,125 | 30,125 |
| 5.875% Convertible Bonds 2007 | 99,997 | — | 99,997 |
| Unsecured guaranteed loan notes 2000 – 2005 | — | 179 | 179 |
| Unsecured guaranteed loan notes 2003 – 2008 | — | 1,819 | 1,819 |
| | 99,997 | 73,558 | 173,555 |
| U.S. Dollar | 15,197 | — | 15,197 |
| | 115,194 | 73,558 | 188,752 |

The sterling liabilities comprise the Convertible Bonds 2007, which bear interest at a fixed rate of 5.875 per cent. p.a., the unsecured guaranteed loan notes which bear interest at 1 per cent. below LIBOR and the bank term loans. The term loans bear interest at 1.5 per cent. over

LIBOR on balances up to £65,125,000 and 1.75 per cent. on the excess. The term loans and overdraft facilities were renegotiated after the year end.

The U.S. dollar liabilities, comprising the Convertible Loan Notes, bear interest at a rate of 8.0 per cent. p.a. (2003: 7.5 per cent. p.a.). The Group has undertaken a currency swap during the year to hedge its U.S. dollar liabilities. There was no material gain or loss to the Group over the year, taking account of currency movements and swap costs. At 30th September 2004 the fair value of the swap was a liability of £34,000. This is included in creditors due within one year. The swap was terminated shortly after the year end and the Loan Notes were repaid on 18th November 2004.

The interest rate and currency profiles of the Group's financial assets at 30th September 2003 and 2004 respectively were as follows:

| (£000) | Floating rate 2003 | No Interest 2003 | Total 2003 | Floating rate 2004 | No interest 2004 | Total 2004 |
|---|---|---|---|---|---|---|
| Sterling | 10,904 | 31,829 | 42,733 | 11,373 | 45,268 | 56,641 |
| U.S. Dollar | 1,903 | 259 | 2,162 | 2,034 | — | 2,034 |
| Euro currencies | 364 | 1,078 | 1,442 | 1,358 | — | 1,358 |
| Other currencies | 10,038 | 3,494 | 13,532 | 4,462 | 2,866 | 7,328 |
| Total | 23,209 | 36,660 | 59,869 | 19,227 | 48,134 | 67,361 |

The no interest financial assets do not have a maturity date. They principally comprise fixed asset investments and long term other debtors and prepayments. The floating rate financial assets principally comprise cash and deposit balances and deferred consideration which earn interest at rates which fluctuate according to money market rates.

The fair values of the financial assets and liabilities, other than the Group's investment in Lombard International Assurance SA, are not materially different to their carrying amounts. The Group's accounting policy for valuing Lombard is to use embedded value as it is considered to be the best estimate of fair value of this investment. The latest such valuation was carried out at 31st December 2003. However, on 26th October 2004 the Company announced that it had conditionally agreed to dispose of its entire shareholding in Lombard therefore fair value of this investment is considered to be the proceeds from this disposal.

***Foreign net investment***

The majority of the Group's subsidiaries use sterling as their reporting currency. The foreign currency net monetary assets of subsidiaries which adopt a different reporting currency are as follows:

| (£000) | Total 2003 | Total 2004 |
|---|---|---|
| U.S. dollar | 3,229 | 2,690 |
| Singapore dollar | 1,881 | 1,569 |
| Australian dollar | 1,851 | 956 |
| Euro currencies | 1,036 | — |
| Nordic currencies | 7,344 | 10,516 |

### 6.26 Provisions for liabilities and charges

| (£000) | Provision for Uplift Plan | Provision for liabilities on pension scheme | Deferred taxation | Total |
|---|---|---|---|---|
| **At 30th September 2002** | — | 5,499 | 1,413 | 6,912 |
| Utilised in the year | — | (1,320) | — | (1,320) |
| Reclassification of opening balance | — | — | (100) | (100) |
| Credit to profit and loss account | — | — | (1,313) | (1,313) |
| **At 30th September 2003** | — | 4,179 | — | 4,179 |
| Transferred from debtors | — | — | (344) | (344) |
| Arising on acquisitions | — | 9,000 | 9,811 | 18,811 |
| On disposal of subsidiaries | — | — | 136 | 136 |
| Utilised | — | (7,447) | — | (7,447) |
| Provided (credited) in the year | 39,200 | — | (8,979) | 30,221 |
| Exchange movement | — | — | 69 | 69 |
| **At 30th September 2004** | 39,200 | 5,732 | 693 | 45,625 |

The Board has resolved to offer an Uplift Plan to eligible investors in Aberdeen Progressive Growth Unit Trust ("**Progressive**"), a retail unit trust which, since its launch in August 2000, has invested principally in the zero dividend preference shares of a range of split capital closed end funds.

The Uplift Plan is available to investors who bought units in Progressive between launch and 28th June 2002 and offers those investors the opportunity to receive the initial cost of their investment on the redemption of their holdings on or around the 5th anniversary of their investment. Payments to eligible investors who have previously sold their holdings will also be offered, at a discounted rate. Investors who accept the offer to participate in the Uplift Plan will do so in full and final settlement of any remedies that they may consider they would otherwise have.

An interim payment will be made to investors shortly after their acceptance of the Uplift Plan, with any further payments to be made on or around the 5th anniversary of each individual's original date of investment. These further payments will be made over the period from August 2005 to October 2006.

The cost to the Group of providing this Uplift Plan will depend upon a number of factors, including:

- the proportion of eligible investors who choose to accept the offer of participation;
- future stock market performance;
- the discount to net asset value at which the stocks in the Progressive portfolio trade in future; and
- any changes to the structure or financing of any stocks in the Progressive portfolio.

Progressive will continue to be managed in accordance with its objective and all relevant regulations and the portfolio will remain diversified across a range of suitable investments.

Depending upon the impact of the factors described above, there is a wide range of potential outcomes. However, the Group is taking steps to limit the maximum cost, in the event of a sustained, material fall in both equity and bond markets, to approximately £54 million. This level of cost would arise in the event that the FTSE 100 index traded consistently below 3,000 during the period August 2005 to October 2006 and that other equity and bond markets were similarly affected.

In accordance with the provisions of FRS 12 *Provisions and Contingencies*, provision for the potential cost of the Uplift Plan has been made on the basis of the present value of the best estimate of the likely outcome. The principal assumptions used are:

- 100 per cent. acceptance by eligible investors;
- equity and bond markets decline at 5 per cent. per annum during 2005 and 2006;
- the stocks in the Progressive portfolio trade at an average discount of 15 per cent. to their respective net asset values; and
- no material changes in the structure or financing of any stocks in the portfolio.

The value of the provision for these costs, before any tax benefit, is as follows:

| (£000) | 2003 | 2004 |
|---|---|---|
| Undiscounted | — | 43,300 |
| Discounted | — | 39,200 |

The sensitivity of the above figures to general movements in the equity and bond markets and to changes in the average discount of the stocks in the portfolio are approximately as follows:

| (£000) | Undiscounted | Discounted |
|---|---|---|
| Increase (decrease) in provision: | | |
| Equity and bond markets grow by 5% pa | (3,404) | (3,008) |
| Average discount narrows to 10% | (3,161) | (2,817) |
| Combination of both of the above | (6,760) | (6,000) |
| Equity and bond markets decline by 15% pa | 4,416 | 3,897 |
| Average discount widens to 20% | 3,168 | 2,823 |
| Combination of both of the above | 7,332 | 6,496 |

The pension scheme provision of £9 million arose on the acquisition of EFM. The amounts utilised relate to the payments made during the year to the EFM and Murray Johnstone pension schemes as disclosed in note 6.28. Bank of Scotland has provided a guarantee in respect of the outstanding provision for contributions to the EFM pension scheme.

The elements of deferred taxation are as follows:

| (£000) | 2003 | 2004 |
|---|---|---|
| Deficit on defined benefit pension scheme | (1,254) | (678) |
| Other timing differences | 910 | 1,371 |
| Deferred tax liability/(asset) (note 6.17) | (344) | 693 |

The Group has unrecognised deferred tax assets in the UK of £11,553,000 (2003 – £1,945,000) and in certain overseas subsidiary undertakings of £624,000 (2003 – £800,000).

### 6.27 Commitments

*Operating leases*

The Group has commitments for payments in the next year under operating leases which expire as follows:

| | Land and buildings | | Motor vehicles and plant and equipment | |
|---|---|---|---|---|
| (£000) | 2003 | 2004 | 2003 | 2004 |
| Within one year | 210 | 416 | 2 | 11 |
| Between two and five years | 1,285 | 1,528 | 97 | 12 |
| After five years | 3,719 | 3,241 | — | — |
| | 5,214 | 5,185 | 99 | 23 |

### 6.28 Pension costs

The Group has applied the phased transitional rules under Finance Reporting Standard 17: *Retirement Benefits* ("**FRS 17**"). The disclosures given in (a) are those required under Statement of Standard Accounting Practice 24: *Accounting for pension costs*, whilst disclosures required under FRS 17, to the extent not given in (a), are set out in (b).

(a) The Group's principal form of pension provision is by way of three defined contribution schemes operated world-wide. The Group also operates three defined benefit schemes in the UK: the CGA Staff Pension Fund, the Murray Johnstone Retirement Benefits Plan and the Edinburgh Fund Managers Group plc Retirement & Death Benefits Plan. All three schemes are closed to new membership and the CGA and Murray Johnstone schemes are closed to future service accrual. The EFM scheme closed to future service accruals from 31st December 2004.

The total contributions charged to profit in respect of the schemes operated by the Group were as follows:

| (£000) | 2003 | 2004 |
|---|---|---|
| (a) In respect of the Group's money purchase schemes: Pension cost charged to profit on ordinary activities | 3,750 | 2,777 |
| (b) In respect of the Group's defined benefit schemes: Pension cost charged to profit on ordinary activities | 145 | 1,416 |
| (c) In respect of the Group's overseas schemes: Pension cost charged to loss on ordinary activities | 1,731 | 2,367 |

*CGA Staff Pension Fund*

A full actuarial valuation was carried out at 1st April 2004, by an independent actuary. The main assumptions were:

| | |
|---|---|
| Discount rate – before retirement | 7.80% |
| – after retirement | 5.15% |
| Pensions increases | 2.94% |
| Price inflation | 2.94% |

The market value of the scheme's assets at 1st April 2004 was £3,711,000 and the actuarial value of these assets represented 71 per cent. of the value of the benefits that had accrued to members. The Company has agreed to make monthly contributions of £12,500 until 2013 to bring the plan funding back to 100 per cent. In addition the Company paid a special contribution of £500,000 shortly after 30th September 2004.

***Murray Johnstone Limited Retirement Benefits Plan***

A full actuarial valuation was carried out at 30th June 2004, by a qualified independent actuary. The main assumptions were:

| | |
|---|---|
| Discount rate – before retirement | 7.50% |
| – after retirement | 5.75% |
| Pensions increases (post June 1997 accrual) | 3.00% |
| Salary inflation | 5.00% |
| Price inflation | 3.00% |

The market value of the scheme's assets at 30th June 2004 was £23,992,000 and the actuarial value of these assets represented 63 per cent. of the value of the benefits that had accrued to members. There is now no further accrual of benefits in the scheme. The Company has made monthly contributions of £160,000 during 2004, and will shortly increase these to £170,000 per month to bring the plan funding back to 100 per cent.

***Edinburgh Fund Managers Group plc Retirement & Death Benefits Plan***

A full actuarial valuation was carried out at 31st January 2003 by an independent actuary using the attained age funding method. The main assumptions were:

| | |
|---|---|
| Discount rate | 6.50% |
| Pensions increases* | 2.50% |
| Salary inflation | 2.50% |
| Price inflation | 2.50% |

Note:

* Some pensioners receive a minimum increase of 3 per cent. p.a.

The market value of the scheme's assets at 31st January 2003 was £22,388,000 and the actuarial value of these assets represented 70 per cent. of the value of the benefits that had accrued to members.

During the year to 30th September 2004, a special contribution of £4,000,000 was made to the scheme and the Company agreed to make further special contributions of £139,000 monthly over a three year period from 1st November 2003. These payments are included within the utilisation of provision shown at 6.26.

(b) The actuarial valuations referred to in (a) above were updated to 30th September 2004 by the respective independent actuaries. The financial assumptions used by the actuaries to calculate scheme liabilities under FRS 17 were (in normal terms):

| | **CGA Staff Pension Fund** | | |
|---|---|---|---|
| **Valuation method** | **at September 30, 2002 Projected unit** | **at September 30, 2003 Projected unit** | **at September 30, 2004 Projected unit** |
| Discount rate | 5.75% | 5.50% | 5.70% |
| Pension increases | | | |
| – pre July 1997 accrual | 5.00% | 5.00% | 5.00% |
| – post July 1997 accrual | 2.25% | 2.75% | 2.60% |
| Price inflation | 2.25% | 2.75% | 2.60% |

| Valuation method | Murray Johnstone Limited Retirement Benefits Plan | | |
|---|---|---|---|
| | at September 30, 2002 Projected unit | at September 30, 2003 Projected unit | at September 30, 2004 Projected unit |
| Discount rate | 5.75% | 5.50% | 5.70% |
| Pension increases | | | |
| – pre July 1997 accrual | 5.00% | 5.00% | 5.00% |
| – post July 1997 accrual | 2.25% | 2.75% | 2.60% |
| Contributory salary increases | 4.25% | 4.75% | 4.60% |
| Price inflation | 2.25% | 2.75% | 2.60% |

| Valuation method | Edinburgh Fund Managers Retirement & Death Benefits Plan | |
|---|---|---|
| | at September 30, 2003 Projected unit | at September 30, 2004 Projected unit |
| Discount rate | 5.50% | 5.70% |
| Pension increases | | |
| – Edinburgh staff | 3.00% | 3.00% |
| – Ex-Dunedin staff | 2.75% | 2.60% |
| Contributory salary increases | 4.75% | 4.60% |
| Price inflation | 2.75% | 2.60% |

The assumptions used by the actuaries are considered to represent the most appropriate estimates chosen from a range of actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The assumed long-term rates of return on the scheme assets were as follows:

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| Equities | 6.75% | 7.00% | 7.50% |
| Bonds | 3.75% | 4.00% | 4.75% |
| Cash | 3.25% | 2.75% | 4.50% |

*Projected position*

The market value at 30th September 2004 of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

| | CGA Staff Pension Fund | | |
|---|---|---|---|
| (£000) | at September 30, 2002 | at September 30, 2003 | at September 30, 2004 |
| Equities | 681 | 830 | 775 |
| Bonds | 2,787 | 2,603 | 2,799 |
| Cash | 41 | 66 | 596 |
| Total market value of assets | 3,509 | 3,499 | 4,170 |
| Actuarial value of liabilities | (4,796) | (5,006) | (4,800) |
| Deficit in the scheme | (1,287) | (1,507) | (630) |
| Related deferred tax asset | 386 | 452 | 189 |
| Net pension liabilities | (901) | (1,055) | (441) |

| | Murray Johnstone Limited Retirement Benefits Plan | | |
|---|---|---|---|
| (£000) | at September 30, 2002 | at September 30, 2003 | at September 30, 2004 |
| Equities | 16,347 | 13,729 | 15,818 |
| Bonds | 1,619 | 5,801 | 6,987 |
| Cash | 1,064 | 1,962 | 2,160 |
| Total market value of assets | 19,030 | 21,492 | 24,965 |
| Actuarial value of liabilities | (38,874) | (45,456) | (44,608) |
| Deficit in the scheme | (19,844) | (23,964) | (19,643) |
| Related deferred tax asset | 5,953 | 7,189 | 5,893 |
| Net pension liabilities | (13,891) | (16,775) | (13,750) |

| (£000) | Edinburgh Fund Managers Retirement & Death Benefits Plan at September 30, 2003 | at September 30, 2004 |
|---|---|---|
| Equities | 20,167 | 22,404 |
| Bonds | 2,829 | 7,750 |
| Cash | 1,470 | 2,665 |
| Total market value of assets | 24,466 | 32,819 |
| Actuarial value of liabilities | (42,500) | (39,719) |
| Deficit in the scheme | (18,034) | (6,900) |
| Related deferred tax asset | 5,410 | 2,070 |
| Net pension liabilities | (12,624) | (4,830) |

Edinburgh Fund Managers Group plc ("**EFM**") was acquired on 24th October 2003. The comparative figures for 30th September 2003 relate to the position prior to the acquisition by the Company and represent a close approximation to the position at date of acquisition.

The net pension liabilities would have a consequential effect on net assets and the profit and loss account as set out in the table below.

| (£000) | Net Assets 2002[(1)] | Profit and loss account 2002[(1)] | Net assets 2003[(1)] | Profit and loss account 2003[(1)] | Net assets 2004 | Profit and loss account 2004 |
|---|---|---|---|---|---|---|
| **Effect on consolidated Group balance sheet** | | | | | | |
| Excluding pension liabilities | 207,188 | (7,713) | 178,596 | (38,938) | 132,922 | (134,114) |
| Pension liabilities | (14,792) | (14,792) | (17,830) | (17,830) | (19,021) | (19,021) |
| SSAP24 pension liability | 3,849 | 3,849 | 2,925 | 2,925 | 5,054 | 5,054 |
| Including pension liabilities | 196,245 | (18,116) | 163,691 | (53,843) | 118,955 | (148,081) |

Note:
(1) The comparative figures for 2003 and 2002 exclude the EFM scheme.

An element of the deficit relating to the Murray Johnstone Scheme was recognised at the date of acquisition of the Murray Johnstone Group. A provision of £6,020,000 (£4,214,000 net of deferred tax) was made at that time. An element of the deficit relating to the EFM plan was recognised at the date of acquisition. A provision of £9,000,000 was made at that time. Both provisions, net of contributions made to date to reduce the deficits, are included with "Provisions for liabilities and charges" (see 6.26). These provisions are being released in line with contributions now being made.

| (£000) | CGA Staff Pension Fund 2003 | 2004 |
|---|---|---|
| **Movement in deficit during the year** | | |
| Deficit in scheme at beginning of year | (1,287) | (1,507) |
| Movement in year: | | |
| Contributions | 145 | 645 |
| Net interest cost | (117) | (104) |
| Actuarial gain (loss) | (248) | 336 |
| Deficit in scheme at end of year | (1,507) | (630) |

| (£000) | Murray Johnstone Limited Retirement Benefits Plan 2003 | 2004 |
|---|---|---|
| **Movement in deficit during the year** | | |
| Deficit in scheme at beginning of year | (19,844) | (23,964) |
| Movement in year: | | |
| Contributions | 1,395 | 1,920 |
| Net interest cost | (996) | (1,198) |
| Actuarial gain (loss) | (4,519) | 3,599 |
| Deficit in scheme at end of year | (23,964) | (19,643) |

| (£000) | Edinburgh Fund Managers Retirement & Death Benefits Plan 2003 | 2004 |
|---|---|---|
| **Movement in deficit during the year** | | |
| Deficit in scheme at beginning of year | (18,371) | (18,034) |
| Movement in year: | | |
| Current service cost | (1,229) | (1,080) |
| Contributions | 1,446 | 6,415 |
| Past service costs | — | (252) |
| Net interest costs | (488) | (507) |
| Actuarial gain | 608 | 6,558 |
| Deficit in scheme at end of year | (18,034) | (6,900) |

The above table for Edinburgh Fund Managers shows the movement in the deficit for the year to 30th September 2004 and the comparatives for the previous year. The movement in 2003 and an element of the 2004 movements relate to periods prior to acquisition of Edinburgh Fund Managers on 24th October 2003.

***Amount charged to operating profit/(loss)***

If FRS 17 had been adopted the amount charged to operating profit/(loss) would have been £1,221,000 (2003 – £nil) in respect of all schemes.

| | CGA Staff Pension Fund | | Murray Johnstone Limited Retirement Benefits Plan | | Edinburgh Fund Managers Retirement & Death Benefits Plan | |
|---|---|---|---|---|---|---|
| (£000) | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 |
| **Analysis of net interest cost on pension scheme** | | | | | | |
| Expected return on pension scheme assets | 148 | 164 | 1,209 | 1,287 | 897 | 1,829 |
| Interest on pension liabilities | (265) | (268) | (2,205) | (2,485) | (1,385) | (2,336) |
| Net interest cost | (117) | (104) | (996) | (1,198) | (488) | (507) |

| (£000) | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 |
|---|---|---|---|---|---|---|
| **Analysis of amount recognised in statement of total recognised gains and losses** | | | | | | |
| Actual return less expected return on assets | 85 | 127 | 927 | 804 | 3,558 | 1,496 |
| Experience gains and losses on liabilities | 60 | 57 | (51) | 1,615 | 1,396 | 2,219 |
| Changes in assumptions | (393) | 152 | (5,395) | 1,180 | (4,346) | 2,843 |
| Actuarial gain (loss) | (248) | 336 | (4,519) | 3,599 | 608 | 6,558 |

| | CGA Staff Pension Fund | |
|---|---|---|
| (£000) | 2003 | 2004 |
| **History of experience gains and losses** | | |
| Difference between expected and actual return on scheme assets: | 85 | 127 |
| Percentage of year end market value of scheme assets | 2.4% | 3.0% |
| Experience gains and losses on scheme liabilities: | 60 | 57 |
| Percentage of year end actual value of scheme liabilities | 1.2% | 1.2% |
| Change in assumptions | (393) | 152 |
| Percentage of year end actual value of scheme liabilities | (7.9%) | 3.2% |
| Total amount recognised in statement of total recognised gains and losses: | (248) | 336 |
| Percentage of year end actuarial value of scheme liabilities | 5.0% | 7.0% |

| (£000) | Murray Johnstone Limited Retirement Benefits Plan 2003 | 2004 |
|---|---|---|
| **History of experience gains and losses** | | |
| Difference between expected and actual return on scheme assets: .... | 927 | 804 |
| Percentage of year end market value of scheme assets ............... | 4.3% | 3.2% |
| Experience gains and losses on scheme liabilities: ...................... | (51) | 1,615 |
| Percentage of year end actual value of scheme liabilities ............. | (0.1%) | 3.6% |
| Change in assumptions ............................................... | (5,395) | 1,180 |
| Percentage of year end actual value of scheme liabilities ............. | (11.9%) | 2.6% |
| Total amount recognised in statement of total recognised gains and losses: ............................................................ | (4,519) | 3,599 |
| Percentage of year end actuarial value of scheme liabilities ........... | (9.9%) | 8.1% |

| (£000) | Edinburgh Fund Managers Retirement & Death Benefits Plan 2003 | 2004 |
|---|---|---|
| History of experience gains and losses | | |
| Difference between expected and actual return on scheme assets: .... | 3,558 | 1,496 |
| Percentage of year end market value of scheme assets ............... | 14.5% | 4.6% |
| Experience gains and losses on scheme liabilities: ...................... | 1,396 | 2,219 |
| Percentage of year end actual value of scheme liabilities ............. | 3.3% | 5.6% |
| Change in assumptions ............................................... | (4,346) | 2,843 |
| Percentage of year end actual value of scheme liabilities ............. | (10.2%) | 7.2% |
| Total amount recognised in statement of total recognised gains and losses: ............................................................ | 608 | 6,558 |
| Percentage of year end actuarial value of scheme liabilities ........... | 1.4% | 16.5% |

**6.29 Contingent liabilities**

On 3rd April 2003, the board of Real Estate Opportunities Limited ("**REO**") announced it had terminated Aberdeen's management contract with immediate effect and indicated that it held Aberdeen liable for damages in respect of losses incurred on its income portfolio. No proceedings have been issued by REO. Aberdeen does not accept the validity of REO's termination without notice. Aberdeen has rejected the claim and, if proceedings are brought, they will be vigorously defended. Aberdeen has a claim for its accrued fees and for fees relating to the 12 months notice period provided for in the management contract. Having taken legal advice the Board considers that there is no need for any provision in respect of any action threatened by REO.

As disclosed in 6.26, The Board has made appropriate provision for the estimated costs of providing an Uplift Plan to investors in Aberdeen Progressive Growth Unit Trust ("**Progressive**"). The cost has been estimated on the basis that all eligible investors elect to participate in the Plan, which is being offered on a voluntary basis. The Board recognises that other avenues remain open to eligible investors unless they accept participation in the Uplift Plan and that there is therefore a wide range of potential outcomes. However, on the basis of legal advice, the Board does not believe that any material liability will crystallise in excess of the amount provided.

**6.30 Post balance sheet events**

***Banking Arrangements***

On 12th November 2004 the Company entered into new term loan and working capital facility agreements with Bank of Scotland under which the Group's bank debt has been restructured. Bank debt outstanding at the year end has been replaced by a £85,125,000 term loan, the repayments of which are linked to the receipt of proceeds from the sale of non-core assets. This loan bears interest at 1.5 per cent. over LIBOR on balances up to £65,125,000, and 1.75 per cent. over LIBOR on the excess. The proceeds of the new term loan have been used to repay existing term loans, the outstanding amount under the existing working capital facility and the U.S.$27.5 million Convertible Subordinated Loan Notes. A new working capital facility of £15 million has been agreed bearing interest at 1 per cent. over base rate. The Bank continues to provide guarantees totalling £5.47 million in support of certain of the Group's obligations. £19 million of the new term loan was subsequently repaid on 14th December 2004 from receipt of an element of the proceeds from the sale of the investment in Lombard.

As disclosed at 6.3, on 24th December 2004 the Company agreed a settlement with the Financial Services Authority and announced the terms of an Uplift Plan for eligible investors in the Aberdeen Progressive Growth Unit Trust. The Company intends to meet these commitments from a combination of existing facilities and additional bank facilities currently being negotiated and is considering a small convertible bond issue. The Directors have no reason to believe that such courses of action are not achievable and therefore that it is appropriate to prepare the financial statements on a going concern basis.

***Disposal of fixed asset investment***

On 26th October 2004 the Company announced that it had agreed to dispose of its entire shareholding in Lombard International Assurance SA (Lombard), a pan-European life assurance company based in Luxembourg, to Friends Provident plc (Friends Provident). Lombard's shareholders have entered into an agreement to sell 100 per cent of the share capital of Lombard to Friends Provident for an initial consideration of €265 million (£184 million) payable on completion in Friends Provident shares, not to be sold or transferred before 1st April 2005 without Friends Provident's consent. With the knowledge and consent of Friends Provident, a transaction to monetise an element of these shares was undertaken by shareholders on 6th December 2004.

On completion the Company will receive, in respect of its 15.18 per cent. interest in Lombard, ordinary shares of Friends Provident with a value of approximately £26.7 million net of expenses. The Company subsequently received £26.5 million from the monetisation referred to above. Further consideration will be received in each of April 2005, 2006 and 2007, dependent on Lombard achieving or exceeding certain performance targets for both new business profits and growth in embedded value for the three financial years to 31st December 2006. The further consideration will be paid in cash or Friends Provident's ordinary shares, at Friends Provident's option. In aggregate the consideration receivable by the Company is capped at approximately £50.7 million. No tax arises on the disposal of this asset as it is held in a jurisdiction in which no tax will be charged on the eventual capital gain.

***Disposal of life company***

In line with its strategy of disposing of non-core assets, the Company has reached conditional agreement for the sale of the Isle of Man life assurance subsidiary, Aberdeen International (IoM) Life Assurance Limited. The sale is expected to complete during February 2005 and the proceeds are expected to be approximately £7.4 million payable at completion plus deferred proceeds of approximately £4.7 million over a five year period. The proceeds will be used to repay bank debt.

## 6.31 Reconciliation of operating profit/(loss) to operating cash flow

| (£000) | 2002 | 2003 | 2004 |
|---|---|---|---|
| Operating profit/(loss) | 33,811 | (45,950) | (77,670) |
| Deprecation charges | 5,939 | 4,911 | 4,415 |
| Amortisation of goodwill | 19,640 | 18,430 | 19,122 |
| Provision for impairment of goodwill | — | 13,511 | 584 |
| Amortisation of intangible assets | 1,565 | 2,086 | 1,620 |
| Provision for impairment of intangible assets | — | 3,800 | — |
| (Profit)/ loss on disposal of tangible fixed assets | 32 | (38) | (199) |
| (Gain)/loss on disposal of fixed and current asset investments | — | 77 | (590) |
| Amounts written off fixed and current asset investments | 2,651 | 5,376 | — |
| Unrealised loss on current asset investments | — | 282 | 286 |
| Share of results of associated undertakings | (67) | (129) | (116) |
| Increase/(decrease) in provision for liabilities and charges | (521) | (1,320) | 31,753 |
| Increase/(decrease) in stock | (350) | 528 | (327) |
| (Increase)/decrease in debtors | 26,664 | 16,728 | (6,407) |
| Increase/(decrease) in creditors | (50,345) | (10,879) | 29,172 |
| Net cash inflow from operating activities | 39,019 | 7,413 | 1,643 |

# Consolidated capitalisation and indebtedness of the Aberdeen Group

The following sets out the capitalisation and indebtedness of the Group as at 30th September 2004 as extracted from the audited consolidated financial statements of the Group for the year ended 30th September 2004 and is unadjusted for the issue of the Bonds:

| (£000) | As at September 30, 2004 |
|---|---|
| **Shareholders' funds** | |
| Share capital – Ordinary Shares of 10p nominal value each | |
| (Authorised 335 million shares; allotted and fully paid 236.2 million shares) | 23,620 |
| Performance shares of 50p nominal value each | |
| (Authorised 2.5 million shares, allotted and fully paid nil shares) | — |
| Preference shares of £1 nominal value each | |
| (Authorised 39 million shares, allotted and fully paid nil million shares) | — |
| Share premium account | 19,710 |
| Reserves | 89,592 |
| **Total shareholders' funds** | 132,922 |
| **Short-term debt (due within one year)** | |
| Convertible subordinated loan notes | 15,197 |
| Bank borrowings | 68,935 |
| Unsecured guaranteed loan notes | 816 |
| **Total short-term debt** | 84,948 |
| **Long-term debt (due after more than one year)** | |
| Convertible bonds | 98,273 |
| Unsecured guaranteed loan notes | 1,182 |
| Bank borrowings | 2,625 |
| **Total long-term debt** | 102,080 |
| **Total debt** | 187,028 |
| **Total capitalisation and indebtedness** | 319,950 |

Notes:

(1) As at 30th September 2004, the Bank of Scotland had security over certain of the Group's assets comprising 189,781 shares in Lombard International Assurance, S.A. and 66,667 shares in New Star Asset Management Group Limited. Save as disclosed, as at 30th September 2004 none of the Group's total debt was secured or guaranteed, other than by intra-group guarantees.

(2) As disclosed on page 95, at 30th September 2004 there existed a contingent liability relating to the termination of Aberdeen's management contracts by REO, although no proceedings have been issued. The damages being claimed are not quantifiable. As disclosed on page 95, at 30th September 2004, there existed a contingent liability such that other avenues remain open to the eligible investors in Progressive unless they accept participation in the Uplift Plan described in Note 3 below and that there is therefore a wide range of potential outcomes. However, on the basis of legal advice, the Issuer does not believe that any material liability will crystallise in excess of the amount provided for by the Uplift Plan. As at 30th September 2004 the Group had no other contingent liabilities.

(3) As referred to in Note 2 above and as disclosed at note 6.26 of the Issuer's audited financial statements for the year ended 30th September 2004 (as set out in this document), at 30th September 2004, a provision of £39.2 million was made under the Uplift Plan to eligible investors in Aberdeen Progressive Growth Unit Trust.

(4) On 12th November 2004 the Group entered into new term loan and working capital facility agreements with Bank of Scotland. Bank debt outstanding at 30th September 2004 was replaced by an £85,125,000 term loan, the repayments of which are linked to the receipt of proceeds from the sale of non-core assets. The convertible subordinated loan notes were repaid in full on 18th November 2004. On 14th December 2004, £19,000,000 of the term loan was repaid using part of the proceeds received from the sale of the investment in Lombard. A further £7,800,000 of proceeds were received on 14th January 2005. On 24th December 2004, the first instalment of £17,500,000 was made towards the Group's voluntary contribution to the central fund disclosed at note 6.3 of the Issuer's audited financial statements for the year ended 30th September 2004 (as set out in this document). On 17th February 2005, £7,405,000 of proceeds were received in respect of the initial consideration for the sale of the entire share capital of Aberdeen International (IOM) Life Assurance Limited.

(5) Save as disclosed above, there have been no material changes in the authorised and issued share capital, capitalisation, indebtedness, contingent liabilities or guarantees of the Group since 30th September 2004.

# Taxation

## United Kingdom

*The comments below are based on current United Kingdom law and what is understood to be current Inland Revenue practice, both of which are subject to change, possibly with retrospective effect. The comments deal only with (i) United Kingdom withholding tax issues which arise on payments in respect of the Bonds, and (ii) United Kingdom stamp duty and stamp duty reserve tax issues arising in respect of the Bonds and the Ordinary Shares. They are intended as a general guide only and apply only to holders of the Bonds resident for tax purposes in the United Kingdom (except insofar as express reference is made to the treatment of non-United Kingdom residents). They do not necessarily apply where the income is deemed for tax purposes to be the income of any other person. They relate only to the position of persons who will hold their Bonds as an investment and who are the absolute beneficial owners of their Bonds and Coupons. Certain categories of Bondholders, such as intermediaries, may be subject to special rules, and this summary does not apply to such persons. Any Bondholders who are in doubt as to their own tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their professional advisers immediately.*

**THIS SUMMARY DOES NOT DISCUSS THE OTHER IMPLICATIONS OF ACQUIRING, HOLDING OR DISPOSING OF BONDS OR ORDINARY SHARES. GIVEN, IN PARTICULAR, THE RECENT CHANGES TO THE TAX TREATMENT OF BONDHOLDERS WITHIN THE CHARGE TO UK CORPORATION TAX, HOLDERS ARE STRONGLY ADVISED TO CONSULT THEIR PROFESSIONAL ADVISERS IMMEDIATELY.**

### Withholding Tax and Interest on the Bonds

The Bonds will constitute "**quoted Eurobonds**" within the meaning of Section 349 of the Income and Corporation Taxes Act 1988 (in this section, the "**Act**") as long as they are and continue to be listed on a "**recognised stock exchange**" within the meaning of Section 841 of the Act. The London Stock Exchange is a recognised stock exchange for these purposes. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and are admitted to trading on the London Stock Exchange's market for listed securities. Whilst the Bonds are and continue to be quoted Eurobonds, payments of interest on the Bonds may be made without withholding or deduction for or on account of UK tax.

In all other cases, interest will generally be paid under deduction of income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by the Inland Revenue in respect of such reliefs as may be available pursuant to the provisions of any applicable double taxation treaty, and except that the withholding obligation is disapplied in respect of payments to Bondholders who the Issuer reasonably believes are either a UK resident company or a non-UK resident company carrying on a trade in the UK through a permanent establishment which is within the charge to corporation tax, or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless the Inland Revenue directs otherwise). The Terms and Conditions of the Bonds do not provide for any additional payment to be made in this or any other situation.

If interest were paid under deduction of United Kingdom tax (e.g. if the Bonds ceased to be listed on a recognised stock exchange), Bondholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double taxation treaty.

The interest has a United Kingdom source and accordingly may be chargeable to United Kingdom tax by direct assessment. Where the interest is paid without withholding or deduction, the interest will not be assessed to United Kingdom tax in the hands of

Bondholders who are not resident for tax purposes in the United Kingdom, except where such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom permanent establishment (in the case of a corporate Bondholder, or through a United Kingdom branch or agency (in the case of an individual Bondholder)) in connection with which the interest is received or to which the Bonds are attributable, in which case tax may be levied on the UK branch, agency or permanent establishment. There are exemptions for interest received by certain categories of agent (such as sharebrokers and investment managers). Exemption from, or reduction of, such United Kingdom tax liability might be available under an applicable double taxation treaty.

**Provision of Information**

Bondholders should note that where any interest is paid to them (or to any person acting on their behalf) by any person in the United Kingdom acting on behalf of the Issuer (a "**paying agent**"), or is received by any person in the United Kingdom acting on behalf of the relevant Bondholder (other than solely by clearing or arranging the clearing of a cheque) (a "**collecting agent**"), then the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to the United Kingdom Inland Revenue details of the payment and certain details relating to the Bondholder (including the Bondholder's name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the Bondholder is resident in the United Kingdom for taxation purposes. Where the Bondholder is not so resident, the details provided to the United Kingdom Inland Revenue may, in certain cases, be passed by the United Kingdom Inland Revenue to the tax authorities of the jurisdiction in which the Bondholder is resident for taxation purposes.

**EU Savings Directive**

The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met it is proposed that Member States will be required from a date not earlier than 1st July 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person within its jurisdiction to or for the benefit of an individual resident in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35 per cent., unless during such period they elect otherwise.

**Stamp duty and stamp duty reserve tax**

No United Kingdom stamp duty or stamp duty reserve tax ("**SDRT**") is payable on the issue of a Bond or on the transfer by delivery of a Bond (so long as the Bonds continue to be listed on a recognised stock exchange and the agreement to transfer is not made in contemplation of or as part of an arrangement for a take-over of the Issuer).

No United Kingdom stamp duty or SDRT is payable on the issue of the Ordinary Shares upon conversion of Bonds other than an issue to issuers of depositary receipts or providers of clearance services (or their nominees or agents).

The transfer on sale of an Ordinary Share will be liable to *ad valorem* stamp duty generally at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer, the duty being rounded up to the nearest £5. The purchaser normally pays the stamp duty.

An unconditional agreement to sell an Ordinary Share will generally give rise to a liability on the purchaser to SDRT, at the rate of 0.5 per cent. of the amount or value of the consideration for the sale. If a duly stamped transfer in respect of the agreement is produced within six years of the date that the agreement is entered into or (if later) the date that it becomes unconditional, any SDRT paid is repayable generally with interest, and any unpaid SDRT charge is cancelled.

Transfers of Ordinary Shares (1) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts within Section 67 or Section 93 of the Finance Act 1986 or (2) to, or to a nominee or agent for, a person providing a clearance service within Section 70 or Section 96 of the Finance Act 1986, will generally be subject to stamp duty or SDRT at 1.5 per cent. of the amount or value of the consideration or, in certain circumstances, the value of the Ordinary Shares transferred (rounded up to the nearest £5 in the case of stamp duty) unless, in the case of a transfer to a clearance service, the clearance service has made an election under Section 97A of the Finance Act 1986. Clearance services may, provided they meet certain conditions, elect for the 0.5 per cent. rate of stamp duty or SDRT to apply to transfers of securities within such services instead of the 1.5 per cent. rate applying to an issue or transfer of such securities into the clearance service.

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of Ordinary Shares into the system unless such transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at the rate of 0.5 per cent.) will arise. Paperless transfers of Ordinary Shares within CREST will be liable to SDRT rather than stamp duty.

# Subscription and Sale

Pursuant to a subscription agreement dated 16th February 2005 (the "**Subscription Agreement**") between the Issuer, JPMorgan and Cazenove & Co. Ltd ("**Cazenove**"), the Issuer has agreed to issue the Bonds to subscribers procured by JPMorgan or, failing which, to JPMorgan and JPMorgan has, subject to certain conditions being met, agreed to procure the subscription of and payment for the aggregate principal amount of the Bonds, failing which to subscribe and pay for the Bonds itself, at a price equal to 100 per cent. of their aggregate principal amount. The Issuer and the Joint Lead Managers have entered into a separate agreement whereby BNP Paribas has agreed to conduct certain selling activities.

The Issuer has agreed to pay to JPMorgan a combined management commission and selling concession of 2.50 per cent. of the aggregate principal amount of the Bonds. In addition, the Issuer has agreed to reimburse JPMorgan and Cazenove for certain of their expenses in connection with the issue of the Bonds. JPMorgan, failing whom the Issuer, has agreed to reimburse BNP Paribas for certain of its expenses in connection with the issue of the Bonds. The Issuer has agreed to indemnify JPMorgan and Cazenove in respect of certain matters pursuant to the Subscription Agreement. The Subscription Agreement entitles JPMorgan to terminate the Subscription Agreement in certain circumstances prior to payment to the Issuer.

The Issuer has agreed that it will not, prior to the expiry of 90 days following the date of the Subscription Agreement without the prior written consent of JPMorgan (i) issue, offer, sell, contract to sell, grant any option to purchase or right to acquire or otherwise dispose of, any shares of the Issuer (or any securities convertible into or exchangeable for shares of the Issuer, other than pursuant to the Issuer's employee share option plans, the long term incentive plan (as proposed to be adopted by the Issuer at an Extraordinary General Meeting expected to be held on 24th March 2005) or the Issuer's outstanding £100,000,000 5.875 per cent. convertible bonds due 2007 or (ii) enter into a transaction (including a derivative transaction) having an economic effect similar to that of a sale or (iii) publicly announce any intention to issue, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, any shares of the Issuer (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase shares of the Issuer) or (iv) deposit any shares of the Issuer (or any securities convertible into or exchangeable for shares of the Issuer) in any depositary receipt facility.

### United States

The Bonds and the Ordinary Shares into which the Bonds are convertible have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meaning given to them by Regulation S under the Securities Act.

The Bonds are in bearer form and are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a U.S. person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986, as amended, and regulations thereunder.

JPMorgan has agreed that, except as permitted by the Subscription Agreement, it will not offer, sell or deliver the Bonds (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells Bonds during the distribution compliance period, as defined in Regulation S under the Securities Act, a confirmation or other notice setting forth the restrictions on offers and sales of the Bonds within the United States or to, or for the account or benefit of, U.S. persons.

In addition, until 40 days after the commencement of the offering of the Bonds, an offer or sale of the Bonds or the Ordinary Shares into which the Bonds are convertible within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

The Bonds and the Coupons will have on their face a statement to the effect that any U.S. person who holds the Bonds will be subject to limitations under the U.S. income tax laws including the limitations provided in sections 165(j) and 1287(a) of the U.S. Internal Revenue Code.

**United Kingdom**

JPMorgan has represented and agreed that:

(a) it has not offered or sold and will not offer or sell any Bonds to persons in the United Kingdom prior to admission of the Bonds to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the "**FSMA**"), except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

**General**

No action has been or will be taken in any country or jurisdiction by the Issuer or JPMorgan that would permit a public offering of the Bonds in any country or jurisdiction where action for that purpose is required. Accordingly, JPMorgan has undertaken that it will not, directly or indirectly, offer or sell any Bonds or distribute or publish any Offering Circular, prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of Bonds by it will be made on the same terms.

# General information

## 1 Listing

The listing of the Bonds on the Official List will be expressed in pounds sterling as a percentage of their principal amount (excluding accrued interest). Transactions will normally be effected for settlement in pounds sterling and, under current practice, for delivery on the third business day after the date of the transaction. Application has been made to the UK Listing Authority for admission of the Bonds to the Official List. Application has also been made for admission of the Bonds to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the Bonds to the Official List and admission of the Bonds to trading on the London Stock Exchange's market for listed securities will take place on or about 11th March 2005 subject only to the issue of the Temporary Global Bond. Prior to official listing and admission to trading, however, dealing will be permitted by the London Stock Exchange in accordance with its rules.

## 2 Authorisation

The issue of the Bonds was authorised by a resolution of the Board of Directors of the Issuer passed on 16th February 2005 and a resolution of a duly authorised committee of the Board of Directors passed on 4th March 2005.

## 3 Clearing reference numbers

The Bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg, with common code 021329479. The International Securities Identification Number (ISIN) allocated to the Bonds is XS0213294795.

## 4 Incorporation and status of the Issuer

4.1 The Issuer was incorporated and registered in Scotland under the Companies Acts 1948 to 1981 on 2nd March 1983 with registered number 82015 as a private company limited by shares with the name Arsino Limited. The Issuer changed its name to Aberdeen Fund Managers Limited on 13th April 1983, to Abtrust Holdings Limited on 23rd December 1987 and to Aberdeen Trust Holdings Limited on 13th June 1988. On 12th September 1989, the Issuer re-registered as a public company limited by shares, on 22nd March 1991 it changed its name to Aberdeen Trust PLC and on 1st May 1997 changed its name to Aberdeen Asset Management PLC.

4.2 The principal legislation under which the Issuer operates is the Companies Act 1985, as amended (the "**Companies Act**").

4.3 The Issuer's registered office is at 10 Queen's Terrace, Aberdeen AB10 1YG.

## 5 Share capital

5.1 The authorised and issued and fully paid up share capital of the Issuer as at 4th March 2005 (being the latest practicable date prior to the publication of this document) is set out in the table below:

| (£) | Authorised No. of Shares | Nominal Value | Issued and fully paid No. of Shares | Nominal Value |
|---|---|---|---|---|
| Ordinary Shares of 10p | 335,000,000 | 33,500,000 | 236,198,997 | 23,619,899 |
| Redeemable Preference Shares of £1 | 39,000,000 | 39,000,000 | — | — |
| Performance Shares 1997 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 1998 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 1999 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 2000 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 2001 of 50p | 500,000 | 250,000 | — | — |
| Deferred Shares of 10p | 12,500,000 | 1,250,000 | — | — |
| Total | 389,000,000 | 75,000,000 | 236,198,997 | 23,619,899 |

On 21st December 2000 the authorised share capital of the Issuer was increased from £25,000,000 to £64,000,000 by the creation of 39,000,000 Redeemable Preference Shares. On 18th January 2002 the authorised share capital of the Issuer was increased from £64,000,000 to £75,000,000 by the creation of 110,000,000 Ordinary Shares.

The Issuer has sent a circular to shareholders dated 7th March 2005 requesting shareholder approval to issue up to £125 million (or equivalent in an alternative currency) of preference shares at an Extraordinary General Meeting to be held on 24th March 2005 immediately following the conclusion of its Annual General Meeting.

5.2 During the three years preceding the date of this document there have been the following changes in the issued share capital of the Issuer:

(i) Share options pursuant to the Aberdeen Share Option Schemes have been exercised resulting in an aggregate of 809,457 Ordinary Shares being issued at the following exercise prices:

| Number of Ordinary Shares | Year | Exercise Price |
|---|---|---|
| 41,500 | 2004 | 59p |
| 320,000 | 2004 | 91p |
| 405,457 | 2004 | 60.25p |
| 42,500 | 2004 | 59p |

(ii) Conversion Rights have been exercised resulting in an aggregate of 1,373,076 ordinary shares being issued at the following conversion prices:

| Number of Ordinary Shares | Year | Conversion Price |
|---|---|---|
| 57[(1)] | 2002 | 520p |
| 1,372,500[(2)] | 2003 | 10p |

Notes:

(1) Conversion of Convertible Bonds.

(2) Conversion of Performance Shares.

(iii) The following shares have been issued in connection with the acquisition of the undernoted companies:

| Number of Shares | Price | Year | |
|---|---|---|---|
| 379,897 Ordinary Shares ............ | 207.5p | 2002 | Consideration for 10 per cent. of Globe Financial Investment (3,500,000 ordinary shares) |
| 58,473,794 Ordinary Shares ......... | 86.26p | 2003 | Consideration for Edinburgh Fund Managers Group plc |

(iv) 10,342,746 Redeemable Preference Shares were redeemed on 31st October 2003 and there are no Redeemable Preference Shares remaining in issue.

5.3 Convertible Bonds

The Issuer issued £100 million 5.875 per cent. Convertible Bonds due 2007 (the "**2007 Bonds**") on 14th January 2002. The 2007 Bonds are convertible into fully paid Ordinary Shares at the option of the holders at any time until 7th January 2007 at an initial conversion price of 520 pence, subject to adjustment in certain circumstances. There are now £99,997,000 in principal amount of 2007 Bonds in issue convertible into a maximum of 19,230,192 Ordinary Shares. Unless previously redeemed, purchased and cancelled or converted, the Bonds are redeemable on 14th January 2007 at their principal amount. A summary of the terms of the 2007 Bonds is set out below.

5.4 The Share Option Schemes

The Issuer has established the Aberdeen 1994 Executive Share Option Scheme (the "**Executive Share Option Scheme**") and a Share Incentive Plan. Summaries of these schemes are set out below. The Executive Share Option Scheme completed its ten year term on 30th March 2004 and no further options can be granted under this scheme. However, any options currently outstanding under this scheme may still be exercised subject to satisfaction of the performance criteria set at the dates of grant. The Ordinary Shares and the 2007 Bonds have been admitted to listing on the Official List and have been admitted to trading on the London Stock Exchange's market for listed securities. The Performance Shares and the Deferred Shares are not listed on any stock exchange.

5.5 Save as disclosed in this paragraph 5, no commissions, discounts, brokerages or other special terms have been granted by the Issuer or any of its subsidiaries in connection with the issue or sale of any share or loan capital of the Issuer or any of its subsidiaries in the three years immediately preceding the date of this document.

5.6 Save as disclosed in this paragraph 5 and paragraphs 8,f (ii) and 8,f(iii) below, no share or loan capital of the Issuer or any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option.

## 6 Memorandum and Articles of Association

The Memorandum of Association of the Issuer provides that the Issuer's principal objects are to carry on the business of investment and financial managers, advisers and consultants. The objects of the Issuer are set out in full in clause 4 of its Memorandum of Association. The Articles of Association (as amended by resolution dated 21st December 2000) contain, *inter alia*, provisions to the following effect:

(a) Voting rights

(i) Subject to any special terms as to voting upon which any Ordinary Shares may be issued or may for the time being be held and subject to the provisions of the Articles, every holder of an Ordinary Share who, being an individual present in person or, being a corporation, is present by a duly authorised corporate representative shall have one vote on a show of hands and, on a poll, every such holder present shall have one vote for every Ordinary Share of which it is the registered holder.

(ii) The duly authorised representative of a corporate member may exercise the same powers on behalf of that corporation as it could exercise if it were an individual member. On a poll, votes may be made in person or by proxy.

(iii) A member is not entitled to vote in respect of any share unless all calls or other moneys due and payable by it in respect of those shares in the Issuer have been paid.

(iv) Holders of Performance Shares are entitled to receive notice of and attend, but not to speak or vote at, any general meeting of the Issuer. Holders of Deferred Shares have no right to receive notice of, attend or vote at any general meeting of the Issuer.

(v) Holders of Redeemable Preference Shares are entitled to receive notice of and to attend and speak but not to vote at all general meetings of the Issuer unless the Issuer shall have not paid any preference dividend or shall have failed to make payment of any redemption monies due on any redemption of the Redeemable Preference Shares.

(b) Suspension of rights

Where a member or any other person who appears to be interested in shares held by a member has been duly served with a notice under section 212 of the Companies Act and, having failed to supply the Issuer with the information thereby required, or having supplied information which in the opinion of the directors is false or misleading in any material respect, within the period specified in such notice (being not less than 14 days where such shares represent at least 0.25 per cent. of their class and, in any other case, 28 days from the date of service of such notice), is served with a disenfranchisement notice:

(i) such member shall not be entitled to attend meetings or vote or to exercise any other right conferred by membership in relation to meetings; and

(ii) where such shares represent at least 0.25 per cent. in nominal value of their class:

(aa) any dividends or other sums payable in respect of capital in respect of such shares may be withheld (except on a winding up of the Issuer); and

(bb) no transfer, other than an approved transfer, of shares held by the member shall be registered unless the member can establish that he is not in default in supplying the information or that no person in default in supplying the information is interested in the shares. An approved transfer is defined in the Articles as a transfer pursuant to acceptance of an offer made to all holders of shares or any class of shares, a transfer through the London Stock Exchange or any recognised stock exchange or recognised clearing house or any stock exchange or market outside the UK in which the Issuer's shares are normally traded or a transfer which is shown to the satisfaction of the Board (as defined in the Articles) to be made in consequence of a bona fide sale of the whole of the beneficial interest in the shares in question to a person who is unconnected with the holder of such shares and with any other person appearing to be interested in such shares. Such disentitlement will apply only for so long as the notice from the Issuer has not been complied with and unless otherwise determined by the Board for a period of one week thereafter.

(c) Dividends

(i) Subject to the Companies Act and any other UK statute concerning companies registered in the UK for the time being in force (together the "**Statutes**"), the Issuer may by ordinary resolution declare dividends to be paid out of profits available for distribution to members according to their rights and priorities but no dividend shall be declared in excess of the amount recommended by the Board. Subject to the Statutes, the Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the profits available for distribution.

(ii) Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends shall be declared and paid *pro rata* according to the amounts paid or credited as paid up (other than in advance of calls) on the shares during any portion or portions of the period in respect of which the dividend is paid. All dividends unclaimed for a period of 12 years from the date of declaration shall be forfeited and shall revert to the Issuer.

(iii) The Board may, if authorised by an ordinary resolution of the Issuer, pay dividends wholly or partly *in specie* and dividends may be satisfied in whole or in part by the distribution amongst holders of debentures or other securities of the Issuer or of any other company.

(iv) Redeemable Preference Shares confer the right to receive in priority to the transfer of any sums to reserves or any rights of any shareholder of another class of shares, a fixed cumulative preferential dividend at the rate of 5.25 per cent. The preference dividend shall accrue from day to day and shall be paid quarterly.

(v) The holders of Deferred Shares are not entitled to receive any dividend or other distribution.

(d) Distribution of assets on a winding-up

(i) On a winding-up of the Issuer (whether voluntary, under supervision or by the court), the liquidator may, with the sanction of an extraordinary resolution of the Issuer and subject to the Insolvency Act 1986, divide among the members of the Issuer *in specie* the whole or any part of the assets of the Issuer, and vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as the liquidator, with the like sanction, shall determine.

(ii) The surplus assets of the Issuer available for distribution on a winding-up shall be applied first, in repaying the holders of the Redeemable Preference Shares the total amounts paid upon the Redeemable Preference Shares held by them and a sum equal to any arrears or deficiency in the preference dividend, then to the holders of Ordinary Shares the nominal value of the Ordinary Shares held by them; secondly, in repaying the holders of the Performance Shares the nominal value of the Performance Shares; thirdly, in repaying the holders of the Deferred Shares the nominal value of the Deferred Shares; and fourthly, in distributing the remaining assets to the holders of Ordinary Shares *pro rata* to the amounts paid up on such shares.

(e) Transfer of shares

Any member may transfer all or any of his shares by an instrument of transfer in standard form or in such other form as the Board may approve. Notwithstanding this, the Board may adopt procedures for transferring shares without a written instrument providing such procedures are in accordance with the Statutes and the Articles. The instrument of transfer shall be executed by or on behalf of the transferor and (in the case of a partly paid share) by or on behalf of the transferee. There is no restriction on the registration of a transfer of shares provided the transfer:

(i) is duly stamped and lodged at the office of the registrars of the Issuer or such other place as the Board may direct, accompanied by the relevant share certificate(s) and such other evidence of the right of the transferor to make the transfer as the Board may reasonably require;

(ii) is in respect of only one class of share;

(iii) is in favour of not more than four transferees;

(iv) is in respect of a fully paid share; and

(v) is in respect of a share on which the Issuer does not have a lien.

If any of the above conditions is not complied with, the Board may refuse to register the transfer in question. The Board may, in its absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares, all or any of which are not fully paid provided that where any such shares are admitted to listing on the Official List, such discretion may not be exercised in such a way as to prevent dealings in the shares from taking place on an open and proper basis. Where a holder of Performance Shares ceases to be an eligible employee, the Performance Shares are automatically transferred to the Employee Share Trust established by a deed dated 28th February 1997. The price of the transfer depends on the circumstances of the holder so ceasing to be eligible. In the event of the holder's death or his or her ceasing to be employed by reason of illness or disability or other circumstances agreed by the Issuer's remuneration committee, the shares are transferred at a price which is the higher of the market value and the subscription price. If the holder ceases to be employed for any other reason or if he becomes bankrupt or the Issuer commences winding-up (save for the purposes of reconstruction or amalgamation), the price to be paid is the lower of the market value and the subscription price. Save as set out above, the Performance Shares are non-transferable. All Deferred Shares held by holders of Performance Shares following conversion are deemed automatically to have been offered for sale to the said Employee Share Trust at a price of one penny for the entire holding.

(f) Variation of rights

Whenever the capital of the Issuer is divided into different classes of shares, subject to the Statutes, the rights attached to any class may be varied or abrogated, either with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of the affected class or with the sanction of an extraordinary resolution passed at a separate general meeting of such holders. The quorum at any such general meeting is two persons personally present holding or representing by proxy at least one-third of the capital paid up on the issued shares of the class in question and, at any adjourned meeting, the quorum is one holder present in person or by proxy. Any holder of shares of the class in question present in person or by proxy may demand a poll. Every holder of shares of the class in question shall, on a poll, be entitled to one vote for every share of the class held by him. The rights or privileges attaching to any class of shares shall not, subject to the terms on which such shares may be issued, be deemed to be varied or abrogated by the creation or issue of new shares ranking *pari passu* with those already issued. The subdivision and redesignation of the Performance Shares upon conversion shall not be treated as a variation or abrogation of the rights attaching to the Performance Shares.

(g) Share capital and changes in capital

(i) Subject to the provisions of the Statutes and without prejudice to any special rights previously conferred on the holders of any existing shares, any share may be issued with such rights or restrictions as the Issuer may from time to time determine by ordinary resolution or, if the Issuer has not so determined (but in the case of unclassified shares only), as the Board may determine. Subject to the provisions of the Statutes, the Issuer may issue redeemable shares. Subject to the provisions of the Articles and the Statutes, the power of the Issuer to allot and issue shares shall be exercised by the Board at such time, for such consideration and upon such terms and conditions as the Board may determine.

(ii) The Issuer may by ordinary resolution increase its share capital, consolidate its share capital into shares of larger amount and, subject to the provisions of the Statutes, sub-divide its shares or any of them into shares of smaller amount, cancel any shares which, at the date of the passing of the resolution, have not been subscribed for or agreed to be subscribed for by any person, and diminish the amount of its authorised share capital by the amount of the shares so cancelled.

(iii) Subject to the Statutes and to any confirmation or consent required by law, the Issuer may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

(iv) Subject to the provisions of the Articles and the Statutes and to the rights attached to any class of shares, the Issuer may purchase all or any of its own shares of any class (including, any Redeemable Preference Shares).

(h) Conversion

(i) The Deferred Shares are non-convertible.

(ii) The Performance Shares are convertible into a number of Ordinary Shares and Deferred Shares depending on the performance of the Issuer. If growth in earnings per share (adjusted to reflect the growth in the value of the indices appropriate to the stock markets in which the Issuer invests) equals or exceeds 5 per cent. per annum compounded over five years then each Performance Share converts into a maximum of five Ordinary Shares. If the adjusted growth in earnings per share is less than 1 per cent. per annum compounded over five years then each Performance Share converts into the maximum number of five Deferred Shares. The conversion date in respect of any class of Performance Share is the publication date of the annual accounts of the Issuer for the fourth financial year following the financial year in which the Performance Shares are issued. No conversion will take place if the holder of the Performance Shares is no longer an Eligible Employee (as defined in the Articles). Ordinary Shares arising on conversion rank *pari passu* with the existing Ordinary Shares then in issue, save that they shall not rank for any dividend or other distribution payable declared or proposed prior to the relevant date of conversion.

(i) Directors

(i) Save as mentioned below, a director shall not vote at a meeting of the Board or of a committee of the Board on any matter in which he has, directly or indirectly, a material interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Issuer) or a duty which conflicts or may conflict with the interests of the Issuer. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(ii) A director shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(aa) the giving of any guarantee, security or indemnity to him in respect of money lent to or an obligation incurred by him at the request of or for the benefit of, the Issuer or any of its subsidiary undertakings;

(bb) the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Issuer or any of its subsidiary undertakings, for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(cc) any proposal concerning the director in question being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of shares, debentures or other securities by the Issuer or any of its subsidiary undertakings for subscription or purchase;

(dd) any proposal concerning any other company in which the director in question is interested, directly or indirectly, and whether as an officer or shareholder or otherwise howsoever, provided that the director in question does not to his knowledge hold an interest in shares (as that term is used in Part VI of the Companies Act) representing 1 per cent. or more of either any class of the equity share capital of such company or of the voting rights available to members of such company (any such interest being deemed to be a material interest in all circumstances);

(ee) any proposal concerning any scheme or arrangement for the benefit of employees of the Issuer or any of its subsidiary undertakings which benefits the director in question in a similar manner to such employees and which does not accord to such director any privilege or benefit not awarded to employees to whom such scheme or arrangement relates;

(ff) any proposal concerning any insurance which the Issuer is empowered to purchase and/or maintain for the benefit of any directors of the Issuer.

(iii) Subject to the Statutes and provided that the director has disclosed to the Board the nature and extent of any material interest, a director:

(aa) may be a party to or otherwise directly or indirectly interested in any transaction or arrangement with the Issuer (or in which the Issuer is otherwise interested) and may be a member or director or other officer of, any body corporate in which the Issuer is a member or is otherwise interested and shall not be accountable to the Issuer for any benefit which he derives from any such transaction, arrangement, office, or interest;

(bb) may act in a professional capacity for the Issuer, for which he or she shall be entitled to remuneration.

(iv) The directors shall be paid such remuneration (by way of fee) for their services as may be determined by the Board, save that, unless otherwise approved by ordinary resolution of the Issuer in general meeting, the aggregate of the remuneration (by way of fee) of all the directors shall not exceed £300,000 per annum. The limit of £300,000 shall be increased each year in proportion to the increase (if any) in the Index of Retail Prices. The foregoing provisions shall not apply to the remuneration of any managing director or executive director whose remuneration shall be determined by the Board. The directors shall also be entitled to be repaid all travel, hotel and other expenses of travelling to and from Board meetings, committee meetings, general meetings or otherwise incurred while engaged on the business of the Issuer. Any director who, by request of the Board, performs special or extra services for any purposes on behalf of the Issuer may be paid such extra remuneration by way of a lump sum, participation in profits or otherwise as the Board may decide.

(v) The Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, to or for the benefit of any past director who held executive office or employment with the Issuer or with a body corporate which is or has been a subsidiary undertaking (or a predecessor in business of any of them) or to or for the benefit of any member of his family (including a spouse and a former spouse) or dependants.

(vi) All directors should submit themselves for re-election at the first opportunity after their appointment and should not remain in office for longer than three years since their last election or re-election without submitting themselves for re-election. The directors to retire by rotation shall be those who wish to retire and not offer themselves for re-election or those who have been in office since their last election for three or more years or, in the case of those who became or were re-elected directors on the same day, shall, unless they agree otherwise, be determined by lot. In so far as the number of directors retiring as calculated above and excluding those retiring (as provided below) is less than one-third of the directors or if their number is not three or a multiple of three the nearest to but not exceeding one third of the directors who have been longest in office shall also retire. Any director appointed by the Board shall hold office only until the next annual general meeting, when he or she shall be eligible for election, but shall not be taken into account in determining the directors to retire by rotation at that meeting.

(vii) Subject to the Companies Act, every director shall retire at the first annual general meeting after the date of his or her 70th birthday but shall then be eligible for re-election for the period from that annual general meeting until the end of the next following annual general meeting. Any such retiring director shall be eligible for re-election for the period from that subsequent term or terms but on each occasion until the end of the next following annual general meeting after the date of his or her re-election.

(viii) Unless and until otherwise determined by ordinary resolution of the Issuer, the directors (other than alternate directors) shall not be less than two and there is no maximum number.

(ix) A director shall not be required to hold any qualification shares of the Issuer.

(j) Borrowing powers

The Board may exercise all the powers of the Issuer to borrow money and to mortgage or charge its undertaking, property and assets (present and future) including uncalled capital and, subject to the Statutes, to issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Issuer or of any third party provided that the Board shall restrict the borrowings of the Issuer and exercise all voting and other rights or powers of control exercisable by the Issuer in relation to its subsidiary undertakings so as to secure (so far as the Board is able in the case of the Issuer's subsidiary undertakings) that the aggregate amount for the time being outstanding of all borrowings by the Aberdeen Group shall not at any time, without the previous sanction of an ordinary resolution of the Issuer, exceed an amount equal to four times the adjusted total of the capital and reserves of the Aberdeen Group as calculated in accordance with the Articles.

(k) Untraced shareholders

Subject to various notice requirements, the Issuer may sell at the best price reasonably obtainable any share owned by any shareholder provided that, for a period of 12 years, at least three dividends on those shares have become payable and no cheque, warrant or order in respect thereof has been cashed and the Issuer has received no indication either of the whereabouts or of the existence of the shareholder.

## 7 Number of employees

Over the three financial years to 30th September 2004, the average numbers of persons employed by members of the Group in the following main categories of activity in each period ended as set out below, were as follows:

| | September 30, 2002 | September 30, 2003 | September 30, 2004 |
|---|---|---|---|
| Investment Management | 715 | 572 | 496 |
| Property | 261 | 266 | 225 |
| Life Assurance | 29 | 42 | 15 |
| Total | 1,005 | 880 | 736 |

## 8 Summary of the terms of the 2007 Bonds

In addition to defined terms within this document, certain defined terms used in this paragraph 9 reflect those used in the Trust Deed ("**Trust Deed**") described below.

(a) Date and Parties

The Trust Deed was made the 14th January 2002 between (1) Aberdeen and (2) JPMorgan Chase Bank, London Branch (the "**Trustee**").

(b) Amount of the Original Bonds and Covenant to Pay

The aggregate principal amount of the Original Bonds is limited to an amount not exceeding £100,000,000. Aberdeen has undertaken to, on any date when the 2007 Bonds become due to be redeemed in accordance with the Trust Deed or the conditions, unconditionally pay to or to the order of the Trustee in pounds sterling in same day funds an amount equal to the principal amount of the 2007 Bonds becoming due for redemption on that date (together with interest, if any, in accordance with the Conditions) and will until such payment unconditionally pay to or to the order of the Trustee as aforesaid interest on the aggregate principal amount of the 2007 Bonds outstanding.

(c) Status

The 2007 Bonds and Coupons constitute direct, unconditional, unsubordinated and unsecured obligations of Aberdeen and shall at all times rank *pari passu* and without any preference among themselves. The payment obligations of Aberdeen under the 2007 Bonds and Coupons shall at all times rank at least equally with all its other present and future unsecured and unsubordinated obligations.

(d) Negative Pledge

So long as any 2007 Bond or Coupon remains outstanding Aberdeen will not create or permit and will procure that no other person creates or permits to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of its undertaking, assets or revenues present or future to secure any present or future indebtedness in the form of, or represented by, bonds, notes, debentures, loan stock or other securities which are for the time being or are capable of being, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other securities market, or any guarantee of, or indemnity in respect thereof.

(e) Interest

The 2007 Bonds bear interest from 14th January 2002 (the "**Closing Date**") at the rate of 5.875 per cent per annum of the principal amount thereof payable semi-annually in equal instalments in arrear on 14th January and 14th July in each year (each an "**Interest Payment Date**") the first such Interest Payment Date being 14th July 2002.

(f) Redemption, Purchase and Cancellation

(i) Final Redemption

Unless previously purchased and cancelled, redeemed or converted, the 2007 Bonds will be redeemed at their principal amount (together with unpaid accrued interest to such date) on 14th January 2007.

(ii) Redemption at the Option of Aberdeen

On giving not less than 30 or more than 90 days' notice to the Trustee and the 2007 Bondholders, Aberdeen may redeem all but not some only of the 2007 Bonds for the time being outstanding at their principal amount together with interest accrued to the date fixed for redemption (i) at any time on or after 28th January 2005 provided that the middle market quotation of a Share as derived from the Relevant Stock Exchange on at least 20 dealing days within any 30 day period commencing on or after 15th December 2004 and ending on the fourteenth day prior to the date on which the relevant Redemption Notice is given to 2007 Bondholders shall have been at least 130 per cent of the Conversion Price in effect (or deemed to be in effect) on such dealing day or (ii) at any time, if prior to the date of such notice, Conversion Rights shall have been exercised and/or purchases

(iii) Redemption at the Option of the Bondholders

If an offer is made to all shareholders of Aberdeen to acquire the whole or part of the issued ordinary share capital of Aberdeen such that Aberdeen becomes aware that the right to cast more than 50 per cent of the votes which may ordinarily be cast on a poll at a general meeting of Aberdeen will become vested in the offeror (a "**Relevant Event**"), the holder of each 2007 Bond will have the right to require Aberdeen to redeem that 2007 Bond at its principal amount together with accrued interest. To exercise such right, the holder of the relevant 2007 Bond must present such 2007 Bond at the specified office together with a duly completed and signed notice of exercise by not later than 60 days following a Relevant Event, or if later, 60 days following the date upon which notice thereof is given to 2007 Bondholders by Aberdeen. Aberdeen shall give notice to 2007 Bondholders by not later than 14 days following the first day on which it becomes aware of the occurrence of a Relevant Event, which notice shall specify the procedure for exercise by holders of their rights to require redemption of the 2007 Bonds.

(g) Payment after Default and Trustee's Conversion

At any time after a Potential Event of Default or an Event of Default has occurred the Trustee may by notice in writing to Aberdeen and the Agents, require the Agents to act thereafter as agents of the Trustee in relation to payments to be made by or on behalf of the Trustee under the provisions of the Trust Deed and the 2007 Bonds *mutatis mutandis* on the terms of the Paying, Transfer, Conversion and Exchange Agency Agreement and thereafter to hold all 2007 Bonds and Coupons and all moneys, documents and records held by them in respect of 2007 Bonds and Coupons to the order of the Trustee.

(h) Further Issues

Aberdeen may from time to time without the consent of the 2007 Bondholders create and issue Further Bonds, or debentures having the same terms and conditions in all respects as the 2007 Bonds (or in all respects except for the first payment of interest on them) and so that such Further Bonds shall be consolidated and form a single series with the 2007 Bonds or any Further Bonds.

(i) Conversion

The holder of each 2007 Bond will have the right (the "**Conversion Right**") in respect of each 2007 Bond to convert the Conversion Amount of each £500 principal amount of each 2007 Bond into registered Ordinary Shares, credited as fully paid. The initial conversion price is 520 pence per share subject to adjustment in certain circumstances at any time from 24th February 2002 to the seventh day prior to 14th January 2007.

(j) Conversion on Redemption

The Trustee may, at its absolute discretion, within the period commencing on the date six days immediately prior to 14th January 2007, elect by notice in writing to Aberdeen to exercise Conversion Rights in respect of the aggregate principal amount of 2007 Bonds due for redemption on such date and in respect of which Conversion Rights have not been exercised including all such registered 2007 Bonds if all necessary consents (if any) have been obtained and the Trustee is satisfied or is advised by an independent investment bank of international repute in London appointed by the Trustee that the net proceeds of an immediate sale of the Shares arising from exercise of such Conversion Rights would be likely to exceed by five per cent or more the amount of redemption moneys and interest which would otherwise be payable in respect of such Unexercised 2007 Bonds.

(k) Provisions for meetings of 2007 Bondholders

The Trust Deed contains provisions for convening meetings of 2007 Bondholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of the terms and conditions or the provisions of the Trust Deed. The quorum at any such meeting convened to consider an Extraordinary Resolution will be one or more persons holding or representing a clear majority in principal amount of the 2007 Bonds for the time being outstanding, or at any adjourned meeting one or more persons being or representing 2007 Bondholders whatever the principal amount of 2007 Bonds so held or represented, provided that if the business of such meeting includes consideration of proposals, *inter alia*, to modify the terms relating to status, conversion and the currency, amount (but not to increase such amount) and due date of payment of redemption moneys and interest or other amounts in respect of the 2007 Bonds, then the necessary quorum will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the principal amount of the 2007 Bonds for the time being outstanding. An Extraordinary Resolution duly passed in accordance with the provisions of the Trust Deed at any meeting of 2007 Bondholders will be binding on all 2007 Bondholders, whether or not they are present at the meeting and whether or not they vote in favour, and all Couponholders.

## 9 Summary of the Terms of the Executive Share Option Scheme and Share Incentive Plan

### (a) Executive Share Option Scheme

#### *(i) Eligible employees*

Full time directors or employees of the Issuer or any other company of which the Issuer has control and which is for the time being nominated by the Board (for the purposes of this paragraph 10(b) "**Eligible Employees**") may participate in the scheme, subject to invitation being made by the Board (or by the remuneration committee of the Board). However, no option may be granted under the scheme to anyone within three years of retirement.

#### *(ii) Subscription price*

The subscription price for Ordinary Shares in respect of which options may be granted is the higher of the nominal value of such shares and the market value thereof (being the average of the middle-market quotations for the three dealing days prior to the invitation).

#### *(iii) Grant of options*

Applications for options may be invited, at the discretion of the Board (or the remuneration committee of the Board) from any Eligible Employee within six weeks after:

(aa) the date on which the Issuer's results are announced; or

(bb) the date of approval of the scheme by the Inland Revenue; or

(cc) the date of adoption of the scheme by the Issuer in general meeting.

The Executive Share Option Scheme completed its ten year term on 30th March 2004 and no further options can be granted under this scheme

#### *(iv) Performance criteria*

Before an option can be exercised the remuneration committee of the Board will require to be satisfied that over a period of not less than three years commencing on the last preceding 30th September or 31st March before the date of grant of the option there has been an increase of not less than 5 per cent. per annum compound in the Issuer's earnings per share over the average movement in the stock markets in which the funds managed by the Issuer and its subsidiaries are invested. The movement in stock markets is measured by indices appropriate to the funds managed by the Issuer and its subsidiaries and shall be determined by the Remuneration Committee of the Board. The Issuer's earnings per share for the purpose of the performance criteria is determined by reference to the last preceding published annual or interim results of the Issuer. Such earnings per share shall be as defined by Financial Reporting Standard No. 14 but adjusted to remove the effects of:

(aa) gains or losses on the disposal of fixed assets or businesses;

(bb) costs of acquisition or of elimination of discontinued activities; and

(cc) reorganisation and other exceptional costs or exceptional income. The Board has discretion to alter the performance criteria, subject to the approval of the Inland Revenue.

***(v) Exercise of options***

No option may be exercised prior to the third anniversary (fifth anniversary for options issued prior to June 2000) of the date of its grant (although the option may be exercised earlier if the employee dies or ceases to be an employee through retirement or ill health). The option will expire on the 10th anniversary of its date of grant.

***(vi) Individual limits***

No participant may be granted options in respect of shares having a value at the subscription price in excess of four times annual emoluments.

***(vii) Overall limits***

The maximum number of shares available under all of the Issuer's share option schemes (including this scheme) during the period of 10 years prior to the date of grant of the option is the lower of 42,000,000 shares and 10 per cent. of the shares of the Issuer in issue at the relevant date of grant. No more than 3 per cent. of the share capital of the Issuer may be appropriated for options during the period of three years ending on the date of grant. The amount of share capital over which options may be granted under this scheme is five per cent. of the share capital of the Issuer at the date of grant.

***(viii) Take-overs and liquidations***

The option holder may exercise his or her options within six months of a change of control or he may exchange options for new options in the acquiring company.

***(ix) Variation of share capital***

If the share capital of the Issuer is varied the rules of the scheme permit an alteration to the limits and to the subscription price in such manner as the auditors confirm to be fair and reasonable (and subject to the approval of the Inland Revenue).

***(x) Amendments***

No amendments can be made without the approval of the Issuer in general meeting if it would be to the advantage of an individual member unless it would be, in the opinion of the Board (or the remuneration committee of the Board) a minor amendment to benefit the administration of the scheme.

**(b) Share Incentive Plan**

***(i) Plan shares***

The plan provides:

(aa) for shares ("**Partnership Shares**") to be acquired on behalf of participating Eligible Employees (as defined below) out of sums deducted from their salary;

(bb) for Aberdeen to procure that shares ("**Matching Shares**") are appropriated to employees without payment in proportion to the Partnership Shares acquired by them;

(cc) for shares ("**Free Shares**") to be appropriated to participating Eligible Employees without payment; and

(dd) for shares ("**Dividend Shares**") where dividends paid by Aberdeen on any shares held in the plan on an employee's behalf are used to buy shares in the company;

(together knows as "**Plan Shares**").

***(ii) Acquisition of plan shares***

The directors may from time to time determine whether Eligible Employees shall, in a given tax year, or in, or in respect of, a given financial year, be offered the opportunity to acquire Partnership, Matching or Free Shares.

***(iii) Establishment of a trust***

Aberdeen shall establish a trust for the purposes of:

(aa) in the case of Free Shares and Matching Shares, acquiring shares and appropriating them to Eligible Employees in accordance with the plan;

(bb) in the case of Partnership Shares, holding partnership share money and applying it in acquiring shares on behalf of Eligible Employees in accordance with the plan;

(cc) in the case of Dividend Shares, acquiring such shares in accordance with the plan; and

(dd) holding in accordance with the plan all such shares so appropriated or acquired.

***(iv) Eligible Employees***

An individual shall be an Eligible Employee if:

(aa) he or she is then an employee of a Participating Company (as resolved by the Directors);

(bb) if, the Directors have specified a qualifying period in relation to eligibility on that occasion, he or she has, at all times during that qualifying period, been an employee of a qualifying company;

(cc) in relation to an appropriation of Free Shares, he or she has entered into a participation agreement; and

(dd) in relation to an appropriation of Free Shares or Matching Shares, he or she has not directed the trustee not to appropriate shares to him or her.

***(v) Restrictions on acquisition of Plan Shares***

Shares shall not be acquired on behalf of, or appropriated to, any person on any day under the plan if he or she then has, or has at any time in the period of twelve months preceding that day had, a Material Interest in a Close Company (as defined in Schedule 8 of the Finance Act 2000) whose shares may be appropriated or acquired under the plan or a company which has control of such a company or is a member of a consortium which owns such a company.

***(vi) Termination of the Plan***

The Directors may at any time, by giving notice in writing to:

(aa) the Inland Revenue;

(bb) the trustee; and

(cc) each participant

terminate the operation of the plan on and with effect from a date specified in such notice which is not earlier than 14 days after the date of such notice.

*(vii) Authority to issue shares*

The authority of the Directors to issue shares for the purposes of the plan expires on 11th January 2011.

*(viii) Number of shares to be issued*

The number of shares which may on any day be issued, or in respect of which the trustee may for the purposes of the plan be granted rights to subscribe for shares, when added to the number of shares which have been so issued or in respect of which rights to subscribe for shares have been granted (and, if not exercised, have not ceased to be exercisable) for the purposes of the plan or pursuant to any other employees' share scheme in the period of ten years ending on that day, shall not exceed 10 per cent. of the ordinary share capital of Aberdeen in issue on that day.

*(ix) Trustee's voting rights*

In relation to any matter on which the trustee has a right or opportunity as a member of Aberdeen to vote or to exercise any other rights, the trustee may, but shall not be obliged to, seek irrevocable directions from each participant as to the manner in which the trustee should exercise such rights in respect of a participant's Plan Shares. The trustee shall comply with such directions and if, before such time as may be specified in writing by the trustee, the trustee does not receive directions in such form as the trustee may specify (which may be in writing or electronic form) in respect of the exercise of voting or other rights attaching to any Plan Shares, then, the trustee shall refrain from exercising any such rights. The trustee shall not be entitled to vote on a show of hands on a particular resolution in respect of Plan Shares held on behalf of participants unless all directions received from those participants who have given directions in respect of that resolution are identical. The trustee shall not be under any obligation to call for a poll, and in the event of any poll the trustee shall in relation to Plan Shares vote only in accordance with the directions of participants.

**(c)** The Issuer is considering adopting a new incentive plan which will enable the Issuer to offer share based incentive awards to executive directors and senior executives of the Group. The Issuer will seek shareholder approval to the adoption of any such scheme in due course if considered appropriate and further details will then be disclosed at that time.

## 10 Directors' and other interests

10.1 The business address (being the head office of the Issuer) for all of the Directors is 10 Queen's Terrace, Aberdeen AB10 1YG.

10.2 The names of the Directors and their principal functions are as follows:

Charles Leonard Anthony Irby FCA (Chairman)
Martin James Gilbert MA LLB LLD CA (Chief Executive)
Andrew Arthur Laing MA LLB (Executive Director)
William John Rattray MA CA (Finance Director)
Roger Courtenay Cornick (Independent Non-Executive Director)
Anita Margaret Frew BA Hons MPhil (Independent Non-Executive Director)
Rt. Hon. Sir Malcolm Rifkind KCMG QC (Independent Non-Executive Director)
Donald Henry Waters OBE CA (Senior Independent Non-Executive Director)
Christopher Giles Herron Weaver FCA (Independent Non-Executive Director)
John Leonard Wybrew FIA, ASA, FBIM (Non-Executive Director)

10.3 The interests of the Directors, all of which are beneficial, in the share capital of the Issuer which (a) have been notified by each Director to the Issuer pursuant to section 324 or 328 of the Companies Act and entered in the register maintained under section 325 of the Companies Act and (b) are required pursuant to section 325 of the Companies Act to be entered in the register referred to therein, or (c) are interests of a connected person of a

Director which would, if the connected person were a Director, be required to be disclosed under (a) and (b) above, and the existence of which is known to or could with reasonable diligence be ascertained by that Director as at 4th March 2005 (being the latest practicable date prior to the publication of this document) are as follows:

| | Number of Ordinary Shares | Percentage of issued ordinary share capital |
|---|---|---|
| M J Gilbert | 3,927,998 | 1.67 |
| W J Rattray[(1)] | 863,772 | 0.37 |
| A A Laing | 90,176 | 0.04 |
| J L Wybrew | 50,000 | 0.02 |
| C L A Irby[(1)] | 45,000 | 0.02 |
| A M Frew | 15,000 | 0.006 |
| C G H Weaver[(1)] | 10,000 | 0.004 |
| R C Cornick | 4,400 | 0.002 |
| Rt Hon Sir Malcolm Rifkind | 1,000 | 0.0004 |
| D H Waters | 1,000 | 0.0004 |

Note:
(1) Messrs Rattray, Irby and Weaver hold 100, 31 and 6 respectively of the 2007 Bonds totalling in aggregate a principal amount of £68,500.

10.4 No Director has any interest in any transactions which are or were unusual in their nature or conditions or significant to the business of the Group, and which were effected by the Issuer:

(a) during the current or immediately preceding financial year; or

(b) during an earlier financial year and remain in any respect outstanding or unperformed.

10.5 As at 4th March 2005 (being the latest practicable date prior to the publication of this document), in so far as is known to the Issuer, the following persons (excluding Directors) were interested directly or indirectly in 3 per cent. or more of the issued share capital of the Issuer (calculated exclusive of treasury shares):

| | | |
|---|---|---|
| UBS Global Asset Management | 22,282,469 | 9.43 |
| Schroder Investment Management Limited | 17,021,207 | 7.21 |
| Jupiter Asset Management | 16,900,000 | 7.15 |
| Liontrust Asset Management | 12,068,333 | 5.11 |
| Deutsche Asset Management | 8,962,147 | 3.79 |
| Legal & General Investment Management Limited | 8,791,043 | 3.72 |

The Issuer is not aware of any person who can, will or could, directly or indirectly, jointly or severally, exercise or could exercise control over the Issuer.

10.6 There are no outstanding loans granted by any member of the Aberdeen Group to any of the Directors nor is any guarantee provided by any member of the Group for the benefit of any of the Directors.

10.7 The total aggregate of the remuneration paid and benefits in kind granted to the Directors by any member of the Group during the financial year ended 30th September 2004 was £1,226,000.

10.8 Each of the executive directors of the Issuer has a service contract with the Issuer the principal features of which are set out below.

| | Date | Notice Period to be given by the Director | Notice Period to be given by the Issuer | Annual Salary |
|---|---|---|---|---|
| M J Gilbert | 30/8/1996 | 6 months | 1 year | £400,000 |
| A A Laing | 30/8/1996 | 6 months | 1 year | £250,000 |
| W J Rattray | 30/8/1996 | 6 months | 1 year | £180,000 |

The principal terms of the service contracts are that the executive directors have an annual salary review on 30th September in each year; are entitled to a discretionary annual bonus, participation in the pension scheme, life assurance scheme, permanent health insurance and private medical insurance, 30 days annual leave, payment for up to 180 days sick leave in any 12 calendar months; and are subject to 12 month post termination restrictive covenants against competing with the Aberdeen Group and solicitation of staff.

## 11 The Aberdeen Group

11.1 The Issuer acts as a holding company for the Group and the Group's principal activity is fund management.

11.2 The principal companies in which the Aberdeen Group interest is more than 10 per cent. are as follows:

| Subsidiary/Companies | Principal activity | Country of registration | Country of operation | Issued and fully paid share capital |
|---|---|---|---|---|
| Aberdeen Asset Managers Limited | Fund Management | Scotland | UK | £4,725,000 |
| Aberdeen Asset Management Asia Limited | Fund Management | Singapore | Singapore | S.G.$250,000 |
| Aberdeen Asset Management Inc. | Fund Management | USA | USA | U.S.$3,250,100 |
| Aberdeen Unit Trust Managers Limited | Unit Trust Management | England | UK | £575,000 |
| Aberdeen International Limited | Long-term assurance | Guernsey | Guernsey | £2,200,000 |
| Aberdeen International Management Ireland Limited | Fund Management | Ireland | Ireland | STG£300,000 |
| Aberdeen International Fund Managers Limited | Fund Distribution | Hong Kong | Hong Kong | HK$1,000,000 |
| Aberdeen Private Wealth Management Limited | Fund Management | Jersey | Jersey | £100,000 |
| Aberdeen Asset Managers Jersey Limited | Fund Management | Jersey | Jersey | £25,000 |
| Aberdeen Murray Johnstone Limited* | Fund Management | Scotland | UK | £1,001,000 |
| Aberdeen Property Investors AB | Property Asset Management | Sweden | Sweden | SEK 7,000,000 |
| Aberdeen Property Investors Holdings AB | Property Asset Management | Sweden | Sweden | SEK100,000 |
| Aberdeen Asset Management Holdings Limited | Fund Management | Australia | Australia | AUS$24,361,000 |
| Aberdeen Asset Managers (C.I.) Limited | Fund Management | Jersey | Jersey | U.S.$120,791 |
| Edinburgh Fund Managers Group Limited | Holding Company | Scotland | UK | £28,523,919 |

| Subsidiary/Companies | Principal activity | Country of registration | Country of operation | Issued and fully paid share capital |
|---|---|---|---|---|
| Edinburgh Fund Managers plc ....... | Fund Management | Scotland | UK | £968,624 |
| Edinburgh Unit Trust Managers Limited ............................ | Unit Trust Management | Scotland | UK | £275,000 |
| Edinburgh Portfolio Limited ......... | Fund Management | Scotland | UK | £10,500,000 |

* includes the Murray Johnstone Group of Companies

All of the above investment consists of ordinary share capital. The Issuer also owns 100 per cent. of the deferred shares issued by Aberdeen Unit Trust Managers Limited. The Issuer also holds investments in other subsidiary undertakings.

## 12 Registered offices

12.1 The Issuer's registered office is at 10 Queen's Terrace, Aberdeen AB10 1YG. The registered offices of each of the subsidiaries are as follows:

| | |
|---|---|
| Aberdeen Asset Managers Limited | 10 Queen's Terrace, Aberdeen AB10 1YG |
| Aberdeen Asset Management Asia Limited | 21 Church Street, #01-01 Capital Square Two, Singapore 049480 |
| Aberdeen Asset Management Inc. | 103 Springer Buildings, 3411 Silverside Road, Wilmington, County of New Castle, Delaware 19810, USA |
| Aberdeen Unit Trust Managers Limited | One Bow Churchyard, Cheapside, London EC4M 9HH |
| Aberdeen International Limited | PO Box 466, Barclays Court, Les Echelons, St Peter Port, Guernsey GY1 6AW |
| Aberdeen International Management Ireland Limited | 39/40 Upper Mount Street, Dublin 2, Ireland |
| Aberdeen Murray Johnstone Limited | 10 Queen's Terrace, Aberdeen AB10 1YG |
| Aberdeen International Fund Managers Limited | 16th-19th Floors, Prince's Building, 10 Chater Road, Central Hong Kong |
| Aberdeen Private Wealth Management Limited | PO Box 641, No 1 Seaton Place, St. Helier, Jersey JE4 8YJ |
| Aberdeen Asset Managers Jersey Limited | PO Box 641, No 1 Seaton Place, St Helier, Jersey JE4 8YJ |
| Aberdeen Property Investors AB | Luntmakargatan 34, PO Box 3039, 103 63 Stockholm, Sweden |
| Aberdeen Property Investors Holdings AB | Luntmakargatan 34, PO Box 3039, 103 63 Stockholm, Sweden |
| Aberdeen Asset Management Holdings Limited | Level 6, 201 Kent Street, Sydney, NSW 2000, Australia |
| Aberdeen Asset Managers (C.I.) Limited | 17 Bond Street, St Helier, Jersey, Channel Islands |

| | |
|---|---|
| Edinburgh Fund Managers Group Limited | 10 Queen's Terrace, Aberdeen AB10 1YG |
| Edinburgh Fund Managers plc | Donaldson House, 97 Haymarket Terrace, Edinburgh EH12 5HD |
| Edinburgh Unit Trust Managers Limited | 10 Queen's Terrace, Aberdeen AB10 1YG |
| Edinburgh Portfolio Limited | One Bow Churchyard, London EC4M 9HH |

## 13 Principal establishments

13.1 The Issuer's head offices and principal places of business are at 10 Queen's Terrace, Aberdeen AB10 1YG and One Bow Churchyard, Cheapside, London EC4M 9HH.

13.2 The principal establishments of the Aberdeen Group are as follows:

| Company | Location | Approx Area (Sq ft) | Tenure | Annual Rent | Term of Lease |
|---|---|---|---|---|---|
| Aberdeen Asset Management PLC | 9 and 10 Queen's Terrace, Aberdeen | 9,420 | Feuhold | N/A | N/A |
| Aberdeen Asset Management PLC | One Bow Churchyard, Cheapside, London | 36,087 | Leasehold | £1,480,000 + VAT | Expires 17th November 2017, tenant break option 2012 on notice of 1 year and 1 day |

## 14 Principal investments

Save for investments made in relation to businesses already disposed of, details of the principal investments made by the Group in other undertakings in the three prior financial years and in the current financial year, of the principal investments currently being made and of the principal future investments on which firm commitments have already been made by the Directors are set out below:

14.1 The Group has invested funds in the following in the three financial years ended 30th September 2004:

(i) During the year to 30th September 2002 the Group acquired a 40 per cent. interest in Schroder Asset Management (subsequently renamed Aberdeen Asset Management Company Limited), a fund management company based in Thailand;

(ii) During the year to 30th September 2002, an investment of £789,000 was made in Globe Financial Investments Limited, a Maltese fund management business. The cost of the investment was satisfied by the issue of 379,897 shares at an issue price of 207.5p;

(iii) The acquisition of Edinburgh Fund Managers Group plc was completed on 28th October 2003. The cost of the acquisition was satisfied by the issue of 58,473,794 shares at an issue price of 86.26p. The goodwill on the transaction amounted to £42.1 million and brought £2.1 billion of assets to the Group.

14.2 The Group has not made any principal investments in the current financial year, nor has it made any firm commitments in relation to principal future investments.

## 15 Material contracts

The following contracts are all of the contracts (not being contracts entered into in the ordinary course of business), which are or might be material which have been entered into by the Issuer or any member of the Aberdeen Group within the two year period immediately preceding the date of this document:

(i) the Subscription Agreement dated 16th February 2005 between (1) the Issuer, (2) JPMorgan and (3) Cazenove & Co. Ltd, the principal terms of which are summarised in "Subscription and Sale";

(ii) a joint lead manager and selling agency agreement dated 16th February 2005 between (1) JPMorgan, (2) BNP Paribas and (3) the Issuer (**"the Joint Lead Manager Agreement"**) pursuant to which JPMorgan appoints BNP Paribas as the joint lead manager and selling agent for the issue of the Bonds. Under the terms of the Joint Lead Manager Agreement, JPMorgan will manage one global book of demand for the offering into which BNP Paribas shall submit orders. Any Bonds allocated with respect to orders submitted by the BNP Paribas shall be directed allocations. JPMorgan will be responsible for the pricing and allocation of the Bonds and shall allocate the Bonds in a manner determined by its sole discretion. JPMorgan (failing which the Issuer) will pay an amount in respect of commission, fees and expenses to BNP Paribas out of the commission and expenses payable under the Subscription Agreement. The Issuer makes a number of representations and warranties to BNP Paribas in the Joint Lead Manager Agreement. The Issuer has agreed to indemnify and hold harmless BNP Paribas against any losses which may arise as a result of any breach by the Issuer of the terms of the Joint Lead Manager Agreement including the failure by the Issuer to issue the Bonds. The Joint Lead Manager Agreement provides that BNP Paribas will be released and discharged from its obligation to subscribe and pay for any Bonds allotted to it in the event that JPMorgan is released and discharged from its obligations under the Subscription Agreement. The Joint Lead Manager Agreement will otherwise be terminated automatically if the Subscription Agreement is terminated in accordance with its terms;

(iii) the draft (subject to modification) of the Trust Deed expected to be dated 10th March 2005 between (1) the Issuer and (2) The Law Debenture Trust Corporation p.l.c., *inter alia*, constituting the Bonds and appointing the Trustee to act in that capacity, the principal terms of which are summarised in "Terms and Conditions of the Bond". The Trust Deed provides that the Trustee may retire on giving not less than three months' written notice to the Issuer, and the Bondholders may by Extraordinary Resolution remove any trustee, provided that no such retirement or removal will become effective until a trust corporation is appointed as a successor Trustee, all as more fully described in the Trust Deed;

(iv) the draft (subject to modification) of the Paying and Conversion Agency Agreement expected to be dated 10th March 2005 between (1) the Issuer, (2) BNP Paribas Securities Services, Luxembourg Branch, (3) BNP Paribas, London Branch and (4) The Law Debenture Trust Corporation p.l.c. setting out, *inter alia*, the terms of appointment and duties of BNP Paribas Securities Services, Luxembourg Branch in its capacity as Principal Paying and, Conversion Agent and BNP Paribas, London Branch as Paying and Conversion Agent (each as therein defined). The duties of these Agents (for which they will receive fees payable by the Issuer) are of an administrative nature and include, *inter alia*, acting as agent for the Issuer in relation to the making of payments on the Bonds and in relation to issue and conversion of the Bonds in accordance with and in order to give effect to the conditions set out in the Trust Deed; and

(v) a facility agreement between, *inter alia*, Bank of Scotland ("**BoS**") (1) and the Issuer (2) dated 10th October 2000 as supplemented or amended by agreements dated 30th May 2001, 7th February 2002, 31st March 2003, 27th October 2003, 30th June 2004, 12th November 2004 and 27th January 2005 by which BoS agreed to provide a term loan facility of up to £90,595,238. Pursuant to this agreement BoS made available two facilities to the Issuer, being Facility B and Facility D. Facility B (£85,125,000) is repayable as to £80,000,000 on or before 31st August 2005 (Tranche 1) and as to £5,125,000 on or before 31st May 2006 (Tranche 2). Facility D (£5,470,238) is a guarantee and term loan facility with amounts available expiring on 14th July 2005 and 24th January 2007 in line with underlying obligations and any outstanding loan amounts repayable on 31st July 2008. Interest accrues and is paid on the outstanding balance owing on loans, in the case of Tranche 1 of Facility B at the rate of either 1.5 per cent. or 1.75 per cent. above LIBOR plus mandatory costs (the latter to the extent that the amount of such loans is in excess of £60,000,000) and in the case of both Tranche 2 of Facility B and Facility D at the rate of 1.5 per cent. above LIBOR plus mandatory costs. Guarantee fees under Facility D accrue at the rate of 1.5 per cent. per annum. Under the terms of the agreement, the Issuer is required to provide certain financial information to BoS on a periodic basis and covenants that: the Issuer's minimum adjusted net worth shall not at any time be less than £200 million; its gearing shall not at any time be more than 1.0:1; and interest cover not less than 2.0:1. The facility agreement contains certain events of default which are customary in agreements of this type, upon the happening of which BoS may cancel all commitments under the facilities and declare all principal monies, together with accrued interest, immediately due and payable. In addition, the terms of Facility B provide that, in the event that any member of the Group receives proceeds from the disposal of certain specified assets, or any other proceeds which when aggregated over any 12 month period are in excess of £1,000,000, such proceeds be applied in mandatory prepayment of the facility agreement.

## 16 Significant change and Auditors' report

16.1 There has been no significant change in the financial or trading position of the Group and no material adverse change in the financial position or prospects of the Group since 30th September 2004, the date to which the audited consolidated financial statements of Aberdeen Group have been prepared and published, save as disclosed in note 4 to the capitalisation and indebtedness table on page 97.

16.2 The annual audited accounts of the Issuer for each of the three years ended 30th September 2002, 2003 and 2004 were audited in accordance with national law by the Issuer's auditors, KPMG Audit Plc of 37 Albyn Place, Aberdeen AB10 1JB.

16.3 KPMG Audit Plc has made reports under Section 235 of the Companies Act on the financial statements of the Issuer for the years ended 30th September 2001, 2002 and 2003 which were unqualified and did not contain any statement as described in Section 237(2) or (3) of the Companies Act. Statutory accounts of the Issuer have been delivered to the Registrar of Companies in Scotland for each of the three financial years ended 30th September 2002, 2003 and 2004. However, the report on the financial statements of the Company for the year ended 30th September 2003 included the following paragraph on contingent liabilities (with a similar statement in the report on the financial statements for the preceding year):

"In forming our opinion, we have considered the adequacy of the disclosures made in note 29 to the financial statements concerning the contingent liabilities of the Group in respect of the split capital closed-end fund sector generally, the Aberdeen Progressive Growth Unit Trust and any possible action by Real Estate Opportunities Limited, and their potential impact on the Group's funding position. In view of the significance of these uncertainties, we consider that they should be drawn to your attention but our opinion is not qualified in these respects."

In addition, the report for the year ended 30th September 2004 included the following paragraph on funding arrangements:

"In forming our opinion we have considered the adequacy of the disclosures made in note 29 to the financial statements in respect of the Group's funding of the settlement agreed with the Financial Services Authority and Uplift Plan available to eligible investors in the Aberdeen Progressive Growth Unit Trust. In view of the significance of this matter, we consider that it should be drawn to your attention but our opinion is not qualified in this respect."

The report of the Issuer's auditors also contained the following statement: "To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached."

16.4 KPMG Audit Plc has given and not withdrawn its consent to the inclusion of the extracts from its reports set out above and in the section "Financial Statements of the Aberdeen Group for the Three Years Ended 30th September 2004" and the references thereto and its name in the form and context in which they appear and has authorised the contents of that part of the listing particulars for the purposes of Regulation 6(i)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

## 17 Litigation and other proceedings

17.1 Save as disclosed below, there are not and have not been any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware) involving any member of the Group which may have, or have had during the last 12 months, a significant effect on the financial position of the Group.

On 24th December 2004 the Issuer announced that the near three-year-long investigation into the marketing and management of split capital funds had been concluded with an omnibus settlement between the majority of the firms involved in the sector, the FSA, the Jersey Financial Services Commission and the Guernsey Financial Services Commission. The terms of the settlement entail no admission of liability and effectively conclude the Group's exposure to the regulators in respect of these matters. The Issuer is to contribute £35 million to a central fund , £17.5 million of which has already been paid with the remaining £17.5 million to be paid in June 2005. This fund will be used to provide a cash distribution for retail investors in the zero dividend preference shares issued by split capital investment companies. In total, approximately £143 million was committed to the central fund by 18 companies involved in the sector, including the Issuer's own contribution supported by a payment made by the Issuer's insurers in full and final settlement of any liability those insurers might have under the relevant insurance policies. The Issuer also finalised the details of an Uplift Plan for investors in Aberdeen Progressive Growth Unit Trust, (a retail unit trust which, since its launch in August 2000, has invested primarily in zero dividend preference shares of listed multi-class closed end collective investment vehicles) at an estimated cost of £43.3 million. In the two years to 30th September 2004, the Group incurred legal and other external costs of over £7 million in relation to these issues.

The Uplift Plan is available to investors who hold units in Progressive which were issued by the managers on or before 28th June 2002 and offers those investors the opportunity to receive the initial cost of their investment on the redemption of their holdings on or around the fifth anniversary of their investment. Payments to Eligible Investors (as defined in the Uplift Plan) who have previously sold their holdings will also be offered, at a discounted rate. Investors who accept the offer to participate in the Uplift Plan will do so in full and final settlement of any remedies that they may consider they would otherwise have.

On 24th December 2004, Aberdeen commenced the process of writing to all Eligible Investors in Progressive offering them the opportunity to participate in the Uplift Plan.

Eligible Investors who accept the offer of participation in the Uplift Plan do so on condition that they relinquish their rights to take any other action in relation to their holding in Progressive. However, Eligible Investors may choose not to participate in the Uplift Plan and to pursue a complaint via FOS.

Acceptance by an investor of the Uplift Plan enables Aberdeen to crystallise the extent of its liability to that investor. As at 28th February 2005 acceptances had been received from Eligible Investors representing 92.3 per cent. of the eligible retail investors with registered holdings, which is 95.3 per cent. by value of initial investments made by such investors. On the same date, acceptances had also been received representing 39.8 per cent. of the value of the initial investments made by corporate and nominee clients. This latter class of holder has an extended period within which to notify acceptances, and the final figure will not be known until 24th March 2005.

Aberdeen announced on 26th February 2004 that it had received details from a FOS adjudicator of a provisional assessment in respect of a case being examined by FOS in relation to a complaint brought by one investor in Progressive. Since then there have been two further similar provisional assessments. The provisional assessments, which are not binding on either party, set out the FOS adjudicator's view on these complaints, which FOS have been treating as lead cases. The provisional assessments proposed that the dispute between Aberdeen Unit Trust Managers Limited and the complainants be resolved by the payment of compensation to the complainants. After careful consideration of the provisional assessment, the Board of Aberdeen believes the provisional assessments do not reflect the weight of evidence which Aberdeen has supplied to substantiate its position. Whilst remaining sensitive to the distress suffered by investors in Progressive and wishing to provide support to them on a voluntary basis, the Board cannot agree with the FOS adjudicator's opinion in this case. Aberdeen therefore exercised its right to have the cases referred to an Ombudsman for determination.

All three lead case complainants have now accepted the offer of participation in the Uplift Plan and FOS has advised the Issuer that it has closed its files on these complaints. FOS may, however, seek to identify further lead complainants.

Aberdeen, on the basis of robust legal advice, will vigorously contest any other cases on which FOS may issue adverse findings in future.

Were the FOS ultimately to make a final decision against the Aberdeen Group, any compensation would have to take into account the circumstances of individual cases. In this regard, given the advice of Aberdeen's solicitors, and the lack of information as to both the number and quantum of cases which will be subject to any determination by FOS, the Board considers it impossible to make any reasonable estimate of any potential liability of the Aberdeen Group over and above the cost of the Uplift Plan.

On 3rd April 2003, the board of REO announced it had terminated its management contract with the Aberdeen Group with immediate effect and indicated that it held the Aberdeen Group liable for damages in respect of losses incurred on its income portfolio. No proceedings have been issued by REO, however a letter of claim dated 20th December 2004 has been received. The Aberdeen Group does not accept the validity of REO's termination without notice. The Aberdeen Group will reject the claim and, if proceedings are brought, they will be vigorously defended and the Group will counterclaim for its accrued fees and the fees relating to the 12 months' notice period provided for in the management contract. It is not possible to quantify any exposure to damages in this regard.

In April 2004, the liquidator of the special purpose vehicle of Aberdeen Preferred Income Trust Limited wrote to Aberdeen indicating that it was considering a claim. However, no further detail has been forthcoming.

The speculation that legal proceedings may be brought against a range of parties who have been involved in the Splits Sector continues. Other than as stated above, no notice of any legal proceedings related to the Aberdeen Group's involvement in the Splits Sector has been served against any member of the Aberdeen Group and any such proceedings would be defended robustly.

## 18 Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) for a period of 14 days from the date of publication of this document at the offices of Maclay Murray & Spens, City Law, 5 Old Bailey, London, EC4M 7JX:

18.1 the memorandum and articles of association of the Issuer;

18.2 the audited consolidated accounts of the Issuer and its subsidiaries for the three years ended 30th September 2004;

18.3 the material contracts referred to in paragraph 15 above; and

18.4 this document.

## 19 Availability of this document

Copies of this document are available for inspection from the FSA's Document Viewing Facility which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS and, until 22nd March 2005, are also available on display at the offices of Maclay Murray & Spens, City Law, 5 Old Bailey, London, EC4M 7JX during normal business hours on any weekday (Saturdays and public holidays excepted).

## 20 Financial advisers

Both JPMorgan and Cazenove have in the past and may in the future act as financial adviser to the Issuer.

On 28th February 2005, JPMorgan and Cazenove completed a joint venture. On completion of the joint venture, Cazenove changed its name to JPMorgan Cazenove Limited. The above reference and other references in this document to Cazenove reflect its name prior to 28th February 2005 and should be read and construed as references to JPMorgan Cazenove Limited.

**REGISTERED OFFICE OF THE ISSUER**

**Aberdeen Asset Management PLC**
10 Queen's Terrace
Aberdeen AB10 1YG
United Kingdom

**PRINCIPAL PAYING AND CONVERSION AGENT**

**BNP Paribas Securities Services, Luxembourg Branch**
23 Avenue de la Porte-Neuve
L-2085 Luxembourg

**PAYING AND CONVERSION AGENT**

**BNP Paribas, London Branch**
10 Harewood Avenue
London NW1 6AA

**TRUSTEE**

**The Law Debenture Trust Corporation p.l.c.**
Fifth Floor
100 Wood Street
London EC2V 7EX

**LEGAL ADVISERS**

*To the Issuer:*

**Maclay Murray & Spens, City Law**
5 Old Bailey
London EC4M 7JX
United Kingdom

*To the Joint Lead Managers and the Trustee as to English law:*

**Linklaters**
One Silk Street
London EC2Y 8HQ
United Kingdom

**AUDITORS TO THE ISSUER**

**KPMG Audit Plc**
37 Albyn Place
Aberdeen AB10 1JB
United Kingdom

**AUTHORISED ADVISER**

**JPMorgan Cazenove Limited**
20 Moorgate
London EC2R 6DA
United Kingdom

imprima de bussy — C91467

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take or about the contents of this document, you should immediately consult an independent financial adviser authorised under the Financial Services and Markets Act 2000 (or in the case of recipients outside the United Kingdom, a stockbroker, bank manager, solicitor, accountant or other independent financial adviser).**

If you have sold or otherwise transferred all of your Ordinary Shares in Aberdeen Asset Management PLC ("the Company"), please forward this document together with the accompanying documents at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

A copy of this document, which comprises a prospectus relating to the Company and Aberdeen Warrants (Jersey) Limited ("JerseyCo") and which has been prepared in accordance with the Listing Rules made under Section 74 of the Financial Services and Markets Act 2000, has been delivered for registration to the Registrar of Companies in Scotland in accordance with Section 83 of that Act and to the Jersey Registrar of Companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002. The attention of Shareholders who are resident in, or citizens of, territories outside the United Kingdom is drawn to the paragraph headed "Overseas Shareholders" in Part 2 of this document. The distribution of this document and the accompanying Application Form in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any of those restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction. This document and the accompanying Application Form should not be forwarded to, or transmitted in or into, the United States, Canada, Australia, Japan, New Zealand, South Africa or the Republic of Ireland.

# ABERDEEN ASSET MANAGEMENT PLC

*(Registered in Scotland No. SC82015)*

# ABERDEEN WARRANTS (JERSEY) LIMITED

*(Registered in Jersey No. 90211)*




Aberdeen

## Placing and Open Offer of 75,000 Convertible Preference Share Units at £1,000 per unit (subject to increase pursuant to an Overallotment Option described herein)

**JPMorgan Cazenove Limited and J.P. Morgan Securities Ltd., which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for the Company and JerseyCo in connection with the Placing and Open Offer and not for any other person and will not be responsible to any other person for providing the protections afforded to customers of JPMorgan Cazenove Limited or J.P. Morgan Securities Ltd. or for providing advice in relation to the Placing and Open Offer, the contents of this document and the accompanying documents or any arrangements referred to therein.**

**Persons receiving a copy of this document are directed towards the section headed "Risk Factors" in Part 5 of this document.**

The existing Ordinary Shares have been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities and have been admitted to the official list of Singapore Exchange Securities Trading Limited. Application has been made to the UK Listing Authority for the Preference Shares and the Warrants to be admitted to the Official List and for the New Securities to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that dealings in the New Securities will commence on the London Stock Exchange's market for listed securities at 8.00 a.m. on 30 June 2005.

None of the existing Ordinary Shares or the New Securities have been or will be registered under the relevant securities laws of any country other than the United Kingdom and may not, subject to certain exceptions, be offered, sold, taken up or delivered, directly or indirectly, in or into any country other than the United Kingdom and/or the Channel Islands. Further details are set out in Part 2 of this document.

The directors of the Company, whose names appear on page 4 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. The directors of JerseyCo, whose names appear on page 4 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of JerseyCo (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. All the directors of JerseyCo accept responsibility accordingly.

Dated 3 June 2005

It should be remembered that the price of securities and the income from them can go down as well as up.

A copy of this document has been delivered to the Jersey Registrar of Companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, and he has given, and has not withdrawn, his consent to its circulation.

The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Article 4 and Article 4B of the Control of Borrowing (Jersey) Order 1958 to the issue of the Warrants and the Jersey Preference Shares by JerseyCo. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Article 6 of the Control of Borrowing (Jersey) Order 1958 to the circulation in Jersey of this document by JerseyCo and the Company. It must be distinctly understood that, in giving these consents, neither the Jersey Registrar of Companies nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of any schemes or for the correctness of any statements made, or opinions expressed, with regard to them.

Qualifying Shareholders will find an Application Form enclosed with this document. Applications under the Open Offer may only be made by the Qualifying Shareholder originally entitled or by a person entitled by virtue of a bona fide market claim arising out of a sale or transfer of Ordinary Shares prior to the date on which the Ordinary Shares were marked "ex" the entitlement by the London Stock Exchange.

Holdings of Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Open Offer.

No action has been taken or will be taken under any regulatory or other requirements of any jurisdiction other than the United Kingdom and Jersey to permit a public offering of the Convertible Preference Share Units, the Warrants or the Preference Shares or the distribution of this prospectus. The distribution of this prospectus and the offering of the Convertible Preference Share Units, the Preference Shares and the Warrants in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus comes are required by the Company, JerseyCo, J.P. Morgan Securities Ltd. and JPMorgan Cazenove Limited to inform themselves about and to observe any such restrictions. This prospectus may not be used for or in connection with any offer to or solicitation by anyone in any jurisdiction in any circumstances in which such offer or solicitation is not authorised or is unlawful. For a description of certain further restrictions on offers and sales of the Convertible Preference Share Units, the Preference Shares and the Warrants and distribution of this prospectus, see Part 2 of this document.

In making an investment decision, potential investors must rely on their own independent examination and investigation of the financial condition and affairs, and their own appraisal of the creditworthiness of the Company, the Group, JerseyCo and the terms of the offering, including the merits and risks involved. Potential investors should not construe anything in this prospectus as legal, business or tax advice. None of the Company, JerseyCo, J.P. Morgan Securities Ltd. or JPMorgan Cazenove Limited is providing any advice or recommendation in this prospectus on the merits of the purchase, subscription for, or investment in, the Preference Shares and/or the Warrants and/or the Convertible Preference Share Units or any rights conferred by the Preference Shares and/or the Warrants and/or the Convertible Preference Share Units.

No person is authorised to give any information or to make any representation not contained in this prospectus in connection with the issue or sale of the Convertible Preference Share Units, the Preference Shares or the Warrants and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Company, JerseyCo, J.P. Morgan Securities Ltd. or JPMorgan Cazenove Limited. Neither the delivery of this prospectus nor any offer, sale or delivery made in connection with the issue of the Convertible Preference Share Units, the Preference Shares and the Warrants shall, under any circumstance, constitute a representation that there has been no change or development likely to involve a change in the condition (financial or otherwise) of the Company, the Group or JerseyCo since the date hereof or create any implication that the information contained herein is correct as of any date subsequent to the date hereof or the date as of which that information is stated herein to be given.

None of the Convertible Preference Share Units, the Preference Shares, the Warrants nor the Ordinary Shares to be issued on exercise of the Warrants have been or will be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or with any securities regulatory authority of any other jurisdiction. The Convertible Preference Share Units, the Preference Shares and the Warrants are being offered and sold in offshore transactions outside the United States in reliance on Regulation S ("Regulation S") under the Securities Act and, except in a transaction exempt from the registration requirements of the Securities Act, may not be offered, sold or delivered within the United States or to or for the benefit of U.S. persons.

In connection with the issue of the Preference Shares and the Warrants, J.P. Morgan Securities Ltd. or any person acting for it may overallot or effect transactions with a view to supporting the market price of the Preference Shares and the Warrants at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on J.P. Morgan Securities Ltd. or any agent of it to do this. Such stabilisation, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

Unless otherwise specified or the context requires, references to "£", "pounds", "pence" and "p" are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland (the "United Kingdom") and references to "USD" and "US$" are to the lawful currency of the United States of America, its territories and possessions.

The Preference Shares and the Warrants will initially be represented by a Global Preference Share and a Global Warrant, respectively, each deposited with, and registered in the name of a nominee for, a common depositary for Euroclear and Clearstream, Luxembourg. Preference Shareholders and Warrantholders who wish to hold Preference Shares or Warrants through CREST, may do so in the form of CREST Depositary Interests. CREST Depositary Interests in respect of the underlying Preference Shares and Warrants will be allocated to applicants in the Placing and Open Offer upon request. The CREST Depositary Interests will be independent securities constituted under English Law and transferred through the CREST system. All references in this document to "Preference Shares" or "Warrants" shall be deemed, where the context permits to be references to the CREST Depositary Interests.

# CONTENTS



## EXPECTED TIMETABLE

| | 2005 |
|---|---|
| Record Date for Open Offer | close of business on 1 June |
| Recommended latest time and date for establishment of a CREST account | 20 June |
| Latest time and date for receipt of Application Forms and payment in full under the Open Offer | 3.00 p.m. on 24 June |
| Placing Closes | 24 June |
| Admission and Commencement of dealings in Convertible Preference Share Units | 30 June |
| Delivery of Convertible Preference Share Units | 30 June |

## PLACING AND OPEN OFFER STATISTICS

| | |
|---|---|
| Issue Price per Unit | £1,000† |
| Number of Existing Ordinary Shares | 241,915,497 |
| Number of Preference Shares to be issued | 75,000* |
| Number of Warrants to be issued | 75,000* |
| Gross proceeds of Placing and Open Offer | £75,000,000* |

† of which £800 relates to the Preference Share and £200 to the Warrant

* excluding the over allotment option of up to 5,000 Units

## DIRECTORS, SECRETARY AND ADVISERS

**Directors of Aberdeen**

Charles Leonard Anthony Irby (Chairman)
Martin James Gilbert (Chief Executive)
Andrew Arthur Laing (Executive Director)
William John Rattray (Finance Director)
Donald Henry Waters (Senior Independent Non-Executive Director)
Roger Courtenay Cornick (Independent Non-Executive Director)
Anita Margaret Frew (Independent Non-Executive Director)
Rt. Hon. Sir Malcolm Rifkind QC MP (Independent Non-Executive Director)
Christopher Giles Herron Weaver (Independent Non-Executive Director)

all of

10 Queen's Terrace
Aberdeen AB10 1YG

**Directors of JerseyCo**

Andrew Arthur Laing
William John Rattray

all of

10 Queen's Terrace
Aberdeen AB10 1YG

**Secretary and Registered Office of JerseyCo**

Bailhache Labesse Secretaries Limited
PO Box 207
13-14 Esplanade
St Helier
Jersey JE1 1BD
Channel Islands

**Secretary and Registered Office of Aberdeen**

Scott Edward Massie
Aberdeen Asset Management PLC
10 Queen's Terrace
Aberdeen AB10 1YG

**Sponsor, Broker and Financial Adviser**

JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA

**Solicitors to the Sponsor**

Linklaters
One Silk Street
London EC2Y 8HQ

Mourant du Feu & Jeune
22 Grenville Street
St Helier
Jersey JE4 8PX
Channel Islands

**Solicitors to the Company and JerseyCo**

Maclay Murray & Spens
5 Old Bailey
London EC4M 7JX

Bailhache Labesse
PO Box 207
13-14 Esplanade
St Helier
Jersey JE1 1BD
Channel Islands

**Auditors and Reporting Accountants of Aberdeen and JerseyCo**

KPMG Audit Plc
37 Albyn Place
Aberdeen AB10 1JB

**Principal Bankers of Aberdeen and JerseyCo**

The Governor and Company of the Bank of Scotland
Corporate Banking
3/5 Albyn Place
Aberdeen AB10 1PY

**Agent**

JPMorgan Chase Bank, N.A.
Trinity Tower
9 Thomas More Street
London E1W 1YT

**Registrar**

Lloyds TSB Registrars Scotland
PO Box 28448
Finance House
Orchard Brae
Edinburgh EH4 1WQ

**Receiving Agent**

Lloyds TSB Registrars
Princess House
1 Suffolk Lane
London EC4R 0AX

## DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

| | |
|---|---|
| "1994 Executive Share Option Scheme" | the Aberdeen Asset Management PLC 1994 Executive Share Option Scheme |
| "2007 Bonds" | £100 million 5.875% convertible bonds due 2007 issued by the Company |
| "2010 Bonds" | £26.57 million 4.5% convertible bonds due 2010 issued by the Company |
| "Aberdeen" or "Company" | Aberdeen Asset Management PLC |
| "Aberdeen Group" or "Group" | Aberdeen, its subsidiaries and its subsidiary undertakings |
| "Aberdeen Share Option Schemes" | the 1994 Executive Share Option Scheme, the Share Incentive Plan and the LTIP |
| "Act" or "Companies Act" | the Companies Act 1985 (as amended) |
| "Admission" | the admission of the Preference Shares and the Warrants to the Official List and of the New Securities to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards |
| "Admission and Disclosure Standards" | the requirements contained in the publication "Admission and Disclosure Standards" dated May 2001 containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities |
| "Application Form" | the application form for use by Qualifying Shareholders in connection with the Open Offer accompanying this document |
| "Articles" | the articles of association of the Company |
| "Australia" | the Commonwealth of Australia, its territories and possessions |
| "Bank" or "BoS" | The Governor and Company of the Bank of Scotland |
| "Board" or "Directors" | the directors of Aberdeen, whose names appear on page 4 of this document |
| "Bonds" | the 2007 Bonds and the 2010 Bonds |
| "Canada" | Canada, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof |
| "certificated" or "in certificated form" | not in uncertificated form (that is, securities not held in CREST) |
| "Clearing System" | Euroclear or Clearstream, Luxembourg |
| "Clearstream, Luxembourg" | Clearstream Banking, société anonyme |
| "Closing Date" | 30 June 2005 |
| "Common Depositary" | JPMorgan Chase Bank, N.A. as common depositary for Euroclear and Clearstream, Luxembourg |
| "Convertible Preference Share Unit" or "Unit" | a trading unit comprising one Preference Share and one Warrant |
| "Convertible Preference Share Unitholders" or "Unitholders" | the holders of Convertible Preference Share Units |
| "CREST" | the computerised settlement system (as defined in the Regulations) to facilitate the transfer of securities in uncertificated form operated by CRESTCo |
| "CRESTCo" | CRESTCo Limited |
| "CREST Depositary" | CREST Depositary Limited whose registered office is at 33 Cannon Street, London EC4M 5SB (the expression "CREST Depositary" shall, unless the context requires otherwise, include any successor Depositary appointed in accordance with clause 13.2 of the CREST Deed Poll (as hereinafter defined at Part 6C "CREST and Depositary Interests") |

| | |
|---|---|
| "CREST Depositary Interests" or "CDIs" | the dematerialised depositary interests in relation to the Preference Shares and Warrants, respectively issued in CREST |
| "CREST Manual" | the document entitled the 'CREST Manual' issued by CRESTCo and containing the rules governing the operation of CREST, as from time to time amended or replaced |
| "Dealing Day" | a day in which dealings in domestic securities may take place on the authority of the London Stock Exchange |
| "Deed Poll" | the deed poll to be entered into by Aberdeen on or before the Closing Date, as summarised in paragraph 13 of Part 12 of this document |
| "Euroclear" | Euroclear Bank S.A./N.V. as operator of the Euroclear System |
| "Exchange Price" | 138.75p, being the notional price of an Ordinary Share for the purposes of calculating the number of Ordinary Shares exchangeable for each Jersey Preference Share, as adjusted from time to time |
| "Exercise Price" | £1,000 being the exercise price of a Warrant under the Warrant Terms |
| "Existing Ordinary Shares" | the 241,915,497 Ordinary Shares in issue on the date of this document |
| "Financial Services and Markets Act" | the Financial Services and Markets Act 2000 |
| "Financial Services Authority" or "FSA" | the Financial Services Authority in the UK |
| "FOS" | the Financial Ombudsman Service |
| "Issue" | the issue of Convertible Preference Share Units pursuant to the Placing and Open Offer |
| "Issue Price" | £1,000 per Unit |
| "Japan" | Japan, its cities, prefectures, territories and possessions |
| "JerseyCo" | Aberdeen Warrants (Jersey) Limited, a special purpose vehicle incorporated in Jersey |
| "JerseyCo Articles" | the articles of association of JerseyCo |
| "JerseyCo Directors" | the directors of JerseyCo, whose names appear on page 4 of this document |
| "Jersey Preference Shareholders" | the holders of the Jersey Preference Shares |
| "Jersey Preference Shares" | exchangeable redeemable A preference shares of no par value and exchangeable redeemable B preference shares of no par value, each in the capital of JerseyCo |
| "JPMorgan" | J.P. Morgan Securities Ltd. |
| "JPMorgan Cazenove" | JPMorgan Cazenove Limited |
| "LIBOR" | London interbank offered rate for sterling for six months |
| "Listing Rules" | the listing rules and regulations made by the UKLA under the Financial Services and Markets Act 2000 |
| "London Stock Exchange" | London Stock Exchange plc |
| "LTIP" | the Aberdeen 2005 Long Term Incentive Plan |
| "Measurement Period" | the measurement period for an award under the LTIP, as set out in paragraph 7.3 of Part 12 of this document |
| "New Securities" | Units and/or Preference Shares and/or Warrants, or any combination thereof, as the context may require including, where the context so permits, CREST Depositary Interests, in respect thereof |
| "New Zealand" | New Zealand, its territories and possessions |
| "Official List" | the Official List of the UKLA |
| "Open Offer" | the offer to Qualifying Shareholders to subscribe for Convertible Preference Share Units on the terms and conditions set out in Part 2 of this document and in the Application Form |

| | |
|---|---|
| "Ordinary Shareholders" or "Shareholders" | the holders of Ordinary Shares |
| "Ordinary Shares" | ordinary shares of 10p each in the share capital of Aberdeen |
| "Overseas Shareholders" | Shareholders whose registered address is outside the UK or who are citizens or residents of countries other than in the UK |
| "Placing" | unconditional placing by JPMorgan Cazenove on behalf of JPMorgan, of 75,000 Convertible Preference Share Units at the Issue Price (of which 50,000 Units are subject to clawback by Qualifying Shareholders under the Open Offer), in accordance with the terms of the Subscription Agreement |
| "Preference Shareholders" | the holders of Preference Shares |
| "Preference Shares" | up to 80,000 non-cumulative non-voting perpetual preference shares of £100 nominal value each in the share capital of Aberdeen including, where the context so permits, CREST Depositary Interests in respect thereof |
| "Progressive" | Aberdeen Progressive Growth Unit Trust |
| "Qualifying Shareholders" | holders of Existing Ordinary Shares on the register of members of the Company at the close of business on the Record Date other than certain Overseas Shareholders, as described in Part 2 of this document |
| "Record Date" | 31 May 2005 |
| "Registrars" | Lloyds TSB Registrars Scotland |
| "Regulations" | the Uncertificated Securities Regulations (SI 2001/3755) |
| "REO" | Real Estate Opportunities Limited |
| "Shareholders" | the holders of Ordinary Shares |
| "Shares" | Preference Shares and/or Ordinary Shares as the context may require |
| "Share Incentive Plan" | the Aberdeen Asset Management PLC Share Incentive Plan |
| "Splits" or "Splits Sector" | the UK split closed-ended investment fund sector |
| "Sponsor" | JPMorgan Cazenove |
| "Subscription Agreement" | a subscription agreement dated 3 May 2005 and amended and restated on 2 June 2005 between (1) Aberdeen (2) JerseyCo (3) JPMorgan and (4) the Sponsor, as summarised in paragraph 13 of Part 12 of this document |
| "UK" or "United Kingdom" | the United Kingdom of Great Britain and Northern Ireland |
| "UKLA" or "UK Listing Authority" | the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 |
| "uncertificated" or "in uncertificated form" | recorded on the register of members of the Company as being held in uncertificated form (that is securities held in CREST) |
| "United States" | the United States of America, its possessions or territories, any state of the United States of America and the District of Columbia or any area subject to its jurisdictions or any political subdivision thereof |
| "Uplift Plan" | the Uplift Plan formulated by the Company available to eligible investors in Progressive |
| "US Person" | US Persons as defined by Regulation S of the Securities Act 1933 of the United States |
| "Warrantholder" | a holder of Warrants |
| "Warrants" | up to 80,000 warrants issued by JerseyCo to subscribe for Jersey Preference Shares on the basis set out in the Warrant Terms including, where the context so permits, CREST Depositary Interests in respect thereof |
| "Warrant Terms" | the terms and conditions of the Warrants, further details of which are set out in Part 4 of this document |

In addition, "subsidiary", "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings respectively ascribed to them by the Companies Act, disregarding for this purpose paragraph 20(1)(b) of Schedule 4A to the Companies Act.

## PART 1

## LETTER FROM THE CHAIRMAN



*(Registered in Scotland No. SC82015)*

| *Directors* | *Registered office* |
|---|---|
| Charles Leonard Anthony Irby *(Chairman)* | 10 Queen's Terrace |
| Martin James Gilbert *(Chief Executive)* | Aberdeen |
| Andrew Arthur Laing *(Executive Director)* | AB10 1YG |
| William John Rattray *(Finance Director)* | |
| Donald Henry Waters *(Senior Independent Non-Executive Director)* | |
| Roger Courtenay Cornick *(Independent Non-Executive Director)* | |
| Anita Margaret Frew *(Independent Non-Executive Director)* | |
| Rt. Hon. Sir Malcolm Rifkind QC MP *(Independent Non-Executive Director)* | |
| Christopher Giles Herron Weaver *(Independent Non-Executive Director)* | |

3 June 2005

*To Qualifying Shareholders and, for information only, to holders of Bonds and holders of options under the Aberdeen Share Option Schemes*

Dear Shareholder,

**Proposed issue of £75,000,000 of Convertible Preference Share Units (each comprising one Preference Share and one Warrant)**

### Introduction

Your Board announced on 3 May 2005 that JPMorgan had agreed to underwrite an issue of £75 million (before expenses, approximately £70.9 million net of expenses and excluding VAT) of Convertible Preference Share Units (each comprising one Preference Share and one Warrant) by way of a Placing and Open Offer. In addition, Aberdeen and JerseyCo have agreed to grant JPMorgan an overallotment option of a further £5 million of Convertible Preference Share Units, further details of which are set out below. Application has been made to the UK Listing Authority for the Preference Shares and the Warrants to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for the Preference Shares, the Warrants and the Convertible Preference Share Units to be admitted to trading on the London Stock Exchange's market for listed securities.

The purpose of this document is to provide you with further details of the Convertible Preference Share Units and the Placing and Open Offer, and to explain how you, as a Shareholder, can participate in the Open Offer.

### Background

Since I wrote to you earlier this year, your Board has continued to pursue options in the market for the issue of the Preference Shares which were approved by the Company in March in order to ensure that the Company is in a position to repay the 2007 Bonds at the appropriate time. The Directors have formulated proposals in the light of these financing obligations and the Company's other indebtedness. The Directors have also taken into account developments in capital adequacy regulations over the last few years. While this subject continues to evolve, the Directors are of the view that it is appropriate for the Company to refinance some of its outstanding debt, including some of the 2007 Bonds, out of more permanent capital. In light of current market conditions for preference shares, the Directors have concluded that the Convertible Preference Share Units present a more attractive financing option. As part of the refinancing arrangements, Aberdeen has agreed with JPMorgan the terms upon which it will repurchase a minimum of £75 million of the 2007 Bonds held by JPMorgan at a repurchase price of 101 per cent. of the amount due together with any accrued interest. The proceeds of the Issue will be used to fund this repurchase.

### Existing financing arrangements

The Aberdeen Group has a number of facilities available to it, upon which it relies, to meet future working capital needs, including a £15 million uncommitted overdraft facility, which, by its nature, is repayable on demand. The Board is not aware of any reason why this overdraft facility would be withdrawn either before or after its expiry date. Your Board has already taken a number of active steps to reduce the Aberdeen Group's indebtedness and strengthen its financial position, including the proposed issue of the Convertible Preference Share Units. In addition, the Board is considering the disposal of further non-core assets, including the possibility of selling a shareholding in the property management division.

**JerseyCo**

In order to facilitate the Placing and Open Offer, a new special purpose vehicle has been established in Jersey, Aberdeen Warrants (Jersey) Limited, which will issue the Warrants comprised in the Convertible Preference Share Units. JerseyCo will be owned by a charitable trust and has been incorporated with founders' shares (all of which have been issued to the charitable trust and its nominee) and Jersey Preference Shares which are the subject of the Warrants guaranteed by Aberdeen. The Warrants will be issued under the terms of the Placing and Open Offer. Further details of JerseyCo and a summary of the rights attaching to the Warrants are set out below and in Parts 3 and 4 of this document.

**Characteristics of the Convertible Preference Share Units**

*Convertible Preference Share Units*

Each Convertible Preference Share Unit is comprised of one Preference Share and one Warrant. Under the Placing and Open Offer, the Company will issue the Preference Shares and JerseyCo will issue the Warrants, which together will trade as a single unit capable of being traded as separate components at the option of the holder. Accordingly, Aberdeen is also seeking separate trading facilities for the Preference Shares and the Warrants with the London Stock Exchange.

*Preference Shares*

The Preference Shares, which were authorised pursuant to an ordinary resolution of the Company on 24 March 2005, have the following key characteristics:

- Preference Shareholders will receive a non-cumulative preferential dividend accruing at a rate of £67.50 per share per annum in respect of each Preference Share held by them payable annually in arrear on 30 June in each year (payments subject to Directors' discretion);
- the Preference Shares will rank as regards participation in the profits of Aberdeen *pari passu* with each other and in priority to Ordinary Shares;
- on non-payment of dividends, Aberdeen may not (a) declare or pay a dividend on any of its Ordinary Shares, other preference shares or other share capital nor (b) redeem, purchase, reduce or otherwise acquire any of its share capital, until the earlier of (1) the date on or by which it next declares and pays in full a Preference Dividend and (2) the date on or by which all the Preference Shares are redeemed in full or purchased by Aberdeen;
- the Preference Shares are perpetual securities and have no maturity date, but are redeemable in whole, but not in part only, at the option of Aberdeen (subject to the prior consent of the FSA (if required)) on 30 June 2010 or any dividend payment date thereafter at a price equal to the aggregate of £1,000 and any dividends accrued for the then current dividend period;
- on a winding-up or other return of capital of Aberdeen (other than a redemption or purchase of shares, or a reduction of share capital), Preference Shareholders will rank (1) junior to the holder of any shares of Aberdeen in issue ranking in priority to the Preference Shares, (2) equally in all respects with the holders of other Preference Shares and any other shares of Aberdeen in issue ranking *pari passu* with the Preference Shares and (3) in priority to Ordinary Shareholders and any other shares of Aberdeen in issue ranking junior to the Preference Shares. Subject to such ranking, in such event Preference Shareholders will be entitled to receive out of the assets available for distribution, liquidating distributions in the amount of £1,000 per Preference Share plus an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding-up or other such return of capital.

*Warrants*

The Warrants, which were authorised pursuant to a resolution of the JerseyCo board of directors on 1 June 2005, have the following characteristics:

- Each Warrant is being offered, together with a Preference Share, as a Unit at an issue price of £1,000 per Unit (of which £800 relates to the Preference Share and £200 to the Warrant);
- Each Warrant, which has been guaranteed by Aberdeen under the terms of a Deed Poll (further details of which are set out in Part 4 of this document), will be exercisable at the option of the Warrantholder at any time from 10 August 2005 (being 41 days following the Closing Date);

- As more fully described in Part 4, the Warrants expire at the option of JerseyCo on or after 30 June 2012 if the closing price of the Ordinary Shares is at least 150 per cent. of the Exchange Price for at least 20 out of 30 consecutive dealing days. In addition, the Warrants will expire in circumstances where the Preference Shares are redeemed in whole;
- On exercise each Warrant entitles the Warrantholder to receive Jersey Preference Shares upon payment of the Exercise Price. The Jersey Preference Shares will then, following their issue, immediately be exchanged for fully paid Ordinary Shares which will be issued to the exercising Warrantholder, in accordance with the Warrant Terms and the provisions of the JerseyCo Articles;
- Under current Listing Rule requirements, the maximum number of Ordinary Shares which may underlie the Warrants is limited to 20 per cent. of the issued ordinary share capital of Aberdeen at the date of issue of Warrants. As a result, Warrants may only be exercised in two tranches such that the second tranche is automatically exercised in circumstances where such 20 per cent. limit will not be exceeded. The number of Ordinary Shares which a Warrantholder will receive on the exchange of their Jersey Preference Shares will be determined by dividing the Issue Price by the Exchange Price in effect on the date of exercise. The Exchange Price is 138.75p but it is subject to adjustment in certain circumstances as more fully set out in Part 4 of this document. The Exercise Price in respect of each Warrant may be satisfied in cash or by the delivery of one Preference Share to JerseyCo.

In order to facilitate the issue of Ordinary Shares upon the exercise of Warrants, arrangements have been set in place whereby Aberdeen has agreed with JerseyCo to issue Ordinary Shares in exchange for the Jersey Preference Shares in consideration for payment to Aberdeen by JerseyCo of an amount equal to any premium received by JerseyCo on issue of the Warrants. In addition to the guarantee arrangements referred to above, in order to protect the Warrantholders, anti-dilutive provisions dealing with share consolidations, share splits, rights issues, bonus issues and capital distributions have been included in the JerseyCo Articles.

Further details of the terms of the Convertible Preference Share Units, the provisions of the Warrants and a summary of the relevant provisions of the JerseyCo Articles are set out in Part 4 of this document.

**The Placing and Open Offer**

*The Placing*

JPMorgan has entered into a subscription agreement with the Sponsor, the Company and JerseyCo under which JPMorgan Cazenove, on behalf of JPMorgan, has placed with institutional and other investors, 75,000 Convertible Preference Share Units at the Issue Price, of which 25,000 have been firm placed and 50,000 are subject to clawback by Qualifying Shareholders in order to meet valid applications pursuant to the terms of the Open Offer. The Company and JerseyCo have also granted JPMorgan an overallotment option to subscribe for a further 5,000 Units within 30 days of the close of the Placing on similar terms. The Company has received indications from certain Directors that they intend to take up their entitlements in full under the Open Offer in respect of a minimum of 180 Convertible Preference Share Units in aggregate.

Fees and commissions are payable to JPMorgan for its services under the Subscription Agreement, which contains representations, warranties and indemnities given by the Company and JerseyCo and also contains provisions entitling JPMorgan to terminate its obligations in certain circumstances prior to Admission. The Placing and Open Offer which has been underwritten by JPMorgan is subject to the Subscription Agreement (further details of which are set out in paragraph 13 of Part 12 of this document) becoming wholly unconditional and not being terminated in accordance with its terms.

*The Open Offer*

The Company and JerseyCo have invited Qualifying Shareholders to apply to subscribe for Convertible Preference Share Units at the Issue Price, free of all expenses, payable in full on application, on the basis of:

**1 Convertible Preference Share Unit for every 4,838 Ordinary Shares**

held at the close of business on the Record Date and so in proportion to the number of Ordinary Shares then held. Individual entitlements will be rounded down to the nearest whole number of Convertible Preference Share Units. Fractional entitlements that would otherwise arise will not be issued to Qualifying Shareholders and no cash payments will be made in lieu of fractional entitlements. Any fractional entitlements will be aggregated and allotted to placees under the Placing. The maximum number of Convertible Preference Share Units for which each Qualifying Shareholder may apply is set out in the Application Form. Shareholders may apply for less than their maximum entitlement to Convertible Preference Share Units.

By way of example, a Shareholder who holds 5,000 Ordinary Shares at the Record Date would (by holding more than 4,837 Ordinary Shares but fewer than 9,676 Ordinary Shares) be entitled under the Open Offer to subscribe for one Convertible Preference Share Unit at an Issue Price of £1,000. The Convertible Preference Share Unit would entitle the holder to receive an annual non-cumulative preferential dividend of £67.50 payable on the Preference Share comprised in the Convertible Preference Share Unit and, upon exercise of the Warrant comprised in the Unit, would entitle the holder to receive a number of Ordinary Shares, calculated as being £1,000 (being the Issue Price) divided by the Exercise Price. In this example based on the initial Exercise Price of 138.75p, this would equate to 720 Ordinary Shares for one Convertible Preference Share Unit.

Application has been made for the Preference Shares and the Warrants to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for the Preference Shares, the Warrants and the Convertible Preference Share Units to be admitted to trading on the London Stock Exchange's market for listed securities.

The Placing and Open Offer will result in the issue of 75,000 Convertible Preference Share Units, being 75,000 Preference Shares (representing 0.03 per cent. of the issued share capital of the Company as enlarged by the Placing and Open Offer) and 75,000 Warrants.

The Placing and Open Offer, which has been underwritten by JPMorgan, is conditional *inter alia* upon Admission of the Preference Shares and the Warrants becoming effective not later than 8.00 a.m. on 30 June 2005 (or such other time and/or date as the Company and JerseyCo may decide, being no later than 3.00 p.m. on 30 June 2005). If the conditions under the Subscription Agreement are not fulfilled or satisfied on or before the relevant time and date in the Subscription Agreement, application monies will be returned to applicants without interest as soon as possible thereafter.

Qualifying Shareholders should note in relation to the Convertible Preference Share Units that:

- the Convertible Preference Share Units will be issued in denominations of £1,000 per Unit and will therefore be tradeable only in relatively large units;
- none of the Convertible Preference Share Units, the Preference Shares or the Warrants are capable of being held in certificated form and accordingly will be issued in uncertificated form and only Qualifying Shareholders with either a Euroclear, Clearstream, Luxembourg or a CREST account will be eligible to participate in the Open Offer;
- the Preference Shares are not redeemable until 2010 and thereafter only at the option of the Company;
- the New Securities which are held within CREST will trade as CDIs within the CREST system; and
- transfers of CDIs representing interests in the New Securities within CREST may give rise to a charge to SDRT generally at the rate of 0.5 per cent.

**Directors intentions under the Open Offer**

Certain Directors who are Qualifying Shareholders have indicated that they will take up their entitlements under the Open Offer.

**Risk Factors**

Your attention is particularly drawn to the Risk Factors set out in Part 5 of this document.

**Dealings**

*Form and Settlement of Units*

The Preference Shares and Warrants comprised in the Convertible Preference Share Units will be in registered form but may only be delivered in uncertificated form and will be eligible for delivery in Euroclear or Clearstream, Luxembourg. In addition, the Convertible Preference Share Units may be delivered in CREST by means of CDIs representing interests in the Preference Shares and Warrants. For further details see "Part 6 – Clearing and Settlement" of this document.

The Convertible Preference Share Units will be placed in Euroclear and Clearstream, Luxembourg as directed. The Convertible Preference Share Units to which a Qualifying Shareholder (who wishes to take up his entitlement) is entitled under the Open Offer will be issued to such Shareholders in uncertificated form. The stock concerned will be credited to the account shown under the CREST participant ID and member account ID or the relevant Euroclear or Clearstream, Luxembourg details (as appropriate) as appearing on the Application Form. In the case of CDIs, the Company will procure that CRESTCo is instructed to credit the appropriate stock account in CREST by 30 June 2005.

The Preference Shares and the Warrants will, following their initial issue, be represented by a Global Preference Share and a Global Warrant, respectively, each of which will be registered in the name of a nominee for the Common Depositary on or about Admission. The registered Global Preference Share will be exchanged by the Common Depositary for definitive Preference Shares in registered form in the limited circumstances set out therein. The registered Global Warrant will be exchanged by the Common Depositary for definitive Warrants in registered form in the limited circumstances set out therein.

Where an Application Form to subscribe for Convertible Preference Share Units relates to certificated Ordinary Shares, Qualifying Shareholders wishing to participate in the Open Offer will need to comply with the relevant procedure to establish a CREST account or an account with Euroclear or Clearstream, Luxembourg, as appropriate, prior to the return of their Application Form, and in any event not later than 24 June 2005.

**Overseas Shareholders**

The attention of Shareholders who have registered addresses outside the United Kingdom, or who are citizens or residents of countries other than the United Kingdom, is drawn to the information which appears in the paragraph entitled "Overseas Shareholders" in paragraph 5 of Part 2 of this document.

**Taxation**

Information on UK Taxation and Jersey Taxation in relation to the Open Offer and the Convertible Preference Share Units is set out in Part 11 of this document. This information is intended as a general guide only to the current law. **If you are in any doubt as to your tax position, you should consult your own independent professional adviser immediately.**

**Additional information**

Your attention is drawn to the information set out in Parts 2 to 12 of this document, including the risk factors set out in Part 5.

**Action to be taken**

Qualifying Shareholders who wish to apply for Convertible Preference Share Units under the Open Offer should follow the instructions on the Application Form accompanying this document, which should be returned, together with their application monies, so as to be received by post or by hand (during normal business hours) to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX as soon as possible but in any event no later than 3.00 p.m. on 24 June 2005.

If you do not wish to apply for any of the Convertible Preference Share Units you need take no action.

**If you are in any doubt about the action to be taken or about the contents of this document, then you are recommended to consult your independent financial adviser (or in the case of recipients outside the UK, a stockbroker, bank manager, solicitor, accountant or other independent financial adviser).**

Yours faithfully

CLA Irby
*Chairman*

# PART 2

# DETAILS OF THE OPEN OFFER

This Part 2 and the accompanying Application Form contains the formal terms of the Open Offer and should be read in conjunction with the remainder of this document.

## 1. Terms and Conditions of the Open Offer

Subject to the terms and conditions set out in this Part 2 and in the accompanying Application Form the Company and JerseyCo hereby invite Qualifying Shareholders to apply to subscribe for a total of 50,000 Convertible Preference Share Units at the Issue Price of £1,000 per Unit, free of all expenses, payable in full on application, on the basis of:

**1 Convertible Preference Share Unit for every 4,838 Ordinary Shares**

held at the close of business on the Record Date and so in proportion to the number of Ordinary Shares then held. Individual entitlements will be rounded down to the nearest whole number of Convertible Preference Share Units. Fractional entitlements to Convertible Preference Share Units that would otherwise arise will not be issued to Qualifying Shareholders and no cash payments will be made in lieu of fractional entitlements. Any fractional entitlement arising will be aggregated and allotted to placees under the Placing.

The Convertible Preference Share Units, which comprise one Preference Share and one Warrant will initially trade as a single trading unit but will be capable of trading as their separate components at the option of the Unitholder. The Preference Shares will be issued by Aberdeen and will rank *pari passu* and rateably without any preference amongst themselves but will rank in priority to the Ordinary Shares upon any distribution or return of assets of the Company. They will carry the right in priority to the Ordinary Shareholders to receive any dividend and other distribution declared, made or paid in relation to a record date after their issue. The Preference Shares will be issued free from all liens, charges and encumbrances. The Warrants will be issued by JerseyCo and will have the rights as described in Section B of Part 4 of this document.

The maximum number of Convertible Preference Share Units for which each Qualifying Shareholder may apply is set out in their respective Application Form. No application in excess of the maximum entitlement will be met and any Qualifying Shareholder so applying will be deemed to have applied for their maximum entitlement only. Any monies paid in excess of the amount due in respect of an Application Form will be returned to the applicant (at the applicant's risk and without interest) as soon as possible. Applicants may however apply for less than their maximum entitlement to Convertible Preference Share Units.

The Open Offer is conditional upon the Subscription Agreement becoming unconditional in all respects by 8.00 a.m. on 30 June 2005 (or such later date as may be agreed by the Company and JPMorgan, and JPMorgan not having terminated its obligations thereunder). The Subscription Agreement is conditional upon, *inter alia*, admission of the New Securities having occurred by 8.00 a.m. on 30 June 2005 (or such later time and/or date as may be agreed by the Company and JPMorgan). Details of the Subscription Agreement are set out in paragraph 13.1 of Part 12 of this document.

In the event that applications from Qualifying Shareholders are not received for the total number of Convertible Preference Share Units available under the Open Offer, the Convertible Preference Share Units not applied for will be taken up under the terms of the Subscription Agreement by placees. **Qualifying Shareholders should note that the Open Offer is not a rights issue and that Convertible Preference Share Units not applied for under the Open Offer will not be sold in the market or placed for the benefit of Qualifying Shareholders who do not apply under the Open Offer. Entitlements under the Open Offer are not transferable except to satisfy a *bona fide* market claim and the Application Form, not being a document of title, cannot be traded.**

## 2. Procedure for application and payment

Qualifying Shareholders will have received an Application Form enclosed with this document. The Open Offer is being processed outside CREST and no entitlement to subscribe for Convertible Preference Share Units, Preference Shares or Warrants will be credited to the CREST stock accounts of Ordinary Shareholders who hold Ordinary Shares in CREST.

Although the Open Offer will be processed outside CREST, for the purposes of processing applications and calculating entitlements under the Open Offer, CREST and non-CREST shareholdings will be treated independently and a separate Application Form will be issued in respect of each. If a Qualifying Shareholder holds both uncertificated and certificated Ordinary Shares, a separate Application Form will be despatched in respect of each holding.

If for any reason it becomes necessary to adjust the expected timetable as set out in this document the Company will make an appropriate announcement to a Regulatory Information Service giving details of the revised dates.

(a) *General*

Qualifying Shareholders will have received an Application Form enclosed with this document. The accompanying Application Form shows the number of Ordinary Shares registered in their name on the Record Date, their maximum entitlement to participate in the Open Offer as shown by the total number of Convertible Preference Share Units allocated to them and the amount payable if they wish to take up their maximum entitlement under the Open Offer in full. Applications may be made for less than the maximum entitlement (subject to the limitation that no fractional entitlements will be permitted).

The Application Form incorporates further terms and conditions of the Open Offer and must be used if Qualifying Shareholders wish to apply for Convertible Preference Share Units.

(b) *Application Procedures*

**Qualifying Shareholders who wish to apply for Convertible Preference Share Units should complete the Application Form in accordance with the instructions printed thereon and return it, together with the appropriate remittance, by post or by hand (during normal business hours) to Lloyds TSB Registrars, Princess House, Suffolk Lane, London EC4R 0AX so as to arrive as soon as possible but in any case no later than 3.00 p.m. on 24 June 2005.**

Applications will not be acknowledged and receipts will not be issued. If Application Forms are posted, it is recommended that at least three working days are allowed for delivery. All documents or remittances sent by or to an applicant, or as they may direct, will be sent through the post at their own risk. The instructions and other terms set out in the Application Form are terms of the Open Offer. The Company and JerseyCo reserve the right (but shall not be obliged) to treat any applications not strictly complying with the terms and conditions of application as being, nevertheless, valid.

The Company and JerseyCo reserve the right (but shall not be obliged) to accept applications in respect of which remittances are received prior to 3.00 p.m. on 24 June 2005 from an authorised person (as defined in the Financial Services and Markets Act) specifying the Convertible Preference Share Units concerned and undertaking to lodge the relevant Application Form in due course.

(c) *Payments*

Payments must be made by banker's draft or cheque in pounds sterling drawn on a bank or building society in the United Kingdom which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Company Limited or which has arranged for its cheques and banker's drafts to be cleared through facilities provided for the members of either of those companies, and must bear the appropriate sort code in the top right hand corner and must be for the full amount payable on application. The Company and JerseyCo reserve the right to reject applications unless these requirements are fulfilled. **Cheques and banker's drafts should be payable to "Lloyds TSB Bank plc – re Aberdeen" and crossed "Account payee". It is a term of the application that all cheques or other remittances will be honoured on first presentation. The Company and JerseyCo may elect not to treat as valid any application in respect of which remittances are not so honoured.**

The right is reserved to present cheques and banker's drafts on receipt. If cheques or banker's drafts are presented for payment before 24 June 2005, application monies will be kept in a separate bank account and any interest earned will be retained on behalf of the Company and JerseyCo, respectively. If the conditions of the Open Offer are not satisfied or waived (as the case may be) on or before 30 June 2005, the Open Offer will lapse and all application monies will be returned to applicants as soon as practicable thereafter by crossed cheque in favour of the applicant(s) through the post at their own risk, without interest.

By completing and returning the Application Form, applicants:

(i) agree that all applications, acceptances or contracts resulting therefrom under the Open Offer shall be governed by, and construed in accordance with, English law; and

(ii) confirm that, in making the application, they are not relying on any information or representation other than such as may be contained in this document and they agree that no person responsible solely or jointly for this document or any part of it shall have any liability for any representation not contained in this document.

(d) *Market Claims*

**Applications to subscribe for Convertible Preference Share Units may only be made on the Application Form, which is personal to the Qualifying Shareholder(s) named thereon and may not be assigned, split or transferred other than before 3.00 p.m. on 22 June 2005 in order to satisfy *bona fide* market claims pursuant to the rules of the UKLA. Qualifying Shareholders who have sold or transferred all of their Existing Ordinary Shares prior to 1 June 2005 should forward this document, together with the Application Form, with box 4 duly completed, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale was effected for transmission to the purchaser or transferee. Qualifying Shareholders who have sold or transferred part of their registered holding of Ordinary Shares should contact their stockbroker, bank or other agent through whom the sale was effected immediately and refer to the instructions regarding split instructions set out in the Application Form. The invitation to apply for Convertible Preference Share Units under the Open Offer may represent a benefit which can be claimed from you by the purchaser under the Listing Rules and/or rules of the London Stock Exchange.**

(e) *Lapse*

The right to apply for Convertible Preference Share Units as set out in this Part 2 will lapse, save as above, and no application to subscribe for Convertible Preference Share Units will be considered, unless the Application Form is submitted in accordance with the provisions of this Part 2 and of the Application Form itself and is received by the Registrars at the address quoted by no later than 3.00 p.m. on 24 June 2005.

**Qualifying Shareholders who do not wish to subscribe for any Convertible Preference Share Units, should not complete the Application Form.**

Qualifying Shareholders who have any doubt as to the procedure for application or payment should contact the Registrars (telephone number 0870 600 0673), quoting the serial number on their Application Form. The Registrars cannot offer any investment advice to Shareholders in connection with the Open Offer.

## 3. Money Laundering Regulations 2003

It is a term of the Open Offer that, to ensure compliance with the Money Laundering Regulations 2003, the Registrars may at their absolute discretion require verification of identity from any person lodging an Application Form (the "applicant") including, without limitation, any applicant who (i) tenders payment by way of cheque or banker's draft drawn on an account in the name of a person or persons other than the applicant, or (ii) appears to the Registrars to be acting on behalf of some other person. In the former case, verification of the identity of the applicant may be required. In the latter case, verification of the identity of any person on whose behalf the applicant appears to be acting may be required.

Return of an Application Form with the appropriate remittance will constitute a warranty from the applicant that the Money Laundering Regulations 2003 will not be breached by the acceptance of the remittance and an undertaking from the applicant to provide verification of identity to the Company's Registrars, if so requested. Failure to provide satisfactory evidence of identity if requested to do so may result in a delay in the issue of Convertible Preference Share Units.

The verification of identity requirements will not usually apply:

(a) if the applicant is an organisation required to comply with the Money Laundering Directive (the Council Directive on prevention of the use of the financial system for the purpose of money laundering (no. 91/308/EEC));

(b) if the applicant (not being an applicant who delivers their application in person) makes payment by way of a cheque drawn on an account in the applicant's name; or

(c) if the aggregate subscription price for the relevant Units is less than €15,000 (or, its equivalent, being approximately £9,500).

In other cases the verification of identity requirements may apply. Satisfaction of these requirements may be facilitated in the following ways:

(i) if payment is made by building society cheque (not being a cheque drawn on an account in the name of the applicant) or banker's draft, by the building society or bank endorsing on the cheque or banker's draft the applicant's name and the number of an account held in the applicant's name at such building society or bank, such endorsement being validated by a stamp and an authorised signature;

(ii) if payment is not made by cheque drawn on an account in the name of the applicant and (i) above does not apply, the applicant should enclose with their application form evidence of their name and address from an appropriate third party, for example, a recent bill from a gas, electricity or telephone company or a bank statement, in each case bearing the applicant's name and address (originals of such documents (not copies) are required which will be returned in due course); and

(iii) if the Application Form is lodged with payment by an agent which is an organisation of the kind referred to in (a) above or which is subject to anti-money laundering regulation in a country which is a member of the Financial Action Task Force (the non-European Union members of which are Argentina, Australia, Brazil, Canada, Gulf Co-operation Council, Hong Kong, Iceland, Japan, Mexico, New Zealand, Norway, Singapore, Switzerland, Turkey and the United States), the agent should provide with the Application Form written confirmation that it has that status and that it has obtained and recorded evidence of the identity of the person for whom it acts and that it will on demand make such evidence available to the Registrars.

If you deliver your Application Form personally by hand, you should ensure that you have with you evidence of identity bearing your photograph (for example your passport).

If, within a reasonable period of time following a request for verification of identity, and in any case by no later than 29 June 2005, the Registrars have not received evidence satisfactory to it as aforesaid, the Company and JerseyCo may at their absolute discretion reject the relevant application, in which event the monies submitted in respect of that application (to the extent provided) will be returned (without interest) to the account at the drawee bank or building society from which such monies were originally debited (without prejudice to the rights of the Company and/or JerseyCo to undertake proceedings to recover in respect of the loss suffered by it as a result of the failure to produce satisfactory evidence as aforesaid).

Neither the Company nor JerseyCo shall be responsible for or have any liability for loss or damage (whether actual or alleged) arising from the election by the Company and JerseyCo to treat an application in respect of Convertible Preference Share Units as invalid or terminate the contract of allotment as a result of the Registrars, not having received evidence reasonably satisfactory to it as to the identity of the persons lodging the Application Form within a reasonable period of time of the Registrars having requested such information. The Company and JerseyCo reserve the right to instruct the Registrars to seek special clearance of cheques and banker's drafts to allow the Company and JerseyCo to obtain value for remittances at the earliest opportunity.

**4. Taxation**

Information regarding taxation in respect of the Convertible Preference Share Units and the Open Offer is set out in Part 11 of this document.

**Qualifying Shareholders who are in any doubt about their tax position or are subject to tax in a jurisdiction other than the UK should consult their professional adviser.**

**5. Overseas Shareholders**

(a) *General*

(i) The making or acceptance of the offer of Convertible Preference Share Units pursuant to the Open Offer to or by persons who are resident in or are citizens of, countries other than the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their entitlements.

(ii) Subject to certain exceptions, Application Forms will not be sent to Overseas Shareholders who are in the United States, Canada, Australia, Japan, New Zealand, South Africa or the Republic of Ireland or to US persons except that Application Forms may be sent to certain of these Overseas Shareholders if they can prove to the satisfaction of the Company that such action would not result in a contravention of any applicable legal or regulatory requirements.

Receipt of this document and/or an Application Form will not constitute an offer in those jurisdictions in which it would be illegal to make such an offer and, in those circumstances, this document and/or an Application Form either will not be sent or will be deemed to have been sent for information only and should not be copied or redistributed.

No person receiving this document or an Application Form in any territory other than the United Kingdom may treat the same as constituting an invitation or offer to them, nor should they in any event use such an Application Form unless, in the relevant territory, such an invitation or offer could lawfully be made to them and such Application Form could lawfully be used without contravention of any unfulfilled registration or other legal requirements. This document is being sent to such persons for information.

(iii) Any person (including, without limitation, nominees and trustees) outside the United Kingdom wishing to apply for Convertible Preference Share Units must satisfy themselves as to full observance of the laws of any relevant territory in connection therewith, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory. Any Ordinary Shareholder who is in any doubt as to their position should consult their professional adviser.

(iv) Persons receiving an Application Form should not, in connection with the Open Offer, distribute or send it in or into any such jurisdiction where to do so would or might contravene local securities laws or regulations. If an Application Form is received by any person in any such jurisdiction or by the agent or nominee of such a person, they must not take up the entitlement referred to in such Application Form except pursuant to an express agreement with the Company and JerseyCo. Any person who does forward an Application Form into any such jurisdiction whether pursuant to a contractual or legal obligation or otherwise should draw the attention of the recipient to the contents of this paragraph.

(v) In cases where Overseas Shareholders do not or are unable to take up Convertible Preference Share Units or where Application Forms are treated as having been declined or invalid, the provisions relating to fractional entitlements set out in this Part 2 will apply. Subject to prior agreement with the Company and JerseyCo, the Company and JerseyCo reserve the right to treat as invalid any application for Convertible Preference Share Units comprised in any Application Form which appears to the Company, JerseyCo or their respective agents to have been executed, effected or despatched in a manner which may involve a breach of the legislation of any jurisdiction or if they believe or their agents believe that the same may violate applicable legal or regulatory requirements or that it does not meet the warranty set out in the Application Form.

(vi) Notwithstanding any other provision of this document or the Application Form, the Company and JerseyCo each reserves the right to permit any Qualifying Shareholder to apply for their entitlement to Convertible Preference Share Units under the Open Offer if the Company and JerseyCo each in its sole and absolute discretion is satisfied that the transaction in question is exempt from or not subject to the legislation or regulations giving rise to the restrictions in question or would not result in the contravention of any applicable legal or regulatory requirements.

(vii) Overseas Shareholders who wish and are permitted to take up their entitlements should note that payments must be made in pounds sterling.

(b) *United States, Canada, Australia, Japan, New Zealand, South Africa and the Republic of Ireland*

Copies of this document will be sent to any Qualifying Shareholder resident in the United States, Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland. However the Application Form and the New Securities have not been and will not be registered under the Securities Act or other applicable state law. The relevant clearances have not been and will not be obtained from the securities commission of any province of Canada and no prospectus has been or will be lodged with, or registered by, the Australian Securities Commission. Accordingly, subject to certain limited exceptions, the Application Form and the New Securities may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia, Japan, New Zealand or South Africa.

In the light of regulations in the Republic of Ireland, the Application Form will not be sent to Ordinary Shareholders resident in the Republic of Ireland and no offer of Convertible Preference Share Units is being made under this document or the Application Form to Ordinary Shareholders resident in the Republic of Ireland.

Application Forms will not be sent to any Shareholder with a registered address in the United States, Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland who has not given the Company an address for service of notice in the United Kingdom.

The Company and JerseyCo reserve the right to treat as invalid any Application Form which appears to the Company, JerseyCo or their agents to have been executed in, or despatched from, the United States, Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland or in a manner which may involve a breach of the legislation of any jurisdiction or which does not provide a representation and warranty that the person taking up his entitlements (i) is not a North American person or a resident of Australia, Japan, New Zealand, South Africa or Republic of Ireland, and is not acting with a view to offering, selling or delivering the New Securities, directly or indirectly, in or into the United States, Canada, Australia, Japan, New Zealand, South Africa or Republic of Ireland or to or for the account or benefit of any North American person or resident of Australia, Japan, New Zealand, South Africa or Republic of Ireland and (ii) is not in any other territory in which it is unlawful to make or accept an offer to subscribe for the New Securities or use the Application Form.

**For the purpose of this Part 2 and the Application Form: (i) "US person" means any person or entity deemed to be a US person for the purposes of Regulation S of the Securities and Exchange Act, including, without limitation: (i) any natural person resident in the United States; (ii) any partnership or corporation organised or incorporated under the laws of the United States; or (iii) any trust, estate, or account deemed to be a US person under Regulation S; (ii) "North American Person" means a US person and any individual, corporation, partnership, trust or other entity resident in Canada or receiving the offer by way of rights in Canada, provided however that the terms "North American person" and "US person" shall not include a branch or agency of a United States bank or insurance company that is operating outside the United States for valid business reasons as a locally registered branch or agency engaged in the banking or insurance business and not solely for the purpose of investing in securities not registered under the Securities Act; (iii) "Australia" means the Commonwealth of Australia, its territories and possessions, and "resident of Australia" includes corporations and other entities organised under the laws of Australia (but not including a permanent establishment of such corporation or entity located outside of Australia).**

(c) *South Africa*

Shareholders may require the approval of South African exchange control authorities if they wish to apply for Convertible Preference Share Units under the Open Offer.

## 6. Settlement and dealings

*Euroclear and Clearstream, Luxembourg*

Euroclear and Clearstream, Luxembourg each holds securities for participating organisations and facilitates the clearance and settlement of securities transactions between their respective participants through electronic book-entry of changes in the accounts of their participants. Euroclear and Clearstream, Luxembourg provide their respective participants with, among other things, services for safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to Euroclear or Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Clearstream, Luxembourg participant, either directly or indirectly.

Beneficial interests in the Preference Shares and the Warrants held through Euroclear or Clearstream, Luxembourg will be evidenced by records maintained in book-entry form by Euroclear or Clearstream, Luxembourg in accordance with the relevant system's rules and procedures.

Book-entry interests in the Preference Shares and the Warrants held through Euroclear and Clearstream, Luxembourg will be evidenced by a Global Preference Share and a Global Warrant, respectively, each in registered form, deposited with, and registered in the name of a nominee for, the Common Depositary. Beneficial ownership in the Preference Shares and the Warrants will be held through financial institutions as direct and indirect participants in Euroclear and Clearstream, Luxembourg.

The aggregate holdings of book-entry interests in the Preference Shares and the Warrants in Euroclear and Clearstream, Luxembourg will be reflected in the book-entry accounts of each such institution. Euroclear and Clearstream, Luxembourg, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the Preference Shares and the Warrants, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interest in the Preference Shares and the Warrants.

Holders of book-entry interest in the Preference Shares and the Warrants may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear and Clearstream, Luxembourg.

*CREST and CREST Depositary Interests*

Qualifying Shareholders who wish to hold interests in Convertible Preference Share Units within CREST, will be able to do so pursuant to a depositary interest arrangement established by the CREST Depositary.

The Convertible Preference Share Units and Warrants will not themselves be admitted to CREST. Instead appropriate interests in the Convertible Preference Share Units within Euroclear and Clearstream, Luxembourg will be credited to the CREST nominee's account with Euroclear. The CREST nominee will hold these interests as nominee for the CREST Depositary. The CREST Depositary will issue CDIs in respect of the underlying Preference Shares and Warrants. The CDIs will be independent securities constituted under English law which may be held and transferred through the CREST system. CDIs will have the same international security identification number (ISIN) as the underlying New Securities and will not require a separate listing on the Official List.

Application has been made for the CDIs in respect of the underlying New Securities to be admitted to CREST with effect from Admission.

**TRANSFERS OF INTERESTS FROM PARTICIPANTS IN EUROCLEAR OR CLEARSTREAM, LUXEMBOURG TO PARTICIPANTS IN CREST AND VICE VERSA, SHOULD BE "FLAGGED" WITHIN CREST AS EXEMPT FROM SDRT.**

Further details of the CDIs are set out in Part 6 "Clearing and Settlement" of this document.

Applications have been made to the UK Listing Authority and the London Stock Exchange for the Preference Shares and the Warrants to be admitted to the Official List and for the Preference Shares, the Warrants and Convertible Preference Share Units to be admitted to trading on the London Stock Exchange's market for listed securities. Subject to the satisfaction of the conditions in the Subscription Agreement and the Subscription Agreement not having been terminated in accordance with its terms, it is expected that Admission will become effective and dealings will commence in the Convertible Preference Share Units on 30 June 2005. Qualifying Shareholders who wish to take up their entitlements under the Open Offer are required to complete the details of their CREST participant ID and membership account ID or the relevant Euroclear or Clearstream, Luxembourg details (as appropriate) on the Application Form where indicated. New Securities are expected to be delivered on 30 June 2005 in uncertificated form to such Qualifying Shareholders. Qualifying Shareholders who have not indicated on the Application Form relevant CREST, Euroclear or Clearstream, Luxembourg (as appropriate) details will not be included in the Open Offer and any payment in settlement will be returned to Qualifying Shareholders without interest. Qualifying Shareholders who currently hold their Ordinary Shares in certificated form will not be eligible to apply for Units under the Open Offer without provision of CREST, Euroclear or Clearstream, Luxembourg (as appropriate) details.

Qualifying Shareholders who are CREST sponsored members should refer to their CREST sponsor regarding the action to take in connection with this document and the Open Offer.

For more information as to the procedure for application in each case, Qualifying Shareholders are referred to the Application Form.

In the event that any of the conditions to the Subscription Agreement are not satisfied by 8.00 a.m. on 30 June 2005, or such later date (being not later than 3.00 p.m. on 30 June 2005) as JPMorgan, the Company and JerseyCo may decide, the Placing and Open Offer will not proceed and any application monies will be returned (without interest).

All documents or remittances sent by or to a Qualifying Shareholder, or as they otherwise direct, will be sent through the post at such person's risk. No receipt of documents received will be sent to Qualifying Shareholders.

Any instructions with regard to payments or notices which have been recorded by the Company or its Registrars in respect of Ordinary Shares held by a Qualifying Shareholder will apply to any Convertible Preference Share Units subscribed by such holders under the Open Offer.

Accountholders in the Clearing Systems may hold Convertible Preference Share Units through the Clearing Systems in accordance with the relevant Clearing Systems' procedures and regulations.

**Transfers**

Transfers of Convertible Preference Share Units held through the Clearing Systems may only be made in accordance with the regulations and procedures of the relevant Clearing System.

**Payments**

All payments on Convertible Preference Share Units held through CREST accounts will be credited through the CREST nominee's account with Euroclear in accordance with CREST's rules and procedures.

All payments on the CDIs will be made to the relevant CREST account in which such CDIs are held by CRESTCo.

**Notices**

Holders of Convertible Preference Share Units through Euroclear and Clearstream, Luxembourg accounts will receive notices in accordance with the relevant Clearing System's rules and procedures.

## PART 3

## KEY TERMS OF THE CONVERTIBLE PREFERENCE SHARE UNITS, THE PREFERENCE SHARES AND THE WARRANTS

*Convertible Preference Share Units*

**The Units:** The Preference Shares and the Warrants (on the terms set out below) will be issued in 75,000 Units comprising one Preference Share and one Warrant each. 25,000 Units have been placed on a firm basis and the remainder of the Units have been placed, subject to clawback, under the Open Offer. Application has been made to the London Stock Exchange for the Units to be traded on the London Stock Exchange's market for listed securities. Units will be tradeable in Euroclear, Clearstream, Luxembourg and (in the form of CDIs in) CREST. Each Warrant will be exercisable for such number of Ordinary Shares as equals the Issue Price of one Unit divided by the Exchange Price.

**Issue Price:** £1,000 per Unit of which £800 is payable for each Preference Share and £200 for each Warrant.

**Use of Proceeds:** The proceeds of the issue of the Units will be used for the partial refinancing of the outstanding 2007 Bonds.

**Overallotment option:** Aberdeen has granted to JPMorgan an option to subscribe for up to an additional 5,000 Units at £1,000 per Unit solely for the purpose of covering over-allotments, if any.

*Preference Shares*

**Issuer:** Aberdeen

**The Offering:** 75,000 Preference Shares each with a nominal value of £100. Aberdeen has granted to JPMorgan an option to subscribe up to an additional 5,000 Preference Shares solely for the purpose of covering over-allotments, if any.

**Preference Share Dividends:** Non-cumulative preferential dividends will accrue on the Preference Shares at a rate of £67.50 per Preference Share per annum calculated by reference to an amount equal to £1,000 per Preference Share from (and including) the date of Issue, to (but excluding) any date fixed for redemption and will be payable annually in arrear on 30 June in each year.

Dividends are payable at the discretion of the Board. Dividends will be paid only to the extent that payment of the same can be made out of profits of Aberdeen available for distribution and permitted by law to be distributed as at each dividend payment date. The Board may in its discretion decide that a dividend will not be declared at all or will be declared only in part even when distributable profits are available for distribution.

If the Board decides not to declare a dividend payable on a dividend payment date or declares that it shall be payable only in part, then the rights of holders of the Preference Shares to receive the dividend in respect of the preceding dividend period will be lost either entirely or as to the part not declared, as applicable, and Aberdeen will have no obligation in respect of the amount of dividend not declared either to pay the dividend accrued for such period or to pay interest thereon, whether or not dividends on the Preference Shares are declared for any future dividend period.

Holders of the Preference Shares will rank as regards participation in the profits of Aberdeen *pari passu* with each other and in priority to holders of the Ordinary Shares.

| | |
|---|---|
| **Dividend Restriction:** | If the dividend is not paid in full on any Preference Shares on any dividend payment date, then the dividend restriction shall apply. This dividend restriction will mean that Aberdeen may not (a) declare or pay a dividend on any of its ordinary shares, other preference shares or other share capital nor (b) redeem, purchase, reduce or otherwise acquire any of its share capital, until the earlier of (1) the date on or by which Aberdeen next declares and pays in full a preference dividend and (2) the date on or by which all the Preference Shares are redeemed in full or purchased by Aberdeen. |
| **Redemption:** | The Preference Shares are perpetual securities and have no maturity date. However, the Preference Shares are redeemable in whole, but not in part only, at the option of Aberdeen, subject to the prior consent of the FSA (if required), on 30 June 2010 or any dividend payment date thereafter at a price equal to the aggregate of £1,000 and any dividends accrued for the then current dividend period. |
| **Winding-up:** | On a winding-up or other return of capital (other than a redemption or purchase of shares of Aberdeen, or a reduction of share capital), a holder of Preference Shares will rank in the application of the assets of Aberdeen available to shareholders (1) junior to the holder of any shares of Aberdeen in issue ranking in priority to the Preference Shares, (2) equally in all respects with holders of other Preference Shares and any other shares of Aberdeen in issue ranking *pari passu* with the Preference Shares and (3) in priority to the holders of Ordinary Shares and any other shares of Aberdeen ranking junior to the Preference Shares.<br><br>Subject to such ranking, in such event holders of the Preference Shares will be entitled to receive out of the assets of Aberdeen available for distribution to shareholders, liquidating distributions in the amount of £1,000 per Preference Share plus an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding-up or other such return of capital. |
| **Issue of Prior-ranking Shares:** | Aberdeen is not permitted to create any class of shares ranking as regards participation in the profits or assets of Aberdeen in priority to the Preference Shares, save with the sanction of an extraordinary resolution of a separate meeting of the holders of the Preference Shares (requiring a majority of not less than three-fourths of the holders of the Preference Shares voting at the separate meeting), or with the consent in writing of the holders of three-fourths in number of the Preference Shares. |
| **Meetings of Preference Shareholders:** | Any separate meeting of Preference Shareholders shall be convened and conducted in all respects as nearly as possible in the same way as an extraordinary general meeting of Aberdeen, except as specifically provided by the Articles. The quorum at any such meeting shall be persons holding or representing by proxy at least one-third of the issued Preference Shares then outstanding but so that if at any adjourned meeting a quorum as so defined is not present, any one holder of the Preference Shares present in person or by proxy shall be a quorum. |
| **Voting Rights:** | Holders of Preference Shares will not be entitled to vote at general meetings of Aberdeen. |

| | |
|---|---|
| **Form and Settlement:** | The Preference Shares will, following their initial issue, be represented by the Global Preference Share (as defined in paragraph A.1 of Part 4) which will be deposited with and registered in the name of a nominee for the Common Depositary for Euroclear and Clearstream, Luxembourg on or about the Closing Date. The registered Global Preference Share will be exchanged by the Common Depositary for definitive Preference Shares, in registered form with a nominal value of £100, in the limited circumstances set out therein. Interests in Preference Shares held in CREST will be held through CDIs created by the CREST Depositary in accordance with the CREST Deed Poll (as hereinafter defined at Part 6C "CREST and Depositary Interests"). |
| **Listing:** | Application has been made to the list the Preference Shares on the Official List of the UK Listing Authority and to the London Stock Exchange for the Preference Shares to be admitted to trading on the London Stock Exchange's market for listed securities. Application will also be made to the London Stock Exchange for the Preference Shares to be admitted for trading as a Unit with the Warrants on the London Stock Exchange's market for listed securities. |
| **Governing Law:** | English |
| ***Warrants*** | |
| **Issuer:** | JerseyCo |
| **Guarantor:** | Aberdeen |
| **Underlying Shares:** | Such number of new Ordinary Shares for each Warrant as equals £1,000 divided by the Exchange Price. |
| **Issue Size:** | 75,000 Warrants. JerseyCo has granted to JPMorgan an option to subscribe up to an additional 5,000 Warrants solely for the purpose of covering over-allotments, if any. |
| **Exchange Price:** | 138.75p per Ordinary Share subject to customary adjustments as more fully set out in Part 4. |
| **Exercise:** | Each Warrant entitles the holder to an A Warrant Right and a B Warrant Right. Each A Warrant Right entitles the Warrantholder to subscribe for Jersey A Preference Shares exchangeable for Ordinary Shares in an amount equal to the A Exercise Amount (as defined in Part 4 below) of such Warrant. Each B Warrant Right entitles the Warrantholder to subscribe for Jersey B Preference Shares exchangeable for Ordinary Shares in an amount equal to the B Exercise Amount (as defined in Part 4 below) of such Warrant. Exercise of the A Warrant Right in respect of each Warrant shall constitute the automatic exercise of the related B Warrant Right on the London business day next following the relevant A Exercise Date, provided that exercise of each B Warrant Right may be deferred until such time as the aggregate of the A Exercise Amount and the B Exercise Amount (represented by Warrants in respect of which Warrant Rights have been exercised) is less than 20 per cent. of the outstanding issued Ordinary Shares. |
| **Exercise Price:** | £1,000 per Warrant which may be satisfied in cash or by delivery of one Preference Share per Warrant. |
| **Issuer Call:** | The Warrants expire at the option of JerseyCo on or after 30 June 2012 if the closing price of Ordinary Shares is at least 150 per cent. of the Exchange Price for at least 20 out of 30 consecutive dealing days.<br>In addition, the Warrants will expire in circumstances where the Preference Shares are redeemed in whole. |

| | |
|---|---|
| **Exercise Period:** | From 10 August 2005 until the 8th day prior to any date on which the Warrants are to expire. |
| **Anti-dilution Protection:** | Anti-dilution provisions dealing with, *inter alia*, share consolidations, share splits, capital distributions, rights issues and bonus issues, as more fully set out in Part 4. |
| **Dividend Protection:** | Adjustment to the Exchange Price in respect of any dividend or distribution called a special or extraordinary dividend or if the dividend in any given year exceeds the Reference Amount, being 4.40 pence per share. Adjustment to the Exchange Price for the amount of the excess over the Reference Amount. These provisions are more fully set-out in Part 4. |
| **Change of Control Protection:** | Downward adjustment to the Exchange Price for a period of 60 days, depending on the number of full years remaining before 30 June 2010. |
| **Lock-up:** | For a period of 90 days after 3 May 2005, the Guarantor will not without the prior written consent of JPMorgan (i) issue, offer, sell, contract to sell, grant any option to purchase or right to acquire or otherwise dispose of, any shares of the Guarantor (or any securities convertible into or exchangeable for shares of the Guarantor), other than pursuant to Aberdeen's employee share option plans and the LTIP, or the 2007 Bonds or the 2010 Bonds or (ii) enter into a transaction (including a derivative transaction) having an economic effect similar to that of a sale or (iii) publicly announce any intention to issue, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, any shares of the Guarantor (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase shares of the Guarantor) or (iv) deposit any shares of the Guarantor (or any securities convertible into or exchangeable for shares of the Guarantor) in any depositary receipt facility. |
| **Form:** | Registered |
| **Governing Law:** | English |
| **Listing:** | Application has been made to list the Warrants on the Official List of the UK Listing Authority and to the London Stock Exchange for the Warrants to be admitted to trading on the London Stock Exchange's market for listed securities. Application will also be made to the London Stock Exchange for the Warrants to be admitted to trading as a Unit with the Preference Shares on the London Stock Exchange's market for listed securities. |
| **Settlement:** | The Warrants will, following their initial issue, be represented by the Global Warrant referred to in section B.1(a) of Part 4 which will be deposited with and registered in the name of a nominee for the Common Depositary on or about the Closing Date. The Global Warrant will be exchanged by the Common Depositary for definitive Warrants, in registered form, in the limited circumstances set out therein. Interests in Warrants held in CREST will be held through CDIs created by the CREST Depositary in accordance with the CREST Deed Poll (as hereinafter defined at Part 6C "CREST and Depositary Interests"). |

## PART 4

## PRINCIPAL TERMS OF THE CONVERTIBLE PREFERENCE SHARE UNITS

### SECTION A: SUMMARY OF THE TERMS OF THE PREFERENCE SHARES

*The terms of, and rights attaching to, the Preference Shares are set out in the Ordinary Resolution of the members of Aberdeen which created the Preference Shares and are as summarised below. Defined terms used below are set out in paragraph 13 of this Section A, Part 4.*

### 1. General

The Preference Shares have a nominal value of £100 each and will be issued fully paid for cash. The Preference Shares will rank *pari passu* and rateably without any preference or priority among themselves and will rank in priority to the Ordinary Shares. A fuller description of the ranking of the Preference Shares as regards participation in profits and on a return of capital is contained in paragraphs A.2.1 and 3 below.

The Preference Shares will be in registered form and will be represented by a global Preference Share (the "**Global Preference Share**"). The Global Preference Share will be registered in the name of a nominee for a common depositary for Euroclear and Clearstream, Luxembourg on or about the Issue Date. The registered Global Preference Share will be exchanged by the Common Depositary for definitive Preference Shares, in registered form with a nominal value of £100 and an issue price of £1,000, in the limited circumstances set out therein. Preference Shares will be held within CREST pursuant to a depositary interest arrangement established by CRESTCo, or through an account with Euroclear or Clearstream, Luxembourg.

### 2. Dividends

2.1 Each Preference Share shall entitle the holder thereof to receive out of the profits of Aberdeen available for distribution and permitted by law to be distributed a non-cumulative preference dividend (the "**Preference Dividend**"), in priority to the payment of any dividend to the holders of Ordinary Shares and any other class of shares in the capital of Aberdeen ranking junior to the Preference Shares as regards participation in profits of Aberdeen and *pari passu* in such regard with the holders of any other class of shares in the capital of Aberdeen (other than any shares which may be issued by Aberdeen and which by their terms rank in priority, with the consent or sanction of the holders of the Preference Shares given in accordance with article 51 of the Articles, to the Preference Shares as regards participation in such profits).

2.2 From (and including) 30 June 2005 the Preference Dividend shall accrue at a rate of £67.50 per Share per annum which dividend will be payable, subject as provided below, annually in arrear in sterling on 30 June in each year (each, a "**Dividend Payment Date**") when, as and if declared by the Board. The first payment of the Preference Dividend will be made on 30 June 2006 in respect of the period from (and including) 30 June 2005 to (but excluding) 30 June 2006 (and will amount to £67.50 per Preference Share). The amount of dividend accruing in respect of any period from (and including) the most recent Dividend Payment Date (or if none, 30 June 2005) to (but excluding) the relevant payment date (the "**Calculation Period**") will be calculated on the following basis. If the Calculation Period is equal to or shorter than the Dividend Period during which the Calculation Period ends, the amount of dividend will be calculated on the basis of the number of days in the Calculation Period divided by the number of days in the Dividend Period. If the Calculation Period is longer than the Dividend Period during which the Calculation Period ends, the amount of dividend will be calculated on the basis of the sum of (a) the number of days in such Calculation Period falling in the Dividend Period in which the Calculation Period begins divided by the number of days in such Dividend Period; and (b) the number of days in such Calculation Period falling in the next Dividend Period divided by the number of days in the next Dividend Period.

2.3 Subject to paragraph 2.4 below, the Preference Dividend for each Dividend Period shall be paid to the extent that payment can be made out of the profits of Aberdeen available for distribution and permitted by law to be distributed. If a dividend is to be paid but the distributable profits of Aberdeen available for distribution are insufficient (after payment in full, or the setting aside of a sum to enable the payment in full, of dividends expressed to be payable on the relevant Dividend Payment Date on any class of shares in the capital of Aberdeen ranking in priority to the Preference Shares as regards participation in the profits of Aberdeen, and after payment in full, or the setting aside of a sum to enable the payment in full, of all dividends expressed to be payable on a date earlier than the relevant Dividend Payment Date on any class of shares in the capital of Aberdeen that ranks in priority to the Preference Shares in such regard and carries cumulative rights to dividends) to enable payment in full of dividends on the Preference Shares on any Dividend Payment Date and also (1) the payment in full of all other dividends expressed to be payable on such date on any other preference shares and any other class of shares in the capital of Aberdeen ranking *pari passu* therewith as regards participation in profits, and (2) the payment in full, or the setting aside of a sum to enable the payment in full, of all dividends expressed to be payable before such date on any class of shares in the capital of Aberdeen that ranks *pari passu* with the Preference Shares in such regard and carries cumulative right to dividends, then the Board shall (subject to paragraph 2.4 below) declare and pay dividends to the extent of the distributable profits on a *pro rata* basis so that (i) the aggregate amount of dividends declared on the Preference Shares and (ii) the aggregate amount of dividends declared on each other class of shares on which dividends are expressed to be payable on such date and ranking *pari passu* with the Preference Shares as regards participation in profits and (iii) the aggregate amount of dividends paid or set aside for payment on such date on each other class of shares ranking *pari passu* with the Preference Shares in such regard and carrying cumulative rights to dividends, on which dividends were expressed to be payable before such date, will bear to each other the same ratio as the full amounts of dividends (1) expressed to be payable in aggregate on the Preference Shares on such date, (2) expressed to be payable in aggregate on each such other *pari passu* ranking class of shares on which dividends are expressed to be payable on such date and (3) paid or provided for in aggregate on each other *pari passu* ranking class of shares carrying cumulative rights to dividends in respect of dividends expressed to be payable before such date, bear to each other.

2.4 Subject to paragraph 2.3 above, if on or prior to any Dividend Payment Date the Board determines in its absolute discretion that the Preference Dividend which would otherwise be declared and payable on a Dividend Payment Date should not be paid, or should be paid only in part, then such dividend shall in accordance with such determination either not be declared and payable at all or only be declared and payable in part.

2.5 If a dividend on the Preference Shares is not paid, or is paid only in part, pursuant to sub-paragraph 2.3 or 2.4 above, the holders of the Preference Shares shall have no claim in respect of such non-payment or non-payment in part, as applicable. Aberdeen shall have no obligation to pay the Preference Dividend accrued for the relevant Dividend Period or to pay interest thereon, whether or not Preference Dividends are declared for any future Dividend Period.

2.6 If any dividend on the Preference Shares is not declared and paid in full on a Dividend Payment Date (the "**Relevant Dividend Payment Date**") (or is declared but neither paid in full nor had a sum set aside to provide for its payment in full), the Dividend Restriction shall apply. The "**Dividend Restriction**" means that Aberdeen may not (a) declare or pay a dividend (other than payment by Aberdeen of a final dividend declared by its shareholders prior to the Relevant Dividend Payment Date) on any of the Ordinary Shares, other preference shares or other share capital or (b) redeem, purchase, reduce or otherwise acquire any of its share capital (or set aside any sum or establish any sinking fund for the redemption, purchase or other acquisition thereof), until the earlier of (i) the date on which Aberdeen next declares and pays (or sets aside a sum to provide for payment of) in full a Preference Dividend and (ii) the date on or by which all of the Preference Shares are either redeemed in full or purchased by or for the account of Aberdeen, in each case in accordance with the Articles and these rights of the Preference Shares.

2.7 Except as provided in this paragraph 2, the Preference Shares carry no rights to participate in the profits of Aberdeen.

### 3. Capital

On a winding-up or other return of capital (other than a redemption or purchase by Aberdeen of any of its issued shares, or a reduction of share capital, permitted by the Articles and under applicable law), the assets of Aberdeen available to shareholders shall be applied in priority to any payment to the holders of Ordinary Shares and any other class of shares in the capital of Aberdeen then in issue ranking junior to the Preference Shares on such a return of capital and *pari passu* on such a return of capital with the holders of any other class of shares in the capital of Aberdeen then in issue (other than any class of shares in the capital of Aberdeen then in issue ranking in priority, with the consent or sanction of the holders of the Preference Shares given in accordance with the Articles, to the Preference Shares on a winding-up or other such return of capital), in payment to the holders of the Preference Shares of a sum equal to the aggregate of:

3.1 an amount equal to the aggregate amount of the Preference Dividend accrued thereon for the then current Dividend Period to the date of the commencement of the winding up or other such return of capital; and

3.2 an amount equal to £1,000 multiplied by the number of the Preference Shares then in issue.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Preference Shares will have no right or claim to any of the remaining assets of Aberdeen and will not be entitled to any further participation in such return of capital.

**4. Redemption**

4.1 Aberdeen, subject to the Companies Act, to the Articles and to the prior consent of the FSA (if required), shall have the right to redeem all but not some only of the Preference Shares for the time being in issue on 30 June 2010 and on any Dividend Payment Date thereafter (the "**Redemption Date**").

4.2 There shall be paid on each Preference Share so redeemed the aggregate of:

4.2.1 £1,000; and

4.2.2 the accrued and unpaid instalment of Preference Dividend thereon (whether or not declared) in respect of the Dividend Period ending on the day before the Redemption Date.

4.3 If the Preference Shares are to be redeemed, a notice of redemption will be given to the holders of the Preference Shares not less than 30 nor more than 60 days prior to the Redemption Date. The notice of redemption will include a statement setting forth (i) the Redemption Date, (ii) the redemption price (specifying the amount of the accrued and unpaid dividend included therein), (iii) that the dividend on the Preference Shares will cease to accrue upon the redemption thereof and (iv) the place or places where holders may surrender share certificates for the Preference Shares and obtain payment of the total redemption price. Subject to the provisions of this paragraph 4.3 and of the Companies Act, Aberdeen shall redeem the Preference Shares on the Redemption Date. No defect in the notice of redemption or in the giving thereof will affect the validity of the redemption proceedings.

4.4 In the event that payment of the redemption price in respect of any Preference Share is improperly withheld or refused, the dividend on such Preference Share shall continue to accrue, at the then applicable rate, from the Redemption Date to the date of payment of such redemption price. If the due date for payment of any amount of redemption moneys is not a Business Day, then payment of such amount will be made on the next succeeding Business Day, without any interest or payment in respect of such delay.

**5. Purchases**

Subject to the provisions of the Companies Act, the Articles and the applicable rules of any stock exchange or exchanges on which any of its shares are listed from time to time, Aberdeen may at any time purchase, or cause to be purchased for its account, all or any of the Preference Shares at any price. Aberdeen shall not be required to select the shares to be purchased rateably or in any other particular manner as between the holders of the Preference Shares or as between them and the holders of shares of any other class in the capital of Aberdeen or in accordance with the rights as to dividends or capital conferred by any class of shares. No purchase of Preference Shares will be made by or on behalf of Aberdeen without the prior consent of the FSA (if required).

**6. Form and Transfer**

Title to Preference Shares will pass by transfer and registration on the register for the Preference Shares.

The persons in whose names Preference Shares are for the time being registered, shall (to the fullest extent permitted by applicable law) be deemed to be, and shall be treated as, the holders and absolute owners of the relevant Preference Shares for the purpose of receiving payment in respect thereof and for all other purposes (notwithstanding any notice of ownership or writing thereon or any notice of previous loss or theft thereof or of any trust or other interest therein), whether or not any payment in respect of the Preference Shares shall be overdue.

Each exchange or registration of transfer of Preference Shares in registered form will, subject to and in accordance with the Articles, be effected by entry on the register for the Preference Shares kept by Aberdeen's registrar at its office in the United Kingdom. No fee shall be charged on the registration of any instrument of transfer or other instrument relating to or affecting the title to the Preference Shares, but the person requesting such registration will be required to pay any related taxes, stamp duties or other governmental charges.

## 7. Payments

Payments in respect of any amount payable by way of dividend or on redemption in respect of the Preference Shares shall be made not later than the relevant Dividend Payment Date or the date specified for such purpose in the notice of redemption by cheque or warrant sent by post to the registered address of the holder, or in the case of joint holders, to any one of them, or, upon request of the holder or joint holder, by bank transfer to an account capable of receiving payments in sterling maintained by the holder, details of which are notified by the holder in writing to Aberdeen.

Payments in respect of amounts payable by way of dividend and on redemption of the Preference Shares will be subject in all cases to any applicable fiscal or other laws and other regulations.

## 8. Voting

The holders of Preference Shares shall not be entitled to receive notice of, or to attend or vote at, any general meeting of Aberdeen.

## 9. Variations of Rights and Further Issues

9.1 Save with the sanction of an extraordinary resolution passed at a separate meeting of the holders of Preference Shares then in issue, or with the consent in writing of the holders of three-fourths in number of the issued Preference Shares, the Board shall not authorise or create, or increase the amount of, any shares of any class, or any security convertible into shares of any class, ranking as regards participation in the profits or assets of Aberdeen (other than on a redemption or purchase by Aberdeen of any such share, or a reduction of share capital, permitted by the Articles and under applicable law) in priority to the Preference Shares. Any such separate meeting shall be convened and conducted in all respects as nearly as possible in the same way as an extraordinary general meeting of Aberdeen and rights to be given notice thereof and to attend and vote thereat shall be as provided in the Articles. The quorum at any such meeting shall be not less than two persons holding or representing by proxy at least one-third of the Preference Shares then in issue but so that if at any adjourned meeting a quorum as so defined is not present, any one holder of Preference Shares present in person or by proxy shall be a quorum. In relation to any such extraordinary resolution, on a show of hands every such holder who is present in person or by proxy shall have one vote and on a poll every such holder who is present in person or by proxy shall have one vote in respect of each Preference Share held by him.

9.2 Aberdeen shall be entitled at any time and from time to time and without any consent or sanction of the holders of the Preference Shares to create and/or issue further preference or other share capital ranking as regards participation in the profits and assets of Aberdeen *pari passu* with or junior to the Preference Shares. Such creation and/or issue shall be deemed not to alter, vary, affect, modify or abrogate any of the rights attaching to the Preference Shares and for the avoidance of doubt such rights shall not be deemed to be varied by the alteration of any of the provisions, other than an alteration which would result in any such shares ranking as regards participation in the profits or assets of Aberdeen in priority to the Preference Shares, set out in the Articles in respect of any such unissued shares. Any further shares ranking, as regards participation in profits or assets of Aberdeen, *pari passu* with or junior to the Preference Shares may, without their creation or issue being deemed to vary the special rights attaching to the Preference Shares, either carry identical rights in all respects with the Preference Shares (except as regards the date from which such shares rank for dividend) or carry rights differing therefrom in any respect including, but without prejudice to the foregoing, in that:

9.2.1 the rate and/or basis of calculating dividends may differ and the dividend may be cumulative or non-cumulative;

9.2.2 such shares may rank for dividends as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

9.2.3 such shares may be denominated in any currency or, if permitted by law, any basket of currencies;

9.2.4 a premium may be payable on return of capital or there may be no such premium;

9.2.5 such shares may be redeemable at the option of Aberdeen or may be non-redeemable;

9.2.6 different or no restrictions may apply in the event a dividend is not paid on such shares on a scheduled dividend payment date therefor; and

9.2.7 such shares may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of Aberdeen *pari passu* with or junior to the Preference Shares,

in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

## 10. Cancellation

All of the Preference Shares which remain unissued on 30 September 2005 shall be cancelled in accordance with section 121 of the Companies Act on 30 September 2005 without the need for any further resolution of the members of Aberdeen.

## 11. Notices

Further to the provisions for giving notices to members contained in the Articles, notices to holders of Preference Shares will be valid if published in a leading daily newspaper in London (which is expected to be the Financial Times). Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made.

## 12. Governing Law

The creation and issue of the Preference Shares and the rights attached to them are governed by, and shall be construed in accordance with, English Law.

## 13. Definitions

Save where the context otherwise requires, the following definitions shall apply:

| | |
|---|---|
| **"Articles"** | means the Articles of Association of Aberdeen, as in effect from time to time and reference to an Article means to an individual Article; |
| **"Board"** | means the board of directors of Aberdeen, and includes any sub-committee thereof or person or persons to whom the Board has delegated authority in accordance with the Articles; |
| **"Business Day"** | means a day (other than a Saturday or Sunday) on which commercial banks are open for business in London; |
| **"Calculation Period"** | has the meaning given to it in paragraph 2.2 above; |
| **"Dividend Payment Date"** | has the meaning set out in paragraph 2.2 above; |
| **"Dividend Period"** | means the period from and including a Dividend Payment Date (or the Issue Date) to but not including the next succeeding Dividend Payment Date; |
| **"Dividend Restriction"** | has the meaning set out in paragraph 2.6 above; |
| **"FSA"** | means the Financial Services Authority and, if any successor governmental authority succeeds to the regulatory functions of the Financial Services Authority in the United Kingdom, such successor governmental authority provided, however, that if Aberdeen becomes domiciled in a jurisdiction other than the United Kingdom, then each reference herein to the Financial Services Authority shall be deemed instead to refer to the governmental authority having primary regulatory authority with respect to Aberdeen's capital adequacy in such other jurisdiction; |
| **"Global Preference Share"** | has the meaning set out in paragraph 1 above; |
| **"Issue Date"** | means the date on which the relevant Preference Shares are issued; |
| **"Preference Dividend"** | has the meaning set out in paragraph 2.1 above; |
| **"Redemption Date"** | has the meaning set out in paragraph 4.1 above; |
| **"Relevant Dividend Payment Date"** | has the meaning set out in paragraph 2.6 above; and |
| **"sterling"** | means the lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland. |

## SECTION B: SUMMARY OF THE TERMS AND CONDITIONS OF THE WARRANTS

*The following are the terms and conditions of the Warrants ("**Warrant Terms**") substantially in the form in which they will be endorsed on the Warrants, and to the extent that terms defined in this Part 4 are inconsistent with definitions set out on pages 5 to 7 of this document, then the definitions found in this Part 4 shall prevail for the purposes of this Part 4:*

The issue of 75,000 Warrants (the "**Warrants**", which expression shall, unless otherwise indicated, include any Warrants issued pursuant to the option to increase the principal amount of the Warrants (the "**Optional Warrants**") and any further warrants issued pursuant to Condition 12 and consolidated and forming a single series therewith) of Aberdeen Warrants (Jersey) Limited (referred to in this Part as the "**Issuer**") was authorised by a resolution of the Board of Directors of the Issuer passed on 1 June 2005. The giving of the Guarantees (as defined in paragraph 2 below) was authorised by a resolution of the Board of Directors of Aberdeen (referred to in this Part 4 as the "**Guarantor**") passed on 31 May 2005. A Warrant Agency Agreement (the "**Agency Agreement**") will be entered into on or before the Closing Date in relation to the Warrants between the Issuer, the Guarantor, JPMorgan Chase Bank, N.A. (the "**Principal Warrant Agent**", which expression shall include any successor as principal warrant agent under the Agency Agreement), the warrant agents for the time being (such persons, together with the Principal Warrant Agent, being referred to below as the "**Warrant Agents**", which expression shall include their successors as Warrant Agents under the Agency Agreement and any other warrant agent appointed under these terms and conditions (the "**Conditions**") and the Agency Agreement). The Issuer will also execute a deed of covenant (the "**Deed of Covenant**") on or before the Closing Date conferring direct enforcement rights on the Warrantholders. Copies of the Agency Agreement, the deed poll (the "**Deed Poll**") to be executed by the Guarantor on or around the Closing Date, the Deed of Covenant and the Articles of Association of the Issuer (the "**Articles of the Issuer**") are available for inspection during usual business hours at the specified office for the time being of the Warrant Agents. The Warrantholders (as defined in paragraph 3 below) are deemed to have notice of all the provisions of the Agency Agreement, the Deed Poll and the Articles of the Issuer applicable to them.

Each Warrant will be offered initially together with a Preference Share (as defined below) with a nominal value of £100 as a unit (a "**Unit**" and together, the "**Units**"). The Units shall have an issue price of £1,000 per Unit (the "**Issue Price**").

Each Warrant will be exercisable for one exchangeable redeemable A preference share of no par value in the Issuer (the "**Exchangeable Redeemable A Preference Shares**") and one exchangeable redeemable B preference share of no par value in the Issuer (the "**Exchangeable Redeemable B Preference Shares**" and, together with the Exchangeable Redeemable A Preference Shares, the "**Exchangeable Redeemable Preference Shares**"). The Exchangeable Redeemable Preference Shares will, following their issue, immediately be exchanged for fully paid ordinary shares in the Guarantor having at the date hereof a nominal value of 10 pence each (the "**Ordinary Shares**"), in accordance with these Conditions and the provisions of the Articles of the Issuer. The price at which any such exchange will be made will, subject to adjustment in certain circumstances as set out in the Articles of the Issuer, be 138.75 pence per Ordinary Share. The aggregate number of Ordinary Shares for which Exchangeable Redeemable Preference Shares issued in respect of each Warrant may be exchanged will be determined by dividing the Issue Price by the Exchange Price in effect on the relevant A Exercise Date.

### 1. Form, Denomination and Title

(a) *Form*

The Warrants are issued in registered form. A warrant certificate (each, a "**Certificate**") will be issued to each Warrantholder in respect of its registered holding of Warrants. Each Warrant and each Certificate will be numbered serially with an identifying number which will be recorded on the relevant Certificate and in the register of Warrantholders which the Issuer will procure to be kept by the Registrars.

*Upon issue, the Warrants will be represented by a Global Warrant deposited with a common depositary for, and representing Warrants registered in the name of a common nominee of, Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme. The Conditions are modified by certain provisions contained in the Global Warrant. Except in the limited circumstances described herein (see "**Clearing and Settlement – (A) Global Warrant**"), owners of interests in Warrants represented by the Global Warrant will not be entitled to receive definitive Certificates in respect of their individual holdings of Warrants. The Warrants are not issuable in bearer form.*

*The Warrants may be held and transferred through CREST in the form of CDIs in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) as amended from time to time.*

(b) *Title*

Title to the Warrants will pass by transfer and registration on the register of Warrantholders. The persons in whose names Warrants are for the time being registered will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be deemed to be, and shall be treated as, the holders and absolute owners of the relevant Warrants for all purposes (whether or not such Warrants are overdue and regardless of any notice of ownership, trust or any interest in them or their theft or loss) and no person shall be liable for so treating the holders.

## 2. Guarantees and Status

(a) *Guarantees*

The Guarantor has unconditionally and irrevocably guaranteed the performance of all obligations expressed to be performed by the Issuer under the Warrants and the Exchangeable Redeemable Preference Shares. Its obligations in that respect (the "**Guarantees**") are set out in the Deed Poll. The obligations of the Guarantor are direct and unsecured obligations of the Guarantor and (save for certain obligations required to be preferred by law) rank *pari passu* with all other present and future unsecured obligations of the Guarantor from time to time outstanding.

(b) *Status*

The Warrants are direct and unsecured obligations of the Issuer, ranking *pari passu* and without any preference among themselves and (save for certain obligations required to be preferred by law) at least equally with all the Issuer's other present and future unsecured and unsubordinated obligations.

## 3. Definitions

In these Conditions:

| | |
|---|---|
| "**A Exercise Date**" and "**B Exercise Date**" | have the meanings provided in Condition 4*(b)*. |
| "**Additional Ordinary Shares**" | has the meaning given to it in the Articles of the Issuer. |
| "**business day**" | means, in relation to any place, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in that place. |
| "**Dividend Payment Date**" | has the meaning given to it in the terms of the Preference Shares. |
| "**Exercise Date**" | means an A Exercise Date and/or a B Exercise Date, as appropriate |
| "**Exercise Notice**" | has the meaning provided in Condition 4*(b)*. |
| "**Exercise Period**" | means the period during which Warrant Rights may be exercised by a Warrantholder in accordance with the terms of Condition 4*(a)*. |
| "**Exercise Price**" | means £1,000 per Warrant. |
| "**Exchange Price**" | has the meaning provided in Condition 4*(a)*. |
| "**Extraordinary Resolution**" | has the meaning provided in the Agency Agreement. |
| "**Independently Determined**" | means determined by an independent investment bank of international repute in London selected promptly by the Issuer. |
| "**Ordinary Shares**" | means fully paid ordinary shares in the Guarantor having at the date hereof a nominal value of 10 pence each. |
| "**Ordinary Shareholders**" | means holders of Ordinary Shares. |
| "**Preference Shares**" | means non-cumulative, non-voting perpetual preference shares of £100 each in the capital of the Guarantor. |
| "**Reference Date**" | has the meaning provided in Condition 4*(a)*. |
| "**Registrars**" | Lloyds TSB Registrars Scotland |

| | |
|---|---|
| **"Relevant Stock Exchange"** | means at any time, in respect of the Ordinary Shares, the official list of the United Kingdom Financial Services Authority in its capacity as competent authority for the purposes of the Financial Services and Markets Act 2000 (the "**UK Listing Authority**") and/or, as the context requires, the market for listed securities of the London Stock Exchange plc or, if the Ordinary Shares are not at that time so listed, the principal stock exchange or securities market on which the Ordinary Shares are then listed or quoted or dealt in. |
| **"Securities"** | includes, without limitation, shares in the capital of the Guarantor or options, warrants or other rights to subscribe for or purchase shares in the capital of the Guarantor. |
| **"Share Exchange Call"** | has the meaning provided in the Articles of the Issuer. |
| **"Spin-Off"** | means a distribution of Spin-Off Securities by the Guarantor to Ordinary Shareholders. |
| **"Spin-Off Securities"** | means securities of any entity other than the Guarantor which are, or are intended to be, publicly traded in a market of adequate liquidity (as Independently Determined). |
| **"sterling"**, **"£"**, **"pence"** and **"p"** | mean the lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland. |
| **"United States"** | means the United States of America (including any State of the United States), its territories, its possessions and other areas subject to its jurisdiction, and the District of Columbia. |
| **"Volume Weighted Average Price"** | means, in respect of an Ordinary Share or, as the case may be, a Spin-Off Security on any date, the arithmetic average of the market volume weighted average price (the "Volume Weighted Average Quotation") of an Ordinary Share or, as the case may be, a Spin-Off Security appearing on or derived from the London Stock Exchange plc (or such other source as shall be Independently Determined to be appropriate) on each dealing day during the period of ten consecutive dealing days ending on and including such date (or if such date is not a dealing day, ending on the dealing day immediately preceding such date) (each such dealing day, a "Relevant Averaging Date"), provided that:<br>(i) on any such dealing day where such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of an Ordinary Share or a Spin-Off Security, as the case may be, in respect of such dealing day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding dealing day on which the same can be so determined; and<br>(ii) (in the case of an Ordinary Share only) if any Dividend or other entitlement in respect of the Ordinary Shares is announced on or prior to the relevant Exercise Date in circumstances where the record date or other due date for the establishment of entitlement in respect of such Dividend or other entitlement shall be on or after the relevant Exercise Date and if on such dealing day the price determined as provided above is based on a price ex-Dividend or ex-any other entitlement, then such price shall be increased by an amount equal to the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of announcement of such entitlement |

| | |
|---|---|
| | or Dividend (excluding, in any case, any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom). |
| **"Warrants"** | means the Guaranteed Warrants of the Issuer entitling Warrantholders to subscribe for Exchangeable Redeemable Preference Shares. |
| **"Warrant Expiry Date"** | means any date fixed for expiry of the Warrants pursuant to Condition 5. |
| **"Warrantholder"** | means the holder of any Warrant and "**holder**" in relation to a Warrant means the Warrantholder. |

References to any provision of any statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under such modification or re-enactment.

**4. Exercise of Warrants**

(a) *Exercise Period and Exchange Price*

Each Warrant shall entitle the holder to exercise the right (an "**A Warrant Right**") to subscribe for one Exchangable Redeemable A Preference Share as provided in these Conditions, and to require the Issuer forthwith to procure that such Exchangeable Redeemable A Preference Share be exchanged immediately, pursuant to the Articles of the Issuer and as provided in these Conditions, for Ordinary Shares, issued credited as fully paid. Each Warrant shall also entitle the holder to exercise a right (a "**B Warrant Right**" and together with the A Warrant Rights, the "**Warrant Rights**") to subscribe for one Exchangeable Redeemable B Preference Share as provided in these Conditions, and to require the Issuer forthwith to procure that such Exchangeable Redeemable B Preference Share be exchanged immediately, pursuant to the Articles of the Issuer and as provided in these Conditions, for Ordinary Shares, issued credited as fully paid. A Warrant Rights and B Warrant Rights may only be exercised in sequence in respect of each Warrant and shall entitle the Warrantholder to subscribe the relevant Exchangeable Redeemable A Preference Share and the relevant Exchangeable Redeemable B Preference Share for a price in aggregate equal to the Exercise Price.

Subject to, and upon compliance with, these Conditions, the Warrant Right in respect of a Warrant may be exercised, at the option of the holder thereof, at any time (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) from 10 August 2005 (the "**Warrant Commencement Date**") up to the close of business (at the place where the relevant Warrant is deposited) on the date falling 8 days prior to the Warrant Expiry Date (both days inclusive), provided that if in any such case the final such date for the exercise of Warrant Rights is not a business day at the place aforesaid then the period for exercise of the Warrant Rights by Warrantholders shall end on the immediately preceding business day at the place aforesaid.

Warrant Rights in respect of which the conditions required for exercise have not been satisfied by the relevant holder by the Warrant Expiry Date shall thereupon terminate.

By exercising a Warrant Right, a Warrantholder will be deemed, subject to and in accordance with the Articles of the Issuer, to have made a Share Exchange Call applicable to the Exchangeable Redeemable Preference Share issued on the exercise of such Warrant Right, and the Issuer will procure that such Exchangeable Redeemable Preference Share is immediately, following the issue of such Exchangeable Redeemable Preference Share to the Warrantholder or his nominee, exchanged, in accordance with the Articles of the Issuer, for Ordinary Shares on or as at the relevant Exercise Date (without any further action being required to be taken by any Warrantholder). Each of the Issuer and the Guarantor is entitled (at its own expense) to do all such things and make all such entries in the Issuer's and the Guarantor's respective register of members and execute all such documents, whether on behalf of the relevant Warrantholders or otherwise (including the execution of such instruments of transfer on behalf of the relevant Warrantholders), as may be necessary to effect such exchange of Exchangeable Redeemable Preference Shares for Ordinary Shares.

The aggregate number of Ordinary Shares to be delivered on exercise of the Warrant Rights relating to each Warrant shall be determined by dividing the Issue Price by the exchange price on the relevant A Exercise Date (the "**Exchange Price**"). The initial Exchange Price is 138.75 pence per Ordinary Share. The Exchange Price is subject to adjustment in the circumstances described in the Articles of the Issuer. The number of Ordinary Shares to be delivered on exercise of an A Warrant Right relating to one Warrant shall be such number of Ordinary Shares (rounded down to the nearest whole Ordinary Share) as determined by the Guarantor and notified by the Guarantor to Warrantholders no later than 10 August 2005 as represents the aggregate number of Ordinary Shares that would fall to be issued as at such date if all Warrant Rights were then exercised subject to a maximum of 20 per cent. of the Guarantor's issued Ordinary Shares, divided by the number of Warrants in issue at such date (the "**A Exercise Amount**"). The remaining Ordinary Shares to be delivered in respect of such Warrant (the "**B Exercise Amount**") shall be delivered on exercise of the relative B Warrant Right. The B Warrant Right in respect of each Warrant shall be deemed to have been exercised on the London Business Day next following the relative A Exercise Date (as defined below) provided that such exercise shall be automatically deferred if, and to the extent that, the aggregate of the A Exercise Amount and the B Exercise Amount in respect of Warrants in respect of which the Warrant Rights have been exercised shall exceed 20 per cent. of the Ordinary Shares of the Guarantor in issue as at the related A Exercise Date including for those purposes, any Ordinary Shares issued on such A Exercise Date pursuant to the exercise of A Warrant Rights.

Any B Warrant Right, exercise of which shall have been deferred as aforesaid, shall be deemed to be exercised automatically on the next London Business Day on which exercise would no longer be required to be so deferred.

The Exercise Price may be satisfied either in cash or by the delivery of one Preference Share for each Warrant in respect of which the Warrant Rights are exercised, as provided in this Condition 4.

A Warrant Right may only be exercised in whole and not in part and A Warrant Rights and B Warrant Rights may not be exercised separately. A Warrant Rights must be exercised prior to the related B Warrant Rights.

Fractions of an Ordinary Share will not be delivered on exercise of a Warrant Right and no cash payment will be made in respect thereof. However, if the Warrant Rights in respect of more than one Warrant are exercised at any one time so that Ordinary Shares to be issued are to be registered in the same name, the number of such Ordinary Shares to be issued in respect thereof shall be calculated on the basis of the aggregate number of such Warrants.

The Issuer will procure that Ordinary Shares to be issued on exercise of Warrant Rights by a Warrantholder will be issued to such holder or his nominee as specified in the relevant Exercise Notice. Such Ordinary Shares will be deemed to be issued as of the relevant Exercise Date. Any Additional Ordinary Shares to be issued pursuant to Condition 4*(c)* will be deemed to be issued as of the date of the relevant Retroactive Adjustment (as defined in the Articles of the Issuer) takes effect or as at the date of issue of Ordinary Shares if the adjustment results from the issue of Ordinary Shares (each such date, the "**Reference Date**").

(b) *Provisions as to Share Exchange*

*The following is a summary of the provisions of the Articles of the Issuer relating to Share Exchange Calls and has been reproduced here for ease of reference. The Articles of the Issuer are separate from, and do not form part of the Warrant Terms.*

*(A) The number of Ordinary Shares per Warrant which the Issuer is required to procure are issued (the "**Exercise Amount**") shall be determined by dividing £1,000 by the Exchange Price in effect on the A Exercise Date. The initial Exchange Price is 138.75 pence per Ordinary Share and the Exchange Price shall thereafter be subject to adjustment in the circumstances described in the Articles of the Issuer as summarised in paragraph (B) below. Fractions of Ordinary Shares will not be issued on exchange and no cash adjustment will be made. Ordinary Shares to be issued on exchange will be deemed to be registered as of the relevant A Exercise Date or B Exercise Date in the name of the holder of the relevant Exchangeable Redeemable Preference Shares or his nominee. The number of Ordinary Shares which the Issuer is required to procure are issued in respect of a Share Exchange Call relating to the exercise of an A Warrant Right shall be an amount (rounded down to the nearest whole Ordinary Share) as determined by the Guarantor and notified by the Guarantor to Warrantholders no later than 10 August 2005 as represents the aggregate number of Ordinary Shares that would fall to be issued as at such date if all Warrant Rights were then exercised, subject to a maximum of 20 per cent. of the Guarantor's issued Ordinary Shares divided by the number of Warrants in issue at such date (the "**A Exercise Amount**") and the number of Ordinary Shares which the Issuer is required to procure are issued in respect of a Share Exchange Call relating to the*

*exercise of a B Warrant Right shall be an amount equal to the Exercise Amount less the A Exercise Amount (rounded down to the nearest whole Ordinary Share but so that any amount by which the number of Ordinary Shares issued on the exercise of the corresponding A Warrant Right was rounded shall be taken into account).*

*(B) Adjustment of Exchange Price*

*Upon the happening of any of the following events the Exchange Price shall be adjusted as follows:*

*(i) Consolidation, Reclassification or Subdivision*

*If and whenever there shall be an alteration to the nominal value of the Ordinary Shares as a result of consolidation, reclassification or subdivision, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such alteration by the following fraction:*

$$\frac{A}{B}$$

*where:*

*A is the nominal amount of one Ordinary Share immediately after such alteration; and*

*B is the nominal amount of one Ordinary Share immediately before such alteration.*

*Such adjustment shall become effective on the date the alteration takes effect.*

*(ii) Capitalisation of Profits or Reserves*

*If and whenever the Guarantor shall issue any Ordinary Shares credited as fully paid to the holders of Ordinary Shares ("**Shareholders**") by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) other than (1) Ordinary Shares issued instead of the whole or any part of a cash Dividend which the Shareholders would or could otherwise have received or (2) where the Shareholders may elect to receive a cash Dividend in lieu of such Ordinary Shares, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue by the following fraction:*

$$\frac{A}{B}$$

*where:*

*A is the aggregate nominal amount of the issued Ordinary Shares immediately before such issue; and*

*B is the aggregate nominal amount of the issued Ordinary Shares immediately after such issue.*

*Such adjustment shall become effective on the date of issue of such Ordinary Shares.*

*(iii) Capital Distribution*

*If and whenever the Guarantor shall pay or make any Capital Distribution (as defined below) to the Shareholders, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such Capital Distribution by the following fraction:*

$$\frac{A - B}{A}$$

*where:*

*A is the Current Market Price (as defined below) of one Ordinary Share on the dealing day immediately preceding the date of the first public announcement of the relevant Dividend or, in the case of a purchase of Ordinary Shares, on which such Ordinary Shares are purchased or, in the case of a Spin-Off, is the mean of the Volume Weighted Average Prices of an Ordinary Share for the five consecutive dealing days ending on the dealing day immediately preceding the first date on which the Ordinary Shares are traded ex- the relevant Spin-Off; and*

*B is the portion of the Fair Market Value (as defined below) of the Capital Distribution attributable to one Ordinary Share with such portion being determined by dividing the Fair Market Value of the aggregate Capital Distribution by the number of Ordinary Shares entitled to receive the relevant Dividend (or, in the case of a purchase of Ordinary Shares by or on behalf of the Guarantor, by the number of Ordinary Shares in issue immediately prior to such purchase).*

*Such adjustment shall become effective on the date on which such Capital Distribution is made or, if later, the first date upon which the Fair Market Value of the Capital Distribution is capable of being determined as provided herein.*

*As used in these Conditions:*

*"**Capital Distribution**" means:*

*(a) any Dividend which is expressed by the Guarantor or declared by the Board of Directors of the Guarantor to be a capital distribution, extraordinary dividend, extraordinary distribution, special dividend, special distribution or return of value to shareholders of the Guarantor or any analogous or similar term, in which case the Capital Distribution shall be the Fair Market Value of such Dividend or (b) any Dividend for any fiscal year of the Guarantor (the "**Relevant Dividend**") if the sum of (i) the Fair Market Value of the Relevant Dividend per Ordinary Share and (ii) the Fair Market Value per Ordinary Share of the aggregate of any other Dividend or Dividends in respect of such fiscal year (disregarding for such purpose any amount previously determined to be a Capital Distribution in respect of that fiscal year), such sum being the "**Current Year's Dividends**", exceeds the Reference Amount, and in such case the amount of the relevant Capital Distribution per share shall be the amount by which the Current Year's Dividends exceeds the Reference Amount.*

*"**Reference Amount**" means 4.40 pence, subject to adjustment.*

*For the purposes of the above, the Fair Market Value of a Dividend shall (subject as provided in paragraph (a) of the definition of "**Dividend**" below and in the definition of "**Fair Market Value**" below) be determined as at the date of the first public announcement of the relevant Dividend.*

*In making any such calculation, such adjustments (if any) to the Reference Amount shall be Independently Determined to reflect any consolidation or subdivision of any Ordinary Shares or the issue of Ordinary Shares by way of capitalisation of profits or reserves, or any like or similar event.*

*"**Dividend**" means any dividend or distribution (including a Spin-Off) paid or made by the Guarantor on the Ordinary Shares whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes, without limitation, an issue of shares or other securities credited as fully or partly paid up by way of capitalisation of profits or reserves) provided that:*

*(a)* *where a cash Dividend is announced which is to be, or may at the election of a holder or holders of Ordinary Shares be, satisfied by the issue or delivery of Ordinary Shares or other property or assets, or where a capitalisation of profits or reserves is announced which is to be, or may at the election of a holder or holders of Ordinary Shares be, satisfied by the payment of a cash Dividend, then for the purposes of this definition the Dividend in question shall be treated as a Dividend of (i) such cash dividend or (ii) the Fair Market Value on the date of announcement of such Dividend or capitalisation (as the case may be) or if later, the date on which the number of Ordinary Shares (or amount of property or assets, as the case may be) which may be issued or delivered is determined, of such Ordinary Shares or other property or assets if such Fair Market Value is greater than the Fair Market Value of such cash Dividend;*

*(b)* *any issue of Ordinary Shares falling within sub-paragraph (B)(ii) shall be disregarded; and*

*(c)* *a purchase or redemption of share capital by or on behalf of the Guarantor shall not constitute a Dividend unless in the case of purchases of Ordinary Shares by or on behalf of the Guarantor, the Volume Weighted Average Price per Ordinary Share (before expenses) on any one day in respect of such purchases exceeds by more than 5 per cent. the mean of the closing prices of the Ordinary Shares on the London Stock Exchange on the five immediately preceding dealing days as derived from the Daily Official List of the London Stock Exchange at the opening of business either (1) on that day, or (2) where an announcement (excluding for the avoidance of doubt for these purposes, any general authority for such purchases or redemptions approved by a general meeting of Shareholders of the Guarantor or any notice convening such a meeting of Shareholders) has been made of the intention to purchase Ordinary Shares at some future date at a specified price, on the dealing day immediately preceding the date of such announcement and, if in the case of either (1) or (2), the relevant day is not a dealing day, the immediately preceding dealing day, in which case such purchase shall be deemed to constitute a Dividend to the extent that the aggregate price paid (before expenses) in respect of such Ordinary Shares purchased by the Guarantor exceeds the product of (i) 105 per cent. of the average closing price of the Ordinary Shares determined as aforesaid and (ii) the number of Ordinary Shares so purchased.*

*"**Fair Market Value**" means, with respect to any property on any date, the Independently Determined fair market value of that property provided, that (i) the Fair Market Value of a cash Dividend paid or to be paid shall be the amount of such cash Dividend; (ii) the Fair Market Value of any other cash amount shall be the amount of such cash; (iii) where Spin-Off Securities, options, warrants or other rights are publicly traded in a market of adequate liquidity (Independently Determined), the fair market value of (a) such Spin-Off Securities shall equal the arithmetic mean of the daily Volume Weighted Average Prices of such Spin-Off Securities and of (b) such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights, in the case of both (a) and (b) during the period of five trading days on the relevant market commencing on the first such trading day such Spin-Off Securities options, warrants or other rights are publicly traded; and (iv) in the case of (i) converted into sterling (if declared or paid in a currency other than sterling) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid the cash Dividend in sterling; and in any other case, converted into sterling (if expressed in a currency other than sterling) at such rate of exchange as may be Independently Determined to be the spot rate ruling at the close of business on that date (or if no such rate is available on that date the equivalent rate on the immediately preceding date on which such a rate is available).*

*"**Spin-Off**" means a distribution of Spin-Off Securities by the Guarantor to Shareholders.*

*"**Spin-Off Securities**" means securities of any entity other than the Guarantor which are, or are intended to be, publicly traded in a market of adequate liquidity (as Independently Determined).*

*(iv) Rights Issues of Ordinary Shares or Options over Ordinary Shares*

*If and whenever the Guarantor shall issue Ordinary Shares to Shareholders as a class by way of rights, or issue or grant to Shareholders as a class by way of rights options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares, in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price (as defined in paragraph (xii)(i) below) per Ordinary Share on the dealing day last preceding the date of the announcement of the terms of the issue or grant of such Ordinary Shares, options, warrants or other rights, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue or grant by the following fraction:*

$$\frac{A + B}{A + C}$$

*where:*

*A* is the number of Ordinary Shares in issue immediately before such announcement;

*B* is the number of Ordinary Shares which the aggregate amount (if any) payable for the Ordinary Shares issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Ordinary Shares comprised therein would purchase at such Current Market Price per Ordinary Share; and

*C* is the number of Ordinary Shares issued or, as the case may be, the maximum number of Ordinary Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights.

*Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange.*

*(v) Rights Issues of other Securities*

*If and whenever the Guarantor shall issue any securities (other than Ordinary Shares or options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares) to Shareholders as a class by way of rights or grant to Shareholders as a class by way of rights any options, warrants or other rights to subscribe for or purchase or otherwise acquire any securities (other than Ordinary Shares or options, warrants or other rights to subscribe for or purchase Ordinary Shares), the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue or grant by the following fraction:*

$$\frac{A - B}{A}$$

*where:*

*A* *is the Current Market Price (as defined in paragraph (xii)(i)below) of one Ordinary Share on the dealing day immediately preceding the date on which the terms of such issue or grant are publicly announced; and*

*B* *is the Fair Market Value on the date of such announcement, of the portion of the rights attributable to one Ordinary Share.*

*Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange.*

(vi) *Issues at less than Current Market Price*

*If and whenever the Guarantor shall issue (otherwise than as mentioned in sub-paragraph (B)(iv)) wholly for cash or for no consideration any Ordinary Shares (other than Ordinary Shares issued on the exercise of Warrant Rights or on the exercise of any other rights of conversion into, or exchange or subscription for or purchase of, Ordinary Shares), or issue or grant (otherwise than as mentioned in sub-paragraph (B)(iv)) wholly for cash or for no consideration any options, warrants or other rights to subscribe for or purchase or otherwise acquire any Ordinary Shares, in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price (as defined in paragraph (xii)(i)below) per Ordinary Share on the dealing day immediately preceding the date of announcement of the terms of such issue or grant, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue by the following fraction:*

$$\frac{A + B}{A + C}$$

*where:*

*A* *is the number of Ordinary Shares in issue immediately before the issue of such Ordinary Shares or the grant of such options, warrants or rights;*

*B* *is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the issue of such additional Ordinary Shares or, as the case may be, for the issue or grant of such options or warrants or rights and for the total number of Ordinary Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights would purchase at such Current Market Price per Ordinary Share; and*

*C* *is the number of Ordinary Shares to be issued pursuant to such issue of additional Ordinary Shares or, as the case may be, the maximum number of Ordinary Shares to be issued pursuant to such issue of such additional Ordinary Shares or upon exercise of such options, warrants or rights.*

*Such adjustment shall become effective on the date of issue of such additional Ordinary Shares or, as the case may be, the grant of such options, warrants or rights.*

*(vii) Other Issues at less than Current Market Price*

*If and whenever the Guarantor or any Subsidiary of the Guarantor or (at the direction or request of or pursuant to any arrangements with the Guarantor or any Subsidiary of the Guarantor), any other company, person or entity (otherwise than as mentioned in sub-paragraph (B)(iv), (v) or (vi)) shall issue wholly for cash or for no consideration any securities which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, or purchase of, or otherwise to acquire, Ordinary Shares issued or to be issued by the Guarantor (or shall grant any such rights in respect of existing securities so issued) or securities which by their terms might be redesignated as Ordinary Shares, and the consideration per Ordinary Share receivable upon conversion, exchange, subscription, purchase, acquisition or redesignation is less than 95 per cent. of the Current Market Price (as defined in paragraph (xii)(i)below) per Ordinary Share on the dealing day last preceding the date of announcement of the terms of issue of such securities (or the terms of such grant), the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such issue (or grant) by the following fraction:*

$$\frac{A + B}{A + C}$$

*where:*

*A* *is the number of Ordinary Shares in issue immediately before such issue or grant (but where the relevant securities carry rights of conversion into, or rights of exchange or subscription for, or purchase or acquisition of, Ordinary Shares which have been issued by the Guarantor for the purposes of, or in connection with, such issue, less the number of such Ordinary Shares so issued);*

*B* *is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription or purchase or acquisition attached to such securities or, as the case may be, for the Ordinary Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Ordinary Share; and*

*C* *is the maximum number of Ordinary Shares to be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such rights of subscription or purchase or acquisition attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Ordinary Shares to be issued or to arise or be made available from any such redesignation,*

*provided that if at the time of issue of the relevant securities or date of grant of such rights (as used in this sub-paragraph (B)(vii), the "**Specified Date**") such number of Ordinary Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such securities are converted or exchanged or rights of subscription are exercised or, as the case may be, such securities are redesignated or at such other time as may be provided) then for the purposes of this sub-paragraph (B)(vii), "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition or, as the case may be, redesignation had taken place on the Specified Date.*

*Such adjustment shall become effective on the date of issue or grant of such securities.*

*(viii) Modification of Rights of Conversion, etc.*

*If and whenever there shall be any modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to any such securities as are mentioned in sub-paragraph (B)(vii) (other than in accordance with the terms (including terms as to adjustment) applicable to such securities) so that following such modification the consideration per Ordinary Share receivable is less than 95 per cent. of the Current Market Price (as defined in paragraph (xii)(i)below) per Ordinary Share on the dealing day immediately preceding the date of announcement of the proposals for such modification, the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately prior to such modification by the following fraction:*

$$\frac{A + B}{A + C}$$

*where:*

*A* *is the number of Ordinary Shares in issue immediately before such modification (but where the relevant securities carry rights of conversion into, or rights of exchange or subscription for or purchase or acquisition of, Ordinary Shares which have been issued by the Guarantor for the purposes of, or in connection with, such issue, less the number of such Ordinary Shares so issued);*

*B* *is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription or purchase or acquisition attached to the securities so modified would purchase at such Current Market Price per Ordinary Share or, if lower, the existing conversion, exchange, subscription or purchase price of such securities; and*

*C* *is the maximum number of Ordinary Shares to be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such rights of subscription, purchase or acquisition attached thereto at the modified conversion, exchange, subscription or purchase price or rate but giving credit in such manner Independently Determined to be appropriate for any previous adjustment under this sub-paragraph (B)(viii) or sub-paragraph (B)(vii),* *provided that if at the time of such modification (as used in this sub-paragraph (B)(viii) the "**Specified Date**") such number of Ordinary Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such Securities are converted or exchanged or rights of subscription are exercised or at such other time as may be provided) then for the purposes of this sub-paragraph (B)(viii), "C" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange or subscription had taken place on the Specified Date.*

*Such adjustment shall become effective on the date of modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to such securities.*

*(ix) Other Offers to Shareholders*

*If and whenever the Guarantor or any of its Subsidiaries or (at the direction or request of or pursuant to any arrangements with the Guarantor or any of its Subsidiaries) any other company, person or entity shall offer any securities in connection with which offer Shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Exchange Price falls to be adjusted under sub-paragraph (B)(ii), (iii), (iv), (vi) or (vii) above or (xi) below or would fall to be so adjusted if the relevant issue or grant was at less than 95 per cent. of the Current Market Price (as defined in paragraph (xii)(i)below) per Ordinary Share on the relevant dealing day) the Exchange Price shall be adjusted by multiplying the Exchange Price in force immediately before the making of such offer by the following fraction:*

$$\frac{A - B}{A}$$

*where:*

*A is the Current Market Price of one Ordinary Share on the dealing day immediately preceding the date on which the terms of such offer are publicly announced; and*

*B is the Fair Market Value on the date of such announcement of the portion of the relevant offer attributable to one Ordinary Share.*

*Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights on the Relevant Stock Exchange.*

*(x) Other Events*

*If the Guarantor determines that an adjustment should be made to the Exchange Price as a result of one or more events or circumstances not referred to in sub-paragraphs (B)(i) to (ix) (even if the relevant event or circumstance is specifically excluded from the operation of sub-paragraphs (B)(i) to (ix)), the Guarantor shall, at its own expense and acting reasonably, request a firm of accountants and/or an independent investment bank in London of international repute, in each case selected by the Guarantor, acting as experts, to determine as soon as practicable what adjustment (if any, and provided that it shall result in a reduction to the Exchange Price) to the Exchange Price is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this sub-paragraph (B)(x) if such firm of accountants and/or such independent investment bank are so requested to make such a determination not more than 21 days after the date on which the relevant event or circumstance arises.*

*(xi) Exchange Price upon Change of Control*

*If an offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associate of the offeror (as defined in Section 430E(4) of the Companies Act 1985, or any modification or re-enactment thereof)), to acquire the whole or any part of the issued ordinary share capital of the Guarantor or if any person proposes a scheme with regard to such acquisition (other than a Newco Scheme (as defined below)) and (such offer or scheme having become or been declared unconditional in all respects) the Guarantor becomes aware that the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Guarantor has or will become unconditionally vested in the offeror and/or such associates as aforesaid (a "**Relevant Event**"), the Exchange Price shall be as set out in the table below but in each case adjusted, if appropriate, under* *the foregoing provisions of this sub-paragraph (B), provided that any adjustment to the Exchange Price pursuant to this sub-paragraph (xi) shall only apply to Warrants in respect of which Warrant Rights are duly exercised and the Exercise Date falls within 60 calendar days following the Relevant Event giving rise to the adjustment or, if later, 60 calendar days following the date on which notice of such Relevant Event is given to Warrantholders by the Guarantor in accordance with Condition 11 of the Warrant Terms:*

| *Exercise Date* | *Exchange Price (pence)* |
|---|---|
| *On or before 30 June 2006* | *111.90* |
| *Thereafter, but on or before 30 June 2007* | *115.73* |
| *Thereafter, but on or before 30 June 2008* | *119.57* |
| *Thereafter, but on or before 30 June 2009* | *123.40* |
| *Thereafter, but on or before 30 June 2010* | *127.24* |
| *Thereafter, but on or before 30 June 2011* | *131.08* |
| *Thereafter, and until the Warrant Expiry Date* | *134.91* |

*As used in the Articles of the Issuer, "**Newco Scheme**" means a scheme of arrangement which effects the interposition of a limited liability company ("**Newco**") between the Shareholders of the Guarantor immediately prior to the scheme of arrangement (the "**Existing Shareholders**") and the Guarantor; provided that immediately after completion of the scheme of arrangement the Existing Shareholders are the only shareholders of Newco and that all Subsidiaries of the Guarantor immediately prior to the scheme of arrangement (other than Newco, if Newco is then a Subsidiary) of the Guarantor are Subsidiaries of the Guarantor (or of Newco) immediately after the scheme of arrangement and immediately after completion of the scheme of arrangement either: (x) Newco is substituted under the Warrants and the Exchangeable Redeemable Preference Shares in place of the Guarantor in accordance with these Conditions, the Warrants and the Exchangeable Redeemable Preference Shares are unconditionally and irrevocably guaranteed by the Guarantor and such other adjustments are made to the Articles of the Issuer as are necessary to ensure that the Warrants may be exercised and the Exchangeable Redeemable Preference Shares may be exchanged for shares in Newco mutatis mutandis in accordance with and subject to the Articles of the Issuer; or (y) such adjustments are made to the Articles of the Issuer as are necessary to ensure that the Warrants may be exercised and the Exchangeable Redeemable Preference Shares exchanged for shares in Newco.*

*The Guarantor shall give written notice of a Relevant Event to the Warrantholders in accordance with Condition 11 of the Warrant Terms (which shall include notice of the Exchange Price applicable in consequence of the Relevant Event, as adjusted where appropriate) within 14 calendar days of the first day on which it becomes so aware, which notice shall contain a statement informing Warrantholders of their entitlement to exercise their Exercise Rights as provided in the Conditions.*

*(xii) Additional Provisions*

*(a) For the purpose of any calculation of the consideration receivable or price pursuant to sub-paragraphs (B)(vi), (B)(iv), (B)(vii) and (B)(viii), the following provisions shall apply:*

*(aa) the aggregate consideration receivable or price for Ordinary Shares issued for cash shall be the amount of such cash;*

*(bb) (1) the aggregate consideration receivable or price for Ordinary Shares to be issued or otherwise made available upon the conversion or exchange of any securities shall be deemed to be the consideration received or receivable or price for any such securities and (2) the aggregate consideration receivable or price for Ordinary Shares to be issued or otherwise made available upon the exercise of rights of subscription attached to any securities or upon the exercise of any options, warrants or rights shall be deemed to be that part (which may be the whole) of the consideration received or receivable or price for such securities or, as the case may be, for such options, warrants or rights which is attributed by the Guarantor to such rights of subscription or, as the case may be, such options, warrants or rights or, if no part of such consideration is so attributed, the Independently Determined Fair Market Value of such rights of subscription or, as the case may be, such options, warrants or rights as at the date of the announcement of the terms of issue of such securities or, as the case may*

*be, such options, warrants or rights, plus in the case of each of (1) and (2) above, the additional minimum consideration (if any) or price to be received upon the conversion or exchange of such securities, or upon the exercise of such rights of subscription attached thereto or, as the case may be, upon exercise of such options, warrants or rights and (3) the consideration per Ordinary Share receivable upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such securities or, as the case may be, upon exercise of such options, warrants or rights shall be the aggregate consideration referred to in (1) or (2) above (as the case may be) divided by the number of Ordinary Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate;*

*(cc) if the consideration or price determined pursuant to (aa) or (bb) above (or any component thereof) shall be expressed in a currency other than pounds sterling it shall be converted into pounds sterling at such rate of exchange as may be Independently Determined to be the spot rate ruling at the close of business on the date of the first public announcement of the terms of issue of such securities; and*

*(dd) in determining consideration or price pursuant to the above, no deduction shall be made for any commissions or fees (howsoever described) or any expenses paid or incurred for any underwriting, placing or management of the issue of the relevant Ordinary Shares or securities or otherwise in connection therewith.*

*(b) An adjustment shall not be made pursuant to sub-paragraph (B)(vii) or (ix) in respect of an issue or offer by or on behalf of a subsidiary (not being a Subsidiary within the meaning of Section 736 of the Companies Act 1985) or by any other company, person or entity as aforesaid at the direction or request of or pursuant to any arrangements with any such subsidiary unless (1) the same is also made at the direction or request of or pursuant to any arrangements with the Guarantor or any of its Subsidiaries (within the meaning of Section 736 of the Companies Act 1985) and (2) (in the case of sub-paragraph (B)(vii)), the relevant Ordinary Shares have been issued or are issued or are to be issued by the Guarantor in connection with or in contemplation of the relevant issue or offer.*

*(c) On any adjustment, the resultant Exchange Price, if not an integral multiple of one pence sterling, shall be rounded down to the nearest whole pence sterling. No adjustment shall be made to the Exchange Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Exchange Price then in effect. Any adjustment not required to be made, and any amount by which the Exchange Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment but such subsequent adjustment shall be made on the basis that the adjustment not required to be made has been made at the relevant time. Notice of any adjustments shall be given to Warrantholders in accordance with Condition 11 as soon as practicable after the determination thereof.*

*(d) No adjustment will be made to the Exchange Price where Ordinary Shares or other securities (including rights, warrants and options) are issued, offered, exercised, allotted, appropriated, modified or granted to employees (including directors holding executive office) of the Guarantor or any Subsidiary or any associated company of the Guarantor pursuant to any employees' share scheme (as defined in Section 743 of the Companies Act 1985 or any modification or re-enactment thereof) which shall be deemed to include, for the avoidance of doubt, the share schemes operated by the Guarantor at the date of issue of the Warrants including the Guarantor's 2005 Long Term Incentive Plan.*

*(e) The Exchange Price may not be reduced so that, on exercise of Warrant Rights and exchange of the Exchangeable Redeemable Preference Shares, Ordinary Shares would fall to be issued at a discount to their nominal value.*

*(f) Where more than one event which gives or may give rise to an adjustment to the Exchange Price occurs within such a short period of time that, in the opinion of a firm of accountants or of an independent investment bank of international repute in London in either case selected by the Guarantor, a modification to the operation of the adjustment provisions is required in order to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be advised by such accountants or investment bank to be in their opinion appropriate to give such intended result.*

*(g) Where the circumstances giving rise to any adjustment pursuant to this paragraph (B) have already resulted or will result in an adjustment to the Exchange Price or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which*

*have already given or will give rise to an adjustment to the Exchange Price, such modification shall be made to the operation of the provisions of this paragraph (B) as may be advised by a firm of accountants or an independent investment bank of international repute in London in either case selected by the Guarantor to be in their opinion appropriate to give the intended result.*

(h) *If any doubt shall arise as to the appropriate adjustment to the Exchange Price, a certificate of a firm of accountants or of an independent investment bank of international repute in London in either case selected by the Guarantor shall be conclusive and binding on all concerned, save in the case of manifest or proven error.*

(i) *For the purposes of these Conditions:*

***"Current Market Price"*** *means, in respect of an Ordinary Share at a particular date, the average of the bid and offer quotations published by, or derived from, the Relevant Stock Exchange for one Ordinary Share for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five-day period the Ordinary Shares shall have been quoted ex-dividend and during some other part of that period the Ordinary Shares shall have been quoted cum-dividend then:*

(a) *if the Ordinary Shares to be issued do not rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom);*

(b) *if the Ordinary Shares to be issued do rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount,*

*and provided further that if the Ordinary Shares on each of the said five dealing days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Ordinary Shares to be issued do not rank for that dividend the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom);*

***"dealing day"*** *means a day on which the Relevant Stock Exchange is open for business and Ordinary Shares may be dealt in on the Relevant Stock Exchange;*

***"securities"*** *includes, without limitation, shares in the share capital of the Guarantor; and*

***"Subsidiary"*** *has the meaning ascribed thereto in Section 736 of the Companies Act 1985.*

(j) *If the Exercise Date in relation to any Warrant shall be after the record date for any such issue, distribution, grant or offer (as the case may be) as is mentioned in sub-paragraphs (B)(ii) to (B)(v) and sub-paragraph (B)(ix), or any such issue as is mentioned in sub-paragraphs (B)(vi) and (vii) which is made to the Shareholders or any of them, but before the relevant adjustment becomes effective under this sub-paragraph (B) (such adjustment a*

*"**Retroactive Adjustment**"), the Guarantor shall (conditional upon the Retroactive Adjustment becoming effective) procure that there shall be issued to the exercising Warrantholder (or in accordance with the instructions contained in the Exercise Notice) such additional number of Ordinary Shares (if any) (the "**Additional Ordinary Shares**") as, together with the Ordinary Shares issued or to be issued on exercise of the Warrant Right, is equal to the number of Ordinary Shares which would have been required to be issued on exercise of the Warrant Right (together with any fraction of a Ordinary Share not so issued) if the relevant adjustment (more particularly referred to in these Conditions) to the Exchange Price had in fact been made and become effective immediately after the relevant record date.*

(k) *If any of the events mentioned in the preceding sub-paragraphs (B)(i) to (xi) inclusive shall happen after the A Exercise Date in respect of a Warrant but before the related B Exercise Date, the Guarantor shall, at its own expense and acting reasonably, request a firm of accountants and/or an independent investment bank in London of international repute, in each case selected by the Guarantor, acting as experts, to determine as soon as practicable what adjustment (if any, and provided that it shall result in a reduction to the Exchange Price) to the Exchange Price is fair and reasonable to take account thereof and the date on which such adjustment shall take effect (which may be retroactive) and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination.*

(l) *References to any issue or offer to Shareholders "**as a class**" or "**by way of rights**" shall be taken to be references to an issue or offer to all or substantially all Shareholders other than Shareholders to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer.*

(b) *Procedure for exercise of Warrant Rights*

The A Warrant Right in respect of each Warrant may be exercised by a Warrantholder during the Exercise Period by delivering the relevant Warrant to the specified office outside the United States of any Warrant Agent, during its usual business hours, accompanied by a duly completed and signed notice of exercise (an "**Exercise Notice**") in the form (for the time being current) obtainable from any Warrant Agent. A Warrantholder exercising its A Warrant Right must satisfy the Exercise Price in respect of the Warrant exercised either (i) by delivery of one Preference Share per Warrant exercised or (ii) by payment of the Exercise Price per Warrant exercised in sterling to the account of the Issuer specified in the Exercise Notice. The B Warrant Right in respect of such Warrant shall be deemed to have been exercised on the London Business Day next following the relative A Exercise Date provided that such exercise shall be automatically deferred if, and to the extent that, the aggregate of the A Exercise Amount (as defined on page 33 above) and the B Exercise Amount (as defined on page 33 above) in respect of Warrants in respect of which the Warrant Rights have been exercised shall exceed 20 per cent. of the Ordinary Shares of the Guarantor in issue as at the A Exercise Date (as defined below). Warrant Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the Warrant Agent to whom the relevant Exercise Notice is delivered is located; provided, however, that Warrant Rights may not be exercised in the United States and the Ordinary Shares to be issued and delivered upon exercise of a Warrant Right may not be issued and delivered in the United States.

The Warrant Rights in respect of each Warrant may be exercised only in respect of the whole of such Warrant.

An Exercise Notice, once delivered, shall be irrevocable.

A Warrantholder exercising the Warrant Rights must pay to the relevant authority any taxes and capital, stamp, issue and registration duties arising on exercise of the relevant Warrant Rights (other than any taxes or issue, capital, stamp or registration duties (or any like or similar taxes or duties) payable or arising in the United Kingdom or in the place of any Relevant Stock Exchange in respect of the issue, allotment and/or delivery of any Ordinary Shares resulting from such exercise, which shall be payable by the Issuer or the Guarantor) and such holder shall be responsible for all, if any, taxes arising by reference to any disposal or deemed disposal of a Warrant or interest therein in connection with such exercise.

The exercise date in respect of an A Warrant Right (the "**A Exercise Date**") shall be the London Business Day immediately following the date of such delivery and, if applicable, any payment to be made as provided below. The exercise date in respect of a B Warrant Right (the "**B Exercise Date**") shall be the London Business Day next following the A Exercise Date in respect of the same Warrant provided that such exercise shall be automatically deferred if, and to the extent that, the aggregate of the A Exercise Amount (as defined on page 33 above) and the B Exercise Amount (as defined on page 33 above) in respect of Warrants in respect of which the Warrant Rights have been exercised shall exceed 20 per cent. of the Ordinary Shares of the Guarantor in issue as at the A Exercise Date.

As used in these Conditions, "**London Business Day**" means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in London.

Ordinary Shares will not be available for issue (i) to, or to a nominee for, Euroclear, Clearstream, Luxembourg, or any other person providing a clearance service within Section 96 of the Finance Act 1986 of the United Kingdom (or other person falling within sections 70(b), (7) or (8) of that Act) or (ii) to a person, or nominee or agent for a person, whose business is or includes issuing depositary receipts within Section 93 of the Finance Act 1986 of the United Kingdom (or other persons falling within sections 67(b), (7) or (8) of that Act, in each case at any time prior to the "**abolition day**" as defined in Section 111(1) of the Finance Act 1990 of the United Kingdom.

Ordinary Shares to be issued on exchange of the Exchangeable Redeemable Preference Shares arising on exercise of the Warrants will be allotted and issued in uncertificated form by the Guarantor through the dematerialised securities trading system operated by CREST, unless the Warrantholder elects to hold the Ordinary Shares in certificated registered form or, at the time of issue, the Ordinary Shares are not a participating security in CREST. Where Ordinary Shares are to be issued through CREST, they will be delivered to the account specified by the relevant Warrantholder in the relevant Exercise Notice. Certificates for Ordinary Shares issued on exchange of the Exchangeable Redeemable Preference Shares (if Ordinary Shares are in certificated form) will be dispatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) within one month after the relevant Exercise Date to an address specified by the person entitled thereto.

(c) *Ordinary Shares:*

Ordinary Shares issued and allotted upon exercise of Warrant Rights will be fully paid and will in all respects rank *pari passu* with the fully paid Ordinary Shares in issue on the relevant Exercise Date or, in the case of Additional Ordinary Shares, on the relevant Reference Date (except in any such case for any right excluded by mandatory provisions of applicable law), except that the Ordinary Shares or, as the case may be, the Additional Ordinary Shares so issued will not rank for any rights, distributions or payments the record date or other due date for the establishment of entitlement for which falls prior to the relevant Exercise Date or, as the case may be, the relevant Reference Date.

(d) *Purchase or Redemption by the Guarantor of its Own Shares*

The Guarantor shall be entitled to exercise such rights as it may from time to time enjoy to purchase or redeem or buy back its own shares (including Ordinary Shares) or any depositary or other receipts or certificates representing the same without the consent of the Warrantholders.

(e) *Exchangeable Redeemable Preference Shares*

Exchangeable Redeemable Preference Shares allotted and issued pursuant to these Conditions and the Articles of the Issuer will rank *pari passu* with all (if any) Exchangeable Redeemable Preference Shares in issue on an Exercise Date. Exchangeable Redeemable Preference Shares will be allotted and issued immediately prior to the allotment of the Ordinary Shares for which they are exchangeable and will be allotted and issued as of the relevant Exercise Date and will be allotted and issued to the Warrantholder completing the relevant Exercise Notice or his nominee.

## 5. Expiry, Purchase and Cancellation

(a) *Expiry*

Unless previously purchased and cancelled or exercised as herein provided, the Warrants will expire on the Warrant Expiry Date. The Warrants may not expire at the option of the Issuer other than in accordance with this Condition 5.

(b) *Expiry at the Option of the Issuer*

On giving not less than 30 nor more than 90 days' notice to the Warrantholders in accordance with Condition 11, the Issuer may opt that all but not some only of the Warrants for the time being outstanding shall expire on 30 June 2012 or any Dividend Payment Date thereafter provided that the closing price of an

Ordinary Share as derived from the Relevant Stock Exchange on at least 20 dealing days within any 30-day period ending on the seventh day prior to the date on which the relevant Expiry Notice is given to Warrantholders shall have been at least 150 per cent. of the Exchange Price in effect (or deemed to be in effect) on such dealing day. In addition the Warrants shall expire on the date fixed for redemption of the Preference Shares if the Guarantor elects to redeem the Preference Shares pursuant to their terms.

For the purposes of this Condition 5*(b)*, if on any dealing day in such 30 dealing day period the closing price on such dealing day shall have been quoted cum-Dividend (or cum-any other entitlement) the closing price of an Ordinary Share on such dealing day shall be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of first public announcement of such Dividend (or entitlement) (excluding in any case any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom).

A notice of expiry (an "**Expiry Notice**") given by the Issuer under this Condition 5(*b*) shall be irrevocable and shall specify (i) the date (the "**Expiry Date**") when the Warrants will expire, (ii) the Exchange Price and the Current Market Price of the Ordinary Shares and the number of Warrants outstanding, in each case as at the latest practicable date prior to the publication of the Expiry Notice and (iii) the last day on which Warrant Rights may be exercised by Warrantholders.

(c) *Purchase*

Subject to the requirements (if any) of the London Stock Exchange and the UK Listing Authority and any other stock exchange on which the Warrants may be listed at the relevant time and company law requirements, the Issuer or any Subsidiary of the Issuer or any holding company of the Issuer (within the meaning of Section 736 of the Companies Act) may at any time purchase Warrants in the open market or otherwise at any price. The Issuer shall not be required to select the Warrants to be purchased rateably or in any other particular manner as between the holders of the Warrants or as between them and the holders of shares of any class in the capital of the Issuer or in accordance with the rights as to dividends or capital conferred by any class of shares.

(d) *Cancellation*

All Warrants which are purchased pursuant to Condition 5*(c)* or in respect of which Warrant Rights are exercised will be cancelled forthwith.

## 6. Warrant Agents

The initial Warrant Agents and their initial specified offices are listed in the Agency Agreement. The Issuer reserves the right under the Agency Agreement at any time to vary or terminate the appointment of any Warrant Agent and appoint additional or other Warrant Agents, provided that it will maintain a Warrant Agent having a specified office in London. Notice of any change in the Warrant Agents or their specified offices will promptly be given to the Warrantholders in accordance with Condition 11.

## 7. Taxation

All payments in respect of the Warrants and the Deed Poll by or on behalf of the Issuer or the Guarantor will be made without withholding of or deduction for taxation unless the withholding or deduction is required by law, in which case the relevant payment will be made subject to such withholding or deduction. Neither the Issuer nor the Guarantor will be required to pay any additional or further amounts in respect of such withholding or deduction.

## 8. Undertakings

(a) *Deed Poll*

Whilst any Warrant remains outstanding, the Guarantor will, save with the approval of an Extraordinary Resolution of the Warrantholders, perform all of its obligations under, and not make any amendment to, the Deed Poll executed by it.

(b) *Undertakings by the Guarantor*

Whilst any Warrant remains outstanding the Guarantor will, and the Deed Poll executed by the Guarantor provides that while any Share Exchange Call (as defined in the Articles of the Issuer) remains to be satisfied, the Guarantor will, save with the approval of an Extraordinary Resolution of the Warrantholders:

(i) issue, allot and deliver Ordinary Shares on exercise of Share Exchange Calls in accordance with these Conditions and at all times keep available for issue free from pre-emptive rights out of its authorised but unissued capital such number of Ordinary Shares as would enable the obligation of the Issuer to procure that Exchangeable Redeemable Preference Shares be exchanged for Ordinary Shares pursuant to the exercise of a Share Exchange Call and all rights of subscription and exchange for Ordinary Shares to be satisfied in full and to take all actions necessary to effect the issue and allotment of Ordinary Shares at the times and in the manner set out in the Articles of the Issuer;

(ii) not issue or pay up any securities, in either case by way of capitalisation of profits or reserves, other than (A) by the issue of fully paid Ordinary Shares or other securities to the Shareholders and other holders of shares or other securities in the capital of the Guarantor which by their terms entitle the holders thereof to receive Ordinary Shares on a capitalisation of profits or reserves or (B) by the issue of Ordinary Shares paid up in full out of profits or reserves (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend or (C) by the issue of fully paid equity share capital (other than Ordinary Shares) to the holders of equity share capital of the same class and other holders of shares in the capital of the Guarantor which by their terms entitle the holders thereof to receive equity share capital (other than Ordinary Shares) on a capitalisation of profits or reserves;

(iii) not in any way modify the rights attaching to the Ordinary Shares with respect to voting, dividends or liquidation nor issue any other class of equity share capital carrying any rights which are more favourable than such rights but so that nothing in this Condition 8*(b)(iii)* shall prevent (A) the issue of any equity share capital to employees or former employees (including directors holding or formerly holding executive office or the personal service company of any such person) (or the spouse or relative of any such person) whether of the Guarantor or any of its Subsidiary or associated companies pursuant to any employees' share scheme as defined in Section 743 of the Companies Act, including for the avoidance of doubt, the Guarantor's 2005 Long Term Incentive Plan or (B) any consolidation or subdivision of the Ordinary Shares or the conversion of any Ordinary Shares into stock or vice versa or (C) any modification of such rights which is Independently Determined not to be materially prejudicial to the interests of the holders of the Warrants or (D) any alteration to the Articles of Association of the Guarantor made in connection with the matters described in this Condition 8 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of securities, including Ordinary Shares, dealt with under such procedures) or (E) any issue of equity share capital where the issue of such equity share capital results or would, but for the provisions of any other Condition, otherwise result in an adjustment of the Exchange Price or (F) any issue of equity share capital or modification of rights attaching to the Ordinary Shares where prior thereto the Guarantor shall have instructed a firm of accountants or an independent investment bank of international repute in London (acting as experts) to determine what (if any) adjustments should be made to the Exchange Price as being fair and reasonable to take account thereof and such firm of accountants or investment bank shall have determined either that no adjustment is required or that an adjustment resulting in a reduction of the Exchange Price is required and, if so, the new Exchange Price as a result thereof and the basis upon which such adjustment is to be made and, in any such case, the date on which the adjustment shall take effect (and so that the adjustment shall be made and shall take effect accordingly);

(iv) procure that no securities (whether issued by the Guarantor or any of its Subsidiaries or procured by the Guarantor or any of its Subsidiaries to be issued or issued by any other person pursuant to any arrangement with the Guarantor or any Subsidiary) issued without rights to convert into or exchange or subscribe for or purchase Ordinary Shares shall subsequently be granted such rights exercisable at a consideration per Ordinary Share which is less than 95 per cent. of the Current Market Price (as defined in the Articles of the Issuer) per Ordinary Share at close of business on the last dealing day preceding the date of the announcement of the proposed grant of such rights unless the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Exchange Price then in effect, give rise) to an adjustment of the Exchange Price and that at no time shall there be in issue Ordinary Shares of differing nominal values, save where such Ordinary Shares have the same economic rights;

(v) not make any issue, grant or distribution or take any other action if the effect thereof would be that, on exercise of Warrant Rights and exchange of the Exchangeable Redeemable Preference Shares issued and allotted in connection therewith, Ordinary Shares would have to be issued at a discount or otherwise could not, under any applicable law then in effect, be legally issued as fully paid;

(vi) not reduce its issued share capital, share premium account or capital redemption reserve or any uncalled liability in respect thereof except (A) pursuant to the terms of issue of the relevant share capital or (B) by means of a purchase or redemption of share capital of the Guarantor to the extent provided by applicable law or (C) as permitted by Section 130(2) of the Companies Act or (D) where the reduction does not involve any distribution of assets or (E) by way of transfer of reserves as permitted under applicable laws or (F) where the reduction results in (or would, but for the fact that the adjustment would be less than one per cent. of the Exchange Price then in effect, result in) an adjustment to the Exchange Price or (G) solely in relation to a change in the currency in which the nominal value of the Ordinary Shares is expressed or (H) pursuant to a Newco Scheme (as defined in the Articles of the Issuer);

(vii) if any offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associates of the offeror (as defined in Section 430E(4) of the Companies Act or any modification or re-enactment thereof)) to acquire all or a majority of the issued ordinary share capital of the Guarantor, or if any person proposes a scheme (other than a Newco Scheme) with regard to such acquisition, give notice of such offer or scheme to the Warrantholders at the same time as any notice thereof is sent to its Shareholders (or as soon as practicable thereafter) that details concerning such offer or scheme may be obtained from the specified offices of the Warrant Agents and, where such an offer or scheme has been recommended by the Board of Directors of the Guarantor, or where such an offer has become or been declared unconditional in all respects, use its reasonable endeavours to procure that a like offer or scheme is extended to the holders of any Ordinary Shares issued during the period of the offer or scheme arising out of the exercise of the Warrant Rights and/or to the holders of the Warrants;

(viii) not make any issue, grant or distribution or take any other action (excluding action under any employee share scheme) if the effect thereof would be to increase the percentage of its issued equity share capital represented by warrants or options to subscribe for such equity share capital; and

(ix) use all reasonable endeavours to ensure that the Ordinary Shares issued upon exercise of any Warrants will be admitted to the Relevant Stock Exchange and will be listed, quoted or dealt in on any other stock exchange or securities market on which the Ordinary Shares may then be listed or quoted or dealt in.

For the above purposes in relation to the Guarantor "**ordinary share capital**" has the meaning ascribed to it in Section 832 of the Income and Corporation Taxes Act 1988 and "**equity share capital**" has the meaning ascribed to it in Section 744 of the Companies Act 1985.

(c) *Undertakings by the Issuer*

Whilst any Warrant remains outstanding, the Issuer will, save with the approval of an Extraordinary Resolution of the Warrantholders:

(i) comply with its obligations under the Articles of the Issuer and not make any amendment to the Articles of the Issuer which would vary, abrogate or modify the rights appertaining to the Exchangeable Redeemable Preference Shares;

(ii) keep available for issue free from pre-emptive rights (if and to the extent any would otherwise be applicable) out of its authorised but unissued capital such number of Exchangeable Redeemable Preference Shares as would enable all the unexercised Warrant Rights and any other rights of subscription for and exchange into Exchangeable Redeemable Preference Shares to be satisfied in full; and

(iii) not issue any other share capital with rights which are more favourable than the rights attaching to the Exchangeable Redeemable Preference Shares with respect to payments on a return of capital or otherwise,

provided that the creation or issue of any class of share capital ranking junior to or *pari passu* with the Exchangeable Redeemable Preference Shares as respects rights to dividends and to payments on a return of capital or otherwise shall be deemed not to be a variation, abrogation or modification of the rights appertaining to the Exchangeable Redeemable Preference Shares.

## 9. Replacement of Warrants

If any Warrant is lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Principal Warrant Agent for the time being subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the fees and expenses incurred in connection with such replacement and on such terms as to evidence and indemnity as the Issuer may require. Mutilated or defaced Warrants must be surrendered before replacements will be issued.

## 10. Meetings of Warrantholders, Modification and Waiver, Substitution

(a) *Meetings of Warrantholders*

The Agency Agreement contains provisions for convening meetings of Warrantholders to consider matters affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Conditions. Such a meeting may be convened by Warrantholders holding not less than 10 per cent. in number of the Warrants for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution will be two or more persons holding or representing a clear majority in number of the Warrants for the time being outstanding, or at any adjourned meeting two or more persons being or representing Warrantholders whatever the number of Warrants held or represented, unless the business of such meeting includes consideration of proposals, *inter alia*, (i) to increase the Exchange Price other than in accordance with these Conditions, (ii) to modify or vary the Warrant Rights or (iii) to modify the provisions concerning the quorum required at any meeting of Warrantholders or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum will be two or more persons holding or representing not less than 75 per cent., or at any adjourned meeting not less than 25 per cent., in number of the Warrants for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Warrantholders (whether or not they were present at the meeting at which such resolution was passed).

(b) *Modification of Agency Agreement*

The Issuer and the Guarantor shall only permit any modification of, or any waiver or authorisation of any breach or proposed breach of or any failure to comply with, the Agency Agreement, if to do so could not reasonably be expected to be prejudicial to the interests of the Warrantholders.

## 11. Notices

Notices to the Warrantholders shall be valid if published in a daily newspaper of general circulation in London (which is expected to be the *Financial Times*). If any such publication is not practicable, notice shall be validly given if published in a newspaper with general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made, as provided above.

## 12. Further Issues

The Issuer may from time to time without the consent of the Warrantholders create and issue further Warrants having the same terms and conditions in all respects as the Warrants and so that such further issue shall be consolidated and form a single series with the outstanding Warrants.

## 13. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Warrants under the Contracts (Rights of Third Parties) Act 1999.

## 14. Governing Law and Submission to Jurisdiction

(a) *Governing Law*

The Agency Agreement, the Deed Poll and the Warrants are governed by, and shall be construed in accordance with, the laws of England.

(b) *Submission to Jurisdiction*

Each of the Issuer and the Guarantor agrees, for the exclusive benefit of the Warrantholders that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Warrants and that accordingly any suit, action or proceedings (together referred to as "**Proceedings**") arising out of or in connection with the Warrants may be brought in such courts.

Each of the Issuer and the Guarantor hereby irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any such Proceedings in any such court and any claims that any such Proceedings have been brought in an inconvenient forum and hereby further irrevocably agrees that a judgment in any such Proceedings brought in English courts shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

Nothing contained in this Condition shall limit any right to take Proceedings against the Issuer or the Guarantor in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not.

(c) *Service of Process*

The Guarantor irrevocably appoints its London office for the time being, being at the date hereof at One Bow Churchyard, Cheapside, London EC2M 9HH as its authorised agent for service of process in England. If for any reason such agent shall cease to be such agent for service of process, the Guarantor shall forthwith, at request of the Issuer, appoint a new agent for service of process in England and deliver to the Issuer and the Principal Warrant Agent a copy of the new agent's acceptance of that appointment within 30 days.

The Issuer irrevocably appoints Aberdeen Asset Management PLC of One Bow Churchyard, Cheapside, London EC2M 9HU as its authorised agent for service of process in England. If for any reason such agent shall cease to be such agent for service of process, the Issuer shall forthwith, at the request of the Guarantor, appoint a new agent for service of process in England and deliver to the Guarantor and to the Principal Warrant Agent a copy of the new agent's acceptance of that appointment within 30 days.

Nothing contained in this Condition shall affect the right to serve process in any other manner permitted by law.

# PART 5

# RISK FACTORS

Before deciding whether to invest in the Company and JerseyCo, prospective investors should carefully consider all the information set out in this document, together with the risks normally associated with companies of a similar nature to the Company and JerseyCo and, in particular, those risks described below. If any of the following risks actually materialise, Aberdeen's business, financial condition and share price could be materially and adversely affected to the detriment of Aberdeen and its Ordinary Shareholders. Further risks and uncertainties which are not presently known to the Directors at the date of this document, or that the Directors and JerseyCo Directors currently deem immaterial, may also have an adverse effect on the Aberdeen business. The Directors and JerseyCo Directors consider the following risks to be the most significant for potential investors, but the risks listed do not necessarily comprise all those associated with an investment in the Company and JerseyCo.

## Considerations relating to the Group's operations

### *Split Capital Trusts*

On 24 December 2004 Aberdeen announced that the near three-year-long investigation into the marketing and management of split capital funds had been concluded with an omnibus settlement between the majority of the firms involved in the sector, the FSA, the Jersey Financial Services Commission and the Guernsey Financial Services Commission. The terms of the settlement entail no admission of liability and effectively conclude the Group's exposure to the regulators in respect of these matters. Aberdeen has contributed £35 million to a central fund. This fund will be used to provide a cash distribution for retail investors in the zero dividend preference shares issued by split capital investment companies. In total, approximately £143 million was committed to the central fund by 18 companies involved in the sector, including Aberdeen's own contribution supported by a payment made by Aberdeen's insurers in full and final settlement of any liability those insurers might have under the relevant insurance policies. Aberdeen also finalised the details of an Uplift Plan for investors in Progressive (a retail unit trust which, since its launch in August 2000, has invested primarily in zero dividend preference shares of listed multi-class closed end collective investment vehicles) at an estimated cost of £43.3 million. In the two years to 30 September 2004, the Group incurred legal and other external costs of over £7 million in relation to these issues.

The Uplift Plan is available to investors who hold units in Progressive which were issued by the managers on or before 28 June 2002 and offers those investors the opportunity to receive the initial cost of their investment on the redemption of their holdings on or around the fifth anniversary of their investment. Payments to Eligible Investors (as defined in the Uplift Plan) who have previously sold their holdings have also been offered, at a discounted rate. Investors who accept the offer to participate in the Uplift Plan do so in full and final settlement of any remedies that they may consider they would otherwise have. All Eligible Investors have now been offered the opportunity to participate in the Uplift Plan.

Eligible Investors who have accepted the offer of participation in the Uplift Plan have done so on condition that they relinquish their rights to take any other action in relation to their holding in Progressive. Eligible Investors who have chosen not to participate in the Uplift Plan may pursue a complaint via FOS.

Acceptance by an investor of the Uplift Plan enables Aberdeen to crystallise the extent of its liability to that investor and the final closing date for applications is 3 June 2005. As at 23 May 2005, acceptances had been received from Eligible Investors representing some 94.4 per cent. by value of those entitled to participate.

Aberdeen announced on 26 February 2004 that it had received details from an FOS adjudicator of a provisional assessment in respect of a case being examined by FOS in relation to a complaint brought by one investor in Progressive. There have been further similar provisional assessments. The provisional assessments, which are not binding on either party, set out the FOS adjudicator's view on these complaints. The provisional assessments proposed that the dispute between Aberdeen Unit Trust Managers Limited and the complainants be resolved by the payment of compensation to the complainants. After careful consideration of the provisional assessments, the Aberdeen Board believed the provisional assessments did not reflect the weight of evidence which Aberdeen had supplied to substantiate its position. Whilst remaining sensitive to the distress suffered by investors in Progressive and wishing to provide support to them on a voluntary basis, the Aberdeen Board could not agree with the FOS adjudicator's opinion. Aberdeen will therefore exercise its right to have the cases referred to the Ombudsman for determination. Aberdeen, on the basis of robust legal advice, will vigorously contest any cases on which FOS may issue adverse findings.

Were FOS ultimately to make a final decision against the Aberdeen Group, any compensation would have to take into account the circumstances of individual cases. In this regard, given the advice of Aberdeen's solicitors, and the lack of information as to both the number and quantum of cases which will be subject to any determination by FOS, the Aberdeen Board considers it impossible to make any reasonable estimate of any potential liability of the Aberdeen Group over and above the cost of the Uplift Plan.

On 3 April 2003, the board of REO announced it had terminated its management contract with the Aberdeen Group with immediate effect and indicated that it held the Aberdeen Group liable for damages in respect of losses incurred on its income portfolio. No proceedings have been issued by REO, however a letter of claim dated 20 December 2004 has been received. Aberdeen believes it is likely that REO will issue proceedings. The Aberdeen Group does not accept the validity of REO's termination without notice. The Aberdeen Group has rejected the claim and, if proceedings are brought, they will be vigorously defended and the Aberdeen Group will counterclaim for its accrued fees and the fees relating to the 12 months' notice period provided for in the management contract. It is not possible to quantify any exposure to damages in this regard.

In April 2004, the liquidator of the special purpose vehicle of Aberdeen Preferred Income Trust Limited wrote to Aberdeen indicating that it was considering a claim. However, no further detail has been forthcoming.

The speculation that legal proceedings may be brought against a range of parties who have been involved in the Splits Sector continues. Other than as stated above, no notice of any legal proceedings related to the Aberdeen Group's involvement in the Splits Sector has been served against any member of the Aberdeen Group and any such proceedings would be defended robustly.

***Employees***

The success of the Aberdeen Group depends, *inter alia*, upon the support of its employees and, in particular, the executive directors and fund managers. The loss of key members of the Aberdeen Group's staff could have a material adverse effect on its performance.

***Financial Markets***

The income of the Aberdeen Group is subject to change as a result of fluctuations in the financial markets in which it operates which directly affect the level of funds under management and which may adversely affect the Aberdeen Group's performance. Equity and bond markets have been extremely volatile over recent times. A sustained further fall in equity and/or bond markets would reduce the Group's revenues and significantly diminish its prospects of obtaining new funds to manage.

***Exchange Rate Fluctuations***

A significant proportion of the Aberdeen Group's turnover is generated overseas and, because the Aberdeen Group's reporting currency is sterling, the fluctuations between local currencies, particularly the U.S. dollar, and sterling may have an adverse effect on the Aberdeen Group's performance.

***Regulation***

The Aberdeen Group's operations are subject to financial regulations in each of the jurisdictions in which it operates. Alterations to the regulatory requirements in any jurisdiction may adversely affect the Aberdeen Group's performance. In addition, any breach of relevant regulatory requirements may result in regulatory sanction.

***Economic Environment***

The future results of the Group will be dependent on factors outside the Group's control such as general economic conditions, competition and regulation. These factors could have a substantial positive or negative effect on the future results of the Group.

***JerseyCo Limited Recourse***

Aberdeen has limited recourse against JerseyCo in case of any claim it may have against JerseyCo and will only be entitled to such assets as JerseyCo has available to meet any such liability. In the event that such assets have been realised and the net proceeds are insufficient for Jersey Co to make all payments due, then JerseyCo's liability to Aberdeen will be limited to the net proceeds of the realisation. Aberdeen has waived any rights of subrogation it may have in respect of JerseyCo.

*Future Funding Requirements*

Aberdeen is considering the disposal of non-core assets, including the possibility of selling a shareholding in its property management division. The proceeds of such disposals would be used in funding the operations of the Group. Failure to realise such disposals may result in Aberdeen having to seek funding from alternative sources. No assurance can be given that such funding would be forthcoming on a commercially reasonable basis or at all.

**Considerations relating to the Convertible Preference Share Units, Preference Shares and Warrants**

The value of an investment in the Company and JerseyCo and the income derived from it, if any, may go down as well as up and an investor may not get back the amount invested.

The respective market prices of the Units, Preference Shares and/or Warrants may not reflect the underlying value of the Group.

*Disposal*

The price at which investors may dispose of their Units and/or Preference Shares and/or Shares in the Company following conversion may be influenced by a number of factors, some of which may pertain to the Company, and others of which may be outside of its control. Investors may realise less than the original amount invested.

*Payment of Dividends*

While it is the intention of the Directors to continue to pay dividends to Shareholders the ability of the Company to pay any dividends in respect of the Preference Shares will depend on the level of income received and on the Group continuing to meet bank covenants. Accordingly, the amount of the dividends paid to Preference Shareholders may fluctuate. Any change in the tax or accounting treatment of dividends or their investment income received by the Company or JerseyCo, as the case may be, may also reduce the level of yields received by Preference Shareholders.

If a dividend on the Preference Shares is not paid, or is paid only in part the holders of the Preference Shares shall have no claim in respect of such non-payment or non-payment in part, as applicable. Aberdeen shall have no obligation to pay the Preference Dividend accrued for the relevant Dividend Period or to pay interest thereon, whether or not Preference Dividends are declared for any future Dividend Period.

*Borrowings*

The amount of borrowings by the Group may increase the volatility of the Units. Should Aberdeen breach any of the covenants contained in its borrowings, it may be required to repay such borrowings forthwith together with attendant costs including the costs of breaking any fixed interest arrangements.

*Market Fluctuation*

The market price of the Units, Preference Shares, Warrants and the Ordinary Shares could be subject to significant fluctuations in response to, among other factors, interest rates, inflation and variations in the Group's performance. Developments in, and changes in securities analysts' recommendations regarding the fund management sector may also influence and bring volatility in the market price of the Units, Preference Shares, Warrants and the Ordinary Shares.

*Illiquidity of New Securities*

Although it is expected that the Preference Shares and Warrants will be admitted to the Official List of the UK Listing Authority and traded both separately and as a Unit on the London Stock Exchange on or after 30 June 2005, there may be little or no secondary trading market for the Units, Preference Shares or Warrants. The liquidity of any market which develops will depend upon the number of holders of the Units, Preference Shares or Warrants, the market for similar securities, the interest of securities dealers in making a market in the Units, Preference Shares or Warrants and other factors.

*Expiry of Warrants*

As more fully described in Part 4, the Warrants expire at the Option of JerseyCo on or after 30 June 2012. In addition, the Warrants will expire in circumstances where the Preference Shares are redeemed in whole.

***Risks associated with Ordinary Shares***

Investors should be aware that the Units and Warrants, being exchangeable into Ordinary Shares, bear certain risks. Depending on the performance of the underlying Ordinary Shares, the value of the Ordinary Shares may be substantially lower than when the Units and Warrants were initially purchased. In addition, the value of the Ordinary Shares to be delivered may vary substantially between the date on which Conversion Rights are exercised and the date on which such Ordinary Shares are delivered.

***US Securities Laws***

None of the Units, Preference Shares, Warrants or the Ordinary Shares into which the Warrants are convertible have been or will be registered under the Securities Act or the securities laws of any other jurisdiction and, subject to certain exceptions, none of the Units, Preference Shares, Warrants or the Ordinary Shares may be offered, sold, delivered, pledged or otherwise transferred in any jurisdiction where such registration may be required.

An investment in the Units or Warrants will not convey any voting rights, any right to receive dividends or other distributions or any other rights with respect to any Ordinary Shares until such time, if any, as the Warrants are exercised and Ordinary Shares are issued pursuant to such exercise. The exercise of B Warrant Rights may be deferred if, and to the extent that, the aggregate of the A Exercise Amount and the B Exercise Amount in respect of all Warrant Rights that have been exercised exceeds 20 per cent. of the issued Ordinary Shares of Aberdeen. In such circumstances, Warrantholders will remain holders of Warrants entitling them to subscribe for Ordinary Shares equal to the undelivered portion of the B Exercise Amount per Warrant until such time as the aggregate of the A Exercise Amount and the B Exercise Amount in respect of all Warrant Rights that have been exercised does not exceed such percentage.

***Non Guarantee of Tax Treatment***

The information in this document is based on existing taxation legislation. There is no guarantee that the tax treatment described in this document will continue to apply.

***Differing Rates of Stamp Duty Reserve Tax***

Differing rates of UK stamp duty reserve tax will apply to transfers of interests in the Convertible Preference Share Units, the Preference Shares and the Warrants depending on whether the interests are traded within Euroclear and Clearstream, Luxembourg or whether CDIs representing such interests are traded within CREST. Convertible Preference Share Units, Preference Shares and/or Warrants traded within Euroclear and Clearstream, Luxembourg will not be subject to UK stamp duty or stamp duty reserve tax so long as the relevant clearing system that has not made an applicable election under Section 97A of the Finance Act 1986 for the New Securities. Transfers of interests in Convertible Preference Share Units, Preference Shares and/or Warrants into CREST from Euroclear or Clearstream, Luxembourg and transfers from CREST into Euroclear or Clearstream, Luxembourg should not be subject to stamp duty reserve tax so long as the relevant clearing system has not made an applicable election under Section 97A of the Finance Act 1986 for the New Securities (and subject to appropriate flagging within CREST as discussed under the heading "CREST SDRT Procedures" below). However, transfers of CDIs representing interests in Convertible Preference Share Units, Preference Shares and/or Warrants within CREST should be subject to SDRT, generally at a rate of 0.5 per cent. of the price paid. This may have an adverse effect on the liquidity and market price of those interests in Convertible Preference Share Units, Preference Shares and/or Warrants held in CREST in CDI form. For further information on stamp duty and stamp duty reserve tax, see Part 11 of this document.

***CREST SDRT Procedures***

As discussed under "*Differing Rates of Stamp Duty Reserve Tax*" above, transfers of interests in Convertible Preference Share Units, Preference Shares and/or Warrants by Euroclear or Clearstream, Luxembourg participants to CREST participants by way of a transfer of such interests to the Euroclear account of the CREST nominee should be exempt from SDRT. The CREST operating procedures are such that although the associated delivery of CDIs within CREST should also be exempt from SDRT (since it involves an issue of the CDIs and not a transfer of the CDIs subject to SDRT), it will be necessary to specifically flag what is a matchable transaction as exempt from SDRT or (if SDRT is collected within CREST) to claim a refund from HM Revenue & Customs. Similarly, a transfer of an interest in Convertible Preference Share Units, Preference Shares and/or Warrants from a CREST participant to a participant of Euroclear or Clearstream, Luxembourg by way of a transfer from the Euroclear account of the CREST nominee should be exempt from SDRT. Again, the CREST operating procedures are such that although the associated delivery of CDIs within CREST should be exempt from SDRT (since it involves a cancellation rather than a transfer of the CDIs subject to SDRT) it will be necessary to specifically flag what is a matchable transaction as exempt or otherwise to claim a refund from HM Revenue & Customs. Transfers of interests in Convertible Preference Share Units, Preference Shares and/or Warrants by a CREST participant to a participant of Euroclear or Clearstream, Luxembourg will be effected in the manner described above and should not be effected by delivery of the CDIs to the CREST accounts of Euroclear and Clearstream, Luxembourg.

## PART 6

## CLEARING AND SETTLEMENT

### A. Global Warrant

*The Global Warrant contains provisions which apply to the Warrants in respect of which the Global Warrant is issued, some of which modify the effect of the Conditions of the Warrants set out in this Prospectus. Terms defined in the Conditions of the Warrants have the same meaning in the paragraphs below. The following is a summary of those provisions:*

#### Exchange and Registration of Title

Owners of interests in the Warrants in respect of which the Global Warrant is issued will only be entitled to have title to the Warrants registered in their names and to receive individual definitive Certificates if either Euroclear or Clearstream, Luxembourg (or any other clearing system on behalf of which the Warrants evidenced by the Global Warrant may be held) is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so.

In such circumstances, the Issuer will cause sufficient individual definitive certificates to be executed and delivered to the Registrar for completion, authentication and despatch to the relevant Warrantholders. A person with an interest in the Warrants in respect of which this Global Warrant is issued must provide the Registrar with a written order containing instructions and such other information as Aberdeen and the Registrar may require to complete, execute and deliver such individual definitive certificates.

#### Meetings

The registered holder of the Global Warrants will be treated as being two persons for the purposes of any quorum requirements of a meeting of Warrantholders and, at any such meeting, as having one vote in respect of each Warrant for which the Global Warrant is issued.

#### Cancellation

Cancellation of any Warrant by the Issuer following its expiry, cancellation or purchase by the Issuer will be effected by a reduction in the principal amount of the Warrants in the Register.

#### Warrant Rights

Subject to the requirements of Euroclear and Clearstream, Luxembourg (or any Alternative Clearing System (as defined in the Global Warrant)), the Exercise Rights attaching to the Warrants in respect of which the Global Warrant is issued may be exercised by the presentation thereof to or to the order of the Principal Warrant Agent of one or more Exercise Notices duly completed by or on behalf of a holder of a book-entry interest in such Warrants together with matching instructions to the relevant Clearing System. Deposit of the Global Warrant with the Principal Warrant Agent together with the relevant Exercise Notice(s) shall not be required. The exercise of the Exercise Right shall be notified by the Principal Warrant Agent to the Registrar and the holder of the Global Warrant.

#### Notices

So long as the Warrants are represented by the Global Warrant and the Global Warrant is held on behalf of Euroclear or Clearstream, Luxembourg or the Alternative Clearing System, notices to Warrantholders may be given by delivery of the relevant notice to Euroclear or Clearstream, Luxembourg, or the Alternative Clearing System, for communication by it to entitled accountholders in substitution for notification as required by the Conditions. Holders of CDIs in CREST shall receive notice via CRESTCo as an accountholder in Euroclear.

#### Transfers

Transfers of interests in the Warrants represented by the Global Warrant will be effected through the records of Euroclear and Clearstream, Luxembourg and their respective participants in accordance with the rules and procedures of Euroclear and Clearstream, Luxembourg and their respective direct and indirect participants. CRESTCo is a direct participant in Euroclear.

#### Direct Enforcement Rights

If any obligation in respect of any Warrant is not met when due, the holder of the Global Warrant may elect that the Global Warrant becomes void as to a specified portion and that the persons entitled to such portion as accountholders with a clearing system acquire direct enforcement rights against the Issuer under the provisions of the Deed of Covenant executed by the Issuer.

## B. Global Preference Share

*The Global Preference Share contains provisions which apply to the Preference Shares in respect of which the Global Preference Share is issued, some of which modify the effect of the Terms of the Preference Share set out in this Prospectus. Terms defined in the Articles of Aberdeen have the same meaning in the paragraphs below. The following is a summary of those provisions:*

### Exchange and Registration of Title

Owners of interests in the Preference Shares in respect of which the Global Preference Share is issued will only be entitled to have title to the Preference Shares registered in their names and to receive individual definitive Preference Shares if either Euroclear or Clearstream, Luxembourg (or any other clearing system on behalf of which the Preference Shares evidenced by the Global Preference Share may be held) is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so.

In such circumstances, Aberdeen will cause sufficient individual definitive certificates to be executed and delivered to the Registrar for completion, authentication and despatch to the relevant Preference Shareholders. A person with an interest in the Preference Shares in respect of which this Global Preference Share is issued must provide the Registrar with a written order containing instructions and such other information as Aberdeen and the Registrar may require to complete, execute and deliver such individual definitive preference shares.

### Notices

So long as the Preference Shares are represented by the Global Preference Share and the Global Preference Share is held on behalf of Euroclear or Clearstream, Luxembourg or the Alternative Clearing System, notices to Preference Shareholders may be given by delivery of the relevant notice to Euroclear or Clearstream, Luxembourg, or the Alternative Clearing System, for communication by it to entitled accountholders in substitution for notification as required by the Articles of Aberdeen.

### Transfers

Transfers of interests in the Preference Shares represented by the Global Preference Share will be effected through the records of Euroclear and Clearstream, Luxembourg and their respective participants in accordance with the rules and procedures of Euroclear and Clearstream, Luxembourg and their respective direct and indirect participants.

### Direct Enforcement Rights

If principal in respect of any Preference Share is not met when due and payable, the holder of the Global Preference Share may elect that the Global Preference Share becomes void as to a specified portion and that the persons entitled to such portion as accountholders with a clearing system acquire direct enforcement rights against Aberdeen under the provisions of the Deed of Covenant executed by Aberdeen.

## C. CREST and CREST Depositary Interests

Following their delivery into Euroclear and Clearstream, Luxembourg, interests in the Preference Shares and the Warrants may be delivered, held and settled in CREST by means of the creation of dematerialised depositary interests representing the interests in the Preference Shares and Warrants.

Pursuant to the CREST Manual the New Securities held in global form by the Common Depositary may be settled through the CREST system, and the CREST Depositary will issue CDIs. The CDIs will be independent securities, constituted under English law which may be held and transferred through the CREST system.

The CDIs will be created pursuant to and issued on the terms of a deed poll executed by the CREST Depositary in favour of the holders of the CDIs from time to time (the "CREST Deed Poll"). Prospective holders of CDIs should note that they will have no rights against CRESTCo or its subsidiaries in respect of the underlying Preference Shares and Warrants, interests therein, or the CDIs representing them.

Interests in the Preference Shares and the Warrants will be credited to the CREST nominee's account with Euroclear and the CREST nominee will hold such interests as nominee for the CREST Depositary which will issue CDIs to the relevant CREST participants.

Each CDI will be treated as one Preference Share or one Warrant, as the case may be for the purposes of determining, for example, eligibility for any dividends payable on the Preference Shares. The CREST Depositary will pass on to holders of CDIs any stock or cash benefits received by it as holder of Preference Shares or Warrants on trust for such CDI holder. CDI holders will also be able to receive from the CREST Depositary notices of meetings of holders of Preference Shares or Warrants and other relevant notices issued by the Company.

Transfers of interests in Convertible Preference Share Units, Preference Shares and/or Warrants by a CREST participant to a participant of Euroclear or Clearstream, Luxembourg will be effected by cancellation of the CDIs and transfer of an interest in the Preference Shares and/or Warrants underlying the CDIs to the account of the relevant participant with Euroclear or Clearstream, Luxembourg.

The CDIs will have the same international security identification number (ISIN) as the underlying Preference Shares or Warrants and will not require a separate listing on the Official List.

Prospective subscribers for Preference Shares or Warrants under the Open Offer are referred to Chapter 3 of the CREST Manual which contains the form of the CREST Deed Poll to be entered into by the CREST Depositary.

The rights of the holders of CDIs will be governed by the arrangements between CREST, Euroclear, Clearstream, Luxembourg and the Company including the CREST Deed Poll (in the form contained in Chapter 3 of the CREST International Manual (which forms part of the CREST Manual)) executed by the CREST Depositary. These rights may be different from those of holders of Convertible Preference Share Units including with respect to information, the receipt of dividends or other distributions and the exercise of voting rights.

## PART 7

## DESCRIPTION OF THE GROUP

### Introduction

The Aberdeen Group is an independent international asset management group managing assets around the world for both institutional and retail clients, including: some 51 open-ended funds domiciled in the UK, Luxembourg and Dublin and marketed selectively in a number of countries worldwide, 14 open-ended funds domiciled in Singapore and marketed locally, 27 closed-end funds listed in the UK and Jersey (of which 13 are conventional investment trusts), 7 closed-end funds listed in the US and Canada, segregated accounts marketed on behalf of a variety of institutions worldwide, several substantial funds managed on behalf of life companies, a private client business, a substantial private equity business and an institutional property asset management business.

The Aberdeen Group, which has over 700 employees worldwide, is headquartered in Aberdeen and has its main investment offices in London, Edinburgh, Glasgow, Singapore, Bangkok and Sydney. It operates from 20 offices worldwide including offices in 9 towns and cities in the UK, together with offices in Europe, North America, Asia and Australia. As at 31 March 2005, total assets under management amounted to approximately £25.4 billon.

### Corporate Strategy

The Aberdeen Group's corporate strategy is to be recognised as an active manager of equities and fixed interest securities, delivering consistent performance and adopting a differentiated investment process that is the choice of investors in both mainstream asset categories and in the specialist niche funds in which the Aberdeen Group has expertise.

The Group firmly believes in providing high quality client service based on remaining an independent fund manager focused on delivering the needs of the investor.

### Financial Information

The accounts of the Aberdeen Group for the three years ended 30 September 2002, 30 September 2003 and 30 September 2004 have been independently audited by KPMG Audit Plc in accordance with Auditing Standards issued by the Auditing Practices Board and were reported on without qualification. The business address of KPMG Audit Plc is 37 Albyn Place, Aberdeen AB10 1JB. Details of the Aberdeen Group audited accounts for the periods mentioned above are set out in Part 9 of this document.

### Current Trading and Prospects

The Group has faced exceptionally challenging conditions over the last few years, both in the markets and as a consequence of the FSA investigation. However, the settlement of this investigation and the high level of acceptances received from investors entitled to participate in the Uplift Plan enables the Group to crystallise the extent of its liability in relation to the Splits Sector. Financing of the settlement is now in place following the recent convertible bond issue of the 2010 Bonds and the agreement of a new bank facility.

Even though much remains to be done, the Board believes considerable progress has been made. The Group recognises that the ability to deliver consistent investment performance is essential for any asset management business, and has strengthened its competitive position in the first half of the financial year ending 30 September 2005 due to improved investment performance and buoyant levels of new business generation.

Aberdeen's balance sheet is benefiting from the delivery of promised cost reductions, including the phased pay-down of debt via non-core asset sales. The Aberdeen Board is thus confident that the Group is well positioned to return to a pattern of sustained, profitable growth and this is reflected in interim results which disclosed a pre-tax profit of £10.4 million, an 89 per cent. increase on the same period in 2004. This improvement has continued into the second half of the year and the Group should continue to benefit from increasing revenues arising from new business flows. Having achieved the settlement of the split capital issues and having strengthened the balance sheet, the Aberdeen Board intends to continue to review all appropriate opportunities for profitable growth and is confident that the Group can deliver improving returns to Shareholders.

The Group's gross new business for the six months to 31 March 2005 including mandates awarded but not yet funded totalled approximately £2.9 billion. The Group's net new business for the same period, including mandates awarded but not yet funded totalled approximately £2.0 billion.

Assets under management of the Aberdeen Group increased by £3.3 billion to £25.4 billion as at 31 March 2005, an increase of 15.0 per cent. on its assets under management as at 30 September 2004. This increase comprises net new business of £1.5 billion, assets added from corporate acquisitions and disposals (on a net basis) of £1.2 billion and market movements of £0.6 billion. The assets under management of the Aberdeen Group by asset class as at its last year end and as at 31 March 2005 were as set out below:

| | As at 30 September 2004 (£ million) | As at 31 March 2005 (£ million) |
|---|---|---|
| **Asset Class** | | |
| Equities | 13,781 | 14,736 |
| Fixed interest and cash | 4,405 | 5,406 |
| Property | 3,912 | 5,270 |
| **Total** | 22,098 | 25,412 |

Further details of the Aberdeen Group audited accounts for the period to 30 September 2004 and the unaudited interim period to 31 March 2005 are set out in Part 9 of this document.

Looking forward, the new business prospects for the Group for the second half of the financial year remain encouraging with no significant let up in demand and a widening client base. Inflows to open-end funds may be offset to a degree by some profit taking if Asian markets continue to rise, but the incidence of this to date has been relatively limited despite very significant market rises. The Group continues to be invited to tender for further institutional mandates and has every reason to be hopeful of success but future flows of this nature are much more difficult to predict given the individual characteristics of specific mandate tenders.

The Aberdeen Group has available a number of facilities with Bank of Scotland, which are utilised in the management of its working capital requirements, including a £15.0 million overdraft facility, which, by its nature, is subject to considerable fluctuation of amounts actually drawn and is repayable on demand. The Aberdeen Board is not aware of any reason why this overdraft facility would be withdrawn. On 12 November 2004, Aberdeen entered into new term loan and working capital facility arrangements with Bank of Scotland under which the Group's bank debt has been restructured. As at 30 April 2005, bank debt outstanding under the term loan was £55,125,000. Bank of Scotland has recently agreed to replace this term loan with a revolving loan facility with a limit of £55,125,000 expiring December 2006.

On 24 December 2004 Aberdeen announced that the near three-year-long investigation into the marketing and management of split capital funds had been concluded with an omnibus settlement between the majority of the firms involved in the sector, the FSA, the Jersey Financial Services Commission and the Guernsey Financial Services Commission. The terms of the settlement entail no admission of liability and effectively conclude the Group's exposure to the regulators in respect of these matters. Aberdeen has contributed £35 million to a central fund. This fund will be used to provide a cash distribution for retail investors in the zero dividend preference shares issued by split capital investment companies. In total, approximately £143 million was committed to the central fund by 18 companies involved in the sector, including Aberdeen's own contribution supported by a payment made by Aberdeen's insurers in full and final settlement of any liability those insurers might have under the relevant insurance policies. Aberdeen also finalised the details of an Uplift Plan for investors in Progressive (a retail unit trust which, since its launch in August 2000, has invested primarily in zero dividend preference shares of listed multi-class closed end collective investment vehicles) at an estimated cost of £43.3 million. In the two years to 30 September 2004, the Group incurred legal and other external costs of over £7 million in relation to these issues.

The Uplift Plan is available to investors who hold units in Progressive which were issued by the managers on or before 28 June 2002 and offers those investors the opportunity to receive the initial cost of their investment on the redemption of their holdings on or around the fifth anniversary of their investment. Payments to Eligible Investors (as defined in the Uplift Plan) who have previously sold their holdings have also been offered at a discounted rate. Investors who accept the offer to participate in the Uplift Plan do so in full and final settlement of any remedies that they may consider they would otherwise have. All Eligible Investors have now been offered the opportunity to participate in the Uplift Plan.

Eligible Investors who have accepted the offer of participation in the Uplift Plan have done so on condition that they relinquish their rights to take any other action in relation to their holding in Progressive. Eligible Investors who have chosen not to participate in the Uplift Plan may pursue a complaint via FOS.

Acceptance by an investor of the Uplift Plan enables Aberdeen to crystallise the extent of its liability to that investor and the final closing date for applications is 3 June 2005. As at 23 May 2005, acceptances had been received from Eligible Investors representing some 94.4 per cent. by value of those entitled to participate.

Aberdeen announced on 26 February 2004 that it had received details from an FOS adjudicator of a provisional assessment in respect of a case being examined by FOS in relation to a complaint brought by one investor in Progressive. There have been further similar provisional assessments. The provisional assessments, which are not binding on either party, set out the FOS adjudicator's view on these complaints. The provisional assessments proposed that the dispute between Aberdeen Unit Trust Managers Limited and the complainants be resolved by the payment of compensation to the complainants. After careful consideration of the provisional assessments, the Aberdeen Board believed the provisional assessments did not reflect the weight of evidence which Aberdeen had supplied to substantiate its position. Whilst remaining sensitive to the distress suffered by investors in Progressive and wishing to provide support to them on a voluntary basis, the Aberdeen Board could not agree with the FOS adjudicator's opinion. Aberdeen will therefore exercise its right to have the cases referred to the Ombudsman for determination. Aberdeen, on the basis of robust legal advice, will vigorously contest any cases on which FOS may issue adverse findings.

Were FOS ultimately to make a final decision against the Aberdeen Group, any compensation would have to take into account the circumstances of individual cases. In this regard, given the advice of Aberdeen's solicitors and the lack of information as to both the number and quantum of cases which will be subject to any determination by FOS, the Aberdeen Board considers it impossible to make any reasonable estimate of any potential liability of the Aberdeen Group over and above the cost of the Uplift Plan.

On 3 April 2003, the board of REO announced it had terminated its management contract with the Aberdeen Group with immediate effect and indicated that it held the Aberdeen Group liable for damages in respect of losses incurred on its income portfolio. No proceedings have been issued by REO, however a letter of claim dated 20 December 2004 has been received. Aberdeen believes it is likely that REO will issue proceedings. The Aberdeen Group does not accept the validity of REO's termination without notice. The Aberdeen Group has rejected the claim and, if proceedings are brought, they will be vigorously defended and the Aberdeen Group will counterclaim for its accrued fees and the fees relating to the 12 months' notice period provided for in the management contract. It is not possible to quantify any exposure to damages in this regard.

In April 2004, the liquidator of the special purpose vehicle of Aberdeen Preferred Income Trust Limited wrote to Aberdeen indicating that it was considering a claim. However, no further detail has been forthcoming.

The speculation that legal proceedings may be brought against a range of parties who have been involved in the Splits Sector continues. Other than as stated above, no notice of any legal proceedings related to the Aberdeen Group's involvement in the Splits Sector has been served against any member of the Aberdeen Group and any such proceedings would be defended robustly.

**Aberdeen Group overview by division**

**Open ended funds**

The Aberdeen Group has funds domiciled in Luxembourg and Dublin which are distributed internationally and which are collectively registered for sale in 17 countries. In addition, the Group has funds domiciled in the UK, Singapore, Austria and Australia which are distributed primarily in the relevant domestic funds markets. Marketing operations exist in UK, Luxembourg, Austria, Hong Kong, Singapore, Thailand, Australia and the U.S., focused primarily on those markets as well as Switzerland and Chile. Distribution is typically through discretionary fund managers and fund-of-fund providers, with additional distribution links to banking groups and other third party distributors. A number of global distribution arrangements have also been secured.

**Institutional**

(i) *Segregated Mandates and Pooled Funds*

The Aberdeen Group operates in the institutional market primarily in the U.S., UK, Continental Europe, Asia and Australia, with customer bases in each location.

(ii) *Closed-End Funds*

The Aberdeen Group has the investment management contracts for 34 closed-end funds domiciled in the UK, the Channel Islands and North America, including funds listed on UK, U.S. and Canadian stock exchanges. In recent years, the Aberdeen Group has been involved in a number of fund raisings in the closed-end market and provides marketing and promotional services to the boards of a number of these funds.

**Private client**

The Aberdeen Group offers private client asset management facilities out of offices in Aberdeen, Glasgow and Jersey. The Aberdeen Group managed approximately £415 million of private client assets as at 28 February 2005.

**Specialist**

The Aberdeen Group has specialist fund management capability in both private equity and physical property in the Nordic region. The former is managed in the form of segregated fund mandates, limited partnerships and venture capital trusts in the UK, markets in which the Aberdeen Group is active. The latter is also managed in the form of segregated fund mandates and collective investment vehicles.

**Financial regulation**

In addition to the UK Listing Authority and stock exchange requirements, respectively, in the United Kingdom and Singapore to which Aberdeen is subject, a number of companies within the Aberdeen Group are subject to specific regulations in the countries in which they operate. The principal authorities whose regulations govern the conduct of such companies are set out below.

*United Kingdom*

In the United Kingdom, the operating subsidiaries of Aberdeen are authorised and regulated in their conduct of investment business by the Financial Services Authority.

*Europe*

In Europe, the operating subsidiaries of Aberdeen are regulated in their conduct of investment business in Ireland by the Central Bank of Ireland, in Luxembourg by the *Commission de Surveillance du Secteur Financier,* in the Isle of Man by the Isle of Man Financial Supervision Commission and in the Channel Islands by both the Jersey Financial Services Commission and the Guernsey Financial Services Commission.

*Asia Pacific*

In the Asia Pacific region, the operating subsidiaries of Aberdeen are regulated in their conduct of investment business in Singapore by the Monetary Authority of Singapore, in Australia by the Australian Securities and Investment Commission and in Hong Kong by the Hong Kong Securities and Futures Commission.

*United States*

In the United States, the operating subsidiaries of the Aberdeen Group are regulated in their conduct of investment business by the Securities and Exchange Commission.

## PART 8
## DESCRIPTION OF JERSEYCO

### Introduction

JerseyCo has not engaged in any activities other than those incidental to its formation and the authorisation of the issue of the Warrants and the Jersey Preference Shares. JerseyCo's only activities will be the issue of the Warrants and the Jersey Preference Shares and activities associated therewith.

### Financial Information

On an annual basis JerseyCo will prepare and publish audited financial statements. As at the date hereof JerseyCo has not yet prepared any annual financial statements. JerseyCo only intends to prepare audited annual financial statements. It is anticipated that each fiscal year of JerseyCo will end on 30 September with the first fiscal period ending 30 September 2006. The auditors appointed in respect of JerseyCo are KPMG Audit PLC, Aberdeen. The audited annual financial statements will be available to Warrantholders free of charge at the offices of JerseyCo and the Warrant Agents.

## PART 9

## FINANCIAL INFORMATION RELATING TO THE GROUP

## PART A: FINANCIAL INFORMATION FOR THE GROUP FOR THE THREE YEARS ENDED 30 SEPTEMBER 2004

### 1. Introduction

The financial information contained in this Part 9 has been extracted without material adjustment from the audited reports and accounts of Aberdeen for the three years ended 30 September 2004. The financial information contained in this Part 9 does not constitute statutory accounts within the meaning of section 240 of the Companies Act.

Statutory accounts of Aberdeen for the three financial years ended 30 September 2004 in respect of which KPMG Audit Plc issued unqualified reports under section 235 of the Companies Act ( and such reports did not refer to any maters of fundamental uncertainty), have been delivered to the Registrar of Companies in Scotland and such reports did not contain any statements under sections 237(2) or (3) of the Companies Act.

However, the report on the financial statements of the Company for the year ended 30 September 2003 included the following paragraphs on contingent liabilities (with a similar statement in the report on the financial statements for the preceding year):

**"In forming our opinion, we have considered the adequacy of the disclosures made in note 29 to the financial statements concerning the contingent liabilities of the Group in respect of the split capital closed-end fund sector generally, the Aberdeen Progressive Growth Unit Trust and any possible action by Real Estate Opportunities Limited, and their potential impact on the Group's funding position. In view of the significance of these uncertainties, we consider that they should be drawn to your attention but our opinion is not qualified in these respects."**

The report for the year ended 30 September 2004 included the following paragraph on funding arrangements:

**"In forming our opinion, we have considered the adequacy of the disclosures made in note 29 to the financial statements in respect of the Group's funding of the settlement agreed with the Financial Services Authority and Uplift Plan available to eligible investors in the Aberdeen Progressive Growth Unit Trust. In view of the significance of this matter, we consider that it should be drawn to your attention but our opinion is not qualified in this respect."**

References to the notes within these paragraphs are to the actual notes contained in the audited report and accounts. For the year ended 30 September 2004, the equivalent note in this section is note 6.30.

## 2. Consolidated profit and loss accounts

| | Notes | Years ended 30 September 2002 £'000 | 2003 £'000 | 2004 £'000 |
|---|---|---|---|---|
| Turnover | 6.2 | 192,078 | 142,268 | 140,011 |
| Operating expenses | | (134,801) | (123,250) | (113,783) |
| Costs relating to settlement of regulatory issues | 6.3 | — | (3,058) | (38,519) |
| Provision for Progressive Growth Uplift Plan | 6.3 | — | — | (39,200) |
| Other exceptional costs | 6.3 | (5,621) | (20,793) | (7,589) |
| Amortisation of goodwill | 6.12 | (19,640) | (18,430) | (19,122) |
| Provision for impairment of goodwill and intangible assets | 6.12 | — | (17,311) | (584) |
| Total administrative expenses | | (160,062) | (182,842) | (218,797) |
| Other operating income – exceptional | 6.3 | 4,446 | — | 1,116 |
| Exceptional amounts written off investments | 6.3 | (2,651) | (5,376) | — |
| Operating profit before goodwill amortisation, impairment provisions and exceptional operating items | | 57,277 | 19,018 | 27,344 |
| Amortisation of goodwill, impairment provisions and exceptional items | | (23,466) | (64,968) | (105,014) |
| Operating profit/(loss) | 6.2,6.4 | 33,811 | (45,950) | (77,670) |
| Gain on disposal of subsidiaries | 6.14 | — | — | 1,940 |
| Profit on disposal of management contracts | 6.3 | — | 53,536 | 421 |
| Net interest payable and similar charges | 6.7 | (15,533) | (13,985) | (12,273) |
| Profit/(loss) on ordinary activities before taxation | | 18,278 | (6,399) | (87,582) |
| Tax on profit/(loss) on ordinary activities | 6.8 | (11,184) | (8,232) | 6,981 |
| Profit/(loss) on ordinary activities after taxation | | 7,094 | (14,631) | (80,601) |
| Minority interests – equity | | (216) | (231) | (170) |
| Profit/(loss) for the financial year | | 6,878 | (14,862) | (80,771) |
| Dividends | | | | |
| Ordinary dividends on equity shares | 6.9 | (10,500) | (7,074) | (9,437) |
| Preference dividends on non equity shares | 6.9 | (1,132) | (589) | (46) |
| | | (11,632) | (7,663) | (9,483) |
| Retained loss for financial year | 6.22 | (4,754) | (22,525) | (90,254) |
| Earnings (loss) per share – basic | | | | |
| Before goodwill amortisation, impairment provisions and exceptional items | 6.10 | 16.51p | 3.10p | 4.68p |
| After goodwill amortisation, impairment provisions and exceptional items | 6.10 | 3.29p | (8.76p) | (34.90p) |
| Earnings (loss) per share – diluted | | | | |
| Before goodwill amortisation, impairment provisions and exceptional items | 6.10 | 16.47p | 3.10p | 4.68p |
| After goodwill amortisation, impairment provisions and exceptional items | 6.10 | 3.28p | (8.76p) | (34.90p) |

## 3. Consolidated balance sheets

| | Notes | 2002 | 2003 | 2004 |
|---|---|---|---|---|
| | | **Years ended 30 September** | | |
| | | £'000 | £'000 | £'000 |
| **Assets** | | | | |
| **Fixed assets** | | | | |
| Intangible assets | *6.11* | 76,820 | 42,408 | 40,788 |
| Goodwill | *6.12* | 331,792 | 302,459 | 297,083 |
| Tangible assets | *6.13* | 17,452 | 14,981 | 10,567 |
| Investments | *6.14* | 36,280 | 33,861 | 46,654 |
| | | 462,344 | 393,709 | 395,092 |
| **Current assets** | | | | |
| Stocks | *6.16* | 720 | 192 | 519 |
| Debtors | *6.17* | 55,807 | 39,981 | 45,730 |
| Investments | *6.18* | 2,932 | 2,812 | 424 |
| Cash at bank and in hand | *6.19* | 32,490 | 23,003 | 17,763 |
| | | 91,949 | 65,988 | 64,436 |
| Assets attributable to equity shareholders | | 554,293 | 459,697 | 459,528 |
| Assets of long-term life assurance business | *6.20* | 255,824 | 247,328 | 231,045 |
| | | 810,117 | 707,025 | 690,573 |
| **Liabilities** | | | | |
| **Capital and reserves** | | | | |
| Called up share capital | *6.21* | 38,411 | 28,034 | 23,620 |
| Share premium account | *6.22* | 19,203 | 19,205 | 19,710 |
| Other reserves | *6.22* | 144,389 | 154,766 | 203,805 |
| Revaluation reserve | *6.22* | 12,358 | 15,529 | 19,901 |
| Profit and loss account | *6.22* | (7,173) | (38,938) | (134,114) |
| **Shareholders' funds** | | | | |
| Equity | | 186,503 | 68,253 | 132,922 |
| Non equity | | 20,685 | 10,343 | — |
| | *6.22* | 207,188 | 178,596 | 132,922 |
| Minority interest – equity | | 456 | 749 | 282 |
| **Creditors: due within one year, including convertible debt** | | | | |
| Creditors | *6.23* | 111,000 | 123,810 | 162,962 |
| Convertible Debt | *6.23* | 23,888 | 19,562 | 15,197 |
| | | 134,888 | 143,372 | 178,159 |
| **Creditors: due after more than one year, including convertible debt** | | | | |
| Creditors | *6.24* | 108,061 | 35,272 | 4,267 |
| Convertible debt | *6.24* | 96,788 | 97,529 | 98,273 |
| | | 204,849 | 132,801 | 102,540 |
| Provisions for liabilities and charges | *6.26* | 6,912 | 4,179 | 45,625 |
| | | 554,293 | 459,697 | 459,528 |
| Liabilities of long-term life assurance business | *6.20* | 255,824 | 247,328 | 231,045 |
| Total liabilities and shareholders' funds | | 810,117 | 707,025 | 690,573 |

## 4. Consolidated cash flow statements

| | Notes | 2002 | 2003 | 2004 |
|---|---|---|---|---|
| | | Years ended 30 September | | |
| | | £'000 | £'000 | £'000 |
| **Net cash inflows from operating activities** | | | | |
| Core cash flow from operating activities | | 47,227 | 17,082 | 4,193 |
| Effects of short-term timing differences on unit trust settlements | | (8,208) | (9,669) | (2,550) |
| | 6.31 | 39,019 | 7,413 | 1,643 |
| Returns on investments and servicing of finance | | (18,037) | (14,749) | (10,241) |
| Taxation paid | | (7,154) | (3,243) | (6,194) |
| Capital expenditure and financial investment | | (12,522) | 79,198 | 32,290 |
| Acquisition and disposals | | (22,897) | (2,208) | 29,305 |
| Equity dividends paid | | (18,245) | (7,311) | (8,251) |
| **Cash (outflow) inflow before financing** | | (39,836) | 59,100 | 38,552 |
| **Financing** | | | | |
| Issue of share capital | | 42 | — | 586 |
| Redemption of share capital | 6.21 | (10,343) | (10,342) | (10,343) |
| Redemption of performance share capital | | (152) | — | — |
| Proceeds from issue of convertible bonds | | 96,294 | — | — |
| New long term loans | | — | 754 | — |
| Repayment of loan notes | | — | — | (2,176) |
| Repayment of convertible loan notes | 6.24 | — | (3,163) | (2,793) |
| Repayment of loan stock | 6.24 | — | — | (10,000) |
| Instalments repaid on long term loans | 6.24 | (71,861) | (71,762) | (29,272) |
| **Decrease in cash in year** | 6.19 | (25,856) | (25,413) | (15,446) |

### Reconciliation of net cash flow to movement in net debt

| | Notes | 2002 | 2003 | 2004 |
|---|---|---|---|---|
| | | Years ended 30 September | | |
| | | £'000 | £'000 | £'000 |
| **Decrease in cash in year** | | (25,856) | (25,413) | (15,446) |
| Issue of convertible bonds | | (96,294) | — | — |
| Instalments repaid on long term loans | | 71,861 | 71,762 | 29,272 |
| Increase in long term loans | | — | (754) | — |
| Loans assumed on acquisition of subsidiary | | — | — | (11,844) |
| Repayment of loan notes | | — | — | 2,176 |
| Repayment of loan stock | | — | — | 10,000 |
| Repayment of convertible loan notes | | — | 3,163 | 2,793 |
| **Change in net debt resulting from cash flows** | | (50,289) | 48,758 | 16,951 |
| Amortisation of issue costs of convertible bonds | 6.7 | (494) | (744) | (744) |
| Conversion of bonds to ordinary shares | | — | 3 | — |
| Translation difference | | (735) | 1,012 | (140) |
| **Movement in net debt in the year** | | (51,518) | 49,119 | 16,067 |
| Net debt at 1 October | 6.24 | (182,933) | (234,451) | (185,332) |
| **Net debt at 30 September** | 6.24 | (234,451) | (185,332) | (169,265) |

## 5. Consolidated statement of total recognised gains and losses

| | Notes | Years ended 30 September 2002 £'000 | 2003 £'000 | 2004 £'000 |
|---|---|---|---|---|
| Profit/(loss) for the financial year | | 6,878 | (14,862) | (80,771) |
| Revaluation of fixed asset investments | *6.14* | 2,521 | 3,171 | 4,428 |
| Translation of foreign currency net investments | | (735) | 1,102 | (475) |
| Total recognised gains and losses for the financial year | | 8,664 | (10,589) | (76,818) |

## 6. Notes to the financial statements

### 6.1 *Accounting policies*

**(a) Basis of preparation**

The financial statements have been prepared under the historical cost convention, modified to include the revaluation of certain investments, and in accordance with applicable Accounting Standards. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

**(b) Consolidation**

The consolidated financial statements incorporate the accounts of the company and all its subsidiary undertakings made up to 30 September.

Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. In accordance with FRS 8, no disclosure is made of transactions or balances between Group entities that have been eliminated on consolidation.

An associate is an undertaking in which the Group has a long term interest, usually from 20 per cent. to 50 per cent. of the equity voting rights, and over which it exercises significant influence. The Group's share of the profits less losses of associates is included in the consolidated profit and loss account and its interest in their net assets, is included in investments in the consolidated balance sheet.

**(c) Goodwil**

Goodwill before 1 October 1998, when FRS 10, Goodwill and intangible assets was adopted, was written off to reserves in the year of acquisition.

Goodwill (representing the excess of the fair value of the consideration given and associated costs over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 October 1998 is capitalised and amortised over its estimated useful life. The estimated useful life is normally considered to be twenty years, unless there are factors which indicate that a different period is appropriate.

On the subsequent disposal or termination of a business the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

**(d) Fixed intangible assets**

Unit trust management contracts purchased by the Group are stated at cost and disclosed as intangible assets. These assets are not amortised as they are considered to have an indefinite life, but are subject to an annual impairment review.

The present value in use (representing the excess of the fair value of the consideration given and associated costs over the fair value of the separate net assets acquired) of the closed fund life business purchased by the Group is treated as an intangible asset and is amortised over a ten year period. The Directors consider that a ten year period is appropriate in respect of the Isle of Man life assurance business as this is in line with the expected pattern of cash emerging from the life fund.

**(e) Investments**

Listed fixed asset investments are held at cost less any provision for impairment. Unlisted fixed asset investments, other than associated undertakings, are valued at cost less provision for impairment, with the exception of Lombard International Assurance which has been valued on the basis of the relevant share of Lombard's most recently available embedded value. Investments held as current assets are stated at the lower of cost and net realisable value.

**(f) Stocks**

Stocks of units in managed funds are stated at the lower of cost and market value, calculated at the bid price on the balance sheet date.

**(g) Turnover**

Turnover represents the amount receivable in respect of the Group's activities in providing investment management and property asset management services. Income from management fees and registration fees is recognised on an accruals basis in line with the terms of the various contracts. Income from performance fees is recognised when attainment of the criteria defined in the relevant management contracts is considered certain. Income from dealing profits is recognised at the execution of the transaction.

**(h) Taxation**

The charge for taxation is based on the loss or profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

**(i) Leases**

Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. All other leases are operating leases and the rental charges are taken to the profit and loss account on a straight line basis over the life of the lease.

**(j) Depreciation**

Depreciation is provided by the Group to write off the cost, less any anticipated residual value, of fixed tangible assets by equal instalments over their estimated useful economic lives as follows:

| | |
|---|---|
| Heritable property | : 50 years |
| Leasehold property | : over the period of the lease |
| Property improvements | : 5 years or the period of the lease |
| Computers, fixtures and fittings | : 3-10 years |
| Motor vehicles | : 4 years |

**(k) Foreign exchange**

Transactions of UK companies which are denominated in foreign currencies are converted at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date and the gains or losses on translation are dealt with in the profit and loss account.

The assets and liabilities of overseas subsidiary undertakings are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Gains and losses arising on these translations are taken to reserves net of exchange differences arising on related foreign currency borrowings.

**(l) Pension costs**

The principal pension scheme operated by the Group is a self-administered money purchase scheme. In addition, overseas subsidiaries make contributions to various trade and state money purchase schemes. Benefits from these schemes are based on contributions made. Payments made to the schemes represent current service contributions and are charged to the profit and loss account.

The Group also operates three defined benefit pension schemes which arose on acquisitions. All three schemes are closed to new membership and two are closed to future service accruals. Contributions to these schemes, which are paid according to the advice of an actuary, are charged to the profit and loss account so as to spread the cost over the expected remaining working lives of those deferred members who are still working for the Group.

**(m) Share Incentive Plan ("SIP")**

The Company's shares held by the SIP are included in the financial statements as a fixed asset investment until such time as the interest in the shares is transferred unconditionally to the employees. The cost of awards to employees that take the form of such shares is recognised in the period to which the employees performance relates.

**(n) Debt and debt issue costs**

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the amortisation of issue costs in respect of the accounting period and reduced by payments made or conversions in the period. Issue costs of debt are amortised in the profit and loss account over the term of such debt.

### (o) Long term life assurance business

The Group includes the results of its long term life assurance business by consolidating shareholders' entitlements as reflected in shareholders' funds and the non-technical profit and loss account of the insurance companies accounts, prepared on a modified statutory solvency basis. The technical account, which deals with long term insurance business premiums, claims, investment returns and other related insurance costs is not consolidated. Policyholder assets are disclosed as a single item on the Group balance sheet, matched by a liability line item for liabilities of long term life assurance business, which includes any surplus not recognised in the group accounts. Summaries of the long term insurance business technical account and balance sheet details are disclosed in note 6.20.

### (p) Exceptional items

Items of income and expense that the Directors consider exceptional by virtue of their size or incidence are disclosed separately in order to facilitate an understanding of the results.

## 6.2 *Segmental information*

The Group is involved in the provision of investment management and property asset management services. These services are provided to clients in the following geographic areas:

| | United Kingdom | Rest of Europe | Rest of World | Total |
|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 |
| **Year to September 2002** | | | | |
| Turnover | 132,710 | 39,443 | 19,925 | 192,078 |
| Operating profit | 18,417 | 5,991 | 9,403 | 33,811 |
| Net assets outwith the UK | | 9,627 | 5,859 | 15,486 |
| **Year to September 2003** | | | | |
| Turnover | 89,445 | 41,682 | 11,141 | 142,268 |
| Operating (loss)/profit | (54,873) | 5,181 | 3,742 | (45,950) |
| Net assets outwith the UK | | 10,910 | 5,455 | 16,365 |
| **Year to September 2004** | | | | |
| Turnover | 75,451 | 45,641 | 18,919 | 140,011 |
| Operating (loss)/profit | (95,795) | 7,781 | 10,344 | (77,670) |
| Net assets outwith the UK | | 14,876 | (487) | 14,389 |

Turnover and operating (loss)/profit by origin are not materially different to the information given above.

The results of the Group can be further analysed between investment management and property asset management as shown below.

| | Investment management | Property asset management | Group total |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Year to 30 September 2002** | | | |
| Turnover | 141,477 | 50,601 | 192,078 |
| Operating expenses | (94,325) | (40,476) | (134,801) |
| Other exceptional costs (net of exceptional income) | (3,826) | — | (3,826) |
| Amortisation of goodwill | (16,824) | (2,816) | (19,640) |
| | (114,975) | (43,292) | (158,267) |
| Operating profit (before goodwill amortisation, impairment provisions & exceptional costs) | 47,152 | 10,125 | 57,277 |
| Operating profit (after goodwill amortisation, impairment provisions & exceptional costs) | 26,502 | 7,309 | 33,811 |
| Net assets | 197,578 | 9,610 | 207,188 |

| | Investment management | Property asset management | Group total |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Year to 30 September 2003** | | | |
| Turnover | 90,073 | 52,195 | 142,268 |
| Operating expenses | (79,859) | (43,391) | (123,250) |
| Costs relating to settlement of regulatory issues | (3,058) | — | (3,058) |
| Other exceptional costs | (20,086) | (707) | (20,793) |
| Amortisation of goodwill | (16,081) | (2,349) | (18,430) |
| Provisions for impairment of goodwill & intangible assets | (17,311) | — | (17,311) |
| | (136,395) | (46,447) | (182,842) |
| Operating profit (before goodwill amortisation, impairment provisions & exceptional costs) | 10,214 | 8,804 | 19,018 |
| Operating (loss) profit (after goodwill amortisation, impairment provisions & exceptional costs) | (51,698) | 5,748 | (45,950) |
| Profit before interest and tax | 1,838 | 5,748 | 7,586 |
| Net assets | 163,896 | 14,700 | 178,596 |

| | Investment management | Property asset management | Group total |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Year to 30 September 2004** | | | |
| Turnover | 91,659 | 48,352 | 140,011 |
| Other operating income | 1,116 | — | 1,116 |
| Total operating income | 92,775 | 48,352 | 141,127 |
| Operating expenses | (73,565) | (40,218) | (113,783) |
| Costs relating to regulatory issues | (38,519) | — | (38,519) |
| Provision for Progressive Growth Uplift Plan | (39,200) | — | (39,200) |
| Other exceptional costs | (7,589) | — | (7,589) |
| Amortisation of goodwill | (17,282) | (1,840) | (19,122) |
| Provisions for impairment of goodwill | (584) | — | (584) |
| | (176,739) | (42,058) | (218,797) |
| Operating profit (before goodwill amortisation, impairment provisions & exceptional costs) | 19,210 | 8,134 | 27,344 |
| Operating (loss) profit (after goodwill amortisation, impairment provisions & exceptional costs) | (83,964) | 6,294 | (77,670) |
| (Loss) profit before interest and tax | (81,603) | 6,294 | (75,309) |
| Net assets | 122,406 | 10,516 | 132,922 |

6.3 *Exceptional items*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Exceptional costs** | | | |
| Recognised within operating profit/(loss): | | | |
| Costs relating to settlement of regulatory issues | — | 3,058 | 38,519 |
| Provision for Uplift Plan to eligible investors in Aberdeen Progressive Growth Unit Trust | — | — | 39,200 |
| Expenses in relation to cost reduction and rationalisation programme | 5,155 | 8,662 | 6,829 |
| Costs incurred in relation to regulation to regulatory matters and on curtailment of activities in the UK retail market | — | 8,597 | — |
| Costs of integration of investment administration and fund mergers | — | — | — |
| Costs of aborted sale, subsequent rationalisation and other costs | 466 | 3,534 | 760 |
| | 5,621 | 23,851 | 85,308 |
| Amounts written off investments | 2,651 | 5,376 | — |
| | 8,272 | 29,227 | 85,308 |

Exceptional costs in 2002 arose principally from the implementation of a cost reduction programme following the termination of the Scottish Provident contract.

Exceptional costs in 2003 arose for the following reasons:

- Costs relating to settlement of regulatory issues represent legal and professional fees incurred in relation to investigations by the Financial Services Authority and the Jersey Financial Services Commission.
- Expenses in relation to the cost reduction and rationalisation programme cover expenses incurred as part of the Group's continued cost reduction exercise and include costs in respect of redundancy, staff retention, office closure and outsourcing costs.
- Costs incurred in relation to regulatory matters and curtailment of activities in the UK retail market include legal and professional fees incurred in relation to regulatory investigations and provision for marketing expenditure which had been aimed at retail markets in which the Group has curtailed its activities.
- Costs of aborted sale, subsequent rationalisation and other costs relate principally to the disposal, by sale or flotation, of the Group's property division.

Exceptional costs in 2004 arose for the following reasons:

- Certain subsidiaries have been involved in investigations of the split capital closed-end sector instigated by the Financial Services Authority ("FSA") and the Jersey Financial Services Commission ("JFSC") which have been in progress since 2002. The Group has incurred considerable costs in the provision of information to the investigators and in taking legal advice on its defence against any allegations made. As announced on 24th December 2004, the Group, in common with other firms involved in these investigations, has agreed to make a voluntary contribution to a central fund to achieve resolution of this issue, which otherwise could have continued for some considerable time.
- This voluntary contribution, of £35,000,000 and £3,519,000 of costs related to the Group's involvement in these investigations, has been treated as exceptional costs. The voluntary contribution is included within other creditors.
- The provision for the cost of the Uplift Plan to eligible investors in Aberdeen Progressive Growth Unit Trust of £39,200,000 represents the estimated discounted cost to the Group as described at 6.26.
- These payments, which will be made over the period December 2004 – October 2006, are expected to be financed from a combination of existing facilities and additional facilities to be made available. Depending on market conditions, the Group may consider refinancing an element of bank debt from a small convertible bond issue. Further details of the Group's funding arrangements are provided in 6.30.

- Expenses in relation to the cost reduction and rationalisation programme represent redundancy, office closure and one-off outsourcing costs. The costs for 2004 include expenses of this nature incurred following the acquisition of the Edinburgh Fund Managers Group plc in October 2003.

The amounts written off investments in 2002 and 2003 represent provisions made against the value of both fixed asset and current asset investments exposed to the split capital sector.

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Provision for impairment of goodwill and intangible assets | | | |
| Recognised within operating (loss) profit | | | |
| Provision for impairment of goodwill | — | 13,511 | 584 |
| Provision for impairment of intangible assets | — | 3,800 | — |
| | — | 17,311 | 584 |

These items in 2003 represent amounts which have been charged to the profit and loss account following completion of an impairment review of these assets. The provision in respect of goodwill arose partly from a re-assessment of the value in use of Asset Value Investors Limited and partly as a result of the termination of certain management contracts to which the Group had become party on acquisitions. The provision in respect of intangibles arose as result of a reduction in the embedded value of the underlying assets.

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Other operational income – exceptional** | | | |
| Recognised within operating profit/(loss) | | | |
| Compensation received on the termination of the Scottish Provident investment management contract | 4,446 | — | — |

**Gain on disposal of subsidiaries**

The gain on disposal of subsidiaries of £1,940,000 in 2004 arose on the sale of the UK and Continental European property businesses completed on 24 May 2004.

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Gain on disposal of management contracts** | | | |
| Proceeds of disposal | — | 86,762 | 507 |
| Less: intangible assets written off | — | (28,526) | — |
| Less: related cost of disposal | — | (4,700) | (86) |
| | — | 53,536 | 421 |

The gain on disposal of management contracts in 2003 relates to the sale of the management rights of six UK retail funds to New Star Asset Management Group Limited. The transaction was completed on 21 February 2003 and resulted in £1.73 billion of assets being transferred to New Star. The tax attributable to this transaction has been estimated at £13 million, which the directors believe was a prudent estimate because it did not take into account certain reliefs until such time as their availability is confirmed.

The gain on disposal of management contracts in 2004 relates to the sale of management rights of a Dublin registered unit trust.

### 6.4 *Operating profit/(loss)*

| | 2002 £'000 | 2003 £'000 | 2004 £'000 |
|---|---|---|---|
| Operating profit/(loss) is stated after charging/(crediting): | | | |
| Services provided by auditors: | | | |
| Audit services – statutory audit | 375 | 397 | 355 |
| – review of interim statement | 20 | 25 | 25 |
| – audit related regulatory reporting | 54 | 66 | 58 |
| Further assurance services | — | 490 | 13 |
| Taxation services | 43 | 46 | 85 |
| Other services | 58 | 67 | 8 |
| Operating lease payments | 5,272 | 4,830 | 4,180 |
| Share of results of associated undertakings | (67) | (129) | (116) |
| Depreciation – owned assets | 5,258 | 4,264 | 4,415 |
| – leased assets | 681 | 647 | — |
| Amortisation of goodwill – investment management | 17,441 | 16,081 | 17,282 |
| – property asset management | 2,199 | 2,349 | 1,840 |
| Provision for impairment of goodwill – investment management | — | 13,511 | 584 |
| Amortisation of intangible assets – life assurance | 1,565 | 2,086 | 1,620 |
| Provision for impairment of intangible assets – life assurance | — | 3,800 | — |
| Amounts written off current asset investments | — | 282 | 286 |
| Directors emoluments (see note 6.6) | 2,660 | 901 | 1,114 |
| Exchange losses | — | — | 125 |
| (Gain)/loss on disposal of tangible fixed assets | 32 | (38) | (199) |

Fees paid to the Company's auditors in respect of further assurance services in 2003 relate to work undertaken as reporting accountants in relation to the proposed disposal of the property division from which the Company later withdrew.

The Company's auditors received fees of £25,000, £nil and £263,000 in 2002, 2003 and 2004 respectively for advisory and reporting services provided in relation to certain acquisitions and disposals. These costs are included within the costs of the respective acquisition or disposal to which they relate. In addition, fees of £90,000, £nil and £nil in 2002, 2003 and 2004 respectively were paid to the Company's auditors for work carried out in relation to the issue of the convertible bonds.

### 6.5 *Employees*

| | 2002 £'000 | 2003 £'000 | 2004 £'000 |
|---|---|---|---|
| Aggregate employee costs, including Directors' salaries and bonuses | 53,214 | 44,012 | 47,747 |
| Other benefits | 819 | 1,011 | 969 |
| Social security costs | 5,429 | 5,093 | 5,356 |
| Other pension costs | 6,102 | 5,626 | 6,560 |
| | 65,564 | 55,742 | 60,632 |
| Redundancy and exceptional staff costs | — | 4,653 | 7,098 |
| | 65,564 | 60,395 | 67,730 |

| | Number £'000 | Number £'000 | Number £'000 |
|---|---|---|---|
| Average number of employees during the year | | | |
| Investment management | 715 | 572 | 496 |
| Property | 261 | 266 | 225 |
| Life assurance | 29 | 42 | 15 |
| | 1,005 | 880 | 736 |

The average number of employees excludes staff who are employed by the property division solely for the operational management and administration of client properties and whose costs are borne fully by those clients.

### 6.6 *Directors' emoluments*

Total emoluments paid including salary, fees, bonuses payments, other benefits and pension costs.

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Executive** | | | |
| **Duties within the UK** | | | |
| MJ Gilbert | 461 | 376 | 461 |
| WJ Rattray | 208 | 198 | 208 |
| AA Laing | 289 | 21 | 268 |
| GR Marshall | 208 | 15 | — |
| CD Fishwick | 371 | 17 | — |
| KL Garrett-Cox | 202 | 20 | — |
| IA Reid | 248 | 26 | — |
| J Plumpton | 62 | — | — |
| | 2,049 | 673 | 937 |
| **Duties outwith the UK** | | | |
| B Hendry | 212 | 15 | — |
| H Young | 321 | 25 | — |
| | 533 | 40 | — |
| **Non-executive** | | | |
| CLA Irby | 65 | 65 | 75 |
| ME Haylon | — | 8 | 28 |
| Rt Hon Sir Malcolm Rifkind | 25 | 29 | 34 |
| J Solan | 25 | 25 | 16 |
| DH Waters | 28 | 30 | 37 |
| CGH Weaver | 25 | 25 | 31 |
| JL Wybrew | 25 | 25 | 28 |
| RC Cornick | — | — | 21 |
| RG Wilson | — | — | 11 |
| DE Woods | 25 | 25 | 8 |
| CM Gilchrist | 30 | 10 | — |
| P McLoughlin | 25 | 8 | — |
| SE Murray | 25 | 8 | — |
| R Scott Brown | 30 | 10 | — |
| SY Tan | — | 8 | — |
| AF Bushell | 10 | — | — |
| | 338 | 276 | 289 |
| Total emoluments | 2,920 | 989 | 1,226 |
| Total excluding pension costs | 2,635 | 901 | 1,114 |

In 2003 the executive directors voluntarily reduced their basic salaries for a period of 12 months, effective for the full year to 30 September 2003. With effect from 1 October 2003 their basic salaries were restored to their contractual levels. Mr Laing also received a payment of £16,000 from an employee benefit trust set up to operate a deferred bonus scheme.

Payments due under the deferred bonus scheme to the employee benefit trust were expensed in 2003.

The deferred benefits from the Group's discretionary Employee Benefits Trust that were disclosed in the Annual Report to 30 September 2001 were duly paid to Mr Fishwick (£1,400,000), Mr Hendry (£100,000), Mr Young (£200,000), Mr Laing (£275,000) and Mr Rattray (£100,000) in the year ended 30 September 2002. Mr Gilbert (£650,000) and Mr Marshall (£62,500) have elected to waive their entitlements.

Mr Fishwick resigned as a Director of the Company, by mutual agreement, on 14 October 2002. A payment of £431,000 was made to Mr Fishwick and a pension contribution of £53,000 was made on his behalf, thereby releasing the Company from all further contractual obligations.

### 6.7 *Net interest payable and similar charges*

| | 2002 £'000 | 2003 £'000 | 2004 £000 |
|---|---|---|---|
| Paid on 5.875% Convertible Bonds 2007 | 4,177 | 5,875 | 5,875 |
| Paid on 7% Convertible Subordinated Loan Notes | 1,736 | 1,563 | 1,194 |
| Paid on term loans | 9,179 | 4,228 | 2,525 |
| Paid on floating rate guaranteed unsecured loan stock | 543 | 503 | 328 |
| Paid on unsecured guaranteed loan notes | — | — | 105 |
| (Received)/paid on overdrafts, deposit accounts and other interest bearing accounts | (596) | 1,072 | 1,502 |
| | 15,039 | 13,241 | 11,529 |
| Amortisation of issue costs on Convertible Bonds | 494 | 744 | 744 |
| | 15,533 | 13,985 | 12,273 |

### 6.8 *Taxation*

| | 2002 £'000 | 2003 £'000 | 2004 £'000 |
|---|---|---|---|
| **UK corporation tax** | | | |
| UK corporation tax at 30% | 8,735 | 11,139 | (1,100) |
| Adjustments in respect of prior periods | 1,399 | (2,898) | 184 |
| | 10,134 | 8,241 | (916) |
| **Foreign tax** | | | |
| Current tax | 2,816 | 1,801 | 2,784 |
| Adjustments in respect of prior periods | (1,158) | (153) | 130 |
| | 1,658 | 1,648 | 2,914 |
| Total current tax, UK and Foreign | 11,792 | 9,889 | 1,998 |
| **Deferred tax** | | | |
| Originating and reversal of timing differences | (274) | (1,138) | (8,979) |
| Adjustments in respect of prior periods | (334) | (519) | — |
| | (608) | (1,657) | (8,979) |
| **Total** | 11,184 | 8,232 | (6,981) |

The 2002 adjustment in respect of prior periods UK corporation tax arises partly due to a movement between current and deferred tax and partly due to an under provision of tax in 2001. The 2003 adjustment arises primarily due to the release of an overprovision in prior years.

The 2002 and 2003 adjustment in respect of prior periods foreign tax arises principally as a result of a reduction in tax rates in subsidiary undertakings, resulting in an overprovision.

The main reason for the prior period adjustments in respect of deferred tax in 2002 relates to a movement between deferred tax and current tax. In 2003 this relates to the release of provisions in dormant subsidiaries which are no longer required.

No deferred tax provision is required in 2004 on the revaluation of the investment in Lombard as the investment is held in a jurisdiction in which no tax will be charged on the eventual capital gain.

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Factors affecting the tax charge** | | | |
| The tax assessed on the profit/(loss) on ordinary activities for the period is higher than the standard rate of corporation tax in the UK. The differences are explained below: | | | |
| Profit/(loss) before tax | 18,278 | (6,399) | (87,582) |
| Profit/(loss) multiplied by standard rate of UK corporation tax of 30% | 5,483 | (1,919) | (26,275) |
| Effect of: | | | |
| Amortisation and impairment of goodwill | 6,368 | 9,582 | 5,912 |
| Write off intangible asset on disposal of contracts | — | 8,556 | — |
| Effect of capital gains deductions on disposal of contracts | — | (9,334) | (2,553) |
| Effect of foreign tax rates below 30% | (4,854) | (1,034) | (4,296) |
| Tax on non-UK group dividends net of double tax relief | 3,026 | 1,683 | 9,075 |
| Amounts written off investments for which no relief available | 796 | 1,613 | 515 |
| Unprovided deferred tax asset | — | 2,385 | 11,075 |
| Non taxable income | (20) | — | (516) |
| Disallowed expenses | 296 | 199 | 413 |
| Difference between capital allowances for year and depreciation | (229) | (74) | (92) |
| Depreciation and loss on disposal of non-qualifying assets | 182 | 71 | 113 |
| Other timing differences | 503 | 1,212 | (9,071) |
| Pension contributions paid treated as fair value adjustment | — | — | (758) |
| Adjustments in respect of prior years | 241 | (3,051) | 314 |
| Total current tax, UK and foreign | 11,792 | 9,889 | 1,998 |

*Factors affecting future tax charge.*

- The Group's overseas profits are subject to overseas tax rates which are normally lower than the standard rate of UK corporation tax (30 per cent.). The tax benefit of lower tax rates is only one of timing to the extent that these overseas profits are subsequently remitted to the U K.
- Deferred tax assets arising in the UK, principally due to tax losses amounting to £1,945,000 in 2003 and £11,553,000 in 2004 have not been recognised due to the lack of certainty as to the ability to use these assets.
- Deferred tax assets amounting to £800,000 in 2003 and £624,000 in 2004 have not been recognised in certain overseas subsidiaries due to the lack of certainty as to the ability to use these assets.

### 6.9 *Dividends*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Equity dividends on ordinary shares: | | | |
| Interim paid – 3.85p, 2.0p, 2.0p | 6,725 | 3,536 | 4,713 |
| Second interim payable – nil, nil, 2.0p | — | — | 4,724 |
| Final proposed – 2.15p, 2.0p, nil | 3,775 | 3,538 | — |
| | 10,500 | 7,074 | 9,437 |
| Non equity dividends on redeemable preference shares: | | | |
| Accrued at 1 October | (274) | (182) | (91) |
| 31 October paid | 411 | 273 | 137 |
| 31 January paid | 274 | 136 | — |
| 30 April paid | 265 | 136 | — |
| 31 July paid | 274 | 135 | — |
| Accrued to 30 September | 182 | 91 | — |
| | 1,132 | 589 | 46 |

### 6.10 *Earnings/(loss) per share*

The calculations of earnings/(loss) per share are based on the following profits and numbers of shares:

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Basic and diluted** | | | |
| Profit/(loss) for the financial year | 6,878 | (14,862) | (80,771) |
| Non equity dividends | (1,132) | (589) | (46) |
| Basic earnings – FRS 14 basis | 5,746 | (15,451) | (80,817) |
| Goodwill amortisation and impairment provisions | 19,640 | 35,741 | 19,706 |
| Exceptional items, net of attributable taxation | 3,474 | 25,724 | 74,308 |
| Gain on disposal of subsidiaries, net of attributable taxation | — | — | (1,940) |
| Gain on disposals of management contracts, net of attributable taxation | — | (40,536) | (421) |
| Profit for the financial year before goodwill amortisation impairment provisions and exceptional items | 28,860 | 5,478 | 10,836 |

Exceptional operating items for 2004 are stated net of a tax credit of £11,000,000. The tax credit arises from the offset of available tax losses created by the exceptional costs incurred in 2004 against the potential tax arising on disposal of management contracts in 2003 and 2004.

| | Number | Number | Number |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Number of ordinary shares** | | | |
| Weighted number of Ordinary shares – basic | 174,806 | 176,458 | 231,597 |
| Dilutive effect of exercisable share options and performance shares | 395 | — | — |
| Weighted number of Ordinary shares – diluted | 175,201 | 176,458 | 231,597 |
| Basic earnings per Ordinary share | | | |
| – before goodwill amortisation, impairment provisions and exceptional items | 16.51p | 3.10p | 4.68p |
| – FRS 14 basis | 3.29p | (8.76p) | (34.90p) |
| Diluted earnings per Ordinary share | | | |
| – before goodwill amortisation, impairment provisions and exceptional items | 16.47p | 3.10p | 4.68p |
| – FRS 14 basis | 3.28p | (8.76p) | (34.90p) |

### 6.11 *Fixed intangible assets*

| | Unit trust management contracts | Present value in force of life assurance business | Total |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Net book value at 30 September 2002** | 57,517 | 19,303 | 76,820 |
| Disposal | (28,526) | — | (28,526) |
| Amortisation for year | — | (2,086) | (2,086) |
| Impairment provision | — | (3,800) | (3,800) |
| **Net book value at 30 September 2003** | 28,991 | 13,417 | 42,408 |
| Arising on acquisition of subsidiary | 33,000 | — | 33,000 |
| Disposals | (33,000) | — | (33,000) |
| Amortisation for year | — | (1,620) | (1,620) |
| **Net book value at 30 September 2004** | 28,991 | 11,797 | 40,788 |

6.12 *Goodwill*

| | £'000 |
|---|---|
| **Net book value at 30 September 2002** | 331,792 |
| Additions | 2,608 |
| Amortisation charge | (18,430) |
| Impairment provision | (13,511) |
| **Net book value at 30 September 2003** | 302,459 |
| Additions | 42,702 |
| Amortisation charge | (19,122) |
| Disposal of subsidiaries | (28,427) |
| Impairment provision | (584) |
| Exchange movement | 55 |
| **Net book value at 30 September 2004** | 297,083 |

The cashflow during the year to 30 September 2003 in respect of the purchase of subsidiary undertakings was an outflow of £2,208,000. This comprised £1,608,000 paid on an acquisition made during the year and £600,000 in settlement of deferred consideration on an earlier acquisition.

6.13 *Fixed tangible assets*

| | Heritable property | Short leasehold property | Computers fixtures and fittings | Motor vehicles | Total |
|---|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 | £'000 |
| **Net book value at 30 September 2002** | 2,249 | 3,674 | 11,373 | 156 | 17,452 |
| Additions | — | 39 | 2,837 | 130 | 3,006 |
| Disposals | — | (442) | (76) | (48) | (566) |
| Depreciation | (49) | (647) | (4,137) | (78) | (4,911) |
| **Net book value at 30 September 2003** | 2,200 | 2,624 | 9,997 | 160 | 14,981 |
| Additions | — | 361 | 1,333 | 90 | 1,784 |
| Arising on acquisition of subsidiary | 1,976 | 369 | 341 | 25 | 2,711 |
| Arising on disposal of subsidiaries | — | — | (1,745) | (83) | (1,828) |
| Disposals | (1,941) | — | (481) | (28) | (2,450) |
| Depreciation | (84) | (604) | (3,681) | (46) | (4,415) |
| Exchange movement | — | (13) | (201) | (2) | (216) |
| **Net book value at 30 September 2004** | 2,151 | 2,737 | 5,563 | 116 | 10,567 |

All tangible fixed assets are owned by the Group with the exception of the short leasehold property.

During the year to 30 September 2003 the estimated useful lives of certain computer hardware and software were re-assessed as a result of changes in the nature of IT projects undertaken in recent years. The effect of this change was to reduce the depreciation charge for that year on these assets by £1,024,000.

### 6.14 *Fixed asset investments*

| Shares | Own shares (listed) | Associated companies (unlisted) | Other investments (listed) | Other investments (unlisted) | Total |
|---|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 | £'000 |
| **At 30 September 2002** | 40 | 1,113 | 312 | 24,867 | 26,332 |
| Additions | — | 81 | — | 2,437 | 2,518 |
| Revaluation | — | — | — | 3,171 | 3,171 |
| Provisions for impairment | (2) | — | — | (5,150) | (5,152) |
| Reclassification | — | (746) | — | 746 | — |
| Disposals | — | — | — | (2,380) | (2,380) |
| **At 30 September 2003** | 38 | 448 | 312 | 23,691 | 24,489 |
| Additions | — | — | 39 | 18,911 | 18,950 |
| Arising on acquisition of subsidiary | — | — | — | 15 | 15 |
| Arising on disposal of subsidiaries. | — | (80) | — | (1,012) | (1,092) |
| Revaluation | — | — | — | 4,428 | 4,428 |
| Reclassification | (38) | — | (126) | 164 | — |
| Disposals | — | — | (12) | (434) | (446) |
| Exchange movement | — | (76) | (10) | (35) | (121) |
| **At 30 September 2004** | — | 292 | 203 | 45,728 | 46,223 |
| **Share of results** | | | | | |
| **At 30 September 2002** | — | 186 | — | — | 186 |
| Share of results of associates | — | 129 | — | — | 129 |
| **At 30 September 2003** | — | 315 | — | — | 315 |
| Share of results of associates | — | 116 | — | — | 116 |
| **At 30 September 2004** | — | 431 | — | — | 431 |
| **Loans** | | | | | |
| **At 30 September 2002** | — | — | — | 9,762 | 9,762 |
| Repaid | — | — | — | (705) | (705) |
| **At 30 September 2003** | — | — | — | 9,057 | 9,057 |
| Repaid | — | — | — | (607) | (607) |
| Redeemed | — | — | — | (8,450) | (8,450) |
| **At 30 September 2004** | — | — | — | — | — |
| **Net book value** | | | | | |
| **At 30 September 2002** | | | | | |
| At cost less provision for impairment | — | — | 312 | 21,164 | 21,476 |
| At valuation | 40 | 1,299 | — | 13,465 | 14,804 |
| | 40 | 1,299 | 312 | 34,629 | 36,280 |
| **At 30 September 2003** | | | | | |
| At cost less provision for impairment | — | — | 312 | 16,112 | 16,424 |
| At valuation | 38 | 763 | — | 16,636 | 17,437 |
| | 38 | 763 | 312 | 32,748 | 33,861 |
| **At 30 September 2004** | | | | | |
| At cost less provision for impairment | — | — | 203 | 24,664 | 24,867 |
| At valuation | — | 723 | — | 21,064 | 21,787 |
| | — | 723 | 203 | 45,728 | 46,654 |

The Group has an investment in the ordinary shares of Lombard International Assurance SA ("Lombard"), a Luxembourg registered life company representing approximately 15 per cent. of the equity of Lombard, the original cost of which was £1,163,000. This investment has been valued on the basis of the relevant share of Lombard's most recently published embedded value. The Board believes that embedded value is the most appropriate measure of fair value. The Company announced on 26 October 2004 that it had agreed to dispose of its entire shareholding in Lombard and the disposal was subsequently completed on 11 January 2005.

Additions to other unlisted investments in the year ended 30 September 2002 includes an investment in Global Financial Investments Limited, a Maltese fund management business of £789,000 and the subscription for £6 million of class 'D' preference shares in Enhanced Zero Trust PLC ("EZT") as part of a reconstruction of that company undertaken in conjunction with EZT's bankers. The redemption value of this investment is £10.1 million at 31st May 2011, equivalent to a gross redemption yield of 6 per cent. per annum. To reflect the current uncertainty in the split capital market sector in which EZT invests, and the ranking of this investment behind the bank's investment, the Directors have applied a discount to the projected redemption value of this investment and the resulting provision for impairment has been recorded.

During the year ended 30 September 2002 the Group received repayments of £1,538,000 of capital invested in private equity partnerships. Loan repayments of £1,799,000 were received from Century Group Limited during the year ended 30 September 2002.

Loan repayments of £705,000 were received during the year to 30 September 2003. During the year to 30 September 2004 further repayments of £607,000 were received, following which the balance of the outstanding loans were redeemed and replaced by new preference shares as part of a reconstruction by the investee company. These preference shares are included in additions to unlisted investments.

During the year to 30 September 2003 the Group invested £2,180,000 of capital in private equity partnerships and funds, while repayments of £2,367,000 were received from realisations made by private equity partnerships and funds.

A further provision of £5,150,000 was made during the year to 30 September 2003 against the Group's Investment in Enhanced Zero Trust PLC.

Additions during the year ended 30 September 2004 included an investment of £6,000,000 in New Star Asset Management Group Limited received as part of the consideration for the disposal of management contracts introduced by the acquisition of Edinburgh Fund Managers Group plc and £876,000 for an acquisition by the Nordic property division. During the year the Group also invested £3,585,000 in private equity partnerships and funds, while repayments of £1,069,000 were received from realisations made by private equity partnerships and funds.

The market value of listed investments at 30 September 2004 was £287,000 (2003 – £386,000).

The balance of the loans outstanding were redeemed during the year ended 30 September 2004 and replaced by new preference shares as part of a reconstruction by the investee company. The preference shares are included in addition to unlisted investments.

### Acquisition

On 24 October 2003 the Company completed the acquisition of Edinburgh Fund Managers Group plc ("EFM"). The cost of the acquisition was satisfied by the issue of 58,474,000 new ordinary shares, representing 2.05 shares for each EFM share in issue. The assets and liabilities at the date of acquisition were as follows:

| | Book value on acquisition | Fair Value adjustments | Fair Value to group |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Goodwill | 14,932 | (14,932) | — |
| Intangibles | — | 33,000 | 33,000 |
| Fixed asset investments | 15 | — | 15 |
| Tangible fixed assets | 2,711 | — | 2,711 |
| Cash at bank and in hand | 3,473 | — | 3,473 |
| Debtors | 5,069 | (492) | 4,577 |
| Current asset investments | 4,989 | — | 4,989 |
| Deferred taxation | 89 | (9,900) | (9,811) |
| Creditors | (19,365) | (462) | (19,827) |
| Provision for liabilities on pension scheme | — | (9,000) | (9,000) |
| **Net assets of acquired business** | 11,913 | (1,786) | 10,127 |
| Goodwill | | | 42,129 |
| | | | 52,256 |
| Discharged by: | | | |
| Issue of shares | | | 50,440 |
| Expenses of acquisition | | | 1,816 |
| | | | 52,256 |

### Fair Value adjustments

The fair value adjustments are summarised as follows:

| | £'000 |
|---|---|
| Book value of goodwill written off on acquisition | (14,932) |
| Recognition of intangible assets (management contracts) net of deferred tax | 23,100 |
| Recognition of commitment to make payments to EFM Retirement & Death Benefits Plan | (9,000) |
| Additional provision required for Corporation tax | (462) |
| Adjustment to reflect the results of subsidiary held for resale | (492) |
| | (1,786) |

Following acquisition the operations of EFM have been integrated with those of the existing Group companies and therefore the results and cashflows can no longer be separately identified. The results of EFM for the financial period immediately prior to acquisition and for the last financial period ended 30 September 2003 were as follows:

| | 1 February 2003 to 30 September 2003 | 1 October 2003 to 23 October 2003 |
|---|---|---|
| | £'000 | £'000 |
| Turnover | 16,622 | 1,783 |
| Operating expenses | (18,678) | (1,707) |
| Operating (loss) profit | (2,056) | 76 |
| Exceptional gains | 4,099 | — |
| Exceptional write downs | (2,727) | (100) |
| Other Income | 266 | — |
| Net interest payable | (645) | (35) |
| Loss before taxation | (1,063) | (59) |
| Taxation | (130) | 8 |
| **Loss on ordinary activities after taxation** | (1,193) | (51) |

There were no recognised gains or losses other than those dealt with in the summarised profit and loss accounts above.

A material cash flow during the year resulting from the acquisition of EFM was the receipt of £27,000,000 from the sale of unit trust contracts to New Star Asset Management Group Limited. This is included within movements under capital expenditure and financial investment in the consolidated cash flow statement. The unit trust contracts were sold for a total of £33,000,000 the two components of which were £27,000,000 in cash and a £6,000,000 investment in New Star Asset Management Group Limited.

The cash inflow during the year in respect of the purchase of subsidiary undertakings was £657,000. This comprised a cash inflow of £1,657,000 on acquisition of Edinburgh Fund Managers Group plc and a cash outflow of £1,000,000 paid in settlement of deferred consideration on an earlier acquisition.

**Disposals**

On 7 October 2003 the Company completed the disposal of the entire share capital of Asset Value Investors Limited ("AVI"). No consideration was received by the Group, but the Group will receive a one-off services fee of £250,000, a one-off advisory services fee of £300,000 plus trail commission for each of the three years to September 2006 equivalent to 30 per cent. of the revenues earned by AVI from British Empire and any new mandates introduced to AVI by the Group.

On 23 December 2003 the Company completed the disposal of the entire share capital of Northern Venture Managers Limited ("NVM"). The consideration for the sale was a redeemable preference share in NVM which entitles the Company to receive dividends equivalent to 17.5 per cent. of NVM's fee income earned from its present clients for each of the years ended 31 December 2004, 2005 and 2006, subject to a maximum aggregate dividend of £2,450,000.

On 24 May 2004 the Company completed the sale of its UK and Continental European property businesses, Aberdeen Property Investors Limited ("API") and Aberdeen Property Investors International Limited ("APII"). The total consideration is up to £50,000,000 of which £41,700,000 was received immediately in cash and £1,300,000 deferred. The balance of £7,000,000 is contingent on the performance of API and APII in each of the financial years to 30 September 2004 and 2005. These contingent amounts will not be recognised until the amounts receivable in respect of each year are confirmed and receipt is certain.

The net assets of the businesses disposed of during the year ended 30 September 2004 were as follows:

| | Asset Value Investors | Northern Venture Managers | Aberdeen Property Investors |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Fixed asset investments | — | — | 1,092 |
| Tangible fixed assets | — | 55 | 1,773 |
| Cash at bank and in hand | (148) | 808 | 6,298 |
| Debtors | 1,157 | 624 | 4,391 |
| Deferred tax | 25 | — | 111 |
| Creditors | (1,034) | (1,339) | (6,253) |
| Net assets of disposed businesses | — | 148 | 7,412 |
| Goodwill | — | — | 28,427 |
| Expenses of disposal | — | — | 5,221 |
| | — | 148 | 41,060 |
| Gain on disposal | — | — | 1,940 |
| Consideration | — | 148 | 43,000 |
| **Satisfied by:** | | | |
| Cash | — | 148 | 41,700 |
| Deferred consideration | — | — | 1,300 |
| | — | 148 | 43,000 |

### 6.15 *Subsidiary undertakings*

The principal companies in which the Group interest was more than 10 per cent. at 30 September 2003 were as follows:

| Subsidiary undertakings | Principal Activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Asia Limited | Fund management | 100 | Singapore | Singapore |
| Aberdeen Asset Management Holdings Limited(1) | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Management Limited(2) | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Managers (C.I.) Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Jersey Limited(3) | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Limited | Fund management | 100 | Scotland | UK |
| Aberdeen Celexa Holdings AB(4) | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Asset Management, Inc | Fund management | 100 | USA | USA |
| Aberdeen International (IoM) Life Assurance Limited | Life assurance | 100 | Isle of Man | Isle of Man |
| Aberdeen International Fund Managers Limited | Fund distribution | 100 | Hong Kong | Hong Kong |
| Aberdeen International Limited* | Long term assurance | 100 | Guernsey | Guernsey |
| Aberdeen International Management Ireland Limited | Fund management | 100 | Ireland | Ireland |
| Aberdeen Murray Johnstone Limited(5) | Fund management | 100 | Scotland | UK |
| Aberdeen Private Wealth ManagementLimited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Property Investors Continental Europe BV(4) | Property asset management | 100 | Netherlands | Netherlands |
| Aberdeen Property Investors International Limited | Property asset management | 100 | England | UK |
| Aberdeen Property Investors Limited(6) | Property asset management | 100 | England | UK |
| Aberdeen Property Investors Nordic AB(7) | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Property Investors UK Limited(4) | Property asset management | 100 | Scotland | UK |
| Aberdeen Unit Trust Managers Limited | Unit trust management | 100 | England | UK |
| Asset Value Investors Limited | Fund management | 100 | England | UK |

Notes:

(1) Held by Aberdeen Asset Managers Jersey Limited

(2) Held by Aberdeen Asset Management Holdings Limited

(3) Held by Aberdeen Private Wealth Management Limited

(4) Held by Aberdeen Property Investors International Limited

(5) Includes the Murray Johnstone Group of companies

(6) Held by Aberdeen Property Investors UK Limited

(7) Held by Aberdeen Celexa Holdings AB

* The year end of the company is 31 March

All of the above investments consist of holdings of ordinary share capital. The Company also owns 100 per cent. of the deferred shares issued by Aberdeen Unit Trust Managers Limited and holds investments in other subsidiary undertakings, the results of which are not significant in the Group context.

A full list of the Group companies will be included in the Company's annual return.

| Associated undertakings | Principal Activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Company Limited | Fund management | 40 | Thailand | Thailand |
| Apollo Investment Management Limited | Fund management | 33 | Guernsey | Singapore |
| Euractions Management Limited | Fund management | 50 | Scotland | UK |

The principal companies in which the Group interest was more than 10 per cent. at 30 September 2004 were as follows:

| Subsidiary undertakings | Principal Activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Asia Limited | Fund management | 100 | Singapore | Singapore |
| Aberdeen Asset Management Holdings Limited(1) | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Management Limited(2) | Fund management | 100 | Australia | Australia |
| Aberdeen Asset Managers (C.I.) Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Jersey Limited(3) | Fund management | 100 | Jersey | Jersey |
| Aberdeen Asset Managers Limited | Fund management | 100 | Scotland | UK |
| Aberdeen Property Investors Holdings AB | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Asset Management, Inc | Fund management | 100 | USA | USA |
| Aberdeen International (IoM) Life Assurance Limited | Life assurance | 100 | Isle of Man | Isle of Man |
| Aberdeen International Fund Managers Limited | Fund distribution | 100 | Hong Kong | Hong Kong |
| Aberdeen International Limited* | Long term assurance | 100 | Guernsey | Guernsey |
| Aberdeen International Management Ireland Limited | Fund management | 100 | Ireland | Ireland |
| Aberdeen Murray Johnstone Limited(4) | Fund management | 100 | Scotland | UK |
| Aberdeen Private Wealth Management Limited | Fund management | 100 | Jersey | Jersey |
| Aberdeen Property Investors AB(5) | Property asset management | 100 | Sweden | Sweden |
| Aberdeen Unit Trust Managers Limited | Unit trust management | 100 | England | UK |
| Edinburgh Fund Managers plc(6) | Fund management | 100 | Scotland | UK |
| Edinburgh Unit Trust Managers Limited(6) | Unit trust management | 100 | Scotland | UK |
| Edinburgh Portfolio Limited(6) | Fund management | 100 | Scotland | UK |

Notes:

(1) Held by Aberdeen Asset Management Asia Limited

(2) Held by Aberdeen Asset Management Holdings Limited

(3) Held by Aberdeen Private Wealth Management Limited

(4) Includes the Murray Johnstone Group of companies

(5) Held by Aberdeen Property Investors Holding AB

(6) Held by Edinburgh Fund Managers Group Limited

* The year end of the company is 31 March

All of the above investments consist of holdings of ordinary share capital. The Company also owns 100 per cent. of the deferred shares issued by Aberdeen Unit Trust Managers Limited and holds investments in other subsidiary undertakings, the results of which are not significant in the Group context.

A full list of the Group companies will be included in the Company's annual return.

| Subsidiary undertakings | Principal Activity | % owned | Country of registration | Country of operation |
|---|---|---|---|---|
| Aberdeen Asset Management Company Limited | Fund management | 40 | Thailand | Thailand |
| Apollo Investment Management Limited | Fund management | 33 | Guernsey | Guernsey |

### 6.16 *Stocks*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Units in managed funds | 720 | 192 | 519 |

### 6.17 *Debtors*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Amounts due within one year** | | | |
| Unit trust trustees for units liquidated | 4,162 | 731 | 663 |
| Debtors for unit sales | 5,207 | 9,511 | 14,918 |
| | 9,369 | 10,242 | 15,581 |
| Other trade debtors | 27,354 | 9,605 | 6,014 |
| Prepayments and accrued income | 15,251 | 15,910 | 19,329 |
| Other debtors | 3,833 | 3,880 | 3,506 |
| Deferred tax assets | — | 344 | — |
| Deferred consideration | — | — | 1,300 |
| | 55,807 | 39,981 | 45,730 |

**Amounts due after more than one year included above are:**

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Other debtors | — | 319 | 387 |
| Prepayments and accrued income | — | 7 | 314 |
| Deferred consideration | — | — | 1,300 |

### 6.18 *Current asset investments*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Listed on London Stock Exchange | 927 | 812 | 424 |
| Unlisted | 2,005 | 2,000 | — |
| | 2,932 | 2,812 | 424 |

The market value of listed investments held at 30 September 2002, 2003 and 2004 was £995,000, £997,000 and £588,000 respectively. The major unlisted investment represented seed capital invested in a property fund.

### 6.19 *Analysis of the balances of cash as shown in the balance sheet*

| | 2002 | Change in year | 2003 | Change in year | 2004 |
|---|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 | £'000 |
| Cash at bank and in hand | 32,490 | (9,487) | 23,003 | (5,240) | 17,763 |
| Bank overdraft | (13,530) | (15,987) | (29,517) | (11,918) | (41,435) |
| | 18,960 | (25,474) | (6,514) | (17,158) | (23,672) |

| | 2003 | 2004 |
|---|---|---|
| | £'000 | £'000 |
| **Analysis of the changes in cash** | | |
| Net cash outflow before adjustment for the effects of foreign exchange rates | (25,413) | (15,446) |
| Effects of foreign exchange rates | (61) | (1,712) |
| | (25,474) | (17,158) |

6.20 *Assets of long-term life assurance business*

The assets of the long-term life assurance business held to meet liabilities to policy holders, based on market values, were:

| | 2002 | 2003 | Isle of Man | Aberdeen International | 2004 Total |
|---|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 | £'000 |
| Listed investments | 57,396 | 45,254 | 23,400 | 14,518 | 37,918 |
| Unit trusts | 146,414 | 147,471 | 125,964 | 17,134 | 143,098 |
| Unlisted investments | 7,009 | 7,472 | 1,263 | 8,186 | 9,449 |
| Cash and deposits | 43,003 | 47,765 | 28,194 | 10,883 | 39,077 |
| Other assets (liabitlities) | 2,002 | (634) | 1,503 | — | 1,503 |
| | 255,824 | 247,328 | 180,324 | 50,721 | 231,045 |

| | 2002 | 2003 | Isle of Man | Aberdeen International | 2004 Total |
|---|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 | £'000 |
| **Analysis of long term business technical account** | | | | | |
| Premium income | 19,334 | 7,955 | 7,349 | 157 | 7,506 |
| Investment income, gains and losses | (18,365) | 18,654 | 10,194 | 3,554 | 13,748 |
| Claims and benefits | (40,540) | (27,305) | (22,267) | (6,321) | (28,588) |
| Commission and administration | (4,088) | (4,240) | (3,852) | (356) | (4,208) |
| Transfer out of fund | (13,950) | (4,000) | (4,980) | — | (4,980) |
| Movement in escrow provision | — | 440 | 239 | — | 239 |
| Increase/(decrease) in fund | (57,609) | (8,496) | (13,317) | (2,966) | (16,283) |
| Fund brought forward | 56,521 | 255,824 | 193,641 | 53,687 | 247,328 |
| Funds at date of acquisition | 256,912 | — | — | — | — |
| Fund carried forward | 255,824 | 247,328 | 180,324 | 50,721 | 231,045 |

6.21 *Share capital*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Authorised:** | | | |
| Ordinary shares of 10p | 33,500 | 33,500 | 33,500 |
| 5.25% Redeemable preference shares of £1 | 39,000 | 39,000 | 39,000 |
| Deferred shares of 10p | 1,250 | 1,250 | 1,250 |
| Performance shares of 50p | 1,250 | 1,250 | 1,250 |
| | 75,000 | 75,000 | 75,000 |
| **Allotted, called up and fully paid:** | | | |
| Ordinary shares of 10p | 17,554 | 17,691 | 23,620 |
| 5.25% Redeemable preference shares of £1 | 20,685 | 10,343 | — |
| Performance shares of 50p | 172 | — | — |
| | 38,411 | 28,034 | 23,620 |

During the year to 30 September 2004, a total of 58,474,000 ordinary shares of 10p were issued at an average price of 86.26p per share in respect of the acquisition of the entire issued share capital of Edinburgh Fund Managers Group plc.

In the year to 30 September 2004, a total of 809,000 ordinary shares of 10p were issued at an average price of 72.37p pursuant to the exercise of options granted to employees under the 1994 Executive Share Option Scheme.

On 19 June 2002, 379,897 ordinary shares of 10p were issued at a price of 207.5p as consideration for an investment in Globe Financial Investments Limited.

On 23 December 2002 576 ordinary shares of 10p were issued in respect of the conversion of Convertible Bonds 2007 to the value of £3,000. The conversion price was £5.20 per share.

The redeemable preference shares have no votes and are entitled to a fixed dividend of 5.25 per cent. per annum, payable quarterly in arrear on 31 January, 30 April, 31 July and 31 October. They were redeemed at par on 31 October 2003.

On 31 October 2002 and 31 October 2003,10,342,000 and 10,343,000, respectively redeemable preference shares of £1 were redeemed at par. These amounts have been transferred to the capital redemption reserve.

During the year to 30 September 2003 274,500 performance shares of 50p converted into 1,372,500 ordinary shares of 10p and 69,500 performance shares of 50p converted into 347,500 deferred shares of 10p each. The ordinary shares vested in individual holders and the deferred shares which were valueless were cancelled. The Performance share scheme has now been terminated.

The following share options granted under the 1994 Executive Share Option Scheme were in place at 30th September 2003:

| Date option granted | Option price per share | Period of exercise | Number of shares | |
|---|---|---|---|---|
| | | | Total | Directors |
| 30 March 1994 | 91p | 30 March 1999 – 29 March 2004 | 592,500 | 260,000 |
| 9 July 1998 | 121p | 9 July 2003 – 9 July 2008 | 416,000 | 60,000 |
| 20 January 1999 | 101p | 20 January 2004 – 20 January 2009 | 1,650,000 | 250,000 |
| 8 December 1999 | 235p | 8 December 2004 – 8 December 2009 | 165,500 | — |
| 8 December 1999 | 261p | 8 December 2004 – 8 December 2009 | 1,839,500 | 340,000 |
| 26 June 2000 | 531p | 26 June 2003 – 26 June 2010 | 1,535,000 | 475,000 |
| 6 December 2000 | 545p | 6 December 2003 – 6 December 2010 | 41,500 | — |
| 6 December 2000 | 556p | 6 December 2003 – 6 December 2010 | 263,500 | — |
| 5 June 2001 | 584p | 5 June 2004 – 5 June 2011 | 163,800 | — |
| 5 June 2001 | 585p | 5 June 2004 – 5 June 2011 | 1,408,700 | 320,000 |
| 10 June 2002 | 261p | 10 June 2005 – 10 June 2012 | 921,500 | — |
| 11 June 2003 | 59p | 11 June 2006 – 11 June 2013 | 3,543,000 | — |

The following share options granted under the 1994 Executive Share Option Scheme were in place at 30 September 2004:

| Date option granted | Option price per share | Period of exercise | Number of shares | |
|---|---|---|---|---|
| | | | Total | Directors |
| 9 July 1998 | 121p | 9 July 2003 – 9 July 2008 | 396,000 | 70,000 |
| 20 January 1999 | 101p | 20 January 2004 – 20 January 2009 | 1,587,500 | 400,000 |
| 8 December 1999 | 235p | 8 December 2004 – 8 December 2009 | 127,000 | — |
| 8 December 1999 | 261p | 8 December 2004 – 8 December 2009 | 1,748,000 | 540,000 |
| 26 June 2000 | 531p | 26 June 2003 – 26 June 2010 | 1,240,000 | 475,000 |
| 5 June 2001 | 584p | 5 June 2004 – 5 June 2011 | 94,500 | — |
| 5 June 2001 | 585p | 5 June 2004 – 5 June 2011 | 1,093,950 | 320,000 |
| 10 June 2002 | 261p | 10 June 2005 – 10 June 2012 | 362,750 | — |
| 11 June 2003 | 59p | 11 June 2006 – 11 June 2013 | 3,243,500 | 89,000 |
| 23 January 2004 | 80p | 23 January 2007 – 23 January 2014 | 409,700 | — |
| 23 January 2004 | 84p | 23 January 2007 – 23 January 2014 | 3,970,300 | 646,000 |

Options may only be exercised if the Remuneration Committee is satisfied that earnings per share, before goodwill amortisation, impairment provisions and exceptional items have increased over a period of three years or longer by 5 per cent. per annum in excess of the average growth in the stock markets in which the Group's assets under management are invested.

## 6.22 *Reserves*

| | Share premium account | Capital redemption reserve | Revaluation reserve | Merger reserve | Profit and loss account |
|---|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 | £'000 |
| **At 30 September 2002** | 19,203 | 10,395 | 12,358 | 133,994 | (7,173) |
| Arising on the issue of shares | 2 | — | — | — | — |
| Revaluation of fixed asset investments | — | — | 3,171 | — | — |
| Redemption of share capital | — | — | — | — | (10,342) |
| Arising on redemption of share capital | — | 10,377 | — | — | — |
| Retained loss for year | — | — | — | — | (22,525) |
| Exchange gains | — | — | — | — | 1,102 |
| **At 30 September 2003** | 19,205 | 20,772 | 15,529 | 133,994 | (38,938) |
| Arising on the issue of shares | 505 | — | — | 44,592 | — |
| Revaluation of fixed asset investments | — | — | 4,428 | — | — |
| Redemption of share capital | — | 10,343 | — | — | (10,343) |
| Arising on disposal | — | — | — | (5,896) | 5,896 |
| Retained loss for year | — | — | — | — | (90,254) |
| Exchange loss | — | — | (56) | — | (475) |
| **At 30 September 2004** | 19,710 | 31,115 | 19,901 | 172,690 | (134,114) |

The cumulative amount of goodwill written off against reserves in respect of acquisitions prior to 1 October 1998 when FRS 10: *Goodwill and intangible assets* was adopted, amounts to £13,818,000 (2003 – £13,818,000).

**Reconciliation of movements in shareholders' funds**

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Profit/(loss) for the financial year | 6,878 | (14,862) | (80,771) |
| Dividends | (11,632) | (7,663) | (9,483) |
| Retained loss for the year | (4,754) | (22,525) | (90,254) |
| Translation of foreign currency net investments | (735) | 1,102 | (531) |
| Issue of share capital | 831 | 2 | 51,026 |
| Redemption of preference shares | (10,343) | (10,342) | (10,343) |
| Cancellation of performance shares | (152) | — | — |
| Revaluation of fixed asset investments | 2,521 | 3,171 | 4,428 |
| Net decrease in shareholders' funds | (12,632) | (28,592) | (45,674) |
| Opening shareholders' funds | 219,820 | 207,188 | 178,596 |
| Closing shareholders' funds | 207,188 | 178,596 | 132,922 |

## 6.23 *Creditors due within one year*

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Unit trust trustees for units created | 3,499 | 688 | 4,542 |
| Creditors for unit repurchases | 11,051 | 4,538 | 3,800 |
| | 14,550 | 5,226 | 8,342 |
| Bank overdraft | 13,530 | 29,517 | 41,435 |
| Bank term loans | 26,664 | 26,455 | 27,500 |
| 7% Convertible subordinated loan notes | 23,888 | 19,562 | 15,197 |
| Unsecured guaranteed loan notes 2000 – 2005 | — | — | 179 |
| Unsecured guaranteed loan notes 2003 – 2008 | — | — | 637 |
| Other trade creditors | 5,699 | 3,869 | 3,349 |
| Accruals | 26,140 | 23,501 | 21,364 |
| UK Corporation tax | 8,463 | 16,400 | 10,913 |
| Non UK taxation | 2,623 | 1,380 | 1,916 |
| Tax and social security | 2,011 | 2,912 | 978 |
| Dividends payable | 3,957 | 3,629 | 4,724 |
| Deferred consideration due on acquisition | 600 | 1,000 | — |
| Other creditors | 6,763 | 9,921 | 41,625 |
| | 134,888 | 143,372 | 178,159 |

The Company's bank overdraft is part of a group working capital facility in support of which cross guarantees are provided by certain subsidiary undertakings. At 30 September 2004 the net amount guaranteed by the Company under the arrangement was £nil (2003 – £nil). The Company's term loan is supported by guarantees from certain subsidiary undertakings in favour of Bank of Scotland.

U.S.$37.5 million 7 per cent. Convertible Subordinated Loan Notes were issued to The Phoenix Companies, Inc on 15 April 1996. The balance outstanding at 30 September 2003 was U.S.$32,500,000 and the Company repaid a further U.S.$5,000,000 during the year leaving a balance outstanding of U.S.$27,500,000 at 30 September 2004. The notes were repaid in full on 18 November 2004.

**6.24** ***Creditors due after more than one year***

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Bank term loans | 96,071 | 25,272 | 2,625 |
| 5.875% Convertible bonds 2007 | 100,000 | 99,997 | 99,997 |
| Issue costs on convertible bonds | (3,212) | (2,468) | (1,724) |
| Floating rate guaranteed unsecured loan stock | 10,000 | 10,000 | — |
| Non UK taxation | 10 | — | |
| Unsecured guaranteed loan notes 2003 – 2008 | — | — | 1,182 |
| Other creditors | 1,980 | — | 460 |
| | 204,849 | 132,801 | 102,540 |

£100 million 5.875 per cent. Convertible Bonds 2007 were issued on 14 January 2002. The Bonds are convertible into Ordinary Shares of the Company at any time after 24 February 2002 at the option of the holder at an initial conversion price of 520p per share. Unless previously redeemed, purchased and cancelled, or converted, the Bonds are redeemable on 14 January 2007 at their principal amount.

The £10 million floating rate guaranteed unsecured loan stock issued to Life Assurance Holding Corporation was repaid during the year ended 30 September 2004.

The liability in respect of the Unsecured guaranteed loan notes 2000-2005 and 2003-2008 was taken on by the Group as a result of the acquisition of Edinburgh Fund Managers Group plc. The total value of the notes outstanding at 30 September 2004 was £1,998,000. The loan notes are redeemable, subject to certain restrictions, during the period 31 December 2004 to 30 June 2008. The maximum amount which may be redeemed during the next year is £816,000 and is included in creditors due within one year. The amount due after more than one year is £1,182,000. Of this balance, the maximum repayable within one to two years is £591,000 and the balance of £591,000 is repayable within two to five years. Bank of Scotland has provided a guarantee in respect of these loan notes.

The Group's borrowings are subject to a number of conditions which, in accordance with standard practice, are reviewed and discussed with the lenders from time to time. The Board, having regard to its business plans, is confident that the Group will continue to comply with conditions for the foreseeable future. Further details of the Group's funding arrangements are provided at 6.30.

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Bank loans** | | | |
| Payable within 2-5 years | 64,055 | — | 125 |
| Payable within 1-2 years | 32,016 | 25,272 | 2,500 |
| | 96,071 | 25,272 | 2,625 |
| Payable within one year | 26,664 | 26,455 | 27,500 |
| | 122,735 | 51,727 | 30,125 |
| **At beginning of financial year** | 194,596 | 122,735 | 51,727 |
| New loans drawn | — | 754 | — |
| On acquisition of subsidiary | — | — | 7,670 |
| Instalments repaid | (71,861) | (71,762) | (29,272) |
| **At end of financial year** | 122,735 | 51,727 | 30,125 |

| | At 1 October 2003 | Cash flow | Acquisitions (excluding cash and overdrafts) | Other non-cash changes | Exchange movement | At 30 September 2004 |
|---|---|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 |
| **Analysis of changes in net debt** | | | | | | |
| Cash at bank and in hand | 23,003 | (3,528) | — | — | (1,712) | 17,763 |
| Bank overdraft | (29,517) | (11,918) | — | — | — | (41,435) |
| | (6,514) | (15,446) | — | — | (1,712) | (23,672) |
| Debt due within one year | (26,455) | 41,448 | (5,196) | (38,113) | — | (28,316) |
| Convertible debt due within one year | (19,562) | 2,793 | — | — | 1,572 | (15,197) |
| Debt due after more than one year | (35,272) | — | (6,648) | 38,113 | — | (3,807) |
| Convertible debt due after more than one year | (97,529) | — | — | (744) | — | (98,273) |
| | (178,818) | 44,241 | (11,844) | (744) | 1,572 | (145,593) |
| Total | (185,332) | 28,795 | (11,844) | (744) | (140) | (169,265) |

### 6.25 *Financial instruments*

**Interest rates and currency risk profiles**

The interest rate and currency profiles of the Group's financial liabilities at 30 September were as follows:

| | 2003 | | |
|---|---|---|---|
| | Fixed rate | Variable rate | Total |
| | £'000 | £'000 | £'000 |
| Sterling | | | |
| Bank overdrafts | — | 29,517 | 29,517 |
| Bank term loans | 51,727 | — | 51,727 |
| 5.875% Convertible Bonds 2007 | 99,997 | — | 99,997 |
| Floating rate guaranteed unsecured loan stock | — | 10,000 | 10,000 |
| Deferred consideration | — | 1,000 | 1,000 |
| | 151,724 | 40,517 | 192,241 |
| US Dollar | 19,562 | — | 19,562 |
| | 171,286 | 40,517 | 211,803 |

| | 2004 | | |
|---|---|---|---|
| | Fixed rate | Variable rate | Total |
| | £'000 | £'000 | £'000 |
| Sterling | | | |
| Bank overdrafts | — | 41,435 | 41,435 |
| Bank term loans | — | 30,125 | 30,125 |
| 5.875% Convertible Bonds 2007 | 99,997 | — | 99,997 |
| Unsecured guaranteed loan notes 2000 – 2005 | — | 179 | 179 |
| Unsecured guaranteed loan notes 2003 – 2008 | — | 1,819 | 1,819 |
| | 99,997 | 73,558 | 173,555 |
| US Dollar | 15,197 | — | 15,197 |
| | 115,194 | 73,558 | 188,752 |

The sterling liabilities comprise the Convertible Bonds 2007, which bear interest at a fixed rate of 5.875 per cent. p.a., the unsecured guaranteed loan notes which bear interest at 1 per cent. below LIBOR and the bank term loans. The term loans bear interest at 1.5 per cent. over LIBOR on balances up to £65,125,000 and 1.75 per cent. on the excess. The term loans and overdraft facilities were renegotiated after the year end.

The U.S. dollar liabilities, comprising the Convertible Loan Notes, bear interest at a rate of 8.0 per cent. p.a. (2003: 7.5 per cent. p.a.). The Group has undertaken a currency swap during the year to hedge its U.S. dollar liabilities. There was no material gain or loss to the Group over the year, taking account of currency movements and swap costs. At 30 September 2004 the fair value of the swap was a liability of £34,000. This is included in creditors due within one year. The swap was terminated shortly after the year end and the Loan Notes were repaid on 18 November 2004.

The interest rate and currency profiles of the Group's financial assets at 30 September 2003 and 2004 respectively were as follows:

| | Floating rate 2003 | No Interest 2003 | Total 2003 | Floating rate 2004 | No interest 2004 | Total 2004 |
|---|---|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 |
| Sterling | 10,904 | 31,829 | 42,733 | 11,373 | 45,268 | 56,641 |
| US Dollar | 1,903 | 259 | 2,162 | 2,034 | — | 2,034 |
| Euro currencies | 364 | 1,078 | 1,442 | 1,358 | — | 1,358 |
| Other currencies | 10,038 | 3,494 | 13,532 | 4,462 | 2,866 | 7,328 |
| Total | 23,209 | 36,660 | 59,869 | 19,227 | 48,134 | 67,361 |

The no interest financial assets do not have a maturity date. They principally comprise fixed asset investments and long term other debtors and prepayments. The floating rate financial assets principally comprise cash and deposit balances and deferred consideration which earn interest at rates which fluctuate according to money market rates.

The fair values of the financial assets and liabilities, other than the Group's investment in Lombard International Assurance SA, are not materially different to their carrying amounts. The Group's accounting policy for valuing Lombard is to use embedded value as it is considered to be the best estimate of fair value of this investment. The latest such valuation was carried out at 31 December 2003. However, on 26 October 2004 the Company announced that it had conditionally agreed to dispose of its entire shareholding in Lombard therefore fair value of this investment is considered to be the proceeds from this disposal.

**Foreign net investment**

The majority of the Group's subsidiaries use sterling as their reporting currency. The foreign currency net monetary assets of subsidiaries which adopt a different reporting currency are as follows:

| | Total 2003 | Total 2004 |
|---|---|---|
| | £'000 | £'000 |
| US dollar | 3,229 | 2,690 |
| Singapore dollar | 1,881 | 1,569 |
| Australian dollar | 1,851 | 956 |
| Euro currencies | 1,036 | — |
| Nordic currencies | 7,344 | 10,516 |

**6.26** ***Provisions for liabilities and charges***

| | Provision for Uplift Plan | Provision for liabilities on pension scheme | Deferred taxation | Total |
|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 |
| **At 30 September 2002** | — | 5,499 | 1,413 | 6,912 |
| Utilised in the year | — | (1,320) | — | (1,320) |
| Reclassification of opening balance | — | — | (100) | (100) |
| Credit to profit and loss account | — | — | (1,313) | (1,313) |
| **At 30 September 2003** | — | 4,179 | — | 4,179 |
| Transferred from debtors | | — | (344) | (344) |
| Arising on acquisitions | — | 9,000 | 9,811 | 18,811 |
| On disposal of subsidiaries | — | — | 136 | 136 |
| Utilised | — | (7,447) | — | (7,447) |
| Provided (credited) in the year | 39,200 | — | (8,979) | 30,221 |
| Exchange movement | — | — | 69 | 69 |
| **At 30 September 2004** | 39,200 | 5,732 | 693 | 45,625 |

The Board has resolved to offer an Uplift Plan to eligible investors in Aberdeen Progressive Growth Unit Trust ("Progressive"), a retail unit trust which, since its launch in August 2000, has invested principally in the zero dividend preference shares of a range of split capital closed end funds.

The Uplift Plan is available to investors who bought units in Progressive between launch and 28 June 2002 and offers those investors the opportunity to receive the initial cost of their investment on the redemption of their holdings on or around the 5th anniversary of their investment. Payments to eligible investors who have previously sold their holdings will also be offered, at a discounted rate. Investors who accept the offer to participate in the Uplift Plan will do so in full and final settlement of any remedies that they may consider they would otherwise have.

An interim payment will be made to investors shortly after their acceptance of the Uplift Plan, with any further payments to be made on or around the 5th anniversary of each individual's original date of investment. These further payments will be made over the period from August 2005 to October 2006.

The cost to the Group of providing this Uplift Plan will depend upon a number of factors, including:

- the proportion of eligible investors who choose to accept the offer of participation;
- future stock market performance;
- the discount to net asset value at which the stocks in the Progressive portfolio trade in future; and
- any changes to the structure or financing of any stocks in the Progressive portfolio.

Progressive will continue to be managed in accordance with its objective and all relevant regulations and the portfolio will remain diversified across a range of suitable investments.

Depending upon the impact of the factors described above, there is a wide range of potential outcomes. However, the Group is taking steps to limit the maximum cost, in the event of a sustained, material fall in both equity and bond markets, to approximately £54 million. This level of cost would arise in the event that the FTSE 100 index traded consistently below 3,000 during the period August 2005 to October 2006 and that other equity and bond markets were similarly affected.

In accordance with the provisions of FRS 12 Provisions and Contingencies, provision for the potential cost of the Uplift Plan has been made on the basis of the present value of the best estimate of the likely outcome. The principal assumptions used are:

- 100 per cent. acceptance by eligible investors;
- equity and bond markets decline at 5 per cent. per annum during 2005 and 2006;
- the stocks in the Progressive portfolio trade at an average discount of 15 per cent. to their respective net asset values; and
- no material changes in the structure or financing of any stocks in the portfolio. The value of the provision for these costs, before any tax benefit, is as follows:

| | 2003 | 2004 |
|---|---|---|
| | £'000 | £'000 |
| Undiscounted | — | 43,300 |
| Discounted | — | 39,200 |

The sensitivity of the above figures to general movements in the equity and bond markets and to changes in the average discount of the stocks in the portfolio are approximately as follows:

| | Undiscounted | Discounted |
|---|---|---|
| | £'000 | £'000 |
| **Increase/(decrease) in provision:** | | |
| Equity and bond markets grows by 5% pa | (3,404) | (3,008) |
| Average discount narrows to 10% | (3,161) | (2,817) |
| Combination of both of the above | (6,760) | (6,000) |
| Equity and bond markets decline by 15% pa | 4,416 | 3,897 |
| Average discount widens to 20% | 3,168 | 2,823 |
| Combination of both of the above | 7,332 | 6,496 |

The pension scheme provision of £9 million arose on the acquisition of EFM. The amounts utilised relate to the payments made during the year to the EFM and Murray Johnstone pension schemes as disclosed in note 6.28. Bank of Scotland has provided a guarantee in respect of the outstanding provision for contributions to the EFM pension scheme.

The elements of deferred taxation are as follows:

| | 2003 | 2004 |
|---|---|---|
| | £'000 | £'000 |
| Deficit on defined benefit pension scheme | (1,254) | (678) |
| Other timing differences | 910 | 1,371 |
| Deferred tax (asset)/liability (note 6.17, 6.26) | (344) | 693 |

The Group has unrecognised deferred tax assets in the UK of £11,553,000 (2003 – £1,945,000) and in certain overseas subsidiary undertakings of £624,000 (2003 – £800,000).

## 6.27 *Commitments*

### Operating leases

The Group has commitments for payments in the next year under operating leases which expire as follows:

| | Land and buildings | | Motor vehicles and plant and equipment | |
|---|---|---|---|---|
| | 2003 | 2004 | 2003 | 2004 |
| | £'000 | £'000 | £'000 | £'000 |
| Within one year | 210 | 416 | 2 | 11 |
| Between two and five years | 1,285 | 1,528 | 97 | 12 |
| After five years | 3,719 | 3,241 | — | — |
| | 5,214 | 5,185 | 99 | 23 |

## 6.28 *Pension costs*

The Group has applied the phased transitional rules under Finance Reporting Standard 17: Retirement Benefits ("FRS 17"). The disclosures given in (a) are those required under Statement of Standard Accounting Practice 24: Accounting for pension costs, whilst disclosures required under FRS 17, to the extent not given in (a), are set out in (b).

(a) The Group's principal form of pension provision is by way of three defined contribution schemes operated world-wide. The Group also operates three defined benefit schemes in the UK: the CGA Staff Pension Fund, the Murray Johnstone Retirement Benefits Plan and the Edinburgh Fund Managers Group plc Retirement & Death Benefits Plan. All three schemes are closed to new membership and the CGA and Murray Johnstone schemes are closed to future service accrual. The EFM scheme closed to future service accruals from 31 December 2004.

The total contributions charged to profit in respect of the schemes operated by the Group were as follows:

| | | 2003 | 2004 |
|---|---|---|---|
| | | £'000 | £'000 |
| (a) | In respect of the Group's money purchase schemes: Pension cost charged to profit on ordinary activities | 3,750 | 2,777 |
| (b) | In respect of the Group's defined benefit schemes: Pension cost charged to profit on ordinary activities | 145 | 1,416 |
| (c) | In respect of the Group's overseas schemes: Pension cost charged to loss on ordinary activities | 1,731 | 2,367 |

### CGA Staff Pension Fund

A full actuarial valuation was carried out at 1 April 2004, by an independent actuary. The main assumptions were:

| | |
|---|---|
| Discount rate – before retirement | 7.80% |
| Discount rate – after retirement | 5.15% |
| Pensions increases | 2.94% |
| Price inflation | 2.94% |

The market value of the scheme's assets at 1 April 2004 was £3,711,000 and the actuarial value of these assets represented 71 per cent. of the value of the benefits that had accrued to members. The Company has agreed to make monthly contributions of £12,500 until 2013 to bring the plan funding back to 100 per cent. In addition the Company paid a special contribution of £500,000 shortly after 30 September 2004.

**Murray Johnstone Limited Retirement Benefits Plan**

A full actuarial valuation was carried out at 30th June 2004, by a qualified independent actuary. The main assumptions were:

| | |
|---|---|
| Discount rate | 7.50% |
| – after retirement | 5.75% |
| Pensions increases (post June 1997 accrual) | 3.00% |
| Salary inflation | 5.00% |
| Price inflation | 3.00% |

The market value of the scheme's assets at 30 June 2004 was £23,992,000 and the actuarial value of these assets represented 63 per cent. of the value of the benefits that had accrued to members. There is now no further accrual of benefits in the scheme. The company has made monthly contributions of £160,000 during 2004, and will shortly increase these to £170,000 per month to bring the plan funding back to 100 per cent.

**Edinburgh Fund Managers Group plc Retirement and Death Benefits Plan**

A full actuarial valuation was carried out at 31 January 2003 by an independent actuary using the attained age funding method. The main assumptions were:

| | |
|---|---|
| Discount rate | 6.50% |
| Pensions increases* | 2.50% |
| Salary inflation | 2.50% |
| Price inflation | 2.50% |

Note:

* Some pensioners receive a minimum increase of 3 per cent. p.a.

The market value of the schemes assets at 31 January 2003 was £22,388,000 and the actuarial value of these assets represented 70 per cent. of the value of the benefits that had accrued to members.

During the year to 30 September 2004, a special contribution of £4,000,000 was made to the scheme and the Company agreed to make further special contributions of £139,000 monthly over a three year period from 1 November 2003. These payments are included within the utilisation of provision shown in note 6.26.

(b) The actuarial valuations referred to in (a) above were updated to 30 September 2004 by the respective independent actuaries. The financial assumptions used by the actuaries to calculate scheme liabilities under FRS 17 were (in normal terms):

| | CGA Staff Pension Fund | | |
|---|---|---|---|
| Valuation method | at 30 September 2002 Projected unit | at 30 September 2003 Projected unit | at 30 September 2004 Projected unit |
| Discount rate | 5.75% | 5.50% | 5.70% |
| Pension increases | | | |
| – pre July 1997 accrual | 5.00% | 5.00% | 5.00% |
| – post July 1997 accrual | 2.25% | 2.75% | 2.60% |
| Price inflation | 2.25% | 2.75% | 2.60% |

| Valuation method | Murray Johnstone Limited Retirement Benefits Plan at 30 September 2002 Projected unit | at 30 September 2003 Projected unit | at 30 September 2004 Projected unit |
|---|---|---|---|
| Discount rate | 5.75% | 5.50% | 5.70% |
| Pension increases | | | |
| – pre July 1997 accrual | 5.00% | 5.00% | 5.00% |
| – post July 1997 accrual | 2.25% | 2.75% | 2.60% |
| Contributory salary increases | 4.25% | 4.75% | 4.60% |
| Price inflation | 2.25% | 2.75% | 2.60% |

| Valuation method | Edinburgh Fund Managers Retirement & Death Benefits Plan at 30 September 2003 Projected unit | at 30 September 2004 Projected unit |
|---|---|---|
| Discount rate | 5.50% | 5.70% |
| Pension increases | | |
| – Edinburgh staff | 3.00% | 3.00% |
| – Dunedin staff | 2.75% | 2.60% |
| Contributory salary increases | 4.75% | 4.60% |
| Price inflation | 2.75% | 2.60% |

The assumptions used by the actuaries are considered to represent the most appropriate estimates chosen from a range of actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The assumed long-term rates of return on the scheme assets were as follows:

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| Equities | 6.75% | 7.00% | 7.50% |
| Bonds | 3.75% | 4.00% | 4.75% |
| Cash | 3.25% | 2.75% | 4.50% |

**Projected position**

The market value at 30 September 2004 of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

| | CGA Staff Pension Fund at 30 September 2002 | at 30 September 2003 | at 30 September 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Equities | 681 | 830 | 775 |
| Bonds | 2,787 | 2,603 | 2,799 |
| Cash | 41 | 66 | 596 |
| Total market value of assets | 3,509 | 3,499 | 4,170 |
| Actuarial value of liabilities | (4,796) | (5,006) | (4,800) |
| Deficit in the scheme | (1,287) | (1,507) | (630) |
| Related deferred tax asset | 386 | 452 | 189 |
| Net pension liabilities | (901) | (1,055) | (441) |

| | Murray Johnstone Limited Retirement Benefits Plan | | |
|---|---|---|---|
| | at 30 September 2002 | at 30 September 2003 | at 30 September 2004 |
| | £'000 | £'000 | £'000 |
| Equities | 16,347 | 13,729 | 15,818 |
| Bonds | 1,619 | 5,801 | 6,987 |
| Cash | 1,064 | 1,962 | 2,160 |
| Total market value of assets | 19,030 | 21,492 | 24,965 |
| Actuarial value of liabilities | (38,874) | (45,456) | (44,608) |
| Deficit in the scheme | (19,844) | (23,964) | (19,643) |
| Related deferred tax asset | 5,593 | 7,189 | 5,893 |
| Net pension liabilities | (13,891) | (16,775) | (13,750) |

| | Edinburgh Fund Managers Retirement & Death Benefits Plan | |
|---|---|---|
| | at 30 September 2003 | at 30 September 2004 |
| | £'000 | £'000 |
| Equities | 20,167 | 22,404 |
| Bonds | 2,829 | 7,750 |
| Cash | 1,470 | 2,665 |
| Total market value of assets | 24,466 | 32,819 |
| Actuarial value of liabilities | (42,500) | (39,719) |
| Deficit in the scheme | (18,034) | (6,900) |
| Related deferred tax asset | 5,410 | 2,070 |
| Net pension liabilities | (12,624) | (4,830) |

Edinburgh Fund Managers Group plc ("EFM") was acquired on 24 October 2003. The comparative figures for 30 September 2003 relate to the position prior to the acquisition by the Company and represent a close approximation to the position at date of acquisition.

The net pension liabilities would have a consequential effect on net assets and the profit and loss account as set out in the table below.

| | Net Assets 2002(1) | Profit and loss account 2002(1) | Net assets 2003(1) | Profit and loss account 2003(1) | Net assets 2004 | Profit and loss account 2004 |
|---|---|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 |
| **Effect on Consolidated Group Balance sheet** | | | | | | |
| Excluding pension liabilities | 207,188 | (7,713) | 178,596 | (38,938) | 132,922 | (134,114) |
| Pension liabilities | (14,792) | (14,792) | (17,830) | (17,830) | (19,021) | (19,021) |
| SSAP24 pension liability | 3,849 | 3,849 | 2,925 | 2,925 | 5,054 | 5,054 |
| Including pension liabilities | 196,245 | (18,116) | 163,691 | (53,843) | 118,955 | (148,081) |

(1) The comparative figures for 2003 and 2002 exclude the EFM scheme.

An element of the deficit relating to the Murray Johnstone Scheme was recognised at the date of acquisition of the Murray Johnstone Group. A provision of £6,020,000 (£4,214,000 net of deferred tax) was made at that time. An element of the deficit relating to the EFM plan was recognised at the date of acquisition. A provision of £9,000,000 was made at that time. Both provisions, net of contributions made to date to reduce the deficits, are included with "Provisions for liabilities and charges" (see 6.26). These provisions are being released in line with contributions now being made.

| Movement in deficit during the year | CGA Staff Pension Fund 2003 £'000 | CGA Staff Pension Fund 2004 £'000 |
|---|---|---|
| Deficit in scheme at beginning of year | (1,287) | (1,507) |
| Movement in year: | | |
| Contributions | 145 | 645 |
| Net interest cost | (117) | (104) |
| Actuarial gain (loss) | (248) | 336 |
| Deficit in scheme at end of year | (1,507) | (630) |

| Movement in deficit during the year | Murray Johnstone Limited Retirement Benefits Plan 2003 £'000 | Murray Johnstone Limited Retirement Benefits Plan 2004 £'000 |
|---|---|---|
| Deficit in scheme at beginning of year | (19,844) | (23,964) |
| Movement in year: | | |
| Contributions | 1,395 | 1,920 |
| Net interest cost | (996) | (1,198) |
| Actuarial gain (loss) | (4,519) | 3,599 |
| Deficit in scheme at end of year | (23,964) | (19,643) |

| Movement in deficit during the year | Edinburgh Fund Managers Retirement & Death Benefits Plan 2003 £'000 | Edinburgh Fund Managers Retirement & Death Benefits Plan 2004 £'000 |
|---|---|---|
| Deficit in scheme at beginning of year | (18,371) | (18,034) |
| Movement in year: | | |
| Current service cost | (1,229) | (1,080) |
| Contributions | 1,446 | 6,415 |
| Past service costs | — | (252) |
| Net interest costs | (488) | (507) |
| Actuarial gain | 608 | 6,558 |
| Deficit in scheme at end of year | (18,034) | (6,900) |

The above table for Edinburgh Fund Managers shows the movement in the deficit for the year to 30 September 2004 and the comparatives for the previous year. The movement in 2003 and an element of the 2004 movements relate to periods prior to acquisition of Edinburgh Fund Managers on 24 October 2003.

**Amount charged to operating profit/(loss)**

If FRS 17 had been adopted the amount charged to operating profit/(loss) would have been £1,221,000 (2003 – £nil) in respect of all schemes.

| | CGA Staff Pension Fund | | Murray Johnstone Limited Retirement Benefits Plan | | Edinburgh Fund Managers Retirement & Death Benefits Plan | |
|---|---|---|---|---|---|---|
| | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 |
| | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 |
| **Analysis of net interest cost on pension scheme** | | | | | | |
| Expected return on pension scheme assets | 148 | 164 | 1,209 | 1,287 | 897 | 1,829 |
| Interest on pension liabilities | (265) | (268) | (2,205) | (2,485) | (1,385) | (2,336) |
| Net interest cost | (117) | (104) | (996) | (1,198) | (488) | (507) |

| | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 |
|---|---|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 |
| **Analysis of amount recognised in statement of total recognised gains and losses** | | | | | | |
| Actual return less expected return on assets | 85 | 127 | 927 | 804 | 3,558 | 1,496 |
| Experience gains and losses on liabilities | 60 | 57 | (51) | 1,615 | 1,396 | 2,219 |
| Changes in assumptions | (393) | 152 | (5,395) | 1,180 | (4,346) | 2,843 |
| Actuarial gain (loss) | (248) | 336 | (4,519) | 3,599 | 608 | 6,558 |

| | CGA Staff Pension Fund | |
|---|---|---|
| | 2003 | 2004 |
| | £'000 | £'000 |
| **History of experience gains and losses** | | |
| Difference between expected and actual return on scheme assets: | 85 | 127 |
| Percentage of year end market value of scheme assets | 2.4% | 3.0% |
| Experience gains and losses on scheme liabilities: | 60 | 57 |
| Percentage of year end actual value of scheme liabilities | 1.2% | 1.2% |
| Change in assumptions | (393) | 152 |
| Percentage of year end actual value of scheme liabilities | (7.9%) | 3.2% |
| Total amount recognised in statement of total recognised gains and losses: | (248) | 336 |
| Percentage of year end actuarial value of scheme liabilities | 5.0% | 7.0% |

| | Murray Johnstone Limited Retirement Benefits Plan | |
|---|---|---|
| | 2003 | 2004 |
| | £'000 | £'000 |
| **History of experience gains and losses** | | |
| Difference between expected and actual return on scheme assets: | 927 | 804 |
| Percentage of year end market value of scheme assets | 4.3% | 3.2% |
| Experience gains and losses on scheme liabilities: | (51) | 1,615 |
| Percentage of year end actual value of scheme liabilities | (0.1%) | 3.6% |
| Change in assumptions | (5,395) | 1,180 |
| Percentage of year end actual value of scheme liabilities | (11.9%) | 2.6% |
| Total amount recognised in statement of total recognised gains and losses: | (4,519) | 3,599 |
| Percentage of year end actuarial value of scheme liabilities | (9.9%) | 8.1% |

| | Edinburgh Fund Managers Retirement & Death Benefits Plan | |
|---|---|---|
| | 2003 | 2004 |
| | £'000 | £'000 |
| **History of experience gains and losses** | | |
| Difference between expected and actual return on scheme assets: | 3,558 | 1,496 |
| Percentage of year end market value of scheme assets | 14.5% | 4.6% |
| Experience gains and losses on scheme liabilities: | 1,396 | 2,219 |
| Percentage of year end actual value of scheme liabilities | 3.3% | 5.6% |
| Change in assumptions | (4,346) | 2,843 |
| Percentage of year end actual value of scheme liabilities | (10.2%) | 7.2% |
| Total amount recognised in statement of total recognised gains and losses: | 608 | 6,558 |
| Percentage of year end actuarial value of scheme liabilities | 1.4% | 16.5% |

### 6.29 *Contingent liabilities*

On 3 April 2003, the board of Real Estate Opportunities Limited ("REO") announced it had terminated Aberdeen's management contract with immediate effect and indicated that it held Aberdeen liable for damages in respect of losses incurred on its income portfolio. No proceedings have been issued by REO. Aberdeen does not accept the validity of REO's termination without notice. Aberdeen has rejected the claim and, if proceedings are brought, they will be vigorously defended. Aberdeen has a claim for its accrued fees and for fees relating to the 12 months notice period provided for in the management contract. Having taken legal advice the Board considers that there is no need for any provision in respect of any action threatened by REO.

As disclosed in 6.26, the Board has made appropriate provision for the estimated costs of providing an Uplift Plan to investors in Aberdeen Progressive Growth Unit Trust ("Progressive"). The cost has been estimated on the basis that all eligible investors elect to participate in the Plan, which is being offered on a voluntary basis. The Board recognises that other avenues remain open to eligible investors unless they accept participation in the Uplift Plan and that there is therefore a wide range of potential outcomes. However, on the basis of legal advice, the Board does not believe that any material liability will crystallise in excess of the amount provided.

### 6.30 *Post balance sheet events*

**Banking arrangements**

On 12 November 2004 the Company entered into new term loan and working capital facility agreements with Bank of Scotland under which the Group's bank debt has been restructured. Bank debt outstanding at the year end has been replaced by a £85,125,000 term loan, the repayments of which are linked to the receipt of proceeds from the sale of non-core assets. This loan bears interest at 1.5 per cent. over LIBOR on balances up to £65,125,000, and 1.75 per cent. over LIBOR on the excess. The proceeds of the new term loan have been used to repay existing term loans, the outstanding amount under the existing working capital facility and the U.S.$27.5 million Convertible Subordinated Loan Notes. A new working capital facility of £15 million has been agreed bearing interest at 1 per cent. over base rate. The Bank continues to provide guarantees totalling £5.47 million in support of certain of the Group's obligations. £19 million of the new term loan was subsequently repaid on 14 December 2004 from receipt of an element of the proceeds from the sale of the investment in Lombard.

As disclosed at 6.3, on 24 December 2004 the Company agreed a settlement with the Financial Services Authority and announced the terms of an Uplift Plan for eligible investors in the Aberdeen Progressive Growth Unit Trust. The Company intends to meet these commitments from a combination of existing facilities and additional bank facilities currently being negotiated and is considering a small convertible bond issue. The Directors have no reason to believe that such courses of action are not achievable and therefore that it is appropriate to prepare the financial statements on a going concern basis.

**Disposal of fixed asset investment**

On 26 October 2004 the Company announced that it had agreed to dispose of its entire shareholding in Lombard International Assurance SA (Lombard), a pan-European life assurance company based in Luxembourg, to Friends Provident plc (Friends Provident). Lombard's shareholders have entered into an agreement to sell 100 per cent of the share capital of Lombard to Friends Provident for an initial consideration of €265 million (£184 million) payable on completion in Friends Provident shares, not to be sold or transferred before 1 April 2005 without Friends Provident's consent. With the knowledge and consent of Friends Provident, a transaction to monetise an element of these shares was undertaken by shareholders on 6 December 2004.

On completion the Company will receive, in respect of its 15.18 per cent. interest in Lombard, ordinary shares of Friends Provident with a value of approximately £26.7 million net of expenses. The Company subsequently received £26.5 million from the monetisation referred to above. Further consideration will be received in each of April 2005, 2006 and 2007, dependent on Lombard achieving or exceeding certain performance targets for both new business profits and growth in embedded value for the three financial years to 31 December 2006. The further consideration will be paid in cash or Friends Provident's ordinary shares, at Friends Provident's option. In aggregate the consideration receivable by the Company is capped at approximately £50.7 million. No tax arises on the disposal of this asset as it is held in a jurisdiction in which no tax will be charged on the eventual capital gain.

**Disposal of life company**

In line with its strategy of disposing of non-core assets, the Company has reached conditional agreement for the sale of the Isle of Man life assurance subsidiary, Aberdeen International (IoM) Life Assurance Limited. The sale is expected to complete during February 2005 and the proceeds are expected to be approximately £7.4 million payable at completion plus deferred proceeds of approximately £4.7 million over a five year period. The proceeds will be used to repay bank debt.

**6.31** ***Reconciliation of operating profit/(loss) to operating cash flow***

| | 2002 | 2003 | 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Operating profit/(loss) | 33,811 | (45,950) | (77,670) |
| Deprecation charges | 5,939 | 4,911 | 4,415 |
| Amortisation of goodwill | 19,640 | 18,430 | 19,122 |
| Provision for impairment of goodwill | — | 13,511 | 584 |
| Amortisation of intangible assets | 1,565 | 2,086 | 1,620 |
| Provision for impairment of intangible assets | — | 3,800 | — |
| Loss/(profit) on disposal of tangible fixed assets | 32 | (38) | (199) |
| Loss/(Gain) on disposal of fixed and current asset investments | — | 77 | (590) |
| Amounts written off fixed and current asset investments | 2,651 | 5,376 | — |
| Unrealised loss on current asset investments | — | 282 | 286 |
| Share of results of associated undertakings | (67) | (129) | (116) |
| (Decrease)/increase in provision for liabilities and charges | (521) | (1,320) | 31,753 |
| (Increase)/decrease) in stock | (350) | 528 | (327) |
| Decrease/(increase) in debtors | 26,664 | 16,728 | (6,407) |
| (Decrease)/increase in creditors | (50,345) | (10,879) | 29,172 |
| Net cash inflow from operating activities | 39,019 | 7,413 | 1,643 |

## PART B: UNAUDITED INTERIM RESULTS FOR SIX MONTHS TO 31 MARCH 2005

**1. The following is the text of Aberdeen's unaudited interim results for the six months ended 31 March 2005 published on 3 May 2005:**

"The Group has made substantial progress during the six month period to 31 March 2005, building on the improvements in profits and margins delivered during the second half of 2004.

The Group earned a profit before taxation, goodwill amortisation and exceptional items of £10.4 million for the first half year, compared to £5.5 million for the same period last year. This healthy improvement has continued into the second half year and the Group should continue to benefit from increasing revenues arising from new business inflows. The Board has therefore decided to pay an interim dividend of 2.2p per share, a 10 per cent. increase on the interim payment for 2004.

We have also continued to strengthen the balance sheet and we are pleased to announce that JP Morgan has agreed to underwrite an issue of £75 million (subject to an overallotment option of a further £5 million) of convertible preference share units. These units will initially carry a fixed coupon of between 6.25 per cent. and 6.75 per cent. and have a conversion price at a premium of between 23 per cent. and 27 per cent. to the average price of the ordinary shares over no more than two consecutive London business days beginning on 3 May 2005. £25 million of the units (subject to the overallotment option of a further £5 million) will be placed firm and £50 million will be placed subject to clawback by existing Aberdeen shareholders pursuant to an open offer to be made to shareholders in due course.

The proceeds of the issue will be used to finance the repurchase of existing Aberdeen 5.875 per cent. convertible bonds due 2007. JP Morgan has committed to sell to Aberdeen not less than £75 million of the existing 5.875 per cent. convertible bonds at a price of 101 per cent. plus accrued interest.

Continued steady investment performance and a demonstrably robust investment process has enabled us to win substantial amounts of new business, with a total of £3.7 billion of gross new business (including £0.6 billion of mandates awarded but not yet funded). Inevitably, some outflows also occur, but our net new business for the first half year is very satisfactory at £2 billion, as summarised below:

| | Total net inflows | Yet to fund | Funded in period |
|---|---|---|---|
| | £m | £m | £m |
| Net inflows to open-end funds | 711 | — | 711 |
| Segregated account mandates | 736 | 360 | 376 |
| Closed-end funds | 163 | — | 163 |
| Total fund management division | 1,610 | 360 | 1,250 |
| Net inflows to property open-end funds | 360 | 110 | 250 |
| Group total | 1,970 | 470 | 1,500 |

The new business flows reported above include inflows from investors in Europe, North America, the Middle East and the Asia Pacific region. UK-originated mandates include The New India Investment Trust and our recent appointment as one of the two new managers of the F & C Pacific Investment Trust.

Assets under management at 31 March totalled £25.4 billion, a 15 per cent. increase on the equivalent figure at 30 September 2004. Of the total increase in assets under management, £1.5 billion came from net new business, £0.6 billion from market movements and performance, and £1.2 billion from small acquisitions in Thailand and by the property division in Belgium and the Netherlands.

These new business inflows have contributed to improved revenues and consequently to a higher operating margin. The major cost cutting exercise was completed during 2004 but, while we recognise that additional costs inevitably arise on winning new business, we continue to focus on cost efficiencies. The fund management division achieved an operating margin of 27.2 per cent. for the first half year, compared to 16.1 per cent. for the same period last year and 20.7 per cent. for 2004 as a whole. We still view an operating margin of 30 per cent. as being both achievable and sustainable.

We continue to see opportunities for growth in a number of areas but two developments in Asia are worthy of mention. First, we now own 100 per cent. of Aberdeen Asset Management Company Limited, based in Thailand, following the exercise of the call option negotiated at the time of our initial investment. Second, it has recently been announced that Aberdeen has been granted a licence to open a fund management office in Malaysia and we expect to open a small office in Kuala Lumpur in the second half of 2005. Both of these developments represent further significant steps in extending our investment and asset gathering capabilities more widely across the Asia Pacific region.

The property management division continues to develop and has achieved £0.3 billion of new investment in its Norwegian property fund, with good progress also being made on a similar Danish property fund. This division is well positioned to add further assets under management from a number of initiatives currently under development, with commitments of over £100 million already in place for a further fund. The Board recognises that to maximise the growth opportunities available in this division will require additional financing and we have entered exclusive discussions with a potential investor/partner who can provide the additional resources required to properly seed these new initiatives.

We have completed successfully several disposals of non-core assets and have used the cash proceeds to pay down debt. Cash proceeds received during the first half year include a total of £33.7 million from the sale of the investment in Lombard International Assurance and £7.4 million from the sale of the Isle of Man life subsidiary. In both cases, further proceeds are anticipated in future years. The recent £26.6 million convertible bond issue and the agreement of a £55 million revolving credit facility with Bank of Scotland provide a comfortable level of financial resources going forward.

We were pleased to announce the Group's participation in the settlement, on Christmas Eve, of the split capital investigation. The uplift plan offered to investors in the Aberdeen Progressive Growth Unit Trust, for which we made provision in the results to 30 September 2004, has been well received and we have now received acceptances from investors representing approximately 94 per cent. by value of those entitled to participate. In accordance with the terms of the uplift plan, we have made interim payments totalling £5.6 million to those who have accepted and this amount has been set against the provision set up last year.

There have been no developments in the dispute with Real Estate Opportunities Limited ("REO") over the termination of Aberdeen's management contract without notice. The Board is resolute in its belief that REO has no proper cause for complaint and, on the basis of legal advice, remains of the view that there is no need to make any provision in respect of any action threatened.

Three of our major shareholders, who had each invested for their own separate strategic reasons, have departed the register in early 2005 and I would like to note the Board's appreciation of their support over the years. It was very encouraging to note that these shares were readily absorbed by the market, with each of the three placings being considerably oversubscribed. I would like to welcome the new shareholders and we look forward to reporting the Group's further progress in the future.

**C L A Irby**
3 May 2005

## 2. Group Profit and Loss Account for the six months to 31 March 2005

| | Notes | 6 months to 31 March 2005 | 6 months to 31 March 2004 | Year to 30 September 2004 |
|---|---|---|---|---|
| | | £'000 | £'000 | £'000 |
| Turnover | | 72,948 | 73,393 | 140,011 |
| Operating expenses | | (56,728) | (61,479) | (113,783) |
| Costs relating to settlement of regulatory issues | 3 | — | (1,176) | (38,519) |
| Provision for Progressive Growth Uplift Plan | 3 | — | — | (39,200) |
| Other exceptional costs | 3 | — | (4,281) | (7,589) |
| Amortisation of goodwill | | (9,306) | (9,701) | (19,122) |
| Provisions for impairment of goodwill and intangible assets | | — | — | (584) |
| Total administrative expenses | | (66,034) | (76,637) | (218,797) |
| Other operating income | | — | — | 1,116 |
| Operating profit before goodwill amortisation, impairment provisions and exceptional costs | | 16,220 | 11,914 | 27,344 |
| Amortisation of goodwill, impairment provisions and exceptional costs | | (9,306) | (15,158) | (105,014) |
| Operating profit (loss) | | 6,914 | (3,244) | (77,670) |
| Gain on disposals | 4 | 4,775 | — | 2,361 |
| Net interest payable and similar charges | | (5,776) | (6,402) | (12,273) |
| Profit (loss) on ordinary activities before taxation | | 5,913 | (9,646) | (87,582) |
| Tax on profit (loss) on ordinary activities | | (2,314) | (1,961) | 6,981 |
| Profit (loss) on ordinary activities after taxation | | 3,599 | (11,607) | (80,601) |
| Minority interests – equity | | (89) | (211) | (170) |
| Profit (loss) for the financial period | | 3,510 | (11,818) | (80,771) |
| Dividends | | | | |
| Equity dividends on ordinary shares | 1 | (5,196) | (4,715) | (9,437) |
| Non-equity dividends on preference shares | | — | (45) | (46) |
| | | (5,196) | (4,760) | (9,483) |
| Retained loss for the financial period | | (1,686) | (16,578) | (90,254) |
| Earnings (loss) per share – basic | | | | |
| Before goodwill amortisation, impairment provisions and exceptional items | 6 | 3.41p | 1.56p | 4.68p |
| After goodwill amortisation, impairment provisions and exceptional items | 6 | 1.49p | (5.61p) | (34.90p) |
| Earnings (loss) per share – diluted | | | | |
| Before goodwill amortisation, impairment provisions and exceptional items | 6 | 3.41p | 1.56p | 4.68p |
| After goodwill amortisation, impairment provisions and exceptional items | 6 | 1.49p | (5.61p) | (34.90p) |

Turnover and operating profit (loss) in the current and previous periods arise wholly from continuing activities.

## 3. Group Statement of Total Recognised Gains and Losses for the six months to 31 March 2005

| | 6 months to 31 March 2005 | 6 months to 31 March 2004 | Year to 30 September 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Profit (loss) for the financial period | 3,510 | (11,818) | (80,771) |
| Revaluation of fixed asset investment | — | 4,428 | 4,428 |
| Translation of foreign currency net investments | (284) | (915) | (475) |
| Total recognised gains (losses) since last report | 3,226 | (8,305) | (76,818) |

### Note of historical cost profits and losses for the six months to 31 March 2005

| | 6 months to 31 March 2005 | 6 months to 31 March 2004 | Year to 30 September 2004 |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| Profit (loss) on ordinary activities before taxation | 5,913 | (9,646) | (87,582) |
| Realisation of investment revaluation gains of prior years | 19,901 | — | — |
| Historical cost profit (loss) on ordinary activities before taxation | 25,814 | (9,646) | (87,582) |
| Historical cost profit (loss) for the period retained after taxation, minority interests and dividends | 18,215 | (16,578) | (90,254) |

## 4. Group Balance Sheet as at 31 March 2005

| | Notes | 31 March 2005 | 31 March 2004 | 30 September 2004 |
|---|---|---|---|---|
| | | £'000 | £'000 | £'000 |
| **Assets** | | | | |
| Fixed assets | | | | |
| Intangible assets | | 28,991 | 41,598 | 40,788 |
| Goodwill | | 293,062 | 332,577 | 297,083 |
| Tangible assets | | 10,095 | 15,760 | 10,567 |
| Investments | | 26,038 | 43,911 | 46,654 |
| | | 358,186 | 433,846 | 395,092 |
| Current assets | | | | |
| Stock | | 658 | 335 | 519 |
| Debtors | | 65,287 | 44,454 | 45,730 |
| Investments | | 2,102 | 1,703 | 424 |
| Cash at bank and in hand | 7 | 15,546 | 14,741 | 17,763 |
| | | 83,593 | 61,233 | 64,436 |
| Assets attributable to equity shareholders | | 441,779 | 495,079 | 459,528 |
| Assets of long-term life assurance business | | 52,888 | 238,854 | 231,045 |
| Total assets | | 494,667 | 733,933 | 690,573 |
| **Liabilities** | | | | |
| Capital and reserves | | | | |
| Called up share capital | | 23,620 | 23,575 | 23,620 |
| Share premium account | | 19,710 | 19,484 | 19,710 |
| Revaluation reserve | | — | 19,957 | 19,901 |
| Other reserves | | 203,805 | 209,702 | 203,805 |
| Profit & loss account | | (116,183) | (66,774) | (134,114) |
| Equity shareholders' funds | | 130,952 | 205,944 | 132,922 |
| Minority interests – equity | | — | 403 | 282 |
| Provisions for liabilities and charges | 8 | 35,961 | 7,525 | 45,625 |
| Creditors: due within one year, including convertible debt | | | | |
| Creditors | | 94,218 | 127,990 | 162,962 |
| Convertible debt | | — | 14,963 | 15,197 |
| Creditors: due after more than one year, including convertible debt | | 94,218 | 142,953 | 178,159 |
| Creditors | | 56,379 | 40,353 | 4,267 |
| Convertible debt | | 124,269 | 97,901 | 98,273 |
| | | 180,648 | 138,254 | 102,540 |
| | | 441,779 | 495,079 | 459,528 |
| Liabilities of long – term life assurance business | | 52,888 | 238,854 | 231,045 |
| Total liabilities | | 494,667 | 733,933 | 690,573 |

## 5. Summary Group Cash Flow Statement for the six months to 31 March 2005

| | Notes | 6 months to 31 March 2005 | 6 months to 31 March 2004 | Year to 30 September 2004 |
|---|---|---|---|---|
| | | £'000 | £'000 | £'000 |
| Core cashflow from operating activities | | 14,356 | 4,548 | 14,510 |
| Effects of short-term timing differences on unit trust settlements | | 6,887 | 9,786 | (2,550) |
| | | 21,243 | 14,334 | 11,960 |
| Split capital settlement costs paid | | (25,539) | — | — |
| Other exceptional costs paid | | (1,329) | (7,455) | (10,317) |
| Net cash (outflows) inflows from operating activities | 5 | (5,625) | 6,879 | 1,643 |
| Returns on investments and servicing of finance | | (6,168) | (5,679) | (10,241) |
| Taxation received (paid) | | 472 | (4,378) | (6,194) |
| Capital expenditure and financial investment | | 23,399 | 32,795 | 32,290 |
| Acquisitions and disposals | | (3,248) | (4,869) | 29,305 |
| Equity dividends paid | | (4,724) | (3,538) | (8,251) |
| Net cash inflow before financing | | 4,106 | 21,210 | 38,552 |
| Financing | | | | |
| Issue of ordinary share capital | | — | 316 | 586 |
| Redemption of preference share capital | | — | (10,343) | (10,343) |
| Decrease in debt | | (18,763) | (11,722) | (44,241) |
| Decrease in cash | | (14,657) | (539) | (15,446) |

## 6. Reconciliation of net cash flow to movement in net debt

| | Notes | 6 months to 31 March 2005 | 6 months to 31 March 2004 | Year to 30 September 2004 |
|---|---|---|---|---|
| | | £'000 | £'000 | £'000 |
| Decrease in cash | | (14,657) | (539) | (15,446) |
| Decrease in long term debt | | 18,763 | 11,722 | 44,241 |
| Amortisation of issue costs of convertible bonds | | (372) | (372) | (744) |
| Loans assumed on acquisition of subsidiary | | — | (11,844) | (11,844) |
| Translation difference | | (315) | (915) | (140) |
| Movement in net debt | | 3,419 | (1,948) | 16,067 |
| Net debt brought forward | 7 | (169,265) | (185,332) | (185,332) |
| Net debt carried forward | 7 | (165,846) | (187,280) | (169,265) |

Notes

## 1. Interim dividend

The interim ordinary dividend of 2.2p per share will be paid on 15 June 2005 to qualifying shareholders on the register at 13 May 2005.

## 2. Segmental information

| | Investment management | Property asset management | Group total |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Six months to 31 March 2005** | | | |
| Turnover | 51,550 | 21,398 | 72,948 |
| Operating expenses | (37,455) | (19,273) | (56,728) |
| Amortisation of goodwill | (8,894) | (412) | (9,306) |
| Total administrative expenses | (46,349) | (19,685) | (66,034) |
| Operating profit (before goodwill amortisation) | 14,095 | 2,125 | 16,220 |
| Operating profit (after goodwill amortisation) | 5,201 | 1,713 | 6,914 |
| Profit before interest and tax | 9,976 | 1,713 | 11,689 |

| | Investment management | Property asset management | Group total |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Six months to 31 March 2004** | | | |
| Turnover | 44,743 | 28,650 | 73,393 |
| Operating expenses | (37,554) | (23,925) | (61,479) |
| Costs relating to settlement of regulatory issues | (1,176) | — | (1,176) |
| Other exceptional costs | (4,281) | — | (4,281) |
| Amortisation of goodwill | (8,526) | (1,175) | (9,701) |
| Total administrative expenses | (51,537) | (25,100) | (76,637) |
| Operating profit (before goodwill amortisation & exceptional costs) | 7,189 | 4,725 | 11,914 |
| Operating (loss)/profit (after goodwill amortisation & exceptional costs) | (6,794) | 3,550 | (3,244) |
| (Loss)/profit before interest and tax | (6,794) | 3,550 | (3,244) |

| | Investment management | Property asset management | Group total |
|---|---|---|---|
| | £'000 | £'000 | £'000 |
| **Year to 30 September 2004** | | | |
| Turnover | 91,659 | 48,352 | 140,011 |
| Other operating income | 1,116 | — | 1,116 |
| Total operating income | 92,775 | 48,352 | 141,127 |
| Operating expenses | (73,565) | (40,218) | (113,783) |
| Costs relating to settlement of regulatory issues | (38,519) | — | (38,519) |
| Provision for Progressive Growth Uplift Plan | (39,200) | — | (39,200) |
| Other exceptional costs | (7,589) | — | (7,589) |
| Amortisation of goodwill | (17,282) | (1,840) | (19,122) |
| Provisions for impairment of goodwill | (584) | — | (584) |
| Total administrative expenses | (176,739) | (42,058) | (218,797) |
| Operating profit (before goodwill amortisation, impairment provisions & exceptional costs) | 19,210 | 8,134 | 27,344 |
| Operating (loss)/profit (after goodwill amortisation, impairment provisions & exceptional costs) | (83,964) | 6,294 | (77,670) |
| (Loss)/profit before interest and tax | (81,603) | 6,294 | (75,309) |

## 3. Exceptional costs

| | 6 months to | | Year to |
|---|---|---|---|
| | 31 Mar 2005 | 31 Mar 2004 | 30 Sep 2004 |
| | £'000 | £'000 | £'000 |
| Recognised within operating profit/(loss) | | | |
| Costs relating to settlement of regulatory issues | — | 1,176 | 38,519 |
| Provision for Uplift Plan to eligible investors in Aberdeen Progressive Growth Unit Trust | — | — | 39,200 |
| Expenses in relation to the cost reduction and rationalisation programme | — | 4,281 | 6,829 |
| Costs of aborted sale, subsequent rationalisation and other costs | — | — | 760 |
| | — | 5,457 | 85,308 |

## 4. Gain on disposals

The gain on disposals represents the net gains recognised on the disposal of the Group's investment in Lombard International Assurance SA and of the Group's life assurance subsidiaries. The net gain excludes the effect of contingent deferred proceeds which are expected to be received by the Group.

## 5. Reconciliation of operating profit/(loss) to operating cash flow

| | 6 months to | | Year to |
|---|---|---|---|
| | 31 Mar 2005 | 31 Mar 2004 | 30 Sep 2004 |
| | £'000 | £'000 | £'000 |
| Operating profit/(loss) | 6,914 | (3,244) | (77,670) |
| Depreciation charges | 1,745 | 2,324 | 4,415 |
| Amortisation of goodwill | 9,306 | 9,701 | 19,122 |
| Provision for impairment of goodwill | — | — | 584 |
| Amortisation of intangible assets | 607 | 810 | 1,620 |
| Gain on disposal of tangible fixed assets | — | — | (199) |
| Loss/(gain) on disposal of fixed and current asset investments | — | 816 | (590) |
| Amounts written off current asset investments | — | — | 286 |
| Share of results of associated undertakings | — | — | (116) |
| Decrease in liabilities for split capital settlement | (25,539) | — | — |
| (Decrease)/increase in provisions for liabilities and charges | (1,907) | (1,654) | 31,753 |
| Increase in stock | (139) | (143) | (327) |
| (Increase)/decrease in debtors | (11,513) | 335 | (6,407) |
| Increase/(decrease) in creditors | 14,901 | (2,066) | 29,172 |
| Net cash (outflow) inflow from operating activities | (5,625) | 6,879 | 1,643 |

| Analysis of the balances of cash as shown in the balance sheet | 31 Mar 2005 | Change in period | 30 Sept 2004 | Change in period | 31 Mar 2004 |
|---|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 | £'000 |
| Cash at bank and in hand | 15,546 | (2,217) | 17,763 | 3,022 | 14,741 |
| Bank overdraft | — | 41,435 | (41,435) | (16,920) | (24,515) |
| | 15,546 | 39,218 | (23,672) | (13,898) | (9,774) |

| | 6 months to | |
|---|---|---|
| | 31 Mar 2005 | 31 Mar 2004 |
| | £'000 | £'000 |
| **Analysis of changes in cash** | | |
| Net cash outflow before adjustment for the effects of foreign exchange | (14,657) | (539) |
| Conversion of overdraft to revolving credit facility | 55,000 | — |
| Effects of foreign exchange rate changes | (1,125) | (2,721) |
| | 39,218 | (3,260) |

## 6. Earnings per share

The calculations of earnings per share are based on the following profits (losses) and numbers of shares:

| | Basic | | | Diluted | | |
|---|---|---|---|---|---|---|
| | 6 months to 31 Mar 2005 | 6 months to 31 Mar 2004 | Year to 30 Sep 2004 | 6 months to 31 Mar 2005 | 6 months to 31 Mar 2004 | Year to 30 Sep 2004 |
| | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 |
| Profit (loss) attributable to shareholders . . . . . . | 3,510 | (11,818) | (80,771) | 3,510 | (11,818) | (80,771) |
| Less non-equity dividends . . . . . . . . | — | (45) | (46) | — | (45) | (46) |
| Profit (loss) for financial period-FRS 14 basis . . . . . . . . . | 3,510 | (11,863) | (80,817) | 3,510 | (11,863) | (80,817) |
| Goodwill amortisation and impairment provisions. . . . . . . . | 9,306 | 9,701 | 19,706 | 9,306 | 9,701 | 19,706 |
| Exceptional operating items, net of attributable taxation . . . . . . . . . | — | 5,457 | 74,308 | — | 5,457 | 74,308 |
| Gain on disposals. . . | (4,775) | — | (2,361) | (4,775) | — | (2,361) |
| Profit for the financial period before goodwill amortisation, impairment provisions & exceptional items . . . | 8,041 | 3,295 | 10,836 | 8,041 | 3,295 | 10,836 |

| | 31 Mar 2005 Number of shares | 31 Mar 2004 Number of shares | 30 Sep 2004 Number of shares |
|---|---|---|---|
| | 000's | 000's | 000's |
| Weighted average number of shares | | | |
| For basic earnings per share. . . . . . . . . . . . . . . . . . . . . . . | 236,199 | 211,314 | 231,597 |
| Dilutive effect of exercisable share options . . . . . . . . . . . . . | 147 | 133 | — |
| For diluted earnings per share . . . . . . . . . . . . . . . . . . . . . | 236,346 | 211,447 | 231,597 |

The Directors believe that the Group's results are more fairly represented by a measure of earnings per share which excludes exceptional items, impairment provisions and amortisation of goodwill and therefore also present earnings per share figures stated before these items are charged (credited) to the profit and loss account. The two measures of earnings per share can be reconciled as follows:

| | Basic | | | Diluted | | |
|---|---|---|---|---|---|---|
| | 6 months to 31 Mar 2005 | 6 months to 31 Mar 2004 | Year to 30 Sep 2004 | 6 months to 31 Mar 2005 | 6 months to 31 Mar 2004 | Year to 30 Sep 2004 |
| After goodwill amortisation, impairment provisions & exceptional operating items – FRS 14 basis | 1.49p | (5.61p) | (34.90p) | 1.49p | (5.61p) | (34.90p) |
| goodwill amortisation and impairment provisions | 3.94p | 4.59p | 8.51p | 3.94p | 4.59p | 8.51p |
| Exceptional operating items, net of attributable taxation | — | 2.58p | 32.09p | — | 2.58p | 32.09p |
| Gain on disposals | (2.02p) | — | (1.02p) | (2.02p) | — | (1.02p) |
| Before goodwill amortisation, impairment provisions & exceptional items | 3.41p | 1.56p | 4.68p | 3.41p | 1.56p | 4.68p |

## 7. Analysis of changes in net debt

| | At 30 Sep 2004 | Cash flow | Other non cash changes | Exchange movement | At 31 Mar 2005 |
|---|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 | £'000 |
| Cash at bank and in hand | 17,763 | (1,092) | — | (1,125) | 15,546 |
| Bank overdraft | (41,435) | (13,565) | 55,000 | — | — |
| | (23,672) | (14,657) | 55,000 | (1,125) | 15,546 |
| Debt due within one year | (28,316) | 27,500 | — | — | (816) |
| Convertible debt due within one year | (15,197) | 14,387 | — | 810 | — |
| Debt due after more than one year | (3,807) | 2,500 | (55,000) | — | (56,307) |
| Convertible debt due after more than one year | (98,273) | (25,624) | (372) | — | (124,269) |
| | (145,593) | 18,763 | (55,372) | 810 | (181,392) |
| Total | (169,265) | 4,106 | (372) | (315) | (165,846) |
| Net gearing | 127.3% | | | | 126.6% |

## 8. Provisions for liabilities and charges

| | Provision for Uplift Plan | Provision for liabilities on pension scheme | Deferred taxation | Total |
|---|---|---|---|---|
| | £'000 | £'000 | £'000 | £'000 |
| At 1 October 2004 | 39,200 | 5,732 | 693 | 45,625 |
| Utilised | (8,039) | (1,907) | — | (9,946) |
| Provided in the year | — | — | 295 | 295 |
| Exchange movement | — | — | (13) | (13) |
| At 31 March 2005 | 31,161 | 3,825 | 975 | 35,961 |

The provision for Uplift Plan represents the provision made for eligible investors in Aberdeen Progressive Growth Unit Trust. The amount utilised represents payments made to investors and legal fees incurred in relation to split capital issues in the six month period to 31 March 2005.

### 9. Contingent liabilities

The dispute with Real Estate Opportunities Limited ("REO") over the termination of Aberdeen's management contract without notice remains outstanding. Full disclosure of the circumstances surrounding this dispute has been provided in previous Annual Reports. Although REO has yet to take any of the action that it has repeatedly threatened, we believe that it is likely that REO will issue proceedings. Aberdeen would welcome the opportunity to have this claim litigated in court and the Board is resolute in its belief that REO has no proper cause for complaint. Aberdeen will continue to vigorously defend the claim and, if proceedings are brought by REO, will pursue a substantial counterclaim for outstanding fees and compensation for breach of the termination provisions of up to £17 million. The Board, on the basis of legal advice, remains of the view that there is no need to make any provision in respect of any action threatened by REO.

### 10. Basis of Preparation

The interim results have been prepared on the basis of the accounting policies set out in the Group's 2004 statutory accounts. The comparative figures for the financial year ended 30 September 2004 are not the company's statutory accounts for that year. Those accounts have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

### 11. Copies

Copies of this statement are being sent to all shareholders. Copies can be obtained from the Company's registered office, 10 Queen's Terrace, Aberdeen, AB10 1YG.

**Independent Review Report by KPMG Audit Plc to Aberdeen Asset Management PLC**

**Introduction**

We have been instructed by the Company to review the financial information for the six months ended 31 March 2005 which comprises the Profit and Loss Account, Statement of Total Recognised Gains and Losses, Balance Sheet, Cash Flow Statement and Notes to the Accounts and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

**Directors' responsibilities**

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are disclosed.

**Review work performed**

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

**Review conclusion**

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2005.

**KPMG Audit Plc**

Chartered Accountants, Aberdeen

3 May 2005

**Assets under management**

| | March 2005 | September 2004 |
|---|---|---|
| | £m | £m |
| Institutional funds | 13,897 | 11,821 |
| Unit trusts & unit-linked | 2,874 | 2,594 |
| UK Investment trusts | 5,016 | 4,966 |
| Offshore funds | 2,851 | 1,961 |
| Discretionary accounts | 412 | 393 |
| Private equity | 362 | 363 |
| | 25,412 | 22,098 |
| Equities: UK | 6,076 | 6,740 |
| European | 1,087 | 994 |
| USA | 1,098 | 1,215 |
| Asia Pacific | 5,557 | 4,006 |
| Japan | 640 | 560 |
| Emerging markets | 278 | 266 |
| | 14,736 | 13,781 |
| Fixed interest & cash | 5,406 | 4,405 |
| Property | 5,270 | 3,912 |
| | 25,412 | 22,098 |

## ACCOUNTANT'S REPORT ON JERSEYCO



KPMG Audit Plc
37 Albyn Place
Aberdeen
AB10 1JB
United Kingdom

Tel +44 (0) 1224 591000
Fax + (0) 1224 590909
DX AB121 Aberdeen 1

The Directors
Aberdeen Warrants (Jersey) Limited
13-14 Esplanade
St Helier
Jersey JE1 1BD

The Directors
JP Morgan Cazenove Limited
20 Moorgate
London
EC2R 6DA

3 June 2005

Dear Sirs

**Aberdeen Warrants (Jersey) Limited**

We report on the financial information set out below. This financial information has been prepared for inclusion in the prospectus dated 3 June 2005 of Aberdeen Asset Management PLC.

### Basis of preparation

The financial information set out below is based on the books and records of Aberdeen Warrants (Jersey) Limited (the 'Company') from the date of incorporation on 20 May 2005 to 3 June 2005.

### Responsibility

Such financial statements are the responsibility of the directors of the Company.

The directors of the Company are responsible for the contents of the prospectus dated 3 June 2005 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

### Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board of the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the books and records underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

### Opinion

In our opinion the financial information gives, for the purposes of the prospectus, a true and fair view of the state of affairs of the Company at 3 June 2005.

## 1. Company Balance sheet

| | 1 June 2005<br>£ |
|---|---|
| Cash in hand | 2 |
| Cash called up share capital (note 2.2) | 2 |

## 2. Notes

2.1 The Company was incorporated on 20 May 2005. The Company has not yet commenced business, no audited financial statements have been made up and no dividends have been declared or paid since the date of incorporation.

2.2 Issued share capital at the date of incorporation represents 2 allotted, fully paid ordinary shares of no par value each, issued at a subscription price of £1.00 each. The authorised share capital was amended on 1 June 2005 to the 2 founder shares issued and an unlimited number of Exchangeable Redeemable A Preference Shares and Exchangeable Redeemable B Preference Shares.

Yours faithfully

KPMG Audit Plc

## PART 11

## TAXATION

### United Kingdom

*The statements set out below are intended only as a general guide to current UK tax law and practice and apply only to certain categories of person. The summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding Convertible Preference Share Units, Preference Shares or Warrants. Qualifying Shareholders and other Prospective purchasers of Convertible Preference Share Units are advised to consult their own tax advisers concerning the consequences under UK and other laws of the acquisition, ownership and disposition of Convertible Preference Stock Units, Preference Shares and Warrants, and the exercise of Warrants and the acquisition, ownership and disposition of Ordinary Shares. This summary is based upon UK law and the published practice of H.M. Revenue and Customs practice in effect as of the date of this document and which may be subject to change, possibly with retroactive effect.*

*The statements are not applicable to all categories of holders, and in particular are not addressed to (i) holders who do not hold their Convertible Preference Share Units, Preference Shares or Warrants as capital assets, (ii) holders who own (or are deemed to own) 10 per cent. or more of the voting power of Aberdeen or JerseyCo, (iii) special classes of holders such as dealers in securities, intermediaries and insurance companies and investment companies, (iv) holders who hold Convertible Preference Share Units, Preference Shares or Warrants as part of hedging or conversion transactions, (v) holders who hold Convertible Preference Share Units, Preference Shares or Warrants in connection with a trade, profession or vocation carried on in the UK (whether through a branch or agency or, in the case of a corporate holder, through a permanent establishment or otherwise) and (vi) holders who hold Preference Shares through a personal equity plan or individual savings account.*

### Qualifying Shareholders Only

*Open Offer*

For the purposes of UK taxation of chargeable gains a Qualifying Shareholder who accepts the Open Offer and takes up all or part of his rights to Convertible Preference Share Units, and thereby acquires Preference Shares and Warrants should not be regarded as making a part disposal of his existing holding of Ordinary Shares whether under Section 22 or 122 of the Taxation of Chargeable Gains Act or otherwise.

Preference Shares allotted to Qualifying Shareholders either pro rata to their existing shareholdings or less than pro rata may be treated by H.M. Revenue and Customs as a reorganisation of the share capital of the Company, although the position is not entirely clear. In these circumstances, the Preference Shares acquired will be treated as the same asset as the existing Ordinary Shares already held and the price paid for such Preference Shares will be added to the base cost of the original holding.

Where H.M. Revenue and Customs do not treat the acquisition of Preference Shares as a reorganisation of the share capital of the Company the Preference Shares will not be treated as the same asset as the relevant Qualifying Shareholder's existing holding of Ordinary Shares. The price paid for the Preference Shares will constitute their base cost for capital gains tax purposes subject to the normal rules relating to indexation and pooling.

### Qualifying Shareholders and Potential Investors

*General*

Prospective purchasers of Convertible Preference Share Units should note that the Unit should not be treated as an asset separate from the Preference Shares and Warrants for UK tax purposes so that, for example, a transfer of a Unit would be regarded as a transfer of a Preference Share and a Warrant with the consequences relating to each summarised below.

*Preference Shares*

*Dividends*

Aberdeen will not be required to withhold UK tax at source when paying a dividend on the Preference Shares.

Subject to the paragraph below entitled "The Finance (No.3) Bill", United Kingdom resident corporate shareholders will generally not be subject to corporation tax on dividends paid by Aberdeen. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

An individual shareholder who is resident in the United Kingdom (for tax purposes) and who receives a dividend from Aberdeen will be entitled to a tax credit which such shareholder may set off against his total income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the "**gross dividend**"), which is also equal to one-ninth of the cash dividend received. A United Kingdom resident individual shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A United Kingdom resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit. In the case of a United Kingdom resident individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend when treated as the top slice of his income falls above the threshold for higher rate income tax.

United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by Aberdeen.

Non-United Kingdom resident shareholders will not generally be able to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by Aberdeen. A shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. A shareholder who is not resident in the United Kingdom (for tax purposes) should consult his own tax adviser concerning his tax liabilities on dividends received from Aberdeen.

*Taxation of capital gains*

(i) *UK resident shareholders*

A disposal (including redemption) of Preference Shares by an individual shareholder who is resident or ordinarily resident in the UK for tax purposes may give rise to a gain (or loss) for the purposes of UK capital gains tax (subject to available exemption or relief).

Subject to the paragraph below entitled "The Finance (No.3) Bill", a disposal (including redemption) of Preference Shares by a corporate shareholder who is resident in the UK for tax purposes may give rise to a gain (or loss) for the purposes of UK corporation tax on capital gains (subject to any available exemption or relief).

(ii) *Non-UK resident shareholders*

Shareholders who are not resident or ordinarily resident for tax purposes in the UK and who do not return to the UK within five years of any disposal of Preference Shares will not be liable for UK tax on capital gains realised on the disposal of their Preference Shares unless such Preference Shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or, in the case of a corporate shareholder through a permanent establishment (subject to the discussion set out in the paragraph below entitled "The Finance (No.3) Bill"). Such shareholders may be subject to foreign taxation on any gain under local law.

*The Finance (No.3) Bill*

If the Finance Bill ordered by The House of Commons to be printed on 25 May 2005 (the "Finance (No.3) Bill") receives Royal assent in its current form, certain types of share will be treated as "creditor relationships" for the purposes of the loan relationship rules in the Finance Act 1996 and profits and losses, computed in accordance with a fair value basis of accounting, would be subject to tax as income under those rules. Only a very limited category of associated costs and expenses would be deductible for tax purposes. On the basis that the Preference Shares should be regarded as "qualifying publicly issued shares" as defined in the proposed new section 91D(4) of the Finance Act 1996 which is to be inserted by the Finance (No.3) Bill, the Preference Shares should not be treated as creditor relationships for the purposes of the loan relationship rules in the Finance Act 1996 and the treatment outlined in this paragraph should not be applicable (unless the relevant holder has entered into certain types of transactions in relation to their shares). Holders within the charge to corporation tax are strongly advised to consult their own tax advisers concerning the potential impact of the provisions to them.

*Warrants*

*Corporate holders*

(a) *Warrants within the Derivative Contracts Legislation*

Warrantholders who are within the charge to UK corporation tax and who account for the Warrants as "derivative financial instruments" will be subject to tax under the derivative contracts legislation in

Schedule 26 of the Finance Act 2002 on profits from the Warrants as income and obtain tax relief for losses under that legislation using the credits and debits which are brought into account in the Warrantholder's profit and loss account or income statement.

As the legislation is currently drafted, on exercise of the Warrants, Warrantholders within the charge to corporation tax will be treated as acquiring the Ordinary Shares for the purposes of UK corporation tax on chargeable gains for a consideration equal to the sum of the exercise price and the price paid for the Warrants with no adjustment for any tax paid under the derivative contracts legislation in relation to movements in the value of the Warrants prior to exercise. The rules in this area are in a state of flux and it is anticipated that further legislation will be introduced to refine the interaction of the derivative contracts legislation and the rules applicable to the taxation of chargeable gains. In the meantime, corporate Warrantholders are strongly advised to consult their own tax advisers concerning the potential impact of these provisions for them.

(b) *Warrants not within the Derivative Contracts Legislation*

Holders of Warrants within the charge to UK corporation tax who do not account for the Warrants as "derivative financial instruments" for the purposes of the derivative contracts legislation in Schedule 26 of the Finance Act 2002, will be subject to tax in respect of the Warrants in the manner described below for individuals.

*Individuals*

On the basis that full consideration is paid for the Warrants by participants who acquire Warrants under the Open Offer, the right to acquire Ordinary Shares should not constitute the receipt of a capital sum derived from an asset. Consequently, there should be no deemed disposal for the purposes of the taxation of chargeable gains.

Warrantholders who are individuals may be chargeable to capital gains tax on a disposal of Warrants, subject to any available reliefs or exemptions.

On exercise of the Warrants by an individual Warrantholder, the exercise and their grant will be aggregated and treated as a single transaction by which the Ordinary Shares are acquired by the Warrantholder for the sum of the exercise price and the price paid for the Warrants. This figure, and not the market value of the Ordinary Shares, will constitute the base cost that a Warrantholder has in the Ordinary Shares following exercise of the Warrants.

Warrantholders who are individuals and who allow their Warrants to expire will be treated as having made a disposal of the Warrants for capital gains tax purposes, provided that the Warrants remain listed on a recognised Stock Exchange. The London Stock Exchange is a recognised stock exchange for these purposes.

**Ordinary Shares acquired on Exercise of Warrants**

The UK tax treatment of the Ordinary Shares acquired on exercise of the Warrants should be broadly the same as the UK tax treatment of the Preference Shares discussed in the section above entitled "Preference Shares".

**UK Stamp Duty and Stamp Duty Reserve Tax ("SDRT")**

*Preference Shares*

SDRT will be payable on the issue of the Preference Shares to the Common Depositary at the rate of 1.5 per cent. of the issue price of the Preference Shares. The Company has undertaken to pay, or procure payment of, this SDRT.

Provided that neither Euroclear nor Clearstream, Luxembourg has made an applicable election under Section 97A of the Finance Act 1986, no SDRT should be payable on transfer of an interest in the Preference Shares (i) within Euroclear or Clearstream, Luxembourg, or (ii) from a Euroclear participant to a Clearstream, Luxembourg participant or vice versa, in each case by virtue of Section 90(5) and (6) of the Finance Act 1986.

In the case of transfers of CDIs representing interests in the Preference Shares within CREST, the Company considers that the exemption provided by Sections 90(5) and (6) of the Finance Act 1986 may not, on the basis of a strict technical reading, apply and accordingly transfers of CDIs representing interests in Preference Shares within CREST from one CREST participant to another should be subject to SDRT, generally at the rate of 0.5 per cent. of the consideration for the transfer. Higher rates apply to special classes of person.

Provided that neither Euroclear nor Clearstream, Luxembourg has made an applicable election under Section 97A of the Finance Act 1986 for the Preference Shares, no SDRT should be payable on a transfer of an interest in the Preference Shares (i) from a Euroclear or a Clearstream, Luxembourg participant to a CREST participant by way of a transfer of such interest to the Euroclear account of the CREST nominee, or (ii) from a CREST participant to a Euroclear or a Clearstream, Luxembourg participant by way of a transfer of such interest from the CREST nominee's Euroclear account to the relevant participant's Euroclear or Clearstream, Luxembourg account, in each case by virtue of Sections 90(5) and (6) of the Finance Act 1986. The associated delivery of CDIs within CREST should not be subject to SDRT since this will involve an issue (in the case of (i) above) or cancellation (in the case of (ii) above) of the CDIs rather than a transfer of the CDIs (with no change in beneficial ownership of the CDIs). As an operational matter, however, it may be necessary for the delivery to be specifically flagged as exempt within the CREST system or, if SDRT is collected within the CREST system, for a refund to be claimed from HM Revenue & Customs.

No UK stamp duty will be payable on the issue of the Global Preference Share to the Common Depositary. No UK stamp duty will be payable on a transfer of an interest in the Preference Shares within Euroclear, Clearstream, Luxembourg or CREST or from one such system to another, on the basis that there is no written transfer of such an interest.

*Warrants*

No SDRT should be payable on the issue of the Global Warrant to the Common Depositary.

No UK stamp duty should be required to be paid in respect of the issue of the Global Warrant, provided that the relevant documentation is executed and retained outside the UK.

No SDRT should be payable on an agreement to transfer an interest in the Warrants (i) within Euroclear or within Clearstream, Luxembourg, or (ii) from a Euroclear participant to a Clearstream, Luxembourg participant or vice versa.

In the case of transfers of CDIs representing interests in the Warrants within CREST, the Company considers (as with the Preference Shares) that the exemption provided by Sections 90(5) and (6) of the Finance Act 1986 may not, on the basis of a strict technical reading, apply and accordingly a transfer of an interest in the Warrants within CREST from one CREST participant to another by way of a transfer of CDIs representing such interest should be subject to SDRT, generally at the rate of 0.5 per cent. of the consideration for the transfer (as JerseyCo will be managed and controlled in the UK). Higher rates apply to special classes of person.

No SDRT should be payable on a transfer of an interest in the Warrants (i) from a Euroclear or a Clearstream, Luxembourg participant to a CREST participant by way of a transfer of such interest to the Euroclear account of the CREST nominee, or (ii) from a CREST participant to a Euroclear or a Clearstream, Luxembourg participant by way of a transfer of such interest from the CREST nominee's Euroclear account to the relevant participant's Euroclear or Clearstream, Luxembourg account, in each case by virtue of Sections 90(5) and (6) of the Finance Act 1986. The associated delivery of CDIs within CREST should not be subject to SDRT since this will involve an issue (in the case of (i) above) or cancellation (in the case of (ii) above) of the CDIs rather than a transfer of the CDIs (with no change in beneficial ownership of the CDIs). As an operational matter, however, it may be necessary for the delivery to be specifically flagged as exempt or, if SDRT is collected within the CREST system, for a refund to be claimed from HM Revenue & Customs.

No UK stamp duty will be payable on a transfer of an interest in the Warrants within Euroclear, Clearstream, Luxembourg or CREST or from one such system to another, on the basis that there is no written transfer of such an interest.

*Exercise of the Warrants/Transfers of Ordinary Shares*

On exercise of the Warrants, since the Ordinary Shares will not be available for issue to, or to a nominee for, a clearing system or to a person, or nominee or agent for a person, whose business is or includes issuing depositary receipts, no charge to UK stamp duty or SDRT will arise on exercise of the Warrants, including issue of the Ordinary Shares.

No UK stamp duty or stamp duty reserve tax should be required to be paid in respect of the associated issue and transfer of the Jersey Preference Shares or (where the Warrants are exercised by delivery of the Preference Shares) on the associated delivery of the Preference Shares (provided such delivery takes place within Euroclear or Clearstream, Luxembourg as intended). If any such liability did arise it would be for the account of the Company.

Subsequent transfers of Ordinary Shares will be subject to UK stamp duty or SDRT in the normal way, generally at the rate of 0.5 per cent. of the consideration. Higher rates apply to special classes of person.

**Jersey Taxation**

This summary is based on the law as in effect on the date of this document and is subject to any change in law that may take effect after such date.

JerseyCo will have "exempt company" status within the meaning of Article 123A of the Income Tax (Jersey) Law 1961, as amended, for the calendar year ended 31 December 2005. JerseyCo will be required to pay an annual exempt company charge that is currently £600 in respect of each subsequent calendar year during which it wishes to continue to have "exempt company" status. The retention of "exempt company" status is conditional on the Comptroller of Income Tax being satisfied that no Jersey resident has a beneficial interest in JerseyCo, except as permitted by concessions granted by the Comptroller of Income Tax, and disclosure of beneficial ownership being made to the Jersey Financial Services Commission.

As an "exempt company" JerseyCo will not be liable to Jersey income tax other than on Jersey source income (except by concession bank deposit interest on Jersey bank accounts).

Holders of Warrants or Jersey Preference Shares (other than residents of Jersey) are not subject to any tax in Jersey in respect of the holding, sale or other disposition of Warrants or Jersey Preference Shares.

No stamp duties are payable in Jersey on the acquisition, ownership, redemption, sale, exchange or other disposal of Warrants or Jersey Preference Shares. Probate or Letters of Administration may be required to be obtained in Jersey on the death of an individual holder of Warrants or Jersey Preference Shares. Stamp duty is payable in Jersey on the registration of such Probate or Letters of Administration on the value of the holder's estate in Jersey to the tax authorities of the EU Member State in which the beneficial owner is resident.

**European Union Code of Conduct on Business Taxation**

On 3 June 2003, the EU Council of Economic and Finance Ministers reached political agreement on the adoption of a Code of Conduct on Business Taxation. Jersey is not a member of the EU, however, the Policy & Resources Committee of the States of Jersey has announced that, in keeping with Jersey's policy of constructive international engagement, it intends to propose legislation to replace the Jersey exempt company regime by 1 January 2008 with a general zero rate of corporate tax.

## PART 12
## ADDITIONAL INFORMATION

### 1. Introduction

*Aberdeen*

1.1 The Company was incorporated and registered in Scotland under the Companies Act 1948 to 1981 on 2 March 1983 with registered number 82015 as a private company limited by shares with the name Arsino Limited. The Company changed its name to Aberdeen Fund Managers Limited on 13 April 1983, to Abtrust Holdings Limited on 23 December 1987 and to Aberdeen Trust Holdings Limited on 13 June 1988. On 12 September 1989, the Company re-registered as a public company limited by shares, on 22 March 1991 it changed its name to Aberdeen Trust PLC and on 1 May 1997 changed its name to Aberdeen Asset Management PLC.

1.2 The Company's head offices and principal places of business are at 10 Queen's Terrace, Aberdeen AB10 1YG and One Bow Churchyard, Cheapside, London EC4M 9HH.

1.3 The principal legislation under which the Company operates is the Companies Act.

1.4 The Company's registered office is at 10 Queen's Terrace, Aberdeen AB10 1YG.

*JerseyCo*

1.5 JerseyCo was incorporated in Jersey (registered number 90211) on 20 May 2005 as a private company limited by shares of no par value under the Companies (Jersey) Law 1991, as amended, under the name Aberdeen Warrants (Jersey) Limited. JerseyCo altered its status to that of a public company on 1 June 2005.

1.6 JerseyCo's sole purpose is to issue the Warrants and the Jersey Preference Shares upon exercise of the Warrants. Since the date of its incorporation, other than entering into contracts in connection with the matters described above, JerseyCo has not commenced business. There are no constitutional or statutory restrictions in Jersey on the corporate powers of JerseyCo.

1.7 JerseyCo's registered office is located at PO Box 207, 13-14 Esplanade, St Helier, Jersey JE1 1BD, Channel Islands.

### 2. Responsibility

2.1 The Directors of the Company, whose names appear in paragraph 4.1 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.2 The directors of JerseyCo, whose names appear in paragraph 4.16 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of JerseyCo (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. All the directors of JerseyCo accept responsibility accordingly.

## 3. Share Capital

*Aberdeen*

3.1 The authorised and issued and fully paid up share capital of the Company as at 1 June 2005 (being the latest practicable date prior to the publication of this document) is set out in the table below:

| | Authorised No. of Shares | Nominal Value (£) | Issued and fully paid No. of Shares | Nominal Value (£) |
|---|---|---|---|---|
| Ordinary Shares of 10p | 335,000,000 | 33,500,000 | 241,915,497 | 24,191,549 |
| Preference Shares of £100 | 125,000 | 12,500,000 | — | — |
| Redeemable Preference Shares of £1 | 39,000,000 | 39,000,000 | — | — |
| Performance Shares 1997 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 1998 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 1999 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 2000 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 2001 of 50p | 500,000 | 250,000 | — | — |
| Deferred Shares of 10p | 12,500,000 | 1,250,000 | — | — |
| Total | 389,125,000 | 87,500,000 | 241,915,497 | 24,191,549 |

Notes:

The authorised share capital of the Company also includes 125,000 non-cumulative, non-voting perpetual preference shares of US$100 each and 125,000 non-cumulative, non-voting perpetual preference shares of €100 each which, if remaining unissued, will be cancelled on 30 September 2005. Any unissued Preference Shares will also be cancelled on 30 September 2005.

The authorised and issued and fully paid up share capital of the Company as it will be immediately following the Placing and Open Offer (assuming the Placing and Open Offer is fully subscribed no over allotment is made and that no share options are exercised under the Aberdeen Share Option Schemes) is as follows:

| | Authorised No. of Shares[2] | Nominal Value (£) | Issued and fully paid No. of Shares[2] | Nominal Value (£) |
|---|---|---|---|---|
| Ordinary Shares of 10p | 335,000,000 | 33,500,000 | 241,915,497 | 24,191,549 |
| Preference Shares of £100 | 125,000 | 12,500,000 | 75,000 | 7,500,000 |
| Redeemable Preference Shares of £1 | 39,000,000 | 39,000,000 | — | — |
| Performance Shares 1997 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 1998 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 1999 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 2000 of 50p | 500,000 | 250,000 | — | — |
| Performance Shares 2001 of 50p | 500,000 | 250,000 | — | — |
| Deferred Shares of 10p | 12,500,000 | 1,250,000 | — | — |
| Total | 389,125,000 | 87,500,000 | 241,990,497 | 31,691,549 |

Notes:

1. The authorised share capital of the Company also includes 125,000 non-cumulative, non-voting perpetual preference shares of US$100 each and 125,000 non-cumulative, non-voting perpetual preference shares of €100 each which, if remaining unissued, will be cancelled on 30 September 2005. Any unissued Preference Shares will also be cancelled on 30 September 2005.
2. Assuming no over-allotment option of up to 5,000 Units is exercised.

3.2 On 21 December 2000 the authorised share capital of the Company was increased from £25,000,000 to £64,000,000 by the creation of 39,000,000 Redeemable Preference Shares. On 18 January 2002 the authorised share capital of the Company was increased from £64,000,000 to £75,000,000 by the creation of 110,000,000 Aberdeen Ordinary Shares. On 24 March 2005 the authorised share capital of the Company was increased from £75,000,000 to £87,500,000, US$12,500,000 and €12,500,000 by the creation of 125,000 non-cumulative, non-voting perpetual preference shares of £100 each, 125,000 non-cumulative, non-voting perpetual preference shares of US$100 each and 125,000 non-cumulative, non-voting perpetual preference shares of €100 each.

3.3 During the three years preceding the date of this document there have been the following changes in the issued share capital of the Company:

(i) Share options pursuant to the Aberdeen Share Option Schemes have been exercised resulting in an aggregate of 845,957 Ordinary Shares being issued at the following exercise prices:

| Number of Ordinary Shares | Year | Exercise Price (pence) |
|---|---|---|
| 41,500 | 2004 | 59p |
| 320,000 | 2004 | 91p |
| 405,457 | 2004 | 60.25p |
| 42,500 | 2004 | 59p |
| 12,500 | 2005 | 101p |
| 24,000 | 2005 | 59p |

(ii) Conversion rights have been exercised resulting in the issue of an aggregate of 1,373,076 Ordinary Shares at the following conversion prices:

| Number of Ordinary Shares | Year | Conversion Price (pence) |
|---|---|---|
| 576[(1)] | 2002 | 520 |
| 1,372,500[(2)] | 2003 | 10 |

Notes:

(1) Following conversion of the 2007 Bonds

(2) Following conversion of Performance Shares

(iii) The following Ordinary Shares have been issued as consideration in connection with the acquisition of the undernoted companies:

| Number of Shares | Price (£) | Year | Acquisition |
|---|---|---|---|
| 379,897 Ordinary Shares | 207.5p | 2002 | 10 per cent. of Globe Financial Investment |
| 58,473,794 Ordinary Shares | 86.26p | 2003 | 100 per cent. of Edinburgh Fund Managers Group plc |

(iv) 10,342,746 Redeemable Preference Shares were redeemed on 31 October 2003 and there are no Redeemable Preference Shares remaining in issue.

(v) 5,680,000 Ordinary Shares were issued to the trustee of the LTIP on 13 May 2005 pursuant to the LTIP.

*JerseyCo*

3.4 The authorised and issued and fully paid up share capital of JerseyCo as at 1 June 2005, (being the latest practicable date prior to the publication of this document) is set out in the table below:

| | Authorised No. of shares | Issued and fully paid No. of shares |
|---|---|---|
| Founders shares of no par value issued at £1.00 each | 2 | 2 |
| Exchangeable redeemable A preference shares of no par value[1] | Unlimited | Nil |
| Exchangeable redeemable B preference shares of no par value[1] | Unlimited | Nil |

Notes:

1. to be issued upon the exercise of the Warrant Rights.

All of the issued Founders shares in JerseyCo are fully paid and are held by (and/or by a nominee for) Bailhache Labesse Trustees Limited as trustee (**"the JerseyCo Trustee"**) of The St Martin Charitable Trust under the terms of an instrument of trust dated 20 May 2005 under which the JerseyCo Trustee holds them on trust for charitable purposes. The JerseyCo Trustee has no beneficial interest in and derives no benefit (other than its fees for acting as Trustee) from its holding of such shares. The JerseyCo Trustee also receives a fee for acting as the corporate administrator to JerseyCo.

## 4. Directors' and other interests

*Aberdeen*

4.1 The Directors of the Company, each of whose business address is 10 Queen's Terrace, Aberdeen AB10 1YG and their functions in relation to the Group are as follows:

| Name | Function(s) within the Group |
|---|---|
| Charles Leonard Anthony Irby FCA | Chairman |
| Martin James Gilbert MA LLB LLD CA | Chief Executive |
| Andrew Arthur Laing MA LLB | Executive Director |
| William John Rattray MA CA | Finance Director |
| Donald Henry Waters OBE CA | Senior Independent Non-Executive Director |
| Roger Courtenay Cornick | Independent Non-Executive Director |
| Anita Margaret Frew BA Hons MPhil | Independent Non-Executive Director |
| Rt. Hon. Sir Malcolm Rifkind QC MP | Independent Non-Executive Director |
| Christopher Giles Herron Weaver FCA | Independent Non-Executive Director |

4.2 The interests of the Directors, all of which are beneficial, in the share capital of the Company which (a) have been notified by each Director to the Company pursuant to section 324 or 328 of the Companies Act and entered in the register maintained under section 325 of the Companies Act and (b) are required pursuant to section 325 of the Companies Act to be entered in the register referred to therein, or (c) are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (a) and (b) above, and the existence of which is known to or could with reasonable diligence be ascertained by that Director as at 1 June 2005 (being the latest practicable date prior to the publication of this document) and as they will be immediately following the Placing and Open Offer, based on the assumptions set out below, are as follows:

| | Present[2] | | Following the Placing and Open Offer[3] | |
|---|---|---|---|---|
| | Number of Ordinary Shares | Percentage of issued Ordinary Share capital | Number of Preference Shares | Percentage of issued Preference Share capital[3] |
| M J Gilbert[4] | 4,067,998 | 1.72 | 100 | 0.13 |
| W J Rattray[1][4] | 973,772 | 0.41 | 50 | 0.07 |
| A A Laing[4] | 200,176 | 0.08 | 18 | 0.02 |
| C L A Irby[1] | 45,000 | 0.02 | 9 | 0.01 |
| A M Frew | 15,000 | 0.006 | — | — |
| C G H Weaver[1] | 10,000 | 0.004 | 3 | 0.00 |
| R C Cornick | 4,400 | 0.002 | — | — |
| Rt Hon Sir Malcolm Rifkind | 1,000 | 0.0004 | — | — |
| D H Waters | 1,000 | 0.0004 | — | — |

Notes:

(1) Messrs Rattray, Irby and Weaver hold 100, 31 and 6 respectively of the 2007 Bonds totalling in aggregate a principal amount of £68,500.

(2) Based on the assumption that no share options are exercised under the Aberdeen Share Option Schemes and no awards made under the LTIP.

(3) Based on the assumption that the Placing and Open Offer is fully subscribed and no over-allotment is made.

(4) Includes Ordinary Shares issued to Directors under the LTIP, all of which have forfeiture conditions attached until fully vested under the LTIP.

4.3 As at 1 June 2005 (the latest practicable date prior to the publication of this document), the following options over Ordinary Shares have been granted to Directors of the Company under the Company's 1994 Executive Share Option Scheme and are outstanding:

| Director | Date of Grant | No. of Options | Exercise Price | Exercise Period |
|---|---|---|---|---|
| M J Gilbert. . . . . . . . . . . . | 9.7.98 | 50,000 | 121p | Jul 2003 to Jul 2008 |
| | 20.1.99 | 175,000 | 101p | Jan 2004 to Jan 2009 |
| | 8.12.99 | 240,000 | 261p | Dec 2004 to Dec 2009 |
| | 26.6.00 | 400,000 | 531p | Jun 2003 to Jun 2010 |
| | 5.6.01 | 200,000 | 585p | Jun 2004 to Jun 2011 |
| | 23.1.04 | 413,000 | 84p | Jan 2007 to Jan 2014 |
| A A Laing . . . . . . . . . . . . | 9.7.98 | 10,000 | 121p | Jul 2003 to Jul 2008 |
| | 20.1.99 | 150,000 | 101p | Jan 2004 to Jan 2009 |
| | 8.12.99 | 200,000 | 261p | Dec 2004 to Dec 2009 |
| | 11.6.03 | 89,000 | 59p | Jun 2006 to Jun 2013 |
| | 23.1.04 | 89,000 | 84p | Jan 2007 to Jan 2014 |
| W J Rattray . . . . . . . . . . . | 9.7.98 | 10,000 | 121p | Jul 2003 to Jul 2008 |
| | 20.1.99 | 75,000 | 101p | Jan 2004 to Jan 2009 |
| | 8.12.99 | 100,000 | 261p | Dec 2004 to Dec 2009 |
| | 26.6.00 | 75,000 | 531p | Jun 2003 to Jun 2010 |
| | 5.6.01 | 120,000 | 585p | Jun 2004 to Jun 2011 |
| | 23.1.04 | 144,000 | 84p | Jan 2007 to Jan 2014 |

4.4 As at 1 June 2005 (the latest practicable date prior to the publication of this document), the following awards over Ordinary Shares have been made to Directors of the Company under the LTIP, the full vesting of which is conditional upon the satisfaction of certain performance conditions stipulated in the LTIP rules:

| Director | Date of Grant | No. of Shares over which Award made |
|---|---|---|
| Martin James Gilbert . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6.05.05 | 140,000 |
| Andrew Arthur Laing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6.05.05 | 110,000 |
| William John Rattray. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6.05.05 | 110,000 |

4.5 No Director of the Company has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Company which was effected by the Company during the current or immediately preceding financial year or was effected during an earlier financial year and remains in any respect outstanding or unperformed.

4.6 As at 1 June 2005 (being the latest practicable date prior to the publication of this document) and immediately following implementation of the Placing and Open Offer, in so far as is known to the Company, the following persons (excluding Directors of the Company) were interested directly or indirectly in 3 per cent. or more of the issued share capital of the Company (calculated exclusive of treasury shares) and based on the assumptions set out below:

| | Present(1) | | Following the Placing and Open Offer(2) | |
|---|---|---|---|---|
| | Number of Ordinary Shares | Percentage of issued Ordinary Share capital | Number of Preference Shares | Percentage of issued Preference Share capital |
| UBS Global Asset Management . . . . . . . . . . . . | 21,766,478 | 8.99 | — | — |
| Schroder Investment Management Limited. . . . . . . | 18,817,559 | 7.77 | — | — |
| Jupiter Asset Management . . . | 18,062,643 | 7.46 | — | — |
| Liontrust Asset Management . . | 12,068,333 | 4.99 | — | — |
| Legal & General Investment Management Limited. . . . . . . | 8,844,960 | 3.66 | — | — |
| J.P. Morgan Securities Ltd. . . . | 8,132,613 | 3.36 | — | — |

Notes:

(1) Based on the assumption that no share options are exercised under the Aberdeen Share Option Schemes.

(2) Based on the assumption that the Placing and Open Offer is fully subscribed and no over-allotment is made.

4.7 The Company is not aware of any person who can, will or could, directly or indirectly, jointly or severally, exercise control over the Company.

4.8 Save as disclosed, in this paragraph 4 and paragraph 7 below, no share or loan capital of the Company or any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option.

4.9 There are no outstanding loans granted by any member of the Group to any of the Directors of the Company nor is any guarantee provided by any member of the Group for the benefit of any of the Directors of the Company.

4.10 Details of those companies and partnerships of which the Directors have been directors or partners (excluding subsidiaries of such companies) at any time over the past five years preceding the date hereof are as follows:

**Charles Leonard Anthony Irby**

*Current Directorships*

North Atlantic Smaller Companies Investment Trust PLC, QBE Insurance Group Limited, Great Portland Estates PLC

*Previous Directorships*

Baring Brothers (Espana) SA, Baring Brothers (Italia) Srl, Baring CF Holdings Limited, Baring Brothers France SA, ING UK Corporate Finance Holdings Limited

**Roger Courtenay Cornick**

*Current Directorships*

River & Rowing Museum (Trading) Limited, River and Rowing Museum Foundation, The Independent Platform Limited, Openforum Financial Services Limited

*Previous Directorships*

Invesco Pensions Limited, Invesco Fund Managers Limited, Invesco Asset Management Limited, Perpetual PLC, Invesco Administration Services Limited

**Anita Margaret Frew**

*Current Directorships*

Victrex PLC, Securities Trust of Scotland Public Limited Company, Northumbrian Water Limited.

*Previous Directorships*

Abbott Mead Vickers Group Limited, The Gate Theatre Company Limited, Ergo-Id Limited, Frew, MacMaster Limited, Donmar Warehouse Projects Limited, Archant Regional Limited, NXT PLC, Archant Limited

**Rt. Hon. Sir Malcolm Rifkind**

*Current Directorships*

Abraxa Limited, Alliance Medical Holdings Limited, British Assets Trust PLC, Armorgroup International plc

*Previous Directorships*

Authorizor Inc., St Andrew Trust Public Limited Company, Ramco Energy PLC, F & C Emerging Markets Investment Trust PLC

**Donald Henry Waters**

*Current Directorships*

James Johnstone & Company of Elgin Limited, SMG plc

*Previous Directorships*

SMG Television Limited , The British Linen Company limited, Dawn Chorus (Holdings)

**Christopher Giles Herron Weaver**

*Current Directorships*

Charter Pan-European Trust PLC, Helical Bar PLC, Historic Houses Association, Isotron PLC, Investec High Income Trust PLC, Investec High Income Securities PLC, Investec High Income Trading Limited, James Finlay Limited, Anglo & Overseas Trust PLC, Isis Property Trust 2 Limited, Gartmore SICAV, Charter European Trust plc (in liquidation)

*Previous Directorships*

Charter Cash Fund Limited, Gartmore Capital Strategy Fund Limited, Euractions Management Limited, James Finlay Employees' Trustees Limited, Leander Consulting Limited, Mid-small Ark Plc, Murray Emerging Growth and Income Trust PLC

**Martin James Gilbert**

*Current Directorships*

Aberdeen Asian Smaller Companies Investment Trust PLC, Aberdeen Asia-Pacific Income fund Inc., Aberdeen Development Capital PLC, Aberdeen Global Income Fund, Inc., Aberdeen Emerging Asia Investment Trust Limited (in liquidation), Aberdeen Emerging Economies Investment Trust PLC (in liquidation), Aberdeen Football Club PLC, Aberdeen Global, Aberdeen Growth Opportunities VCT PLC, Aberdeen Growth Opportunities VCT 2 PLC, Aberdeen Growth VCT 1 PLC, ADC Zeros 2005 PLC, Balgranach Properties Limited, Bogey One Limited, Chaucer Holdings PLC, Firstgroup PLC, Fund Distribution Limited, Jersey Phoenix Trust Limited, Maryculter House Hotel Limited, Mountwest 480 Limited, New Asia (Isle of Man) Limited, Pointon York Nominees Limited, Primary Health Properties PLC, Templar Hotels Limited, The Enhanced Zero Trust Plc, Thefirstcall Limited, The London Market Fund PLC, The Turkey Trust Plc (in liquidation)

*Previous Directorships*

Aberdeen Convertible Income Trust PLC, Aberdeen Growth VCT II Limited (dissolved), Aberdeen International Fund PLC, Aberdeen Investment Services SA, Aberdeen Latin American Investment Trust PLC, Aberdeen New Thai Investment Trust PLC, Aberdeen Umbrella Cash Fund PLC, Broadgate Investment Trust PLC, Criterion Properties PLC, Easyfollow Limited, Grampian Country Food Group Limited, Grampian Enterprise Limited, Healthcare Reform Investment Trust PLC, Hillcrest Mews No 2 Limited, Lombard International Assurance SA, New City High Yield Trust plc, Phoenix-Aberdeen International Advisers LLC, Scottish Enterprise Grampian Limited, Scottish Medicine Limited, The Taverners Trust PLC

**William John Rattray**

*Current Directorships*

Aberdeen Warrants (Jersey) Limited

*Previous Directorships*

None

**Andrew Arthur Laing**

*Current Directorships*

Aberdeen Warrants (Jersey) Limited

*Previous Directorships*

Aberdeen Development Capital PLC, Aberdeen New Thai Investment Trust Plc, Atlantic Telecom Group PLC, Hayig Limited, Media Zeros Plc, The Media and Income Trust Plc

4.11 At the date of this document, none of the Directors has any unspent convictions in relation to indictable offences. No Director has previously been subject to any public criticism by any statutory or regulatory authorities (including recognised professional bodies) or has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company. No Director has been made bankrupt or has been the subject of an individual voluntary arrangement. There have been no receiverships, compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary liquidations or any composition or arrangement with its creditors generally or any class of its creditors of any company of which any Director was a director with an executive function at the time of, or within the 12 months preceding the date of, such event. There have been no compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships of which any Director was a partner at the time of, or within the 12 months preceding the date of, such event. There have been no receiverships of any asset of any Director or of a partnership of which any Director was a partner at the time of, or within the 12 months preceding the date of, such event

4.12 The total aggregate of the remuneration paid and benefits in kind granted to the Directors of the Company by the Company's group during the financial year ended 30 September 2004 was £1,226,000.

4.13 The estimated amount payable to the Directors by any member of the Aberdeen Group for the year ending 30 September 2005 (excluding bonuses) under the arrangements in force at the date of this document is £1,270,000.

4.14 Each of the executive directors of the Company has a service contract with the Company the principal features of which are set out below:

| | Date | Notice Period to be given by the Director | Notice Period to be given by the Company | Annual Salary |
|---|---|---|---|---|
| M J Gilbert . . . . . . . . . . . . . | 30/8/1996 | 6 months | 1 year | £400,000 |
| A A Laing . . . . . . . . . . . . . . | 30/8/1996 | 6 months | 1 year | £250,000 |
| W J Rattray . . . . . . . . . . . . . | 30/8/1996 | 6 months | 1 year | £180,000 |

The principal terms of the service contracts are that the executive directors have an annual salary review on 30 September in each year; are entitled to a discretionary annual bonus, participation in the pension scheme, life assurance scheme, permanent health insurance and private medical insurance, 30 days annual leave, payment for up to 180 days sick leave in any 12 calendar months; and are subject to 12 month post termination restrictive covenants against competing with the Aberdeen Group and solicitation of staff.

4.15 Each of the non-executive Directors are engaged under letters of appointment and do not have service contracts.

*JerseyCo*

4.16 The directors of JerseyCo, each of whose business address is 10 Queen's Terrace, Aberdeen AB10 1YG, their functions in relation to JerseyCo and their other principal activities at the date hereof are as follows:

| Name | Function | Principal outside activity |
|---|---|---|
| Andrew Arthur Laing MA LLB | Director | Executive Director of Aberdeen |
| William John Rattray MA CA | Director | Finance Director of Aberdeen |

Save as otherwise disclosed in this document, none of the directors holds any direct, indirect, beneficial or economic interest in any of the shares of JerseyCo. The directors of JerseyCo may engage in other activities and have other interests which may conflict with the interests of JerseyCo. As a matter of Jersey law, each director is under a duty to act honestly and in good faith with a view to the best interests of JerseyCo, regardless of any other directorships he/she may hold.

4.18 None of the directors of JerseyCo has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of JerseyCo which was effected by JerseyCo during the current or immediately preceding financial year or was effected during an earlier financial year and remains in any respect outstanding or unperformed.

4.19 Save for Bailhache Labesse Trustees Limited (and its nominees) as trustee of The St Martin Charitable Trust, JerseyCo is not aware, as at the date of this document, of any persons who could, directly or indirectly, jointly or severally, exercise control over JerseyCo.

4.20 Save for Bailhache Labesse Trustees Limited (and its nominees) as trustee of The St Martin Charitable Trust, JerseyCo is not aware of any person who is at the date of this document, or following the Placing and Open Offer will be, interested, directly or indirectly in 3 per cent. or more of the issued share capital of JerseyCo.

4.21 Save for the Jersey Preference Shares to be issued upon exercise of the Warrants, no share or loan capital of JerseyCo is under option or is agreed conditionally or unconditionally to be put under option.

4.22 There are no outstanding loans granted by JerseyCo to any of the directors of JerseyCo nor is any guarantee provided by JerseyCo for the benefit of any of the directors of JerseyCo.

4.23 Details of those companies and partnerships of which the directors of JerseyCo have been directors or partners in the last five years or of which they continue to be directors or partners (excluding subsidiaries of such companies), are as follows:-

**William John Rattray**

*Current Directorships*

Aberdeen Asset Management PLC

*Previous Directorships*

None.

**Andrew Arthur Laing**

*Current Directorships*

Aberdeen Asset Management PLC

*Previous Directorships*

Aberdeen Development Capital PLC, Aberdeen New Thai Investment Trust Plc, Atlantic Telecom Group PLC, Hayig Limited, Media Zeros Plc, The Media and Income Trust Plc

4.24 At the date of this document, none of the directors of JerseyCo has any unspent convictions in relation to indictable offences. None of the directors of JerseyCo has previously been subject to any public criticism by any statutory or regulatory authorities (including recognised professional bodies) or has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company. None of the directors of JerseyCo has been made bankrupt or has been the subject of an individual voluntary arrangement. There have been no receiverships, compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary liquidations or any composition or arrangement with its creditors generally or any class of its creditors of any company of which any of the directors of JerseyCo was a director with an executive function at the time of, or within the 12 months preceding the date of, such event. There have been no compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships of which any director of JerseyCo was a partner at the time of, or within the 12 months preceding the date of, such event. There have been no receiverships of any asset of any of the directors of JerseyCo or of a partnership of which any director of JerseyCo was a partner at the time of, or within the 12 months preceding the date of such event.

4.25 There are no existing or proposed service contracts in place between JerseyCo and any of the directors of JerseyCo.

## 5. Memorandum and Articles of Association

5.1 *Aberdeen*

The Memorandum of Association of the Company provides that the Company's principal objects are to carry on the business of investment and financial managers, advisers and consultants. The objects of the Company are set out in full in clause 4 of its Memorandum of Association. The Articles (as amended by resolution dated 14 January 2000) contain, *inter alia*, provisions to the following effect:

*Voting Rights*

(i) Subject to any special terms as to voting upon which any Ordinary Shares may be issued or may for the time being be held, every holder of an Ordinary Share who, being an individual present in person or, being a corporation, is present by a duly authorised corporate representative shall have one vote on a show of hands and, on a poll, every such holder present shall have one vote for every Ordinary Share of which it is the registered holder.

(ii) The duly authorised representative of a corporate member may exercise the same powers on behalf of that corporation as it could exercise if it were an individual member. On a poll, votes may be made in person or by proxy.

(iii) A member is not entitled to vote in respect of any share unless all calls or other moneys due and payable by it in respect of those shares in the Company have been paid.

*Suspension of Rights*

Where a member or any other person who appears to be interested in shares held by a member has been duly served with a notice under section 212 of the Companies Act and, having failed to supply the Company with the information thereby required, or having supplied information which in the opinion of the directors is false or misleading in any material respect, within the period specified in such notice (being not less than 14 days where such shares represent at least 0.25 per cent. of their class and, in any other case, 28 days from the date of service of such notice), is served with a disenfranchisement notice:

(i) such member shall not be entitled to attend meetings or vote or to exercise any other right conferred by membership in relation to meetings; and

(ii) where such shares represent at least 0.25 per cent. in nominal value of their class:

  (a) any dividends or other sums payable in respect of capital in respect of such shares may be withheld (except on a winding up of the Company); and

  (b) no transfer, other than an approved transfer, of shares held by the member shall be registered unless the member can establish that he is not in default in supplying the information or that no person in default in supplying the information is interested in the shares. An approved transfer is defined in the Articles as a transfer pursuant to acceptance of an offer made to all holders of shares or any class of shares, a transfer through the London Stock Exchange or any recognised stock exchange or recognised clearing house or any stock exchange or market outside the UK in which the Company's shares are normally traded or a transfer which is shown to the satisfaction of the Board (as defined in the Articles) to be made in consequence of a bona fide sale of the whole of the beneficial interest in the shares in question to a person who is unconnected with the holder of such shares and with any other person appearing to be interested in such shares. Such disentitlement will apply only for so long as the notice from the Company has not been complied with and unless otherwise determined by the Board for a period of one week thereafter.

*Dividends*

(i) Subject to the Companies Act and any other UK statute concerning companies registered in the UK for the time being in force (together "**the Statutes**"), the Company may by ordinary resolution declare dividends to be paid out of profits available for distribution to members according to their rights and priorities but no dividend shall be declared in excess of the amount recommended by the Board. Subject to the Statutes, the Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the profits available for distribution.

(ii) Except insofar as the rights attaching to, or the terms of the issue of, any share otherwise provide, all dividends shall be declared and paid pro rata according to the amounts paid or credited as paid up (other than in advance of calls) on the shares during any portion or portions of the period in respect of which the dividend is paid. All dividends unclaimed for a period of 12 years from the date of declaration shall be forfeited and shall revert to the Company.

(iii) The Board may, if authorised by an ordinary resolution of the Company, pay dividends wholly or partly *in specie* and dividends may be satisfied in whole or in part by the distribution amongst holders of debentures or other securities of the Company or of any other company.

*Distribution of Assets on a Winding-Up*

(i) On a winding-up of the Company (whether voluntary, under supervision or by the court), the liquidator may, with the sanction of an extraordinary resolution of the Company and subject to the Insolvency Act 1986, divide among the members of the Company in specie the whole or any part of the assets of the Company, and vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as the liquidator, with the like sanction, shall determine.

(ii) The surplus assets of the Company available for distribution on a winding-up shall be applied first in repaying the holders of Ordinary Shares the nominal value of the Ordinary Shares held by them; and then, in distributing the remaining assets to the holders of Ordinary Shares pro rata to the amounts paid up on such shares.

*Transfer of Shares*

Any member may transfer all or any of his shares by an instrument of transfer in standard form or in such other form as the Board may approve. Notwithstanding this, the Board may adopt procedures for transferring shares without a written instrument providing such procedures are in accordance with the

Statutes and the Articles. The instrument of transfer shall be executed by or on behalf of the transferor and (in the case of a partly paid share) by or on behalf of the transferee. There is no restriction on the registration of a transfer of shares provided the transfer:

(i) is duly stamped and lodged at the office of the registrars of the Company or such other place as the Board may direct, accompanied by the relevant share certificate(s) and such other evidence of the right of the transferor to make the transfer as the Board may reasonably require;

(ii) is in respect of only one class of share;

(iii) is in favour of not more than four transferees;

(iv) is in respect of a fully paid share; and

(v) is in respect of a share on which the Company does not have a lien.

If any of the above conditions is not complied with, the Board may refuse to register the transfer in question. The Board may, in its absolute discretion and without assigning any reason therefor, refuse to register any transfer of shares, all or any of which are not fully paid provided that where any such shares are admitted to listing on the Official List, such discretion may not be exercised in such a way as to prevent dealings in the shares from taking place on an open and proper basis.

*Variation of Rights*

Whenever the capital of the Company is divided into different classes of shares, subject to the Statutes, the rights attached to any class may be varied or abrogated, either with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of the affected class or with the sanction of an extraordinary resolution passed at a separate meeting of such holders. The quorum at any such general meeting is two persons personally present holding or representing by proxy at least one-third of the capital paid up on the issued shares of the class in question and, at any adjourned meeting, the quorum is one holder present in person or by proxy. Any holder of shares of the class in question present in person or by proxy may demand a poll. Every holder of shares of the class in question shall, on a poll, be entitled to one vote for every share of the class held by him. The rights or privileges attaching to any class of shares shall not, subject to the terms on which such shares may be issued, be deemed to be varied or abrogated by the creation or issue of new shares ranking *pari passu* with those already issued.

*Share Capital and Changes in Capital*

(i) Subject to the provisions of the Statutes and without prejudice to any special rights previously conferred on the holders of any existing shares, any share may be issued with such rights or restrictions as the Company may from time to time determine by ordinary resolution or, if the Company has not so determined (but in the case of unclassified shares only), as the Board may determine. Subject to the provisions of the Statutes, the Company may issue redeemable shares. Subject to the provisions of the Statutes, the power of the Company to allot and issue shares shall be exercised by the Board at such time, for such consideration and upon such terms and conditions as the Board may determine.

(ii) The Company may by ordinary resolution increase its share capital, consolidate its share capital into shares of larger amount and, subject to the provisions of the Statutes, sub-divide its shares or any of them into shares of smaller amount, cancel any shares which, at the date of the passing of the resolution, have not been subscribed for or agreed to be subscribed for by any person, and diminish the amount of its authorised share capital by the amount of the shares so cancelled.

(iii) Subject to the Statutes and to any confirmation or consent required by law, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

(iv) Subject to the provisions of the Statutes and to the rights attached to any class of shares, the Company may purchase all or any of its own shares of any class.

*Directors*

(i) Save as mentioned below, a director shall not vote at a meeting of the Board or of a committee of the Board on any matter in which he has, directly or indirectly, a material interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) or a duty which conflicts or may conflict with the interests of the Company. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(ii) A director shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(a) the giving of any guarantee, security or indemnity to him in respect of money lent to or an obligation incurred by him at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings, for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning the director in question being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of shares, debentures or other securities by the Company or any of its subsidiary undertakings for subscription or purchase;

(d) any proposal concerning any other company in which the director in question is interested, directly or indirectly, and whether as an officer or shareholder or otherwise howsoever, provided that the director in question does not to his knowledge hold an interest in shares (as that term is used in Part VI of the Companies Act) representing 1 per cent. or more of either any class of the equity share capital of such company or of the voting rights available to members of such company (any such interest being deemed to be a material interest in all circumstances);

(e) any proposal concerning any scheme or arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which benefits the director in question in a similar manner to such employees and which does not accord to such director any privilege or benefit not awarded to employees to whom such scheme or arrangement relates;

(f) any proposal concerning any insurance which the Company is empowered to purchase and/or maintain for the benefit of any directors of the Company.

(iii) Subject to the Statutes and provided that the director has disclosed to the Board the nature and extent of any material interest, a director:

(a) may be a party to or otherwise directly or indirectly interested in any transaction or arrangement with the Company (or in which the Company is otherwise interested) and may be a member or director or other officer of, any body corporate in which the Company is a member or is otherwise interested and shall not be accountable to the Company for any benefit which he derives from any such transaction, arrangement, office, or interest;

(b) may act in a professional capacity for the Company, for which he or she shall be entitled to remuneration.

(iv) The directors shall be paid such remuneration (by way of fee) for their services as may be determined by the Board, save that, unless otherwise approved by ordinary resolution of the Company in general meeting, the aggregate of the remuneration (by way of fee) of all the directors shall not exceed £300,000 per annum. The limit of £300,000 shall be increased each year in proportion to the increase (if any) in the Index of Retail Prices. The foregoing provisions shall not apply to the remuneration of any managing director or executive director whose remuneration shall be determined by the Board. The directors shall also be entitled to be repaid all travel, hotel and other expenses of traveling to and from Board meetings, committee meetings, general meetings or otherwise incurred while engaged on the business of the Company. Any director who, by request of the Board, performs special or extra services for any purposes on behalf of the Company may be paid such extra remuneration by way of a lump sum, participation in profits or otherwise as the Board may decide.

(v) The Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, to or for the benefit of any past director who held executive office or employment with the Company or with a body corporate which is or has been a subsidiary undertaking (or a predecessor in business of any of them) or to or for the benefit of any member of his family (including a spouse and a former spouse) or dependants.

(vi) All directors should submit themselves for re-election at the first opportunity after their appointment and should not remain in office for longer than three years since their last election or re-election without submitting themselves for re-election. The directors to retire by rotation shall be those who wish to retire and not offer themselves for re-election or those who have been in office since their last election for three or more years or, in the case of those who became or were re-elected directors on the same day, shall, unless they agree otherwise, be determined by lot. In so far as the number of directors retiring as calculated above and excluding those retiring (as provided below) is less than one-third of the directors or if their number is not three or a multiple of three the nearest to but not exceeding one third of the directors who have been longest in office shall also retire. Any director appointed by the Board shall hold office only until the next annual general meeting, when he or she shall be eligible for election, but shall not be taken into account in determining the directors to retire by rotation at that meeting.

(vii) Subject to the Companies Act, every director shall retire at the first annual general meeting after the date of his or her 70th birthday but shall then be eligible for re-election for the period from that annual general meeting until the end of the next following annual general meeting. Any such retiring director shall be eligible for re-election for the period from that subsequent term or terms but on each occasion until the end of the next following annual general meeting after the date of his or her re-election.

(viii) Unless and until otherwise determined by ordinary resolution of the Company, the directors (other than alternate directors) shall not be less than two and there is no maximum number.

(ix) A director shall not be required to hold any qualification shares of the Company.

*Borrowing Powers*

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) including uncalled capital and, subject to the Statutes, to issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party provided that the Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (so far as the Board is able in the case of the Company's subsidiary undertakings) that the aggregate amount for the time being outstanding of all borrowings by the Aberdeen Group shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to four times the adjusted total of the capital and reserves of the Aberdeen Group as calculated in accordance with the Articles.

*Untraced Shareholders*

Subject to various notice requirements, the Company may sell at the best price reasonably obtainable any share owned by any shareholder provided that, for a period of 12 years, at least three dividends on those shares have become payable and no cheque, warrant or order in respect thereof has been cashed and the Company has received no indication either of the whereabouts or of the existence of the shareholder.

5.2 *JerseyCo*

The terms of the Jersey Preference Shares are contained in the JerseyCo Articles which will be adopted by JerseyCo prior to the issue of any Warrants. Holders of the Jersey Preference Shares will also have the benefit of, will be bound by, and will be deemed to have notice of, all the provisions of the JerseyCo Articles and the Deed Poll. The Jersey Preference Shares, which will be issued in registered form, will be issued upon exercise of the Warrants as described in the Warrant Terms set out in Part 4 of this document.

Words and/or provisions defined in the Warrant Terms have the same meanings in this paragraph 5.2 unless the context otherwise requires. The JerseyCo Articles contain, *inter alia*, provisions to the following effect:

*Share Capital*

The share capital of JerseyCo is divided into 2 issued Founders' Shares of no par value ("Founders' Shares") and an unlimited number of exchangeable redeemable A preference shares of no par value ("Jersey A Preference Shares") and exchangeable redeemable B preference shares of no par value ("Jersey B Preference Shares" and together the "Jersey Preference Shares").

*Jersey Preference Shares*

Jersey Preference Shares will be issued on exercise of Warrants pursuant to the Warrant Terms.

The Jersey A Preference Shares will be issued at an amount to be determined in accordance with the following formula (the "A Issue Price"):

$$\text{A Issue Price} = \frac{A \times B}{C}$$

where:

A = £1,000

B = the A Exercise Amount (as defined below)

C = The total number of Ordinary Shares which JerseyCo is required to procure are issued in respect of each Warrant, which shall be determined by dividing £1,000 by the Exchange Price on the A Exercise Date ("the Exercise Amount") (as defined in section B of Part 4 of this document).

The Jersey B Preference Shares will be issued at an amount to be determined by subtracting the A Issue Price from £1,000 (the "B Issue Price").

"A Exercise Amount" is the number of Ordinary Shares which JerseyCo shall procure are issued following the exercise of an A Share Exchange Call, which shall be determined in accordance with the following formula:

$$\text{A Exercise Amount} = \frac{A \times B}{C}$$

where:

A = the Exercise Amount.

B = Shall be such number as shall be determined by the Company and notified by the Company to Warrantholders no later than 10 August 2005 (the "**Notification Date**") as would ensure that, if all Warrant Rights were exercised on the Notification Date, the number of Ordinary Shares that would fall to be issued would not be greater than 20 per cent. of the total number of ordinary shares of the Company in issue immediately prior to such point.

C = the number of issued Warrants as at the Notification Date

save that the resultant number shall be rounded down to the nearest whole Ordinary Share.

"A Share Exchange Call" is the right of the holder of a Jersey A Preference Share arising from the exericse of an A Warrant Right to exchange such Jersey A Preference Shares for Ordinary Shares.

*Dividends*

No dividends shall be payable on Jersey Preference Shares. The Founders' Shares confer upon the holder thereof the right to receive any profits of JerseyCo available for distribution after all of the Jersey Preference Shares in issue have been redeemed in full.

The obligations of JerseyCo to pay dividends are subject to applicable law in Jersey.

*Capital*

On a winding-up of JerseyCo or other return of capital (other than a purchase or redemption of any Jersey Preference Share or any share of any other class of redeemable shares), the holders of the Jersey A Preference Shares shall be entitled in priority to any payment to the holders of the Founders' Shares, and *pari passu* with the holders of the Jersey B Preference Shares, to receive an amount in respect of each Jersey A Preference Share equal to the A Issue Price, and the holders of the Jersey B Preference Shares shall be entitled in priority to any payment to the holders of the Founders' Shares and *pari passu* with the holders of the Jersey A Preference Shares, to receive an amount in respect of each Jersey B Preference Share equal to the B Issue Price. Thereafter the holders of the Jersey Preference Shares will have no right or claim to any of the remaining assets of JerseyCo and will not be entitled to any further participation in such return of capital. Subject thereto, the holder of each Founders' Share shall be entitled to repayment of the amount of capital paid up thereon and thereafter any surplus assets then remaining shall be distributed *pari passu* among the holders of the Founders' Shares, in proportion to the amounts paid up thereon.

*Redemption*

(a) Subject to applicable law in Jersey, JerseyCo shall redeem all the Jersey A Preference Shares for cash at the A Issue Price and all the Jersey B Preference Shares for cash at the B Issue Price forthwith upon their respective allotment and issue, save that any Jersey Preference Shares in respect of which the Share Exchange Call has been exercised or is deemed to have been exercised shall not be redeemed forthwith pursuant to the foregoing but may be redeemed for cash at their relevant issue price at any time after the first transfer of the same into the name of the Company or its nominee on any date specified by the holder for the time being in any notice (which may be a standing notice) given by the holder to JerseyCo requiring such redemption either forthwith or on any subsequent date.

(b) On redemption of a Jersey Preference Share, JerseyCo will cancel the Jersey Preference Share and any certificate relating thereto.

*Share Exchange Call*

If Warrant Rights are exercised in respect of the Warrants, JerseyCo will procure that the Jersey Preference Shares issued in respect thereof will be exchanged immediately for Ordinary Shares on or as of the relevant Exercise Date ("Share Exchange Call"). A summary of the provisions of the Articles of JerseyCo in this respect is set out in the Warrant Terms in Part 4 of this document under the heading entitled "Exercise of Warrants – Provisions as to Share Exchange".

*Voting and General Meetings*

(a) Founders' Shares shall entitle the holders thereof to receive notice of and to attend and vote at every general meeting of JerseyCo. Jersey Preference Shares shall not entitle the holders thereof to receive notice of general meetings of JerseyCo or to attend or vote thereat.

(b) Whenever the holders of shares are entitled to vote at a general meeting of JerseyCo, on a poll every holder of Founders' Shares who (being an individual) is present in person or by proxy or (being a corporation) is present by representative or by proxy shall have one vote in respect of each such share registered in the name of such holder.

*Transfers*

Any Jersey Preference Share in respect of which the Share Exchange Call has been or is deemed to have been exercised shall forthwith upon allotment and issue of the same be transferred to the Company or its nominee in exchange for the issue to the holder thereof of that number of fully paid Ordinary Shares to which he is entitled upon the exercise (or deemed exercise) of the Share Exchange Call. Any such transfer shall be effected by JerseyCo (or a person appointed for this purpose by JerseyCo) as agent for the holder thereof and JerseyCo (or a person appointed for this purpose by JerseyCo) is authorised by such holder to execute all such documents and do all such things as may be necessary properly to effect the same, without any cost or liability to, or any further action required by, the holder.

*Variation of Rights*

(a) Subject to the provisions of the Companies (Jersey) Law 1991, as amended, all or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not JerseyCo is being wound-up) be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of the JerseyCo Articles as to general meetings of JerseyCo shall *mutatis mutandis* apply to any such separate general meeting, but so that the necessary quorum shall be two or more persons holding or representing by proxy not less than one-third of the issued shares of the class, that every holder of shares of the class shall be entitled, on a poll, to one vote for every share of the class held by him, that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of the holders one or more holders present in person or by proxy (whatever the number of shares held by him or them) shall be a quorum.

(b) The rights attached to the Jersey Preference Shares shall be deemed to be varied by (a) the creation or issue of any shares ranking in priority to them on a reduction of capital or on a winding-up, (b) any allotment of shares pursuant to a capitalisation of a stated capital account of JerseyCo, or (c) any reduction in the authorised share capital of JerseyCo, or any uncalled liability in respect thereof.

(c) Subject to the provisions of paragraph (b) above, the rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

*Directors*

The directors of JerseyCo may exercise all the powers of JerseyCo to borrow money (including the power to borrow for the purpose of redeeming shares) and hypothecate, mortgage, charge, pledge or create a security interest over its undertaking, property and assets or any part thereof and to issue debentures, debenture stock or other securities, whether outright or as collateral security for any debt liability or obligation of JerseyCo or of any third party.

## 6. Aberdeen Bonds

### 6.1 *Summary of the Terms of the 2007 Bonds*

The Company issued £100 million 5.875 per cent. convertible bonds due 2007 (the "**2007 Bonds**") on 14 January 2002. The 2007 Bonds are convertible into fully paid Ordinary Shares at the option of the holders at any time until 7 January 2007 at an initial conversion price of 520 pence, subject to adjustment in certain circumstances. There are now £99,997,000 in principal amount of 2007 Bonds in issue convertible into a maximum of 19,199,424 Ordinary Shares, of which JP Morgan holds £76,155,000 in principal amount. Unless previously redeemed, purchased and cancelled or converted, the Bonds are redeemable on 14 January 2007 at their principal amount. A summary of the terms of the 2007 Bonds is set out below.

In addition to defined terms within this document, certain defined terms used in this paragraph 6 reflect those used in the Trust Deed ("**Trust Deed**") described below.

(a) *Date and Parties*

The Trust Deed was entered into on 14 January 2002 between (1) Aberdeen and (2) JP Morgan Chase Bank (the "**Trustee**").

(b) *Amount of the Original Bonds and Covenant to Pay*

The aggregate principal amount of the Original Bonds is limited to an amount not exceeding £100,000,000. Aberdeen has undertaken to, on any date when the 2007 Bonds become due to be redeemed in accordance with the Trust Deed or the conditions, unconditionally pay to or to the order of the Trustee in pounds sterling in same day funds an amount equal to the principal amount of the 2007 Bonds becoming due for redemption on that date (together with interest, if any, in accordance with the conditions) and will until such payment unconditionally pay to or to the order of the Trustee as aforesaid interest on the aggregate principal amount of the 2007 Bonds outstanding.

(c) *Status*

The 2007 Bonds and coupons constitute direct, unconditional, unsubordinated and unsecured obligations of Aberdeen and shall at all times rank *pari passu* and without any preference among themselves. The payment obligations of Aberdeen under the 2007 Bonds and coupons shall at all times rank at least equally with all its other present and future unsecured and unsubordinated obligations.

(d) *Negative Pledge*

So long as any 2007 Bond or coupon remains outstanding Aberdeen will not create or permit and will procure that no other person creates or permits to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of its undertaking, assets or revenues present or future to secure any present or future indebtedness in the form of, or represented by, bonds, notes, debentures, loan stock or other securities which are for the time being or are capable of being, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other securities market, or any guarantee of, or indemnity in respect thereof.

(e) *Interest*

The 2007 Bonds bear interest from 14 January 2002 (the "**Closing Date**") at the rate of 5.875 per cent per annum of the principal amount thereof payable semi-annually in equal instalments in arrears on 14 January and 15 July in each year (each an "**Interest Payment Date**") the first such Interest Payment Date being 14 July 2002.

(f) *Redemption, Purchase and Cancellation*

(i) *Final Redemption*

Unless previously purchased and cancelled, redeemed or converted, the 2007 Bonds will be redeemed at their principal amount (together with unpaid accrued interest to such date) on 14 January 2007.

(ii) *Redemption at the Option of Aberdeen*

On giving not less than 30 or more than 90 days' notice to the Trustee and the 2007 Bondholders, Aberdeen may redeem all but not some only of the 2007 Bonds for the time being outstanding at their principal amount together with interest accrued to the date fixed for redemption (i) at any time on or after 28 January 2005 provided that the middle market quotation of an Ordinary Share as derived from the Relevant Stock Exchange on at least 20 dealing days within any 30 day period commencing on or after 15 December 2004 and ending on the fourteenth day prior to the date on which the relevant Redemption Notice is given to holders of 2007 Bonds shall have been at least 130 per cent of the Conversion Price in effect (or deemed to be in effect) on such dealing day or (ii) at any time, if prior to the date of such notice, Conversion Rights (as referred in paragraph 6.1(i) shall have been exercised and/or purchased.

(iii) *Redemption at the Option of the Bondholders*

If an offer is made to all shareholders of Aberdeen to acquire the whole or part of the issued ordinary share capital of Aberdeen such that Aberdeen becomes aware that the right to cast more than 50 per cent of the votes which may ordinarily be cast on a poll at a general meeting of Aberdeen will become vested in the offeror (a "**Relevant Event**"), the holder of each 2007 Bond will have the right to require Aberdeen to redeem that 2007 Bond at its principal amount together with accrued interest. To exercise such right, the holder of the relevant 2007 Bond must present such 2007 Bond at the specified office together with a duly completed and signed notice of exercise by not later than 60 days following a Relevant Event, or if later, 60 days following the date upon which notice thereof is given to holders of 2007 Bonds by Aberdeen. Aberdeen shall give notice to holders of 2007 Bonds by not later than 14 days following the first day on which it becomes aware of the occurrence of a Relevant Event, which notice shall specify the procedure for exercise by holders of their rights to require redemption of the 2007 Bonds.

(g) *Payment after Default and Trustee's Conversion*

At any time after a Potential Event of Default or an Event of Default has occurred the Trustee may by notice in writing to Aberdeen and the Agents, require the Agents to act thereafter as agents of the Trustee in relation to payments to be made by or on behalf of the Trustee under the provisions of the Trust Deed and the 2007 Bonds *mutatis mutandis* on the terms of the Paying, Transfer, Conversion and Exchange Agency Agreement and thereafter to hold all 2007 Bonds and Coupons and all moneys, documents and records held by them in respect of 2007 Bonds and Coupons to the order of the Trustee.

(h) *Further Issues*

Aberdeen may from time to time without the consent of the holders of 2007 Bonds create and issue further Bonds, or debentures having the same terms and conditions in all respects as the 2007 Bonds (or in all respects except for the first payment of interest on them) and so that such further Bonds shall be consolidated and form a single series with the 2007 Bonds or any further Bonds.

(i) *Conversion*

The holder of each 2007 Bond will have the right (the "**Conversion Right**") in respect of each 2007 Bond to convert the conversion amount of each £500 principal amount of each 2007 Bond into registered Ordinary Shares, credited as fully paid. The initial conversion price is 520 pence per share subject to adjustment in certain circumstances at any time from 24 February 2002 to the seventh day prior to 14 January 2007.

(j) *Conversion on Redemption*

The Trustee may, at its absolute discretion, within the period commencing on the date six days immediately prior to 14 January 2007, elect by notice in writing to Aberdeen to exercise Conversion Rights in respect of the aggregate principal amount of 2007 Bonds due for redemption on such date and in respect of which Conversion Rights have not been exercised including all such registered 2007 Bonds if all necessary consents (if any) have been obtained and the Trustee is satisfied or is advised by an independent investment bank of international repute in London appointed by the Trustee that the net proceeds of an immediate sale of the Shares arising from exercise of such Conversion Rights would be likely to exceed by five per cent or more the amount of redemption moneys and interest which would otherwise be payable in respect of such unexercised 2007 Bonds.

(k) *Provisions for meetings of holders of 2007 Bonds*

The Trust Deed contains provisions for convening meetings of holders of 2007 Bonds to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of the terms and conditions or the provisions of the Trust Deed. The quorum at any such meeting convened to consider an Extraordinary Resolution will be one or more persons holding or representing a clear majority in principal amount of the 2007 Bonds for the time being outstanding, or at any adjourned meeting one or more persons being or representing holders of 2007 Bonds whatever the principal amount of 2007 Bonds so held or represented, provided that if the business of such meeting includes consideration of proposals, *inter alia*, to modify the terms relating to status, conversion and the currency, amount (but not to increase such amount) and due date of payment of redemption moneys and interest or other amounts in respect of the 2007 Bonds, then the necessary quorum will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the principal amount of the 2007 Bonds for the time being outstanding. An Extraordinary Resolution duly passed in accordance with the provisions of the Trust Deed at any meeting of holders of 2007 Bonds will be binding on all holders of 2007 Bonds, whether or not they are present at the meeting and whether or not they vote in favour, and all Couponholders.

6.2 *Summary of the Terms of the 2010 Bonds*

Aberdeen issued £26,570,000 4.50 per cent. convertible bonds due 2010 (the "**2010 Bonds**") on 10 March 2005. The 2010 Bonds are convertible into fully paid Ordinary Shares at the option of the holders at any time until close business on 3 March 2010 at an initial conversion price of 150 pence, subject to adjustment in certain circumstances. Unless previously redeemed, purchased and cancelled or converted, the 2010 Bonds are redeemable on 10 March 2010 at their principal amount. A summary of the terms of the 2010 Bonds is set out below. The defined terms used in this paragraph 6.2 reflect those used in the Trust Deed relating to the 2010 Bonds described below ("Trust Deed").

(a) *Date and parties*

A trust deed was made the 10 March 2005 between (1) Aberdeen and (2) The Law Debenture Trust Corporation p.l.c. ("**Trustee**")

(b) *Form and Denomination*

The Bonds are in bearer form only.

(c) *Interest*

The 2010 Bonds bear interest from 10 March 2005 at the rate of 4.50 per cent. per annum payable semi-annually in arrear on 10 March and 10 September in each year, commencing on 10 September 2005.

(d) *Status*

The 2010 Bonds constitute unsubordinated and unsecured obligations of Aberdeen ranking *pari passu* without any preference amongst themselves and at least *pari passu* with all other unsecured and unsubordinated obligations of Aberdeen, present and future, other than any obligations preferred by mandatory provisions of applicable law.

(e) *Negative Pledge*

So long as any 2010 Bond or Coupon remains outstanding (as defined in the Trust Deed):

(i) Aberdeen will not create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest ("**Security**") upon the whole or any part of its undertaking, assets or revenues present or future to secure any Relevant Debt (as defined in Condition 3(b) of 2010 Bonds), or any guarantee of, or indemnity in respect of, any Relevant Debt;

(ii) Aberdeen will procure that no other person creates or permits to subsist any Security upon the whole or any part of the undertaking, assets or revenues present or future of that other person to secure any Relevant Debt or any guarantee of or indemnity in respect of any Relevant Debt of Aberdeen or any of its Subsidiaries; and

(iii) Aberdeen will procure that no person gives any guarantee of, or indemnity in respect of, any Relevant Debt of Aberdeen or any of its Subsidiaries unless, at the same time or prior thereto, Aberdeen's obligations under the 2010 Bonds, the Coupons and the Trust Deed (1) are secured equally and rateably therewith or benefit from a guarantee or indemnity in substantially identical terms thereto, as the case may be, in each case to the satisfaction of the Trustee, or (2) have the benefit of such other security, guarantee, indemnity or other arrangement as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the holders of 2010 Bonds or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the holders of 2010 Bonds.

(f) *Redemption, Purchase and Cancellation*

(i) *Final Redemption*

Unless the 2010 Bonds have been previously purchased and cancelled, redeemed or converted, the 2010 Bonds will be redeemed by Aberdeen on 10 March 2010 (the "**Final Maturity Date**") at their principal amount.

(ii) *Redemption at the Option of Aberdeen*

Aberdeen may redeem the 2010 Bonds at their principal amount together with accrued interest, in whole but not in part, (i) at any time on or after 10 March 2008 if on each of not less than 20 dealing days in any period of 30 consecutive dealing days ending not earlier than the fifth dealing day prior to the date on which the notice of redemption is given to the holders of 2010 Bonds, the closing mid-market price of an Ordinary Share as derived from the Relevant Stock Exchange shall have been at least 130 per cent. of the Conversion Price in effect (or deemed to be in effect) on such dealing day; or (ii) at any time if, prior to the date of the giving of notice of such redemption, 90 per cent. or more in principal amount of the Bonds originally issued have been converted, redeemed or purchased and cancelled.

(iii) *Redemption at the Option of the holders of 2010 Bonds*

Bondholders may require Aberdeen to redeem their 2010 Bonds at their principal amount, together with interest accrued (if any) to the date fixed for redemption for a period of 60 days following a change of control constituting a Relevant Event or, if later, for a period of 60 days following the date on which notice of a Relevant Event is given to holders of 2010 Bonds.

(g) *Conversion*

Each 2010 Bond shall entitle the holder (such right a "**Conversion Right**") (i) to convert such 2010 Bond to the extent of the Conversion Amount (as at the relevant Conversion Date) of such 2010 Bond into Ordinary Shares; and (ii) to redeem such 2010 Bond for cash to the extent of the Cash Settled Amount (as at the relevant Conversion Date) of such 2010 Bond at the Redemption Price at any time on or after 20 April 2005 to the close of business (at the place where the relevant 2010 Bond is deposited for conversion) on the seventh day prior to the Final Maturity Date.

"**Conversion Amount**" means, in respect of each £10,000 in principal amount of 2010 Bonds in respect of which Conversion Rights are exercised, £6,667 (representing in aggregate 11,809,479 Ordinary Shares at the initial Conversion Price), or such greater amount pursuant to any notice given by the Company as provided in Condition 5(a) provided that the aggregate of the Conversion Amount and the Cash Settled Amount in respect of each £10,000 principal amount of the 2010 Bonds shall at all times equal £10,000.

"**Cash Settled Amount**" means, in respect of each £10,000 in principal amount of 2010 Bonds in respect of which Conversion Rights are exercised, £3,333 (representing in aggregate 5,903,854 Ordinary Shares at the initial Conversion Price), or such lesser amount pursuant to any notice given by Aberdeen as provided in Condition 5(a) provided that the aggregate of the Cash Settled Amount and the Conversion Amount in respect of each £10,000 principal amount of Bonds shall at all times equal £10,000.

Conversion Rights may be exercised at any time from 20 April 2005 to the close of business (at the place where the relevant bond is deposited for conversion) on (i) the date falling seven days prior to the Final Maturity Date (both dates inclusive) or (ii) if the 2010 Bonds are called for redemption prior to the Final Maturity Date, the seventh day prior to the relevant date fixed for redemption.

The initial "**Conversion Price**" is £1.50 per Ordinary Share and is subject to adjustment including in the case of a Capital Distribution, and, in the event of a change of control constituting a Relevant Event, the Conversion Price will be adjusted for a specified period

(h) *Lock-up*

Aberdeen has undertaken that for a period of 90 days from 16 February 2005 it will not, *inter alia*, issue or sell any Ordinary Shares or securities convertible into, or exchangeable for, Ordinary Shares without the prior written consent of J.P. Morgan Securities Ltd., the joint lead manager in respect of the 2010 Bonds.

(i) *Provisions for meetings of holders of 2010 Bonds*

The Trust Deed contains provisions for convening meetings of holders of 2010 Bonds to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any conditions relating to 2010 Bonds or the provisions of the Trust Deed. The quorum at any such meeting convened to consider an Extraordinary Resolution will be one or more persons holding or representing a clear majority in principal amount of the 2010 Bonds for the time being outstanding, or at any adjourned meeting one or more persons being or representing holders of 2010 Bonds whatever the principal amount of 2010 Bonds so held or represented, provided that if the business of such meeting includes consideration of proposals, *inter alia*, to modify the terms relating to status, conversion and the currency, amount (but not to increase such amount) and due date of payment of redemption moneys and interest or other amounts in respect of the Bonds, then the necessary quorum will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the principal amount of the 2010 Bonds for the time being outstanding. An Extraordinary Resolution duly passed in accordance with the provisions of the Trust Deed at any meeting of holders of 2010 Bonds will be binding on all holders of 2010 Bonds, whether or not they are present at the meeting and whether or not they vote in favour, and on all holders of Coupons.

## 7. Aberdeen Share Option Schemes

### 7.1 Summary of the Terms of the 1994 Executive Share Option Scheme

*Eligible Employees*

Full time directors or employees of the Company or any other company of which the Company has control and which is for the time being nominated by the Board (for the purposes of this paragraph 7.1 "**Eligible Employees**") may participate in the scheme, subject to invitation being made by the Board (or by the remuneration committee of the Board). However, no option may be granted under the scheme to anyone within three years of retirement.

*Subscription Price*

The subscription price for Ordinary Shares in respect of which options may be granted is the higher of the nominal value of such shares and the market value thereof (being the average of the middle-market quotations for the three dealing days prior to the invitation).

*Grant of Options*

Applications for options may be invited, at the discretion of the Board (or the remuneration committee of the Board) from any Eligible Employee within six weeks after:

(aa) the date on which the Company's results are announced; or

(bb) the date of approval of the scheme by the Inland Revenue; or

(cc) the date of adoption of the scheme by the Company in general meeting.

*Performance Criteria*

Before an option can be exercised the remuneration committee of the Board will require to be satisfied that over a period of not less than three years commencing on the last preceding 30 September or 31 March before the date of grant of the option there has been an increase of not less than 5 per cent. per annum compound in the Company's earnings per share over the average movement in the stock markets in which the funds managed by the Company and its subsidiaries are invested. The movement in stock markets is measured by indices appropriate to the funds managed by the Company and its subsidiaries and shall be determined by the Remuneration Committee of the Board. The Company's earnings per share for the purpose of the performance criteria is determined by reference to the last preceding published annual or interim results of the Company. Such earnings per share shall be as defined by Financial Reporting Standard No. 14 but adjusted to remove the effects of:

(aa) gains or losses on the disposal of fixed assets or businesses;

(bb) costs of acquisition or of elimination of discontinued activities; and

(cc) reorganisation and other exceptional costs or exceptional income. The Board has discretion to alter the performance criteria, subject to the approval of the Inland Revenue.

*Exercise of Options*

No option may be exercised prior to the third anniversary (fifth anniversary for options issued prior to June 2000) of the date of its grant (although the option may be exercised earlier if the employee dies or ceases to be an employee through retirement or ill health). The option will expire on the tenth anniversary of its date of grant.

*Individual Limits*

No participant may be granted options in respect of shares having a value at the subscription price in excess of four times annual emoluments.

*Overall Limits*

The maximum number of shares available under all of the Company's share option schemes (including this scheme) during the period of 10 years prior to the date of grant of the option is the lower of 42,000,000 shares and 10 per cent. of the shares of the Company in issue at the relevant date of grant. No more than 3 per cent. of the share capital of the Company may be appropriated for options during the period of three years ending on the date of grant. The amount of share capital over which options may be granted under this scheme is five per cent. of the share capital of the Company at the date of grant.

*Take-overs and Liquidations*

The option holder may exercise his or her options within six months of a change of control or he may exchange options for new options in the acquiring company.

*Variation of Share Capital*

If the share capital of the Company is varied the rules of the scheme permit an alteration to the limits and to the subscription price in such manner as the auditors confirm to be fair and reasonable (and subject to the approval of the Inland Revenue).

*Amendments*

No amendments can be made without the approval of the Company in general meeting if it would be to the advantage of an individual member unless it would be, in the opinion of the Board (or the remuneration committee of the Board) a minor amendment to benefit the administration of the scheme.

7.2 **Summary of the Terms of the Share Incentive Plan**

*Plan Shares*

The plan provides:

(aa) for shares ("**Partnership Shares**") to be acquired on behalf of participating Eligible Employees (as defined below) out of sums deducted from their salary;

(bb) for Aberdeen to procure that shares ("**Matching Shares**") are appropriated to employees without payment in proportion to the Partnership Shares acquired by them;

(cc) for shares ("**Free Shares**") to be appropriated to participating Eligible Employees without payment; and

(dd) for shares ("**Dividend Shares**") where dividends paid by Aberdeen on any shares held in the plan on an employee's behalf are used to buy shares in the company;

(together knows as "**Plan Shares**").

*Acquisition of Plan Shares*

The directors may from time to time determine whether Eligible Employees shall, in a given tax year, or in, or in respect of, a given financial year, be offered the opportunity to acquire Partnership, Matching or Free Shares.

*Establishment of a trust*

Aberdeen shall establish a trust for the purposes of:

(aa) in the case of Free Shares and Matching Shares, acquiring shares and appropriating them to Eligible Employees in accordance with the plan;

(bb) in the case of Partnership Shares, holding partnership share money and applying it in acquiring shares on behalf of Eligible Employees in accordance with the plan;

(cc) in the case of Dividend Shares, acquiring such shares in accordance with the plan; and

(dd) holding in accordance with the plan all such shares so appropriated or acquired.

*Eligible Employees*

An individual shall be an Eligible Employee if:

(aa) he or she is then an employee of a Participating Company (as resolved by the Directors);

(bb) if, the Directors have specified a qualifying period in relation to eligibility on that occasion, he or she has, at all times during that qualifying period, been an employee of a qualifying company;

(cc) in relation to an appropriation of Free Shares, he or she has entered into a participation agreement; and

(dd) in relation to an appropriation of Free Shares or Matching Shares, he or she has not directed the trustee not to appropriate shares to him or her.

*Restrictions on acquisition of Plan Shares*

Shares shall not be acquired on behalf of, or appropriated to, any person on any day under the plan if he or she then has, or has at any time in the period of twelve months preceding that day had, a Material Interest in a Close Company (as defined in Schedule 8 of the Finance Act 2000) whose shares may be appropriated or acquired under the plan or a company which has control of such a company or is a member of a consortium which owns such a company.

*Termination of the Plan*

The Directors may at any time, by giving notice in writing to:

(aa) the Inland Revenue;

(bb) the trustee; and

(cc) each participant terminate the operation of the plan on and with effect from a date specified in such notice which is not earlier than 14 days after the date of such notice.

*Authority to issue shares*

The authority of the Directors to issue shares for the purposes of the plan expires on 11 January 2011.

*Number of shares to be issued*

The number of shares which may on any day be issued, or in respect of which the trustee may for the purposes of the plan be granted rights to subscribe for shares, when added to the number of shares which have been so issued or in respect of which rights to subscribe for shares have been granted (and, if not exercised, have not ceased to be exercisable) for the purposes of the plan or pursuant to any other employees' share scheme in the period of ten years ending on that day, shall not exceed 10 per cent. of the ordinary share capital of Aberdeen in issue on that day.

*Trustee's voting rights*

In relation to any matter on which the trustee has a right or opportunity as a member of Aberdeen to vote or to exercise any other rights, the trustee may, but shall not be obliged to, seek irrevocable directions from each participant as to the manner in which the trustee should exercise such rights in respect of a participant's Plan Shares. The trustee shall comply with such directions and if, before such time as may be specified in writing by the trustee, the trustee does not receive directions in such form as the trustee may specify (which may be in writing or electronic form) in respect of the exercise of voting or other rights attaching to any Plan Shares, then, the trustee shall refrain from exercising any such rights. The trustee shall not be entitled to vote on a show of hands on a particular resolution in respect of Plan Shares held on behalf of participants unless all directions received from those participants who have given directions in respect of that resolution are identical. The trustee shall not be under any obligation to call for a poll, and in the event of any poll the trustee shall in relation to Plan Shares vote only in accordance with the directions of participants.

### 7.3 Summary of the LTIP Plan

The LTIP was approved and adopted by Shareholders on 24 March 2005.

(i) *Administration*

(aa) The LTIP is administered by an independent professional trustee based in the Channel Islands ("the Trustee"). The Trustee, when exercising its discretion, will always have regard to the recommendations of the Remuneration Committee of Aberdeen.

(ii) *Participation*

(aa) All executive directors and senior executives are entitled to be considered for the grant of Awards (as defined in the LTIP rules) under the LTIP.

(bb) After due consideration, the Remuneration Committee will recommend to the Trustee the names of certain executive directors and other senior executives who are to be considered for participation in the LTIP. The Remuneration Committee will also recommend the maximum number of Ordinary Shares over which an Award may be made to any particular executive. When making its recommendations the Remuneration Committee will have regard to the guidelines issued by the Association of British Insurers.

(cc) After taking into account the recommendations of the Remuneration Committee, the Trustee will make Awards under the LTIP to selected executive directors and other senior executives. The Awards will be over a specified number of Shares.

(dd) Awards can normally only be made by the Trustee in the six week period following the adoption of the LTIP and thereafter only in the six week period following the announcement of the interim or final results of the Company to the London Stock Exchange. In exceptional circumstances, for example in order to facilitate the recruitment of a senior executive or if the Company is in a close period, Awards may be made outside these periods.

(iii) *Awards*

In order to provide the Remuneration Committee with flexibility, an Award made by the Trustee to an eligible participant may take one of two forms. In each case the rules of the LTIP will ensure that the participant does not acquire absolute ownership of the relevant Shares until the end of the Measurement Period and then only to the extent that the performance targets have been satisfied.

The Award may take one of the following forms:

(aa) a right to acquire a specified number of Shares. The right to acquire Shares would be exercisable following the end of the Measurement Period. The number of Shares which may be acquired by a participant in the LTIP will be determined by the performance of the Company over the relevant Measurement Period; or

(bb) the acquisition of Shares by a participant at the time the Award is made on terms which mean that the ownership of the Shares remains conditional during the relevant Measurement Period. The participant will not have absolute ownership of any of the Shares over which such an Award has been made until the end of the relevant Measurement Period and, as in the arrangement summarised in paragraph (iii) (aa) above, the participant will only acquire absolute ownership of any Shares to the extent that the performance targets have been satisfied.

It is expected that the Remuneration Committee will recommend to the Trustee that the Awards that are to be made following the adoption of the LTIP should take the form summarised in paragraph (iii)(bb) above. It is also expected that if the Trustee makes an Award in this form, even though the Shares held by the participants under the Award during the Measurement Period will not have vested completely, the participants in the LTIP will be entitled to receive any dividends paid on the Shares during the Measurement Period.

(iv) *Performance Targets and vesting*

The vesting of the Shares over which an Award has been made will be dependent upon the extent to which the performance targets have been satisfied. The performance target which will determine the extent to which any Award made under the LTIP will vest is to be based on the increase in the earnings per Share over the relevant Measurement Period being greater than the average movement in the stock markets in which the funds managed by Aberdeen and its subsidiaries are invested. For Awards to be made in 2005 and 2006 the following targets will apply. The Remuneration Committee will thereafter consider whether these targets remain appropriate and challenging. Any amendments to these targets in respect of intended Awards in later years will be included in the Remuneration Report for 2006.

(aa) if earnings per Share figure over the Measurement Period has increased by a percentage that is at least 5 per cent. per annum greater than the average movement in the stock markets over the same period then 30 per cent. of the Shares over which the award was initially made will vest and the participant will be entitled to acquire this number of Shares at the end of the Measurement Period;

(bb) if earnings per Share figure over the Measurement Period has increased by a percentage that is at least 10 per cent. per annum greater than the average movement in the stock markets over the same period then 100 per cent. of the Shares over which the award was initially made will vest and the participant will be entitled to acquire this number of Shares at the end of the Measurement Period;

(cc) growth in earnings per Share figure over the Measurement Period that falls between the limits set out in paragraphs (iv) (aa) and (iv) (bb) above will result in a pro rated vesting of the award occurring between 30 per cent. and 100 per cent. depending upon the actual growth in earnings per Share;

(dd) if growth in earnings per Share over the Measurement Period is less than the lower limit set out in paragraph (iv) (aa) above no part of the Award made under the LTIP will vest, the award will lapse and the participant will cease to have any entitlement to any of the Shares over which the Award was originally made.

The movement in the stock markets will be measured by indices appropriate to the funds managed by the Company and its subsidiaries and shall be determined by the Remuneration Committee.

For the purposes of calculating earnings per Share for any period, adjustments will be made to the earnings per share figure disclosed in the audited financial accounts. The earnings per share figure in the audited financial accounts will be amended to exclude the effects of (i) amortisation and impairment of goodwill and intangible assets, (ii) any changes arising from share options and Awards, (iii) exceptional costs and income, unless the Remuneration Committee consider this to be inappropriate, and (iv) any other adjustments deemed reasonable and appropriate by the Remuneration Committee.

In the case of an Award that takes the form of the conditional ownership of Shares (as referred to in paragraph (iii) (bb) above), to the extent that the Award has not "vested", Shares will be re-acquired from relevant participants by the Trustee for nominal consideration.

In addition to the performance condition summarised above, no Award will vest unless in the opinion of the Remuneration Committee the underlying financial performance of the Company has been satisfactory over the relevant Measurement Period.

(v) *Measurement Period*

The length of the Measurement Period for any Award will be three years. The Measurement Period for an Award will commence on the date of the Award.

(vi) *Cessation of employment*

A participant who ceases to be an employee before the end of the first year of the relevant Measurement Period, for whatever reason, will cease to have any entitlement to participate in the LTIP. Any interest he had under the Award made to him would lapse. If the Award had taken the form of a conditional ownership (as described in paragraph (iii) (bb) above) then all of the Shares over which the award had been originally made and which the participant had conditionally owned until the cessation of employment would be re-acquired by the Trustee for nominal consideration.

A participant who ceased to be an employee after the first year of the Measurement Period for a "good reason" would not be entitled to the vesting of any Shares until after the end of the relevant Measurement Period. The extent to which an Award would vest would then depend upon the extent that there had been an increase in the average market value of a share over the Measurement Period, the underlying financial performance of Aberdeen and the length of time for which the participant was an employee.

Cessation of employment for a "good reason" will include the death of the participant or the participant ceasing to be an employee because of his ill health or disability or the sale of the company or business in which he works or if he is dismissed without cause. If a participant ceases to be an employee after the first year of the Measurement Period for any reason which is not a "good reason" then the extent to which the participant can benefit under the LTIP will depend upon the discretion of the trustee who will seek the advice and recommendation of the Remuneration Committee before exercising its discretion.

(vii) *Takeover, amalgamation and reconstruction*

In the case of a takeover that takes place within the Measurement Period, earnings per Share would be calculated by reference to latest set of management accounts (such calculation being certified by the auditors of the Company), and the date of the takeover will be taken to be the end of a Measurement Period. The calculated earnings per Share figure would be used to determine the extent to which the Award will vest.

In the case of an amalgamation or reconstruction of Aberdeen, with the consent of the acquiring company, if possible, the Awards may be exchanged or varied so as to operate over shares in the acquiring company.

(viii) *Vesting of award*

At the end of the Measurement Period, if the Award takes the form of a right to acquire Shares (as summarised in paragraph (iii) (aa) above) a participant in the LTIP will only have to pay a nominal amount of consideration to the trustee in order to acquire the vested number of Shares. If the Award has taken the form of conditional ownership of Shares during the Measurement Period (as summarised in paragraph (iii) (bb) above) then the forfeiture conditions will be removed over the vested number of Shares following the end of the Measurement Period and the participant will become the absolute owner of the vested number of Shares.

(ix) *Dilution limits*

The Shares that have been made available for the purposes of the LTIP will be taken into account when determining the overall limits on the number of Ordinary Shares that can be issued by the Company in order to satisfy the exercise of all share options and incentives granted by the Company.

The number of Shares that may be issued to satisfy options granted under the 1994 Scheme, the LTIP and any other share schemes which may be in place from time to time is limited to 10 per cent. of the number of Shares in issue from time to time in any ten year period. On each occasion that the Trustee decides to make Awards under the LTIP, regard will be had to the guidelines issued by the Association of British Insurers in terms of both the number of Shares over which an Award is to be made to any one individual and to the total number of Shares over which all Awards are made on that particular occasion.

(x) *Acquisition of Shares by Trustee*

The Trustee will acquire the relevant number of Shares over which Awards are made under the LTIP from the Company by subscribing for new Shares or acquiring treasury shares (if any).

The subscription price to be paid by the Trustee will be the market value of the Shares at the date the Trustee is given the right to acquire the required number of Shares. If the Award takes the form of the participant conditionally acquiring Shares at the beginning of the Measurement Period, it would be expected that the required number of Shares will be acquired by the Trustee on the day that the Awards are made. In such circumstances, the subscription money will be advanced to the Trustee by the Company. To the extent that Shares held by the participant do not vest at the end of the Measurement Period the Shares will be re-acquired by the Trustee.

(xi) *Taxation*

The LTIP will contain provisions to ensure that any income tax and employer's and employee's national insurance liabilities that arise on the vesting of an Award or any part of the award will be satisfied by the relevant participant.

(xii) *Variation of share capital*

In the event of a variation of share capital by way of capitalisation, rights issue, sub-division, consolidation or reduction of share capital, the number of Shares over which an Award has been made may be adjusted.

(xiii) *Amendment to the LTIP*

The trustee may amend the terms of the LTIP on the recommendation of the Remuneration Committee. Certain amendments cannot take effect without Shareholder approval unless such amendments are made to comply with or take account of applicable legislation or statutory regulations or any change therein or to obtain or maintain favourable taxation treatment for the Company or the participants. Shareholder approval is required before any amendment can be made to the overall limits on the number of Shares that can be issued to satisfy options granted under Aberdeen's share option plans and Awards made under the LTIP, the category of persons who may participate, the periods during which awards may be made, the provisions relating to variation of the share capital of Aberdeen and the provisions which relate to the alteration of the terms of the LTIP.

(xiv) *Awards under the LTIP*

The life of the LTIP will be ten years commencing at its adoption and no Awards may be made more than ten years after 24 March 2005.

(xv) *Overseas arrangements*

It is intended that Awards will be made under the LTIP to executives who are not based in the United Kingdom. In order to facilitate such Awards, Aberdeen can adopt other parallel plans which are based on the LTIP and are not materially dissimilar from the LTIP but which are designed to take advantage of any taxation benefits which are available in another country and prepared so as to comply with legislation and regulations operating in that other country.

(xvi) *Pension status*

None of the benefits which may be received under the LTIP will be pensionable.

**8. The Aberdeen Group**

8.1 The Company acts as a holding company for the Group and the Group's principal activity is fund management.

8.2 The principal companies in which the Aberdeen Group interest is more than 10 per cent. are as follows:

| Subsidiary/Companies | Principal activity | Country of registration | Country of operation | Issued and fully paid share capital |
|---|---|---|---|---|
| Aberdeen Asset Managers Limited | Fund Management | Scotland | UK | £4,725,000 |
| Aberdeen Asset Management Asia Limited | Fund Management | Singapore | Singapore | S.G.$250,000 |
| Aberdeen Asset Management, Inc. | Fund Management | USA | USA | U.S.$3,250,100 |
| Aberdeen Unit Trust Managers Limited | Unit Trust Management | England | UK | £575,000 |
| Aberdeen International Limited | Long-term assurance | Guernsey | Guernsey | £2,200,000 |
| Aberdeen International Management Ireland Limited | Fund Management | Ireland | Ireland | STG£300,000 |
| Aberdeen International Fund Managers Limited | Fund Distribution | Hong Kong | Hong Kong | HK$1,000,000 |
| Aberdeen Private Wealth Management Limited | Fund Management | Jersey | Jersey | £100,000 |
| Aberdeen Asset Managers Jersey Limited | Fund Management | Jersey | Jersey | £25,000 |
| Aberdeen Murray Johnstone Limited* | Fund Management | Scotland | UK | £1,001,000 |
| Aberdeen Property Investors AB | Property Asset Management | Sweden | Sweden | SEK 7,000,000 |
| Aberdeen Property Investors Holdings AB | Property Asset Management | Sweden | Sweden | SEK100,000 |
| Aberdeen Asset Management Holdings Limited | Fund Management | Australia | Australia | AUS$24,361,000 |
| Aberdeen Asset Managers (C.I.) Limited | Fund Management | Jersey | Jersey | U.S.$120,791 |
| Edinburgh Fund Managers Group Limited | Holding Company | Scotland | UK | £1,426,195 |
| Edinburgh Fund Managers plc | Fund Management | Scotland | UK | £968,624 |
| Edinburgh Unit Trust Managers Limited | Unit Trust Management | Scotland | UK | £275,000 |
| Edinburgh Portfolio Limited | Fund Management | Scotland | UK | £10,500,000 |

* Includes the Murray Johnstone Group of Companies

All of the above investment consists of ordinary share capital. The Company also owns 100 per cent. of the deferred shares issued by Aberdeen Unit Trust Managers Limited. The Company also holds investments in other subsidiary undertakings.

## 9. Registered Offices

9.1 The Company's registered office is at 10 Queen's Terrace, Aberdeen AB10 1YG. The registered office of each of the subsidiaries are as follows:

|  |  |
|---|---|
| Aberdeen Asset Managers Limited | 10 Queen's Terrace, Aberdeen AB10 1YG |
| Aberdeen Asset Management Asia Limited | 21 Church Street, 01-01 Capital Square Two, Singapore 049480, Republic of Singapore |
| Aberdeen Asset Management, Inc. | 103 Springer Buildings, 3411 Silverside Road, Wilmington, County of New Castle, Delaware 19810, USA |
| Aberdeen Unit Trust Managers Limited | One Bow Churchyard, Cheapside, London EC4M 9HH |
| Aberdeen International Limited | PO Box 466, Barclays, Les Echelons, St Peter Port, Guernsey GY1 6AW |
| Aberdeen International Management Ireland Limited | 39/40 Upper Mount Street, Dublin 2, Ireland |
| Aberdeen Murray Johnstone Limited | 10 Queen's Terrace, Aberdeen AB10 1YG |
| Aberdeen International Fund Managers Limited | 16th-19th Floors Prince's Building, 10 Chater Road, Central Hong Kong |
| Aberdeen Private Wealth Management Limited | PO Box 641, No 1 Seaton Place, St. Helier, Jersey JE4 8YJ |
| Aberdeen Asset Managers Jersey Limited | PO Box 641, No 1 Seaton Place, St Helier, Jersey JE4 8YJ |
| Aberdeen Property Investors AB | Luntmakargatan 34, Box 3039, 103 63 Stockholm, Sweden |
| Aberdeen Asset Management Holdings Limited | Level 6, 201 Kent Street, Sydney, NSW 2000, Australia |
| Aberdeen Asset Managers (C.I.) Limited | 17 Bond Street, St Helier, Jersey, Channel Islands |
| Edinburgh Fund Managers Group Limited | 10 Queen's Terrace, Aberdeen AB10 1YG |
| Edinburgh Fund Managers plc | Donaldson House, 97 Haymarket Terrace, Edinburgh EH12 5HD |
| Edinburgh Unit Trust Managers Limited | 10 Queen's Terrace, Aberdeen AB10 1YG |
| Edinburgh Portfolio Limited | One Bow Churchyard, London EC4M 9HH |

9.2 JerseyCo's registered office is at PO Box 207, 13-14 Esplanade, St. Helier, Jersey JE1 1BD, Channel Islands.

## 10. Principal establishments

10.1 The Company's head offices and principal places of business are at 10 Queen's Terrace, Aberdeen AB10 1YG and One Bow Churchyard, Cheapside, London EC4M 9HH.

10.2 The principal establishments of the Aberdeen Group are as follows:

| Company | Location | Approx Area (Sq ft) | Tenure | Annual Rent | Term of Lease |
|---|---|---|---|---|---|
| Aberdeen Asset Management PLC | 9 and 10 Queen's Terrace, Aberdeen | 9,420 | Feuhold | N/A | N/A |
| Aberdeen Asset Management PLC | One Bow Churchyard, Cheapside, London | 36,087 | Leasehold | £1,480,000 + VAT | Expires 17 November 2017, tenant break option 2012 on notice of 1 year and 1 day |

10.3 *JerseyCo*

JerseyCo's principal establishment and place of business is at PO Box 207, 13-14 Esplanade, St. Helier, Jersey, Channel Islands, JE1 1BD.

## 11. Principal Investments

Save for investments made in relation to businesses already disposed of, details of the main investments made by the Group in other undertakings in the three prior financial years and in the current financial year, of the principal investments currently being made are set out below:

11.1 The Group has invested funds in the following in the three financial years ended 30 September 2004:

(i) During the year to 30 September 2002 the Group acquired a 40 per cent. interest in Schroder Asset Management (subsequently renamed Aberdeen Asset Management Company Limited), a fund management company based in Thailand. Following the exercise of a call option negotiated at the time of the initial investment, the Group acquired the remaining 60 per cent. of the entire issued share capital of Aberdeen Asset Management Company Limited on 18 February 2005;

(ii) During the year to 30 September 2002, an investment of £789,000 was made in Globe Financial Investments Limited, a Maltese fund management business. The cost of the investment was satisfied by the issue of 379,897 shares at an issue price of 207.5p;

(iii) The acquisition of Edinburgh Fund Managers Group plc was completed on 28 October 2003. The cost of the acquisition was satisfied by the issue of 58,473,794 shares at an issue price of 86.26p. The goodwill on the transaction amounted to £42.1 million and brought £2.1 billion of assets to the Group.

11.2 The Group has not made any principal investments in the current financial year.

## 12. Number of employees

Over the three financial years to 30 September 2004, the average numbers of persons employed by members of the Group in the following main categories of activity in each period ended as set out below, were as follows:

| | 30 September 2002 | 30 September 2003 | 30 September 2004 |
|---|---|---|---|
| Investment Management | 715 | 572 | 496 |
| Property | 261 | 266 | 225 |
| Life Assurance | 29 | 42 | 15 |
| Total | 1,005 | 880 | 736 |

## 13. Material contracts

13.1 *Aberdeen*

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Aberdeen Group within the two years preceding the date of this document and are, or may be, material as at the date of this document:

(i) a Preference Share Agency Agreement expected to be dated 30 June 2005 between (1) Aberdeen and (2) JP Morgan Chase Bank N.A. setting out, *inter alia*, the terms of appointment and duties of JP Morgan Chase Bank N.A. in its capacity as Principal Paying and Transfer Agent and Registrar (as therein defined) and the other agents set out therein (together "**the Agents**"). The duties of these Agents (for which they will receive fees payable by Aberdeen) are of an administrative nature and include, *inter alia*, acting as agent for Aberdeen in relation to the making of payments on the Preference Shares and in relation to issue and redemption of the Preference Shares in accordance with and in order to give effect to the terms set out in the terms of issue of the Preference Shares;

(ii) a subscription agreement dated 3 May 2005 (and restated on 2 June 2005) between (1) Aberdeen (2) J.P. Morgan Securities Ltd. and (3) JPMorgan Cazenove Limited and (4) JerseyCo pursuant to which it has been agreed *inter alia* that (i) JPMorgan will subscribe for 75,000 Convertible Preference Share Units at the Issue Price of £1,000 per Unit together with an overallotment option in relation to 5,000 further Convertible Preference Share Units which will be offered to potential investors by way of the Placing and Open Offer; (ii) JPMorgan Cazenove will act as sponsor in relation to Admission of the Units; and (iii) JPMorgan may stabilise the market price of the Warrants and Preference Shares by way of an over-allotment of Units. Aberdeen has agreed to pay JPMorgan a combined management and underwriting commission of 2.5 per cent. of the aggregate Issue Price and to pay JPMorgan Cazenove (at Aberdeen's option) a discretionary fee of 0.5% of the aggregate Issue Price. Aberdeen has also agreed with JPMorgan the terms upon which it will repurchase a minimum of £75 million of the 2007 Bonds held by JPMorgan at a repurchase price of 101 per cent. of the amount due together with any accrued interest. The Subscription Agreement contains representations, warranties and indemnities usual for an agreement of this nature and is terminable by JPMorgan at any time *inter alia* in the event of a breach of warranty or representation by the Company or upon the occurrence of certain events deemed by JPMorgan to materially prejudice the success of the offering.

(iii) a forward exchange agreement expected to be dated 30 June 2005 between Aberdeen and JerseyCo (the Forward Exchange Agreement") whereby Aberdeen has agreed to issue Ordinary Shares to such person as JerseyCo shall nominate in consideration for the payment of an amount equal to the aggregate premium paid upon issue of the Warrants and the transfer of any Jersey Preference Shares in issue to Aberdeen. The agreement limits JerseyCo's liability to Aberdeen to the value of JerseyCo's available assets. To the extent that there is shortfall following realisation of such assets, then Aberdeen's recourse is limited to the amount of the net proceeds of such realisation of assets. Aberdeen has also agreed to waive any right of subrogation it may have in respect of JerseyCo.

(iv) a deed of covenant expected to be dated 30 June 2005 by the Company whereby the Company has made arrangements for the protection of interests of Preference Shareholders, including, without limitation, the right to receive all payments due at any time in respect of such Preference Shares. Pursuant to this deed of covenant, the Company has agreed to pay all stamp and similar duties payable in the UK, Belgium or Luxembourg in connection with its execution, performance or enforcement.

(v) a deed poll expected to be dated 30 June 2005 entered into by the Company whereby the Company has agreed to guarantee unconditionally and irrevocably to Warrantholders and holders of Jersey Preference Shares which would arise on exercise of the Warrants the performance by JerseyCo of its obligations under the terms of the Warrants and the Jersey Preference Shares respectively. The Deed Poll contains undertakings by the Company *inter alia* (i) to allot issue and deliver Ordinary Shares upon the exercise of Warrants (ii) not to issue or pay up any securities in either case by way of capitilisation of profits or reserves (other than in certain circumstances including where the rights of the Company's securities entitle the holders to receive Ordinary Shares on a capitalisation of profits or reserves); (iii) not in any way to modify the rights attaching to the Ordinary Shares or issue equity share capital with more favourable rights (save as provided for in the Deed Poll); (iv) procure that no securities are issued (whether by the Company or a subsidiary) with rights to convert into or exchange or subscribe for Ordinary Shares (save as provided for in the Deed Poll); (v) not make any issue grant or distribution or take any other action which would cause the Ordinary Shares to be issued on exercise of Warrant Rights to be issued at a discount (or could not be legally issued as fully paid); (vi) not reduce its issued share share capital (save as provided for in the Deed Poll); (vii) where an offer is made to Shareholders or a scheme of arrangement proposed, the Company will ensure that details are made available to Warrantholders and use its reasonable endeavours to ensure that a like offer is extended to Warrantholders; and (viii) not to increase the percentage of its equity share capital represented by options or warrants.

The Company has agreed to pay all stamp and similar duties payable in the UK and in Jersey under the Deed Poll in connection with its execution.

(vi) the following contracts, which were described in the offering circular of Aberdeen dated 8 March 2005 (which is available for inspection at the addresses set out in paragraph 17 of this Part 12) and were made available for inspection at that time:

(aa) a subscription agreement dated 16 February 2005 between Aberdeen (1), JPMorgan (2) and Cazenove & Co. Ltd (3);

(bb) a joint lead manager and selling agency agreement dated 16 February 2005 between JPMorgan (1), BNP Paribas (2) and Aberdeen (3);

(cc) a trust deed dated 10 March 2005 between Aberdeen (1) and The Law Debenture Trust Corporation p.l.c. (2);

(dd) a paying and conversion agency agreement dated 10 March 2005 between Aberdeen (1), BNP Paribas Securities Services, Luxembourg Branch (2), BNP Paribas, London Branch (3) and The Law Debenture Trust Corporation p.l.c. (4); and

(ee) a facility agreement between, *inter alia*, Bank of Scotland (1) and the Issuer (2) dated 10 October 2000 as supplemented or amended by agreements dated 30 May 2001, 7 February 2002, 31 March 2003, 27 October 2003, 30 June 2004, 12 November 2004 and 27 January 2005.

(vii) the following contracts, which were described in the listing particulars of Aberdeen dated 3 October 2003 (which is available for inspection at the addresses set out in paragraph 17 of this Part 12) and were made available for inspection at that time:

(aa) a sale agreement dated 5 September 2003 between Aberdeen (1), New Star Asset Management Group Limited (2);

(bb) a share sale and purchase agreement dated 8 October 2002 between Ilmarinen Mutual Pension Insurance Company (1) and Aberdeen Property Investors Nordic AB (2);

(cc) a shareholders agreement between dated 8 October 2002 between Ilmarinen Mutual Pension Insurance Company (1) and Aberdeen Property Investors Nordic AB (2);

(dd) a letter of undertaking dated 4 September 2003 between Edinburgh Fund Managers Group plc (1) and Aberdeen (2);

(ee) a letter agreement between Aberdeen (1) and the trustees of the Edinburgh Fund Managers Group plc Retirement and Death Benefits Plan (2); and

(ff) a share purchase agreement dated 11 September 2003 between Aberdeen (1) and John Walton, John Pennink, Mark Townsend, Joe Bauernfreund and Francesa Eady (2).

Save as disclosed in this paragraph 13.1 of this Part 12, no member of the Aberdeen Group has entered into any other contract (not being a contract entered into in the ordinary course of business) which contains any provision under which any member of the Aberdeen Group has any obligation or entitlement which is material to the Aberdeen Group as at the date of this document.

13.2 *JerseyCo*

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by JerseyCo within the two years preceding the date of this document and are, or may be, material as at the date of this document:

(i) the Warrant Terms as set out in the Warrant Agency Agreement, and summarised in section B of Part 4 of this document.

(ii) a Warrant Agency Agreement expected to be dated 30 June 2005 between (1) JerseyCo and (2) JPMorgan Chase Bank N.A. setting out, *inter alia*, the terms of appointment and duties of JPMorgan Chase Bank N.A. in its capacity as Warrant Agent (as therein defined). The duties of the Warrant Agent (for which it will receive fees payable by Aberdeen) are of an administrative nature and include, *inter alia*, acting as agent for JerseyCo in relation to the exercise of Warrant Rights and the making of Share Exchange Calls by Warrantholders and the issue and redemption of Warrants in accordance with and to give effect to the terms set out in the terms of issue of the Warrants.

(iii) a letter agreement from Aberdeen to JerseyCo pursuant to which in consideration of JerseyCo entering into the transaction documents associated with the Placing and Open Offer, Aberdeen has agreed to meet all JerseyCo's ongoing administrative and running costs, and all other costs and expenses incurred from time to time together with the payment of an annual fee.

(iv) an administration agreement expected to be dated 30 June 2005 between (1) JerseyCo and (2) Bailhache Labesse Trustees Limited ("the Administrator") pursuant to which the Administrator provides general administration services to JerseyCo including, inter alia, the provision of a company secretary; the maintenance of statutory records; the preparation and maintenance of minutes; and the preparation of statutory annual returns as required by the laws of Jersey.

(v) a deed of covenant expected to be dated 30 June 2005 by JerseyCo whereby the JerseyCo has made arrangements for the protection of interests of Warrantholders, including, without limitation, the right to receive all payments due at any time in respect of such Warrants. Pursuant to this deed of covenant JerseyCo has agreed to pay all stamp and similar duties payable in the UK, Belgium or Luxembourg in connection with its execution, performance or enforcement.

(vi) the Forward Exchange Agreement referred to in paragraph 13.1(iii) above.

(vii) the Subscription Agreement referred to in paragraph 13.1(ii) above.

Save as disclosed in this paragraph 13.2 of this Part 12, JerseyCo has not entered into any other contract (not being a contract entered into in the ordinary course of business) which contains any provision under which JerseyCo has any obligation or entitlement which is material to JerseyCo as at the date of this document.

## 14. Working Capital

*Aberdeen*

The Company is of the opinion that, having regard to the cash balances and existing bank and other facilities available to the Aberdeen Group, and having taken into account the net proceeds of the Placing and Open Offer receivable by the Company, the Aberdeen Group has sufficient working capital for it present requirements, that is for at least the next 12 months from the date of this document.

*JerseyCo*

JerseyCo is of the opinion that, having regard to the cash balances and existing bank and other facilities available to it, and having taken into account the net proceeds of the Placing and Open Offer receivable by JerseyCo, it has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this document.

## 15. Litigation and other proceedings

*Aberdeen*

On 24 December 2004 Aberdeen announced that the near three-year-long investigation into the marketing and management of split capital funds had been concluded with an omnibus settlement between the majority of the firms involved in the sector, the FSA, the Jersey Financial Services Commission and the Guernsey Financial Services Commission. The terms of the settlement entail no admission of liability and effectively conclude the Group's exposure to the regulators in respect of these matters. Aberdeen has contributed £35 million to a central fund. This fund will be used to provide a cash distribution for retail investors in the zero dividend preference shares issued by split capital investment companies. In total, approximately £143 million was committed to the central fund by 18 companies involved in the sector, including Aberdeen's own contribution supported by a payment made by Aberdeen's insurers in full and final settlement of any liability those insurers might have under the relevant insurance policies. Aberdeen also finalised the details of an Uplift Plan for investors in Progressive, (a retail unit trust which, since its launch in August 2000, has invested primarily in zero dividend preference shares of listed multi-class closed end collective investment vehicles) at an estimated cost of £43.3 million. In the two years to 30 September 2004, the Group incurred legal and other external costs of over £7 million in relation to these issues.

The Uplift Plan is available to investors who hold units in Progressive which were issued by the managers on or before 28 June 2002 and offers those investors the opportunity to receive the initial cost of their investment on the redemption of their holdings on or around the fifth anniversary of their investment. Payments to Eligible Investors (as defined in the Uplift Plan) who have previously sold their holdings have also been offered at a discounted rate. Investors who accept the offer to participate in the Uplift Plan do so in full and final settlement of any remedies that they may consider they would otherwise have. All Eligible Investors have now been offered the opportunity to participate in the Uplift Plan.

Eligible Investors who have accepted the offer of participation in the Uplift Plan have done so on condition that they relinquish their rights to take any other action in relation to their holding in Progressive. Eligible Investors who have chosen not to participate in the Uplift Plan may pursue a complaint via FOS.

Acceptance by an investor of the Uplift Plan enables Aberdeen to crystallise the extent of its liability to that investor and the final closing date for applications is 3 June 2005. As at 23 May 2005, acceptances had been received from Eligible Investors representing some 94.4 per cent. by value of those entitled to participate.

Aberdeen announced on 26 February 2004 that it had received details from an FOS adjudicator of a provisional assessment in respect of a case being examined by FOS in relation to a complaint brought by one investor in Progressive. There have been further similar provisional assessments. The provisional assessments, which are not binding on either party, set out the FOS adjudicator's view on these complaints. The provisional assessments proposed that the dispute between Aberdeen Unit Trust Managers Limited and the complainants be resolved by the payment of compensation to the complainants. After careful consideration of the provisional assessments, the Aberdeen Board believed the provisional assessments did not reflect the weight of evidence which Aberdeen had supplied to substantiate its position. Whilst remaining sensitive to the distress suffered by investors in Progressive and wishing to provide support to them on a voluntary basis, the Aberdeen Board could not agree with the FOS adjudicator's opinion. Aberdeen will therefore exercise its right to have the cases referred to an Ombudsman for determination. Aberdeen, on the basis of robust legal advice, will vigorously contest any cases on which FOS may issue adverse findings.

Were FOS ultimately to make a final decision against the Aberdeen Group, any compensation would have to take into account the circumstances of individual cases. In this regard, given the advice of Aberdeen's solicitors and the lack of information as to both the number and quantum of cases which will be subject toany determination by FOS, the Aberdeen Board considers it impossible to make any reasonable estimate of any potential liability of the Aberdeen Group over and above the cost of the Uplift Plan.

On 3 April 2003, the board of REO announced it had terminated its management contract with the Aberdeen Group with immediate effect and indicated that it held the Aberdeen Group liable for damages in respect of losses incurred on its income portfolio. No proceedings have been issued by REO, however a letter of claim dated 20 December 2004 has been received. Aberdeen believes it is likely that REO will issue proceedings. The Aberdeen Group does not accept the validity of REO's termination without notice. The Aberdeen Group has rejected the claim and, if proceedings are brought, they will be vigorously defended and the Aberdeen Group will counterclaim for its accrued fees and the fees relating to the 12 months' notice period provided for in the management contract. It is not possible to quantify any exposure to damages in this regard.

In April 2004, the liquidator of the special purpose vehicle of Aberdeen Preferred Income Trust Limited wrote to Aberdeen indicating that it was considering a claim. However, no further detail has been forthcoming.

The speculation that legal proceedings may be brought against a range of parties who have been involved in the Splits Sector continues. Other than as stated above, no notice of any legal proceedings related to the Aberdeen Group's involvement in the Splits Sector has been served against any member of the Aberdeen Group and any such proceedings would be defended robustly.

*JerseyCo*

There are no, and have not been any, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which JerseyCo is aware) which may have or have had since the incorporation of JerseyCo a significant effect on the financial position of JerseyCo.

## 16. Miscellaneous

16.1 There has been no significant change in the financial or trading position of the Group since 31 March 2005, the date to which the unaudited consolidated financial statements of Aberdeen Group have been prepared and published for the six months ended 31 March 2005.

16.2 Save for the entering into of the contracts summarised in paragraph 13 above, there has been no significant change in the financial trading or position of JerseyCo since its date of incorporation.

16.3 The annual audited accounts of the Company for each of the three years ended 30 September 2002, 2003 and 2004 were audited by the Company's auditors, KPMG Audit Plc of 37 Albyn Place, Aberdeen AB10 1JB.

16.4 KPMG Audit Plc has made reports under Section 235 of the Companies Act on the financial statements of the Company for the years ended 30 September 2002, 2003 and 2004 which were unqualified and did not contain any statement as described in Section 237(2) or (3) of the Companies Act. Statutory accounts of the Company have been delivered to the Registrar of Companies in Scotland for each of the three financial years ended 30 September 2002, 2003 and 2004. The report of the Company's auditors contained the following statement: "To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.".

16.5 KPMG Audit Plc has given and not withdrawn its consent to the inclusion in this document of its report in the form and context in which it is included for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

16.6 The total costs and expenses of and incidental to the Placing and Open Offer (including commissions as set out in paragraph 13.1(ii) of this Part 12, listing fees, printing and other expenses) are estimated to amount to £4.1 million exclusive of VAT and are to be borne by the Company. Of this sum, approximately £2 million (excluding VAT) is payable to financial intermediaries of which £0.5 million is discretionary.

## 17. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) for a period of 14 days from the date of publication of this document at the offices of Maclay Murray & Spens, 5 Old Bailey, London, EC4M 7JX:

17.1 the memorandum and articles of association of Aberdeen;

17.2 the memorandum and articles of association of JerseyCo;

17.3 the audited consolidated accounts of the Company and its subsidiaries for the two years ended 30 September 2004 and the unaudited consolidated financial statements of the Company and its subsidiaries for the six months ended 31 March 2005;

17.4 the accountant's report on JerseyCo included in Part 10 of this document;

17.5 the material contracts referred to in paragraph 13 of this Part 12 above;

17.6 the directors' service contracts referred to in paragraph 4.14 of this Part 12 above;

17.7 the offering circular dated 8 March 2005 referred to in paragraph 13 of this Part 12 above;

17.8 the listing particulars dated 3 October 2003 referred to in paragraph 13 of this Part 12 above;

17.9 2007 Bonds Trust Deed;

17.10 2010 Bonds Trust Deed;

17.11 the instrument of trust referred to in paragraph 3.4 of this Part 12 above; and

17.12 this document.

## 18. Availability of this document

Copies of this document are available for inspection from the UKLA's Document Viewing Facility which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS and until 20 June 2005, are also available on display at the offices of Maclay Murray & Spens, 5 Old Bailey, London, EC4M 7JX during normal business hours on any weekday (Saturdays and public holidays excepted).